Form 20-F
period 1997-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO LTD
filed 1997-08-11
CIK 63271

                       SECURITIES AND EXCHANGE COMMISSION

                                    Form 20-F


                 ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1997
                         Commission file number 1 - 6784

                    MATSUSHITA DENKI SANGYO KABUSHIKI KAISHA
             (Exact name of registrant as specified in its charter)

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                 (Translation of registrant's name into English)

                                      Japan
                 (Jurisdiction of incorporation or organization)

                  1006, Oaza Kadoma, Kadoma City, Osaka, Japan
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class        Name of each exchange on which registered

American Depositary Shares*   New York Stock Exchange and Pacific Stock Exchange

Common Stock**                New York Stock Exchange and Pacific Stock Exchange


* American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents ten shares of Common Stock.

**    Par value 50 Japanese yen per share.

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
                                (Title of Class)

         Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)


This form contains 69 pages.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


                                                        Outstanding as of
                                                --------------------------------
                                                March 31, 1997   March 30, 1997
Title of Class                                   (Japan Time)    (New York Time)
                                                --------------   ---------------
     Common Stock - 50 yen par value per share   2,111,156,851

     American Depositary Shares, each
       representing 10 shares of common stock                       1,808,508

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___.

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17.  X   Item 18. ___.

All information contained in this Report is as of March 31, 1997 or for the year ended March 31, 1997 (fiscal 1997) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on July 17, 1997 was 116.13 yen = U.S.$1.


                                     PART I


Item 1.     Description of Business

                                     GENERAL

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, "Matsushita" or the "Company" refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group) is one of the world's leading producers of electronic and electric products.

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of mankind through the supply of quality consumer goods. The Company's business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white television sets and refrigerators. Matsushita continued to grow during the following decades by expanding its product range to include color television sets, hi-fi components, air conditioners, video tape recorders, industrial equipment and information/communication equipment.

Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company's products are marketed under several trademarks, including "Panasonic," "National," "Technics," "Quasar," "Victor" and "JVC."

In the 1990s, Matsushita is basing its growth on technological advancement and the use of electronics technology in every phase of life. The Company has been expanding its development activities in such areas as next-generation audiovisual equipment, multimedia products, and advanced electronic components and devices. Its priority product areas include optical discs (such as DVDs), mobile communications equipment, display devices and semiconductors.

In December 1990, the Company acquired MCA INC. (MCA), a leading U.S. entertainment company, for approximately U.S.$6.1 billion.

In May 1993, the Company and N.V. Philips' Gloeilampenfabrieken (Philips) terminated their joint venture company, Matsushita Electronics Corp. (MEC), and the Company acquired Philip's 35% equity share in MEC for 185 billion yen, thus making MEC a wholly-owned subsidiary.

In April 1995, the Company merged with Matsushita Housing Products Co. Ltd., a wholly-owned subsidiary engaged in the manufacture and sale of housing-related products.

In June 1995, the Company sold an 80% interest in MCA, now named Universal Studios, Inc., to The Seagram Company Ltd. for approximately U.S.$5.7 billion, leaving the Company with a 20% interest.

Effective April 1, 1997, the Matsushita parent company established a new organizational structure, setting up four internal divisional companies - responsible for AVC (audiovisual and computer products), home appliances and housing electronics, air conditioners, and electric motors - by grouping a majority of its some 50 product divisions. This step was taken in order to facilitate strategic planning, speed decision making and more efficiently allocate resources across a broader range than that afforded by each single product division.

                                SALES CATEGORIES

The following table shows Matsushita's sales by major product categories for the last three fiscal years:


                                                 (Billions of yen)
                            ---------------------------------------------------------
                                             Fiscal year ended March 31,
                            ---------------------------------------------------------
                                  1997                1996                 1995
                            ----------------    ----------------      ---------------
  Video Equipment           1,343       18 %     1,225      18 %      1,272      18 %
  Audio Equipment             576        8         518       8          555       8
  Home Appliances           1,026       13         914      13          916      13
  Communication and
    Industrial Equipment    2,493       32       2,013      30        1,797      26
  Electronic Components     1,056       14       1,020      15          893      13
  Batteries and Kitchen-
    Related Products          472        6         405       6          374       5
  Entertainment               -         -          -        -           611       9
  Other                       710        9         700      10          530       8
                            -----      ---       -----     ---        -----     ---

              Total         7,676      100 %     6,795     100 %      6,948     100 %
                            =====      ===       =====     ===        =====     ===

     Note: In June 1995, the Company sold an 80% equity interest in MCA. Accordingly, beginning in fiscal 1996, MCA is no longer treated as a consolidated subsidiary. As a result of the exclusion of MCA's revenues from consolidated sales, the proportion of "Entertainment" revenues has become insignificant. Therefore, other entertainment revenues have been combined into the "Other" category, beginning in fiscal 1996.

Video Equipment

Matsushita is a world leader in the production of home-use videocassette recorders (VCRs) and related products. The Company's home VCR line ranges broadly from high-quality picture and sound units, such as "S-VHS" VCR decks and camcorders and those compatible with the 16:9 wide aspect ratio (wide-screen) TV format, to easy-to-operate models, such as VHS VCR decks with fewer control buttons. Building upon its advanced digital technology, the Company launched the world's first home-use digital camcorder in September 1995, and further introduced a new type of slim and light digital camcorder equipped with a 4-inch liquid crystal display (LCD) during fiscal 1997. Matsushita is also strengthening its professional VCR business, increasing deliveries of its DVCPRO, a compact digital video system to the world's major broadcasting companies and other professional users, complementing its renowned 1/2-inch D3 and D5 VCR systems for broadcast use. Sales of VCR products during fiscal 1997 amounted to 727 billion yen, or nearly 10% of total Company sales.

Matsushita's broad range of television receivers is designed to meet demand in all segments of the Japanese and international markets. Increasing emphasis has recently been placed, especially in Japan, on models that offer larger screens and enhanced picture quality, including wide-screen and high-definition television (HDTV) sets. Matsushita also produces color TV/VCR combination units, liquid crystal color TVs, large-screen color projection TV systems, laser disc players, satellite broadcast receivers and communications-satellite-related equipment. In November 1996, the Company introduced DVD players to the market ahead of most other companies, together with an enhanced-definition wide-screen TV (Wide Clear Vision) equipped with a built-in DVD player. In anticipation of the burgeoning demand for multi-channel digital satellite TV broadcasting in Japan, Matsushita also began marketing set-top boxes during fiscal 1997 for such broadcasts. Sales of television receivers and other video equipment for fiscal 1997 were 616 billion yen, or 8% of total Company sales for the period.

Audio Equipment

Matsushita produces a large variety of audio equipment, such as radio receivers, cassette tape recorders, radio/cassette stereos, portable headphone players and compact disc (CD) and Mini Disc (MD) players, as well as stereo hi-fi and related equipment, electronic musical instruments, car audio equipment and car navigation equipment. The Company also produces video CD players, which combine video functions into audio products.

Although competition in the audio equipment market is increasingly intense, Matsushita has been gaining strength in such fields as portable headphone players and CD players by offering a number of attractive models, including those that attained a long continuous playing time through the use of compact high-performance batteries and those with unique design and sturdy body suitable for outdoor use. In the growing line of car navigation equipment as well, the Company has been in the forefront of new product introduction primarily in Japan, offering models compatible with the VICS (a real-time communication service offering traffic information through visual images and text) and those with the DVD-ROM and a wide-screen LCD.

Home Appliances

Matsushita's vast array of home appliance products includes refrigerators and freezers, air conditioners and electric fans, home laundry equipment (such as washing machines and dryers), dishwashers, vacuum cleaners, electric irons and steamers, cooking equipment (such as microwave and other ovens, blenders, juicers, food processors, rice cookers, induction heating cookers and home bread-making machines) and electric and kerosene heaters.

Matsushita is constantly introducing innovations in its appliance line to satisfy the needs of highly-discerning Japanese consumers. Recent examples include refrigerators equipped with inverter-driven compressors that allow low power consumption and featuring greater storage capacity, air conditioners with improved energy consumption and dehumidification using compact scroll-type compressors, washing machines that remove chlorinated lime from tap water to prevent the discoloration of clothing, and room air purifiers that remove even pollen and germs which cause hay fever. To meet growing concern for a safe and clean environment, Matsushita has also expanded its lineup of home-use garbage disposal units, and marketed refrigerators which employ a CFC substitute with an ozone-depletion coefficient of zero, as a refrigerant.

Communication and Industrial Equipment

This category encompasses information and communication equipment, as well as factory-automation and other industrial equipment. Information equipment includes personal computers (PCs), word processors, PC displays, hard disk, CD-ROM, PD and other optical disc drives, other computer peripherals, and plain paper copiers. Major products in communication equipment are facsimile equipment, telephones, cellular telephones, pagers, digital private branch exchanges, municipal and community radio systems, CATV systems, communication network equipment, teleconference systems, traffic control systems, electronic educational systems, professional audiovisual equipment, and office- and home-security systems. Furthermore, the Company has been strengthening its multimedia-related equipment and systems business: During fiscal 1997, it marketed personal digital assistants (PDAs), DVD-ROM drives and a PC with a built-in DVD-ROM drive. While currently expanding deliveries of its multimedia information providing systems and PC LAN systems to municipal, business and other customers, the Company has also decided to participate in such new ventures as DirecTV Japan, a digital satellite broadcast operator, and British Interactive Broadcasting Ltd.

In factory-automation equipment, Matsushita is an industry leader in electronic-parts-mounting machines, and is also a major producer of industrial robots and electronic measuring instruments. Other industrial equipment includes welding equipment, CO2 laser processing machines, power-distribution equipment, vending machines, commercial air-conditioning equipment, refrigerated showcases, and compressors.

Electronic Components

Matsushita produces a broad range of semiconductors, including integrated circuits (ICs), such as MOS LSIs and bi-polar ICs, discrete devices and charge coupled devices (CCDs), as well as cathode-ray tubes (CRTs) and magnetrons, for use by Matsushita and other manufacturers. Matsushita also manufactures incandescent, fluorescent, mercury and sodium lamps, electric motors, micro motors, TV tuners, resistors, capacitors, multi-layered circuit boards, speakers, ceramic components, magnetic recording heads, LCDs, plasma display panels (PDPs), sensing devices and other electronic parts.

Recognizing that components and devices will become an increasingly important factor for the innovation and advancement, as well as competitiveness, of finished products and systems in the multimedia/digital network age, Matsushita currently places the greater-than-ever priority on the development of the electronic components technology and business, with special emphasis on semiconductors and display devices. In semiconductors, the Company is striving to expand the multimedia-related devices field, including single-chip multifunctional LSIs called System LSIs, digital signal processors, MPEG (Moving Picture Experts Group) chips and semiconductor lasers. In display devices, the Company is strengthening its global CRT production and supply network, increasing its LCD production capacity, and developing a high quality 42-inch wide-screen PDP in collaboration with the U.S.-based Plasmaco, Inc., which Matsushita acquired in early 1996.

Batteries and Kitchen-Related Products

Matsushita is one of the world's leading battery manufacturers and produces many types of batteries, such as manganese, alkaline, lithium, solar, silver-oxide and zinc air cells, nickel-cadmium, nickel-metal-hydride, lithium-ion and sealed lead-acid batteries and storage batteries for automotive use, as well as various battery powered appliances. Among these, production of compact, high-performance rechargeable batteries, such as nickel-metal-hydride and lithium-ion cells, has been expanding in recent years, as these batteries are increasingly used in compact electronic equipment and applied to a variety of other product areas.

In response to environmental concerns, Matsushita has replaced almost all of its domestic and overseas production of manganese and alkaline batteries with no-mercury-added cells. Matsushita is also active in developing high-performance batteries for environmentally-friendly electric vehicles (EVs). During fiscal 1997, the Company's nickel-metal-hydride rechargeable batteries were installed in Japan's first functional EV marketed by Toyota Motor Corporation, and a new joint company was also established with Toyota to develop, produce and sell these batteries.

This category also includes kitchen sinks and cabinets, integrated kitchen-fixture systems, gas appliances, gas and kerosene hot-water supply systems, and bath and sanitary equipment.

Other

Other includes bicycles, cameras and flash units, electric pencil sharpeners, water purifiers, a variety of imported materials and products, such as non-ferrous metals, paper and medical equipment, and prerecorded video and audio tapes and disks, as well as revenue from miscellaneous services.


                             SALES AND DISTRIBUTION

Set forth below is a sales breakdown by geographical markets:

                                                   (Billions of yen)
                              ----------------------------------------------------------
                                               Fiscal year ended March 31,
                              ----------------------------------------------------------
                                    1997                 1996                1995
                              ----------------     ----------------     ----------------

  Japan                       4,046       53 %      3,727       55 %    3,455       50 %
  North and South America     1,249       16        1,067       16      1,597       23
  Europe and Africa             836       11          721       10        667        9
  Asia and Others             1,545       20        1,280       19      1,229       18
                              -----      ---        -----      ---      -----      ---

               Total          7,676      100 %      6,795      100 %    6,948      100 %
                              =====      ===        =====      ===      =====      ===

Sales and Distribution in Japan

The strength of the Company's sales organization has been a significant factor in its growth over many years. Domestic sales have traditionally been handled by four major divisions organized according to the type of customer, i.e., consumers, corporate and government, manufacturing industry and housing/construction industry, respectively.

In order to meet the ever-diversifying needs of consumers and various industries, the Company implemented a major reorganization of these sales divisions in July 1995, restructuring them into 11 new divisions more precisely aligned with specific customers and products. These new divisions include Consumer Products Sales Division, Housing Equipment Sales Division, Electrical Supplies Sales Division, Public Systems Sales Division, Private Institution Sales Division, AV & CC Systems Sales Division, Industrial Sales Division, Factory Automation Sales Division and Automotive Electronics Sales Division. In addition, a Semiconductor Sales Division was established, effective April 1, 1997, to enhance the Company's ability to meet the sophisticated customer needs in this strategically important business area.

With the exception of light bulbs and other inexpensive products, substantially all of Matsushita's consumer products carry warranties which vary in duration from one to five years, in line with the normal practice of the industry. Service is provided by Matsushita and by approved service companies which obtain replacement parts from Matsushita and other suppliers.

Overseas Activities

Matsushita operates 203 companies in 44 countries outside of Japan, including four regional headquarters, 47 manufacturing/sales companies, 94 manufacturing companies, 39 sales companies, 9 research organizations and four finance subsidiaries. International marketing of Matsushita's products is conducted through the Company's sales subsidiaries and affiliates and also through independent distributors. In addition, certain products are sold in foreign markets on an OEM basis and marketed under the brand names of third parties.

In order to promote global business development, as well as to counter currency fluctuations, Matsushita continues to expand and strengthen its overseas production. In addition to its established overseas production capacity for TV sets, audio equipment, batteries and other traditional products, Matsushita is increasing overseas production bases and capacity for VCRs, air conditioners, microwave ovens, electronic components and communication and industrial equipment. The Company currently places emphasis on building production and sales networks in newly developing markets, such as the People's Republic of China and India.

Overseas sales, including products manufactured outside Japan and those exported from Japan, represented approximately 47% of the Company's total consolidated sales in fiscal 1997.

Customers

The largest markets for Matsushita's products have traditionally been consumers and households. Since the 1980s, the proportion of sales to non-consumer customers, such as governments, commercial and industrial corporations and other institutions, including large customers such as electric and electronic equipment manufacturers, automobile manufacturers and various other machinery makers, has been rising as Matsushita places increasing emphasis on industrial and commercial products and electronic components. In the year ended March 31, 1997, sales of communication and industrial equipment and electronic components accounted for approximately 46% of Matsushita's total sales, rising from 34% of the total (36% of total excluding MCA) in fiscal 1992. Matsushita's business is not materially dependent upon any single customer.


                            RESEARCH AND DEVELOPMENT

Matsushita considers research and development (R&D) to be a key factor in its success and essential to the achievement of its corporate goals. To bolster its capacity to transform new technologies into commercially viable products, the Company effected a major reorganization of its R&D structure in February 1994. The reorganization mainly involved replacing the corporate engineering divisions with two new core divisions: the Corporate Research Division and the Corporate Product Development Division. The Company further reorganized the Corporate Product Development Division in October 1995 to strengthen the audiovisual and computer-integrated equipment field. The Corporate Research Division operates four research laboratories, including the Central Research Laboratories, and engages primarily in basic research and environment- and energy-related research and development. The 1995 reorganization involved replacing the Corporate Product Development Division with five product development centers, including the Multimedia Development Center and Optical Disk Systems Development Center. The five product development centers focus on the development of multimedia-related products and systems, optical disc-related equipment systems, displays devices, car electronics systems, and related key components and devices.

Several specialized R&D facilities continue to operate independently, although they cooperate closely with the aforementioned research laboratories and development centers. These facilities include the newly expanded Corporate Semiconductor Development Division, which operates four R&D centers, such as the Advanced LSI Technology Development Center and the Microprocessor Development Center, and the Production Engineering Laboratory, which engages in development of new manufacturing technology and supports production activities at Matsushita's domestic and overseas operating facilities.

Manufacturing divisions and certain subsidiaries also maintain their own research facilities and/or departments, engaged in specific research and development projects or engineering and design improvements, which work in close cooperation with the above-mentioned corporate research organizations.

The most significant technological developments in recent years include; DVD products including DVD players and DVD-ROM drives featuring the Company's twin focus pickup, DVD-RAM drives with single side recording capacity of 2.6 gigabytes, and DVD discs employing a dual-layer disc bonding technology; DV software codec that facilitates capture of video images from standard digital video cameras and editing and playback of such video images on the PC; a multimedia information providing system based on the Company's video server, featuring easy creation and editing of multimedia files consisting of AV, text and still-picture data and distribution of the data to multiple terminals; a high-density multilayered printed circuit board technology with an "inner via hole" structure, which enables development of compact and light digital cellular phones and other multimedia products; a CMOS image censor LSI that has integrated moving picture compression functions on a single chip, facilitating development of compact, low power consumption digital video and digital still cameras; a wafer level burn-in technology, which is designed to burn in all the chips on a wafer at a time, thus improving the efficiency of wafer inspection at LSI production facilities; the world's first direct-modulation type blue laser with an output of 15-milliwatts, combining a high conversion efficiency SHG waveguide and a tunable infrared semiconductor laser, with possible application for the next-generation high definition DVD with a data storage capacity of 15 gigabytes per side of the disc; a new mounting technology for LSIs that eliminates wire bonding by using a conductive adhesive to bond the protrusions on a semiconductor chip's electrodes directly to the circuit board's electrodes, a technology contributing to the downsizing of equipment such as sub-notebook PCs and digital video cameras; a catalytic technology that improves thermal efficiency and reduces nitrogen oxide when applied to new gas-fired appliances; an environmentally-friendly molded motor in which copper and iron can be easily recycled; and ring-shaped dual-tube fluorescent lamps with longer conduction paths, realizing increased brightness and greater energy efficiency.

Total expenditures for research and development amounted to 378 billion yen, 400 billion yen and 435 billion yen for the three years ended March 31, 1995, 1996 and 1997, respectively, representing 5.4% (5.9% excluding MCA), 5.9% and 5.7% of Matsushita's total net sales for each of those periods.


                              CAPITAL EXPENDITURES

Recognizing that building advanced technologies, equipment and processes are essential to the cost-efficient manufacturing of sophisticated electronic products and devices, the Company has gradually been increasing investment in plant and equipment in recent years. Total capital expenditures were 316 billion yen, 381 billion yen and 415 billion yen for fiscal 1995, 1996 and 1997, respectively. Besides constant investment in production automation and labor-saving facilities, increasing emphasis has been placed on expansion of strategically-important business areas, including semiconductors and other key device area and mobile communications equipment, as well as overseas production facilities.


                                   COMPETITION

The markets in which the Company sells its products are highly competitive in Japan, as well as abroad. Matsushita's principal competitors, across the full range of its products, consist of a small number of large Japanese manufacturers. In particular categories of products it encounters additional competition from companies in the United States, Europe and Asia. In addition, Matsushita competes with a large number of smaller and more specialized companies. The Company expects that competition will continue to be intense both in Japan and abroad.

Restrictive or protective measures imposed or negotiated by foreign governments have impeded Matsushita's ability to compete freely in the market with foreign producers. Additionally, the emergence of several Asian developing countries as lower-cost production sites has applied pressure to Japanese manufacturers, including Matsushita, in terms of price competition in international markets. However, the Company has been endeavoring to minimize the effects of these negative factors primarily by devising various cost-reduction measures, increasing its overseas production with emphasis on local procurement of parts and components, and developing joint ventures and other cooperative agreements with overseas partners.


                                   TRADEMARKS

Most of Matsushita's products are distributed throughout the world under the "Panasonic" and "National" trademarks. Matsushita also sells a number of hi-fi products under the "Technics" trademark. Some of the Company's products are sold under other trademarks, the most important of which are "Quasar," "Victor" and "JVC."

                            PATENT LICENSE AGREEMENTS

Matsushita holds numerous Japanese and foreign patents and utility model registrations for its products and engages in mutual exchange of technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers is increasing year by year.

Matsushita is a licensee under various license agreements which cover a wide range of products, including television receivers, VCRs, components and certain tubes and lamps. Matsushita has non-exclusive patent license agreements with RCA-Thomson Licensing Corporation covering a broad range of its products, the most important of which are television receivers, VCRs and related equipment. Matsushita has a non-exclusive patent cross-license agreement with Texas Instruments Incorporated covering semiconductors. Matsushita Electronics Corporation (MEC), a consolidated subsidiary of the Company, has a non-exclusive patent cross-license agreement with Philips Electronics N.V. covering most of the items manufactured by MEC, including semiconductor devices, various lamps, cathode-ray and electron tubes and certain other products.

Matsushita's license and technical assistance agreements are for three- to ten-year periods, unless the agreements cover specific patents to be licensed therein, in which case they are normally for the life of the patent.

The Company considers all its technical exchange and license agreements beneficial to its operations.


                       RAW MATERIALS AND SOURCES OF SUPPLY

Matsushita purchases a wide variety of parts and materials from various suppliers in Japan and abroad. The Company applies a multi-sourcing policy -- being not dependent upon any one source of supply for any essential item. Since suppliers are selected on the basis of a fair and comprehensive evaluation, the Company enjoys good business relationships with them and the sourcing is properly assured. In recent years, the Company has been endeavoring to promote a policy of global optimum purchasing by selecting the best qualified suppliers from all over the world and buying the most competitive parts and materials.


                               EMPLOYEE RELATIONS

As of March 31, 1997, Matsushita had approximately 271,000 employees. Most regular employees in Japan, except management personnel, are union members, principally of the Matsushita Electric Industrial Labor Union, which is affiliated with the Japanese Electrical Electronic & Information Union.

As is customary in Japan, the Company negotiates annually with the unions and grants annual wage increases and bonuses which are paid twice a year. Matsushita also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year.

In the last 20 years, Matsushita has experienced no major labor strikes or disputes. The Company considers its labor relations to be excellent.

Item 2.     Description of Property

The Company's principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita's manufacturing plants are located principally in Japan, other countries of Asia, North and South America and Europe. The Company considers that all its factories are well maintained and suitable for its current production requirements.

The following table sets forth information as of March 31, 1997 with respect to manufacturing facilities:

              Floor Space
            (thousands of
Location     square fe                   Principal Products Manufactured
--------     ---------                   -------------------------------
Osaka           10,035   VCRs, television receivers, audio equipment, washing
                          machines, other home appliances, information
                          equipment, industrial equipment, components,
                          batteries, kitchen fixtures.

Kanagawa         4,388   Communication, information and measuring equipment,
                          VCRs, audio equipment, car audio equipment, compact
                          discs, CRT displays, refrigerators, batteries.

Shiga            3,531   Air conditioners, refrigerators, compressors, vacuum
                          cleaners.

Tochigi          2,378   Television receivers, TV picture tubes, information
                          equipment.

Nara             2,076   Home appliances, gas and kerosene equipment, compact
                          discs.

Okayama          1,866   VCRs, components, magnetic tapes and discs.

Kyoto            1,629   Semiconductors, components.

Ibaraki          1,068   Television receivers, magnetic tapes.

Shikoku          3,572   VCRs, television receivers, information equipment,
                          audio equipment, home appliances.

Kyushu           2,289   Information and communication equipment, home
                          appliances, components, industrial equipment.

North            6,096   Television receivers, home appliances, VCRs, car audio
  America                 equipment, information and communication equipment,
                          compressors, components, semiconductors, batteries.

Europe           3,024   VCRs, television receivers, audio equipment, car audio
                          equipment, home appliances, components, information
                          and communication equipment.

Asia            15,877   Television receivers, audio equipment, air
                          conditioners, refrigerators, other home appliances,
                          components, semiconductors, information equipment,
                          industrial equipment, compressors, batteries.

Other           16,330   Home appliances, industrial equipment, components,
                          semiconductors, video and audio equipment, dry cell
                          batteries, information equipment.
              --------
      Total     74,159
              ========

In addition to its manufacturing facilities, Matsushita's properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 6.2 million square feet, research and development facilities with an aggregate floor space of approximately 6.0 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 9.6 million square feet, and administrative offices with an aggregate floor space of approximately 14.3 million square feet.

Matsushita leased approximately 12.9 million square feet of floor space as of March 31, 1997, most of which was for sales office space.


Item 3.     Legal Proceedings

In November 1991, Loral Fairchild Corporation, a Delaware corporation, filed two lawsuits in the United States District Court for the District of Virginia against the Company, Matsushita Electric Corporation of America and 36 other defendants. The suits were consolidated. All defendants were charged with infringement of two U.S. patents by virtue of the production abroad and sale in the United States of certain charge coupled devices (CCDs), which are used in products such as video cameras and facsimile machines. In December 1991, this action was transferred to the United States District Court for the Eastern District of New York. The action seeks damages, attorneys' fees and a permanent injunction. The Company has asserted that the patents are invalid and not infringed upon by its products incorporating CCDs. This litigation has been bifurcated between liability and damages and has been stayed as to all defendants except one defendant. In a first liability trial involving this defendant, a jury held that it infringed the two U.S. patents at issue. In July 1996, the court granted, among other things, its subsequent motion for judgment as a matter of law, overturning the verdict. Loral Fairchild Corporation appealed this decision to the Court of Appeals for the Federal Circuit and oral argument was held in June, 1997.

In July 1992, Matsushita Electronics Corporation (MEC), which manufactures CCDs, commenced a suit in the United States District Court for the Southern District of New York seeking a declaration that MEC's CCDs and all end products incorporating MEC's CCDs (collectively "products") are licensed under the two U.S. patents at issue. In April 1993, the district court granted MEC's motion for summary judgement and ruled that the products were licensed. The Court of Appeals for the Federal Circuit affirmed the decision in September 1994, and denied Loral Fairchild's petition for rehearing in November 1994. The MEC's tort claim against Loral Fairchild and its parent, Loral Corporation, concerning certain liability issues was tried to the court ending in October, 1996.
That decision is still pending.

Matsushita is a co-defendant in a class-action lawsuit relating to the acquisition of MCA in 1990. Certain former stockholders of MCA who tendered their shares to Matsushita in such acquisition brought actions in the United States District Court of the Central District of California claiming, in part, that the Company violated Securities and Exchange Commission Rule 14d-10 by treating the then chairman and chief executive officer of MCA differently than other MCA stockholders in such acquisition. The district court denied plaintiffs' motion for summary judgement and subsequently granted Matsushita's motion for summary judgement. The United States Court of Appeals, Ninth Circuit (1995 WL 75487 (9th Cir. (Cal.))), reversed, in part, finding that the Company violated Rule 14d-10 and remanded for further proceedings to determine damages. The Company has since filed a petition for a writ of certiorari with the United States Supreme Court. In February 1996, the Court reversed, finding that the separate class-action settlement judgment rendered by the Delaware Supreme Court is entitled to full faith and credit even though it released claims within the exclusive jurisdiction of the federal courts, and remanded for proceedings consistent with the Court's opinion. In April, 1996, the Ninth Circuit issued an order requiring the parties to submit supplemental briefs setting forth the class action issues remaining open on remand and stating their arguments with respect to those issues. Briefing and oral argument is complete.
The matter remains pending in the Ninth Circuit.

Management is of the opinion that any outcome of these actions against Matsushita will not have a material adverse effect on Matsushita's operation and financial position.

There are a number of other legal actions and administrative investigations against the Company and subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on Matsushita's financial position.


Item 4.     Control of Registrant

(a) Matsushita is not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government.

(b)     (1)    To the knowledge of the Company, no person owns more than ten percent of any class of the Company's common stock.

        (2) The total number of the Company's voting securities beneficially owned by the Directors and Corporate Auditors as a group as of March 31, 1997 is as follows:


                                                 Number of            Percent
  Title of class  Identity of person or group  shares owned          of class
  --------------  ---------------------------  ------------          --------
 Common Stock       Directors and Corporate     18,418,643             0.87%
                      Auditors -- 36 persons      shares

(c) As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.


Item 5.     Nature of Trading Market

Common Stock, American Depositary Receipts

The primary market for the Company's Common Stock is the Tokyo Stock Exchange (the "TSE"). The Common Stock is traded on the First Section of the TSE and is also listed on seven other stock exchanges in Japan. In addition, the Company's Common Stock is listed on the Amsterdam Stock Exchange in the form of original Common Stock under the ASAS system, on the Frankfurt Stock Exchange and Duesseldorf Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate and on the Paris Stock Exchange in the form of original Common Stock of the Company. In the United States, the Company's American Depositary Shares have been listed on and traded in the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange in the form of American Depositary Receipts ("ADRs"). There may from time to time be a differential between the Common Stock's price on exchanges outside the United States and the market price of the American Depositary Shares in the United States.

ADRs are issuable pursuant to a Deposit Agreement dated as of April 28, 1970, as amended and restated as of November 20, 1975 and as further amended as of October 1, 1982 (the "Deposit Agreement"), among the Company, Morgan Guaranty Trust Company of New York as Depositary (the "Depositary"), and the holders of ADRs. ADRs evidence American Depositary Shares, each representing 10 shares of Common Stock deposited under the Deposit Agreement with The Sumitomo Bank, Limited, as agent of the Depositary, or any successor or successors to such agent or agents.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE, and the reported high and low sales prices of the Company's American Depositary Shares on the NYSE:


                    Tokyo Stock Exchange       New York Stock Exchange
                    --------------------       -----------------------
                     Price per Share of          Price per American
                     Common Stock (yen)    Depositary Share (a) (dollars)
                    --------------------   ------------------------------
Calendar Period      High           Low         High              Low
---------------      ----           ---         ----              ---
1995
     1st quarter     1,650         1,230       163.3/4           131.1/2
     2nd quarter     1,440         1,200       172.1/2           144.00
     3rd quarter     1,690         1,310       172.00            146.1/2
     4th quarter     1,690         1,410       166.00            140.00
1996
     1st quarter     1,790         1,640       171.00            157.1/4
     2nd quarter     2,070         1,730       188.00            159.1/2
     3rd quarter     2,050         1,790       187.1/2           163.3/8
     4th quarter     2,010         1,810       176.1/2           159.00
1997
     1st quarter     2,000         1,670       166.00            142.7/8

         Note:  (a)     Based upon one American Depositary Share representing 10
                        shares of Common Stock.

As of March 31, 1997, approximately 8.14% of the Company's Common Stock was owned by a total of 188 United States shareholders including the Depositary's nominee, considered as one shareholder of record, owning approximately 0.88% of the total Common Stock.


Item 6.     Exchange Controls and Other Limitations Affecting Security Holders

(a)     Japanese Foreign Exchange Controls

        The Foreign Exchange and Foreign Trade Control Law of Japan (the "Foreign Exchange Law"), and the cabinet orders and ministerial ordinances thereunder govern certain aspects relating to the acquisition and holding of shares by "non-residents of Japan" and by "foreign investors" (as hereinafter defined).

        "Non-residents of Japan" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan.

        Acquisition of Shares

        Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally requires prior notification by the acquiring person to the Minister of Finance. The notification must be filed not more than 10 days prior to the proposed acquisition.

        If, however, a party to the transaction is one of the Japanese securities companies (or licensed branches of foreign securities companies) which are designated by the Minister of Finance ("designated securities companies") or if a designated securities company acts as an intermediary (broker or agent) in such transaction, no prior notification is required. The designated securities companies are subject to reporting requirements to the Minister of Finance through The Bank of Japan. The acquisition of shares by non-resident shareholders by way of a stock split is not subject to any notification requirements.

        Notwithstanding the foregoing, if the proposed transaction falls within the category of "inward direct investment" referred to below, the transaction is subject to different regulations.

        The term "inward direct investment" in relation to transactions in shares means:

        (i) acquisition by a "foreign investor" (a non-resident individual or a corporation which was organized under the laws of a foreign country or whose principal business office is located outside Japan or a Japanese corporation a majority of whose shares are owned, directly or indirectly, by non-residents and/or foreign corporations or a majority of whose officers or officers having the power of representation are non-resident individuals) of shares of stock of a Japanese corporation whose shares are not listed on any stock exchange (or registered with a securities dealers' association as shares to be traded on an over-the-counter market) other than acquisition of such shares from other foreign investors;

        (ii) acquisition by a foreign investor of shares of an unlisted corporation from a non-resident who had held such shares since the time when he was a resident; and

        (iii) acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) the result of which would be such investor's holding directly or indirectly 10% or more of the total outstanding shares of such corporation or, if such foreign investor already holds 10% or more of the total outstanding shares of such corporation, acquisition of additional shares in such corporation.

        Except in limited cases prescribed by the law as requiring a prior notification, whenever an inward direct investment was made, the foreign investor who made such investment must make a post facto report to the Minister of Finance and other Ministers having jurisdiction over the business of the issuer of the shares within 15 days from the acquisition.

        Dividends and Proceeds of Sale

        Under the foreign exchange regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

        Exercise or transfer of subscription rights

        Acquisition by a non-resident shareholder of shares of common stock of the Company upon exercise of subscription rights is subject to the same formalities and restrictions as referred to under "Acquisition of shares" above and such non-resident may in general exercise such rights after filing a prior notification with the Minister of Finance as to such acquisition. If a non-resident shareholder wishes to dispose of, rather than exercise, any subscription rights, he may sell such rights in or outside Japan without restriction. As to the transferability of subscription rights by non-residents, see heading "(b) Description of Common Stock - Subscription rights" below.

        American Depository Shares

        Neither the deposit of shares of common stock of the Company by a non-resident of Japan, the issuance of ADRs in exchange therefor, nor the withdrawal of the underlying shares of common stock of the Company upon surrender of ADRs is subject to any formalities or restrictions referred to under "Acquisition of shares" above.

        On May 23, 1997 the Foreign Exchange and Foreign Trade Control Law was amended with effect from April 1, 1998. Pursuant to this amendment, the title of the statute will be changed to the Foreign Exchange and Foreign Trade Law and, with minor exceptions, all aspects of the foreign exchange and foreign trade transactions which under the existing law are subject to licensing or other approval or prior notification requirements (including those relating to the acquisition of and other transactions in shares of stock of Japanese corporations referred to above, except for limited cases of inward direct investment) will be substituted by the post facto reporting requirement. However, the Minister of Finance will have the power to impose a licensing requirement for certain transactions in limited circumstances. Detailed implementing regulations have not yet been issued but are expected to be made before the amendments' effective date of April 1, 1998.

(b)     Description of Common Stock

        Set forth below is certain information relating to the common stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Shares Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (Kabushiki Kaisha) and certain related legislation.

        General

        The presently authorized capital stock of the Company is 5,000,000,000 shares, which may be issued with a par value of 50 yen per share or without a par value. The Commercial Code requires that share be in registered form. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have his name registered in the Company's register of shareholders. All of the presently outstanding shares of the Company are of a par value of 50 yen per share. The Company may, by a resolution of the Board of Directors, convert per value shares into non-par value shares or vice versa. Shareholders are required to file their names, addresses and seals with The Chuo Trust & Banking Co., Ltd., the transfer agent for the Company, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

        The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares of common stock of the Company. Pursuant to this system a holder of shares of common stock is able to choose, at his discretion, to participate in this system and all certificates of shares of common stock elected to be put into this system are deposited with the central clearing system and all such shares are registered in the name of the clearing house in the Company's register of shareholders. Each participating shareholder is in turn registered in the register of beneficial shareholders and treated the same way as shareholders registered in the Company's register of shareholders.

        Dividends

        The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to annual dividends, the Board of Directors of the Company may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders who are registered in the Company's register of shareholders at the end of each September 30, subject to the limitations described below.

        The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of (i) its stated capital, (ii) its capital surplus, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the fiscal period concerned, and (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development expense over the aggregate of amounts referred to in (ii), (iii) and (iv) above. If the Company has on its balance sheet a number of shares of its common stock which the Company has acquired for the purpose of transferring the same to its employees pursuant to the amendments to the Commercial Code which took effect on October 1, 1994 and June 1, 1997 but such shares are yet to be transferred, the book value of such shares shall be deducted from the amount available for payment of dividends. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, but adjusted to reflect any subsequent dividend and the legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i),
        (ii), (iii), (iv) and (v) above, and, in addition to the deduction referred to in the immediately preceding sentence, if the Company's shareholders have adopted a resolution for the Company's purchase of shares of its common stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of canceling the same, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

        The Commercial Code, currently in effect, does not provide for "stock dividends." However, under the Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional shares by way of a stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

        In Japan the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

        Transfer of capital surplus and legal reserve to stated capital and stock splits (free share distributions)

        When the Company issues new shares of common stock, the entire amount of the issue price of such new shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as capital surplus (subject to the remainder being not less than the total par value of the new shares being issued). The Board of Directors may transfer the whole or any part of capital surplus and legal reserve to stated capital and grant to shareholders additional shares of common stock free of charge by way of a stock split, without affecting the par value thereof, with reference to the whole or any part of the amount of capital surplus and legal reserve so transferred to stated capital; such additional shares may also be granted by reference to the amount representing the portion of the issue price of shares of common stock in excess of the par value thereof which has been accounted for as stated capital.

        The Commercial Code permits the Company to make a partially free distribution to shareholders by way of a rights issue at a subscription price per share which is less than the par value thereof if (a) the difference between the subscription price and the par value does not exceed the amount of the stated capital minus the aggregate par value of all outstanding shares, divided by the number of new shares to be issued pursuant to such rights issue, (b) the sum of the net assets of the Company (as appearing on the latest balance sheet) and the total subscription price, divided by the number of the shares outstanding immediately after the issue of the new shares, is at least 50 yen and
        (c) the subscription rights are made transferable. In order to satisfy the requirement mentioned in (a) above, the Board of Directors may transfer the whole or any part of capital surplus or legal reserve to stated capital.

        General meeting of shareholders

        The ordinary general meeting of shareholders to settle accounts of the Company for each fiscal period is normally held in June each year in Kadoma, Osaka, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

        Notice of a shareholders' meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting.

        Voting rights

        A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and ""Unit" share system - Voting rights of a holder of shares representing less than one unit " below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own common stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

        The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders or granting to Directors or employees rights to subscribe for new shares which are to be permitted from October 1, 1997 by virtue of the 1997 amendments to the Commercial Code, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required.

        Subscription rights

        Holders of the Company's common stock have no pre-emotive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

        Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a foreign investor (as defined above under the heading "(a) Japanese Foreign Exchange Controls") not resident in Japan will be enforceable against the Company and third parties only if the Company's prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a foreign investor.

        Dilution

        In the future it is possible that market conditions and other factors might make a rights offering to shareholders at par or substantially below the market price of shares of common stock desirable. If the number of shares offered in a rights offering is substantial in relation to the number of shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in the Company.

        Liquidation rights

        In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.

        Liability to further calls or assessments

        All the Company's presently outstanding shares of common stock including shares represented by the American Depository Shares are fully paid and non-assessable.

        Transfer agent

        The Chuo Trust & Banking Co., Ltd. is the transfer agent for the Company's common stock; as transfer agent, it keeps the Company's register of shareholders in its office at 6-26, Kitahama 2-chome, Chuo-ku, Osaka, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

        Record date

        March 31 is the record date for the Company's year-end dividends. The shareholders who are registered as the holders of 1,000 shares or more in the Company's register of shareholders at the end of each March 31 are also entitled to exercise shareholders' rights at the ordinary general meeting of shareholders with respect to the fiscal period ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' public notice.

        The price of the shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

        Repurchase by the Company of its common stock

        Except as otherwise permitted by the Commercial Code as set out below, the Company or any of its subsidiaries cannot acquire the Company's common stock except by means of a reduction of capital in the manner provided in the Commercial Code. The Company may acquire, its common stock in response to a shareholder's request for purchase of his shares representing less than one unit. See ""Unit" share system - Right of a holder of shares representing less than one unit to require the Company to purchase such shares" below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

        The 1994 and 1997 amendments to the Commercial Code now enable the Company to acquire its common stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (if the Articles of Incorporation provide that the shares may be purchased for the purpose of cancellation by resolution of the Board of Directors, pursuant to the resolution of the Board of Directors): (1) for the purpose of transferring the same to its Directors and/or employees; and
        (2) for the purpose of cancellation thereof. Acquisition by the Company of shares of its common stock for the purpose of (1) above is subject to, among other things, the following restrictions: (a) number of shares to be acquired does not exceed 10% of all issued and outstanding shares;
        (b) total amount of purchase price does not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount (if the purchase is made pursuant to the resolution of the Board of Directors as referred to in the parentheses above, one-half of such permitted amount); and (c) acquisition shall be made through a stock exchange transaction or by way of tender offer.

        "Unit" share system

        Pursuant to the Commercial Code the Company has adopted 1,000 shares as one unit of shares.

        Transferability of shares representing less than one unit

        Certificates for shares representing less than one unit may only be issued in certain limited circumstances. Since the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates have been issued continue to be transferable, but the transfer may be registered in the Company's register of shareholders only if the transferee is already a registered shareholder (whether in respect of units or of shares representing less than one unit).

        Right of a holder of shares representing less than one unit to require the Company to purchase such shares

        A holder of shares representing less than one unit may at any time require the Company to purchase such shares at their last reported sale price on the Osaka Securities Exchange on the day when such request is made or, if no sale takes place on the Osaka Securities Exchange on such day, the last reported sale price on the Tokyo Stock Exchange on such day, and if a sale takes place on neither of such exchanges on such day, the price at which the first sale of the shares is effected on the Osaka Securities Exchange thereafter, less applicable brokerage commission. The usual securities transfer tax is applicable to such transactions.

        0ther rights of a holder of shares representing less than one unit

        A holder of shares representing less than one unit has the following rights in respect of such shares: (i) the right to receive dividends (including interim dividends), (ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares or upon a capital decrease or merger of the Company, (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders, (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of the Company, and (v) the right, to require the Company to issue replacement share certificates for lost, stolen or destroyed share certificates. All other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.

        Voting rights of a holder of shares representing less than one unit

        A holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each such share, except as stated in "Voting rights" above.

        Consolidation by operation of law of shares constituting one unit into one share

        The unit share system is intended to be an interim measure with a view ultimately to achieve shares of a much higher denomination than at present. On a date to be specified by separate legislation, the shares comprising one unit will be deemed to be consolidated into one share. Presently it is not known when the bill specifying such date will be submitted to the Japanese parliament. If the consolidation takes place, the holder of any fractional share constituting one-hundredth of one share or any integral multiple thereof, which may result from such consideration, will be registered as the holder thereof in the register of fractional shares and the holder of any fraction representing less than a whole hundredth of one share will be entitled to receive a cash payment.

(c)     Reporting of Substantial Shareholdings

        The Securities and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Minister of Finance within five business days a report concerning such shareholdings.

        A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Securities Dealers Association of Japan.


Item 7.  Taxation

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits in themselves (whether for the purpose of making a free distribution or dividend in shares), subject as set out below, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but not capital surplus) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax.

Under the Income Tax Convention between the United States and Japan (the "convention"), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a United States resident or corporation not having a "permanent establishment" (as defined therein) in Japan is generally 15%.

For purposes of the convention and the U.S. Internal Revenue Code of 1986, as amended, (the "Code"), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the American Depositary Shares represented by the ADRs.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporation is 20%.

Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of Common Stock or ADRs outside Japan, or from the sale of Common Stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Common Stock or ADRs as a legatee, heir or donee.

Dividends paid with respect to ADRs and Common Stock will constitute foreign source dividend income for purposes of the foreign tax credit provisions of the Code to the extent paid out of current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes. U.S. holders will not be eligible for the dividends-received deduction otherwise allowed to corporations.

Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by the Company with respect to ADRs and Common Stock will generally be within either the "passive" income class or the "financial services" income class depending on a particular holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. holder's income and the deductions appropriately allocated or apportioned thereto.


Item 8.     Selected Financial Data

                                      (Billions of yen, except per share amounts
                                               and yen exchange rates)
                             --------------------------------------------------------
                                            Fiscal year ended March 31,
                             --------------------------------------------------------
  Income Statement Data:       1997      1996        1995         1994        1993
  ----------------------       ----      ----        ----         ----        ----
  Net sales                   7,676     6,795       6,948        6,624       7,056
  Income before income
    taxes                       332        77         232          128         162
  Net income (loss)             138       (57)         90           24          37
  Per common share:
     Net income (loss)        60.64    (27.12)      41.04        11.67       17.66
     Dividends                12.50     12.50       13.50        12.50       12.50
                            ($0.112)  ($0.136)    ($0.136)     ($0.116)    ($0.100)

  Balance Sheet Data:
  -------------------

  Total assets                8,696     8,012       8,202        8,193       8,755
  Long-term debt                923     1,019       1,291        1,260       1,201
  Minority interests            611       560         556          558         678
  Stockholders' equity        3,696     3,398       3,255        3,289       3,406

  Yen exchange rates per
    U.S. dollar:
     Year-end                123.72    107.00       86.85       102.40      114.90
     Average                 113.19     97.09       98.48       107.13      123.98
     High                    104.49     81.12       86.85       101.10      114.90
     Low                     124.54    107.29      105.38       114.20      134.53

        Notes:   1.  Dividends per share reflect those paid during each
                     fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates prevailing on the respective payment dates.

                 2. Beginning with fiscal 1994, the Company adopted SFAS No. 109 (Accounting for Income Taxes), and accordingly, prior year figures have been restated to reflect this change.

                 3. In June 1995, the Company sold an 80% equity interest in MCA INC. (MCA). Accordingly, beginning in fiscal 1996, MCA, now named Universal Studios, Inc., is no longer treated as a consolidated subsidiary but as an associated company whose results are reflected by the equity method in Matsushita's consolidated financial statements. The Company registered a one-time, non-operating loss on the sale of its investment in MCA of approximately 164 billion yen in fiscal 1996, primarily stemming from the realization of foreign currency translation adjustments, which led to a substantial decrease in income before income taxes and a net loss.


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

(a)     Results of Operations

        For the three-year period ended March 31, 1997 ("fiscal 1995," "fiscal 1996" and "fiscal 1997"), the Japanese economy experienced a moderate recovery from the recessionary climate of the prior years. The signs of a recovery first appeared in fiscal 1995 in such areas as housing construction and consumer spending, helped by the individual income tax cut, and became more noticeable in fiscal 1996 as a result of the government's fiscal and monetary policies to stimulate the domestic economy. The moderate pace of recovery continued in fiscal 1997, due mainly to a solid increase in demand from the private sector, especially corporate capital investment and consumer spending.

        Overseas economic conditions were generally favorable during this three-year period, with the solid economic expansion of Asian countries (excluding Japan), continued strength of the United States economy, and recovery in several European nations.

        Reflecting the aforementioned factors, Japan's Gross Domestic Product in real terms showed moderate growth of 0.7%, 2.4% and 3.0% in fiscal 1995, 1996 and 1997, respectively.

        The inflation rates in Japan for this period were low and had no substantial impact on the Company's operations. A large portion of the Company's overseas business is conducted in low-inflation areas, and operations in highly inflationary environments are not material.

        The Company's business was adversely affected, in terms of export-price competitiveness, by the yen's appreciation in fiscal 1995 and 1996, and favorably affected by the yen's depreciation in fiscal 1997. To alleviate the effects of currency exchange rate fluctuation, the Company has been increasing production outside Japan to meet the increasing overseas demand while minimizing its dependence on exports. The Company is also using various currency risk hedging techniques. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the operation's functional currency. Management has maintained a basic policy of hedging currency risks by engaging in forward foreign-exchange contracts with leading world-class banks.

        During this period, the Company conducted a three-year Matsushita Revitalization Plan to revitalize and strengthen its corporate structure with emphasis on improving profitability. Under the plan, the Company devoted its efforts to increase responsiveness to changing and increasingly sophisticated customer needs through the development of new products and technologies, the enhancement of service quality and the reinforcement of its sales structure. The Company also worked to expand its business in such strategic growth areas as digital audiovisual(AV) and information/communication equipment and electronic components/ devices, while at the same time strove to lower manufacturing and overhead costs. These cost-cutting efforts included the streamlining of product design, the use of common components and parts for different models, the reduction in manufacturing processes, and the improvement of efficiency in its administrative and support departments. These efforts, combined with the aforementioned economic factors, led to gains in the Company's sales and earnings during the past three years, excluding the effects related to the sale of the Company's equity interest in the U.S. entertainment company, MCA INC. (MCA), as follows:

        In fiscal 1995, sales and earnings increased, reflecting the modest recovery of the Japanese economy, management efforts and the other factors discussed above. Net sales increased 4.9% and net income rose 269.5% in fiscal 1995.

        In June 1995, the Company transferred an 80% share of its equity interest in MCA to The Seagram Company Ltd. for approximately U.S.$5.7 billion. Consequently, MCA, now named Universal Studio, Inc., is no longer treated as a consolidated subsidiary but as an associated company whose results are reflected by the equity method on Matsushita's consolidated financial statements, beginning fiscal 1996. Due primarily to the accounting treatments related to the sale of the Company's controlling interest in MCA, as described in further detail below, the Company reported a 2.2% decline in net sales and a net loss of 57 billion yen in fiscal 1996. If the effects related to MCA were excluded, the Company's sales and earnings would have shown continued improvements in fiscal 1996.

        In fiscal 1997, net sales increased 13.0% to a record 7,676 billion yen, reflecting a favorable economic environment worldwide and management initiatives. The Company reported net income of 138 billion yen, as compared with a net loss in fiscal 1996. Excluding the effects relating to MCA discussed above, net income for fiscal 1997 would still have shown solid growth.


        Year ended March 31, 1997 compared with 1996
        --------------------------------------------

        (1)    Sales

        Consolidated net sales in fiscal 1997 reached 7,676 billion yen, up 13.0% from the previous years' 6,795 billion yen. This increase was achieved in a generally favorable worldwide economic environment as discussed above.

        Domestic sales rose 8.5% to 4,046 billion yen, largely because of continued strong demand for information and communication equipment, as well as a steady growth in sales of video and audio equipment and home appliances. Overseas sales grew 18.3% to 3,630 billion yen, due mainly to sales growth in all major categories and the depreciation of the yen. On a local currency basis, overseas sales increased 8.3%.

        Sales by major product categories were as follows:

        Video equipment sales increased 9.6% to 1,343 billion yen, due largely to the solid growth of high-definition TVs and digital video camcorders in Japan, as well as to increased sales of color TVs in overseas markets.

        Audio equipment sales rose 11.3% to 576 billion yen, led by strong domestic and overseas sales of car audio and related products, and solid growth of headphone stereos and CD players.

        Home appliance sales grew 12.3% to 1,026 billion yen, with a steady increase in demand for fully-automatic washing machines, vacuum cleaners and microwave ovens, as well as lower-power consumption models of large-sized refrigerators and air conditioners.

        Communication and industrial equipment sales increased 23.9% to 2,493 billion yen, led by information and communication equipment, particularly mobile communications equipment and computer peripherals such as hard-disk drives and PC displays.

        Electronic components sales rose 3.5% to 1,056 billion yen, as the adverse effect of price declines in semiconductors was more than offset by growth of general components, liquid crystal display (LCD) panels, and cathode-ray tubes (CRTs) for computer displays.

        Batteries and kitchen-related product sales increased 16.6% to 472 billion yen, with steady growth in demand for compact lithium-ion rechargeable batteries and high-performance alkaline batteries. Kitchen-related products also sold well, supported by increased housing construction in Japan.

        (2)    Operating Profit

        Despite the negative effect of worldwide price declines, operating profit increased 41.4% to 374 billion yen, compared with the previous year's 264 billion yen, due principally to the Company's efforts to lower manufacturing costs and other expenses, the growth in sales, and the favorable effects of the yen's depreciation.

        (3)    Other Income (Deductions)

        Other income (net) registered a loss of 42 billion yen in fiscal 1997, compared with a loss of 188 billion yen in fiscal 1996, when the Company incurred a one-time, non-operating loss of approximately 164 billion yen, primarily stemming from the realization of foreign currency translation adjustments relating to the sale of the MCA equity interest. During fiscal 1997, the Company recognized a loss of 107 billion yen associated with impaired receivables related to NL Finance Co., Ltd.
        (NLF), a financial subsidiary, along with an impairment loss of 46 billion yen related to the decline in value of real estate held for sale which had been received by NLF in satisfaction of impaired receivables. The Company recorded gross realized gains of 104 billion yen from the sale of available-for-sale securities in fiscal 1997.

        (4)    Provision for Income Taxes

        Provision for income taxes amounted to 155 billion yen. Its ratio to income before income taxes decreased to 46.8%, compared with 150.7% in fiscal 1996, when the Company incurred the aforementioned, non-tax-deductible loss relating to the MCA equity sale.

        (5)    Minority Interests

        Minority interests totaled 44 billion yen, compared with 22 billion yen in fiscal 1996, reflecting the earnings improvement of several subsidiaries.

        (6)    Equity in Earnings of Associated Companies

        Equity in earnings of associated companies increased to 6 billion yen from 4 billion yen in the prior year, due to the improvement in earnings of certain associated companies.

        (7)    Net Income

        Due to the factors stated in the preceding paragraphs, net income for fiscal 1997 grew to 138 billion yen, compared with the prior year's net loss of 57 billion yen. Its ratio to sales was 1.8%, compared with (0.8%) in the previous year.


        Year ended March 31, 1996 compared with 1995
        --------------------------------------------

        (1)    Sales

        Consolidated net sales in fiscal 1996 were 6,795 billion yen, down 2.2% from the previous year's 6,948 billion yen, primarily owing to the exclusion of MCA's revenues from fiscal 1996 consolidated results. Were MCA's revenues excluded from the previous year's results, sales would have risen in fiscal 1996.

        Consolidated domestic sales rose 7.9% to 3,727 billion yen. Overseas sales decreased 12.2% (11.6% on a local-currency basis) to 3,068 billion yen, due mainly to the exclusion of MCA's revenues from consolidated sales.

        Sales by major product categories were as follows:

        Video equipment sales decreased 3.7% to 1,225 billion yen, due largely to a shift in consumer demand to lower priced models, although unit shipments of TVs and VCRs increased in both domestic and overseas markets.

        Audio equipment sales declined 6.7% to 518 billion yen, owing to intensified competition and falling international price levels, although unit shipments advanced both in Japan and abroad.

        Home appliance sales were approximately the same as the previous year at 914 billion yen, as a result of firm demand for such products as refrigerators and microwave ovens and seasonal products, such as air conditioners and heating equipment.

        Communication and industrial equipment sales increased 12.0% to 2,013 billion yen. Surging demand for mobile communications equipment (such as cellular phones) and personal computers (PCs) in Japan and overseas supported growth in the information and communication equipment field, while increased capital investment by manufacturers of such equipment boosted sales of factory-automation (FA) equipment.

        Electronic components sales rose 14.3% to 1,020 billion yen, primarily owing to strong domestic and overseas sales of semiconductors, CRTs and general components for use in information and communication equipment, such as PCs and cellular phones.

        Sales of batteries and kitchen-related products grew 8.2% to 405 billion yen. Batteries showed continued growth in domestic and overseas markets, led by strong sales of compact, rechargeable batteries for use in information, communication and audiovisual equipment. Kitchen-related products also posted solid growth.

        As a result of the exclusion of MCA's revenues, the proportion of "Entertainment" revenues became insignificant. Accordingly, other entertainment revenues were combined into the "Other" category, beginning in fiscal 1996.

        (2)    Operating Profit

        Despite adverse factors, such as intensified price competition and appreciation of the yen's average rate, as well as the exclusion of MCA from fiscal 1996 consolidated results, operating profit increased 1.6% to 264 billion yen, compared with the previous year's 260 billion yen, due mainly to sales gains and the Company's efforts of lowering manufacturing costs and raising overall management efficiency.

        (3)    Other Income (Deductions)

        Other income (net) registered a loss of 188 billion yen in fiscal 1996, compared with a loss of 28 billion yen in fiscal 1995, due mainly to the one-time, non-operating loss of approximately 164 billion yen relating to the MCA equity sale.

        (4)    Provision for Income Taxes

        Provision for income taxes amounted to 115 billion yen. Its ratio to income before income taxes jumped to 150.7%, compared with 56.4% for the previous fiscal year, due primarily to the aforementioned, non-tax-deductible loss relating to MCA.

        (5)    Minority Interests

        Minority interests were 22 billion yen, compared with 17 billion yen in fiscal 1995, owing mainly to the earnings improvement of certain subsidiaries.

        (6)    Equity in Earnings of Associated Companies

        Equity in earnings of associated companies decreased to 4 billion yen from the previous year's 6 billion yen because of the decreased earnings of certain overseas associated companies.

        (7)    Net Income (Loss)

        Due to the factors stated in the preceding paragraphs (in particular, the non-operating loss relating to MCA), the Company registered a net loss of 57 billion yen, compared with net income of 90 billion yen in the previous year. Its ratio to sales was (0.8%), compared with the previous year's 1.3%.

        Year ended March 31, 1995 compared with 1994
        --------------------------------------------

        (1)    Sales

        Consolidated net sales in fiscal 1995 were 6,948 billion yen, up 4.9% from the previous year's 6,624 billion yen. This positive result reflected the moderate recovery in consumer spending in Japan and the generally favorable overseas market conditions.

        Consolidated domestic sales rose 2.8% to 3,455 billion yen, and overseas sales rose 7.1% to 3,493 billion yen after translation into yen. On a local currency basis, overseas sales increased 11.5%.

        Sales by major product categories were as follows:

        Video equipment sales decreased 2.6% to 1,272 billion yen, due largely to a shift in consumer interest to lower-priced models and the adverse effects of the strong yen, although sales of wide-screen TVs grew in Japan.

        Audio equipment sales grew 3.2% to 555 billion yen, supported by increased overseas sales. In the domestic market, sales of portable CD players rose and new models of mini-component systems were also favorably received, but overall domestic revenues decreased due to a general shift in consumer preference to lower-priced models.

        Home appliance sales posted 9.3% growth, reaching 916 billion yen, reflecting a sharp upturn in domestic sales of air conditioners and refrigerators owing largely to 1994's record-hot summer. Sales of fully automatic washing machines also remained firm.

        Communication and industrial equipment sales increased 9.5% to 1,797 billion yen. In addition to increases in domestic sales of cellular phones and personal facsimile machines, sales of hard-disk and CD-ROM drives and other computer peripherals, as well as FA equipment, grew substantially both in Japan and overseas.

        Electronic components sales rose 7.7% to 893 billion yen, reflecting strong domestic and overseas demand for semiconductors and a sharp increase in overseas sales of general components.

        Sales of batteries and kitchen-related products grew 7.9% to 374 billion yen on account of an overall sales increase of batteries, in particular nickel-metal-hydride rechargeable cells and alkaline batteries, as well as expanding sales overseas.

        Entertainment revenues rose 4.2% to 611 billion yen. U.S. dollar-based sales of MCA grew substantially in such areas as film and music entertainment, but were partially offset by the impact of the yen's appreciation after translation into Japanese currency.

        (2)    Operating Profit

        Despite adverse factors such as intensified price competition and the yen's appreciation, operating profit increased 49.9% to 260 billion yen, compared with the previous year's 174 billion yen, due mainly to sales gains and the Company's efforts of lowering manufacturing costs and raising overall management efficiency.

        (3)    Other Income (Deductions)

        Other income (net) registered a loss of 28 billion yen in fiscal 1995, compared with a loss of 45 billion yen in fiscal 1994. The reduction in the amount of the loss reflected a decrease in non-operating, other expenses compared with the previous fiscal year when the Company incurred a loss associated with uncollectible loan receivables of a financial subsidiary, despite a decrease in interest income due to lower interest rates.

        (4)    Provision for Income Taxes

        Provision for income taxes amounted to 131 billion yen. Its ratio to income before income taxes dropped to 56.4% compared with 77.9% for the previous fiscal year, due primarily to the turnaround of certain subsidiaries which showed losses in the previous year.

        (5)    Minority Interests

        Minority interests were 17 billion yen in fiscal 1995 compared with 7 billion yen in fiscal 1994, owing mainly to the turnaround of certain subsidiaries.

        (6)    Equity in Earnings of Associated Companies

        Equity in earnings of associated companies increased to 6 billion yen from the previous year's 3 billion yen, reflecting improved performance of several associated companies.

        (7)    Net Income

        Due to the factors stated in the preceding paragraphs, net income for fiscal 1995 climbed to 90 billion yen from 24 billion yen in the previous year. Its ratio to sales increased to 1.3% from the previous year's 0.4%.


(b)     Liquidity and Capital Resources

        The Company's total assets at the end of fiscal 1997 increased to 8,696 billion yen, compared with 8,012 billion yen a year ago. Major factors contributing to this rise were increases in cash and cash equivalents, trade receivables, and property, plant and equipment. Stockholders' equity increased to 3,696 billion yen, from 3,398 billion yen a year ago, due mainly to an increase in retained earnings and the positive effects of the yen's year-end exchange rate on cumulative translation adjustments.

        The Company's capital investment advanced to 415 billion yen, compared with 381 billion yen in fiscal 1996. Capital investment increased primarily in such areas as key components and devices, including semiconductors and lithium-ion rechargeable batteries, as well as mobile communications equipment. Depreciation grew to 345 billion yen, from 292 billion yen.

        Net cash provided by operating activities in fiscal 1997 soared to 635 billion yen, from 255 billion yen in the previous year, due mainly to increases in net income and depreciation and amortization.

        Net cash used in investing activities was 448 billion yen, compared with net cash provided by investing activities of 208 billion yen in the previous year. This decrease is primarily owing to the fact that the Company obtained proceeds from the sale of MCA in fiscal 1996 but not in fiscal 1997.

        Net cash used in financing activities decreased to 86 billion yen, from 238 billion yen a year ago. This decrease mainly reflected increases in short-term borrowings and proceeds from long-term debt.

        These activities, along with the effects of exchange rate changes, resulted in a net increase of 176 billion yen in cash and cash equivalents. Cash and cash equivalents at the end of fiscal 1997 were 2,025 billion yen, compared with 1,849 billion yen a year ago.


(c)     New Accounting Pronouncements

        In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," applicable for the fiscal year beginning April 1, 1997. This statement establishes standards for computing earnings per share (EPS) and simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings per Share." It requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. Under this statement, EPS data now presented will be disclosed as diluted EPS.


(d)     Information by Segment

        In accordance with the ministerial disclosure requirements under the Securities and Exchange Law of Japan, the Company has reported sales, operating profit, identifiable assets, depreciation and capital investment by business segment and also has reported sales, operating profit and identifiable assets by domestic and overseas companies. Business segments correspond to categories of activity classified primarily by markets and products. With insignificant adjustments, "Audiovisual equipment & home appliances" includes video and audio equipment for consumers, as well as home appliances, while "Information/communication & industrial products" includes communication and industrial equipment, and electronic components. Batteries and kitchen-related products, and miscellaneous other products are allocated between the aforementioned two segments.

        Information by segment for fiscal 1997 and 1996 is shown in the tables below.

           By Business Segment:

                                                              (Billions of yen)
                                                              -----------------
                                                              1997         1996
                                                              ----         ----
   Sales:
        Audiovisual equipment & home appliances:
             Customers                                        3,549        3,250
             Intersegment                                         7           10
                                                              -----        -----
                      Total                                   3,556        3,260
        Information/communication & industrial products:
             Customers                                        4,127        3,545
             Intersegment                                       449          425
                                                              -----        -----
                      Total                                   4,576        3,970
        Eliminations                                           (456)        (435)
                                                              -----        -----

               Consolidated total                             7,676        6,795
                                                              =====        =====




                                                              (Billions of yen)
                                                              -----------------
                                                              1997         1996
                                                              ----         ----
   Operating profit:
        Audiovisual equipment & home appliances                162          109
        Information/communication & industrial products        275          218
        Corporate and eliminations                             (63)         (63)
                                                             -----        -----

               Consolidated total                              374          264
                                                             =====        =====

   Identifiable assets:
        Audiovisual equipment & home appliances              2,473        2,257
        Information/communication & industrial products      3,830        3,512
        Corporate and eliminations                           2,393        2,243
                                                             -----        -----

               Consolidated total                            8,696        8,012
                                                             =====        =====

   Depreciation:
        Audiovisual equipment & home appliances                 79           74
        Information/communication & industrial products        253          204
        Corporate and eliminations                              13           14
                                                             -----        -----

               Consolidated total                              345          292
                                                             =====        =====

   Capital investment (including intangibles other than
      goodwill)*:
        Audiovisual equipment & home appliances                 82           86
        Information/communication & industrial products        335          294
        Corporate and eliminations                               7           13
                                                             -----        -----

               Consolidated total                              424          393
                                                             =====        =====

           By Domestic and Overseas Companies:

                                                            (Billions of yen)
                                                            -----------------
                                                           1997           1996
                                                           ----           ----
           Sales:
                 Domestic companies:
                   Customers                              5,322          4,919
                   Intersegment                             815            735
                                                         ------          -----
                               Total                      6,137          5,654
                Overseas companies:
                     Customers                            2,354          1,876
                     Intersegment                           328            250
                                                         ------          -----
                               Total                      2,682          2,126
                Eliminations                             (1,143)          (985)
                                                         ------          -----

                         Consolidated total               7,676          6,795
                                                         ======          =====


                                                           (Billions of yen)
                                                           -----------------
                                                          1997           1996
                                                          ----           ----
           Operating profit:
                Domestic companies                         359            247
                Overseas companies                          80             68
                Corporate and eliminations                 (65)           (51)
                                                         -----          -----

                       Consolidated total                  374            264
                                                         =====          =====

           Identifiable assets:
                Domestic companies                       4,880          4,670
                Overseas companies                       1,534          1,196
                Corporate and eliminations               2,282          2,146
                                                         -----          -----

                       Consolidated total                8,696          8,012
                                                         =====          =====

          Notes:      1.     Corporate expenses include certain corporate R&D
                             expenditures and general corporate expenses.

                      2. Corporate assets consist of cash and cash equivalents, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

          * Intangibles mainly represent rights to public facilities and patents.

Item 10.         Directors and Officers of Registrant

(a) Matsushita's Articles of Incorporation as revised as of June 29, 1994 provide that the number of Directors of the registrant shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the registrant's affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors are Representative Directors and severally represent the registrant. The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within two years from their assumption of office, and in the case of Corporate Auditors, within three years from their assumption of office. However, they may serve any number of consecutive terms.

           The Corporate Auditors of the registrant are not required to be and are not certified public accountants. However, at least one of the Corporate Auditors should be a person who has not been a director, general manager or employee of the registrant or any of its subsidiaries during the five-year period prior to his election as a Corporate Auditor. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the registrant's affairs. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote.

           The 1993 amendments to the Law concerning Special Measures to the Commercial Code with respect to Audit introduced the Board of Corporate Auditors system. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of the registrant's affairs and financial position and other matters concerning the performance of the Corporate Auditors' duties.

           The Corporate Auditors may not at the same time be Directors, managers or employees of the registrant.

          Set forth below are the names of Directors and Corporate Auditors after the ordinary general meeting of shareholders held on June 27, 1997, their positions and offices with Matsushita Electric Industrial Co., Ltd. and the periods during which they have served as Director or Corporate Auditor.

                                                                    Director/Corporate
         Name                Positions with registrant                Auditor since
         ----                -------------------------              ------------------
   Masaharu Matsushita       Chairman of the Board of Directors            1944
   Yoichi Morishita          President and Director                        1987
   Kazuhiko Sugiyama         Executive Vice President and Director         1996
   Masayuki Matsushita       Executive Vice President and Director         1986
   Kazuo Ichikawa            Senior Managing Director                      1987

                                                          Director/Corporate
          Name             Positions with registrant        Auditor since
          ----             -------------------------        -------------
  Tsutomu Fukuhara         Senior Managing Director             1988
  Mikio Higashi            Sinor Managing Director              1988
  Kunio Nakamura           Senior Managing Director             1993
  Toshikatsu Yamawaki      Managing Director                    1991
  Minoru Washio            Managing Director                    1992
  Motoi Matsuda            Managing Director                    1993
  Kazuo Toda               Managing Director                    1994
  Reiji Sano               Managing Director                    1995
  Atsushi Murayama         Managing Director                    1995
  Osamu Tanaka             Managing Director                    1995
  Kyonosuke Ibe            Director                             1979
  Josei Ito                Director                             1994
  Tsuneharu Nitta          Director                             1991
  Masahiro Nagasawa        Director                             1992
  Katsuro Sakakibara       Director                             1992
  Seinosuke Kuraku         Director                             1994
  Susumu Ishihara          Director                             1994
  Yukio Shotoku            Director                             1994
  Teruo Nakano             Director                             1996
  Tokio Miyao              Director                             1996
  Yoshinori Kobe           Director                             1996
  Yoshitomi Nagaoka        Director                             1996
  Hiroaki Enomoto          Director                             1996
  Seiichi Wakino           Director                             1997
  Sukeichi Miki            Director                             1997
  Yoshio Hino              Director                             1997
  Toshio Sugiura           Director                             1997
  Hideo Takahashi          Senior Corporate Auditor             1995
  Mamoru Furuichi          Senior Corporate Auditor             1997
  Masaaki Arai             Corporate Auditor                    1974
  Toshio Miyoshi           Corporate Auditor                    1994

(b) There are no family relationships between any Director or Corporate Auditor and any other Director or Corporate Auditor of the Company except as described below:

          Masayuki Matsushita, Executive Vice President and Director is a son of Masaharu Matsushita, Chairman of the Board of Directors.

Item 11.    Remuneration of Directors and Officers

(a) The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 1997 to all Directors and Corporate Auditors as a group (42 persons) for services in all capacities was 1,291 million yen.

(b) In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to approval of the general meeting of shareholders. Retirement allowances provided for Directors and Corporate Auditors for fiscal 1997 amounted to 335 million yen.


Item 12.    Options to Purchase Securities from Registrant or Subsidiaries

           None


Item 13.    Interest of Management in Certain Transactions

           None



                                     PART II


Item 14.    Description of Securities to be Registered

           Not applicable



                                    PART III


Item 15.    Defaults upon Senior Securities

           None


Item 16.    Changes in Securities and Changes in Security for Registered
            Securities

           None

                                     PART IV


Item 17.    Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

                                                                                   Page
                                                                                  number
                                                                                  ------
           Independent Auditors' Report                                             38

           Consolidated Balance Sheets as of March 31, 1997 and 1996                39

           Consolidated Statements of Operations for the years ended
             March 31, 1997, 1996 and 1995                                          41

           Consolidated Statements of Surplus for the years ended
             March 31, 1997, 1996 and 1995                                          42

           Consolidated Statements of Cash Flows for the years ended
             March 31, 1997, 1996 and 1995                                          43

           Notes to Consolidated Financial Statements                               45

Schedule for the years ended March 31, 1997, 1996 and 1995:

           Schedule VIII  Valuation and Qualifying Accounts and Reserves for
                            the years ended March 31, 1997, 1996 and 1995           67


All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as the required information is presented in the consolidated financial statements or notes thereto, or the schedules are not applicable.

Financial statements of nonconsolidated subsidiaries and affiliates 20% to 50% owned are omitted because none of such subsidiaries and affiliates constitute a significant subsidiary.

                          Independent Auditors' Report


The Board of Directors and Stockholders
Matsushita Electric Industrial Co., Ltd.:


We have audited the consolidated financial statements of Matsushita Electric Industrial Co., Ltd. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Matsushita Electric Industrial Co., Ltd. and subsidiaries have not applied Statement of Financial Accounting Standards (SFAS) No. 115 in accounting for certain investments in debt and equity securities but have provided the disclosures required by SFAS No. 115 as of March 31, 1997 and 1996, and for each of the years in the three-year period ended March 31, 1997. The effects on the consolidated financial statements of not adopting SFAS No. 115 are summarized in
Note 5 of the notes to consolidated financial statements.

The segment information required to be disclosed in financial statements under United States generally accepted accounting principles is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the effects of the departure from SFAS No. 115 in accounting for certain investments in debt and equity securities discussed in the third paragraph of this report, and except for the omission of the segment information discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with Untied States generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




                                                     KPMG PEAT MARWICK

Osaka, Japan
May 22, 1997

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 1997 and 1996


                                                            Yen (millions)
                                                            --------------
                     Assets                              1997          1996
                     ------                              ----          ----
Current assets:
     Cash and cash equivalents (Note 7)               2,024,830     1,848,779
     Short-term investments (Notes 5 and 13)            157,919        98,581
     Trade receivables (Note 7):
          Related companies (Note 4)                     30,769        25,007
          Notes                                         144,931       145,869
          Accounts                                    1,307,112     1,148,212
          Allowance for doubtful receivables            (60,810)      (53,826)
                                                      ---------     ---------
                    Net trade receivables             1,422,002     1,265,262
                                                      ---------     ---------

     Inventories (Notes 3 and 7)                      1,079,435     1,013,927
     Other current assets (Notes 5 and 9)               426,430       359,103
                                                      ---------     ---------

                    Total current assets              5,110,616     4,585,652
                                                      ---------     ---------

Noncurrent receivables (Note 6)                         272,773       324,231

Investments and advances (Notes 5 and 13):
     Associated companies (Note 4)                      513,205       495,748
     Other investments and advances                     732,484       661,143
                                                      ---------     ---------

                    Total investments and advances    1,245,689     1,156,891
                                                      ---------     ---------

Property, plant and equipment:
     Land                                               255,389       245,131
     Buildings                                        1,118,338     1,036,003
     Machinery and equipment                          2,936,775     2,643,390
     Construction in progress                            89,610       102,087
                                                      ---------     ---------
                                                      4,400,112     4,026,611
     Less accumulated depreciation                    2,871,755     2,651,389
                                                      ---------     ---------

                    Net property, plant and equipment 1,528,357     1,375,222
                                                      ---------     ---------

Other assets (Notes 5, 6 and 9)                         538,470       569,836
                                                      ---------     ---------

                                                      8,695,905     8,011,832
                                                      =========     =========


     See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 1997 and 1996


                                                             Yen (millions)
                                                             --------------
       Liabilities and Stockholders' Equity                 1997        1996
       ------------------------------------                 ----        ----
Current liabilities:
     Short-term borrowings, including current portion
       of long-term debt (Notes 7 and 13)                  917,319     861,304
     Commercial paper                                       81,743      62,910
     Trade payables:
          Related companies (Note 4)                        19,121      14,999
          Notes                                             62,549      57,647
          Accounts                                         610,925     497,338
                                                         ---------   ---------
                    Total trade payables                   692,595     569,984
                                                         ---------   ---------

     Accrued income taxes (Note 9)                         174,108      95,317
     Accrued payroll                                       169,538     159,239
     Other accrued expenses                                565,179     493,311
     Deposits and advances from customers                   95,810      96,853
     Employees' deposits                                   149,395     144,121
     Other current liabilities (Note 5)                    190,390     160,871
                                                         ---------   ---------

                     Total current liabilities           3,036,077   2,643,910
                                                         ---------   ---------

Noncurrent liabilities:
     Long-term debt (Notes 7 and 13)                       923,474   1,019,117
     Retirement and severance benefits (Note 8)            427,300     388,903
     Other liabilities (Notes 5 and 9)                       1,873       2,041
                                                         ---------   ---------

                    Total noncurrent liabilities         1,352,647   1,410,061
                                                         ---------   ---------

Minority interests (Note 5)                                611,472     560,264

Stockholders' equity (Note 5):
     Common stock of 50 yen par value (Notes 7 and 10):
       Authorized  - 5,000,000,000 shares
       Issued      - 2,111,156,851 shares
          (2,097,714,956 shares in 1996)                   208,473     198,706
     Capital surplus (Notes 7 and 10)                      573,780     562,876
     Legal reserve (Note 10)                                81,663      78,817
     Retained earnings (Note 10)                         2,874,763   2,766,060
     Cumulative translation adjustments (Note 1(g))        (42,970)   (208,862)
                                                         ---------   ---------

                    Total stockholders' equity           3,695,709   3,397,597

Commitments and contingent liabilities (Note 14)
                                                         ---------   ---------

                                                         8,695,905   8,011,832
                                                         =========   =========


     See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                      Consolidated Statements of Operations

                    Years ended March 31, 1997, 1996 and 1995


                                                                Yen (millions)
                                                     -----------------------------------
                                                        1997         1996         1995
                                                     ---------    ---------    ---------
   Net sales:
     Related companies (Note 4)                        291,271      283,156      291,821
     Other                                           7,384,641    6,511,696    6,656,338
                                                     ---------    ---------    ---------
                Total net sales                      7,675,912    6,794,852    6,948,159

   Cost of sales (Note 4)                            5,316,390    4,689,691    4,793,736
                                                     ---------    ---------    ---------
                Gross profit                         2,359,522    2,105,161    2,154,423

   Selling, general and administrative expenses
     (Note 11)                                       1,985,621    1,840,667    1,894,203
                                                     ---------    ---------    ---------
                Operating profit                       373,901      264,494      260,220

   Other income (deductions):
     Interest and dividend income (Note 4)              63,111       65,438       63,572
     Interest expense                                  (66,532)     (76,270)     (88,446)
     Other, net (Notes 5, 6 and 11)                    (38,355)     (12,841)      (3,139)
     Loss relating to sale of MCA INC. (Note 2)             --     (164,198)          --
                                                     ---------    ---------    ---------
                                                       (41,776)    (187,871)     (28,013)
                                                     ---------    ---------    ---------

                Income before income taxes             332,125       76,623      232,207

   Provision for income taxes (Note 9):
     Current                                           223,187      141,418      153,202
     Deferred                                          (67,800)     (25,931)     (22,338)
                                                     ---------    ---------    ---------
                                                       155,387      115,487      130,864
                                                     ---------    ---------    ---------
                Income (loss) before minority
                  interests and equity in earnings
                  of associated companies              176,738      (38,864)     101,343

   Minority interests                                   44,391       22,423       16,955

   Equity in earnings of associated companies
     (Note 4)                                            5,506        4,416        6,106
                                                     ---------    ---------    ---------

                Net income (loss)                      137,853      (56,871)      90,494
                                                     =========    =========    =========

                                                                    Yen
                                                     -----------------------------------
   Net income (loss) per depositary share, each
     representing 10 shares of common stock
     (Note 1(m))                                           606         (271)         410
                                                           ===         =====         ===


  See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                       Consolidated Statements of Surplus

                    Years ended March 31, 1997, 1996 and 1995

                                                            Yen (millions)
                                           -----------------------------------------------
                                                                               Cumulative
                                           Retained     Capital     Legal      translation
                                           earnings     surplus    reserve     adjustments
                                           --------     -------    -------     -----------
Balance at March 31, 1994                   2,794,852    565,866    70,919      (339,727)

Net income for year                            90,494
Cash dividends (Note 10)                      (28,301)
Increase in capital surplus arising on
  conversion of bonds (Notes 10 and 11)                    1,335
Transfer to legal reserve (Note 10)            (4,441)               4,441
Translation adjustments (Note 1(g))                                              (98,586)
                                           ----------    -------    ------     ---------

Balance at March 31, 1995                   2,852,604    567,201    75,360      (438,313)

Net loss for year                             (56,871)
Cash dividends (Note 10)                      (26,216)
Increase in capital surplus arising on
  conversion of bonds (Notes 10 and 11)                      334
Transfer of ownership in MCA INC.
  (Notes 2 and 11)                                        (4,659)                136,504
Transfer to legal reserve (Note 10)            (3,457)               3,457
Translation adjustments (Note 1(g))                                               92,947
                                           ----------    -------    ------     ---------

Balance at March 31, 1996                   2,766,060    562,876    78,817      (208,862)

Net income for year                           137,853
Cash dividends (Note 10)                      (26,304)
Increase in capital surplus arising on
  conversion of bonds (Notes 10 and 11)                    9,765
Transfer of ownership arising on capital
  transactions by consolidated and
  associated companies (Note 11)                           1,139
Transfer to legal reserve (Note 10)            (2,846)               2,846
Translation adjustments (Note 1(g))                                             165,892
                                           ----------    -------    ------    ---------

Balance at March 31, 1997                   2,874,763    573,780    81,663      (42,970)
                                           ==========    =======    ======    =========

See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 1997, 1996 and 1995

                                                                  Yen (millions)
                                                                  --------------
                                                            1997       1996       1995
                                                            ----       ----       ----
Cash flows from operating activities (Note 11):
   Net income (loss)                                       137,853    (56,871)    90,494
   Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
        Depreciation and amortization                      349,646    297,684    473,809
        Loss relating to sale of MCA INC. (Note 2)              --    164,198         --
        Net gain on sale of investments                    (98,554)    (8,399)   (23,874)
        Provision for doubtful receivables                 120,604     41,146     12,851
        Deferred income taxes                              (67,800)   (25,931)   (22,338)
        Impairment loss on other assets (Note 6)            45,800         --         --
        Minority interests                                  44,391     22,423     16,955
        Change in assets and liabilities net of effects
          in 1996 from sale of MCA INC.:
           (Increase) decrease in trade receivables       (125,230)  (149,852)   (65,689)
           (Increase) decrease in inventories               (9,426)  (116,537)  (207,894)
           (Increase) decrease in other current assets     (22,096)   (15,709)    (9,626)
           (Increase) decrease in noncurrent receivables   (28,394)    (1,033)    85,050
           Increase (decrease) in trade payables            74,557    (20,491)       744
           Increase (decrease) in accrued income taxes      75,653     (2,983)    32,688
           Increase (decrease) in accrued expenses and
             other current liabilities                      96,600     82,358     72,075
           Increase (decrease) in retirement and
             severance benefits                             34,605     24,144     18,946
           Other                                             6,300     20,838      8,493
                                                          --------   --------   --------
                  Net cash provided by operating
                    activities                             634,509    254,985    482,684
                                                          --------   --------   --------

Cash flows from investing activities (Note 11):
   Proceeds from sale of MCA INC. (Note 2)                      --    479,780         --
   Proceeds from sale of short-term investments            434,186    262,075    284,652
   Purchase of short-term investments                     (328,780)  (173,396)  (232,283)
   Proceeds from disposition of investments and
     advances                                              247,379    266,847    252,983
   Increase in investments and advances                   (408,259)  (261,883)  (320,465)
   Capital expenditures                                   (405,595)  (379,870)  (324,280)
   Other                                                    12,836     14,109     (1,581)
                                                          --------   --------   --------
                  Net cash provided by (used in)
                    investing activities                  (448,233)   207,662   (340,974)
                                                          --------   --------   --------


                                                                     (Continued)

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 1997, 1996 and 1995

                                                                 Yen (millions)
                                                        --------------------------------
                                                        1997         1996         1995
                                                        ----         ----         ----
Cash flows from financing activities (Note 11):
   Increase (decrease) in short-term borrowings         28,353      (39,660)     107,551
   Increase (decrease) in deposits and advances
     from customers and employees                        4,231           54       (5,033)
   Proceeds from long-term debt                        228,360      125,676      319,843
   Repayments of long-term debt                       (312,385)    (291,353)    (360,580)
   Dividends paid                                      (26,304)     (26,216)     (28,301)
   Dividends paid to minority interests                 (8,613)      (6,799)      (9,347)
                                                    ----------   ----------   ----------
                 Net cash provided by (used in)
                   financing activities                (86,358)    (238,298)      24,133
                                                    ----------   ----------   ----------

Effect of exchange rate changes on cash and cash
 equivalents                                            76,133       79,399      (13,803)
                                                    ----------   ----------   ----------

Net increase in cash and cash equivalents              176,051      303,748      152,040

Cash and cash equivalents at beginning of year       1,848,779    1,545,031    1,392,991
                                                    ----------   ----------   ----------

Cash and cash equivalents at end of year             2,024,830    1,848,779    1,545,031
                                                    ==========   ==========   ==========



   See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1997, 1996 and 1995


(1)  Summary of Significant Accounting Policies

     (a)     DESCRIPTION OF BUSINESS

             Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company's products are marketed under several trade names, including "Panasonic," "National," "Technics," "Quasar," "Victor" and "JVC."

             Sales in fiscal 1997 were categorized as follows: video equipment -- 18%, audio equipment -- 8%, home appliances -- 13%, communication and industrial equipment -- 32%, electronic components -- 14%, batteries and kitchen-related products -- 6%, and other -- 9%. A sales breakdown in fiscal 1997 by geographical market was as follows: Japan -- 53%, North and South America -- 16%, Europe and Africa -- 11%, and Asia and Others -- 20%.

             The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

     (b)     BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

             The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

             The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with United States generally accepted accounting principles.

     (c)     PRINCIPLES OF CONSOLIDATION (SEE NOTES 2 AND 4)

             The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

             Investments in certain associated companies in which the Company's ownership is 20% to 50% are stated at their underlying net equity value after elimination of intercompany profits. The difference between the cost and underlying net equity at acquisition of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair market value at the date of acquisition. The unallocated portion of the difference, which is recognized as goodwill, is being amortized over a ten- to forty-year period.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



          (d)     REVENUE RECOGNITION

                  Revenues from sales are recognized when products are shipped to customers.

                  Revenues from the theatrical distribution of films are recognized as the films are exhibited. Revenues from television and pay television licensing agreements are recognized in the year that the films are available for telecast. Revenues from sales of home video products, recorded music and books, net of provision for estimated returns and allowances, are recognized upon shipment of the merchandise.

          (e)     LEASES

                  Certain subsidiaries of the Company lease machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in "Trade receivables -- Accounts" and "Noncurrent receivables" in the accompanying balance sheets.

          (f)     INVENTORIES (SEE NOTE 3)

                  Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

                  Cost of completed theatrical and television films includes production, prints, exploitation costs, and applicable capitalized interest.

                  Film costs are amortized in the proportion that revenue recognized during the year for each film relates to the estimated total revenue to be received from all sources, under the individual film forecast method.

                  Film costs are stated at the lower of unamortized cost or estimated net realizable value as periodically determined on a film-by-film basis.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



           (g)    FOREIGN CURRENCY TRANSLATION

                  Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards
                  (SFAS) No. 52, "Foreign Currency Translation," under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, "Cumulative translation adjustments," a separate component of stockholders' equity.

                  Foreign currency transaction gains and losses included in the consolidated statements of operations for the three years ended March 31, 1997 were not significant.

           (h)    PROPERTY, PLANT AND EQUIPMENT

                  Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the estimated useful lives.

           (i)    SHORT-TERM INVESTMENTS AND INVESTMENTS AND ADVANCES (SEE
                  NOTE 5)


                  Marketable equity securities included in short-term investments and in investments and advances are carried at the lower of cost or market, cost being determined by the average method. Other items included in short-term investments, primarily marketable securities classified as current assets and those included in investments and advances, are carried at cost or less.

                  In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applicable for the fiscal year beginning April 1, 1994. This addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Company decided not to apply SFAS No. 115 in the body of its consolidated financial statements in order to maintain comparability to consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan where such debt and equity securities are reported at historical cost. The effects on the consolidated financial statements of not adopting SFAS No. 115 are summarized in Note 5. This treatment was approved by the United States Securities and Exchange Commission.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



           (j)    NONCURRENT RECEIVABLES (SEE NOTE 6)

                  The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures," on April 1, 1995. Prior periods have not been restated. These statements address the accounting by creditors for impairment of certain loans. A loan is considered to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows or the fair value of the collateral. Noncurrent receivables are recorded at cost, less the related allowance for impaired receivables. Cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until the principal has been recovered and are recognized as interest income, thereafter.

           (k)    INCOME TAXES (SEE NOTE 9)

                  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

                  Income taxes have not been accrued for undistributed earnings of foreign subsidiaries and associated companies, as these amounts are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability related to these earnings is not practicable.

           (l)    ADVERTISING (SEE NOTE 11)

                  Advertising costs are expensed as incurred.

           (m)    NET INCOME (LOSS) PER DEPOSITARY SHARE (SEE NOTES 7 AND 10)

                  In computing net income (loss) per depositary share, the average number of shares outstanding during each period has been used, appropriately adjusted for the number of shares issuable upon conversion of common stock equivalents.

           (n)    CASH EQUIVALENTS

                  Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



           (o)    DERIVATIVE FINANCIAL INSTRUMENTS (SEE NOTES 12 AND 13)

                  Derivative financial instruments utilized by the Company and its subsidiaries are comprised principally of foreign exchange contracts used to hedge currency risk. Gains and losses on derivatives used to hedge existing assets or liabilities denominated in foreign currencies are recognized in income currently, as are the offsetting foreign exchange gains and losses on the items hedged. Gains and losses related to qualifying hedges of firm commitments denominated in foreign currencies are deferred and recognized in income when the transaction occurs.

           (p) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

                  The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on April 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. The adoption of this statement does not have a material effect on the result of operations or financial position.

           (q)    USE OF ESTIMATES

                  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

           (r)    NEW ACCOUNTING PRONOUNCEMENTS

                  In February 1997, FASB issued SFAS No. 128, "Earnings per Share," applicable for the fiscal year beginning April 1, 1997. This statement establishes standards for computing earnings per share (EPS) and simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings per Share." It requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. Under this statement, EPS data now presented will be disclosed as diluted EPS.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(2)  Disposition

     On June 5, 1995, the Company transferred an 80% share of its equity interest in MCA INC. (MCA), now named Universal Studios, Inc., to the Seagram Company Ltd. for approximately U.S.$5.7 billion. As a result of this transaction, the Company registered a one-time, non-operating loss on the sale of this investment of approximately 164.2 billion yen primarily stemming from the realization of foreign currency translation adjustments related to MCA. MCA, which had net sales of 491 billion yen and total assets of 1,075 billion yen in fiscal 1995, was no longer treated as a consolidated subsidiary from fiscal 1996. MCA's contribution, after amortization of goodwill, to the Company's net income for fiscal 1995 was insignificant.

(3)  Inventories

     Inventories at March 31, 1997 and 1996 are summarized as follows:

                                                    Yen (millions)
                                                 -------------------
                                                 1997           1996
                                                 ----           ----
            Finished goods                       547,494        514,087
            Work in process                      204,400        174,581
            Raw materials                        327,541        325,259
                                               ---------      ---------
                                               1,079,435      1,013,927
                                               =========      =========


(4)  Investments in and Transactions with Associated Companies

     Certain financial information in respect of associated companies at March 31, 1997 and 1996 and for the three years ended March 31, 1997 is shown below. The most significant of these associated companies are Universal Studio, Inc. (Universal), included from the year ended March 31, 1996, and Matsushita Electric Works, Ltd. (MEW). At March 31, 1997, the Company has a 20.0% equity ownership in Universal and a 30.2% equity ownership in MEW.

                                                     Yen (millions)
                                                  -------------------
                                                  1997           1996
                                                  ----           ----
         Current assets                        1,448,091       1,453,546
         Other assets                          2,331,167       2,075,894
                                               ---------       ---------
                                               3,779,258       3,529,440

         Current liabilities                     896,764         756,063
         Other liabilities                     1,051,396       1,085,997
                                               ---------       ---------

                Net assets                     1,831,098       1,687,380
                                               =========       =========

         Company's equity in net assets          440,048         415,458
                                               =========       =========

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(4)  Investments in and Transactions with Associated Companies (continued)

                                           Yen (millions)
                                 -------------------------------------
                                  1997            1996            1995
                                  ----            ----            ----
            Net sales          3,062,556       2,740,359       2,514,235
            Gross profit         816,730         688,230         600,712
            Net income            46,217          41,564          56,597

     Purchases and dividends received from the associated companies for the three years ended March 31, 1997 are as follows:

                                         Yen (millions)
                                     -----------------------
                                     1997     1996      1995
                                     ----     ----      ----
            Purchases from          257,150   199,310  229,697
            Dividends received        6,032     7,147   12,157

     Retained earnings include undistributed earnings of associated companies in the amount of 81,214 million yen and 75,159 million yen, respectively, as of March 31, 1997 and 1996.

     Investments in associated companies include equity securities which have quoted market values at March 31, 1997 and 1996 compared with related carrying amounts as follows:

                                           Yen (millions)
                                           --------------
                                           1997      1996
                                           ----      ----
            Carrying amount               274,070   271,034
            Market value                  340,238   372,437

(5)  Short-term Investments and Investments and Advances

     As discussed in Note 1(i), the Company does not apply SFAS No. 115 in the body of its consolidated financial statements. The effects on the consolidated financial statements of not adopting SFAS No. 115 are disclosed in this note.

     SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The short-term investments and investments and advances of the Company consist of available-for-sale securities. The consolidated statements of operations for the three years ended March 31, 1997 were not materially affected by SFAS No. 115.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(5)  Short-term Investments and Investments and Advances (continued)

     The effects on balance sheet items of the Company's departure from SFAS No. 115 as of March 31, 1997 and 1996 are summarized as follows:

                                                           Yen (millions)
                                                      ----------------------
                                                      1997              1996
                                                      ----              ----
Stockholders' equity as reported                   3,695,709         3,397,597

Net increase in the carrying amount of:
   Short-term investments                             85,372            96,674
   Investments and advances                          223,327           467,817
Net decrease in deferred tax assets and
  increase in deferred tax liabilities:
   Current deferred tax assets (decrease)            (38,304)          (49,330)
   Noncurrent deferred tax assets (decrease)        (114,332)         (156,610)
   Current deferred tax liabilities (increase)        (5,402)               --
   Noncurrent deferred tax liabilities (increase)         (2)          (83,071)
Net unrealized gain on securities held
  by associated companies                              4,556             9,494

Net increase in minority interests                    (9,162)          (16,437)
                                                   ---------         ---------
    Total adjustments to stockholders' equity        146,053           268,537
                                                   ---------         ---------

Stockholders' equity in accordance with
  U.S. generally accepted accounting principles    3,841,762         3,666,134
                                                   =========         =========


     As a result of the above adjustments, total assets at March 31, 1997 and 1996 would increase by 160,619 million yen and 368,045 million yen, respectively.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(5)  Short-term Investments and Investments and Advances (continued)

     The carrying amount, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 1997 and 1996 are as follows:


                                                      Yen (millions)
                                  --------------------------------------------------
                                                           1997
                                  --------------------------------------------------
                                                              Gross         Gross
                                                            unrealized    unrealized
                                  Carrying       Fair         holding      holding
                                   amount        value         gains        losses
                                   ------        -----         -----        ------
Current:
   Available-for-sale:
   Equity securities                9,195        93,608        84,413            --
   Japanese and foreign
     government bonds             107,043       107,793           809            59
   Convertible and straight
     bonds                          4,881         4,938           108            51
   Investment trust                 4,891         4,891            --            --
   Other debt securities           31,909        32,061           306           154
                                  -------       -------       -------       -------

                                  157,919       243,291        85,636           264
                                  =======       =======       =======       =======

Noncurrent:
   Available-for-sale:
   Equity securities              299,451       526,593       227,142            --
   Japanese and foreign
     government bonds               7,061         7,156            95            --
   Convertible and straight
     bonds                          1,968         1,994            26            --
   Investment trust               100,109        96,137           156         4,128
   Other debt securities           15,935        15,971            36            --
                                  -------       -------       -------       -------

                                  424,524       647,851       227,455         4,128
                                  =======       =======       =======       =======

                                                    Yen (millions)
                                  -------------------------------------------------
                                                         1996
                                  -------------------------------------------------
                                                              Gross         Gross
                                                           unrealized    unrealized
                                  Carrying       Fair         holding       holding
                                   amount        value         gains        losses
                                   ------        -----         -----        ------
Current:
   Available-for-sale:
   Equity securities              13,718       110,036        96,318            --
   Japanese and foreign
     government bonds             27,982        28,053            71            --
   Convertible and straight
     bonds                         4,559         4,611            95            43
   Investment trust               12,325        12,325            --            --
   Other debt securities          39,997        40,230           278            45
                                 -------       -------       -------       -------

                                  98,581       195,255        96,762            88
                                 =======       =======       =======       =======

                     MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(5)  Short-term Investments and Investments and Advances (continued)

                                            Yen (millions)
                                 ----------------------------------------
                                                1996
                                 ----------------------------------------
                                                       Gross      Gross
                                                    unrealized  unrealized
                                 Carrying    Fair     holding     holding
                                  amount     value     gains      losses
                                  ------     -----     -----      ------
Noncurrent:
   Available-for-sale:
     Equity securities            195,233   670,950    475,717         --
     Japanese and foreign
       government bonds            81,292    81,875        602         19
     Convertible and straight
       bonds                        3,118     3,044         --         74
     Investment trust              87,972    79,477        251      8,746
     Other debt securities         17,517    17,603         87          1
                                  -------   -------    -------    -------

                                  385,132   852,949    476,657      8,840
                                  =======   =======    =======    =======

     Maturities of short-term investments and investments and advances classified as available-for-sale at March 31, 1997 and 1996 are as follows:


                                                     Yen (millions)
                               --------------------------------------------
                                       1997                         1996
                               ---------------------  ---------------------
                               Carrying     Fair      Carrying      Fair
                                amount      value      amount      value
                                ------      -----      ------      -----
  Due within one year           142,671    143,630      69,704      69,984
  Due after one year through
   five years                   127,456    123,784     199,856     192,974
  Due after five years            3,670      3,527       5,202       4,260
  Equity securities             308,646    620,201     208,951     780,986
                              ---------  ---------   ---------   ---------

                                582,443    891,142     483,713   1,048,204
                              =========  =========   =========   =========

     The change in net unrealized holding gain on available-for-sale securities, net of related taxes and minority interests, for the years ended March 31, 1997, 1996 and 1995 was a decrease of 122,484 million yen, an increase of 72,054 million yen and a decrease of 47,398 million yen, respectively.

     Proceeds from sale of available-for-sale securities for the years ended March 31, 1997, 1996 and 1995 were 652,504 million yen, 495,565 million yen and 513,799 million yen, respectively. The gross realized gains for the years ended March 31, 1997, 1996 and 1995 were 104,393 million yen, 21,416 million yen and 34,154 million yen, respectively. The gross realized losses for the years ended March 31, 1997, 1996 and 1995 were 5,839 million yen, 13,017 million yen and 10,280 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(6)  Noncurrent Receivables

     As discussed in Note 1(j), the Company adopted SFAS No. 114 and SFAS No. 118, effective April 1, 1995. The recorded investment in noncurrent receivables relating to NL Finance Co., Ltd. (NLF), a financial subsidiary, for which impairment has been recognized at March 31, 1997 and 1996 was 95,676 million yen and 162,327 million yen, respectively. Related allowance for doubtful receivables at March 31, 1997 and 1996 was 63,171 million yen and 68,910 million yen, respectively. The average recorded investment in impaired receivables during the years ended March 31, 1997 and 1996 was 133,225 million yen and 184,480 million yen, respectively. Additions charged to bad debt expenses for the years ended March 31, 1997 and 1996 were 107,302 million yen and 38,790 million yen, respectively. Write-downs charged against the allowance for the years ended March 31, 1997 and 1996 were 113,041 million yen and 45,497 million yen, respectively.

     The Company recognized an impairment loss of 45,800 million yen, included in other (net) of other income (deductions), during fiscal 1997 related to the decline in value of real estate held for sale (included in other assets) which had been received by NLF in satisfaction of impaired receivables.

(7)  Long-term Debt and Short-term Borrowings

     Long-term debt at March 31, 1997 and 1996 is set forth below:

                                                                       Yen (millions)
                                                                    -----------------
                                                                    1997       1996
                                                                    ----       ----
Straight bonds, due 1996, interest 4.0%                                 --    100,000
Straight bonds, due 1997, interest 4.35%                            99,650     99,650
Convertible bonds, due 1996, interest 1.4%                              --     19,584
Convertible bonds, due 1999, interest 1.3%                         198,370    198,370
Convertible bonds, due 2002, interest 1.3%                          99,879     99,977
Convertible bonds, due 2004, interest 1.4%                          99,932     99,992
Convertible bonds issued by subsidiaries, due 1996, 1997,
  1999, 2000, 2002 and 2005, interest 0.35% - 4.3%                 126,609    108,777
U.S. dollar unsecured bonds, due 2002, effective interest 5.8%     124,812    124,727
Euro medium-term notes issued by a subsidiary, due 1997 - 2000,
  effective interest 5.3% in 1997 and 5.7% in 1996                  17,374     28,715
Unsecured yen loans from banks and insurance companies,
  principally by financial subsidiaries, due 1997 - 2005,
  effective interest 3.0% in 1997 and 4.3% in 1996                 392,307    378,247
Other long-term debt                                                 1,490      2,684
                                                                 ---------  ---------
                                                                 1,160,423  1,260,723
Less current portion                                               236,949    241,606
                                                                 ---------  ---------

                                                                   923,474  1,019,117
                                                                 =========  =========

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(7)  Long-term Debt and Short-term Borrowings (continued)

     The aggregate annual maturities and sinking fund requirements of long-term debt after March 31, 1997 are as follows:

                                               Yen (millions)
                                               --------------
                Year ending March 31:
                       1998                      236,949
                       1999                      336,025
                       2000                       71,211
                       2001                       79,196
                       2002                      156,087

     As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

     Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 1997 and 1996, short-term loans subject to such general agreements amounted to 491,169 million yen and 499,566 million yen, respectively. The balance of short-term loans represents borrowings under commercial paper, acceptances and short-term loans of foreign subsidiaries. The weighted average interest rates on short-term borrowings outstanding at March 31, 1997 and 1996 were 3.6% and 3.2%, respectively.

     Acceptances payable by foreign subsidiaries, in the amount of 10,323 million yen and 18,872 million yen at March 31, 1997 and 1996, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

     The 1.3% convertible bonds maturing in 1999 are currently redeemable at the option of the Company at prices ranging from 101% of principal to 100% of principal near maturity, and are currently convertible into approximately 81,289,000 shares of common stock at 2,440.30 yen per share.

     The 1.3% convertible bonds maturing in 2002 are redeemable from 1999 at the option of the Company at prices ranging from 102% of principal to 100% of principal, and are currently convertible into approximately 61,654,000 shares of common stock at 1,620.00 yen per share.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(7)  Long-term Debt and Short-term Borrowings (continued)

     The 1.4% convertible bonds maturing in 2004 are redeemable from 2000 at the option of the Company at prices ranging from 103% of principal to 100% of principal, and are currently convertible into approximately 61,686,000 shares of common stock at 1,620.00 yen per share.

     The convertible bonds maturing through 2005 issued by subsidiaries are redeemable at the option of the subsidiaries at prices ranging from 107% of principal to 100% of principal near maturity.

(8)  Retirement and Severance Benefits

     Upon retirement or termination of employment for reasons other than dismissal, employees are entitled to lump-sum payments based on the current rate of pay and length of service. If the termination is involuntary or caused by death, the severance payment is greater than in the case of voluntary termination. The plans are not funded.

     Retirement and severance benefit liabilities in the consolidated balance sheets are stated at the amount of the vested benefit obligation which would exist if all employees voluntarily terminated their employment at that date. Such liability exceeds the projected benefit obligation under the plans. Pension costs charged to income represent benefit payments plus or minus the change in the vested benefit obligation. Pension costs of unfunded benefit pension plans for the years ended March 31, 1997, 1996 and 1995 amounted to 51,714 million yen, 49,838 million yen and 40,707 million yen, respectively.

     In addition to the plans described above, substantially all employees of the Company and certain subsidiaries are covered by contributory, funded benefit pension plans which include a portion of social security tax calculated in accordance with the Welfare Pension Insurance Law. The Company and certain subsidiaries contribute to the pension funds as well as to the social security tax portion. The employees contribute only to the social security tax portion. The pension funds do not account for participants on an individual basis. Therefore, assets cannot be attributed to each participant.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(8)  Retirement and Severance Benefits (continued)

     The plans require that the actuarial liability reserve and annual contributions be calculated by the open aggregate cost method for social security tax under the Welfare Pension Insurance Law and by the open aggregate cost method or the entry-age method for the companies. Pension costs excluding social security tax portion for the years ended March 31, 1997, 1996 and 1995 amounted to 37,935 million yen, 25,642 million yen and 26,895 million yen, respectively.

     The Company decided not to apply accounting for Single-Employer Defined Benefit Pension Plans under SFAS No. 87 for those funded benefit pension plans as the effects on the consolidated financial statements of the implementation of SFAS No. 87 are immaterial. However, the following table summarizes the funded status based on the actuarial funding method for the contributory benefit pension plans of the Company at March 31, 1996 and 1995 with the latest information available:


                                                              Yen (millions)
                                                              -------------
                                                               1996      1995
                                                               ----      ----
 Liability reserve                                           798,418   724,962
 Fair value of plan assets, primarily marketable
   securities and loans                                      796,752   711,048
                                                             -------   -------

 Fair value of plan assets less than the liability reserve    (1,666)  (13,914)
                                                             =======   =======

     The assumed rates of salary increase, expected long-term rate of return and discount rate for the above contributory pension plans were 2.7%-3.9%, 5.5% and 5.5%, respectively. The contributions to these plans for the years ended March 31, 1996 and 1995 for the portion of social security tax were 22,063 million yen and 21,764 million yen, respectively. Approximately half of the portion of social security tax was contributed by the employees and half was contributed by the companies. The balance of past service costs in the amount of 14,082 million yen as of March 31, 1996 is being amortized over a seven- to ten-year period. Contributions to amortize the past service costs for the years ended March 31, 1996 and 1995 totaled 2,442 million yen and 1,889 million yen, respectively.

     The companies are not required by regulation to report the actuarially computed value of vested benefits, and such information, therefore, is not presented.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(9)  Income Taxes

     Income before income taxes and income taxes for the three years ended March 31, 1997 are summarized as follows:

                                                            Yen (millions)
                                              ---------------------------------------
                                              Domestic         Foreign          Total
                                              --------         -------          -----
1997:
       Income before income taxes              234,255          97,870         332,125
       Income taxes:
              Current                          193,369          29,818         223,187
              Deferred                         (61,838)         (5,962)        (67,800)
                                               -------         -------         -------

                     Total income taxes        131,531          23,856         155,387
                                               =======         =======         =======

1996:
       Income before income taxes              154,209         (77,586)         76,623
       Income taxes:
              Current                          114,759          26,659         141,418
              Deferred                         (25,038)           (893)        (25,931)
                                               -------         -------         -------

                     Total income taxes         89,721          25,766         115,487
                                               =======         =======         =======

1995:
       Income before income taxes              152,720          79,487         232,207
       Income taxes:
              Current                          117,199          36,003         153,202
              Deferred                         (18,064)         (4,274)        (22,338)
                                               -------         -------         -------

                     Total income taxes         99,135          31,729         130,864
                                               =======         =======         =======

     The Company and its subsidiaries are subject to a number of taxes based on earnings which, in aggregate, resulted in an average normal tax rate of approximately 51.2% for the three years ended March 31, 1997.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(9)  Income Taxes (continued)

     The effective rates for the years differ from the normal tax rates for the following reasons:

                                                 1997       1996         1995
                                                 ----       ----         ----
Normal tax rate                                  51.2 %     51.2 %       51.2 %
     Tax credit for increased research expenses  (1.7)      (2.5)        (0.3)
     Lower tax rates of overseas subsidiaries    (4.9)      (7.7)        (5.9)
     Expenses not deductible for tax purposes     5.1       28.5         13.3
     Cumulative translation adjustment loss
       relating to sale of MCA                     --       87.7           --
     Change in valuation allowance allocated to
       income tax expenses                       (4.3)       5.4          1.8
     Other                                        1.4      (11.9)        (3.7)
                                                 ----       ----         ----

Effective tax rate                               46.8 %    150.7 %       56.4 %
                                                 ====       ====         ====

     The significant components of deferred income tax expenses for the three years ended March 31, 1997 are as follows:

                                                         Yen (millions)
                                                   --------------------------
                                                   1997       1996       1995
                                                   ----       ----       ----
Deferred tax expense (exclusive of the effects
  of other components listed below)              (53,476)   (30,081)   (26,397)
Increase (decrease) in the balance of valuation
  allowance for deferred tax assets              (14,324)     4,150      4,059
                                                 -------    -------    -------

                                                 (67,800)   (25,931)   (22,338)
                                                 =======    =======    =======

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(9)  Income Taxes (continued)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1997 and 1996 are presented below:

                                                                   Yen (millions)
                                                                --------------------
                                                                1997           1996
                                                                ----           ----
Deferred tax assets:
     Inventory valuation                                       97,253         88,228
     Expenses accrued for financial statement purposes
       but not currently included in taxable income           153,827        122,030
     Depreciation                                             153,358        159,810
     Retirement and severance benefits                         91,381         77,005
     Tax loss carryforwards                                    58,406         85,296
     Other                                                    139,509        114,508
                                                              -------        -------
                   Total gross deferred tax assets            693,734        646,877

                   Less valuation allowance                    55,019         83,116
                                                              -------        -------

                   Net deferred tax assets                    638,715        563,761

Deferred tax liabilities:
     Purchase accounting step-up of identifiable assets       (19,377)       (21,156)
     Other                                                    (33,843)       (28,284)
                                                              -------        -------
                   Total gross deferred tax liabilities       (53,220)       (49,440)
                                                              -------        -------

                   Net deferred tax assets                    585,495        514,321
                                                              =======        =======

    The net change in total valuation allowance for the years ended March 31, 1997 and 1996 was a decrease of 28,097 million yen and 8,321 million yen, respectively.

    At March 31, 1997, certain subsidiaries had, for tax reporting purposes, net operating loss carryforwards of approximately 128,334 million yen, which will generally expire between 1998 and 2012.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(9)  Income Taxes (continued)

     Net deferred tax assets and liabilities at March 31, 1997 and 1996 are reflected in the accompanying consolidated balance sheets under the following captions:

                                          Yen (millions)
                                       --------------------
                                        1997            1996
                                        ----            ----
       Other current assets           279,573         228,188
       Other assets                   307,795         288,174
       Other liabilities               (1,873)         (2,041)
                                      -------         -------

       Net deferred tax assets        585,495         514,321
                                      =======         =======


(10) Stockholders' Equity

     In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The increase in the common stock account resulting from conversion of bonds for the respective fiscal years is as follows:

     Fiscal                                 Number of          Common stock
      year               Nature               shares          Yen (millions)
      ----               ------             ---------         --------------
      1997         Conversion of bonds      13,441,895            9,767
      1996         Conversion of bonds         458,126              333
      1995         Conversion of bonds       1,578,272            1,338

     The Japanese Commercial Code provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital.

     Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 1997 represent dividends paid out during the periods and related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the semi-annual dividend of 6.75 yen per share, totaling 14,250 million yen, planned to be proposed in June 1997 in respect of the year ended March 31, 1997 or for the related appropriation.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(11) Supplementary Information to the Statements of Operations and Cash
     Flows

     Research and development costs and advertising costs charged to income for the three years ended March 31, 1997 are as follows:

                                                   Yen (millions)
                                          -------------------------------
                                          1997         1996          1995
                                          ----         ----          ----
Research and development costs          434,874       399,712       378,061
Advertising costs                       117,222       104,967       175,506

     Included in other (net) of other income (deductions) for the year ended March 31, 1997 is a loss of 107,302 million yen associated with impaired receivables of NLF, a financial subsidiary.

     Income taxes and interest expenses paid and noncash investing and financing activities for the three years ended March 31, 1997 are as follows:

                                                               Yen (millions)
                                                      -------------------------------
                                                      1997          1996         1995
                                                      ----          ----         ----
a) Cash paid:
     Interest                                        86,244        96,296       111,760
     Income taxes                                   147,534       139,609       120,780

b) Noncash investing and financing activities:
     Conversion of bonds                             19,532           699         3,686
     Transfer of ownership arising on capital
       transactions by consolidated and
       associated companies                           1,139            --            --
     Transfer of ownership in MCA                        --         4,659            --


(12) Foreign Exchange Contracts

     The Company and its subsidiaries operate internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and some of its subsidiaries to hedge these risks. The Company and its subsidiaries do not hold or issue financial instruments for trading purposes.

     The Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties to foreign exchange contracts, but such risk is considered minor because of the high credit rating of the counterparties.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(12)  Foreign Exchange Contracts (continued)

     The contract amounts of foreign exchange contracts at March 31, 1997 and 1996 are as follows:

                                                      Yen (millions)
                                                    ------------------
                                                    1997          1996
                                                    ----          ----
Forward:
    To sell foreign currencies                    308,320       352,045
    To buy foreign currencies                      51,107        42,378
Options purchased to sell foreign currencies       33,877         7,445
Options written to buy foreign currencies           3,538            --
Options written to sell foreign currencies          1,180            --

     The Company and its subsidiaries enter into forward exchange contracts and options to hedge firm commitments expected to be denominated in foreign currencies, principally U.S. dollars. The terms of these foreign exchange contracts rarely extend beyond a few months.

(13)  Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents, Trade receivables, Short-term borrowings, Trade payables and Accrued expenses

       The carrying amount approximates fair value because of the short maturity of these instruments.

     Short-term investments

       The fair value of short-term investments is estimated based on quoted market prices.

     Noncurrent receivables

       The carrying amount which is generally stated at the net realizable value approximates fair value.

     Investments and advances

       The fair value of investments and advances is estimated based on the quoted market prices or the present value of future cash flows using appropriate current discount rates.

     Long-term debt

       The fair value of long-term debt is estimated based on the quoted market prices or the present value of future cash flows using appropriate current discount rates.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(13)  Fair Value of Financial Instruments (continued)

     Derivative financial instruments

       The fair value of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for hedging purposes, are estimated by obtaining quotes from brokers.

     The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 1997 and 1996 are as follows:

                                                                    Yen (millions)
                                      -----------------------------------------------
                                               1997                     1996
                                      ----------------------     --------------------
                                      Carrying       Fair      Carrying       Fair
                                        amount       value      amount        value
                                        ------       -----      ------        -----
Non-derivatives:
      Assets:
           Short-term investments       157,919     243,291       98,581     195,255
           Investments and advances     552,393     777,088      516,968     985,116
      Liabilities:
           Long-term debt, including
             current portion         (1,159,256) (1,202,096)  (1,241,596) (1,275,504)
Derivatives relating to long-term
  debt, including current portion        (1,167)     (1,725)     (19,127)    (19,786)

     Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgements and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14) Commitments and Contingent Liabilities

     At March 31, 1997, commitments outstanding for the purchase of property, plant and equipment approximated 42,704 million yen. Contingent liabilities at March 31, 1997 for discounted export bills of exchange and guarantees of loans amounted to approximately 74,015 million yen, including 50,982 million yen for loans guaranteed principally on behalf of associated companies and customers.

     There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company's consolidated financial statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(15)  Quarterly Financial Data (Unaudited)

          Quarterly net sales, net income (loss) and net income (loss) per depositary share for the two years ended March 31, 1997 are set forth in the following table:

                                           Yen (millions), except per share information
                                           --------------------------------------------
                                                               1997
                                           --------------------------------------------
                                                                          Net income
                                                Net            Net      per depositary
                                               sales          income     share (yen)
                                               -----          ------     -----------

                Quarter ended
                -------------
                June 30                      1,719,590         18,545         83
                September 30                 1,884,858         24,091        107
                December 31                  2,032,365         45,321        198
                March 31                     2,039,099         49,896        218
                                             ---------        -------        ---

                                             7,675,912        137,853        606
                                             =========        =======        ===

                                                           1996
                                           -----------------------------------------
                                                                         Net income
                                                               Net       (loss) per
                                               Net            income     depositary
                                              sales           (loss)     share (yen)
                                              -----           ------     -----------

                Quarter ended
                -------------
                June 30                      1,527,458       (151,344)      (721)
                September 30                 1,694,377         18,471         88
                December 31                  1,829,680         33,529        160
                March 31                     1,743,337         42,473        202
                                             ---------       --------       ----

                                             6,794,852        (56,871)      (271)
                                             =========       ========       ====

                                                                   Schedule VIII

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                 Valuation and Qualifying Accounts and Reserves

                              (In millions of yen)

                    Years ended March 31, 1997, 1996 and 1995



                                                   Deduct
                                            ---------------------
                                             Bad                                     Add (deduct)
                  Balance at     Add-       debt                                     -cumulative    Balance
                  beginning    charged    written                          Sale of   translation    at end
                  of period   to income     off      Reversal   Transfer   MCA INC.  adjustments   of period
                  ---------   ---------     ---      --------   --------   --------  -----------   ---------
Allowance for
  doubtful
  trade
  receivables:

    1997            53,826      13,302      6,887       956          --         --      1,525        60,810

    1996           153,558      30,303     26,452     1,495     (75,617)   (27,899)     1,428        53,826

    1995           143,791      53,038     37,518     2,669          --         --     (3,084)      153,558

Allowance for
  doubtful
  noncurrent
  receivables:

    1997            68,910     107,302    113,041        --          --         --         --        63,171

    1996                --      38,790     45,497        --      75,617         --         --        68,910

Item 19.     Financial Statements and Exhibits

(a)       Financial Statements

          The following financial statements and schedules are filed in Part IV,
          Item 17 of this report:

          Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Consolidated Subsidiaries:

                                                                           Page
                                                                          number
                                                                          ------
          Independent Auditors' Report                                      38

          Consolidated Balance Sheets as of March 31, 1997 and 1996         39

          Consolidated Statements of Operations for the years ended
            March 31, 1997, 1996 and 1995                                   41

          Consolidated Statements of Surplus for the years ended
            March 31, 1997, 1996 and 1995                                   42

          Consolidated Statements of Cash Flows for the years ended
            March 31, 1997, 1996 and 1995                                   43

          Notes to Consolidated Financial Statements                        45

 Schedule for the years ended March 31, 1997, 1996 and 1995:

          Schedule VIII  Valuation and Qualifying Accounts and Reserves for
                          the years ended March 31, 1997, 1996 and 1995     67


(b)       Exhibits

          ARTICLES OF INCORPORATION as amended on June 27, 1997
          (English translation)

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                                      (Registrant)




Date:  July 31, 1997                    By          /s/ Kazuhiro Kawata
                                           -------------------------------------
                                                      Kazuhiro Kawata
                                                       President of
                                             Panasonic Finance (America), Inc.
                                                      375 Park Avenue
                                                   New York, N.Y. 10152