Form 20-F
period 1998-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO LTD
filed 1998-08-05
CIK 63271

                       SECURITIES AND EXCHANGE COMMISSION

                                    Form 20-F


                 ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1998
                         Commission file number 1-6784

                    MATSUSHITA DENKI SANGYO KABUSHIKI KAISHA
                    ----------------------------------------
             (Exact name of registrant as specified in its charter)

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                    ----------------------------------------
                 (Translation of registrant's name into English)

                                      Japan
                 (Jurisdiction of incorporation or organization)

                  1006, Oaza Kadoma, Kadoma City, Osaka, Japan
                  --------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class            Name of each exchange on which registered

American Depositary Shares*  New York Stock Exchange and Pacific Stock Exchange
---------------------------  --------------------------------------------------

Common Stock**               New York Stock Exchange and Pacific Stock Exchange
--------------               --------------------------------------------------

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


This form contains 78 pages.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                       Outstanding as of
                                               ---------------------------------
                    Title of Class             March 31, 1998    March 30, 1998
                    --------------             (Japan Time)      (New York Time)
                                               --------------    ---------------
Common Stock - 50 yen par value per share      2,112,318,310

American Depositary Shares, each
  representing 10 shares of common stock                             4,287,658

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes X   No    .
                                       ---    ---
Indicate by check mark which financial statement item the registrant has elected
to follow. Item 17. X  Item 18.    .
                   ---         ---
All information contained in this Report is as of March 31, 1998 or for the year ended March 31, 1998 (fiscal 1998) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on July 22, 1998 was 141.10 yen=U.S.$1.


Cautionary Statement Regarding Forward-Looking Statements
---------------------------------------------------------

Any statements in this Annual Report, other than historical facts, are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially. Such potential risks and uncertainties include, without limitation, domestic and overseas economic conditions such as consumer spending, housing construction and private capital expenditures, especially under the continuingly sluggish economic environment of Japan and other Asian countries; currency exchange rate fluctuations, especially among the yen, U.S. dollar, Asian currencies and European currencies, with which Matsushita operates its international business; and Matsushita's ability to maintain its strength in many product and geographical areas through new product introductions and other means in a highly competitive market, price-wise or technology-wise, pertinent to the electronics industry to which the Company primarily belongs.


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

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of mankind through the supply of quality consumer goods. The Company's business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white television (TV) sets and refrigerators. Matsushita continued to grow during the following decades by expanding its product range to include color TV sets, hi-fi components, air conditioners, video tape recorders, industrial equipment and information and communications equipment, as well as electronic components. Overseas sales and production expansion was also a significant factor for the growth in these decades.

Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company's products are marketed under several trademarks, including "Panasonic," "National," "Technics," "Quasar," "Victor" and "JVC."

In the 1990s, Matsushita is basing its growth on technological advancement and the use of electronics technology in every phase of life. The Company has been expanding its development activities in such areas as next-generation audiovisual equipment, multimedia products, and advanced electronic components and devices, many items of which are incorporating digital technology. Its priority product areas include optical discs (such as DVDs), mobile communications equipment, display devices and semiconductors. In early 1998, "next-generation digital TV systems" was added as the fifth mid-term priority area.

In December 1990, the Company acquired MCA INC. (MCA), a leading U.S. entertainment company, for approximately U.S.$6.1 billion.

In May 1993, the Company and N.V. Philips' Gloeilampenfabrieken, now Koninklijke Philips Electronics N.V. (Philips), terminated their joint venture company, Matsushita Electronics Corp. (MEC), and the Company acquired Philips' 35% equity share in MEC for 185 billion yen, thus making MEC a wholly-owned subsidiary.

In April 1995, the Company merged with Matsushita Housing Products Co. Ltd., a wholly-owned subsidiary engaged in the manufacture and sale of housing-related products.

In June 1995, the Company sold an 80% interest in MCA, now named Universal Studios, Inc., to The Seagram Company Ltd. for approximately U.S.$5.7 billion, leaving the Company with a 20% interest.

Effective April 1, 1997, the Matsushita parent company established a new organizational structure, setting up four internal divisional companies - responsible for AVC (audiovisual and computer products), home appliances and household equipment, air conditioners, and electric motors - by grouping a majority of its some 50 product divisions. This step was taken in order to facilitate strategic planning, speed decision making and more efficiently allocate resources across a broader range than that afforded by each single product division.

In March 1998, the Company also announced a preliminary decision on a package of new management initiatives aimed at better sharing interests with shareholders. As part of this package, management decided in the following months, with approval at the annual shareholders' meeting in late June 1998, to repurchase up to 50 million shares of the parent company's common stock from the stock market for retirement, to a maximum value of 100 billion yen, within a one-year period.

At the same time, as an incentive to Board members and employees toward the enhancement of corporate value, the parent company decided to grant stock option rights (exercisable from July 1, 2000 to June 30, 2004) to 32 Board members and 4 select senior executives, at amounts ranging from 2,000 to 10,000 common shares each, and implemented a stock-price-linked remuneration plan, under which a modest amount of cash payment will be offered once a year in addition to ordinary salary and bonus payments to approximately 11,000 employees of manager-level or above (effective from fiscal 1999 through fiscal
2001).


                                SALES CATEGORIES

From fiscal 1998, the Company reclassified its product categories for sales breakdown reporting purposes, whereby overall Company sales are divided into three major sectors: Consumer products, Industrial products and Components, as shown in the table below. The new categories are classified by type of product and customer, rather than by product group as was previously the case, so as to more properly show the Company's current business nature, trends, areas and markets. Major changes in the reclassification are: audiovisual (AV) equipment for broadcast, business and industrial use previously included in "Video equipment" has been transferred to "Information and communications equipment" within the new "Industrial products" category; AV equipment mainly for the automotive industry previously in "Audio equipment" is now in "Industrial equipment" of the new "Industrial products" category; batteries in the "Batteries and kitchen-related products" category are now in the "Components" category; kitchen-related products previously in the same category as batteries now belong to "Home appliances and household equipment" within the "Consumer products" category; bicycles and photographic products previously in the "Other" category have been moved to "Home appliances and household equipment" of the new "Consumer products" category; and prerecorded video and audio tapes and discs also previously included in "Other" now belong to "Video and audio equipment" of the "Consumer products" category.

In the following table, Matsushita's sales breakdown according to these new classifications is shown for the last three fiscal years, with prior year figures restated accordingly.


                                                    Yen (billions)
                                  --------------------------------------------------
                                              Fiscal year ended March 31,
                                  --------------------------------------------------
                                     1998               1997                1996
                                  ------------      ------------      --------------
 Consumer products
     Video and audio equipment     1,885    24%      1,804    24%      1,675      25%
     Home appliances and
       household equipment         1,474    18       1,638    21       1,453      21
                                  ------  ----      ------  ----      ------    ----
             Subtotal              3,359    42       3,442    45       3,128      46
 Industrial products
     Information and communi-
       cations equipment           2,264    29       2,021    26       1,552      23
     Industrial equipment            701     9         701     9         685      10
                                  ------  ----      ------  ----      ------    ----
             Subtotal              2,965    38       2,722    35       2,237      33

 Components                        1,567    20       1,512    20       1,430      21
                                  ------  ----      ------  ----      ------    ----

             Total                 7,891   100%      7,676   100%      6,795     100%
                                  ======  ====      ======  ====      ======    ====

Consumer Products
-----------------

Consumer products is Matsushita's traditional and primary business area, in which the Company maintains a high competitive edge in Japan and overseas markets. Sales in this category, consisting of video and audio equipment and home appliances and household equipment, totaled 3,359 billion yen, representing 42% of total Company sales in fiscal 1998. Major products in this category are as follows.

Video and Audio Equipment

The Company's largest revenue source in the video and audio equipment field is home-use videocassette recorders (VCRs), including VCR decks, camcorders and related products. The Company's home VCR decks range broadly from high-quality picture and sound units, such as S-VHS VCR models, including those with satellite broadcast tuners and those compatible with the 16:9 wide aspect ratio (wide-screen) TV format, to easy-to-operate units, such as VHS VCR models with fewer control buttons. In camcorders, Matsushita offers a variety of compact VHS-C and S-VHS-C models to the worldwide market. In addition, to meet the trend toward digitalization of video equipment in recent years, the Company has been strengthening its new line of digital camcorders since it launched the world's first consumer-use digital model using smaller 6.35mm cassette tapes in 1995. In fiscal 1998, to add impetus to the expansion of this product line, it introduced in Japan three new compact digital camcorders equipped with liquid crystal display (LCD) monitors; a camera-style model, a palm-sized model, and a high-performance model incorporating three charge-coupled devices (CCDs), all of which were favorably received in the market. As related products, Matsushita also offers digital still cameras, as well as digital video printers that can be used to print still pictures from digital camcorders or digital still cameras.

Matsushita's broad range of television receivers is designed to meet demand in all segments of the Japanese and international markets. Increasing emphasis has recently been placed, especially in Japan, on models that offer larger screens and enhanced picture quality, including wide-screen and high-definition television (HDTV) sets. Matsushita is also readying itself for the burgeoning demand for multi-channel, multi-functional digital TV broadcasting by manufacturing and selling set-top boxes (STBs) to receive new digital satellite TV broadcasts in Japan since fiscal 1997 and by preparing for introduction of STBs for digital terrestrial TV broadcasts scheduled to commence in the United States and Europe in late 1998.

Matsushita is also active in promoting DVD products. Following its introduction of the industry's first DVD players in fiscal 1997, the Company has been expanding its product range, and began marketing of the world's first portable DVD players in fiscal 1998. Matsushita also provides supports for disc production and software development.

Matsushita's product range of video equipment also includes color TV/VCR combination units, large-screen projection TV systems, laser disc players, and such flat screen TVs as LCD TVs and plasma display TVs.

In the area of audio equipment, Matsushita produces a large variety of products, such as radio receivers, radio/cassette stereos, portable headphone players, compact disc (CD) players, video CD players and Mini Disc (MD) players, as well as stereo hi-fi equipment and electronic musical instruments.

In response to growing market demand for compact audio equipment in recent years, Matsushita has been strengthening such product lines as portable headphone players and CD players by offering a number of new models, including those that attained a long continuous playing time through the use of compact high-performance batteries and those with a unique design and sturdy body suitable for outdoor use. In the domestic market, the Company further introduced the world's smallest portable MD player, as well as compact stereo component system including a 5-CD and 5-MD changer, during fiscal 1998.

This category also includes prerecorded video and audio tapes and discs.

Home Appliances and Household Equipment

Matsushita's vast array of home appliance products includes refrigerators, air conditioners, home laundry equipment (such as washing machines and dryers), vacuum cleaners, electric irons, dishwashers, microwave ovens, rice cookers and other cooking appliances, electric fans, air purifiers, and electric and kerosene heaters. The line of household equipment mainly comprises kitchen fixture systems, electric, gas and kerosene hot-water supply systems, and bath and sanitary equipment. This category also includes electric lamps, bicycles, cameras and flash units, and water purifiers.

Matsushita maintains its position as a leader of the Japanese home appliance industry, consistently supplying innovative and energy-efficient products that satisfy the needs of highly discerning Japanese consumers, including their growing concern for environmental issues and energy costs.

Recent examples include refrigerators equipped with inverter-driven compressors that allow low power consumption and featuring greater storage capacity, including models which employ a CFC substitute with an ozone-depletion coefficient of zero as a refrigerant, air conditioners with improved energy consumption and dehumidification and deodorizing functions using compact scroll-type compressors, and washing machines that feature shorter washing time, lower water consumption and higher energy efficiency.

In the household equipment area, the Company also seeks to provide user-friendly products that meet market needs, with environmental, health and hygienic concerns in mind. Successful examples in recent years include new kitchen fixture systems featuring pull-down shelves and an electric insect guard, a bathroom shower-with-chair unit for use by the aged and the disabled, and a new home-use compact organic garbage disposal unit boasting the industry's shortest garbage decomposition time.

Industrial Products
-------------------

Industrial products, comprised of information and communications equipment and industrial equipment, has been the Company's fastest growth area during the last five years, although this growth began to slow from around the middle of fiscal 1998 due mainly to a setback in private capital investment in Japan and Asia and falling price levels of several information and communications products. Sales in this category in fiscal 1998 totaled 2,965 billion yen, representing 38% of total Company sales. Major products are as follows.

Information and Communications Equipment

This line mainly includes information equipment, such as personal computers
(PCs), word processors, printers, copying machines, PC displays, hard disk drives, CD-ROM, DVD-ROM, and PD drives; communications equipment, such as facsimile equipment, telephones, cellular telephones, other mobile communications equipment and digital private branch exchanges; and other systems equipment, such as CATV systems, broadcast-, business- and industrial-use AV systems and equipment, communication network equipment, and traffic-related systems and equipment. Of these, Matsushita maintains a high competitive edge worldwide in particular lines of products, such as hard disk and optical disc drives, facsimile equipment, broadcast-use digital VCR equipment and airline inflight AV systems, while also enjoying a leading position in the Japanese cellular phone industry.

In anticipation of the digital network age, the Company is currently strengthening its multimedia-related equipment and systems businesses, by expanding deliveries of on-demand information systems to municipal, business and other customers, accelerating international development work in third-generation mobile communications systems, marketing thin DVD-ROM drives for notebook PCs, DVD-RAM drives and personal digital assistants (PDAs), and participating in such new ventures as digital satellite broadcast operators. Furthermore, during fiscal 1998, it expanded R&D bases for digital TV systems in the United States and Europe and established a development base for digital network-related products in Silicon Valley of the United States.

Industrial Equipment

Matsushita's product range of industrial equipment encompasses factory automation (FA) equipment, welding machines, electric power distribution equipment, commercial air conditioning equipment, vending machines and medical equipment. This category also includes car AV equipment, such as car audio and car navigation equipment.

In FA equipment, Matsushita is an industry leader in electronic-parts-mounting machines, and is also a major producer of industrial robots and electronic measuring instruments. Building on this strength, the Company has been launching new, innovative products to meet ever-more sophisticated customer requirements, including the world's fastest chip mounter, a unique Stud Bump Bonding semiconductor-mounting machine employing an ultrasonic bonding method, and an assembly robot equipped with Matsushita's own compact motors that performs multiple, precise functions in a small space.

In car AV equipment as well, Matsushita is a leading Japanese manufacturer. While serving Japanese automotive manufacturers, the Company is also reinforcing deliveries to car dealers and automotive product dealers, as well as to overseas auto manufacturers and dealers. For the burgeoning domestic market for car navigation systems, in the spring of 1998 Matsushita launched a new model incorporating a DVD-ROM.

Components
----------

Matsushita produces one of the world's most extensive ranges of components and devices. Major products included in this category are a broad range of semiconductors and general components, display devices, electric motors, compressors and batteries, for use by Matsushita and other manufacturers. Sales of components as a whole in fiscal 1998, excluding in-house consumption, totaled 1,567 billion yen, accounting for some 20% of the Company total.

Recognizing that components and devices hold the key to the innovation and advancement, as well as competitiveness, of finished products and systems in the digital network age, Matsushita currently places significant priority on the development of electronic components' technology and business, with special emphasis on semiconductors and display devices.

The Company's range of semiconductors primarily includes integrated circuits
(ICs), such as MOS LSIs and bi-polar ICs, discrete devices and CCDs. Among these, the Company is striving to strengthen the multimedia-related devices field, including single-chip multifunctional LSIs called System LSIs, digital signal processors, MPEG (Moving Picture Experts Group) chips, semiconductor lasers and ferroelectric ICs. Such efforts, especially in System LSIs, resulted in the successful development of such key devices as a Media Core Processor, an MPEG-2 video encoder LSI, and a 32-bit microcontrollor, for use in such AV equipment as digital camcorders, DVDs, digital TV-related equipment and PDAs.

In display devices, the Company has been expanding its global production and supply network for mainstay cathode-ray tubes (CRTs), increasing its LCD production capacity, and strengthening plasma display panels (PDPs), a line in which the Company marketed a high quality 42-inch wide-screen model in fiscal 1998.

The Company's broad spectrum of general components encompasses electronic circuit components, printed circuit boards, transformers, power supply components, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, sensors and magnetic recording heads, all supporting Matsushita's finished products as well as products of other manufacturers, including electronics manufacturers and automotive makers.

Electric motors are also essential parts that underpin electronics and other industries. Besides motors for consumer electronic and electric products, the Company is intensifying business for industrial products. Particularly competitive Matsushita motors include compact spindle motors for use in PC peripherals and CD and DVD players, vibration motors for cellular phones, and compact motors for FA equipment.

In the area of compressors, Matsushita is positioned as a world leader, offering those primarily for air conditioners and refrigerators.

Matsushita is also known as one of the world's largest battery manufacturers, producing a comprehensive range of batteries, from such primary batteries as manganese, alkaline, lithium, solar, silver oxide and zinc air cells, to rechargeable batteries, such as nickel-cadmium, nickel metal-hydride, lithium-ion and sealed lead-acid batteries and storage batteries for automotive use, as well as various battery powered appliances. Among these, production of compact, high-performance batteries, such as the Company's long life alkaline batteries and lithium-ion batteries, has been expanding in recent years, as they are increasingly used in compact electronic equipment.

Matsushita also leads the industry in high-performance batteries for electric vehicles (EVs), including hybrid electric vehicles (HEVs). Following the introduction of nickel metal-hydride rechargeable batteries for EVs in fiscal 1997, and as another industry first, in fiscal 1998 Matsushita launched these batteries for HEVs, through an EV battery joint venture with Toyota Motor Corporation.

                             SALES AND DISTRIBUTION

Set forth below is a sales breakdown by geographical markets:

                                              Yen (billions)
                              -----------------------------------------------
                                         Fiscal year ended March 31,
                              -----------------------------------------------
                                 1998              1997              1996
                              ----------        ----------        -----------
 Japan                        3,891   49%       4,046   53%       3,727    55%
 North and South America      1,458   19        1,249   16        1,067    16
 Europe                         949   12          836   11          721    10
 Asia and Others              1,593   20        1,545   20        1,280    19
                              -----  ---        -----  ---        -----   ---

              Total           7,891  100%       7,676  100%       6,795   100%
                              =====  ===        =====  ===        =====   ===

Sales and Distribution in Japan

Domestic sales are handled primarily by 12 sales divisions organized according to the type of customer, i.e., consumers, corporate, government, manufacturing industry, housing/construction industry and other respective industries, in order to meet the specific and ever-diversifying needs of consumers and various industries.

These divisions include the Consumer Products Sales Division, Housing Equipment Sales Division, Public Systems Sales Division, Private Institution Sales Division, Industrial Sales Division, Semiconductor Sales Division, Factory Automation Sales Division and Automotive Electronics Sales Division.

With the exception of light bulbs and other inexpensive products, substantially all of Matsushita's consumer products carry warranties which vary in duration from one to five years, in line with the normal practice of the industry. Service is provided by Matsushita and by approved service companies which obtain replacement parts from Matsushita and other suppliers.

Overseas Activities

Matsushita operates 220 companies in 44 countries outside of Japan, including five regional headquarters, 48 manufacturing/sales companies, 100 manufacturing companies, 44 sales companies, 11 research organizations and four finance subsidiaries. International marketing of Matsushita's products is conducted through the Company's sales subsidiaries and affiliates and also through independent distributors. In addition, certain products are sold in foreign markets on an OEM basis and marketed under the brand names of third parties.

In order to promote global business development, as well as to counter currency fluctuations, Matsushita has expanded its overseas production, covering not only major consumer products, but also industrial products and components. Currently, while reinforcing production and development capabilities of each of its existing overseas manufacturing units, the Company is also building or expanding production operations in newly developing areas, such as China, India and Eastern Europe.

Matsushita's current emphasis is also placed on strengthening sales networks in these markets, as well as those for industrial products and components, in addition to consumer products.

During fiscal 1998, the economic slowdown in Southeast Asian countries, caused by an outbreak of currency-related turmoil, had an adverse effect on Matsushita's business in those local markets. Any negative effect on Companywide results overall was, however, largely offset by an expansion of exports to other regions from several Matsushita factories in that region. Although the Company is currently endeavoring to reinforce its operations in Southeast Asia by strengthening local production and sales structures, by increasing procurement of locally-made parts and components and by providing technological and other support to its local subsidiaries, the continuing economic setback there could have negative effects on the Company's business in that region in fiscal 1999 and beyond.

Overseas sales, including products manufactured outside Japan and those exported from Japan, represented approximately 51% of the Company's total consolidated sales in fiscal 1998.

Customers

The largest markets for Matsushita's products have traditionally been consumers and households. However, since the 1980s, the proportion of sales to non-consumer customers, such as governments, commercial and industrial corporations and other institutions, including large customers such as electric and electronic equipment manufacturers, automotive manufacturers and various other machinery makers, has been rising as Matsushita places increasing emphasis on industrial and commercial products and electronic components. In the year ended March 31, 1998, sales of industrial products and components accounted for approximately 58% of Matsushita's total sales, rising from 47% of the total (50% of total excluding MCA) in fiscal 1994. Matsushita's business is not materially dependent upon any single customer.


                            RESEARCH AND DEVELOPMENT

Matsushita considers research and development (R&D) to be a key factor in its success and essential to the achievement of its corporate theme: to provide utmost satisfaction to customers throughout the world. Under this theme, the Company has been committed to "R&D that creates next generation businesses, while at the same time supporting today's and tomorrow's products and businesses." As part of this task, focus is also directed at the five priority areas: optical discs, mobile communications equipment, display devices, semiconductors and next-generation digital TV systems.

In pursuit of these goals, Matsushita operates future-oriented R&D at the Corporate Research Division and several other corporate R&D centers. The Corporate Research Division operates three research laboratories, including the Central Research Laboratories, and engages primarily in basic research for the 21st century. Other corporate R&D centers include the Multimedia Development Center, Optical Disk Systems Development Center and Human Environmental Systems Development Center. They focus on the development of multimedia- and network-related products and systems, optical disc-related equipment systems, display devices, car electronics systems, and related key components and devices, as well as R&D into environment- and energy-related technologies.

In addition, several specialized R&D facilities operate independently, although they cooperate closely with the aforementioned research laboratories and development centers. These facilities include the Corporate Semiconductor Development Division, which operates four R&D centers, such as the Advanced LSI Technology Development Center and the Microprocessor Development Center, and the Production Engineering Laboratory, which engages in development of new manufacturing technology and supports production activities at Matsushita's domestic and overseas operating facilities.

Internal divisional companies, manufacturing divisions and certain subsidiaries also maintain their own research facilities and/or departments, engaged in specific research and development projects or engineering and design improvements, and these work in close cooperation with the above-mentioned corporate research organizations. Their current emphasis is placed on development of "Products First," which refers to outstanding products that incorporate world- or industry-first technologies or features that inspire customers.

The most significant technological developments in recent years include; DVD products, including portable DVD players and DVD-ROM drives featuring the Company's twin focus pickup, DVD-RAM drives with single side recording capacity of 2.6 gigabytes, and DVD discs employing a dual-layer disc bonding technology; a DV archive that facilitates capture of video images from standard digital video camcorders and editing and playback of such moving pictures on the PC; a multimedia information providing system based on the Company's video server, featuring easy creation and editing of multimedia files consisting of AV, text and still-picture data and distribution of the data to multiple terminals; a high-density multilayered printed circuit board technology with an "any layer inner via hole" structure, which enables development of compact and light digital cellular phones and other multimedia products; an MPEG-2 video encoder LSI that has integrated moving picture compression functions on a single chip, facilitating development of compact, low power consumption DVD recorders and video camcorders; an MPEG-2 decoder LSI applicable to 18 formats of the digital terrestrial TV broadcasting which will begin in the United States during 1998; a wafer level burn-in technology which is designed to burn in all the chips on a wafer at a time, thus improving the efficiency of wafer inspection at LSI production facilities; and a resource-efficient TV incorporating highly recyclable magnesium alloy in its cabinet as an industry first and the Company's low energy consumption transformer.

Total expenditures for research and development amounted to 400 billion yen, 435 billion yen and 481 billion yen for the three years ended March 31, 1996, 1997 and 1998, respectively, representing 5.9%, 5.7% and 6.1% of Matsushita's total net sales for each of those periods.


                              CAPITAL EXPENDITURES

Recognizing that building advanced technologies, equipment and processes is essential to the cost-efficient manufacturing of sophisticated electronic products and devices, the Company has gradually been increasing investment in plant and equipment in recent years. Total capital expenditures were 381 billion yen, 415 billion yen and 474 billion yen for fiscal 1996, 1997 and 1998, respectively. Besides constant investment in production automation and labor-saving facilities, increasing emphasis has been placed on expansion of strategically-important business areas, including key components and devices, mobile communications equipment and PC peripherals, as well as overseas production facilities.


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

In addition, the emergence of several Asian countries as lower-cost production sites has applied pressure to Japanese manufacturers, including Matsushita, in terms of price competition in international markets. However, the Company has been endeavoring to minimize the effects of these negative factors primarily by devising various cost-reduction measures, increasing its overseas production with emphasis on local procurement of parts and components, and developing joint ventures and other cooperative agreements with overseas partners.


                                   TRADEMARKS

Most of Matsushita's products are distributed throughout the world under the "Panasonic" and "National" trademarks. Matsushita also sells a number of hi-fi products under the "Technics" trademark. Some of the subsidiaries' products are sold under other trademarks, including "Quasar," "Victor" and "JVC."


                            PATENT LICENSE AGREEMENTS

Matsushita holds numerous Japanese and foreign patents and utility model registrations for its products and engages in mutual exchange of technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers is increasing year by year.

Matsushita is a licensee under various license agreements which cover a wide range of products, including audiovisual products, computers, communications equipment, semiconductors and other components. Matsushita has non-exclusive patent license agreements, among others, with RCA-Thomson Licensing Corporation and Thomson S.A. covering a broad range of its products, the most important of which are television receivers, VCRs , CD players and CD-ROM equipment. Matsushita has non-exclusive patent cross-license agreements, among others, with Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Matsushita Electronics Corporation (MEC), a consolidated subsidiary of the Company, has a non-exclusive patent cross-license agreement with Koninklijke Philips Electronics N.V. covering most of the items manufactured by MEC, including semiconductor devices, various lamps, cathode-ray and electron tubes and certain other products.

Matsushita's license and technical assistance agreements are for three- to ten-year periods, unless the agreements cover specific patents to be licensed therein, in which case they are normally for the life of the patent.

The Company considers all its technical exchange and license agreements beneficial to its operations.

                       RAW MATERIALS AND SOURCES OF SUPPLY

Matsushita purchases a wide variety of parts and materials from various suppliers in Japan and abroad. The Company applies a multi-sourcing policy -- being not dependent upon any one source of supply for any essential item. The Company has also been endeavoring to promote a policy of global optimum purchasing by selecting the best qualified suppliers from all over the world and buying the most competitive parts and materials. Since suppliers are selected on the basis of a fair and comprehensive evaluation, the Company enjoys good business relationships with them and the sourcing is properly assured.


                               EMPLOYEE RELATIONS

As of March 31, 1998, Matsushita had approximately 276,000 employees. Most regular employees in Japan, except management personnel, are union members, principally of the Matsushita Electric Industrial Labor Union, which is affiliated with the Japanese Electrical Electronic & Information Union.

As is customary in Japan, the Company negotiates annually with the unions and grants annual wage increases and bonuses which are paid twice a year. Matsushita also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year.

For more than 20 years, Matsushita has experienced no major labor strikes or disputes. The Company considers its labor relations to be excellent.

Item 2.  Description of Property

The Company's principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita's manufacturing plants are located principally in Japan, other countries of Asia, North and South America and Europe. The Company considers that all its factories are well maintained and suitable for its current production requirements.

The following table sets forth information as of March 31, 1998 with respect to manufacturing facilities:

              Floor Space
             (thousands of
Location     square feet)         Principal Products Manufactured
--------     ------------         -------------------------------
Osaka            9,976       VCRs, television receivers, DVD products, audio
                             equipment, washing machines, other home
                             appliances, information equipment, industrial
                             equipment, components, batteries, kitchen fixtures.

Kanagawa         4,395       Communications, information and measuring
                             equipment, VCRs, audio equipment, car audio
                             equipment, compact discs, CRT displays,
                             refrigerators, batteries.

Shiga            3,592       Air conditioners, refrigerators, compressors,
                             vacuum cleaners.

Tochigi          2,379       Television receivers, TV picture tubes,
                             information equipment.

Nara             2,072       Home appliances, gas and kerosene equipment,
                             compact discs.

Okayama          1,866       VCRs, components, magnetic tapes and discs.

Kyoto            1,629       Semiconductors, components.

Ibaraki          1,068       Television receivers, magnetic tapes.

Shikoku          3,684       VCRs, television receivers, information
                             equipment, audio equipment, home appliances.

Kyushu           2,289       Information and communications
                             equipment, home appliances, components,
                             industrial equipment.

North            6,744       Television receivers, home appliances, VCRs,
 America                     car audio equipment, information and
                             communications equipment, compressors,
                             components, semiconductors, batteries.

Europe           3,312       VCRs, television receivers, audio equipment,
                             car audio equipment, home appliances,
                             components, information and communications
                             equipment.

Asia            16,678       Television receivers, VCRs, audio equipment,
                             air conditioners, refrigerators, other home
                             appliances, components, semiconductors,
                             information equipment, industrial equipment,
                             compressors, batteries.

Other           17,323       Home appliances, industrial equipment,
                             components, semiconductors, video and audio
                             equipment, batteries, information equipment.
                ------

   Total        77,007
                ======

In addition to its manufacturing facilities, Matsushita's properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 6.4 million square feet, research and development facilities with an aggregate floor space of approximately 6.2 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 10.9 million squarere feet, and administrative offices with an aggregate floor space of approximately 15.0 million square feet.

Matsushita leased approximately 13.6 million square feet of floor space as of March 31, 1998, most of which was for sales office space.


Item 3.  Legal Proceedings

In November 1991, Loral Fairchild Corporation, a Delaware corporation, filed two lawsuits in the United States District Court for the District of Virginia against the Company, Matsushita Electric Corporation of America and 36 other defendants. The suits were consolidated. All defendants were charged with infringement of two U.S. patents by virtue of the production abroad and sale in the United States of certain charge coupled devices (CCDs), which are used in products such as video cameras and facsimile machines. In December 1991, this action was transferred to the United States District Court for the Eastern District of New York. The action seeks damages, attorneys' fees and a permanent injunction. The Company has asserted that the patents are invalid and not infringed upon by its products incorporating CCDs. This litigation has been bifurcated between liability and damages and has been stayed as to all defendants except one defendant. In a first liability trial involving this defendant, a jury held that it infringed the two U.S. patents at issue. In July 1996, the court granted, among other things, its subsequent motion for judgment as a matter of law, overturning the verdict. Loral Fairchild Corporation appealed this decision to the Court of Appeals for the Federal Circuit and oral argument was held in June 1997.

In July 1992, Matsushita Electronics Corporation (MEC), which manufactures CCDs, commenced a suit in the United States District Court for the Southern District of New York seeking a declaration that MEC's CCDs and all end products incorporating MEC's CCDs (collectively "products") are licensed under the two U.S. patents at issue. In April 1993, the district court granted MEC's motion for summary judgment and ruled that the products were licensed. The Court of Appeals for the Federal Circuit affirmed the decision in September 1994, and denied Loral Fairchild's petition for rehearing in November 1994. MEC's tort claim against Loral Fairchild and its parent, Loral Corporation, concerning certain liability issues was denied by the District Court in August 1997. The decision has not been appealed.

Matsushita is a co-defendant in a class-action lawsuit relating to the acquisition of MCA in 1990. Certain former stockholders of MCA who tendered their shares to Matsushita in such acquisition brought actions in the United States District Court of the Central District of California claiming, in part, that the Company violated Securities and Exchange Commission Rule 14d-10 by treating the then chairman and chief executive officer of MCA differently than other MCA stockholders in such acquisition. The district court denied plaintiffs' motion for summary judgment and subsequently granted Matsushita's motion for summary judgment. The United States Court of Appeals, Ninth Circuit (1995 WL 75487 (9th Cir. (Cal.))), reversed, in part, finding that the Company violated Rule 14d-10 and remanded for further proceedings to determine damages. The Company has since filed a petition for a writ of certiorari with the United States Supreme Court. In February 1996, the Court reversed, finding that the separate class-action settlement judgment rendered by the Delaware Supreme Court is entitled to full faith and credit even though it released claims within the exclusive jurisdiction of the federal courts, and remanded for proceedings consistent with the Court's opinion. In October, 1997, the Ninth Circuit further reversed, holding that it should withhold full faith and credit from the Delaware judgment because, as a matter of law, plaintiffs were not adequately represented in Delaware. The Ninth Circuit later granted
Matsushita's petition for rehearing. The rehearing will be heard in August
1998.

Management is of the opinion that any outcome of these actions against Matsushita will not have a material adverse effect on Matsushita's operations or financial position.

There are a number of other legal actions and administrative investigations against the Company and subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on Matsushita's results of operations or financial position.


Item 4.  Control of Registrant

(a) Matsushita is not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government.

(b) (1) To the knowledge of the Company, no person owns more than ten percent of any class of the Company's common stock.

     (2) The total number of the Company's voting securities beneficially owned by the Directors and Corporate Auditors as a group as of March 31, 1998 is as follows:

                                                           Number of    Percent
          Title of class   Identity of person or group    shares owned  of class
          --------------   ---------------------------    ------------  --------
          Common Stock        Directors and Corporate       18,449,342   0.87%
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

                          Tokyo Stock Exchange      New York Stock Exchange
                          --------------------      -----------------------
                           Price per Share of         Price per American
                           Common Stock (yen)    Depositary Share (dollars) (a)
                          --------------------   ------------------------------
   Calendar Period         High          Low            High            Low
   ---------------         ----          ---            ----            ---

   1996
        1st quarter        1,790        1,640          171.00          157.25
        2nd quarter        2,070        1,730          188.00          159.50
        3rd quarter        2,050        1,790          187.50          163.38
        4th quarter        2,010        1,810          176.50          159.00
   1997
        1st quarter        2,000        1,670          166.00          142.88
        2nd quarter        2,320        1,890          206.00          153.25
        3rd quarter        2,520        2,070          211.00          170.00
        4th quarter        2,300        1,750          189.56          135.13
   1998
        1st quarter        2,140        1,820          163.94          143.06

   Note:  (a)  The prices of American Depositary Shares, each representing 10 shares of Common Stock, are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points.

As of March 31, 1998, approximately 8.61% of the Company's Common Stock was owned of record by a total of 209 United States shareholders including the Depositary's nominee, considered as one shareholder of record, owning approximately 2.04% of the total Common Stock.


Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

(a)     Japanese Foreign Exchange Controls

        Effective from April 1, 1998 the Foreign Exchange and Foreign Trade Control Law was amended and the title of the statute was changed to the Foreign Exchange and Foreign Trade Law. Under the amended Law all aspects of regulations on foreign exchange and foreign trade transactions which were subject to licensing or other approval or prior notification requirements are, with minor exception relating to certain inward direct investment (which is not applicable to the Company's shares), substituted by the post facto reporting requirements. However, the Minister of Finance has the power to impose a licensing requirement for certain transactions in limited circumstances.

(b)     Description of Common Stock

        Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (Kabushiki Kaisha) and certain related legislation.

        General

        The presently authorized capital stock of the Company is 5,000,000,000 shares, which may be issued with a par value or without a par value. The Commercial Code requires that shares be in registered form. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have his name registered in the Company's register of shareholders. All of the presently outstanding shares of the Company are of a par value of 50 yen per share. The Company may, by a resolution of the Board of Directors, convert par value shares into non-par value shares or vice versa. Shareholders are required to file their names, addresses and seals with The Chuo Trust & Banking Co., Ltd., the transfer agent for the Company's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

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

        The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of (i) its stated capital, (ii) its capital surplus, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the fiscal period concerned, and (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development expense over the aggregate of amounts referred to in (ii), (iii) and (iv) above. If the Company has on its balance sheet a number of shares of its Common Stock which the Company has acquired for the purpose of transferring the same to its Directors and/or employees but such shares are yet to be so transferred, the book value of such shares shall be deducted from the amount available for payment of dividends. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i), (ii), (iii), (iv) and (v) above, and, in addition to the deduction referred to in the immediately preceding sentence, if the Company's shareholders have adopted a resolution for the Company's purchase of shares of its Common Stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of retiring the same with retained earnings, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

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

        Any shareholder holding at least 300 units of shares or 1% of the total number of outstanding shares for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting.

        Voting rights

        A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and ""Unit" share system -- Voting rights of a holder of shares representing less than one unit " below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

        The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Corporate Auditor, dissolution, merger (with an exception of the merger of a small company) or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, any offering of new shares at a

         "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders or granting to Directors and/or employees rights to subscribe for new shares, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the "special shareholders resolution").

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

         Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against the Company and third parties only if the Company's prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

         The 1997 amendments to the Commercial Code permit a company to provide in its articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. The Company's Articles of Incorporation do not so provide.

         Dilution

         In the future it is possible that market conditions and other factors might make a rights offering to shareholders at par or substantially below the market price of shares of Common Stock desirable. If the number of shares offered in a rights offering is substantial in relation to the number of shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in the Company. If the rights to subscribe for new shares are granted to the Company's Directors and/or employees which rights are exercisable at a price below the market price of the shares and the number of shares issuable upon such exercise is substantial, existing shareholders' equity interest in the Company will be diluted.

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

        Transfer agent

        The Chuo Trust & Banking Co., Ltd. is the transfer agent for the Company's Common Stock; as such transfer agent, it keeps the Company's register of shareholders in its office at 6-26, Kitahama 2-chome, Chuo-ku, Osaka, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

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

        Repurchase by the Company of its common stock

        Except as otherwise permitted by the Commercial Code and the Law of Special Exception to the Commercial Code Concerning Retirement of Shares enacted in 1997 (the "Special Retirement Law") as set out below, the Company or any of its subsidiaries cannot acquire the Company's Common Stock except by means of a reduction of capital in the manner provided in the Commercial Code. The Company may acquire its Common Stock in response to a shareholder's request for purchase of his shares representing less than one unit. See ""Unit" share system -- Right of a holder of shares representing less than one unit to require the Company to purchase such shares" below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

        The 1994 and 1997 amendments to the Commercial Code and the Special Retirement Law enable the Company to acquire its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (if the Articles of Incorporation provide that the shares may be purchased for the purpose of retirement by resolution of the Board of Directors if the Board deems it especially necessary to do so in view of general economic condition, the business and financial condition of the Company and other factors, by the resolution of the Board of Directors): (1) for the purpose of transferring the same to its

        Directors and/or employees if there exists a justifiable reason; and (2) for the purpose of retirement thereof with retained earnings. Acquisition by the Company of shares of its Common Stock for the above purposes is subject to, among other things, the following restrictions:
        (a) the number of shares to be acquired does not exceed 10% of all issued and outstanding shares (except in the case of purchase of shares for retirement pursuant to shareholders' authorization); (b) total amount of purchase price does not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of retained earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount (if the purchase is made pursuant to the resolution of the Board of Directors as referred to in the parentheses above, one-half of such permitted amount); and (c) acquisition shall be made through a stock exchange transaction or by way of tender offer. No such acquisition pursuant to a resolution of the Board of Directors may be made after the conclusion of the ordinary general meeting of shareholders for the fiscal year ending immediately after the Board resolution. The Company's shareholders have, at the ordinary general meeting of shareholders held in June 1998, given an authorization for the acquisition of not exceeding 120,000 shares of Common Stock for the purpose of transferring the same to its all Directors then in office and certain executive employees. The Company amended its Articles of Incorporation in June 1998 to purchase not exceeding 200,000,000 shares by resolution of the Board of Directors for the purpose of retirement thereof with retained earnings. No Board resolution has been made for this purpose.

        The Special Retirement Law was amended in March 1998 enabling the Company to acquire its own shares for the purpose of retiring the same with capital surplus by resolution of the Board of Directors if the Articles of Incorporation so provide and if the Board deems it especially necessary to do so in view of general economic condition, the business and financial condition of the Company and other factors. The acquisition of shares under this authorization is subject to the restriction that (x) the total amount of the purchase price does not exceed the total amount of capital surplus and accumulated legal reserve minus the amount equal to one-fourth of stated capital, and (y) if the aggregate of the amounts of (i) through (v) referred to under "Dividends" above and the amount of interim dividend distributed exceeds the net assets appearing on the balance sheets as at the latest closing of the Company's accounts, no purchase of shares for this purpose can be made. The Company's Articles of Incorporation do not so provide.

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

        Right of a holder of shares representing less than one unit to require the Company to purchase such shares

        A holder of shares representing less than one unit may at any time require the Company to purchase such shares at their last reported sale price on Osaka Securities Exchange on the day when such request is made or, if no sale takes place on the Osaka Securities Exchange on such day, the last reported sale price on the Tokyo Stock Exchange on such day, and if a sale takes place on neither of such exchanges on such day, the price at which the first sale of the shares is effected on the Osaka Securities Exchange thereafter, less applicable brokerage commission. The usual securities transfer tax is applicable to such transactions.

        Other rights of a holder of shares representing less than one unit

        A holder of shares representing less than one unit has the following rights in respect of such shares: (i) the right to receive dividends (including interim dividends), (ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares or upon a capital decrease or merger of the Company, (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders, (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of the Company, and (v) the right to require the Company to issue replacement share certificates for lost, stolen or destroyed share certificates. All other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.

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

        A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.


Item 7. Taxation

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits in themselves (whether for the purpose of making a free distribution or dividend in shares), subject as set out below, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but not capital surplus) to stated capital is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax.

Under the Income Tax Convention between the U.S. and Japan (the "Convention"), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a U.S. resident or corporation not having a "permanent establishment" (as defined therein) in Japan is generally 15%.

For purposes of the Convention and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the American Depositary Shares evidenced by the ADRs.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax on dividends paid by Japanese corporation to non-residents of Japan or non-Japanese corporation is 20%.

Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of Common Stock or ADRs outside Japan, or from the sale of Common Stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax. Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired Common Stock or ADRs as a legatee, heir or donee.

Dividends received by a U.S. holder of ADRs or Common Stock will be includable in income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company as determined for U.S. federal income tax purposes.

Subject to limitations set out in the Code, a U.S. holder of ADRs or Common Stock of the Company will be entitled to a credit for Japanese tax withheld from dividends paid by the Company. For purposes of the foreign tax credit limitation, dividends will be foreign source income, but will constitute "passive" or "financial services" income.

Dividends paid by the Company to U.S. corporate holders of ADRs or Common Stock will not be eligible for the dividends-received deduction.

If the Company purchases shares of its Common Stock by way of a tender offer for the purpose of retirement with retained earnings as described under "Item 6. Exchange Controls and Other Limitations Affecting Security Holders (b) Description of Common Stock -- Repurchase by the Company of its Common Stock" and so retires such shares, the selling shareholders are deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the capital surplus attributable to the shares so sold, except that if such retirement is made on or before March 31, 1999, no such dividend is deemed to have been received but the entire profits realized by the selling shareholders from such sales are treated as gains realized from the ordinary sales of the shares and is subject to income tax or corporation tax, as appropriate. In addition, when shares acquired by the Company (whether by way of a tender offer or otherwise) for the purpose of retirement with retained earnings are retired by the Company with retained earnings, the shareholders existing at the time of such retirement are deemed to have received a dividend in an amount equal to the amount of the stated capital attributable to the retired shares and calculated in proportion to each shareholder's shares at the time of such retirement, except that if such retirement is made on or before March 31, 1999, no income tax is payable with respect to such portion deemed as a dividend. If the Company purchases shares of its Common Stock for the purpose of retirement with capital surplus and so retires such shares, the entire profits realized by the selling shareholders from such sales are treated as gains realized from ordinary sales of the shares and is subject to income tax or corporation tax, as appropriate. In this case, no taxable event is deemed to accrue from such retirement to the shareholders existing at the time of retirement.


Item 8.  Selected Financial Data

                                     Yen (billions), except per share amounts and yen
                                --------------------------------------------------------
                                                    exchange rates
                                             Fiscal year ended March 31,
                                --------------------------------------------------------
                                1998        1997          1996         1995         1994
                                ----        ----          ----         ----         ----
   Income Statement Data:
   ----------------------
   Net sales                    7,891       7,676         6,795        6,948        6,624
   Income before income
     taxes                        356         332            77          232          128
   Net income (loss)               94         138           (57)          90           24
   Per common share:
      Net income (loss):
         Basic                  44.32       65.39        (27.12)       43.15        11.69
         Diluted                41.53       60.64        (27.12)       41.04        11.67
      Dividends                 13.00       12.50         12.50        13.50        12.50
                              ($0.107)    ($0.112)      ($0.136)     ($0.136)     ($0.116)

   Balance Sheet Data:
   -------------------
   Total assets                 8,564       8,696         8,012        8,202        8,193
   Long-term debt                 690         923         1,019        1,291        1,260
   Minority interests             618         611           560          556          558
   Stockholders' equity         3,770       3,696         3,398        3,255        3,289

   Yen exchange rates per
   ----------------------
     U.S. dollar:
     ------------
      Year-end                 133.29      123.72        107.00        86.85       102.40
      Average                  122.78      113.19         97.09        98.48       107.13
      High                     111.42      104.49         81.12        86.85       101.10
      Low                      133.99      124.54        107.29       105.38       114.20

      Notes:     1.  Dividends per share reflect those paid during each
                     fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates prevailing on the respective payment dates.

                 2. In June 1995, the Company sold an 80% equity interest in MCA INC. (MCA). Accordingly, beginning in fiscal 1996, MCA, now named Universal Studios, Inc., is no longer treated as a consolidated subsidiary. The Company registered a one-time, non-operating loss on the sale of its investment in MCA of approximately 164 billion yen in fiscal 1996, primarily stemming from the realization of foreign currency translation adjustments, which led to a substantial decrease in income before income taxes and a net loss.


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

(a)     Results of Operations

        For the three-year period ended March 31, 1998 ("fiscal 1996," "fiscal 1997," and "fiscal 1998"), the Japanese economy showed a mixed picture: in fiscal 1996 and 1997, it continued moderate recovery from the recessionary climate in the early 1990s, owing to the government's fiscal and monetary policies to stimulate the domestic economy and the consequent revival in demand from the private sector such as corporate capital investment and consumer spending. However, the Japanese economy again experienced a setback in fiscal 1998, as a result of decline in demand from the private sector, largely due to the lack of confidence by consumers in their spending, triggered by a rise in the consumption tax rate and failures of several financial institutions.

        Overseas economic conditions were generally favorable during this three-year period, especially in North America and Europe. The economies of Asian countries, however, showed a slowdown or setback in growth during fiscal 1998, following the outbreak of currency-related turmoil in Southeast Asia in the summer of 1997.

        Reflecting the aforementioned factors, Japan's Gross Domestic Product in real terms showed moderate growth of 2.9% and 3.5% in fiscal 1996 and 1997 and then negative growth of 0.6% in fiscal 1998.

        Inflation rates in Japan for the three-year period were low, even showing a sign of marginal deflation in the wholesale price index in fiscal 1998. This trend, however, had no substantial impact on the Company's operations. A large portion of the Company's overseas business is conducted in low-inflation areas, and operations in highly inflationary environments are not material.

        The Company's business was adversely affected, in terms of export-price competitiveness, by the yen's appreciation in fiscal 1996, and favorably affected by the yen's depreciation in fiscal 1997 and 1998. To alleviate the effects of currency exchange rate fluctuation, the Company has been increasing production outside Japan to meet increasing overseas demand while reducing its dependence on exports. The Company is also using various currency risk hedging techniques, including forward foreign-exchange contracts and options with leading world-class banks in exports and imports and matching of export and import exchange contracts. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the operation's functional currency.

        During this period, the Company completed a three-year Matsushita Revitalization Plan, which commenced in fiscal 1995, to revitalize and strengthen its corporate structure with emphasis on improved profitability. In fiscal 1998, the Company further implemented its four-year Progress 2000 Plan. The basic objective of this new mid-term plan is to build a stronger management structure leading to the creation of an enterprise that provides the utmost in customer satisfaction in the 21st century. At the same time, the Progress 2000 Plan emphasizes the enhancement of its earnings ratio through the achievement of balanced growth in three primary business sectors--consumer products, industrial products and components--along with domestic and overseas operations.

        In June 1995, the Company sold an 80% share of its equity interest in the U.S. entertainment company, MCA INC. (MCA), to The Seagram Company Ltd. for approximately U.S.$5.7 billion. Consequently, MCA, now named Universal Studios, Inc., is no longer treated as a consolidated subsidiary. Due primarily to the accounting treatments related to the sale of the Company's controlling interest in MCA, as described in further detail below, the Company reported a 2.2% decline in net sales and a net loss of 57 billion yen in fiscal 1996.

        In fiscal 1997, net sales increased 13.0% to 7,676 billion yen, reflecting a favorable economic environment worldwide and management initiatives. The Company reported net income of 138 billion yen, as compared with the net loss in fiscal 1996.

        In fiscal 1998, net sales increased 2.8% to 7,891 billion yen, due mainly to growth in overseas sales, notably in North America and Europe. Net income decreased 32.1% to 94 billion yen, compared with 138 billion yen in fiscal 1997, due mainly to slowed market demand in Japan and Asia and intensified price competition at the operating profit level, and further exacerbated by the negative effect of 33 billion yen from one-time adjustments of net deferred tax assets to reflect a reduction in Japan's corporate income tax rate. Without the effects of these adjustments, net income for fiscal 1998 would have decreased 8.0%.


        Year ended March 31, 1998 compared with 1997
        --------------------------------------------

        (1)    Sales

        Consolidated net sales in fiscal 1998 reached 7,891 billion yen, up 2.8% from the previous year's 7,676 billion yen. This increase was mainly attributable to growth in overseas sales, notably in North America and Europe, which more than offset a decline in domestic sales.

        Domestic sales decreased 3.8% to 3,891 billion yen, largely owing to sluggish sales of home appliances and household equipment, reflecting such factors as slow consumer spending and housing starts and unseasonable weather, which suppressed sales of seasonal products such as air conditioners, and slowdown of growth in the second half in other principal product lines such as information and communications equipment and components, due partly to price declines. Overseas sales increased 10.2% to 4,000 billion yen, owing to substantial expansion of sales in North America and Europe, led by video and audio equipment and information and communications equipment.

        Sales by major categories were as follows:

        Sales of Consumer products, consisting of video and audio equipment, and home appliances and household equipment, decreased 2.4% to 3,359 billion yen. Sales of video and audio equipment advanced 4.5% to 1,885 billion yen, thanks mainly to strong gains by the Company's digital video camcorders in Japan and steady growth of VCR decks, TVs and audio products overseas. Sales of home appliances and household equipment, meanwhile, decreased 10.0% to 1,474 billion yen, due largely to the aforementioned decline in domestic sales of major appliances such as air conditioners, refrigerators and washing machines.

        Sales of Industrial products, consisting of information and communications equipment, and industrial equipment, increased 8.9% to 2,965 billion yen. Sales of information and communications equipment grew 12.1% to 2,264 billion yen, reflecting solid advances in overseas sales of personal computers (PCs) and PC peripherals, video systems for commercial and industrial use, and facsimile machines. Industrial equipment sales remained almost flat at 701 billion yen, as a moderate increase in sales of factory automation equipment and car audiovisual
        (AV) equipment offset a decline in demand for other industrial equipment such as power distribution equipment and vending machines.

        Sales of Components rose 3.6% to 1,567 billion yen. This result was principally attributable to firm sales of general components and semiconductors for use in information and communications equipment and digital AV equipment. Sales of electric motors and batteries, notably compact high-performance types, also advanced steadily.

        (2)    Operating Profit

        Operating profit decreased 9.7% to 338 billion yen, compared with the previous year's 374 billion yen, reflecting the adverse effects of decreased or negative sales gains in Japan and other Asian markets due to declining demand and intensified worldwide price competition.

        (3)    Other Income (Deductions)

        Other income (net) registered a gain of 18 billion yen in fiscal 1998, compared with a loss of 42 billion yen in fiscal 1997, when the Company recorded impairment losses of 153 billion yen related to NL Finance Co., Ltd. (NLF), a financial subsidiary, along with gross realized gains of 104 billion yen from the sale of available-for-sale securities. During fiscal 1998, the Company recognized an impairment loss of 57 billion yen associated with the machinery and equipment of subsidiaries to manufacture semiconductors, of which the prices have significantly decreased, along with an impairment loss of 31 billion yen related to the decline in value of land held, and foreign exchange losses of 25 billion yen mainly related to currency devaluations in Southeast Asian countries. On the other hand, the Company recorded gross realized gains of 118 billion yen from the sale of available-for-sale securities. (See Notes 5, 6 and 7 of the Notes to Consolidated Financial Statements.)

        (4)    Provision for Income Taxes

        Provision for income taxes amounted to 235 billion yen. Its ratio to income before income taxes increased to 66.0%, compared with 46.8% in fiscal 1997, mainly due to adjustments of net deferred tax assets during fiscal 1998 to reflect a reduction in Japan's corporate income tax rate. (See Note 10 of the Notes to Consolidated Financial Statements.)

        (5)    Minority Interests

        Minority interests totaled 26 billion yen, compared with 44 billion yen in fiscal 1997, reflecting the earnings decrease of several subsidiaries.

        (6)    Equity in Earnings (Losses) of Associated Companies

        Equity in earnings (losses) of associated companies was a loss of 1 billion yen, compared with a gain of 6 billion yen in the prior year, due to increased losses of certain associated companies, including the one for production of components for PC peripherals which became an associated company during fiscal 1998.

        (7)    Net Income

        Due to the factors stated in the preceding paragraphs, net income for fiscal 1998 decreased to 94 billion yen, compared with 138 billion yen in fiscal 1997. Its ratio to sales was 1.2%, compared with 1.8% in the previous year.


        Year ended March 31, 1997 compared with 1996
        --------------------------------------------

        (1)    Sales

        Consolidated net sales in fiscal 1997 reached 7,676 billion yen, up 13.0% from the previous year's 6,795 billion yen. This increase was achieved in a generally favorable worldwide economic environment as discussed above.

        Domestic sales rose 8.5% to 4,046 billion yen, largely because of continued strong demand for information and communications equipment, as well as a steady growth in sales of video and audio equipment and home appliances. Overseas sales grew 18.3% to 3,630 billion yen, due mainly to sales growth in all major categories and the depreciation of the yen. On a local currency basis, overseas sales increased 8.3%.

        Sales by major product categories, as restated in accordance with the category reclassifications effective in fiscal 1998, were as follows:

        Sales of Consumer products increased 10.0% to 3,442 billion yen. Within this category, sales of video and audio equipment advanced 7.7% to 1,804 billion yen, due largely to the solid growth of high-definition TVs and digital video camcorders in Japan, increased sales of color TVs in overseas markets, and solid growth of headphone stereos and CD players worldwide. Sales of home appliances and household equipment grew 12.7% to 1,638 billion yen, with a steady increase in demand for fully-automatic washing machines, vacuum cleaners and microwave ovens, as well as lower-power consumption models of large-sized refrigerators and air-conditioners mainly in Japan.

        Sales of Industrial products increased 21.7% to 2,722 billion yen. Of this, sales of information and communications equipment increased 30.2% to 2,021 billion yen, led by mobile communications equipment such as cellular phones, and computer peripherals such as hard-disk drives and PC displays. Industrial equipment sales rose 2.3% to 701 billion yen, thanks mainly to increased demand for welding machines, air conditioning equipment and vending machines in Japan.

        Sales of Components rose 5.7% to 1,512 billion yen, as the adverse effect of price declines in semiconductors was more than offset by growth in sales of general components, liquid crystal display (LCD) panels, and compact lithium-ion rechargeable batteries.

        (2)    Operating Profit

        Despite the negative effect of worldwide price declines, operating profit increased 41.4% to 374 billion yen, compared with the previous year's 264 billion yen, due principally to the Company's efforts to lower manufacturing costs and other expenses, the growth in sales, and the favorable effects of the yen's depreciation.

        (3)    Other Income (Deductions)

        Other income (net) registered a loss of 42 billion yen in fiscal 1997, compared with a loss of 188 billion yen in fiscal 1996, when the Company incurred a one-time, non-operating loss of approximately 164 billion yen, primarily stemming from the realization of foreign currency translation adjustments relating to the sale of the MCA equity interest. During fiscal 1997, the Company recognized a loss of 107 billion yen associated with impaired receivables related to NLF, a financial subsidiary, along with an impairment loss of 46 billion yen related to the decline in value of real estate held for sale which had been received by NLF in satisfaction of impaired receivables. The Company recorded gross realized gains of 104 billion yen from the sale of available-for-sale securities in fiscal 1997.

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

        Sales by major product categories, as restated in accordance with category reclassifications effective in fiscal 1998, were as follows:

        Sales of Consumer products increased 3.4% to 3,128 billion yen. Of this, sales of video and audio equipment grew 3.5% to 1,675 billion yen, with advanced unit shipment of TVs, VCRs and audio equipment in both domestic and overseas markets more than offsetting the negative effect of falling price levels. Sales of home appliances and household equipment advanced 3.3% to 1,453 billion yen, as a result of firm demand for such products as refrigerators, microwave ovens and seasonal products, such as air conditioners and heating equipment, aided also by favorable weather conditions in Japan.

        Sales of Industrial products increased 13.4% to 2,237 billion yen. Sales of information and communications equipment grew 10.6% to 1,552 billion yen, reflecting surging demand for mobile communications equipment and PCs in Japan and overseas. Industrial equipment sales increased 20.2% to 685 billion yen, as increased capital investment by information and communications equipment manufacturers boosted sales of factory automation equipment.

        Sales of Components rose 6.8% to 1,430 billion yen, primarily owing to strong domestic and overseas sales of semiconductors, cathode-ray tubes
        (CRTs) and general components for use in information and communications equipment, such as PCs and cellular phones. Batteries also showed continued growth in domestic and overseas markets, led by strong sales of compact, rechargeable batteries for use in information, communications and AV equipment.

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


(b)     Liquidity and Capital Resources

        The Company's total assets at the end of fiscal 1998 decreased to 8,564 billion yen, compared with 8,696 billion yen a year ago. Decreases in cash and cash equivalents and trade receivables were major factors contributing to this decrease. Stockholders' equity increased to 3,770 billion yen, from 3,696 billion yen a year ago, due mainly to an increase in retained earnings and the positive effects of the yen's year-end exchange rate on cumulative translation adjustments.

        The Company's capital investment during the year totaled 474 billion yen, up from 415 billion yen in fiscal 1997. This increase was primarily due to expanded investment in such areas as key components and devices, including semiconductors and LCD devices. Depreciation also increased to 360 billion yen, from 345 billion yen.

        Net cash provided by operating activities in fiscal 1998 fell to 529 billion yen, from 635 billion yen in the previous year, due mainly to decreases in net income and accrued income taxes.

        Net cash used in investing activities amounted to 431 billion yen, compared with the previous year's 448 billion yen. This decrease was primarily attributable to a smaller degree of increase in investments and advances than in fiscal 1997.

        Net cash used in financing activities increased to 224 billion yen, from 86 billion yen a year ago, reflecting less cash provided due mainly to decreases in short-term borrowings and proceeds from long-term debt.

        These activities, along with the effects of exchange rate changes, resulted in a net decrease of 119 billion yen in cash and cash equivalents. Cash and cash equivalents at the end of fiscal 1998 were 1,906 billion yen, compared with 2,025 billion yen a year ago.


(c)     Market Risk Management (Item 9A)

        The Company is exposed to market risk, including changes of foreign exchange rates, interest rates and prices of marketable securities. In order to hedge the risks of changes in foreign exchange rates and interest rates, the Company uses derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes. Although the use of derivative financial instruments exposes the Company to the risk of credit-related losses in the event of nonperformance by counterparties, the Company believes that such risk is minor because of the high credit rating of the counterparties.

        Equity Price Risk:

        The Company holds available-for-sale securities included in short-term investments and investments and advances. In general, highly-liquid and low risk instruments are preferred in the portfolio. Available-for-sale securities included in investments and advances are held as longer term investments. The Company does not hold marketable securities for trading purposes.

        Maturities and fair values of available-for-sale securities were as follows at March 31, 1998.

                                                              Yen (millions)
                                                         ------------------------
                                                                  1998
                                                         ------------------------
                                                         Carrying          Fair
                                                          amount          value
                                                         --------        --------
        Due within one year                               123,396         123,901
        Due after one year through five years              92,813          92,616
        Due after five years                                  253             178
        Equity securities                                 400,383         571,012
                                                          -------         -------

                                                          616,845         787,707
                                                          =======         =======

        Foreign Exchange Risk:

        The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency transactions. The Company primarily utilizes forward exchange contracts and options with duration of less than a few months. The Company also enters into foreign exchange contracts from time to time to hedge the risk of fluctuation in foreign currency exchange rates associated with long-term debt that is denominated in foreign currencies. Foreign exchange contracts related to such long-term debt have the same maturity as the underlying debt.

        The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar revenues, at March 31, 1998. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown at the table of "Interest Rate Risk."

                                                                                     Yen (millions)
                                                                                  ---------------------
                                                                                          1998
                                                                                  ---------------------
                                                                                  Contract        Fair
                                                                                   amount         value
                                                                                  ---------       -----
        Forward:
          To sell foreign currencies                                               419,806       (9,182)
          To buy foreign currencies                                                132,567          200
        Options purchased to sell foreign currencies                                 7,620          (73)
        Options purchased to buy foreign currencies                                  2,378           55

        Interest Rate Risk:

        The Company's exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Interest rate swaps may be entered into from time to time by the Company to hedge cash flows of interests and fair values of debt. However, interest rate swaps utilized by the Company at March 31, 1998 were not material.

        The following tables provide information about the Company's financial instruments that are sensitive to changes in interest rates at March 31, 1998. The table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

                                                                     Yen (millions)
                                         -----------------------------------------------------------------------
                                             Carrying amount and maturity date (year ended March 31)
                                         ---------------------------------------------------------------
                             Average
                             interest                                                           There-      Fair
                               rate      Total    1999     2000     2001     2002     2003       after     value
                             --------    -----    ----     ----     ----     ----     ----      -------    -----
        Long-term debt,
         including current
         portion:
           Japanese yen
            convertible bonds   1.4%   498,020   233,600            21,000  99,021   16,999    127,400    576,152
           U.S. dollar
            unsecured bonds     5.8%   131,730                                      131,730               142,317
           Euro medium-term
            notes               5.6%     5,284     5,284                                                    5,255
           Unsecured yen
            loans from banks
            and insurance
            companies and
            others              2.2%   421,332   121,068   75,451  120,570  74,592   23,986      5,665    416,319
        ---------------------------------------------------------------------------------------------------------
                 Subtotal            1,056,366   359,952   75,451  141,570 173,613  172,715    133,065  1,140,043
         Foreign exchange
          contracts                     (6,833)                                      (6,833)              (12,077)
        ---------------------------------------------------------------------------------------------------------

                 Total               1,049,533   359,952   75,451  141,570 173,613  165,882    133,065  1,127,966
        ---------------------------------------------------------------------------------------------------------

(d)     Regarding Environment

        In June 1998, certain prefectural and municipal authorities announced based on the Company and its subsidiaries' reports that a higher level of harmful substances than allowed by Japan's current environmental standards was detected in underground water taken from factory sites of the Company and certain of its subsidiaries. These substances, called chlorine-based solvents, include trichloroethylene, tetrachloroethylene and trichloroethane, and were used in the past for washing metal parts and semiconductors. It is believed that the contamination of the underground water was caused by the sinking of a small quantity of these substances, into the soil in the past. Matsushita ceased the use of such substances for the above purposes before the end of 1995 in all of its domestic factories. The Company intends to take measures necessary to remove the excess level of such substances at the factory sites mentioned above. Although the financial implications of this incident cannot be assessed precisely at this stage, the Company does not believe they will have a material adverse effect on its liquidity, financial position, or results of operations.

        Besides the aforementioned, the Company is not aware of any other incidents of this kind that may have a material adverse effect on its liquidity, financial position, or results of operations. It is difficult to estimate future environmental expenditures because of the many uncertainties involved, including the future status of the law, regulations and technology. However, the Company believes that capital expenditures and expenses to be incurred in complying with current laws and regulations for environmental protection will not have a material effect upon its liquidity, financial position, or result of operations.


(e)     Year 2000 Issue

        Through a preliminary assessment, the Company has identified operating and application software challenges in computer usage related to the year 2000. Therefore, the Company expects to implement successfully the systems and programming changes necessary to address the year 2000 issue substantially through normal replacement and upgrades of software by the end of fiscal 1999, and does not believe that the cost of such actions will have a material effect on the Company's results of operations or financial condition. However, there can be no assurance that there will not be delays in, or increased costs associated with, the implementation of such changes, and that inability to properly implement such changes by the Company or by those with which it conducts business could have an adverse effect on future results of operations.


(f)     New Accounting Pronouncements

        In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt SFAS No. 130, beginning April 1, 1998 as permitted, except for the effects on stockholders' equity of its departure from the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company does not expect that the adoption will affect the results of operations or financial position.

        In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," applicable for the fiscal year beginning April 1, 1998. This Statement establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company is evaluating the adoption of SFAS No. 131. Foreign issuers are presently exempted from the segment information disclosure requirements regulated by SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" in Securities Exchange Act filings with the United States Securities and Exchange Commission.


(g)     Information by Segment

        In accordance with the ministerial disclosure requirements under the Securities and Exchange Law of Japan, the Company has reported sales, operating profit, identifiable assets, depreciation and capital investment by business segment and also has reported sales, operating profit and identifiable assets by geographical location of companies. Business segments correspond to categories of activity classified primarily by markets and products. "Consumer products" includes consumer-use video and audio equipment, as well as home appliances and household equipment. "Industrial products" includes information and communications equipment and industrial equipment. "Components" includes electronic components, semiconductors, motors and batteries.

        Information by segment for fiscal 1998 and 1997 is shown in the tables on the following pages.

        By Business Segment:



                                                         Yen (billions)
                                                        -------------------
                                                        1998           1997
                                                        ----           ----
        Sales:
         Consumer products:
           Customers                                    3,359         3,442
           Intersegment                                     7             5
                                                       ------        ------
                  Total                                 3,366         3,447
        Industrial products:
           Customers                                    2,965         2,722
           Intersegment                                     5             5
                                                       ------         ------
                  Total                                 2,970          2,727
        Components:
           Customers                                    1,567          1,512
           Intersegment                                   768            729
                                                       ------         ------
                  Total                                 2,335          2,241
        Eliminations                                     (780)          (739)
                                                       ------         ------

                Consolidated total                      7,891          7,676
                                                       ======         ======

                                                          Yen (billions)
                                                        -----------------
                                                        1998          1997
                                                        ----          ----

        Operating profit:
            Consumer products                             100           131
            Industrial products                           222           199
            Components                                     86           106
            Corporate and eliminations                    (70)          (62)
                                                       ------        ------

                    Consolidated total                    338           374
                                                       ======        ======

        Identifiable assets:
            Consumer products                           2,455         2,484
            Industrial products                         2,087         2,080
            Components                                  1,754         1,767
            Corporate and eliminations                  2,268         2,365
                                                       ------        ------

                    Consolidated total                  8,564         8,696
                                                       ======        ======

        Depreciation:
            Consumer products                              78            77
            Industrial products                            84            77
            Components                                    190           178
            Corporate and eliminations                      8            13
                                                       ------        ------

                    Consolidated total                    360           345
                                                       ======        ======

        Capital investment (including intangibles
        other than goodwill)*:
            Consumer products                              81            75
            Industrial products                           111            96
            Components                                    280           246
            Corporate and eliminations                      8             7
                                                       ------        ------

                    Consolidated total                    480           424
                                                       ======        ======

By Geographical Location of Companies:

                                                          Yen (billions)
                                                        ------------------
                                                        1998          1997
                                                        -----        -----
        Sales:
           Japan:
               Customers                                5,265         5,322
               Intersegment                               991           815
                                                       ------        ------
                      Total                             6,256         6,137
           North and South America:
               Customers                                1,058           900
               Intersegment                                42            43
                                                       ------        ------
                      Total                             1,100           943
           Europe:
               Customers                                  614           549
               Intersegment                                28            29
                                                       ------        ------
                      Total                               642           578
           Asia and Others:
               Customers                                  954           905
               Intersegment                               428           441
                                                       ------        ------
                      Total                             1,382         1,346
           Eliminations                                (1,489)       (1,328)
                                                       ------        ------

                    Consolidated total                  7,891         7,676
                                                       ======        ======

        Operating profit:
           Japan                                          326           359
           North and South America                         11            13
           Europe                                          15            11
           Asia and Others                                 52            57
           Corporate and eliminations                     (66)          (66)
                                                       ------        ------

                    Consolidated total                    338           374
                                                       ======        ======

        Identifiable assets:
           Japan                                        4,781         4,880
           North and South America                        533           476
           Europe                                         317           270
           Asia and Others                                762           805
           Corporate and eliminations                   2,171         2,265
                                                       ------        ------

                    Consolidated total                  8,564         8,696
                                                       ======        ======

        Notes:   1.  Corporate expenses include certain corporate R&D
                     expenditures and general corporate expenses.

                 2. Corporate assets consist of cash and cash equivalents, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

                 3. Effective fiscal 1998, the Company reclassified and expanded business segments as well as segments by geographical location of companies operating outside Japan. Prior year figures have been restated accordingly.

        *  Intangibles mainly represent rights to public facilities and patents.

Item 10.  Directors and Officers of Registrant

(a) Matsushita's Articles of Incorporation provide that the number of Directors of the registrant shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the registrant's affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors are Representative Directors and severally represent the registrant. The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within two years from their assumption of office, and in the case of Corporate Auditors, within three years from their assumption of office. However, they may serve any number of consecutive terms.

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

        The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of the registrant's affairs and financial position and other matters concerning the performance of the Corporate Auditors' duties.

        The Corporate Auditors may not at the same time be Directors, managers or employees of the registrant.

        Set forth below are the names of Directors and Corporate Auditors after the ordinary general meeting of shareholders held on June 26, 1998, their positions and offices with Matsushita Electric Industrial Co., Ltd. and the periods during which they have served as Director or Corporate Auditor.

                                                                      Director/
                                                                      Corporate
              Name                  Positions with registrant        Auditor since
              ----                  -------------------------        -------------
        Masaharu Matsushita    Chairman of the Board of Directors         1944
        Yoichi Morishita       President and Director                     1987
        Kazuhiko Sugiyama      Executive Vice President and Director      1996
        Masayuki Matsushita    Executive Vice President and Director      1986
        Tsutomu Fukuhara       Senior Managing Director                   1988
        Kunio Nakamura         Senior Managing Director                   1993
        Motoi Matsuda          Senior Managing Director                   1993
        Atsushi Murayama       Senior Managing Director                   1995
        Kazuo Toda             Managing Director                          1994
        Reiji Sano             Managing Director                          1995
        Osamu Tanaka           Managing Director                          1995
        Katsuro Sakakibara     Managing Director                          1992
        Seinosuke Kuraku       Managing Director                          1994
        Susumu Ishihara        Managing Director                          1994
        Kyonosuke Ibe          Director                                   1979
        Josei Ito              Director                                   1994
        Tsuneharu Nitta        Director                                   1991
        Masahiro Nagasawa      Director                                   1992
        Yukio Shotoku          Director                                   1994
        Tokio Miyao            Director                                   1996
        Yoshinori Kobe         Director                                   1996
        Yoshitomi Nagaoka      Director                                   1996
        Hiroaki Enomoto        Director                                   1996
        Seiichi Wakino         Director                                   1997
        Sukeichi Miki          Director                                   1997
        Yoshio Hino            Director                                   1997
        Toshio Sugiura         Director                                   1997
        Haruo Ueno             Director                                   1998
        Takami Sano            Director                                   1998
        Hidetsugu Otsuru       Director                                   1998
        Susumu Koike           Director                                   1998
        Fumio Otsubo           Director                                   1998
        Kazuo Ichikawa         Senior Corporate Auditor                   1998
        Mamoru Furuichi        Senior Corporate Auditor                   1997
        Masaaki Arai           Corporate Auditor                          1974
        Toshio Miyoshi         Corporate Auditor                          1994

(b) There are no family relationships between any Director or Corporate Auditor and any other Director or Corporate Auditor of the Company except as described below:

        Masayuki Matsushita, Executive Vice President and Director is a son of Masaharu Matsushita, Chairman of the Board of Directors.

Item 11.  Remuneration of Directors and Officers

(a) The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 1998 to all Directors and Corporate Auditors as a group (41 persons) for services in all capacities was 1,372 million yen.

(b) In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to approval of the general meeting of shareholders. Retirement allowances provided for Directors and Corporate Auditors for fiscal 1998 amounted to 325 million yen.


Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

        The Board of Directors decided at its meeting held on May 20, 1998 to implement the Company's first stock option plan for Board members and select senior executives and to purchase the Company's own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Upon the approval of shareholders at the ordinary general meeting of shareholders held on June 26, 1998 and subsequent Board of Directors' resolutions, the stock options (rights to purchase common shares) have been provided to the 32 Directors currently on the Board and four select senior executives, at amounts ranging from 2,000 to 10,000 common shares each.

        The stock options are exercisable from July 1, 2000 to June 30, 2004, at 2,291 yen per common share, as determined pursuant to the approval of shareholders at the said annual shareholders' meeting. In order to meet these options the Company in early July 1998 purchased a total of 113,000 common shares of the Company with an aggregate purchase price of 252,555,000 yen at the Tokyo Stock Exchange.


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

       None

                                    PART IV


Item 17.  Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

                                                                         Page
                                                                        number
                                                                        ------
   Independent Auditors' Report                                           45

   Consolidated Balance Sheets as of March 31, 1998 and 1997              46

   Consolidated Statements of Operations for the years ended
     March 31, 1998, 1997 and 1996                                        48

   Consolidated Statements of Surplus for the years ended
     March 31, 1998, 1997 and 1996                                        49

   Consolidated Statements of Cash Flows for the years ended
     March 31, 1998, 1997 and 1996                                        50

   Notes to Consolidated Financial Statements                             52

Schedule for the years ended March 31, 1998, 1997 and 1996:

   Schedule VIII  Valuation and Qualifying Accounts and Reserves for
                    the years ended March 31, 1998, 1997 and 1996         76

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

Matsushita Electric Industrial Co., Ltd. and subsidiaries have not applied Statement of Financial Accounting Standards (SFAS) No. 115 in accounting for certain investments in debt and equity securities but have provided the disclosures required by SFAS No. 115 as of March 31, 1998 and 1997, and for each of the years in the three-year period ended March 31, 1998. The effects on the consolidated financial statements of not adopting SFAS No. 115 are summarized in
Note 5 of the notes to consolidated financial statements.

The segment information required to be disclosed in financial statements under United States generally accepted accounting principles is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the effects of the departure from SFAS No. 115 in accounting for certain investments in debt and equity securities discussed in the third paragraph of this report, and except for the omission of the segment information discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998, in conformity with Untied States generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




                                                              KPMG PEAT MARWICK

Osaka, Japan
May 20, 1998, except as to Note 17,
which is as of June 26, 1998

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 1998 and 1997

                                                             Yen (millions)
                                                         --------------------
              Assets                                     1998            1997
              ------                                     ----            ----
Current assets:
   Cash and cash equivalents (Note 8)                  1,906,226      2,024,830
   Short-term investments (Notes 5 and 15)               130,204        157,919
   Trade receivables (Note 8):
       Related companies (Note 4)                         25,245         30,769
       Notes                                             115,213        144,931
       Accounts                                        1,271,804      1,307,112
       Allowance for doubtful receivables                (62,742)       (60,810)
                                                      ----------     ----------
              Net trade receivables                    1,349,520      1,422,002
                                                      ----------     ----------
   Inventories (Notes 3 and 8)                         1,101,613      1,079,435
   Other current assets (Notes 5 and 10)                 437,006        426,430
                                                      ----------     ----------
              Total current assets                     4,924,569      5,110,616
                                                      ----------     ----------

Noncurrent receivables (Note 6)                          282,838        272,773

Investments and advances (Notes 5 and 15):
   Associated companies (Note 4)                         333,967        513,205
   Other investments and advances                        995,213        732,484
                                                      ----------     ----------
              Total investments and advances           1,329,180      1,245,689
                                                      ----------     ----------
Property, plant and equipment (Note 7):
   Land                                                  223,806        255,389
   Buildings                                           1,171,255      1,118,338
   Machinery and equipment                             3,026,070      2,936,775
   Construction in progress                               76,411         89,610
                                                      ----------     ----------
                                                       4,497,542      4,400,112
   Less accumulated depreciation                       2,975,675      2,871,755
                                                      ----------     ----------
              Net property, plant and equipment        1,521,867      1,528,357
                                                      ----------     ----------
Other assets (Notes 5, 7 and 10)                         505,058        538,470
                                                      ----------     ----------
                                                       8,563,512      8,695,905
                                                      ==========     ==========

See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                             March 31, 1998 and 1997

                                                               Yen (millions)
                                                              --------------
         Liabilities and Stockholders' Equity                 1998      1997
         ------------------------------------                 ----      ----
Current liabilities:
   Short-term borrowings, including current portion of
     long-term debt (Notes 8 and 15)                        887,841     917,319
   Commercial paper                                         138,460      81,743
   Trade payables:
       Related companies (Note 4)                            17,784      19,121
       Notes                                                 68,028      62,549
       Accounts                                             593,687     610,925
                                                         ----------  ----------
              Total trade payables                          679,499     692,595
                                                         ----------  ----------
   Accrued income taxes (Note 10)                            94,585     174,108
   Accrued payroll                                          171,428     169,538
   Other accrued expenses                                   582,255     565,179
   Deposits and advances from customers                     102,407      95,810
   Employees' deposits                                      150,343     149,395
   Other current liabilities (Note 5)                       223,400     190,390
                                                         ----------  ----------
               Total current liabilities                  3,030,218   3,036,077
                                                         ----------  ----------
Noncurrent liabilities:
   Long-term debt (Notes 8 and 15)                          689,581     923,474
   Retirement and severance benefits (Note 9)               454,406     427,300
   Other liabilities (Notes 5 and 10)                         1,559       1,873
                                                         ----------  ----------
              Total noncurrent liabilities                1,145,546   1,352,647
                                                         ----------  ----------
Minority interests (Note 5)                                 617,634     611,472

Stockholders' equity (Note 5):
   Common stock of 50 yen par value (Notes 8 and 11):
     Authorized - 5,000,000,000 shares
     Issued - 2,112,318,310 shares
       (2,111,156,851 shares in 1997)                       209,416     208,473
   Capital surplus (Notes 8 and 11)                         570,628     573,780
   Legal reserve (Note 11)                                   84,039      81,663
   Retained earnings (Note 11)                            2,938,539   2,874,763
   Cumulative translation adjustments (Note 1(g))           (32,508)    (42,970)
                                                         ----------  ----------
              Total stockholders' equity                  3,770,114   3,695,709
Commitments and contingent liabilities (Note 16)
                                                         ----------  ----------
                                                          8,563,512   8,695,905
                                                         ==========  ==========

See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                    Years ended March 31, 1998, 1997 and 1996

                                                                Yen (millions)
                                                        ----------------------------
                                                        1998        1997        1996
                                                        ----        ----        ----
Net sales:
   Related companies (Note 4)                           257,366     291,271     283,156
   Other                                              7,633,296   7,384,641   6,511,696
                                                     ----------  ----------  ----------
            Total net sales                           7,890,662   7,675,912   6,794,852
Cost of sales (Note 4)                                5,494,746   5,316,390   4,689,691
                                                     ----------  ----------  ----------
            Gross profit                              2,395,916   2,359,522   2,105,161
Selling, general and administrative expenses
  (Note 13)                                           2,058,358   1,985,621   1,840,667
                                                     ----------  ----------  ----------
            Operating profit                            337,558     373,901     264,494
Other income (deductions):
   Interest and dividend income (Note 4)                 68,164      63,111      65,438
   Interest expense                                     (61,573)    (66,532)    (76,270)
   Other, net (Notes 5, 6, 7 and 13)                     11,475     (38,355)    (12,841)
   Loss relating to sale of MCA INC. (Note 2)                --          --    (164,198)
                                                     ----------  ----------  ----------
                                                         18,066     (41,776)   (187,871)
                                                     ----------  ----------  ----------
            Income before income taxes                  355,624     332,125      76,623
Provision for income taxes (Note 10):
   Current                                              195,948     223,187     141,418
   Deferred                                              38,901     (67,800)    (25,931)
                                                     ----------  ----------  ----------
                                                        234,849     155,387     115,487
                                                     ----------  ----------  ----------
            Income (loss) before minority
              interests and equity in earnings
              (losses) of associated companies          120,775     176,738     (38,864)
Minority interests                                       25,777      44,391      22,423
Equity in earnings (losses) of associated
  companies (Note 4)                                     (1,394)      5,506       4,416
                                                     ----------  ----------  ----------
            Net income (loss)                            93,604     137,853     (56,871)
                                                     ==========  ==========  ==========
                                                                      Yen
                                                     ----------------------------------

Net income (loss) per depositary share, each
  representing 10 shares of common stock
  (Notes 1(m) and 12):
    Basic                                                   443         654        (271)
    Diluted                                                 415         606        (271)

See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                       Consolidated Statements of Surplus

                    Years ended March 31, 1998, 1997 and 1996

                                                             Yen (millions)
                                          --------------------------------------------------
                                                                                 Cumulative
                                           Retained     Capital        Legal     translation
                                           earnings     surplus       reserve    adjustments
                                          ----------   -----------   ---------- ------------
Balance at March 31, 1995                  2,852,604    567,201         75,360    (438,313)

Net loss for year                            (56,871)
Cash dividends (Note 11)                     (26,216)
Increase in capital surplus arising on
  conversion of bonds (Notes 11 and 13)                     334
Transfer of ownership in MCA INC.
  (Notes 2 and 13)                                       (4,659)                   136,504
Transfer to legal reserve (Note 11)           (3,457)                    3,457
Translation adjustments (Note 1(g))                                                 92,947
                                          ----------   --------        -------    --------
Balance at March 31, 1996                  2,766,060    562,876         78,817    (208,862)

Net income for year                          137,853
Cash dividends (Note 11)                     (26,304)
Increase in capital surplus arising on
  conversion of bonds (Notes 11 and 13)                   9,765
Transfer of ownership arising on capital
  transactions by consolidated and
  associated companies (Note 13)                          1,139
Transfer to legal reserve (Note 11)           (2,846)                    2,846
Translation adjustments (Note 1(g))                                                165,892
                                          ----------    -------        -------    --------
Balance at March 31, 1997                  2,874,763    573,780         81,663     (42,970)

Net income for year                           93,604
Cash dividends (Note 11)                     (27,452)
Increase in capital surplus arising on
  conversion of bonds (Notes 11 and 13)                     944
Transfer of ownership arising on capital
  transactions by consolidated and
  associated companies (Note 13)                         (4,096)
Transfer to legal reserve (Note 11)           (2,376)                    2,376
Translation adjustments (Note 1(g))                                                 10,462
                                          ----------    -------        -------    --------
Balance at March 31, 1998                  2,938,539    570,628         84,039     (32,508)
                                          ==========    =======        =======    ========

See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 1998, 1997 and 1996

                                                                    Yen (millions)
                                                            ------------------------
                                                            1998      1997      1996
                                                            ----      ----      ----
Cash flows from operating activities (Note 13):
   Net income (loss)                                        93,604   137,853   (56,871)
   Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
       Depreciation and amortization                       365,129   349,646   297,684
       Loss relating to sale of MCA INC. (Note 2)               --        --   164,198
       Net gain on sale of investments                    (113,234)  (98,554)   (8,399)
       Provision for doubtful receivables                   20,565   120,604    41,146
       Deferred income taxes                                38,901   (67,800)  (25,931)
       Impairment loss on long-lived assets (Note 7)        88,662    45,800        --
       Minority interests                                   25,777    44,391    22,423
       Change in assets and liabilities net of effects in
         1996 from sale of MCA INC.:
          (Increase) decrease in trade receivables          43,046  (125,230) (149,852)
          (Increase) decrease in inventories               (49,299)   (9,426) (116,537)
          (Increase) decrease in other current assets      (24,041)  (22,096)  (15,709)
          (Increase) decrease in noncurrent receivables    (26,413)  (28,394)   (1,033)
          Increase (decrease) in trade payables              1,175    74,557   (20,491)
          Increase (decrease) in accrued income taxes      (77,003)   75,653    (2,983)
          Increase (decrease) in accrued expenses and
            other current liabilities                       84,834    96,600    82,358
          Increase (decrease) in retirement and
            severance benefits                              29,178    34,605    24,144
          Other                                             28,398     6,300    20,838
                                                          --------  --------  --------
              Net cash provided by operating
                activities                                 529,279   634,509   254,985
                                                          --------  --------  --------

Cash flows from investing activities (Note 13):
   Proceeds from sale of MCA INC. (Note 2)                      --        --   479,780
   Proceeds from sale of short-term investments            488,887   434,186   262,075
   Purchase of short-term investments                     (348,350) (328,780) (173,396)
   Proceeds from disposition of investments and
     advances                                              203,644   247,379   266,847
   Increase in investments and advances                   (322,790) (408,259) (261,883)
   Capital expenditures                                   (475,906) (405,595) (379,870)
   Other                                                    23,166    12,836    14,109
                                                          --------  --------  --------
              Net cash provided by (used in)
                investing activities                      (431,349) (448,233)  207,662
                                                          --------  --------  --------

                                                                     (Continued)

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 1998, 1997 and 1996

                                                                  Yen (millions)
                                                          -----------------------------
                                                          1998        1997         1996
                                                          ----        ----         ----
Cash flows from financing activities (Note 13):
   Increase (decrease) in short-term borrowings           (85,660)     28,353      (39,660)
   Increase in deposits and advances
     from customers and employees                           7,545       4,231           54
   Proceeds from long-term debt                           129,109     228,360      125,676
   Repayments of long-term debt                          (238,029)   (312,385)    (291,353)
   Dividends paid                                         (27,452)    (26,304)     (26,216)
   Dividends paid to minority interests                    (9,232)     (8,613)      (6,799)
                                                       ----------  ----------   ----------
              Net cash used in financing activities      (223,719)    (86,358)    (238,298)
                                                       ----------  ----------   ----------
Effect of exchange rate changes on cash and cash
 equivalents                                                7,185      76,133       79,399
                                                       ----------  ----------   ----------
Net increase (decrease) in cash and cash equivalents     (118,604)    176,051      303,748

Cash and cash equivalents at beginning of year          2,024,830   1,848,779    1,545,031
                                                       ----------  ----------   ----------
Cash and cash equivalents at end of year                1,906,226   2,024,830    1,848,779
                                                       ==========  ==========   ==========

See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


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

           Sales in fiscal 1998 were categorized as follows: video and audio equipment -- 24%, home appliances and household equipment -- 18%, information and communications equipment -- 29%, industrial equipment -- 9%, and components -- 20%. A sales breakdown in fiscal 1998 by geographical market was as follows: Japan -- 49%, North and South America -- 19%, Europe -- 12%, and Asia and Others -- 20%.

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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


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

     (j)   NONCURRENT RECEIVABLES (SEE NOTE 6)

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

     (k)   INCOME TAXES (SEE NOTE 10)

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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     (l)   ADVERTISING (SEE NOTE 13)

           Advertising costs are expensed as incurred.

     (m)   NET INCOME (LOSS) PER DEPOSITARY SHARE (SEE NOTES 8, 11 AND 12)

           The Company adopted SFAS No. 128, "Earnings per Share," in the fiscal year beginning April 1, 1997. This Statement establishes standards for computing net income per share and simplifies the standards for computing net income per share previously found in APB Opinion No. 15, "Earnings per Share." It requires dual presentation of basic and diluted net income per share on the face of the income statement for all entities with complex capital structures. All prior years net income
           (loss) per share data presented were restated to conform with the provisions of SFAS No. 128.

           Under SFAS No. 128, basic net income per share is computed based on the weighted average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if convertible bonds or similar securities were converted into common stock or exercised to result in the issuance of common stock.

     (n)   CASH EQUIVALENTS

           Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

     (o)   DERIVATIVE FINANCIAL INSTRUMENTS (SEE NOTES 14 AND 15)

           Derivative financial instruments utilized by the Company and its subsidiaries are comprised principally of foreign exchange contracts used to hedge currency risk. Gains and losses on derivatives used to hedge existing assets or liabilities denominated in foreign currencies are recognized in income currently, as are the offsetting foreign exchange gains and losses on the items hedged. Gains and losses related to qualifying hedges of firm commitments denominated in foreign currencies are deferred and recognized in income when the transaction occurs. Derivative financial instruments that do not meet the criteria for hedge accounting are marked to market.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     (p) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF (SEE NOTE 7)

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

     (r)   NEW ACCOUNTING PRONOUNCEMENTS

           In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt SFAS No. 130, beginning April 1, 1998 as permitted, except for the effects on stockholders' equity of its departure from the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (See Note 5). The Company does not expect that the adoption will affect the results of operations or financial position.

           In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," applicable for the fiscal year beginning April 1, 1998. This Statement establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company is evaluating the adoption of SFAS No. 131. Foreign issuers are presently exempted from the segment information disclosure requirements regulated by SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" in Securities Exchange Act filings with the United States Securities and Exchange Commission.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(2)  Disposition

     On June 5, 1995, the Company transferred an 80% share of its equity interest in MCA INC. (MCA), now named Universal Studios, Inc. (Universal), to the Seagram Company Ltd. (Seagram) for approximately U.S.$5.7 billion. As a result of this transaction, the Company registered a one-time, non-operating loss on the sale of this investment of approximately 164.2 billion yen primarily stemming from the realization of foreign currency translation adjustments related to MCA. MCA was no longer treated as a consolidated subsidiary from fiscal 1996.

     On December 8, 1997, Universal issued new shares to Seagram. As a result, the Company's ownership interest in Universal fell below 20%.


(3)  Inventories

     Inventories at March 31, 1998 and 1997 are summarized as follows:

                                               Yen (millions)
                                           -----------------------
                                           1998               1997
                                           ----               ----
            Finished goods                588,660            547,494
            Work in process               193,727            204,400
            Raw materials                 319,226            327,541
                                        ---------          ---------
                                        1,101,613          1,079,435
                                        =========          =========


(4)  Investments in and Transactions with Associated Companies

     Certain financial information in respect of associated companies at March 31, 1998 and 1997 and for the three years ended March 31, 1998 is shown below. The most significant of these associated companies is Matsushita Electric Works, Ltd. (MEW). At March 31, 1998, the Company has a 31.2% equity ownership in MEW. As discussed in Note 2, on December 8, 1997, the Company's ownership interest in Universal fell below 20%. The financial information of Universal for fiscal 1998 is not included in the following.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                                                       Yen (millions)
                                                     -----------------
                                                     1998         1997
                                                     ----         ----
         Current assets                            1,092,931    1,448,091
         Other assets                              1,449,442    2,331,167
                                                   ---------    ---------
                                                   2,542,373    3,779,258

         Current liabilities                         697,723      896,764
         Other liabilities                           846,485    1,051,396
                                                   ---------    ---------
                Net assets                           998,165    1,831,098
                                                   =========    =========
         Company's equity in net assets              274,823      440,048
                                                   =========    =========

                                                  Yen (millions)
                                        ------------------------------------
                                        1998            1997            1996
                                        ----            ----            ----
         Net sales                    2,306,649       3,062,556       2,740,359
         Gross profit                   553,459         816,730         688,230
         Net income                      23,690          46,217          41,564

         Purchases and dividends received from the associated companies for the three years ended March 31, 1998 are as follows:

                                                     Yen (millions)
                                          ------------------------------------
                                          1998            1997            1996
                                          ----            ----            ----
         Purchases from                 259,451         257,150         199,310
         Dividends received               9,875           6,032           7,147

         Retained earnings include undistributed earnings of associated companies in the amount of 85,889 million yen and 81,214 million yen, respectively, as of March 31, 1998 and 1997.

         Investments in associated companies include equity securities which have quoted market values at March 31, 1998 and 1997 compared with related carrying amounts as follows:

                                                         Yen (millions)
                                                     ---------------------
                                                     1998             1997
                                                     ----             ----
         Carrying amount                            270,312          274,070
         Market value                               366,585          340,238

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

         SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The short-term investments and investments and advances of the Company consist of available-for-sale securities. The consolidated statements of operations for the three years ended March 31, 1998 were not materially affected by SFAS No. 115.

         The effects on balance sheet items of the Company's departure from SFAS No. 115 as of March 31, 1998 and 1997 are summarized as follows:

                                                                    Yen (millions)
                                                                   ---------------
                                                                   1998       1997
                                                                   ----       ----
          Stockholders' equity as reported                      3,770,114   3,695,709

          Net increase in the carrying amount of:
                Short-term investments                             18,314      85,372
                Investments and advances                          152,548     223,327
          Net decrease in deferred tax assets and increase
           in deferred tax liabilities:
                Current deferred tax assets (decrease)             (4,135)    (38,304)
                Noncurrent deferred tax assets (decrease)         (72,613)   (114,332)
                Current deferred tax liabilities (increase)        (4,582)     (5,402)
                Noncurrent deferred tax liabilities (increase)        --           (2)
          Net unrealized gain on securities held by associated
           companies                                                2,892       4,556
          Net increase in minority interests                       (8,856)     (9,162)
                                                                ----------  ---------
              Total adjustments to stockholders' equity            83,568     146,053
                                                                ---------   ---------
          Stockholders' equity in accordance with
           U.S. generally accepted accounting principles        3,853,682   3,841,762
                                                                =========   =========

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         As a result of the above adjustments, total assets at March 31, 1998 and 1997 would increase by 97,006 million yen and 160,619 million yen, respectively.

         The carrying amount, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 1998 and 1997 are as follows:

                                                         Yen (millions)
                                          --------------------------------------------
                                                             1998
                                          --------------------------------------------
                                                                 Gross        Gross
                                                               unrealized   unrealized
                                          Carrying    Fair       holding      holding
                                           amount     value       gains       losses
                                           -------   -------     -------     -------
         Current:
           Available-for-sale:
             Equity securities              3,754     21,550      17,796         --
             Japanese and foreign
              government bonds             85,783     86,205         470         48
             Convertible and straight
              bonds                        16,269     16,258          10         21
             Investment trust                 102        114          12         --
             Other debt securities         24,296     24,391         145         50
                                          -------    -------     -------        ---
                                          130,204    148,518      18,433        119
                                          =======    =======     =======        ===

         Noncurrent:
           Available-for-sale:
             Equity securities            396,629    549,462     152,833         --
             Japanese and foreign
              government bonds              2,946      2,998          52         --
             Convertible and straight
              bonds                         1,355      1,375          20         --
             Investment trust              81,107     80,757          30        380
             Other debt securities          4,604      4,597           2          9
                                          -------    -------     -------        ---
                                          486,641    639,189     152,937        389
                                          =======    =======     =======        ===

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                                                               Yen (millions)
                                              ----------------------------------------------
                                                                    1997
                                              ----------------------------------------------
                                                                      Gross        Gross
                                                                     unrealized   unrealized
                                               Carrying     Fair      holding      holding
                                               amount      value      gains        losses
                                              -------     -------    --------    ----------
         Current:
           Available-for-sale:
              Equity securities                9,195      93,608       84,413          --
              Japanese and foreign
                government bonds             107,043     107,793          809          59
              Convertible and straight
                bonds                          4,881       4,938          108          51
              Investment trust                 4,891       4,891           --          --
              Other debt securities           31,909      32,061          306         154
                                             -------     -------      -------     -------
                                             157,919     243,291       85,636         264
                                             =======     =======      =======     =======
         Noncurrent:
           Available-for-sale:
              Equity securities              299,451     526,593      227,142          --
              Japanese and foreign
                government bonds               7,061       7,156           95          --
              Convertible and straight
                bonds                          1,968       1,994           26          --
              Investment trust               100,109      96,137          156       4,128
              Other debt securities           15,935      15,971           36          --
                                             -------     -------      -------     -------
                                             424,524     647,851      227,455       4,128
                                             =======     =======      =======     =======

         Maturities of short-term investments and investments and advances classified as available-for-sale at March 31, 1998 and 1997 are as follows:

                                                  Yen (millions)
                                    --------------------------------------------
                                           1998                     1997
                                    ------------------       -------------------
                                    Carrying    Fair         Carrying    Fair
                                     amount     value         amount     value
                                    -------    -------       -------    --------
         Due within one year        123,396    123,901       142,671     143,630
         Due after one year
           through five years        92,813     92,616       127,456     123,784
         Due after five years           253        178         3,670       3,527
         Equity securities          400,383    571,012       308,646     620,201
                                    -------    -------       -------     -------
                                    616,845    787,707       582,443     891,142
                                    =======    =======       =======     =======

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         The change in net unrealized holding gain on available-for-sale securities, net of related taxes and minority interests, for the years ended March 31, 1998, 1997 and 1996 was a decrease of 62,485 million yen, a decrease of 122,484 million yen and an increase of 72,054 million yen, respectively.

         Proceeds from sale of available-for-sale securities for the years ended March 31, 1998, 1997 and 1996 were 657,449 million yen, 652,504 million yen and 495,565 million yen, respectively. The gross realized gains for the years ended March 31, 1998, 1997 and 1996 were 118,370 million yen, 104,393 million yen and 21,416 million yen, respectively. The gross realized losses for the years ended March 31, 1998, 1997 and 1996 were 5,136 million yen, 5,839 million yen and 13,017 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.


(6)      Noncurrent Receivables

         The recorded investment in noncurrent receivables relating to NL Finance Co., Ltd. (NLF), a financial subsidiary, for which impairment has been recognized at March 31, 1998 and 1997 was 15,343 million yen and 95,676 million yen, respectively. Related allowance for doubtful receivables was not significant at March 31, 1998, and was 63,171 million yen at March 31, 1997. The average recorded investment in impaired receivables during the years ended March 31, 1998, 1997 and 1996 was 73,954 million yen, 133,225 million yen and 184,480 million yen, respectively. Additions charged to bad debt expenses for the years ended March 31, 1998, 1997 and 1996 were 12,249 million yen, 107,302 million yen and 38,790 million yen, respectively. Write-downs charged against the allowance for the years ended March 31, 1998, 1997 and 1996 were 74,897 million yen, 113,041 million yen and 45,497 million yen, respectively.


(7)      Long-Lived Assets

         As is discussed in Note 1(p), the Company adopted SFAS No. 121, effective April 1, 1996. As the prices of semiconductors, mainly 16-megabit DRAMs and 64-megabit DRAMs, have significantly decreased during fiscal 1998, due to highly competitive market conditions, the Company projected that future business of subsidiaries manufacturing those products would result in a net operating loss. As a result of the comparison of future net cash flows expected to be generated by the machinery and equipment to manufacture those products and their carrying amounts, the Company recognized an impairment loss of 57,290 million yen, included in other (net) of other income (deductions), during fiscal 1998.

         The Company recognized an impairment loss of 31,372 million yen, included in other (net) of other income (deductions), during fiscal 1998 related to the decline in value of land held.

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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(8)      Long-term Debt and Short-term Borrowings

         Long-term debt at March 31, 1998 and 1997 is set forth below:

                                                                               Yen (millions)
                                                                             -------------------
                                                                             1998           1997
                                                                             ----           ----
         Straight bonds, due 1997, interest 4.35%                                --        99,650
         Convertible bonds, due 1999, interest 1.3%                         198,357       198,370
         Convertible bonds, due 2002, interest 1.3%                          99,021        99,879
         Convertible bonds, due 2004, interest 1.4%                          98,917        99,932
         Convertible bonds issued by subsidiaries, due 1997,
           1999, 2000, 2002 and 2005, interest 0.35% - 4.3%                 101,725       126,609
         U.S. dollar unsecured bonds, due 2002, effective interest 5.8%     124,897       124,812
         Euro medium-term notes issued by a subsidiary, due 1997 - 2000,
           effective interest 5.6% in 1998 and 5.3% in 1997                   5,284        17,374
         Unsecured yen loans from banks and insurance companies,
           principally by financial subsidiaries, due 1997 - 2005,
           effective interest 2.2% in 1998 and 3.0% in 1997                 421,249       392,307
         Other long-term debt                                                    83         1,490
                                                                          ---------     ---------
                                                                          1,049,533     1,160,423
         Less current portion                                               359,952       236,949
                                                                          ---------     ---------
                                                                            689,581       923,474
                                                                          =========     =========

         The aggregate annual maturities and sinking fund requirements of long-term debt after March 31, 1998 are as follows:

                                             Yen (millions)
                                             --------------
         Year ending March 31:
                 1999                           359,952
                 2000                            75,451
                 2001                           141,570
                 2002                           173,613
                 2003                           165,882

         As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 1998 and 1997, short-term loans subject to such general agreements amounted to 325,109 million yen and 491,169 million yen, respectively. The balance of short-term loans represents borrowings under commercial paper, acceptances and short-term loans of foreign subsidiaries. The weighted average interest rates on short-term borrowings outstanding at March 31, 1998 and 1997 were 5.1% and 3.6%, respectively.

         Acceptances payable by foreign subsidiaries, in the amount of 6,580 million yen and 10,323 million yen at March 31, 1998 and 1997, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

         The 1.3% convertible bonds maturing in 1999 are currently redeemable at the option of the Company at prices ranging from 101% of principal to 100% of principal near maturity, and are currently convertible into approximately 81,284,000 shares of common stock at 2,440.30 yen per share.

         The 1.3% convertible bonds maturing in 2002 are redeemable from 1999 at the option of the Company at prices ranging from 102% of principal to 100% of principal, and are currently convertible into approximately 61,124,000 shares of common stock at 1,620.00 yen per share.

         The 1.4% convertible bonds maturing in 2004 are redeemable from 2000 at the option of the Company at prices ranging from 103% of principal to 100% of principal, and are currently convertible into approximately 61,060,000 shares of common stock at 1,620.00 yen per share.

         The convertible bonds maturing through 2005 issued by subsidiaries are redeemable at the option of the subsidiaries at prices ranging from 107% of principal to 100% of principal near maturity.


(9)      Retirement and Severance Benefits

         Upon retirement or termination of employment for reasons other than dismissal, employees are entitled to lump-sum payments based on the current rate of pay and length of service. If the termination is involuntary or caused by death, the severance payment is greater than in the case of voluntary termination. The plans are not funded.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Retirement and severance benefit liabilities in the consolidated balance sheets are stated at the amount of the vested benefit obligation which would exist if all employees voluntarily terminated their employment at that date. Such liability exceeds the projected benefit obligation under the plans. Pension costs charged to income represent benefit payments plus or minus the change in the vested benefit obligation. Pension costs of unfunded benefit pension plans for the years ended March 31, 1998, 1997 and 1996 amounted to 50,522 million yen, 51,714 million yen and 49,838 million yen, respectively.

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

         The plans require that the actuarial liability reserve and annual contributions be calculated by the open aggregate cost method for social security tax under the Welfare Pension Insurance Law and by the open aggregate cost method or the entry-age method for the companies. Pension costs excluding the social security tax portion for the years ended March 31, 1998, 1997 and 1996 amounted to 60,071 million yen, 37,935 million yen and 25,642 million yen, respectively.

         The Company decided not to apply accounting for Single-Employer Defined Benefit Pension Plans under SFAS No. 87 for those funded benefit pension plans as the effects on the consolidated financial statements of the implementation of SFAS No. 87 are immaterial. However, the following table summarizes the funded status based on the actuarial funding method for the contributory benefit pension plans of the Company at March 31, 1997 and 1996 with the latest information available:

                                                            Yen (millions)
                                                            ---------------
                                                            1997       1996
                                                            ----       ----
         Liability reserve                                 846,705    798,418
         Fair value of plan assets, primarily
          marketable securities and loans                  850,072    796,752
                                                          --------   --------
         Fair value of plan assets greater than
          (less than) the liability reserve                  3,367     (1,666)
                                                          ========   ========

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         The assumed rates of salary increase, expected long-term rate of return and discount rate for the above contributory pension plans were 2.7%-3.9%, 5.5% and 5.5%, respectively. The contributions to these plans for the years ended March 31, 1997 and 1996 for the portion of social security tax were 22,756 million yen and 22,063 million yen, respectively. Approximately half of the portion of social security tax was contributed by the employees and half was contributed by the companies. The balance of past service costs in the amount of 29,647 million yen as of March 31, 1997 is being amortized over a seven- to ten-year period. Contributions to amortize the past service costs for the years ended March 31, 1997 and 1996 totaled 2,576 million yen and 2,442 million yen, respectively.

         The companies are not required by regulation to report the actuarially computed value of vested benefits, and such information, therefore, is not presented.


(10)     Income Taxes

         Income before income taxes and income taxes for the three years ended March 31, 1998 are summarized as follows:

                                                           Yen (millions)
                                               --------------------------------
                                               Domestic     Foreign       Total
                                               --------     -------       -----
         1998:
              Income before income taxes        258,582       97,042     355,624
              Income taxes:
                Current                         160,275       35,673     195,948
                Deferred                         43,252       (4,351)     38,901
                                               --------     --------    --------
                Total income taxes              203,527       31,322     234,849
                                               ========     ========    ========
         1997:
              Income before income taxes        234,255       97,870     332,125
              Income taxes:
                Current                         193,369       29,818     223,187
                Deferred                        (61,838)      (5,962)    (67,800)
                                               --------     --------    --------
                Total income taxes              131,531       23,856     155,387
                                               ========     ========    ========
         1996:
              Income before income taxes        154,209      (77,586)     76,623
              Income taxes:
                Current                         114,759       26,659     141,418
                Deferred                        (25,038)        (893)    (25,931)
                                               --------     --------    --------
                Total income taxes               89,721       25,766     115,487
                                               ========     ========    ========

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         The Company and its subsidiaries are subject to a number of taxes based on earnings which, in aggregate, resulted in an average normal tax rate of approximately 51.2% for the three years ended March 31, 1998.

         The effective rates for the years differ from the normal tax rates for the following reasons:

                                                          1998     1997     1996
                                                          ----     ----     ----
         Normal tax rate                                  51.2 %   51.2 %   51.2 %
             Tax credit for increased research expenses   (1.0)    (1.7)    (2.5)
             Lower tax rates of overseas subsidiaries     (1.3)    (4.9)    (7.7)
             Expenses not deductible for tax purposes      4.3      5.1     28.5
             Cumulative translation adjustment loss
               relating to sale of MCA                      --       --     87.7
             Change in valuation allowance allocated to
               income tax expenses                        (1.7)    (4.3)     5.4
             Adjustments of deferred tax assets and
               liabilities for enacted changes in tax
               laws and rates                             10.5       --       --
             Other                                         4.0      1.4    (11.9)
                                                          ----     ----    -----
         Effective tax rate                               66.0 %   46.8 %  150.7 %
                                                          ====     ====    =====

         The significant components of deferred income tax expenses for the three years ended March 31, 1998 are as follows:

                                                              Yen (millions)
                                                        --------------------------
                                                        1998       1997       1996
                                                        ----       ----       ----
         Deferred tax expense (exclusive of the
           effects of other components listed below)    7,342    (53,476)   (30,081)
         Adjustments of deferred tax assets and
           liabilities for enacted changes in tax
           laws and rates                              37,423         --         --
         Increase (decrease) in the balance of
           valuation allowance for deferred
           tax assets                                  (5,864)   (14,324)     4,150
                                                       ------    -------    -------
                                                       38,901    (67,800)   (25,931)
                                                       ======    =======    =======

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1998 and 1997 are presented below:

                                                                  Yen (millions)
                                                                 ---------------
                                                                 1998       1997
                                                                 ----       ----
         Deferred tax assets:
            Inventory valuation                                  92,636     97,253
            Expenses accrued for financial statement purposes
              but not currently included in taxable income      146,890    153,827
            Depreciation                                        143,741    153,358
            Retirement and severance benefits                    93,882     91,381
            Tax loss carryforwards                               52,006     58,406
            Other                                                93,046    139,509
                                                               --------   --------
                       Total gross deferred tax assets          622,201    693,734
                       Less valuation allowance                  39,612     55,019
                                                               --------   --------
                       Net deferred tax assets                  582,589    638,715
         Deferred tax liabilities:
            Purchase accounting step-up of identifiable assets   (3,082)   (19,377)
            Other                                               (30,348)   (33,843)
                                                               --------   --------
                      Total gross deferred tax liabilities      (33,430)   (53,220)
                                                               --------   --------
                      Net deferred tax assets                   549,159    585,495
                                                               ========   ========

         The net change in total valuation allowance for the years ended March 31, 1998 and 1997 was a decrease of 15,407 million yen and 28,097 million yen, respectively.

         At March 31, 1998, certain subsidiaries had, for tax reporting purposes, net operating loss carryforwards of approximately 119,817 million yen, which will generally expire between 1999 and 2013.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Net deferred tax assets and liabilities at March 31, 1998 and 1997 are reflected in the accompanying consolidated balance sheets under the following captions:

                                                     Yen (millions)
                                                 ----------------------
                                                 1998              1997
                                                 ----              ----
         Other current assets                   263,560           279,573
         Other assets                           287,158           307,795
         Other liabilities                       (1,559)           (1,873)
                                               --------          --------
         Net deferred tax assets                549,159           585,495
                                               ========          ========


(11)     Stockholders' Equity

         In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The increase in the common stock account resulting from conversion of bonds for the respective fiscal years is as follows:

         Fiscal                                 Number of         Common stock
          year               Nature              shares          Yen (millions)
         ------              ------             ---------        --------------
         1998         Conversion of bonds       1,161,459              943
         1997         Conversion of bonds      13,441,895            9,767
         1996         Conversion of bonds         458,126              333

         The Japanese Commercial Code provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital.

         Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 1998 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the semi-annual dividend of 6.25 yen per share, totaling 13,201 million yen, planned to be proposed in June 1998 in respect of the year ended March 31, 1998 or for the related appropriation.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(12)     Net Income (Loss) per Depositary Share

         A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per depositary share computation for the three years ended March 31, 1998 is as follows:

                                                                                Yen (millions)
                                                                      --------------------------------
                                                                      1998          1997          1996
                                                                      ----          ----          ----
         Net income (loss) available to common stockholders           93,604       137,853       (56,871)
         Effect of assumed conversions:
            Convertible bonds, due 1999, interest 1.3%                 1,259         1,259            --
            Convertible bonds, due 2002, interest 1.3%                   629           634            --
            Convertible bonds, due 2004, interest 1.4%                   676           683            --
            Others                                                        --             1            --
                                                                     -------       -------       -------
         Diluted net income (loss)                                    96,168       140,430       (56,871)
                                                                     =======       =======       =======

                                                                       Number of shares
                                                              ------------------------------------
                                                              1998           1997             1996
                                                              ----           ----             ----
         Average common shares outstanding              2,112,052,091    2,108,067,837     2,097,339,494
         Dilutive effect of assumed conversions:
            Convertible bonds,
               due 1999, interest 1.3%                     81,285,840       81,289,186                --
            Convertible bonds,
               due 2002, interest 1.3%                     61,267,028       61,666,616                --
            Convertible bonds,
               due 2004, interest 1.4%                     61,181,174       61,712,449                --
         Others                                                    --        3,122,125                --
                                                        -------------    -------------     -------------
         Diluted common shares outstanding              2,315,786,133    2,315,858,213     2,097,339,494
                                                        =============    =============     =============

                                                                          Yen
                                                               -------------------------
                                                               1998       1997      1996
                                                               ----       ----      ----
         Net income (loss) per depositary share:
            Basic                                              443        654       (271)
            Diluted                                            415        606       (271)

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(13)     Supplementary Information to the Statements of Operations and Cash
         Flows

         Research and development costs and advertising costs charged to income for the three years ended March 31, 1998 are as follows:

                                                        Yen (millions)
                                               -------------------------------
                                               1998          1997         1996
                                               ----          ----         ----
         Research and development costs       480,539       434,874      399,712
         Advertising costs                    125,774       117,222      104,967

         Included in other (net) of other income (deductions) for the year ended March 31, 1998 are foreign exchange losses of 25,086 million yen. Foreign exchange gains and losses included in the consolidated statements of operations for the two years ended March 31, 1997 were not significant.

         Included in other (net) of other income (deductions) for the year ended March 31, 1997 is a loss of 107,302 million yen associated with impaired receivables of NLF, a financial subsidiary.

         Income taxes and interest expenses paid and noncash investing and financing activities for the three years ended March 31, 1998 are as follows:


                                                            Yen (millions)
                                                        -----------------------
                                                        1998     1997      1996
                                                        ----     ----      ----
         a) Cash paid:
                 Interest                                77,254   86,244    96,296
                 Income taxes                           272,951  147,534   139,609

         b) Noncash investing and financing activities:
                 Conversion of bonds                      1,887   19,532       699
                 Transfer of ownership arising on
                   capital transactions by
                   consolidated and associated
                   companies                              4,096    1,139        --
                 Transfer of ownership in MCA                --       --     4,659

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(14)     Foreign Exchange Contracts

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

         The contract amounts of foreign exchange contracts at March 31, 1998 and 1997 are as follows:

                                                             Yen (millions)
                                                           -----------------
                                                           1998         1997
                                                           ----         ----
         Forward:
             To sell foreign currencies                   419,806     308,320
             To buy foreign currencies                    132,567      51,107
         Options purchased to sell foreign currencies       7,620      33,877
         Options purchased to buy foreign currencies        2,378          --
         Options written to sell foreign currencies            --       1,180
         Options written to buy foreign currencies             --       3,538

         The Company and its subsidiaries enter into forward exchange contracts and options to hedge firm commitments expected to be denominated in foreign currencies, principally U.S. dollars. The terms of these foreign exchange contracts rarely extend beyond a few months.


(15)     Fair Value of Financial Instruments

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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



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

         The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 1998 and 1997 are as follows:

                                                                Yen (millions)
                                                 -----------------------------------------------
                                                          1998                      1997
                                                 ---------------------      --------------------
                                                 Carrying        Fair       Carrying       Fair
                                                  amount         value       amount        value
                                                 --------        -----      --------       -----
         Non-derivatives:
             Assets:
                Short-term investments            130,204       148,518      157,919      243,291
                Investments and advances          806,756       959,564      552,393      777,088
             Liabilities:
                Long-term debt, including
                  current portion              (1,056,366)   (1,140,043)  (1,159,256)  (1,202,096)
         Derivatives relating to long-term
           debt, including current portion          6,833        12,077       (1,167)      (1,725)

         Limitations

         Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(16)     Commitments and Contingent Liabilities

         At March 31, 1998, commitments outstanding for the purchase of property, plant and equipment approximated 18,296 million yen. Contingent liabilities at March 31, 1998 for discounted export bills of exchange and guarantees of loans amounted to approximately 67,175 million yen, including 43,254 million yen for loans guaranteed principally on behalf of associated companies and customers.

         There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company's consolidated financial statements.

(17)     Subsequent Events

         On June 26, 1998, the annual shareholders' meeting approved to purchase up to 50 million shares of common stock from the market, to a maximum value of 100 billion yen, for retirement, which would be effective for one year following the annual shareholders' meeting.

(18)     Quarterly Financial Data (Unaudited)

         Quarterly net sales, net income (loss) and net income (loss) per depositary share for the two years ended March 31, 1998 are set forth in the following table:

                                Yen (millions), except per share information
                             -------------------------------------------------
                                                  1998
                             -------------------------------------------------
                                                      Net income    Net income
                                                      (loss) per    (loss) per
                                                      depositary    depositary
                                             Net        share:        share:
                                Net         income      basic        diluted
                               sales        (loss)      (yen)         (yen)
                               -----        ------    ----------    ---------
         Quarter ended
         -------------
         June 30             1,892,648       26,291       125           116
         September 30        2,005,925       30,912       146           136
         December 31         2,082,879       38,996       184           171
         March 31            1,909,210       (2,595)      (12)           (8)
                             ---------      -------      ----          ----
                             7,890,662       93,604       443           415
                             =========      =======      ====          ====

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



                                 Yen (millions), except per share information
                           ---------------------------------------------------------
                                                   1997
                           ---------------------------------------------------------
                                                       Net income       Net income
                                                     per depositary   per depositary
                               Net         Net            share:         share:
                              sales       income       basic (yen)     diluted (yen)
                              -----       ------     --------------   --------------
         Quarter ended
         -------------
         June 30            1,719,590      18,545           88                83
         September 30       1,884,858      24,091          114               107
         December 31        2,032,365      45,321          215               198
         March 31           2,039,099      49,896          237               218
                            ---------    --------         ----              ----
                            7,675,912     137,853          654               606
                            =========    ========         ====              ====

                                                                   Schedule VIII

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                 Valuation and Qualifying Accounts and Reserves

                              (In millions of yen)

                    Years ended March 31, 1998, 1997 and 1996


                                                     Deduct
                                            --------------------
                                                                                                Add
                  Balance       Add-        Bad                                               (deduct)     Balance
                at beginning   charged      debt                               Sale of       -cumulative   at end
                    of           to       written                                MCA         translation     of
                  period       income       off       Reversal    Transfer       INC.        adjustments   period
                ------------   -------    -------     --------    --------     -------       ------------  -------
Allowance
  for
  doubtful
  trade
  receivables:

1998                60,810       8,316      4,824       1,240           --          --            (320)     62,742
1997                53,826      13,302      6,887         956           --          --           1,525      60,810
1996               153,558      30,303     26,452       1,495      (75,617)    (27,899)          1,428      53,826

Allowance
  for
  doubtful
  noncurrent
  receivables:

1998                63,171      12,249     74,897          --           --          --              --         523
1997                68,910     107,302    113,041          --           --          --              --      63,171
1996                    --      38,790     45,497          --       75,617          --              --      68,910

Item 19. Financial Statements and Exhibits

(a)  Financial Statements

     The following financial statements and schedules are filed in Part IV,
     Item 17 of this report:

     Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Consolidated Subsidiaries:

                                                                           Page
                                                                          number
                                                                          ------

         Independent Auditors' Report                                       45

         Consolidated Balance Sheets as of March 31, 1998 and 1997          46

         Consolidated Statements of Operations for the years ended
           March 31, 1998, 1997 and 1996                                    48

         Consolidated Statements of Surplus for the years ended
           March 31, 1998, 1997 and 1996                                    49

         Consolidated Statements of Cash Flows for the years ended
           March 31, 1998, 1997 and 1996                                    50

         Notes to Consolidated Financial Statements                         52

     Schedule for the years ended March 31, 1998, 1997 and 1996:

         Schedule VIII  Valuation and Qualifying Accounts and Reserves
                        for the years ended March 31, 1998, 1997 and 1996   76

(b)  Exhibits

     ARTICLES OF INCORPORATION as amended on June 26, 1998
     (English translation)

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                        ----------------------------------------
                                                      (Registrant)


Date: July 31, 1998                     By        /s/ Shigeru Nakatani
                                          --------------------------------------
                                                     Shigeru Nakatani
                                                        President of
                                             Panasonic Finance (America), Inc.
                                                        375 Park Avenue
                                                     New York, N.Y. 10152