Form 20-F
period 1999-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO LTD
filed 1999-08-04
CIK 63271

                       SECURITIES AND EXCHANGE COMMISSION

                                    Form 20-F


                 ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1999
                                              --------------
                         Commission file number 1 - 6784
                                                --------

                    MATSUSHITA DENKI SANGYO KABUSHIKI KAISHA
                    ----------------------------------------
             (Exact name of registrant as specified in its charter)

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                    ----------------------------------------
                 (Translation of registrant's name into English)

                                      Japan
                                      -----
                 (Jurisdiction of incorporation or organization)

                  1006, Oaza Kadoma, Kadoma City, Osaka, Japan
                  --------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


     Title of each class          Name of each exchange on which registered

American Depositary Shares*   New York Stock Exchange and Pacific Stock Exchange
---------------------------   --------------------------------------------------

Common Stock**                New York Stock Exchange and Pacific Stock Exchange
---------------------------   --------------------------------------------------

* American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents ten shares of Common Stock.

**   Par value 50 Japanese yen per share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


This form contains 83 pages.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                         Outstanding as of
                                                  ---------------------------------
             Title of Class                       March 31, 1999    March 30, 1999
             --------------                        (Japan Time)     (New York Time)
                                                  -------------     ---------------

  Common Stock - 50 yen par value per share       2,062,344,774

  American Depositary Shares, each
    representing 10 shares of common stock                             4,622,187

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes X   No   .
                                      ---    ---

Indicate by check mark which financial statement item the Company has elected to
follow. Item 17. X    Item 18.  .
                ---           ---
All information contained in this Report is as of March 31, 1999 or for the year ended March 31, 1999 (fiscal 1999) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on July 21, 1999 was 118.25 yen = U.S.$1.


Cautionary Statement Regarding Forward-Looking Statements
---------------------------------------------------------

Any statements in this Annual Report, other than those of historical fact, are forward-looking statements about the future performance of Matsushita and its Group companies, which are based on management's assumptions and beliefs in light of information currently available, and involve risks and uncertainties. Actual results may differ materially from these forecasts.

Potential risks and uncertainties include, but are not limited to, domestic and overseas economic conditions, such as consumer spending and private capital expenditures, particularly given the continuing sluggish economy of Japan and other Asian countries; currency exchange rate fluctuations, notably with the yen, U.S. dollar, Asian currencies, the euro and other currencies, in which Matsushita operates its international business; direct and indirect restrictions imposed by other countries; fluctuations in market prices of securities in which Matsushita has substantial holdings; and Matsushita's ability to maintain its strength in many product and geographical areas, through such means as new product introductions, in a market that is highly competitive in terms of both price and technology, pertinent to the industry to which the Company primarily belongs.

                                     PART I


Item 1.  Description of Business
         -----------------------

                                     GENERAL
                                     -------

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

In the 1990s, Matsushita placed increasing emphasis on technological development and the use of advanced electronics technology in every phase of life, thus steering the Company to achieve further growth in the next century. In particular, the Company has been expanding its development activities in such areas as next-generation audiovisual (AV) equipment, multimedia products, and advanced electronic components and devices, many items of which are incorporating digital technology. Its priority product areas include optical discs (such as DVDs), mobile communications equipment, display devices and semiconductors. In early 1998, "next-generation digital TV systems" was added as the fifth mid-term priority area.

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

In June 1995, the Company sold an 80% equity interest in MCA, now named Universal Studios, Inc., to The Seagram Company Ltd. for approximately U.S.$5.7 billion, leaving the Company with a minority interest.

In April 1997, the Matsushita parent company established a new organizational structure, setting up four internal divisional companies - responsible for AVC (audiovisual and computer products), home appliances and household equipment, air conditioners, and electric motors - by grouping a majority of its some 50 product divisions. This step was taken in order to facilitate strategic planning, speed decision making and more efficiently allocate resources across a broader range than that afforded by each single product division.

In March 1998, the Company announced a package of new management initiatives aimed at better sharing interests with shareholders. As part of this package, management implemented with approval at the annual shareholders' meeting in late June 1998, repurchase of 50 million shares of the parent company's common stock from the stock market for retirement, spending approximately 99 billion yen of retained earnings during fiscal 1999. At the same time, as an incentive to Board members and employees toward the enhancement of corporate value, the parent company granted stock option rights (exercisable from July 1, 2000 to June 30, 2004) to 32 Board members and four select senior executives, at amounts ranging from 2,000 to 10,000 common shares each, and established a stock-price-linked remuneration plan, under which a modest amount of cash payment will be offered once a year in addition to ordinary salary and bonus payments to approximately 11,000 employees of manager-level or above (effective through fiscal 2001).

In May 1999, management again announced another stock option plan (exercisable from July 1, 2001 to June 30, 2005) for the current 32 Board members and four select senior executives. The amounts and conditions are approximately equal to those granted last year.


                                SALES CATEGORIES
                                ----------------

Matsushita is engaged in the production and sales of electronic and electric products in a broad array of business areas. The following table sets forth the Company's sales breakdown by product categories for the last three fiscal years:


                                                     Yen (billions)
                                    ------------------------------------------------
                                               Fiscal year ended March 31,
                                    ------------------------------------------------
                                        1999              1998              1997
                                    ------------     -------------     -------------
Consumer products
     Video and audio equipment      1,895     25%     1,885    24%      1,804     24%
     Home appliances and
       household equipment          1,394     18      1,474    18       1,638     21
                                    -----    ---      -----   ---       -----    ---
             Subtotal               3,289     43      3,359    42       3,442     45
Industrial products
     Information and communi-
       cations equipment            2,150     28      2,264    29       2,021     26
     Industrial equipment             717     10        701     9         701      9
                                    -----    ---      -----   ---       -----    ---
             Subtotal               2,867     38      2,965    38       2,722     35
Components                          1,484     19      1,567    20       1,512     20
                                    -----    ---      -----   ---       -----    ---

             Total                  7,640    100%     7,891   100%      7,676    100%
                                    =====    ===      =====   ===       =====    ===


Note: From fiscal 1998, Matsushita reclassified its product categories for sales breakdown reporting purposes, whereby overall Company sales are divided into three major sectors: Consumer Products, Industrial Products and Components. The new categories are classified by type of product and customer, rather than by product group as was previously the case. Prior year figures have been restated to reflect this change.


Consumer Products
-----------------

Consumer products is Matsushita's traditional and primary business area, in which the Company maintains a high competitive edge in Japan and overseas markets. Sales in this category, consisting of video and audio equipment and home appliances and household equipment, totaled 3,289 billion yen, representing 43% of total Company sales in fiscal 1999. Major products in this category are as follows.

Video and Audio Equipment

The Company's largest revenue source in the video and audio equipment field is home-use videocassette recorders (VCRs), including VCR decks, camcorders and related products. The Company's home VCR decks range broadly from high-quality picture and sound units, such as S-VHS VCR models, including those with satellite broadcast tuners and those compatible with the 16:9 wide aspect ratio (wide-screen) TV format, to easy-to-operate units. In camcorders, Matsushita offers a variety of compact models, including VHS-C, S-VHS-C and digital camcorders. Since introducing the industry's first digital camcorder in 1995, the Company has been consistently launching new advanced digital models, including palm-sized and other more compact models, that can be linked to printers and/or personal computers (PCs) for multiple video image processing/storage or still image printing.

Matsushita's broad range of television receivers is designed to meet demand in all segments of the Japanese and international markets. Increasing emphasis has recently been placed, mainly in Japan, on flat-screen models, notably a new series of TVs introduced during fiscal 1999 called "Tau." The latest "Tau" features Matsushita's originally developed Semi-Stretched Tension (SST) flat-surface CRTs with higher picture quality. Matsushita meets the burgeoning demand for multi-channel, multi-functional digital TV broadcasting by manufacturing and selling set-top boxes (STBs) to receive digital satellite TV broadcasts in Japan. This was followed by introduction of STBs and TVs to receive digital terrestrial TV broadcasts commenced in the United States in late 1998.

Matsushita has taken an active role in promoting DVD products, introducing the industry's first DVD players in fiscal 1997, and the world's first portable DVD players in early 1998. In fiscal 1999, Matsushita further enhanced this product's range by adding an even lighter and more compact portable model with longer playback time. Matsushita also provides supports for disc production and software development.

Matsushita's product range of video equipment also includes color TV/VCR combination units, large-screen projection TV systems, and such flat screen TVs as liquid crystal display (LCD) TVs and plasma TVs (TVs using plasma display panels (PDPs)).

In the area of audio equipment, Matsushita produces a large variety of products, such as compact disc (CD) and Mini Disc (MD) players, radio receivers, CD radio cassette recorders, tape recorders and portable headphone players, as well as stereo hi-fi equipment and electronic musical instruments.

In response to growing market demand for compact digital audio equipment in recent years, Matsushita has been strengthening such product lines as CD and MD players with several outstanding features: In fiscal 1999, the Company introduced in the domestic market, the world's smallest and lightest portable MD player, featuring the industry's longest continuous playing time with batteries. In overseas markets and Japan, the Company also achieved success with a new compact stereo component system, incorporating a 5-CD changer. The Company further plans to introduce new industry-leading DVD-Audio equipment during fiscal 2000.

This category also includes prerecorded video and audio tapes and discs.

To maintain its competitive edge in the future, Matsushita is currently emphasizing development of advanced AV products focusing on better linkage to digital networks (digital broadcasts, the Internet, etc.).

Home Appliances and Household Equipment

Matsushita's vast array of home appliance products includes refrigerators, air conditioners, home laundry equipment (such as washing machines and dryers), vacuum cleaners, electric irons, dishwashers, microwave ovens, rice cookers and other cooking appliances, electric fans, air purifiers, electric and kerosene heaters and electrically-heated rugs. The line of household equipment mainly comprises kitchen fixture systems, electric, gas and kerosene hot-water supply systems, and bath and sanitary equipment. This category also includes electric lamps, bicycles, cameras and flash units, and fire extinguishers.

Matsushita maintains its position as a leader of the Japanese home appliance industry, consistently supplying innovative and energy-efficient products that satisfy the needs of highly discerning Japanese consumers, including their growing concern for environmental issues and energy conservation.

Recent examples include the world's first centrifugal force washing machine for home use, which cleans the laundry by flowing water rapidly through fabric, the industry's quietest vacuum cleaner, and a triangular-shaped air conditioner featuring a space-saving design and improved cooling and heating efficiency.

In the household equipment area, the Company also seeks to provide user-friendly products that meet market needs, with environmental, health and hygienic concerns in mind. Successful examples in recent years include new kitchen fixture systems featuring pull-down shelves and a bathroom shower-with-chair unit for use by the aged and the disabled.

To strengthen its established position in the industry, Matsushita is increasing its product development efforts to address energy-saving and eco-friendly requirements being set by Japanese and foreign governments, while also exploring digital networking of various household electric and electronic products to create a more comfortable and convenient lifestyle.

Industrial Products
-------------------

Industrial products, comprised of information and communications equipment and industrial equipment, has been the Company's fastest growth area during the last several years, although this growth began to slow from around the middle of fiscal 1998 due mainly to a setback in private capital investment in Japan and Asia and falling price levels of several information and communications products. Sales in this category in fiscal 1999 totaled 2,867 billion yen, representing 38% of total Company sales. Major products are as follows.

Information and Communications Equipment

This line mainly includes information equipment, such as personal computers
(PCs), word processors, printers, copying machines, PC displays, hard disk drives, CD-ROM, DVD-ROM and DVD-RAM drives; communications equipment, such as facsimile equipment, telephones, cellular telephones, other mobile communications equipment and digital private branch exchanges; and other systems equipment, such as CATV systems, broadcast- and business-use AV systems and equipment, large-screen visual equipment, communications network equipment, and traffic-related systems and equipment. Of these, Matsushita maintains a high competitive edge worldwide in particular lines of products, such as hard disk and optical disc drives, facsimile equipment, broadcast-use digital VCR equipment and airline inflight AV systems, while also enjoying a leading position in the Japanese cellular phone industry.

In anticipation of the digital networking age, Matsushita is currently strengthening its lines of multimedia-related equipment and systems: Among them, emphasis is placed on optical disc systems and mobile communications equipment. The advancement of the former is being propelled by the Company's fast expansion of DVD-ROM drive production, marketing of thin DVD-ROM drives (for notebook PCs) and DVD-RAM drives, all meeting the needs for large-capacity information storage devices. In mobile communications equipment, the Company during fiscal 1999 consolidated its position as one of the leading manufacturers in GSM-standard markets such as Europe and Asia. The Company is also accelerating its development of the third-generation mobile communication system, called W-CDMA.

Matsushita is also expanding its multimedia- or digital network-related businesses, mainly in Japan. These include various on-demand information systems to municipal, business and other customers, and participation in a number of development projects guided by government agencies, including next generation traffic systems called ITS (Intelligent Transport Systems), Internet-related services, and new digital territorial and satellite broadcast systems. In addition, Matsushita received orders for a large-scale satellite network system to link post offices nationwide. To reinforce its ability in these multimedia system businesses, the Company established a Systems Solutions Division in Tokyo in April 1999.

Industrial Equipment

Matsushita's product range of industrial equipment encompasses factory automation (FA) equipment, welding machines, electric power distribution equipment, commercial air conditioning equipment, vending machines and medical equipment. This category also includes car AV equipment, such as car audio and car navigation equipment.

In FA equipment, Matsushita is an industry leader in electronic-parts-mounting machines, and is also a major producer of industrial robots and electronic measuring instruments. Building on this strength, the Company has been launching innovative products to meet ever-more sophisticated customer requirements, including the world's fastest chip mounter, a unique Stud Bump Bonding semiconductor-mounting machine, a precision assembly robot equipped with Matsushita's own compact motors for precise work in small spaces, and DVD disc production systems built around the Company's expertise in the optical disc field.

In car AV equipment, Matsushita is one of the world's leading manufacturers. While serving Japanese automotive manufacturers, the Company is also reinforcing deliveries to car dealers and automotive product dealers, as well as to overseas auto manufacturers and dealers. For the expanding domestic market for car navigation systems, in fiscal 1999 Matsushita launched the world's first DVD car-navigation model featuring voice control and DVD video playback functions.

Components
----------

Matsushita produces a wide range of electronic and electric components and devices. Major products included in this category are semiconductors, general electronic components, display devices, electric motors, compressors and batteries, for use by Matsushita and other manufacturers. Sales of components as a whole in fiscal 1999, excluding in-house consumption, totaled 1,484 billion yen, accounting for 19% of the Company total.

Recognizing that components and devices hold the key to innovation and advancement, as well as competitiveness, of finished products and systems in the digital networking age, Matsushita currently places significant priority on the development of electronic components' technology and business, with special emphasis on semiconductors and display devices.

The Company's range of semiconductors is primarily made up of integrated circuits (ICs), such as MOS LSIs and bipolar ICs, discrete devices and CCDs. The Company has been strengthening development of single-chip multifunctional LSIs, called System LSIs, which form the basis of digital-network related AV equipment. Successful results included Media Core Processors, MPEG-2 encoder chips, 32-bit microcontrollers with embedded DRAMs, single-chip decoder LSIs for digital TV receivers, and system LSI chip sets for DVD-ROM drives. Matsushita is at the forefront in optical pickup semiconductors for DVDs, CCDs for video camcorders, and gallium-arsenide power modules for cellular phones. The Company in fiscal 1999 closed its U.S. semiconductor plant reducing production of the general-purpose DRAMs, which accounted for a relatively small portion of Matsushita's semiconductor output, to minimize any negative effects due to declining prices.

In display devices, Matsushita has been a global leader in cathode-ray tubes
(CRTs) to which Matsushita further added high technology SST flat-surface CRTs during fiscal 1999. The Company also produces a variety of LCD panels, ranging from STN types to TFT types, including low temperature polysilicon models. Matsushita is also strengthening its plasma display panels, offering 42-inch and 32-inch wide-screen models with the industry's highest brightness levels.

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

Matsushita is one of the world's largest battery manufacturers, producing a comprehensive range of batteries, ranging from manganese, alkaline, lithium, silver oxide and zinc air cells, to rechargeable batteries, such as nickel-cadmium, nickel metal-hydride, lithium-ion and sealed lead-acid batteries and storage batteries for automotive use, as well as various battery powered appliances. Among these, production of compact, high-performance batteries, such as the Company's long life alkaline batteries and lithium-ion batteries, has been expanding in recent years, as they are increasingly used in compact electronic equipment. In its latest technological breakthrough, Matsushita began volume production of thin lithium-polymer cells in early 1999.

Matsushita is a major supplier of high-performance batteries for electric vehicles (EVs), including hybrid electric vehicles (HEVs). Following the introduction of nickel metal-hydride rechargeable batteries for EVs in fiscal 1997, Matsushita launched these batteries for HEVs in fiscal 1998, through an EV battery joint venture with Toyota Motor Corporation.


                             SALES AND DISTRIBUTION
                             ----------------------

Set forth below is a sales breakdown by geographical markets:

                                                     Yen (billions)
                             --------------------------------------------------------
                                         Fiscal year ended March 31,
                             --------------------------------------------------------
                                  1999                1998                  1997
                             -------------        -------------        --------------
Japan                        3,752      49 %      3,891      49 %      4,046       53%
North and South America      1,513      20        1,458      19        1,249       16
Europe                       1,019      13          949      12          836       11
Asia and Others              1,356      18        1,593      20        1,545       20
                             -----     ---        -----     ---        -----      ---
             Total           7,640     100 %      7,891     100 %      7,676      100%
                             =====     ===        =====     ===        =====      ===

Sales and Distribution in Japan
-------------------------------

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

Overseas Activities
-------------------

Matsushita operates 223 companies in 46 countries outside of Japan, including five regional headquarters, 47 manufacturing/sales companies, 97 manufacturing companies, 45 sales companies, 11 research organizations and five finance subsidiaries. International marketing of Matsushita's products is conducted through the Company's sales subsidiaries and affiliates and also through independent distributors. In addition, certain products are sold in foreign markets on an OEM basis and marketed under the brand names of third parties.

Overseas sales, including products manufactured outside Japan and those exported from Japan represented approximately 51% of the Company's total consolidated sales in fiscal 1999.

In order to promote global business development and counter currency fluctuations, Matsushita has expanded its overseas production covering not only major consumer products, but also industrial products and components. In recent years, the Company placed emphasis on building new manufacturing facilities in newly developing areas, such as China, India and Eastern Europe.

Matsushita's current emphasis is placed on advancing localization of development of products and technologies to enhance competitiveness of individual overseas manufacturing sites, as well as that of the entire Group regionally. The Company is also reviewing the functions of its R&D, production and sales bases worldwide by respective product categories to achieve optimum efficiency of Matsushita's global operations.

Customers
---------

The largest markets for Matsushita's products have traditionally been consumers and households. However, since the 1980s, the proportion of sales to non-consumer customers, such as governments, commercial and industrial corporations and other institutions, including large customers such as electric and electronic equipment manufacturers, automotive manufacturers and various other machinery makers, has been rising as Matsushita places increasing emphasis on industrial and commercial products and electronic components. In the year ended March 31, 1999, sales of industrial products and components accounted for approximately 57% of Matsushita's total sales, rising from 48% of the total (52% of total excluding MCA) in fiscal 1995. Matsushita's business is not materially dependent upon any single customer.


                            RESEARCH AND DEVELOPMENT
                            ------------------------

Matsushita considers research and development (R&D) to be a key factor in its success and essential to the achievement of its corporate theme: to provide utmost satisfaction to customers throughout the world. Under this theme, the Company has been committed to "R&D that creates next generation businesses, while at the same time supporting today's and tomorrow's products and businesses." As part of this task, focus is also directed at the five priority areas: next-generation digital TV systems, semiconductors, display devices, optical discs and mobile communications equipment.

In pursuit of these goals, Matsushita operates future-oriented R&D at several corporate R&D centers. The Advanced Technology Research Laboratories, reorganized from the former Central Research Laboratories, engages primarily in basic research aimed at developing advanced technologies to create new businesses looking toward the year 2010. Other corporate R&D centers include the Multimedia Development Center, the Optical Disk Systems Development Center, the Display Device Development Center and the Human Environmental Systems Development Center. They focus on the development of multimedia- and network-related products and systems, optical disc-related equipment systems, display devices, energy conservation technologies, and related key components and devices.

In addition, several specialized R&D facilities operate independently, although they cooperate closely with the aforementioned research laboratories and development centers. These facilities include the Corporate Semiconductor Development Division, which operates five R&D centers, such as the Advanced LSI Technology Development Center and the Microprocessor Development Center, and the Production Engineering Laboratory, which engages in development of new manufacturing technology and supports production activities at Matsushita's domestic and overseas operating facilities.

The Overseas R&D Promotion Center supports and augments the Company's global R&D activities, such as development of a common global platform for digital TV systems, strengthening the collaboration between corporate laboratories in Japan and overseas R&D centers such as those based in North America and Europe.

Internal divisional companies, manufacturing divisions and principal subsidiaries also maintain their own research facilities and/or departments, engaged in specific research and development projects or engineering and design improvements, and these work in close cooperation with the above-mentioned corporate research organizations. Their current emphasis is placed on development of "Product Firsts," which are outstanding products that incorporate world- or industry-first technologies or features that inspire customers.

Total expenditures for research and development amounted to 435 billion yen, 481 billion yen and 500 billion yen for the three years ended March 31, 1997, 1998 and 1999, respectively, representing 5.7%, 6.1% and 6.5% of Matsushita's total net sales for each of those periods.

The most significant technological developments in recent years include; DVD products, including portable DVD players and DVD ROM drives featuring the Company's twin focus pickup, DVD-RAM drives with single side recording capacity of 4.7 gigabytes, and DVD discs employing a dual-layer disc bonding technology; a high-density multilayered printed circuit board technology with an "any layer interstitial via hole" structure, which enables development of compact and light digital cellular phones and other multimedia products; an MPEG-2 video encoder LSI that has integrated moving picture compression functions on a single chip, facilitating development of compact, low power consumption DVD recorders and video camcorders; an MPEG-2 decoder LSI applicable to 18 formats of the digital terrestrial TV broadcasting which began in the United States in October 1998; digital terrestrial TV tuner boards for use in PCs, jointly developed with a major U.S. PC manufacturer; a single-chip digital TV System LSI, which processes all digital signals received in radio waves and complies with most of the world's digital TV services; a resource-efficient TV incorporating highly recyclable magnesium alloy in its cabinet as an industry first and the Company's low energy consumption transformer; and rapid bacteria concentration and detection technology, which detects harmful bacteria that may cause food poisoning, and which eliminates the culturing process.


                              CAPITAL EXPENDITURES
                              --------------------

Recognizing that building advanced technologies, equipment and processes is essential to the cost-efficient manufacturing of sophisticated electronic products and devices, the Company has been attentive in planning plant and equipment investment to achieve higher competitiveness and investment efficiency. Besides constant investment in production automation and energy-saving facilities, increasing emphasis has been placed on expansion of strategically-important business areas, including key components and devices and mobile communications equipment. Total capital expenditures were 415 billion yen and 474 billion yen for fiscal 1997 and fiscal 1998, respectively. The Company's capital investment during fiscal 1999 totaled 352 billion yen, a decrease from previous years, primarily due to more selective investment, especially in the area of components and devices, including semiconductors and LCD devices.

                                   COMPETITION
                                   -----------

The markets in which the Company sells its products are highly competitive in Japan, as well as abroad. Matsushita's principal competitors, across the full range of its products, consist of several large Japanese manufacturers. In particular categories of products it encounters additional competition from companies in the United States, Europe and Asia. Matsushita also competes with a large number of smaller and more specialized companies. The Company expects that competition will continue to be intense both in Japan and abroad.

In addition, the emergence of several Asian countries as lower-cost production sites has applied pressure to Japanese manufacturers, including Matsushita, in terms of price competition in international markets. To minimize the effects of these negative factors, the Company is devising various cost-reduction measures, shortening production and logistics lead time, optimizing its overseas production by emphasizing efficiency and competitiveness from a global perspective, and also developing joint ventures and other cooperative agreements with overseas partners.


                                   TRADEMARKS
                                   ----------

Most of Matsushita's products are distributed throughout the world under the "Panasonic" and "National" trademarks. Matsushita also sells a number of hi-fi products under the "Technics" trademark. Some of the subsidiaries' products are sold under other trademarks, including "Quasar," "Victor" and "JVC."


                            PATENT LICENSE AGREEMENTS
                            -------------------------

Matsushita holds numerous Japanese and foreign patents and utility model registrations for its products and engages in mutual exchange of technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers is increasing year by year.

Matsushita is a licensee under various license agreements which cover a wide range of products, including audiovisual products, computers, communications equipment, semiconductors and other components. Matsushita has non-exclusive patent license agreements, among others, with Thomson Multimedia Licensing Inc. and Thomson S.A. covering a broad range of its products, the most important of which are television receivers, VCRs , CD players and CD-ROM equipment. Matsushita has non-exclusive patent cross-license agreements, among others, with Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Matsushita Electronics Corporation (MEC), a consolidated subsidiary of the Company, has non-exclusive patent license agreements with Koninklijke Philips Electronics N.V. covering most of the items manufactured by MEC, including semiconductor devices, various lamps, cathode-ray and electron tubes and certain other products.

Matsushita's license and technical assistance agreements are for three- to ten-year periods, unless the agreements cover specific patents to be licensed therein, in which case they are normally for the life of the patent.

The Company considers all its technical exchange and license agreements beneficial to its operations.

                       RAW MATERIALS AND SOURCES OF SUPPLY
                       -----------------------------------

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


                               EMPLOYEE RELATIONS
                               ------------------

As of March 31, 1999, Matsushita had approximately 282,000 employees. Most regular employees in Japan, except management personnel, are union members, principally of the Matsushita Electric Industrial Workers Union, which is affiliated with the Japanese Electrical Electronic & Information Union.

As is customary in Japan, the Company negotiates annually with the unions and grants annual wage increases and semiannual bonuses. Matsushita also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year.

In fiscal 1999, Matsushita introduced a stock-price-linked remuneration plan (effective through fiscal 2001) for its employees of manager level or above whereby a modest amount linked to the Company's stock price is paid once a year to these employees.

For more than 20 years, Matsushita has experienced no major labor strikes or disputes. The Company considers its labor relations to be excellent.


Item 2.  Description of Property
         -----------------------

The Company's principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita's manufacturing plants are located principally in Japan, other countries of Asia, North and South America and Europe. The Company considers that all its factories are well maintained and suitable for their current production requirements.

The following table sets forth information as of March 31, 1999 with respect to manufacturing facilities:

           Floor Space
          (thousands of
Location   square feet)              Principal Products Manufactured
--------   ------------              -------------------------------


Osaka       9,471      VCRs, television receivers, DVD products, audio equipment, washing machines, other home appliances, information
                         equipment, industrial equipment, components, batteries,
                         kitchen fixtures.

Kanagawa    4,227      Communications, information and measuring equipment, VCRs, audio equipment, car AV equipment, compact discs,
                         CRT displays, refrigerators, batteries.

Shiga       3,567      Air conditioners, refrigerators, compressors, vacuum
                         cleaners.

Tochigi     2,058      Television receivers, TV picture tubes, information
                         equipment.

Nara        2,070      Home appliances, gas and kerosene equipment, compact discs and DVD discs.

Okayama     1,864      VCRs, components, magnetic tapes and discs.

Kyoto       1,609      Semiconductors, components.

Ibaraki     1,068      Television receivers, magnetic tapes.

Shikoku     3,630      VCRs, television receivers, information equipment, audio
                         equipment, home appliances.

Kyushu      2,347      Information and communications equipment, home appliances, components, industrial equipment.

North       6,322      Television receivers, home appliances, VCRs, car audio
 America                 equipment, communications equipment, compressors,
                         components, batteries.

Europe      3,779      VCRs, television receivers, audio equipment, car audio
                         equipment, home appliances, components, information and
                         communications equipment.

Asia       17,810      Television receivers, VCRs, audio equipment, air
                         conditioners, refrigerators, other home appliances,
                         components, semiconductors, information and
                         communications equipment, industrial equipment,
                         compressors, batteries.

Other      19,454      Home appliances, industrial equipment, components,
                         semiconductors, video and audio equipment, batteries,
                         information and  communications equipment.
           ------
   Total   79,276
           ======

In addition to its manufacturing facilities, Matsushita's properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 6.6 million square feet, research and development facilities with an aggregate floor space of approximately 6.9 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 11.2 million square feet, and administrative offices with an aggregate floor space of approximately 15.9 million square feet.

As of March 31, 1999, Matsushita leased approximately 12.9 million square feet of floor space, most of which was for sales office space.

Item 3.  Legal Proceedings
         -----------------

In November 1991, Loral Fairchild Corporation, a Delaware corporation, filed two lawsuits in the United States District Court for the District of Virginia against the Company, Matsushita Electric Corporation of America and 36 other defendants. The suits were consolidated. All defendants were charged with infringement of two U.S. patents by virtue of the production abroad and sale in the United States of certain charge coupled devices (CCDs), which are used in products such as video cameras and facsimile machines. In December 1991, this action was transferred to the United States District Court for the Eastern District of New York. The action seeks damages, attorneys' fees and a permanent injunction. The Company has asserted that the patents are invalid and not infringed upon by its products incorporating CCDs. This litigation has been bifurcated between liability and damages and has been stayed as to all defendants except one defendant. In a first liability trial involving this defendant, a jury held that it infringed the two U.S. patents at issue. In July 1996, the court granted, among other things, its subsequent motion for judgment as a matter of law, overturning the verdict. Loral Fairchild Corporation appealed this decision to the Court of Appeals for the Federal Circuit and oral argument was held in June 1997. In June 1999, the Federal Circuit affirmed the district court's claim construction and its non-infringement decision.

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

Matsushita is a co-defendant in a class-action lawsuit relating to the acquisition of MCA in 1990. Certain former stockholders of MCA who tendered their shares to Matsushita in such acquisition brought actions in the United States District Court for the Central District of California claiming, in part, that the Company violated Securities and Exchange Commission Rule 14d-10 by treating the then chairman and chief executive officer of MCA differently than other MCA stockholders in such acquisition. The district court denied plaintiffs' motion for summary judgment and subsequently granted Matsushita's motion for summary judgment in 1992. The United States Court of Appeals, Ninth Circuit (1995 WL 75487 (9th Cir. (Cal.))), reversed, in part, finding that the Company violated Rule 14d-10 and remanded for further proceedings to determine damages. The Company has since filed a petition for a writ of certiorari with the United States Supreme Court. In February 1996, the Court reversed, finding that the separate class-action settlement judgment rendered by the Delaware Supreme Court is entitled to full faith and credit even though it released claims within the exclusive jurisdiction of the federal courts, and remanded for proceedings consistent with the Court's opinion. In October 1997, the Ninth Circuit further reversed, holding that it should withhold full faith and credit from the Delaware judgment because, as a matter of law, plaintiffs were not adequately represented in Delaware. The Ninth Circuit reheard the case and, in June 1999, withdrew its previous opinion and affirmed the district court's decision of 1992.

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


Item 4.  Control of Registrant
         ---------------------

  (a) Matsushita is not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government.

  (b)    (1)  To the knowledge of the Company, no person owns more than ten percent of any class of the Company's common stock.

         (2) The total number of the Company's voting securities beneficially owned by the Directors and Corporate Auditors as a group as of March 31, 1999 is as follows:

                                                           Number of    Percent
         Title of class    Identity of person or group   shares owned   of class
         --------------    ---------------------------   ------------   --------

         Common Stock       Directors and Corporate       18,432,984     0.89%
                              Auditors -- 36 persons        shares



  (c) As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.


Item 5.   Nature of Trading Market
          ------------------------

Common Stock, American Depositary Receipts
------------------------------------------

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

The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE, and the reported high and low sales prices of the Company's American Depositary Shares on the NYSE:

                              Tokyo Stock Exchange         New York Stock Exchange
                              --------------------         -----------------------
                               Price per Share of            Price per American
                               Common Stock (yen)       Depositary Share (dollars) (a)
                               ------------------       ------------------------------
       Calendar Period         High        Low                High           Low
       ---------------         ----        ---                ----           ---
       1997
            1st quarter        2,000       1,670              166.00        142.88
            2nd quarter        2,320       1,890              206.00        153.25
            3rd quarter        2,520       2,070              211.00        170.00
            4th quarter        2,300       1,750              189.56        135.13
       1998
            1st quarter        2,140       1,820              163.94        143.06
            2nd quarter        2,280       2,025              171.00        147.88
            3rd quarter        2,375       1,800              170.00        130.50
            4th quarter        2,155       1,640              182.25        128.00
       1999
            1st quarter        2,355       1,878              195.00        157.50


         Note:  (a) The prices of American Depositary Shares, each representing
                    10 shares of Common Stock, are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points.

As of March 31, 1999, approximately 9.10% of the Company's Common Stock was owned of record by a total of 205 United States shareholders including the Depositary's nominee, considered as one shareholder of record, owning approximately 2.24% of the total Common Stock.


Item 6.  Exchange Controls and Other Limitations Affecting Security Holders
         ------------------------------------------------------------------

  (a)   Japanese Foreign Exchange Controls

        Effective April 1, 1998 the Foreign Exchange and Foreign Trade Control Law was amended and the title of the statute was changed to the Foreign Exchange and Foreign Trade Law. Under the amended Law all aspects of regulations on foreign exchange and foreign trade transactions which were subject to licensing or other approval or prior notification requirements are, with minor exceptions relating to inward direct investments (which are not generally applicable to the Company's shares), now subject to post transaction reporting requirements. Acquisitions and dispositions of shares of Common Stock or American Depositary Shares by non-residents of Japan (including foreign corporations not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance has the power to impose a licensing requirement for certain transactions in limited circumstances. Under the Foreign Exchange Law as currently in effect, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

  (b)   Description of Common Stock

        Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (Kabushiki Kaisha) and certain related legislation.

        General
        -------

        The authorized capital stock of the Company as of June 29, 1999 is 4,950,000,000 shares, which may be issued with a par value or without a par value. The Commercial Code requires that shares be in registered form. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have his name registered in the Company's register of shareholders. All of the presently outstanding shares of the Company are of a par value of 50 yen per share. The Company may, by a resolution of the Board of Directors, convert par value shares into non-par value shares or vice versa. Shareholders are required to file their names, addresses and seals with The Chuo Trust & Banking Co., Ltd., the transfer agent for the Company's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

        The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares of Common Stock of the Company. Pursuant to this system a holder of shares of Common Stock is able to choose, at his discretion, to participate in this system and deposit with the sole depositary under the system, the Japan Securities Depositary Center, all certificates of shares of Common Stock elected to be put into this system. If the holder is not a participating institution in the clearing system, the elected shares should be deposited through a participating institution such as a securities company or bank that has a clearing account with the clearing house. In the Company's register of shareholders, the deposited shares are registered in the name of the clearing house. Each participating shareholder is in turn registered in the register of beneficial shareholders and treated the same way as shareholders registered in the Company's register of shareholders. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial owners of deposited shares registered in the register of beneficial owners are entitled to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial owners are required to file with the Company's transfer agent, principally through the relevant participating institution, the same information as is required from the registered shareholders. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

        Dividends
        ---------

        The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to annual dividends, the Board of Directors of the Company may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders who are registered in the Company's register of shareholders at the end of each September 30, without prior shareholder approval, but subject to the limitations described below.

        The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

              (i)    its stated capital;

              (ii)   its capital surplus;

              (iii)  its accumulated legal reserve;

              (iv) the legal reserve to be set aside in respect of the fiscal period concerned;

              (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development expense over the aggregate of amounts referred to in (ii), (iii) and (iv) above; and

              (vi) if the Company has on its balance sheet a number of shares of its Common Stock which the Company has acquired for the purpose of transferring the same to its Directors and/or employees but such shares are yet to be so transferred, the book value of such shares.

        In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vi) above. In addition, if the Company's shareholders have adopted a resolution for the Company's purchase of shares of its Common Stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of retiring the same with retained earnings, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

        The Commercial Code, currently in effect, does not provide for "stock dividends". However, under the Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional shares by way of a stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

        In Japan the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

        Under its Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

        Transfer of capital surplus and legal reserve to stated capital and
        -------------------------------------------------------------------
        stock splits (free share distributions)
        ---------------------------------------

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

        The Commercial Code permits the Company to make a partially free distribution to shareholders by way of a rights issue at a subscription price per share which is less than the par value thereof if:

              (i) the difference between the subscription price and the par value does not exceed the amount of the stated capital minus the aggregate par value of all outstanding shares, divided by the number of new shares to be issued pursuant to such rights issue;

              (ii) the sum of the net assets of the Company (as appearing on the latest balance sheet) and the total subscription price, divided by the number of the shares outstanding immediately after the issue of the new shares, is at least 50 yen; and

              (iii) the subscription rights are made transferable.

        In order to satisfy the requirement mentioned in (i) above, the Board of Directors may transfer the whole or any part of capital surplus or legal reserve to stated capital.

        General meeting of shareholders
        -------------------------------

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

        Voting rights
        -------------

        A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and " "Unit" share system -- Voting rights of a holder of shares representing
        --------------------
        less than one unit " below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

        The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation of the Company requiring shareholders resolutions, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders or granting to Directors and/or employees rights to subscribe for new shares if the Articles of Incorporation so permit, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the "special shareholders resolution").

        Subscription rights
        -------------------

        Holders of the Company's Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

        The Commercial Code permits a company to provide in its articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. The Company's Articles of Incorporation do not so provide.

        Dilution
        --------

        In the future it is possible that market conditions and other factors might make a rights offering to shareholders at par or substantially below the market price of shares of Common Stock desirable. If the number of shares offered in a rights offering is substantial in relation to the number of shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in the Company. Existing shareholders' equity interest in the Company will be diluted, if a substantial amount of stock option rights for new shares is granted to the Company's Directors and/or employees with the exercise price set below the market price.

        Liquidation rights
        ------------------

        In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.

        Liability to further calls or assessments
        -----------------------------------------

        All the Company's presently outstanding shares of Common Stock including shares represented by the American Depositary Shares are fully paid and non-assessable.

        Transfer agent
        --------------

        The Chuo Trust & Banking Co., Ltd. is the transfer agent for the Company's Common Stock; as such transfer agent, it keeps the Company's register of shareholders in its office at 6-26, Kitahama 2-chome, Chuo-ku, Osaka, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

        Record date
        -----------

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

        Repurchase by the Company of its Common Stock
        ---------------------------------------------

        Except as otherwise permitted by the Commercial Code and the Law of Special Exception to the Commercial Code Concerning Retirement of Shares (the "Special Retirement Law") as set out below, the Company or any of its subsidiaries cannot acquire the Company's Common Stock except by means of a reduction of capital in the manner provided in the Commercial Code. The Company may acquire, its Common Stock in response to a shareholder's request for purchase of his shares representing less than one unit. See " "Unit" share system -- Right of a holder of shares
                         ------------------
        representing less than one unit to require the Company to purchase such shares " below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

        Under the Commercial Code and the Special Retirement Law the Company may acquire its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (if the Articles of Incorporation provide that the shares may be purchased for the purpose of retirement by resolution of the Board of Directors if the Board deems it especially necessary to do so in view of general economic conditions, the business and financial condition of the Company and other factors, by the resolution of the Board of Directors):

              (i) for the purpose of transferring the same to its Directors and/or employees if there exists a justifiable reason; and

              (ii) for the purpose of retirement thereof with retained earnings.

        Acquisition by the Company of shares of its Common Stock for the above purposes is subject to, among other things, the following restrictions:

              (i) the number of shares to be acquired does not exceed 10% of all issued and outstanding shares (except in the case of purchase of shares for retirement pursuant to shareholders' authorization);

              (ii) total amount of purchase price does not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of retained earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount (if the purchase is made pursuant to the resolution of the Board of Directors as referred to in the parentheses above, one-half of such permitted amount); and


              (iii) acquisition shall be made through a stock exchange transaction or by way of tender offer.

        The Company's shareholders gave, at the ordinary general meeting of shareholders held in June 1998, an authorization for the acquisition of not exceeding 120,000 shares of Common Stock for the purpose of transferring the same to all its Directors then in office and certain senior executives. Pursuant to such authorization, 113,000 shares of Common Stock were purchased for such purpose. Further, the Company's shareholders have, at the ordinary general meeting of shareholders held in June 1999, given an authorization for the acquisition of not exceeding 120,000 shares of Common stock for the same purpose.

        The Company's shareholders gave, at the ordinary general meeting of shareholders held in June 1998, an authorization for the acquisition, during the period not later than the next ordinary general meeting of shareholders, of 50,000,000 shares of Common stock for the purpose of retirement thereof with retained earnings. Pursuant to such authorization, 50,000,000 shares of Common Stock were purchased and retired with retained earnings during such period.

        In June 1998 the Company provided in its Articles of Incorporation to purchase not exceeding 200,000,000 shares by resolution of the Board of Directors for the purpose of retirement thereof with retained earnings. No such purchase pursuant to a resolution of the Board of Directors may be made after the conclusion of the ordinary general meeting of shareholders for the fiscal year ending immediately after the Board resolution. No Board resolution has been made for this purpose.

        The Special Retirement Law was amended in March 1998 enabling the Company to acquire its own shares for the purpose of retiring the same with capital surplus by resolution of the Board of Directors if the Articles of Incorporation so provide and if the Board deems it especially necessary to do so in view of general economic conditions, the business and financial condition of the Company and other factors. The acquisition of shares under this authorization is subject to the restriction that:

              (x) the total amount of the purchase price does not exceed the total amount of capital surplus and accumulated legal reserve minus the amount equal to one-fourth of stated capital; and

              (y) if the aggregate of the amounts of (i) through (vi) referred to under "Dividends" above and the amount of interim dividends distributed exceeds the net assets appearing on the balance sheets as at the latest closing of the Company's accounts, no purchase of shares for this purpose can be made.

       The Company's Articles of Incorporation do not so provide.

        "Unit" share system
        -------------------

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

        A holder who owns ADRs evidencing less than 100 American Depositary Shares will indirectly own less than a whole unit. Because transfer of ADRs does not require changes in the ownership of the underlying shares of Common Stock, holders of ADRs evidencing American Depositary Shares that constitute less than one unit of Common Stock are not affected by such restrictions in their ability to transfer such ADRs. However, because transfers of less than one unit of the underlying shares of Common Stock are normally prohibited under the unit share system, under the Deposit Agreement relating to the ADRs, the right of ADR holders to surrender their ADRs and withdraw the underlying shares of Common Stock for sale in Japan may only be exercised as to whole units of Common Stock. Although, as discussed below, under the unit share system holders of less than a unit have the right to require the Company to purchase their shares, holders of ADRs evidencing American Depositary Shares that represent other than integral multiples of whole units are unable to withdraw the underlying shares of Common Stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the right to require the Company to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than one unit.

        Rights of a holder of shares representing less than one unit to require the Company to purchase such shares

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

        Other rights of a holder of shares representing less than one unit

        A holder of shares representing less than one unit has the following rights in respect of such shares:

            (i)    the right to receive dividends (including interim dividends);

            (ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares or upon a capital decrease or merger of the Company;

                  (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders;

                  (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of the Company; and

                  (v) the right to require the Company to issue replacement share certificates for lost, stolen or destroyed share certificates.

         All other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.

         Voting rights of a holder of shares representing less than one unit

         A holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each such share, except as stated in "Voting rights" above.
         ---------------

         Consolidation by operation of law of shares constituting one unit into one share

         The unit share system is intended to be an interim measure with a view ultimately to achieve shares of a much higher denomination than at present. On a date to be specified by separate legislation, the shares comprising one unit will be deemed to be consolidated into one share. Presently it is not known when the bill specifying such date will be submitted to the Japanese parliament. If the consolidation takes place, the holder of any fractional share constituting one-hundredth of one share or any integral multiple thereof, which may result from such consideration, will be registered as the holder thereof in the register of fractional shares and the holder of any fraction representing less than a whole hundredth of one share will be entitled to receive a cash payment. A registered holder of fractional shares may request that a company issue certificates therefor, unless its articles of incorporation provide otherwise, in which case such holder may request that the company purchase such fractional shares. Fractional shares will not carry voting rights and, unless such company's articles of incorporation provide otherwise, the entitlement thereof will be limited and will not include the right to receive dividends.


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

         A similar report must also be made in respect of any subsequent change of 1% or more in any such holding with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

Item 7.  Taxation
         --------

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

For purposes of the Convention and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the American Depositary Shares evidenced by the ADRs. For purposes of this discussion, a "U.S. holder" is a holder that (i) is a resident of the United States for purposes of the Convention, (ii) does not maintain a permanent establishment or fixed base in Japan to which ADRs or Common Stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the Convention with respect to income and gain derived in connection with the ADRs or Common Stock.

Japanese taxation of Common Stock or ADRs
-----------------------------------------

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax on dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%.

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

If the Company purchases shares of its Common Stock by way of a tender offer for the purpose of retirement with retained earnings as described under "Item 6. Exchange Controls and Other Limitations Affecting Security Holders (b) Description of Common Stock -- Repurchase by the Company of its Common Stock"
                               ----------------------------------------------
and so retires such shares, the selling shareholders are deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the capital surplus attributable to the shares so sold, except that if such retirement is made on or before March 31, 2001, no such dividend is deemed to have been received but the entire profits realized by the selling shareholders from such sales are treated as gains realized from the ordinary sales of the shares and is subject to income tax or corporation tax, as appropriate. In addition, when shares acquired by the Company (whether by way of a tender offer or otherwise) for the purpose of retirement with retained earnings are retired by the Company with retained earnings, the shareholders existing at the time of such retirement are deemed to have received a dividend in an amount equal to the amount of the stated capital attributable to the retired shares and calculated in proportion to each shareholder's shares at the time of such retirement, except that if such retirement is made on or before March 31, 2001, no income tax is payable with respect to such portion deemed as a dividend. If the Company purchases shares of its Common Stock for the purpose of retirement with capital surplus and so retires such shares, the entire profits realized by the selling shareholders from such sales are treated as gains realized from ordinary sales of the shares and is subject to income tax or corporation tax, as appropriate. In this case, no taxable event is deemed to accrue from such retirement to the shareholders existing at the time of retirement.

United States taxation of Common Stock or ADRs
----------------------------------------------

Dividends received by an U.S. holder of ADRs or Common Stock will be includable in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company as determined for U.S.
federal income tax purposes.

Subject to limitations set out in the Code, an U.S. holder of ADRs or Common Stock of the Company will be entitled to a credit for Japanese tax withheld in accordance with the Convention from dividends paid by the Company. For purposes of the foreign tax credit limitation, dividends will be foreign source income, but will constitute "passive" or "financial services" income.

Dividends paid by the Company to U.S. corporate holders of ADRs or Common Stock will not be eligible for the dividends-received deduction.


Item 8.  Selected Financial Data
         -----------------------

                                         Yen (billions),
                            except per share amounts and yen exchange rates
                        --------------------------------------------------------
                                    Fiscal year ended March 31,
                        --------------------------------------------------------
                            1999        1998        1997       1996        1995
                            ----        ----        ----       ----        ----
Income Statement Data:
----------------------

Net sales                   7,640       7,891       7,676      6,795      6,948
Income before income
  taxes                       202         356         332         77        232
Net income (loss)              14          94         138        (57)        90
Per common share:
   Net income (loss):
      Basic                  6.48       44.32       65.39     (27.12)     43.15
      Diluted                6.48       41.53       60.64     (27.12)     41.04
   Dividends                12.50       13.00       12.50      12.50      13.50
                          ($0.097)    ($0.107)    ($0.112)   ($0.136)   ($0.136)

Balance Sheet Data:
-------------------

Total assets                7,938       8,564       8,696      8,012      8,202
Long-term debt                709         690         923      1,019      1,291
Minority interests            609         618         611        560        556
Stockholders' equity        3,533       3,770       3,696      3,398      3,255

Yen exchange rates per
----------------------
  U.S. dollar:
  ------------
   Year-end                118.43      133.29      123.72     107.00      86.85
   Average                 128.19      122.78      113.19      97.09      98.48
   High                    108.83      111.42      104.49      81.12      86.85
   Low                     147.14      133.99      124.54     107.29     105.38

         Notes:    1.   Dividends per share reflect those paid during each
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

                   3. Fiscal 1999 and 1998 net income represent amounts after subtracting the impact of approximately 53 billion yen and 33 billion yen, respectively, attributable to adjustments of net deferred tax assets to reflect reductions in Japan's corporate income tax rate.


Item 9.  Management's Discussion and Analysis of Financial Condition and
         ---------------------------------------------------------------
         Results of Operations
         ---------------------

    (a)  Results of Operations

         During the three-year period ended March 31, 1999 ("fiscal 1997," "fiscal 1998," and "fiscal 1999"), the Japanese economy turned from a recovery phase to a recession. Whereas fiscal 1997 was marked by a continued recovery from the previous recession in the early 1990s, the Japanese economy experienced a setback in fiscal 1998. This was triggered by a raise in the consumption tax rate and the failure of several financial institutions, which collectively led to a decline in private business sector demand and diminished consumer confidence. In fiscal 1999, the sluggishness of the domestic economy deepened further, as seen in lower corporate capital investment and consumer spending.

         Outside Japan, economic conditions in North America and Western Europe were generally favorable throughout this three-year period. Asian economies, however, experienced a downturn in fiscal 1998 following an outbreak of currency-related turmoil in Southeast Asia in the summer of 1997. In fiscal 1999, that turmoil spread to the Commonwealth of Independent States (CIS) and Latin America. This, together with the lingering recession in Asia, increased uncertainty in the global economy.

         Reflecting the aforementioned factors, Japan's Gross Domestic Product in real terms increased 4.4% in fiscal 1997 and decreased 0.4% and 2.0% in fiscal 1998 and fiscal 1999, respectively.

         Inflation rates in Japan for the three-year period were low in terms of the consumer price index with the wholesale price index showing a deflationary trend in fiscal 1999. This trend, combined with intensified worldwide price competition, caused price declines in electronic products. This had a negative impact on the Company's earnings especially in industrial products and components sectors, as mentioned later. A large portion of the Company's overseas business is conducted in low inflation areas, and operations in highly inflationary environments were not material.

         Because of the size of Matsushita's international business operations, the Company is exposed to both translation and transaction risk stemming from currency exchange rate fluctuations. Translation risk is a risk with regard to consolidation of foreign currency denominated financial statements of overseas subsidiaries. Depending on the fluctuation of the exchange rate, the value of overseas subsidiaries can differ from period to period when translated into yen. This is a reporting consideration and does not affect business operations. Transaction risk is a risk that occurs in export, import and other transactions when two or more different currencies are involved. This is a risk that the currency structure of the Company's sales and assets deviates from the currency structure of expenses and liabilities during the transaction period.

         The Company's business was favorably affected by the yen's depreciation during the three-year period. In order to alleviate the effects of currency-related transaction risk, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also recently implemented matching of exports and imports exchange contracts. As a basic countermeasure against currency exchange risk, the Company has also been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports. The Company does not have any material unhedged monetary assets, liabilities, or commitments denominated in currencies other than the operation's functional currency.

         During this period, Matsushita focused its management efforts on mid-term growth. In fiscal 1998 following the previous three-year business plan, the Company implemented the four-year Progress 2000 Plan. The basic objective of the Plan is to build a stronger management structure leading to the creation of an enterprise that provides the utmost in customer satisfaction in the 21st century. The Progress 2000 Plan emphasizes enhancement of the Company's earnings ratios through balanced growth in three primary business sectors -- consumer products, industrial products and components -- along with balanced growth of domestic and overseas operations. To this end, the Plan calls for various structural reforms and strengthened product competitiveness. The Plan specifies five priority businesses to propel the growth of the entire Company, namely digital TV systems, semiconductors, display devices, optical discs, and mobile communications equipment.

         Matsushita's consolidated sales and earnings results during the last three fiscal years, reflecting all the aforementioned external and internal conditions, can be summarized as follows:

         In fiscal 1997, net sales increased 13.0% to 7,676 billion yen. This was attributable to a favorable economic environment and successful management steps under the previous three-year business plan. Net income climbed to 138 billion yen, compared to a net loss of 57 billion yen in fiscal 1996, when the Company incurred a one-time non-operating loss of approximately 164 billion yen primarily relating to the sale of a controlling interest in MCA (currently Universal Studios Inc.).

         In fiscal 1998, net sales increased 2.8% to 7,891 billion yen, helped mainly by growth in overseas sales, notably in North America and Europe. Net income decreased 32.1% to 94 billion yen, due mainly to slowed demand in Japan and Asia and intensified price competition which impacted operating profit. The Company also incurred a 33 billion yen negative impact from adjustments of net deferred tax assets to reflect a reduction in Japan's corporate income tax rate. Without the effects of these adjustments, net income for fiscal 1998 would have decreased 8.0%.

         In fiscal 1999, net sales decreased 3.2% to 7,640 billion yen, mainly reflecting the sluggish Japanese economy and worsened overseas economic conditions, especially in Southeast Asia and the CIS. Net income dropped 85.5% to 14 billion yen, primarily because of decreased sales and price declines due to intensified worldwide competition negatively impacting operating profit. The net income reduction was further exacerbated by the negative effect of 53 billion yen adjustments of net deferred tax assets reflecting a further reduction in Japan's corporate income tax rate. Without the effects of these adjustments, net income for fiscal 1999 would have decreased 47.7%.

         Year ended March 31, 1999 compared with 1998
         --------------------------------------------

         (1)  Sales
              -----

         Consolidated net sales in fiscal 1999 decreased 3.2% to 7,640 billion yen, from 7,891 billion yen in the previous year. This decrease was attributed primarily to lower demand in Japan and worsened overseas market conditions, especially in Southeast Asia and the CIS.

         Domestic sales declined 3.6% to 3,752 billion yen, reflecting sluggish demand in product areas such as industrial products and components due to slow corporate capital investments and price declines. Domestic sales declined despite successful sales increases in the video and audio equipment field and contributions from certain new home appliance products. Despite solid sales growth in North America and Europe, led by video and audio equipment, overseas sales fell 2.8% to 3,888 billion yen, due mainly to depressed demand in Southeast Asia, the CIS, and Latin America.

         Sales by major product categories were as follows:

         Sales of consumer products decreased 2.1% to 3,289 billion yen. In this category, sales of video and audio equipment edged up 0.5% to 1,895 billion yen. Domestic sales of consumer products showed favorable growth, led by digital AV products such as digital camcorders and DVD players. Overseas, sales in North America and Western Europe marked strong gains, with TVs and VCRs leading the way. However, this growth was offset by drops in sales in Southeast Asia and the CIS. Meanwhile, sales of home appliances and household equipment fell 5.4% to 1,394 billion yen. This decline was mainly due to sluggish demand in the primary market, Japan, and decreased sales in overseas markets such as Southeast Asia. This decline occurred despite favorable market acceptance of industry-first products such as the centrifugal force washing machine.

         Sales of industrial products totaled 2,867 billion, down 3.3% from the previous year. Of this, sales of information and communications equipment decreased 5.1% to 2,150 billion yen, principally because of worldwide price declines in computer peripherals, notably PC displays and hard disk drives. Helped by overseas growth, sales of mobile communications equipment, broadcast- and business-use video systems, and printers expanded. Industrial equipment sales rose 2.3% to 717 billion yen, as robust sales of car AV equipment in and outside Japan more than offset a fall in sales of FA equipment.

         Sales of components decreased 5.2% to 1,484 billion yen, reflecting sluggish sales of semiconductors and general electronic components due to slow demand in Japan and other Asian markets, as well as global price declines. However sales of compact batteries and electric motors, chiefly for the information and communications industry, were favorable especially in overseas markets.

         (2)  Operating Profit
              ----------------

         Operating profit decreased 42.6% to 194 billion yen, from 338 billion yen a year ago. Major factors for this decline were negative effects of reduced sales in Japan, Asia, and emerging markets; worldwide price declines, particularly in industrial products and components; and increases in fixed costs, including R&D expenditures and depreciation.

         (3)  Other Income (Deductions)
              -------------------------

         Other income (net) totaled 9 billion yen, down from 18 billion yen in fiscal 1998. Major causes for this decrease included lower interest and dividend income and other non-operating expenses such as loss on liquidation of a U.S. joint venture for production of computer peripherals components.

         (4)  Provision for Income Taxes
              --------------------------

         Provision for income taxes amounted to 175 billion yen. Its ratio to income before income taxes climbed to 86.7% from 66.0% a year ago, primarily owing to adjustments of net deferred tax assets at the end of fiscal 1999. This reflects a reduction for the second consecutive year in Japan's corporate income tax rate. (See Note 9 of the Notes to Consolidated Financial Statements.)

         (5)  Minority Interests
              ------------------

         Minority interests decreased to 8 billion yen, from 26 billion yen in fiscal 1998, reflecting the earnings decrease of subsidiaries in challenging economic conditions.

         (6)  Equity in Earnings (Losses) of Associated Companies
              ---------------------------------------------------

         Equity in earnings (losses) of associated companies was a loss of 6 billion yen, compared with a loss of 1 billion yen in the prior year. This aggravation was caused by increased losses of certain associated companies, including the aforementioned U.S. joint venture for computer peripherals components.

         (7)  Net Income
              ----------

         As a result of all the factors stated in the preceding paragraphs, net income for fiscal 1999 decreased to 14 billion yen, compared with 94 billion yen in fiscal 1998. Its ratio to sales declined to 0.2%, compared with 1.2% in the prior year.


         Year ended March 31, 1998 compared with 1997
         --------------------------------------------

         (1)  Sales
              -----

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

         Sales of industrial products, consisting of information and communications equipment, and industrial equipment, increased 8.9% to 2,965 billion yen. Sales of information and communications equipment grew 12.1% to 2,264 billion yen, reflecting solid advances in overseas sales of PCs and PC peripherals, video systems for commercial and industrial use, and facsimile machines. Industrial equipment sales remained almost flat at 701 billion yen, as a moderate increase in sales of FA equipment and car AV equipment offset a decline in demand for other industrial equipment such as power distribution equipment and vending machines.

         Sales of components rose 3.6% to 1,567 billion yen. This result was principally attributable to firm sales of general components and semiconductors for use in information and communications equipment and digital AV equipment. Sales of electric motors and batteries, notably compact high-performance types, also advanced steadily.

         (2)   Operating Profit
               ----------------

         Operating profit decreased 9.7% to 338 billion yen, compared with the previous year's 374 billion yen, reflecting the adverse effects of decreased or negative sales gains in Japan and other Asian markets due to declining demand and intensified worldwide price competition.

         (3)   Other Income (Deductions)
               -------------------------

         Other income (net) registered a gain of 18 billion yen in fiscal 1998, compared with a loss of 42 billion yen in fiscal 1997, when the Company recorded impairment losses of 153 billion yen related to NL Finance Co., Ltd. (NLF), a financial subsidiary, along with gross realized gains of 104 billion yen from the sale of available-for-sale securities. During fiscal 1998, the Company recognized an impairment loss of 57 billion yen associated with the machinery and equipment of subsidiaries to manufacture semiconductors, of which the prices have significantly decreased, along with an impairment loss of 31 billion yen related to the decline in value of land held, and foreign exchange losses of 25 billion yen mainly related to currency devaluations in Southeast Asian countries. On the other hand, the Company recorded gross realized gains of 118 billion yen from the sale of available-for-sale securities. (See Notes 4, 5 and 6 of the Notes to Consolidated Financial Statements.)

         (4)   Provision for Income Taxes
               --------------------------

         Provision for income taxes amounted to 235 billion yen. Its ratio to income before income taxes increased to 66.0%, compared with 46.8% in fiscal 1997, mainly due to adjustments of net deferred tax assets during fiscal 1998 to reflect a reduction in Japan's corporate income tax rate. (See Note 9 of the Notes to Consolidated Financial Statements.)

         (5)   Minority Interests
               ------------------

         Minority interests totaled 26 billion yen, compared with 44 billion yen in fiscal 1997, reflecting the earnings decrease of several subsidiaries.

         (6)   Equity in Earnings (Losses) of Associated Companies
               ---------------------------------------------------

         Equity in earnings (losses) of associated companies was a loss of 1 billion yen, compared with a gain of 6 billion yen in the prior year, due to increased losses of certain associated companies, including the one for production of components for PC peripherals which became an associated company during fiscal 1998.

         (7)   Net Income
               ----------

         Due to the factors stated in the preceding paragraphs, net income for fiscal 1998 decreased to 94 billion yen, compared with 138 billion yen in fiscal 1997. Its ratio to sales was 1.2%, compared with 1.8% in the previous year.


         Year ended March 31, 1997 compared with 1996
         --------------------------------------------

         (1)   Sales
               -----

         Consolidated net sales in fiscal 1997 reached 7,676 billion yen, up 13.0% from the previous year's 6,795 billion yen. This increase was achieved in a generally favorable worldwide economic environment.

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

         Sales of components rose 5.7% to 1,512 billion yen, as the adverse effect of price declines in semiconductors was more than offset by growth in sales of general components, LCD panels, and compact lithium-ion rechargeable batteries.

         (2)   Operating Profit
               ----------------

         Despite the negative effect of worldwide price declines, operating profit increased 41.4% to 374 billion yen, compared with the previous year's 264 billion yen, due principally to the Company's efforts to lower manufacturing costs and other expenses, the growth in sales, and the favorable effects of the yen's depreciation.

         (3)   Other Income (Deductions)
               -------------------------

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

         (4)   Provision for Income Taxes
               --------------------------

         Provision for income taxes amounted to 155 billion yen. Its ratio to income before income taxes decreased to 46.8%, compared with 150.7% in fiscal 1996, when the Company incurred the aforementioned, non-tax-deductible loss relating to the MCA equity sale.

         (5)   Minority Interests
               ------------------

         Minority interests totaled 44 billion yen, compared with 22 billion yen in fiscal 1996, reflecting the earnings improvement of several subsidiaries.

         (6)   Equity in Earnings of Associated Companies
               ------------------------------------------

         Equity in earnings of associated companies increased to 6 billion yen from 4 billion yen in the prior year, due to the improvement in earnings of certain associated companies.

         (7)   Net Income
               ----------

         Due to the factors stated in the preceding paragraphs, net income for fiscal 1997 grew to 138 billion yen, compared with the prior year's net loss of 57 billion yen. Its ratio to sales was 1.8%, compared with (0.8%) in the previous year.

   (b)   Financial Position and Liquidity


         The Company's consolidated total assets at the end of fiscal 1999 decreased to 7,938 billion yen, compared with 8,564 billion yen a year ago. This drop was largely attributable to reductions in the aggregate amount of cash and cash equivalents and in inventories. Stockholders' equity at the end of fiscal 1999 also slid, to 3,533 billion yen, from 3,770 billion yen in the previous year, caused mainly by a decrease in retained earnings reflecting retirement of treasury stock and the negative effect of the yen's year-end exchange rate on accumulated other comprehensive loss (translation adjustments).

         The Company's capital investment during fiscal 1999 totaled 352 billion yen, a fall from the previous year's figure of 474 billion yen. This decline was primarily owing to more selective investment in the area of components and devices, including semiconductors and LCD devices. In contrast, depreciation during the year edged up to 366 billion yen, compared with 360 billion yen in fiscal 1998.

         Net cash provided by operating activities in fiscal 1999 amounted to 499 billion yen, down from 529 billion yen in the previous fiscal year, chiefly owing to a fall in net income.

         Net cash used in investing activities came to 378 billion yen, compared with 431 billion yen in fiscal 1998. This decline was primarily attributable to a smaller degree of increase in investments and advances than in the previous year and to a cutback in capital expenditures.

         Net cash used in financing activities rose to 434 billion yen, from 224 billion yen a year ago, reflecting increased cash outflows, mainly for greater repayments of long-term debt and repurchase of the Company's common stock.

         All these activities, compounded by the effect of exchange rate changes, resulted in a net decrease of 372 billion yen in cash and cash equivalents during fiscal 1999. Cash and cash equivalents at the end of fiscal 1999 totaled 1,534 billion yen, compared with 1,906 billion yen a year ago.


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

         Maturities and fair values of available-for-sale securities were as follows at March 31, 1999 and 1998:

                                                Yen (millions)
                                    ---------------------------------------
                                           1999                 1998
                                    -----------------    ------------------
                                    Carrying   Fair      Carrying    Fair
                                     amount    value      amount     value
                                    --------   ------    --------    ------
     Due within one year            122,666   122,676    123,396    123,901
     Due after one year
       through five years            94,793    94,554     92,813     92,616
     Due after five years                 2         3        253        178
     Equity securities              386,024   580,487    400,383    571,012
                                    -------   -------    -------    -------

                                    603,485   797,720    616,845    787,707
                                    =======   =======    =======    =======

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

         The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar revenues, at March 31, 1999 and 1998. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of "Interest Rate Risk."

                                                Yen (millions)
                                    --------------------------------------
                                           1999                 1998
                                    ------------------   -----------------
                                    Contract    Fair     Contract   Fair
                                     amount     value     amount    value
                                    -------     ------   -------    ------
     Forward:
        To sell foreign currencies  312,453    (2,065)   419,806   (9,182)
        To buy foreign currencies    62,371       596    132,567      200
     Options purchased to sell
        foreign currencies            3,670       (15)     7,620      (73)
     Options purchased to buy
        foreign currencies                -         -      2,378       55
     Options written to buy
        foreign currencies            3,873        36          -        -

         Interest Rate Risk:

         The Company's exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Interest rate swaps may be entered into from time to time by the Company to hedge cash flows of interests and fair values of debt. However, interest rate swaps utilized by the Company at March 31, 1999 and 1998 were not material.

         The following tables provide information about the Company's financial instruments that are sensitive to changes in interest rates at March 31, 1999 and 1998. The table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

                                                                      Yen (millions)
                                   ------------------------------------------------------------------------------------
                                                 Carrying amount and maturity date (as of March 31, 1999)
                                   ------------------------------------------------------------------------------------
                        Average
                        interest                                                                     There-       Fair
                         rate        Total       2000      2001       2002      2003        2004     after       value
                       --------      -----       ----      ----       ----      ----        ----    -------      -----
Long-term debt,
 including current
 portion:
   Japanese yen
    convertible bonds      1.5%     264,403               21,000    99,010    16,999      98,911    28,483      361,963
   Straight bonds
    issued by a
    subsidiary             1.9%      20,000                          5,000                 5,000    10,000       19,795
   U.S. dollar
    unsecured bonds        5.8%     120,265                                  120,265                            124,926
   Unsecured yen
    loans from banks
    and insurance
    companies and
    others                 1.9%     434,211   134,512    127,548    97,413    53,316      17,359     4,063      430,952
------------------------------------------------------------------------------------------------------------------------
           Subtotal                 838,879   134,512    148,548   201,423   190,580     121,270    42,546      937,636
 Foreign exchange
  contracts                           4,717                                    4,717                              4,888
------------------------------------------------------------------------------------------------------------------------

           Total                    843,596   134,512    148,548   201,423   195,297     121,270    42,546      942,524
------------------------------------------------------------------------------------------------------------------------

                                                                    Yen (millions)
                                  ------------------------------------------------------------------------------------
                                                Carrying amount and maturity date (as of March 31, 1998)
                                  ------------------------------------------------------------------------------------
                       Average
                       interest                                                                  There-       Fair
                         rate      Total     1999        2000     2001      2002        2003     after        value
                        -------    -----     ----        ----     ----      ----        ----     -------      -----
Long-term debt,
 including current
 portion:
   Japanese yen
    convertible bonds     1.4%     498,020   233,600               21,000    99,021      16,999   127,400      576,152
   U.S. dollar
    unsecured bonds       5.8%     131,730                                              131,730                142,317
   Euro medium-term
    notes                 5.6%       5,284     5,284                                                             5,255
   Unsecured yen
    loans from banks
    and insurance
    companies and
    others                2.2%     421,332   121,068     75,451   120,570    74,592      23,986     5,665      416,319
-----------------------------------------------------------------------------------------------------------------------
           Subtotal              1,056,366   359,952     75,451   141,570   173,613     172,715   133,065    1,140,043
 Foreign exchange
  contracts                         (6,833)                                              (6,833)               (12,077)
-----------------------------------------------------------------------------------------------------------------------

           Total                 1,049,533   359,952     75,451   141,570   173,613     165,882   133,065    1,127,966
-----------------------------------------------------------------------------------------------------------------------

  (d)    Regarding Environment

         In June 1998, certain Japanese prefectural and municipal authorities announced, based on the Company's and its subsidiaries' reports, that a higher level of harmful substances than allowed by Japan's current environmental standards was detected in underground water taken from the Company's and a certain number of subsidiaries' factory sites. These substances, known as volatile organic compounds, include trichloroethylene, tetrachloroethylene and trichloroethane, and were used in the past for washing metal parts and semiconductors. It is believed that the underground water was contaminated by small quantities of these substances sinking into the soil. Matsushita ceased the use of such substances for the above purposes before the end of 1995 in all of its domestic factories. The Company has been taking measures necessary to remove the excess substances at the factory sites mentioned above. Moreover, to check the possibility that other sites may also be contaminated, the Company conducted thorough inspections of all 112 domestic manufacturing sites, including subsidiaries and affiliates. For sites with any signs of contamination, the Company made reports to the related prefectural and municipal authorities. The Company is currently conducting appropriate removal and purification processes in accordance with the Japanese Environment Agency's guidelines and municipal recommendations.

         With regard to overseas manufacturing sites, the Company will completely cease the use of volatile organic compounds by the end of 1999, and will complete its inspection and analysis of manufacturing sites worldwide by the end of fiscal 2000. The Company has to date spent approximately 2 billion yen for all current remedial actions. Over the next several years, the Company expects that it will incur additional costs. However, such future costs cannot be estimated precisely at this stage. The Company does not believe this will have a material adverse effect on its liquidity, financial position, or results of operations.

         The Company is not aware of any other incidents of this kind that may have a material adverse effect on its liquidity, financial position, or results of operations. It is difficult to estimate future environmental expenditures because of the many uncertainties involved, including the future status of the law, regulations and technology. However, the Company believes that capital expenditures and expenses to be incurred in complying with current laws and regulations for environmental protection will not have a material adverse effect upon its liquidity, financial position, or result of operations.


  (e)    Year 2000 Issue

         (1)  Policy
              ------
         The Company recognizes the importance of the Year 2000 issue from the standpoint of its business continuity and customer service, and has been pursuing corporate-wide initiatives to cope with this issue.

         (2)  Project
              -------

         In July 1997, management issued a corporate release, Towards Readiness for the Year 2000 Issue, and in June 1998, commenced the Matsushita groupwide project, Groupwide Council Towards Readiness for the Year 2000 Issue headed by the Executive Vice President in charge of planning, information systems, logistics, intellectual property and corporate multimedia. In accordance with the project, the Council investigates the state of the Company's products, internal information systems, manufacturing facilities, suppliers of raw materials and parts, infrastructure such as buildings and other facilities to identify potential problems; collects information on the state of readiness; implements and advances remedial measures; and regularly reports to management on the status of progress. The Council confers with management as to the appropriate measures to be taken and engages in various educational activities both within the Matsushita group and with related parties.

         (3)  State of readiness
              ------------------

         In December 1998, the Company completed an identification and assessment in respect of the potential impact of the Year 2000 issue on the Company's products. By the end of March 1999, necessary notice to relevant customers on required remedial measures was completed. Remedial measures are being implemented in consultation with customers and it is anticipated all necessary work will be completed by the end of September 1999.

         Remedial activities have been going on in stages in respect of internal information systems; identification of potential problems and impact analysis was completed by the end of 1996, and system adjustment and installation of core systems such as accounting, production, sales and distribution and other logistics will be completed by September 1999, after verification tests.

         The Company is also addressing the information systems and other facilities of external vendors and other suppliers by obtaining confirmation from them with tests being conducted wherever necessary.

         (4)  Costs
              -----

         Costs required for Year 2000 readiness measures with respect to internal information systems and production facilities are extremely difficult to calculate as they are mainly handled by the Company's information systems department as part of their routine operations. The Company's payment to outside sources in relation to modifications of systems to deal with the Year 2000 issue and for the upgrade or replacement of existing systems are estimated to amount to approximately 19 billion yen, of which approximately 80% was accounted for in the Company's financial statements for the year ended March 1999, or earlier. The Company does not anticipate the total costs for these measures to have a material effect on its consolidated operations and financial position.

         (5)  Contingency Plan
              ----------------

         In order to prepare for a worst-case scenario, the Company has established a contingency plan and a number of internal systems to ensure a smoother transition for customers of the Company's products, information systems, production systems, suppliers of raw materials and parts, buildings and related equipment and others.

         (6)  Risks
              -----

         As this issue involves a number of outside parties in diverse areas and as the effect of possible failure by one party or segment is likely to be widespread, many aspects of the Company's Year 2000 project are outside its control. Furthermore, because the Company's operations encompass many different countries, there is no guarantee that the Year 2000 issue will be addressed with the same degree of attention in different parts of the world. Thus, unforeseen problems may arise in different countries. These factors make it impossible for the Company to ensure that it will avoid material effect on its operations or business, or that it can insulate itself completely from third-party liability arising from the Year 2000 issue.


  (f)    New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," applicable for the fiscal year beginning April 1, 2000. This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company has not yet determined the impact that the adoption of SFAS No. 133 will have on the results of operations or financial position.

         In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," applicable for the fiscal year beginning April 1, 1999. SOP 98-1 provides guidance on when costs for internal use computer software should be capitalized or expensed as incurred. The Company does not expect that the adoption will materially affect the results of operations or financial position.


  (g)    Information by Segment

         In accordance with the ministerial disclosure requirements under the Securities and Exchange Law of Japan, the Company has reported sales, operating profit, identifiable assets, depreciation and capital investment by business segment and also has reported sales, operating profit and identifiable assets by geographical location of companies. Business segments correspond to categories of activity classified primarily by markets and products. "Consumer products" includes video and audio equipment, as well as home appliances and household equipment. "Industrial products" includes information and communications equipment and industrial equipment. "Components" includes electronic components, semiconductors, motors and batteries.

         Information by segment for fiscal 1999 and 1998 is shown in the tables below:

         By Business Segment:

                                                             Yen (billions)
                                                          ---------------------
                                                           1999           1998
                                                          ------         ------
         Sales:
          Consumer products:
            Customers                                      3,289          3,359
            Intersegment                                       7              7
                                                          ------         ------
                   Total                                   3,296          3,366
          Industrial products:
            Customers                                      2,867          2,965
            Intersegment                                       8              5
                                                          ------         ------
                   Total                                   2,875          2,970
          Components:
            Customers                                      1,484          1,567
            Intersegment                                     761            768
                                                          ------         ------
                   Total                                   2,245          2,335
         Eliminations                                       (776)          (780)
                                                          ------         ------

                Consolidated total                         7,640          7,891
                                                          ======         ======

         Operating profit:
             Consumer products                                91            100
             Industrial products                             154            222
             Components                                       18             86
             Corporate and eliminations                      (69)           (70)
                                                          ------         ------

                Consolidated total                           194            338
                                                          ======         ======

         Identifiable assets:
             Consumer products                             2,346          2,455
             Industrial products                           2,034          2,087
             Components                                    1,681          1,754
             Corporate and eliminations                    1,877          2,268
                                                          ------         ------

                Consolidated total                         7,938          8,564
                                                          ======         ======

         Depreciation:
             Consumer products                                82             78
             Industrial products                              90             84
             Components                                      185            190
             Corporate and eliminations                        9              8
                                                          ------         ------

                Consolidated total                           366            360
                                                          ======         ======

         Capital investment (including intangibles
         other than goodwill)*:
             Consumer products                                84             81
             Industrial products                              97            111
             Components                                      168            280
             Corporate and eliminations                        8              8
                                                          ------         ------

                Consolidated total                           357            480
                                                          ======         ======

*    Intangibles mainly represent rights to public facilities and patents.

By Geographical Location of Companies:

                                                               Yen (billions)
                                                           ---------------------
                                                           1999           1998
                                                          ------         ------
         Sales:
            Japan:
              Customers                                    4,920          5,265
              Intersegment                                 1,046            991
                                                          ------         ------
                     Total                                 5,966          6,256
            North and South America:
              Customers                                    1,125          1,058
              Intersegment                                    35             42
                                                          ------         ------
                     Total                                 1,160          1,100
            Europe:
              Customers                                      736            614
              Intersegment                                    31             28
                                                          ------         ------
                     Total                                   767            642
            Asia and Others:
              Customers                                      859            954
              Intersegment                                   474            428
                                                          ------         ------
                     Total                                 1,333          1,382
            Eliminations                                  (1,586)        (1,489)
                                                          ------         ------

                   Consolidated total                      7,640          7,891
                                                          ======         ======

         Operating profit:
            Japan                                            194            326
            North and South America                            7             11
            Europe                                            11             15
            Asia and Others                                   51             52
            Corporate and eliminations                       (69)           (66)
                                                          ------         ------

                   Consolidated total                        194            338
                                                          ======         ======

         Identifiable assets:
            Japan                                          4,703          4,781
            North and South America                          488            533
            Europe                                           356            317
            Asia and Others                                  681            762
            Corporate and eliminations                     1,710          2,171
                                                          ------         ------

                   Consolidated total                      7,938          8,564
                                                          ======         ======

         Notes:    1.    Corporate expenses include certain corporate R&D
                         expenditures and general corporate expenses.

                   2. Corporate assets consist of cash and cash equivalents, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Item 10.  Directors and Officers of Registrant
          ------------------------------------

  (a) The Articles of Incorporation of the Company provide that the number of Directors of the Company shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company's affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors, and Managing Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, Senior Managing Directors, and Managing Directors are Representative Directors and severally represent the Company. The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within two years from their assumption of office, and in the case of Corporate Auditors, within three years from their assumption of office. However, they may serve any number of consecutive terms.

         The Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Corporate Auditors should be a person who has not been a director, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his election as a Corporate Auditor. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company's affairs. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote.

         The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of the Company's affairs and financial position and other matters concerning the performance of the Corporate Auditors' duties.

         The Corporate Auditors may not at the same time be Directors, managers or employees of the Company.

         Set forth below are the names of Directors and Corporate Auditors after the ordinary general meeting of shareholders held on June 29, 1999, their positions and offices with Matsushita Electric Industrial Co., Ltd., and the periods during which they have served as Director or Corporate Auditor.

                                                                         Director/
                                                                         Corporate
              Name                  Positions with registrant          Auditor since
              ----                  -------------------------          -------------
         Masaharu Matsushita    Chairman of the Board of Directors         1944
         Yoichi Morishita       President and Director                     1987
         Kazuhiko Sugiyama      Executive Vice President and Director      1996
         Masayuki Matsushita    Executive Vice President and Director      1986

                                                                         Director/
                                                                         Corporate
              Name                  Positions with registrant          Auditor since
              ----                  -------------------------          -------------
         Tsutomu Fukuhara       Senior Managing Director                   1988
         Kunio Nakamura         Senior Managing Director                   1993
         Motoi Matsuda          Senior Managing Director                   1993
         Atsushi Murayama       Senior Managing Director                   1995
         Kazuo Toda             Senior Managing Director                   1994
         Osamu Tanaka           Senior Managing Director                   1995
         Katsuro Sakakibara     Managing Director                          1992
         Seinosuke Kuraku       Managing Director                          1994
         Susumu Ishihara        Managing Director                          1994
         Kazuhiro Mori          Managing Director                          1999
         Yukio Shohtoku         Managing Director                          1994
         Sukeichi Miki          Managing Director                          1997
         Kyonosuke Ibe          Director                                   1979
         Josei Ito              Director                                   1994
         Tokio Miyao            Director                                   1996
         Yoshinori Kobe         Director                                   1996
         Yoshitomi Nagaoka      Director                                   1996
         Hiroaki Enomoto        Director                                   1996
         Seiichi Wakino         Director                                   1997
         Yoshio Hino            Director                                   1997
         Toshio Sugiura         Director                                   1997
         Haruo Ueno             Director                                   1998
         Takami Sano            Director                                   1998
         Susumu Koike           Director                                   1998
         Fumio Otsubo           Director                                   1998
         Toru Ishida            Director                                   1999
         Yoshiaki Kushiki       Director                                   1999
         Tameshige Hirata       Director                                   1999
         Kazuo Ichikawa         Senior Corporate Auditor                   1998
         Mamoru Furuichi        Senior Corporate Auditor                   1997
         Masaaki Arai           Corporate Auditor                          1974
         Toshio Miyoshi         Corporate Auditor                          1994

  (b) There are no family relationships between any Director or Corporate Auditor and any other Director or Corporate Auditor of the Company except as described below:

         Masayuki Matsushita, Executive Vice President and Director is a son of Masaharu Matsushita, Chairman of the Board of Directors.

Item 11.  Remuneration of Directors and Officers
          --------------------------------------

  (a) The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 1999 to all Directors and Corporate Auditors as a group (42 persons) for services in all capacities was 1,403 million yen.

  (b) In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to approval of the general meeting of shareholders. Retirement allowances provided for Directors and Corporate Auditors for fiscal 1999 amounted to 269 million yen.


Item 12.  Options to Purchase Securities from Registrant or Subsidiaries
          --------------------------------------------------------------

In May 1998, the Board of Directors decided to implement the Company's first stock option plan for Board members and select senior executives and to purchase the Company's own shares for transfer to them under the plan, pursuant to
Article 210-2 of the Japanese Commercial Code. Upon the approval of shareholders at the ordinary general meeting of shareholders held in June 1998 and subsequent Board of Directors' resolutions, the stock options (rights to purchase common shares) were provided to the then 32 Directors on the Board and four select senior executives, at amounts ranging from 2,000 to 10,000 common shares each.

The stock options are exercisable from July 1, 2000 to June 30, 2004, at 2,291 yen per common share, the exercise price calculated by a formula approved by shareholders at the said annual shareholders meeting. In order to cover these options the Company in early July 1998 purchased on the Tokyo Stock Exchange a total of 113,000 common shares with an aggregate purchase price of approximately 252 million yen.

At the ordinary general meeting of shareholders held in June 1999, the shareholders approved another stock option plan for Board members and select senior executives. As in the previous year, the 32 Directors currently on the Board and four select senior executives were granted stock options at amounts ranging from 2,000 to 10,000 shares each.

Under this stock option plan, the stock options are exercisable from July 1, 2001 to June 30, 2005, at 2,476 yen per common share, as determined in the same manner as last year. Shareholders authorized the purchase of Common Stock up to 120,000 shares or a total value not to exceed 350 million yen to cover these options.


Item 13.  Interest of Management in Certain Transactions
          ----------------------------------------------

         None

                                     PART II


Item 14.  Description of Securities to be Registered
          ------------------------------------------

         Not applicable


                                    PART III


Item 15.  Defaults upon Senior Securities
          -------------------------------

         None


Item 16.  Changes in Securities and Changes in Security for Registered
          ------------------------------------------------------------
          Securities
          ----------

         None

                                     PART IV


Item 17.  Financial Statements
          --------------------

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

                                                                           Page
                                                                          number
                                                                          ------
     Independent Auditors' Report                                           49

     Consolidated Balance Sheets as of March 31, 1999 and 1998              50

     Consolidated Statements of Income for the years ended
       March 31, 1999, 1998 and 1997                                        52

     Consolidated Statements of Stockholders' Equity for the
       years ended March 31, 1999, 1998 and 1997                            53

     Consolidated Statements of Cash Flows for the years ended
       March 31, 1999, 1998 and 1997                                        55

     Notes to Consolidated Financial Statements                             57

Schedule for the years ended March 31, 1999, 1998 and 1997:

     Schedule VIII  Valuation and Qualifying Accounts and Reserves for
                      the years ended March 31, 1999, 1998 and 1997         81

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

                          Independent Auditors' Report
                          ----------------------------


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

Matsushita Electric Industrial Co., Ltd. and subsidiaries have not applied Statement of Financial Accounting Standards (SFAS) No. 115 in accounting for certain investments in debt and equity securities but have provided the disclosures required by SFAS No. 115 as of March 31, 1999 and 1998, and for each of the years in the three-year period ended March 31, 1999. The effects on the consolidated financial statements of not adopting SFAS No. 115 are summarized in
Note 4 of the notes to consolidated financial statements.

The segment information required to be disclosed in financial statements under United States generally accepted accounting principles is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the effects of the departure from SFAS No. 115 in accounting for certain investments in debt and equity securities discussed in the third paragraph of this report, and except for the omission of the segment information discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with United States generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                                              KPMG

Osaka, Japan
May 18, 1999, except as to Note 16,
which is as of June 29, 1999

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 1999 and 1998


                                                               Yen (millions)
                                                           ----------------------
                          Assets                           1999              1998
                          ------                           ----              ----
Current assets:
    Cash and cash equivalents (Note 7)                  1,533,585         1,906,226
    Short-term investments (Notes 4 and 14)               124,327           130,204
    Trade receivables (Note 7):
       Related companies (Note 3)                          22,364            25,245
       Notes                                               98,513           115,213
       Accounts                                         1,264,075         1,271,804
       Allowance for doubtful receivables                 (63,649)          (62,742)
                                                       ----------        ----------
               Net trade receivables                    1,321,303         1,349,520
                                                       ----------        ----------

    Inventories (Notes 2 and 7)                         1,018,663         1,101,613
    Other current assets (Notes 4 and 9)                  411,428           437,006
                                                       ----------        ----------

               Total current assets                     4,409,306         4,924,569
                                                       ----------        ----------

Noncurrent receivables (Note 5)                           276,311           282,838

Investments and advances (Notes 4 and 14):
    Associated companies (Note 3)                         325,658           333,967
    Other investments and advances                        954,170           995,213
                                                       ----------        ----------

               Total investments and advances           1,279,828         1,329,180
                                                       ----------        ----------

Property, plant and equipment (Note 6):
    Land                                                  223,040           223,806
    Buildings                                           1,215,986         1,171,255
    Machinery and equipment                             3,053,600         3,026,070
    Construction in progress                               70,222            76,411
                                                       ----------        ----------
                                                        4,562,848         4,497,542
    Less accumulated depreciation                       3,069,297         2,975,675
                                                       ----------        ----------

               Net property, plant and equipment        1,493,551         1,521,867
                                                       ----------        ----------

Other assets (Notes 4 and 9)                              479,252           505,058
                                                       ----------        ----------

                                                        7,938,248         8,563,512
                                                       ==========        ==========


See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 1999 and 1998


                                                            Yen (millions)
                                                          ------------------
       Liabilities and Stockholders' Equity               1999          1998
       ------------------------------------               ----          ----
Current liabilities:
    Short-term borrowings, including current
      portion of long-term debt (Notes 7 and 14)          577,321       887,841
    Commercial paper                                       72,826       138,460
    Trade payables:
       Related companies (Note 3)                          16,330        17,784
       Notes                                               48,668        68,028
       Accounts                                           570,353       593,687
                                                        ---------     ---------
               Total trade payables                       635,351       679,499
                                                        ---------     ---------

    Accrued income taxes (Note 9)                          84,688        94,585
    Accrued payroll                                       160,568       171,428
    Other accrued expenses                                563,370       582,255
    Deposits and advances from customers                  102,242       102,407
    Employees' deposits                                   151,679       150,343
    Other current liabilities (Note 4)                    242,894       223,400
                                                        ---------     ---------

                Total current liabilities               2,590,939     3,030,218
                                                        ---------     ---------

Noncurrent liabilities:
    Long-term debt (Notes 7 and 14)                       709,084       689,581
    Retirement and severance benefits (Note 8)            495,175       454,406
    Other liabilities (Notes 4 and 9)                         915         1,559
                                                        ---------     ---------

               Total noncurrent liabilities             1,205,174     1,145,546
                                                        ---------     ---------

Minority interests (Note 4)                               609,080       617,634

Stockholders' equity (Note 4):
    Common stock of 50 yen par value
      (Notes 7 and 10):
      Authorized - 5,000,000,000 shares
      Issued - 2,062,344,774 shares
       (2,112,318,310 shares in 1998)                     209,444       209,416
    Capital surplus (Notes 7 and 10)                      567,696       570,628
    Legal reserve (Note 10)                                86,112        84,039
    Retained earnings (Note 10)                         2,824,820     2,938,539
    Accumulated other comprehensive income (loss)
      (Note 4)                                           (154,765)      (32,508)
    Treasury stock (Notes 10 and 16); 113,000
      shares at cost                                         (252)           -
                                                        ---------     ---------

               Total stockholders' equity               3,533,055     3,770,114

Commitments and contingent liabilities (Note 15)
                                                        ---------     ---------

                                                        7,938,248     8,563,512
                                                        =========     =========

See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                        Consolidated Statements of Income

                    Years ended March 31, 1999, 1998 and 1997


                                                          Yen (millions)
                                                 ------------------------------
                                                 1999         1998         1997
                                                 ----         ----         ----
Net sales:
   Related companies (Note 3)                     204,339      257,366      291,271
   Other                                        7,435,780    7,633,296    7,384,641
                                               ----------   ----------   ----------
            Total net sales                     7,640,119    7,890,662    7,675,912

Cost of sales (Note 3)                          5,346,914    5,494,746    5,316,390
                                               ----------   ----------   ----------
            Gross profit                        2,293,205    2,395,916    2,359,522

Selling, general and administrative expenses
  (Note 12)                                     2,099,521    2,058,358    1,985,621
                                               ----------   ----------   ----------
            Operating profit                      193,684      337,558      373,901

Other income (deductions):
   Interest and dividend income                    64,295       68,164       63,111
   Interest expense                               (62,083)     (61,573)     (66,532)
   Other, net (Notes 4, 5, 6 and 12)                6,397       11,475      (38,355)
                                               ----------   ----------   ----------
                                                    8,609       18,066      (41,776)
                                               ----------   ----------   ----------

            Income before income taxes            202,293      355,624      332,125

Provision for income taxes (Note 9):
   Current                                        152,303      195,948      223,187
   Deferred                                        23,147       38,901      (67,800)
                                               ----------   ----------   ----------
                                                  175,450      234,849      155,387
                                               ----------   ----------   ----------
            Income before minority interests
              and equity in earnings (losses)
              of associated companies              26,843      120,775      176,738

Minority interests                                  7,632       25,777       44,391

Equity in earnings (losses) of associated
  companies (Note 3)                               (5,670)      (1,394)       5,506
                                               ----------   ----------   ----------

            Net income                             13,541       93,604      137,853
                                               ==========   ==========   ==========

                                                               Yen
                                               ------------------------------------
  Net income per depositary share, each
    representing 10 shares of common stock
    (Note 11):
      Basic                                            65          443          654
      Diluted                                          65          415          606

See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                    Years ended March 31, 1999, 1998 and 1997


                                                       Yen (millions)
                                             ------------------------------
                                             1999         1998         1997
                                             ----         ----         ----
Common stock:
   Balance at beginning of year               209,416      208,473      198,706
   Conversion of bonds (Notes 10 and 12)           28          943        9,767
                                           ----------   ----------   ----------

   Balance at end of year                     209,444      209,416      208,473
                                           ==========   ==========   ==========

Capital surplus:
   Balance at beginning of year               570,628      573,780      562,876
   Conversion of bonds (Notes 10 and 12)           28          944        9,765
   Transfer of ownership arising on
     capital transactions by consolidated
     and associated companies (Note 12)        (2,960)      (4,096)       1,139
                                           ----------   ----------   ----------

   Balance at end of year                     567,696      570,628      573,780
                                           ==========   ==========   ==========

Legal reserve:
   Balance at beginning of year                84,039       81,663       78,817
   Transfer from retained earnings
     (Note 10)                                  2,073        2,376        2,846
                                           ----------   ----------   ----------

   Balance at end of year                      86,112       84,039       81,663
                                           ==========   ==========   ==========

Retained earnings:
   Balance at beginning of year             2,938,539    2,874,763    2,766,060
   Net income                                  13,541       93,604      137,853
   Cash dividends (Note 10)                   (26,304)     (27,452)     (26,304)
   Transfer to legal reserve (Note 10)         (2,073)      (2,376)      (2,846)
   Retirement of treasury stock (Note 10)     (98,883)          -            -
                                           ----------   ----------   ----------

   Balance at end of year                   2,824,820    2,938,539    2,874,763
                                           ==========   ==========   ==========

Accumulated other comprehensive income
   (loss) (Note 4):
   Balance at beginning of year               (32,508)     (42,970)    (208,862)
   Other comprehensive income (loss),
     net of tax: Translation adjustments     (122,257)      10,462      165,892
                                           ----------   ----------   ----------

   Balance at end of year                    (154,765)     (32,508)     (42,970)
                                           ==========   ==========   ==========


                                                                     (Continued)

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                    Years ended March 31, 1999, 1998 and 1997


                                                          Yen (millions)
                                                  ------------------------------
                                                  1999        1998        1997
                                                  ----        ----        ----
Treasury stock:
   Balance at beginning of year                       -           -           -
   Repurchase of common stock (Note 10)          (99,135)         -           -
   Retirement of treasury stock (Note 10)         98,883          -           -
                                                --------    --------    --------

   Balance at end of year (Note 16)                 (252)         -           -
                                                ========    ========    ========


Disclosure of comprehensive income (loss):
   Net income                                     13,541      93,604     137,853
   Other comprehensive income (loss),
     net of tax: Translation adjustments        (122,257)     10,462     165,892
                                                --------    --------    --------

   Total comprehensive income (loss) (Note 4)   (108,716)    104,066     303,745
                                                ========    ========    ========



   See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 1999, 1998 and 1997


                                                                Yen (millions)
                                                           --------------------------
                                                           1999       1998       1997
                                                           ----       ----       ----
Cash flows from operating activities (Note 12):
   Net income                                              13,541     93,604    137,853
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                      373,155    365,129    349,646
       Net gain on sale of investments                    (14,198)  (113,234)   (98,554)
       Provision for doubtful receivables                  13,505     20,565    120,604
       Deferred income taxes                               23,147     38,901    (67,800)
       Impairment loss on long-lived assets (Note 6)           -      88,662     45,800
       Minority interests                                   7,632     25,777     44,391
       (Increase) decrease in trade receivables           (37,724)    43,046   (125,230)
       (Increase) decrease in inventories                  36,587    (49,299)    (9,426)
       (Increase) decrease in other current assets        (21,951)   (24,041)   (22,096)
       (Increase) decrease in noncurrent receivables        6,527    (26,413)   (28,394)
       Increase (decrease) in trade payables                2,213      1,175     74,557
       Increase (decrease) in accrued income taxes         (7,743)   (77,003)    75,653
       Increase (decrease) in accrued expenses and
         other current liabilities                         29,994     84,834     96,600
       Increase (decrease) in retirement and
         severance benefits                                42,231     29,178     34,605
       Other                                               32,235     28,398      6,300
                                                         --------   --------   --------
              Net cash provided by operating
                activities                                499,151    529,279    634,509
                                                         --------   --------   --------

Cash flows from investing activities (Note 12):
   Proceeds from sale of short-term investments           376,174    488,887    434,186
   Purchase of short-term investments                    (362,062)  (348,350)  (328,780)
   Proceeds from disposition of investments and
     advances                                              84,014    203,644    247,379
   Increase in investments and advances                  (137,456)  (322,790)  (408,259)
   Capital expenditures                                  (359,037)  (475,906)  (405,595)
   Other                                                   20,612     23,166     12,836
                                                         --------   --------   --------
              Net cash used in investing activities      (377,755)  (431,349)  (448,233)
                                                         --------   --------   --------

                                                                     (Continued)

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 1999, 1998 and 1997


                                                  Yen (millions)
                                        ----------------------------------
                                        1999           1998           1997
                                        ----           ----           ----
Cash flows from financing activities
   (Note 12):
   Increase (decrease) in short-term
     borrowings                         (100,202)       (85,660)        28,353
   Increase in deposits and advances
     from customers and employees          3,441          7,545          4,231
   Proceeds from long-term debt          186,717        129,109        228,360
   Repayments of long-term debt         (388,233)      (238,029)      (312,385)
   Dividends paid                        (26,304)       (27,452)       (26,304)
   Dividends paid to minority
     interests                            (9,998)        (9,232)        (8,613)
   Repurchase of common stock
     (Note 10)                           (99,135)            -              -
                                      ----------     ----------     ----------
              Net cash used in
                financing activities    (433,714)      (223,719)       (86,358)
                                      ----------     ----------     ----------

Effect of exchange rate changes on
 cash and cash equivalents               (60,323)         7,185         76,133
                                      ----------     ----------     ----------

Net increase (decrease) in cash
 and cash equivalents                   (372,641)      (118,604)       176,051

Cash and cash equivalents at
 beginning of year                     1,906,226      2,024,830      1,848,779
                                      ----------     ----------     ----------

Cash and cash equivalents at
 end of year                           1,533,585      1,906,226      2,024,830
                                      ==========     ==========     ==========


See accompanying Notes to Consolidated Financial Statements.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1999, 1998 and 1997


  (1)  Summary of Significant Accounting Policies
       ------------------------------------------

        (a)   Description of Business

              Matsushita Electric Industrial Co., Ltd. (hereinafter, the "Company," including consolidated subsidiaries, unless the context otherwise requires) is one of the world's leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company's products are marketed under several trade names, including "Panasonic," "National," "Technics," "Quasar," "Victor" and "JVC."

              Sales in fiscal 1999 were categorized as follows: video and audio equipment--25%, home appliances and household equipment--18%, information and communications equipment--28%, industrial equipment--10%, and components--19%. A sales breakdown in fiscal 1999 by geographical market was as follows: Japan--49%, North and South America--20%, Europe--13%, and Asia and Others--18%.

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

        (c)   Principles of Consolidation (See Note 3)

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

        (e)   Leases

              Certain subsidiaries of the Company lease machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in "Trade receivables--Accounts" and "Noncurrent receivables" in the accompanying balance sheets.

        (f)   Inventories (See Note 2)

              Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

        (g)   Foreign Currency Translation

              Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity.

        (h)   Property, Plant and Equipment

              Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the estimated useful lives.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



        (i)   Short-term Investments and Investments and Advances (See Note 4)

              Marketable equity securities included in short-term investments and in investments and advances are carried at the lower of cost or market, cost being determined by the average method. Other items included in short-term investments, primarily marketable securities classified as current assets and those included in investments and advances, are carried at cost or less.

              In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applicable for the fiscal year beginning April 1, 1994. This addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Company decided not to apply SFAS No. 115 in the body of its consolidated financial statements in order to maintain comparability to consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan where such debt and equity securities are reported at historical cost. The effects on the consolidated financial statements of not adopting SFAS No. 115 are summarized in Note 4. This treatment was approved by the United States Securities and Exchange Commission.

        (j)   Noncurrent Receivables (See Note 5)

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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



        (l)   Advertising (See Note 12)

              Advertising costs are expensed as incurred.

        (m)   Net Income per Depositary Share (See Notes 7, 10 and 11)

              The Company adopted SFAS No. 128, "Earnings per Share," in the fiscal year beginning April 1, 1997. This Statement establishes standards for computing net income per share and simplifies the standards for computing net income per share previously found in APB Opinion No. 15, "Earnings per Share." It requires dual presentation of basic and diluted net income per share on the face of the income statement for all entities with complex capital structures. All prior year net income per share data presented were restated to conform with the provisions of SFAS No. 128.

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

        (o)   Derivative Financial Instruments (See Notes 13 and 14)

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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



        (p) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (See Note 6)

              The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

        (q)   Comprehensive Income (Loss)

              The Company adopted SFAS No. 130, "Reporting Comprehensive Income," in the fiscal year beginning April 1, 1998, except for the effects on comprehensive income (loss) of the Company's departure from the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (See Note 4). Comprehensive income (loss) consists of net income and change in foreign currency translation adjustments, and is presented in the consolidated statements of stockholders' equity. SFAS No. 130 requires only additional disclosures in the consolidated financial statements and does not affect the Company's consolidated financial position or results of operations. Prior years consolidated financial statements have been reclassified to conform with the provisions of SFAS No. 130.

        (r)   Use of Estimates

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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



        (s)   New Accounting Pronouncements

              In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," applicable for the fiscal year beginning April 1, 2000. This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company has not yet determined the impact that the adoption of SFAS No. 133 will have on the results of operations or financial position.

              In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," applicable for the fiscal year beginning April 1, 1999. SOP 98-1 provides guidance on when costs for internal use computer software should be capitalized or expensed as incurred. The Company does not expect that the adoption will materially affect the results of operations or financial position.

  (2)   Inventories
        -----------

        Inventories at March 31, 1999 and 1998 are summarized as follows:

                                             Yen (millions)
                                         ----------------------
                                         1999              1998
                                         ----              ----
            Finished goods               540,173           588,660
            Work in process              176,793           193,727
            Raw materials                301,697           319,226
                                       ---------         ---------
                                       1,018,663         1,101,613
                                       =========         =========



  (3)   Investments in and Transactions with Associated Companies
        ---------------------------------------------------------

        Certain financial information in respect of associated companies at March 31, 1999 and 1998 and for the three years ended March 31, 1999 is shown below. The most significant of these associated companies is Matsushita Electric Works, Ltd. (MEW). At March 31, 1999, the Company has a 32.2% equity ownership in MEW. On December 8, 1997, Universal Studios, Inc. (Universal) issued new shares to the Seagram Company Ltd. As a result, the Company's ownership interest in Universal fell below 20%. The financial information of Universal for fiscal 1998 and thereafter is not included in the following.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



                                                    Yen (millions)
                                                   ----------------
                                                   1999        1998
                                                   ----        ----
            Current assets                         945,218   1,092,931
            Other assets                         1,458,959   1,449,442
                                                 ---------   ---------
                                                 2,404,177   2,542,373

            Current liabilities                    610,683     697,723
            Other liabilities                      858,707     846,485
                                                 ---------   ---------

            Net assets                             934,787     998,165
                                                 =========   =========

            Company's equity in net assets         262,488     274,823
                                                 =========   =========




                                                      Yen (millions)
                                           ----------------------------------
                                           1999           1998           1997
                                           ----           ----           ----
                Net sales                2,175,672      2,306,649      3,062,556
                Gross profit               502,972        553,459        816,730
                Net income (loss)          (12,807)        23,690         46,217

        Purchases and dividends received from associated companies for the three years ended March 31, 1999 are as follows:

                                                      Yen (millions)
                                            ----------------------------------
                                            1999           1998           1997
                                            ----           ----           ----
                Purchases from             258,881        259,451        257,150
                Dividends received          10,995          9,875          6,032

        Retained earnings include undistributed earnings of associated companies in the amount of 85,206 million yen and 85,889 million yen, respectively, as of March 31, 1999 and 1998.

        Investments in associated companies include equity securities which have quoted market values at March 31, 1999 and 1998 compared with related carrying amounts as follows:

                                                        Yen (millions)
                                                 -----------------------------
                                                 1999                     1998
                                                 ----                     ----
                Carrying amount                 257,924                  270,312
                Market value                    343,236                  366,585

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



   (4)  Short-term Investments and Investments and Advances
        ---------------------------------------------------

        As discussed in Note 1(i), the Company does not apply SFAS No. 115 in the body of its consolidated financial statements. The effects on the consolidated financial statements of not adopting SFAS No. 115 are disclosed in this note.

        SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The short-term investments and investments and advances of the Company consist of available-for-sale securities. The consolidated statements of income for the three years ended March 31, 1999 were not materially affected by SFAS No. 115.

        The effects on balance sheet items of the Company's departure from SFAS No. 115 as of March 31, 1999 and 1998 are summarized as follows:

                                                              Yen (millions)
                                                             ---------------
                                                             1999       1998
                                                             ----       ----
Stockholders' equity as reported                           3,533,055  3,770,114

Net increase in the carrying amount of:
      Short-term investments                                   6,596     18,314
      Investments and advances                               187,639    152,548
Net decrease in deferred tax assets and increase in
  deferred tax liabilities:
      Current deferred tax assets (decrease)                  (2,791)    (4,135)
      Noncurrent deferred tax assets (decrease)              (78,545)   (72,613)
      Current deferred tax liabilities (increase)                 -      (4,582)
      Noncurrent deferred tax liabilities (increase)             (69)        -
Net unrealized gain on securities held by associated
  companies                                                    3,382      2,892
Net increase in minority interests                            (7,116)    (8,856)
                                                           ---------  ---------
               Total adjustments to stockholders' equity     109,096     83,568
                                                           ---------  ---------

Stockholders' equity in accordance with
  U.S. generally accepted accounting principles            3,642,151  3,853,682
                                                           =========  =========

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




        As a result of the above adjustments, total assets at March 31, 1999 and 1998 would increase by 116,281 million yen and 97,006 million yen, respectively.

        If the provisions of SFAS No. 115 had been applied, comprehensive loss for the year ended March 31, 1999 would amount to 83,188 million yen, compared with comprehensive income of 41,581 million yen and 181,261 million yen for the years ended March 31, 1998 and 1997, respectively.

        The carrying amount, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 1999 and 1998 are as follows:

                                                   Yen (millions)
                                     -------------------------------------------
                                                        1999
                                     -------------------------------------------
                                                            Gross        Gross
                                                          unrealized  unrealized
                                     Carrying    Fair      holding      holding
                                      amount     value      gains       losses
                                     ---------  -------  -----------  ----------
      Current:
         Equity securities              1,607      8,185       6,578        -
         Japanese and foreign          80,767     81,002         235        -
          government bonds
         Convertible and straight      20,870     20,751          43       162
          bonds
         Investment trust                  76         76          -         -
         Other debt securities         21,007     20,909          15       113
                                      -------    -------     -------       ---

                                      124,327    130,923       6,871       275
                                      =======    =======     =======       ===

      Noncurrent:
         Equity securities            384,417    572,302     187,885        -
         Japanese and foreign           5,144      5,159          15        -
          government bonds
         Convertible and straight       1,351      1,367          16        -
          bonds
         Investment trust              85,116     84,830          29       315
         Other debt securities          3,130      3,139           9        -
                                      -------    -------     -------       ---

                                      479,158    666,797     187,954       315
                                      =======    =======     =======       ===

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                                                    Yen (millions)
                                    --------------------------------------------
                                                         1998
                                    --------------------------------------------
                                                           Gross        Gross
                                                         unrealized   unrealized
                                    Carrying    Fair      holding      holding
                                     amount     value      gains        losses
                                    --------   -------   ----------   ----------
         Current:
            Equity securities         3,754      21,550      17,796       -
            Japanese and foreign
              government bonds       85,783      86,205         470       48
            Convertible and
              straight bonds         16,269      16,258          10       21
            Investment trust            102         114          12       -
            Other debt securities    24,296      24,391         145       50
                                    -------     -------     -------     ----

                                    130,204     148,518      18,433      119
                                    =======     =======     =======     ====

         Noncurrent:
            Equity securities       396,629     549,462     152,833       -
            Japanese and foreign
              government bonds        2,946       2,998          52       -
            Convertible and
              straight bonds          1,355       1,375          20       -
            Investment trust         81,107      80,757          30      380
            Other debt securities     4,604       4,597           2        9
                                    -------     -------     -------     ----

                                    486,641     639,189     152,937      389
                                    =======     =======     =======      ===

        Maturities of short-term investments and investments and advances classified as available-for-sale at March 31, 1999 and 1998 are as follows:

                                                      Yen (millions)
                                    -------------------------------------------
                                            1999                    1998
                                    --------------------    -------------------
                                    Carrying     Fair       Carrying     Fair
                                     amount      value       amount      value
                                    --------    --------    --------    -------
            Due within one year      122,666     122,676     123,396    123,901
            Due after one year
              through five years      94,793      94,554      92,813     92,616
            Due after five years           2           3         253        178
            Equity securities        386,024     580,487     400,383    571,012
                                     -------     -------     -------    -------

                                     603,485     797,720     616,845    787,707
                                     =======     =======     =======    =======

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


        The change in net unrealized holding gain on available-for-sale securities, net of related taxes and minority interests, for the years ended March 31, 1999, 1998 and 1997 was an increase of 25,528 million yen, a decrease of 62,485 million yen and a decrease of 122,484 million yen, respectively.

        Proceeds from sale of available-for-sale securities for the years ended March 31, 1999, 1998 and 1997 were 434,082 million yen, 657,449 million yen and 652,504 million yen, respectively. The gross realized gains for the years ended March 31, 1999, 1998 and 1997 were 14,594 million yen, 118,370 million yen and 104,393 million yen, respectively. The gross realized losses for the years ended March 31, 1999, 1998 and 1997 were 396 million yen, 5,136 million yen and 5,839 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

   (5)  Noncurrent Receivables
        ----------------------

        The recorded investment in noncurrent receivables relating to NL Finance Co., Ltd. (NLF), a financial subsidiary, for which impairment has been recognized at March 31, 1999 and 1998 was 6,829 million yen and 15,343 million yen, respectively. Related allowance for doubtful receivables was not significant at March 31, 1999 and 1998. The average recorded investment in impaired receivables during the years ended March 31, 1999, 1998 and 1997 was 13,126 million yen, 73,954 million yen and 133,225 million yen, respectively. Additions charged to bad debt expenses were not significant for the year ended March 31, 1999, and were 12,249 million yen and 107,302 million yen for the years ended March 31, 1998 and 1997, respectively. Write-downs charged against the allowance were not significant for the year ended March 31, 1999, and were 74,897 million yen and 113,041 million yen for the years ended March 31, 1998 and 1997, respectively.

   (6)  Long-Lived Assets
        -----------------

        As the prices of semiconductors, mainly DRAMs, significantly decreased during fiscal 1998, due to highly competitive market conditions, the Company projected that future business of subsidiaries manufacturing those products would result in a net operating loss. As a result of the comparison of future net cash flows expected to be generated by the machinery and equipment to manufacture those products and their carrying amounts, the Company recognized an impairment loss of 57,290 million yen, included in other (net) of other income (deductions), during fiscal 1998.

        The Company recognized an impairment loss of 31,372 million yen, included in other (net) of other income (deductions), during fiscal 1998 related to the decline in value of land held.

        The Company recognized an impairment loss of 45,800 million yen, included in other (net) of other income (deductions), during fiscal 1997 related to the decline in value of real estate held for sale that had been received by NLF in satisfaction of impaired receivables.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



   (7)  Long-term Debt and Short-term Borrowings
        ----------------------------------------

        Long-term debt at March 31, 1999 and 1998 is set forth below:

                                                           Yen (millions)
                                                          ----------------
                                                          1999        1998
                                                          ----        ----
         Convertible bonds, due 1999, interest 1.3%          -      198,357
         Convertible bonds, due 2002, interest 1.3%      99,010      99,021
         Convertible bonds, due 2004, interest 1.4%      98,911      98,917
         Convertible bonds issued by subsidiaries,
           due 1999, 2000, 2002 and 2005,
           interest 0.35% - 4.3%                         66,482     101,725
         U.S. dollar unsecured bonds, due 2002,
           effective interest 5.8%                      124,982     124,897
         Euro medium-term notes issued by a
           subsidiary, due 1998, effective
           interest 5.6%                                     -        5,284
         Straight bonds issued by a subsidiary,
           due 2001-2005, interest 1.38% - 2.15%         20,000          -
         Unsecured yen loans from banks and
           insurance companies, principally by
           financial subsidiaries, due 1998 - 2005,
           effective interest 1.9% in 1999
           and 2.2% in 1998                             434,158     421,249
         Other long-term debt                                53          83
                                                        -------   ---------
                                                        843,596   1,049,533
         Less current portion                           134,512     359,952
                                                        -------   ---------

                                                        709,084     689,581
                                                        =======   =========

        The aggregate annual maturities and sinking fund requirements of long-term debt after March 31, 1999 are as follows:

                                                  Yen (millions)
                                                  --------------

                Year ending March 31:
                     2000                             134,512
                     2001                             148,548
                     2002                             201,423
                     2003                             195,297
                     2004                             121,270

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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



        Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 1999 and 1998, short-term loans subject to such general agreements amounted to 298,942 million yen and 325,109 million yen, respectively. The balance of short-term loans represents borrowings under commercial paper, acceptances and short-term loans of foreign subsidiaries. The weighted average interest rates on short-term borrowings outstanding at March 31, 1999 and 1998 were 4.3% and 5.1%, respectively.

        Acceptances payable by foreign subsidiaries, in the amount of 794 million yen and 6,580 million yen at March 31, 1999 and 1998, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

        The 1.3% convertible bonds maturing in 2002 are redeemable from 1999 at the option of the Company at prices ranging from 102% of principal to 100% of principal, and are currently convertible into approximately 61,117,000 shares of common stock at 1,620 yen per share.

        The 1.4% convertible bonds maturing in 2004 are redeemable from 2000 at the option of the Company at prices ranging from 103% of principal to 100% of principal, and are currently convertible into approximately 61,056,000 shares of common stock at 1,620 yen per share.

        The convertible bonds maturing through 2005 issued by subsidiaries are redeemable at the option of the subsidiaries at prices ranging from 106% of principal to 100% of principal near maturity.

   (8)  Retirement and Severance Benefits
        ---------------------------------

        Upon retirement or termination of employment for reasons other than dismissal, employees are entitled to lump-sum payments based on the current rate of pay and length of service. If the termination is involuntary or caused by death, the severance payment is greater than in the case of voluntary termination. The plans are not funded.

        Retirement and severance benefit liabilities in the consolidated balance sheets are stated at the amount of the vested benefit obligation which would exist if all employees voluntarily terminated their employment at that date. Such liability exceeds the projected benefit obligation under the plans. Pension costs charged to income represent benefit payments plus or minus the change in the vested benefit obligation. Pension costs of unfunded benefit pension plans for the years ended March 31, 1999, 1998 and 1997 amounted to 49,306 million yen, 50,522 million yen and 51,714 million yen, respectively.

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

        The plans require that the actuarial liability reserve and annual contributions be calculated by the open aggregate cost method for social security tax under the Welfare Pension Insurance Law and by the open aggregate cost method or the entry-age method for the companies. Pension costs excluding the social security tax portion for the years ended March 31, 1999, 1998 and 1997 amounted to 79,570 million yen, 60,071 million yen and 37,935 million yen, respectively.

        The Company decided not to apply accounting for Single-Employer Defined Benefit Pension Plans under SFAS No. 87 for those funded benefit pension plans as the effects on the consolidated financial statements of the implementation of SFAS No. 87 are immaterial. However, the following table summarizes the funded status based on the actuarial funding method for the contributory benefit pension plans of the Company at March 31, 1998 and 1997 with the latest information available:

                                                              Yen (millions)
                                                           -------------------
                                                           1998           1997
                                                           ----           ----
        Liability reserve                                1,051,132       846,705
        Fair value of plan assets, primarily
          marketable securities and loans                1,058,554       850,072
                                                         ---------       -------

        Fair value of plan assets greater than
          the liability reserve                              7,422         3,367
                                                         =========       =======

        The assumed rates of salary increase, expected long-term rate of return and discount rate for the above contributory pension plans were 2.7%~3.9%, 5.5% and 5.5%, respectively. The contributions to these plans for the years ended March 31, 1998 and 1997 for the portion of social security tax were 26,623 million yen and 22,756 million yen, respectively. Approximately half of the portion of social security tax was contributed by the employees and half was contributed by the companies. The balance of past service costs in the amount of 20,587 million yen as of March 31, 1998 is being amortized over a seven- to ten-year period. Contributions to amortize the past service costs for the years ended March 31, 1998 and 1997 totaled 6,808 million yen and 2,576 million yen, respectively.

        The companies are not required by regulation to report the actuarially computed value of vested benefits, and such information, therefore, is not presented.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



   (9)  Income Taxes
        ------------

        Income before income taxes and income taxes for the three years ended March 31, 1999 are summarized as follows:

                                                Yen (millions)
                                     ------------------------------
                                     Domestic    Foreign      Total
                                     --------    -------      -----
1999:
    Income before income taxes        153,047    49,246      202,293
    Income taxes:
          Current                     117,925    34,378      152,303
          Deferred                     26,881    (3,734)      23,147
                                      -------    ------      -------

               Total income taxes     144,806    30,644      175,450
                                      =======    ======      =======

1998:
    Income before income taxes        258,582    97,042      355,624
    Income taxes:
          Current                     160,275    35,673      195,948
          Deferred                     43,252    (4,351)      38,901
                                      -------    ------      -------

               Total income taxes     203,527    31,322      234,849
                                      =======    ======      =======

1997:
    Income before income taxes        234,255    97,870      332,125
    Income taxes:
          Current                     193,369    29,818      223,187
          Deferred                    (61,838)   (5,962)     (67,800)
                                      -------    ------      -------

               Total income taxes     131,531    23,856      155,387
                                      =======    ======      =======

        For the years ended March 31, 1999 and 1998, domestic income taxes, deferred include the impact of 61,123 million yen and 37,423 million yen, respectively, attributable to adjustments of net deferred tax assets to reflect reductions in Japan's corporate income tax rate.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



        The Company and its subsidiaries are subject to a number of taxes based on earnings which, in aggregate, resulted in an average normal tax rate of approximately 47.6% for the year ended March 31, 1999, and 51.2% for the two years ended March 31, 1998.

        The effective rates for the years differ from the normal tax rates for the following reasons:

                                                             1999    1998    1997
                                                             ----    ----    ----
        Normal tax rate                                      47.6%   51.2%   51.2%
            Tax credit for increased research expenses       (0.9)   (1.0)   (1.7)
            Lower tax rates of overseas subsidiaries         (9.6)   (1.3)   (4.9)
            Expenses not deductible for tax purposes          7.6     4.3     5.1
            Change in valuation allowance allocated to
              income tax expenses                             6.8    (1.7)   (4.3)
            Adjustments of deferred tax assets and
              liabilities for enacted changes in tax laws
              and rates                                      30.2    10.5     -
            Other                                             5.0     4.0     1.4
                                                             ----    ----    ----

        Effective tax rate                                   86.7%   66.0%   46.8%
                                                             ====    ====    ====

        The significant components of deferred income tax expenses for the three years ended March 31, 1999 are as follows:

                                                                  Yen (millions)
                                                             ----------------------
                                                             1999     1998     1997
                                                             ----     ----     ----
        Deferred tax expense (exclusive of the effects
          of other components listed below)                 (51,821)  7,342  (53,476)
        Adjustments of deferred tax assets and
          liabilities for enacted changes in tax laws
          and rates                                          61,123  37,423       -
        Increase (decrease) in the balance of valuation
          allowance for deferred tax assets                  13,845  (5,864) (14,324)
                                                             ------  ------  -------

                                                             23,147  38,901  (67,800)
                                                             ======  ======  =======

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1999 and 1998 are presented below:

                                                                  Yen (millions)
                                                                 -----------------
                                                                  1999      1998
                                                                 -------   -------
          Deferred tax assets:
             Inventory valuation                                  83,516    92,636
             Expenses accrued for financial statement purposes
               but not currently included in taxable income      132,477   146,890
             Depreciation                                        121,689   143,741
             Retirement and severance benefits                   108,194    93,882
             Tax loss carryforwards                               62,864    52,006
             Other                                                85,502    93,046
                                                                 -------   -------
                       Total gross deferred tax assets           594,242   622,201

                       Less valuation allowance                   38,275    39,612
                                                                 -------   -------

                       Net deferred tax assets                   555,967   582,589

          Deferred tax liabilities:
             Purchase accounting step-up of identifiable assets   (2,761)   (3,082)
             Other                                               (29,316)  (30,348)
                                                                 -------   -------
                       Total gross deferred tax liabilities      (32,077)  (33,430)
                                                                 -------   -------

                       Net deferred tax assets                   523,890   549,159
                                                                 =======   =======

        The net change in total valuation allowance for the years ended March 31, 1999 and 1998 was a decrease of 1,337 million yen and 15,407 million yen, respectively.

        At March 31, 1999, certain subsidiaries had, for tax reporting purposes, net operating loss carryforwards of approximately 159,031 million yen, which will generally expire between 2000 and 2014.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



        Net deferred tax assets and liabilities at March 31, 1999 and 1998 are reflected in the accompanying consolidated balance sheets under the following captions:

                                                        Yen (millions)
                                                       -----------------
                                                       1999         1998
                                                       ----         ----
                 Other current assets                251,189      263,560
                 Other assets                        273,616      287,158
                 Other liabilities                      (915)      (1,559)
                                                    --------     --------

                 Net deferred tax assets             523,890      549,159
                                                    ========     ========

(10)    Stockholders' Equity
        --------------------

        In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The Company issued 26,464 shares, 1,161,459 shares and 13,441,895 shares in connection with the conversion of bonds for the three years ended March 31, 1999, respectively.

        For the year ended March 31, 1999, 50,000,000 shares of the Company's common stock were repurchased from the market and retired for an aggregate cost of 98,883 million yen. The entire repurchase cost of retired shares was charged to retained earnings in accordance with the Japanese Commercial Code.

        The Japanese Commercial Code provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital.

        Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 1999 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the semi-annual dividend of 7.75 yen per share, totaling 15,982 million yen, planned to be proposed in June 1999 in respect of the year ended March 31, 1999 or for the related appropriation.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(11)    Net Income per Depositary Share
        -------------------------------

        A reconciliation of the numerators and denominators of the basic and diluted net income per depositary share computation for the three years ended March 31, 1999 is as follows:

                                                     Yen (millions)
                                              -------------------------
                                              1999      1998       1997
                                              ----      ----       ----
        Net income available to common
           stockholders                      13,541    93,604    137,853
        Effect of assumed conversions:
           Convertible bonds, due 1999,
              interest 1.3%                      -      1,259      1,259
           Convertible bonds, due 2002,
              interest 1.3%                      -        629        634
           Convertible bonds, due 2004,
              interest 1.4%                      -        676        683
           Others                                -         -           1
                                             ------    ------    -------

        Diluted net income                   13,541    96,168    140,430
                                             ======    ======    =======

                                                  Number of shares
                                         ----------------------------------
                                         1999           1998           1997
                                         ----           ----           ----
        Average common
          shares outstanding         2,089,988,449  2,112,052,091  2,108,067,837
        Dilutive effect of
        assumed conversions:
          Convertible bonds,
            due 1999, interest 1.3%             -      81,285,840     81,289,186
          Convertible bonds,
            due 2002, interest 1.3%             -      61,267,028     61,666,616
          Convertible bonds,
            due 2004, interest 1.4%             -      61,181,174     61,712,449
        Others                                  -              -       3,122,125
                                     -------------  -------------  -------------

        Diluted common shares
          outstanding                2,089,988,449  2,315,786,133  2,315,858,213
                                     =============  =============  =============

                                                            Yen
                                              --------------------------------
                                              1999          1998          1997
                                              ----          ----          ----
        Net income per depositary share:
          Basic                                 65           443           654
          Diluted                               65           415           606

        Approximately 197 million of the potential common shares were excluded from the computation of diluted net income per share for the year ended March 31, 1999, because their inclusion would have had an antidilutive effect on net income per share.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(12)    Supplementary Information to the Statements of Income and Cash Flows
        --------------------------------------------------------------------

        Research and development costs and advertising costs charged to income for the three years ended March 31, 1999 are as follows:

                                                         Yen (millions)
                                                 -----------------------------
                                                 1999        1998         1997
                                                 ----        ----         ----
        Research and development costs          499,986     480,539     434,874
        Advertising costs                       128,285     125,774     117,222

        Included in other (net) of other income (deductions) for the year ended March 31, 1999 is a loss of 11,277 million yen related to liquidation of a U.S. joint venture for production of computer peripherals components.

        Included in other (net) of other income (deductions) for the year ended March 31, 1998 are foreign exchange losses of 25,086 million yen. Foreign exchange gains and losses included in the consolidated statements of income for the years ended March 31, 1999 and 1997 were not significant.

        Included in other (net) of other income (deductions) for the year ended March 31, 1997 is a loss of 107,302 million yen associated with impaired receivables of NLF, a financial subsidiary.

        Income taxes and interest expenses paid and noncash investing and financing activities for the three years ended March 31, 1999 are as follows:

                                                                Yen (millions)
                                                          -------------------------
                                                            1999     1998     1997
                                                          -------  -------  -------
        a)   Cash paid:
                Interest                                   70,672   77,254   86,244
                Income taxes                              160,046  272,951  147,534

        b)   Noncash investing and financing activities:
                Conversion of bonds                            56    1,887   19,532
                Transfer of ownership arising on capital
                  transactions by consolidated and
                  associated companies                      2,960    4,096    1,139

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(13)    Foreign Exchange Contracts
        --------------------------

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

        The contract amounts of foreign exchange contracts at March 31, 1999 and 1998 are as follows:

                                                                 Yen (millions)
                                                               -------------------
                                                               1999           1998
                                                               ----           ----
        Forward:
          To sell foreign currencies                          312,453        419,806
          To buy foreign currencies                            62,371        132,567
        Options purchased to sell foreign currencies            3,670          7,620
        Options purchased to buy foreign currencies                -           2,378
        Options written to buy foreign currencies               3,873             -

        The Company and its subsidiaries enter into forward exchange contracts and options to hedge firm commitments expected to be denominated in foreign currencies, principally U.S. dollars. The terms of these foreign exchange contracts rarely extend beyond a few months.

(14)    Fair Value of Financial Instruments
        -----------------------------------

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

        The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 1999 and 1998 are as follows:

                                                   Yen (millions)
                                  ---------------------------------------------
                                          1999                    1998
                                  -------------------   -----------------------
                                  Carrying     Fair      Carrying       Fair
                                   amount      value      amount        value
                                  --------   --------   ----------   ----------
         Non-derivatives:
             Assets:
                 Short-term
                   investments     124,327    130,923      130,204      148,518
                 Investments
                   and advances    799,937    988,304      806,756      959,564
             Liabilities:
                 Long-term debt,
                   including
                   current
                   portion        (838,879)  (937,636)  (1,056,366)  (1,140,043)
         Derivatives relating to
           long-term debt,
           including current
           portion                  (4,717)    (4,888)       6,833       12,077

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

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(15)    Commitments and Contingent Liabilities
        --------------------------------------

        At March 31, 1999, commitments outstanding for the purchase of property, plant and equipment approximated 17,838 million yen. Contingent liabilities at March 31, 1999 for discounted export bills of exchange and guarantees of loans amounted to approximately 85,691 million yen, including 62,898 million yen for loans guaranteed principally on behalf of associated companies and customers.

        There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company's consolidated financial statements.

(16)    Stock Option Plans
        ------------------

        The Company's option rights were allotted to 32 directors and four senior executives on July 1, 1998, at amounts ranging from 2,000 to 10,000 common shares each. The stock option rights are exercisable from July 1, 2000, to June 30, 2004. Shares repurchased for this purpose were in aggregate to 113,000 common shares or approximately 252 million yen in value for the year ended March 31, 1999.

        The Company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its Stock Option Plans described above. Accordingly, as the option price at the date of the grant exceeded the fair market value of common shares, no compensation cost has been recognized in connection with the Plan. If the accounting provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" had been adopted, the impact on the Company's net income for the year ended March 31, 1999 would not be material. The effects of applying this statement for either recognizing compensation cost or pro forma disclosures may not be representative of the effects on reported net income for future years.

        In accordance with the Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with treasury stock repurchased for stock options. As a result of restrictions on the treasury stock repurchased for stock options, retained earnings of approximately 252 million yen as of March 31, 1999 are restricted as to the payment of cash dividends.

        On June 29, 1999, the annual shareholders' meeting approved that the Company's stock option rights would be allotted to 32 directors and four senior executives at amounts ranging from 2,000 to 10,000 common shares each. This stock option rights are exercisable from July 1, 2001, to June 30, 2005. Share purchases for this purpose will be limited in aggregate to 120,000 common shares or 350 million yen in value.

                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(17)    Quarterly Financial Data (Unaudited)
        ------------------------------------

        Quarterly net sales, net income (loss) and net income (loss) per depositary share for the two years ended March 31, 1999 are set forth in the following table:

                             Yen (millions), except per share information
                       --------------------------------------------------------
                                                 1999
                       --------------------------------------------------------
                                              Net income         Net income
                                     Net      (loss) per         (loss) per
                          Net      income  depositary share:  depositary share:
                         sales     (loss)     basic (yen)       diluted (yen)
                       ---------   ------  -----------------  -----------------
        Quarter ended
        -------------

        June 30        1,875,846    11,116        53                 51
        September 30   2,015,996    (1,608)       (8)                (8)
        December 31    1,938,354    20,295        98                 92
        March 31       1,809,923   (16,262)      (79)               (79)


                             Yen (millions), except per share information
                       -------------------------------------------------------
                                                 1998
                       -------------------------------------------------------
                                              Net income        Net income
                                     Net      (loss) per        (loss) per
                          Net      income  depositary share: depositary share:
                         sales     (loss)     basic (yen)      diluted (yen)
                       ---------   ------  ----------------- -----------------
        Quarter ended
        -------------

        June 30        1,892,648    26,291        125               116
        September 30   2,005,925    30,912        146               136
        December 31    2,082,879    38,996        184               171
        March 31       1,909,210    (2,595)       (12)               (8)


        For the quarters ended March 31, 1999 and 1998, net loss includes the impact of 52,768 million yen and 33,259 million yen, respectively, attributable to adjustments of net deferred tax assets to reflect reductions in Japan's corporate income tax rate.

                                                                   Schedule VIII
                                                                   -------------



                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                AND SUBSIDIARIES

                 Valuation and Qualifying Accounts and Reserves

                              (In millions of yen)

                    Years ended March 31, 1999, 1998 and 1997



                                            Deduct
                                      -----------------
                   Balance                                   Add
                     at       Add-      Bad                (deduct)   Balance
                  beginning  charged   debts             -cumulative   at end
                     of        to     written            translation     of
                   period    income     off    Reversal  adjustments   period
                  ---------  -------  -------  --------  -----------  -------
Allowance for
 doubtful trade
 receivables:

    1999             62,742   13,505    8,781    2,454       (1,363)   63,649

    1998             60,810    8,316    4,824    1,240         (320)   62,742

    1997             53,826   13,302    6,887      956        1,525    60,810

Allowance for
 doubtful
 noncurrent
 receivables:

    1999                523       -       219       -            -        304

    1998             63,171   12,249   74,897       -            -        523

    1997             68,910  107,302  113,041       -            -     63,171

Item 19.  Financial Statements and Exhibits
          ---------------------------------

   (a)  Financial Statements

        The following financial statements and schedules are filed in Part IV,
        Item 17 of this report:

        Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Consolidated Subsidiaries:

                                                                               Page
                                                                              number
                                                                              ------
           Independent Auditors' Report                                         49

           Consolidated Balance Sheets as of March 31, 1999 and 1998            50

           Consolidated Statements of Income for the years ended
             March 31, 1999, 1998 and 1997                                      52

           Consolidated Statements of Stockholders' Equity for the years
             ended March 31, 1999, 1998 and 1997                                53

           Consolidated Statements of Cash Flows for the years ended
             March 31, 1999, 1998 and 1997                                      55

           Notes to Consolidated Financial Statements                           57

        Schedule for the years ended March 31, 1999, 1998 and 1997:

           Schedule VIII  Valuation and Qualifying Accounts and Reserves for
                             the years ended March 31, 1999, 1998 and 1997      81


(b)     Exhibits

        ARTICLES OF INCORPORATION as amended on June 29, 1999
        (English translation)

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                        ----------------------------------------
                                                       (Registrant)




Date:  July 30, 1999                    By         /s/ Shigeru Nakatani
                                           -------------------------------------
                                                     Shigeru Nakatani
                                                       President of
                                             Panasonic Finance (America), Inc.
                                                      375 Park Avenue
                                                   New York, N.Y. 10152