Form 20-F
period 2000-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO LTD
filed 2000-07-31
CIK 63271

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2000
Commission file number 1 - 6784

MATSUSHITA DENKI SANGYO KABUSHIKI KAISHA
(Exact name of registrant as specified in its charter)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Translation of registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

1006, Oaza Kadoma, Kadoma-shi, Osaka, Japan
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares*	New York Stock Exchange and Pacific Exchange

Common Stock**	New York Stock Exchange and Pacific Exchange

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents ten shares of Common Stock.

**	Par value 50 Japanese yen per share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

This form contains 87 pages.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of

Title of Class	March 31, 2000	March 30, 2000
	(Japan Time)	(New York Time)

Common Stock - 50 yen par value per share	2,062,671,309

American Depositary Shares, each
representing 10 shares of common stock		3,995,618

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [  ].

Indicate by check mark which financial statement item the Company has elected to follow.
Item 17. [X] Item 18. [  ].

All information contained in this Report is as of March 31, 2000 or for the year ended March 31, 2000 (fiscal 2000) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on July 17, 2000 was 108.53 yen = U.S.$1.

Cautionary Statement Regarding Forward-Looking Statements

Any statements with respect to Matsushita’s current plans, estimates, strategies and beliefs in this Annual Report, other than those of historical fact, are forward-looking statements about the future performance of Matsushita and its Group companies, which are based on management’s assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties. Actual events and results may differ materially from those anticipated in these statements.

Potential risks and uncertainties include, but are not limited to, economic conditions, such as consumer spending and private capital expenditures; trends in major economies in the world, including Japan, the United States, Europe and other Asian countries; currency exchange rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies, in which Matsushita operates its business or in which Matsushita’s assets and liabilities are denominated; direct and indirect restrictions imposed by other countries; fluctuations in market prices of securities in which Matsushita has holdings; and Matsushita’s ability to maintain its strength in many product and geographical areas, and Matsushita’s ability to respond to rapid technological changes through such means as new product introductions, in a market that is highly competitive in terms of both price and technology, which is characteristic of the industry to which the Company primarily belongs.

PART I

Item 1. Description of Business

GENERAL

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, “Matsushita” or the “Company” refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group) is one of the world’s leading producers of electronic and electric products.

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of mankind through the supply of quality consumer goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white television sets (TVs) and refrigerators. Matsushita continued to grow during the following decades by expanding its product range to include color TVs, hi-fi components, air conditioners, video tape recorders, industrial equipment and information and communications equipment, as well as electronic components. Overseas sales and production expansion were also significant factors for the growth in these decades.

Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company’s products are marketed under “Panasonic,” “National” and “Technics” brand names, with some of its subsidiaries using brand names such as “Quasar,” “Victor” and “JVC.”

In the 1990s, Matsushita placed increasing emphasis on technological development and the use of advanced electronics technology in every phase of life, thus steering the Company to achieve further growth in the next century. In particular, the Company has been expanding its development activities in such areas as next-generation audiovisual (AV) equipment, multimedia products, and advanced electronic components and devices, many items of which incorporate digital technology. Its current priority product areas include digital television systems, semiconductors, mobile communications equipment, optical discs and display devices, all of which form the basis for growth in the evolving digital networking age.

In December 1990, the Company acquired MCA INC. (MCA), a leading U.S. entertainment company, for approximately U.S.$6.1 billion.

In May 1993, the Company and N.V. Philips’ Gloeilampenfabrieken, now Koninklijke Philips Electronics N.V. (Philips), terminated their joint venture company, Matsushita Electronics Corporation (MEC), and the Company acquired Philips’ 35% equity share in MEC for 185 billion yen, thus making MEC a wholly-owned subsidiary.

In June 1995, the Company sold an 80% equity interest in MCA, now named Universal Studios, Inc., to The Seagram Company Ltd. for approximately U.S.$5.7 billion, leaving the Company with a minority interest.

In April 1997, the Matsushita parent company established a new organizational structure, setting up four internal divisional companies — responsible for AVC (audiovisual and computer products), home appliances and household equipment, air conditioners, and electric motors — by grouping a majority of its some 50 product divisions. This step was taken in order to facilitate strategic planning, effective decision making and more efficient allocation of resources across a broader range than that afforded by each single product division.

In March 1998, the Company announced a package of new management initiatives aimed at better sharing interests with shareholders. As part of this package, management implemented with approval at the annual shareholders’ meeting in late June 1998, repurchase of 50 million shares of the parent company’s common stock from the stock market for retirement, spending approximately 99 billion yen of retained earnings during fiscal 1999. At the same time, as an incentive to Board members and employees toward the enhancement of corporate value, the parent company introduced stock option plans for Board members and select senior executives, granting them rights to purchase 2,000 to 10,000 common shares each (similar option plans have been implemented in fiscal 2000 and 2001), and established a stock-price-linked remuneration plan, under which modest cash payments are to be offered once a year in addition to ordinary salary and bonus payments to employees manager-level or above (effective through fiscal 2001).

In October 1999, EPCOS AG, a German electronic components joint venture of the Company and Siemens AG of Germany, had its initial public offering, listing its shares on German and U.S. stock exchanges. Following EPCOS AG’s public offering, Matsushita’s 45% (held by a subsidiary) and Siemens AG’s 55% holdings in EPCOS AG were reduced to nearly 12.5%, respectively. Matsushita realized a 59 billion yen gain from the sale of its shares in EPCOS AG.

On April 1, 2000, the Company made Matsushita Refrigeration Company and Wakayama Precision Company wholly-owned subsidiaries, by means of share exchanges. As a result of the share exchanges, the Company issued a total of 16,321,187 shares of its common stock to shareholders of the respective companies.

SALES CATEGORIES

Matsushita is engaged in the production and sales of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by product categories for the last three fiscal years:

	Yen (billions)

	Fiscal year ended March 31,

	2000		1999		1998

Consumer products
Video and audio equipment	1,706	23%	1,895	25%	1,885	24%

Home appliances and
household equipment	1,306	18	1,394	18	1,474	18

Subtotal	3,012	41	3,289	43	3,359	42

Industrial products
Information and
communications equipment	2,022	28	2,150	28	2,264	29

Industrial equipment	735	10	717	10	701	9

Subtotal	2,757	38	2,867	38	2,965	38

Components	1,530	21	1,484	19	1,567	20

Total	7,299	100%	7,640	100%	7,891	100%

Consumer Products

Consumer products is Matsushita’s traditional business area and the Company maintains a high competitive edge in Japan and overseas markets. Sales in this category, consisting of video and audio equipment and home appliances and household equipment, totaled 3,012 billion yen and represented 41% of total Company sales in fiscal 2000. Details of major products are as follows:

Video and Audio Equipment

This category includes home-use videocassette recorders (VCRs), camcorders, TVs, audio equipment and newly expanding digital versatile disc (DVD) players. An established global leader in VCRs, Matsushita has a broad range of home VCRs including the S-VHS series with 5-times recording mode and the D-VHS, digital VHS VCR. In camcorders, the Company produces the VHS-C, compatible with VHS video players, and digital camcorder models, along with hard disk editors for video editing, and video printers.

Matsushita’s broad range of TVs is designed to meet demand in all segments of the Japanese and international markets. The Company is currently expanding its TVs and set-top boxes (STBs), by concentrating on flat-screen TVs with high picture quality, such as the progressive-scanning flat-surface T(tau)-series compatible with Broadcast Satellite (BS) digital TV broadcasting, set to begin in December 2000 in Japan. Overseas, the Company supplies TVs and STBs for U.S. digital terrestrial TV broadcasting and, in Europe supplies interactive STBs to British Interactive Broadcasting Ltd. (BiB). The Company is also jointly developing, with OpenTV Corporation, multimedia hardware and software compatible with European interactive digital TV standards. Matsushita also produces liquid crystal display (LCD) TVs and plasma display TVs.

In DVD players, Matsushita, a pioneer in this industry, boasts a product line ranging from standard to high-end progressive-scanning models, and expanded its portable LCD-equipped models by introducing a wide-screen LCD TV/DVD combination unit with enhanced picture quality. The Company will also launch DVD video recorders and DVD-Audio players this summer. Leading the DVD disc production industry, Matsushita continues to expand its facilities and has established joint ventures with Universal Music Group and Eastman Kodak Company.

In the area of audio equipment, Matsushita produces a large variety of products, such as compact disc (CD) and Mini Disc (MD) players, radio receivers, CD radio cassette recorders, tape recorders and portable headphone players, as well as stereo hi-fi equipment and electronic musical instruments.

The Secure Digital (SD) Memory Card, an ultracompact mobile data storage device, was developed in cooperation with Toshiba Corporation and SanDisk Corporation. Matsushita is currently marketing the wristwatch-shaped SD audio headphone player as the first SD application and plans to introduce an array of diverse products incorporating the SD Memory Card.

This category also includes prerecorded video and audio tapes and discs in such formats as VHS, DVD and CD.

Matsushita intends to further strengthen its line of digital networkable consumer products to create home networks interconnecting them with each other and with external public information and communications networks. The role of Digital TVs and STBs together with DVD and SD products as home gateways and servers is expected to increase, forming a strong basis for future growth.

Home Appliances and Household Equipment

Matsushita’s vast array of home appliance products includes refrigerators, air conditioners, home laundry equipment (such as washing machines and dryers), vacuum cleaners, electric irons, dishwashers, microwave ovens, rice cookers and other cooking appliances, electric fans, air purifiers, electric and kerosene heaters and electrically-heated rugs. The line of household equipment mainly comprises kitchen fixture systems, electric, gas and kerosene hot-water supply systems, and bath and sanitary equipment. This category also includes electric lamps, bicycles, cameras and flash units, and fire extinguishers.

Matsushita continues to lead the Japanese home appliance industry, launching new technologically innovative models. The latest examples include a series of new floor space-saving refrigerators that do not sacrifice inner capacity. Such models feature high energy-efficiency levels and are a perfect fit in Japanese kitchen fixture systems. The Company also strengthened its line of centrifugal force washing machines by adding a new series equipped with an automatic detergent feeding system.

Other recent product innovations include the Company’s compact rechargeable-battery-powered cordless vacuum cleaner employing a centrifugal force dust collection system and a new space-saving compact dishwasher that fits even on a small Japanese kitchen countertop.

In the household equipment area, the Company is meeting market needs by providing user-friendly products. Successful examples include easy-to-operate pull-down cabinet shelves, pull-out dishwashers and flame-free induction heating cookers, as well as Matsushita’s energy-efficient air conditioners.

From April 2000, Matsushita is further concentrating on the development of the following solution-oriented areas: living environments, healthcare, energy and food-related equipment and systems businesses. The Company is intent on creating new business models, such as automated electric and gas consumption inspection systems and home healthcare services.

Industrial Products

Industrial products is comprised of information and communications equipment and industrial equipment. This has been the Company’s fastest growth category in the last decade, led by mobile communications equipment and personal computer (PC) related equipment. However, in the last two years growth has slowed due mainly to the significant worldwide price declines in PC peripherals. Sales in fiscal 2000 totaled 2,757 billion yen for this category, representing 38% of total Company sales. Details of major products are as follows:

Information and Communications Equipment

The line of information and communications equipment includes information equipment, such as PCs, word processors, printers, copying machines, PC displays, hard disk drives, CD-ROM, DVD-ROM and DVD-RAM drives; communications equipment, such as facsimile equipment, telephones, cellular telephones, other mobile communications equipment and digital private branch exchanges; and other systems equipment, such as CATV systems, broadcast- and business-use AV systems and equipment, large-screen visual equipment, communications network equipment, and traffic-related systems and equipment. Of these, Matsushita maintains a high competitive edge worldwide in particular lines of products, such as hard disk and optical disc drives, facsimile equipment, broadcast-use digital VCR equipment and airline in-flight AV systems, while also enjoying a leading position in the Japanese cellular phone industry.

In the PC and related equipment field, Matsushita continued to improve its notebook PCs introducing ultraslim mobile models and adding features such as wireless communication. The Company strengthened its CD-ROM, DVD-ROM and DVD-RAM drives and hard disk drive lineup, developing upgraded models to meet the need for greater data storage capacity and faster processing speed.

In the mobile communications field, Matsushita continued to maintain its leading share in the domestic cellular phone market with success in new lines including its NTT DoCoMo i-mode handsets equipped with E-mail and Internet browsing capabilities. Currently, Matsushita and NTT DoCoMo, Inc. are developing a service that will eventually allow users to download music to a SD Memory Card using mobile communications devices in Japan. Expanding its scope of operations, the Company has also begun preparations in both handsets and base stations for W-CDMA, the next-generation mobile communications system that will commence in the spring of 2001 in Japan.

In the broadcasting equipment field, Matsushita maintains a substantial share of the digital news gathering equipment market as it continues to launch innovative video camera recording and editing systems such as the DVCPRO HD (high-definition) series. The Company is currently exploring future business expansion with the launch of Japan’s BS digital TV broadcasting in December 2000, developing various new digital broadcast equipment centered on the Company’s advanced conditional access systems and electronic programming guide technologies and establishing ventures for creation of new digital TV contents services with leading Japanese broadcasting companies. In business-use AV systems, the Company holds a large share of the in-flight AV systems global market and is continually increasing its surveillance cameras and Closed Circuit Video Equipment (CCVE) systems presence.

Industrial Equipment

Matsushita’s product range of industrial equipment encompasses factory automation (FA) equipment, welding machines, electric power distribution equipment, commercial air conditioning equipment, vending machines and medical equipment. This category also includes car AV equipment, such as car audio and car navigation equipment.

In FA equipment, Matsushita is an industry leader in electronic-parts-mounting machines, and major producer of industrial robots and electronic measuring instruments. The Company reinforced its lineup in fiscal 2000 by concentrating on smaller, lighter high-precision machines and introduced a new high-speed multifunctional chip mounter as well as an innovative laser processing machine to satisfy demand for ultrafine, high-integration circuit boards. The Company also holds a competitive position in DVD disc mastering and replication equipment, utilizing its advanced authoring and disc bonding technologies.

Car AV equipment such as the car navigation system are taking on an increasingly expanding role. To meet market needs, Matsushita continues to introduce more advanced car navigation systems, such as DVD-equipped models that feature networking capabilities including E-mail and Internet browsing as well as interact with various new services such as map and traffic information and Electronic Toll Collection systems. All the above are an integral part of the development of the Intelligent Transport Systems (ITS) currently under way in Japan.

Components

Matsushita produces a wide range of electronic and electric components and devices. Major products included in this category are semiconductors, general electronic components, display devices, electric motors, compressors and batteries, to support the Company’s finished products and for sale to other manufacturers. Sales of components as a whole in fiscal 2000, excluding in-house consumption, totaled 1,530 billion yen, accounting for 21% of the Company’s overall sales.

Recognizing that components and devices hold the key to innovation and advancement, as well as competitiveness, of finished products and systems in the digital networking age, Matsushita places significant priority on the development of electronic components’ technology and business, with special emphasis on semiconductors and display devices.

The Company’s range of semiconductors is primarily made up of integrated circuits (ICs), such as MOS LSIs and bipolar ICs, discrete devices and CCDs. The Company has been strengthening development of single-chip multifunctional LSIs, called System LSIs, which form the basis of digital-network related equipment. Successful results included Media Core Processors, MPEG-2 encoder chips, 32-bit microcontrollers with embedded DRAMs, single-chip decoder LSIs for digital TV receivers, and system LSI chip sets for DVD-ROM drives. Matsushita is at the forefront in optical pickup semiconductors for DVDs, CCDs for video camcorders, and gallium-arsenide power modules for cellular phones. The Company is currently working to develop 0.13 micron process technology in an alliance with Mitsubishi Electric Corporation for future system LSIs for use in digital networkable products.

The Company maintains a broad spectrum of general components, encompassing electronic circuit components, printed circuit boards, transformers, power supply components, coils, capacitors, resistors, tuners, speakers, ceramic components, and various sensors. In fiscal 2000, the Company continued to introduce smaller, more advanced components for equipment downsizing and performance improvement as well as developing a surface-mounted circuit module for Bluetooth, a short-range wireless networking protocol, for digital home networking.

In display devices, Matsushita expanded its flat-surface CRT product range to include a model with a brightness level 20% higher than conventional models. Strategically, Matsushita is concentrating production of flat-surface CRTs in Japan, while shifting production of traditional CRTs overseas. The Company also focused efforts on developing high-picture quality LCD devices with faster picture response and wider viewing angles. The Company is further boosting its plasma display panel (PDP) lineup, with the development of 50- and 60-inch units to add to its current 37- and 42-inch models.

In electric motors, Matsushita augmented its FA equipment motor lineup with the MINAS-A, a series of smaller, high-speed servomotors with greater energy efficiency compared to conventional models. AV and information and communications equipment motors lineups were also augmented with compact spindle motors for use in PC peripherals and DVD players and vibration motors for cellular phones. Furthermore in compressors, Matsushita is a world leader offering those primarily for air conditioners and refrigerators.

Matsushita is one of the world’s largest battery manufacturers, producing a comprehensive range of batteries, ranging from manganese, alkaline, lithium, silver oxide and zinc air cells, to rechargeable batteries, such as lithium-ion, nickel metal-hydride, nickel-cadmium and sealed lead-acid batteries and storage batteries for automotive use, as well as various battery powered appliances. Among these, production of compact, high-performance batteries, such as the Company’s long life alkaline batteries and lithium-ion batteries, has been expanding in recent years, as they are increasingly used in compact electronic equipment. Matsushita is at the forefront of nickel metal-hydride batteries for electric and hybrid electric vehicles. In fiscal 2000, Matsushita launched the world’s thinnest (0.4 mm) manganese dioxide-lithium battery, known as the Paper Coin for use in IC cards for E-commerce.

SALES AND DISTRIBUTION

Set forth below is a sales breakdown by geographical markets:

	Yen (billions)

	Fiscal year ended March 31,

	2000		1999		1998

Japan	3,698	51%	3,752	49%	3,891	49%

North and South America	1,384	19	1,513	20	1,458	19

Europe	906	12	1,019	13	949	12

Asia and Others	1,311	18	1,356	18	1,593	20

Total	7,299	100%	7,640	100%	7,891	100%

Sales and Distribution in Japan

Domestic sales are handled primarily by 12 sales divisions organized according to the type of customer, i.e., consumers, corporate, government, manufacturing industry, and other respective industries, in order to meet the specific and ever-diversifying needs of consumers and various industries.

For the consumer market, Matsushita maintains the industry’s most extensive sales networks, supplying a large number of consumer electronics and appliance retailers throughout Japan, and has also expanded to mass scale retailers. In addition, the Company is currently attempting on a limited scale an Internet based sales system, in which the Company will cooperate with retailers who handle product delivery, installations and after-sale services.

Sales to corporate and government customers are centered on information and communications equipment, and sales to the manufacturing industry are focused on industrial equipment and components.

With the exception of light bulbs and other inexpensive products, substantially all of Matsushita’s consumer products carry warranties which vary in duration from one to five years, in line with the normal practice of the industry. Service is provided by Matsushita and by approved service companies which obtain replacement parts from Matsushita and other suppliers.

Overseas Activities

Matsushita operates 222 companies in 44 countries outside of Japan, including five regional headquarters, 43 manufacturing/sales companies, 98 manufacturing companies, 46 sales companies, 12 research organizations and five finance subsidiaries. International marketing of Matsushita’s products is conducted through the Company’s sales subsidiaries and affiliates and also through independent distributors. In addition, certain products are sold in foreign markets on an OEM basis and marketed under the brand names of third parties. The Company has been gradually strengthening overseas sales channels for industrial products and components, aside from existing consumer products sales networks in many countries and regions. The Company also implemented supply chain management (SCM), working with several overseas mass-scale retailers to raise global operational efficiency.

Overseas sales, including products manufactured outside Japan and those exported from Japan represented approximately 49% of the Company’s total consolidated sales in fiscal 2000.

In order to promote global business development and counter currency fluctuations, Matsushita has expanded and continues to expand its overseas production covering not only major consumer products, but also industrial products and components. In recent years, the Company placed emphasis on building and expanding manufacturing facilities in newly developing areas, such as China, India and Eastern Europe, as well as Southeast Asia and Mexico.

Matsushita’s current emphasis is placed on advancing localization of development of products and technologies to enhance competitiveness of individual overseas manufacturing sites, as well as that of the entire Group regionally. The Company is also reviewing the functions of its R&D, production and sales bases worldwide by respective product categories to achieve optimum efficiency of Matsushita’s global operations.

Customers

The largest markets for Matsushita’s products have traditionally been consumers and households. However, since the 1980s, the proportion of sales to non-consumer customers, such as governments, commercial and industrial corporations and other institutions, including large customers such as electric and electronic equipment manufacturers, automotive manufacturers and various other machinery makers, has been rising as Matsushita places increasing emphasis on industrial and commercial products and electronic components. In the year ended March 31, 2000, sales of industrial products and components accounted for approximately 59% of Matsushita’s total sales, rising from 48% of the total (52% of total excluding MCA) in fiscal 1995. Matsushita’s business is not materially dependent upon any single customer.

RESEARCH AND DEVELOPMENT

Matsushita considers research and development to be a key factor in its success and essential to the achievement of its corporate theme: to provide utmost satisfaction to customers throughout the world through distinguished products and services and to contribute to the progress and happiness of mankind. Under this theme, the Company has been committed to “R&D that creates next generation businesses, while at the same time supporting today’s and tomorrow’s products and businesses.” As part of this task, focus is directed towards the five priority areas: digital TV systems, semiconductors, mobile communications equipment, optical discs and display devices.

Building on combined strength in these areas, Matsushita emphasizes the development of networkable consumer products that can be linked inside the home and with external public networks. Matsushita will also target a variety of mid-term growth areas, including broadband communications, Intelligent Transport Systems (ITS), education, healthcare, energy-related fields, Internet-related business and software. To make networkable consumer products and the Company’s mid-term growth areas a reality, Matsushita will aggressively pursue its research and development by closely coordinating programs and efforts at the corporate R&D centers and at each divisional research center.

Principal corporate R&D centers include; the Advanced Technology Research Laboratories, which engages primarily in basic research aimed at developing advanced technologies to create new businesses looking toward the year 2010, the Multimedia Development Center, the Digital Network Development Center, the Optical Disk Systems Development Center, the Display Device Development Center, the Human Environment Development Center and the Corporate Semiconductor Development Division. The Corporate Production Engineering Division, which engages in development of new manufacturing technology, supports production activities at Matsushita’s domestic and overseas operating facilities.

The Overseas R&D Promotion Center supports and augments the Company’s global R&D activities, such as development of a common global platform for digital TV systems, strengthening the collaboration between corporate laboratories in Japan and overseas R&D centers such as those based in North America and Europe.

At the divisional level, internal divisional companies and principal subsidiaries maintain their own research facilities and/or departments, engaged in specific R&D projects or engineering and design improvement in close cooperation with the above corporate R&D centers, as mentioned above.

Total expenditures for research and development amounted to 481 billion yen, 500 billion yen and 526 billion yen for the three fiscal years ended March 31, 1998, 1999 and 2000, respectively, representing 6.1%, 6.5% and 7.2% of Matsushita’s total net sales for each of those periods.

The most significant recent results from Matsushita’s R&D efforts include; DVD products including DVD-Audio and video recorders, portable players, ROM and RAM drives with large data storage or recording capacity and high speed performance; a single-chip digital TV System LSI, which processes a large array of digital signals received in radio waves and is compatible with most of the world’s digital TV services; System LSI chip sets incorporated in DVD-ROM and RAM drives; an ultracompact mobile storage device called the Secure Digital (SD) Memory Card, jointly developed with SanDisk Corporation and Toshiba Corporation, for various use including electronic music distribution and AV data storage; Internet-compatible cellular phones and PHS-linked terminals, equipped with E-mail and Internet browsing capabilities; a compact home co-generation system using fuel cells; large printed circuit boards using environment-friendly lead-free solders, used in the Company’s VCRs.

CAPITAL EXPENDITURES

Recognizing that building advanced technologies, equipment and processes is essential to the cost-efficient manufacturing of sophisticated electronic products and devices, the Company has been attentive in planning plant and equipment investment to achieve higher competitiveness and investment efficiency. Besides constant investment in production automation and energy-saving facilities, increasing emphasis has been placed on expansion of such business areas ranging from digital AV equipment and mobile communications equipment to components and devices.

Total capital expenditures were 474 billion yen, 352 billion yen and 338 billion yen for fiscal 1998, fiscal 1999 and fiscal 2000, respectively.

Capital expenditures have declined over the past three years as the Company concentrates and focuses its resources on such strategically important areas as key components and devices including semiconductors and LCD devices, while implementing selective investment in other operating areas.

COMPETITION

The markets in which the Company sells its products are highly competitive in Japan, as well as abroad. Matsushita’s principal competitors, across the full range of its products, consist of several large Japanese manufacturers and a large number of smaller and more specialized companies. In particular categories of products it encounters additional competition from companies in the United States, Europe and Asia. The Company expects that competition will continue to be intense both in Japan and abroad.

In addition, the recent advancement towards a borderless economy, has applied pressure to Japanese manufacturers, including Matsushita, in terms of price competition globally. To minimize the effects of these negative factors, the Company is devising various cost-reduction and efficiency measures to enhance competitiveness from a global perspective, such as increasing overseas production and shortening production and logistics lead time through the introduction of SCM, and also developing joint ventures and other cooperative agreements with overseas partners.

TRADEMARKS

Most of Matsushita’s products are distributed throughout the world under the “Panasonic” and “National” trademarks. Matsushita also sells a number of hi-fi products under the “Technics” trademark. Some of the subsidiaries’ products are sold under other trademarks, including “Quasar,” “Victor” and “JVC.”

PATENT LICENSE AGREEMENTS

Matsushita holds numerous Japanese and foreign patents and utility model registrations for its products and engages in mutual exchange of technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers is increasing year by year.

Matsushita is a licensee under various license agreements which cover a wide range of products, including audiovisual products, computers, communications equipment, semiconductors and other components. Matsushita has non-exclusive patent license agreements, among others, with Thomson Multimedia Licensing Inc. and Thomson S.A. covering a broad range of its products, including TVs, VCRs, CD players and CD-ROM drives. Matsushita has non-exclusive patent cross-license agreements, among others, with Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Matsushita Electronics Corporation (MEC), a consolidated subsidiary of the Company, has non-exclusive patent license agreements with Koninklijke Philips Electronics N.V. covering most of the items manufactured by MEC, including semiconductor devices, various lamps, cathode-ray and electron tubes and certain other products.

Most of Matsushita’s license and technical assistance agreements are for three- to ten-year periods, unless the agreements cover specific patents to be licensed therein, in which case they are normally for the life of the patent.

The Company considers all its technical exchange and license agreements beneficial to its operations.

RAW MATERIALS AND SOURCES OF SUPPLY

Matsushita purchases a wide variety of parts and materials from various suppliers in Japan and abroad. The Company applies a multi-sourcing policy — being not dependent upon any one source of supply for any essential item. The Company has also been endeavoring to promote a policy of global optimum purchasing by selecting the best qualified suppliers from all over the world and buying the most competitive parts and materials. Furthermore, to improve its operational efficiency, the Company is currently establishing an Internet-based parts and materials procurement system on a nation-wide scale. Since suppliers are selected on the basis of a fair and comprehensive evaluation, the Company enjoys good business relationships with them and the sourcing is properly assured.

ENVIRONMENTAL PROTECTION

The Company actively promotes diverse environmental initiatives and harmonious coexistence with the global environment in every aspect of its business practices. Since establishing the Matsushita Environmental Charter in 1991, the Company has emphasized the development of eco-friendly products, such as audio equipment and VCRs with industry-first lead-free solders, reduced the environmental impact from its manufacturing activities, and is establishing recycling systems.

As part of Matsushita’s strong commitment to environmental protection, the Company attained ISO14001 certification at more than 200 production sites globally. Accordingly, Matsushita not only observes relevant environmental laws and regulations throughout the world, but also established its own stricter guidelines for the reduction and proper management of chemical substances. Additionally, in fiscal 2000 the Company commenced a Green Procurement Campaign, in which Matsushita gives priority to eco-friendly suppliers and materials.

In fiscal 1999, the Company spent approximately 2 billion yen in appropriate remedial actions for sites with any signs of contamination, including removal and purification of water and soil. Currently, the Company is not aware of any operational sites with serious environmental problems that may have a material adverse effect on its results of operations or financial position.

The Company is taking steps for compliance with proposed Japanese used electric appliance recycling legislation, set to begin in the spring of 2001. However, it is difficult to estimate related expenditures, due to uncertainties involved including the future status of the proposed legislation. Matsushita believes that capital expenditures and expenses incurred in complying with the new legislation will not have a material adverse effect upon its results of operations or financial position. Nevertheless, the Company is aware that costs associated with more stringent future environmental regulations will increase and is therefore placing a high priority on effective environmental cost management to achieve sustainable growth.

EMPLOYEE RELATIONS

As of March 31, 2000, Matsushita had approximately 290,000 employees. Of the total, approximately 146,000 employees are in Japan and approximately 144,000 outside of Japan, with a trend of overseas employees constantly increasing. Most regular employees in Japan, except management personnel, are union members, principally of the Matsushita Electric Industrial Workers Union, which is affiliated with the Japanese Electrical Electronic & Information Union.

As is customary in Japan, the Company negotiates annually with the unions and grants annual wage increases and semiannual bonuses. Matsushita also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. In recent years, the Company has been introducing in Japan new comprehensive employment and personnel systems which satisfy diversified needs of employees. Such systems include an individual performance-oriented annual salary system and an alternative payment system under which employees can receive retirement and fringe benefits up front as an addition to their monthly salary.

In fiscal 1999, Matsushita also introduced a stock-price-linked remuneration system (effective through fiscal 2001) for its employees manager level or above whereby a modest amount linked to the Company’s stock price is paid once a year to these employees.

For a quarter century, Matsushita has experienced no major labor strikes or disputes. The Company considers its labor relations to be excellent.

Item 2. Description of Property

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita’s manufacturing plants are located principally in Japan, other countries of Asia, North and South America and Europe. The Company considers all its factories well maintained and suitable for their current production requirements.

The following table sets forth information as of March 31, 2000 with respect to manufacturing facilities:

	Floor Space
	(thousands of
Location	square feet)	Principal Products Manufactured
Osaka	9,848	VCRs, TVs, DVD products, audio equipment, washing machines, other home appliances, information equipment, industrial equipment, components, batteries, kitchen fixtures.

Kanagawa	4,392	Communications, information and measuring equipment, VCRs, audio equipment, car AV equipment, compact discs, refrigerators, batteries.

Shiga	3,564	Air conditioners, refrigerators, compressors, vacuum cleaners.

Tochigi	2,056	TVs, TV picture tubes, information equipment.

Nara	2,027	Home appliances, gas and kerosene equipment, compact discs and DVD discs.

Okayama	1,864	VCRs, components, magnetic tapes and discs.

Kyoto	1,608	Semiconductors, components.

Ibaraki	1,059	TVs, magnetic tapes.

Shikoku	3,683	VCRs, information equipment, audio equipment, home appliances.

Kyushu	2,350	Information and communications equipment, components, industrial equipment.

North America	7,402	TVs, home appliances, VCRs, DVD discs, car audio equipment, communications equipment, compressors, components, batteries.

Europe	3,977	VCRs, TVs, audio equipment, car audio equipment, home appliances, components, information and communications equipment.

Asia	18,138	TVs, VCRs, audio equipment, air conditioners, refrigerators, other home appliances, components, semiconductors, information and communications equipment, industrial equipment, compressors, batteries.

Other	20,068	Home appliances, industrial equipment, components, semiconductors, video and audio equipment, batteries, information and communications equipment.

Total	82,036

In addition to its manufacturing facilities, Matsushita’s properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 7.7 million square feet, research and development facilities with an aggregate floor space of approximately 6.9 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 11.4 million square feet, and administrative offices with an aggregate floor space of approximately 17.0 million square feet.

As of March 31, 2000, Matsushita leased approximately 12.2 million square feet of floor space, most of which was for sales office space.

Item 3. Legal Proceedings

In November 1991, Loral Fairchild Corporation, a Delaware corporation, filed two lawsuits in the United States District Court for the District of Virginia against the Company, Matsushita Electric Corporation of America and 36 other defendants. The suits were consolidated. All defendants were charged with infringement of two U.S. patents by virtue of the production abroad and sale in the United States of certain charge coupled devices (CCDs), which are used in products such as video cameras and facsimile machines. In December 1991, this action was transferred to the United States District Court for the Eastern District of New York. The action seeks damages, attorneys’ fees and a permanent injunction. The Company has asserted that the patents are invalid and not infringed upon by its products incorporating CCDs. This litigation has been bifurcated between liability and damages and has been stayed as to all defendants except one defendant. In a first liability trial involving this defendant, a jury held that it infringed the two U.S. patents at issue. In July 1996, the court granted, among other things, its subsequent motion for judgment as a matter of law, overturning the verdict. Loral Fairchild Corporation appealed this decision to the Court of Appeals for the Federal Circuit and oral argument was held in June 1997. In June 1999, the Federal Circuit affirmed the district court’s claim construction and its non-infringement decision.

In July 1992, Matsushita Electronics Corporation (MEC), which manufactures CCDs, commenced a suit in the United States District Court for the Southern District of New York seeking a declaration that MEC’s CCDs and all end products incorporating MEC’s CCDs (collectively “products”) are licensed under the two U.S. patents at issue. In April 1993, the district court granted MEC’s motion for summary judgment and ruled that the products were licensed. The Court of Appeals for the Federal Circuit affirmed the decision in September 1994, and denied Loral Fairchild’s petition for rehearing in November 1994. MEC’s tort claim against Loral Fairchild and its parent, Loral Corporation, concerning certain liability issues was denied by the District Court in August 1997. The decision has not been appealed.

Matsushita is a co-defendant in a class-action lawsuit relating to the acquisition of MCA in 1990. Certain former stockholders of MCA who tendered their shares to Matsushita in such acquisition brought actions in the United States District Court for the Central District of California claiming, in part, that the Company violated Securities and Exchange Commission Rule 14d-10 by treating the then chairman and chief executive officer of MCA differently than other MCA stockholders in such acquisition. The district court denied plaintiffs’ motion for summary judgment and subsequently granted Matsushita’s motion for summary judgment in 1992. The United States Court of Appeals, Ninth Circuit, reversed, in part, finding that the Company violated Rule 14d-10 and remanded for further proceedings to determine damages. The Company has filed a petition for a writ of certiorari with the United States Supreme Court. In February 1996, the Court reversed, finding that the separate class-action settlement judgment rendered by the Delaware Supreme Court is entitled to full faith and credit even though it released claims within the exclusive jurisdiction of the federal courts, and remanded for proceedings consistent with the Court’s opinion. In October 1997, the Ninth Circuit further reversed, holding that it should withhold full faith and credit from the Delaware judgment, because, as a matter of law, plaintiffs were not adequately represented in Delaware. The Ninth Circuit reheard the case and, in June 1999, withdrew its 1997 opinion and affirmed the district court’s 1992 decision dismissing the action. In November 1999, the United States Supreme Court denied plaintiffs’ petition for a writ of certiorari. In December 1999, the Ninth Circuit issued its decision and mandate affirming the district court’s 1992 decision. Certain of the plaintiffs who opted out of the Delaware settlement have asked the Ninth Circuit to clarify that its decision and mandate do not purport to terminate the federal claims of the 19 former MCA stockholders who opted out of the Delaware settlement.

In December 1999, certain plaintiffs in the federal action moved to intervene and reopen the final settlement judgement entered by the Delaware Court of Chancery in February 1993 and affirmed by the Delaware Supreme Court in September 1993. Oral argument on this motion was held in May 2000.

Management is of the opinion that any outcome of these actions against Matsushita will not have a material adverse effect on Matsushita’s operations or financial position.

There are a number of other legal actions and administrative investigations against the Company and subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on Matsushita’s results of operations or financial position.

Item 4.	Control of Registrant

(a)	Matsushita is not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government.

(b)	(1)	To the knowledge of the Company, no person owns more than ten percent of any class of the Company’s common stock.

	(2)	The total number of the Company’s voting securities beneficially owned by the Directors and Corporate Auditors as a group as of March 31, 2000 is as follows:

	Identity of	Number of	Percent
Title of class	person or group	shares owned	of class

Common Stock	Directors and Corporate	18,437,953	0.89%
	Auditors — 36 persons	shares

(c)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

Item 5.	Nature of Trading Market

Common Stock, American Depositary Receipts

The primary market for the Company’s Common Stock is the Tokyo Stock Exchange (the “TSE”). The Common Stock is traded on the First Section of the TSE and is also listed on five other stock exchanges in Japan. In addition, the Company’s Common Stock is listed on the Amsterdam Stock Exchange in the form of original Common Stock under the ASAS system, on the Frankfurt Stock Exchange and Duesseldorf Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate and on the Paris Stock Exchange in the form of original Common Stock of the Company. In the United States, the Company’s American Depositary Shares have been listed on and traded in the New York Stock Exchange (the “NYSE”) and the Pacific Exchange in the form of American Depositary Receipts (“ADRs”). There may from time to time be a differential between the Common Stock’s price on exchanges outside the United States and the market price of the American Depositary Shares in the United States.

ADRs are issuable pursuant to a Deposit Agreement dated as of April 28, 1970, as amended and restated as of November 20, 1975 and as further amended as of October 1, 1982 (the “Deposit Agreement”), among the Company, Morgan Guaranty Trust Company of New York as Depositary (the “Depositary”), and the holders of ADRs. ADRs evidence American Depositary Shares, each representing 10 shares of Common Stock deposited under the Deposit Agreement with The Sumitomo Bank, Limited, as agent of the Depositary, or any successor or successors to such agent or agents.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s Common Stock on the TSE, and the reported high and low sales prices of the Company’s American Depositary Shares on the NYSE:

		Tokyo Stock Exchange		New York Stock Exchange

		Price per Share of		Price per American
		Common Stock (yen)		Depositary Share (dollars)*

Calendar Period		High	Low	High	Low

1998

	1st quarter	2,140	1,820	163.94	143.06

	2nd quarter	2,280	2,025	171.00	147.88

	3rd quarter	2,375	1,800	170.00	130.50

	4th quarter	2,155	1,640	182.25	128.00

1999

	1st quarter	2,355	1,878	195.00	157.50

	2nd quarter	2,520	2,135	207.00	173.50

	3rd quarter	2,980	2,050	239.00	198.00

	4th quarter	2,915	2,050	299.63	191.00

2000

	1st quarter	3,320	2,640	303.00	249.00

*	The prices of American Depositary Shares, each representing 10 shares of Common Stock, are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points.

As of March 31, 2000, approximately 8.63% of the Company’s Common Stock was owned of record by a total of 227 United States shareholders including the Depositary’s nominee, considered as one shareholder of record, owning approximately 1.93% of the total Common Stock.

Item 6.	Exchange Controls and Other Limitations Affecting Security Holders

(a)	Japanese Foreign Exchange Controls

Effective April 1, 1998 the Foreign Exchange and Foreign Trade Control Law was amended and the title of the statute was changed to the Foreign Exchange and Foreign Trade Law. Under the amended Law all aspects of regulations on foreign exchange and foreign trade transactions which were subject to licensing or other approval or prior notification requirements are, with minor exceptions relating to inward direct investments (which are not generally applicable to the Company’s shares), now subject to post transaction reporting requirements. Acquisitions and dispositions of shares of Common Stock or American Depository Shares by non-residents of Japan (including foreign corporations not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance has the power to impose a licensing requirement for certain transactions in limited circumstances. Under the Foreign Exchange Law as currently in effect, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

(b)	Description of Common Stock

Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (Kabushiki Kaisha) and certain related legislation.

General

The presently authorized capital stock of the Company is 4,950,000,000 shares, which may be issued with a par value or without a par value. The Commercial Code requires that shares be in registered form. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders’ rights against the Company, the transferee must have his name registered in the Company’s register of shareholders. All of the presently outstanding shares of the Company are of a par value of 50 yen per share. The Company may, by a resolution of the Board of Directors, convert par value shares into non-par value shares or vice versa. Shareholders are required to file their names, addresses and seals with The Chuo Mitsui Trust and Banking Company, Limited, the transfer agent for the Company’s Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares of Common Stock of the Company. Pursuant to this system a holder of shares of Common Stock is able to choose, at his discretion, to participate in this system by depositing shares of Common Stock with the Japan Securities Depository Center (“JASDEC”), the sole depositary under the system (through a participating institution, such as a securities company or bank, having a clearing account with the clearing house, if the holder is not a participating institution), and all such shares are registered in the name of JASDEC in the Company’s register of shareholders. Each participating shareholder is in turn registered in the register of beneficial shareholders and treated the same way as shareholders registered in the Company’s register of shareholders. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial owners of deposited shares registered in the register of beneficial owners are entitled to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial owners are required to file with the Company’s transfer agent, principally through the relevant participating institution, the same information as is required from the registered shareholders. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders, beneficial shareholders and pledgees of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to annual dividends, the Board of Directors of the Company may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees who are registered in the Company’s register of shareholders or beneficial shareholders at the end of each September 30, without prior shareholder approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its capital surplus;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned;

(v)	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above;

(vi)	if the Company has on its balance sheet a number of shares of its Common Stock which the Company has acquired for the purpose of transferring the same to its Directors and/or employees but such shares are yet to be so transferred, the book value of such shares; and

(vii)	if certain assets of the Company are stated at market value pursuant to the provisions of the Commercial Code, the aggregate amount of the unrealized gains in cases when the market value exceeds the acquisition cost.

In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company’s accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vii) above. In addition, if the Company’s shareholders have adopted a resolution for the Company’s purchase of shares of its Common Stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of retiring the same with retained earnings, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

The Commercial Code, currently in effect, does not provide for “stock dividends.” However, under the Commercial Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional shares by way of a stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

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

General meeting of shareholders

The ordinary general meeting of shareholders to settle accounts of the Company for each fiscal period is normally held in June each year in Kadoma, Osaka, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

Notice of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting.

Any shareholder holding at least 300 units of shares or 1% of the total number of outstanding shares for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting.

Voting rights

A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and “ “Unit” share system — Voting rights of a holder of shares representing less than one unit” below. Except as otherwise provided by law or by the Company’s Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing.

The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of the stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation of the Company requiring shareholders resolutions, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, share exchange or share transfer requiring shareholders resolutions for the purpose of establishing 100% parent-subsidiary relationships, any offering of new shares at a “specially favorable” price (or any offering of convertible bonds or debentures with “specially favorable” conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with “specially favorable” conditions) to persons other than shareholders, or granting to Directors and/or employees rights to subscribe for new shares if the Articles of Incorporation so permit the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the “special shareholders resolution”).

Subscription rights

Holders of the Company’s Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against the Company and third parties only if the Company’s prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

The Commercial Code permits a company to provide in its articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. The Company’s Articles of Incorporation do not so provide.

Dilution

In the future it is possible that market conditions and other factors might make a rights offering to shareholders at par or substantially below the market price of shares of Common Stock desirable. If the number of shares offered in a rights offering is substantial in relation to the number of shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in the Company. If a substantial amount of stock option rights for new shares are granted to the Company’s Directors and/or employees with the exercise price below the market price of the shares, existing shareholders’ equity interest in the Company will be diluted.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.

Liability to further calls or assessments

All the Company’s presently outstanding shares of Common Stock including shares represented by the American Depository Shares are fully paid and non-assessable.

Transfer agent

The Chuo Mitsui Trust and Banking Company, Limited is the transfer agent for the Company’s Common Stock; as such transfer agent, it keeps the Company’s registers of shareholders and beneficial shareholders in its office at 2-21, Kitahama 2-chome, Chuo-ku, Osaka, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

Record date

March 31 is the record date for the Company’s year-end dividends. The shareholders and beneficial shareholders who are registered as the holders of 1,000 shares or more in the Company’s register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal period ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The price of the shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by the Company of its Common Stock

Except as otherwise permitted by the Commercial Code and the Law of Special Exception to the Commercial Code Concerning Retirement of Shares (the “Special Retirement Law”) as set out below, the Company or any of its subsidiaries cannot acquire the Company’s Common Stock except by means of a reduction of capital in the manner provided in the Commercial Code. The Company may acquire its Common Stock in response to a shareholder’s request for purchase of his shares representing less than one unit. See “ “Unit” share system — Rights of a holder of shares representing less than one unit to require the Company to purchase such shares” below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

Under the Commercial Code and the Special Retirement Law the Company may acquire its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (if the Articles of Incorporation provide that the shares may be purchased for the purpose of retirement by resolution of the Board of Directors if the Board deems it especially necessary to do so in view of general economic conditions, the business and financial condition of the Company and other factors, by the resolution of the Board of Directors):

(i)	for the purpose of transferring the same to its Directors and/or employees if there exists a justifiable reason; and
(ii)	for the purpose of retirement thereof with retained earnings.

Acquisition by the Company of shares of its Common Stock for the above purposes is subject to, among other things, the following restrictions:

(i)	the number of shares to be acquired does not exceed 10% of all issued and outstanding shares (except in the case of purchase of shares for retirement pursuant to shareholders’ authorization);
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

The Company’s shareholders gave, at the ordinary general meeting of shareholders held in June 1998, an authorization for the acquisition of not exceeding 120,000 shares of Common Stock for the purpose of transferring the same to all its Directors then in office and certain executive employees. Pursuant to such authorization in June 1998, 113,000 shares of Common Stock were purchased for such purpose. Further, the Company’s shareholders gave, at the ordinary general meeting of shareholders held in June 1999, an authorization for the acquisition of not exceeding 120,000 shares of Common Stock for the same purpose. Pursuant to such authorization in June 1999, 116,000 shares of Common Stock were purchased for such purpose. In addition, the Company’s shareholders have, at the general meeting of shareholders held in June 2000, given an authorization for the acquisition of not exceeding 120,000 shares of Common Stock for the same purpose. Pursuant to such authorization in June 2000, 109,000 shares of Common Stock were purchased for such purpose in early July 2000.

The Company’s shareholders gave, at the ordinary general meeting of shareholders held in June 1998, an authorization for the acquisition, during the period not later than the next ordinary general meeting of shareholders, of 50,000,000 shares of Common Stock for the purpose of retirement thereof with retained earnings. Pursuant to such authorization, 50,000,000 shares of Common Stock were purchased and retired with retained earnings during such period.

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
(y)	if the aggregate of the amounts of (i) through (vii) referred to under “Dividends” above and the amount of interim dividend distributed exceeds the net assets appearing on the balance sheets as at the latest closing of the Company’s accounts, no purchase of shares for this purpose can be made.

The Company’s Articles of Incorporation do not so provide.

“Unit” share system

Pursuant to the Commercial Code the Company has adopted 1,000 shares as one unit of shares.

Transferability of shares representing less than one unit

Certificates for shares representing less than one unit may only be issued in certain limited circumstances. Since the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates have been issued continue to be transferable, but the transfer may be registered in the Company’s register of shareholders only if the transferee is already a registered shareholder (whether in respect of units or of shares representing less than one unit).

A holder who owns ADRs evidencing less than 100 American Depository Shares will indirectly own less than a whole unit. Because transfer of ADRs does not require changes in the ownership of the underlying shares of Common Stock, holders of ADRs evidencing American Depository Shares that constitute less than one unit of Common Stock are not affected by such restrictions in their ability to transfer such ADRs. However, because transfers of less than one unit of the underlying shares of Common Stock are normally prohibited under the unit share system, under the Deposit Agreement relating to the ADRs, the right of ADR holders to surrender their ADRs and withdraw the underlying shares of Common Stock for sale in Japan may only be exercised as to whole units of Common Stock. Although, as discussed below, under the unit share system holders of less than a unit have the right to require the Company to purchase their shares, holders of ADRs evidencing American Depository Shares that represent other than integral multiples of whole units are unable to withdraw the underlying shares of Common Stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the right to require the Company to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than one unit.

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

Other rights of a holder of shares representing less than one unit

A holder of shares representing less than one unit has the following rights in respect of such shares:

(i)	the right to receive dividends (including interim dividends);
(ii)	the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares, a capital decrease, merger, share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationship;
(iii)	the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders;
(iv)	the right to participate in the distribution of surplus assets in the event of the liquidation of the Company; and
(v)	the right to require the Company to issue replacement share certificates for lost, stolen or destroyed share certificates.

All other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.

Voting rights of a holder of shares representing less than one unit

A holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each such share, except as stated in “Voting rights” above.

Consolidation by operation of law of shares constituting one unit into one share

The unit share system is intended to be an interim measure with a view ultimately to achieve shares of a much higher denomination than at present. On a date to be specified by separate legislation, the shares comprising one unit will be deemed to be consolidated into one share. Presently it is not known when the bill specifying such date will be submitted to the Japanese parliament. If the consolidation takes place, the holder of any fractional share constituting one-hundredth of one share or any integral multiple thereof, which may result from such consideration, will be registered as the holder thereof in the register of fractional shares and the holder of any fraction representing less than a whole hundredth of one share will be entitled to receive a cash payment. A registered holder of fractional shares may request that a company issue certificates therefor, unless its articles of incorporation provide otherwise, in which case such holder may request that the company purchase such fractional shares. Fractional shares will not carry voting rights and, unless such company’s articles of incorporation provide otherwise, the entitlement thereof will be limited and will not include the right to receive dividends.

(c)	Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Financial Reconstruction Commission within five business days a report concerning such shareholdings.

A similar report must also be made in respect of any subsequent change of 1% or more in any such holding with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

Item 7. Taxation

For purposes of the Income Tax Convention between the U.S. and Japan (the “Convention”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the American Depositary Shares evidenced by the ADRs. For purposes of this discussion, a “U.S. holder” is a holder that (i) is a resident of the United States for purposes of the Convention, (ii) a citizen of the United States, (iii) does not maintain a permanent establishment or fixed base in Japan to which ADRs or Common Stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (iv) is not otherwise ineligible for benefits under the Convention with respect to income and gain derived in connection with the ADRs or Common Stock.

Japanese taxation of Common Stock or ADRs

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits (whether for the purpose of making a free distribution or dividend in shares), subject as set out below, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but not capital surplus) to stated capital is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax on dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%.

Under the Convention, the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a U.S. resident or corporation not having a “permanent establishment” (as defined therein) in Japan is generally 15%.

A non-resident holder who is entitled to a reduced rate of Japanese withholding tax on payment of dividends by the Company is required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide this application service. With respect to American Depositary Shares, this reduced rate is applicable if the depositary or its agent submits two Application Forms for Income Tax Convention (one before payment of dividends, the other within eight months after the Company’s fiscal year-end). To claim this reduced rate, a non-resident holder of American Depositary Shares will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of Common Stock or ADRs outside Japan, or from the sale of Common Stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax. Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired Common Stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident. Holders of shares of Common Stock or ADRs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

If the Company purchases shares of its Common Stock by way of a tender offer for the purpose of retirement with retained earnings as described under “Item 6. Exchange Controls and Other Limitations Affecting Security Holders (b) Description of Common Stock — Repurchase by the Company of its Common Stock” and so retires such shares, the selling shareholders (both individuals and corporations) are in general deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the capital surplus attributable to the shares so sold, provided however that if such retirement is made on or before March 31, 2002, no such dividend is deemed to have been received by any selling shareholders who are individuals but gains realized by such sales are in general subject to Japanese income tax. In addition, when shares acquired by the Company (whether by way of a tender offer or otherwise) for the purpose of retirement with retained earnings are retired by the Company, the shareholders (both individuals and corporations) whose shares were not retired are deemed to have received a dividend in an amount equal to the amount of the stated capital attributable to the retired shares (if such amount exceeds the amount of retained earnings used for the retirement, the amount of such retained earnings) and calculated in proportion to each shareholder’s remaining shares, except that if such retirement is made on or before March 31, 2002, no income tax is payable with respect to such portion deemed as a dividend. However, corporate shareholders have an option for such amount to be treated as dividend received for the purpose of corporation tax.

United States taxation of Common Stock or ADRs

The following is a summary of certain United States federal income tax consequences of the ownership of Common Stock or ADRs by a U.S. holder. This summary is based on United States tax laws, including the Code, and on the Convention all of which are subject to change possibly with retroactive effect.

Taxation of dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders will include in gross income the gross amount of any dividends received (before reduction for Japanese withholding taxes) to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income. The dividend will not be eligible for the dividends-received deduction allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen /U.S. dollar rate on the date the dividend is includible in the U.S. holder’s income.

Subject to certain limitations, the Japanese tax withheld in accordance with the Convention will be creditable against the U.S. holder’s United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income.”

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of Common Stock or ADRs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis (determined in U.S. dollars) in such Common Stock or ADRs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such Common Stock or ADRs exceeds one year. Any such gain will be income from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company considerations

The Company believes that Common Stock and ADRs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were to be treated as a PFIC, (unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Common Stock or ADRs), gain realized on the sale or other disposition of Common Stock or ADRs would in general not be treated as capital gain, and a U.S. holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the Common Stock or ADRs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Item 8. Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates

	Fiscal year ended March 31,

	2000	1999	1998	1997	1996

Income Statement Data:

Net sales	7,299	7,640	7,891	7,676	6,795

Income before income taxes	219	202	356	332	77

Net income (loss)	100	14	94	138	(57)

Per common share:

Net income (loss):

Basic	48.35	6.48	44.32	65.39	(27.12)

Diluted	46.36	6.48	41.53	60.64	(27.12)

Dividends	14.00	12.50	13.00	12.50	12.50

	($0.125)	($0.097)	($0.107)	($0.112)	($0.136)

Balance Sheet Data:

Total assets	7,687	7,938	8,564	8,696	8,012

Long-term debt	644	709	690	923	1,019

Minority interests	589	609	618	611	560

Stockholders’ equity	3,467	3,533	3,770	3,696	3,398

Yen exchange rates per U.S. dollar:

Year-end	102.73	118.43	133.29	123.72	107.00

Average	111.35	128.19	122.78	113.19	97.09

High	101.53	108.83	111.42	104.49	81.12

Low	124.45	147.14	133.99	124.54	107.29

Notes:	1.	Dividends per share reflect those paid during each fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates prevailing on the respective payment dates.

	2.	In June 1995, the Company sold an 80% equity interest in MCA INC. (MCA). Accordingly, beginning in fiscal 1996, MCA, now named Universal Studios, Inc., is no longer treated as a consolidated subsidiary. The Company registered a one-time, non-operating loss on the sale of its investment in MCA of approximately 164 billion yen in fiscal 1996, primarily stemming from the realization of foreign currency translation adjustments, which led to a substantial decrease in income before income taxes and a net loss.

	3.	Fiscal 1999 and 1998 net income represent amounts after subtracting the impact of approximately 53 billion yen and 33 billion yen, respectively, attributable to adjustments of net deferred tax assets to reflect reductions in Japan’s corporate income tax rate.

Item 9. Management’s Discussion and Analysis of Financial Condition and Results of Operations

(a)	Results of Operations

During the three-year period ended March 31, 2000 (“fiscal 1998,” “fiscal 1999,” and “fiscal 2000”), the Japanese economy moved from a slowdown in fiscal 1998 to the beginning signs of recovery in fiscal 2000. In fiscal 1998, the Japanese economy experienced a setback, triggered by an increase in the consumption tax rate and the failure of several financial institutions, which collectively led to a decline in private business sector demand and diminished consumer confidence. In fiscal 1999, the sluggishness of the domestic economy deepened further, as seen in lower corporate capital investment and consumer spending. In fiscal 2000, although Japan continued to be hampered by the absence of a full recovery, reflected in continued lower consumer and corporate spending, the Japanese economy, benefiting from the government’s economic stimulus packages and a surge in demand for information technologies, began to show moderate signs of recovery.

Outside Japan, economic conditions in North America and Western Europe were generally favorable throughout this three-year period. Asian economies, however, experienced a downturn in fiscal 1998 following an outbreak of currency-related turmoil in Southeast Asia in the summer of 1997. In fiscal 1999, that turmoil spread to the Commonwealth of Independent States (CIS) and Latin America. This, together with the lingering recession in Asia, increased uncertainty in the global economy in fiscal 1999. In fiscal 2000, the North American economy continued to prosper, while the economies of Europe and the majority of Asia strengthened over the previous fiscal year. In contrast, economic conditions in Central and South America and the CIS continued to remain depressed.

Reflecting the aforementioned factors, Japan’s Gross Domestic Product in real terms showed a moderate rebound in the last fiscal year, recording a 0.1% decrease in fiscal 1998, a 1.9% decrease in fiscal 1999 and a 0.5% increase in fiscal 2000.

Inflation rates in Japan for the three-year period were low in terms of the consumer price index with the wholesale price index showing a deflationary trend in fiscal 1999 and 2000. This trend, combined with intensified worldwide price competition, caused price declines in electronic products. This had a negative impact on the Company’s earnings, as mentioned later. A large portion of the Company’s overseas business is conducted in low inflation areas, and operations in highly inflationary environments were not material.

Because of the size of Matsushita’s international business operations, the Company is exposed to both translation and transaction risk stemming from currency exchange rate fluctuations. Translation risk is a risk with regard to consolidation of foreign currency denominated financial statements of overseas subsidiaries. Depending on the fluctuation of the exchange rate, the value of overseas subsidiaries can differ from period to period when translated into yen. This is a reporting consideration and does not affect business operations. Transaction risk is a risk that occurs in export, import and other transactions when two or more different currencies are involved. This is a risk that the currency structure of the Company’s sales and assets deviates from the currency structure of expenses and liabilities during the transaction period.

The Company’s business was favorably affected by the yen’s depreciation during the first two years of the three-year period. However, in fiscal 2000 yen appreciation negatively affected the Company’s overseas operations, specifically when translated into yen for consolidation. In order to alleviate the effects of currency-related transaction risk, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also recently implemented matching of exports and imports exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports. The Company does not have any material unhedged monetary assets, liabilities, or commitments denominated in currencies other than the operation’s functional currency.

During this period, Matsushita focused its management efforts on mid-term growth. In fiscal 1998 following the previous three-year business plan, the Company implemented the four-year Progress 2000 Plan, ending March 2001. Matsushita is currently entering the fourth and final year of the Progress 2000 Plan. The purpose of this plan is to create and develop a strong managerial and operational structure enabling Matsushita to continue to meet consumer needs and contribute to society in the rapidly changing digital networking age. As part of this plan, Matsushita has focused its efforts on strategic business restructuring by prioritizing business areas and concentrating resources through emphasis on its five key business areas: digital television systems, semiconductors, mobile communications equipment, optical discs and display devices. As a result, businesses in most of these key areas moved ahead favorably. Building on and combining strengths in the five priority areas, from fiscal 2001 the Company is emphasizing the development of networkable consumer products that can be linked inside the home and with external public networks.

Matsushita’s consolidated sales and earnings results during the last three fiscal years, reflecting all the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 1998, net sales increased 2.8% to 7,891 billion yen, helped mainly by growth in overseas sales, notably in North America and Europe. Net income decreased 32.1% to 94 billion yen, due mainly to slowed demand in Japan and Asia and intensified price competition. The Company also incurred a 33 billion yen negative impact from adjustments of net deferred tax assets to reflect a reduction in Japan’s corporate income tax rate. Without the effects of these adjustments, net income for fiscal 1998 would have decreased 8.0%.

In fiscal 1999, net sales decreased 3.2% to 7,640 billion yen, mainly reflecting the sluggish Japanese economy and worsened overseas economic conditions, especially in Southeast Asia and the CIS. Net income dropped 85.5% to 14 billion yen, primarily because of decreased sales and price declines due to intensified worldwide competition. The net income reduction was further exacerbated by the negative effect of 53 billion yen adjustments of net deferred tax assets reflecting a further reduction in Japan’s corporate income tax rate. Without the effects of these adjustments, net income for fiscal 1999 would have decreased 47.7%.

In fiscal 2000, net sales decreased 4.5% to 7,299 billion yen, mainly attributable to sluggish demand in Japan due to continued weak spending, intense global price competition and yen appreciation. Net income totaled 100 billion yen increasing 636.3% over the previous year. Increased profitability in Components and improved overall efficiency could not fully offset the negative effects of price declines and yen appreciation on earnings. However, the significant net income increase was realized largely due to a one-time non-operating gain of 59 billion yen from the sale of shares of EPCOS AG, a German electronic component manufacturing joint venture, held by a subsidiary. The net income increase was also magnified by previous year adjustments in net deferred tax assets totaling 53 billion yen, to reflect reductions in Japan’s corporate income tax rate.

The Company is considering the possibility of restructuring labor terms and conditions to better match employee remuneration with each particular business area or region in Japan, and is currently reviewing the possibility of incurring an expense during fiscal 2001 associated with compensation to employees affected by the restructuring activities. It is uncertain at this time how and to what extent labor terms and conditions will change or whether the compensation provided will have a material effect on the Company’s financial results.

Year ended March 31, 2000 compared with 1999

(1)	Sales

Consolidated net sales for the fiscal year decreased 4.5% to 7,299 billion yen, from 7,640 billion yen in the previous year. The decrease was mainly attributable to sluggish demand in Japan, intense global price competition, and yen appreciation, which negatively affected overseas sales when translated into yen.

Domestic sales were 3,698 billion yen, down 1.4% from the previous year. Although domestic sales of consumer products continued to be impacted by sluggish consumer spending in Japan, sales of industrial products and components increased year on year. Overseas sales on a local currency basis increased 3.4% as local-currency based sales grew in all major markets. However, due to the appreciation of the yen, sales when translated into yen dropped 7.4% to 3,601 billion yen.

Sales by major product category were as follows:

Sales of consumer products totaled 3,012 billion yen, down 8.4% from the previous year. Within the consumer products category, sales of video and audio equipment fell 9.9%, to 1,706 billion yen. The drop in domestic sales was mainly due to setbacks in sales of VCRs and TVs; however, MD and DVD players continued to robustly grow. Overseas, sales of video and audio equipment declined over the previous year, due mainly to the strong yen negatively affecting sales when translated into yen. Meanwhile, sales of home appliances and household equipment decreased 6.3%, to 1,306 billion yen. Domestic sales in this category were down, despite increases in vacuum cleaners and small cooking appliances. Overseas sales in all regions were generally slow.

Sales of industrial products slipped 3.8%, to 2,757 billion yen. In this category, sales of information and communications equipment declined 6.0%, to 2,022 billion yen. This decrease was mainly attributable to global price declines in computer peripherals such as CRT displays and hard disk drives, along with the negative effect of yen appreciation. However, sales of mobile communications equipment, such as cellular phones, and personal computers increased over the previous year. Furthermore, sales of industrial equipment increased 2.6%, to 735 billion yen. FA equipment, such as electronic-parts-mounting machines rebounded from last year’s drop, owing mainly to signs of recovery in capital investment in Japan and Southeast Asia. Gains in this category were also driven by solid growth in sales of car AV equipment.

Sales of components advanced to 1,530 billion yen, up 3.1% from the previous year. The sales increase in this category was driven by favorable growth in semiconductors, high frequency components, LCD devices and electric motors, for use in information and communications equipment.

(2)	Other Revenues (Revenue excluding Net Sales)

Other revenues includes interest income, dividends received and other income. Interest income decreased 21.1% to 43 billion yen and dividends received increased 48.7% to 15 billion yen. Other income increased 157.9% to 136 billion yen, mainly attributable to a gain of 59 billion yen from the sale of shares of EPCOS AG.

(3)	Costs and Expenses

Companywide efforts to reduce manufacturing costs and raise overall efficiency resulted in decreases in cost of sales and selling, general and administrative expenses, which, however, did not fully offset the negative effects of price declines and yen appreciation. Cost of sales totaled 5,191 billion yen, down 2.9%, while selling general and administrative expenses decreased 7.1% to 1,950 billion yen. Interest expense also decreased 25.5% to 46 billion yen as the Company reduced borrowings. However, other deductions increased 89.4% to 88 billion yen, due mainly to an impairment loss of 20 billion yen related to the write-down of machinery and equipment to manufacture CRTs and other components. As a result overall costs and expenses decreased 3.7% to 7,274 billion yen.

(4)	Income before Income Taxes

As a result of the above factors, income before income taxes increased 8.1% to 219 billion yen, compared with 202 billion yen in fiscal 1999.

(5)	Provision for Income Taxes

Provision for income taxes amounted to 137 billion yen, versus 175 billion yen a year ago. Its ratio to income before income taxes declined to 62.7% from 86.7% a year ago, mainly attributable to previous year adjustments in net deferred tax assets and a decline in the normal tax rate in fiscal 2000.

(6)	Minority Interests

Minority interests decreased to negative 1 billion yen, compared to 8 billion yen in fiscal 1999, mainly reflecting depressed earnings results in several subsidiaries.

(7)	Equity in Earnings (Losses) of Associated Companies

Equity in earnings (losses) of associated companies rebounded to 17 billion yen from a loss of 6 billion yen in the prior year, due to earnings improvements in associated companies.

(8)	Net Income

Due to the factors stated in the preceding paragraphs, net income for fiscal 2000 grew 636.3% to 100 billion yen, compared with 14 billion yen in the prior year. Net income as a percentage of sales was 1.4%, compared with 0.2% in the previous year.

Year ended March 31, 1999 compared with 1998

(1)	Sales

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

Sales by major product categories were as follows:

Sales of consumer products decreased 2.1% to 3,289 billion yen. In this category, sales of video and audio equipment edged up 0.5% to 1,895 billion yen. Domestic sales of consumer products showed favorable growth, led by digital AV products such as digital camcorders and DVD players. Overseas, sales in North America and Western Europe marked strong gains, with TVs and VCRs leading the way. However, this growth was offset by a decline in sales in Southeast Asia and the CIS. Meanwhile, sales of home appliances and household equipment fell 5.4% to 1,394 billion yen. This decline was mainly due to sluggish demand in the primary market, Japan, and decreased sales in overseas markets such as Southeast Asia. This decline occurred despite favorable market acceptance of industry-first products such as the centrifugal force washing machine.

Sales of industrial products totaled 2,867 billion yen, down 3.3% from the previous year. Of this, sales of information and communications equipment decreased 5.1% to 2,150 billion yen, principally because of worldwide price declines in computer peripherals, notably PC displays and hard disk drives. Helped by overseas growth, sales of mobile communications equipment, broadcast- and business-use video systems, and printers expanded. Industrial equipment sales rose 2.3% to 717 billion yen, as robust sales of car AV equipment in and outside Japan more than offset a fall in sales of FA equipment.

Sales of components decreased 5.2% to 1,484 billion yen, reflecting sluggish sales of semiconductors and general electronic components due to slow demand in Japan and other Asian markets, as well as global price declines. However sales of compact batteries and electric motors, chiefly for the information and communications industry, were favorable especially in overseas markets.

(2)	Other Revenues

In other revenues, other income declined 66.8% to 53 billion yen mainly due to a reduction in realized gains on available for sale securities. Interest income amounted to 54 billion yen, a 6.5% decrease, and dividends received remained relatively unchanged at 10 billion yen.

(3)	Costs and Expenses

Cost of sales decreased 2.7% over fiscal 1998 to 5,347 billion yen, however selling, general and administrative expenses increased 2.0% to 2,100 billion yen, mainly due to an increase in fixed costs, including R&D expenditures and depreciation. Interest expense increased 0.8% to 62 billion yen compared with fiscal 1998. Other deductions decreased to 46 billion yen, down 68.6% compared with fiscal 1998, in which impairment losses of 57 billion yen with regard to semiconductor, mainly DRAM, manufacturing machinery and equipment and 31 billion yen related to a decline in the value of land held were incurred. Consequently, costs and expenses decreased 2.7% over the previous year to 7,555 billion yen.

(4)	Income before Income Taxes

All the above factors resulted in income before income taxes decreasing 43.1% to 202 billion yen, compared with 356 billion yen a year ago.

(5)	Provision for Income Taxes

Provision for income taxes amounted to 175 billion yen compared to 235 billion yen in the previous year. Its ratio to income before income taxes climbed to 86.7% from 66.0% a year ago, primarily owing to adjustments of net deferred tax assets at the end of fiscal 1999. This reflects a reduction for the second consecutive year in Japan’s corporate income tax rate. (See Note 9 of the Notes to Consolidated Financial Statements.)

(6)	Minority Interests

Minority interests decreased to 8 billion yen, from 26 billion yen in fiscal 1998, reflecting the earnings decrease of subsidiaries in adverse economic conditions.

(7)	Equity in Earnings (Losses) of Associated Companies

Equity in earnings (losses) of associated companies was a loss of 6 billion yen, compared with a loss of 1 billion yen in the prior year. This aggravation was caused by increased losses of certain associated companies, including a U.S. joint venture for computer peripherals components.

(8)	Net Income

As a result of all the factors stated in the preceding paragraphs, net income for fiscal 1999 decreased 85.5% to 14 billion yen, compared with 94 billion yen in fiscal 1998. Its ratio to sales declined to 0.2%, compared with 1.2% in the prior year.

(b)	Financial Position and Liquidity

The Company’s consolidated total assets at the end of fiscal 2000 decreased to 7,687 billion yen, compared with 7,938 billion yen a year ago. This decrease was largely attributable to reductions in inventories, owing to shortened lead times, and reduced cash and cash equivalents. Stockholders’ equity at the end of fiscal 2000 also decreased to 3,467 billion yen, from 3,533 billion yen in the previous year, caused mainly by the negative effect of the yen’s year-end exchange rate on accumulated other comprehensive loss (translation adjustments), in spite of an increase in retained earnings.

The Company’s capital investment during fiscal 2000 totaled 338 billion yen, a slight fall from the previous year’s figure of 352 billion yen. This decline was primarily due to selective investment in Consumer and Industrial products, despite expanded investment in Components, such as semiconductors and LCD devices. Depreciation during the year also decreased to 343 billion yen, compared with 359 billion yen in fiscal 1999.

Net cash provided by operating activities in fiscal 2000 amounted to 476 billion yen, compared with 499 billion yen in the previous fiscal year. This decrease was primarily attributable to increases in net gain on sale of investments and deferred income taxes, a non-cash item, which were greater than the increase in net income. Net cash used in investing activities amounted to 604 billion yen, compared with 378 billion yen in fiscal 1999, primarily owing to an increase in time deposits. Net cash used in financing activities fell to 216 billion yen, from 434 billion yen a year ago, reflecting a decline in cash outflows, mainly owing to reductions in repayments of long-term debt and the amount of the Company’s common stock repurchased.

All these activities, compounded by the effect of exchange rate changes, resulted in a net decrease of 418 billion yen in cash and cash equivalents during fiscal 2000. Cash and cash equivalents at the end of fiscal 2000 totaled 1,116 billion yen, compared with 1,534 billion yen a year ago.

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

Maturities and fair values of available-for-sale securities were as follows at March 31, 2000 and 1999:

	Yen (millions)

	2000		1999

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Due within one year	132,238	132,314	122,666	122,676

Due after one year through five years	113,426	112,517	94,793	94,554

Due after five years	2,000	2,000	2	3

Equity securities	377,069	756,820	386,024	580,487

	624,733	1,003,651	603,485	797,720

Foreign Exchange Risk:

The primary purpose of the Company’s foreign currency hedging activities is to protect against the volatility associated with foreign currency transactions. The Company primarily utilizes forward exchange contracts and options with duration of less than a few months. The Company also enters into foreign exchange contracts from time to time to hedge the risk of fluctuation in foreign currency exchange rates associated with long-term debt that is denominated in foreign currencies. Foreign exchange contracts related to such long-term debt have the same maturity as the underlying debt.

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar revenues, at March 31, 2000 and 1999. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)

	2000		1999

	Contract	Fair	Contract	Fair
	amount	value	amount	value

Forward:

To sell foreign currencies	373,417	3,439	312,453	(2,065)

To buy foreign currencies	82,444	171	62,371	596

Options purchased to sell foreign currencies	26,711	119	3,670	(15)

Options purchased to buy foreign currencies	1,260	11	—	—

Options written to buy foreign currencies	24,820	(74)	3,873	36

Options written to sell foreign currencies	4,734	(89)	—	—

Interest Rate Risk:

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Interest rate swaps may be entered into from time to time by the Company to hedge cash flows of interests and fair values of debt. However, interest rate swaps utilized by the Company at March 31, 2000 and 1999 were not material.

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2000 and 1999. The table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

		Yen (millions)

		Carrying amount and maturity date (as of March 31, 2000)
	Average
	interest							There-	Fair
	rate	Total	2001	2002	2003	2004	2005	after	value

Long-term debt, including current portion:

Japanese yen
convertible bonds	1.5%	263,874	21,000	98,893	16,999	98,499	11,483	17,000	446,953

Straight bonds issued by a subsidiary	1.9%	20,000		5,000		5,000		10,000	20,250

U.S. dollar unsecured bonds	5.8%	105,950			105,950				106,086

Unsecured yen loans from banks and insurance companies and others	1.7%	402,978	147,079	128,186	75,027	40,228	11,759	699	402,328

Subtotal		792,802	168,079	232,079	197,976	143,727	23,242	27,699	975,617

Foreign exchange contracts		19,117			19,117				19,106

Total		811,919	168,079	232,079	217,093	143,727	23,242	27,699	994,723

		Yen (millions)

		Carrying amount and maturity date (as of March 31, 1999)
	Average
	interest							There-	Fair
	rate	Total	2000	2001	2002	2003	2004	after	value

Long-term debt, including current portion:

Japanese yen convertible bonds	1.5%	264,403		21,000	99,010	16,999	98,911	28,483	361,963

Straight bonds issued by a subsidiary	1.9%	20,000			5,000		5,000	10,000	19,795

U.S. dollar unsecured bonds	5.8%	120,265				120,265			124,926

Unsecured yen loans from banks and insurance companies and others	1.9%	434,211	134,512	127,548	97,413	53,316	17,359	4,063	430,952

Subtotal		838,879	134,512	148,548	201,423	190,580	121,270	42,546	937,636

Foreign exchange contracts		4,717				4,717			4,888

Total		843,596	134,512	148,548	201,423	195,297	121,270	42,546	942,524

(d)	New Accounting Pronouncements

In June 1998, FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, applicable for the fiscal year beginning April 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company has not yet determined the impact that the adoption of SFAS No. 133 will have on the results of operations or financial position.

(e)	Information by Segment

In accordance with the ministerial disclosure requirements under the Securities and Exchange Law of Japan, the Company has reported sales, operating profit, identifiable assets, depreciation and capital investment by business segment and also has reported sales, operating profit and identifiable assets by geographical location of companies. Business segments correspond to categories of activity classified primarily by markets and products. “Consumer products” includes video and audio equipment, as well as home appliances and household equipment. “Industrial products” includes information and communications equipment and industrial equipment. “Components” includes electronic components, semiconductors, motors and batteries.

Information by segment for fiscal 2000 and 1999 is shown in the tables below:

By Business Segment:

	Yen (billions)

	2000	1999

Sales:

Consumer products:

Customers	3,012	3,289

Intersegment	7	7

Total	3,019	3,296

Industrial products:

Customers	2,757	2,867

Intersegment	9	8

Total	2,766	2,875

Components:

Customers	1,530	1,484

Intersegment	828	761

Total	2,358	2,245

Eliminations	(844)	(776)

Consolidated total	7,299	7,640

Operating profit:

Consumer products	34	91

Industrial products	130	154

Components	66	18

Corporate and eliminations	(71)	(69)

Consolidated total	159	194

Identifiable assets:

Consumer products	2,221	2,346

Industrial products	1,942	2,034

Components	1,681	1,681

Corporate and eliminations	1,843	1,877

Consolidated total	7,687	7,938

Depreciation (including intangibles other than goodwill)*:

Consumer products	76	82

Industrial products	86	90

Components	177	185

Corporate and eliminations	10	9

Consolidated total	349	366

Capital investment (including intangibles other than goodwill)*:

Consumer products	72	84

Industrial products	92	97

Components	179	168

Corporate and eliminations	12	8

Consolidated total	355	357

*	Intangibles mainly represent patents, software and rights to public facilities.

By Geographical Location of Companies:

	Yen (billions)

	2000	1999

Sales:

Japan:

Customers	4,706	4,920

Intersegment	1,058	1,046

Total	5,764	5,966

North and South America:

Customers	1,084	1,125

Intersegment	31	35

Total	1,115	1,160

Europe:

Customers	670	736

Intersegment	26	31

Total	696	767

Asia and Others:

Customers	839	859

Intersegment	462	474

Total	1,301	1,333

Eliminations	(1,577)	(1,586)

Consolidated total	7,299	7,640

Operating profit:

Japan	166	194

North and South America	15	7

Europe	(2)	11

Asia and Others	44	51

Corporate and eliminations	(64)	(69)

Consolidated total	159	194

Identifiable assets:

Japan	4,633	4,703

North and South America	479	488

Europe	292	356

Asia and Others	639	681

Corporate and eliminations	1,644	1,710

Consolidated total	7,687	7,938

Notes:	1.	Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

	2.	Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Item 10. Directors and Officers of Registrant

(a)	The Articles of Incorporation of the Company provide that the number of Directors of the Company shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors, and Managing Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, Senior Managing Directors, and Managing Directors are Representative Directors and severally represent the Company. The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within two years from their assumption of office, and in the case of Corporate Auditors, within three years from their assumption of office. However, they may serve any number of consecutive terms.

The Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Corporate Auditors should be a person who has not been a director, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his election as a Corporate Auditor. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company’s affairs. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote.

The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of the Company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

The Corporate Auditors may not at the same time be Directors, managers or employees of the Company.

Set forth below are the names of Directors and Corporate Auditors after the ordinary general meeting of shareholders held on June 29, 2000, their positions and offices with Matsushita Electric Industrial Co., Ltd., and the periods during which they have served as Director or Corporate Auditor.

		Director/Corporate
Name	Positions with registrant	Auditor since

Yoichi Morishita	Chairman of the Board of Directors	1987

Masayuki Matsushita	Vice Chairman of the Board of Directors	1986

Kunio Nakamura	President and Director	1993

Kazuhiko Sugiyama	Executive Vice President and Director	1996

Atsushi Murayama	Executive Vice President and Director	1995

Kazuo Toda	Senior Managing Director	1994

		Director/Corporate
Name	Positions with registrant	Auditor since

Osamu Tanaka	Senior Managing Director	1995

Kazuhiro Mori	Managing Director	1999

Yukio Shohtoku	Managing Director	1994

Sukeichi Miki	Managing Director	1997

Takami Sano	Managing Director	1998

Susumu Koike	Managing Director	1998

Fumio Ohtsubo	Managing Director	1998

Josei Ito	Director	1994

Toshio Morikawa	Director	2000

Yoshitomi Nagaoka	Director	1996

Hiroaki Enomoto	Director	1996

Yoshio Hino	Director	1997

Toshio Sugiura	Director	1997

Haruo Ueno	Director	1998

Toru Ishida	Director	1999

Yoshiaki Kushiki	Director	1999

Tameshige Hirata	Director	1999

Tetsuya Kawakami	Director	2000

Hideaki Iwatani	Director	2000

Yoshitaka Hayashi	Director	2000

Toshihiro Sakamoto	Director	2000

Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor	1947

Kazuo Ichikawa	Senior Corporate Auditor	1998

Motoi Matsuda	Senior Corporate Auditor	2000

Toshiomi Uragami	Corporate Auditor	2000

Kiyosuke Imai	Corporate Auditor	2000

Note:	When a former director is elected as a corporate auditor, the year in which he became a corporate auditor is shown in the table above. This also applies when former corporate auditors are newly elected as directors.

(b)	There are no family relationships between any Director or Corporate Auditor and any other Director or Corporate Auditor of the Company except as described below:

Masayuki Matsushita, Vice Chairman of the Board of Directors is the son of Masaharu Matsushita, Honorary Chairman of the Board of Directors and Executive Advisor.

Item 11. Remuneration of Directors and Officers

(a)	The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 2000 to all Directors and Corporate Auditors as a group (40 persons) for services in all capacities was 1,297 million yen.

(b)	In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to approval of the general meeting of shareholders. Retirement allowances provided for Directors and Corporate Auditors for fiscal 2000 amounted to 257 million yen.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

In May 1998, the Board of Directors decided to implement the Company’s first stock option plan for Board members and select senior executives, and to purchase the Company’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Upon approval at the ordinary general meeting of shareholders held in June 1998 and subsequent Board of Directors’ resolutions, stock options (rights to purchase common shares) were provided to the then 32 Directors on the Board and four select senior executives in amounts ranging from 2,000 to 10,000 common shares each, exercisable from July 1, 2000 to June 30, 2004, at an exercise price of 2,291 yen, which was calculated by a formula approved by shareholders at the said annual shareholders meeting. To cover these options the Company in early July 1998 purchased on the Tokyo Stock Exchange (TSE) a total of 113,000 common shares with an aggregate purchase price of approximately 252 million yen.

At the ordinary general meeting of shareholders held in June 1999, the shareholders again approved a stock option plan for Board members and select senior executives. The then 32 Directors on the Board and four select senior executives were granted stock options at a price of 2,476 yen per common share, exercisable from July 1, 2001 to June 30, 2005, in amounts ranging from 2,000 to 10,000 shares each. For this purpose, the Company in early August 1999 purchased on the TSE a total of 116,000 common shares with an aggregate purchase price of approximately 287 million yen.

In June 2000, another stock option plan for Board members and select senior executives was approved at the ordinary general meeting of shareholders. The current 28 Directors on the Board and five select senior executives were granted stock options ranging from 2,000 to 10,000 shares each, at a price of 2,815 yen per common share, exercisable from July 1, 2002 through June 30, 2006. For the stock option plan, the Company in early July 2000 purchased on the TSE a total of 109,000 common shares with an aggregate purchase price of approximately 306 million yen.

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

Independent Auditors’ Report

The Board of Directors and Stockholders
Matsushita Electric Industrial Co., Ltd.:

We have audited the consolidated financial statements of Matsushita Electric Industrial Co., Ltd. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Matsushita Electric Industrial Co., Ltd. and subsidiaries have not applied Statement of Financial Accounting Standards (SFAS) No. 115 in accounting for certain investments in debt and equity securities but have provided the disclosures required by SFAS No. 115 as of March 31, 2000 and 1999, and for each of the years in the three-year period ended March 31, 2000. The effects on the consolidated financial statements of not adopting SFAS No. 115 are summarized in Note 4 of the notes to consolidated financial statements.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the effects of the departure from SFAS No. 115 in accounting for certain investments in debt and equity securities discussed in the third paragraph of this report, and except for the omission of the segment information discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG

Osaka, Japan
May 10, 2000, except as to Note 10,
which is as of July 3, 2000

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2000 and 1999

	Yen (millions)

Assets	2000	1999

Current assets:

Cash and cash equivalents (Note 7)	1,116,262	1,533,585

Time deposits (Note 7)	340,000	—

Short-term investments (Notes 4 and 14)	134,716	124,327

Trade receivables (Note 7):

Related companies (Note 3)	20,731	22,364

Notes	92,939	98,513

Accounts	1,226,043	1,264,075

Allowance for doubtful receivables	(42,098)	(63,649)

Net trade receivables	1,297,615	1,321,303

Inventories (Notes 2 and 7)	942,205	1,018,663

Other current assets (Notes 4 and 9)	418,562	411,428

Total current assets	4,249,360	4,409,306

Noncurrent receivables (Note 5)	268,288	276,311

Investments and advances (Notes 4 and 14):

Associated companies (Note 3)	325,859	325,658

Other investments and advances	939,863	954,170

Total investments and advances	1,265,722	1,279,828

Property, plant and equipment (Note 6):

Land	220,971	223,040

Buildings	1,212,634	1,215,986

Machinery and equipment	3,021,725	3,053,600

Construction in progress	89,512	70,222

	4,544,842	4,562,848

Less accumulated depreciation	3,144,157	3,069,297

Net property, plant and equipment	1,400,685	1,493,551

Other assets (Notes 4 and 9)	502,828	479,252

	7,686,883	7,938,248

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2000 and 1999

	Yen (millions)

Liabilities and Stockholders' Equity	2000	1999

Current liabilities:

Short-term borrowings, including current portion of long-term debt (Notes 7 and 14)	424,461	577,321

Commercial paper	42,408	72,826

Trade payables:

Related companies (Note 3)	19,094	16,330

Notes	56,724	48,668

Accounts	581,132	570,353

Total trade payables	656,950	635,351

Accrued income taxes (Note 9)	81,964	84,688

Accrued payroll	153,441	160,568

Other accrued expenses	551,426	563,370

Deposits and advances from customers	109,563	102,242

Employees’ deposits	150,109	151,679

Other current liabilities	287,000	242,894

Total current liabilities	2,457,322	2,590,939

Noncurrent liabilities:

Long-term debt (Notes 7 and 14)	643,840	709,084

Retirement and severance benefits (Note 8)	528,878	495,175
Other liabilities (Notes 4 and 9)	852	915

Total noncurrent liabilities	1,173,570	1,205,174

Minority interests (Note 4)	588,800	609,080

Stockholders’ equity (Note 4):

Common stock of 50 yen par value (Notes 7 and 10):

Authorized - 4,950,000,000 shares (5,000,000,000 shares in 1999)

Issued - 2,062,671,309 shares (2,062,344,774 shares in 1999)	209,708	209,444

Capital surplus (Notes 7 and 10)	570,964	567,696

Legal reserve (Note 10)	86,553	86,112

Retained earnings (Note 10)	2,895,217	2,824,820

Accumulated other comprehensive income (loss)	(294,711)	(154,765)

Treasury stock, at cost (Note 10):

229,000 shares (113,000 shares in 1999)	(540)	(252)

Total stockholders’ equity	3,467,191	3,533,055

Commitments and contingent liabilities (Note 15)

	7,686,883	7,938,248

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2000, 1999 and 1998

	Yen (millions)

	2000	1999	1998

Revenues:

Net sales:

Related companies (Note 3)	168,774	204,339	257,366

Other	7,130,613	7,435,780	7,633,296

Total net sales	7,299,387	7,640,119	7,890,662

Interest income	42,949	54,430	58,211

Dividends received	14,674	9,865	9,953

Other income (Notes 4 and 12)	135,746	52,638	158,523

Total revenues	7,492,756	7,757,052	8,117,349

Costs and expenses:

Cost of sales (Notes 3 and 12)	5,190,791	5,346,914	5,494,746

Selling, general and administrative expenses (Note 12)	1,949,542	2,099,521	2,058,358

Interest expense	46,237	62,083	61,573

Other deductions (Notes 4, 5, 6 and 12)	87,581	46,241	147,048

Total costs and expenses	7,274,151	7,554,759	7,761,725

Income before income taxes	218,605	202,293	355,624

Provision for income taxes (Note 9):

Current	178,445	152,303	195,948

Deferred	(41,430)	23,147	38,901

	137,015	175,450	234,849

Income before minority interests and equity in earnings (losses) of associated companies	81,590	26,843	120,775

Minority interests	(941)	7,632	25,777

Equity in earnings (losses) of associated companies (Note 3)	17,178	(5,670)	(1,394)

Net income	99,709	13,541	93,604

	Yen

Net income per depositary share, each representing 10 shares of common stock (Note 11):

Basic	484	65	443

Diluted	464	65	415

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2000, 1999 and 1998

	Yen (millions)

	2000	1999	1998

Common stock:

Balance at beginning of year	209,444	209,416	208,473

Conversion of bonds (Notes 10 and 12)	264	28	943

Balance at end of year	209,708	209,444	209,416

Capital surplus:

Balance at beginning of year	567,696	570,628	573,780

Conversion of bonds (Notes 10 and 12)	264	28	944

Transfer of ownership arising on capital transactions by consolidated and associated companies (Note 12)	3,004	(2,960)	(4,096)

Balance at end of year	570,964	567,696	570,628

Legal reserve:

Balance at beginning of year	86,112	84,039	81,663

Transfer from retained earnings (Note 10)	441	2,073	2,376

Balance at end of year	86,553	86,112	84,039

Retained earnings:

Balance at beginning of year	2,824,820	2,938,539	2,874,763

Net income	99,709	13,541	93,604

Cash dividends (Note 10)	(28,871)	(26,304)	(27,452)

Transfer to legal reserve (Note 10)	(441)	(2,073)	(2,376)

Retirement of treasury stock (Note 10)	—	(98,883)	—

Balance at end of year	2,895,217	2,824,820	2,938,539

Accumulated other comprehensive income (loss) (Note 4):

Balance at beginning of year	(154,765)	(32,508)	(42,970)

Other comprehensive income (loss), net of tax:

Translation adjustments	(139,946)	(122,257)	10,462

Balance at end of year	(294,711)	(154,765)	(32,508)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2000, 1999 and 1998

	Yen (millions)

	2000	1999	1998

Treasury stock (Note 10):

Balance at beginning of year	(252)	—	—

Repurchase of common stock	(288)	(99,135)	—

Retirement of treasury stock	—	98,883	—

Balance at end of year	(540)	(252)	—

Disclosure of comprehensive income (loss):

Net income	99,709	13,541	93,604

Other comprehensive income (loss), net of tax:

Translation adjustments	(139,946)	(122,257)	10,462

Total comprehensive income (loss) (Note 4)	(40,237)	(108,716)	104,066

      See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2000, 1999 and 1998

	Yen (millions)

	2000	1999	1998

Cash flows from operating activities (Note 12):

Net income	99,709	13,541	93,604

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	364,966	373,155	365,129

Net gain on sale of investments	(98,278)	(14,198)	(113,234)

Provision for doubtful receivables	11,980	13,505	20,565

Deferred income taxes	(41,430)	23,147	38,901

Impairment loss on long-lived assets (Note 6)	19,565	—	88,662

Minority interests	(941)	7,632	25,777

(Increase) decrease in trade receivables	(28,889)	(37,724)	43,046

(Increase) decrease in inventories	17,564	36,587	(49,299)

(Increase) decrease in other current assets	(14,274)	(21,951)	(24,041)

(Increase) decrease in noncurrent receivables	6,387	6,527	(26,413)

Increase (decrease) in trade payables	30,042	2,213	1,175

Increase (decrease) in accrued income taxes	261	(7,743)	(77,003)

Increase (decrease) in accrued expenses and other current liabilities	65,995	29,994	84,834

Increase (decrease) in retirement and severance benefits	34,625	42,231	29,178

Other	8,854	32,235	28,398

Net cash provided by operating activities	476,136	499,151	529,279

Cash flows from investing activities (Note 12):

Proceeds from sale of short-term investments	259,485	376,174	488,887

Purchase of short-term investments	(278,243)	(362,062)	(348,350)

Proceeds from disposition of investments and advances	146,885	84,014	203,644

Increase in investments and advances	(71,186)	(137,456)	(322,790)

Capital expenditures	(331,475)	(359,037)	(475,906)

Increase in time deposits	(340,000)	—	—

Other	10,180	20,612	23,166

Net cash used in investing activities	(604,354)	(377,755)	(431,349)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2000, 1999 and 1998

	Yen (millions)

	2000	1999	1998

Cash flows from financing activities (Note 12):

Decrease in short-term borrowings	(156,619)	(100,202)	(85,660)

Increase in deposits and advances from customers and employees	7,576	3,441	7,545

Proceeds from long-term debt	240,485	186,717	129,109

Repayments of long-term debt	(269,915)	(388,233)	(238,029)

Dividends paid	(28,871)	(26,304)	(27,452)

Dividends paid to minority interests	(8,377)	(9,998)	(9,232)

Repurchase of common stock (Note 10)	(288)	(99,135)	—

Net cash used in financing activities	(216,009)	(433,714)	(223,719)

Effect of exchange rate changes on cash and cash equivalents	(73,096)	(60,323)	7,185

Net increase (decrease) in cash and cash equivalents	(417,323)	(372,641)	(118,604)

Cash and cash equivalents at beginning of year	1,533,585	1,906,226	2,024,830

Cash and cash equivalents at end of year	1,116,262	1,533,585	1,906,226

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2000, 1999 and 1998

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company’s products are marketed under several trade names, including “Panasonic,” “National,” “Technics,” “Quasar,” “Victor” and “JVC.”

Sales in fiscal 2000 were categorized as follows: video and audio equipment — 23%, home appliances and household equipment — 18%, information and communications equipment — 28%, industrial equipment — 10%, and components — 21%. A sales breakdown in fiscal 2000 by geographical market was as follows: Japan — 51%, North and South America — 19%, Europe — 12%, and Asia and Others — 18%.

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

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with accounting principles generally accepted in the United States of America.

(c)	Principles of Consolidation (See Note 3)

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

Investments in certain associated companies in which the Company’s ownership is 20% to 50% are stated at their underlying net equity value after elimination of intercompany profits.

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

Revenues from sales are principally recognized when products are shipped to customers.

(e)	Leases

Certain subsidiaries of the Company lease machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in “Trade receivables—Accounts” and “Noncurrent receivables” in the accompanying balance sheets.

(f)	Inventories (See Note 2)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g)	Foreign Currency Translation

Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	—	5 to 50 years

Machinery and equipment	—	2 to 10 years

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Short-term Investments and Investments and Advances (See Note 4)

Marketable equity securities included in short-term investments and in investments and advances are carried at the lower of cost or market, cost being determined by the average method. Other items included in short-term investments, primarily marketable securities classified as current assets and those included in investments and advances, are carried at cost or less.

In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applicable for the fiscal year beginning April 1, 1994. This Statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Company decided not to apply SFAS No. 115 in the body of its consolidated financial statements in order to maintain comparability to consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan where such debt and equity securities are reported at historical cost. The effects on the consolidated financial statements of not adopting SFAS No. 115 are summarized in Note 4. This treatment was approved by the United States Securities and Exchange Commission.

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

The Company accounts for net income per share in accordance with SFAS No. 128, “Earnings per Share.” This Statement establishes standards for computing net income per share and requires dual presentation of basic and diluted net income per share on the face of the income statement for all entities with complex capital structures.

Under SFAS No. 128, basic net income per share is computed based on the weighted average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

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

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

(q)	Comprehensive Income (Loss)

The Company adopted SFAS No. 130, “Reporting Comprehensive Income,” in the fiscal year beginning April 1, 1998, except for the effects on comprehensive income (loss) of the Company’s departure from the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (See Note 4). Comprehensive income (loss) consists of net income and change in foreign currency translation adjustments, and is presented in the consolidated statements of stockholders’ equity.

(r)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(s)	New Accounting Pronouncements

In June 1998, FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, applicable for the fiscal year beginning April 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company has not yet determined the impact that the adoption of SFAS No. 133 will have on the results of operations or financial position.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Reclassifications

Certain reclassifications of the consolidated statements of income for the years ended March 31, 1999 and 1998 have been made to conform with the presentation for the year ended March 31, 2000.

(2)	Inventories

Inventories at March 31, 2000 and 1999 are summarized as follows:

	Yen (millions)

	2000	1999

Finished goods	479,439	540,173

Work in process	168,066	176,793

Raw materials	294,700	301,697

	942,205	1,018,663

(3)	Investments in and Transactions with Associated Companies

Certain financial information in respect of associated companies at March 31, 2000 and 1999 and for the three years ended March 31, 2000 is shown below. The most significant of these associated companies is Matsushita Electric Works, Ltd. (MEW). At March 31, 2000, the Company has a 32.1% equity ownership in MEW. On December 8, 1997, Universal Studios, Inc. (Universal) issued new shares to the Seagram Company Ltd. As a result, the Company’s ownership interest in Universal fell below 20%. The financial information of Universal for fiscal 1998 and thereafter is not included in the following.

	Yen (millions)

	2000	1999

Current assets	952,770	945,218

Other assets	1,413,939	1,458,959

	2,366,709	2,404,177

Current liabilities	631,560	610,683

Other liabilities	808,922	858,707

Net assets	926,227	934,787

Company’s equity in net assets	267,454	262,488

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)

	2000	1999	1998

Net sales	1,835,138	2,175,672	2,306,649

Gross profit	500,373	502,972	553,459

Net income (loss)	47,651	(12,807)	23,690

Purchases and dividends received from associated companies for the three years ended March 31, 2000 are as follows:

	Yen (millions)

	2000	1999	1998

Purchases from	235,599	258,881	259,451

Dividends received	7,935	10,995	9,875

Retained earnings include undistributed earnings of associated companies in the amount of 81,660 million yen and 85,206 million yen, respectively, as of March 31, 2000 and 1999.

Investments in associated companies include equity securities which have quoted market values at March 31, 2000 and 1999 compared with related carrying amounts as follows:

	Yen (millions)

	2000	1999

Carrying amount	272,343	257,924

Market value	310,311	343,236

(4)	Short-term Investments and Investments and Advances

As discussed in Note 1(i), the Company does not apply SFAS No. 115 in the body of its consolidated financial statements. The effects on the consolidated financial statements of not adopting SFAS No. 115 are disclosed in this note.

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The short-term investments and investments and advances of the Company consist of available-for-sale securities. The consolidated statements of income for the three years ended March 31, 2000 were not materially affected by SFAS No. 115.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effects on balance sheet items of the Company’s departure from SFAS No. 115 as of March 31, 2000 and 1999 are summarized as follows:

	Yen (millions)

	2000	1999

Stockholders’ equity as reported	3,467,191	3,533,055

Net increase in the carrying amount of:

Short-term investments	2,167	6,596

Investments and advances	376,751	187,639

Net decrease in deferred tax assets and increase in deferred tax liabilities:

Current deferred tax assets (decrease)	(912)	(2,791)

Noncurrent deferred tax assets (decrease)	(112,771)	(78,545)

Noncurrent deferred tax liabilities (increase)	(45,440)	(69)

Net unrealized gain on securities held by associated companies	2,957	3,382

Net increase in minority interests	(5,614)	(7,116)

Total adjustments to stockholders’ equity	217,138	109,096

Stockholders’ equity in accordance with U.S. generally accepted accounting principles	3,684,329	3,642,151

As a result of the above adjustments, total assets at March 31, 2000 and 1999 would increase by 268,192 million yen and 116,281 million yen, respectively.

If the provisions of SFAS No. 115 had been applied, comprehensive income for the year ended March 31, 2000 would amount to 67,805 million yen, compared with comprehensive loss of 83,188 million yen and comprehensive income of 41,581 million yen for the years ended March 31, 1999 and 1998, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The carrying amount, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2000 and 1999 are as follows:

	Yen (millions)

	2000

			Gross	Gross
			unrealized	unrealized
	Carrying	Fair	holding	holding
	amount	value	gains	losses

Current:

Equity securities	2,478	4,569	2,091	—

Japanese and foreign government bonds	84,748	84,795	47	—

Convertible and straight bonds	14,619	14,648	29	—

Investment trust	74	74	—	—

Other debt securities	32,797	32,797	—	—

	134,716	136,883	2,167	—

Noncurrent:

Equity securities	374,591	752,251	377,660	—

Japanese and foreign government bonds	5,128	5,071	—	57

Convertible and straight bonds	1,863	1,874	11	—

Investment trust	95,804	94,942	210	1,072

Other debt securities	12,631	12,630	—	1

	490,017	866,768	377,881	1,130

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)

	1999

			Gross	Gross
			unrealized	unrealized
	Carrying	Fair	holding	holding
	amount	value	gains	losses

Current:

Equity securities	1,607	8,185	6,578	—

Japanese and foreign government bonds	80,767	81,002	235	—

Convertible and straight bonds	20,870	20,751	43	162

Investment trust	76	76	—	—

Other debt securities	21,007	20,909	15	113

	124,327	130,923	6,871	275

Noncurrent:

Equity securities	384,417	572,302	187,885	—

Japanese and foreign government bonds	5,144	5,159	15	—

Convertible and straight bonds	1,351	1,367	16	—

Investment trust	85,116	84,830	29	315

Other debt securities	3,130	3,139	9	—

	479,158	666,797	187,954	315

Maturities of short-term investments and investments and advances classified as available-for-sale at March 31, 2000 and 1999 are as follows:

	Yen (millions)

	2000		1999

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Due within one year	132,238	132,314	122,666	122,676

Due after one year through five years	113,426	112,517	94,793	94,554

Due after five years	2,000	2,000	2	3

Equity securities	377,069	756,820	386,024	580,487

	624,733	1,003,651	603,485	797,720

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The change in net unrealized holding gain on available-for-sale securities, net of related taxes and minority interests, for the years ended March 31, 2000, 1999 and 1998 was an increase of 108,042 million yen, an increase of 25,528 million yen and a decrease of 62,485 million yen, respectively.

Proceeds from sale of available-for-sale securities for the years ended March 31, 2000, 1999 and 1998 were 326,811 million yen, 434,082 million yen and 657,449 million yen, respectively. The gross realized gains for the years ended March 31, 2000, 1999 and 1998 were 40,590 million yen, 14,594 million yen and 118,370 million yen, respectively. The gross realized losses for the years ended March 31, 2000, 1999 and 1998 were 878 million yen, 396 million yen and 5,136 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

(5)	Noncurrent Receivables

The recorded investment in noncurrent receivables for which impairment has been recognized at March 31, 2000 and 1999 was 4,903 million yen and 6,829 million yen, respectively. Related allowance for doubtful receivables was not significant at March 31, 2000 and 1999. The average recorded investment in impaired receivables during the years ended March 31, 2000, 1999 and 1998 was 6,462 million yen, 13,126 million yen and 73,954 million yen, respectively. Additions charged to bad debt expenses were not significant for the years ended March 31, 2000 and 1999, and were 12,249 million yen for the year ended March 31, 1998. Write-downs charged against the allowance were not significant for the years ended March 31, 2000 and 1999, and were 74,897 million yen for the year ended March 31, 1998.

(6)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. As discussed in Note 1(p), the Company accounts for impairment of long-lived assets in accordance with SFAS No. 121.

The Company recognized an impairment loss of 19,565 million yen during fiscal 2000 related to the write-down of the machinery and equipment to manufacture CRTs and other components.

The Company recognized an impairment loss of 57,290 million yen during fiscal 1998 related to the write-down of the machinery and equipment to manufacture semiconductors, mainly DRAMs.

In both cases, as the prices of these products significantly decreased during the respective fiscal year due to highly competitive market conditions, the Company projected that the future business of subsidiaries manufacturing those products would result in a net operating loss.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company recognized an impairment loss of 31,372 million yen during fiscal 1998 related to the decline in value of land held.

Impairment losses recorded in fiscal 2000 and 1998 are included in other deductions of costs and expenses in the consolidated statements of income.

(7)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2000 and 1999 is set forth below:

	Yen (millions)

	2000	1999

Convertible bonds, due 2002, interest 1.3%	98,893	99,010

Convertible bonds, due 2004, interest 1.4%	98,499	98,911

Convertible bonds issued by subsidiaries, due 2000, 2002 and 2005, interest 0.35% — 4.3%	66,482	66,482

U.S. dollar unsecured bonds, due 2002, effective interest 5.8%	125,067	124,982

Straight bonds issued by a subsidiary, due 2001 — 2005, interest 1.38% — 2.15%	20,000	20,000

Unsecured yen loans from banks and insurance companies, principally by financial subsidiaries, due 1999 — 2005, effective interest 1.7% in 2000 and 1.9% in 1999	402,930	434,158

Other long-term debt	48	53

	811,919	843,596

Less current portion	168,079	134,512

	643,840	709,084

The aggregate annual maturities of long-term debt after March 31, 2000 are as follows:

Yen (millions)

Year ending March 31:

2001	168,079

2002	232,079

2003	217,093

2004	143,727

2005	23,242

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

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2000 and 1999, short-term loans subject to such general agreements amounted to 151,970 million yen and 298,942 million yen, respectively. The balance of short-term loans represents borrowings under commercial paper, acceptances and short-term loans of foreign subsidiaries. The weighted average interest rates on short-term borrowings outstanding at March 31, 2000 and 1999 were 3.1% and 4.3%, respectively.

Acceptances payable by foreign subsidiaries, in the amount of 242 million yen and 794 million yen at March 31, 2000 and 1999, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

The 1.3% convertible bonds maturing in 2002 are currently redeemable at the option of the Company at prices ranging from 102% of principal to 100% of principal, and are currently convertible into approximately 61,045,000 shares of common stock at 1,620 yen per share.

The 1.4% convertible bonds maturing in 2004 are redeemable from 2000 at the option of the Company at prices ranging from 103% of principal to 100% of principal, and are currently convertible into approximately 60,802,000 shares of common stock at 1,620 yen per share.

The convertible bonds maturing through 2005 issued by subsidiaries are redeemable at the option of the subsidiaries at prices ranging from 105% of principal to 100% of principal near maturity.

(8)	Retirement and Severance Benefits

The Company and certain subsidiaries have contributory, funded benefit pension plans covering substantially all employees who meet eligibility requirements. Benefits under the plans are primarily based on the combination of years of service and compensation.

The contributory, funded benefit pension plans include a portion of social security tax calculated in accordance with the Welfare Pension Insurance Law. The Company and certain subsidiaries contribute to the pension funds as well as to the social security tax portion. The employees contribute only to the social security tax portion.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition to the plans described above, upon retirement or termination of employment for reasons other than dismissal, employees are entitled to lump-sum payments based on the current rate of pay and length of service. If the termination is involuntary or caused by death, the severance payment is greater than in the case of voluntary termination. The lump-sum payment plans are not funded.

Effective April 1, 1999, the Company adopted SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” for the contributory, funded benefit pension plans and the unfunded lump-sum payment plans, as the effect of the current discount rate of actuarial assumptions on the pension funded status is expected to have a material effect in subsequent years. However, the effect of this change on consolidated financial statements for the year ended March 31, 2000 was not significant. Prior year consolidated financial statements have not been restated as the effects of the implementation of SFAS No. 87 and SFAS No. 132 are immaterial.

Net periodic benefit cost for the contributory, funded benefit pension plans and the unfunded lump-sum payment plans of the Company for the year ended March 31, 2000 consisted of the following components:

Yen (millions)

2000

Service cost — benefits earned during the year	86,391

Interest cost on projected benefit obligation	84,619

Expected return on plan assets	(49,389)

Amortization of net transition obligation	9,972
Recognized actuarial loss	15,561

Net periodic benefit cost	147,154

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans and the unfunded lump-sum payment plans and the fair value of the plan assets, and actuarial assumptions used at March 31, 2000 are as follows:

Yen (millions)

2000

Change in benefit obligations:

Benefit obligations at beginning of year	1,951,275

Service cost	86,391

Interest cost	84,619

Plan participants’ contributions	13,714

Actuarial loss	64,649

Benefits paid	(60,399)

Foreign currency exchange impact	(4,026)

Benefit obligations at end of year	2,136,223

Change in plan assets:

Fair value of plan assets at beginning of year	1,191,545

Actual return on plan assets	164,084

Employer contributions	67,797

Plan participants’ contributions	13,714

Benefits paid	(23,652)

Foreign currency exchange impact	(2,616)

Fair value of plan assets at end of year	1,410,872

Funded status	(725,351)

Unrecognized net transition obligation	23,242

Unrecognized actuarial loss	173,231

Accrued retirement and severance benefits recognized in the consolidated balance sheet	(528,878)

Actuarial assumptions:

Discount rate	4.0%

Expected return on plan assets	4.0%

Rate of compensation increase	2.6%

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior to April 1, 1999, the Company did not adopt SFAS No. 87 for the contributory, funded benefit pension plans of the Company as the effects on the consolidated financial statements of the implementation of SFAS No. 87 were immaterial. However, the following table summarizes the available information related to the funded status based on the actuarial funding method for the contributory, funded benefit pension plans of the Company at March 31, 1998:

Yen (millions)

1998

Liability reserve	1,051,132

Fair value of plan assets, primarily marketable securities and loans	1,058,554

Fair value of plan assets greater than the liability reserve	7,422

The assumed rates of salary increase, expected long-term rate of return and discount rate for the above pension plans were 2.7% ~ 3.9%, 5.5% and 5.5%, respectively. Pension costs, excluding the social security tax portion, for the years ended March 31, 1999 and 1998 amounted to 79,570 million yen and 60,071 million yen, respectively. The contributions to the plans for the years ended March 31, 1999 and 1998 for the portion of social security tax were 28,197 million yen and 26,623 million yen, respectively. Approximately half of the portion of social security tax was contributed by the employees and half was contributed by the companies.

In addition, prior to April 1, 1999, retirement and severance benefit liabilities in the consolidated balance sheet were stated at the amount of the vested benefit obligation under the unfunded lump-sum payment plans, which would exist if all employees voluntarily terminated their employment at that date. Such liability exceeded the projected benefit obligation under the lump-sum payment plans. Benefit costs of the lump-sum payment plans represented benefit payments plus or minus the change in the vested benefit obligation and amounted to 49,306 million yen and 50,522 million yen for the years ended March 31, 1999 and 1998, respectively.

At March 31, 2000, the benefit obligation under the lump-sum payment plans is stated at the amount of the projected benefit obligation since the projected benefit obligation exceeded the vested benefit obligation.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Income Taxes

Income before income taxes and income taxes for the three years ended March 31, 2000 are summarized as follows:

	Yen (millions)

	Domestic	Foreign	Total

2000:

Income before income taxes	99,538	119,067	218,605

Income taxes:

Current	125,155	53,290	178,445

Deferred	(33,251)	(8,179)	(41,430)

Total income taxes	91,904	45,111	137,015

1999:

Income before income taxes	153,047	49,246	202,293

Income taxes:

Current	117,925	34,378	152,303

Deferred	26,881	(3,734)	23,147

Total income taxes	144,806	30,644	175,450

1998:

Income before income taxes	258,582	97,042	355,624

Income taxes:

Current	160,275	35,673	195,948

Deferred	43,252	(4,351)	38,901

Total income taxes	203,527	31,322	234,849

For the years ended March 31, 1999 and 1998, domestic income taxes, deferred include the impact of 61,123 million yen and 37,423 million yen, respectively, attributable to adjustments of net deferred tax assets to reflect reductions in Japan’s corporate income tax rate.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and its subsidiaries are subject to a number of taxes based on earnings which, in aggregate, resulted in an average normal tax rate of approximately 41.9% for the year ended March 31, 2000, 47.6% for the year ended March 31, 1999 and 51.2% for the year ended March 31, 1998.

The effective rates for the years differ from the normal tax rates for the following reasons:

	2000	1999	1998

Normal tax rate	41.9%	47.6%	51.2%

Tax credit for increased research expenses	(1.3)	(0.9)	(1.0)

Lower tax rates of overseas subsidiaries	(3.2)	(9.6)	(1.3)

Expenses not deductible for tax purposes	6.6	7.6	4.3

Change in valuation allowance allocated to income tax expenses	18.7	6.8	(1.7)

Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	—	30.2	10.5

Other	—	5.0	4.0

Effective tax rate	62.7%	86.7%	66.0%

The significant components of deferred income tax expenses for the three years ended March 31, 2000 are as follows:

	Yen (millions)

	2000	1999	1998

Deferred tax expense (exclusive of the effects of other components listed below)	(82,267)	(51,821)	7,342

Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	—	61,123	37,423

Increase (decrease) in the balance of valuation allowance for deferred tax assets	40,837	13,845	(5,864)

	(41,430)	23,147	38,901

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2000 and 1999 are presented below:

	Yen (millions)

	2000	1999

Deferred tax assets:

Inventory valuation	87,229	83,516

Expenses accrued for financial statement purposes but not currently included in taxable income	145,235	132,477

Depreciation	130,556	121,689

Retirement and severance benefits	124,979	108,194

Tax loss carryforwards	73,709	62,864

Other	99,644	85,502

Total gross deferred tax assets	661,352	594,242

Less valuation allowance	75,720	38,275

Net deferred tax assets	585,632	555,967

Deferred tax liabilities:

Purchase accounting step-up of identifiable assets	(2,723)	(2,761)

Other	(25,809)	(29,316)

Total gross deferred tax liabilities	(28,532)	(32,077)

Net deferred tax assets	557,100	523,890

The net change in total valuation allowance for the years ended March 31, 2000 and 1999 were an increase of 37,445 million yen and a decrease of 1,337 million yen, respectively.

At March 31, 2000, certain subsidiaries had, for tax reporting purposes, net operating loss carryforwards of approximately 188,334 million yen, which will generally expire between 2001 and 2020.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net deferred tax assets and liabilities at March 31, 2000 and 1999 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)

	2000	1999

Other current assets	253,080	251,189

Other assets	304,872	273,616

Other liabilities	(852)	(915)

Net deferred tax assets	557,100	523,890

(10)	Stockholders’ Equity

In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The Company issued 326,535 shares, 26,464 shares and 1,161,459 shares in connection with the conversion of bonds for the years ended March 31, 2000, 1999 and 1998, respectively.

For the year ended March 31, 1999, 50,000,000 shares of the Company’s common stock were repurchased from the market and retired for an aggregate cost of 98,883 million yen. The entire repurchase cost of retired shares was charged to retained earnings in accordance with the Japanese Commercial Code.

The Japanese Commercial Code provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital.

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2000 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the semi-annual dividend of 6.25 yen per share, totaling 12,890 million yen, proposed in June 2000 in respect of the year ended March 31, 2000 or for the related appropriation.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s directors and certain senior executives may be granted options to purchase the Company’s common stock. All stock options have a four-year term and become fully exercisable two years from the date of grant. Information with respect to stock options is as follows:

		Weighted average
	Number	exercise price
	of shares	Yen

Balance at March 31, 1998	—	—

Granted	113,000	2,291

Balance at March 31, 1999	113,000	2,291

Granted	116,000	2,476

Balance at March 31, 2000, weighted average remaining life — 4.76 years	229,000	2,385

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans described above. Accordingly, as the option price at the date of grant exceeded the fair market value of common shares, no compensation costs have been recognized in connection with the plans. If the accounting provision of SFAS No. 123, “Accounting for Stock Based Compensation” had been adopted, the impact on the Company’s net income for the year ended March 31, 2000 would not be material.

Treasury stock reserved for options at March 31, 2000 and 1999 was 229,000 shares and 113,000 shares, respectively. In accordance with the Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased for stock options. As a result of restrictions on the treasury stock repurchased for stock options, retained earnings of approximately 540 million yen at March 31, 2000 are restricted as to the payment of cash dividends.

On June 29, 2000, the annual shareholders’ meeting approved that the Company’s stock option rights would be allotted to 28 directors and 5 senior executives at amounts ranging from 2,000 to 10,000 common shares each. These stock option rights are exercisable from July 1, 2002 to June 30, 2006. Pursuant to such authorization in June 2000, 109,000 common shares were repurchased on July 3, 2000.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Net Income per Depositary Share

A reconciliation of the numerators and denominators of the basic and diluted net income per depositary share computation for the three years ended March 31, 2000 is as follows:

	Yen (millions)

	2000	1999	1998

Net income available to common stockholders	99,709	13,541	93,604

Effect of assumed conversions:

Convertible bonds, due 1999, interest 1.3%	—	—	1,259

Convertible bonds, due 2002, interest 1.3%	747	—	629

Convertible bonds, due 2004, interest 1.4%	802	—	676

Diluted net income	101,258	13,541	96,168

	Number of shares

	2000	1999	1998

Average common shares outstanding	2,062,295,743	2,089,988,449	2,112,052,091

Dilutive effect of assumed conversions:

Convertible bonds, due 1999, interest 1.3%	—	—	81,285,840

Convertible bonds, due 2002, interest 1.3%	61,090,690	—	61,267,028

Convertible bonds, due 2004, interest 1.4%	60,941,462	—	61,181,174

Stock options	15,403	—	—

Diluted common shares outstanding	2,184,343,298	2,089,988,449	2,315,786,133

	Yen

	2000	1999	1998

Net income per depositary share:

Basic	484	65	443

Diluted	464	65	415

Approximately 197 million of the potential common shares were excluded from the computation of diluted net income per share for the year ended March 31, 1999, because their inclusion would have had an antidilutive effect on net income per share.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Supplementary Information to the Statements of Income and Cash Flows

Research and development costs and advertising costs charged to income for the three years ended March 31, 2000 are as follows:

	Yen (millions)

	2000	1999	1998

Research and development costs	525,557	499,986	480,539

Advertising costs	114,587	128,285	125,774

Included in other income of revenues for the year ended March 31, 2000 is a gain of 58,566 million yen from the sale of EPCOS AG shares, a German electronic components manufacturing joint venture, held by a subsidiary, upon its initial public offering.

Included in other deductions of costs and expenses for the year ended March 31, 1999 is a loss of 11,277 million yen related to liquidation of a U.S. joint venture for production of computer peripherals components.

Included in other deductions of costs and expenses for the year ended March 31, 1998 are foreign exchange losses of 25,086 million yen. Foreign exchange gains and losses included in the consolidated statements of income for the years ended March 31, 2000 and 1999 were not significant.

Income taxes and interest expenses paid and noncash investing and financing activities for the three years ended March 31, 2000 are as follows:

		Yen (millions)

		2000	1999	1998

a)	Cash paid:

	Interest	47,729	70,672	77,254

	Income taxes	178,184	160,046	272,951

b)	Noncash investing and financing activities:

	Conversion of bonds	528	56	1,887

	Transfer of ownership arising on capital transactions by consolidated and associated companies	3,004	2,960	4,096

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Foreign Exchange Contracts

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

The contract amounts of foreign exchange contracts at March 31, 2000 and 1999 are as follows:

	Yen (millions)

	2000	1999

Forward:

To sell foreign currencies	373,417	312,453

To buy foreign currencies	82,444	62,371

Options purchased to sell foreign currencies	26,711	3,670

Options purchased to buy foreign currencies	1,260	—

Options written to buy foreign currencies	24,820	3,873

Options written to sell foreign currencies	4,734	—

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

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term borrowings, Trade payables and Accrued expenses

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

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2000 and 1999 are as follows:

	Yen (millions)

	2000		1999

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Non-derivatives:

Assets:

Short-term investments	134,716	136,883	124,327	130,923

Investments and advances	785,006	1,164,740	799,937	988,304

Liabilities:

Long-term debt, including current portion	(792,802)	(975,617)	(838,879)	(937,636)

Derivatives relating to long-term debt, including current portion	(19,117)	(19,106)	(4,717)	(4,888)

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

At March 31, 2000, commitments outstanding for the purchase of property, plant and equipment approximated 76,608 million yen. Contingent liabilities at March 31, 2000 for discounted export bills of exchange and guarantees of loans amounted to approximately 88,094 million yen, including 72,659 million yen for loans guaranteed principally on behalf of associated companies and customers.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(16)	Subsequent Events

On April 1, 2000, the Company acquired approximately 48% of the outstanding shares of Matsushita Refrigeration Company (MRC) and approximately 53% of the outstanding shares of Wakayama Precision Co., Ltd. (WPC) pursuant to the Share Exchange Agreements dated November 22, 1999. As a result of such share acquisitions, MRC and WPC became wholly-owned subsidiaries of the Company.

The shareholders of MRC were allotted new shares of the Company’s common stock at the ratio of 0.186 shares for each share of MRC held, while the shareholders of WPC were allotted new shares of the Company’s common stock at the ratio of 0.093 shares for each share of WPC held. As a result of the share exchanges, the Company newly issued 16,321,187 shares of common stock at a market price of 3,070 yen per share as of March 31, 2000. The share exchanges will be accounted for using the purchase method of accounting.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Quarterly Financial Data (Unaudited)

Quarterly net sales, net income (loss) and net income (loss) per depositary share for the two years ended March 31, 2000 are set forth in the following table:

	Yen (millions), except per share information

	2000

			Net income per	Net income per
	Net	Net	depositary share:	depositary share:
	sales	income	basic (yen)	diluted (yen)

Quarter ended June 30	1,755,406	9,552	46	46

September 30	1,837,286	24,514	119	114

December 31	1,866,736	60,656	294	280

March 31	1,839,959	4,987	24	24

	Yen (millions), except per share information

	1999

			Net income	Net income
		Net	(loss) per	(loss) per
	Net	income	depositary share:	depositary share:
	sales	(loss)	basic (yen)	diluted (yen)

Quarter ended June 30	1,875,846	11,116	53	51

September 30	2,015,996	(1,608)	(8)	(8)

December 31	1,938,354	20,295	98	92

March 31	1,809,923	(16,262)	(79)	(79)

For the quarter ended March 31, 1999, net loss includes the impact of approximately 52,768 million yen, attributable to adjustments of net deferred tax assets to reflect reductions in Japan’s corporate income tax rate.

Schedule VIII

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2000, 1999 and 1998

			Deduct
	Balance				Add
	at	Add-	Bad		(deduct)-	Balance
	beginning	charged	debts		cumulative	at end
	of	to	written		translation	of
	period	income	off	Reversal	adjustments	period

Allowance for doubtful trade receivables:

2000	63,649	10,252	28,670	1,473	(1,660)	42,098

1999	62,742	13,505	8,781	2,454	(1,363)	63,649

1998	60,810	8,316	4,824	1,240	(320)	62,742

Allowance for doubtful noncurrent receivables:

2000	304	1,728	1,888	—	—	144

1999	523	—	219	—	—	304

1998	63,171	12,249	74,897	—	—	523

Item 19. Financial Statements and Exhibits

(a)	Financial Statements

The following financial statements and schedules are filed in Part IV, Item 17 of this report:

Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Consolidated Subsidiaries:

(b)	Exhibits

SHARE HANDLING REGULATIONS as amended on April 1, 2000 (English translation)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD. (Registrant)

Date: July 31, 2000	By	/s/ Shigeru Nakatani
Shigeru Nakatani President of Panasonic Finance (America), Inc. 375 Park Avenue New York, N.Y. 10152

Exhibit

(TRANSLATION)

SHARE HANDLING REGULATIONS

(Amended on April 1, 2000)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.