Form 20-F
period 2001-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO LTD
filed 2001-07-31
CIK 63271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2001
Commission file number 1-6784

MATSUSHITA DENKI SANGYO KABUSHIKI KAISHA
(Exact name of Registrant as specified in its charter)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Translation of Registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

1006, Oaza Kadoma, Kadoma-shi, Osaka, Japan
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares*	New York Stock Exchange and Pacific Exchange

Common Stock**	New York Stock Exchange and Pacific Exchange

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.

**	Par value 50 Japanese yen per share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

This form contains 103 pages.

Cautionary Statement Regarding Forward-Looking Statements
PART I
Item 1.Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors
Item 4. Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment
Item 5. Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development
D. Trend Information
E. New Accounting Pronouncements
F. Information by Segment
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes
Item 9. The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue
Item 10. Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. [ Reserved ]
Item 16. [ Reserved ]
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
EX-1 ARTICLES OF INCORPORATION, AS AMENDED
EX-2 SHARE HANDLING REGULATIONS, AS AMENDED

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of

Title of Class	March 30, 2001	March 29, 2001
	(Japan Time)	(New York Time)

Common Stock — 50 yen par value per share	2,079,572,737

American Depositary Shares, each representing 1 share of common stock		41,976,087

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
Item 17.  X  Item 18.      .

All information contained in this Report is as of March 31, 2001 or for the year ended March 31, 2001 (fiscal 2001) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on July 12, 2001 was 124.10 yen = U.S.$1.

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements in the context of the U.S. Private Securities Litigation Reform Act of 1995 about the future performance of Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this annual report do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based on the Company’s current assumptions and beliefs in light of the information currently available to it, and involve known and unknown risks and uncertainties. The Company’s actual actions or results may differ materially from those discussed in the forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this annual report, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

Specific risks and uncertainties include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; expenses incurred in relation to its business restructuring; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other counties; and fluctuations in market prices of securities and other assets in which the Company has holdings.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.     Offer Statistics and Expected Timetable

Not applicable

Item 3.     Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates

	Fiscal year ended March 31,

	2001	2000	1999	1998	1997

Income Statement Data:

Net sales	7,682	7,299	7,640	7,891	7,676

Income before income taxes	101	219	202	356	332

Net income	42	100	24	99	138

Per common share:

Net income:

Basic	19.96	48.35	11.60	47.04	65.39

Diluted	19.56	46.36	11.58	44.01	60.64

Dividends	12.50	14.00	12.50	13.00	12.50

	($0.116)	($0.125)	($0.097)	($0.107)	($0.112)

Balance Sheet Data:

Total assets	8,156	7,955	8,055	8,661	8,857

Long-term debt	542	644	709	690	923

Stockholders’ equity	3,773	3,684	3,642	3,854	3,842

Common stock	211	210	209	209	208

Number of shares issued at year-end (thousands)	2,079,573	2,062,671	2,062,345	2,112,318	2,111,157

Yen exchange rates per U.S. dollar:

Year-end	125.54	102.73	118.43	133.29	123.72

Average	110.60	111.35	128.19	122.78	113.19

High	104.19	101.53	108.83	111.42	104.49

Low	125.54	124.45	147.14	133.99	124.54

Yen exchange rates for
each month during the	Jan.	Feb.	Mar.	Apr.	May	Jun.
previous six months:	2001	2001	2001	2001	2001	2001

High	114.26	114.88	117.33	121.68	118.88	119.13

Low	118.35	117.62	125.54	126.75	123.67	124.73

Notes:	1.	Dividends per share reflect those paid during each fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates prevailing on the respective payment dates.

	2.	Beginning in fiscal 2001, the Company adopted Statements of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities,” and accordingly, prior year figures have been restated to reflect this change.

	3.	Fiscal 1999 and 1998 net income represent amounts after subtracting the impact of approximately 42 billion yen and 28 billion yen, respectively, attributable to adjustments of net deferred tax assets to reflect reductions in Japan’s corporate income tax rate.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, “Matsushita” or the “Company” refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group), best known for its brand names, such as “Panasonic” and “National,” is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 7,682 billion yen for the fiscal year ended March 31, 2001 (“fiscal 2001”). Over the past several decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2001 net sales, approximately one-half was represented by sales in Japan, with the rest by overseas sales.

Primarily because of the business areas and geographical areas where it operates and the highly competitive nature of the industry to which it belongs, Matsushita is exposed to a variety of risks and uncertainties in carrying out its business.

Specific risks and uncertainties include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; expenses incurred in relation to its business restructuring; any changes in the Matsushita Group’s financial and operational positions or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities in which the Company has holdings.

Item 4.    Information on the Company

A.	History and Development of the Company

GENERAL

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha (Address : 1006, Oaza Kadoma, Kadoma-shi, Osaka, Japan. Phone : +81-6-6908-1121 / Agent : Mr. Shigeru Nakatani, President of Panasonic Finance (America), Inc.) as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of mankind through the supply of quality consumer electrical goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white television sets (TVs) and refrigerators. Matsushita continued to grow during the following decades by expanding its product range to include color TVs, hi-fi components, air conditioners, videocassette recorders (VCRs), industrial equipment and information and communications equipment, as well as electronic components. Overseas sales and production expansion was also a significant factor for the growth in these decades.

In the 1990s, Matsushita placed emphasis on technological development and the use of advanced electronics technology in every phase of life, thus steering the Company to achieve further growth in the 21st century. In particular, the Company expanded its development activities in such areas as next-generation audiovisual (AV) equipment, multimedia products, and advanced electronic components and devices, many items of which incorporate digital technology.

Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use. Most of the Company’s products are marketed under the “Panasonic” and “National” brand names. The Company also uses the “Technics” brand name for certain hi-fi products, with some of its subsidiaries using other brand names such as “Quasar,” “Victor” and “JVC.” To form the basis for growth in the evolving digital networking age, the Company continues to emphasize technological development and the creation of new businesses, identifying several priority areas, such as digital broadcasting systems, mobile communications, semiconductors, data storage devices and display devices. The Company is also striving to develop new service-oriented businesses, such as systems solutions and "e-Net” business, as areas of potential growth over the mid-term.

In June 1995, Matsushita sold an 80% equity interest in MCA (now named Universal Studios, Inc.), which the Company purchased in December 1990, to The Seagram Company Ltd. for approximately U.S.$5.7 billion, leaving the Company with a minority interest.

In April 1997, the Matsushita parent company established a new organizational structure, setting up four internal divisional companies – responsible for AVC (audiovisual and computer products), home appliances and household equipment, air conditioners, and electric motors – by grouping a majority of its some 50 product divisions. This step was taken in order to facilitate strategic planning, effective decision making and more efficient allocation of resources across a broader range than that afforded by each single product division.

In March 1998, the Company announced a package of new management initiatives aimed at better sharing interests with shareholders. As part of this package, management implemented, with approval at the annual shareholders’ meeting in late June 1998, the repurchase of 50 million shares of the parent company’s common stock from the stock market for retirement, spending approximately 99 billion yen of retained earnings during fiscal 1999. At the same time, as an incentive to Board members and employees toward the enhancement of corporate value, the parent company introduced stock option plans for Board members and select senior executives (similar option plans have been implemented in fiscal 2000, 2001 and 2002), and established a stock-price-linked remuneration plan, under which modest cash payments have been offered to employees manager-level or above once a year through fiscal 2001 in addition to ordinary salary and bonus payments.

In October 1999, EPCOS AG, a German electronic components joint venture of the Company and Siemens AG of Germany, had its initial public offering, listing its shares on German and U.S. stock exchanges. Following EPCOS AG’s public offering, Matsushita’s 45% (held by a subsidiary) and Siemens AG’s 55% holdings in EPCOS AG were reduced to nearly 12.5%, respectively. Matsushita realized a 59 billion yen gain from the sale of its shares in EPCOS AG in fiscal 2000.

On April 1, 2000, the Company made Matsushita Refrigeration Company and Wakayama Precision Company wholly-owned subsidiaries, by means of share exchanges. As a result of the share exchanges, the Company issued 16,321,187 shares of its Common Stock to shareholders of the respective companies.

In June 2000, Matsushita’s Board of Directors elected Kunio Nakamura as President of the Company to succeed to his predecessor Yoichi Morishita, who became Chairman. A new management team headed by Mr. Nakamura subsequently established the Company’s new three-year business plan, called “Value Creation 21,” which was formally implemented in April 2001. The Value Creation 21 plan was designed to take full advantage of the opportunities arising in the evolving digital networking society. Its objective is to transform Matsushita into a company that meets the needs of the 21st century through structural reforms and growth strategies with emphasis on enhancing growth potential, profitability and capital efficiency, thereby ensuring the Company’s continued contribution to society. For more information about this mid-term plan, see Section D of Item 5.

In February 2001, Matsushita entered into an agreement with Toshiba Corporation (Toshiba), under which the two companies will establish a joint venture in Singapore to manufacture low temperature polysilicon liquid crystal display (LCD) panels, with production scheduled to start in July 2002. The joint venture company’s initial capital of 50 billion yen has been 67% subscribed by Toshiba and 33% by Matsushita.

In April 2001, the Company absorbed Matsushita Electronics Corporation (MEC), its wholly-owned subsidiary, by merger to implement unified operational management in such key device areas as semiconductors and display devices. By establishing new internal divisional companies directly under the control of the parent company, namely the Semiconductor, Display Device and Lighting companies, the development, manufacturing and sales functions that were previously distributed between Matsushita and MEC for each of these strategic businesses have been integrated.

CAPITAL INVESTMENTS

Recognizing that building advanced technologies, equipment and processes is essential to the cost-efficient and speedy manufacture of sophisticated electronic products and devices, Matsushita has been attentive in planning plant and equipment investment to achieve higher competitiveness and investment efficiency. Besides constant investment in production automation and energy-saving facilities, increasing emphasis has been placed on expansion of facilities in such business areas as digital AV equipment, mobile communications equipment, and components and devices.

Total capital investment (excluding intangibles) amounted to 352 billion yen, 338 billion yen and 504 billion yen for fiscal 1999, 2000 and 2001, respectively. The increase in the Company’s capital investment for fiscal 2001 was due mainly to expanded plant and equipment investment in the components area including semiconductors and LCD devices.

For the current fiscal year ending March 31, 2002 (“fiscal 2002”), Matsushita expects its capital investment to decrease to approximately 420 billion yen as the investment in the components area has peaked. Of the projected total amount, nearly 320 billion yen will be invested in facilities in Japan and the remaining 100 billion yen overseas. This investment will be funded mainly through internal sources.

B.	Business Overview

SALES BY PRODUCT CATEGORY

Matsushita is engaged in the production and sale of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by product category for the last three fiscal years;

	Yen (billions)

	Fiscal year ended March 31,

	2001		2000		1999

Consumer products

Video and audio equipment	1,756	23%	1,706	23%	1,895	25%

Home appliances and household equipment	1,316	17	1,306	18	1,394	18

Subtotal	3,072	40	3,012	41	3,289	43

Industrial products

Information and communications equipment	2,175	28	2,022	28	2,150	28

Industrial equipment	817	11	735	10	717	10

Subtotal	2,992	39	2,757	38	2,867	38

Components	1,618	21	1,530	21	1,484	19

Total	7,682	100%	7,299	100%	7,640	100%

Consumer Products

Consumer products is Matsushita’s traditional business area, and the Company maintains a competitive edge in domestic and overseas markets, based on its market share for a number of major products. Over the last three fiscal years, sales of this category, consisting of video and audio equipment and home appliances and household equipment, did not show marked growth due to such factors as slow consumer spending, especially in Japan, intensified global price competition notably in the traditional analog AV equipment field and the high saturation rate for many home appliance items in developed nations. However, growth has been seen in sales of digital AV equipment and new, high-value-added home appliances, such as single-unit washer/dryers, cordless vacuum cleaners and induction-heating cooking equipment.

Video and Audio Equipment

Principal products in this category include TVs, VCRs, camcorders, DVD players, audio equipment, and pre-recorded audio and video software. Over the last several years, increasing emphasis has been placed on digital AV equipment and, most recently on networkable AV equipment to make Matsushita a leader in the approaching home networking age.

In TVs, Matsushita produces a broad range of models to meet demand in all segments of Japanese and international markets. In the mainstay cathode-ray-tube (CRT) TVs, the Company has shifted production of traditional CRT models from Japan to Southeast Asian and other overseas factories. Domestic production is now concentrated on flat-surface CRT models, including the industry’s thinnest model. Also during the last three fiscal years, the Company has gradually expanded production of high-picture-quality, high definition models, as well as flat TVs such as LCD TVs and plasma display panel (PDP) TVs. Volume production of PDP TVs will start in the summer of 2001 at a newly established manufacturing venture with Toray Industries, Inc. The Company is also active in the burgeoning market for digital TVs.

In the VCR and camcorder area, Matsushita has been accelerating digitization, introducing D-VHS VCR decks and expanding its range of digital camcorders.

In DVDs, Matsushita was the first to market DVD players in 1996 and, as a forerunner in the industry, boasts a wide product range from standard to portable LCD equipped models. In addition, the Company has been expanding DVD disc production at a rapid pace, through its own facilities as well as overseas joint ventures with Universal Music Group and Eastman Kodak Company established in 1999.

In the area of audio equipment, Matsushita produces a large variety of products, including such digital products as compact disc (CD) players, CD radio cassette recorders and Mini Disc (MD) players, as well as radio receivers, tape recorders, portable headphone players, stereo hi-fi equipment and electronic musical instruments.

During fiscal 2001, the Company successfully launched new products in the digital AV equipment segment. Of these, sales of digital TVs including set-top boxes in Japan were particularly strong, mainly attributable to the launch of Broadcast Satellite (BS) digital TV broadcasting services, which commenced in December 2000.

The Company further introduced the industry’s first digital TV with a built-in AV-use hard disk (AVHDD) recorder in May 2001.

To prepare for the spring 2002 launch in Japan of digital TV-based e-Net services, Matsushita, in cooperation with other Japanese companies, established ePF Network Corporation to develop a common e-Platform as the basis for e-shopping, e-banking and other interactive services via the TV.

Matsushita also expanded its range of other new digital AV equipment in fiscal 2001, with the launch of DVD-Audio players, DVD video recorders, and a series of products using the Secure Digital (SD) Memory Card, such as an ultra-compact portable headphone player. The SD Memory Card is a new postage stamp-sized data storage device now supported by more than 200 corporate members of the SD Association worldwide.

Matsushita is working further on the expansion of its networkable AV equipment business, envisioning the creation of a future home networking environment, where digital TV, offering a wide range of functions through easy-to-use remote control operation, will serve as the information station for all digital AV and household equipment as well as outside public and mobile communications networks.

Home Appliances and Household Equipment

Matsushita’s vast array of home appliance products includes washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers and other cooking appliances, dishwashers, refrigerators, air conditioners, electric fans, air purifiers, electric and kerosene heaters and electrically-heated rugs. The line of household equipment mainly comprises kitchen fixture systems, electric, gas and kerosene hot-water supply systems, and bath and sanitary equipment. This category also includes certain healthcare equipment, electric lamps, bicycles, and optical cameras and flash units.

Matsushita continues to lead the Japanese home appliance industry, launching new technologically innovative models. Within the last three fiscal years, for instance, the Company launched the world’s first centrifugal force washing machine for home use in fiscal 1999, and the world’s first automatic top-loading washer/dryer using centrifugal force in fiscal 2001. The Company also introduced a series of space-saving refrigerators that do not sacrifice inner capacity in each year through fiscal 2000, followed by the world’s first refrigerator to employ separate cooling functions for the refrigerator compartment, vegetable drawer and freezer in fiscal 2001.

Other recent product innovations include the Company’s compact rechargeable-battery-powered cordless vacuum cleaner employing a centrifugal force dust collection system marketed in fiscal 2000, and a new cordless rechargeable vacuum cleaner for fiscal 2001, that offers approximately 40-minutes continuous operation. Furthermore, in the air conditioner field, Matsushita introduced a series of energy-efficient models, the latest one featuring a triple-panel design for precise room temperature control.

In the household equipment area, the Company is meeting market needs by providing user-friendly products. Successful examples include easy-to-operate pull-down cabinet shelves, and a barrier-free bath, designed specifically to meet the needs of elderly people.

In addition to developing and introducing high-value-added products to stimulate the matured appliance market in Japan, the Company has also been strengthening its business base by taking the lead in the newer, growth product areas, such as dish washers, frame-free induction heating cooking equipment and compact garbage processing units. Sales of these products have been rising at a faster pace than other traditional product lines during the last three years.

Furthermore, Matsushita is working on the development of new businesses to create enriched living environments in the 21st century, offering a range of products and services using digital networking technologies that focus on important issues such as the environment and energy, health and healthcare, comfort and security and greater convenience at home. Activities in progress include the development of networkable home appliances, garbage recycling services for the food industry and home healthcare services.

Industrial Products

Industrial products is comprised of information and communications equipment and industrial equipment. This has been the Company’s fastest growth category in the last decade, led by mobile communications equipment and personal computer (PC) related equipment. For the last three fiscal years, however, this category’s business has shown some volatility due to such factors as increased price competition in the PC peripherals area and the fiscal 2001 second half setbacks in global demand for information technology (IT)-related products such as PCs and cellular phones.

Information and Communications Equipment

The line of information and communications equipment includes: information equipment, such as PCs, PC displays, hard disk drives (HDDs), CD-ROM, DVD-ROM and other optical disk drives, copying machines and printers; communications equipment, such as, telephones, cellular phones, other mobile communications equipment, digital private branch exchanges and facsimile equipment; and other systems equipment, such as CATV systems, broadcast- and business-use AV equipment and systems, large-screen visual equipment, communications network-related equipment, and traffic-related systems. Of these, Matsushita believes it has a competitive edge worldwide in such lines as HDDs and optical disc drives, facsimile equipment, broadcast-use digital VCR equipment and airline in-flight AV systems, while also maintaining a leading position in the Japanese cellular phone industry.

In PCs, Matsushita continued to upgrade its notebook models over the last three fiscal years. In fiscal 1999, the Company launched an A5-sized notebook PC with CCD camera and cellular-phone interface and, mainly for overseas markets, ruggedized notebook PCs, built to resist shock, and thereby supporting such uses as police field activities in North America. This was followed by the introduction in fiscal 2000 of ultra slim models with added features such as wireless communication. In fiscal 2001, adding further to its slim notebook series, the Company introduced the Hito, an AV-oriented notebook PC that links easily to AV equipment to better meet the needs of the digital networking age.

In the field of PC peripherals, Matsushita strengthened its disk drive lineups. In HDDs, the Company continued to introduce upgraded models to meet the need for greater data storage capacity and faster processing speed. In the optical disk drive area, Matsushita announced in fiscal 1999 a compact DVD-RAM drive with data storage capacity of 5.2 GB using both sides of a disc, which received worldwide attention. In fiscal 2000, the Company expanded its range of slim models for notebook PCs, and in fiscal 2001, introduced several new multiple disk drive models that gained popularity, including the industry’s slimmest and fastest single-unit DVD-ROM and CD-R/RW drive.

In communications equipment, Matsushita has developed and introduced a number of new mobile communications products with focus on downsizing, ease-of-use and Internet connectivity, in the last three fiscal years. In fiscal 1999, the Company marketed cellular phones and Personal Handyphone System (PHS) at the forefront of the race toward downsizing and multi-functionality. In fiscal 2000, the Company launched NTT DoCoMo’s popular i-mode cellular handsets equipped with e-mail and Internet browsing capabilities, as well as PHS terminals offering similar functions. Furthermore, in fiscal 2001, Matsushita began shipments of base transceiver stations for next-generation, W-CDMA (wideband code division multiple access) cellular phone services to be commenced by NTT DoCoMo in fiscal 2002, followed by sample shipments of W-CDMA handsets in May 2001.

Among other communications equipment, the Company launched the world’s first Internet-compatible facsimile machine in fiscal 1999. Also in fiscal 2001, the Company marketed a new multifunctional model, featuring fax, copy, printer, scanner and telephone functions. In addition, Matsushita introduced a color facsimile machine, compatible with the SD Memory Card.

In the broadcast-use AV equipment and systems field, Matsushita launched the DVCPRO HD (high-definition) series in April 2000, building on the success of its light, compact digital DVCPRO series and, in fiscal 2001, the Company supplied major BS digital TV networks in Japan with conditional access systems (CASs) and an electronic program guide (EPG), both key systems for BS digital broadcasting. In these years, the Company has also solidified its leading position in the global in-flight AV systems market by delivering AV systems with LCD monitors and state-of-the-art personal multimedia systems that allow passengers to enjoy in-flight shopping from their seats.

Industrial Equipment

Matsushita’s product range of industrial equipment encompasses factory automation (FA) equipment, welding machines, power distribution equipment, ventilating and air conditioning equipment, vending machines and medical equipment. This category also includes car AV equipment, such as car audio and car navigation equipment.

In FA equipment, Matsushita is an industry leader in electronic-parts-mounting machines, and a major producer of industrial robots and electronic measuring instruments. Building on this strength to meet ever-more sophisticated customer requirements, the Company launched innovative products during the last three years, with a focus on smaller, lighter high-precision machines. Successful examples included a unique Stud Bump Bonding semiconductor mounting machine marketed in fiscal 1999, and the following year’s introduction of a new high-speed multifunctional chip mounter as well as an innovative laser processing machine for ultra-fine production of high-integration circuit boards. In fiscal 2001, the Company added modular components mounters to its mainstay range of parts-mounting machines. Concurrently, Matsushita introduced the world’s smallest and lightest fully digital CO2/MAG automatic welding machine. The Company also holds a competitive position in DVD disc mastering and replication equipment.

In the area of commercial-use ventilation and air-conditioning systems, Matsushita continued to expand delivery of its specialty in-tunnel dust collection and ventilation systems to Japan’s major expressways during these years. Meanwhile, the Company sourced the manufacture of packaged air conditioners to Daikin Industries, Ltd. (Daikin) in fiscal 2001 as part of an alliance between the two companies. The alliance covers a broad range, including consumer-use air conditioners in which Matsushita will provide manufacturing cooperation to Daikin, as well as joint procurement of parts and materials and co-development of eco-friendly products.

In car AV equipment, Matsushita continued to develop more advanced car navigation systems for the domestic market, as well as further promoting global expansion in car audio equipment. The Company introduced the world’s first car navigation model featuring voice control and DVD video playback functions in fiscal 1999, and in fiscal 2000, extended its DVD car navigation networking capabilities by launching new Internet capable models that interact with Electronic Toll Collection (ETC) systems. In fiscal 2001, Matsushita continued to launch upgraded car navigation systems that can receive mobile information services, while delivering infrastructure equipment for ETC services, which officially began in April 2001 as an integral part of Japan’s Intelligent Transport Systems (ITS) project.

Components

Matsushita produces a wide range of electronic and electric components and devices. Major products included in this category are semiconductors, general electronic components, display devices, electric motors, compressors and batteries, to support the Company’s finished products and for sale to other manufacturers.

Recognizing that components and devices hold the key to innovation and advancement, as well as the competitiveness of finished products and systems in the digital networking age, Matsushita places significant priority on the development of electronic components technology and business, with special emphasis on semiconductors and display devices. As a result, sales in the components category have increased over the last three fiscal years. In recent months, however, business in this category has been adversely affected by setbacks in demand from the global IT-related industries.

The Company’s range of semiconductors is primarily made up of integrated circuits (ICs), such as MOS LSIs and bipolar ICs, discrete devices and CCDs. The Company has been strengthening development of multifunctional system LSIs, which form the basis of digital network-related equipment. Successful results included system LSI chip sets for DVD-ROM drives, MPEG-2 encoder chips, 32-bit microcontrollers with embedded DRAMs, all marketed in fiscal 1999, system LSI chip sets for digital TV tuners in fiscal 2000, and the world’s first single-chip MPEG-4 multi-codec system LSI in fiscal 2001. Matsushita has also been a leader in optical pickup semiconductors for DVDs, CCDs for video camcorders, and gallium-arsenide power modules for cellular phones. The Company is currently working to develop 0.10 micron process technology in an alliance with Mitsubishi Electric Corporation for future system LSIs for use in digital networkable products.

Matsushita maintains a broad spectrum of general components, encompassing electronic circuit components, printed circuit boards, transformers, power supply components, coils, capacitors, resistors, tuners, speakers, ceramic components, and various sensors. During the last three fiscal years, the Company has continued to focus on smaller, more advanced components for equipment downsizing and performance improvement. As part of this effort, in fiscal 1999, Matsushita expanded its production of proprietary compact Any Layer Interstitial Via Hole printed circuit boards, called ALIVHs, and high frequency components for use in compact mobile communications equipment. In areas related to digital networkable consumer products, the Company developed in fiscal 2001 a surface-mounted circuit module for Bluetooth, a short-range wireless networking protocol.

In display devices, Matsushita added high technology Semi Stretched Tension (SST) flat surface CRTs during fiscal 1999, expanding the product range in fiscal 2000 to include a model with a brightness level 20% higher than conventional models. The Company began concentrating production of flat-surface CRTs in Japan, while shifting production of traditional CRTs overseas. The Company also focused efforts on developing high-picture quality LCD devices with faster picture response and wider viewing angles. In fiscal 2001, the Company developed the world’s thinnest 32- and 36-inch flat-surface high-definition (HD) CRTs for BS digital HDTVs, and further boosted its PDP lineup, with the development of a 60-inch unit to add to its current 37-, 42- and 50-inch models.

In electric motors, Matsushita augmented its FA equipment motor lineup in fiscal 2000 through 2001, with the MINAS-A and MINAS-S, a series of smaller, high-speed servomotors with greater energy efficiency than conventional models. The lineup of AV and information and communications equipment motors have also been expanded during the last three fiscal years, including compact spindle motors for use in PC peripherals and DVD players and vibration motors for cellular phones. In compressors, the Company is a world leader, primarily for air conditioners and refrigerators.

Matsushita is one of the world’s largest battery manufacturers, producing a comprehensive range of batteries, ranging from manganese, alkaline, lithium, silver oxide and zinc air cells, to rechargeable batteries, such as lithium-ion, nickel metal-hydride, nickel-cadmium and sealed lead-acid batteries and storage batteries for automotive use, as well as various battery powered appliances. Among these, production of compact, high-performance batteries, such as the Company’s long life alkaline batteries and lithium-ion batteries, have been expanding in recent years, as they are increasingly used in compact electronic equipment. As a technological breakthrough in fiscal 1999, Matsushita began production of thin lithium-polymer cells, while being at the forefront of nickel metal-hydride batteries for electric and hybrid electric vehicles, production of which has been expanding, as they are increasingly installed in new cars of the leading Japanese auto manufacturers. In fiscal 2000, Matsushita launched the world’s thinnest (0.4 mm) manganese dioxide-lithium battery, known as the Paper Coin for use in IC cards for e-commerce. In fiscal 2001, the Company launched rectangular lithium-ion rechargeable batteries, commencing construction of a new plant to reinforce its production capability.

While Matsushita offers total solutions by boasting such a wide array of key components and devices, the Company is currently accelerating its efforts to achieve a greater competitive edge and operating efficiency through more strategic selection of priority items in each of the above component segments.

Note:	In response to new business environments created by the evolution of digital networks, the convergence of broadcasting and communications and other ongoing developments, Matsushita announced that it would reclassify its Consumer, Industrial and Components segments into four new segments: AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices, effective April 2001. The Company intends to compile sales breakdown results under this new classification from the new fiscal year.

MARKETING CHANNELS

Below is a sales breakdown by geographical market:

	Yen (billions)

	Fiscal year ended March 31,

	2001		2000		1999

Japan	4,034	53%	3,698	51%	3,752	49%

North and South America	1,380	18	1,384	19	1,513	20

Europe	849	11	906	12	1,019	13

Asia and Others	1,419	18	1,311	18	1,356	18

Total	7,682	100%	7,299	100%	7,640	100%

Sales and Distribution in Japan

Domestic sales are handled or coordinated by several sales divisions organized according to the type of customer (consumers, corporate, government, manufacturing industry, and other respective industries) in order to meet the specific and ever-diversifying needs of consumers and various industries.

For the consumer market, Matsushita maintains the industry’s most extensive sales networks, supplying a large number of consumer electronics and appliance retailers throughout Japan, and has also expanded to volume retailers.

Sales to corporate and government customers are centered on information and communications equipment, and sales to the manufacturing industry are focused on industrial equipment and components.

In April 2001, Matsushita began implementing major reorganizations of its domestic consumer sales and distribution structure. As a first step, Matsushita restructured the previous corporate consumer products sales divisions, sales functions within individual product divisions and the Corporate Advertising Division, into two new brand name-linked marketing divisions, the Corporate Panasonic Marketing Division (primarily responsible for AV and information/communications equipment) and the Corporate National Marketing Division (primarily responsible for home appliances and household equipment). Concerning distribution, Matsushita intends to consolidate its 22 regional consumer sales companies throughout Japan into a single company, along with a similar integration of credit sales (primarily installment sales) and leasing subsidiaries into a single company. By implementing these reforms and revitalizing domestic consumer sales and distribution operations, Matsushita intends to create a highly efficient structure that ensures speedy response to customer needs and realizes a significant reduction in distribution costs with an increased market share.

During fiscal 2001, the Company also inaugurated Internet-based sales systems in cooperation with local retailers in Japan.

Overseas Activities

Matsushita operates 229 companies in 44 countries outside of Japan, including five regional headquarters, 44 manufacturing/sales companies, 100 manufacturing companies, 48 sales companies, 13 research organizations and five finance subsidiaries. International marketing of Matsushita’s products is conducted through the Company’s sales subsidiaries and affiliates and also through independent distributors. In addition, certain products are sold in foreign markets on an OEM basis and marketed under the brand names of third parties. The Company has been gradually strengthening overseas sales channels for industrial products and components as well as integrated systems products, aside from existing consumer products sales networks in many countries and regions.

Overseas sales represented approximately 47% of the Company’s total consolidated sales in fiscal 2001.

In order to promote global business development and counter currency fluctuations, in recent years, the Company placed emphasis on building and expanding manufacturing facilities in newly developing areas, such as China and Eastern Europe, in addition to Southeast Asia.

Matsushita places emphasis on promoting localization of development of products and technologies to enhance competitiveness of individual overseas manufacturing sites. The Company is also reviewing the functions of its R&D, production and sales bases worldwide, integrating and relocating, as necessary, to achieve optimum efficiency of Matsushita’s global operations.

Customers

The largest markets for Matsushita have traditionally been consumer products. However, since the 1980s, the proportion of sales to non-consumer customers, such as governments, commercial and industrial corporations and other institutions, including large customers such as electric and electronic equipment manufacturers, automotive manufacturers and various other machinery makers, has been rising as Matsushita places increasing emphasis on industrial and commercial products and electronic components. In fiscal 2001, sales of industrial products and components accounted for approximately 60% of Matsushita’s total sales, rising from 48% of the total in fiscal 1995. Matsushita’s business is not materially dependent upon any single customer.

SEASONALITY OF BUSINESS

The Company’s main business has no significant seasonality in terms of sales or profits. However, when it comes to the consumer electronics market, normally the fiscal third quarter is a peak because it falls in the year-end sales season for consumer durables in Japan and the holiday sales season in many overseas countries.

Additionally, seasonal appliances, such as air conditioners and refrigerators have a different business cycle, in line with the practice of the relevant Japanese industry, which starts from October and ends in September. This does not have a material effect upon the Company’s overall operation.

RAW MATERIALS AND SOURCE OF SUPPLY

Matsushita purchases a wide variety of parts and materials from various suppliers in Japan and abroad. The Company applies a multi-sourcing policy — being not dependent upon any one source of supply for any essential item. The Company has also been endeavoring to promote a policy of global optimum purchasing by selecting the most qualified suppliers from all over the world and buying the most competitive parts and materials. Although prices of certain materials, such as metals, are volatile, the Company has managed to minimize the negative effects on its operations by maintaining favorable relations with suppliers and continuing a multi-sourcing policy.

In an attempt to improve operational efficiency and reduce parts and materials costs, Matsushita has recently introduced an Internet-based procurement system. The Company is currently expanding this system to all of its locations and, at the same time working on the increased use of common parts and the reduction of the number of suppliers.

PATENT LICENSE AGREEMENTS

Matsushita holds numerous Japanese and foreign patents and utility model registrations for its products and engages in mutual exchange of technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers is increasing year by year.

Matsushita is a licensee under various license agreements which cover a wide range of products, including audiovisual products, computers, communications equipment, semiconductors and other components. Matsushita has non-exclusive patent license agreements, with among others, Thomson Multimedia Licensing Inc. and Thomson Licensing S.A. covering a broad range of its products, including TVs, VCRs, CD players and CD-ROM drives. Matsushita has non-exclusive patent cross-license agreements, with among others, Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Certain internal divisional companies as successors to Matsushita Electronics Corporation, a former subsidiary now merged into the Company, have non-exclusive patent license agreements with Koninklijke Philips Electronics N.V. covering most of the items manufactured by such divisional companies, including semiconductor devices, various lamps, cathode-ray and electron tubes and certain other products.

Most of Matsushita’s license and technical assistance agreements are for three- to ten-year periods, unless the agreements cover specific patents to be licensed therein, in which case they are normally for the life of the patent.

The Company considers all its technical exchange and license agreements beneficial to its operations.

COMPETITION

The markets in which the Company sells its products are highly competitive in Japan, as well as abroad. Matsushita’s principal competitors, across the full range of its products, consist of several large Japanese manufacturers and a number of smaller and more specialized companies. In certain categories of products it encounters additional competition from companies in the United States, Europe and Asia. The Company expects that competition will continue to be intense both in Japan and abroad.

In addition, the recent advancement towards a borderless economy has applied pressure to Japanese manufacturers, including Matsushita, in terms of global price competition. To minimize the effects of these negative factors, the Company is devising various cost-reduction and efficiency measures to enhance competitiveness, such as innovating manufacturing processes through the use of information technology, increasing overseas production, shortening production and distribution lead time through the introduction of supply chain management (SCM) in cooperation with several overseas and domestic mass-scale retailers, and also developing joint ventures and other cooperative agreements with domestic and overseas partners. Also, with the advancement of digital networking technologies, competition around the so-called “de facto” standard has become intense. In response, Matsushita has been strengthening its efforts for alliances with leaders of not only the electronics industry but also the software, devices, broadcasting, communications services and other industries.

GOVERNMENT REGULATIONS

Effective April 1, 2001, the Japanese government (Regulator: Ministry of the Environment and Ministry of Economy, Trade and Industry) enacted “the Law for Recycling of Specified Kinds of Consumer Electric Goods,” (the “Recycling Law”). The Recycling Law now requires that consumers, retailers and manufacturers share the responsibility of recycling used TVs, refrigerators, air conditioners and washing machines.

To cope with the Recycling Law, Matsushita set up an effective system that can utilize its existing infrastructure of recycling and transportation companies throughout Japan for collection and recycling activities. The Company also established the Matsushita Eco Technology Center Co., Ltd. not only for dismantling used products and recycling scrapped materials, but also for research and development of recycling technology. So far, the actual recycling ratio of products has been growing steadily. Matsushita, as the industry leader in the domestic home appliance market, has been consistently working on environmental protection measures to ready itself for the Recycling Law. The Company therefore, does not believe that the new legislation will have a material adverse effect on its business, except for the current reverse effect of temporary advance consumer purchases of the four subject product items prior to the enactment of the Recycling Law.

The Company is subject to a number of other government regulations in Japan and overseas, but overall, the Company presently manages to operate its business without any significant difficulty or financial burden in coping with them.

C.	Organizational Structure

In order to maintain production, sales and service activities in broad business areas as a comprehensive electronics manufacturer, Matsushita has traditionally operated under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on group-wide strategic functions, such as corporate planning, personnel administration, finance and corporate communications, as well as corporate-level R&D, sales and marketing functions.

Principal divisional companies and subsidiaries at present are as listed below:

(1)	Internal divisional companies of Matsushita Electric Industrial Co., Ltd.:

Name of internal divisional company

AVC Company

Home Appliance & Housing Electronics Company

Air-Conditioner Company

Packaged Air-Conditioner Company*

Motor Company

Semiconductor Company*

Display Device Company*

Lighting Company*

Factory Automation Company*

Note:	The asterisk (*) indicates the new divisional companies established on April 1, 2001 upon reorganizations.

(2)	Principal domestic subsidiaries:

Percentage
Name of company	owned

Matsushita Communication Industrial Co., Ltd.	56.3%

Matsushita Electronic Components Co., Ltd.	99.3

Matsushita Industrial Equipment Co., Ltd.	100.0

Matsushita Battery Industrial Co., Ltd.	98.0

Matsushita Refrigeration Company	100.0

Kyushu Matsushita Electric Co., Ltd.	51.1

Matsushita Seiko Co., Ltd.	57.6

Matsushita Graphic Communication Systems, Inc.	67.5

Matsushita Kotobuki Electronics Industries, Ltd.	57.7

Victor Company of Japan, Ltd.	52.4

(3)	Principal overseas subsidiaries:

	Country of	Percentage
Name of company	incorporation	owned

Matsushita Electric Corporation of America	U.S.A.	100.0%

Matsushita Electric Europe (Headquarters) Ltd.	U.K.	100.0

Matsushita Electric Asia Pte. Ltd.	Singapore	100.0

Matsushita Electric Espana S.A.	Spain	100.0

Matsushita Electric (Taiwan) Co., Ltd.	Taiwan	67.1

Matsushita Industrial Corporation Sdn. Bhd.	Malaysia	80.0

Matsushita Television & Network Systems Co., (Malaysia) Sdn. Bhd	Malaysia	100.0

Matsushita Refrigeration Industries (S) Pte. Ltd.	Singapore	100.0

Matsushita Electronics (S) Pte. Ltd.	Singapore	100.0

Note:	Matsushita’s consolidated financial statements as of March 31, 2001 comprise the accounts of 321 consolidated companies plus 53 companies reflected by the equity method.

D.	Property, Plants and Equipment

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. The Company considers all its factories well maintained and suitable for current production requirements.

The following table sets forth information as of March 31, 2001 with respect to manufacturing facilities:

	Floor Space
	(thousands of
Location	square feet)	Principal Products Manufactured

Osaka	9,770	VCRs, PDP TVs, DVD products, audio equipment, washing machines, other home appliances, information equipment, industrial equipment, components, batteries, kitchen fixtures.

Kanagawa	4,165	Communications, information and measuring equipment, VCRs, audio equipment, car AV equipment, compact discs, refrigerators, batteries.

Shiga	3,564	Air conditioners, refrigerators, compressors, vacuum cleaners.

Tochigi	1,953	TVs, TV picture tubes, information equipment.

Nara	1,992	Home appliances, gas and kerosene equipment, compact discs and DVD discs.

Okayama	1,901	VCRs, components, magnetic tapes and discs.

Kyoto	1,630	Semiconductors, components.

Ibaraki	1,059	TVs, magnetic tapes.

Shikoku	3,739	VCRs, information equipment, home appliances.

Kyushu	2,353	Information and communications equipment, PC peripherals, components, industrial equipment.

North America	7,783	TVs, home appliances, VCRs, DVD discs, car audio equipment, communications equipment, compressors, components, batteries.

Europe	4,147	VCRs, TVs, audio equipment, car audio equipment, home appliances, components, information and communications equipment.

Asia (excluding China)	17,715	TVs, VCRs, audio equipment, air conditioners, refrigerators, other home appliances, components, semiconductors, information and communications equipment, industrial equipment, compressors, batteries.

China	4,477	TVs, audio equipment, air conditioners, washing machines, other home appliances, car audio equipment, industrial equipment, compressors, components, batteries.

Other	16,298	Home appliances, industrial equipment, components, semiconductors, video and audio equipment, batteries, information and communications equipment.

Total	82,546

All of the above facilities and properties are fully owned by the Company, except for the land, some parts of which are leased from companies outside of the Matsushita Group.

In addition to its manufacturing facilities, Matsushita’s properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 8.5 million square feet, research and development facilities with an aggregate floor space of approximately 7.0 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 11.5 million square feet, and administrative offices with an aggregate floor space of approximately 17.4 million square feet.

As of March 31, 2001, Matsushita leased approximately 18.3 million square feet of floor space, most of which was for sales office space.

Substantially all of Matsushita’s properties are free of material encumbrances and Matsushita believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2001, there was no material problem, regarding both the productive capacity and the extent of utilization of the Company’s properties.

In terms of environmental issues, all of the Matsushita Group’s properties operate in compliance with governmental and municipal laws and regulations. Furthermore, the Company established a number of internal environmental guidelines which are stricter than those provided by the authority. In case any occasional non-compliance may take place, Matsushita takes immediate and appropriate actions to meet the regulatory requirements and to ensure current good utilization standards.

For fiscal 2002, the Company will make a capital investment of approximately 420 billion yen, for the purpose of production of new products and enhancement of production capacity and efficiency with a focus on such areas as (digital) AV and information and communications equipment (approximately 115 billion yen), and electronic components and devices including semiconductors, LCD panels and PDPs (approximately 265 billion yen).

The investments stated above will be funded mainly through internal sources.

Item 5.    Operating and Financial Review and Prospects

A.	Operating Results

During the three year period ended March 31, 2001 (“fiscal 1999”, “fiscal 2000” and “fiscal 2001”), the corporate business environment surrounding Matsushita remained generally sluggish. In fiscal 1999, economic growth in Japan slowed, with a 0.6% decrease in real Gross Domestic Product (GDP), reflecting lowered corporate capital investment and consumer spending. In fiscal 2000, the Japanese economy began to show a moderate recovery, owing to government economic stimulus packages and a surge in demand for information technologies (IT), which resulted in a 1.4% increase in real GDP. The recovery continued through fiscal 2001, especially in the first half, led by IT-related corporate capital investment. In the second half of fiscal 2001, however, economic growth in Japan slowed once again due to continued sluggish consumer spending and moderating export growth. As a result, Japan’s GDP grew only an estimated 0.9% in real terms during fiscal 2001.

For most of the three-year period, economic conditions were generally favorable in many regions of the world outside Japan, led by the United States economy. From around the middle of fiscal 2001, however, U.S. economic growth began to slow down, coinciding with setbacks in the global IT industry, which had previously enjoyed rapid growth in demand centered on personal computers (PCs) and cellular phones. These conditions are currently having negative effects on Asian and European economies, as well as the IT and related electronic equipment and components industries around the world.

Also during the period, survival for certain enterprises became difficult and global competition intensified, which, together with sluggish consumer spending, triggered a deflationary trend in Japan. The consumer price index in Japan rose 0.2% in fiscal 1999, but declined 0.5% in fiscal 2000 and declined 0.5% again in fiscal 2001. This deflationary trend was also reflected in Matsushita’s product prices, thereby putting pressure on earnings.

Foreign currency exchange rates were volatile during the three-year period, with the Japanese yen generally strengthening against such major currencies as the U.S. dollar and the euro through the middle of fiscal 2001 and somewhat weakening thereafter (See Section A of Item 3). In order to alleviate the effects of currency-related transaction risk, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also implemented matching of exports and imports exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports. The Company does not have any material unhedged monetary assets, liabilities, or commitments denominated in currencies other than the operation’s functional currency. The strengthening of the yen has had an adverse affect on Matsushita’s financial results, as explained in more detail in the following paragraphs.

During the period, Matsushita directed companywide efforts toward building a solid foundation for future growth under its four-year Progress 2000 Plan from fiscal 1998 through fiscal 2001. Under the plan, the Company implemented a number of business reforms, including the introduction of the internal divisional company system and the selection and strengthening of strategic areas to concentrate resources. As a result, Matsushita’s five priority businesses, including, among others, digital television systems, semiconductors and mobile communications equipment have come to play an essential role in the operations of the Company. In April 2001, Matsushita implemented a new mid-term plan, Value Creation 21, centered on various restructuring and growth strategies, as explained in more detail in Section D of this Item 5.

Matsushita’s consolidated sales and earnings results during the last three fiscal years, reflecting all of the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 1999, net sales decreased 3.2% to 7,640 billion yen, mainly reflecting the sluggish Japanese economy and, outside Japan, the lingering economic conditions in such regions as Southeast Asia and the Commonwealth of Independent States (CIS), both of which suffered in the aftermath of the currency-related turmoil. Net income dropped 85.5% to 14 billion yen, primarily because of decreased sales and price declines due to intensified worldwide competition. The net income decrease was further exacerbated by the negative effect of 42 billion yen in adjustments of net deferred tax assets reflecting a reduction in Japan’s corporate income tax rate. Without the effects of these adjustments, net income for fiscal 1999 would have decreased 47.7%.

In fiscal 2000, net sales decreased 4.5% to 7,299 billion yen, mainly attributable to sluggish demand in Japan due to continued weak consumer spending, intense global price competition and yen appreciation. Net income totaled 100 billion yen increasing 636.3% over the previous year. Increased profitability in Components and improved overall efficiency could not fully offset the negative effects of price declines and yen appreciation on earnings. However, the significant net income increase was realized largely due to a non-operating gain of 59 billion yen from the sale of shares of EPCOS AG, a German electronic component manufacturing joint venture, as well as the above mentioned adjustments in net deferred tax assets in the previous year, which were not incurred in fiscal 2000.

In fiscal 2001, net sales rose 5.2% to 7,682 billion yen, due mainly to generally favorable economic conditions in Japan and overseas, as well as increased demand for IT-related products and components, especially in the first half of the fiscal year. Despite the positive effect of this sales gain and overall cost reduction and efficiency improvement efforts, net income declined 58.4% to 42 billion yen, largely because of restructuring expenses incurred to compensate employees in Japan subject to the new regional-based employee remuneration system and early retirement programs, both implemented as part of the mid-term Value Creation 21 plan. The absence of the previous year’s non-operating gain from the sale of EPCOS AG shares also adversely affected net income.

Details of operating and financial results for each of the last three fiscal years are as follows:

Year ended March 31, 2001 compared with 2000

(1)	Sales

Consolidated net sales for fiscal 2001 increased 5.2% to 7,682 billion yen, from 7,299 billion yen in the previous year. The growth mainly reflected a moderate recovery in the Japanese economy and a favorable advance in overseas economies, along with the expansion of worldwide, IT-related investment, although toward the end of the year external conditions led to a sharp adverse turn with a slowdown in growth of the U.S. economy and rapidly weakening global demand for IT-related products and components.

Domestic sales climbed 9.1% to 4,034 billion yen. This increase was achieved through solid growth in industrial products, including mobile communications equipment and factory automation (FA) equipment, as well as components, such as general electronic components and semiconductors. A moderate recovery in consumer products, achieved mainly by growth in digital audiovisual (AV) equipment also contributed to the increase in domestic sales. Overseas sales were 3,648 billion yen, up 1.3% when translated into yen and up 5.0% on a local currency basis, with the components category leading the way, followed by consumer products.

Sales by major product category were as follows:

Sales of consumer products increased 2.0% to 3,072 billion yen. Within this category, sales of video and audio equipment were up 2.9% to 1,756 billion yen. This rise was mainly owing to robust sales of color TVs and DVD players worldwide and digital TVs and compact disc (CD) music albums in Japan, which more than offset decreased sales of VCRs and audio equipment. Sales of home appliances and household equipment edged up 0.8% to 1,316 billion yen, principally attributable to the market success of new products, mainly in Japan, such as a centrifugal force washer/dryer and a cordless rechargeable vacuum cleaner offering long continuous operation.

Sales of industrial products climbed 8.5% to 2,992 billion yen. In this category, sales of information and communications equipment advanced 7.6% to 2,175 billion yen, largely owing to an expansion in mobile communications equipment, such as cellular phones, along with steady increases in sales of PCs and CD-R/RW drives. However, overseas sales of information and communications equipment were down slightly, hampered by a global downturn in the IT sector in the second half of the year. Meanwhile, sales of industrial equipment surged 11.1% to 817 billion yen. This positive result was mainly attributable to solid sales of FA equipment, such as electronic-parts-mounting machines, mainly for the information and communications industry, and car AV equipment including navigation systems, in both domestic and overseas markets.

Sales of components increased 5.7% to 1,618 billion yen. This increase was attributable to solid sales in both domestic and overseas markets, in such lines as general electronic components, semiconductors, liquid crystal display (LCD) devices and electric motors, mainly for mobile communications equipment and digital AV products.

(2)	Other Revenues (Revenue excluding Net Sales)

Other revenues include interest income, dividends received and other income. Of these, interest income increased 1.8% to 44 billion yen, while dividends received decreased 16.6% to 12 billion yen. Other income decreased 60.2% to 54 billion yen, as there was no significant gain recorded in this fiscal year comparable to the previous year’s gain of 59 billion yen from the sale of EPCOS AG shares.

(3)	Costs and Expenses

As net sales expanded, cost of sales increased 5.6% to 5,481 billion yen and selling, general and administrative expenses also increased 3.2% to 2,012 billion yen. However, the ratio of these operating expenses in aggregate to net sales declined by 0.3%, compared with the previous year, offsetting the adverse effects of price declines and yen appreciation. Meanwhile, interest expense also decreased 5.8% to 44 billion yen, owing to a reduction in the Company’s borrowings. However, other deductions increased 76.0% to 154 billion yen, due mainly to the aforementioned restructuring expenses, totaling approximately 100 billion yen, associated with compensation for domestic employees affected by the new regional-based employee remuneration system, as well as early retirement programs in several domestic subsidiaries. As a result, total costs and expenses increased 5.7% to 7,691 billion yen.

(4)	Income before Income Taxes

As a result of the above factors, income before income taxes decreased 53.9% to 101 billion yen, compared with 219 billion yen in fiscal 2000.

(5)	Provision for Income Taxes

Provision for income taxes amounted to 50 billion yen, compared with 137 billion yen in the previous year. Its ratio to income before income taxes dropped to 49.5%, from 62.7% a year ago, mainly due to a lower increase in the valuation allowance for deferred tax assets.

(6)	Minority Interests

Minority interests increased to 22 billion yen, compared with negative 1 billion yen in fiscal 2000, reflecting the earnings improvements and turnaround from losses of certain subsidiaries.

(7)	Equity in Earnings (Losses) of Associated Companies

Equity in earnings of associated companies decreased 25.8% to 13 billion yen, from the previous year’s 17 billion yen, due mainly to decreased earnings of several associated companies.

(8)	Net Income

As a result of all the factors stated in the preceding paragraphs, net income for fiscal 2001 decreased 58.4% to 42 billion yen. Net income as a percentage of net sales declined to 0.5%, compared with 1.4% a year ago.

Year ended March 31, 2000 compared with 1999

(1)	Sales

Consolidated net sales for fiscal 2000 decreased 4.5% to 7,299 billion yen, from 7,640 billion yen in the previous year. The decrease was mainly attributable to sluggish demand in Japan, intense global price competition, and yen appreciation, which negatively affected overseas sales when translated into yen.

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

Sales of industrial products slipped 3.8%, to 2,757 billion yen. In this category, sales of information and communications equipment declined 6.0%, to 2,022 billion yen. This decrease was mainly attributable to global price declines in computer peripherals such as cathode ray tube (CRT) displays and hard disk drives, along with the negative effect of yen appreciation. However, sales of mobile communications equipment, such as cellular phones, and personal computers increased over the previous year. Furthermore, sales of industrial equipment increased 2.6%, to 735 billion yen. FA equipment, such as electronic-parts-mounting machines rebounded from the previous year’s drop, owing mainly to signs of recovery in capital investment in Japan and Southeast Asia. Gains in this category were also driven by solid growth in sales of car AV equipment.

Sales of components advanced to 1,530 billion yen, up 3.1% from the previous year. The sales increase in this category was driven by favorable growth in semiconductors, high frequency components, LCD devices and electric motors, for use in information and communications equipment.

(2)	Other Revenues

In other revenues, interest income decreased 21.1% to 43 billion yen and dividends received increased 48.7% to 15 billion yen. Other income increased 157.9% to 136 billion yen, mainly attributable to a gain of 59 billion yen from the sale of shares of EPCOS AG.

(3)	Costs and Expenses

Companywide efforts to reduce manufacturing costs and raise overall efficiency resulted in decreases in cost of sales and selling, general and administrative expenses, which, however, did not fully offset the negative effects of price declines and yen appreciation. Cost of sales totaled 5,191 billion yen, down 2.9%, while selling, general and administrative expenses decreased 7.1% to 1,950 billion yen. Interest expense also decreased 25.5% to 46 billion yen as the Company reduced borrowings. However, other deductions increased 89.4% to 88 billion yen, due mainly to an impairment loss of 20 billion yen related to the write-down of machinery and equipment to manufacture CRTs and other components. As a result, overall costs and expenses decreased 3.7% to 7,274 billion yen.

(4)	Income before Income Taxes

As a result of the above factors, income before income taxes increased 8.1% to 219 billion yen, compared with 202 billion yen in fiscal 1999.

(5)	Provision for Income Taxes

Provision for income taxes amounted to 137 billion yen, versus 164 billion yen a year ago. Its ratio to income before income taxes declined to 62.7% from 81.3% a year ago, mainly attributable to previous year adjustments in net deferred tax assets and a decline in the normal tax rate in fiscal 2000. (See Note 9 of the Notes to Consolidated Financial Statements.)

(6)	Minority Interests

Minority interests decreased to negative 1 billion yen, compared to 8 billion yen in fiscal 1999, mainly reflecting depressed earnings results in several subsidiaries.

(7)	Equity in Earnings (Losses) of Associated Companies

Equity in earnings (losses) of associated companies rebounded to 17 billion yen from a loss of 5 billion yen in the prior year, due to earnings improvements in associated companies.

(8)	Net Income

Due to the factors stated in the preceding paragraphs, net income for fiscal 2000 grew 311.2% to 100 billion yen, compared with 24 billion yen in the prior year. Net income as a percentage of net sales was 1.4%, compared with 0.3% in the previous year.

B.	Liquidity and Capital Resources

(1)	Company Policy on Financial Position and Liquidity

As its basic policy, Matsushita has long placed emphasis on maintaining sound balance sheets, and on generating as much available funding as possible from internal sources through efforts to raise the operational efficiency or asset turnover ratios, so as not to overly rely on external fund raising. This conservativeness is exemplified in the tradition of maintaining the ratio of stockholders’ equity to total assets at a relatively high level and keeping a large cash balance. The ratio of stockholders’ equity to total assets as of March 31, 2001 stood at 46.3%, the same level as a year ago, and the total of short-term borrowings and long-term debt continued to decrease to 1,090 billion yen as of March 31, 2001, from 1,111 billion yen a year ago. Cash balance (the total of cash and cash equivalents plus time deposits with a maturity of more than three months) also remained at the relatively high level of 1,376 billion yen as of March 31, 2001, decreasing only slightly from the previous 1,456 billion yen due mainly to increased capital investment and repayment of borrowings during fiscal 2001.

With this cash balance, combined with high credit ratings from the world’s leading credit rating agencies, Matsushita believes that it has sufficient sources of liquidity for either working capital or long-term investment needs.

As of March 31, 2001, the outstanding balance of short-term borrowings totaled 548 billion yen, and long-term debt was at 542 billion yen. Of the short-term borrowings, 99 billion yen is the current portion (maturity of less than one year) of outstanding convertible bonds. Matsushita’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 7 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

It should be noted, however, that in recent years, Matsushita has focused on raising capital efficiency upon review of its balance sheet. As part of this move, the Company initiated an endeavor to achieve more efficient utilization of available cash resources held by subsidiaries and associated companies. This is achieved by lending such cash resources to other Group companies, as necessary, through a network of cash management systems at financial subsidiaries located in each global region. Through this operation, the Company is working on the reduction of both excess cash and borrowings on a consolidated Groupwide basis, along with reducing interest and related cost payments to outside financial institutions to help realize a lean balance sheet.

Regarding the use of financial instruments for hedging purposes, see Item 11.

(2)	Fiscal 2001 Financial Position and Liquidity

The Company’s consolidated total assets at the end of fiscal 2001 increased to 8,156 billion yen, compared with 7,955 billion yen at the end of fiscal 2000. This rise was chiefly a result of an increase in inventories, which reflected the setback in sales of IT-related products and components toward the end of the fiscal year, and the negative effects of currency translation into yen of overseas assets at year-end, along with increased capital investment in plant and equipment.

Stockholders’ equity at the end of fiscal 2001 also increased, to 3,773 billion yen, from 3,684 billion yen in the previous year. This was largely attributable to an increase in capital surplus and the favorable effect of the yen’s year-end exchange rate on cumulative translation adjustments, despite a decrease in unrealized holding gains of available-for-sale securities.

The Company’s capital investment (including intangibles other than goodwill) during fiscal 2001 totaled 531 billion yen, an increase from the previous year’s figure of 355 billion yen. This was due mainly to expanded plant and equipment investment in Components, such as semiconductors and LCD devices. Of the total capital investment, investment in Components increased by 158 billion yen, to 337 billion yen. Depreciation during the year edged up, to 345 billion yen, compared with 343 billion yen in the previous year.

Net cash provided by operating activities in fiscal 2001 amounted to 393 billion yen, compared with 476 billion yen in the previous fiscal year. This reduction was primarily attributable to a decrease in net income and increases in trade receivables and inventories that were greater than the decrease in net gain on sale of investments. Net cash used in investing activities amounted to 583 billion yen, compared with 604 billion yen in fiscal 2000, chiefly owing to an investment decrease in time deposits, which offset an increase in capital expenditures. Net cash used in financing activities fell to 113 billion yen, from 216 billion yen a year ago, mainly due to a decrease in repayment of short-term borrowings compared with fiscal 2000. All these activities, compounded by the effect of exchange rate changes, resulted in a net decrease of 267 billion yen in cash and cash equivalents during fiscal 2001. Cash and cash equivalents at the end of fiscal 2001 totaled 849 billion yen, compared with 1,116 billion yen a year ago. These are primarily held in yen (70%) and U.S. dollars (14%).

(3)	Commitments for Capital Expenditures

As of March 31, 2001, commitments outstanding for the purchases of property, plant and equipment approximated 50 billion yen.

C.	Research and Development

Matsushita considers research and development (R&D) to be a key factor in its success and essential to the achievement of its corporate theme: to provide the utmost satisfaction to customers throughout the world through differentiated products and services and to contribute to the progress and happiness of mankind. Under this theme, the Company has been committed to “R&D that creates next generation businesses, while at the same time supporting today’s and tomorrow’s products and businesses.”

Recognizing also that R&D is an essential factor in enhancing the Company’s competitiveness within an increasingly competitive environment, particularly in the electronics industry, Matsushita has increased its R&D investment in recent years. R&D expenditures for the last three fiscal years are as follows:

Total expenditures for research and development amounted to 500 billion yen, 526 billion yen and 544 billion yen for the three fiscal years ended March 31, 1999, 2000 and 2001, respectively, representing 6.5%, 7.2% and 7.1% of Matsushita’s total net sales for each of those periods.

The main focus of Matsushita’s R&D activities has been increasingly directed to digital networks and environment & energy, which also support the Company’s five areas of expected growth, namely digital broadcasting systems, mobile communications, semiconductors, data storage devices and display devices. In order to speedily address these themes, Matsushita categorized R&D activities into four main technological areas: multimedia software, devices and environment- and energy-related technologies, semiconductors, and production engineering and quality control. Furthermore, Matsushita increased communication and collaboration between corporate R&D centers and divisional technology divisions across various product areas. This strategic approach has enabled Matsushita to launch several “product firsts” onto the market while at the same time forming the base for the creation of new growth businesses. The Company has also worked on the expansion of its global R&D networks, establishing a number of R&D centers in North America, Europe and Asia. A new R&D facility was also established in China for the development of digital network-related technology.

D.	Trend Information

As previously mentioned, during the second half of fiscal 2001, slowdowns in the growth of the U.S. economy became apparent, and are currently having negative effects on Asian and European economies. At the same time, sharp setbacks occurred in the global IT industry, affecting, in particular, PCs and cellular phones. Meanwhile, growing uncertainty has also been mounting about the outlook for the Japanese economy, as it took a negative turn, posting a minus 0.8% growth rate year-on-year in real GDP during the three months from January to March 2001, according to a government’s flash report.

These conditions had negative effects on Matsushita’s business operations over the most recent several months. Within the major product categories, negative effects are being felt in cellular phones and PC-related products, as well as components and devices and FA equipment. Specifically, components and devices and FA equipment are suffering from substantially reduced orders from the global IT industry, high inventories and declining prices, along with increased depreciation costs from increased capital investment in the previous fiscal year.

The consumer products area is also suffering, due to the negative effects of slow consumer spending and a reverse effect of temporary advance consumer purchases prior to the enactment in April 2001 of a new home appliance recycling law in Japan, as well as weak overseas demand reflecting the U.S. and other regions’ economic slowdowns.

These severe conditions have caused decreases in Matsushita’s sales in a number of product areas, with significant negative impact on earnings in recent months. For fiscal 2002, the Company currently foresees possible pretax and net losses for the first quarter, with a severe earnings environment continuing through the first half of the year.

As part of the Company’s efforts to counter the effects of the above mentioned severe conditions, Matsushita is considering the implementation, during fiscal 2002, of an early retirement program in the parent company and several domestic subsidiaries, following a similar program implemented in certain domestic subsidiaries in fiscal 2001. Although details have not been solidified, the program would include one-time special retirement allowances for employees who choose early retirement. At this point, the Company is unable to estimate the total amount of such allowances, since the amount depends on the number and seniority of employees who apply to the program.

Meanwhile, after several months of preparatory work, Matsushita implemented the Value Creation 21 plan, which aims at transforming Matsushita into a company that meets the needs of the 21st century through structural reforms and new growth strategies with emphasis on enhancing growth potential, profitability and capital efficiency.

As part of the planned reforms, Matsushita reorganized, in April 2001, its domestic consumer sales and distribution structure with the aim of creating a new simplified and efficient sales organization that can quickly respond to market changes.

Matsushita is also taking several other bold steps to reform its organizational structure. While the corporate headquarters organization has been made leaner for delegation of more authority to the operational fronts, several divisional companies and subsidiaries have combined two or more product divisions into larger-scale groups as necessary, along with the establishment of several “manufacturing centers” beyond the traditional divisional borders to achieve optimum operational efficiency and resource allocation. A number of personnel-related reforms, including those mentioned earlier, aim at optimum utilization of human resources and the reduction of fixed costs.

The evolution of a digital networking society presents Matsushita with significant business opportunities. Responding to this, the Company, in its Value Creation 21 plan, has centered its growth strategy on the creation of home networking and mobile networking environments, setting the five areas of expected growth: digital broadcasting systems, mobile communications, semiconductors, data storage devices and display devices. At the same time, Matsushita is also focusing resources on the development of new service-oriented businesses, such as systems solutions and e-Net business, over the next several years.

The Company currently expects that some positive effects of the Value Creation 21 plan will begin to arise later in the current fiscal year. At present, the recovery period of the external environment cannot be predicted.

E.	New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” In June 2000, FASB also issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133.” Both Statements establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. SFAS No. 133 and SFAS No. 138 are applicable for the fiscal year beginning April 1, 2001. The cumulative effect adjustment upon the adoption of SFAS No. 133 and SFAS No. 138 was not significant.

F.	Information by Segment

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

Information by segment for fiscal 2001 and 2000 is shown in the tables below:

By Business Segment:

	Yen (billions)

	2001	2000

Sales:

Consumer products:

Customers	3,072	3,012

Intersegment	4	7

Total	3,076	3,019

Industrial products:

Customers	2,992	2,757

Intersegment	7	9

Total	2,999	2,766

Components:

Customers	1,618	1,530

Intersegment	860	828

Total	2,478	2,358

Eliminations	(871)	(844)

Consolidated total	7,682	7,299

Operating profit (net sales less cost of sales and selling, general and administrative expenses):

Consumer products	40	34

Industrial products	136	130

Components	89	66

Corporate and eliminations	(77)	(71)

Consolidated total	188	159

Identifiable assets:

Consumer products	2,247	2,221

Industrial products	1,973	1,942

Components	1,961	1,681

Corporate and eliminations	1,975	1,843

Consolidated total	8,156	7,687

Depreciation (including intangibles other than goodwill)*:

Consumer products	68	76

Industrial products	85	86

Components	190	177

Corporate and eliminations	10	10

Consolidated total	353	349

Capital investment (including intangibles other than goodwill)*:

Consumer products	82	72

Industrial products	98	92

Components	337	179

Corporate and eliminations	14	12

Consolidated total	531	355

*	Intangibles mainly represent patents, software and rights to public facilities.

By Geographical Location of Companies:

	Yen (billions)

	2001	2000

Sales:

Japan:

Customers	4,982	4,706

Intersegment	1,205	1,058

Total	6,187	5,764

North and South America:

Customers	1,149	1,084

Intersegment	30	31

Total	1,179	1,115

Europe:

Customers	623	670

Intersegment	31	26

Total	654	696

Asia and Others:

Customers	928	839

Intersegment	580	462

Total	1,508	1,301

Eliminations	(1,846)	(1,577)

Consolidated total	7,682	7,299

Operating profit (net sales less cost of sales and selling, general and administrative expenses):

Japan	214	166

North and South America	11	15

Europe	(6)	(2)

Asia and Others	44	44

Corporate and eliminations	(75)	(64)

Consolidated total	188	159

Identifiable assets:

Japan	4,687	4,633

North and South America	546	479

Europe	345	292

Asia and Others	749	639

Corporate and eliminations	1,829	1,644

Consolidated total	8,156	7,687

Notes:	1.	Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

	2.	Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

	3.	Beginning in fiscal 2001, the Company adopted SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and accordingly, prior year figures have been restated to reflect this change.

Item 6.    Directors, Senior Management and Employees

A.	Directors and Senior Management

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

The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, methods of examination by the Corporate Auditors of the Company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

The Corporate Auditors may not at the same time be Directors, managers or employees of the Company.

Set forth below are the names of Directors and Corporate Auditors after the ordinary general meeting of shareholders held on June 28, 2001, their dates of birth, positions and responsibilities with Matsushita Electric Industrial Co., Ltd., and their brief personal records.

Name	Position, responsibilities and brief personal record

(Date of birth)

Yoichi Morishita	Chairman of the Board of Directors – since June 2000

(Jun. 23, 1934)	-1987 Director of the Company;

-1992 Executive Vice President and Director of the Company;

-1993 President and Director of the Company.

Name	Position, responsibilities and brief personal record

(Date of birth)

Masayuki Matsushita	Vice Chairman of the Board of Directors – since June 2000

(Oct. 16, 1945)	-1986 Director of the Company;

-1992 Senior Managing Director of the Company;

-1996 Executive Vice President and Director of the Company.

Kunio Nakamura	President and Director – since June 2000

(Jul. 5, 1939)	-1993 Director of the Company, and Director of Corporate Management Division for the Americas;

-1996 Managing Director of the Company;

-1997 Senior Managing Director of the Company, and President of AVC Company.

Kazuhiko Sugiyama	Executive Vice President and Director – since June 1996

(Jan. 19, 1937)	Tokyo Representative, and in charge of Systems Sales, Electrical Supplies Sales and Advertising.

-1989 Director of the Company (resigned in June 1993);

-1993 President of Matsushita Electronics Corporation.

Atsushi Murayama	Executive Vice President and Director – since June 2000

(Mar. 29, 1938)	In charge of Planning, Personnel and General Affairs.

-1995 Director of the Company;

-1998 Senior Managing Director of the Company.

Takashi Kawada	Executive Vice President and Director – since June 2001

(Mar. 13, 1937)	In charge of Communications and Automotive Electronics Business.

-1989 Director of Matsushita Communication Industrial Co., Ltd. (MCI);

-1993 President of MCI.

Kazuo Toda	Senior Managing Director – since June 1999

(Feb. 13, 1941)	President of AVC Company, Director of Corporate Marketing Division for Panasonic Brand, and in charge of Storage Device Business.

-1994 Director of the Company, and in charge of Home Appliance Business;

-1997 President of Home Appliance & Housing Electronics Company.

Osamu Tanaka	Senior Managing Director – since June 1999

(Nov. 1, 1940)
In charge of Corporate Consumer Products Distribution Division, Commodity Sales, Housing Equipment Sales, Logistics, Corporate CS Division, Corporate Credit Sales Division, Recycling Business Promotion, and Public and Private Institutions.

-1995 Director of the Company, and Director of Corporate Consumer Sales Division;

-1997 Managing Director of the Company.

Name	Position, responsibilities and brief personal record

(Date of birth)

Sukeichi Miki	Senior Managing Director – since June 2001

(Feb. 5, 1940)	In charge of Technology, Quality, Environment, Intellectual Property, and Overseas Research Laboratories.

-1997 Director of the Company, and in charge of multimedia technology;

-1999 Managing Director of the Company, and in charge of Technology.

Yukio Shohtoku	Managing Director – since June 1999

(Nov. 8, 1939)	In charge of Overseas Operations.

-1993 Associate Director of Corporate Management Division for Asia, Oceania and the Middle East;

-1994 Director of the Company, and Director of Corporate Management Division for China.

Takami Sano	Managing Director – since June 2000

(Apr. 2, 1943)	In charge of Industrial Sales, Semiconductor Sales, Factory Automation Sales, and Automotive Electronics Sales.

Director of Corporate Industrial Marketing & Sales Division.

-1992 Director of Matsushita Battery Industrial Co., Ltd.;

-1998 Director of the Company, and Director of Corporate Industrial Sales Division.

Susumu Koike	Managing Director – since June 2000

(Nov. 15, 1945)	President of Semiconductor Company.

-1993 Director of Matsushita Electronics Corporation;

-1998 Director of the Company, and in charge of Semiconductor Technology.

Fumio Ohtsubo	Managing Director – since June 2000

(Sep. 5, 1945)	Senior Vice President of AVC Company, and Business Group Executive of AVC Network Business Group.

-1998 Director of the Company, and Vice President of AVC Company.

Haruo Ueno	Managing Director – since June 2001

(Nov. 9, 1940)	Director of Corporate Legal Affairs Division.

-1965 Joined the National Police Agency (NPA);

-1994 Joined the Company as Advisor;

-1998 Director of the Company, and Director of Corporate Legal Affairs Division.

Hidetsugu Otsuru	Managing Director – since June 2001

(Aug. 20, 1943)	President of Display Device Company.

-1998 Director of the Company, and in charge of Corporate Quality Administration Division and Purchasing Administration Department;

-1999 President of Matsushita Electronics Corporation.

Name	Position, responsibilities and brief personal record

(Date of birth)

Yoshiaki Kushiki	Managing Director – since June 2001

(Jan. 17, 1946)	In charge of Multimedia Technology.

Director of Multimedia Development Center, and Director of

Corporate Software Development Division.

-1997 Director of Multimedia Development Center;

-1999 Director of the Company, and in charge of multimedia technology.

Josei Ito	Director – since June 1994

(May 25, 1929)	(Chairman of the Board of Nippon Life Insurance Co.)

-1989 President of Nippon Life Insurance Co.;

-1997 Chairman of the Board of Nippon Life Insurance Co.

Toshio Morikawa	Director – since June 2000

(Mar. 3, 1933)	(Executive Advisor of Sumitomo Mitsui Banking Corporation)

-1997 Chairman of the Board of The Sumitomo Bank, Ltd.;

-2001 Executive Advisor of Sumitomo Mitsui Banking Corporation.

Hiroaki Enomoto	Director – since June 1996

(Nov. 3, 1942)	Director of Tokyo Branch, and in charge of Public and Private Institutions.

-1965 Joined the Ministry of International Trade & Industry (MITI);

-1995 Joined the Company as Corporate Advisor;

-1998 Director of Tokyo Branch office, and in charge of Public and Private Institutions.

Toshio Sugiura	Director – since June 1997

(Sep. 20, 1941)	Director of Corporate Management Division for China.

-1995 President of Matsushita Electric Co., (Malaysia) Bhd.;

-1997 President of Air-conditioner Company.

Toru Ishida	Director – since June 1999

(Mar. 21, 1944)	In charge of Device Technology, Environmental Technology.

Director of Devices Development Center, and in charge of Production Engineering, Recycling Process Systems Business, Corporate Environmental Solutions Division.

-1995 Director of Device Engineering Development Center.

Tameshige Hirata	Director – since June 1999

(Jan. 11, 1946)	Director of Corporate Systems Sales Division.

-1998 Director of Corporate Public Systems Sales Division;

-1999 Director of Systems Solutions Division.

Tetsuya Kawakami	Director – since June 2000

(Dec. 7, 1941)	In charge of Finance and Accounting.

-1996 General Manager of Corporate Accounting Department.

Name	Position, responsibilities and brief personal record

(Date of birth)

Hideaki Iwatani	Director – since June 2000

(Jul. 21, 1945)	Director of Corporate Management Division for the Americas.

-1996 President of Panasonic Consumer Electronics Company in Matsushita Electric Corporation of America.

Yoshitaka Hayashi	Director – since June 2000

(Jun. 7, 1946)	President of Home Appliance & Housing Electronics Company, Director of Corporate Marketing Division for National Brand, and in charge of Healthcare & Medical Business Center.

-1999 Vice President of Home Appliance & Housing Electronics Company.

Toshihiro Sakamoto	Director – since June 2000

(Oct. 27, 1946)	Senior Vice President of AVC Company, Business Group Executive of Visual Network Products Business Group.

-1998 President of Matsushita Electric (Taiwan) Co., Ltd.

Masaki Akiyama	Director – since June 2001

(Jun. 29, 1943)	Director of Corporate Systems Solutions Division.

-1994 Director of Matsushita Communication Industrial Co., Ltd. (MCI);

-1998 Senior Managing Director of MCI.

Yoichiro Maekawa	Director – since June 2001

(Jan. 6, 1944)	Director of Corporate e-Net Business Division.

-1997 General Manager of Corporate Planning Office.

Tomikazu Ise	Director – since June 2001

(Dec. 23, 1946)	Director of Corporate Management Division for Europe.

-1998 President of Panasonic Deutschland GmbH;

-1999 President of Panasonic Marketing Europe GmbH.

Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor –

(Sep. 17, 1912)	since June 2000

-1947 Director of the Company;

-1961 President and Director of the Company;

-1977 Chairman of the Board of Directors of the Company.

Motoi Matsuda	Senior Corporate Auditor – since June 2000

(Feb. 11, 1937)	-1993 Director of the Company, and in charge of Finance and Accounting;

-1998 Senior Managing Director of the Company.

Yoshitomi Nagaoka	Senior Corporate Auditor – since June 2001

(May 31, 1941)	-1996 Director of the Company, and in charge of AVC technology;

-1997 Vice President of AVC Company, and in charge of Technology.

Name	Position, responsibilities and brief personal record

(Date of birth)

Toshiomi Uragami	Corporate Auditor – since June 2000

(Nov. 4, 1935)	(Executive Advisor, Sumitomo Life Insurance Co. (effective July 3, 2001))

-1997 Chairman of the Board of Sumitomo Life Insurance Co.

Kiyosuke Imai	Corporate Auditor – since June 2000

(Nov. 14, 1934)	(Chairman of the Board of Matsushita Electric Works, Ltd.)

-2000 Chairman of the Board of Matsushita Electric Works, Ltd.

There are no family relationships between any Director or Corporate Auditor and any other Director or Corporate Auditor of the Company except as described below:

Masayuki Matsushita, Vice Chairman of the Board of Directors is the son of Masaharu Matsushita, Honorary Chairman of the Board of Directors and Executive Advisor.

B.	Compensation

The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 2001 to all Directors and Corporate Auditors as a group (44 persons) for services in all capacities was 1,255 million yen.

In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to approval of the general meeting of shareholders. Retirement allowances provided for Directors and Corporate Auditors for fiscal 2001 amounted to 619 million yen.

For details of the Company’s stock option plan for Board members and select senior executives, see Section E of this Item 6.

C.	Board Practices

See Section A of this Item 6.

D.	Employees

Following table lists the number of consolidated full-time employees of the Company as of March 31, 2001, 2000 and 1999:

	2001	2000	1999

Employees:

Domestic	143,162	146,675	148,524

Overseas	149,628	143,773	133,629

Total	292,790	290,448	282,153

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

For a quarter century, Matsushita has experienced no major labor strikes or disputes. The Company considers its labor relations to be excellent.

E.	Share Ownership

Share ownership of all the persons listed in above A is less than one percent of the class. The total number of the Company’s voting securities beneficially owned by the Directors and Corporate Auditors as a group as of March 31, 2001 is as follows:

	Identity of person	Number of
Title of class	or group	shares owned	Percentage of class

Common Stock	Directors and Corporate Auditors — 32 persons	17,375,234 shares	0.83%

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

In May 1998, the Board of Directors decided to implement the Company’s first stock option plan for Board members and select senior executives, and to purchase the Company’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Upon approval at the ordinary general meeting of shareholders held in June 1998 and subsequent Board of Directors’ resolutions, stock options (rights to purchase common shares) were provided to the then 32 Directors on the Board and four select senior executives in amounts ranging from 2,000 to 10,000 common shares each, exercisable from July 1, 2000 to June 30, 2004, at an exercise price of 2,291 yen per share, which was calculated by a formula approved by shareholders at the said annual shareholders meeting. To cover these options the Company in early July 1998 purchased on the Tokyo Stock Exchange (TSE) a total of 113,000 common shares with an aggregate purchase price of approximately 252 million yen.

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

In June 2000, another stock option plan for Board members and select senior executives was approved at the ordinary general meeting of shareholders. The then 28 Directors on the Board and five select senior executives were granted stock options ranging from 2,000 to 10,000 shares each, at a price of 2,815 yen per common share, exercisable from July 1, 2002 through June 30, 2006. For the stock option plan, the Company in early July 2000 purchased on the TSE a total of 109,000 common shares with an aggregate purchase price of approximately 306 million yen.

In June 2001, another stock option plan for Board members and select senior executives was approved at the ordinary general meeting of shareholders. The current 30 Directors on the Board and nine select senior executives were granted stock options ranging from 2,000 to 10,000 shares each, at a price of 2,163 yen per common share, exercisable from July 1, 2003 through June 30, 2007. For the stock option plan, the Company in early July 2001 purchased on the TSE a total of 128,000 common shares with an aggregate purchase price of approximately 250 million yen.

Item 7.    Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, no shareholders beneficially own more than five percent of the Company’s Common Stock, which is the only class of stock it has issued. The ten major shareholders of record and their share holdings as of the end of the last fiscal year are as follows:

	Share ownership	Percentage of total
Name	(in thousands of shares)	issued shares

The Sumitomo Bank, Ltd.	97,648	4.69%

Japan Trustee Services Bank, Ltd. (trust account)	96,026	4.61

Nippon Life Insurance Co.	82,188	3.95

Sumitomo Life Insurance Co.	76,764	3.69

Matsushita Investment & Development Co., Ltd.	55,129	2.65

The Mitsubishi Trust and Banking Co. (trust account)	53,885	2.59

Moxley & Co.	42,085	2.02

The Asahi Bank, Ltd.	41,704	2.00

The Sumitomo Marine & Fire Insurance Co.	36,445	1.75

State Street Bank & Trust Co.	31,717	1.52

Note:	On April 1, 2001, The Sumitomo Bank, Ltd. merged with The Sakura Bank, Ltd. and became Sumitomo Mitsui Banking Corporation. Sumitomo Mitsui Banking Corporation does not beneficially own more than five percent of the Company’s Common Stock as of April 1, 2001.

A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and ‘(“Unit” share system) — Voting rights of a holder of shares representing less than one unit’ below. After effectiveness of the 2001 Amendments to the Commercial Code, so long as the Company continues to maintain the unit share system thereunder, a shareholder will be entitled to one voting right for each unit of shares that he/she holds under the unit share system. See ‘(New “unit” share system) — Voting rights under the new unit share system.’ Except as otherwise provided by law or by the Company’s Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing.

The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of the stated capital, the removal of a Director or a Corporate Auditor, dissolution, merger or consolidation of the Company requiring shareholders resolutions, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, share exchange or share transfer requiring shareholders resolutions for the purpose of establishing 100% parent-subsidiary relationships, any offering of new shares at a “specially favorable” price (or any offering of convertible bonds or debentures with “specially favorable” conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with “specially favorable” conditions) to persons other than shareholders, or granting to Directors and/or employees rights to subscribe for new shares if the Articles of Incorporation so permit, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the “special shareholders resolution”).

(2)	As of March 31, 2001, approximately 8.84% of the Company’s Common Stock was owned by 247 United States shareholders of record including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 2.02% of the total Common Stock.

(3)	Matsushita is not, directly or indirectly, owned or controlled by other corporations or by the Japanese government or any foreign government.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

B.	Related Party Transactions

None

C.	Interests of Experts and Counsel

Not applicable

Item 8.    Financial Information

A.	Consolidated Statements and Other Financial Information

(1)	Consolidated Statements

Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements (see Item 17).

Finished goods and materials sent out of Japan are mainly bound for consolidated subsidiaries of the Matsushita Group, and are not, therefore, recorded as exports on a consolidated basis. For this reason, the proportion of exports to total net sales is not significant.

(2)	Legal Proceedings

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

Matsushita is a co-defendant in a class-action lawsuit relating to the acquisition of MCA in 1990. Certain former stockholders of MCA who tendered their shares to Matsushita in such acquisition brought actions in the United States District Court for the Central District of California claiming, in part, that the Company violated Securities and Exchange Commission Rule 14d-10 by treating the then chairman and chief executive officer of MCA differently than other MCA stockholders in such acquisition. The district court denied plaintiffs’ motion for summary judgment and subsequently granted Matsushita’s motion for summary judgment in 1992. The United States Court of Appeals, Ninth Circuit, reversed, in part, finding that the Company violated Rule 14d-10 and remanded for further proceedings to determine damages. The Company has filed a petition for a writ of certiorari with the United States Supreme Court. In February 1996, the Court reversed, finding that the separate class-action settlement judgment rendered by the Delaware Supreme Court is entitled to full faith and credit even though it released claims within the exclusive jurisdiction of the federal courts, and remanded for proceedings consistent with the Court’s opinion. In October 1997, the Ninth Circuit further reversed, holding that it should withhold full faith and credit from the Delaware judgment, because, as a matter of law, plaintiffs were not adequately represented in Delaware. The Ninth Circuit reheard the case and, in June 1999, withdrew its 1997 opinion and affirmed the district court’s 1992 decision dismissing the action. In November 1999, the United States Supreme Court denied plaintiffs’ petition for a writ of certiorari. In December 1999, the Ninth Circuit issued its decision and mandate affirming the district court’s 1992 decision. On July 20, 2000, the Ninth Circuit issued an order clarifying that its decision and mandate does not purport to terminate the federal actions involving those former MCA shareholders who opted out of the Delaware settlement. Subsequently, one of the shareholders settled with the Matsushita defendants and one action was dismissed by the district court as untimely filed. Currently, trial is scheduled to commence on September 11, 2001 in the remaining actions, and an appeal is pending in the Ninth Circuit with respect to the dismissal of the above-mentioned action.

On December 13, 1999, certain plaintiffs moved to intervene in the above-referenced action in order to vacate the final settlement-judgment entered by the Delaware Court of Chancery on February 22, 1993 and affirmed by the Delaware Supreme Court on September 21, 1993. On August 4, 2000, the Delaware Court of Chancery denied the motions to intervene and vacate the final settlement-judgment. On September 13, 2000, the plaintiffs filed a Notice of Appeal with the Delaware Supreme Court. Briefing on the appeal by the plaintiffs is complete and oral argument before the Delaware Supreme Court sitting en banc has been scheduled for July 24, 2001.

Management is of the opinion that, based on the information currently available, any outcome of these actions against Matsushita will not have a material adverse effect on Matsushita’s operations or financial position.

There are a number of other legal actions and administrative investigations against the Company and subsidiaries. Management is of the opinion that damages, based on the information currently available, if any, resulting from these actions will not have a material effect on Matsushita’s results of operations or financial position.

(3)	Dividend Policy

Maximizing benefit for shareholders has always been one of the fundamental policies of the Company. Consistent with this policy, Matsushita has distributed regular dividends to its shareholders on a periodic basis. The Company has also increased dividends or instituted stock splits on certain commemorative occasions of the Company.

At the ordinary general meeting of shareholders held on June 28, 2001, a year-end cash dividend per share of Matsushita Electric Industrial Co., Ltd. was approved at the rate of 6.25 yen. The Company had already paid an interim dividend of 6.25 yen per share to each shareholder; accordingly the annual cash dividend per share was 12.50 yen.

Matsushita plans to utilize retained earnings for future business growth and to strengthen the corporate management structure.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer and Listing

A.	Offer and Listing Details

The primary market for the Company’s Common Stock is the Tokyo Stock Exchange (TSE). The Common Stock is traded on the First Section of the TSE and is also listed on four other stock exchanges in Japan. In addition, the Company’s Common Stock is listed on the Amsterdam Stock Exchange in the form of original Common Stock, on the Frankfurt Stock Exchange and Duesseldorf Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate and on the Paris Stock Exchange in the form of original Common Stock of the Company. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on and traded in the New York Stock Exchange (NYSE) and the Pacific Exchange in the form of American Depositary Receipts (ADRs). There may from time to time be a differential between the Common Stock’s price on exchanges outside the United States and the market price of ADSs in the United States. The majority of Matsushita stock traded outside of Japan is traded on the NYSE.

ADRs were originally issued pursuant to a Deposit Agreement dated as of April 28, 1970, as amended from time to time (Deposit Agreement), among the Company, Morgan Guaranty Trust Company of New York as Depositary (Depositary), and the holders of ADRs. Effective December 11, 2000, Matsushita again revised its ADR Deposit Agreement and executed a 10:1 ADS ratio change. As a result, one ADS now represents one share of Common Stock. ADRs evidence ADSs deposited under the Deposit Agreement with Sumitomo Mitsui Banking Corporation, as agent of the Depositary, or successor(s) to such agent(s).

The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s Common Stock on the TSE, and the reported high and low sales composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange

	Price per Share of		Price per American
	Common Stock (yen)		Depositary Share (dollars)*

Fiscal Year ended March 31	High	Low	High	Low

1997	2,070	1,670	18.75	14.33

1998	2,520	1,750	21.00	13.59

1999	2,375	1,640	19.34	13.00

2000	3,320	2,050	30.30	17.48

2001	3,190	1,932	29.90	16.30

	Tokyo Stock Exchange		New York Stock Exchange

	Price per Share of		Price per American
	Common Stock (yen)		Depositary Share (dollars)*

Fiscal Year ended March 31	High	Low	High	Low

2000

1st quarter	2,520	2,135	20.50	17.48

2nd quarter	2,980	2,050	23.70	19.87

3rd quarter	2,915	2,050	28.91	19.33

4th quarter	3,320	2,640	30.30	25.00

2001

1st quarter	3,070	2,410	28.99	22.80

2nd quarter	2,995	2,660	28.05	25.10

3rd quarter	3,190	2,430	29.90	22.63

4th quarter	2,800	1,932	24.81	16.30

2002

1st quarter	2,360	1,901	19.15	15.60

Most recent 6 months	High	Low	High	Low

January, 2001	2,800	2,550	24.81	22.06

February, 2001	2,625	2,155	22.65	18.50

March, 2001	2,350	1,932	19.30	16.30

April, 2001	2,360	2,025	18.95	16.50

May, 2001	2,340	2,010	19.15	16.95

June, 2001	2,230	1,901	18.15	15.60

*	The prices of American Depositary Shares are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points. The prices of ADSs, prior to the December 11, 2000 ADS ratio change, have been restated on the current basis that each ADS represents one share of Common Stock.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10. Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyou tokibo) maintained by the Moriguchi Branch Office of the Osaka Legal Affairs Bureau and several other registry offices of the Ministry of Justice.

Objects and Purposes

Article 3 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following business activities: manufacture and sale of electric machinery and equipment, communication and electronic equipment, lighting equipment, gas, kerosene and kitchen equipment, machinery and equipment for building and housing, office and transportation, medical, health and hygienic equipment, apparatus and material, optical and precision machinery and equipment, batteries, battery-operated products, carbon and manganese and other chemical and metal products, air conditioning and anti-pollution equipment, industrial machinery and equipment, and other machinery and equipment; engineering and installation of machinery and equipment related to any of the preceding items, engineering and performance of and contracting for other construction work; production and sale of software; sale of iron and steel, nonferrous metals, minerals, oil, gas, ceramics, paper, pulp, rubber, leather, fiber and their products, foods, beverages, liquor and other alcoholics, agricultural, livestock, dairy and marine products, animal feed and their raw materials; manufacture and sale of drugs, quasi-drugs, cosmetics, fertilizer, poisonous and deleterious substance and other chemical products; sale of woods and other construction materials and general merchandise; motion picture and musical entertainment business and promotion of sporting events; export and import of products, materials and software mentioned above; providing repaid and maintenance services for the products, goods and software mentioned above for itself and on behalf of others; provisions of information and communication services, and broadcasting business; business related to publishing, printing, freight, forwarding, security, maintenance of buildings, dispatch of workers, general leasing, financing, non-life insurance agency and buying, selling maintaining and leasing of real estate; investment in various businesses; accepting commission for investigations, research, development and consulting related to any of the preceding items, and all other businesses incidental or related to any of the preceding items.

Directors

Under the Commercial Code, each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The total amounts of remuneration to Directors and that to Corporate Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the Board of Directors and the Board of Corporate Auditors respectively determine the compensation to each Director and Corporate Auditor.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to the Director’s or Corporate Auditor’s power to vote in connection with their compensation; the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirement to hold any shares of capital stock of the Company. The Commercial Code specifically requires the resolution of the Board of Directors for a corporation to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as corporate executive officers; and to establish, change or abolish material corporate organization such as a branch office. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company to borrow a large amount of money or to give a guarantee in a large amount. There is no written rule as to what constitutes a “large” amount in these contexts. However, it has been the general practice of the Company’s Board of Directors to adopt a resolution for a borrowing or guaranteeing in an amount not less than 10 billion yen or its equivalent.

Common Stock

Set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation. The discussion of the Commercial Code below reflects certain amendments to the Commercial Code (the “2001 Amendments”) that were promulgated on June 29, 2001, and which will come into force not later than six months from their promulgation (the “effectiveness of the 2001 Amendments”).

(Authorized capital)

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is four billion nine hundred and fifty million (4,950,000,000) shares.

Under the Company’s Articles of Incorporation, currently in effect, only shares of Common Stock are issuable and 2,079,572,737 shares of Common Stock with a par value of 50 yen per share were issued and outstanding as of March 31, 2001. The 2001 Amendments eliminate the concept of “par value” of shares of capital stock. Thus, after the effectiveness of the 2001 Amendments, all shares of capital stock of the Company will have no par value.

(Dividends)

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June of each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record at the end of each September 30, without shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the amount of legal reserve (after the effectiveness of the 2001 Amendments, the aggregate amount of additional paid-in capital and legal reserve) is one-quarter of its stated capital. Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;
(ii)	its additional paid-in capital;
(iii)	its accumulated legal reserve;
(iv)	the legal reserve to be set aside in respect of the fiscal period concerned;
(v)	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above;
(vi)	if the Company has on its balance sheet a number of shares of its capital stock which it has acquired for the purpose of transferring the same to its Directors and/or employees but such shares are yet to be so transferred, the book value of such shares; and
(vii)	if certain assets of the Company are stated at market value pursuant to the provisions of the Commercial Code, the aggregate amount of the difference between their market value and acquisition cost.

In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company’s accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vii) above. In addition, if the Company’s shareholders have adopted a resolution for its purchase of shares of its Common Stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of retiring the same with retained earnings, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends. (After the effectiveness of the 2001 Amendments, item (vi) above will be eliminated.)

In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

Under its Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of 3 years after the date on which they first became payable.

(General meeting of shareholders)

The ordinary general meeting of shareholders to settle accounts of the Company for each fiscal year is normally held in June in each year in Kadoma-shi, Osaka, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least 2 weeks advance notice to shareholders.

Notice of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least 2 weeks prior to the date set for the meeting.

Any shareholder holding at least 300 units of shares (see ‘(“Unit” share system)’ below) or 1 percent of the total number of outstanding shares (after the effectiveness of the 2001 Amendments, 300 voting rights or 1 percent of the total voting rights) for 6 months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least 6 weeks prior to the date set for such meeting.

(Voting rights)

A shareholder is entitled to one vote per share (after the effectiveness of the 2001 Amendments, if the Company provides or is deemed to provide in its Articles of Incorporation for the unit of shares under the new unit share system (see ‘(New “unit” share system)’ below), one vote per unit) subject to the limitations on voting rights set forth in the following paragraph and ‘(“Unit” share system) – Voting rights of a holder of shares representing less than one unit’ below. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights (after the effectiveness of the 2001 Amendments, a majority of the voting rights) represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights (after the effectiveness of the 2001 Amendments, one-third of the total voting rights). The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing.

The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100 percent parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders resolution, any offering of new shares at a “specially favorable” price (or any offering of convertible bonds or bonds with warrants to subscribe for new shares of capital stock at a “specially favorable” conversion or exercise conditions) to any persons other than shareholders or granting to Directors and/or employees rights to subscribe for new shares if the Articles of Incorporation so permit, the quorum shall be a majority of the total number of shares having voting rights outstanding (after the effectiveness of the 2001 Amendments, a majority of the total voting rights) and the approval of the holders of at least two-thirds of the shares having voting rights (after the effectiveness of the 2001 Amendments, two-thirds of the voting rights) represented at the meeting is required (the “special shareholders resolutions”); provided that upon effectiveness of the 2001 Amendments to the Commercial Code of Japan, any amendment to the Articles of Incorporation reducing the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, as set forth in ‘(New “unit” share system) —Voting rights under the new unit share system.’

(Subscription rights)

Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “(Voting rights)” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than 2 weeks prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiration thereof at least 2 weeks prior to the date on which such rights expire.

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

The Commercial Code permits a company to provide in its articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. The Articles of Incorporation of the Company do not have such a provision.

(Liquidation rights)

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective number of shares of Common Stock held.

(Record date)

March 31 is the record date for the Company’s year-end dividends. The shareholders and beneficial shareholders who are registered as the holders of 1,000 shares or more (after the effectiveness of the 2001 Amendments, insofar as the Company provides or is deemed to provide in its Articles of Incorporation for the unit of shares under the new unit share system, the number of shares constituting one unit or more) in the Company’s registers of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least 2 weeks prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

(Repurchase by the Company of its Common Stock)

Except as otherwise permitted by the Commercial Code or the Law of Special Measures to the Commercial Code Concerning Retirement of Shares (the “Special Retirement Law”, which will be abolished upon the effectiveness of the 2001 Amendments) as set out below, the Company or any of its subsidiaries cannot acquire the Company’s Common Stock except by means of a reduction of capital in the manner prescribed by the Commercial Code.

The Company may acquire shares of its Common Stock in response to a shareholder’s request for purchase of his/her shares representing less than one unit. See ‘(“Unit” share system) – Right of a holder of shares representing less than one unit to require the Company to purchase such shares’ and ‘(New “unit” share system) – Repurchase by the Company of shares constituting less than a full unit’ below. Shares so purchased must, until the effectiveness of the 2001 Amendments, be sold or otherwise transferred to a third party within a reasonable period thereafter.

Under the Commercial Code and the Special Retirement Law, the Company may acquire shares of its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting of shareholders (if the Articles of Incorporation provide that the shares may be purchased for the purpose of retirement by a resolution of the Board of Directors if the Board deems it especially necessary to do so in view of general economic conditions, the business and financial condition of the Company and other factors, by the resolution of the Board of Directors):

(i)	for the purpose of transferring the same to its Directors and/or employees if there exists a justifiable reason; and

(ii)	for the purpose of retirement thereof with retained earnings.

Acquisition by the Company of shares of its Common Stock for the purpose of (i) above is subject to, among other things, the following restrictions:

(a)	the sum of the number of shares to be acquired, the number of shares acquired but not yet transferred to its Directors and/or employees and the number of shares subject to the subscription rights granted to its Directors and/employees pursuant to the resolution of the Board of Directors as authorized under the Company’s Articles of Incorporation does not exceed 10 percent of all issued and outstanding shares;

(b)	the total amount of purchase price does not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of retained earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount (if the purchase is made pursuant to the resolution of the Board of Directors as referred to in the parentheses above, one-half of such permitted amount); and

(c)	acquisition shall be made through a stock exchange transaction or by way of tender offer.

Acquisition by the Company of shares of its Common Stock for the purpose of (ii) above is subject to, among other things, the same restrictions as described in (b) and (c) above.

The Company’s Articles of Incorporation provide that it may purchase up to 200,000,000 shares of Common Stock by a resolution of the Board of Directors for the purpose of retiring the same with retained earnings. No such purchase pursuant to a resolution of the Board of Directors may be made after the conclusion of the ordinary general meeting of shareholders for the fiscal year ending immediately after the Board resolution. No Board resolution has been made for this purpose.

The 2001 Amendments permit the Company to effect purchases of shares of its Common Stock pursuant to the above authorization until the conclusion of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2002 and to hold such shares as its treasury shares regardless of the time of any such purchase.

Upon the effectiveness of the 2001 Amendments, the Special Retirement Law will be abolished and the provisions of the Commercial Code with respect to the purchase and holding by a company of its own shares for the purpose of retirement and for transfer to its Directors or employees will be materially amended. Under the 2001 Amendments, in order for the Company to purchase its own shares a resolution of an ordinary general meeting of shareholders is required with respect to (i) the total number of shares and the total acquisition price which the Company may purchase during the period ending the conclusion of the next ordinary general meeting of shareholders, or (ii) if the purchase(s) is/are to be made from a specified person or persons, the identity of such person(s). The total amount of purchase price referred to above cannot exceed the amount which can be distributed as dividends as described under “(Dividends)” above. The shareholders resolution for (ii) above shall be by a special shareholders resolution and any shareholder who received a convocation notice of the general meeting of shareholders where the resolution on item (ii) above is sought may require the Company in writing not later than 5 days prior to the date set for the meeting to include him/her as the seller of his/her shares in the proposed purchase. Any purchase by the Company of its shares pursuant to the shareholders resolutions except in the case of (ii) above should be made either on the stock exchange or by way of tender offer. Shares so purchased may be retired by a resolution of the Board of Directors or held by the Company as treasury shares.

("Unit" share system)

Pursuant to the Commercial Code, currently in effect, the Company has adopted 1,000 shares as one unit of shares.

Transferability of shares representing less than one unit

Certificates for shares representing less than a unit may only be issued in certain limited circumstances. Since the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than a unit for which share certificates have been issued continue to be transferable, but the transfer may be registered in the Company’s register of shareholders only if the transferee is already a registered shareholder (whether in respect of units or of shares representing less than a unit).

Right of a holder of shares representing less than a unit to require the Company to purchase such shares

A holder of shares representing less than a unit may at any time require the Company to purchase such shares at their last reported sale price on the Osaka Securities Exchange on the day when such request is made or, if no sale takes place on the Osaka Securities Exchange on such day, the last reported sale price on the Tokyo Stock Exchange on such day, and if a sale takes place on neither of such exchanges on such day, the price at which the first sale of the shares is effected on the Osaka Securities Exchange thereafter, less applicable brokerage commission.

Other rights of a holder of shares representing less than a unit

A holder of shares representing less than a unit has the following rights in respect of such shares:

(i)	the right to receive dividends (including interim dividends);

(ii)	the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares, a capital decrease, merger or consolidation, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationship or splitting of the Company into two or more companies;

(iii)	the right to be allotted subscription rights with respect to new shares, convertible bonds or bonds with warrants when such rights are granted to shareholders;

(iv)	the right to participate in the distribution of residual assets in the event of the liquidation of the Company; and

(v)	the right to require the Company to issue replacement share certificates for lost, stolen or destroyed share certificates.

All other rights, including voting rights, cannot be exercised with respect to shares representing less than a unit.

Voting rights of a holder of shares representing less than a unit

A holder of shares representing less than a unit cannot exercise any voting rights with respect to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than a unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each unit of such shares, except as stated in “(Voting rights)” above.

(New "unit" share system)

After the effectiveness of the 2001 Amendments, the unit share system described above will be abolished and a new unit share system called “tangen-kabushiki” will be introduced. Whether to adopt the new unit system by providing in its Articles of Incorporation for the number of shares constituting the new unit or not to do so is at the discretion of the Company. However, under the 2001 Amendments, it is deemed that the Company has provided in the Articles of Incorporation 1,000 shares (the same number of shares constituting the present unit) as its new unit of shares and that a provision is also made in the Articles of Incorporation that no share certificate for any number less than a full unit shall be issued. Under the 2001 Amendments, any amendment to the Articles of Incorporation reducing the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution. The number of shares constituting one unit cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

Voting rights under the new unit share system

Under the new unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Share certificates for less than a unit of shares

Under the new unit share system, the Company has an option either to issue share certificates for less than a unit shares or to provide in its Articles of Incorporation not to issue share certificates for less than a unit of shares. As stated above, upon the effectiveness of the 2001 Amendments, the Company is deemed to have provided in the Articles of Incorporation not to issue share certificates for less than a unit of shares. Thus, unless the Company’s Board of Directors takes a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision for not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

Repurchase by the Company of shares constituting less than a full unit

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value.

Effect of the unit share system on holders of ADRs

A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own less than a whole unit. Although, as discussed above, under the unit share system (whether the existing unit share system or the new unit share system) holders of less than a unit have the right to require the Company to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a whole unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Prime Minister within 5 business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of 1 percent or more in any such holding, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of Common Stock of the Company.

There is no provision in the Company’s Articles of Incorporation or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company.

C.	Material Contracts

All contracts concluded by Matsushita during the 2 years preceding the date of this report were entered into in the ordinary course of business.

D.   Exchange Controls

The Japanese Foreign Exchange and Foreign Trade Law, currently in effect (the “Law”), does not affect or restrict the rights of non-residents or foreign corporations to acquire or hold shares of Common Stock of the Company except that in the event of acquisition of shares of Common Stock, unless such acquisition is made through a securities company or other financial institution, the acquiring non-resident or foreign corporation is subject to a post-transaction reporting requirement under the Law. However, the Minister of Finance has the power to impose a licensing requirement in certain acquisitions in extremely limited circumstances. Under the Law, dividends paid on, and the proceeds of sales in Japan of, shares of Common Stock of the Company held by non-residents may in general be converted into any foreign currency and repatriated abroad.

E.   Taxation

The following is a general summary of the major Japanese and U.S. federal tax consequences of the ownership, acquisition and disposition of shares of Common Stock of the Company and of ADRs evidencing ADSs representing shares of Common Stock of the Company by a non-resident of Japan or a non-Japanese corporation which holds those shares or ADSs, and is not purposed to be comprehensive to cover all situations that may be relevant to any particular investors. Holders of shares of Common Stock of the Company or ADSs are strongly urged to consult their tax advisers regarding their tax positions.

For purposes of the Income Tax Convention between the United States and Japan (the “Tax Convention”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a holder that:

(i)	is a resident of the United States for purposes of the Tax Convention,
(ii)	is a citizen of the United States,
(iii)	does not maintain a permanent establishment or fixed base in Japan to which ADRs or shares of Common Stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services), and
(iv)	is not otherwise ineligible for benefits under the Tax Convention with respect to income and gains derived in connection with the ADRs or shares of Common Stock.

Japanese Taxation of Common Stock or ADRs

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20 percent. At the date of this document, Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

Under the Tax Convention, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to eligible U.S. holders generally is limited to 15 percent of the gross amount actually distributed. A non-resident holder who is entitled to a reduced rate of Japanese withholding tax on payment of dividends by the Company is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide this application service. With respect to ADRs, this reduced rate is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within 8 months after the Company’s fiscal year-end). To claim this reduced rate, a non-resident holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident holder who does not submit an application in advance will be entitled to claim a refund of withholding taxes withheld in excess of the rate under an applicable tax treaty from the relevant Japanese tax authority.

Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of shares of Common Stock or ADRs outside Japan or from the sale of shares of Common Stock within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax.

If the Company purchases shares of its Common Stock by way of a tender offer and retire the same with retained earnings available for dividend payment, individual shareholders who sold the shares to the Company in such tender offer who are residents of Japan or non-residents of Japan having a permanent establishment within Japan, if such purchases are made on or before March 31, 2002, will be subject to Japanese taxation applicable to gains realized by individuals from sales of shares – 26 percent separate taxation upon filing tax returns (although up to March 31, 2003, the taxpayers may choose a 1.05 percent withholding tax on the gross sales proceeds). However, this is an interim measure applicable to the period ending March 31, 2002 and after such date, unless the present treatment is extended, a similar treatment as those currently applicable to foreign corporations having a permanent establishment within Japan as discussed in the next sentence will be applicable. If the sellers are foreign corporations having a permanent establishment within Japan, the portion of the proceeds received from the Company corresponding to the excess over the aggregate of the portions attributable to stated capital and additional paid-in capital will be deemed dividends and subject to taxation on dividends and the rest of the net proceeds will be subject to taxation treatment on gains realized from sales of shares. For non-resident individuals having no permanent establishment within Japan, no Japanese income tax will accrue, except in certain exceptional circumstances. For foreign corporations having no permanent establishment within Japan, the portion of the proceeds received from the Company which is deemed dividends as discussed in the third sentence of this paragraph will be subject to withholding income tax (generally 20 percent, subject to applicable income tax treaty provisions); otherwise, except in certain exceptional cases, no further Japanese tax will be imposed.

Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Holders of shares of Common Stock or ADRs should consult their tax advisers regarding the effect of these taxes.

United States Taxation of Common Stock or ADRs

The following is a summary of certain United States federal income tax consequences of the ownership shares of Common Stock or ADRs by a U.S. holder. This summary is based on United States tax laws, including the United States Internal Revenue Code of 1986, as amended, and on the Convention all of which are subject to change possibly with retroactive effect.

Taxation of dividends

Subject to the passive foreign investment company (PFIC) rules discussed below, U.S. holders will include in gross income the gross amount of any dividends received (before reduction for Japanese withholding taxes) to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income. The dividend will not be eligible for the dividends-received deduction allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is includible in the U.S. holder’s income.

Subject to certain limitations, the Japanese tax withheld in accordance with the Convention will be creditable against the U.S. holder’s United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” and “financial services income.”

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of shares of Common Stock or ADRs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis (determined in U.S. dollars) in such shares of Common Stock or ADRs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares of Common Stock or ADRs exceeds 1 year. Any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Transfers of retained earnings and sales of Common Stocks to the Company

A transfer of retained earnings or legal reserve to stated capital is treated as a dividend payment for Japanese tax purposes subject to withholding tax. A sale of shares of Common Stock or ADRs to the Company results in a deemed dividend to the selling shareholders to the extent that the sales price exceeds the aggregate of the stated capital and the capital surplus attributable to the shares sold. Transfers of retained earnings or legal reserves to stated capital and deemed dividends that may result from sales of shares of Common Stock to the Company are not generally taxable events for United States federal income tax purposes and therefore would not give rise to foreign source income and U.S. holders would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such transactions unless they can apply the credit (subject to limitations) against U.S. tax due or other foreign source income in the appropriate category for foreign tax credit purposes.

Passive foreign investment company considerations

The Company believes that shares of Common Stock and ADRs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were to be treated as a PFIC (unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares of Common Stock or ADRs), gain realized on the sale or other disposition of shares of Common Stock or ADRs would in general not be treated as capital gain, and a U.S. holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares of Common Stock or ADRs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

F.   Dividends and Paying Agents

Not applicable

G.   Statement by Experts

Not applicable

H.   Documents on Display

According to the Securities Exchange Act of 1934, as amended, Matsushita is subject to the requirements of informational disclosure. Matsushita files various reports and other information, including this annual report on Form 20-F, to the U.S. Securities and Exchange Commission, the New York Stock Exchange and Pacific Exchange. These reports may be inspected at the following sites.

U.S. Securities and Exchange Commission: 450 Fifth Street, N.W., Washington D.C. 20549

New York Stock Exchange: 20 Broad Street, New York, New York 10005

Pacific Exchange: 301 Pine Street, San Francisco, California 94104

Form 20-F is also available at the Electronic Data Gathering, Analysis, Retrieval system (EDGAR) website which is maintained by the U.S. Securities and Exchange Commission.

U.S. Securities and Exchange Commission Home Page: http://www.sec.gov

I.    Subsidiary Information

Not applicable

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

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

Equity Price Risk

The Company holds available-for-sale securities included in short-term investments and investments and advances. In general, highly-liquid and low risk instruments are preferred in the portfolio. Available-for-sale securities included in investments and advances are held as longer term investments. The Company does not hold marketable securities for trading purposes.

Maturities, costs and fair values of available-for-sale securities were as follows at March 31, 2001 and 2000:

	Yen (millions)

	2001		2000

		Fair		Fair
	Cost	value	Cost	value

Due within one year	11,401	11,421	132,238	132,314

Due after one year through five years	173,167	172,050	113,426	112,517

Due after five years	—	—	2,000	2,000

Equity securities	369,972	533,421	377,069	756,820

	554,540	716,892	624,733	1,003,651

Foreign Exchange Risk

The primary purpose of the Company’s foreign currency hedging activities is to protect against the volatility associated with foreign currency transactions. The Company primarily utilizes forward exchange contracts and options with a duration of less than a few months. The Company also enters into foreign exchange contracts from time to time to hedge the risk of fluctuation in foreign currency exchange rates associated with long-term debt that is denominated in foreign currencies. Foreign exchange contracts related to such long-term debt have the same maturity as the underlying debt.

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar revenues, at March 31, 2001 and 2000. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)

	2001		2000

	Contract	Fair	Contract	Fair
	amount	value	amount	value

Forward:

To sell foreign currencies	350,087	(4,997)	373,417	3,439

To buy foreign currencies	109,523	2,283	82,444	171

Options purchased to sell foreign currencies	16,430	(334)	26,711	119

Options purchased to buy foreign currencies	34,412	1,327	1,260	11

Options written to buy foreign currencies	24,956	(1,483)	24,820	(74)

Options written to sell foreign currencies	40,080	246	4,734	(89)

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Interest rate swaps may be entered into from time to time by the Company to hedge cash flows of interests and fair values of debt. However, interest rate swaps utilized by the Company at March 31, 2001 and 2000 were not material.

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2001 and 2000. The table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

		Yen (millions)

		Carrying amount and maturity date (as of March 31, 2001)

	Average
	interest							There-	Fair
	rate	Total	2002	2003	2004	2005	2006	after	value

Long-term debt, including current portion:

Japanese yen convertible bonds	1.2%	241,934	98,708	16,999	97,744	11,483	17,000		332,641

Straight bonds issued by a subsidiary	1.8%	50,000	5,000		5,000		10,000	30,000	51,535

U.S. dollar unsecured bonds	5.8%	123,785		123,785					126,874

Unsecured yen loans from banks and insurance companies and others	1.2%	393,392	165,229	96,986	72,568	41,241	16,246	1,122	392,648

Subtotal		809,111	268,937	237,770	175,312	52,724	43,246	31,122	903,698

Foreign exchange contracts		1,367		1,367					1,399

Total		810,478	268,937	239,137	175,312	52,724	43,246	31,122	905,097

		Yen (millions)

		Carrying amount and maturity date (as of March 31, 2000)

	Average
	interest							There-	Fair
	rate	Total	2001	2002	2003	2004	2005	after	value

Long-term debt, including current portion:

Japanese yen convertible bonds	1.5%	263,874	21,000	98,893	16,999	98,499	11,483	17,000	446,953

Straight bonds issued by a subsidiary	1.9%	20,000		5,000		5,000		10,000	20,250

U.S. dollar unsecured bonds	5.8%	105,950			105,950				106,086

Unsecured yen loans from banks and insurance companies and others	1.7%	402,978	147,079	128,186	75,027	40,228	11,759	699	402,328

Subtotal		792,802	168,079	232,079	197,976	143,727	23,242	27,699	975,617

Foreign exchange contracts		19,117			19,117				19,106

Total		811,919	168,079	232,079	217,093	143,727	23,242	27,699	994,723

Item 12.   Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

None

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.   [ Reserved ]

Item 16.   [ Reserved ]

PART III

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

In our report dated May 10, 2000, we expressed an opinion that the 2000 and 1999 consolidated financial statements of Matsushita Electric Industrial Co., Ltd. and subsidiaries presented fairly, in all material respects, the financial position, the results of their operations and their cash flows in conformity with accounting principles generally accepted in the United States of America except for the effects of the departure from Statement of Financial Accounting Standards No. 115 in accounting for certain investments in debt and equity securities and except for the omission of the segment information. As described in Note 1(i) of the notes to the consolidated financial statements, Matsushita Electric Industrial Co., Ltd. and subsidiaries have changed their method of accounting for such investments in debt and equity securities and restated their 2000 and 1999 consolidated financial statements to conform with accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the 2000 and 1999 consolidated financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, except for the omission of the segment information discussed in the third paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG

Osaka, Japan April 27, 2001, except as to Note 10, which is as of July 2, 2001

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2001 and 2000

	Yen (millions)

	2001	2000
Assets		(Restated-Note 1(i))

Current assets:

Cash and cash equivalents (Note 7)	848,878	1,116,262

Time deposits (Note 7)	527,145	340,000

Short-term investments (Notes 4 and 15)	11,421	136,883

Trade receivables (Note 7):

Related companies (Note 3)	21,945	20,731

Notes	106,334	92,939

Accounts	1,310,329	1,226,043

Allowance for doubtful receivables	(42,530)	(42,098)

Net trade receivables	1,396,078	1,297,615

Inventories (Notes 2 and 7)	1,047,615	942,205

Other current assets (Note 9)	486,812	417,650

Total current assets	4,317,949	4,250,615

Noncurrent receivables (Note 5)	246,419	268,288

Investments and advances (Notes 4 and 15):

Associated companies (Note 3)	336,221	328,816

Other investments and advances	1,175,116	1,316,614

Total investments and advances	1,511,337	1,645,430

Property, plant and equipment (Note 6):

Land	223,910	220,971

Buildings	1,265,932	1,212,634

Machinery and equipment	3,188,884	3,021,725

Construction in progress	152,126	89,512

	4,830,852	4,544,842

Less accumulated depreciation	3,252,791	3,144,157

Net property, plant and equipment	1,578,061	1,400,685

Other assets (Note 9)	502,522	390,057

	8,156,288	7,955,075

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2001 and 2000

	Yen (millions)

	2001	2000
Liabilities and Stockholders' Equity		(Restated-Note 1(i))

Current liabilities:

Short-term borrowings, including current portion of long-term debt (Notes 7 and 15)	470,965	424,461

Commercial paper	77,494	42,408

Trade payables:

Related companies (Note 3)	18,860	19,094

Notes	73,430	56,724

Accounts	585,433	581,132

Total trade payables	677,723	656,950

Accrued income taxes (Note 9)	55,343	81,964

Accrued payroll	158,697	153,441

Other accrued expenses	663,541	551,426

Deposits and advances from customers	114,179	109,563

Employees’ deposits	153,147	150,109

Other current liabilities	321,698	287,000

Total current liabilities	2,692,787	2,457,322

Noncurrent liabilities:

Long-term debt (Notes 7 and 15)	541,541	643,840

Retirement and severance benefits (Note 8)	558,396	528,878

Other liabilities (Note 9)	23,075	46,292

Total noncurrent liabilities	1,123,012	1,219,010

Minority interests	567,809	594,414

Stockholders’ equity:

Common stock of 50 yen par value (Notes 7 and 10):

Authorized - 4,950,000,000 shares

Issued - 2,079,572,737 shares (2,062,671,309 shares in 2000)	210,994	209,708

Capital surplus (Notes 7 and 10)	621,267	570,964

Legal reserve (Note 10)	88,251	86,553

Retained earnings (Note 10)	2,924,071	2,911,665

Accumulated other comprehensive income (loss) (Notes 4 and 11):

Cumulative translation adjustments	(150,027)	(294,711)

Unrealized holding gains of available-for-sale securities	78,863	200,690

Total accumulated other comprehensive income (loss)	(71,164)	(94,021)

Treasury stock, at cost (Note 10):

295,000 shares (229,000 shares in 2000)	(739)	(540)

Total stockholders’ equity	3,772,680	3,684,329

Commitments and contingent liabilities (Note 16)

	8,156,288	7,955,075

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2001, 2000 and 1999

	Yen (millions)

	2001	2000	1999
			(Restated-Note 1(i))

Revenues:

Net sales:

Related companies (Note 3)	171,756	168,774	204,339

Other	7,509,805	7,130,613	7,435,780

Total net sales	7,681,561	7,299,387	7,640,119

Interest income	43,712	42,949	54,430

Dividends received	12,237	14,674	9,865

Other income (Notes 4 and 13)	54,082	135,746	52,638

Total revenues	7,791,592	7,492,756	7,757,052

Costs and expenses:

Cost of sales (Notes 3 and 13)	5,481,314	5,190,791	5,346,914

Selling, general and administrative expenses (Note 13)	2,011,843	1,949,542	2,099,521

Interest expense	43,538	46,237	62,083

Other deductions (Notes 4, 5, 6 and 13)	154,162	87,581	46,241

Total costs and expenses	7,690,857	7,274,151	7,554,759

Income before income taxes	100,735	218,605	202,293

Provision for income taxes (Note 9):

Current	117,855	178,445	152,303

Deferred	(67,994)	(41,430)	12,076

	49,861	137,015	164,379

Income before minority interests and equity in earnings (losses) of associated companies	50,874	81,590	37,914

Minority interests	22,125	(941)	8,330

Equity in earnings (losses) of associated companies (Note 3)	12,751	17,178	(5,338)

Net income	41,500	99,709	24,246

	Yen

Net income per share of common stock (Note 12):

Basic	19.96	48.35	11.60

Diluted	19.56	46.36	11.58

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2001, 2000 and 1999

	Yen (millions)

	2001	2000	1999
		(Restated-Note 1(i))

Common stock (Notes 10 and 13):

Balance at beginning of year	209,708	209,444	209,416

Conversion of bonds	470	264	28

Stock issued under exchange offering	816	—	—

Balance at end of year	210,994	209,708	209,444

Capital surplus (Notes 10 and 13):

Balance at beginning of year	570,964	567,696	570,628

Conversion of bonds	470	264	28

Stock issued under exchange offering	49,291	—	—

Transfer from retained earnings due to a merger of a subsidiary	1,511	—	—

Transfer of ownership arising on capital transactions by consolidated and associated companies	(969)	3,004	(2,960)

Balance at end of year	621,267	570,964	567,696

Legal reserve (Note 10):

Balance at beginning of year	86,553	86,112	84,039

Transfer from retained earnings	1,698	441	2,073

Balance at end of year	88,251	86,553	86,112

Retained earnings (Note 10):

Balance at beginning of year	2,911,665	2,841,268	2,944,282

Net income	41,500	99,709	24,246

Cash dividends	(25,885)	(28,871)	(26,304)

Transfer to legal reserve	(1,698)	(441)	(2,073)

Transfer to capital surplus due to a merger of a subsidiary	(1,511)	—	—

Retirement of treasury stock	—	—	(98,883)

Balance at end of year	2,924,071	2,911,665	2,841,268

Accumulated other comprehensive income (loss) (Note 11):

Balance at beginning of year	(94,021)	(62,117)	45,317

Other comprehensive income (loss), net of tax	22,857	(31,904)	(107,434)

Balance at end of year	(71,164)	(94,021)	(62,117)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2001, 2000 and 1999

	Yen (millions)

	2001	2000	1999
		(Restated-Note 1(i))

Treasury stock (Note 10):

Balance at beginning of year	(540)	(252)	—

Repurchase of common stock	(307)	(288)	(99,135)

Exercise of stock options	83	—	—

Sale of treasury stock	25	—	—

Retirement of treasury stock	—	—	98,883

Balance at end of year	(739)	(540)	(252)

Disclosure of comprehensive income (loss) (Note 11):

Net income	41,500	99,709	24,246

Other comprehensive income (loss), net of tax:

Translation adjustments	144,684	(139,946)	(122,257)

Unrealized holding gains of available-for-sale securities	(121,827)	108,042	14,823

Total comprehensive income (loss)	64,357	67,805	(83,188)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2001, 2000 and 1999

	Yen (millions)

	2001	2000	1999
			(Restated-Note 1(i))

Cash flows from operating activities (Note 13):

Net income	41,500	99,709	24,246

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	374,102	364,966	373,155

Net gain on sale of investments	(13,706)	(98,278)	(14,198)

Provision for doubtful receivables	16,449	11,980	13,505

Deferred income taxes	(67,994)	(41,430)	12,076

Impairment loss on long-lived assets (Note 6)	—	19,565	—

Minority interests	22,125	(941)	8,330

(Increase) decrease in trade receivables	(69,146)	(28,889)	(37,724)

(Increase) decrease in inventories	(56,335)	17,564	36,587

(Increase) decrease in other current assets	27,682	(14,274)	(21,951)

(Increase) decrease in noncurrent receivables	21,656	6,387	6,527

Increase (decrease) in trade payables	(4,284)	30,042	2,213

Increase (decrease) in accrued income taxes	(28,839)	261	(7,743)

Increase (decrease) in accrued expenses and other current liabilities	101,747	65,995	29,994

Increase (decrease) in retirement and severance benefits	26,789	34,625	42,231

Other	706	8,854	31,903

Net cash provided by operating activities	392,452	476,136	499,151

Cash flows from investing activities (Note 13):

Proceeds from sale of short-term investments	145,870	259,485	376,174

Purchase of short-term investments	(105,127)	(278,243)	(362,062)

Proceeds from disposition of investments and advances	110,405	146,885	84,014

Increase in investments and advances	(71,203)	(71,186)	(137,456)

Capital expenditures	(480,844)	(331,475)	(359,037)

Increase in time deposits	(160,576)	(340,000)	—

Other	(21,113)	10,180	20,612

Net cash used in investing activities	(582,588)	(604,354)	(377,755)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2001, 2000 and 1999

	Yen (millions)

	2001	2000	1999
			(Restated-Note 1(i))

Cash flows from financing activities (Note 13):

Decrease in short-term borrowings	(44,573)	(156,619)	(100,202)

Increase in deposits and advances from customers and employees	3,822	7,576	3,441

Proceeds from long-term debt	380,185	240,485	186,717

Repayments of long-term debt	(415,838)	(269,915)	(388,233)

Dividends paid	(25,885)	(28,871)	(26,304)

Dividends paid to minority interests	(8,027)	(8,377)	(9,998)

Repurchase of common stock (Note 10)	(307)	(288)	(99,135)

Decrease of treasury stock (Note 10)	108	—	—

Other	(2,211)	—	—

Net cash used in financing activities	(112,726)	(216,009)	(433,714)

Effect of exchange rate changes on cash and cash equivalents	35,478	(73,096)	(60,323)

Net increase (decrease) in cash and cash equivalents	(267,384)	(417,323)	(372,641)

Cash and cash equivalents at beginning of year	1,116,262	1,533,585	1,906,226

Cash and cash equivalents at end of year	848,878	1,116,262	1,533,585

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2001, 2000 and 1999

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

Sales in fiscal 2001 were categorized as follows: video and audio equipment—23%, home appliances and household equipment—17%, information and communications equipment—28%, industrial equipment—11%, and components—21%. A sales breakdown in fiscal 2001 by geographical market was as follows: Japan—53%, North and South America—18%, Europe—11%, and Asia and Others—18%.

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

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements.” SAB No. 101 as amended, summarizes certain of the United States Securities and Exchange Commission’s views in applying generally accepted accounting principles to revenue recognition in financial statements and provides guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company adopted SAB No. 101 for the year ended March 31, 2001. Adoption of this guidance did not have a material effect on the Company’s consolidated financial position or results of operations.

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

(g)	Foreign Currency Translation (See Note 11)

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	5 to 50 years

Machinery and equipment	2 to 10 years

(i)	Investments in Available-for-Sale Securities (See Notes 4 and 11)

The Company adopted SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” in the fiscal year beginning April 1, 2000, and accordingly, prior year figures have been restated to reflect this change.

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities classified as available-for-sale are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

As a result of the application of SFAS No. 115, total assets increased 268,192 million yen, stockholders’ equity increased 217,138 million yen and comprehensive income increased 108,042 million yen in the consolidated financial statements as of and for the year ended March 31, 2000, and net income increased 10,705 million yen and comprehensive income increased 25,528 million yen in the consolidated financial statements for the year ended March 31, 1999.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(l)	Advertising (See Note 13)

Advertising costs are expensed as incurred.

(m)	Net Income per Share (See Notes 7, 10 and 12)

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

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” In June 2000, FASB also issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133.” Both Statements establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. SFAS No. 133 and SFAS No. 138 are applicable for the fiscal year beginning April 1, 2001. The cumulative effect adjustment upon the adoption of SFAS No. 133 and SFAS No. 138 was not significant.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Inventories

Inventories at March 31, 2001 and 2000 are summarized as follows:

	Yen (millions)

	2001	2000

Finished goods	516,972	479,439

Work in process	187,309	168,066

Raw materials	343,334	294,700

	1,047,615	942,205

(3)	Investments in and Transactions with Associated Companies

Certain financial information in respect of associated companies at March 31, 2001 and 2000 and for the three years ended March 31, 2001 is shown below. The most significant of these associated companies is Matsushita Electric Works, Ltd. (MEW). At March 31, 2001, the Company has a 32.4% equity ownership in MEW.

	Yen (millions)

	2001	2000

Current assets	851,026	955,235

Other assets	1,552,170	1,421,067

	2,403,196	2,376,302

Current liabilities	585,769	631,560

Other liabilities	869,257	809,695

Net assets	948,170	935,047

Company’s equity in net assets	279,266	267,454

	Yen (millions)

	2001	2000	1999

Net sales	1,807,373	1,835,138	2,175,672

Gross profit	492,107	500,373	502,972

Net income (loss)	8,399	47,651	(11,829)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Purchases and dividends received from associated companies for the three years ended March 31, 2001 are as follows:

	Yen (millions)

	2001	2000	1999

Purchases from	177,865	235,599	258,881

Dividends received	5,089	7,935	10,995

Retained earnings include undistributed earnings of associated companies in the amount of 89,413 million yen and 81,660 million yen, respectively, as of March 31, 2001 and 2000.

Investments in associated companies include equity securities which have quoted market values at March 31, 2001 and 2000 compared with related carrying amounts as follows:

	Yen (millions)

	2001	2000

Carrying amount	278,199	272,343

Market value	355,851	310,311

(4)	Investments in Available-for-Sale Securities

As discussed in Note 1(i), the Company adopted SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” in the fiscal year beginning April 1, 2000, and accordingly, prior year figures have been restated to reflect this change.

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The cost, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2001 and 2000 are as follows:

	Yen (millions)

	2001

			Gross	Gross
			unrealized	unrealized
		Fair	holding	holding
	Cost	value	gains	losses

Current:

Japanese and foreign government bonds	3,288	3,299	21	10

Convertible and straight bonds	3,042	3,046	5	1

Investment trusts	77	77	—	—

Other debt securities	4,994	4,999	5	—

	11,401	11,421	31	11

Noncurrent:

Equity securities	369,972	533,421	179,305	15,856

Japanese and foreign government bonds	58,441	57,056	70	1,455

Convertible and straight bonds	6,973	6,953	17	37

Investment trusts	68,418	67,889	48	577

Other debt securities	39,335	40,152	817	—

	543,139	705,471	180,257	17,925

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)

	2000

			Gross	Gross
			unrealized	unrealized
		Fair	holding	holding
	Cost	value	gains	losses

Current:

Equity securities	2,478	4,569	2,091	—

Japanese and foreign government bonds	84,748	84,795	47	—

Convertible and straight bonds	14,619	14,648	29	—

Investment trusts	74	74	—	—

Other debt securities	32,797	32,797	—	—

	134,716	136,883	2,167	—

Noncurrent:

Equity securities	374,591	752,251	377,660	—

Japanese and foreign government bonds	5,128	5,071	—	57

Convertible and straight bonds	1,863	1,874	11	—

Investment trusts	95,804	94,942	210	1,072

Other debt securities	12,631	12,630	—	1

	490,017	866,768	377,881	1,130

Maturities of investments in available-for-sale securities at March 31, 2001 and 2000 are as follows:

	Yen (millions)

	2001		2000

		Fair		Fair
	Cost	value	Cost	value

Due within one year	11,401	11,421	132,238	132,314

Due after one year through five years	173,167	172,050	113,426	112,517

Due after five years	—	—	2,000	2,000

Equity securities	369,972	533,421	377,069	756,820

	554,540	716,892	624,733	1,003,651

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Proceeds from sale of available-for-sale securities for the years ended March 31, 2001, 2000 and 1999 were 202,023 million yen, 326,811 million yen and 434,082 million yen, respectively. The gross realized gains for the years ended March 31, 2001, 2000 and 1999 were 16,638 million yen, 40,590 million yen and 14,594 million yen, respectively. The gross realized losses for the years ended March 31, 2001, 2000 and 1999 were 2,932 million yen, 878 million yen and 396 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

(5)	Noncurrent Receivables

The recorded investment in noncurrent receivables for which impairment has been recognized at March 31, 2001 and 2000 was 3,332 million yen and 4,903 million yen, respectively. Related allowance for doubtful receivables was not significant at March 31, 2001 and 2000. The average recorded investment in impaired receivables during the years ended March 31, 2001, 2000 and 1999 was 4,347 million yen, 6,462 million yen and 13,126 million yen, respectively. Additions charged to bad debt expenses were not significant for the years ended March 31, 2001, 2000 and 1999. Write-downs charged against the allowance were not significant for the years ended March 31, 2001, 2000 and 1999.

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

As the prices of these products significantly decreased due to highly competitive market conditions, the Company projected that the future business of subsidiaries manufacturing those products would result in a net operating loss.

An impairment loss recorded in fiscal 2000 is included in other deductions of costs and expenses in the consolidated statements of income.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2001 and 2000 is set forth below:

	Yen (millions)

	2001	2000

Convertible bonds, due 2002, interest 1.3%	98,708	98,893

Convertible bonds, due 2004, interest 1.4%	97,744	98,499

Convertible bonds issued by subsidiaries, due 2002 and 2005, interest 0.35%—1.5%	45,482	66,482

U.S. dollar unsecured bonds, due 2002, effective interest 5.8%	125,152	125,067

Straight bonds issued by a subsidiary, due 2001—2007, interest 1.38%—2.15%	50,000	20,000

Unsecured yen loans from banks and insurance companies, principally by financial subsidiaries, due 2000—2006, effective interest 1.2% in 2001 and 1.7% in 2000	393,392	402,930

Other long-term debt	—	48

	810,478	811,919

Less current portion	268,937	168,079

	541,541	643,840

The aggregate annual maturities of long-term debt after March 31, 2001 are as follows:

Yen (millions)

Year ending March 31:

2002	268,937

2003	239,137

2004	175,312

2005	52,724

2006	43,246

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2001 and 2000, short-term loans subject to such general agreements amounted to 88,069 million yen and 151,970 million yen, respectively. The balance of short-term loans represents borrowings under commercial paper, acceptances and short-term loans of foreign subsidiaries. The weighted average interest rates on short-term borrowings outstanding at March 31, 2001 and 2000 were 4.2% and 3.1%, respectively.

Acceptances payable by foreign subsidiaries, in the amount of 187 million yen and 242 million yen at March 31, 2001 and 2000, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

The 1.3% convertible bonds maturing in 2002 are currently redeemable at the option of the Company at prices ranging from 101% of principal to 100% of principal, and are currently convertible into approximately 60,931,000 shares of common stock at 1,620 yen per share.

The 1.4% convertible bonds maturing in 2004 are redeemable from 2000 at the option of the Company at prices ranging from 103% of principal to 100% of principal, and are currently convertible into approximately 60,336,000 shares of common stock at 1,620 yen per share.

The convertible bonds maturing through 2005 issued by subsidiaries are redeemable at the option of the subsidiaries at prices ranging from 104% of principal to 100% of principal near maturity.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective April 1, 1999, the Company adopted SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” for the contributory, funded benefit pension plans and the unfunded lump-sum payment plans, as the effect of the current discount rate of actuarial assumptions on the pension funded status is expected to have a material effect in subsequent years. However, the effect of this change on consolidated financial statements for the year ended March 31, 2000 was not significant. Prior year consolidated financial statements have not been restated as the effects of the implementation of SFAS No. 87 and SFAS No. 132 are immaterial.

Net periodic benefit cost for the contributory, funded benefit pension plans and the unfunded lump-sum payment plans of the Company for the years ended March 31, 2001 and 2000 consisted of the following components:

	Yen (millions)

	2001	2000

Service cost – benefits earned during the year	89,737	86,391

Interest cost on projected benefit obligation	84,665	84,619

Expected return on plan assets	(57,415)	(49,389)

Amortization of net transition obligation	9,972	9,972

Recognized actuarial loss	11,054	15,561

Net periodic benefit cost	138,013	147,154

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans and the unfunded lump-sum payment plans and the fair value of the plan assets, and actuarial assumptions used at March 31, 2001 and 2000 are as follows:

	Yen (millions)

	2001	2000

Change in benefit obligations:

Benefit obligations at beginning of year	2,136,223	1,951,275

Service cost	89,737	86,391

Interest cost	84,665	84,619

Plan participants’ contributions	13,902	13,714

Prior service cost	(64,171)	—

Actuarial loss	39,341	64,649

Benefits paid	(68,965)	(60,399)

Foreign currency exchange impact	4,478	(4,026)

Benefit obligations at end of year	2,235,210	2,136,223

Change in plan assets:

Fair value of plan assets at beginning of year	1,410,872	1,191,545

Actual return on plan assets	(134,692)	164,084

Employer contributions	78,084	67,797

Plan participants’ contributions	13,902	13,714

Benefits paid	(31,260)	(23,652)

Foreign currency exchange impact	3,731	(2,616)

Fair value of plan assets at end of year	1,340,637	1,410,872

Funded status	(894,573)	(725,351)

Unrecognized net transition obligation	13,270	23,242

Unrecognized prior service cost	(64,171)	—

Unrecognized actuarial loss	387,078	173,231

Accrued retirement and severance benefits recognized in the
consolidated balance sheet	(558,396)	(528,878)

Actuarial assumptions:

Discount rate	4.0%	4.0%

Expected return on plan assets	4.0%	4.0%

Rate of compensation increase	2.6%	2.6%

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior to April 1, 1999, the Company did not adopt SFAS No. 87 for the contributory, funded benefit pension plans of the Company as the effects on the consolidated financial statements of the implementation of SFAS No. 87 were immaterial.

Pension costs, excluding the social security tax portion, for the year ended March 31, 1999 amounted to 79,570 million yen. The contributions to the plans for the year ended March 31, 1999 for the portion of social security tax were 28,197 million yen. Approximately half of the portion of social security tax was contributed by the employees and half was contributed by the companies.

In addition, prior to April 1, 1999, retirement and severance benefit liabilities in the consolidated balance sheet were stated at the amount of the vested benefit obligation under the unfunded lump-sum payment plans, which would exist if all employees voluntarily terminated their employment at that date. Such liability exceeded the projected benefit obligation under the lump-sum payment plans. Benefit costs of the lump-sum payment plans represented benefit payments plus or minus the change in the vested benefit obligation and amounted to 49,306 million yen for the year ended March 31, 1999.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Income Taxes

Income before income taxes and income taxes for the three years ended March 31, 2001 are summarized as follows:

	Yen (millions)

	Domestic	Foreign	Total

2001:

Income before income taxes	49,542	51,193	100,735

Income taxes:

Current	95,820	22,035	117,855

Deferred	(68,585)	591	(67,994)

Total income taxes	27,235	22,626	49,861

2000:

Income before income taxes	99,538	119,067	218,605

Income taxes:

Current	125,155	53,290	178,445

Deferred	(33,251)	(8,179)	(41,430)

Total income taxes	91,904	45,111	137,015

1999:

Income before income taxes	153,047	49,246	202,293

Income taxes:

Current	117,925	34,378	152,303

Deferred	15,810	(3,734)	12,076

Total income taxes	133,735	30,644	164,379

For the year ended March 31, 1999, domestic income taxes, deferred include the impact of 50,052 million yen, attributable to adjustments of net deferred tax assets to reflect reductions in Japan’s corporate income tax rate.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and its subsidiaries are subject to a number of taxes based on earnings which, in aggregate, resulted in an average normal tax rate of approximately 41.9% for the years ended March 31, 2001 and 2000 and 47.6% for the year ended March 31, 1999.

The effective rates for the years differ from the normal tax rates for the following reasons:

	2001	2000	1999

Normal tax rate	41.9%	41.9%	47.6%

Tax credit for increased research expenses	(2.8)	(1.3)	(0.9)

Lower tax rates of overseas subsidiaries	(7.5)	(3.2)	(9.6)

Expenses not deductible for tax purposes	11.2	6.6	7.6

Change in valuation allowance allocated to income tax expenses	5.4	18.7	6.8

Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	24.8

Other	1.3	—	5.0

Effective tax rate	49.5%	62.7%	81.3%

The significant components of deferred income tax expenses for the three years ended March 31, 2001 are as follows:

	Yen (millions)

	2001	2000	1999

Deferred tax expense (exclusive of the effects of other components listed below)	(73,447)	(82,267)	(51,821)

Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	50,052

Increase in the balance of valuation allowance for deferred tax assets	5,453	40,837	13,845

	(67,994)	(41,430)	12,076

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2001 and 2000 are presented below:

	Yen (millions)

	2001	2000

Deferred tax assets:

Inventory valuation	98,749	87,229

Expenses accrued for financial statement purposes but not currently included in taxable income	180,465	145,235

Depreciation	135,719	130,556

Retirement and severance benefits	149,540	124,979

Tax loss carryforwards	76,920	73,709

Other	103,613	99,644

Total gross deferred tax assets	745,006	661,352

Less valuation allowance	80,807	75,720

Net deferred tax assets	664,199	585,632

Deferred tax liabilities:

Purchase accounting step-up of identifiable assets	(3,971)	(2,723)

Net unrealized holding gains of available-for-sale securities	(65,968)	(159,123)

Other	(25,345)	(25,809)

Total gross deferred tax liabilities	(95,284)	(187,655)

Net deferred tax assets	568,915	397,977

The net change in total valuation allowance for the years ended March 31, 2001 and 2000 were increases of 5,087 million yen and 37,445 million yen, respectively.

At March 31, 2001, certain subsidiaries had, for tax reporting purposes, net operating loss carryforwards of approximately 196,676 million yen, which will generally expire between 2002 and 2021.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net deferred tax assets and liabilities at March 31, 2001 and 2000 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)

	2001	2000

Other current assets	309,432	252,168

Other assets	282,558	192,101

Other liabilities	(23,075)	(46,292)

Net deferred tax assets	568,915	397,977

(10)	Stockholders’ Equity

In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The Company issued 580,241 shares, 326,535 shares and 26,464 shares in connection with the conversion of bonds for the years ended March 31, 2001, 2000 and 1999, respectively.

On April 1, 2000, the Company issued 16,321,187 shares under exchange offering in connection with the integration of two subsidiaries.

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

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2001 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the semi-annual dividend of 6.25 yen per share, totaling 12,995 million yen, proposed in June 2001 in respect of the year ended March 31, 2001 or for the related appropriation.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s directors and certain senior executives may be granted options to purchase the Company’s common stock. All stock options have a four-year term and become fully exercisable two years from the date of grant. Information with respect to stock options is as follows:

	Number	Weighted average
	of shares	exercise price (yen)

Balance at March 31, 1998	—	—

Granted	113,000	2,291

Balance at March 31, 1999	113,000	2,291

Granted	116,000	2,476

Balance at March 31, 2000	229,000	2,385

Granted	109,000	2,815

Exercised	(33,000)	2,291

Forfeited	(10,000)	2,291

Balance at March 31, 2001,
weighted average remaining life – 4.38 years	295,000	2,557

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans described above. Accordingly, as the option price at the date of grant exceeded the fair market value of common shares, no compensation costs have been recognized in connection with the plans. If the accounting provision of SFAS No. 123, “Accounting for Stock Based Compensation,” had been adopted, the impact on the Company’s net income for the three years ended March 31, 2001 would not be material.

Treasury stock reserved for options at March 31, 2001 and 2000 was 295,000 shares and 229,000 shares, respectively. In accordance with the Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased for stock options. As a result of restrictions on the treasury stock repurchased for stock options, retained earnings of approximately 739 million yen at March 31, 2001 are restricted as to the payment of cash dividends.

On June 28, 2001, the annual shareholders’ meeting approved that the Company’s stock option rights would be allotted to 30 directors and 9 senior executives at amounts ranging from 2,000 to 10,000 common shares each. These stock option rights are exercisable from July 1, 2003 to June 30, 2007. Pursuant to such authorization in June 2001, 128,000 common shares were repurchased on July 2, 2001.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2001 are as follows:

	Yen (millions)

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

For the year ended March 31, 2001:

Translation adjustments	144,684	—	144,684

Unrealized holding gains of available-for-sale securities:

Unrealized holding gains (losses) arising during the period	(192,578)	78,714	(113,864)

Less: Reclassification adjustment for gains included in net income	(13,706)	5,743	(7,963)

Net unrealized gains (losses)	(206,284)	84,457	(121,827)

Other comprehensive income (loss)	(61,600)	84,457	22,857

For the year ended March 31, 2000:

Translation adjustments	(139,946)	—	(139,946)

Unrealized holding gains of available-for-sale securities:

Unrealized holding gains (losses) arising during the period	225,671	(94,556)	131,115

Less: Reclassification adjustment for gains included in net income	(39,712)	16,639	(23,073)

Net unrealized gains (losses)	185,959	(77,917)	108,042

Other comprehensive income (loss)	46,013	(77,917)	(31,904)

For the year ended March 31, 1999:

Translation adjustments	(122,257)	—	(122,257)

Unrealized holding gains of available-for-sale securities:

Unrealized holding gains (losses) arising during the period	42,486	(20,223)	22,263

Less: Reclassification adjustment for gains included in net income	(14,198)	6,758	(7,440)

Net unrealized gains (losses)	28,288	(13,465)	14,823

Other comprehensive income (loss)	(93,969)	(13,465)	(107,434)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the three years ended March 31, 2001 is as follows:

	Yen (millions)

	2001	2000	1999

Net income available to common stockholders	41,500	99,709	24,246

Effect of assumed conversions:

Convertible bonds, due 2002, interest 1.3%	747	747	674

Convertible bonds, due 2004, interest 1.4%	795	802	—

Diluted net income	43,042	101,258	24,920

	Number of shares

	2001	2000	1999

Average common shares outstanding	2,079,235,871	2,062,295,743	2,089,988,449

Dilutive effect of assumed conversions:

Convertible bonds,
due 2002, interest 1.3%	60,941,152	61,090,690	61,117,490

Convertible bonds,
due 2004, interest 1.4%	60,376,132	60,941,462	—

Stock options	23,848	15,403	—

Diluted common shares outstanding	2,200,577,003	2,184,343,298	2,151,105,939

	Yen

	2001	2000	1999

Net income per share:

Basic	19.96	48.35	11.60

Diluted	19.56	46.36	11.58

Approximately 136 million of the potential common shares were excluded from the computation of diluted net income per share for the year ended March 31, 1999, because their inclusion would have had an antidilutive effect on net income per share.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Supplementary Information to the Statements of Income and Cash Flows

Research and development costs, advertising costs and shipping and handling costs charged to income for the three years ended March 31, 2001 are as follows:

	Yen (millions)

	2001	2000	1999

Research and development costs	543,804	525,557	499,986

Advertising costs	112,139	114,587	128,285

Shipping and handling costs	149,563	152,387	159,177

Included in other deductions of costs and expenses for the year ended March 31, 2001 is a loss of 100,195 million yen associated with the implementation of the regional-based employee remuneration system and early retirement program in several domestic subsidiaries.

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

Foreign exchange losses of 6,730 million yen is included in other deductions of costs and expenses for the year ended March 31, 2001. Foreign exchange gains and losses included in the consolidated statements of income for the years ended March 31, 2000 and 1999 were not significant.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of income.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income taxes and interest expenses paid and noncash investing and financing activities for the three years ended March 31, 2001 are as follows:

	Yen (millions)

	2001	2000	1999

a) Cash paid:

Interest	48,985	47,729	70,672

Income taxes	146,694	178,184	160,046

b) Noncash investing and financing activities:

Conversion of bonds	940	528	56

Transfer of ownership arising on capital
transactions by consolidated and
associated companies	969	3,004	2,960

Stock issued under exchange offering	50,107	—	—

(14)	Foreign Exchange Contracts

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

The contract amounts of foreign exchange contracts at March 31, 2001 and 2000 are as follows:

	Yen (millions)

	2001	2000

Forward:

To sell foreign currencies	350,087	373,417

To buy foreign currencies	109,523	82,444

Options purchased to sell foreign currencies	16,430	26,711

Options purchased to buy foreign currencies	34,412	1,260

Options written to buy foreign currencies	24,956	24,820

Options written to sell foreign currencies	40,080	4,734

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2001 and 2000 are as follows:

	Yen (millions)

	2001		2000

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Non-derivatives:

Assets:

Short-term investments	11,421	11,421	136,883	136,883

Investments and advances	1,008,170	1,009,122	1,161,757	1,164,740

Liabilities:

Long-term debt, including current portion	(809,111)	(903,698)	(792,802)	(975,617)

Derivatives relating to long-term debt, including current portion	(1,367)	(1,399)	(19,117)	(19,106)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(16)	Commitments and Contingent Liabilities

At March 31, 2001, commitments outstanding for the purchase of property, plant and equipment approximated 50,379 million yen. Contingent liabilities at March 31, 2001 for discounted export bills of exchange and guarantees of loans amounted to approximately 105,246 million yen, including 78,965 million yen for loans guaranteed principally on behalf of associated companies and customers.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Quarterly Financial Data (Unaudited)

Quarterly net sales, net income (loss) and net income (loss) per share for the two years ended March 31, 2001 are set forth in the following table:

	Yen (millions), except per share information

	2001

		Net	Net income	Net income
	Net	income	(loss) per share:	(loss) per share:
	sales	(loss)	basic (yen)	diluted (yen)

Quarter ended

June 30	1,772,375	9,399	4.52	4.45

September 30	1,964,666	41,973	20.19	19.25

December 31	1,992,628	22,782	10.96	10.53

March 31	1,951,892	(32,654)	(15.70)	(15.70)

	Yen (millions), except per share information

	2000

			Net income	Net income
	Net	Net	per share:	per share:
	sales	income	basic (yen)	diluted (yen)

Quarter ended

June 30	1,755,406	9,552	4.63	4.55

September 30	1,837,286	24,514	11.89	11.40

December 31	1,866,736	60,656	29.41	27.95

March 31	1,839,959	4,987	2.42	2.42

Schedule II

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2001, 2000 and 1999

			Deduct

	Balance				Add
	at	Add-	Bad		(deduct)-	Balance
	beginning	charged	debts		cumulative	at end
	of	to	written		translation	of
	period	income	off	Reversal	adjustments	period

Allowance for doubtful trade receivables:

2001	42,098	13,289	12,460	1,929	1,532	42,530

2000	63,649	10,252	28,670	1,473	(1,660)	42,098

1999	62,742	13,505	8,781	2,454	(1,363)	63,649

Allowance for doubtful noncurrent receivables:

2001	144	3,160	3,206	—	—	98

2000	304	1,728	1,888	—	—	144

1999	523	—	219	—	—	304

Item 18.    Financial Statements

Not applicable

Item 19.    Exhibits

Documents filed as exhibits to this annual report are as follows;

(1)	ARTICLES OF INCORPORATION, as amended (English translation)

(2)	SHARE HANDLING REGULATIONS, as amended (English translation)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

(Registrant)

Date: July 24, 2001	By	/s/ Shigeru Nakatani

Shigeru Nakatani President of Panasonic Finance (America), Inc. 1 Rockefeller Plaza, Suite 1001, New York, N.Y. 10020-2002