Form 20-F
period 2002-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO LTD
filed 2002-07-22
CIK 63271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2002
Commission file number 1-6784

MATSUSHITA DENKI SANGYO KABUSHIKI KAISHA
(Exact name of Registrant as specified in its charter)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Translation of Registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares*	New York Stock Exchange and Pacific Exchange

Common Stock	New York Stock Exchange and Pacific Exchange

* American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

This form contains 125 pages.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
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
E. Accounting Principles
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
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. [ Reserved ]
Item 16. [ Reserved ]
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
Articles of Incorporation
Share Handling Regulations
Regulations of the Board of Directors
Regulations of the Board of Corporate Auditors
Specimen common stock certificates

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of

	March 29, 2002	March 28, 2002
Title of Class	(Japan Time)	(New York Time)

Common Stock	2,138,514,603
American Depositary Shares, each representing 1 share of common stock		95,275,587

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

Item 17. [X] Item 18. [  ].

All information contained in this Report is as of March 31, 2002 or for the year ended March 31, 2002 (fiscal 2002) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on July 8, 2002 was 118.66 yen = U.S.$1.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (July 2002). Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the Euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization, including the share exchanges with five subsidiaries currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings, as well as future changes or revisions to accounting policies, or accounting rules.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates

	Fiscal year ended March 31,

	2002	2001	2000	1999	1998

Income Statement Data:
Net sales	6,877	7,682	7,299	7,640	7,891
Income (loss) before income taxes	(548)	101	219	202	356
Net income (loss)	(431)	42	100	24	99
Per common share:
Net income (loss):
Basic	(207.65)	19.96	48.35	11.60	47.04
Diluted	(207.65)	19.56	46.36	11.58	44.01
Dividends	12.50	12.50	14.00	12.50	13.00
	($0.100)	($0.116)	($0.125)	($0.097)	($0.107)
Balance Sheet Data:
Total assets	7,627	8,156	7,955	8,055	8,661
Long-term debt	692	542	644	709	690
Stockholders’ equity	3,243	3,773	3,684	3,642	3,854
Common stock	259	211	210	209	209
Number of shares
issued at year-end (thousands)	2,138,515	2,079,573	2,062,671	2,062,345	2,112,318
Yen exchange rates per U.S. dollar:
Year-end	132.70	125.54	102.73	118.43	133.29
Average	125.05	110.60	111.35	128.19	122.78
High	115.89	104.19	101.53	108.83	111.42
Low	134.77	125.54	124.45	147.14	133.99

Yen exchange rates for	Jan.	Feb.	Mar.	Apr.	May	Jun.
each month during the	2002	2002	2002	2002	2002	2002
previous six months:
High	130.93	132.26	127.07	128.13	123.08	119.38
Low	134.64	134.77	133.46	133.40	128.66	125.64

Notes:	1.	Dividends per share reflect those paid during each fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates prevailing on the respective payment dates.

	2.	Beginning in fiscal 2001, the Company adopted Statements of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and accordingly, prior year figures have been restated to reflect this change.

	3.	Fiscal 1999 and 1998 net income represent amounts after subtracting the impact of approximately 42 billion yen and 28 billion yen, respectively, attributable to adjustments of net deferred tax assets to reflect reductions in Japan’s corporate income tax rate.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, “Matsushita” or the “Company” refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group), best known for its brand names, such as “Panasonic” and “National,” is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 6,877 billion yen for the fiscal year ended March 31, 2002 (“fiscal 2002”). Over the past eight decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2002 net sales, approximately one-half was represented by sales in Japan, with the rest by overseas sales.

Primarily because of the business areas and geographical areas where it operates and the highly competitive nature of the industry to which it belongs, Matsushita is exposed to a variety of risks and uncertainties in carrying out its businesses, including, but not limited to, the following:

Weakness in the Japanese and global economies has significantly reduced demand for the products of Matsushita, which trend may continue in the future
The Japanese economy has experienced a prolonged recession since the early 1990s, which has become increasingly serious. In addition, the global economy has taken a downturn, concurrently with setbacks in the global information technology industry. These recessionary conditions have resulted in sluggish consumer spending and weakened corporate capital expenditures in many industries. For example, the markets for mobile communications equipment and components and devices for the information technology industry, on which Matsushita is substantially dependent for its growth, have been particularly hard hit. Due to these conditions and restructuring expenses under the Value Creation 21 plan, Matsushita incurred a significant net loss for the year ended March 31, 2002. Matsushita currently does not foresee a rapid turnaround in the Japanese or global economy in the near term. These conditions may continue in the short- to mid-term, thereby further negatively affecting Matsushita’s businesses.

Matsushita’s mid-term business plan may not produce the expected results
Largely as a result of the recessionary conditions in the Japanese and global economies described above, Matsushita incurred substantial losses in fiscal 2002. Furthermore, the business environment in which Matsushita operates has evolved so dramatically in recent years that Matsushita’s traditional business model, namely having each product division and subsidiary operate autonomously in each product area, does not necessarily provide as many advantages as it once did. In response to these problems, starting in April 2001, Matsushita has been implementing its mid-term business plan called Value Creation 21. The plan consists of two key elements: structural reforms with an emphasis on the pursuit of higher management efficiency for customer satisfaction, and the pursuit of a new growth strategy. Matsushita, however, may not be successful in achieving all of the goals set out in the plan or in realizing the benefits that it expects from implementing the plan because of external and internal factors as further mentioned below.

The restructuring of Matsushita’s businesses may not bring the improved efficiency, cost reduction and growth that Matsushita aims for
Under the plan, Matsushita has been restructuring its traditional, decentralized product division set-up by establishing several centers that provide manufacturing services commonly used by different product divisions; restructuring its organizations for semiconductors and display devices; integrating some of its manufacturing units in Japan and overseas; reforming its consumer sales and distribution structure in Japan; and implementing employment restructuring initiatives. As an additional business restructuring measure, Matsushita is implementing share exchanges with five of its majority-owned subsidiaries to transform them into wholly-owned subsidiaries of Matsushita, effective on October 1, 2002, followed by a major Groupwide reorganization (see Section A of Item 4 – Information on the Company). By integrating their management, Matsushita seeks to create a corporate structure in which it will be able to conduct its consolidated Groupwide businesses speedily and efficiently, and to achieve synergies excepted from such restructuring. Matsushita may not, however, be able to improve efficiency and reduce costs and realize growth through these measures, due to unexpected additional reorganization expenses, improper allocation of operational resources or other unpredictable factors.

Matsushita may not succeed in executing its growth strategies outside of Japan
The Value Creation 21 plan includes expanding Matsushita’s businesses in markets outside of Japan. In many of these markets, Matsushita may face risks such as political instability, economic uncertainty, cultural and religious differences and labor relations, as well as foreign exchange risks. Matsushita may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with potential customers, subcontractors or parts suppliers. Matsushita may also experience various political, legal on other restrictions, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or rate of taxation in countries where Matsushita operates business. With respect to the products exported overseas, tariffs, other barriers or shipping costs may make Matsushita’s products less competitive. Finally, expanding its overseas business may require significant investments long before Matsushita realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

Matsushita is subject to intense competition in areas in which it operates, and this may adversely affect its ability to maintain its gross margins
Matsushita produces a broad range of products and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. Matsushita may choose not to fund or invest in one or more of its businesses to the same degree as its competitors in those businesses do, or it may not be able to do so in a timely manner or at all. These competitors may have greater financial, technical, and marketing resources available to them than Matsushita has in the respective businesses in which they compete.

Rapid declines in product prices may adversely affect Matsushita’s financial results
While some of the factors that drive competition vary by product area, price is a factor relevant in substantially all of Matsushita’s businesses. For the year ending March 31, 2003, Matsushita expects prices in many product areas in which it deals to decline significantly or more rapidly than in recent fiscal years. Matsushita believes that this trend will affect its businesses especially those of its AVC Networks category, which contributed approximately 59% of Matsushita’s net sales for the year ended March 31, 2002, and in the area of Matsushita’s Components and Devices category, which contributed approximately 20% of its net sales during the same period.

Matsushita may not be able to keep pace with technological changes and develop new products and services in a timely manner to remain competitive
Matsushita may fail to introduce new products and services in response to technological changes in a timely manner. Some of Matsushita’s core businesses, such as consumer digital electronics and key components and devices, are concentrated in industries where technological innovation is the central competitive factor. Matsushita continuously faces the challenge of developing and introducing viable and innovative new products. Matsushita must predict with reasonable accuracy both future demand and new technologies that will be available to meet such demand. If Matsushita fails to do so, it will not be able to compete in new markets and this could adversely affect Matsushita’s financial results and growth prospects.

Matsushita may not be able to develop product formats which would prevail as de facto standards
Matsushita has been forming alliances and partnerships with other major manufacturers to strengthen the development of product formats, such as next-generation home and mobile networking products and software systems. Despite these efforts by Matsushita, its competitors may be the ones who develop the de facto standards for future products.

The alliances with, and strategic investments in, third parties undertaken by Matsushita may not produce positive results
Matsushita develops its business through forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in venture companies. Matsushita’s key alliances are described in Item 4. Matsushita’s reliance on the strategy of partnering with third parties is increasing. They are crucial to Matsushita’s goal of introducing new products and services, including those using digital network technologies. Matsushita does not, however, control these partners, who may make decisions regarding their business undertakings with Matsushita which may be contrary to Matsushita’s interests.

Matsushita may be subject to product liability claims that could result in significant direct or indirect costs
There is a risk that defects may occur in Matsushita’s products and services. Many of Matsushita’s products and services are for so-called “mission-critical” uses — where the consequences of defects would be severe — exposing Matsushita in some cases to greater risks than those posed by ordinary retail products. The occurrence of defects could make Matsushita liable for damages caused by the defects, including consequential damages. Negative publicity concerning these problems could also make it harder for Matsushita to market its products and services.

Currency exchange rate fluctuations could adversely affect Matsushita’s financial results
Matsushita is exposed to risks of foreign currency exchange rate fluctuations. Matsushita’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign exchange rate changes. These changes affect Matsushita’s international business transactions and costs and prices of Matsushita’s products and services in overseas countries in relation to the yen. They can also affect the yen value of Matsushita’s investments in overseas assets and liabilities. Although Matsushita is taking measures to reduce or hedge against foreign currency exchange risks, foreign exchange rate fluctuations may hurt its businesses, financial conditions or results of operations. Most typically, if the yen strengthens, Matsushita’s domestically manufactured products become less attractive to foreign purchasers in terms of price.

Matsushita may not be able to successfully recruit and retain skilled employees, particularly scientific and technical personnel
Matsushita may fail to recruit skilled employees, particularly scientific and technical personnel, which are limited in number. Matsushita’s future success depends largely on its ability to attract and retain certain key personnel, including scientific, technical and management personnel. Matsushita anticipates that it will need to hire additional skilled personnel in all areas of its business. Industry demand for skilled employees, however, exceeds the number of personnel available and the competition for attracting and retaining these employees, especially scientific and technical employees, is intense. Because of this intense competition for these skilled employees, Matsushita may be unable to retain its existing personnel or attract additional qualified employees in the future. If Matsushita is unable to retain skilled employees and attract additional qualified employees to keep up with its future business needs, this may adversely affect its business and results of operations.

Matsushita is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner
Matsushita’s manufacturing operations depend on obtaining deliveries of raw materials, components, equipment and other supplies in adequate quality and quantity in a timely manner. Since the products Matsushita purchases are often complex, it may be difficult for Matsushita to substitute one supplier for another or one component for another in a timely manner or at all. Some components are only available from a limited number of suppliers. Although Matsushita believes that it selects only reliable suppliers, shortages could occur in critical materials due to interruption of supply or increased industry demand and may adversely affect Matsushita’s operations.

Matsushita may fail to protect its proprietary intellectual property or face a claim of intellectual property infringement by a third party, and may lose its intellectual property rights on key technologies or be liable for significant damages
Matsushita’s success depends on its ability to obtain patents, licenses and other intellectual property rights covering its products and product design and manufacturing processes. The proceedings for obtaining intellectual property protection can be long and expensive. Patents may not be granted on currently pending or future applications or may not be of sufficient scope or strength to provide Matsushita with enough protection or commercial advantage. In addition, effective copyright and trade secret protection may be unavailable or limited in some countries, and Matsushita’s trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors or others. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Matsushita. Litigation may also be necessary to enforce Matsushita’s intellectual property rights or to defend against intellectual property infringement claims brought against Matsushita by third parties.

Matsushita is exposed to the risk that its customers, including those to whom it has provided vendor financing, may encounter financial difficulties
Matsushita may incur losses if some of its customers encounter financial difficulties. Matsushita provides vendor financing to its customers. As more businesses utilize vendor financing, Matsushita may also provide increased vendor financing in the future. In addition, many of Matsushita’s customers purchase products and services from it on payment terms that do not provide for immediate payment. If customers to whom Matsushita has extended or guaranteed vendor financing, or from whom it has substantial accounts receivable, encounter financial difficulties and are unable to make payments on time, Matsushita’s business, financial condition and operating results could be adversely affected.

Governmental regulations may limit Matsushita’s activities or increase its operating costs
Matsushita is subject to governmental regulations in Japan and other countries in which it conducts its business, including environmental laws and regulations, governmental approvals required for conducting business and investments, laws and regulations governing the radio telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, consumer and business taxation laws and regulations. To the extent that Matsushita cannot comply with these laws and regulations, Matsushita’s activities would be limited. In addition, these laws and regulations could increase Matsushita’s operating costs.

Interest rate fluctuations could adversely affect Matsushita’s financial results
Matsushita is exposed to the risk of interest rate fluctuations, which, despite the measures taken by Matsushita to hedge a portion of its exposure to interest rate fluctuations, may affect its overall operational costs and the value of its financial assets and liabilities.

The decrease in the value of Japanese stocks may adversely affect Matsushita’s financial results
Matsushita holds Japanese stocks as part of its investment securities. The value of most of these stocks, however, dropped substantially over the past year due to the decline of the Japanese economy. For example, Matsushita recorded a loss of 93 billion yen in its results of operations for the year ended March 31, 2002 related to other than temporary declines in its investment securities.

Item 4. Information on the Company

A.	History and Development of the Company

GENERAL

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha (Address : 1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan. Phone : +81-6-6908-1121 / Agent : Mr. Shigeru Nakatani, President of Panasonic Finance (America), Inc.) as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of mankind through the supply of quality consumer electrical and electronic goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white television sets (TVs) and refrigerators. During the 1950s, Matsushita expanded its operations by establishing mass production and mass sales structures to meet increasing domestic demand, while also creating subsidiaries, making acquisitions and forming alliances. During the 1960s, Matsushita expanded its overseas businesses, and its products started getting world-wide recognition.

During the global recession caused by the first oil crisis in 1973, Matsushita strengthened its structure and overseas business relations. The advent and popularity of the video cassette recorder (VCR) from the late 1970s enabled Matsushita to receive worldwide recognition as a global consumer electronics manufacturer. In the 1980s, Matsushita further worked to evolve from a consumer products manufacturer to a comprehensive electronics products manufacturer, expanding its business in the areas of information and communications technology and industrial equipment and components. Since the 1990s, Matsushita has been emphasizing technological development and the use of advanced technology in every phase of life. In particular, Matsushita has been expanding its development activities in such areas as next-generation audiovisual (AV) equipment, multimedia products, and advanced electronic components and devices, many of which incorporate digital technology.

Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use. Most of the Company’s products are marketed under the “Panasonic” or “National” brand names. The Company also uses the “Technics” brand name for certain hi-fi products, with some of its subsidiaries using other brand names such as “Quasar,” “Victor” and “JVC.” To form the basis for growth in the evolving digital networking age, the Company continues to emphasize technological development and the creation of new businesses, identifying several priority areas, such as digital network systems, mobile communications, data storage devices, environmental systems and key components and devices. The Company is also striving to develop new service-oriented businesses, such as systems solutions and “e-Net” business, as areas of potential growth over the mid-term.

In June 1995, Matsushita sold an 80% equity interest in MCA (now named Universal Studios, Inc.), which the Company purchased in December 1990, to The Seagram Company Ltd. for approximately U.S.$5.7 billion, leaving the Company with a minority interest.

In April 1997, the Matsushita parent company established four internal divisional companies – responsible for AVC (audiovisual and computer products), home appliances and household equipment, air conditioners, and electric motors – by grouping a majority of its some 50 product divisions, in order to facilitate strategic planning, effective decision making and more efficient allocation of resources across a broader range than that afforded by each single product division.

In March 1998, the Company announced a package of new management initiatives aimed at better sharing interests with shareholders. As part of this package, management implemented, with approval at the annual shareholders’ meeting in June 1998, the repurchase of 50 million shares of the Company’s common stock, spending approximately 99 billion yen during fiscal 1999. At the same time, as an incentive to Board members and employees toward the enhancement of corporate value, the Company introduced stock option plans for Board members and select senior executives, and established a stock-price-linked remuneration plan, under which modest cash payments have been offered to employees manager-level or above in addition to ordinary salary and bonus payments.

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

In April 2000, the Company made its majority-owned subsidiaries, Matsushita Refrigeration Company and Wakayama Precision Company, into wholly-owned subsidiaries, by means of share exchanges. As a result of the share exchanges, the Company issued 16,321,187 shares of its Common Stock to shareholders of the respective companies.

In June 2000, Kunio Nakamura, new President of the Company, established the Company’s new three-year business plan, called Value Creation 21, which was formally implemented in April 2001. The Value Creation 21 plan was designed to take full advantage of the opportunities arising in the evolving digital networking society. Its objective is to transform Matsushita into a company that meets the needs of the 21st century through structural reforms and growth strategies with emphasis on enhancing growth potential, profitability and capital efficiency, thereby ensuring the Company’s continued contribution to society.

During fiscal 2002, the Company implemented a series of structural reforms under the Value Creation 21 plan, such as the restructuring of its domestic consumer sales and distribution structure, management initiatives through the use of information technology, such as supply chain management (SCM), the selective integration of businesses and manufacturing locations, manufacturing reforms, such as the introduction of the cell-style production, the reform of the Company-wide R&D structure to concentrate on development in strategic product or core technology areas, and employment restructuring initiatives including the regional-based employee renumeration system and special early retirement programs.

In April 2001, the Company absorbed Matsushita Electronics Corporation (MEC), its wholly-owned subsidiary, by merger to implement unified operational management in such key device areas as semiconductors and display devices. By establishing new internal divisional companies directly under the control of the parent company, namely the Semiconductor, Display Device and Lighting companies, the development, manufacturing and sales functions that were previously disbursed between Matsushita and MEC for each of these strategic businesses have been integrated.

As an additional structural reform aimed at achieving new growth under the Value Creation 21 plan, on January 10, 2002, Matsushita and five of its majority-owned subsidiaries (Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko, Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.) announced preliminary agreements to implement share exchanges to transform these subsidiaries into wholly-owned subsidiaries of Matsushita, effective October 1, 2002. The definitive agreements concluded between Matsushita and each of these subsidiaries have been approved by respective companies’ shareholders’ meetings on June 27, 2002. Following the completion of the share exchanges, Matsushita intends to implement, early in January 2003, the major reorganization of four of the five subsidiaries and Matsushita’s related internal divisional companies and sales divisions into seven new operating entities. These seven operating entities are tentatively named: Panasonic AVC Networks Company, Panasonic Communications & Imaging Co., Ltd., Panasonic Mobile Communications & Networks Co., Ltd., Panasonic Automotive Systems Company, Panasonic System Solutions Company, Matsushita Ecology Systems Co., Ltd. and Panasonic Factory Solutions Co., Ltd. Through this reorganization, Matsushita seeks to reestablish its business domains as strategic units, thereby achieving higher management efficiency and accelerated growth on a consolidated Groupwide basis. The reorganization will be implemented with focus on the elimination of duplication of business lines and of counterproductive competition within the consolidated Group, the unification and concentration of research and development resources, and the establishment of a totally integrated operational structure from development and manufacturing to sales in each domain for full customer satisfaction.

In April 2002, Matsushita and Toshiba Corporation established a joint venture company for the development, manufacture and sale of liquid crystal display (LCD) panels and next-generation display devices. Of the joint venture company’s initial capital of 10 billion yen, 60% was invested by Toshiba and 40% by Matsushita. The joint venture is expected to become one of the world’s leading LCD panel manufacturers, combining Matsushita’s fast-response LCD image processing technology, Toshiba’s technology of low-temperature polysilicon LCD panel manufacturing, and both companies’ experiences and technologies in the fields of consumer products, personal computers (PCs) and communication devices. The joint venture will start production of low-temperature polysilicon LCD panels in July 2002, to add to the existing LCD panel operations transferred from Matsushita and Toshiba.

CAPITAL INVESTMENT

Recognizing that building advanced technologies, equipment and processes is essential to the cost-efficient and speedy manufacture of sophisticated electronic products and devices, Matsushita has been attentive in planning plant and equipment investment to achieve higher competitiveness and investment efficiency. Besides investment in production automation and energy-saving facilities, increasing emphasis has been placed on the expansion of facilities in such business areas as key components and devices, digital AV equipment and mobile communications equipment.

Total capital investment (excluding intangibles) amounted to 338 billion yen, 504 billion yen and 309 billion yen for fiscal 2000, 2001 and 2002, respectively. The decrease for fiscal 2002 mainly reflects a severe business environment, as well as the fact that a series of major investment has peaked out in such key components and devices areas as semiconductors.

For the current fiscal year ending March 31, 2003 (“fiscal 2003”), Matsushita expects its capital investment to decrease to approximately 240 billion yen as the Company places emphasis on higher asset efficiency, better utilizing existing facilities. Of the projected total amount, nearly 160 billion yen will be invested in facilities in Japan and the remaining 80 billion yen overseas. This investment will be funded primarily through internal sources.

B.   Business Overview

SALES BY PRODUCT CATEGORY

Matsushita is engaged in the production and sale of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by product category for the last three fiscal years;

	Yen (billions) (%)

	Fiscal year ended March 31,

	2002		2001		2000

AVC Networks
Video and audio equipment	1,797	26%	1,756	23%	1,706	23%
Information and communications equipment	2,255	33	2,524	33	2,375	33

Subtotal	4,052	59	4,280	56	4,081	56

Home Appliances	1,178	17	1,316	17	1,306	18
Industrial Equipment	289	4	468	6	382	5
Components and Devices	1,358	20	1,618	21	1,530	21

Total	6,877	100%	7,682	100%	7,299	100%

Note:	Effective fiscal 2002, the Company reclassified its former Consumer, Industrial and Components categories into four new categories: AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices. Prior years figures have been restated to reflect this change.

AVC Networks

The creation of AVC Networks as a new category is Matsushita’s response to the new business environment created by the evolution of digital networks such as the integration of broadcasting and communications and of those with the Internet. Matsushita is seeking new growth, in particular, by enhancing the levels of networkable digital products and interlinking them to develop and promote convenient home networking environments that Matsushita expects will be centered around digital TVs.

Video and Audio Equipment

Principal products in this sector include TVs, VCRs, camcorders, DVD players and recorders, audio equipment, and pre-recorded audio and video software. Matsushita maintains a leading market share in the domestic and overseas markets for a number of major products in this field. Over the last three fiscal years, however, sales in this category did not show marked growth due to such factors as slow consumer spending, especially in Japan, and intensified global price competition, notably in the area of low-end AV equipment. Instead, increasing emphasis has been placed on digital AV equipment and, most recently, on networkable AV equipment to make Matsushita a leader in the approaching home networking age.

For TVs, Matsushita produces a broad range of models to meet demand in the domestic and international markets. For the mainstay cathode-ray-tube (CRT) TVs, Matsushita has shifted production of conventional CRT models from Japan to Southeast Asian and other overseas factories. Domestic production is now concentrated on flat-surface CRT models. Also, in recent years, Matsushita has gradually expanded production of high-picture-quality, high definition models, as well as flat-screen TVs such as LCD TVs and plasma display panel (PDP) TVs. In October 2001, Matsushita introduced a new range of LCD TVs with built-in DVD players. Volume production of PDP TVs began in the summer of 2001 through a newly established manufacturing joint venture in Osaka with Toray Industries, Inc. Matsushita is also particularly active in the growing market for digital TVs. In the two years ended March 31, 2002, Matsushita captured a top share of domestic broadcast satellite digital TV and set-top-box (STB) production, including production on what is known as an original equipment manufacture basis, or OEM basis. Matsushita believes that this success was mainly attributable to its long commitment to research and development in digital TVs.

To prepare for the launch in Japan of digital TV-based e-Net services in 2002, Matsushita, in cooperation with Toshiba, Hitachi and other Japanese companies, including broadcasting networks and content providers, established eP Corporation to develop a common platform as the basis for interactive TV, which is also linked with the Internet, to substantially enhance the convenience of TV. The eP-platform will cover not only multiple digital TV programming and data providing services but also stay-at-home shopping and banking, e-mail and Internet browsing and other interactive services via TV with an STB incorporating a hard disk drive (HDD). In June 2002, Matsushita started sales of STBs for digital TVs, which can accommodate broadcast satellite and communications satellite digital TV services and other interactive information services through the eP-platform, and which contain an HDD for storing large-capacity digital data. Furthermore, in view of the planned start in 2003 of digital terrestrial TV broadcasting in Japan and in preparation for the coming broadband communication age, Matsushita is developing more advanced Internet-protocol TVs.

In the VCR and video camera area, Matsushita has been accelerating digitization, introducing digital VHS VCR decks and expanding its range of digital camcorders and digital still cameras, some of which incorporate the secure digital memory card mentioned below for memory storage and enhanced networking convenience. Of these, new models of digital still cameras, which benefit from the world-renowned optical technology of Leica Camera AG, achieved an immediate market success upon its introduction in the second half of fiscal 2002.

As for DVDs, Matsushita offers a wide range of products from standard DVD players to portable models equipped with LCDs. In June 2000, Matsushita launched DVD recorders, and has since strengthened this product line by introducing the industry’s most competitively-priced model in June 2001 and the industry’s first DVD recorder with a built-in HDD in December 2001. Matsushita also formed an alliance with Nintendo Co., Ltd. and introduced a new DVD player which is compatible with the “Nintendo GameCube.”

In the area of audio equipment, Matsushita produces a variety of products, including such digital products as compact disc (CD) players, CD radio cassette recorders and Mini Disc players, as well as radio receivers, tape recorders, portable headphone players, stereo hi-fi equipment and electronic musical instruments. Matsushita expanded its range of new audio equipment in recent years, with the launch of DVD-Audio players, and a series of products using the secure digital memory card, such as an ultra-compact portable headphone player. The secure digital memory card is a postage stamp-sized data storage device now supported by more than 400 corporate members of the Secure Digital Association worldwide.

Information and Communications Equipment

Information equipment includes products such as personal computers (PCs), PC displays, HDDs, CD-ROM drives, DVD-ROM and DVD-RAM drives, DVD-ROM and CD-R/RW combination drives, and other optical disk drives, copying machines and printers. CD-ROM and DVD-ROM drives are devices which permit users to read only the data contained on CDs or DVDs, while CD-R/RW and DVD-RAM drives permit users to read and write data onto them. Communications equipment includes products such as telephones, cellular phones, other mobile communications equipment, digital private branch exchanges and facsimile equipment. Products in this sector also include other systems equipment, such as cable TV systems, car AV equipment, broadcast- and business-use AV equipment and systems, large-screen visual equipment and communications network-related equipment. This has been Matsushita’s fastest growth category during the last decade, led by mobile communications equipment and PC-related equipment.

Matsushita is a worldwide leader in such business lines as optical disk drives, facsimile equipment, broadcast-use digital VCR equipment and airline in-flight AV systems. It also maintains a leading position in the Japanese cellular phone industry. For the last three fiscal years, however, this category’s business has shown some volatility due to such factors as increased price competition in the area of PC peripherals and the recent setback in global demand for information technology-related products such as PCs and cellular phones.

With respect to PCs, Matsushita continued to upgrade its notebook models over the last several fiscal years. Matsushita launched an A5-sized notebook PC which can interface with charge coupled device cameras and cellular phones and, mainly for overseas markets, ruggedized notebook PCs built to resist shock, and thereby supporting such uses as police field activities in North America. This was followed in the year ended March 31, 2000 by the introduction of ultra slim models with added features such as wireless communication. In the year ended March 31, 2001, adding to its slim notebook series, Matsushita introduced an AV-oriented notebook PC that links easily to digital AV equipment to better meet the needs of the digital networking age. In the year ended March 31, 2002, Matsushita introduced what is currently the world’s lightest (960 grams) B5-sized notebook PC in Japan.

In the area of PC peripherals, Matsushita strengthened its disk drive lineups. In HDDs, Matsushita continued to introduce upgraded models to meet the need for greater data storage capacity and faster processing speed. In the area of optical disk drives, Matsushita expanded its range of slim models for notebook PCs in the year ended March 31, 2000, and in the year ended March 31, 2001, introduced several new multiple disk drive models that gained popularity, including the industry’s slimmest and fastest DVD-ROM and CD-R/RW combination drive. In October 2001, Matsushita developed the world’s first 50-gigabyte blue laser rewritable dual-layer optical disc technology. These blue laser discs have more than 10 times the capacity of conventional rewritable optical disks.

In the area of communications equipment, Matsushita has developed and introduced a number of new mobile communications products with focus on downsizing, ease-of-use and Internet connectivity, in recent years. In the year ended March 31, 2000, Matsushita launched NTT DoCoMo’s popular i-mode cellular handsets equipped with e-mail and Internet browsing capabilities.

Furthermore, in the year ended March 31, 2001, Matsushita began shipments of base transceiver stations for next-generation, wideband code division multiple access (W-CDMA) cellular phone services that NTT DoCoMo, Inc. commenced in the year ended March 31, 2002, followed by shipments of W-CDMA handsets, which permit the transmission of moving images and large volumes of data. W-CDMA is the world’s first third-generation wireless voice, image and data transmission services using an advanced technology which allows service providers to offer faster and higher quality services to their users. In August 2001, Matsushita, Matsushita Communication Industrial Co., Ltd. and NEC Corporation signed an agreement to form a development alliance to strengthen the global expansion of their technologies and products in third-generation mobile handsets, in particular W-CDMA products for the mobile multimedia market. In spite of this new trend, Matsushita’s sales of cellular phones were down for fiscal 2002, mainly as a result of sharp declines in demand for cellular phones especially in Japan and Europe, with additional negative effects of glitches found in certain models of the Company. To counter this unfavorable business environment, Matsushita launched new Internet-compatible slim folding cellular phones for NTT DoCoMo, with high picture quality, in January 2001 and in June 2002. These models are well-accepted and reestablishing Matsushita’s reputation in the Japanese cellular phone market.

In the area of facsimile equipment, Matsushita marketed in April 2000 a new multifunctional model, featuring facsimile, copier, printer, scanner and telephone functions, and in February 2002 a color facsimile machine, compatible with the secure digital memory card, to meet the ever-sophisticated customer needs.

In the area of car AV equipment, Matsushita has continued to develop advanced car navigation systems for the domestic market, as well as further promoting global expansion in car audio equipment. Building on its success of the world’s first car navigation system incorporating DVD, Matsushita extended its car navigation networking capabilities by launching NTT DoCoMo’s i-mode capable models in the year ended March 31, 2000. Matsushita continues to launch upgraded car navigation systems, with recent introductions of a model that can receive mobile information services and a further advanced model with a built-in HDD capable of processing large volumes of data in an instant. In the related area of electronic toll collection (ETC) services, which were officially inaugurated in March 2001 as an integral part of Japan’s intelligent transport systems project, the Company began supplying not only the infrastructure equipment but also new in-vehicle terminals for the ETC system.

In the area of broadcast-use AV equipment and systems, Matsushita launched in April 2000 a series of digital video electronic news gathering systems called DVCPRO HD, building on the success of its light, compact digital DVCPRO series and, in the year ended March 31, 2001, the Company supplied major broadcast satellite digital TV networks in Japan with conditional access systems and an electronic program guide, both key systems for broadcast satellite digital broadcasting. Matsushita is also solidifying its leading position in the global in-flight AV systems market by delivering AV systems with LCD monitors and personal multimedia systems that allow passengers to enjoy in-flight shopping from their seats.

Home Appliances

Matsushita’s principal products in this category include home appliances, such as washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers and other cooking appliances, dishwashers, refrigerators, air conditioners, electric fans, air purifiers, electric and kerosene heaters and electrically-heated rugs; and household equipment, mainly comprising kitchen fixture systems, electric, gas and kerosene hot-water supply systems, and bath and sanitary equipment. This category also includes healthcare equipment, electric lamps, bicycles, and optical cameras and flash units.

Matsushita has a leading position in the Japanese home appliance market. In recent years, Matsushita responded to diversified customer needs by introducing products with high value-added innovative features, such as a centrifugal-force washing machine for home use, featuring reduced drying time made possible through the world’s first dual air- and water-cooling technology, a compact rechargeable-battery-powered cordless vacuum cleaner employing a centrifugal-force dust collection system and a vacuum cleaner with separate modes for high-power and low-air exhaust operations. Matsushita introduced a series of space-saving refrigerators that do not sacrifice inner capacity, followed by a refrigerator to employ separate cooling functions for the refrigerator compartment, vegetable drawer and freezer for higher energy efficiency. In the year ended March 31, 2002, furthermore, the Company launched Japan’s industry-leading refrigerator that uses hydrocarbon refrigerant, which eliminates the use of ozone-layer depletive refrigerants. In the same year, Matsushita introduced two innovative models of air conditioners to meet the growing consumer interests in energy conservation and healthy lifestyles. One of them features an energy-saving technology achieving reduction of the power consumption by half compared with the Company’s model from ten years ago, and another one featuring the world’s first system that incorporates a negative ion generator with an electronic dust collector.

In addition to developing and introducing high-value-added products designed to stimulate the saturated appliance market in Japan, Matsushita has also been strengthening its business base by taking the lead in the newer, growth product areas, such as dishwashers, frame-free induction heating cooking equipment and compact garbage processing units.

Furthermore, Matsushita is working on the development of new businesses to create enriched living environments in the twenty-first century, offering products and services using digital networking technologies that focus on important issues such as the environment and energy, health and healthcare, comfort and security and greater convenience at home. Activities in progress include the development of networkable home appliances, garbage recycling services for the food industry and home healthcare services. For example, in the year ended March 31, 2002, Matsushita developed a new web-based tele-homecare system which allows patients to measure their vital signs and doctors to access remotely the patient’s information. The Ministry of Health, Labour and Welfare of Japan officially recognized the system to be introduced for medical use.

In May 2001, Matsushita entered into an agreement on a broad business alliance with Hitachi Ltd. in fields such as IC card-based solutions business and home networking appliances. As part of this alliance, the companies are co-developing home network systems linking home appliances with public infrastructures, which is intended to save energy and improve living standards. The companies are also joining hands on research and development of new environmental technologies for home appliances.

Industrial Equipment

Matsushita’s industrial equipment encompasses factory automation (FA) equipment, welding machines, power distribution equipment, ventilating and air conditioning equipment, vending machines and medical equipment. In addition, Matsushita is reinforcing its engineering services business, mainly for private enterprises and government agencies in Japan and overseas.

In the area of FA equipment, Matsushita is an industry leader in electronic-parts mounting machines, and also produces industrial robots and electronic measuring instruments. Building on this strength to meet increasingly sophisticated customer requirements, Matsushita has launched innovative products in recent years, with a focus on smaller, lighter high-precision machines. Examples include a “Stud Bump Bonding” semiconductor mounting machine and a new high-speed multifunctional chip mounter, as well as a laser processing machine for ultra-fine production of high-integration circuit boards. Matsushita has also added modular components mounters to solidify its mainstay range of parts-mounting machines in the year ended March 31, 2002. Concurrently, Matsushita introduced the world’s smallest and lightest fully digital carbon dioxide/metal active gas automatic welding machine. Matsushita also holds a competitive position in the market for DVD disc mastering and replication equipment. Matsushita is currently augmenting its efforts to become a total FA solutions provider offering not only equipment but also comprehensive engineering services and related support.

In the area of commercial-use ventilating and air-conditioning systems, Matsushita has been expanding delivery of its specialty in-tunnel dust collection and ventilation systems to Japan’s major expressways. Matsushita sources the manufacture of packaged air conditioners to Daikin Industries, Ltd. as part of an alliance entered into in November 1999 between the two companies. The alliance covers a broad range, also including consumer-use air conditioners in which Matsushita will provide manufacturing cooperation to Daikin, as well as joint procurement of parts and materials and co-development of environmentally-conscious products.

Components and Devices

Major products included in this category are semiconductors, general electronic components, display devices, electric motors, compressors and batteries, some of which are incorporated into Matsushita’s finished products and some of which are for sale to other manufacturers.

Recognizing that components and devices hold the key to innovation and advancement, as well as the competitiveness of finished products and systems in the digital networking age, Matsushita places priority on the development of competitive components and devices technology and business. During and since the year ended March 31, 2001, business in this category has been adversely affected by setbacks in the demand from the cellular phone and other information technology-related industries. Given this adverse business environment, Matsushita implemented various structural reforms, including the centralization of manufacturing locations and the establishment of a new liquid crystal display (LCD) joint venture. In addition, to secure growth and profitability in this business category, Matsushita concentrates on the development of proprietary “black-box” technologies and the business expansion centered on the 120 strategic products that have the potential to achieve top global positions in their respective markets.

Matsushita’s semiconductors are primarily made up of integrated circuits, such as metal oxide semiconductor large-scale integration (LSI) circuits and bipolar integrated circuits, discrete devices and charge coupled devices. Matsushita has been strengthening development of multifunctional system LSI circuits, which form the basis of digital network-related equipment. Successful results in recent years included system LSI chip sets for DVD-ROM drives, MPEG-2 encoder chips, 32-bit microcontrollers with embedded dynamic RAM, system LSI chip sets for digital TV tuners and the world’s first single-chip MPEG-4 multi-codec system LSI circuits. Matsushita has also been a leader in optical pickup semiconductors for DVD equipment, charge coupled devices for video camcorders, and gallium-arsenide power modules for cellular phones. In April 2002, Matsushita commenced production of new 0.13-micron system LSIs and compound semiconductors at new facilities.

Matsushita manufactures general components, encompassing electronic circuit components, printed circuit boards, transformers, power supply components, coils, capacitors, resistors, tuners, speakers, ceramic components, and various sensors. Matsushita has recently been focusing on smaller, more advanced components for equipment downsizing and performance improvement. As part of this effort, Matsushita has expanded its production of compact multi-layer printed circuit boards of its own design and high frequency components for use in compact mobile communications equipment. In the year ended March 31, 2002, Matsushita augmented its range of specialty polymer aluminum electrolytic capacitors. Matsushita also developed cutting-edge ultracompact, high-capacitance products in the field of multiplayer ceramic chip capacitors and film capacitors. In areas related to digital networkable consumer products, Matsushita developed a surface-mounted circuit module for Bluetooth, a short-range wireless networking protocol.

In the area of display devices, Matsushita has recently added high-technology semi-stretched tension flat-surface CRTs and has further expanded this product series to include a model with a brightness level 20% higher than conventional models. Matsushita has been concentrating production of flat-surface CRTs in Japan, while shifting production of traditional CRTs overseas. In the year ended March 31, 2001, Matsushita developed the world’s thinnest 32- and 36-inch flat-surface high-definition direct-view CRTs for broadcast satellite digital high definition TVs. Matsushita also has been focusing on developing high-picture-quality LCD devices with faster picture response and wider viewing angles. In April 2002, Matsushita established Toshiba Matsushita Display Technology Co., Ltd., a new joint venture with Toshiba. The new joint venture has succeeded to LCD operations of the two parent companies, and will further commence manufacture of cutting-edge products, including low-temperature polysilicon LCD panels. Regarding plasma display panels (PDPs), the market for which is expected to grow significantly in the mid-term, Matsushita boosted its product lineup with the marketing of competitively-priced 50-inch and 37-inch units to add to its existing 42-inch model in 2001. Matsushita strengthened its manufacturing structure through a number of initiatives, including the commencement of production at a new PDP plant in China in December 2001.

In the area of electric motors, Matsushita recently augmented its FA equipment motor lineup with smaller, high-speed servomotors with greater energy efficiency than conventional models. During the year ended March 31, 2002, the Company enhanced the lineup of vibration motors for cellular phones and polygon mirror scanner motors for laser beam printers, while launching linear servomotors for industrial applications. In compressors, Matsushita is a world leader, primarily for air conditioners and refrigerators.

Matsushita is one of the world’s largest battery manufacturers, producing batteries ranging from manganese, alkaline, lithium, silver oxide and zinc air cells, to rechargeable batteries, such as lithium-ion, nickel metal-hydride, nickel-cadmium and sealed lead-acid batteries and storage batteries for automotive use, as well as various battery powered appliances. Among these, Matsushita has increased production of compact, high-performance batteries, such as long-life alkaline batteries and lithium-ion batteries, in recent years, as these batteries are increasingly used in compact electronic equipment. Matsushita is also at the forefront of nickel metal-hydride batteries for electric and hybrid electric vehicles, production of which has been expanding, as they are increasingly installed in the new cars of the leading Japanese auto manufacturers. In the year ended March 31, 2000, Matsushita launched a ultraslim (0.4 mm) manganese dioxide-lithium battery, known as the “paper coin,” for use in what are known as IC cards such as bank or credit cards. To strengthen its competitive position in the compact rechargeable batteries, Matsushita launched prismatic lithium-ion rechargeable batteries in the year ended March 31, 2001, and expanded its Osaka plant in the year ended March 31, 2002 to prepare for an extensive production increase in the future.

MARKETING CHANNELS

The table below shows a breakdown of Matsushita’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)

	Fiscal year ended March 31,

	2002		2001		2000

Japan	3,348	49%	4,034	53%	3,698	51%
North and South America	1,359	20	1,380	18	1,384	19
Europe	775	11	849	11	906	12
Asia and Others	1,395	20	1,419	18	1,311	18

Total	6,877	100%	7,682	100%	7,299	100%

Sales and Distribution in Japan

Domestic sales are handled or coordinated by several sales divisions organized according to the types of customers (consumers, corporate, government, manufacturing industry, and other respective industries) in order to meet the specific and ever-diversifying needs of consumers and various industries.

For the consumer market, Matsushita maintains the industry’s most extensive sales networks, supplying many electronics and appliance retailers throughout Japan, and expanding sales to volume retailers.

Matsushita sells its products to non-consumers, such as manufacturers, business corporations, construction companies and governments, through its sales divisions, sales offices and subsidiaries or through outside agencies. Sales to corporate and government customers are centered on information and communications equipment, and sales to the manufacturing industry are focused on industrial equipment and components.

In April 2001, Matsushita began implementing major reorganizations of its domestic consumer sales and distribution structure. As a first step, Matsushita restructured its corporate consumer products sales divisions, the sales functions of its product divisions and the advertisement division, into two new brand-name-linked marketing divisions: the Corporate Marketing Division for Panasonic Brand, which is primarily responsible for the products of the AVC Networks category, and the Corporate Marketing Division for National Brand, which is primarily responsible for the products of the Home Appliances category. In respect of distribution through local consumer electronics and appliance retailers, in October 2001, Matsushita consolidated its 22 regional consumer sales companies throughout Japan into a single company. Matsushita’s sales for volume retailers will also be strengthened by expanding supply chain management. In addition, on October 1, 2001, Matsushita’s credit sales subsidiary and leasing subsidiary were merged into one company, Matsushita Leasing & Credit Co., Ltd. By implementing these reforms and revitalizing its domestic consumer sales and distribution operations, Matsushita intends to create an efficient structure that ensures speedy responses to customer needs and realizes a significant reduction in distribution costs and an increased market share.

Overseas Activities

Matsushita operates 228 companies in 45 countries outside of Japan, including five regional headquarters, 49 manufacturing/sales companies, 93 manufacturing companies, 49 sales companies, 13 research organizations and four finance subsidiaries. International marketing of Matsushita’s products is conducted through the Company’s sales subsidiaries and affiliates and also through independent distributors. In addition, certain products are sold in foreign markets on an OEM basis and marketed under the brand names of third parties. The Company has been gradually strengthening overseas sales channels for industrial products and components as well as integrated systems products. These efforts are expected to broaden the scope of Matsushita’s overseas sales channels to add to the existing consumer products sales networks that Matsushita has in many countries and regions.

Overseas sales represented approximately 51% of the Company’s total consolidated sales in fiscal 2002.

In order to promote global business development and counter currency fluctuations, in recent years, the Company placed emphasis on building and expanding manufacturing facilities in newly developing areas, such as China and Eastern Europe, in addition to Southeast Asia. Specifically, Matsushita has been focusing on the strategy for China by strengthening the production capacity of its Chinese facilities for such products as DVD players, microwave ovens, compressors and components, and by building a new Chinese facility for plasma display panels. The Company entered into a basic agreement with TCL Holdings Co., Ltd., a Chinese electronics leader, in April 2002, to develop collaborative relationship with each other in this growth market.

Matsushita places emphasis on promoting localization of development of products and technologies to enhance competitiveness of individual overseas manufacturing sites. The Company is also reviewing the functions of its R&D, production and sales bases worldwide, integrating and relocating, as necessary, to achieve optimum efficiency of Matsushita’s global operations.

Customers

The largest markets for Matsushita have traditionally been consumer products. However, since the 1980s, the proportion of sales to non-consumer customers, such as governments, commercial and industrial corporations and other institutions, including large customers such as electric and electronic equipment manufacturers, automotive manufacturers and various other machinery makers, has been rising as Matsushita places increasing emphasis on industrial and commercial products and electronic components. Matsushita’s business is not materially dependent on any single customer.

SEASONALITY OF BUSINESS

The Company’s main business has no significant seasonality in terms of sales or profits. However, when it comes to the consumer electronics market, normally the fiscal third quarter is a peak because it falls in the year-end sales season for consumer durables in Japan and the holiday sales season in many overseas countries.

Additionally, seasonal appliances, such as air conditioners and refrigerators, have a different business cycle, in line with the practice of the relevant Japanese industry, which starts from October and ends in September. This does not have a material effect upon the Company’s overall operation.

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

In an attempt to improve operational efficiency and reduce parts and materials costs, Matsushita is centralizing in greater scale of its purchasing at its headquarters and at the internal divisional companies and subsidiaries levels. It is also reducing the number of its suppliers and standardizing parts and materials for common use throughout Matsushita.

PATENT LICENSE AGREEMENTS

Matsushita holds numerous Japanese and foreign patents and utility model registrations for its products and shares technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers has been increasing year by year.

Matsushita is a licensee under various license agreements which cover a wide range of products, including AV products, computers, communications equipment, semiconductors and other components. Matsushita has non-exclusive patent license agreements, with among others, Thomson Multimedia Licensing Inc. and Thomson Licensing S.A. covering a broad range of its products, including TVs, VCRs, CD players and CD-ROM drives. Matsushita has non-exclusive patent cross-license agreements, with among others, Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Certain internal divisional companies as successors to Matsushita Electronics Corporation, a former subsidiary now merged into the Company, have non-exclusive patent license agreements with Koninklijke Philips Electronics N.V. covering most of the items manufactured by such divisional companies, including semiconductor devices, various lamps, cathode-ray and electron tubes and certain other products.

Most of Matsushita’s license and technical assistance agreements are for three- to ten-year periods, unless the agreements cover specific patents to be licensed therein, in which case they are normally for the life of the patent.

The Company considers all of its technical exchange and license agreements beneficial to its operations.

COMPETITION

The markets in which the Company sells its products are highly competitive. Matsushita’s principal competitors, across the full range of its products, consist of several large Japanese and international manufacturers and a number of smaller and more specialized companies. In certain categories of products it encounters additional competition from companies in the United States, Europe and Asia. The Company expects that competition will continue to be intense both in Japan and abroad.

In addition, the recent advancement towards a borderless economy has applied pressure to Japanese manufacturers, including Matsushita, in terms of global price competition. To minimize the effects of these negative factors, the Company is devising various cost-reduction and efficiency measures to enhance competitiveness, such as innovating manufacturing processes through the use of information technology, increasing overseas production, and shortening production and distribution lead time through the introduction of supply chain management in cooperation with several overseas and domestic mass-scale retailers and cell-style production, as well as developing joint ventures and other cooperative agreements with domestic and overseas partners. Also, with the advancement of digital networking technologies, competition around the so-called “de facto” standard has become intense. In response, Matsushita has been strengthening its efforts for alliances with leaders of not only the electronics industry but also the software, devices, broadcasting, communications services and other industries.

GOVERNMENT REGULATIONS

Effective April 1, 2001, the Japanese government enacted the Law for Recycling of Specified Kinds of Consumer Electric Goods (the Recycling Law). The Recycling Law requires that consumers, retailers and manufacturers share the responsibility of recycling used TVs, refrigerators, air conditioners and washing machines.

To cope with requirements under the Recycling Law, Matsushita set up an effective system that can utilize its existing infrastructure of recycling and transportation companies throughout Japan for collection and recycling activities. The Company also established the Matsushita Eco Technology Center Co., Ltd. not only for dismantling used products and recycling scrapped materials, but also for research and development of recycling technology. Matsushita, as the industry leader in the domestic home appliance market, has been consistently working on environmental protection measures that meet or exceed standards set forth in the Recycling Law.

The Company is subject to a number of other government regulations in Japan and overseas, but overall, the Company presently manages to operate its business without any significant difficulty or financial burden in coping with them.

C.	Organizational Structure

In order to maintain production, sales and service activities in broad business areas as a comprehensive electronics manufacturer, Matsushita has traditionally operated under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on Groupwide strategic functions, such as corporate planning, personnel administration, finance and corporate communications, as well as corporate-level R&D, sales and marketing functions.

Principal divisional companies and subsidiaries as of March 31, 2002 are as listed below:

(1)	Internal divisional companies of Matsushita Electric Industrial Co., Ltd.:

Name of internal divisional company

AVC Company
Home Appliance & Housing Electronics Company
Air-Conditioner Company
Packaged Air-Conditioner Company
Motor Company
Semiconductor Company
Display Devices Company
Lighting Company
Factory Automation Company

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned

Matsushita Communication Industrial Co., Ltd.*	56.3%
Matsushita Electronic Components Co., Ltd.	99.3
Matsushita Industrial Equipment Co., Ltd.	100.0
Matsushita Battery Industrial Co., Ltd.	98.0
Matsushita Refrigeration Company	100.0
Kyushu Matsushita Electric Co., Ltd.*	51.5
Matsushita Seiko Co., Ltd.*	57.6
Matsushita Graphic Communication Systems, Inc. *	67.8
Matsushita Kotobuki Electronics Industries, Ltd. *	57.6
Victor Company of Japan, Ltd.	52.4

(* The asterisked companies are scheduled to become wholly-owned subsidiaries of Matsushita Electric Industrial Co., Ltd. via share exchanges, effective October 1, 2002.)

(3)	Principal overseas subsidiaries:

	Country of
Name of company	incorporation	Percentage owned

Matsushita Electric Corporation of America	U.S.A.	100.0%
Matsushita Electric Europe (Headquarters) Ltd.	U.K.	100.0
Matsushita Electric Asia Pte. Ltd.	Singapore	100.0
Matsushita Electric Espana S.A.	Spain	100.0
Matsushita Electric (Taiwan) Co., Ltd.	Taiwan	68.2
Matsushita Industrial Corporation Sdn. Bhd	Malaysia	99.3
Matsushita Television & Network Systems Co., (Malaysia) Sdn. Bhd	Malaysia	100.0
Matsushita Refrigeration Industries (S) Pte. Ltd.	Singapore	100.0
Matsushita Electronics (S) Pte. Ltd.	Singapore	100.0

Note:	Matsushita’s consolidated financial statements as of March 31, 2002 comprise the accounts of 304 consolidated companies plus 46 companies reflected by the equity method.

D.	Property, Plants and Equipment

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. The Company considers all of its factories well maintained and suitable for current production requirements.

The following table sets forth information as of March 31, 2002 with respect to manufacturing facilities:

	Floor Space
	(thousands of
Location	square feet)	Principal Products Manufactured

Osaka	9,228	VCRs, PDP TVs, DVD products, audio equipment, washing machines, other home appliances, information equipment, industrial equipment, components, batteries, kitchen fixtures.

Kanagawa	4,264	Communications, information and measuring equipment, VCRs, audio equipment, car AV equipment, compact discs, refrigerators, batteries.

Shiga	3,564	Air conditioners, refrigerators, compressors, vacuum cleaners.

Tochigi	1,869	TVs, TV picture tubes, information equipment.

Nara	1,992	Home appliances, gas and kerosene equipment, compact discs and DVD discs.

Okayama	1,905	VCRs, components, magnetic tapes and discs.

Kyoto	1,627	Semiconductors, components.

Ibaraki	1,118	Magnetic tapes.

Shikoku	3,694	VCRs, information equipment, home appliances.

Kyushu	3,216	Information and communications equipment, components, industrial equipment.

North America	7,715	TVs, home appliances, VCRs, DVD discs, car audio equipment, communications equipment, components, batteries.

Europe	4,184	VCRs, TVs, audio equipment, car audio equipment, home appliances, components, information and communications equipment.

Asia (excluding China)	17,673	TVs, VCRs, audio equipment, air conditioners, refrigerators, other home appliances, components, semiconductors, information and communications equipment, industrial equipment, compressors, batteries.

China	5,185	TVs, audio equipment, air conditioners, washing machines, other home appliances, car audio equipment, communications equipment, industrial equipment, compressors, components, batteries.

Other	17,009	Home appliances, industrial equipment, components, semiconductors, video and audio equipment, batteries, information and communications equipment.

Total	84,243

All of the above facilities and properties are fully owned by the Company, except for the land, some parts of which are leased from companies outside of the Matsushita Group.

In addition to its manufacturing facilities, Matsushita’s properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 7.7 million square feet, research and development facilities with an aggregate floor space of approximately 6.9 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 11.3 million square feet, and administrative offices with an aggregate floor space of approximately 19.0 million square feet.

As of March 31, 2002, Matsushita leased approximately 17.0 million square feet of floor space, most of which was for sales office space.

Substantially all of Matsushita’s properties are free of material encumbrances and Matsushita believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2002, there was no material problem, regarding both the productive capacity and the extent of utilization of the Company’s properties.

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

For fiscal 2003, the Company will make a capital investment of approximately 240 billion yen, for the purpose of production of new products and enhancement of production capacity and efficiency with a focus on such areas as AV and information and communications equipment (approximately 85 billion yen), and electronic components and devices including semiconductors and PDPs (approximately 124 billion yen).

The investments stated above will be funded mainly through internal sources.

Item 5.     Operating and Financial Review and Prospects

A.	Operating Results

Since the early to mid-1990s, the Japanese economy has been experiencing slow growth and stagnation. The continued general decline of Japanese real estate prices and a series of bank and corporate failures and the related instability in the Japanese financial system have increased economic uncertainty. In the year ended March 31, 2000, the Japanese economy began to recover moderately, owing to government economic stimulus packages and a surge in demand for information technology (IT)-related goods and services which resulted in a 1.9% increase in real gross domestic product. The recovery continued into the year ended March 31, 2001, especially in the first half, led by IT-related corporate capital investment. In the second half of that year, however, economic growth in Japan slowed once again due to sluggish consumer spending and weak growth in exports, along with a sharp slowdown in demand for IT and related products. On an annual basis, Japan’s gross domestic product grew 1.7% in real terms during the year ended March 31, 2001. For the year ended March 31, 2002, Japan’s real gross domestic product declined 1.3%, due mainly to the continuing recession in the global IT industry, sluggish capital spending and reduced exports. Slow consumer spending also contributed to the decline.

For the first part of the three years ended March 31, 2002, overseas economic conditions were generally favorable, particularly in the United States. From around the middle of the year ended March 31, 2001, however, economic growth in the United States began to slow down. This slowdown coincided with setbacks in the global IT industry, which had previously enjoyed rapid growth in demand centered on personal computers and cellular phones. These conditions are currently having negative effects on Asian and European economies, as well as the IT and related electronic equipment and components industries around the world.

During the period, sluggish consumer spending and capital investment have triggered deflation in Japan. The consumer price index in Japan declined 0.5% in the year ended March 31, 2000 and declined 0.5% again in the year ended March 31, 2001. In the year ended March 31, 2002, the consumer price index continued to fall, recording a decline of 1.0%. This deflationary trend has been reflected in the declining prices of goods and services in Japan, which have been putting pressure on the earnings of Japanese businesses.

Foreign currency exchange rates were volatile during the three-year period, with the Japanese yen generally weakening against such major currencies as the U.S. dollar and the Euro (see Section A of Item 3). In order to alleviate the effects of currency-related transaction risk, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also implemented matching of exports and imports exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities, or commitments denominated in currencies other than the operation’s functional currency.

In the face of the previously mentioned severe economic environment, Matsushita commenced, in April 2001, implementing its mid-term business plan, Value Creation 21, which covers the three-year period ending March 31, 2004. This plan is intended to respond to the changing business environment, especially society’s transition to a so-called ubiquitous networking society in the twenty-first century, to which Matsushita believes it must adapt in order to continue to satisfy customer needs and contribute to society. From the viewpoint of its financial results, Matsushita hopes, through the implementation of the plan, to achieve growth in sales and earnings by developing, manufacturing and selling products that respond to the needs of customers in the new era of the ubiquitous networking society, and by improving efficiency through restructuring programs which it hopes will also help to realize a sizable reduction in its fixed costs.

Matsushita’s consolidated sales and earnings results during the last three fiscal years, reflecting all of the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2000, net sales decreased 4.5% to 7,299 billion yen, mainly attributable to sluggish demand in Japan due to continued weak consumer spending, intense global price competition and yen appreciation. Net income totaled 100 billion yen increasing 311.2% over the previous year. Increased profitability in Components and Devices and improved overall efficiency could not fully offset the negative effects of price declines and yen appreciation on earnings. However, the significant net income increase was realized largely due to a non-operating gain of 59 billion yen from the sale of shares of EPCOS AG, a German electronic component manufacturing joint venture, as well as adjustments in net deferred tax assets in the previous fiscal year, which were not incurred in fiscal 2000.

In fiscal 2001, net sales rose 5.2% to 7,682 billion yen, due mainly to generally favorable economic conditions in Japan and overseas, as well as increased demand for IT-related products and components, especially in the first half of the fiscal year. Despite the positive effect of this sales gain and overall cost reduction and efficiency improvement efforts, net income declined 58.4% to 42 billion yen, largely because of restructuring expenses incurred to compensate employees in Japan subject to the new regional-based employee remuneration system and certain subsidiaries’ early retirement programs, both implemented as part of the mid-term Value Creation 21 plan. The absence of the previous year’s non-operating gain from the sale of EPCOS AG shares also adversely affected net income.

In fiscal 2002, net sales declined 10.5% to 6,877 billion yen. Sales in the video and audio equipment sector of the AVC Networks category rose, compared with fiscal 2001, attributable to steady growth in digital AV equipment. Sales in almost all other sectors, however, dropped from the previous year. Specifically, the information and communications equipment sector and the Components and Devices category were negatively affected by a worldwide downturn in IT-related industries, while reduced capital investment globally caused a steep fall in sales in the Industrial Equipment category. In addition to these sales declines, the Company incurred various restructuring expenses under the Value Creation 21 plan as mentioned below. Reflecting these adverse factors, along with corporate tax effects and a decrease in minority interests due to negative earnings of certain subsidiaries, the Company incurred a net loss of 431 billion yen.

Under the Value Creation 21 plan (see Section A of Item 4 for a description of the plan), Matsushita implemented in fiscal 2002 employment restructuring programs, including special early retirement programs for employees of the parent company and several subsidiaries in Japan, in order to meet employees’ ever-diversifying attitudes toward work. The number of employees who participated in the special early retirement programs totaled approximately 13,000 persons. Expenses related to these employment restructuring programs, including one-time payment packages to the early retirees, amounted to approximately 164 billion yen in fiscal 2002.

Concurrently, the Company recognized an impairment loss during fiscal 2002 related to the write-down of the machinery and equipment to manufacture display devices and other components. Matsushita also carried out business restructuring initiatives, including the closure or integration of several manufacturing locations in Japan and overseas to maintain competitiveness and increase capital efficiency. Expenses related to the impairment loss and business restructuring totaled 86 billion yen in fiscal 2002.

For expected cost savings in fiscal 2003 as a result of the above employment and business restructuring, see Section D of this Item 5 - Trend Information.

Details of operating and financial results during the last three fiscal years are as follows:

Year ended March 31, 2002 compared with 2001

(1)	Sales

Consolidated net sales for fiscal 2002 were down 10.5% to 6,877 billion yen from 7,682 billion yen in the previous year. The decline was mainly a result of negative effects of the recession in the global IT industry and weak economic conditions in Japan and overseas. The recession in Japan deepened with sluggish consumer spending and retracted capital investment, while overseas, the slowdown in U.S. economic growth, combined with the September 11 terrorist attacks, led to a weakening of Asian and European economies.

Domestic sales fell 17.0% to 3,348 billion yen. This decrease was mainly a result of slow sales of products in the AVC Networks category, particularly information and communications equipment. In components and devices, as well, setbacks in the information and communications-related industries resulted in depressed sales of general components, semiconductors and electric motors. Overseas sales were 3,528 billion yen, down 3.3% when translated into yen and down 10.5% on a local currency basis. Sharp sales declines of components and devices were a major factor in the overseas sales decline.

(2)	Other Revenues (Revenue excluding Net Sales)

Other revenues include interest income, dividends received and other income. Of these, interest income decreased 23.2% to 34 billion yen, and dividends received also decreased 25.1% to 9 billion yen. Other income remained mostly flat, decreasing only 0.6% to 54 billion yen.

(3)	Costs and Expenses

As net sales declined, cost of sales decreased 6.3% to 5,134 billion yen and selling, general and administrative expenses also decreased 2.9% to 1,954 billion yen. Meanwhile, interest expense decreased 5.3% to 41 billion yen, owing to a reduction in the Company’s borrowings. However, other deductions increased 153.9% to 391 billion yen, including 164 billion yen related to employment restructuring programs, such as additional retirement allowances for special early retirement programs, 86 billion yen related to business restructuring expenses, such as impairment losses, and other expenses associated with the closure or integration of several manufacturing locations, and a write-down of 93 billion yen on investment securities, compared with restructuring charges for fiscal 2001, which included one-time expenses of 100 billion yen associated with the implementation of the regional-based employee remuneration system and early retirement programs in several domestic subsidiaries. The aggregate restructuring accrual of 6,660 million yen at the end of fiscal 2002 mainly consists of rental cancellation penalty fees under contractual obligations and compensation fees for subcontractors in several subsidiaries. It is expected that the restructuring accrual balance will be paid during fiscal 2003.

(4)	Income (Loss) before Income Taxes

As a result of the above factors, income before income taxes turned to a loss of 548 billion yen, compared with a pretax profit of 101 billion yen in fiscal 2001.

(5)	Provision for Income Taxes

Provision for income taxes generated a benefit of 57 billion yen, compared with an expense of 50 billion yen in the previous year. Its ratio to income (loss) before income taxes turned to 10.4%, from 49.5% a year ago. This is mainly due to an increase of valuation allowance for deferred tax assets.

(6)	Minority Interests

Minority interests decreased to negative 60 billion yen for fiscal 2002, compared with 22 billion yen in fiscal 2001, reflecting depressed or negative earning results of several subsidiaries.

(7)	Equity in Earnings of Associated Companies

Equity in earnings of associated companies decreased to 59 million yen, from the previous year’s 13 billion yen, due mainly to decreased earnings of associated companies.

(8)	Net Income (Loss)

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net loss of 431 billion yen for fiscal 2002, compared with a net income of 42 billion yen in the previous fiscal year.

(9)	Results of Operations

Beginning in the year ended March 31, 2002, Matsushita discloses results of operations according to the reclassified product segments; AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices. Accordingly, information for previous years has been restated to correspond to the new classifications.

Results of operations by business segment were as follows:

AVC Networks sales declined 5.3% to 4,052 billion yen, from 4,280 billion yen in the previous year. Within this category, despite sluggish sales of VCRs, overall sales of video and audio equipment grew 2.3% from the previous year to 1,797 billion yen, due mainly to increased overseas sales of TVs and rapid worldwide sales expansion of DVD equipment and discs. Sales of information and communications equipment declined 10.7% to 2,255 billion yen. Although strong sales were recorded for car AV equipment and broadcast- and business-use AV equipment, drastically reduced sales in mobile communications equipment, specifically cellular phones, and hard disk drives, resulted in an overall sales decrease within this category.

With respect to this segment, Matsushita’s segment profit decreased from 104 billion yen for the year ended March 31, 2001 to a loss of 52 billion yen for the year ended March 31, 2002. The sharp decrease in profit was mainly due to lower sales in mobile communications equipment, including cellular phones, and the severe market price competition in video and audio equipment.

Sales of Home Appliances decreased 10.4% to 1,179 billion yen. Although microwave ovens and vacuum cleaners recorded strong sales overseas, weak domestic demand for refrigerators and washing machines, partly due to unusually high sales at the end of the previous fiscal year prior to the enactment of a new recycling law in Japan, worked to lower overall sales in this category.

With respect to this segment, Matsushita’s segment profit fell 30.4% from 55 billion yen for the year ended March 31, 2001 to 38 billion yen for the year ended March 31, 2002. The cost reduction efforts could not offset the adverse effect of overall sales decrease.

Sales of Industrial Equipment were 296 billion yen, down 37.7% from the previous year. As orders from IT-related industries remained slow, domestic and overseas sales of factory automation (FA) equipment were negatively impacted, leading to a sharp sales decrease in this category.

Due to the significant declines of sales, Matsushita’s segment profit for Industrial Equipment decreased from 18 billion yen for the year ended March 31, 2001 to a loss of 44 billion yen for the year ended March 31, 2002.

Sales of Components and Devices decreased 20.4% to 1,973 billion yen. This was mainly due to sharp declines in sales of general components, semiconductors, liquid crystal display (LCD) devices and batteries all mainly for cellular phone- and IT-related industries.

With respect to this segment, Matsushita’s segment profit decreased from 89 billion yen for the year ended March 31, 2001 to a loss of 96 billion yen for the year ended March 31, 2002, principally owing to significantly reduced sales and further price reductions to meet customer demands.

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

Domestic sales climbed 9.1% to 4,034 billion yen. This increase was achieved through solid growth in Industrial Equipment, including FA equipment, as well as Components and Devices, such as general electronic components and semiconductors. A moderate recovery in AVC Networks, achieved mainly by growth in digital AV equipment also contributed to the increase in domestic sales. Overseas sales were 3,648 billion yen, up 1.3% when translated into yen and up 5.0% on a local currency basis, with the Components and Devices category leading the way.

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

Provision for income taxes amounted to 50 billion yen, compared with 137 billion yen in the previous year. Its ratio to income before income taxes dropped to 49.5%, from 62.7% a year ago, due mainly to a lower increase in the valuation allowance for deferred tax assets.

(6)	Minority Interests

Minority interests increased to 22 billion yen, compared with negative 1 billion yen in fiscal 2000, reflecting the earnings improvements and turnaround from losses of certain subsidiaries.

(7)	Equity in Earnings of Associated Companies

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

(9)	Results of Operations

Results of operations by business segment, as restated on the basis of the business segment classifications effective from the year ended March 31, 2002, were as follows:

Sales of the AVC Networks segment increased 4.9% from 4,082 billion yen for the year ended March 31, 2000 to 4,280 billion yen for the year ended March 31, 2001. Within this segment, sales of video and audio equipment increased, due mainly to solid sales of color TVs and DVD players worldwide, and digital TVs and compact disc music albums in Japan, which more than offset decreased sales of VCRs and audio equipment. Sales of information and communications equipment also increased, largely due to an expansion in mobile communications equipment, such as cellular phones, along with steady increases in sales of personal computers, CD-R/RW drives and car AV equipment. However, overseas sales of information and communications equipment were down slightly, as they were hampered by a global downturn in the IT industry during the second half of the fiscal year.

With respect to this segment, Matsushita’s segment profit increased 3.0% from 101 billion yen for the year ended March 31, 2000 to 104 billion yen for the year ended March 31, 2001. The sales increase and cost reduction efforts offset the adverse effects of severe market price competition and the appreciation of the yen.

Sales of the Home Appliances segment increased 0.8% from 1,306 billion yen for the year ended March 31, 2000 to 1,316 billion yen for the year ended March 31, 2001. This was principally attributable to the market success of new products, mainly in Japan, such as centrifugal force washer/dryer and a cordless rechargeable vacuum cleaner offering extended continuous operation, and temporary high sales at the fiscal year-end prior to the April 2001 enactment of a home appliance recycling law in Japan.

With respect to this segment, Matsushita’s segment profit increased 28.7% from 42 billion yen for the year ended March 31, 2000 to 55 billion yen for the year ended March 31, 2001, primarily due to its cost reduction efforts despite the adverse effects of declines in market prices of products.

Sales of the Industrial Equipment segment increased 21.3% from 391 billion yen for the year ended March 31, 2000 to 475 billion yen for the year ended March 31, 2001. This was mainly attributable to robust sales of FA equipment, such as electronic parts-mounting machines, mainly for the information and communications equipment industry.

With respect to this segment, Matsushita’s segment profit decreased 11.8% from 20 billion yen for the year ended March 31, 2000 to 18 billion yen for the year ended March 31, 2001, mainly owing to the devaluation of FA equipment inventory despite sales increase.

Sales of the Components and Devices segment increased 5.1% from 2,358 billion yen for the year ended March 31, 2000 to 2,478 billion yen for the year ended March 31, 2001. This was attributable to solid sales in both domestic and overseas markets, in such lines as general electronic components, semiconductors, LCD devices and electric motors, mainly for mobile communications equipment and digital AV products.

With respect to this segment, Matsushita’s segment profit increased 34.1% from 66 billion yen for the year ended March 31, 2000 to 89 billion yen for the year ended March 31, 2001, principally owing to sales increases and efforts to reduce costs, despite the negative impact of price declines.

B.	Liquidity and Capital Resources

Matsushita’s Liquidity Profile

The two tables below show Matsushita’s cash payment obligations and guarantees and other commercial commitments, broken down by the amount of payments due for each of the periods specified below, as of March 31, 2002:

	Yen (millions)

	Payments Due by Period

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years

Contractual Obligations:
Long-Term Debt	953,235	263,807	379,154	200,258	110,016
Capital Lease Obligations	4,128	1,664	1,962	482	20
Operating Leases	98,158	14,483	40,792	42,883	—
Unconditional Purchase Obligations	6,496	6,496	—	—	—

Total Contractual Cash Obligations	1,062,017	286,450	421,908	243,623	110,036

Yen (millions)

Total Amounts Committed

Other Commercial Commitments:
Letters of Credit	20,153
Guarantees	59,521

Total Commercial Commitments	79,674

Letters of credit generally have contractual lives of less than one year. Loan guarantees are principally provided on behalf of associated companies, customers and retailers and generally have long-term contractual lives coinciding with the maturities of the guaranteed obligations.

In October 2001, Matsushita sold machinery and equipment, which are used to manufacture semiconductors for 44 billion yen. The assets were sold to a special-purpose entity, which in turn leased them back to Matsushita over a period of four years. Sumitomo Mitsui Banking Corporation provided to the special-purpose entity a loan with the same term as that of the resulting leases. The loan paid for approximately 88% of the cost of the machinery and equipment. SMBC Leasing Company, Limited, an affiliate of Sumitomo Mitsui Banking Corporation, owns, through the special-purpose entity, an equity interest in the machinery and equipment, representing approximately 12% of the cost. The leases are classified as operating leases for U.S. GAAP purposes. Matsushita entered into another similar sale and lease-back arrangement in the amount of 64 billion yen in March 2002.

On January 10, 2002, Matsushita publicly announced that it would repurchase its own shares in Japan pursuant to Japanese law. Matsushita also announced its intention to hold such repurchased shares as treasury stock to increase capital efficiency, and to use some or all of the repurchased shares for the share exchanges to transform five of its subsidiaries into wholly-owned subsidiaries, (see Section A of Item 4 – Information on the Company). Matsushita set the maximum aggregate purchase amount at 100 billion yen and the maximum aggregate number of shares to be purchased at 60 million shares. The period of purchase began on January 11, 2002 and ended on April 19, 2002. During that period, Matsushita acquired 59,586,000 shares.

Also on January 10, 2002, Matsushita publicly announced that it would issue straight bonds in Japan to raise funds necessary for its future business development, including such needs as working capital, redemption at maturity of outstanding convertible bonds and the repurchase of its shares discussed above. Matsushita had previously set up a shelf registration in Japan for issuances of straight bonds, including those announced on January 10, 2002, with the maximum aggregate principal amount of 500 billion yen within two years from December 29, 2001. On February 14, 2002, Matsushita issued straight bonds in the aggregate principal amount of 300 billion yen.

Matsushita’s policy on Financial Position and Liquidity

As its basic policy, Matsushita has long placed emphasis on maintaining sound balance sheets, and on generating as much available funding as possible from internal sources through efforts to raise the operational efficiency or asset turnover ratios, so as not to overly rely on external fund raising. This conservativeness is exemplified in the tradition of maintaining the ratio of stockholders’ equity to total assets at a relatively high level and keeping a large cash balance. The ratio of stockholders’ equity to total assets as of March 31, 2002 stood at 42.5%, although the total of short-term borrowings and long-term debt increased to 1,200 billion yen as of March 31, 2002, from 1,090 billion yen a year ago. Cash balance (the total of cash and cash equivalents plus time deposits with a maturity of more than three months) also remained at the relatively high level of 1,421 billion yen as of March 31, 2002, increasing slightly from the previous year’s 1,376 billion yen due mainly to decreased inventories and capital investment during fiscal 2002.

With this cash balance, combined with generally high credit ratings from the world’s leading credit rating agencies, Matsushita believes that it has sufficient sources of liquidity for either working capital or long-term investment needs.

As of March 31, 2002, the outstanding balance of short-term borrowings totaled 508 billion yen, and long-term debt was at 692 billion yen. Of the short-term borrowings, 98 billion yen is the current portion (maturity of less than one year) of outstanding convertible bonds. Matsushita’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 7 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

In recent years, Matsushita has focused on raising capital efficiency upon review of its balance sheet. As part of this move, the Company initiated an endeavor to achieve more efficient utilization of available cash resources held by subsidiaries and associated companies. This is achieved by lending such cash resources to other Group companies, as necessary, through a network of cash management systems at financial subsidiaries located in each global region. Through this operation, the Company is working on the reduction of both excess cash and borrowings on a consolidated Groupwide basis, along with reducing interest and related cost payments to outside financial institutions, to help realize a lean balance sheet.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2002 Financial Position and Liquidity

The Company’s consolidated total assets at the end of fiscal 2002 decreased to 7,627 billion yen, compared with 8,156 billion yen at the end of fiscal 2001. This decline was chiefly a result of a reduction in accounts receivable, caused by lower sales, and a reduction in inventories, along with companywide efforts to reduce capital investment in plant and equipment.

Stockholders’ equity at the end of fiscal 2002 also dropped, to 3,243 billion yen, from 3,773 billion yen in the previous year. This was largely attributable to a decrease in retained earnings caused by the net loss, as well as declines in accumulated other comprehensive income (loss), including minimum pension liability adjustments, despite the positive effect of the yen’s year-end exchange rate on cumulative translation adjustments. The Company’s repurchase of its own shares of common stock in an effort to improve capital efficiency also resulted in reduced stockholders’ equity.

The Company’s capital investment (excluding intangibles) during fiscal 2002 totaled 309 billion yen, a decrease from the previous year’s figure of 504 billion yen. This was mainly in response to a severe business environment, in which the Company cut back capital investment, particularly for components and devices, such as semiconductors. Depreciation (excluding intangibles) during the year also fell, to 323 billion yen, compared with 345 billion yen in the previous year.

Net cash provided by operating activities in fiscal 2002 amounted to 77 billion yen, compared with 392 billion yen in the previous fiscal year. This reduction was primarily attributable to a net loss and a decrease in trade payables that were greater than the decreases in trade receivables and inventories. Net cash used in investing activities amounted to 70 billion yen, compared with 583 billion yen in fiscal 2001, principally owing to an investment decrease in time deposits and a reduction of capital expenditures. Net cash provided by financing activities was 29 billion yen, compared with net cash used in financing activities of 113 billion yen a year ago, due mainly to a decrease in repayments of long-term debt despite an increase in repurchase of common stock. All these activities, compounded by the effect of exchange rate changes, resulted in a net increase of 51 billion yen in cash and cash equivalents during fiscal 2002. Cash and cash equivalents at the end of fiscal 2002 totaled 900 billion yen, compared with 849 billion yen a year ago. These are primarily held in yen (79%) and U.S. dollars (4%).

Commitments for Capital Expenditures

As of March 31, 2002, commitments outstanding for the purchase of property, plant and equipment amounted to 6 billion yen.

C.	Research and Development

Matsushita considers research and development to be a key factor in its success and essential to the achievement of its corporate theme: to provide the utmost satisfaction to customers throughout the world through differentiated products and services and to contribute to the progress and happiness of mankind. Under this theme, Matsushita is committed to research and development activities that create next-generation businesses from a mid- to long-term viewpoint, while at the same time supporting current or ongoing products and businesses.

The main focus of Matsushita’s research and development activities has been increasingly directed to digital networks and the environment and energy. During the year ended March 31, 2001, in order to speedily address these themes, Matsushita categorized its research and development activities into four main technological areas: multimedia software, devices and environment- and energy-related technologies, semiconductors, and production engineering and quality control. At the same time, Matsushita increased communication and collaboration between corporate research and development centers and divisional technology centers and departments across various product areas. This strategic approach enabled Matsushita to launch several “product firsts” onto the market while at the same time forming the base for the creation of new growth businesses. Matsushita also worked on the expansion of its global research and development networks, establishing a number of research and development centers in North America, Europe and Asia.

Notwithstanding such progress, as part of its “Value Creation 21” plan, Matsushita further reviewed all corporate-wide research and development organizations spanning various divisions in a decentralized manner. As a result of this thorough review, and to enable concentration of research and development resources into strategic areas, Matsushita established a “Strategic Products Development Platform” structure in December 2001. Under this new structure, Matsushita has identified nearly 20 strategic product categories which require even more specialized technologies and to which virtually all corporate-level and divisional-level R&D efforts are concentrated. These strategic product categories include: digital TVs; home AVC servers; AVC mobile; mobile communications; car electronics; home gateways; color printing; home networking; fuel cell cogeneration systems; life line systems; mobile devices; circuit devices; secondary batteries; display devices; lighting devices; and strategic semiconductors. Matsushita plans to establish a development center or development task force for each category, concentrating all relevant development resources. Concurrently, to develop the technologies that support these strategic products, Matsushita established corporate-level core technology development groups, which are responsible for the following areas: multimedia software technology; semiconductor technology; devices, environment and production engineering technologies; and cutting-edge technologies.

Total expenditures for research and development amounted to 526 billion yen, 544 billion yen and 566 billion yen for the three fiscal years ended March 31, 2000, 2001 and 2002, respectively, representing 7.2%, 7.1% and 8.2% of Matsushita’s total net sales for each of those periods.

D.	Trend Information

The slow growth and stagnation of the Japanese economy in recent years and the erosion in the strength of the global economy in recent months, and setbacks in the global IT and related industries that have been continuing for over a year, have had a major negative impact on Matsushita’s results of operations.

During the year ended March 31, 2002, the Japanese economy continued to deteriorate due to stagnant consumer demand and slow capital investment. Growing uncertainty has been mounting about the outlook for the Japanese economy. The U.S. economy has shown modest signs of recovery after a downturn following the terrorist attacks of September 11, 2001, but its outlook remains uncertain at this point. In the meantime, the Asian and European economies have generally weakened.

The severe conditions of the Japanese and global economies have caused decreases in Matsushita’s sales in a number of product areas, with significant negative impact on its results of operations in the year ended March 31, 2002. Within its major product categories, Matsushita has been experiencing negative effects on the sales of cellular phones and PC-related products, as well as components and devices and FA equipment. With respect to cellular phones, the slowdown in growth in demand that began in the second half of the year ended March 31, 2001 continued into the year ended March 31, 2002. This contributed to the buildup of industry-wide excess inventory of cellular phones and reduced shipments of Matsushita’s handsets. Similarly, the inventories of personal computers and related products also increased, reflecting the downturn in the market for those products. Meanwhile, Matsushita has suffered substantially reduced orders for components and devices and FA equipment from the global IT industry, as well as declining prices. Matsushita has also been suffering the negative effects of slow consumer spending on its consumer products in Japan, as well as weak overseas demand reflecting the economic slowdowns in the United States and other regions.

Matsushita expects that the sluggish conditions in the domestic market and fierce price competition in Japan and overseas will persist during the current fiscal year, ending March 31, 2003. In this severe business environment, Matsushita will strive to achieve a sales increase by introducing a range of new products, including its “V-Products” which are competitive products that Matsushita believes have the potential to achieve top share in high-volume markets and contribute to the Company’s overall performance. Together with benefits from the restructuring measures implemented during the year ended March 31, 2002, including reduced fixed costs due to the employment restructuring initiatives and the closure or integration of manufacturing locations in and outside Japan, Matsushita aims to realize a recovery in earnings. For fiscal 2003, Matsushita currently expects a reduction in costs of about 119 billion yen as a result of the employment restructuring initiatives, and a savings of approximately 52 billion yen related to the closure or integration of manufacturing locations. However, whether or not Matsushita will succeed in achieving an earnings recovery during the current fiscal year will depend on numerous factors, many of which are beyond Matsushita’s control. As a mid-term growth strategy, Matsushita will implement a comprehensive Groupwide business and organizational restructuring upon transforming five of its subsidiaries into wholly-owned subsidiaries in the second half of the current fiscal year ending March 31, 2003. Matsushita currently expects that any positive effects of such Group restructuring will arise in or after the next fiscal year.

In June 2002, the Company and certain of its domestic subsidiaries obtained approval from the Ministry of Health, Labour and Welfare (the Ministry) for an exemption from the future benefit obligation with respect to the substitutional portion of each Employees Pension Fund (EPF) that the Company and certain of its domestic subsidiaries operate on behalf of the government in accordance with Japanese Welfare Pension Insurance Law, following the enactment in April 2001 of a new law concerning the defined benefit pension plans in Japan. The Company and certain of its domestic subsidiaries will apply for the return of the past benefit obligation of the substitutional portion of each EPF. Settlement of the past benefit obligation of the substitutional portion and the return of the pension assets to the government will be carried out by December 15, 2003. Matsushita currently expects that any positive effects of an exemption from the future benefit obligation and the settlement of the past benefit obligation with respect to the substitutional portion of each EPF will principally arise in the next fiscal year.

E.	Accounting Principles

Critical Accounting Policies

The Company has identified the following critical accounting policies which are important to its financial condition and results of operations, and require management’s judgments.

Long-lived Assets

The useful lives of property, plant and equipment are summarized in Note 1(o) to the consolidated financial statements included in this annual report and reflect the estimated period that the Company expects to derive economic benefit from their use. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, the Company considers the likelihood of technological obsolescence, changes in demand for the products related to such equipment, and other factors which may affect their utility. The effect of any future changes to the estimated useful lives of the equipment and machinery could be significant to the Company’s results of operations.

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Factors which may contribute to the need for future impairment charges include changes in the use of the assets resulting from the Company’s restructuring initiatives, technological changes or any significant declines in the demand for the related products.

Valuation of Available-for-sale Securities

The Company holds available-for-sale securities included in short-term investments and investments and advances. Available-for-sale securities are carried at fair value with unrealized holding gains and losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities classified as available-for-sale are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer.

Valuation of Inventory

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. The Company routinely reviews its inventories for their saleability and for indications of obsolescence to determine if inventories should be written-down to net realizable value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of its inventories, the Company considers the age of the inventory and the likelihood of spoilage or changes in market demand for its inventories.

Warranties

The Company makes estimates of potential warranty claims related to its revenues. The Company provides for such costs based upon historical experience and its estimate of the level of future claims. Management makes judgments and estimates in connection with establishing the warranty reserve in any accounting period. Differences may result in the amount and timing of its revenue for any period if the Company makes different judgments or utilizes different estimates.

Valuation of Accounts Receivable and Noncurrent Receivables

The Company reviews its accounts receivable on a periodic basis and provides an allowance for doubtful receivables based on historical loss experience and current economic conditions. In evaluating the collectibility of individual receivable balances, the Company considers the age of the balance, the customers’ historical payment history, their current credit-worthiness and adequacy of collateral.

The Company records noncurrent receivables at cost, less the related allowance for impaired receivables. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows or the fair value of the collateral. Cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until the principal has been recovered and are recognized as interest income thereafter. Management’s judgment is required in making estimates of the future cash flows of an impaired loan. Such estimates are based on current economic conditions and the current and expected financial condition of the debtor.

Accounting for Derivatives

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments principally to manage foreign currency risks resulting from transactions denominated in currencies other than the Japanese yen. As discussed in Note 1(n) to the consolidated financial statements included in this annual report, the Company recognizes all derivatives as either assets or liabilities on the balance sheet at their fair value. Changes in the fair value of those derivatives are reported in earnings or other comprehensive income depending on their use and whether they qualify for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values or cash flows of the hedged item. The Company evaluates and determines on a continuous basis if the derivative remains highly effective in offsetting changes in the fair value or cash flows of the hedged item. If the derivative ceases to be highly effective in offsetting changes in the fair value or cash flows of the hedged item, the Company discontinues hedge accounting prospectively. Because the derivatives the Company uses are not complex, significant judgment is not required to determine their fair values. Fair values are determined principally by receiving quotations from banks or brokers.

Loss Contingencies

Loss contingencies may from time to time arise from situations such as product liability claims, disputes over intellectual property rights, and other legal actions. Loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. In recording liabilities for probable losses, management is required to make estimates and judgments regarding the amount or range of the probable loss. Management continually assesses the adequacy of estimated loss contingencies and, if necessary, adjusts the amounts recorded as better information becomes known.

New Accounting Pronouncements

The Company will adopt Emerging Issues Task Force Issue (EITF) 01-9 “Accounting for Consideration Given by a Vender to a Customer or Reseller of the Vendor’s Products” in the fiscal year beginning April 1, 2002. The Company does not expect that the adoption of EITF 01-9 will materially affect the results of operations or financial position.

In June 2001, FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations be accounted for by the purchase method and changes the criteria for recognition of intangible assets acquired in business combinations. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets that have indefinite useful lives no longer be amortized but should be tested at least annually for impairment. Intangible assets that have estimable useful lives will continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing for impairment of goodwill and intangibles with indefinite useful lives. The provisions of SFAS No. 142 will be effective from the fiscal year beginning April 1, 2002, however, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of SFAS No. 142. The adoption of SFAS No. 141 did not have a material effect on the Company’s results of operations or financial position. The Company does not expect that the adoption of SFAS No. 142 will materially affect the results of operations or financial position.

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company will adopt the provisions of SFAS No. 143 on April 1, 2003. The Company does not expect that the adoption will materially affect the results of operations or financial position.

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” applicable for the fiscal year beginning April 1, 2002. SFAS No. 144 amends the existing guidance on accounting for the impairment of long-lived assets to be held or used, establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company does not expect that the adoption of SFAS No. 144 will materially affect the results of operations or financial position.

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

The Corporate Auditors of the Company are not required to be, and are not certified public accountants. However, at least one of the Corporate Auditors should be a person who has not been a Director, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his election as a Corporate Auditor. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company’s affairs. The Corporate Auditors are required to attend meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

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

The following table shows information about Matsushita’s Directors and Corporate Auditors after the ordinary general meeting of shareholders held on June 27, 2002, including their dates of birth, positions, responsibilities and their brief personal records.

Name	Positions, responsibilities and brief personal records

(Date of birth)

Yoichi Morishita	Chairman of the Board of Directors – since June 2000
(Jun. 23, 1934)	-1987	Director of the Company;
	-1992	Executive Vice President and Director of the Company;
	-1993	President and Director of the Company.

Masayuki Matsushita	Vice Chairman of the Board of Directors – since June 2000
(Oct. 16, 1945)	-1986	Director of the Company;
	-1992	Senior Managing Director of the Company;
	-1996	Executive Vice President and Director of the Company.

Kunio Nakamura	President and Director – since June 2000
(Jul. 5, 1939)	-1993	Director of the Company, and Director of Corporate Management Division for the Americas;
	-1996	Managing Director of the Company;
	-1997	Senior Managing Director of the Company, and President of AVC Company.

Atsushi Murayama	Executive Vice President and Director – since June 2000
(Mar. 29, 1938)	In charge of Planning, Personnel and General Affairs.
	-1995	Director of the Company;
	-1997	Managing Director of the Company;
	-1998	Senior Managing Director of the Company.

Takashi Kawada	Executive Vice President and Director – since June 2001
(Mar. 13, 1937)	In charge of Communications and Automotive Electronics Business.
	-1989	Director of Matsushita Communication Industrial Co., Ltd. (MCI);
	-1993	President of MCI.

Name	Positions, responsibilities and brief personal records

(Date of birth)

Kazuo Toda	Senior Managing Director – since June 1999
(Feb. 13, 1941)	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand, Corporate Consumer Products Distribution Division, Corporate Commodity Sales, Housing Equipment Sales, Electrical Supplies Sales, Advertising, Logistics, and Corporate CS Division.
	-1994	Director of the Company, and in charge of Home Appliance Business;
	-1996	Managing Director of the Company;
	-1997	President of Home Appliance & Housing Electronics Company;
	-2000	President of AVC Company;
	-2001	Director of Corporate Marketing Division for Panasonic Brand.

Osamu Tanaka	Senior Managing Director – since June 1999
(Nov. 1, 1940)	Tokyo Representative, and in charge of Public and Private Institutions, Recycling Business Promotion and Panasonic Center.
	-1995	Director of the Company, and Director of Corporate Consumer Sales Division;
	-1997	Managing Director of the Company;
	-1999	In charge of Corporate Consumer Sales;
	-2001	In charge of Corporate Consumer Products Distribution Division and Public and Private Institutions.

Sukeichi Miki	Senior Managing Director – since June 2001
(Feb. 5, 1940)	In charge of Technology, Intellectual Property and Overseas Research Laboratories.
	-1997	Director of the Company, and in charge of Multimedia Technology;
	-1999	Managing Director of the Company, and in charge of Technology and Overseas Research Laboratories;
	-2000	In charge of Intellectual Property.

Yukio Shohtoku	Managing Director – since June 1999
(Nov. 8, 1939)	In charge of Overseas Operations.
	-1993	Associate Director of Corporate Management Division for Asia, Oceania and the Middle East;
	-1994	Director of the Company, and Director of Corporate Management Division for China;
	-2000	In charge of Overseas Operations.

Name	Positions, responsibilities and brief personal records

(Date of birth)

Takami Sano	Managing Director – since June 2000
(Apr. 2, 1943)	In charge of Industrial Sales, Semiconductor Sales, Factory Automation Sales and Automotive Electronics Sales, Director of Corporate Industrial Marketing & Sales Division, and President of Factory Automation Company.
	-1992	Director of Matsushita Battery Industrial Co., Ltd.;
	-1998	Director of the Company, and Director of Corporate Industrial Marketing & Sales Division.

Susumu Koike	Managing Director – since June 2000
(Nov. 15, 1945)	In charge of Device Technology, Environmental Technology, Production Engineering and Recycling Process Systems Business, and President of Semiconductor Company.
	-1993	Director of Matsushita Electronics Corporation;
	-1998	Director of the Company, and in charge of Semiconductor Technology;
	-2001	President of Semiconductor Company.

Fumio Ohtsubo	Managing Director – since June 2000
(Sep. 5, 1945)	President of AVC Company, and Business Group Executive of AVC Network Business Group, and in charge of Storage Device Business.
	-1998	Director of the Company, and Vice President of AVC Company;
	-2001	Business Group Executive of AVC Network Business Group.

Haruo Ueno	Managing Director – since June 2001
(Nov. 9, 1940)	Director of Corporate Legal Affairs Division.
	-1965	Joined the National Police Agency;
	-1994	Joined the Company as Advisor;
	-1998	Director of the Company, and Director of Corporate Legal Affairs Division.

Hidetsugu Otsuru	Managing Director – since June 2001
(Aug. 20, 1943)	President of Display Devices Company, and in charge of Quality and Environment.
	-1998	Director of the Company, and in charge of Corporate Quality Administration Division and Purchasing Administration Department;
	-1999	President of Matsushita Electronics Corporation;
	-2001	President of Display Devices Company.

Yoshiaki Kushiki	Managing Director – since June 2001
(Jan. 17, 1946)	In charge of Multimedia Technology and Software Technology.
	-1997	Director of Multimedia Development Center;
	-1999	Director of the Company, and in charge of Multimedia Technology.

Name		Positions, responsibilities and brief personal records

(Date of birth)

Josei Ito	Director – since June 1994
(May 25, 1929)	(Chairman of the Board of Nippon Life Insurance Co.)
	-1989	President of Nippon Life Insurance Co.;
	-1997	Chairman of the Board of Nippon Life Insurance Co.

Toshio Morikawa	Director – since June 2000
(Mar. 3, 1933)	(Executive Advisor of Sumitomo Mitsui Banking Corporation)
	-1997	Chairman of the Board of The Sumitomo Bank, Ltd.;
	-2001	Executive Advisor of Sumitomo Mitsui Banking Corporation.

Hiroaki Enomoto	Director – since June 1996
(Nov. 3, 1942)	Director of Tokyo Branch, and in charge of Public and Private Institutions.
	-1965	Joined the Ministry of International Trade & Industry;
	-1995	Joined the Company as Corporate Advisor;
	-1998	Director of Tokyo Branch, and in charge of Public and Private Institutions.

Toshio Sugiura	Director – since June 1997
(Sep. 20, 1941)	Director of Corporate Management Division for China and Northeast Asia.
	-1995	President of Matsushita Electric Co., (Malaysia) Bhd.;
	-1997	President of Air-conditioner Company;
	-2000	Director of Corporate Management Division for China.

Tetsuya Kawakami	Director – since June 2000
(Dec. 7, 1941)	In charge of Finance and Accounting.
	-1996	General Manager of Corporate Accounting Department.

Hideaki Iwatani	Director – since June 2000
(Jul. 21, 1945)	Director of Corporate Management Division for the Americas.
	-1996	President of Panasonic Consumer Electronics Company in Matsushita Electric Corporation of America;
	-2000	Director of Corporate Management Division for the Americas.

Yoshitaka Hayashi	Director – since June 2000
(Jun. 7, 1946)	In charge of Appliance Business, President of Home Appliance & Housing Electronics Company and Air-conditioner Company, and in charge of Packaged Air-conditioner Company and Healthcare & Medical Business Center.
	-1999	Vice President of Home Appliance & Housing Electronics Company;
	-2000	President of Home Appliance & Housing Electronics Company;
	-2001	Director of Corporate Marketing Division for National Brand.

Name		Positions, responsibilities and brief personal records

(Date of birth)

Toshihiro Sakamoto	Director – since June 2000
(Oct. 27, 1946)	Senior Vice President of AVC Company, and Business Group Executive of Visual Network Products Business Group.
	-1998	President of Matsushita Electric (Taiwan) Co., Ltd.;
	-2000	Vice President of AVC Company.

Masaki Akiyama	Director – since June 2001
(Jun. 29, 1943)	Director of Corporate System Sales Division and Corporate Systems Solutions Division.
	-1994	Director of Matsushita Communication Industrial Co., Ltd. (MCI);
	-1998	Senior Managing Director of MCI;
	-2000	Director of Corporate Systems Solutions Division.

Yoichiro Maekawa	Director – since June 2001
(Jan. 6, 1944)	Director of Corporate e-Net Business Division.
	-1997	General Manager of Corporate Planning Office;
	-2000	Director of Corporate e-Net Business Division.

Tomikazu Ise	Director – since June 2001
(Dec. 23, 1946)	Director of Corporate Management Division for Europe.
	-1998	President of Panasonic Deutschland GmbH;
	-1999	President of Panasonic Marketing Europe GmbH;
	-2000	Director of Corporate Management Division for Europe.

Masaharu Matsushita (Sep. 17, 1912)	Honorary Chairman of the Board of Directors and Executive Advisor – since June 2000
	-1947	Director of the Company;
	-1961	President and Director of the Company;
	-1977	Chairman of the Board of Directors of the Company.

Motoi Matsuda	Senior Corporate Auditor – since June 2000
(Feb. 11, 1937)	-1993	Director of the Company, and in charge of Finance and Accounting;
	-1998	Senior Managing Director of the Company.

Yoshitomi Nagaoka	Senior Corporate Auditor – since June 2001
(May 31, 1941)	-1996	Director of the Company, and in charge of AVC Technology;
	-1997	Vice President of AVC Company, in charge of Technology.

Toshiomi Uragami	Corporate Auditor – since June 2000
(Nov. 4, 1935)	(Executive Advisor of Sumitomo Life Insurance Co.)
	-1997	Chairman of the Board of Sumitomo Life Insurance Co.;
	-2001	Executive Advisor of Sumitomo Life Insurance Co.

Name		Positions, responsibilities and brief personal records

(Date of birth)

Kiyosuke Imai	Corporate Auditor – since June 2000
(Nov. 14, 1934)	(Chairman of the Board of Matsushita Electric Works, Ltd.)
	-1994	President of Matsushita Electric Works, Ltd.;
	-2000	Chairman of the Board of Matsushita Electric Works, Ltd.

There are no family relationships between any Director or Corporate Auditor and any other Director or Corporate Auditor of the Company except as described below:

Masayuki Matsushita, Vice Chairman of the Board of Directors is the son of Masaharu Matsushita, Honorary Chairman of the Board of Directors and Executive Advisor.

B.	Compensation

The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 2002 to all Directors and Corporate Auditors (38 persons) for services in all capacities was 1,166 million yen.

In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to approval of the general meeting of shareholders. Retirement allowances provided for Directors and Corporate Auditors for fiscal 2002 amounted to 294 million yen.

For details of the Company’s stock option plans for Board members and select senior executives, see Section E of this Item 6.

C.	Board Practices

For information on the Company’s Directors and Statutory Auditors, see Section A of this Item 6.

Pursuant to the home country practices exception granted by the New York Stock Exchange, Matsushita is permitted to follow corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those followed by U.S. domestic companies under the New York Stock Exchange’s listing standards. The New York Stock Exchange rules and Matsushita’s current practices relating to corporate governance have the following significant differences:

•	Audit Committee. The New York Stock Exchange requires that a listed company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company to ensure the outside auditor’s independence. Pursuant to the home country practices exception, Matsushita does not have an audit committee with functions called for by the New York Stock Exchange rules. Under the Commercial Code of Japan, Matsushita has the Board of Corporate Auditors which is under a statutory duty to monitor, review and report on the administration of the affairs of the Company, as discussed in Section A of this Item 6.

•	Shareholder Approval Policy. The New York Stock Exchange requires that shareholder approval be obtained prior to issuance of stock options to officers or directors except, among others, where no single officer or director may acquire more than 1% of the number of common stock outstanding at the time the stock option plan is adopted, and where the stock option plan, together with all plans of the issuer other than those for which shareholder approval is not required, does not authorize the issuance of more than 5% of the issuer’s common stock outstanding at the time the stock option plan is adopted. Pursuant to the home country practices exception, Matsushita follows relevant Japanese laws which, as discussed in Section B of Item 10, generally require it to obtain shareholder approval if stock options are to be issued with “specially favorable” conditions.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. Pursuant to the home country practices exception, Matsushita only follows relevant Japanese laws which, as discussed in Section B of Item 10, generally require it to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock if common stock is to be issued at a “specially favorable” price or convertible bonds or debentures to acquire shares are to be issued with “specially favorable” conditions or stock acquisition rights to acquire shares are to be issued with “specially favorable” conditions.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance listing standards. The report also contains several recommended changes to the Securities and Exchange Commission’s disclosure and corporate governance requirements. The New York Stock Exchange has stated that it plans to submit the proposals for approval to its Board of Directors in August 2002 and then would submit them to the Securities and Exchange Commission for approval. Under the current proposals, non-U.S. issuers such as Matsushita would continue to be permitted to follow home country practices with respect to corporate governance requirements. If and when the proposed rules are finally adopted after the Securities and Exchange Commission’s approval, there would be additional significant differences other than those discussed above between the New York Stock Exchange rules and Matsushita’s current practices relating to corporate governance.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000).

D.	Employees

The following table lists the number of consolidated full-time employees of the Company as of March 31, 2002, 2001 and 2000:

	2002	2001	2000

Employees:
Domestic	124,212	143,162	146,675
Overseas	142,984	149,628	143,773

Total	267,196	292,790	290,448

Most regular employees in Japan, except management personnel, are union members, principally of the Matsushita Electric Industrial Workers Union, which is affiliated with the Japanese Electrical Electronic & Information Union.

As is customary in Japan, Matsushita negotiates annually with the unions and grants annual wage increases and semiannual bonuses. Matsushita also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. In recent years, Matsushita has been introducing in Japan new comprehensive employment and personnel systems to satisfy the diversified needs of employees.

Such systems include an individual performance-oriented annual salary system, a regional-based employee remuneration system and an alternative payment system under which employees can receive retirement and fringe benefits up front as an addition to their monthly salary.

For a quarter century, Matsushita has not experienced any major labor strikes or disputes. Matsushita considers its labor relations to be excellent.

The number of voluntary retirees of special early retirement programs implemented for the employees of Matsushita in Japan in the year ended March 31, 2002 was approximately 13,000. They all retired by March 31, 2002.

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 27, 2002. The total is 17,354,622 shares constituting 0.81% of all outstanding shares of the Company’s common stock.

		Number of Matsushita Shares
Name	Position	Owned as of June 27, 2002

Yoichi Morishita	Chairman of the Board of Directors	75,305
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,884,721
Kunio Nakamura	President and Director	26,000
Atsushi Murayama	Executive Vice President and Director	24,164
Takashi Kawada	Executive Vice President and Director	5,815
Kazuo Toda	Senior Managing Director	20,235
Osamu Tanaka	Senior Managing Director	18,750
Sukeichi Miki	Senior Managing Director	14,000
Yukio Shohtoku	Managing Director	22,277
Takami Sano	Managing Director	18,033
Susumu Koike	Managing Director	12,562
Fumio Ohtsubo	Managing Director	15,000
Haruo Ueno	Managing Director	21,000
Hidetsugu Otsuru	Managing Director	14,000
Yoshiaki Kushiki	Managing Director	9,000
Josei Ito	Director	3,000
Toshio Morikawa	Director	5,000
Hiroaki Enomoto	Director	18,000
Toshio Sugiura	Director	8,030
Tetsuya Kawakami	Director	7,167
Hideaki Iwatani	Director	7,000
Yoshitaka Hayashi	Director	10,798
Toshihiro Sakamoto	Director	6,278
Masaki Akiyama	Director	7,000
Yoichiro Maekawa	Director	18,274
Tomikazu Ise	Director	10,712
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor	9,034,980
Motoi Matsuda	Senior Corporate Auditor	16,840
Yoshitomi Nagaoka	Senior Corporate Auditor	14,681
Toshiomi Uragami	Corporate Auditor	3,000
Kiyosuke Imai	Corporate Auditor	3,000

Total		17,354,622

In May 1998, the Board of Directors decided to implement the Company’s first stock option plan for Board members and select senior executives, and to purchase the Company’s own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Upon approval at the ordinary general meeting of shareholders held in June 1998 and subsequent Board of Directors’ resolutions, stock options (rights to purchase common shares) were provided to the then 32 Directors on the Board and four select senior executives in amounts ranging from 2,000 to 10,000 shares of common stock each, exercisable from July 1, 2000 to June 30, 2004, at an exercise price of 2,291 yen per share, which was calculated by a formula approved by shareholders at the said annual shareholders meeting. To cover these options, the Company in early July 1998 purchased on the Tokyo Stock Exchange (TSE) a total of 113,000 shares of common stock with an aggregate purchase price of approximately 252 million yen.

At the ordinary general meeting of shareholders held in June 1999, the shareholders again approved a stock option plan for Board members and select senior executives. The then 32 Directors on the Board and four select senior executives were granted stock options at a price of 2,476 yen per share, exercisable from July 1, 2001 to June 30, 2005, ranging from 2,000 to 10,000 shares of common stock each. For this purpose, the Company in early August 1999 purchased on the TSE a total of 116,000 shares of common stock with an aggregate purchase price of approximately 287 million yen.

In June 2000, another stock option plan for Board members and select senior executives was approved at the ordinary general meeting of shareholders. The then 28 Directors on the Board and five select senior executives were granted stock options ranging from 2,000 to 10,000 shares of common stock each, at a price of 2,815 yen per share, exercisable from July 1, 2002 through June 30, 2006. For the stock option plan, the Company in early July 2000 purchased on the TSE a total of 109,000 shares of common stock with an aggregate purchase price of approximately 306 million yen.

In June 2001, another stock option plan for Board members and select senior executives was approved at the ordinary general meeting of shareholders. The then 30 Directors on the Board and nine select senior executives were granted stock options ranging from 2,000 to 10,000 shares of common stock each, at a price of 2,163 yen per share, exercisable from July 1, 2003 through June 30, 2007. For the stock option plan, the Company in early July 2001 purchased on the TSE a total of 128,000 shares of common stock with an aggregate purchase price of approximately 250 million yen.

In June 2002, the Company obtained approval of the ordinary general meeting of shareholders regarding the issue of stock acquisition rights as stock options (the Stock Acquisition Rights) for Board members and select senior executives, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code, as amended. Upon the shareholders’ approval, the Board of Directors has adopted resolutions to issue at no charge an aggregate of 116 Stock Acquisition Rights, each representing a stock option to purchase 1,000 shares of common stock of the Company, to the current 27 Directors on the Board and eight select senior executives. The Stock Acquisition Rights are exercisable during the period from July 1, 2004 through June 30, 2008. The amount to be paid by qualified persons upon exercise of each Stock Acquisition Right is set at 1,734 yen per share of common stock.

(2)	The Company’s full-time employees are eligible to participate in the Matsushita Electric Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company provides a 10% subsidy on top of any funds employees contribute to the Association. As of March 31, 2002, the Association owned 29,337 thousand shares of the Company’s common stock constituting 1.37% of all outstanding shares of the Company’s common stock.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued. The ten largest shareholders of record and their share holdings as of the end of the last fiscal year are as follows:

	Share ownership
	(in thousands of	Percentage of total
Name	shares)	issued shares

Sumitomo Mitsui Banking Corporation	97,648	4.56%
Japan Trustee Services Bank, Ltd. (trust account)	96,773	4.52
Moxley & Co.	95,319	4.45
Sumitomo Life Insurance Co.	76,764	3.58
The Mitsubishi Trust and Banking Co. (trust account)	67,632	3.16
Nippon Life Insurance Co.	65,751	3.07
Matsushita Investment & Development Co., Ltd.	55,229	2.58
UFJ Trust Bank Ltd. (trust account A)	42,230	1.97
The Asahi Bank, Ltd.	41,704	1.95
Mitsui Sumitomo Insurance Co., Ltd.	34,445	1.61

Except as otherwise provided by law or by the Company’s Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose total voting rights are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own common stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.

The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of the stated capital, the removal of a Director or a Corporate Auditor, dissolution, merger or consolidation of the Company requiring shareholders resolutions, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, share exchange or share transfer requiring shareholders resolutions for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders resolutions, any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the “special shareholders resolution”).

(2)	As of March 31, 2002, approximately 8.58% of the Company’s common stock was owned by 176 United States shareholders including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 4.45 % of the total common stock.

(3)	Matsushita is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

B.	Related Party Transactions

Matsushita is not a party to any material related party transactions.

C.	Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

(1)	Consolidated Statements

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

In July 1992, Matsushita Electronics Corporation (MEC, a former subsidiary now merged into the Company), which manufactures CCDs, commenced a suit in the United States District Court for the Southern District of New York seeking a declaration that MEC’s CCDs and all end products incorporating MEC’s CCDs (collectively “products”) are licensed under the two U.S. patents at issue. In April 1993, the district court granted MEC’s motion for summary judgment and ruled that the products were licensed. The Court of Appeals for the Federal Circuit affirmed the decision in September 1994, and denied Loral Fairchild’s petition for rehearing in November 1994. MEC’s tort claim against Loral Fairchild and its parent, Loral Corporation, concerning certain liability issues was denied by the District Court in August 1997. The decision has not been appealed.

Management is of the opinion that, based on the information currently available, any outcome of these actions against Matsushita will not have a material adverse effect on Matsushita’s operations or financial position.

There are a number of other legal actions and administrative investigations against Matsushita. Management is of the opinion that damages, based on the information currently available, if any, resulting from these actions will not have a material effect on Matsushita’s results of operations or financial position.

(3)	Dividend Policy

Maximizing benefit for shareholders has always been one of the fundamental policies of the Company. Consistent with this policy, Matsushita traditionally has distributed regular dividends to its shareholders on a periodic basis. However, due to factors including the severe economic conditions outlined in Section A of item 5, as well as unsatisfactory business results for fiscal 2002, the Board of Directors resolved to decrease the annual cash dividend.

At the ordinary general meeting of shareholders held on June 27, 2002, a year-end cash dividend of Matsushita Electric Industrial Co., Ltd. was approved at the rate of 3.75 yen per share of common stock. The Company had already paid an interim dividend of 6.25 yen per share to each shareholder; accordingly the annual cash dividend per share was 10.00 yen.

Matsushita plans to utilize retained earnings for future business growth and to strengthen the corporate management structure.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The primary market for the Company’s common stock (Common Stock) is the Tokyo Stock Exchange (TSE). The Common Stock is traded on the First Section of the TSE and is also listed on four other stock exchanges in Japan. In addition, the Company’s Common Stock is listed on the Euronext Amsterdam Stock Exchange and the Euronext Paris Stock Exchange in the form of original Common Stock of the Company, and on the Frankfurt Stock Exchange and Duesseldorf Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on and traded in the New York Stock Exchange (NYSE) and the Pacific Exchange in the form of American Depositary Receipts (ADRs). There may from time to time be a differential between the Common Stock’s price on exchanges outside the United States and the market price of ADSs in the United States.

ADRs were originally issued pursuant to a Deposit Agreement dated as of April 28, 1970, as amended from time to time (Deposit Agreement), among the Company, JP Morgan Chase Bank of New York, the successor entity to Morgan Guaranty Trust Company of New York, as Depositary (Depositary), and the holders of ADRs. Effective December 11, 2000, Matsushita again revised its ADR Deposit Agreement and executed a 10:1 ADS ratio change. As a result, one ADS now represents one share of Common Stock. ADRs evidence ADSs deposited under the Deposit Agreement with Sumitomo Mitsui Banking Corporation, as agent of the Depositary, or successor(s) to such agent(s).

The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s Common Stock on the TSE, and the reported high and low sales composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange

	Price per Share of		Price per American
	Common Stock (yen)		Depositary Share (dollars)*

Fiscal Year ended March 31	High	Low	High	Low

1998	2,520	1,750	21.10	13.51
1999	2,375	1,640	19.50	12.80
2000	3,320	2,050	30.30	17.35
2001	3,190	1,932	29.90	16.00
2002	2,360	1,398	19.43	11.14

	Tokyo Stock Exchange		New York Stock Exchange

	Price per Share of		Price per American
	Common Stock (yen)		Depositary Share (dollars)*

Fiscal Year ended March 31	High	Low	High	Low

2001
1st quarter	3,070	2,410	29.28	22.65
2nd quarter	2,995	2,660	28.18	25.05
3rd quarter	3,190	2,430	29.90	22.13
4th quarter	2,800	1,932	25.25	16.00
2002
1st quarter	2,360	1,901	19.43	15.35
2nd quarter	1,960	1,402	15.92	11.50
3rd quarter	1,697	1,398	13.89	11.60
4th quarter	1,826	1,482	14.50	11.14
2003
1st quarter	1,787	1,528	14.64	12.13

Most recent 6 months	High	Low	High	Low

January, 2002	1,815	1,623	13.70	12.35
February, 2002	1,725	1,482	12.83	11.14
March, 2002	1,826	1,573	14.50	12.21
April, 2002	1,749	1,576	13.66	12.13
May, 2002	1,787	1,628	14.64	12.76
June, 2002	1,783	1,528	14.47	12.51

*	The prices of American Depositary Shares are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points. The prices of ADSs, prior to the December 11, 2000 ADS ratio change, have been restated on the current basis that each ADS represents one share of Common Stock.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.  Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Moriguchi Branch Office of the Osaka Legal Affairs Bureau and several other registry offices of the Ministry of Justice.

Objects and purposes

Article 3 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following lines of business:

1.	manufacture and sale of electric machinery and equipment, communication and electronic equipment, as well as lighting equipment;

2.	manufacture and sale of gas, kerosene and kitchen equipment, as well as machinery and equipment for building and housing;

3.	manufacture and sale of machinery and equipment for office and transportation, as well as for sales activities;

4.	manufacture and sale of medical, health and hygienic equipment, apparatus and material;

5.	manufacture and sale of optical and precision machinery and equipment;

6.	manufacture and sale of batteries, battery-operated products, carbon and manganese and other chemical and metal products;

7.	manufacture and sale of air conditioning and anti-pollution equipment, as well as industrial machinery and equipment;

8.	manufacture and sale of other machinery and equipment;

9.	engineering and installation of machinery and equipment related to any of the preceding items as well as engineering and performance of and contracting for other construction work;

10.	production and sale of software;

11.	sale of iron and steel, nonferrous metals, minerals, oil, gas, ceramics, paper, pulp, rubber, leather, fibre and their products;

12.	sale of foods, beverages, liquor and other alcoholics, agricultural, livestock, dairy and marine produces, animal feed and their raw materials;

13.	manufacture and sale of drugs, quasi-drugs, cosmetics, fertilizer, poisonous and deleterious substance and other chemical products;

14.	sale of woods and other construction materials and general merchandise;

15.	motion picture and musical entertainment business and promotion of sporting events;

16.	export and import of products, materials and software mentioned in each of the preceding items (other than item 9);

17.	providing repair and maintenance services for the products, goods and software mentioned in each of the preceding items for itself and on behalf of others;

18.	provision of information and communication services, and broadcasting business;

19.	provision of various services utilizing the Internet including Internet access and e-commerce;

20.	business related to publishing, printing, freight forwarding, security, maintenance of buildings, nursing care, dispatch of workers, general leasing, financing, non-life insurance agency and buying, selling, maintaining and leasing of real estate;

21.	investment in various businesses;

22.	accepting commission for investigations, research, development and consulting related to any of the preceding items; and

23.	all other business or businesses incidental or related to any of the preceding items.

Directors

Under the Commercial Code, each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The total amount of remuneration to Directors and that to Corporate Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the Board of Directors and the Board of Corporate Auditors respectively determine the compensation to each Director and Corporate Auditor.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their compensation, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirement to hold any shares of capital stock of the Company. The Commercial Code specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as corporate executive officers; and to establish, change or abolish material corporate organization such as a branch office. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company to borrow a large amount of money or to give a guarantee in a large amount. There is no written rule as to what constitutes a “large” amount in these contexts. However, it has been the general practice of the Company’s Board of Directors to adopt a resolution for a borrowing in an amount not less than 10 billion yen or its equivalent.

Common Stock

General

Set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation. The discussion of the Commercial Code below reflects certain amendments to the Commercial Code, which became effective on October 1, 2001 (the “2001 Amendments”) and April 1, 2002 (the “2002 Amendments”).

In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders, in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights to the Company.

Authorized capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is four billion nine hundred and fifty million (4,950,000,000) shares.

As of March 31, 2002, 2,138,514,603 shares of Common Stock without having any par value were issued and outstanding.

The 2001 Amendments eliminated the concept of “par value” of shares of capital stock. Thus, all shares of capital stock of the Company have no par value.

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or of the amount of such interim dividends until the aggregate amount of capital surplus and legal reserve equals to one-quarter of its stated capital. Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;
(ii)	its capital surplus;
(iii)	its accumulated legal reserve;
(iv)	the legal reserve to be set aside in respect of the fiscal period concerned;
(v)	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above; and
(vi)	if certain assets of the Company are stated at market value on such balance sheet pursuant to the provisions of the Commercial Code, the excess, if any, of the aggregate amount of their market value over the aggregate acquisition cost thereof.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company’s accounts, but adjusted to reflect; (x) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof; (y) any subsequent transfer of retained earnings to stated capital; and (z) if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, to purchase shares of its Common Stock (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Acquisition by the Company of its Common Stock), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by the Company, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vi) above.

In Japan the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

Under its Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

For information as to Japanese taxes on shareholder dividends, see Section E of this Item 10 – Taxation – Japanese Taxation.

Stock splits

The Company may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued in proportion to the relevant stock split in principle pursuant to a resolution of the Board of Directors rather than a special resolution of a general meeting of shareholders which is otherwise required for amending the Articles of Incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect, the Company must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

General meeting of shareholders

The ordinary general meeting of shareholders of the Company for each fiscal year is normally held in June in each year in Kadoma-shi, Osaka, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least three percent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than six weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting.

Voting rights

So long as the Company maintains the unit share system (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – New “Unit” share system) a holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. The Company or a corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.

The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation with a certain exception under which shareholders’ resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with a certain exception under which shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which shareholders resolution is not required, or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be a majority of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

Under the 2002 Amendments, subject to certain requirements, the Company may issue stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of existing shares held by it.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of common stock held.

Record date

March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains in its Articles of Incorporation a provision for the unit of shares, the shareholders and beneficial shareholders who are registered as the holders of one unit of shares or more in the Company’s registers of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its Common Stock

The Company may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), or by purchase from a specific party other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). When such acquisition is made by the Company from a specific party other than a subsidiary of the Company, any other shareholder may make a demand to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, that the Company also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, capital surplus or legal reserve (if such reduction of the stated capital, capital surplus or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, capital surplus and other items as described in (i) through (vi) of “Dividends” above, the Company may not acquire such shares.

Shares acquired by the Company may be held by it for any period or may be cancelled by resolution of the Board of Directors. The Company may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

The Company repurchased 59,586,000 shares in the market between January 11 and April 19, 2002. As of April 30, 2002, the Company holds 60,455,097 shares of its own shares. The ordinary general meeting of shareholders held on June 27, 2002 approved the Company to repurchase its own shares up to 180,000,000 shares during the period between late June 2002 and late June 2003.

New “Unit” share system

The 2001 Amendments introduced a new unit share system called “tangen-kabushiki.”

Pursuant to these amendments and the Articles of Incorporation of the Company, 1,000 shares constitute one unit. Although the number of shares constituting a new unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

—Voting rights under the new unit share system

Under the new unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

—Share certificates for less than a unit

Unless the Company’s Board of Directors adopts a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

—Repurchase by the Company of shares constituting less than a unit

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company.

—Effect of the unit share system on holders of ADRs

A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own less than a whole unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than a unit have the right to require the Company to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of Common Stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder requires any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

There is no provision in the Company’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company.

C.	Material Contracts

All contracts concluded by the Company during the two years preceding the date of this report were entered into in the ordinary course of business.

D.	Exchange Controls

The Japanese Foreign Exchange and Foreign Trade Law, currently in effect (the “Law”), does not affect or restrict the rights of a non-resident or foreign corporation to acquire or hold shares of capital stock of the Company except that in the event of acquisition of shares of Common Stock, unless such acquisition is made through a securities company or other financial institution, the non-resident or foreign corporation, which so acquires the Common Stock, is subject to a post-transaction reporting requirement under the Law. However, the Minister of Finance has the power to impose a licensing requirement in certain acquisitions in extremely limited circumstances. Under the Law, dividends paid on, and the proceeds of sales in Japan of, shares of Common Stock of the Company held by non-residents may in general be converted into any foreign currency and repatriated abroad.

E.	Taxation

The following is a general summary of the principal U.S. federal income and Japanese tax consequences of the ownership and disposition of shares of Common Stock or ADSs by an investor that holds those shares or ADSs, as capital assets (generally, property held for investment). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws of the United States as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect), and to differing interpretations. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement for ADSs and in any related agreement, will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Common Stock or ADSs that is:

•	an individual citizen or resident of the United States,
•	a corporation or other entity taxable as a corporation organized under the laws of the United States or any State,
•	an estate the income of which is subject to U.S. federal income tax without regard to its source, or
•	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

•	is a resident of the United States for purposes of the Treaty,
•	does not maintain a permanent establishment or fixed base in Japan to which shares of Common Stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and
•	is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of Common Stock or ADSs.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than income taxation, inheritance and gift taxation and securities transfer taxation. Investors are urged to consult their tax advisor regarding the U.S. federal, state and local and Japanese and other tax consequences of owning and disposing of shares of Common Stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In general, taking into account the earlier assumptions, for purposes of the Treaty and for U.S. federal income and Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of Common Stock represented by those ADSs, and exchanges of shares of Common Stock for ADSs, and exchanges of ADSs for shares of Common Stock, will not be subject to U.S. federal income or Japanese tax.

Japanese taxation

The following is a summary of certain Japanese income tax consequences of the ownership and disposition of shares of Common Stock or ADRs by a portfolio investor who is a non-resident of Japan or a non-Japanese corporation having no permanent establishment in Japan.

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20 percent. At the date of this document, Japan has income tax treaties, conventions or agreements whereby the withholding tax rate is reduced, in most cases, to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

Under the Treaty, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders generally is limited to 15 percent of the gross amount actually distributed. An Eligible U.S. Holder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before such payment of dividends. A standing proxy in Japan for a non-resident holder of Common Stock may provide this application service. With respect to ADRs, the Depositary or its agent will apply for this reduced rate on behalf of Eligible U.S. Holders by submitting two Application Forms (one before payment of dividends, the other within eight months after the Company’s fiscal year-end) to the Japanese tax authorities. To claim this reduced rate, an Eligible U.S. Holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. An Eligible U.S. Holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under the Treaty from the relevant Japanese tax authority.

Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of shares of Common Stock or ADRs outside Japan or from the sale of shares of Common Stock within Japan by a non-resident of Japan or a non-Japanese corporation having no permanent establishment in Japan, are in general not subject to Japanese income or corporation tax.

Japanese inheritance or gift tax at progressive rates may be payable by a non-resident individual who has acquired shares of Common Stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Holders of shares of Matsushita’s Common Stock or ADSs should consult their tax advisers regarding the effect of these taxes.

U.S. federal income taxation

The following is a summary of certain United States federal income tax consequences of the ownership of shares of Common Stock or ADSs by a U.S. Holder. This summary is based on United States tax laws, including the United States Internal Revenue Code of 1986, as amended, and on the Treaty all of which are subject to change possibly with retroactive effect.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty will be creditable against the U.S. Holder’s United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” or “financial services income.”

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of Common Stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Common Stock or ADSs exceeds 1 year. Any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Transfers of retained earnings and sales of shares of Common Stock to the Company

A transfer of retained earnings or legal reserve to stated capital is generally treated as a dividend payment for Japanese tax purposes subject to withholding tax. A sale of shares of Common Stock or ADSs to the Company results in a deemed dividend to the selling shareholders to the extent that the sales price exceeds the aggregate of the stated capital and the capital surplus attributable to the shares sold. Transfers of retained earnings or legal reserves to stated capital and deemed dividends that may result from sales of shares of Common Stock to the Company are not generally taxable events for United States federal income tax purposes and therefore would not give rise to foreign source income and U.S. Holders would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such transactions unless they can apply the credit (subject to limitations) against U.S. tax due or other foreign source income in the appropriate category for foreign tax credit purposes.

Passive foreign investment company considerations

The Company believes that shares of Common Stock and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were to be treated as a PFIC (unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares of Common Stock or ADSs), gain realized on the sale or other disposition of shares of Common Stock or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares of Common Stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

F.	Dividends and Paying Agents

Not applicable

G.	Statement by Experts

Not applicable

H.	Documents on Display

According to the Securities Exchange Act of 1934, as amended, Matsushita is subject to the requirements of informational disclosure. Matsushita files various reports and other information, including this annual report on Form 20-F, to the U.S. Securities and Exchange Commission, the New York Stock Exchange and the Pacific Exchange. These reports may be inspected at the following sites.

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

Maturities, costs and fair values of available-for-sale securities were as follows at March 31, 2002 and 2001:

	Yen (millions)

	2002		2001

	Cost	Fair value	Cost	Fair value

Due within one year	11,846	11,849	11,401	11,421
Due after one year through five years	105,613	103,476	173,167	172,050
Equity securities	288,816	411,621	369,972	533,421

	406,275	526,946	554,540	716,892

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar revenues, at March 31, 2002 and 2001. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)

	2002		2001

	Contract amount	Fair value	Contract amount	Fair value

Forward:
To sell foreign currencies	374,993	(3,746)	350,087	(4,997)
To buy foreign currencies	173,546	2,470	109,523	2,283
Options purchased to sell foreign currencies	37,940	(219)	16,430	(334)
Options purchased to buy foreign currencies	—	—	34,412	1,327
Options written to buy foreign currencies	—	—	24,956	(1,483)
Options written to sell foreign currencies	—	—	40,080	246

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

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2002 and 2001. The table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

		Yen (millions)

		Carrying amount and maturity date (as of March 31, 2002)
	Average
	interest							There-
	rate	Total	2003	2004	2005	2006	2007	after	Fair value

Long-term debt, including current portion:
Japanese yen convertible bonds	1.2%	143,226	16,999	97,744	11,483	17,000			161,532
Straight bonds	1.0%	300,000			100,000		100,000	100,000	297,503
Straight bonds issued by a subsidiary	1.8%	45,000		5,000		10,000	20,000	10,000	45,954
U.S. dollar unsecured bonds	5.8%	133,340	133,340						135,219
Unsecured yen loans from banks and insurance companies and others	0.8%	339,772	121,571	98,081	66,846	40,784	12,474	16	337,176

Subtotal		961,338	271,910	200,825	178,329	67,784	132,474	110,016	977,384
Foreign exchange contracts		(8,103)	(8,103)						(8,103)

Total		953,235	263,807	200,825	178,329	67,784	132,474	110,016	969,281

		Yen (millions)

		Carrying amount and maturity date (as of March 31, 2001)
	Average
	interest							There-	Fair
	rate	Total	2002	2003	2004	2005	2006	after	value

Long-term debt, including current portion:
Japanese yen convertible bonds	1.2%	241,934	98,708	16,999	97,744	11,483	17,000		332,641
Straight bonds issued by a subsidiary	1.8%	50,000	5,000		5,000		10,000	30,000	51,535
U.S. dollar unsecured bonds	5.8%	123,785		123,785					126,874
Unsecured yen loans from banks and insurance companies and others	1.2%	393,392	165,229	96,986	72,568	41,241	16,246	1,122	392,648

Subtotal		809,111	268,937	237,770	175,312	52,724	43,246	31,122	903,698
Foreign exchange contracts		1,367		1,367					1,399

Total		810,478	268,937	239,137	175,312	52,724	43,246	31,122	905,097

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

In our report dated April 27, 2001, we expressed an opinion that the 2001 and 2000 consolidated financial statements of Matsushita Electric Industrial Co., Ltd. and subsidiaries presented fairly, in all material respects, the financial position, the results of their operations and their cash flows in conformity with accounting principles generally accepted in the United States of America except for the omission of segment information. Foreign issuers are presently exempted from such disclosure requirement. As described in Note 18 of the notes to the consolidated financial statements, Matsushita Electric Industrial Co., Ltd. and subsidiaries have included the required segment information and restated their 2001 and 2000 consolidated financial statements to conform with accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the 2001 and 2000 consolidated financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG

Osaka, Japan
April 26, 2002, except as to Note 10 and Note 19,
which are as of June 27, 2002

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2002 and 2001

	Yen (millions)

Assets	2002	2001

Current assets:
Cash and cash equivalents (Note 7)	899,769	848,878
Time deposits (Note 7)	521,333	527,145
Short-term investments (Notes 4 and 16)	11,849	11,421
Trade receivables (Note 7):
Related companies (Note 3)	14,276	21,945
Notes	70,522	106,334
Accounts	1,042,437	1,310,329
Allowance for doubtful receivables	(40,298)	(42,530)

Net trade receivables	1,086,937	1,396,078

Inventories (Notes 2 and 7)	834,608	1,047,615
Other current assets (Note 9)	487,535	486,812

Total current assets	3,842,031	4,317,949

Noncurrent receivables (Note 5)	316,230	246,419

Investments and advances (Notes 4 and 16):
Associated companies (Note 3)	348,463	336,221
Other investments and advances	982,938	1,175,116

Total investments and advances	1,331,401	1,511,337

Property, plant and equipment (Notes 5 and 6):
Land	221,823	223,910
Buildings	1,314,122	1,265,932
Machinery and equipment	3,148,408	3,188,884
Construction in progress	66,578	152,126

	4,750,931	4,830,852
Less accumulated depreciation	3,310,660	3,252,791

Net property, plant and equipment	1,440,271	1,578,061

Other assets (Note 9)	697,226	502,522

	7,627,159	8,156,288

See accompanying Notes to Consolidated Financial Statements.

w

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2002 and 2001

	Yen (millions)

Liabilities and Stockholders’ Equity	2002	2001

Current liabilities:
Short-term borrowings, including current portion of long-term debt (Notes 5, 7 and 16)	489,725	470,965
Commercial paper	18,339	77,494
Trade payables:
Related companies (Note 3)	18,064	18,860
Notes	26,446	73,430
Accounts	501,935	585,433

Total trade payables	546,445	677,723

Accrued income taxes (Note 9)	25,184	55,343
Accrued payroll	147,897	158,697
Other accrued expenses	647,237	663,541
Deposits and advances from customers	109,263	114,179
Employees’ deposits	136,387	153,147
Other current liabilities	365,599	321,698

Total current liabilities	2,486,076	2,692,787

Noncurrent liabilities:
Long-term debt (Notes 5, 7 and 16)	691,892	541,541
Retirement and severance benefits (Note 8)	718,501	558,396
Other liabilities (Note 9)	21,375	23,075

Total noncurrent liabilities	1,431,768	1,123,012

Minority interests	466,231	567,809

Stockholders’ equity:
Common stock (Notes 7 and 10):
Authorized - 4,950,000,000 shares
Issued - 2,138,514,603 shares (2,079,572,737 shares in 2001)	258,737	210,994
Capital surplus (Notes 7 and 10)	682,848	621,267
Legal reserve (Note 10)	82,354	88,251
Retained earnings (Note 10)	2,461,963	2,924,071
Accumulated other comprehensive income (loss) (Notes 4, 8, 11 and 15):
Cumulative translation adjustments	(51,287)	(150,027)
Unrealized holding gains of available-for-sale securities	50,888	78,863
Unrealized gains of derivative instruments	128	—
Minimum pension liability adjustments	(150,362)	—

Total accumulated other comprehensive income (loss)	(150,633)	(71,164)

Treasury stock, at cost (Note 10):
54,793,408 shares (295,000 shares in 2001)	(92,185)	(739)

Total stockholders’ equity	3,243,084	3,772,680

Commitments and contingent liabilities (Note 17)

	7,627,159	8,156,288

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2002, 2001 and 2000

	Yen (millions)

	2002	2001	2000

Revenues:
Net sales:
Related companies (Note 3)	115,603	171,756	168,774
Other	6,761,085	7,509,805	7,130,613

Total net sales	6,876,688	7,681,561	7,299,387

Interest income	33,556	43,712	42,949
Dividends received	9,162	12,237	14,674
Other income (Notes 4, 5, 13 and 15)	53,774	54,082	135,746

Total revenues	6,973,180	7,791,592	7,492,756

Costs and expenses:
Cost of sales (Notes 3 and 13)	5,134,077	5,481,314	5,190,791
Selling, general and administrative expenses (Note 13)	1,954,418	2,011,843	1,949,542
Interest expense	41,213	43,538	46,237
Other deductions (Notes 4, 6, 13 and 15)	391,481	154,162	87,581

Total costs and expenses	7,521,189	7,690,857	7,274,151

Income (loss) before income taxes	(548,009)	100,735	218,605

Provision for income taxes (Note 9):
Current	30,035	117,855	178,445
Deferred	(87,246)	(67,994)	(41,430)

	(57,211)	49,861	137,015

Income (loss) before minority interests and equity in earnings of associated companies	(490,798)	50,874	81,590

Minority interests	(59,732)	22,125	(941)

Equity in earnings of associated companies (Note 3)	59	12,751	17,178

Net income (loss)	(431,007)	41,500	99,709

	Yen

Net income (loss) per share of common stock (Note 12):
Basic	(207.65)	19.96	48.35
Diluted	(207.65)	19.56	46.36

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2002, 2001 and 2000

	Yen (millions)

	2002	2001	2000

Common stock (Notes 10 and 13):
Balance at beginning of year	210,994	209,708	209,444
Conversion of bonds	47,743	470	264
Stock issued under exchange offering	—	816	—

Balance at end of year	258,737	210,994	209,708

Capital surplus (Notes 10 and 13):
Balance at beginning of year	621,267	570,964	567,696
Conversion of bonds	47,743	470	264
Stock issued under exchange offering	—	49,291	—
Transfer from legal reserve and retained earnings due to merger of subsidiaries	11,008	1,511	—
Capital transactions by consolidated and associated companies	2,830	(969)	3,004

Balance at end of year	682,848	621,267	570,964

Legal reserve (Note 10):
Balance at beginning of year	88,251	86,553	86,112
Transfer from retained earnings	771	1,698	441
Transfer to capital surplus due to merger of subsidiaries	(6,668)	—	—

Balance at end of year	82,354	88,251	86,553

Retained earnings (Note 10):
Balance at beginning of year	2,924,071	2,911,665	2,841,268
Net income (loss)	(431,007)	41,500	99,709
Cash dividends	(25,990)	(25,885)	(28,871)
Transfer to legal reserve	(771)	(1,698)	(441)
Transfer to capital surplus due to merger of subsidiaries	(4,340)	(1,511)	—

Balance at end of year	2,461,963	2,924,071	2,911,665

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2002, 2001 and 2000

	Yen (millions)

	2002	2001	2000

Accumulated other comprehensive income (loss) (Note 11):
Balance at beginning of year	(71,164)	(94,021)	(62,117)
Other comprehensive income (loss), net of tax	(79,469)	22,857	(31,904)

Balance at end of year	(150,633)	(71,164)	(94,021)

Treasury stock (Note 10):
Balance at beginning of year	(739)	(540)	(252)
Repurchase of common stock	(91,969)	(307)	(288)
Exercise of stock options	—	83	—
Sale of treasury stock	523	25	—

Balance at end of year	(92,185)	(739)	(540)

Disclosure of comprehensive income (loss) (Note 11):
Net income (loss)	(431,007)	41,500	99,709
Other comprehensive income (loss), net of tax:
Translation adjustments	98,740	144,684	(139,946)
Unrealized holding gains of available-for-sale securities	(27,975)	(121,827)	108,042
Unrealized gains of derivative instruments	128	—	—
Minimum pension liability adjustments	(150,362)	—	—

Total comprehensive income (loss)	(510,476)	64,357	67,805

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2002, 2001 and 2000

	Yen (millions)

	2002	2001	2000

Cash flows from operating activities (Note 13):
Net income (loss)	(431,007)	41,500	99,709
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	352,890	374,102	364,966
Net gain on sale of investments	(6,160)	(13,706)	(98,278)
Provision for doubtful receivables	4,170	16,449	11,980
Deferred income taxes	(87,246)	(67,994)	(41,430)
Write-down of investment securities	92,806	5,330	15,325
Impairment loss on long-lived assets (Note 6)	24,420	—	19,565
Minority interests	(59,732)	22,125	(941)
(Increase) decrease in trade receivables	199,266	(69,146)	(28,889)
(Increase) decrease in inventories	248,601	(56,335)	17,564
(Increase) decrease in other current assets	(30,694)	27,682	(14,274)
Increase (decrease) in trade payables	(127,978)	(4,284)	30,042
Increase (decrease) in accrued income taxes	(32,379)	(28,839)	261
Increase (decrease) in accrued expenses and other current liabilities	4,230	101,747	65,995
Increase (decrease) in retirement and severance benefits	(86,345)	26,789	34,625
Other	12,022	17,032	(84)

Net cash provided by operating activities	76,864	392,452	476,136

Cash flows from investing activities (Note 13):
Proceeds from sale of short-term investments	21,103	145,870	259,485
Purchase of short-term investments	(14,503)	(105,127)	(278,243)
Proceeds from disposition of investments and advances	172,588	110,405	146,885
Increase in investments and advances	(123,037)	(71,203)	(71,186)
Capital expenditures	(335,695)	(480,844)	(331,475)
Proceeds from disposals of property, plant and equipment	142,072	35,407	25,349
(Increase) decrease in finance receivables	60,731	9,754	18,562
(Increase) decrease in time deposits	29,742	(160,576)	(340,000)
Other	(22,767)	(66,274)	(33,731)

Net cash used in investing activities	(69,766)	(582,588)	(604,354)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2002, 2001 and 2000

	Yen (millions)

	2002	2001	2000

Cash flows from financing activities (Note 13):
Decrease in short-term borrowings	(62,969)	(44,573)	(156,619)
Increase (decrease) in deposits and advances from customers and employees	(22,768)	3,822	7,576
Proceeds from long-term debt	446,228	380,185	240,485
Repayments of long-term debt	(208,804)	(415,838)	(269,915)
Dividends paid	(25,990)	(25,885)	(28,871)
Dividends paid to minority interests	(9,905)	(8,027)	(8,377)
Repurchase of common stock (Note 10)	(91,969)	(307)	(288)
Decrease of treasury stock (Note 10)	523	108	—
Other	5,115	(2,211)	—

Net cash provided by (used in) financing activities	29,461	(112,726)	(216,009)

Effect of exchange rate changes on cash and cash equivalents	14,332	35,478	(73,096)

Net increase (decrease) in cash and cash equivalents	50,891	(267,384)	(417,323)

Cash and cash equivalents at beginning of year	848,878	1,116,262	1,533,585

Cash and cash equivalents at end of year	899,769	848,878	1,116,262

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2002, 2001 and 2000

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

Sales in fiscal 2002 were categorized as follows: AVC Networks—59%, Home Appliances—17%, Industrial Equipment—4%, and Components and Devices—20%. A sales breakdown in fiscal 2002 by geographical market was as follows: Japan—49%, North and South America—20%, Europe—11%, and Asia and Others—20%.

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

(e)	Leases (See Note 5)

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in “Trade receivables—Accounts” and “Noncurrent receivables” in the accompanying balance sheets.

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

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	5 to 50 years
Machinery and equipment	2 to 10 years

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Investments in Available-for-Sale Securities (See Notes 4 and 11)

The Company accounts for debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

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

(j)	Income Taxes (See Note 9)

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

(k)	Advertising (See Note 13)

Advertising costs are expensed as incurred.

(l)	Net Income (Loss) per Share (See Notes 7, 10 and 12)

The Company accounts for net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share.” This Statement establishes standards for computing net income (loss) per share and requires dual presentation of basic and diluted net income (loss) per share on the face of the statements of operations for all entities with complex capital structures.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under SFAS No. 128, basic net income (loss) per share is computed based on the weighted average number of common shares outstanding during each period, and diluted net income (loss) per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(m)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(n)	Derivative Financial Instruments (See Notes 14, 15 and 16)

Derivative financial instruments utilized by the Company and its subsidiaries are comprised principally of foreign exchange contracts used to hedge currency risk.

Prior to the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133,” on April 1, 2001, gains and losses on derivatives used to hedge existing assets or liabilities denominated in foreign currencies were recognized in income currently, as were the offsetting foreign exchange gains and losses on the items hedged. Gains and losses related to qualifying hedges of firm commitments denominated in foreign currencies were deferred and recognized in income when the transaction occurred. Derivative financial instruments that did not meet the criteria for hedge accounting were marked to market.

The Company adopted SFAS No. 133, as amended, for the fiscal year beginning April 1, 2001. The cumulative effect upon adoption was not significant. After the adoption of SFAS No. 133, as amended, the Company recognizes derivatives in the balance sheet at their fair value in “Other current assets” or “Other current liabilities.” On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

(o)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (See Note 6)

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

(p)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(q)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2002.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	New Accounting Pronouncements

The Company will adopt Emerging Issues Task Force Issue (EITF) 01-9 “Accounting for Consideration Given by a Vender to a Customer or Reseller of the Vendor’s Products” in the fiscal year beginning April 1, 2002. The Company does not expect that the adoption of EITF 01-9 will materially affect the results of operations or financial position.

In June 2001, FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations be accounted for by the purchase method and changes the criteria for recognition of intangible assets acquired in business combinations. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets that have indefinite useful lives no longer be amortized but should be tested at least annually for impairment. Intangible assets that have estimable useful lives will continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing for impairment of goodwill and intangibles with indefinite useful lives. The provisions of SFAS No. 142 will be effective from the fiscal year beginning April 1, 2002, however, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of SFAS No. 142. The adoption of SFAS No. 141 did not have a material effect on the Company’s results of operations or financial position. The Company does not expect that the adoption of SFAS No. 142 will materially affect the results of operations or financial position.

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company will adopt the provisions of SFAS No. 143 on April 1, 2003. The Company does not expect that the adoption will materially affect the results of operations or financial position.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” applicable for the fiscal year beginning April 1, 2002. SFAS No. 144 amends the existing guidance on accounting for the impairment of long-lived assets to be held or used, establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company does not expect that the adoption of SFAS No. 144 will materially affect the results of operations or financial position.

(2)	Inventories

Inventories at March 31, 2002 and 2001 are summarized as follows:

	Yen (millions)

	2002	2001

Finished goods	422,582	516,972
Work in process	157,116	187,309
Raw materials	254,910	343,334

	834,608	1,047,615

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in and Transactions with Associated Companies

Certain financial information in respect of associated companies at March 31, 2002 and 2001 and for the three years ended March 31, 2002 is shown below. The most significant of these associated companies is Matsushita Electric Works, Ltd. (MEW). At March 31, 2002, the Company has a 33.1% equity ownership in MEW.

	Yen (millions)

	2002	2001

Current assets	884,729	851,026
Other assets	1,376,341	1,552,170

	2,261,070	2,403,196

Current liabilities	674,512	585,769
Other liabilities	657,753	869,257

Net assets	928,805	948,170

Company’s equity in net assets	290,753	279,266

	Yen (millions)

	2002	2001	2000

Net sales	1,562,422	1,807,373	1,835,138
Gross profit	423,583	492,107	500,373
Net income	4,345	8,399	47,651

Purchases and dividends received from associated companies for the three years ended March 31, 2002 are as follows:

	Yen (millions)

	2002	2001	2000

Purchases from	152,234	177,865	235,599
Dividends received	5,693	5,089	7,935

Retained earnings include undistributed earnings of associated companies in the amount of 86,031 million yen and 89,413 million yen, respectively, as of March 31, 2002 and 2001.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Investments in associated companies include equity securities which have quoted market values at March 31, 2002 and 2001 compared with related carrying amounts as follows:

	Yen (millions)

	2002	2001

Carrying amount	274,389	278,199
Market value	275,174	355,851

(4)	Investments in Available-for-Sale Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2002 and 2001 are as follows:

	Yen (millions)

	2002

			Gross	Gross
			unrealized	unrealized
		Fair	holding	holding
	Cost	value	gains	losses

Current:
Japanese and foreign government bonds	3,804	3,807	4	1
Convertible and straight bonds	709	709	—	—
Other debt securities	7,333	7,333	—	—

	11,846	11,849	4	1

Noncurrent:
Equity securities	288,816	411,621	125,778	2,973
Japanese and foreign government bonds	46,645	43,966	—	2,679
Convertible and straight bonds	3,537	3,576	47	8
Investment trusts	13,662	13,609	15	68
Other debt securities	41,769	42,325	556	—

	394,429	515,097	126,396	5,728

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)

	2001

			Gross	Gross
			unrealized	unrealized
		Fair	holding	holding
	Cost	value	gains	losses

Current:
Japanese and foreign government bonds	3,288	3,299	21	10
Convertible and straight bonds	3,042	3,046	5	1
Investment trusts	77	77	—	—
Other debt securities	4,994	4,999	5	—

	11,401	11,421	31	11

Noncurrent:
Equity securities	369,972	533,421	179,305	15,856
Japanese and foreign government bonds	58,441	57,056	70	1,455
Convertible and straight bonds	6,973	6,953	17	37
Investment trusts	68,418	67,889	48	577
Other debt securities	39,335	40,152	817	—

	543,139	705,471	180,257	17,925

Maturities of investments in available-for-sale securities at March 31, 2002 and 2001 are as follows:

	Yen (millions)

	2002		2001

		Fair		Fair
	Cost	value	Cost	value

Due within one year	11,846	11,849	11,401	11,421
Due after one year through five years	105,613	103,476	173,167	172,050
Equity securities	288,816	411,621	369,972	533,421

	406,275	526,946	554,540	716,892

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Proceeds from sale of available-for-sale securities for the years ended March 31, 2002, 2001 and 2000 were 158,637 million yen, 202,023 million yen and 326,811 million yen, respectively. The gross realized gains for the years ended March 31, 2002, 2001 and 2000 were 10,582 million yen, 16,638 million yen and 40,590 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2002, 2001 and 2000 were 4,422 million yen, 2,932 million yen and 878 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the year ended March 31, 2002, the Company incurred a write-down of 92,806 million yen on investment securities reflecting the aggravated condition of the Japanese stock market. The write-down is included in other deductions of costs and expenses in the consolidated statements of operations.

(5)	Leases

The Company and its subsidiaries have capital and operating leases for certain machinery and equipment. At March 31, 2002, the gross amount of machinery and equipment and the related accumulated depreciation recorded under capital leases was 9,314 million yen and 5,337 million yen, respectively.

During the year ended March 31, 2002, the Company sold and leased back certain machinery and equipment for 108,024 million yen. The lease base term is four years. The resulting leases are being accounted for as operating leases. The resulting gains of these transactions, included in other income, were not significant. The Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term.

Rental expense for operating leases, including the above-mentioned sale-leaseback transactions was 4,415 million yen for the year ended March 31, 2002. Rental expense for operating leases for the years ended March 31, 2001 and 2000 were not significant.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Future minimum lease payments under capital leases and operating leases at March 31, 2002 are as follows:

	Yen (millions)

	Capital	Operating
Year ending March 31:	leases	leases

2003	1,774	14,483
2004	1,295	20,430
2005	756	20,362
2006	404	24,164
2007	100	18,719
Thereafter	21	—

Total minimum lease payments	4,350	98,158

Less amount representing interest	222

Present value of net minimum lease payments	4,128
Less current portion	1,664

Long-term capital lease obligations	2,464

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases. Investments in financing leases at March 31, 2002 and 2001 are as follows:

	Yen (millions)

	2002	2001

Total minimum lease payments to be received	433,516	480,122
Less amounts representing estimated executory cost	16,436	16,995
Less unearned income	28,692	36,209

	388,388	426,918
Less allowance for doubtful receivables	4,112	5,104

Net investment in financing leases	384,276	421,814
Less current portion	137,118	178,629

Long-term investment in financing leases	247,158	243,185

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of the investments in financing leases after March 31, 2002 are as follows:

Yen (millions)

Year ending March 31:

2003	145,520
2004	120,470
2005	85,517
2006	51,426
2007	22,669
Thereafter	7,914

Total minimum lease payments to be received	433,516

(6)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. As discussed in Note 1(o), the Company accounts for impairment of long-lived assets in accordance with SFAS No. 121.

The Company recognized an impairment loss of 24,420 million yen during fiscal 2002 related to the write-down of the machinery and equipment to manufacture display devices and other components.

The Company recognized an impairment loss of 19,565 million yen during fiscal 2000 related to the write-down of the machinery and equipment to manufacture CRTs and other components.

In both cases, as the prices of these products significantly decreased during the respective fiscal year due to highly competitive market conditions, the Company projected that the future business of those products would result in a net operating loss.

Impairment losses recorded in fiscal 2002 and 2000 are included in other deductions of costs and expenses in the consolidated statements of operations.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2002 and 2001 is set forth below:

	Yen (millions)

	2002	2001

Convertible bonds, due 2002, interest 1.3%	—	98,708
Convertible bonds, due 2004, interest 1.4%	97,744	97,744
Convertible bonds issued by subsidiaries, due 2002 and 2005, interest 0.35%—1.5%	45,482	45,482
U.S. dollar unsecured bonds, due 2002, effective interest 5.8%	125,237	125,152
Straight bonds, due 2005, interest 0.42%	100,000	—
Straight bonds, due 2007, interest 0.87%	100,000	—
Straight bonds, due 2011, interest 1.64%	100,000	—
Straight bonds issued by a subsidiary, due 2003—2007, interest 1.68%—2.15%	45,000	50,000
Unsecured yen loans from banks and insurance companies, principally by financial subsidiaries, due 2001—2007, effective interest 0.8% in 2002 and 1.2% in 2001	339,772	393,392
Capital lease obligation	4,128	—

	957,363	810,478
Less current portion	265,471	268,937

	691,892	541,541

The aggregate annual maturities of long-term debt after March 31, 2002 are as follows:

Yen (millions)

Year ending March 31:
2003	265,471
2004	202,064
2005	179,052
2006	68,170
2007	132,570

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2002 and 2001, short-term loans subject to such general agreements amounted to 108,386 million yen and 88,069 million yen, respectively. The balance of short-term loans represents borrowings under commercial paper, acceptances and short-term loans of foreign subsidiaries. The weighted average interest rate on short-term borrowings outstanding at March 31, 2002 and 2001 was 4.2%.

Acceptances payable by foreign subsidiaries, in the amount of 108 million yen and 187 million yen at March 31, 2002 and 2001, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

The 1.4% convertible bonds maturing in 2004 are redeemable from 2001 at the option of the Company at prices ranging from 102% of principal to 100% of principal, and are currently convertible into approximately 60,336,000 shares of common stock at 1,620 yen per share.

The convertible bonds maturing through 2005 issued by subsidiaries are redeemable at the option of the subsidiaries at prices ranging from 103% of principal to 100% of principal near maturity.

The Company set up a shelf registration in Japan for issuance of straight bonds within two years from December 29, 2001 with the maximum aggregate principal amount of 500,000 million yen. In February 2002, straight bonds in the aggregate principal amount of 300,000 million yen were issued.

(8)	Retirement and Severance Benefits

The Company and certain subsidiaries have contributory, funded benefit pension plans covering substantially all employees who meet eligibility requirements. Benefits under the plans are primarily based on the combination of years of service and compensation.

The contributory, funded benefit pension plans include a portion of social security tax calculated in accordance with the Welfare Pension Insurance Law. The Company and certain subsidiaries contribute to the pension funds as well as to the social security tax portion (“substitutional portion”). The employees contribute only to the social security tax portion.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective April 1, 2002, the Company and certain of its subsidiaries amended their lump-sum payment plans to cash balance pension plans. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current rate of pay and market-related interest rate.

Net periodic benefit cost for the contributory, funded benefit pension plans and the unfunded lump-sum payment plans of the Company for the three years ended March 31, 2002 consisted of the following components:

	Yen (millions)

	2002	2001	2000

Service cost – benefits earned during the year	85,009	89,737	86,391
Interest cost on projected benefit obligation	84,846	84,665	84,619
Expected return on plan assets	(51,459)	(57,415)	(49,389)
Amortization of net transition obligation	9,972	9,972	9,972
Amortization of prior service cost (benefit)	(3,965)	—	—
Recognized actuarial loss	17,208	11,054	15,561

Net periodic benefit cost	141,611	138,013	147,154

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans and the unfunded lump-sum payment plans and the fair value of the plan assets at March 31, 2002 and 2001, and actuarial assumptions used as of March 31, 2002, 2001 and 2000 are as follows:

	Yen (millions)

	2002	2001

Change in benefit obligations:
Benefit obligations at beginning of year	2,235,210	2,136,223
Service cost	85,009	89,737
Interest cost	84,846	84,665
Plan participants’ contributions	13,676	13,902
Prior service cost (benefit)	(36,802)	(64,171)
Actuarial loss	289,768	39,341
Benefits paid	(196,980)	(68,965)
Foreign currency exchange impact	2,214	4,478

Benefit obligations at end of year	2,476,941	2,235,210

Change in plan assets:
Fair value of plan assets at beginning of year	1,340,637	1,410,872
Actual return on plan assets	(75,208)	(134,692)
Employer contributions	73,238	78,084
Plan participants’ contributions	13,676	13,902
Benefits paid	(44,535)	(31,260)
Foreign currency exchange impact	1,733	3,731

Fair value of plan assets at end of year	1,309,541	1,340,637

Funded status	(1,167,400)	(894,573)

Unrecognized net transition obligation	3,298	13,270
Unrecognized prior service cost (benefit)	(97,008)	(64,171)
Unrecognized actuarial loss	786,786	387,078

Net amount recognized	(474,324)	(558,396)

Amounts recognized in the consolidated balance sheets consist of:
Retirement and severance benefits	(718,501)	(558,396)
Accumulated other comprehensive income (loss), gross of tax	244,177	—

Net amount recognized	(474,324)	(558,396)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2002	2001	2000

Actuarial assumptions:
Discount rate	3.2%	4.0%	4.0%
Expected return on plan assets	4.0%	4.0%	4.0%
Rate of compensation increase	2.6%	2.6%	2.6%

(9)	Income Taxes

Income (loss) before income taxes and income taxes for the three years ended March 31, 2002 are summarized as follows:

		Yen (millions)

	Domestic	Foreign	Total

2002:
Loss before income taxes	(543,624)	(4,385)	(548,009)
Income taxes:
Current	10,904	19,131	30,035
Deferred	(78,398)	(8,848)	(87,246)

Total income taxes	(67,494)	10,283	(57,211)

2001:
Income before income taxes	49,542	51,193	100,735
Income taxes:
Current	95,820	22,035	117,855
Deferred	(68,585)	591	(67,994)

Total income taxes	27,235	22,626	49,861

2000:
Income before income taxes	99,538	119,067	218,605
Income taxes:
Current	125,155	53,290	178,445
Deferred	(33,251)	(8,179)	(41,430)

Total income taxes	91,904	45,111	137,015

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and its subsidiaries are subject to a number of taxes based on earnings which, in aggregate, resulted in an average normal tax provision (benefit) rate of approximately (41.9)% for the year ended March 31, 2002 and 41.9% for the years ended March 31, 2001 and 2000.

The effective tax rates for the years differ from the normal tax rates for the following reasons:

	2002	2001	2000

Normal tax rate	(41.9)%	41.9%	41.9%
Tax credit for increased research expenses	(0.2)	(2.8)	(1.3)
Lower tax rates of overseas subsidiaries	(0.7)	(7.5)	(3.2)
Expenses not deductible for tax purposes	1.8	11.2	6.6
Change in valuation allowance allocated to income tax expenses	25.1	5.4	18.7
Other	5.5	1.3	—

Effective tax rate	(10.4)%	49.5%	62.7%

The significant components of deferred income tax expenses for the three years ended March 31, 2002 are as follows:

	Yen (millions)

	2002	2001	2000

Deferred tax expense (exclusive of the effects of another component listed below)	(225,008)	(73,447)	(82,267)
Increase in the balance of valuation allowance for deferred tax assets	137,762	5,453	40,837

	(87,246)	(67,994)	(41,430)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 are presented below:

	Yen (millions)

	2002	2001

Deferred tax assets:
Inventory valuation	82,320	98,749
Expenses accrued for financial statement purposes but not currently included in taxable income	176,020	180,465
Depreciation	145,490	135,719
Retirement and severance benefits	217,568	149,540
Tax loss carryforwards	270,292	76,920
Other	142,885	103,613

Total gross deferred tax assets	1,034,575	745,006

Less valuation allowance	221,968	80,807

Net deferred tax assets	812,607	664,199

Deferred tax liabilities:
Purchase accounting step-up of identifiable assets	(4,677)	(3,971)
Net unrealized holding gains of available-for-sale securities	(48,850)	(65,968)
Other	(29,512)	(25,345)

Total gross deferred tax liabilities	(83,039)	(95,284)

Net deferred tax assets	729,568	568,915

The net change in total valuation allowance for the years ended March 31, 2002 and 2001 were increases of 141,161 million yen and 5,087 million yen, respectively.

At March 31, 2002, the Company and certain of its subsidiaries had, for tax reporting purposes, net operating loss carryforwards of approximately 668,492 million yen, which will generally expire between 2003 and 2022.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net deferred tax assets and liabilities at March 31, 2002 and 2001 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)

	2002	2001

Other current assets	267,420	309,432
Other assets	483,523	282,558
Other liabilities	(21,375)	(23,075)

Net deferred tax assets	729,568	568,915

(10)	Stockholders’ Equity

In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The Company issued 58,941,866 shares, 580,241 shares and 326,535 shares in connection with the conversion of bonds for the years ended March 31, 2002, 2001 and 2000, respectively.

On April 1, 2000, the Company issued 16,321,187 shares under exchange offering in connection with the integration of two subsidiaries.

For the year ended March 31, 2002, 54,000,000 shares of the Company’s common stock were repurchased from the market for the aggregate cost of 90,598 million yen pursuant to a revision in the Japanese Commercial Code, with the intention to hold such repurchased shares as treasury stock to improve capital efficiency, and to use some or all of the repurchased shares for the forthcoming share exchange (See Note 19) to transform five companies into wholly-owned subsidiaries of the Company.

The Japanese Commercial Code, amended effective October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until the aggregated amount of capital surplus and legal reserve equals 25% of stated capital. The capital surplus and legal reserve, up to 25% of stated capital, are not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. The capital surplus and legal reserve, exceeding 25% of stated capital, are available for distribution upon approval of the shareholders’ meeting.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2002 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the semi-annual dividend of 3.75 yen per share, totaling 7,813 million yen, proposed in June 2002 in respect of the year ended March 31, 2002 or for the related appropriation.

In accordance with the Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of approximately 92,185 million yen at March 31, 2002 were restricted as to the payment of cash dividends.

The Company’s directors and certain senior executives may be granted options to purchase the Company’s common stock. All stock options have a four-year term and become fully exercisable two years from the date of grant. Information with respect to stock options is as follows:

	Number	Weighted average
	of shares	exercise price (Yen)

Balance at March 31, 1999	113,000	2,291
Granted	116,000	2,476

Balance at March 31, 2000	229,000	2,385
Granted	109,000	2,815
Exercised	(33,000)	2,291
Forfeited	(10,000)	2,291

Balance at March 31, 2001	295,000	2,557
Granted	128,000	2,163
Forfeited	(28,000)	2,490

Balance at March 31, 2002,
weighted average remaining life – 3.99 years	395,000	2,434

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans described above. Accordingly, as the option price at the date of grant exceeded the fair market value of common shares, no compensation costs have been recognized in connection with the plans. If the accounting provision of SFAS No. 123, “Accounting for Stock Based Compensation,” had been adopted, the impact on the Company’s net income (loss) for the three years ended March 31, 2002 would not be material.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Treasury stock reserved for options at March 31, 2002 and 2001 was 395,000 shares and 295,000 shares, respectively.

On June 27, 2002, the annual shareholders’ meeting approved that the Company’s stock acquisition rights as stock options would be allotted to 27 directors and 8 senior executives. These stock option rights are exercisable from July 1, 2004 to June 30, 2008. Total number of stock acquisition rights will be limited in aggregate to 130,000 common shares.

(11)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2002 are as follows:

	Yen (millions)

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

For the year ended March 31, 2002
Translation adjustments	98,740	—	98,740
Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(133,472)	53,472	(80,000)
Less: Reclassification adjustment for losses included in net loss	85,846	(33,821)	52,025

Net unrealized gains (losses)	(47,626)	19,651	(27,975)

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(28,241)	11,821	(16,420)
Less: Reclassification adjustment for losses included in net loss	28,482	(11,934)	16,548

Net unrealized gains (losses)	241	(113)	128

Minimum pension liability adjustments	(199,175)	48,813	(150,362)

Other comprehensive income (loss)	(147,820)	68,351	(79,469)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

For the year ended March 31, 2001
Translation adjustments	144,684	—	144,684
Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(192,578)	78,714	(113,864)
Less: Reclassification adjustment for gains included in net income	(13,706)	5,743	(7,963)

Net unrealized gains (losses)	(206,284)	84,457	(121,827)

Other comprehensive income (loss)	(61,600)	84,457	22,857

For the year ended March 31, 2000
Translation adjustments	(139,946)	—	(139,946)
Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	225,671	(94,556)	131,115
Less: Reclassification adjustment for gains included in net income	(39,712)	16,639	(23,073)

Net unrealized gains (losses)	185,959	(77,917)	108,042

Other comprehensive income (loss)	46,013	(77,917)	(31,904)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the three years ended March 31, 2002 is as follows:

	Yen (millions)

	2002	2001	2000

Net income (loss) available to common stockholders	(431,007)	41,500	99,709
Effect of assumed conversions:
Convertible bonds, due 2002, interest 1.3%	—	747	747
Convertible bonds, due 2004, interest 1.4%	—	795	802

Diluted net income (loss)	(431,007)	43,042	101,258

	Number of shares

	2002	2001	2000

Average common shares outstanding	2,075,667,943	2,079,235,871	2,062,295,743
Dilutive effect of assumed conversions:
Convertible bonds, due 2002, interest 1.3%	—	60,941,152	61,090,690
Convertible bonds, due 2004, interest 1.4%	—	60,376,132	60,941,462
Stock options	—	23,848	15,403

Diluted common shares outstanding	2,075,667,943	2,200,577,003	2,184,343,298

	Yen

	2002	2001	2000

Net income (loss) per share:
Basic	(207.65)	19.96	48.35
Diluted	(207.65)	19.56	46.36

The effect of potentially dilutive securities was not included in the calculation of diluted net loss per share for the year ended March 31, 2002 as their effect would be antidilutive due to the net loss incurred for the year.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs and shipping and handling costs charged to operations for the three years ended March 31, 2002 are as follows:

	Yen (millions)

	2002	2001	2000

Research and development costs	565,530	543,804	525,557
Advertising costs	114,760	112,139	114,587
Shipping and handling costs	129,158	149,563	152,387

Included in other deductions of costs and expenses for the years ended March 31, 2002 and 2001 is a loss of 164,056 million yen and 100,195 million yen, respectively, associated with the implementation of the early retirement programs and the regional-based employee remuneration system in some domestic companies.

Included in other deduction of costs and expenses for the year ended March 31, 2002 is a loss of 61,622 million yen associated with the closure or integration of several manufacturing facilities, of which the total of 6,660 million yen was accrued at March 31, 2002.

Included in other income of revenues for the year ended March 31, 2000 is a gain of 58,566 million yen from the sale of EPCOS AG shares, a German electronic components manufacturing joint venture, held by a subsidiary, upon its initial public offering.

Foreign exchange gains and losses included in other deductions of costs and expenses for the years ended March 31, 2002 and 2001 is a loss of 12,975 million yen and 6,730 million yen, respectively. Foreign exchange gains and losses included in the consolidated statements of operations for the year ended March 31, 2000 were not significant.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income taxes and interest expenses paid and noncash investing and financing activities for the three years ended March 31, 2002 are as follows:

		Yen (millions)

		2002	2001	2000

a)	Cash paid:
	Interest	49,180	48,985	47,729
	Income taxes	62,414	146,694	178,184

b)	Noncash investing and financing activities:
	Conversion of bonds	95,486	940	528
	Capital transactions by consolidated and associated companies	2,830	969	3,004
	Stock issued under exchange offering	—	50,107	—

(14)	Foreign Exchange Contracts (Prior to SFAS No. 133 and SFAS No. 138)

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

The contract amounts of foreign exchange contracts at March 31, 2001 are as follows:

Yen (millions)

2001

Forward:
To sell foreign currencies	350,087
To buy foreign currencies	109,523
Options purchased to sell foreign currencies	16,430
Options purchased to buy foreign currencies	34,412
Options written to buy foreign currencies	24,956
Options written to sell foreign currencies	40,080

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and its subsidiaries enter into forward exchange contracts and options to hedge firm commitments expected to be denominated in foreign currencies, principally U.S. dollars. The terms of these foreign exchange contracts rarely extend beyond a few months.

(15)	Derivatives and Hedging Activities

The Company and its subsidiaries operate internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and some of its subsidiaries to hedge these risks. The Company assesses foreign currency exchange rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2002. Amounts included in accumulated other comprehensive income (loss) at March 31, 2002 are expected to be recognized in earnings over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties to foreign exchange contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts at March 31, 2002 are as follows:

Yen (millions)

2002

Forward:
To sell foreign currencies	374,993
To buy foreign currencies	173,546
Options purchased to sell foreign currencies	37,940

(16)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Investments and advances The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments
The fair value of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for hedging purposes, are estimated by obtaining quotes from brokers.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2002 and 2001 are as follows:

	Yen (millions)

	2002		2001

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Non-derivatives:
Assets:
Short-term investments	11,849	11,849	11,421	11,421
Investments and advances	813,104	813,118	1,008,170	1,009,122
Liabilities:
Long-term debt, including current portion	(965,466)	(981,512)	(809,111)	(903,698)
Derivatives relating to long-term debt, including current portion	8,103	8,103	(1,367)	(1,399)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(17)	Commitments and Contingent Liabilities

At March 31, 2002, commitments outstanding for the purchase of property, plant and equipment approximated 6,496 million yen. Contingent liabilities at March 31, 2002 for discounted export bills of exchange and guarantees of loans amounted to approximately 79,674 million yen, including 59,521 million yen for loans guaranteed principally on behalf of associated companies and customers.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(18)	Segment Information

The Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” in the fiscal year beginning April 1, 2001, and accordingly, prior year figures have been restated to reflect this change. These segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance. Business segments correspond to categories of activity classified primarily by markets and products. “AVC Networks” includes video and audio equipment and information and communications equipment. “Home Appliances” includes home appliances and household equipment. “Industrial Equipment” includes electronic-parts-mounting machines, industrial robots and industrial equipment. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the three years ended March 31, 2002 is shown in the tables below:

By Business Segment:

	Yen (millions)

	2002	2001	2000

Sales:
AVC Networks:
Customers	4,051,846	4,280,021	4,081,435
Intersegment	65	119	124

Total	4,051,911	4,280,140	4,081,559
Home Appliances:
Customers	1,178,185	1,316,254	1,305,978
Intersegment	998	13	25

Total	1,179,183	1,316,267	1,306,003
Industrial Equipment:
Customers	288,702	467,518	381,492
Intersegment	7,065	6,995	9,595

Total	295,767	474,513	391,087
Components and Devices:
Customers	1,357,955	1,617,768	1,530,482
Intersegment	614,832	859,973	827,805

Total	1,972,787	2,477,741	2,358,287
Eliminations	(622,960)	(867,100)	(837,549)

Consolidated total	6,876,688	7,681,561	7,299,387

Segment profit (loss):
AVC Networks	(51,687)	104,158	101,155
Home Appliances	38,063	54,655	42,474
Industrial Equipment	(44,493)	18,050	20,471
Components and Devices	(95,938)	88,685	66,110
Corporate and eliminations	(57,752)	(77,144)	(71,156)

Total segment profit (loss)	(211,807)	188,404	159,054

Interest income	33,556	43,712	42,949
Dividends received	9,162	12,237	14,674
Other income	53,774	54,082	135,746
Interest expense	(41,213)	(43,538)	(46,237)
Other deductions	(391,481)	(154,162)	(87,581)

Consolidated income (loss) before income taxes	(548,009)	100,735	218,605

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)

	2002	2001	2000

Identifiable assets:
AVC Networks	2,513,877	2,689,343	2,627,626
Home Appliances	1,137,909	1,233,308	1,226,741
Industrial Equipment	221,195	297,396	320,861
Components and Devices	1,706,920	1,960,950	1,790,492
Corporate and eliminations	2,047,258	1,975,291	1,989,355

Consolidated total	7,627,159	8,156,288	7,955,075

Depreciation (including intangibles other than goodwill):
AVC Networks	110,669	116,696	123,484
Home Appliances	30,435	28,398	31,116
Industrial Equipment	9,187	8,356	7,426
Components and Devices	174,790	189,633	177,099
Corporate and eliminations	9,639	9,749	10,072

Consolidated total	334,720	352,832	349,197

Capital investment (including intangibles other than goodwill):
AVC Networks	99,064	137,354	133,747
Home Appliances	22,046	30,759	22,120
Industrial Equipment	6,438	11,489	7,866
Components and Devices	191,704	337,406	179,355
Corporate and eliminations	13,814	14,192	11,583

Consolidated total	333,066	531,200	354,671

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Intangibles mainly represent patents, software and rights to public facilities.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and long-lived assets are as follows:

	Yen (millions)

	2002	2001	2000

Sales:
Japan	3,348,353	4,033,785	3,698,181
North and South America	1,358,689	1,379,959	1,384,550
Europe	774,820	849,205	905,620
Asia and Others	1,394,826	1,418,612	1,311,036

Consolidated total	6,876,688	7,681,561	7,299,387

United States of America included in North and South America	1,217,241	1,245,280	1,274,024

Long-lived assets:
Japan	1,147,295	1,284,744	1,145,057
North and South America	121,784	135,767	120,933
Europe	61,644	62,433	57,630
Asia and Others	251,039	236,351	189,839

Consolidated total	1,581,762	1,719,295	1,513,459

United States of America included in North and South America	115,971	128,815	115,431

There are no individually material countries of which sales and long-lived assets should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2002.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales, geographical profit (loss) and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2002. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)

	2002	2001	2000

Sales:
Japan:
Customers	4,140,314	4,981,666	4,706,534
Intersegment	903,876	1,204,963	1,057,828

Total	5,044,190	6,186,629	5,764,362
North and South America:
Customers	1,177,512	1,148,909	1,084,157
Intersegment	36,662	30,326	30,968

Total	1,214,174	1,179,235	1,115,125
Europe:
Customers	598,390	622,938	669,595
Intersegment	14,872	30,667	25,945

Total	613,262	653,605	695,540
Asia and Others:
Customers	960,472	928,048	839,101
Intersegment	636,625	580,183	461,938

Total	1,597,097	1,508,231	1,301,039
Eliminations	(1,592,035)	(1,846,139)	(1,576,679)

Consolidated total	6,876,688	7,681,561	7,299,387

Geographical profit (loss):
Japan	(172,197)	214,521	165,721
North and South America	(6,923)	11,569	15,334
Europe	(18,281)	(5,910)	(2,487)
Asia and Others	44,957	43,632	44,334
Corporate and eliminations	(59,363)	(75,408)	(63,848)

Consolidated total	(211,807)	188,404	159,054

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)

	2002	2001	2000

Identifiable assets:
Japan	4,135,167	4,686,994	4,645,975
North and South America	509,153	546,560	479,095
Europe	329,976	344,792	400,581
Asia and Others	796,670	749,007	638,495
Corporate and eliminations	1,856,193	1,828,935	1,790,929

Consolidated total	7,627,159	8,156,288	7,955,075

(19)	Subsequent Events

Effective April 1, 2002, pursuant to an agreement between the Company and Toshiba Corporation to integrate their respective liquid crystal display (LCD) business, a new joint venture, Toshiba Matsushita Display Technology Co., Ltd. was established upon division of relevant business from both companies. The Company transferred its related assets of 89,510 million yen and liabilities of 60,031 million yen to the joint venture in exchange for a 40% ownership interest.

On April 26, 2002, the Company entered into definitive share exchange agreements with five subsidiaries. The share exchange is expected to take place on October 1, 2002. Under the terms of the agreement, 2.884, 0.576, 0.332, 0.833 and 0.538 of one share of the Company’s common stock will be issued in exchange for each share of Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc. common stock, respectively. The share exchange agreements were approved at the June 27, 2002, annual shareholders’ meetings of the Company and each of the five subsidiaries.

In June 2002, the Company and certain of its domestic subsidiaries obtained approval from the Ministry of Health, Labour and Welfare (the Ministry) for an exemption from the future benefit obligation with respect to the substitutional portion of each Employees Pension Fund (EPF) that the Company and certain of its domestic subsidiaries operate on behalf of the government in accordance with Japanese Welfare Pension Insurance Law, following the enactment in April 2001 of a new law concerning the defined benefit pension plans in Japan. The Company and certain of its domestic subsidiaries will apply for the return of the past benefit obligation of the substitutional portion of each EPF. Settlement of the past benefit obligation of the substitutional portion and the return of the pension assets to the government will be carried out by December 15, 2003.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Quarterly Financial Data (Unaudited)

Quarterly net sales, net income (loss) and net income (loss) per share for the two years ended March 31, 2002 are set forth in the following table:

	Yen (millions), except per share information

	2002

		Net	Net income	Net income
	Net	income	(loss) per share:	(loss) per share:
	sales	(loss)	basic (yen)	diluted (yen)

Quarter ended

June 30	1,674,784	(19,373)	(9.32)	(9.32)
September 30	1,710,825	(50,100)	(24.10)	(24.10)
December 31	1,737,235	(172,025)	(82.74)	(82.74)
March 31	1,753,844	(189,509)	(91.76)	(91.76)

	Yen (millions), except per share information

	2001

		Net	Net income	Net income
	Net	income	(loss) per share:	(loss) per share:
	sales	(loss)	basic (yen)	diluted (yen)

Quarter ended

June 30	1,772,375	9,399	4.52	4.45
September 30	1,964,666	41,973	20.19	19.25
December 31	1,992,628	22,782	10.96	10.53
March 31	1,951,892	(32,654)	(15.70)	(15.70)

Schedule II

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2002, 2001 and 2000

			Deduct

	Balance
	at	Add	Bad		Add (deduct)
	beginning	-charged	debts		-cumulative	Balance
	of	to	written		translation	at end of
	period	income	off	Reversal	adjustments	period

Allowance for doubtful trade receivables:

2002	42,530	4,249	3,729	4,013	1,261	40,298

2001	42,098	13,289	12,460	1,929	1,532	42,530

2000	63,649	10,252	28,670	1,473	(1,660)	42,098

Allowance for doubtful noncurrent receivables:

2002	98	1,514	1,562	—	—	50

2001	144	3,160	3,206	—	—	98

2000	304	1,728	1,888	—	—	144

Item 18. Financial Statements

Not applicable

Item 19. Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Specimen common stock certificates of the Registrant (English translation)

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

(Registrant)

Date: July 17, 2002	By	/s/ Shigeru Nakatani

Shigeru Nakatani
President of
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001,
New York, N.Y. 10020-2002