Form 20-F
period 2003-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO  LTD
filed 2003-09-10
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

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

None

(Title of Class)

This form contains 143 pages.

Indicate the number of outstanding shares (excluding treasury stocks) of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of
Title of Class	March 31, 2003 (Japan Time)	March 28, 2003 (New York Time)
Common Stock	2,359,316,711
American Depositary Shares, each representing 1 share of common stock		119,692,554

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☒     No  ☐ .

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17.  ☒    Item 18.  ☐.

All information contained in this Report is as of March 31, 2003 or for the year ended March 31, 2003 (fiscal 2003) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 25, 2003 was 117.43 yen = U.S.$1.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (September 2003). Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings, as well as future changes or revisions to accounting policies or accounting rules.

About the Company

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, “Matsushita” or the “Company” refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group), best known for its “Panasonic” brand name, is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 7,402 billion yen for fiscal 2003. Over the past eight decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2003 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.    Offer Statistics and Expected Timetable

Not applicable

Item 3.    Key Information

A.    Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2003	2002	2001	2000	1999
		(Restated)	(Restated)	(Restated)	(Restated)
Income Statement Data:
Net sales	7,402	7,074	7,781	7,405	7,753
Income (loss) before income taxes	69	(538)	105	248	194
Net income (loss)	(19)	(428)	42	106	20
Per common share:
Net income (loss):
Basic	(8.70)	(206.09)	19.96	51.49	9.75
Diluted	(8.70)	(206.09)	19.56	49.32	9.75
Dividends	10.00	12.50	12.50	14.00	12.50
	($0.107)	($0.100)	($0.116)	($0.125)	($0.097)
Balance Sheet Data:
Total assets	7,835	7,768	8,295	8,076	8,196
Long-term debt	588	708	563	662	726
Stockholders’ equity	3,178	3,248	3,770	3,678	3,635
Common stock	259	259	211	210	209
Number of shares issued at year-end (thousands)	2,447,923	2,138,515	2,079,573	2,062,671	2,062,345
Yen exchange rates per U.S. dollar:
Year-end	118.07	132.70	125.54	102.73	118.43
Average	121.96	125.05	110.60	111.35	128.19
High	115.71	115.89	104.19	101.53	108.83
Low	133.40	134.77	125.54	124.45	147.14

	Feb. 2003	Mar. 2003	Apr. 2003	May 2003	Jun. 2003	Jul. 2003
Yen exchange rates for each month during the previous six months:
High	117.14	116.47	118.25	115.94	117.46	117.24
Low	121.30	121.42	120.55	119.50	119.87	120.55

Notes:	1. Dividends per share reflect those paid during each fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates prevailing on the respective payment dates.

2.	As described in Note 2 of the Notes to Consolidated Financial Statements, the Company began consolidating certain previously unconsolidated subsidiaries, primarily overseas subsidiaries of Victor Company of Japan, Ltd., a consolidated subsidiary of the Company, during the year ended March 31, 2003 and has restated prior year amounts.

3.	Net income (loss) in fiscal 2003 and 1999 represents amounts after subtracting the impact of approximately 22 billion yen and 42 billion yen, respectively, attributable to adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax law in Japan on introduction of a new pro-forma standard taxation system in fiscal 2003 and revisions to corporate income tax law in fiscal 1999 in Japan.

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

Weakness in Japanese and global economies may cause reduced demand for the products of Matsushita

The Japanese economy has experienced a prolonged recession since the early 1990s, which has become increasingly serious. In addition, the global economy has taken a downturn, concurrently with setbacks in the global information technology industry. These recessionary conditions have resulted in sluggish consumer spending and weakened corporate capital expenditures in many industries. For example, the markets for information and communications equipment, such as PC peripherals, mobile communications equipment and related components and devices, on which Matsushita is dependent for its growth in part, have been hard hit during the year ended March 31, 2002. Due to these conditions and restructuring expenses under its mid-term Value Creation 21 plan, Matsushita incurred a significant net loss for fiscal 2002. Although Matsushita achieved an improvement in its business performance for fiscal 2003, the Company currently does not foresee a rapid turnaround in the Japanese or global economy in the near term. These conditions may continue in the short- to mid-term, thereby further negatively affecting Matsushita’s businesses.

Matsushita’s mid-term business plan, Value Creation 21, may not produce the expected results

At the same time as the above-mentioned conditions in the Japanese and global economies, the business environment in which Matsushita operates has also evolved dramatically in recent years, so that Matsushita’s traditional business model, namely having each product division and subsidiary operate independently in each product area, does not necessarily provide as many advantages as it once did. In response to these problems, starting in April 2001, Matsushita implemented its mid-term business plan called Value Creation 21. The plan consists of two key elements: structural reforms with an emphasis on the pursuit of higher management efficiency for customer satisfaction, and the pursuit of a new growth strategy. Matsushita, however, may not be successful in achieving all of the goals set out in the plan or in realizing the benefits that it expects from implementing the plan because of external and internal factors.

The restructuring of Matsushita’s businesses may not bring the improved efficiency, cost reductions and growth that Matsushita aims for

Under the Value Creation 21 plan, Matsushita implemented various management innovations and restructuring initiatives, such as: closing or integrating its manufacturing bases in Japan and overseas; reforming its consumer sales and distribution structure in Japan; innovating manufacturing and R&DD (R&D and design); and implementing employment restructuring initiatives. As another major restructuring measure, Matsushita implemented share exchanges with five of its majority-owned subsidiaries to transform them into wholly-owned subsidiaries of Matsushita, effective October 1, 2002, followed by the creation in January 2003 of a new business domain-based organizational structure over the entire Matsushita group in place of the traditional, single product-oriented divisional management system. Under the new management structure, Matsushita seeks to conduct its consolidated Groupwide businesses speedily and efficiently, and to achieve synergies expected from such business restructuring. Matsushita may not, however, be able to improve efficiency and reduce costs and realize growth through these measures due to unexpected additional reorganization or restructuring expenses, improper allocation of operational resources or other unpredictable factors.

Matsushita’s business is, and will continue to be, subject to the risks generally associated with international business operations

The Value Creation 21 plan includes expanding Matsushita’s businesses in markets outside of Japan. In many of these markets, Matsushita may face risks generally associated with international manufacturing and other business operations, such as political instability, economic uncertainty, cultural and religious differences and labor relations, as well as foreign currency exchange risks. Matsushita may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with potential customers, subcontractors or parts suppliers. Matsushita may also experience various political, legal or other restrictions over investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or rate of taxation in countries where Matsushita operates businesses. With respect to the products exported overseas, tariffs, other barriers or shipping costs may make Matsushita’s products less competitive. Expanding its overseas business may require significant investments long before Matsushita realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

Matsushita is subject to intense competition in areas in which it operates, and this may adversely affect its ability to maintain its gross margins

Matsushita produces a broad range of products and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. Matsushita may choose not to fund or invest in one or more of its businesses to the same degree as its competitors in those businesses do, or it may not be able to do so in a timely manner or at all. These competitors may have greater financial, technological, and marketing resources available to them than Matsushita has in the respective businesses in which they compete.

Rapid declines in product prices may adversely affect Matsushita’s financial results

While some of the factors that drive competition vary by product area, price is a factor relevant in substantially all of Matsushita’s businesses. For the year ending March 31, 2004, Matsushita expects prices in many product areas in which it deals to decline continuously as, or more rapidly than, in recent fiscal years. Matsushita believes that this trend will affect its businesses, especially those in the area of its AVC Networks category, which represented 59% of its net sales for fiscal 2003, and its Components and Devices category, which represented 21% of its net sales during the same period.

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

Matsushita may not be able to develop product formats which would prevail as de facto standards

Matsushita has been forming alliances and partnerships with other major manufacturers to strengthen the development of product formats, such as next-generation home and mobile networking products, data storage devices, and software systems. Despite these efforts by Matsushita, its competitors may be the ones who develop the de facto standards for future products. If that happens, Matsushita’s business in those business areas, and its financial conditions or results of operations, could be adversely affected.

The alliances with, and strategic investments in, third parties undertaken by Matsushita may not produce positive results

Matsushita develops its business through forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in venture companies. Matsushita’s reliance on the strategy of partnering with third parties is increasing. Such partnerships are crucial to Matsushita’s goal of introducing new products and services, including those using digital network or display devices technologies. Matsushita does not, however, control these partners, who may make decisions regarding their business undertakings with Matsushita which may be contrary to Matsushita’s interests.

Matsushita may be subject to product liability or warranty claims that could result in significant direct or indirect costs

There is a risk that defects may occur in Matsushita’s products and services. Many of Matsushita’s products and services are for so-called “mission-critical” uses—where the consequences of defects would be severe—exposing Matsushita in some cases to greater risks than those posed by ordinary retail products. The occurrence of defects could make Matsushita liable for damages caused by the defects, including consequential damages even if some damages are to be covered by insurance. Negative publicity concerning these problems could also make it harder for Matsushita to market its products and services. In some cases, Matsushita’s reputation and corporate and brand image may be adversely affected.

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

Matsushita may not be able to successfully recruit and retain skilled employees, particularly scientific and technical personnel

Matsushita may fail to recruit skilled employees, particularly scientific and technical personnel, who are limited in number. Matsushita’s future success depends largely on its ability to attract and retain certain key personnel, including scientific, technical and management personnel. Matsushita anticipates that it will need to hire additional skilled personnel in all areas of its business. Industry demand for skilled employees, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees, especially scientific and technical employees, is intense. Because of this intense competition for these skilled employees, Matsushita may be unable to retain its existing personnel or attract additional qualified employees in the future. If Matsushita is unable to retain skilled employees and attract additional qualified employees to keep up with its future business needs, this may adversely affect its business and results of operations.

Matsushita is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner

Matsushita’s manufacturing operations depend on obtaining deliveries of raw materials, parts and components, equipment and other supplies in adequate quality and quantity in a timely manner. Since the products Matsushita purchases are often complex, it may be difficult for Matsushita to substitute one supplier for another or one component for another in a timely manner or at all. Some components are only available from a limited number of suppliers. Although Matsushita believes that it selects reliable suppliers, shortages could occur in critical materials due to interruption of supply or increased industry demand and may adversely affect Matsushita’s operations.

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

Governmental regulations may limit Matsushita’s activities or increase its operating costs

Matsushita is subject to governmental regulations in Japan and other countries in which it conducts its business, including environmental laws and regulations, governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, financial, antitrust, patent, product liability, consumer and business taxation laws and regulations. But to the extent that Matsushita cannot comply with these laws and regulations, Matsushita’s activities would be limited. In addition, these laws and regulations could increase Matsushita’s operating costs.

Interest rate fluctuations may adversely affect Matsushita’s financial results

Matsushita is exposed to the risk of interest rate fluctuations, which, despite the measures taken by Matsushita to hedge a portion of its exposure to interest rate fluctuations, may affect its overall operational costs, interest income and the value of its financial assets and liabilities.

The decrease in the value of Japanese stocks may adversely affect Matsushita’s financial results

Matsushita holds Japanese stocks as part of its investment securities. The value of most of these stocks, however, dropped substantially over the past several years due to the stagnant Japanese economy. For example, Matsushita recorded a loss of 53 billion yen in its results of operations for fiscal 2003 related to other than temporary declines in its investment securities. The decrease in the value of Japanese stocks may also reduce stockholders’ equity in the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

External economic conditions may adversely affect Matsushita’s pension plans

Matsushita has contributory, funded benefit pension plans covering substantially all employees in Japan who meet eligibility requirements. Effective April 2002, the Company amended its benefit pension and lump-sum payment plans to new systems as a means to reduce the adverse influence of economic conditions. However, even after the introduction of these new systems, a decline in interest rates may cause a decrease in the discount rate on benefit obligations. A decrease in the value of stocks may also affect the return on plan assets. As a result, the unrecognized portion of actuarial loss may increase, leading to a future recognized actuarial loss on an increase in future net periodic benefit costs of these pension plans.

Some long-lived assets may not produce adequate returns

Matsushita has many long-lived assets, such as property, plant and equipment, and goodwill, to generate returns. The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. If these long-lived assets do not generate sufficient cash flows, impairment losses will have to be recognized, adversely affecting Matsushita’s financial conditions and results of operations.

Financial results and condition of associated companies may adversely affect Matsushita’s financial conditions and results of operations

Matsushita holds equities of associated companies. The values of these equities are determined by these companies’ financial condition and result of operations. Although some companies generated profits, others recorded losses. Matsushita can exercise influence over operating and financing policies of these companies. However, Matsushita does not have the right to make decisions for them since the companies operate independently. If these associated companies do not generate profits, Matsushita’s financial results may be adversely affected.

Changes in accounting standards and tax systems may adversely affect Matsushita’s financial results and conditions

Introduction of new accounting standards or tax systems and changes thereof, which Matsushita can not predict, may have a material adverse effect on its financial results and operations. For example, due to a revised local enterprise income tax law in light of a new pro-forma standard taxation system promulgated on March 31, 2003, Matsushita revaluated deferred tax assets and increased provision for income taxes by 22 billion yen, which became a factor for Matsushita’s net loss in fiscal 2003.

Matsushita’s facilities and information systems are subject to damage as a result of disasters or some unpredictable events

Matsushita’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. In addition, Matsushita’s operations, including procurement, manufacturing, logistics, sales and research and development facilities are located all over the world. If major disasters such as earthquakes, wars, fire and floods, computer viruses and terrorist attacks and other similar events occur, Matsushita’s facilities and information systems may be damaged and Matsushita may incur expenses relating to such damages. As a result, Matsushita’s operating activities and financial conditions may be adversely affected.

Item 4.     Information on the Company

A.    History and Development of the Company

GENERAL

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha (Address : 1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan. Phone : +81-6-6908-1121 / Agent : Mr. Yukitoshi Onda, President of Panasonic Finance (America), Inc.) as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of humankind through the supply of quality consumer electrical and electronic goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white television sets (TVs) and refrigerators. During the 1950s, Matsushita expanded its operations by establishing mass production and mass sales structures to meet increasing domestic demand, while also creating subsidiaries, making acquisitions and forming alliances. During the 1960s, Matsushita expanded its overseas businesses, and its products started getting worldwide recognition.

During the global recession caused by the first oil crisis in 1973, Matsushita strengthened its structure and overseas business relations. The advent and popularity of the video cassette recorder (VCR) from the late 1970s enabled Matsushita to receive worldwide recognition as a global consumer electronics manufacturer. In the 1980s, Matsushita further worked to evolve from a consumer products manufacturer to a comprehensive electronics products manufacturer, expanding its business in the areas of information and communications technology, industrial equipment and components. Since the 1990s, Matsushita has been emphasizing technological development and the use of advanced technology in every phase of life. In particular, Matsushita has been expanding its development activities in such areas as next-generation audiovisual (AV) equipment, multimedia products, and advanced electronic components and devices, many of which incorporate digital technology.

Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company’s products are marketed under the “Panasonic” brand name worldwide, along with other product- or region-specific brand names, including “National” primarily for home appliances sold in Japan and “Technics” for certain hi-fi products. Some of its subsidiaries also use their own brand names, such as “Quasar,” “Victor” and “JVC.” To sustain the future growth in the forthcoming “ubiquitous” networking age, Matsushita continues to emphasize technological development and the creation of new businesses, concentrating on several priority areas, such as digital AV networking equipment, mobile communications, data storage devices, environmental systems and related key components and devices. The Company is also striving to develop new service-oriented businesses, such as systems solutions and engineering services, as areas of potential growth over the mid-term period.

In June 1995, Matsushita sold an 80% equity interest in MCA (subsequently renamed Universal Studios, Inc.), which the Company purchased in December 1990, to The Seagram Company Ltd. for approximately U.S.$5.7 billion, leaving the Company with a minority interest.

In April 1997, the Matsushita parent company established four internal divisional companies—responsible for AVC (audiovisual and computer products), home appliances and household equipment, air conditioners, and electric motors—by grouping a majority of its some 50 product divisions, in order to facilitate strategic planning, effective decision making and more efficient allocation of resources across a broader range than that afforded by each single product division.

In March 1998, the Company announced a package of new management initiatives aimed at better sharing interests with shareholders. As part of this package, management implemented, with approval at the annual shareholders’ meeting in June 1998, the repurchase of 50 million shares of the Company’s common stock, spending approximately 99 billion yen during fiscal 1999. At the same time, as an incentive to Board members and employees toward the enhancement of corporate value, the Company introduced stock option plans for Board members and select senior executives, and established a stock-price-linked remuneration plan, under which modest cash payments were offered to employees of manager-level or above in addition to ordinary salary and bonus payments. The Company has been continuing share repurchases in subsequent years.

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

In April 2000, the Company made two of its majority-owned subsidiaries, Matsushita Refrigeration Company and Wakayama Precision Company, into wholly-owned subsidiaries, by means of share exchanges. As a result of the share exchanges, Matsushita issued 16,321,187 shares of its common stock to shareholders of the respective companies.

“VALUE CREATION 21” PLAN

In June 2000, Kunio Nakamura, new President of Matsushita, began to establish the Company’s new three-year business plan, called Value Creation 21, which was formally implemented in April 2001. The Value Creation 21 plan was designed to take full advantage of the opportunities arising in the evolving digital networking society. As the plan’s theme “Deconstruction and Creation” indicates, its objective is to transform Matsushita into a company that meets the needs of the 21st century through structural reforms and growth strategies with emphasis on enhancing growth potential, profitability and capital efficiency, thereby ensuring the Company’s continued contribution to society.

During fiscal 2002, the Company implemented a series of structural reforms under this Value Creation 21 plan, including the restructuring of its domestic consumer sales and distribution structure, management initiatives through the use of information technology (IT) such as supply chain management (SCM), the selective integration of businesses and manufacturing locations, manufacturing reforms such as the introduction of cell-style production, the reform of the Companywide research and development (R&D) structure to concentrate development resources into strategic product or core technology areas, and employment restructuring initiatives including the regional-based employee remuneration system and early retirement programs. Expenses related to the implementation of these restructuring initiatives, combined with adverse economic conditions, caused a sharp decline in the Company’s earnings results in fiscal 2002.

In April 2001, the Company absorbed Matsushita Electronics Corporation (MEC), its wholly-owned subsidiary, by merger to implement unified operational management in such key devices areas as semiconductors and display devices. By establishing new internal divisional companies directly under the control of the parent company, namely the Semiconductor, Display Devices and Lighting companies, the development, manufacturing and sales functions that were previously disbursed between Matsushita and MEC for each of these strategic businesses have been integrated.

In April 2002, Matsushita and Toshiba Corporation (Toshiba) separated their respective liquid crystal display (LCD) panel operations and established a joint venture company, Toshiba Matsushita Display Technology Co., Ltd., for the development, manufacture and sale of LCD panels and next-generation display devices. The joint venture aims at becoming one of the world’s leading LCD panel manufactures, combining Matsushita’s fast-response LCD image processing technology, Toshiba’s technology in low-temperature polysilicon LCD panel manufacturing and both companies’ expertise in consumer products, personal computers and communications devices. Of the new company’s initial stated capital of 10 billion yen, 60% was invested by Toshiba and 40% by Matsushita.

As a drastic structural reform aimed at achieving new growth under the Value Creation 21 plan, Matsushita implemented share exchanges on October 1, 2002 with five of its majority-owned subsidiaries (Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.) and transformed them into wholly-owned subsidiaries of Matsushita. Following the completion of the share exchanges, Matsushita implemented a comprehensive Groupwide business and organizational restructuring on January 1, 2003 via company splits, business combinations and business transfers among several Group companies, including the parent company’s internal divisional companies, whereby businesses or products with similar functions were reorganized into 14 new business domains as strategic units. This major reorganization was implemented with a focus on the elimination of duplicated business lines and counterproductive competition amongst the Group companies, the unification and concentration of R&D resources, and the establishment of a totally integrated operational structure from development and manufacturing to sales in each domain for full customer satisfaction.

As an extension of this Groupwide reorganization, Matsushita transformed two of its majority-owned subsidiaries, namely Matsushita Electronic Components Co., Ltd. and Matsushita Battery Industrial Co., Ltd., into its wholly-owned subsidiaries via share exchanges, effective April 1, 2003.

Also on April 1, 2003, Matsushita launched another joint venture company with Toshiba, upon dividing their respective cathode ray tube (CRT) businesses with the exception of domestic CRT manufacturing operations. The new company, Matsushita Toshiba Picture Display Co., Ltd., now positioned as the third largest TV-use CRT operation in the world, will differentiate itself through cutting edge technology, by integrating Matsushita and Toshiba’s advanced CRT technologies. The new company also brings together both companies’ product development and manufacturing capabilities to maintain a competitive position in the global CRT market. Of the new joint venture company’s stated capital of 10 billion yen, 64.5% is invested by Matsushita and 35.5% by Toshiba.

Upon the aforementioned Groupwide restructurings, in April 2003, to prepare a framework that enables each business domain company to implement autonomously responsible management, Matsushita established a new global consolidated management system that focuses on cash flows. Under this new management system, each business domain company aims to maximize not only growth, but also capital efficiency and cash flows through efforts to achieve a leaner balance sheet, attaining speedy management with accelerated asset turnover on a consolidated basis.

Since fiscal 2003, Matsushita has been shifting its focus from restructuring to growth, implementing the following initiatives:

•	Development and introduction of competitive “V-products”

To bring about a swift recovery in business results, Matsushita launched 88 “V-products” in fiscal 2003 as a driving force that can capture the top share in high-volume markets and contribute to the Company’s overall performance. As a result of a Groupwide commitment to this initiative, sales of V-products reached approximately 1 trillion yen in fiscal 2003, allowing Matsushita to achieve increased market share in many product categories. For fiscal 2004, Matsushita has selected 90 new V-products that will surpass last year’s models in both quality and quantity.

•	Expansion of overseas business

The Company is taking various initiatives to strengthen overseas operations as an engine for overall corporate growth. This initiative has already shown positive results in fiscal 2003, as overseas operations recorded increased sales, with earnings increases achieved in all regions. For the mid-term, Matsushita is aiming at double-digit sales growth overseas, and profits from overseas operations amounting to at least 60% of the Company’s total. Specifically, the Company plans to accelerate operational expansion in China, aiming for a 1 trillion yen business there on a Groupwide basis in fiscal 2006.

•	Enhancement of brand value

In April 2003, Matsushita announced that it would position the “Panasonic” brand as a globally unified brand for overseas markets under the slogan of “Panasonic ideas for life.” The brand slogan represents the commitment of all the employees, from R&D and manufacturing to marketing and services, in supplying products and services with value-added ideas, which help enrich people’s lives and advance society. In the context of this slogan, the Company devotes itself to increasing its global presence based upon enhanced brand value.

•	R&D strategy

Through selection of key technology areas, Matsushita has been accelerating strategic concentration of technological management resources, including engineering and development staff. By doing so, Matsushita has been focusing on the development of “black-box” or proprietary technologies that will set the Company apart from the competition.

Matsushita will leverage the benefits from these initiatives to increase competitiveness and profitability.

LATEST DEVELOPMENT

In late June 2003, Matsushita introduced an Executive Officer system*, for execution of business at various domestic and overseas Group companies, enabling the Board of Directors to carry out corporate strategies that integrate the Group’s comprehensive strengths. This system was adopted in view of the diversified scope of Matsushita’s business operations and to enhance management efficiency and corporate governance. The Board of Directors is now able to concentrate on corporate strategies and supervision of business domain companies, while Executive Officers, who are most familiar with the specifics of respective operations, take responsibilities related to day-to-day business. Upon the introduction of this system, the Board of Directors itself has been reduced in number, with their terms of office shortened to one year. While also strengthening the Company’s existing Corporate Auditor system, and through the business domain-based management system, the Executive Officer system and outside directors, Matsushita intends to continuously enhance the Group’s management efficiency and corporate governance according to its basic management philosophy.

*	Matsushita’s Executive Officer (Yakuin) system is a voluntary system and different from the corporate executive officer (Shikkoyaku) system as stipulated in the amended Commercial Code of Japan and related legislation. See Item 6, Section A for further details.

CAPITAL INVESTMENT

Recognizing that building advanced technologies, equipment and processes is essential to the cost-efficient and speedy manufacture of sophisticated electronic products and devices, Matsushita has been attentive in planning plant and equipment investment to achieve higher competitiveness and investment efficiency. Besides investment in production automation and energy-saving facilities, increasing emphasis has been placed on the expansion of facilities in such business areas as key components and devices, digital AV equipment and mobile communications equipment in recent years.

Total capital investment (excluding intangibles) amounted to 519 billion yen, 320 billion yen and 251 billion yen for fiscal 2001, 2002 and 2003, respectively. The decrease for fiscal 2002 and 2003 mainly reflects a severe business environment, as well as an increased management emphasis on cash flows and capital efficiency, as seen in an increased adoption of cell-style production, which allowed the use of smaller scale facilities. Matsushita did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key areas as system large-scale integrated (LSI) circuits, plasma display panels (PDPs) and other strategic products.

For the current fiscal year ending March 31, 2004 (fiscal 2004), Matsushita expects its capital investment to increase to approximately 270 billion yen. This investment will be funded primarily through internal sources.

B.     Business Overview

SALES BY PRODUCT CATEGORY

Matsushita is engaged in the production and sale of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by product category for the last three fiscal years;

	Yen (billions) (%)
	Fiscal year ended March 31,
	2003		2002		2001
AVC Networks
Video and audio equipment	2,100	28%	1,956	28%	1,829	23%
Information and communications equipment	2,296	31	2,280	32	2,545	33

Subtotal	4,396	59	4,236	60	4,374	56
Home Appliances	1,211	16	1,178	17	1,316	17
Industrial Equipment	285	4	289	4	468	6
Components and Devices	1,510	21	1,371	19	1,623	21

Total	7,402	100%	7,074	100%	7,781	100%

Note:	As described in the Notes to the Consolidated Financial Statements, the Company began consolidating certain previously unconsolidated subsidiaries during the year ended March 31, 2003 and has restated prior year amounts.

AVC Networks

Matsushita’s principal products in the AVC Networks category include video and audio equipment and information and communications equipment. Products in this category have been undergoing rapid technological changes on digitization and networking. Especially, the evolution of digital networks, such as the convergence of broadcasting and communications as well as the proliferation of the Internet, is creating a new business environment leading to a so-called “ubiquitous” network society. As a leading manufacturer in many product lines in the AVC Networks category, Matsushita has been seeking new growth by enhancing networkable digital products and interlinking them to develop and promote convenient home, office and mobile networking environments.

Video and Audio Equipment

Principal products in this sector include TVs, VCRs, camcorders, DVD players and recorders, audio equipment, and pre-recorded audio and video software. Matsushita maintains a leading share in the domestic and overseas markets for a number of major products in this field. During the two-year period ended March 31, 2002, sales in this category did not show marked growth due mainly to slow consumer spending, especially in Japan, and intensified global price competition. In the year ended March 31, 2003 (fiscal 2003), however, Matsushita aggressively introduced a series of competitive V-products and expanded sales.

For TVs, Matsushita produces a broad range of models to meet all segments of demand in domestic and international markets, ranging from cathode ray tube (CRT) models, to new flat-screen TVs, such as liquid crystal display (LCD) and plasma display panel (PDP) TVs. For CRT TVs, to cope with intensifying borderless competition, the Company has shifted production of conventional models from Japan to Southeast Asian and other overseas factories during the past several years, with domestic production now concentrated on flat-surface high-definition models. Meanwhile, the Company has been strengthening its lineup of fast-growing flat-screen TVs. Following the introduction of a 15-inch wide-screen LCD TV in fiscal 2000, Matsushita expanded its lineup of LCD TVs in the following years, and further added a 32-inch model in fiscal 2003. Regarding larger inch size PDP TVs, volume production began in fiscal 2001 at a newly established manufacturing joint venture in Osaka with Toray Industries, Inc. Matsushita introduced three new 9.9cm-thick PDP TVs in 37-, 42- and 50-inch models in fiscal 2003, which were the world’s first to integrate digital tuners for broadcast satellite (BS), communication satellite and terrestrial broadcasting. As PDP TVs and LCD TVs have entered a rapid growth phase in Japan and overseas, sharp sales increases in these flat-screen TVs were recorded in fiscal 2003. Matsushita is also active in the growing market for digital TVs. In fiscal 2003, the Company introduced several digital TV models offering high contrast, super fine picture quality and a TV-guide feature in the flat-surface CRT type, and also expanded the lineups of digital TV compatible models in LCD and PDP types. Furthermore, to promote the advantage of digital TVs in the networking era, Matsushita has recently begun offering various digital TV-based e-Net services in cooperation with other companies, while by itself introducing related equipment, such as a new Internet-capable digital TV that can be easily operated by a remote control unit instead of keyboards.

In the VCR and video camera area, Matsushita has been expanding its range of digital camcorders and digital still cameras, which incorporate the secure digital memory card (SD Memory Card) for data storage and enhanced networking convenience. Of these, new models of digital still cameras, which benefit from the world-renowned optical technology of Leica Camera AG, achieved a market success in fiscal 2003. A new compact, easy-to-use SD Multi AV Recorder, capable of recording and playback of digital video, still images, audio and other content on an SD Memory Card, was also introduced during the same fiscal year.

As for DVDs, Matsushita offers a wide range of DVD players and DVD recorders. In June 2000, Matsushita launched DVD recorders, and has since strengthened this product line by introducing the industry’s most competitively-priced model in June 2001, followed by the industry’s first DVD recorder with a built-in hard disk drive (HDD) in December 2001. The Company continued to launch a series of new competitive models in fiscal 2003. At the advantage of their unique “simultaneous recording and playback” function, and cost competitiveness, the Company recorded significant sales growth, capturing the largest market share, in DVD recorders during these years.

In the area of audio equipment, Matsushita produces a variety of products, including compact disc (CD) players, CD radio cassette recorders and Mini Disc players, as well as radio receivers, tape recorders, portable headphone players, stereo hi-fi equipment and electronic musical instruments. Matsushita expanded its range of new audio equipment in recent years, with the launch of DVD-Audio players, and a series of products using the SD Memory Card, such as an ultra-compact portable headphone player. The postage stamp-sized SD Memory Card is supported by more than 500 corporate members of the Secure Digital Association worldwide, and more than 900 SD-compatible products are manufactured by these companies.

To solidify its digital AVC networks business in the years to come, Matsushita is currently striving to create new added value, through “interlinkage” of various digital products, with a particular emphasis on forming a value chain around 3D (digital TV, DVD and SD Memory Card).

Information and Communications Equipment

Information equipment includes products such as personal computers (PCs), PC displays, CD-ROM, DVD-ROM, DVD-RAM and other optical disk drives, HDDs, copying machines and printers. Communications equipment includes products such as facsimile equipment, cordless telephones, cellular phones, other mobile communications equipment and digital private branch exchanges. Products in this sector also include other systems equipment, such as car audio and navigation equipment, cable TV systems, broadcast- and business-use AV equipment and systems, large-screen visual equipment and communications network-related equipment. Of these, Matsushita is a worldwide leader in such business lines as optical disk drives, facsimile equipment, broadcast-use digital VCR equipment and airline in-flight AV systems. It also maintains a leading position in the Japanese cellular phone industry.

After the fast growth in the 1990s through fiscal 2001, this category’s business has shown a slowdown due mainly to setbacks in the global IT and related industries and intensified price competition. Matsushita is currently striving to achieve a renewed growth on such opportunities as expanding broadband communications and next-generation mobile communications.

With respect to PCs, Matsushita continued to upgrade its notebook models over the last several years, centered on AV-oriented slim, light-weight notebook PCs and ruggedized notebook PCs built to resist shock. In fiscal 2001, adding to its slim notebook series, Matsushita introduced a notebook PC that links easily to digital AV equipment to better meet the needs of the digital networking age. In fiscal 2002, Matsushita introduced the world’s lightest (960 grams) B5-sized notebook PC in Japan, followed by even smaller and lighter models during fiscal 2003.

In the area of PC peripherals, Matsushita has been focusing on upgrading its disk drive lineups. In optical disk drives, to solidify its range of slim models for notebook PCs, the Company introduced several new multiple disk drive models that gained popularity, including the industry’s slimmest and fastest DVD-ROM and CD-R/RW combination drive in fiscal 2001. In fiscal 2002, DVD multi drives compatible with DVD-RAM, DVD-R and DVD-RW formats, were also introduced. As for HDDs, the Company has become more selective in its product lineup during these years, focusing upgraded models using the hydro dynamic bearing spindle motors while substantially reducing production of conventional 3.5-inch HDDs.

In the area of mobile communications equipment, Matsushita has developed and introduced a number of new cellular phone products with focus on downsizing, ease-of-use and Internet connectivity, as well as third generation (3G) formats, in recent years. The Company’s business in this area expanded rapidly from the 1990s through fiscal 2001 on its success in downsizing and its early introduction in Japan of NTT DoCoMo Inc.’s popular i-mode cellular handsets in fiscal 2000. Matsushita’s sales of cellular phones experienced a setback in fiscal 2002, as a result of sharp declines in demand for cellular phones, especially in Japan and Europe, with additional negative effects of glitches found in certain models of the Company. To counter this unfavorable business environment, Matsushita launched new Internet-compatible slim folding cellular phones for NTT DoCoMo, with high picture quality, in January 2001 and in June 2002. Furthermore, the Company introduced new models with built-in cameras in the second half of fiscal 2003 in response to sharply rising demand for camera-equipped cellular phones. These models were well accepted and reestablished Matsushita’s reputation in the Japanese cellular phone market. In addition, Matsushita has been expanding its business in overseas markets, especially Europe and China, centered on GSM standard cellular models and, most recently, those with color LCDs and built-in cameras. Regarding the 3G cellular phones, in fiscal 2001, Matsushita began shipments of base transceiver stations for wideband code division multiple access (W-CDMA) cellular phone services that NTT DoCoMo commenced in Japan during fiscal 2002, followed by shipments of W-CDMA handsets, which permit the transmission of moving images and large volumes of data. The Company launched in fiscal 2003 a new model of W-CDMA handset which offers a rotating LCD screen for camcorder-style recording of video and still images, and which expands standby time approximately four times longer than that of previous models. Matsushita intends to solidify its competitive position as a leader in this market.

In the area of fixed-line communications, Matsushita over the years has developed businesses in such products as facsimile equipment, cordless telephones, copiers and printers, primarily as stand-alone products. Beginning with the introduction of a new multifunction model, that provides facsimile, copier, printer, scanner and telephone functions in a single unit, in fiscal 2001, however, the Company has been placing an increased focus on integration of communications and digital imaging technologies. This move was further accelerated by the merger in early 2003 of two major subsidiaries operating in this area. Toward the future, Matsushita intends to develop such areas as IpV6 technology-based products, using the synergies of the merger and the advantage of possessing both imaging and communications technologies.

In the area of car AV equipment, Matsushita has continued to develop advanced car navigation systems for the domestic market, while further promoting global expansion in car audio equipment. Building on its success of car navigation systems incorporating DVD, Matsushita continues to launch upgraded car navigation systems, with the introduction in fiscal 2002 of a model that can receive various mobile information services and a further advanced model with a built-in HDD capable of processing large volumes of data in an instant. In order to develop advanced technologies, the Company has been expanding joint efforts with automotive makers. As a result of such efforts, in fiscal 2003 the Company began supplying an in-car multimedia terminal to a leading automobile company in Japan. In the related area of electronic toll collection (ETC) services, which were officially inaugurated in March 2001 as an integral part of Japan’s intelligent transport systems project, the Company began supplying not only the infrastructure equipment but also new in-vehicle terminals for the ETC system. As the Japanese government has been emphasizing to popularize the system, the Company expects to expand sales of these in-vehicle terminals.

In the area of broadcast-use AV equipment and systems, where digitization is progressing, Matsushita launched in April 2000 a series of digital video electronic news gathering systems called DVCPRO HD, building on the success of its predecessor light, compact digital DVCPRO series. In fiscal 2001, the Company supplied major BS digital TV networks in Japan with conditional access systems and an electronic program guide, both key systems for BS digital broadcasting. In preparation for terrestrial digital broadcasting, which is scheduled to commence in Japan in late 2003, a new compact, light DVCPRO series of video systems not only for BS digital broadcasting but also for terrestrial digital broadcasting was introduced in fiscal 2003. Matsushita is also solidifying its leading position in the global in-flight AV systems market by delivering AV systems with LCD monitors and personal multimedia systems that allow passengers to enjoy in-flight entertainment and shopping from their seats.

Home Appliances

Matsushita’s principal products in this category include home appliances, such as refrigerators, air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, dishwashers, microwave ovens, rice cookers and other cooking appliances, electric fans, air purifiers, electric and kerosene heaters and electrically-heated rugs; and household equipment, mainly comprising kitchen fixture systems, electric, gas and kerosene hot-water supply systems, and bath and sanitary equipment. This category also includes healthcare equipment, electric lamps, bicycles, and optical cameras and flash units.

Matsushita has a leading position in the Japanese home appliance market. Matsushita’s vision is to become a global, eco-friendly, technology-oriented leader that will contribute to the enhancement of the quality of life through products and services in clothing, food, and living environment fields, resulting in customers’ peace of mind, security and brand loyalty. In recent years, Matsushita has been emphasizing products with high value-added innovative features that respond to the Japanese consumers’ growing interest in health and the environment. For instance, the Company launched an upgraded model of the centrifugal-force washing machine which is clothing-friendly, and Japan’s industry-leading refrigerator using hydrocarbon refrigerant, which eliminates the use of ozone layer depletive refrigerants, in fiscal 2002. A new series of hydroflorocarbon-free, large inner-capacity refrigerators, that features the highest energy efficiency level in Japan, was marketed in fiscal 2003. The Company introduced an eco-friendly energy-efficient water heating system that employs a natural refrigerant heat pump and boasts an ozone-depleting coefficient of zero, as well as a lower running cost, in April 2002. During fiscal 2003, Matsushita also introduced a fully automatic clothes washer/dryer, featuring a unique “foam washing” system, a combination steamer/microwave oven that preserves moisture in food without the use of plastic wrap, and a vacuum cleaner that is comparable to a mop in the cleaning of hard-surfaced flooring. Furthermore, Matsushita introduced an air conditioner that offers the same oxygen concentration indoors as that found in the natural environment, and an oxygen concentrator, both of which utilize the Company’s proprietary oxygen enrichment membrane process. All these products were favorably accepted by consumers.

In addition to developing and introducing high-value-added products designed to stimulate the saturated appliance market in Japan, Matsushita has also been strengthening its business base by taking the lead in the newer, growth product areas, such as dishwashers, 200V induction heating (IH) cooking equipment and compact garbage processing units. Among others, the Company recorded strong sales in the domestic market of flameless IH cooking equipment during the last three fiscal years, due mainly to aforementioned consumer interest in eco-conscious, clean and comfortable living environments.

Matsushita’s current efforts are also extended to the development of the home appliance business using digital networking technologies that will create safe, convenient and enriched living environments in the 21st century. In May 2001, Matsushita entered into a broad business alliance with Hitachi Ltd. in fields including home network appliances. The companies have been co-developing home network systems linking home appliances with public infrastructures, which is intended to save energy and improve living standards. Partly as a result of these initiatives, in fiscal 2003, Matsushita developed a networked home appliance system that enables the user to control home appliances, such as air conditioners, refrigerators, washing machines and microwave ovens, through wireless control from the home central terminal or from cellular phones. As another example in relation to networking systems, in fiscal 2002, Matsushita introduced a web-based tele-homecare system that allows patients to measure their vital signs and doctors to access remotely the patient’s information. The Ministry of Health, Labour and Welfare of Japan officially recognized the system to be introduced for medical use.

The Company is currently working on global expansion of its home appliance business by strengthening overseas manufacturing bases, with an aim to establish a globally optimized operational structure for greater overall growth.

Industrial Equipment

Matsushita’s industrial equipment encompasses factory automation (FA) equipment, welding machines, power distribution equipment, ventilating and air conditioning equipment, vending machines and medical equipment. In addition to production and sales of hardware equipment, Matsushita has been reinforcing its engineering services business, mainly for private enterprises and government agencies in Japan and overseas.

In the area of FA equipment, Matsushita is one of the world’s leaders in electronic-parts mounting machines, and also produces industrial robots and electronic measuring instruments. Within the mainstay electronic-parts mounting machines category, while developing and launching faster processing-speed machines, the Company has been building new core businesses by augmenting its lineups of high-growth semiconductor mounters, smaller, lighter precision chip mounters and modular components mounters (modular mounters) in recent years. As part of this strategy, Matsushita launched modular mounters suited for flexible production such as cell-style production in fiscal 2002, followed by the introduction of the world’s fastest speed modular mounter in fiscal 2003. Furthermore, the Company also developed pharmaceutical support robots that feature unique image sensor and other high-precision technologies in fiscal 2003. In overseas markets, Matsushita has been expanding FA business in China which is becoming the world’s manufacturing base for many industries.

In the area of welding machines, Matsushita introduced a fully digital carbon dioxide/metal active gas automatic welding machine, that allows for superior welds over a variety of materials, in fiscal 2002, followed by the introduction of a fully digital welding robot in fiscal 2003. To meet increasingly sophisticated customer requirements, the Company is currently augmenting its efforts to become a total FA solutions provider in manufacturing process, offering designing, engineering and other services.

In the area of commercial-use ventilation and air-conditioning systems, Matsushita over the decades has been delivering in-tunnel dust collection and ventilation systems to Japan’s major expressways. Employing such expertise in the domestic market, the Company began construction on ventilation facilities for the Hai Van Tunnel in Vietnam in fiscal 2003. In the area of power distribution equipment, the Company commenced an energy management service in fiscal 2002 to enable remote management of power consumption and provide potential energy-saving proposals for factories and business offices. Including these products and services, Matsushita’s focus in the Industrial Equipment category is also directed to satisfying the growing needs of the environmental-conscious customers.

Components and Devices

Major products included in this category are semiconductors, general electronic components, display devices, electric motors, compressors and batteries, some of which are incorporated into Matsushita’s finished products and some of which are for sale to other manufacturers.

Recognizing that components and devices hold the key to innovation and advancement, as well as the competitiveness of finished products and systems in the digital networking age, Matsushita places priority on the development of competitive components and devices. Specifically, to secure growth and profitability in this business category, Matsushita concentrates on the business expansion centered on the strategic products that incorporate Matsushita’s own “black-box” or proprietary technologies and have the potential to achieve top global positions in their respective markets.

Matsushita’s semiconductors are primarily made up of integrated circuits (ICs), such as metal oxide semiconductor large-scale integration (LSI) circuits and bipolar ICs, discrete devices and charge coupled devices (CCDs). Matsushita has been focusing on system LSIs, particularly those for use in four growth areas: optical disk-related products, digital TVs, mobile communications, and networks and SD Memory Cards. These operations support innovative and competitive products at the Company’s finished products divisions, and the success of these finished products support sales of system LSIs for external customers. In particular, Matsushita has been strengthening development of multifunctional system LSI circuits, which form the basis of digital network-related equipment. Successful results in recent years included system LSI chip sets for DVD players and recorders, MPEG-2 encoder chips and 32-bit microcontrollers with embedded dynamic RAM. Meanwhile, the Company commenced production of highly-integrated 0.13-micron system LSIs in April 2002. In fiscal 2003, Matsushita developed a power-efficient multi-codec system LSI, enabling extended continuous operating time for cellular phones that provide video phone and other video content capabilities, and also developed a new system LSI for digital high-definition television (HDTV) broadcast receivers that accomplishes all back-end processing functions on a single chip. Other products of emphasis are image sensors, such as CCDs. Matsushita, as a major manufacturer, has been offering CCDs with higher image resolution, contributing to higher performance and downsizing of such products as camcorders, digital still cameras and camera-equipped cellular phones.

Matsushita manufactures general components, encompassing electronic circuit components, printed circuit boards, transformers, power supply components, coils, capacitors, resistors, tuners, speakers, ceramic components, and various sensors. Matsushita has recently been focusing on smaller, more advanced components for equipment downsizing and performance improvement. As part of this effort, Matsushita has expanded its production of compact multi-layer printed circuit boards of its own design, as well as high frequency components for use in compact mobile communications equipment. In fiscal 2002, Matsushita augmented its range of specialty polymer aluminum electrolytic capacitors, while also developing cutting-edge ultracompact, high-capacitance products in the field of multiplayer ceramic chip capacitors and film capacitors. Furthermore, in fiscal 2003, Matsushita developed three-dimensional integrated circuit modules that are expected to downsize and enhance functionalities of mobile electronic devices and networked appliances. As another effort to achieve growth and enhanced profitability in the general components business, the Company has been concentrating resources into highly or potentially competitive products, mainly in such growth areas as mobile communications, digital AV and automotive electronics equipment.

In the area of display devices, Matsushita has been strengthening production of flat-surface CRTs for TVs. In fiscal 2001, Matsushita developed the then world’s thinnest 32- and 36-inch flat-surface CRTs for BS digital HDTVs. In order to make the CRT business more competitive, Matsushita and Toshiba Corporation integrated their global CRT operations, and launched a new company, Matsushita Toshiba Picture Display Co., Ltd. in April 2003, combining the TV-use CRT product development capabilities and manufacturing technologies of the two companies. Regarding LCD devices, Matsushita’s focus has been directed to high-picture-quality LCD devices with faster picture response and wider viewing angles. In this area as well, in order to strengthen competitiveness, Matsushita and Toshiba combined their respective LCD operations and jointly established Toshiba Matsushita Display Technology Co., Ltd. in April 2002, one year earlier than the inauguration of the above-mentioned CRT joint venture. The new company has added new cutting-edge products, including low-temperature polysilicon LCD panels, to the existing product lineups succeeded to from Toshiba and Matsushita for PCs, cellular phones and TVs. Regarding PDPs, the market for which is expected to grow significantly in the mid-term, Matsushita boosted its product lineup with the marketing of competitively-priced 37-, 42- and 50-inch units. Matsushita has been strengthening its manufacturing structure through a number of initiatives, including the commencement of panels production at its PDP assembly plant in China in December 2002, followed by the construction of a new plant to increase production capacity at its main manufacturing site in Japan.

In the area of electric motors, Matsushita in recent years has strengthened its FA equipment motor lineup, focusing on smaller, high-speed servomotors with greater energy efficiency than conventional models. Regarding motors for information equipment, the Company also enhanced the lineup of vibration motors for cellular phones and polygon mirror scanner motors for laser beam printers during fiscal 2002. Since fiscal 2003, the Company has been stepping up its selective approach in this business area through concentration of resources into growth areas, such as HDD spindle motors using the hydro dynamic bearing technology.

Matsushita is one of the world’s largest battery manufacturers, producing batteries ranging from manganese, alkaline, nickel manganese, lithium and zinc air cells, to rechargeable batteries, such as lithium-ion, nickel metal-hydride, nickel-cadmium and value regulated lead-acid batteries and storage batteries for automotive use, as well as various battery powered appliances. Among these, Matsushita has increased production of compact, high-performance batteries, such as long-life alkaline batteries and lithium-ion rechargeable batteries, in recent years, as these batteries are increasingly used in compact electronic equipment. In addition, the Company introduced such new long-life compact batteries as nickel manganese batteries in fiscal 2003. To strengthen its competitive position in compact rechargeable batteries, the Company further expanded its lithium-ion battery plant in Osaka in fiscal 2003 to prepare for continued demand increases in the future. Matsushita is also at the forefront of nickel metal-hydride batteries for electric and hybrid electric vehicles, production of which has been expanding, as they are increasingly installed in the new cars of the leading Japanese auto manufacturers. Regarding fuel cells primarily for home co-generation systems, Matsushita has been making steady progress in R&D through rigorous testing to develop this as a new business.

Note:	As mentioned earlier, Matsushita launched a new business domain-based organizational structure in January 2003, and introduced new Group management control systems from April 1, 2003. Accordingly, the Company changed its business segment classifications into five new segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other, effective April 2003. The Company intends to compile sales breakdown results according to this new classification from the new fiscal year.

MARKETING CHANNELS

The table below shows a breakdown of Matsushita’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2003		2002		2001
Japan	3,454	47%	3,314	47%	3,999	51%
North and South America	1,421	19	1,495	21	1,467	19
Europe	1,000	13	839	12	874	11
Asia and Others	1,527	21	1,426	20	1,441	19

Total	7,402	100%	7,074	100%	7,781	100%

Note:	As described in the Notes to the Consolidated Financial Statements, the Company began consolidating certain previously unconsolidated subsidiaries during the year ended March 31, 2003 and has restated prior year amounts.

Sales and Distribution in Japan

In Japan, Matsushita’s products are sold through several sales channels, each established according to the type of products or customers: Sales of consumer and household products are handled or coordinated by relevant corporate sales divisions, such as the Corporate Marketing Division for Panasonic Brand and the Corporate Marketing Division for National Brand, while sales of general electronic components and certain other devices to manufacturers are handled by the Corporate Industrial Marketing & Sales Division, in order to stay close to respective customers and meet their specific and ever-diversifying needs. For other products, there are also organizations under the direct control of business domain companies that conduct sales and marketing of their own products, mostly to non-consumer customers, such as industrial and business corporations, public institutions, construction companies and governments through their sales offices and subsidiaries or through outside agencies.

Of the above, the Corporate Marketing Division for Panasonic Brand and the Corporate Marketing Division for National Brand were established in April 2001 as part of Matsushita’s domestic consumer sales and distribution structure reorganizations, whereby the former corporate consumer products sales divisions, sales functions within individual product divisions and the Advertising Division were integrated into the two new corporate marketing divisions to provide greater customer satisfaction by shortening the distance between factories and consumers.

Also, as part of such reorganizations, in October 2001, Matsushita consolidated its 22 regional consumer sales companies throughout Japan, which handle distribution through local consumer electronics and appliance retailers, into a single company. Meanwhile, Matsushita’s sales structure for volume retailers through another single sales subsidiary is being strengthened by expanding supply chain management (SCM). In addition, also in October 2001, Matsushita’s credit sales subsidiary and leasing subsidiary were merged into one company, Matsushita Leasing & Credit Co., Ltd. By implementing these reforms and revitalizing its domestic consumer sales and distribution operations, Matsushita aimed at creation of an efficient structure that ensures speedy responses to customer needs and realizes a significant reduction in distribution costs and an increased market share.

Overseas Activities

Worldwide, Matsushita has 384 consolidated companies as well as 48 companies which are reflected by the equity method. International marketing and sales of Matsushita’s products are handled mainly through its sales subsidiaries and affiliates located in respective countries or regions in coordination with business domain companies and regional headquarter companies. In some countries, however, marketing and sales are handled through independent agents or distributors, depending on regional characteristics. Additionally, certain products are also sold in foreign markets on an OEM basis and marketed under the brand names of third parties.

Overseas sales represented approximately 53% of the Company’s total consolidated sales in fiscal 2003.

In order to promote global business development and to counter currency fluctuations, Matsushita has been expanding its overseas manufacturing operations. The Company’s overseas manufacturing is conducted by overseas manufacturing subsidiaries and affiliates under the control of business domain companies in coordination with regional headquarter companies. In recent years, the Company placed an emphasis on building and expanding manufacturing facilities in fast growing markets, such as China and Eastern Europe, in addition to Southeast Asia. Specifically, Matsushita has focused on China as a large potential market and a production site to supply global markets. As such, the Company has been enhancing production capacity at its Chinese facilities for such borderless products as DVD players, microwave ovens, compressors and components, as well as such new growth products as PDPs. Furthermore in April 2002, the Company entered into a basic agreement with TCL Holdings Co., Ltd., a Chinese electronics leader, to develop a collaborative relationship in this growth market.

Matsushita also places an emphasis on promoting localization of research and development of products and technologies to enhance competitiveness of individual overseas manufacturing sites. Such endeavors included establishment of a second R&D base in China in fiscal 2003 to speed up local-based product development and to build an optimum global R&D network.

Customers

The largest markets for Matsushita have traditionally been consumer products. However, since the 1980s, the proportion of sales to non-consumer customers, such as industrial and business corporations, governments and other institutions, including large customers such as electric and electronic equipment manufacturers, automotive manufacturers and various other machinery makers, has been rising as Matsushita places increasing emphasis on industrial and commercial products and systems and electronic components. Matsushita’s business is not materially dependent on any single customer.

SEASONALITY OF BUSINESS

The Company’s business has no significant seasonality in terms of sales or profits. However, for the consumer electronics business, the fiscal third quarter (October to December) is normally a peak because it falls in the year-end shopping season in Japan and many overseas markets. Additionally, seasonal appliances, such as air conditioners and refrigerators, have a different business plan cycle, in line with the normal practice of the relevant Japanese industry, which starts from October and ends in September. These do not have a material effect upon the Company’s overall operations.

RAW MATERIALS AND SOURCE OF SUPPLY

Matsushita purchases a wide variety of parts and materials from various suppliers in Japan and abroad. The Company applies a multi-sourcing policy—not depending upon any one particular source of supply for any essential item. The Company has also been endeavoring to promote a policy of global optimum purchasing by selecting the most qualified suppliers from all over the world and buying the most competitive parts and materials. In addition, an increased emphasis has been placed on the purchase of more environmentally-friendly and non-hazardous materials.

In an attempt to improve operational efficiency and to reduce parts and materials costs, Matsushita is further centralizing purchasing at its headquarters and at the business domain companies levels, while at the same time reducing the number of suppliers by standardizing parts and materials for common use in many product divisions throughout Matsushita. Such efforts are coordinated by the Corporate Centralized Purchasing Center established in April 2003.

PATENT LICENSE AGREEMENTS

Matsushita holds numerous Japanese and foreign patents and utility model registrations for its products, and shares technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers has been increasing year by year. For example, patents which are essential to MPEG2 technology are licensed through MPEC LA LLC. Patents which are essential to DVD technology are licensed as a part of the joint licensing program consisting of seven Japanese and U.S. companies. Furthermore, Matsushita’s patents relating to CD technology are licensed to many manufacturers.

Matsushita is a licensee under various license agreements which cover a wide range of products, including AV products, computers, communications equipment, semiconductors and other components. Matsushita has non-exclusive patent license agreements, with among others, Thomson Licensing Inc. and Thomson Licensing S.A. covering a broad range of its products, including TVs, VCRs, CD players and CD-ROM drives. Matsushita has non-exclusive patent cross-license agreements, with among others, Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Certain internal divisional companies as successors to Matsushita Electronics Corporation, a former subsidiary now merged into the Company, have non-exclusive patent license agreements with Koninklijke Philips Electronics N.V. covering most of the items manufactured by such divisional companies, including semiconductor devices, various lamps, cathode-ray and electron tubes and certain other products.

Most of Matsushita’s license and technical assistance agreements are for three- to ten-year periods, unless the agreements cover specific patents to be licensed therein, in which case they are normally for the life of the patent.

The Company considers all of its technical exchange and license agreements beneficial to its operations.

COMPETITION

The markets in which the Company sells its products are highly competitive. Matsushita’s principal competitors, across the full range of its products, consist of several large Japanese and overseas manufacturers and a number of smaller and more specialized companies. Advancements toward a borderless economy have also applied pressure to Japanese manufacturers, including Matsushita, in terms of global price competition, especially from Chinese and Korean manufactures. To counter this, the Company is devising various measures to enhance its competitiveness, with a focus on the development of differentiated products and cost reduction and efficiency improvements. Such measures include the development of products with Matsushita’s “black-box” or proprietary technologies, innovation of manufacturing processes through the use of information technology, increasing overseas production for optimum manufacturing allocation from a global perspective, and shortening production and distribution lead time through the expansion of SCM in cooperation with several overseas and domestic mass-scale retailers and the introduction of cell-style production, as well as developing joint ventures and other cooperative agreements with domestic and overseas partners.

Also, with the development of digital and networking technologies, competition in terms of the so-called “de facto” standard has become crucial. In response, Matsushita has been strengthening its efforts toward alliances with leaders not only in the electronics industry but also the software, devices, broadcasting, communications services and other diverse industries.

GOVERNMENT REGULATIONS

Since before the enactment of the Japanese Law for Recycling of Specified Kinds of Consumer Electric Goods (the Recycling Law) effective April 1, 2001, Matsushita has been a forerunner in the industry to set up an effective system that can fully utilize its existing infrastructure of recycling and transportation companies throughout Japan for collection and recycling activities. The Company also established the Matsushita Eco Technology Center Co., Ltd. not only for dismantling used products and recycling scrapped materials, but also for research and development of recycling technology. Likewise, Matsushita, as the leader in the domestic home electric and electronic equipment industry, has been consistently working on environmental protection initiatives that appropriately meet or exceed the standards set forth in the Recycling Law or other relevant laws or regulations, including those regarding water and land-soil anti-pollution.

In January 2003, the Company announced that disposed electric equipment that contained polychlorinated byphenyls (PCB) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable law requires that equipment with PCB be appropriately maintained and disposed of by July 2016. The Company estimated the total cost of about 4 billion yen for necessary actions, such as investigating whether the equipment with PCB is buried at the facilities or the ex-facility, including excavations and purifications, which amount has been accrued since it represents management’s best estimate of the cost, but the payments are not considered to be fixed and reliably determinable. This amount does not include any costs that may be incurred to maintain and dispose of the equipment with PCB, if such equipment is discovered. These costs are currently not estimable, as the volume or amount of such equipment buried is unknown, and due to the lack of established technology applicable to disposal of such equipment.

The Company is subject to a number of other government regulations in Japan and overseas, but overall, it presently manages to operate its business without any significant difficulty or financial burden in coping with them.

C.    Organizational Structure

In order to maintain production, sales and service activities effectively in broad business areas as a comprehensive electronics manufacturer, Matsushita has been operating under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on Groupwide strategic functions. In January 2003, Matsushita launched a new organizational structure to eliminate duplication of businesses among the Group companies and clarify business domains as strategic business units. Under this new structure, each business domain company, either an internal divisional company of the parent company or a subsidiary, will integrate R&D, manufacturing and sales in its domain, thereby establishing an autonomous management structure that expedites self-completive business operations to accelerate growth.

Principal divisional companies and subsidiaries as of March 31, 2003 are as listed below:

(1)	Internal divisional companies of Matsushita Electric Industrial Co., Ltd.:

Name of internal divisional company
Semiconductor Company
Panasonic AVC Networks Company
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Home Appliance & Housing Electronics Company
Air-Conditioner Company
Packaged Air-Conditioner Company
Healthcare Business Company
Lighting Company
Display Devices Company
Motor Company

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
Panasonic Communications Co., Ltd.	100.0%
Matsushita Electronic Components Co., Ltd.	99.4
Panasonic Mobile Communications Co., Ltd.	100.0
Panasonic Factory Solutions Co., Ltd.	100.0
Matsushita Ecology Systems Co., Ltd.	100.0
Matsushita Refrigeration Company	100.0
Matsushita Battery Industrial Co., Ltd.	98.4
Matsushita Kotobuki Electronics Industries, Ltd.	100.0
Matsushita Industrial Equipment Co., Ltd.	100.0
Victor Company of Japan, Ltd.	52.6

(3) Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Matsushita Electric Corporation of America	U.S.A.	100.0%
Matsushita Electric Europe (Headquarters) Ltd.	U.K.	100.0
Matsushita Communication Industrial Czech s.r.o.	Czech	100.0
Matsushita Electric Asia Pte. Ltd.	Singapore	100.0
Matsushita Electronics (S) Pte. Ltd.	Singapore	100.0
Matsushita Television & Network Systems Co., (Malaysia) Sdn. Bhd	Malaysia	100.0
Matsushita Electric (Taiwan) Co., Ltd.	Taiwan	69.8
Matsushita Electric (China) Co., Ltd.	China	100.0
Guangzhou Matsushita Air-Conditioner Co., Ltd.	China	67.8

Note:	Matsushita’s consolidated financial statements as of March 31, 2003 comprise the accounts of 384 consolidated companies, with 48 companies reflected by the equity method.

D.    Property, Plants and Equipment

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. The Company considers all of its factories well maintained and suitable for current production requirements.

The following table sets forth information as of March 31, 2003 with respect to manufacturing facilities:

Location	Floor Space (thousands of square feet)	Principal Products Manufactured
Osaka	8,305	VCRs, PDP TVs, DVD products, audio equipment, washing machines, other home appliances, information equipment, industrial equipment, components, batteries, kitchen fixtures.
Kanagawa	4,561	Communications, information and measuring equipment, VCRs, audio equipment, car AV equipment, compact discs, refrigerators, batteries.
Shiga	3,535	Air conditioners, refrigerators, compressors, vacuum cleaners.
Tochigi	1,802	TVs, TV picture tubes, information equipment.
Nara	1,992	Home appliances, gas and kerosene equipment, compact discs and DVD discs.
Okayama	1,937	VCRs, components, magnetic tapes and discs.
Kyoto	1,901	Semiconductors, components.
Ibaraki	1,118	Magnetic tapes.
Shikoku	3,195	VCRs, information equipment, home appliances.
Kyushu	3,178	Information and communications equipment, components, industrial equipment.
North America	7,567	TVs, home appliances, VCRs, DVD discs, car audio equipment, communications equipment, components, batteries.
Europe	4,515	VCRs, TVs, audio equipment, car audio equipment, home appliances, components, information and communications equipment.
Asia (excluding China)	18,330	TVs, VCRs, audio equipment, air conditioners, refrigerators, other home appliances, components, semiconductors, information and communications equipment, industrial equipment, compressors, batteries.
China	6,569	TVs, DVD products, audio equipment, air conditioners, washing machines, other home appliances, car audio equipment, communications equipment, industrial equipment, compressors, components, batteries.
Other	15,720	Home appliances, industrial equipment, components, semiconductors, video and audio equipment, batteries, information and communications equipment.

Total	84,225

Substantially all of the above facilities and properties are fully owned by the Company.

In addition to its manufacturing facilities, Matsushita’s properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 8.0 million square feet, research and development facilities with an aggregate floor space of approximately 6.2 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 10.8 million square feet, and administrative offices with an aggregate floor space of approximately 19.9 million square feet.

As of March 31, 2003, Matsushita leased approximately 17.5 million square feet of floor space, most of which was for sales office space.

Substantially all of Matsushita’s properties are free of material encumbrances and Matsushita believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2003, there was no material problem, regarding both the productive capacity and the extent of utilization of the Company’s properties.

In terms of environmental issues, all of the Matsushita Group’s properties operate in compliance with governmental and municipal laws and regulations. Furthermore, the Company established a number of internal environmental guidelines which are stricter than those provided by the authority. In case any occasional non-compliance may take place, such as the previously mentioned PCB issue, Matsushita takes immediate and appropriate actions to meet the regulatory requirements and to ensure current good utilization standards.

For fiscal 2004, the Company will make a capital investment of approximately 270 billion yen, for the purpose of production of new products and enhancement of production capacity and efficiency with a focus on such areas as AV and information and communications equipment (approximately 55 billion yen), and electronic components and devices including semiconductors and PDPs (approximately 144 billion yen).

The investments stated above will be funded mainly through internal sources.

Item 5.    Operating and Financial Review and Prospects

A.    Operating Results

Overview

Over the last decade, the Japanese economy has been experiencing slow growth and stagnation. The continued general decline of Japanese real estate prices, a series of bank and corporate failures and the related instability in the Japanese financial system have increased economic uncertainty. Temporary recovery was seen in the year ended March 31, 2001, owing to government economic stimulus packages and a surge in demand for information technology (IT) and related products and services. From the end of that year through the following fiscal year, however, economic growth in Japan slowed again due to sluggish consumer spending and exports, along with setbacks in demand for IT and related products. In the first half of the year ended March 31, 2003, the Japanese economy showed signs of a pickup, with a revival in exports and consumer spending growth. The economic recovery, however, did not last long, and the second half of that year again met stagnant consumer spending and waned exports. Reflecting the aforementioned factors, Japan’s real gross domestic product showed instability, recording a 3.2% increase in fiscal 2001, a 1.2% decrease in fiscal 2002, and a 1.5% increase in fiscal 2003.

Overseas, from around the middle of the year ended March 31, 2001, economic growth in the United States began to slow down. This slowdown coincided with setbacks in the global IT industry, which had previously enjoyed rapid growth in demand centered on personal computers (PCs) and cellular phones. Although the U.S. economy showed signs of a recovery from the end of 2001 to the first half of the year ended March 31, 2002, its growth again slowed down from the second half of the year ended March 31, 2003, and this slowed growth in the U.S. had negative effects on Asian and European economies, with further instability caused by the war in Iraq.

During the three-year period ended March 31, 2003, sluggish consumer spending and capital investment, along with an increased inflow of products manufactured in low-cost countries, triggered deflation in Japan. The consumer price index in Japan declined 0.5% in the year ended March 31, 2001 and declined 1.0% again in the year ended March 31, 2002. In the year ended March 31, 2003, the consumer price index continued to fall, recording a decline of 0.6%. This deflationary trend has been reflected in the declining prices of goods and services in Japan, putting pressure on the earnings of Japanese businesses.

Foreign currency exchange rates fluctuated during the three-year period. In the year ended March 31, 2001, the Japanese yen strengthened against such major currencies as the U.S. dollar and the Euro. Conversely, in the following year, the Japanese yen weakened against these currencies. In the year ended March 31, 2003, it strengthened slightly against the U.S. dollar but weakened against the Euro. (See Selected Financial Data in Section A of Item 3 on page 3.) In order to alleviate the effects of currency-related transaction risks, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also implemented matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operation’s functional currency.

In the face of the aforementioned severe economic environment, Matsushita introduced, in April 2001, its mid-term business plan, Value Creation 21, which covers the three-year period ending March 31, 2004. Under the theme “Deconstruction and Creation” of the plan, the Company has implemented a variety of major restructuring initiatives to transform itself into a “lean and agile Matsushita” and, from the year ended March 31, 2003 (fiscal 2003), shifted its focus to growth strategies, which include the development and introduction of differentiated products, such as “V-products,” the launch of a business domain-based Groupwide organizational structure and the expansion of overseas operations as a “growth engine” for the entire Company. (For details of the Value Creation 21 plan, see Section A of Item 4.)

Matsushita’s consolidated sales and earnings results during the last three fiscal years, reflecting all of the aforementioned external and internal conditions, can be summarized as follows *:

In fiscal 2001, net sales rose 5.1% to 7,781 billion yen, due mainly to generally favorable economic conditions in Japan and overseas, as well as increased demand for IT-related products and components, especially in the first half of the fiscal year. Despite the positive effect of this sales gain and overall cost reduction and efficiency improvement efforts, net income declined 60.9% to 42 billion yen, largely because of restructuring expenses incurred to compensate employees in Japan subject to the new regional-based employee remuneration system and certain subsidiaries’ early retirement programs, both implemented as part of the Value Creation 21 plan. The absence of the previous year’s non-operating gain of 59 billion yen from the sale of EPCOS AG shares also adversely affected net income.

In fiscal 2002, net sales declined 9.1% to 7,074 billion yen. Although sales of video and audio equipment in the AVC Networks category rose, reflecting steady growth in digital AV equipment, sales in almost all other sectors dropped from the previous year. Specifically, information and communications equipment in the AVC Networks category and products in the Components and Devices category were negatively affected by a worldwide downturn in IT-related industries. A global setback in corporate capital investment also caused a steep fall in sales in the Industrial Equipment category. In addition to these sales declines, the Company incurred various restructuring expenses under the Value Creation 21 plan, including 164 billion yen related to employment restructuring programs, such as additional retirement allowances for special early retirement programs, 86 billion yen related to business restructuring expenses, and a write-down of 92 billion yen on investments. Reflecting these adverse factors, along with corporate tax effects and a decrease in minority interests due to negative earnings of certain subsidiaries, the Company incurred a net loss of 428 billion yen.

In fiscal 2003, net sales increased 4.6% to 7,402 billion yen, led by video and audio equipment in the AVC Networks category and products in the Components and Devices category, largely on the success of V-products developed through integrations of Matsushita’s Groupwide technological resources. Despite the positive effects on earnings of this sales increase and the previous year’s employment and business restructuring, the Company incurred a net loss of 19 billion yen, due in part to a write-down on investment securities, equity losses caused by losses of certain associated companies and losses related to adjustments of net deferred tax assets necessitated by the introduction of a pro-forma standard corporate taxation system in Japan.

*	As described in Note 2 of the Notes to Consolidated Financial Statements, the Company began consolidating certain previously unconsolidated subsidiaries, primarily overseas subsidiaries of Victor Company of Japan, Ltd., a consolidated subsidiary of the Company, during the year ended March 31, 2003, due to the increased materiality of these subsidiaries. As a result, the Company’s consolidated financial statements for all prior periods presented have been restated. The amounts and discussion in this Operating and Financial Review and Prospects and elsewhere in this Form 20-F reflect such restated amounts.

Details of operating and financial results during the last three fiscal years are as follows:

Year ended March 31, 2003 compared with 2002

(1)    Sales

Consolidated net sales for fiscal 2003 increased 4.6% to 7,402 billion yen from 7,074 billion yen in the previous year. The business environment during fiscal 2003 was characterized by slow economic growth and persistent instability. Amid such an environment, Matsushita introduced 88 strategic V-products in Japan and overseas. The Company also implemented comprehensive Groupwide business and organizational restructuring, launching a new business domain-based management structure in January 2003 to accelerate the Company’s growth strategy. As a result of these initiatives, consolidated sales marked gains, led by video and audio equipment in the AVC Networks category and products in the Components and Devices category, with both categories benefiting from the success of V-products. An upward turn in sales of the Home Appliances category was also a positive factor.

Domestic sales increased 4.2% to 3,454 billion yen, with growth achieved in all major product categories except for Industrial Equipment. The AVC Networks category, especially video and audio equipment, and the Components and Devices category, especially devices for digital AV equipment, led the sales increases in Japan. Overseas sales were 3,948 billion yen, up 5.0% when translated into yen and up 4.3% on a local currency basis, with sales increases recorded in all major product categories, except for information and communications equipment of the AVC Networks category.

(2)    Other Revenues (Revenue excluding Net Sales)

Other revenues include interest income, dividends received and other income. Of these, interest income decreased 35.2% to 22 billion yen, and dividends received also decreased 45.2% to 5 billion yen. Other income increased 19.4% to 65 billion yen due mainly to a gain from the sale of Panasonic Disc Services Corporation.

(3)    Costs and Expenses

Despite the increase in net sales, cost of sales remained mostly flat, increasing only 0.2% to 5,324 billion yen, and selling, general and administrative expenses edged down 0.5% to 1,952 billion yen. Meanwhile, interest expense decreased 27.2% to 33 billion yen, owing to a reduction in the Company’s borrowings. Other deductions also decreased 70.2% to 116 billion yen, reflecting substantially reduced restructuring charges compared with the previous fiscal year. Other deductions in fiscal 2003 include 12 billion yen expensed as additional retirement allowances for early retirement programs of a domestic subsidiary and a write-down of 53 billion yen on investment securities. In the previous fiscal year, other deductions included 164 billion yen related to employment restructuring programs, such as additional retirement allowances for special early retirement programs, 86 billion yen related to business restructuring expenses, such as impairment losses and other expenses associated with the closure or integration of several manufacturing locations, and a write-down of 92 billion yen on investment securities.

(4)    Income (Loss) before Income Taxes

As a result of the above-mentioned factors, income (loss) before income taxes turned to an income of 69 billion yen, compared with a pretax loss of 538 billion yen in fiscal 2002.

(5)    Provision for Income Taxes

Provision for income taxes amounted to an expense of 71 billion yen, compared with a benefit of 53 billion yen in the previous year. Its ratio to income (loss) before income taxes increased to 103.4% of pretax income, from 9.9% of pretax loss a year ago. This increase is mainly due to adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax laws on the introduction of a new pro-forma standard taxation system in Japan, in addition to an increase in valuation allowance allocated to income tax expenses.

(6)    Minority Interests

Minority interests increased to 6 billion yen for fiscal 2003, compared with a negative 57 billion yen in fiscal 2002, reflecting the earnings improvements or a turnaround from losses of several subsidiaries.

(7)    Equity in Earnings (Losses) of Associated Companies

Equity in earnings (losses) of associated companies decreased to a loss of 12 billion yen, from the previous year’s profit of 59 million yen, due mainly to losses of certain associated companies.

(8)    Net Income (Loss)

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net loss of 19 billion yen for fiscal 2003, compared with a net loss of 428 billion yen in the previous fiscal year.

(9)    Results of Operations

Results of operations by business segment were as follows:

AVC Networks sales increased 3.8% to 4,396 billion yen, from 4,236 billion yen in the previous year. Within this category, sales of video and audio equipment grew 7.4% from the previous year to 2,100 billion yen, due mainly to sharp growth in sales of flat-screen TVs, such as PDP TVs, and DVD recorders, and increased sales of digital video camcorders and digital still cameras. Sales of information and communications equipment increased 0.7% to 2,296 billion yen. Although sales of PC peripherals waned, automotive electronics products such as car audio and car navigation equipment recorded increased sales. Strong sales overseas in cellular phones also contributed to improved sales overall.

With respect to this segment, profit increased from a loss of 38 billion yen for the year ended March 31, 2002, to a profit of 105 billion yen for the year ended March 31, 2003. The sharp increase in segment profit was mainly attributable to higher sales in video and audio equipment, particularly digital AV equipment, and the improvement in communications equipment, as well as positive effects of the previous year’s restructuring initiatives.

Sales of Home Appliances increased 2.7% to 1,211 billion yen. Weak consumer spending and lower housing investment led to falling overall demand and a generally severe market in Japan. However, through the introduction of new products, Matsushita recorded increased domestic sales. In addition, an upturn in overseas sales also contributed to the overall sales increase in this segment. By product line, refrigerators, vacuum cleaners and microwave ovens supported domestic growth, while overseas sales increases were led by growth in air conditioners and refrigerators.

Profit in this segment rose 42.6% from 38 billion yen for the year ended March 31, 2002, to 54 billion yen for the year ended March 31, 2003. This was mainly due to the successful introduction of new products and overseas sales increases, combined with the effects of various restructuring initiatives.

Sales of Industrial Equipment were 290 billion yen, down 1.9% from the previous year. Despite sales increases of factory automation (FA) equipment centered on electronic-parts-mounting machines, sales of other industrial-use equipment, such as air conditioning and ventilation systems and automatic vending machines, were below the previous year’s level.

With respect to this segment, a turnaround was achieved in profit from a loss of 44 billion yen for the year ended March 31, 2002, to a profit of 2 billion yen for the year ended March 31, 2003, owing to such factors as sales gains in the Asian and Chinese market and positive effects of restructuring initiatives.

Sales of Components and Devices increased 12.6% to 2,253 billion yen. Sales of product lines, such as general electronic components and semiconductors, driven by V-products, showed strong growth in both the Japanese and overseas markets, and contributed to double-digit growth for this product category as a whole.

With respect to this segment, profit increased from a loss of 96 billion yen for the year ended March 31, 2002, to a profit of 38 billion yen for the year ended March 31, 2003, principally owing to increased sales of components and devices for digital AV-related equipment and mobile communications equipment, combined with the effects of restructuring initiatives implemented in the previous fiscal year.

Year ended March 31, 2002 compared with 2001

(1)    Sales

Consolidated net sales for fiscal 2002 were down 9.1% to 7,074 billion yen, from 7,781 billion yen in the previous year. The decline was mainly a result of negative effects of the recession in the global IT industry and weak economic conditions in Japan and overseas. The recession in Japan deepened with sluggish consumer spending and retracted capital investment, while overseas, the slowdown in U.S. economic growth, combined with the September 11, 2001 terrorist attacks, led to a weakening of Asian and European economies.

Domestic sales fell 17.1% to 3,314 billion yen. This decrease was mainly a result of slow sales of products in the AVC Networks category, particularly information and communications equipment. In the Components and Devices category, as well, setbacks in the information and communications-related industries resulted in depressed sales of general components, semiconductors and electric motors. Overseas sales were 3,760 billion yen, down 0.6% when translated into yen and down 7.8% on a local currency basis. Sharp sales declines of products in the Components and Devices category were a major factor in the overseas sales decline.

(2)    Other Revenues (Revenue excluding Net Sales)

Other revenues include interest income, dividends received and other income. Of these, interest income decreased 24.0% to 34 billion yen, while dividends received increased 19.4% to 8 billion yen. Other income also increased 4.5% to 54 billion yen.

(3)    Costs and Expenses

As net sales declined, cost of sales decreased 4.7% to 5,312 billion yen, and selling, general and administrative expenses also decreased 2.6% to 1,961 billion yen. Meanwhile, interest expense decreased 6.1% to 45 billion yen, owing to a reduction in the Company’s borrowings. However, other deductions increased 169.2% to 390 billion yen, including 164 billion yen related to employment restructuring programs, such as additional retirement allowances for special early retirement programs, 86 billion yen related to business restructuring expenses, such as impairment losses and other expenses associated with the closure or integration of several manufacturing locations, and a write-down of 92 billion yen on investment securities. Other deductions in the preceding year included restructuring charges, most of which was expenses of 100 billion yen associated with the implementation of the regional-based employee remuneration system and early retirement programs in several domestic subsidiaries.

(4)    Income (Loss) before Income Taxes

As a result of the above factors, income (loss) before income taxes turned to a loss of 538 billion yen, compared with a pretax profit of 105 billion yen in fiscal 2001.

(5)    Provision for Income Taxes

Provision for income taxes generated a benefit of 53 billion yen, compared with an expense of 55 billion yen in the previous year. Its ratio to income (loss) before income taxes turned to 9.9% of pretax loss, from 52.1% of pretax income in fiscal 2001. This was mainly a result of an increase in the valuation allowance for deferred tax assets.

(6)    Minority Interests

Minority interests decreased to negative 57 billion yen for fiscal 2002, compared with 22 billion yen in fiscal 2001, reflecting depressed or negative earnings results of several subsidiaries.

(7)    Equity in Earnings of Associated Companies

Equity in earnings of associated companies decreased to 59 million yen, from the previous year’s 13 billion yen, due mainly to decreased earnings of associated companies.

(8)    Net Income (Loss)

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net loss of 428 billion yen for fiscal 2002, compared with a net income of 42 billion yen in fiscal 2001.

(9)    Results of Operations

Results of operations by business segment were as follows:

AVC Networks sales declined 3.1% to 4,236 billion yen, from 4,374 billion yen in the previous year. Within this category, despite sluggish sales of VCRs, overall sales of video and audio equipment grew 6.9% from the previous year to 1,956 billion yen, due mainly to increased overseas sales of TVs and rapid worldwide sales expansion of DVD equipment and discs. Sales of information and communications equipment declined 10.4% to 2,280 billion yen. Although strong sales were recorded for car AV equipment and broadcast- and business-use AV equipment, a drastic decline in sales of mobile communications equipment, specifically cellular phones, and hard disk drives, resulted in an overall sales decrease within this category.

Profit in this segment decreased from 111 billion yen for the year ended March 31, 2001, to a loss of 38 billion yen for the year ended March 31, 2002. The sharp decrease in profit was mainly due to lower sales in mobile communications equipment, including cellular phones, and severe market price competition in video and audio equipment.

Sales of Home Appliances decreased 10.4% to 1,179 billion yen. Although microwave ovens and vacuum cleaners recorded strong sales overseas, weak domestic demand for refrigerators and washing machines, partly due to unusually high sales at the end of the previous fiscal year prior to the enactment of a new recycling law in Japan, worked to lower overall sales in this category.

With respect to this segment, profit fell 30.4% from 55 billion yen for the year ended March 31, 2001, to 38 billion yen for the year ended March 31, 2002. The cost reduction efforts could not offset the adverse effect of the overall sales decrease.

Sales of Industrial Equipment were 296 billion yen, down 37.7% from the previous year. As orders from IT-related industries remained slow, domestic and overseas sales of FA equipment were negatively impacted, leading to a sharp sales decrease in this category.

Due to the significant decline in sales, profit for Industrial Equipment decreased from 18 billion yen for the year ended March 31, 2001, to a loss of 44 billion yen for the year ended March 31, 2002.

Sales of Components and Devices decreased 20.0% to 2,001 billion yen. This was mainly due to sharp declines in sales of general components, semiconductors, LCD devices and batteries, all mainly for cellular phone- and IT-related industries.

With respect to this segment, profit decreased from 89 billion yen for the year ended March 31, 2001, to a loss of 96 billion yen for the year ended March 31, 2002, principally owing to significantly declined sales and price reductions to meet customer demands.

B.    Liquidity and Capital Resources

Matsushita’s Liquidity Profile

The two tables below show Matsushita’s cash payment obligations and guarantees and other commercial commitments, broken down by the amount of payments due for each of the periods specified below, as of March 31, 2003:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long-Term Debt	801,333	218,422	312,399	170,109	100,403
Capital Lease Obligations	8,473	3,182	4,291	680	320
Operating Leases	107,409	25,588	53,878	27,886	57
Unconditional Purchase Obligations	10,695	10,695	—	—	—

Total Contractual Cash Obligations	927,910	257,887	370,568	198,675	100,780

	Yen (millions)
	Total Amounts Committed
Other Commercial Commitments:
Letters of Credit	5,220
Guarantees	46,935

Total Commercial Commitments	52,155

Letters of credit generally have contractual lives of less than one year. Loan guarantees are principally provided on behalf of employees, associated companies, customers and consolidated subsidiaries and generally have long-term contractual lives coinciding with the maturities of the guaranteed obligations. (For further details, see Note 19 of the Notes to Consolidated Financial Statements.)

In fiscal 2002, Matsushita sold machinery and equipment, which are used to manufacture semiconductors for 108 billion yen. The assets were sold to a special-purpose entity, which in turn leased them back to Matsushita over a period of four years. Sumitomo Mitsui Banking Corporation provided to the special-purpose entity a loan with the same terms as those of the resulting leases. The loan paid for approximately 88% of the cost of the machinery and equipment. SMBC Leasing Company, Limited, an affiliate of Sumitomo Mitsui Banking Corporation, owns, through the special-purpose entity, an equity interest in the machinery and equipment, representing approximately 12% of the cost. Matsushita also entered into a similar sale-leaseback arrangement in the amount of 8 billion yen for machinery and equipment which are used to manufacture semiconductors in August 2002. In March 2003, these contracts were modified to change the lesser to SMBC Leasing Company. Matsushita also entered into another sale-leaseback arrangement directly with SMBC Leasing Company in the amount of 15 billion yen for machinery and equipment used for manufacturing plasma display panels in December 2002. These leases are classified as operating leases for U.S. GAAP purposes.

On October 1, 2002, Matsushita issued 309,407,251 shares for the exchange transactions described in Note 3 of the Notes to Consolidated Financial Statements. For the year ended March 31, 2003, 93,797,377 shares were repurchased for the aggregate cost of approximately 116 billion yen, primarily with the intention to hold as treasury stock to improve capital efficiency.

As discussed in Note 3 of the Notes to the Consolidated Financial Statements, Matsushita transformed Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MSC), Matsushita Kotobuki Electric Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems Inc. (MGCS) into wholly owned subsidiaries through share exchange transactions on October 1, 2002. Matsushita provided 309,407,251 shares of newly issued common stock and 59,984,408 shares of its treasury stock to minority shareholders of the five subsidiaries.

Matsushita’s Policy on Financial Position and Liquidity

As its basic policy, Matsushita has long placed emphasis on maintaining sound balance sheets, and on generating as much available funding as possible from internal sources through efforts to raise the operational efficiency or asset turnover ratios, so as not to overly rely on external fund raising. This conservativeness is exemplified in the tradition of maintaining the ratio of stockholders’ equity to total assets at a relatively high level and keeping a large cash balance. The ratio of stockholders’ equity to total assets as of March 31, 2003 stood at 40.6%, and the total of short-term borrowings and long-term debt was 922 billion yen as of March 31, 2003, down from 1,262 billion yen a year ago. Cash balance (the total of cash and cash equivalents of 1,167 billion yen plus time deposits with a maturity of more than three months of 396 billion yen) also remained at the relatively high level of 1,563 billion yen as of March 31, 2003, increasing from the year-earlier 1,460 billion yen (the total of cash and cash equivalents of 933 billion yen plus time deposits of 527 billion yen).

With this cash balance, combined with generally high credit ratings from the world’s leading credit rating agencies, Matsushita believes that it has sufficient sources of liquidity for either working capital or long-term investment needs.

As of March 31, 2003, the outstanding balance of short-term borrowings totaled 334 billion yen, and long-term debt was at 588 billion yen. Matsushita’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 10 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

In recent years, Matsushita has focused on raising capital efficiency upon review of its balance sheet. As a part of this move, the Company initiated an endeavor to achieve more efficient utilization of available cash resources held by subsidiaries and associated companies. This is achieved by lending such cash resources to other Group companies, as necessary, through a network of cash management systems at the corporate headquarters and financial subsidiaries located in each global region.

Furthermore, with the launch of the business domain-based Groupwide organizational structure in early 2003 as part of its mid-term Value Creation 21 plan, Matsushita has revised its system of evaluating the performance of operating divisions (now, business domain companies), effective April 1, 2003. The new system is based on two results-based standards, namely Capital Cost Management (CCM), which measures capital efficiency, and cash flows, which represents a company’s ability to generate cash. Both of these standards are applied to each business domain company’s performance on a global consolidated basis. The Company believes that this new management control system will contribute to a further streamlined balance sheet and higher liquidity.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2003 Financial Position and Liquidity

The Company’s consolidated total assets as of the end of fiscal 2003 increased to 7,835 billion yen, compared with 7,768 billion yen at the end of fiscal 2002. The Company reduced inventories by 120 billion yen through the introduction of SCM and cell-style production. Property, plant and equipment (net) also decreased, by 195 billion yen, due to a substantial curbing of capital investment. However, the Company recorded 314 billion yen as goodwill, due to the transformation of five major consolidated subsidiaries into wholly owned subsidiaries, and this caused an increase in total assets of 66 billion yen.

Regarding liabilities, the balance of retirement and severance benefits increased, due to a decrease in the discount rate of benefit obligations, negative return on plan assets, and amendments to the employee retirement benefit and pension plans.

With respect to minority interests and stockholders’ equity, due mainly to the above-mentioned transformation of five companies into wholly owned subsidiaries, minority interests decreased by 362 billion yen, while capital surplus within stockholders’ equity increased by 537 billion yen. Meanwhile, there was an increase in the minimum pension liability adjustments, owing to the aforementioned factors related to the retirement and pension programs. Combined with decreases in cumulative translation adjustments and unrealized holding gains of available-for-sale securities, this resulted in an increase in accumulated other comprehensive loss. In addition, the Company repurchased its own shares, as an integral part of Matsushita’s financial strategy to improve stockholder value. As a result of these factors, stockholders’ equity decreased to 3,178 billion yen, from 3,248 billion yen at the end of the previous fiscal year.

Capital investment (excluding intangibles) during fiscal 2003 totaled 251 billion yen, a decrease from the previous fiscal year’s total of 320 billion yen. In the current severe business environment, Matsushita curbed capital investment across all its business areas, in line with increasing management emphasis on cash flows and capital efficiency, and also as a result of the increased adoption of cell-style production, which allowed the use of smaller-scale facilities. Matsushita did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key devices as system LSIs, PDPs and other strategic products. Depreciation (excluding intangibles) during the fiscal year also fell, to 283 billion yen, compared with 342 billion yen in the previous fiscal year.

Net cash provided by operating activities in fiscal 2003 amounted to 698 billion yen, compared with 113 billion yen in the previous fiscal year. This increase was attributable to, among other things, a significantly reduced net loss and an increase in trade payables resulting from extended payment terms, despite an increase in trade receivables. Net cash used in investing activities amounted to 11 billion yen, compared with 75 billion yen in fiscal 2002, owing to such factors as a decrease in time deposits and a reduction of capital expenditures. Net cash used in financing activities was 443 billion yen, compared with net cash provided by financing activities of 416 million yen a year ago, due mainly to a decrease in proceeds from long-term debt and an increase in repayments of long-term debt. All these activities, compounded by the effect of exchange rate changes, resulted in a net increase of 234 billion yen in cash and cash equivalents during fiscal 2003. Cash and cash equivalents at the end of fiscal 2003 totaled 1,167 billion yen, compared with 933 billion yen a year ago. These are primarily held in yen (72%) and U.S. dollars (12%).

Commitments for Capital Expenditures

As of March 31, 2003, commitments outstanding for the purchase of property, plant and equipment amounted to 11 billion yen.

C.    Research and Development

Matsushita considers research and development (R&D) to be a key factor in its success and essential to the achievement of its corporate theme: to provide the utmost satisfaction to customers throughout the world through differentiated products and services and to contribute to the progress and happiness of mankind. Under this theme, Matsushita is committed to R&D activities that create next-generation businesses from a mid- to long-term viewpoint, while at the same time supporting current or ongoing products and businesses. Also, to address the 21st century’s needs for more convenient lifestyles around the evolving “ubiquitous” network society and for harmonious co-existence with the global environment, the main focus of Matsushita’s R&D activities has been increasingly directed to digital networks and environmental technologies. Matsushita has concurrently been strengthening its global R&D networks to meet the needs of its overseas business expansion.

In fiscal 2001 through 2002, as part of its Value Creation 21 plan, Matsushita conducted a thorough review of all corporate-wide R&D organizations spanning various product divisions in a decentralized manner. As a result of this review, and to enable concentration of R&D resources into strategic areas, Matsushita established a “Strategic Product Platforms” structure in December 2001. Matsushita also established a development center or development task force for each business domain, concentrating all relevant development resources. Concurrently, to develop the basic and common technologies that support these strategic products, Matsushita established corporate-level “Core Technology Platforms,” which are responsible for the following areas: multimedia software technology; semiconductor technology; devices, environment and production engineering technologies; and cutting-edge technologies.

In fiscal 2003, Matsushita accelerated the development of V-products that would propel a sharp recovery in business performance through R&D efforts conducted through the above-mentioned new R&D structure. In these efforts, the Company places an emphasis on creation of its own “black-box” or proprietary technologies which cannot be easily imitated by competitors. Matsushita also implemented the “Technology Business Plan” to further increase R&D efficiency and strengthen technology management. Based on this plan, Matsushita created a system that infuses management resources in areas of comparative strength through the introduction of a scientific R&D management approach and objective evaluations of the Company’s technological competitiveness. Furthermore, in an attempt to create important core technologies, Matsushita began comprehensive cooperative activities with several prominent universities in Japan for the development of key next-generation technologies. The Company has also continuously strengthened its global R&D infrastructure aimed at accelerating local-based product development in each overseas region.

Total expenditures for research and development amounted to 545 billion yen, 567 billion yen and 551 billion yen for the three fiscal years ended March 31, 2001, 2002 and 2003, respectively, representing 7.0%, 8.0% and 7.4% of Matsushita’s total net sales for each of those periods.

D.    Trend Information

The slow growth and stagnation of the Japanese economy since the 1990s and generally slow economic growth of advanced countries overseas in recent years, along with lingering slow demand for the once booming IT-related products and intensifying borderless competition, have had a major negative impact on Matsushita’s results of operations. These factors, combined with a series of the Company’s major restructuring programs, led to unprecedented pretax and net losses in the Company’s performance in fiscal 2002.

The business environment during fiscal 2003 did not show a favorable turn. In the domestic market, economic recovery was impeded by such factors as a continuing deflationary trend, stagnant consumer spending and faltering capital investment, while overseas economies were negatively affected by slowed growth in the United States and increased uncertainty caused by the war in Iraq.

To counter such an adverse environment and ensure its long-term sustained growth, Matsushita implemented the Value Creation 21 plan, beginning in fiscal 2002. As part of this plan, the Company has effected various management reforms and restructuring initiatives as mentioned above. Also, under this plan, the Company commenced new growth strategies in fiscal 2003. These included the strategic development and introduction of competitive V-products and the launch of a new business domain-based Group organizational structure, both as mentioned earlier. Matsushita also embarked on a plan to strengthen overseas operations as a corporate growth engine.

As a result of these initiatives, Matsushita achieved a turnaround in pretax income on increased sales in fiscal 2003, although it still posted a net loss due partly to tax consequences and negative earnings of associated companies.

As a result of various management initiatives under Value Creation 21, the Company also achieved some improvements in its balance sheets and cash flows in fiscal 2003 as mentioned earlier. (See Matsushita’s Policy on Financial Position and Liquidity in this Item 5.)

Matsushita expects that the harsh business environment will continue in fiscal 2004, with such adverse factors as lackluster economies in Japan and the United States, the aftermath of the war in Iraq and Severe Acute Respiratory Syndrome (SARS) cases in China and neighboring countries. In this severe environment, the Company plans to work on its growth strategies, including the introduction of new V-products that will surpass fiscal 2003 models in both quality and quantity, and intensification of the overseas operations expansion strategy, with a focus on China. Matsushita aims to attain further improvement in earnings from a normal course of business on a moderate increase in sales in fiscal 2004, subject to external conditions including currency exchange volatility to be insignificant and the success of its growth strategies for the year.

Matsushita meanwhile expects that several of its business domain companies will implement further business or employment restructuring programs in fiscal 2004 in order to strengthen their management structure and cost competitiveness, in part prompted by the Company’s new evaluation methods (CCM and cash flows) applied to the business domain companies’ performance from the current fiscal year. Matsushita currently expects approximately 50 billion yen to be incurred as expenses or charges associated with these restructuring programs in fiscal 2004.

E.    Off-Balance Sheet Arrangements

Not applicable

F.    Tabular Disclosure of Contractual Obligations

Not applicable

G.    Safe Harbor

Not applicable

H.    Accounting Principles

Critical Accounting Policies

The Company has identified the following critical accounting policies which are important to its financial condition and results of operations, and require management’s judgment.

Long-lived Assets

The useful lives of long-lived assets are summarized in Note 1(h) of the Notes to Consolidated Financial Statements included in this annual report and reflect the estimated period that the Company expects to derive economic benefit from their use. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, the Company considers the likelihood of technological obsolescence, changes in demand for the products related to such assets, and other factors which may affect their utilization of the long-lived assets. The effect of any future changes to the estimated useful lives of the long-lived assets could be significant to the Company’s results of operations.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. Factors which may contribute to the need for future impairment charges include changes in the use of assets resulting from the Company’s restructuring initiatives, technological changes or any significant declines in the demand for related products.

Valuation of Investment Securities

The Company holds available-for-sale securities, equity method securities and cost method securities, included in short-term investments and investments and advances. Available-for-sale securities are carried at fair value with unrealized holding gains and losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other than temporary requires judgment. At March 31, 2003, the Company has recorded 289 billion yen of available-for-sale securities, 255 billion yen of equity method securities that have market values, and 477 billion yen of equity method securities that do not have market values, cost method securities and advances, part or all of which could be determined to be other-than-temporarily impaired in future periods, depending on changes to the current facts and assumptions.

For further discussion on valuation of investment securities, see Notes 5 and 6 of the Notes to Consolidated Financial Statements included in the annual report.

Valuation of Inventory

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. The Company routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written-down to net realizable value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of its inventories, the Company considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.

Warranties

The Company makes estimates of potential warranty claims related to its goods sold. The Company provides for such costs based upon historical experience and its estimate of the level of future claims. Management makes judgments and estimates in connection with establishing the warranty reserve in any accounting period. Differences may result in the amount and timing of its revenue for any period if management makes different judgments or utilizes different estimates.

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

The Company records noncurrent receivables, representing loans from finance lease transactions, at cost, less the related allowance for impaired receivables. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows or the fair value of the collateral. Cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until the principal has been recovered and are recognized as interest income thereafter. Management’s judgment is required in making estimates of the future cash flows of an impaired loan. Such estimates are based on current economic conditions and the current and expected financial condition of the debtor.

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. At March 31, 2003, the Company has recorded 411 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill and other intangible assets, see Note 9 of the Notes to Consolidated Financial Statements included in the annual report.

Valuation of Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized based on available evidence. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At March 31, 2003, the Company has recorded gross deferred tax assets of 1,248 billion yen with a total valuation allowance of 241 billion yen. Included in the gross deferred tax assets is 254 billion yen resulted from net operating loss carryforwards (NOLs) of 645 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. A substantial majority of these NOLs will expire by fiscal 2007. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2003 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. For further discussion on valuation of deferred tax assets, see Note 12 of the Notes to Consolidated Financial Statements included in this annual report.

Retirement and Severance Benefits

Retirement and severance benefits costs and obligations are dependent on assumptions used in calculating such amounts. The discount rate and expected return on assets are the most critical assumptions among others, including retirement rates, mortality rates and salary growth.

While management believes that the assumptions used are appropriate, actual results in any given year could differ from actuarial assumptions because of economic and other factors. The resulting difference is accumulated and amortized over future periods and therefore, generally affect the Company’s retirement and severance benefit cost and obligations.

The Company determines discount rates by looking to rates of return on high-quality fixed income investments, and the expected long-term rate of return on pension plan assets by considering the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets.

A decline in market interest rates generally results in a lower discount rate and a decline in market stock values generally results in a lower expected rate of return on plan assets, both of which would result in an increase of future retirement and severance benefit costs and obligations.

Accounting for Derivatives

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments principally to manage foreign currency risks resulting from transactions denominated in currencies other than the Japanese yen. As discussed in Note 1(o) of the Notes to Consolidated Financial Statements included in this annual report, the Company recognizes all derivatives as either assets or liabilities on the balance sheet at their fair values. Changes in the fair value of a derivative are reported in earnings or other comprehensive income depending on their use and whether they qualify for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the hedged item. The Company evaluates and determines on a continuous basis if the derivative remains highly effective in offsetting changes in the fair value or cash flows of the hedged item. If the derivative ceases to be highly effective in offsetting changes in the fair value or cash flows of the hedged item, the Company discontinues hedge accounting prospectively. Because the derivatives the Company uses are not complex, significant judgment is not required to determine their fair values. Fair values are determined principally by receiving quotations from banks or brokers.

Loss Contingencies

Loss contingencies may from time to time arise from situations such as product liability claims, warranty claims, disputes over intellectual property rights, environmental remediation obligations, and other legal actions. Loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. In recording liabilities for probable losses, management is required to make estimates and judgments regarding the amount or range of the probable loss. Management continually assesses the adequacy of estimated loss contingencies and, if necessary, adjusts the amounts recorded as better information becomes known.

New Accounting Pronouncements

In June 2002, Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial statements.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company’s consolidated financial statements.

In November 2002, FASB reached consensuses on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting by a vender for arrangements under which it will perform revenue-generating activities and requires revenue be recognized separately for separate units of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently in the process of assessing the impact of the adoption of EITF 00-21.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applicable no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation did not have a material effect on the Company’s consolidated financial statements in fiscal 2003 and is not expected to have a material effect in fiscal 2004.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The Articles of Incorporation of the Company, as amended on June 27, 2003 (hereinafter same), provide that the number of Directors of the Company shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors, as well as Representative Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, and Senior Managing Directors are Representative Directors and severally represent the Company. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one year (or two years for the current terms, with regard to the Directors elected at the ordinary general meeting of shareholders in June 2002) from their assumption of office, and in the case of Corporate Auditors, within four years (or three years for the current terms, with regard to the Corporate Auditors elected at or prior to the ordinary general meeting of shareholders in June 2002) from their assumption of office. However, they may serve any number of consecutive terms.

The Corporate Auditors of the Company are not required to be, and are not, certified public accountants. However, at least one of the Corporate Auditors shall be a person who has not been a Director, corporate executive officer, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his or her assumption of office as a Corporate Auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on or after May 1, 2005, at least half of the Corporate Auditors shall be required to be persons who have not been a Director, corporate executive officer, general manager or employee of the Company or its subsidiaries. Each Corporate Auditor has the statutory duty to examine the non-consolidated financial statements (and, after the conclusion of the ordinary general meeting of shareholders with respect to fiscal 2004, consolidated financial statements) and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company’s affairs. The Corporate Auditors are required to attend meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, methods of examination by the Corporate Auditors of the Company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

Corporate Auditors may not at the same time be Directors, managers or employees of the Company or any of its subsidiaries, or corporate executive officers of any of its subsidiaries.

Under the Commercial Code of Japan (Commercial Code) and the Articles of Incorporation of the Company, the Company may, by a resolution of the Board of Directors, exempt Directors or Corporate Auditors from their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by law. In addition, the Company has entered into liability limitation agreements with each of the outside Directors which limits the maximum amount of their liabilities owed to the Company arising in connection with their failure to perform their duties to the aggregate sum of the amounts prescribed in each item of Paragraph 19 of Article 266 of the Commercial Code.

Pursuant to the resolutions adopted at the ordinary general meeting of shareholders on June 27, 2003, the Company implemented in fiscal 2004 the reform of its corporate management and governance structure by (i) reorganizing the role of the current Board of Directors, (ii) introducing a Matsushita’s own Executive Officer system* in its Group and (iii) strengthening its Corporate Auditor system, all tailored to the Group’s new business domain-based, autonomous management structure. (For details of the Groupwide reorganization, see “Value Creation 21” Plan in Item 4, Section A.)

Matsushita’s Executive Officer system was introduced to address the diversity of business operations over the entire Group through delegation of authority and to help integrate the Group’s comprehensive strengths. The Board of Directors of Matsushita elects Executive Officers chosen mainly from the senior management of business domain companies, such as internal divisional companies and subsidiaries, as well as from management personnel responsible for overseas subsidiaries and certain senior corporate staff who guide the direction of the Group pertaining to important business matters. The Executive Officers assume responsibility as the Group’s executives regarding execution of business. The Executive Officers may be given such titles as Senior Managing Executive Officer, Managing Executive Officer and Executive Officer, depending on the extent of responsibility and achievement of each individual. The term of office of the Executive Officers shall be one year from their assumption of office. Each of the Executive Officers has the authority to operate businesses for which such Executive Officer is responsible, under the supervision and policy decisions of the Board of Directors.

The Board of Directors has, at the same time, been reformed in order to concentrate its role towards establishment of corporate strategies and supervision of implementation thereof by the Executive Officers. The Company has reduced the number of Directors to facilitate more effective decision-making, and shortened their term of office to one year to concentrate and clarify responsibilities. Taking into consideration the diversified scope of Matsushita’s business operations, the Company has chosen to hold its policy of having management personnel, who are well-versed in day-to-day operations at operational fronts, be members of the Board of Directors, while Outside Directors continue to be included in the Board of Directors.

To strengthen auditing functions at business domain companies, the Company has launched the Group Auditor Meeting to promote collaboration with corporate auditors of its subsidiaries and senior auditors at internal divisional companies, who are not corporate auditors but are appointed to be responsible for auditing such internal divisional companies.

*	Matsushita’s Executive Officer (“Yakuin”) system is a voluntary system and different from the corporate executive officer (“Shikkoyaku”) system that large Japanese corporations may adopt at their option under the new statutory corporate governance system referred to as “Company with Committees” system stipulated in the Commercial Code of Japan and related legislation, which became effective on April 1, 2003.

The following table shows information about Matsushita’s Directors and Corporate Auditors after the ordinary general meeting of shareholders held on June 27, 2003, including their dates of birth, positions, responsibilities and brief personal records.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Yoichi Morishita	Chairman of the Board of Directors—since June 2000
(Jun. 23, 1934)	-1987	Director of the Company;
	-1992	Executive Vice President and Director of the Company;
	-1993	President and Director of the Company.

Masayuki Matsushita	Vice Chairman of the Board of Directors—since June 2000
(Oct. 16, 1945)	-1986	Director of the Company;
	-1992	Senior Managing Director of the Company;
	-1996	Executive Vice President and Director of the Company.

Kunio Nakamura	President and Director—since June 2000
(Jul. 5, 1939)	-1993	Director of the Company, and Director of Corporate Management Division for the Americas;
	-1996	Managing Director of the Company;
	-1997	Senior Managing Director of the Company, and President of AVC Company.

Kazuo Toda	Executive Vice President and Director—since June 2003
(Feb. 13, 1941)	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand, Corporate Sales Strategy Division for National / Panasonic Retailers, Corporate Commodity Sales, Electrical Supplies Sales, Advertising, Logistics, and Corporate CS Division.
	-1994	Director of the Company, and in charge of Home Appliance Business;
	-1996	Managing Director of the Company;
	-1997	President of Home Appliance & Housing Electronics Company;
	-1999	Senior Managing Director of the Company;
	-2000	President of AVC Company;
	-2001	Director of Corporate Marketing Division for Panasonic Brand.

Osamu Tanaka	Executive Vice President and Director—since June 2003
(Nov. 1, 1940)	Tokyo Representative, and in charge of Public and Private Institutions, Panasonic Center and Recycling Business Promotion.
	-1995	Director of the Company, and Director of Corporate Consumer Sales Division;
	-1997	Managing Director of the Company;
	-1999	Senior Managing Director of the Company, and in charge of Corporate Consumer Sales;
	-2001	In charge of Corporate Consumer Products Distribution Division and Public and Private Institutions.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Yukio Shohtoku	Executive Vice President and Director—since June 2003
(Nov. 8, 1939)	In charge of Overseas Operations.
	-1994	Director of the Company, and Director of Corporate Management Division for China;
	-1999	Managing Director of the Company;
	-2000	In charge of Overseas Operations.

Takami Sano	Senior Managing Director—since June 2003
(Apr. 2, 1943)	President of Panasonic Automotive Systems Company, and in charge of Industrial Sales.
	-1997	Senior Managing Director of Matsushita Battery Industrial Co., Ltd.;
	-1998	Director of the Company, and Director of Corporate Industrial Marketing & Sales Division;
	-2000	Managing Director of the Company;
	-2002	President of Factory Automation Company.

Susumu Koike	Senior Managing Director—since June 2003
(Nov. 15, 1945)	In charge of Technology, Device Technology, Environmental Technology, Production Engineering, Intellectual Property, Overseas Research Laboratories and Camera Module Business, and President of Semiconductor Company.
	-1998	Senior Managing Director of Matsushita Electronics Corporation,
Director of the Company, and in charge of Semiconductor Technology;
	-2000	Managing Director of the Company;
	-2001	President of Semiconductor Company.

Fumio Ohtsubo	Senior Managing Director—since June 2003
(Sep. 5, 1945)	President of Panasonic AVC Networks Company, and in charge of Storage Device Business.
	-1998	Director of the Company, and Vice President of AVC Company;
	-2000	Managing Director of the Company;
	-2001	Business Group Executive of AVC Network Business Group;
	-2002	President of AVC Company.

Haruo Ueno	Managing Director—since June 2001
(Nov. 9, 1940)	Director of Corporate Legal Affairs Division.
	-1965	Joined the National Police Agency;
	-1994	Joined the Company as Advisor;
	-1998	Director of the Company, and Director of Corporate Legal Affairs Division.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Hidetsugu Otsuru	Managing Director—since June 2001
(Aug. 20, 1943)	In charge of Corporate Facility Management, Quality and Environment, and President of Display Devices Company.
	-1998	Director of the Company, and in charge of Corporate Quality Administration Division and Purchasing Administration Department;
	-1999	President of Matsushita Electronics Corporation;
	-2001	President of Display Devices Company.

Yoshiaki Kushiki	Managing Director—since June 2001
(Jan. 17, 1946)	In charge of Multimedia Technology, Software Technology and Digital Network Strategic Planning Office.
	-1997	Director of Multimedia Development Center;
	-1999	Director of the Company, and in charge of Multimedia Technology;
	-2000	Director of Software Development Center.

Tetsuya Kawakami	Managing Director—since June 2003
(Dec. 7, 1941)	In charge of Finance and Accounting.
	-1996	General Manager of Corporate Accounting Department;
	-2000	Director of the Company, and in charge of Finance and Accounting.

Yoshitaka Hayashi	Managing Director—since June 2003
(Jun. 7, 1946)	In charge of Appliance Business, President of Matsushita Home Appliances Company, and in charge of Packaged Air-conditioner Company and Healthcare Business Company.
	-1999	Vice President of Home Appliance & Housing Electronics Company;
	-2000	Director of the Company, and President of Home Appliance & Housing Electronics Company;
	-2001	Director of Corporate Marketing Division for National Brand;
	-2002	In charge of Appliance Business, and President of Air-Conditioner Company.

Josei Ito	Director—since June 1994
(May 25, 1929)	(Chairman of the Board of Nippon Life Insurance Co.)
	-1989	President of Nippon Life Insurance Co.;
	-1997	Chairman of the Board of Nippon Life Insurance Co.

Toshio Morikawa	Director—since June 2000
(Mar. 3, 1933)	(Advisor of Sumitomo Mitsui Banking Corporation)
	-1997	Chairman of the Board of The Sumitomo Bank, Ltd.;
	-2001	Advisor of Sumitomo Mitsui Banking Corporation.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Toshihiro Sakamoto	Director—since June 2000
(Oct. 27, 1946)	In charge of Planning.
	-1998	President of Matsushita Electric (Taiwan) Co., Ltd.;
	-2000	Vice President of AVC Company;
	-2001	Senior Vice President of AVC Company.

Shinichi Fukushima	Director—since June 2003
(Nov. 13, 1948)	In charge of Personnel, General Affairs and Social Relations.
	-1997	General Manager of Personnel Department.

Masaharu Matsushita (Sep. 17, 1912)	Honorary Chairman of the Board of Directors and Executive Advisor—since June 2000
	-1947	Director of the Company;
	-1961	President and Director of the Company;
	-1977	Chairman of the Board of Directors of the Company.

Kazumi Kawaguchi	Senior Corporate Auditor—since June 2003
(Oct. 25, 1943)	-1996	Senior Managing Director of Kyushu Matsushita Electric Co., Ltd.;
	-1999	General Manager of Affiliates Management Department of the Company;
	-2000	General Manager of Corporate Accounting Department;
	-2001	In charge of Corporate Accounting Group.

Yoshitomi Nagaoka	Senior Corporate Auditor—since June 2001
(May 31, 1941)	-1996	Director of the Company, and in charge of AVC Technology;
	-1997	Vice President of AVC Company, in charge of Technology.

Yasuo Yoshino	Corporate Auditor—since June 2003
(Oct. 5, 1939)	(Chairman of the Board of Sumitomo Life Insurance Co.)
	-1997	Deputy President of Sumitomo Life Insurance Co.;
	-2001	Chairman of the Board of Sumitomo Life Insurance Co.

Kiyosuke Imai	Corporate Auditor—since June 2000
(Nov. 14, 1934)	(Chairman of the Board of Matsushita Electric Works, Ltd.)
	-1994	President of Matsushita Electric Works, Ltd.;
	-2000	Chairman of the Board of Matsushita Electric Works, Ltd.

There are no family relationships between any Director or Corporate Auditor and any other Director or Corporate Auditor of the Company except as described below:

Masayuki Matsushita, Vice Chairman of the Board of Directors is the son of Masaharu Matsushita, Honorary Chairman of the Board of Directors and Executive Advisor.

B.    Compensation

The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 2003 to all Directors and Corporate Auditors (34 persons) for services in all capacities was 762 million yen.

In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to approval of the general meeting of shareholders. Retirement allowances provided for Directors and Corporate Auditors for fiscal 2003 amounted to 263 million yen.

For details of the Company’s stock option plans for Board members and select senior executives, see Section E of this Item 6.

C.    Board Practices

For information on the Company’s Directors and Statutory Auditors, see Section A of this Item 6.

Pursuant to home country practices exemptions granted by the New York Stock Exchange, Matsushita is permitted to follow certain corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those required for U.S. domestic companies under the New York Stock Exchange’s listing standards. The New York Stock Exchange rules and Matsushita’s current practices relating to corporate governance have the following significant differences:

Audit Committee.    The New York Stock Exchange requires that a listed U.S. company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company. Matsushita does not have an audit committee with functions called for U.S. domestic companies by the New York Stock Exchange rules. Under the Commercial Code of Japan, Matsushita has the Board of Corporate Auditors which is under a statutory duty to monitor, review and report on the administration of the affairs of the Company, as discussed in Section A of this Item 6.

Shareholder Approval Policy.    Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the New York Stock Exchange requires, with limited exceptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. Matsushita follows relevant Japanese laws which, as discussed in Section B of Item 10, generally require it to obtain shareholder approval if stock options are to be issued with “specially favorable” conditions.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. Matsushita follows relevant Japanese laws which, as discussed in Section B of Item 10, generally require it to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock only if common stock is to be issued at a “specially favorable” price or convertible bonds or debentures to acquire shares are to be issued with “specially favorable” conditions or stock acquisition rights to acquire shares are to be issued with “specially favorable” conditions.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance listing standards. On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards which reflect the findings of the Committee. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans, and annual certifications by principal executive officers. On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under “Shareholder Approval Policy” above. Also, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission’s approval.

The proposed rule changes, as amended, will generally continue to grant home country practices exemptions to non-U.S. companies listed on the New York Stock Exchange, including Matsushita, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed non-U.S. companies. Among such requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. Pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of the New York Stock Exchange implementing the requirements of the rule will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005.

As described in Section A of this Item 6, Matsushita has a Board of Corporate Auditors which examines the financial statements and business reports of the Company which are submitted by the Board of Directors to the general meeting of shareholders, and who supervise the administration by the Directors of the Company’s affairs. Matsushita plans to avail itself of paragraph (c)(3) of Rule 10A-3, which as implemented by the New York Stock Exchange, will provide a general exemption from the audit committee requirements described above to a foreign private issuer with a board of statutory (or corporate) auditors which satisfies the conditions set forth in that paragraph.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000).

D.    Employees

The following table lists the number of consolidated full-time employees of the Company as of March 31, 2003, 2002 and 2001:

	2003	2002	2001
Employees:
Domestic	121,451	126,378	145,150
Overseas	166,873	164,854	172,193

Total	288,324	291,232	317,343

Most regular employees in Japan, except management personnel, are union members, principally of the Matsushita Electric Industrial Workers Union, which is affiliated with the Japanese Electrical Electronic & Information Union.

As is customary in Japan, Matsushita negotiates annually with the unions and executes annual wage increases and semiannual bonuses. Matsushita also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. In recent years, Matsushita has introduced in Japan new comprehensive employment and personnel systems to satisfy the diversified needs of employees.

Such systems include an individual performance-oriented annual salary system, a regional-based employee remuneration system and an alternative payment system under which employees can receive retirement and fringe benefits up front as an addition to their semiannual bonuses. During the last few years, the Company and several subsidiaries have also implemented special early retirement programs for employees who wished to pursue careers outside Matsushita.

For a quarter century, Matsushita has not experienced any major labor strikes or disputes. Matsushita considers its labor relations to be excellent.

E.    Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 27, 2003. The total is 17,875,744 shares constituting 0.77% of all outstanding shares of the Company’s common stock.

Name	Position	Number of Matsushita Shares Owned as of June 27, 2003
Yoichi Morishita	Chairman of the Board of Directors	81,568
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,913,351
Kunio Nakamura	President and Director	31,000
Kazuo Toda	Executive Vice President and Director	21,299
Osamu Tanaka	Executive Vice President and Director	19,750
Yukio Shohtoku	Executive Vice President and Director	29,037
Takami Sano	Senior Managing Director	20,923
Susumu Koike	Senior Managing Director	15,562
Fumio Ohtsubo	Senior Managing Director	17,000
Haruo Ueno	Managing Director	24,000
Hidetsugu Otsuru	Managing Director	16,000
Yoshiaki Kushiki	Managing Director	10,000
Tetsuya Kawakami	Managing Director	10,057
Yoshitaka Hayashi	Managing Director	12,798
Josei Ito	Director	8,000
Toshio Morikawa	Director	5,000
Toshihiro Sakamoto	Director	8,278
Shinichi Fukushima	Director	4,000
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor	9,598,637
Kazumi Kawaguchi	Senior Corporate Auditor	7,803
Yoshitomi Nagaoka	Senior Corporate Auditor	15,681
Yasuo Yoshino	Corporate Auditor	3,000
Kiyosuke Imai	Corporate Auditor	3,000

Total		17,875,744

In May 1998, the Board of Directors decided to implement the Company’s first stock option plan for Board members and select senior executives, and to purchase the Company’s own shares for transfer to them under the plan, pursuant to then effective Article 210-2 of the Commercial Code of Japan. Upon approval at the ordinary general meeting of shareholders held in June 1998 and subsequent Board of Directors’ resolutions, stock options (rights to purchase shares of common stock) were provided to the then 32 Directors on the Board and four select senior executives in amounts ranging from 2,000 to 10,000 shares of common stock each, exercisable from July 1, 2000 to June 30, 2004, at an exercise price of 2,291 yen per share, which was calculated by a formula approved by shareholders at the said ordinary general meeting of shareholders. To cover these options, the Company in early July 1998 purchased on the Tokyo Stock Exchange (TSE) a total of 113,000 shares of common stock with an aggregate purchase price of approximately 252 million yen.

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

In June 2002, the Company obtained approval of the ordinary general meeting of shareholders regarding the issue of stock acquisition rights as stock options (the Stock Acquisition Rights) for Board members and select senior executives, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan, as amended. Upon the shareholders’ approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 116 Stock Acquisition Rights, each representing a stock option to purchase 1,000 shares of common stock of the Company, to the then 27 Directors on the Board and eight select senior executives. The Stock Acquisition Rights are exercisable during the period from July 1, 2004 through June 30, 2008. The amount to be paid by qualified persons upon exercise of each Stock Acquisition Right is set at 1,734 yen per share of common stock, which was calculated by a formula approved by shareholders at the said ordinary general meeting of shareholders.

For more details, see Note 13 of the Notes to Consolidated Financial Statements.

(2)	The Company’s full-time employees are eligible to participate in the Matsushita Electric Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company provides a 10% subsidy on top of any funds employees contribute to the Association. As of March 31, 2003, the Association owned 32,757 thousand shares of the Company’s common stock constituting 1.39% of all outstanding shares of the Company’s common stock.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

(1)	To the knowledge of the Company, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued. The shareholder that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2003 was Japan Trustee Services Bank, Ltd., which is a securities processing services company. The Company understands that this shareholder is not the beneficial owner of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership. The ten largest shareholders of record and their share holdings as of the end of the last fiscal year are as follows:

Name	Share ownership (in thousands of shares)	Percentage of total issued shares
Japan Trustee Services Bank, Ltd. (trust account)	134,887	5.51%
Moxley & Co.	119,696	4.88
The Master Trust Bank of Japan, Ltd. (trust account)	99,908	4.08
Sumitomo Mitsui Banking Corporation	97,649	3.98
Sumitomo Life Insurance Co.	81,849	3.34
Nippon Life Insurance Co.	67,796	2.76
Matsushita Investment & Development Co., Ltd.	56,713	2.31
Resona Bank, Ltd.	44,017	1.79
Mitsui Sumitomo Insurance Co., Ltd.	39,276	1.60
State Street Bank and Trust Co.	34,130	1.39

Except as otherwise provided by law or by the Company’s Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose total voting rights are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of common stock of the Company it owns. The Company has no voting rights with respect to its own common stock. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Commercial Code and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or a Corporate Auditor, a dissolution, merger or consolidation with a certain exception under which a shareholders resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which a shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with a certain exception under which a shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which a shareholders resolution is not required, or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of common stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolution”).

(2)	As of March 31, 2003, approximately 10.63% of the Company’s common stock was owned by 156 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 4.88% of the total common stock.

(3)	Matsushita is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

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

At the ordinary general meeting of shareholders held on June 27, 2003, a year-end cash dividend for fiscal 2003 of Matsushita Electric Industrial Co., Ltd. was approved at the rate of 6.25 yen per share of common stock. The Company had already paid an interim dividend of 6.25 yen per share to each shareholder during the year; accordingly the annual cash dividend for fiscal 2003 was 12.50 yen per share.

Matsushita plans to utilize retained earnings for future business growth and to strengthen the corporate management structure.

B.    Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer and Listing

A.    Offer and Listing Details

The primary market for the Company’s common stock (Common Stock) is the Tokyo Stock Exchange (TSE). The Common Stock is traded on the First Section of the TSE and is also listed on four other stock exchanges in Japan. In addition, the Company’s Common Stock is listed on the Euronext Amsterdam Stock Exchange and the Euronext Paris Stock Exchange in the form of original Common Stock of the Company, and on the Frankfurt Stock Exchange and the Duesseldorf Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on and traded in the New York Stock Exchange (NYSE) and the Pacific Exchange in the form of American Depositary Receipts (ADRs). There may from time to time be a differential between the Common Stock’s price on exchanges outside the United States and the market price of ADSs in the United States.

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

The following table sets forth for the periods indicated the reported high and low closing prices of the Company’s Common Stock on the TSE, and the reported high and low closing composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
1999	2,375	1,640	19.34	13.00
2000	3,320	2,050	30.30	17.48
2001	3,190	1,932	29.90	16.30
2002	2,360	1,398	19.15	11.33
2003	1,787	1,011	14.47	8.53

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
2002
1st quarter	2,360	1,901	19.15	15.60
2nd quarter	1,960	1,402	15.68	11.61
3rd quarter	1,697	1,398	13.55	11.73
4th quarter	1,826	1,482	14.30	11.33
2003
1st quarter	1,787	1,528	14.47	12.27
2nd quarter	1,697	1,248	14.29	10.36
3rd quarter	1,325	1,115	10.88	9.37
4th quarter	1,263	1,011	10.53	8.53
2004
1st quarter	1,202	860	10.05	7.33

Most recent 6 months	High	Low	High	Low
February, 2003	1,220	1,043	10.00	8.90
March, 2003	1,105	1,011	9.11	8.53
April, 2003	1,054	860	8.90	7.33
May, 2003	1,132	942	9.25	8.01
June, 2003	1,202	1,097	10.05	9.34
July, 2003	1,490	1,210	12.30	10.19

*	The prices of American Depositary Shares are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points. The prices of ADSs, prior to the December 11, 2000 ADS ratio change, have been restated on the current basis that each ADS represents one share of Common Stock.

B.    Plan of Distribution

Not applicable

C.    Markets

See Section A of Item 9.

D.    Selling Shareholders

Not applicable

E.    Dilution

Not applicable

F.    Expenses of the Issue

Not applicable

Item 10.    Additional Information

A.    Share Capital

Not applicable

B.    Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. The Company is registered in the Commercial Register (shogyo tokibo) maintained by the Moriguchi Branch Office of the Osaka Legal Affairs Bureau.

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

Directors

Each Director (excluding an outside Director) has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The total amount of remuneration to Directors and that to Corporate Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the Board of Directors and Corporate Auditors respectively determine the compensation to each Director and Corporate Auditor.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their own compensation or retirement age, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), or requirements to hold any shares of Common Stock of the Company. The Commercial Code specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees, such as Executive Officers; and to establish, change or abolish material corporate organizations such as a branch office. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company to borrow a large amount of money or to give a guarantee in a large amount. There is no statutory requirement as to what constitutes a “large” amount in these contexts. However, it has been the general practice of the Company’s Board of Directors to adopt a resolution for a borrowing in an amount not less than 10 billion yen or its equivalent.

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

As of March 31, 2003, 2,447,923,088 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that year-end dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for year-end dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval at the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for year-end dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code and Article 34 of the Articles of Incorporation (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without the shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of year-end dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to one-tenth of the amount of such interim dividends until the aggregate amount of capital surplus and legal reserve equals to at least one-quarter of its stated capital. Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i) its stated capital;

(ii) its capital surplus;

(iii) its accumulated legal reserve;

(iv) the legal reserve to be set aside in respect of the fiscal period concerned; and

(v) other amounts as provided for by ordinance of the Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company’s accounts in the same manner as year-end dividends, but adjusted to reflect; (x) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof; (y) any subsequent transfer of retained earnings to stated capital; and (z) if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, to purchase shares of its Common Stock (see “Item 10.B. Memorandum and Articles of Association—Common Stock—Acquisition by the Company of its Common Stock”), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by the Company, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (v) above.

In Japan the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

Under its Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

For information as to Japanese taxes on shareholder dividends, see “E. Taxation—Japanese Taxation.”

Stock splits

The Company may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may in principle amend its Articles of Incorporation to increase the number of authorized shares to be issued in proportion to the relevant stock split pursuant to a resolution of the Board of Directors rather than a special resolution of a general meeting of shareholders as is otherwise required for amending the Articles of Incorporation.

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

Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least three per cent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose by submitting a written request to a Representative Director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date of such meeting.

Voting rights

So long as the Company maintains the unit share system (see “Item 10.B. Memorandum and Articles of Association—Common Stock—Unit share system” below; currently 1000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Commercial Code and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, a dissolution, merger or consolidation with a certain exception under which a shareholders resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which a shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with a certain exception under which a shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which a shareholders resolution is not required, or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of Common Stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Rights to subscribe for new shares may be made generally transferable by a resolution of the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings.

Subject to certain conditions, the Company may issue stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon the exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held.

Record date

March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more unit of shares in the Company’s registers of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its Common Stock

The Company may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), or by purchase from a specific party other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). When the proposal for such acquisition by the Company from a specific party other than a subsidiary of the Company is submitted to an ordinary general meeting of shareholders, any other shareholder may make a written request to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that, in cases other than the acquisition by the Company of its own shares from a subsidiary of the Company, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account a reduction, if any, of the stated capital, capital surplus or legal reserve (if such reduction of the stated capital, capital surplus or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If the Company purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, capital surplus and other items as described in (i) through (v) to “Dividends” above, the Company may not acquire such shares.

Shares acquired by the Company may be held by it for any period or may be cancelled by a resolution of the Board of Directors. The Company may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors and to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Unless the Company’s Board of Directors adopts a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than one full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company.

A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one full unit have the right to require the Company to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of full units are unable to withdraw the underlying shares of Common Stock representing less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by the Company of shares held by shareholders whose address is unknown

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for five years or more.

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and holding or depositing the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of Common Stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days a report concerning such shareholdings.

A similar report must also be filed in respect to any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of Common Stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

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

D.     Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

(i)	individuals who do not reside in Japan; and

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

(i)	individuals who are exchange non-residents;

(ii)	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

(iii)	corporations (1) of which 50% or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from the sale in Japan of shares of Common Stock of the Company held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

E.	Taxation

The discussion below is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of shares of Common Stock and ADSs. Prospective purchasers and holders of the shares of Common Stock or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

The following is a summary of the principal Japanese national and U.S. federal tax consequences of the ownership and disposition of shares of Common Stock or ADSs by an Eligible U.S. Holder and a U.S. Holder (each as defined below), as the case may be, that holds those shares or ADSs as capital assets (generally, property held for investment). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction, persons that hold shares of Common Stock or ADSs through a partnership or other pass-through entity and Eligible U.S. Holders and U.S. Holders, as the case may be, whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the national or federal tax laws of Japan and of the United States as in effect at the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect) and to differing interpretations. U.S. Holders should note that the United States and Japan have reached an agreement in principle on the text of a new income tax convention, which after a formal signature process, will be subject to ratification according to the procedures of each of the two countries. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement for ADSs and in any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Common Stock or ADSs that, for U.S. federal income tax purposes, is:

(i)	a citizen or individual resident of the United States,

(ii)	a corporation or other entity taxable as a corporation organized in or under the laws of the United States, any State, or the District of Columbia,

(iii)	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

(iv)	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

(i)	is a resident of the United States for purposes of the Treaty,

(ii)	does not maintain a permanent establishment or fixed base in Japan to which shares of Common Stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

(iii)	is otherwise eligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of Common Stock or ADSs.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than national income taxation, inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of Common Stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In general, taking into account the earlier assumptions, for purposes of the Treaty and for U.S. federal income and Japanese tax purposes, beneficial owners of ADRs evidencing ADSs will be treated as the owners of the shares of Common Stock represented by those ADSs, and exchanges of shares of Common Stock for ADSs, and exchanges of ADSs for shares of Common Stock, will not be subject to U.S. federal income tax or Japanese tax.

Japanese taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to Eligible U.S. Holders that hold shares of Common Stock of the Company or ADRs evidencing ADSs representing shares of Common Stock of the Company.

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

Under Japanese tax law, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to any corporate or individual shareholders (including those shareholders who are Eligible U.S. Holders), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 10% for dividends due and payable on or after April 1, 2003 but on or before December 31, 2003, (ii) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008, and (iii) 15% for dividends due and payable on or after April 1, 2008. Under the Treaty, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders generally is limited to 15% or, if certain conditions (as provided in the Treaty) are fulfilled, 10% of the gross amount actually distributed.

An Eligible U.S. Holder who is entitled, under the Treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law on payment of dividends on the Company’s shares of Common Stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before such payment of dividends. With respect to ADRs, the Depositary or its agent will apply for this reduced treaty rate, if it is below the rate otherwise applicable under Japanese tax law, on behalf of Eligible U.S. Holders by submitting two Application Forms (one before payment of dividends, the other within eight months after the Company’s fiscal year-end) to the Japanese tax authorities. To claim this reduced rate, any relevant Eligible U.S. Holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. An Eligible U.S. Holder who is entitled, under the Treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, but fails to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under the Treaty from the relevant Japanese tax authority. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate for shareholders who would be eligible under the Treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of Common Stock or ADRs outside Japan by an Eligible U.S. Holder holding such shares or ADRs are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

U.S. Holders of shares of Common Stock of the Company or ADRs should consult their tax advisors regarding the effect of these taxes as well as the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. federal income taxation

The following is a summary of certain United States federal income tax consequences of the ownership of shares of Common Stock or ADSs by a U.S. Holder. This summary is based on United States tax laws, including the United States Internal Revenue Code of 1986, as amended, and on the Treaty all of which are subject to change possibly with retroactive effect.

Taxation of dividends

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any dividends received by a U.S. Holder (before reduction for Japanese withholding taxes) to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. Dividends paid to non-corporate U.S. Holders in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the U.S. Holders held the shares of Common Stock or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the shares of Common Stock or ADSs generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares of Common Stock or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” or “financial services income.”

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of Common Stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Common Stock or ADSs exceeds 1 year. Long-term capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15%. Any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Passive foreign investment company considerations

The Company believes that shares of Common Stock and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were to be treated as a PFIC (unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares of Common Stock or ADSs), gain realized on the sale or other disposition of shares of Common Stock or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares of Common Stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, notwithstanding any election a U.S. Holder makes with regard to the shares of Common Stock or ADSs, dividends that a U.S. Holder receives from the Company will not constitute qualified dividend income if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that a U.S. Holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the U.S. Holder must include the gross amount of any such dividend paid by the Company out of its accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. Holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

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

The Company is exposed to market risk, including changes of foreign exchange rates, interest rates and prices of marketable securities and commodities. In order to hedge the risks of changes in foreign exchange rates, interest rates and commodity prices, the Company uses derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes. Although the use of derivative financial instruments exposes the Company to the risk of credit-related losses in the event of nonperformance by counterparties, the Company believes that such risk is minor because of the high credit rating of the counterparties.

Equity Price Risk

The Company holds available-for-sale securities included in short-term investments and investments and advances. In general, highly-liquid and low risk instruments are preferred in the portfolio. Available-for-sale securities included in investments and advances are held as longer term investments. The Company does not hold marketable securities for trading purposes.

Maturities, costs and fair values of available-for-sale securities were as follows at March 31, 2003 and 2002:

	Yen (millions)
	2003		2002
	Cost	Fair value	Cost	Fair value
Due within one year	1,196	1,196	11,846	11,849
Due after one year through five years	34,514	33,584	105,616	103,479
Equity securities	242,946	254,032	290,785	413,360

	278,656	288,812	408,247	528,688

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar revenues, at March 31, 2003 and 2002. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2003		2002
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	387,605	(1,383)	374,993	(3,746)
To buy foreign currencies	214,075	1,664	173,546	2,234
Options purchased to sell foreign currencies	50,883	127	37,940	236

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of electronic components and devices. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures, at March 31, 2003 and 2002.

	Yen (millions)
	2003		2002
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures
To sell commodity	13,341	672	16,658	427
To buy commodity	43,214	(1,940)	34,998	2,699

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable -paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates at March 31, 2003 and 2002. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts.

Long-term debt, including current portion:

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2003)							Fair value
		Total	2004	2005	2006	2007	2008	There- after
Japanese yen convertible bonds	1.3%	126,225	97,742	11,483	17,000				128,334
Straight bonds	1.0%	300,272		100,120		100,152		100,000	308,407
Straight bonds issued by a subsidiary	1.8%	52,206	5,000		17,206	20,000	10,000		54,192
Unsecured yen loans from banks and insurance companies	0.5%	322,630	115,680	86,259	80,331	31,107	8,850	403	321,975

Total		801,333	218,422	197,862	114,537	151,259	18,850	100,403	812,908

Interest rate swaps:

		Yen (millions)
		Notional amount and maturity date (as of March 31, 2003)
Average receive rate	Average pay rate	2004	2005	2006	2007	2008	There- after	Fair value
0.42%	JPY6M LIBOR + 0.21%		100,000					120
0.87%	JPY6M LIBOR + 0.40%				15,000			152

Long-term debt, including current portion:

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2002)							Fair value
		Total	2003	2004	2005	2006	2007	There- after
Japanese yen convertible bonds	1.2%	143,226	16,999	97,744	11,483	17,000			161,532
Straight bonds	1.0%	300,000			100,000		100,000	100,000	297,503
Straight bonds issued by a subsidiary	1.7%	59,315	5,432	5,000		18,883	20,000	10,000	60,330
U.S. dollar unsecured bonds	5.8%	133,340	133,340						135,219
Unsecured yen loans from banks and insurance companies	0.8%	346,016	123,309	98,081	66,846	40,784	12,474	4,522	343,420

Subtotal		981,897	279,080	200,825	178,329	76,667	132,474	114,522	998,004
Foreign exchange contracts		(8,103)	(8,103)						(8,103)

Total		973,794	270,977	200,825	178,329	76,667	132,474	114,522	989,901

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15 (e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2003. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15 (f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Not applicable

Item 16B.	Code of Ethics

Not applicable

Item 16C.	Principal Accountant Fees and Services

Not applicable

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Notes 1(i) and 9 of the notes to the consolidated financial statements, effective April 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets as a result of the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

As described in Note 2 of the notes to the consolidated financial statements, the consolidated balance sheet as of March 31, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended March 31, 2002 and 2001 have been restated.

KPMG

Osaka, Japan

April 28, 2003

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2003 and 2002

	Yen (millions)
	2003	2002 (Restated - Note 2)

Assets
Current assets:
Cash and cash equivalents (Note 10)	1,167,470	933,132
Time deposits (Note 10)	395,559	526,438
Short-term investments (Notes 6 and 18)	1,196	11,849
Trade receivables (Notes 7 and 10):
Related companies (Note 5)	18,389	16,255
Notes	67,351	70,522
Accounts	1,114,208	1,095,781
Allowance for doubtful receivables	(53,043)	(43,265)

Net trade receivables	1,146,905	1,139,293

Inventories (Notes 4 and 10)	783,262	903,377
Other current assets (Notes 12 and 18)	491,786	492,801

Total current assets	3,986,178	4,006,890

Noncurrent receivables (Note 7)	299,239	316,230

Investments and advances (Notes 6 and 18):
Associated companies (Note 5)	427,189	349,834
Other investments and advances	592,948	901,961

Total investments and advances	1,020,137	1,251,795

Property, plant and equipment (Notes 7 and 8):
Land	264,148	231,017
Buildings	1,280,448	1,359,246
Machinery and equipment	2,840,184	3,225,710
Construction in progress	64,792	67,128

	4,449,572	4,883,101
Less accumulated depreciation	3,150,677	3,389,393

Net property, plant and equipment	1,298,895	1,493,708

Other assets:
Goodwill (Notes 3 and 9)	410,627	95,838
Intangible assets (Note 9)	74,810	58,119
Other assets (Note 12)	744,807	545,877

Total other assets	1,230,244	699,834

	7,834,693	7,768,457

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2003 and 2002

	Yen (millions)
	2003	2002 (Restated - Note 2)

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings, including current portion of long-term debt (Notes 7, 10 and 18)	333,686	535,312
Commercial paper	—	18,339
Trade payables:
Related companies (Note 5)	32,104	24,299
Notes	29,615	26,446
Accounts	665,565	517,731

Total trade payables	727,284	568,476

Accrued income taxes (Note 12)	33,499	29,123
Accrued payroll	150,095	151,923
Other accrued expenses (Note 19)	683,569	674,460
Deposits and advances from customers	100,469	111,197
Employees’ deposits	125,024	136,387
Other current liabilities (Notes 12 and 18)	417,206	368,868

Total current liabilities	2,570,832	2,594,085

Noncurrent liabilities:
Long-term debt (Notes 7, 10 and 18)	588,202	708,173
Retirement and severance benefits (Note 11)	1,375,143	722,857
Other liabilities (Note 12)	11,939	23,160

Total noncurrent liabilities	1,975,284	1,454,190

Minority interests	110,177	472,322

Stockholders’ equity:
Common stock (Notes 10 and 13):
Authorized—4,950,000,000 shares Issued—2,447,923,088 shares (2,138,514,603 shares in 2002)	258,738	258,737
Capital surplus (Notes 10 and 13)	1,219,686	682,848
Legal reserve (Note 13)	80,700	82,647
Retained earnings (Note 13)	2,432,052	2,470,356
Accumulated other comprehensive income (loss) (Notes 6, 11, 14 and 17):
Cumulative translation adjustments	(161,124)	(55,121)
Unrealized holding gains (losses) of available-for-sale securities	(18,082)	50,812
Unrealized gains (losses) of derivative instruments	(1,090)	128
Minimum pension liability adjustments	(525,346)	(150,362)

Total accumulated other comprehensive income (loss)	(705,642)	(154,543)

Treasury stock, at cost (Note 13):
88,606,377 shares (54,793,408 shares in 2002)	(107,134)	(92,185)

Total stockholders’ equity	3,178,400	3,247,860

Commitments and contingent liabilities (Note 19)

	7,834,693	7,768,457

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2003, 2002 and 2001

	Yen (millions)
	2003	2002 (Restated - Note 2)	2001 (Restated - Note 2)

Revenues:
Net sales:
Related companies (Note 5)	150,920	116,354	173,110
Other	7,250,794	6,957,483	7,607,409

Total net sales	7,401,714	7,073,837	7,780,519

Interest income	22,267	34,361	45,229
Dividends received	4,506	8,219	6,884
Other income (Notes 6, 7, 16 and 17)	64,677	54,146	51,809

Total revenues	7,493,164	7,170,563	7,884,441

Costs and expenses:
Cost of sales (Notes 5 and 16)	5,323,605	5,312,039	5,572,438
Selling, general and administrative expenses (Note 16)	1,951,538	1,960,796	2,013,462
Interest expense	32,805	45,088	48,038
Other deductions (Notes 6, 8, 16 and 17)	116,300	390,419	145,006

Total costs and expenses	7,424,248	7,708,342	7,778,944

Income (loss) before income taxes	68,916	(537,779)	105,497

Provision for income taxes (Note 12):
Current	51,704	33,902	127,089
Deferred	19,572	(87,177)	(72,120)

	71,276	(53,275)	54,969

Income (loss) before minority interests and equity in earnings (losses) of associated companies	(2,360)	(484,504)	50,528

Minority interests	5,505	(56,666)	21,839

Equity in earnings (losses) of associated companies (Note 5)	(11,588)	59	12,814

Net income (loss)	(19,453)	(427,779)	41,503

	Yen
Net income (loss) per share of common stock (Note 15):
Basic	(8.70)	(206.09)	19.96
Diluted	(8.70)	(206.09)	19.56

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2003, 2002 and 2001

	Yen (millions)
	2003	2002 (Restated - Note 2)	2001 (Restated - Note 2)

Common stock (Notes 13 and 16):
Balance at beginning of year	258,737	210,994	209,708
Conversion of bonds	1	47,743	470
Stock issued under exchange offering	—	—	816

Balance at end of year	258,738	258,737	210,994

Capital surplus (Notes 13 and 16):
Balance at beginning of year	682,848	621,267	570,964
Conversion of bonds	1	47,743	470
Stock issued under exchange offering (Note 3)	537,487	—	49,291
Transfer from legal reserve and retained earnings due to merger of subsidiaries	—	11,008	1,511
Capital transactions by consolidated and associated companies	(650)	2,830	(969)

Balance at end of year	1,219,686	682,848	621,267

Legal reserve (Note 13):
Balance at beginning of year	82,647	88,499	86,553
Restatement adjustments for years prior to 2001 (Note 2)	—	—	(970)
Transfer from (to) retained earnings	(1,947)	816	2,916
Transfer to capital surplus due to merger of subsidiaries	—	(6,668)	—

Balance at end of year	80,700	82,647	88,499

Retained earnings (Note 13):
Balance at beginning of year	2,470,356	2,929,281	2,911,665
Restatement adjustments for years prior to 2001 (Note 2)	—	—	6,425
Net income (loss)	(19,453)	(427,779)	41,503
Cash dividends	(20,798)	(25,990)	(25,885)
Transfer from (to) legal reserve	1,947	(816)	(2,916)
Transfer to capital surplus due to merger of subsidiaries	—	(4,340)	(1,511)

Balance at end of year	2,432,052	2,470,356	2,929,281

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2003, 2002 and 2001

	Yen (millions)
	2003	2002 (Restated - Note 2)	2001 (Restated - Note 2)

Accumulated other comprehensive income (loss) (Note 14):
Balance at beginning of year	(154,543)	(79,089)	(94,021)
Restatement adjustments for years prior to 2001 (Note 2)	—	—	(12,230)
Other comprehensive income (loss), net of tax	(551,099)	(75,454)	27,162

Balance at end of year	(705,642)	(154,543)	(79,089)

Treasury stock (Note 13):
Balance at beginning of year	(92,185)	(739)	(540)
Repurchase of common stock	(115,770)	(91,969)	(307)
Exercise of stock options	—	—	83
Stock exchanged under exchange offering (Note 3)	100,821	—	—
Sale of treasury stock	—	523	25

Balance at end of year	(107,134)	(92,185)	(739)

Disclosure of comprehensive income (loss) (Note 14):
Net income (loss)	(19,453)	(427,779)	41,503
Other comprehensive income (loss), net of tax:
Translation adjustments	(106,003)	102,832	148,988
Unrealized holding gains (losses) of available-for-sale securities	(68,894)	(28,052)	(121,826)
Unrealized gains (losses) of derivative instruments	(1,218)	128	—
Minimum pension liability adjustments	(374,984)	(150,362)	—

Total comprehensive income (loss)	(570,552)	(503,233)	68,665

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2003, 2002 and 2001

	Yen (millions)
	2003	2002 (Restated - Note 2)	2001 (Restated - Note 2)

Cash flows from operating activities (Note 16):
Net income (loss)	(19,453)	(427,779)	41,503
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	302,141	362,052	382,547
Net gain on sale of investments	(93)	(6,160)	(11,294)
Provision for doubtful receivables	17,621	4,428	17,165
Deferred income taxes	19,572	(87,177)	(72,120)
Write-down of investment securities	52,611	92,297	5,455
Impairment loss on long-lived assets (Note 8)	2,375	24,420	—
Minority interests	5,505	(56,666)	21,839
(Increase) decrease in trade receivables	(72,604)	200,966	(73,867)
(Increase) decrease in inventories	82,573	270,360	(74,123)
(Increase) decrease in other current assets	27,996	(35,579)	34,231
Increase (decrease) in trade payables	162,378	(130,275)	(1,770)
Increase (decrease) in accrued income taxes	4,960	(31,505)	(29,122)
Increase (decrease) in accrued expenses and other current liabilities	79,252	9,199	96,710
Increase (decrease) in retirement and severance benefits	16,622	(86,144)	25,732
Other	16,861	10,509	3,894

Net cash provided by operating activities	698,317	112,946	366,780

Cash flows from investing activities (Note 16):
Proceeds from sale of short-term investments	10,523	36,976	156,944
Purchase of short-term investments	—	(27,509)	(105,128)
Proceeds from disposition of investments and advances	121,001	172,763	111,326
Increase in investments and advances	(80,774)	(123,330)	(59,503)
Capital expenditures	(246,603)	(342,107)	(491,730)
Proceeds from disposals of property, plant and equipment	58,270	142,924	35,941
(Increase) decrease in finance receivables	29,158	60,731	9,754
(Increase) decrease in time deposits	96,371	29,742	(168,726)
Other	877	(24,662)	(64,902)

Net cash used in investing activities	(11,177)	(74,472)	(576,024)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2003, 2002 and 2001

	Yen (millions)
	2003	2002 (Restated - Note 2)	2001 (Restated - Note 2)

Cash flows from financing activities (Note 16):
Decrease in short-term borrowings	(106,630)	(83,703)	(45,934)
Increase (decrease) in deposits and advances from customers and employees	(20,589)	(22,739)	4,447
Proceeds from long-term debt	122,288	447,458	387,559
Repayments of long-term debt	(293,088)	(218,159)	(417,415)
Dividends paid	(20,798)	(25,990)	(25,885)
Dividends paid to minority interests	(8,267)	(10,112)	(8,282)
Repurchase of common stock (Note 13)	(115,770)	(91,969)	(307)
Decrease of treasury stock (Note 13)	—	523	108
Other	—	5,107	(2,214)

Net cash provided by (used in) financing activities	(442,854)	416	(107,923)

Effect of exchange rate changes on cash and cash equivalents	(9,948)	16,541	42,153

Net increase (decrease) in cash and cash equivalents	234,338	55,431	(275,014)
Cash and cash equivalents at beginning of year	933,132	877,701	1,152,715

Cash and cash equivalents at end of year	1,167,470	933,132	877,701

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(1)    Summary of Significant Accounting Policies

(a)    Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company’s products are marketed under “Panasonic” and several other trade names, including “National,” “Technics,” “Quasar,” “Victor” and “JVC.”

Sales in fiscal 2003 were categorized as follows: AVC Networks—59%, Home Appliances—16%, Industrial Equipment—4%, and Components and Devices—21%. A sales breakdown in fiscal 2003 by geographical market was as follows: Japan—47%, North and South America—19%, Europe—13%, and Asia and Others—21%.

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

(c)    Principles of Consolidation (See Note 5)

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

Investments in associated companies, including the companies in which the Company’s ownership is 20% to 50% and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The difference between the acquisition cost and the Company’s equity in net assets of associated companies at acquisition was being amortized on a straight-line basis over periods ranging from ten to forty years prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Subsequent to the adoption of SFAS No. 142, the unamortized balance of such equity method goodwill is not amortized and is instead tested for impairment.

(d)    Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

(e)    Leases (See Note 7)

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in “Trade receivables—Accounts” and “Noncurrent receivables” in the accompanying consolidated balance sheets.

(f)    Inventories (See Note 4)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g)    Foreign Currency Translation (See Note 14)

Foreign currency financial statements are translated in accordance with SFAS No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

(h)    Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings .............................................................................................................	5 to 50 years
Machinery and equipment .................................................................................	2 to 10 years

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)    Goodwill and Other Intangible assets (See Note 9)

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142 for the fiscal year beginning April 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” SFAS No. 142 required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. The results of this assessment did not require the Company to recognize an impairment loss. Prior to the adoption of SFAS No. 142, goodwill was being amortized on a straight-line basis over periods ranging from ten to forty years.

(j)    Investments in Available-for-Sale Securities (See Notes 6 and 14)

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

Individual securities classified as available-for-sale are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and reflected in earnings.

(k)    Income Taxes (See Note 12)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

(l)    Advertising (See Note 16)

Advertising costs are expensed as incurred.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)    Net Income (Loss) per Share (See Notes 10, 13 and 15)

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

(o)    Derivative Financial Instruments (See Notes 17 and 18)

Derivative financial instruments utilized by the Company and its subsidiaries are comprised principally of foreign exchange contracts, interest rate swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

Prior to the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB statement No. 133,” on April 1, 2001, gains and losses on derivatives used to hedge existing assets or liabilities were recognized in earnings currently, as were the offsetting foreign exchange gains and losses on the items hedged. Gains and losses related to qualifying hedges of firm commitments were deferred and recognized in earnings when the transaction occurred. Derivative financial instruments that did not meet the criteria for hedge accounting were marked to market.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company adopted SFAS No. 133, as amended, for the fiscal year beginning April 1, 2001. The cumulative effect upon adoption was not significant. After the adoption of SFAS No. 133, as amended, the Company recognizes derivatives in the consolidated balance sheets at their fair value in “Other current assets,” “Other assets,” “Other current liabilities” or “Other liabilities.” On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

(p)    Impairment of Long-Lived Assets (See Note 8)

The Company adopted SFAS No. 144 for the fiscal year beginning April 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s consolidated financial statements. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

(q)    Stock-Based Compensation (See Note 13)

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans described in Note 13.

As the option price at the date of grant exceeded the fair market value of common stock, no compensation costs have been recognized in connection with the plans. If the accounting provision of SFAS No. 123, “Accounting for Stock-Based Compensation,” had been adopted, the impact on the Company’s net income (loss) for the three years ended March 31, 2003 would not be material.

(r)    Product Warranties (See Note 19)

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair costs.

(s)    Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(t)    Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2003.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)    New Accounting Pronouncements

In June 2002, Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial statements.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company’s consolidated financial statements.

In November 2002, FASB reached consensuses on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting by a vender for arrangements under which it will perform revenue-generating activities and requires revenue be recognized separately for separate units of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently in the process of assessing the impact of the adoption of EITF 00-21.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applicable no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation did not have a material effect on the Company’s consolidated financial statements in fiscal 2003 and is not expected to have a material effect in fiscal 2004.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)    Restatement of Consolidated Financial Statements

During the year ended March 31, 2003, the Company began consolidating certain previously unconsolidated subsidiaries, primarily overseas subsidiaries of Victor Company of Japan, Ltd., a consolidated subsidiary of the Company, due to the increased materiality of these subsidiaries. The decision to consolidate these subsidiaries was also consistent with the Company’s new domain-based global consolidated management policy implemented through the groupwide business and organizational restructuring in January 2003. As a result of the consolidation of these subsidiaries in the current year, the consolidated financial statements of all prior periods presented have been restated.

As a result of the restatement, net loss for the year ended March 31, 2002 decreased by 3,228 million yen and net income for the year ended March 31, 2001 increased by 3 million yen. Net loss per share for the year ended March 31, 2002 decreased by 1.56 yen. Net income per share for the year ended March 31, 2001 did not change. Stockholders’ equity as of April 1, 2000 decreased by 6,775 million yen. The effect of the restatement on the consolidated balance sheet as of March 31, 2002 is as follows:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)			Yen (millions)
	2002			2002
	Previously reported	Restated		Previously reported	Restated
Assets			Liabilities and Stockholders’ Equity
Current assets:			Current liabilities:
Cash and cash equivalents	899,769	933,132	Short-term borrowings, including current portion of long-term debt	489,725	535,312
Time deposits	521,333	526,438	Commercial paper	18,339	18,339
Short-term investments	11,849	11,849	Trade payables:
Trade receivables:			Related companies	18,064	24,299
Related companies	14,276	16,255	Notes	26,446	26,446
Notes	70,522	70,522	Accounts	501,935	517,731

Accounts	1,042,437	1,095,781	Total trade payables	546,445	568,476

Allowance for doubtful receivables	(40,298)	(43,265)	Accrued income taxes	25,184	29,123

Net trade receivables	1,086,937	1,139,293	Accrued payroll	147,897	151,923

Inventories	834,608	903,377	Other accrued expenses	647,237	674,460
Other current assets	487,535	492,801	Deposits and advances from customers	109,263	111,197

Total current assets	3,842,031	4,006,890	Employees’ deposits	136,387	136,387

Noncurrent receivables	316,230	316,230	Other current liabilities	365,599	368,868

Investments and advances:			Total current liabilities	2,486,076	2,594,085

Associated companies	348,463	349,834	Noncurrent liabilities:
Other investments and advances	982,938	901,961	Long-term debt	691,892	708,173

Total investments and advances	1,331,401	1,251,795	Retirement and severance benefits	718,501	722,857

Property, plant and equipment:			Other liabilities	21,375	23,160

Land	221,823	231,017	Total noncurrent liabilities	1,431,768	1,454,190

Buildings	1,314,122	1,359,246	Minority interests	466,231	472,322
Machinery and equipment	3,148,408	3,225,710	Stockholders’ equity:
Construction in progress	66,578	67,128	Common stock	258,737	258,737

	4,750,931	4,883,101	Capital surplus	682,848	682,848
Less accumulated depreciation	3,310,660	3,389,393	Legal reserve	82,354	82,647

Net property, plant and equipment	1,440,271	1,493,708	Retained earnings	2,461,963	2,470,356

Other assets:			Accumulated other comprehensive income (loss):
Goodwill	95,802	95,838	Cumulative translation adjustments	(51,287)	(55,121)
Intangible assets	56,341	58,119	Unrealized holding gains of available-for-sale securities	50,888	50,812
Other assets	545,083	545,877	Unrealized gains of derivative Instruments	128	128

Total other assets	697,226	699,834	Minimum pension liability adjustments	(150,362)	(150,362)

			Total accumulated other comprehensive income (loss)	(150,633)	(154,543)

			Treasury stock, at cost	(92,185)	(92,185)

			Total stockholders’ equity	3,243,084	3,247,860

	7,627,159	7,768,457		7,627,159	7,768,457

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effect of the restatement on the consolidated statements of operations for the years ended March 31, 2002 and 2001 is as follows:

	Yen (millions)			Yen (millions)
	2002			2001
	Previously reported	Restated		Previously reported	Restated
Revenues:			Revenues:
Net sales:			Net sales:
Related companies	115,603	116,354	Related companies	171,756	173,110
Other	6,761,085	6,957,483	Other	7,509,805	7,607,409

Total net sales	6,876,688	7,073,837	Total net sales	7,681,561	7,780,519

Interest income	33,556	34,361	Interest income	43,712	45,229
Dividends received	9,162	8,219	Dividends received	12,237	6,884
Other income	53,774	54,146	Other income	54,082	51,809

Total revenues	6,973,180	7,170,563	Total revenues	7,791,592	7,884,441

Costs and expenses:			Costs and expenses:
Cost of sales	5,134,077	5,312,039	Cost of sales	5,481,314	5,572,438
Selling, general and administrative expenses	1,954,418	1,960,796	Selling, general and administrative expenses	2,011,843	2,013,462
Interest expense	41,213	45,088	Interest expense	43,538	48,038
Other deductions	391,481	390,419	Other deductions	154,162	145,006

Total costs and expenses	7,521,189	7,708,342	Total costs and expenses	7,690,857	7,778,944

Loss before income taxes	(548,009)	(537,779)	Income before income taxes	100,735	105,497

Provision for income taxes:			Provision for income taxes:
Current	30,035	33,902	Current	117,855	127,089
Deferred	(87,246)	(87,177)	Deferred	(67,994)	(72,120)

	(57,211)	(53,275)		49,861	54,969

Loss before minority interests and equity in earnings of associated companies	(490,798)	(484,504)	Income before minority interests and equity in earnings of associated companies	50,874	50,528

Minority interests	(59,732)	(56,666)	Minority interests	22,125	21,839
Equity in earnings of associated companies	59	59	Equity in earnings of associated companies	12,751	12,814

Net loss	(431,007)	(427,779)	Net income	41,500	41,503

	Yen			Yen
Net loss per share of common stock:			Net income per share of common stock:
Basic	(207.65)	(206.09)	Basic	19.96	19.96
Diluted	(207.65)	(206.09)	Diluted	19.56	19.56

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effect of the restatement on the consolidated statements of cash flows for the years ended March 31, 2002 and 2001 is as follows:

	Yen (millions)
	2002
	Previously reported	Restated
Net cash provided by operating activities	76,864	112,946
Net cash used in investing activities	(69,766)	(74,472)
Net cash provided by financing activities	29,461	416

	Yen (millions)
	2001
	Previously reported	Restated
Net cash provided by operating activities	392,452	366,780
Net cash used in investing activities	(582,588)	(576,024)
Net cash used in financing activities	(112,726)	(107,923)

(3)    Acquisition

On October 1, 2002, Matsushita Electric Industrial Co., Ltd. (MEI) transformed Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MSC), Matsushita Kotobuki Electric Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems, Inc. (MGCS) into wholly owned subsidiaries, through share exchange transactions. As a result of these transactions, the Company expects to facilitate optimum groupwide allocation of management resources, as well as enhance management speed. Prior to these transactions, MEI owned 56.3%, 51.5%, 57.6%, 57.6% and 67.8% of common stock of MCI, KME, MSC, MKEI and MGCS, respectively. The share exchange ratios were one share of MCI, KME, MSC, MKEI and MGCS for 2.884, 0.576, 0.332, 0.833 and 0.538 shares of MEI, respectively. MEI provided 309,407,251 shares of newly issued common stock and 59,984,408 shares of its treasury stock to the minority shareholders.

These transactions were accounted for using the purchase method of accounting. The fair value of the acquired minority interests was determined based on the weighted average quoted market price of 1,728 yen per share of MEI for a few days before and after January 10, 2002 when the terms of the share exchanges were agreed to and announced.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effects of the transactions to the consolidated balance sheet at October 1, 2002 are as follows:

Yen (millions)
Acquisition costs:
Fair value of shares provided to minority interests	638,308
Direct costs	424

Total acquisition costs	638,732

Book value of acquired minority interests	336,763

Excess costs over the book value of minority interests	301,969

Excess of costs allocated to:
Current assets	1,216
Property, plant and equipment	38,343
Other assets:
Goodwill	314,436
Intangible assets	610
Other assets	8,386
Noncurrent liabilities	(61,022)

301,969

The amount of goodwill by reportable segment recognized through the above transactions is as follows:

Yen (millions)
AVC Networks	305,780
Home Appliances	7,562
Industrial Equipment	1,094

314,436

The total amount of goodwill is not deductible for tax purposes.

Prior to these transactions, those five subsidiaries were consolidated subsidiaries, and the Company’s consolidated statements of operations included the operating results of those subsidiaries for the full year. After the date of the transactions, minority interests relating to these subsidiaries were no longer recognized in the Company’s consolidated financial statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following unaudited pro forma information shows the results of the Company’s consolidated operations for the years ended March 31, 2003 and 2002 as though the transactions had been completed at the beginning of each fiscal year presented.

	Unaudited
	Yen (millions)
	2003	2002
Net loss	(18,995)	(465,479)

	Yen
	2003	2002
Net loss per share:
Basic	(7.85)	(190.38)
Diluted	(7.85)	(190.38)

(4)    Inventories

Inventories at March 31, 2003 and 2002 are summarized as follows:

	Yen (millions)
	2003	2002
Finished goods	426,834	470,716
Work in process	129,180	161,951
Raw materials	227,248	270,710

	783,262	903,377

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)    Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies at March 31, 2003 and 2002 and for the three years ended March 31, 2003 is shown below. The most significant of these associated companies is Matsushita Electric Works, Ltd. (MEW). At March 31, 2003, the Company has a 31.8% equity ownership in MEW.

	Yen (millions)
	2003	2002
Current assets	887,752	896,409
Other assets	1,489,617	1,376,803

	2,377,369	2,273,212
Current liabilities	907,947	684,372
Other liabilities	628,438	657,786

Net assets	840,984	931,054

Company’s equity in net assets	312,682	290,753

	Yen (millions)
	2003	2002	2001
Net sales	1,969,387	1,629,396	1,867,086
Gross profit	479,985	436,936	502,987
Net income	(57,088)	4,495	8,720

Purchases and dividends received from associated companies for the three years ended March 31, 2003 are as follows:

	Yen (millions)
	2003	2002	2001
Purchases from	234,608	212,577	229,018
Dividends received	7,927	5,693	5,089

Retained earnings include undistributed earnings of associated companies in the amount of 91,355 million yen and 86,031 million yen, as of March 31, 2003 and 2002, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Investments in associated companies include equity securities which have quoted market values at March 31, 2003 and 2002 compared with related carrying amounts as follows:

	Yen (millions)
	2003	2002
Carrying amount	255,352	274,389
Market value	165,918	275,174

(6)    Investments in Available-for-Sale Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2003 and 2002 are as follows:

	Yen (millions)
	2003
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Convertible and straight bonds	4	4	—	—
Other debt securities	1,192	1,192	—	—

	1,196	1,196	—	—

Noncurrent:
Equity securities	242,946	254,032	37,913	26,827
Japanese and foreign government bonds	21,138	20,372	1	767
Convertible and straight bonds	2,525	2,542	35	18
Investment trusts	605	557	—	48
Other debt securities	10,246	10,113	1	134

	277,460	287,616	37,950	27,794

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2002
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Japanese and foreign government bonds	3,804	3,807	4	1
Convertible and straight bonds	709	709	—	—
Other debt securities	7,333	7,333	—	—

	11,846	11,849	4	1

Noncurrent:
Equity securities	290,785	413,360	125,778	3,203
Japanese and foreign government bonds	46,648	43,969	—	2,679
Convertible and straight bonds	3,537	3,576	47	8
Investment trusts	13,662	13,609	15	68
Other debt securities	41,769	42,325	556	—

	396,401	516,839	126,396	5,958

Maturities of investments in available-for-sale securities at March 31, 2003 and 2002 are as follows:

	Yen (millions)
	2003		2002
	Cost	Fair value	Cost	Fair value
Due within one year	1,196	1,196	11,846	11,849
Due after one year through five years	34,514	33,584	105,616	103,479
Equity securities	242,946	254,032	290,785	413,360

	278,656	288,812	408,247	528,688

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Proceeds from sale of available-for-sale securities for the years ended March 31, 2003, 2002 and 2001 were 94,864 million yen, 174,396 million yen and 227,793 million yen, respectively. The gross realized gains for the years ended March 31, 2003, 2002 and 2001 were 4,839 million yen, 10,582 million yen and 14,226 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2003, 2002 and 2001 were 4,746 million yen, 4,422 million yen and 2,932 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2003 and 2002, the Company incurred a write-down of 52,611 million yen and 92,297 million yen, respectively, on investment securities, reflecting the aggravated condition of the Japanese stock market. The write-down is included in other deductions of costs and expenses in the consolidated statements of operations.

(7)    Leases

The Company and its subsidiaries have capital and operating leases for certain machinery and equipment. At March 31, 2003 and 2002, the gross amount of machinery and equipment was 15,753 million yen and 19,362 million yen, and the related accumulated depreciation recorded under capital leases was 8,239 million yen and 10,971 million yen, respectively.

During the years ended March 31, 2003 and 2002, the Company and its subsidiary sold and leased back certain machinery and equipment for 21,083 million yen and 108,024 million yen, respectively. The lease base term is 4 to 5 years. The resulting leases are being accounted for as operating leases. The resulting gains of these transactions, included in other income, were not significant. The Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 25,323 million yen and 6,811 million yen for the years ended March 31, 2003 and 2002, respectively. Rental expense for operating leases for the year ended March 31, 2001 was not significant.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2003 are as follows:

	Yen (millions)
	Capital leases	Operating leases
Year ending March 31
2004	3,706	25,588
2005	2,665	25,080
2006	1,685	28,798
2007	515	25,901
2008	174	1,985
Thereafter	324	57

Total minimum lease payments	9,069	107,409

Less amount representing interest	596

Present value of net minimum lease payments	8,473
Less current portion	3,182

Long-term capital lease obligations	5,291

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases. Investments in non-cancelable financing leases at March 31, 2003 and 2002 are as follows:

	Yen (millions)
	2003	2002
Total minimum lease payments to be received	421,913	433,516
Less amounts representing estimated executory cost	17,908	16,436
Less unearned income	37,106	28,692

	366,899	388,388
Less allowance for doubtful receivables	4,536	4,112

Net investment in financing leases	362,363	384,276
Less current portion	124,795	137,118

Long-term investment in financing leases	237,568	247,158

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of the investments in non-cancelable financing leases after March 31, 2003 are as follows:

Yen (millions)
Year ending March 31
2004	137,928
2005	118,181
2006	83,337
2007	50,573
2008	22,792
Thereafter	9,102

Total minimum lease payments to be received	421,913

(8)    Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. As discussed in Note 1 (p), the Company accounts for impairment of long-lived assets in accordance with SFAS No. 144 and SFAS No. 121 (prior to the adoption of SFAS No. 144).

Due to the sale of certain assets and liabilities that consisted of a portion of the entertainment media disc manufacturing business at Panasonic Disc Services Corporation, the Company estimated that the carrying value of the remaining assets is impaired in accordance with SFAS No. 144. As a result, the Company recognized an impairment loss of 2,375 million yen during fiscal 2003 related to write-down of the carrying value of machinery and equipment to manufacture entertainment media discs to their estimated fair values.

The Company recognized an impairment loss of 24,420 million yen during fiscal 2002 related to the write-down of machinery and equipment to manufacture display devices and other components. As the prices of these products significantly decreased due to highly competitive market conditions, the Company projected that the future business of those products would result in operating losses.

Impairment losses recorded in fiscal 2003 and 2002 are included in other deductions of costs and expenses in the consolidated statements of operations.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)    Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the year ended March 31, 2003 are as follows:

	Yen (millions)
	AVC Networks	Home Appliances	Industrial Equipment	Components and Devices	Total
Balance at March 31, 2002	4,099	20,906	—	70,833	95,838
Goodwill acquired during the year	307,731	8,828	1,094	1,313	318,966
Goodwill transferred to investments in associated companies	—	—	—	(4,177)	(4,177)

Balance at March 31, 2003	311,830	29,734	1,094	67,969	410,627

The following table reconciles previously reported net income (loss) and basic and diluted net income (loss) per share as provisions of SFAS No. 142 were in effect for the years ended March 31, 2002 and 2001.

	Yen (millions)
	2002	2001
Reported net income (loss)	(427,779)	41,503
Add back: goodwill amortization	7,190	7,399

Adjusted net income (loss)	(420,589)	48,902

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen
	2002	2001
Basic net income (loss) per share:
Reported net income (loss) per share	(206.09)	19.96
Add back: goodwill amortization	3.46	3.56

Adjusted basic net income (loss) per share	(202.63)	23.52

Diluted net income (loss) per share:
Reported diluted net income (loss) per share	(206.09)	19.56
Add back: goodwill amortization	3.46	3.36

Adjusted diluted net income (loss) per share	(202.63)	22.92

Acquired intangible assets, excluding goodwill, at March 31, 2003 and 2002 are as follows:

	Yen (millions)				Average amortization period
	2003		2002
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizing intangible assets:
Patents	31,827	22,757	41,661	29,984	8 years
Software	97,243	40,233	54,755	25,632	3 years
Other	9,822	6,402	11,175	6,338	15 years

	138,892	69,392	107,591	61,954

	Yen (millions)
	2003	2002
Non-amortizing intangible assets:
Leasehold	1,407	9,620
Other	3,903	2,862

	5,310	12,482

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Aggregate amortization expense for amortizing intangible assets for the year ended March 31, 2003 was 17,499 million yen. Estimated amortization expense for the next five years is: 19,506 million yen in fiscal 2004, 15,305 million yen in fiscal 2005, 10,646 million yen in fiscal 2006, 2,909 million yen in fiscal 2007 and 1,599 million yen in fiscal 2008.

(10)    Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2003 and 2002 is set forth below:

	Yen (millions)
	2003	2002
Convertible bonds, due 2004, interest 1.4%	97,742	97,744
Convertible bonds issued by subsidiaries, due 2002 and 2005, interest 0.35% -1.5%	28,483	45,482
U.S. dollar unsecured bonds, due 2002, effective interest 5.8%	—	125,237
Straight bonds, due 2005, interest 0.42%	100,120	100,000
Straight bonds, due 2007, interest 0.87%	100,152	100,000
Straight bonds, due 2011, interest 1.64%	100,000	100,000
Straight bonds issued by a subsidiary, due 2003 - 2007, interest 1.50% - 2.15%	52,206	59,315
Unsecured yen loans from banks and insurance companies, principally by financial subsidiaries, due 2002-2007, effective interest 0.5% in 2003 and 0.8% in 2002	322,630	346,016
Capital lease obligations	8,473	8,651

	809,806	982,445
Less current portion	221,604	274,272

	588,202	708,173

The aggregate annual maturities of long-term debt after March 31, 2003 are as follows:

Yen (millions)
Year ending March 31
2004	221,604
2005	200,491
2006	116,199
2007	151,767
2008	19,022

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

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2003 and 2002, short-term loans subject to such general agreements amounted to 27,062 million yen and 108,386 million yen, respectively. The balance of short-term loans represents borrowings under commercial paper, acceptances and short-term loans of foreign subsidiaries. The weighted average interest rate on short-term borrowings outstanding at March 31, 2003 and 2002 was 4.8% and 4.2%, respectively.

Acceptances payable by foreign subsidiaries, in the amount of 54 million yen and 108 million yen at March 31, 2003 and 2002, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

The 1.4% convertible bonds maturing in 2004 were redeemable from 2001 at the option of the Company at prices ranging from 102% of principal to 100% of principal, and are currently convertible into approximately 60,336,000 shares of common stock at 1,620 yen per share.

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

(11)    Retirement and Severance Benefits

The Company and certain subsidiaries have contributory, funded benefit pension plans covering substantially all employees who meet eligibility requirements. Benefits under the plans are primarily based on the combination of years of service and compensation.

Effective April 1, 2002, the Company and certain of its subsidiaries amended their benefit pension plans by introducing a “point-based benefits system,” under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and years of service.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contributory, funded benefit pension plans include those under Employees Pension Funds (EPF) as is stipulated by the Welfare Pension Insurance Law (the “Law”). The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance that the Company and certain of its subsidiaries operate on behalf of the Government and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion.

In fiscal 2003, following the enactment of changes to the Law, the Company and certain of its subsidiaries obtained approval from Japan’s Ministry of Health, Labour and Welfare for exemption from the future benefit obligation with respect to the substitutional portion. The Company will recognize the relevant gain or loss in accordance with EITF 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” when the past benefit obligation is transferred to the Government, which the Company currently expects to occur during the year ending March 31, 2004.

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

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2003 consisted of the following components:

	Yen (millions)
	2003	2002	2001
Service cost—benefits earned during the year	73,536	86,465	89,842
Interest cost on projected benefit obligation	78,909	84,846	84,665
Expected return on plan assets	(46,496)	(51,458)	(57,414)
Amortization of net transition obligation	3,298	9,974	9,974
Amortization of prior service benefit	(6,442)	(3,965)	—
Recognized actuarial loss	45,347	17,215	11,054

Net periodic benefit cost	148,152	143,077	138,121

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2003 and 2002, and actuarial assumptions used as of March 31, 2003, 2002 and 2001 are as follows:

	Yen (millions)
	2003	2002
Change in benefit obligations:
Benefit obligations at beginning of year	2,481,297	2,239,364
Service cost	73,536	86,465
Interest cost	78,909	84,846
Plan participants’ contributions	3,442	13,676
Prior service benefit	(6,570)	(36,802)
Actuarial loss	213,564	290,672
Benefits paid	(53,261)	(199,138)
Foreign currency exchange impact	(3,229)	2,214

Benefit obligations at end of year	2,787,688	2,481,297

Change in plan assets:
Fair value of plan assets at beginning of year	1,310,040	1,341,212
Actual return on plan assets	(163,296)	(75,284)
Employer contributions	137,273	73,238
Plan participants’ contributions	3,442	13,676
Benefits paid	(28,089)	(44,535)
Foreign currency exchange impact	(2,448)	1,733

Fair value of plan assets at end of year	1,256,922	1,310,040

Funded status	(1,530,766)	(1,171,257)

Unrecognized net transition obligation	—	3,298
Unrecognized prior service benefit	(97,136)	(97,008)
Unrecognized actuarial loss	1,103,917	786,287

Net amount recognized	(523,985)	(478,680)

Amounts recognized in the consolidated balance sheets consist of:
Retirement and severance benefits	(1,375,143)	(722,857)
Accumulated other comprehensive income (loss), gross of tax	851,158	244,177

Net amount recognized	(523,985)	(478,680)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2003	2002	2001
Weighted average actuarial assumptions:
Discount rate	2.7%	3.2%	4.0%
Expected return on plan assets	3.5%	4.0%	4.0%
Rate of compensation increase	2.0%	2.6%	2.6%

During the year ended March 31, 2003, the balance of “Retirement and severance benefits” increased, as a result of the recognition of an additional minimum pension liability, due to the decrease of discount rate, negative return on plan assets, and the aforementioned plan amendments. The plan amendments increased accumulated benefit obligations mainly as a result of the introduction of the point-based benefits system thereby ensuring future benefits of a similar level under the old plans to current employees.

(12)    Income Taxes

Income (loss) before income taxes and income taxes for the three years ended March 31, 2003 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2003
Income (loss) before income taxes	(46,634)	115,550	68,916
Income taxes:
Current	27,224	24,480	51,704
Deferred	18,162	1,410	19,572

Total income taxes	45,386	25,890	71,276

For the year ended March 31, 2002
Loss before income taxes	(537,387)	(392)	(537,779)
Income taxes:
Current	12,450	21,452	33,902
Deferred	(77,619)	(9,558)	(87,177)

Total income taxes	(65,169)	11,894	(53,275)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2001
Income before income taxes	39,164	66,333	105,497
Income taxes:
Current	97,813	29,276	127,089
Deferred	(68,800)	(3,320)	(72,120)

Total income taxes	29,013	25,956	54,969

For the year ended March 31, 2003, domestic income taxes—deferred include the impact of 22,317 million yen attributable to adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax law on introduction of a new pro-forma standard taxation system.

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 9.9% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 41.9% for the year ended March 31, 2003, (41.9)% for the year ended March 31, 2002 and 41.9% for the year ended March 31, 2001.

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2003	2002	2001
Combined statutory tax rate	41.9%	(41.9)%	41.9%
Tax credit for increased research expenses	(2.3)	(0.2)	(2.7)
Lower tax rates of overseas subsidiaries	(18.7)	(0.8)	(8.1)
Expenses not deductible for tax purposes	4.9	1.8	10.8
Change in valuation allowance allocated to income tax expenses	46.5	25.8	8.0
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	32.4	—	—
Other	(1.3)	5.4	2.2

Effective tax rate	103.4%	(9.9)%	52.1%

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The significant components of deferred income tax expenses for the three years ended March 31, 2003 are as follows:

	Yen (millions)
	2003	2002	2001
Deferred tax expense (exclusive of the effects of other components listed below)	27,608	(31,402)	(62,054)
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and regulations	22,317	—	—
Benefits of net operating loss carryforwards	(30,353)	(55,775)	(10,066)

	19,572	(87,177)	(72,120)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2002 are presented below:

	Yen (millions)
	2003	2002
Deferred tax assets:
Inventory valuation	81,552	82,706
Expenses accrued for financial statement purposes but not currently included in taxable income	201,835	176,020
Property, plant and equipment	160,076	146,261
Retirement and severance benefits	410,816	217,991
Tax loss carryforwards	254,189	273,310
Other	139,861	142,885

Total gross deferred tax assets	1,248,329	1,039,173

Less valuation allowance	241,209	225,950

Net deferred tax assets	1,007,120	813,223
Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(3,175)	(48,709)
Other	(35,888)	(36,596)

Total gross deferred tax liabilities	(39,063)	(85,305)

Net deferred tax assets	968,057	727,918

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003.

The net change in total valuation allowance for the years ended March 31, 2003 and 2002 was an increase of 15,259 million yen and 142,438 million yen, respectively.

At March 31, 2003, the Company and certain of its subsidiaries had, for income tax purposes, net operating loss carryforwards of approximately 645,268 million yen, substantial majority of which expire by fiscal 2007.

Net deferred tax assets and liabilities at March 31, 2003 and 2002 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2003	2002
Other current assets	293,653	269,947
Other assets	688,384	485,080
Other current liabilities	(4,518)	(4,831)
Other liabilities	(9,462)	(22,278)

Net deferred tax assets	968,057	727,918

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)    Stockholders’ Equity

In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The Company issued 1,234 shares, 58,941,866 shares and 580,241 shares in connection with the conversion of bonds for the years ended March 31, 2003, 2002 and 2001, respectively.

On October 1, 2002, the Company issued 309,407,251 shares for the share exchange transactions described in Note 3. On April 1, 2000, the Company issued 16,321,187 shares under an exchange offering in connection with the integration of two subsidiaries.

The Company may repurchase its common stock from the market pursuant to a revision in the Japanese Commercial Code. For the year ended March 31, 2003, 93,797,377 shares were repurchased for the aggregate cost of approximately 115,770 million yen, primarily with the intention to hold as treasury stock to improve capital efficiency. For the year ended March 31, 2002, 54,000,000 shares were repurchased for the aggregate cost of approximately 90,598 million yen, primarily with the intention to hold as treasury stock to improve capital efficiency, and to use for the share exchange transactions described in Note 3.

As discussed in Note 3, MEI transformed MCI, KME, MSC, MKEI and MGCS into wholly owned subsidiaries through share exchange transactions on October 1, 2002. MEI provided 309,407,251 shares of newly issued common stock and 59,984,408 shares of its treasury stock to the minority shareholders.

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

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2003 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the semi-annual dividend of 6.25 yen per share, totaling approximately 14,745 million yen, planned to be proposed in June 2003 in respect of the year ended March 31, 2003 or for the related appropriation.

In accordance with the Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of approximately 107,134 million yen at March 31, 2003 were restricted as to the payment of cash dividends.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s directors and certain senior executives may be granted options to purchase the Company’s common stock. All stock options have a four-year term and become fully exercisable two years from the date of grant. Information with respect to stock options is as follows:

	Number of shares	Weighted average exercise price (Yen)
Balance at March 31, 2000	229,000	2,385
Granted	109,000	2,815
Exercised	(33,000)	2,291
Forfeited	(10,000)	2,291

Balance at March 31, 2001	295,000	2,557
Granted	128,000	2,163
Forfeited	(28,000)	2,490

Balance at March 31, 2002	395,000	2,434
Granted	116,000	1,734
Forfeited	(40,000)	2,398

Balance at March 31, 2003, weighted average remaining life – 3.61 years	471,000	2,265

Treasury stock reserved for options at March 31, 2003 and 2002 was 355,000 shares and 395,000 shares, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)    Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2003 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2003
Translation adjustments	(106,003)	—	(106,003)
Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(166,295)	63,963	(102,332)
Less: Reclassification adjustment for losses included in net loss	52,518	(19,080)	33,438

Net unrealized gains (losses)	(113,777)	44,883	(68,894)

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(7,315)	3,077	(4,238)
Less: Reclassification adjustment for losses included in net loss	5,198	(2,178)	3,020

Net unrealized gains (losses)	(2,117)	899	(1,218)

Minimum pension liability adjustments	(605,507)	230,523	(374,984)

Other comprehensive income (loss)	(827,404)	276,305	(551,099)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2002
Translation adjustments	102,832	—	102,832
Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(133,095)	53,314	(79,781)
Less: Reclassification adjustment for losses included in net loss	85,337	(33,608)	51,729

Net unrealized gains (losses)	(47,758)	19,706	(28,052)

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(28,241)	11,821	(16,420)
Less: Reclassification adjustment for losses included in net loss	28,482	(11,934)	16,548

Net unrealized gains (losses)	241	(113)	128

Minimum pension liability adjustments	(199,175)	48,813	(150,362)

Other comprehensive income (loss)	(143,860)	68,406	(75,454)

For the year ended March 31, 2001
Translation adjustments	148,988	—	148,988
Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(194,989)	79,725	(115,264)
Less: Reclassification adjustment for gains included in net income	(11,294)	4,732	(6,562)

Net unrealized gains (losses)	(206,283)	84,457	(121,826)

Other comprehensive income (loss)	(57,295)	84,457	27,162

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)    Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the three years ended March 31, 2003 is as follows:

	Yen (millions)
	2003	2002	2001
Net income (loss) available to common stockholders	(19,453)	(427,779)	41,503
Effect of assumed conversions:
Convertible bonds, due 2002, interest 1.3%	—	—	747
Convertible bonds, due 2004, interest 1.4%	—	—	795

Diluted net income (loss)	(19,453)	(427,779)	43,045

	Number of shares
	2003	2002	2001
Average common shares outstanding	2,234,968,907	2,075,667,943	2,079,235,871
Dilutive effect of assumed conversions:
Convertible bonds, due 2002, interest 1.3%	—	—	60,941,152
Convertible bonds, due 2004, interest 1.4%	—	—	60,376,132
Stock options	—	—	23,848

Diluted common shares outstanding	2,234,968,907	2,075,667,943	2,200,577,003

	Yen
	2003	2002	2001
Net income (loss) per share:
Basic	(8.70)	(206.09)	19.96
Diluted	(8.70)	(206.09)	19.56

The effect of potentially dilutive securities was not included in the calculation of diluted net loss per share for the years ended March 31, 2003 and 2002 as their effect would be antidilutive due to the net loss incurred for the respective year.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)    Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to operations for the three years ended March 31, 2003 are as follows:

	Yen (millions)
	2003	2002	2001
Research and development costs	551,019	566,567	545,216
Advertising costs	130,426	116,867	113,586
Shipping and handling costs	140,498	137,681	156,395
Depreciation	283,434	341,549	363,452

Included in other deductions of costs and expenses for the year ended March 31, 2003 is a loss of 12,476 million yen, associated with the implementation of the early retirement programs in a domestic company, and for the years ended March 31, 2002 and 2001 is a loss of 164,056 million yen and 100,195 million yen, respectively, associated with the implementation of the early retirement programs and the regional-based employee remuneration system in some domestic companies.

Included in other deductions of costs and expenses for the year ended March 31, 2002 is a loss of 61,622 million yen associated with the closure or integration of several manufacturing facilities, of which a total of 6,660 million yen was accrued at March 31, 2002 and paid during fiscal 2003.

Included in other income of revenues for the year ended March 31, 2003 is a gain of 10,805 million yen from the sale of Panasonic Disc Services Corporation.

Foreign exchange gains and losses included in other deductions of costs and expenses for the years ended March 31, 2003, 2002 and 2001 is a loss of 7,962 million yen, 13,209 million yen and 7,537 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income taxes and interest expenses paid and noncash investing and financing activities for the three years ended March 31, 2003 are as follows:

	Yen (millions)
	2003	2002	2001
a) Cash paid:
Interest	32,587	53,055	53,485
Income taxes	46,744	65,407	156,211

b) Noncash investing and financing activities:
Conversion of bonds	2	95,486	940
Capital transactions by consolidated and associated companies	650	2,830	969
Stock provided under exchange offering	638,308	—	50,107
Contribution of assets and liabilities to associated companies	31,740	—	—

(17)    Derivatives and Hedging Activities

The Company and its subsidiaries operate internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company and some of its subsidiaries to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2003 and 2002. Amounts included in accumulated other comprehensive income (loss) at March 31, 2003 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company and its subsidiaries are exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contract amounts of foreign exchange contracts, interest rate swaps and commodity futures at March 31, 2003 and 2002 are as follows:

	Yen (millions)
	2003	2002
Forward:
To sell foreign currencies	387,605	374,993
To buy foreign currencies	214,075	173,546
Options purchased to sell foreign currencies	50,883	37,940
Variable-paying interest rate swaps	115,000	—
Commodity futures:
To sell commodity	13,341	16,658
To buy commodity	43,214	34,998

(18)    Fair Value of Financial Instruments

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

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, are estimated by obtaining quotes from brokers.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2003 and 2002 are as follows:

	Yen (millions)
	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	1,196	1,196	11,849	11,849
Investments and advances	544,544	545,194	815,047	815,061
Liabilities:
Long-term debt, including current portion	(809,806)	(821,381)	(990,548)	(1,006,655)
Derivatives relating to:
Forecasted transactions	495	495	3,914	3,914
Trade receivables	(1,211)	(1,211)	(3,117)	(3,117)
Trade payables	(144)	(144)	1,053	1,053
long-term debt, including current portion	272	272	8,103	8,103

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(19)    Commitments and Contingent Liabilities

The Company provides guarantees to third parties on bank loans provided to its employees, associated companies and customers. The guarantees for the employees are principally made for their housing loans. The guarantees for the associated companies and customers are made to enhance the credit of these companies. For each guarantee provided, the Company would have to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the Company would have to make in the event of default is 9,169 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2003 was insignificant.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A financial subsidiary of the Company provides guarantees to third parties on certain consumer loans of its customers. For each guarantee provided, the subsidiary would have to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the subsidiary would have to make in the event of default is 27,917 million yen. The carrying amount of the liabilities recognized for the subsidiary’s obligations as a guarantor under those guarantees at March 31, 2003 was insignificant.

The Company and certain subsidiaries provide guarantees to third parties on certain obligations of their consolidated subsidiaries. At March 31, 2003, these guarantees amounted to 9,849 million yen.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the year ended March 31, 2003 is summarized as follows:

Yen (millions)
2003
Balance at beginning of year	20,202
Liabilities accrued for warranties issued during the period	38,102
Warranty claims paid during the period	(33,293)
Changes in liabilities for pre-existing warranties during the period, including expirations	(177)

Balance at end of year	24,834

At March 31, 2003, commitments outstanding for the purchase of property, plant and equipment approximated 10,695 million yen.

Contingent liabilities at March 31, 2003 for discounted export bills of exchange amounted to 5,220 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (“PCB equipment”) might be buried in the ground of its 4 manufacturing facilities and 1 former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company estimated the total cost of 4,388 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, which amount has been accrued since it represents management’s best estimate of the cost, but the payments are not considered to be fixed and reliably determinable. This amount does not include any costs that may be incurred to maintain and dispose of the PCB equipment should such equipment be discovered. These costs are currently not estimable, as the amount of PCB equipment buried is unknown, and due to the lack of established technology to dispose of the PCB equipment.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(20)    Segment Information

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the three years ended March 31, 2003 is shown in the tables below:

By Business Segment:

	Yen (millions)
	2003	2002	2001
Sales:
AVC Networks:
Customers	4,396,064	4,236,399	4,373,993
Intersegment	11	65	119

Total	4,396,075	4,236,464	4,374,112
Home Appliances:
Customers	1,210,238	1,178,185	1,316,254
Intersegment	962	998	13

Total	1,211,200	1,179,183	1,316,267
Industrial Equipment:
Customers	285,232	288,702	467,518
Intersegment	4,787	7,065	6,995

Total	290,019	295,767	474,513
Components and Devices:
Customers	1,510,180	1,370,551	1,622,754
Intersegment	742,541	630,368	877,244

Total	2,252,721	2,000,919	2,499,998
Eliminations	(748,301)	(638,496)	(884,371)

Consolidated total	7,401,714	7,073,837	7,780,519

Segment profit (loss):
AVC Networks	105,187	(37,590)	110,520
Home Appliances	54,267	38,063	54,655
Industrial Equipment	2,298	(44,493)	18,050
Components and Devices	37,657	(95,598)	89,312
Corporate and eliminations	(72,838)	(59,380)	(77,918)

Total segment profit (loss)	126,571	(198,998)	194,619

Interest income	22,267	34,361	45,229
Dividends received	4,506	8,219	6,884
Other income	64,677	54,146	51,809
Interest expense	(32,805)	(45,088)	(48,038)
Other deductions	(116,300)	(390,419)	(145,006)

Consolidated income (loss) before income taxes	68,916	(537,779)	105,497

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2003	2002	2001
Identifiable assets:
AVC Networks	2,837,976	2,672,270	2,843,510
Home Appliances	1,104,572	1,137,909	1,233,308
Industrial Equipment	204,811	221,195	297,396
Components and Devices	1,632,813	1,714,229	1,962,326
Corporate and eliminations	2,054,521	2,022,854	1,958,504

Consolidated total	7,834,693	7,768,457	8,295,044

Depreciation (including intangibles other than goodwill):
AVC Networks	105,964	128,615	133,682
Home Appliances	28,704	30,435	28,398
Industrial Equipment	8,016	9,187	8,356
Components and Devices	148,294	175,776	190,831
Corporate and eliminations	9,955	9,639	9,749

Consolidated total	300,933	353,652	371,016

Capital investment (including intangibles other than goodwill):
AVC Networks	100,751	109,477	151,408
Home Appliances	28,266	22,046	30,759
Industrial Equipment	6,680	6,438	11,489
Components and Devices	130,904	192,927	338,306
Corporate and eliminations	21,213	13,814	14,192

Consolidated total	287,814	344,702	546,154

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Intangibles mainly represent patents and software.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and long-lived assets are as follows:

	Yen (millions)
	2003	2002	2001
Sales:
Japan	3,453,836	3,313,912	3,998,466
North and South America	1,420,802	1,495,258	1,467,411
Europe	999,637	839,248	873,935
Asia and Others	1,527,439	1,425,419	1,440,707

Consolidated total	7,401,714	7,073,837	7,780,519

United States of America included in North and South America	1,282,861	1,353,502	1,332,732

Long-lived assets:
Japan	1,412,415	1,171,115	1,303,812
North and South America	80,104	137,981	152,309
Europe	68,216	68,155	68,634
Asia and Others	223,597	270,414	255,066

Consolidated total	1,784,332	1,647,665	1,779,821

United States of America included in North and South America	71,554	129,439	142,643

There are no individually material countries of which sales and long-lived assets should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2003.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales, geographical profit (loss) and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2003. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	2003	2002	2001
Sales:
Japan:
Customers	4,032,432	3,866,575	4,687,026
Intersegment	1,107,962	1,150,530	1,468,436

Total	5,140,394	5,017,105	6,155,462
North and South America:
Customers	1,364,283	1,408,838	1,363,286
Intersegment	26,116	36,910	30,508

Total	1,390,399	1,445,748	1,393,794
Europe:
Customers	922,312	770,886	754,247
Intersegment	16,938	15,907	31,540

Total	939,250	786,793	785,787
Asia and Others:
Customers	1,082,687	1,027,538	975,960
Intersegment	754,725	802,986	750,415

Total	1,837,412	1,830,524	1,726,375
Eliminations	(1,905,741)	(2,006,333)	(2,280,899)

Consolidated total	7,401,714	7,073,837	7,780,519

Geographical profit (loss):
Japan	88,152	(166,134)	216,613
North and South America	22,449	(4,092)	14,664
Europe	21,741	(14,600)	(4,070)
Asia and Others	71,016	48,530	44,896
Corporate and eliminations	(76,787)	(62,702)	(77,484)

Consolidated total	126,571	(198,998)	194,619

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2003	2002	2001
Identifiable assets:
Japan	4,445,983	4,170,989	4,715,868
North and South America	526,918	602,427	645,664
Europe	335,813	402,238	412,135
Asia and Others	831,289	872,628	824,661
Corporate and eliminations	1,694,690	1,720,175	1,696,716

Consolidated total	7,834,693	7,768,457	8,295,044

(21)    Quarterly Financial Data (Unaudited)

Quarterly net sales, net income (loss) and net income (loss) per share for the two years ended March 31, 2003 and 2002 are set forth in the following table. As described in Note 2, the Company began consolidating certain previously unconsolidated subsidiaries during the year ended March 31, 2003 and has restated prior year amounts as shown in the following table:

	Yen (millions), except per share information
	2003
	Net sales	Net income (loss)	Net income (loss) per share: basic (yen)	Net income (loss) per share: diluted (yen)
Quarter ended
June 30	1,793,387	3,467	1.67	1.67
September 30	1,827,582	14,132	6.80	6.70
December 31	1,935,015	22,359	9.26	9.12
March 31	1,845,730	(59,411)	(25.07)	(25.07)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions), except per share information
	2002
	Net sales (Restated)	Net income (loss) (Restated)	Net income (loss) per share: basic (yen) (Restated)	Net income (loss) per share: diluted (yen) (Restated)
Quarter ended
June 30	1,717,732	(19,760)	(9.50)	(9.50)
September 30	1,748,067	(48,726)	(23.44)	(23.44)
December 31	1,810,013	(170,099)	(81.81)	(81.81)
March 31	1,798,025	(189,194)	(91.61)	(91.61)

	Yen (millions), except per share information
	2002
	Net sales (Previously reported)	Net income (loss) (Previously reported)	Net income (loss) per share: basic (yen) (Previously reported)	Net income (loss) per share: diluted (yen) (Previously reported)
Quarter ended
June 30	1,674,784	(19,373)	(9.32)	(9.32)
September 30	1,710,825	(50,100)	(24.10)	(24.10)
December 31	1,737,235	(172,025)	(82.74)	(82.74)
March 31	1,753,844	(189,509)	(91.76)	(91.76)

Schedule II

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2003, 2002 and 2001

			Deduct
	Balance at beginning of period	Add- charged to income	Bad debts written off	Reversal	Add (deduct)- cumulative translation adjustments	Balance at end of period
Allowance for doubtful trade receivables:
2003	43,265	17,621	2,919	3,011	(1,913)	53,043
2002	45,239	4,507	3,729	4,013	1,261	43,265
2001	44,091	14,005	12,460	1,929	1,532	45,239
Allowance for doubtful noncurrent receivables:
2003	50	—	—	50	—	—
2002	98	1,514	1,562	—	—	50
2001	144	3,160	3,206	—	—	98

Item 18.    Financial Statements

Not applicable

Item 19.    Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

1.5	Liability Limitation Agreement (English translation) [Matsushita and each of Josei Ito and Toshio Morikawa, entered into a Liability Limitation Agreement, each dated June 27, 2003, in the form of this Exhibit.]

2.1	Specimen common stock certificates of the Registrant (English translation)

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Registrant)

Date: September 5, 2003	By	/s/ Yukitoshi Onda
Yukitoshi Onda
President of
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001,
New York, N.Y. 10020-2002

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

1.5	Liability Limitation Agreement (English translation) [Matsushita and each of Josei Ito and Toshio Morikawa, entered into a Liability Limitation Agreement, each dated June 27, 2003, in the form of this Exhibit.]

2.1	Specimen common stock certificates of the Registrant (English translation)

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code