Form 20-F
period 2004-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO  LTD
filed 2004-09-13
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

Commission file number 1 - 6784

MATSUSHITA DENKI SANGYO KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange
Common Stock	New York Stock Exchange

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.

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

	Outstanding as of
Title of Class	March 31, 2004 (Japan Time)	March 31, 2004 (New York Time)
Common Stock	2,318,407,612
American Depositary Shares, each representing 1 share of common stock		103,593,084

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐.

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17.  ☐    Item 18.  ☒.

This form contains 154 pages.

All information contained in this Report is as of March 31, 2004 or for the year ended March 31, 2004 (fiscal 2004) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 25, 2004 was 110.38 yen = U.S.$1.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (September 2004). Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

About the Company

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, “Matsushita” or the “Company” refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group), best known for its “Panasonic” brand name, is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 7,480 billion yen for fiscal 2004. Over the past eight decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2004 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2004	2003	2002	2001	2000
Income Statement Data:
Net sales	7,480	7,402	7,074	7,781	7,405
Income (loss) before income taxes	171	69	(538)	105	248
Net income (loss)	42	(19)	(428)	42	106
Per common share:
Net income (loss):
Basic	18.15	(8.70)	(206.09)	19.96	51.49
Diluted	18.00	(8.70)	(206.09)	19.56	49.32
Dividends	12.50	10.00	12.50	12.50	14.00
	($0.109)	($0.107)	($0.100)	($0.116)	($0.125)
Balance Sheet Data:
Total assets	7,438	7,835	7,768	8,295	8,076
Long-term debt	461	588	708	563	662
Stockholders’ equity	3,452	3,178	3,248	3,770	3,678
Common stock	259	259	259	211	210
Number of shares issued at year-end (thousands)	2,453,053	2,447,923	2,138,515	2,079,573	2,062,671

Yen exchange rates per U.S. dollar:
Year-end	104.18	118.07	132.70	125.54	102.73
Average	113.08	121.96	125.05	110.60	111.35
High	104.18	115.71	115.89	104.19	101.53
Low	120.55	133.40	134.77	125.54	124.45

	Feb. 2004	Mar. 2004	Apr. 2004	May 2004	Jun. 2004	Jul. 2004
Yen exchange rates for each month during the previous six months:
High	105.36	104.18	103.70	108.50	107.10	108.21
Low	109.59	112.12	110.37	114.30	111.27	111.88

Note:	Dividends per share reflect those paid during each fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates on the respective payment dates.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Primarily because of the business areas and geographical areas where it operates and the highly competitive nature of the industry to which it belongs, Matsushita is exposed to a variety of risks and uncertainties in carrying out its businesses, including, but not limited to, the following:

Risks Related to Economic Conditions

Weakness in Japanese and global economies may cause reduced demand for the products of Matsushita

Demand for Matsushita’s products and services may be affected by general economic trends in the countries or regions in which Matsushita’s products and services are sold. Economic downturns and resulting declines in demand in Matsushita’s major markets worldwide may thus adversely affect the Company’s business results and financial condition. Although Matsushita continued to achieve improvements in its business performance in fiscal 2004, it currently does not foresee a rapid turnaround in the Japanese or global economy in the near term given the limited recovery in consumer spending. These conditions may continue in the short- to mid-term, thereby further negatively affecting Matsushita’s businesses. Furthermore, if Japanese and global economies fall into stagnation, resulting decreased demand and slowdown in capital investment may adversely affect Matsushita’s overall business.

Currency exchange rate fluctuations could adversely affect Matsushita’s financial results

Matsushita is exposed to risks of foreign currency exchange rate fluctuations. Matsushita’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign exchange rate changes. These changes affect Matsushita’s international business transactions and costs and prices of Matsushita’s products and services in overseas countries in relation to the yen. They can also affect the yen value of Matsushita’s investments in overseas assets and liabilities. Generally, an appreciation of the yen against other major currencies such as the U.S. dollar and the euro may adversely affect Matsushita’s business results and financial condition. Meanwhile, a depreciation of the yen against aforementioned major currencies may have a favorable impact on Matsushita’s business results and financial condition. Although Matsushita is taking measures to reduce or hedge against foreign currency exchange risks, foreign exchange rate fluctuations may hurt its businesses, results of operations and financial condition.

Interest rate fluctuations may adversely affect Matsushita’s financial results

Matsushita is exposed to the risk of interest rate fluctuations, which, despite the measures taken by Matsushita to hedge a portion of its exposure to interest rate fluctuations, may affect its overall operational costs, interest expense, interest income and the value of its financial assets and liabilities.

The decrease in the value of Japanese stocks may adversely affect Matsushita’s financial results

Matsushita holds mostly Japanese stocks as part of its investment securities. The value of most of these stocks, however, dropped substantially over the past several years due to the stagnant Japanese economy. Matsushita recorded a loss in valuation declines in its investment securities. The decrease in the value of stocks may continue and adversely affect Matsushita’s financial results. The decrease in the value of Japanese stocks may also reduce stockholders’ equity in the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

Risks Related to Matsushita’s Business

Matsushita is subject to intense competition in areas in which it operates, and this may adversely affect its ability to maintain its profitability

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

Rapid declines in product prices may adversely affect Matsushita’s financial results

Matsushita’s business is subject to intense price competition worldwide, which makes it difficult for the Company to decide product prices so that it can obtain adequate profits. Such intensified price competition may adversely affect Matsushita’s profits, especially when demand decreases. For the year ending March 31, 2005, Matsushita expects prices in many product areas in which it deals to decline at the same rate as, or more rapidly than, in recent fiscal years. Matsushita believes that this trend will affect its businesses, especially those in the area of its AVC Networks category and its Components and Devices category.

Matsushita’s business is, and will continue to be, subject to the risks generally associated with international business operations

One of Matsushita’s business strategies is business expansion in overseas markets. In many of these markets, Matsushita may face risks generally associated with international manufacturing and other business operations, such as political instability, economic uncertainty, cultural and religious differences and labor relations, as well as foreign currency exchange risks. Matsushita may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with customers, subcontractors or parts suppliers. Matsushita may also experience various political, legal or other restrictions over investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or rate of taxation in countries where Matsushita operates businesses. With respect to the products exported overseas, tariffs, other barriers or shipping costs may make Matsushita’s products less competitive. Expanding its overseas business may require significant investments long before Matsushita realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

Matsushita may not be able to keep pace with technological changes and develop new products and services in a timely manner to remain competitive

Matsushita may fail to introduce new products and services in response to technological changes in a timely manner despite its efforts to develop new products and services continuously. Some of Matsushita’s core businesses, such as consumer digital electronics and key components and devices, are concentrated in industries where technological innovation is the central competitive factor. Matsushita continuously faces the challenge of developing and introducing viable and innovative new products. Matsushita must predict with reasonable accuracy both future demand and new technologies that will be available to meet such demand. If Matsushita fails to do so, it will not be able to compete in new markets.

Matsushita may not be able to develop product formats that can prevail as de facto standards

Matsushita has been forming alliances and partnerships with other major manufacturers to strengthen technologies and the development of product formats, such as next-generation home and mobile networking products, data storage devices, and software systems. Despite these efforts by Matsushita, its competitors may be the ones who develop the de facto standards for future products. If that happens, Matsushita’s business in those business areas, its results of operations and financial condition, could be adversely affected.

Matsushita may not be able to successfully recruit and retain skilled employees, particularly scientific and technical personnel

Matsushita’s future success depends largely on its ability to attract and retain certain key personnel, including scientific, technical and management personnel. Matsushita anticipates that it will need to hire additional skilled personnel in all areas of its business. Industry demand for skilled employees, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees, especially scientific and technical employees, is intense. Because of this intense competition for these skilled employees, Matsushita may be unable to retain its existing personnel or attract additional qualified employees to keep up with its future business needs. If this should happen, it could adversely affect Matsushita’s future growth, results of operations and financial condition.

The alliances with, and strategic investments in, third parties undertaken by Matsushita may not produce positive results

Matsushita develops its business by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in venture companies. Matsushita’s reliance on the strategy of partnering with third parties is increasing. Such partnerships are crucial to Matsushita’s goal of introducing new products and services, but Matsushita may not be able to successfully collaborate or achieve expected synergies with its partners. Matsushita does not, however, control these partners, who may make decisions regarding their business undertakings with Matsushita that may be contrary to Matsushita’s interests. In addition, if these partners change their business strategies, Matsushita may fail to maintain these partnerships.

Matsushita is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner, and in reasonable price

Matsushita’s manufacturing operations depend on obtaining deliveries of raw materials, parts and components, equipment and other supplies from reliable suppliers in adequate quality and quantity in a timely manner. It may be difficult for Matsushita to substitute one supplier for another, increase suppliers or change one component for another in a timely manner or at all due to the interruption of supply or increased industry demand. This may adversely affect the Matsushita Group’s operations. Although Matsushita decides purchase prices by contract, these prices may become higher due to changes in supply and demand. Some components are only available from a limited number of suppliers and may adversely affect Matsushita’s operations. For example, Matsushita uses steel and rare metals for most of its products, and an increase in prices of these products may adversely affect Matsushita’s operating results.

Matsushita is exposed to the risk that its customers, including those to whom it has provided vendor financing, may encounter financial difficulties

Matsushita provides vendor financing to its customers. As more businesses utilize vendor financing, Matsushita may also provide increased vendor financing in the future. In addition, many of Matsushita’s customers purchase products and services from it on payment terms that do not provide for immediate payment. If customers to whom Matsushita has extended or guaranteed vendor financing, or from whom it has substantial accounts receivable, encounter financial difficulties and are unable to make payments on time, Matsushita’s business, operating results and financial condition could be adversely affected.

Risks Related to Matsushita’s Management Plans

Matsushita has implemented its new mid-term management plan, “Leap Ahead 21,” (announced on January 9, 2004) for the three-year term ending March 2007. Matsushita’s business vision focuses on “realizing a ubiquitous networking society” and “contributing to coexistence with the global environment” through leading-edge technologies. Based on this vision, Matsushita aims to become a company that creates more value for customers. Matsushita may not be successful in achieving all the goals set out in its mid-term business plan. Furthermore, in fiscal 2004, Matsushita introduced an autonomous business domain-based organizational structure, along with a new management system that places a top priority on improving its global consolidated results and cash flows. With the objective of further enhancing profitability, Matsushita will speed up its structural reforms in several of its business domain companies. Under the management structure, Matsushita seeks to conduct its consolidated Groupwide businesses speedily and efficiently, and to achieve synergies expected from such business restructuring. Matsushita may not, however, be able to improve efficiency, reduce costs or realize growth through these measures due to unexpected additional reorganization or restructuring expenses (for restructuring expenses expected in fiscal 2005, see Section D of Item 5), improper allocation of operational resources or other unpredictable factors. Also, Matsushita has implemented its annual forecast and major initiatives (announced on April 28, 2004) for the year ending March 31, 2005. Matsushita may not be successful in achieving all the targets or in realizing the benefits expected because of external and internal factors.

Risks Related to Legal Restrictions and Litigations

Matsushita may be subject to product liability or warranty claims that could result in significant direct or indirect costs

Although Matsushita strictly follows its prescribed quality control standards for manufacturing, there is a risk that defects may occur in Matsushita’s products and services. The occurrence of defects could make Matsushita liable for damages not covered by product and completed operation liability insurance. Due to negative publicity concerning these problems, Matsushita’s reputation and corporate and brand image may be adversely affected.

Matsushita may fail to protect its proprietary intellectual property, or face a claim of intellectual property infringement by a third party, and may lose its intellectual property rights on key technologies or be liable for significant damages

Matsushita’s success depends on its ability to obtain intellectual property rights covering its products and product design. Patents may not be granted or may not be of sufficient scope or strength to provide Matsushita with enough protection or commercial advantage. In addition, effective copyright and trade secret protection may be unavailable or limited in some countries in which Matsushita operates. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Matsushita. Matsushita obtains licenses for intellectual property rights from others. However, such licenses may not be available at all or on acceptable terms in the future. Litigation may also be necessary to enforce Matsushita’s intellectual property rights or to defend against intellectual property infringement claims brought against Matsushita by third parties. In such cases, Matsushita may incur significant expenses for such lawsuits. Furthermore, Matsushita may become prohibited from using certain important technologies or liable for damages in cases of admitted violations of intellectual property rights of others.

Changes in accounting standards and tax systems may adversely affect Matsushita’s financial results and condition

Introduction of new accounting standards or tax systems, or changes thereof, which Matsushita can not predict, may have a material adverse effect on the Company’s financial results and operations. In addition, if tax authorities have different opinions from Matsushita on the Company’s tax declarations, Matsushita may need to make tax payments more than estimated.

Payments or compensation related to environmental regulations may adversely affect Matsushita’s business, operating results and financial condition

Matsushita is subject to environmental regulations such as those relating to air pollution, water pollution, elimination of hazardous substances, waste management, product recycling, and soil and groundwater contamination, and may be held responsible for certain related payments or compensation, despite its strict compliance with these regulations. Furthermore, if these regulations become more strict, the payments or compensation required for the violation of these regulations may adversely affect Matsushita’s business, operating results and financial condition.

Leak of confidential information may adversely affect Matsushita’s business

In the normal course of business, Matsushita holds confidential information, including individual information on its customers. Although Matsushita keeps confidential information with utmost care, such information may be leaked due to an accident or other inevitable cause and any material leakage of confidential information may result in significant expenses for related lawsuits and adversely affect Matsushita’s image. Moreover, Matsushita’s trade secrets may be illegally leaked by a third party, and this would negatively affect Matsushita’s business.

Governmental regulations may limit Matsushita’s activities or increase its operating costs

Matsushita is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations due to the implementation of stricter laws and regulations and more strict interpretations. However, to the extent that Matsushita cannot comply with these laws and regulations, Matsushita’s activities would be limited. In addition, these laws and regulations could increase Matsushita’s operating costs.

Other Risks

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

Some long-lived assets may not produce adequate returns

Matsushita has many long-lived assets, such as plant, property and equipment, and goodwill, that generate returns. The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. If these long-lived assets do not generate sufficient cash flows, impairment losses will have to be recognized, adversely affecting Matsushita’s results of operations and financial condition.

Financial results and condition of associated companies may adversely affect Matsushita’s results of operations and financial condition

Matsushita holds equities of several associated companies. Matsushita can exercise influence over operating and financing policies of these companies. However, Matsushita does not have the right to make decisions for them since the companies operate independently. Some companies may record losses. If these associated companies do not generate profits, Matsushita’s business results and financial condition may be adversely affected.

Matsushita’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Matsushita’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. In addition, Matsushita’s operations, including procurement, manufacturing, logistics, sales and research and development facilities are located all over the world. If major disasters such as earthquakes, fires, floods, wars, terrorist attacks, computer viruses or other events occur, Matsushita’s facilities may be damaged and it may have to stop or delay its production and shipment. Matsushita may incur expenses relating to such damages.

American Depositary Share (ADS) holders have fewer rights than shareholders and may not be able to enforce judgments based on U.S. securities laws

The rights of shareholders under Japanese law to take actions, including exercising their voting rights, receiving dividends and distributions, bringing derivative actions, examining Matsushita’s accounting books and records, and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its nominee, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to exercise their voting rights underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from Matsushita. However, ADS holders will not be able to bring a derivative action, examine Matsushita’s accounting books and records, or exercise appraisal rights through the depositary.

Item 4.	Information on the Company

A.	History and Development of the Company

GENERAL

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha (Address : 1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan. Phone : +81-6-6908-1121 / Agent : Mr. Yukitoshi Onda, President of Panasonic Finance (America), Inc.) as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of humankind through the supply of quality consumer electric and electronic goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white television sets (TVs) and refrigerators. During the 1950s, Matsushita expanded its operations by establishing mass production and mass sales structures to meet increasing domestic demand, while also creating subsidiaries, making acquisitions and forming alliances. During the 1960s, Matsushita expanded its overseas businesses, and its products started obtaining worldwide recognition.

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

Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company’s products are marketed under the “Panasonic” brand name worldwide, along with other product- or region-specific brand names, including “National” primarily for home appliances sold in Japan and “Technics” for certain hi-fi products. Some of its subsidiaries also use their own brand names, such as “Quasar,” “Victor” and “JVC.” To sustain the future growth in the forthcoming “ubiquitous” networking age, Matsushita continues to emphasize technological development and the creation of new businesses, concentrating on several priority areas, such as digital AV networking equipment, mobile communications, data storage devices, environmental systems and related key components and devices and software. The Company is also striving to develop new service-oriented businesses, such as systems solutions and engineering services, as areas of potential growth over the mid-term period.

In June 1995, Matsushita sold an 80% equity interest in MCA (subsequently renamed Universal Studios, Inc.) which the Company purchased in December 1990, to The Seagram Company Ltd. (currently Vivendi Universal S.A.) for approximately U.S.$5.7 billion, leaving the Company with a minority interest.

In April 1997, Matsushita established four internal divisional companies – responsible for AVC (audiovisual and computer products), home appliances and household equipment, air conditioners, and electric motors – by grouping a majority of its some 50 product divisions, in order to facilitate strategic planning, effective decision making and more efficient allocation of resources across a broader range than that afforded by each single product division.

In March 1998, the Company announced a package of new management initiatives aimed at better sharing interests with shareholders. As part of this package, management implemented, with approval at the annual shareholders’ meeting in June 1998, the repurchase of 50 million shares of the Company’s common stock, spending approximately 99 billion yen during fiscal 1999. At the same time, as an incentive to Board members and employees toward the enhancement of corporate value, the Company introduced stock option plans for Board members and select senior executives, and a stock-price-linked remuneration plan for employees of manager-level or above. The Company has been continuing share repurchases in subsequent years.

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

“VALUE CREATION 21” PLAN

In June 2000, Kunio Nakamura became President of Matsushita and, under his leadership, the Company implemented its new three-year business plan, called Value Creation 21, in April 2001. As the plan’s theme “Deconstruction and Creation” indicates, its objective is to transform Matsushita into a company that meets the needs of the 21st century through structural reforms and growth strategies with emphasis on enhancing growth potential, profitability and capital efficiency, thereby ensuring the Company’s continued contribution to society.

During fiscal 2002, the Company implemented a series of structural reforms under this Value Creation 21 plan, including the restructuring of its domestic consumer sales and distribution structure, management initiatives through the use of information technology (IT) such as supply chain management (SCM), the selective integration of businesses and manufacturing locations, manufacturing reforms such as the introduction of cell-style production, the reform of the Companywide research, development and design (R&DD) structure to concentrate development resources into strategic product or core technology areas, and employment restructuring initiatives including the regional-based employee remuneration system and early retirement programs. Expenses related to the implementation of these restructuring initiatives, combined with adverse economic conditions, caused a sharp decline in the Company’s earnings results in fiscal 2002.

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

As a drastic structural reform aimed at achieving new growth under the Value Creation 21 plan, Matsushita implemented share exchanges on October 1, 2002 with five of its majority-owned subsidiaries (Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.) and transformed them into wholly-owned subsidiaries of Matsushita. Following the completion of the share exchanges, Matsushita implemented a comprehensive Groupwide business reorganization on January 1, 2003 via company splits, business combinations and business transfers among several Group companies, including the parent company’s internal divisional companies, whereby businesses of most of the Matsushita Group were reorganized into 14 new business domains as strategic units. This major reorganization was implemented with a focus on the elimination of duplicated business lines and counterproductive competition amongst the Group companies, the unification and concentration of R&D resources, and the establishment of a totally integrated operational structure from development and manufacturing to sales in each domain for full customer satisfaction.

As an extension of this Groupwide reorganization, Matsushita transformed two of its majority-owned subsidiaries, namely Matsushita Electronic Components Co., Ltd. and Matsushita Battery Industrial Co., Ltd., into its wholly-owned subsidiaries via share exchanges, effective April 1, 2003.

Also on April 1, 2003, Matsushita launched another joint venture company with Toshiba, upon separating their respective cathode ray tube (CRT) businesses with the exception of domestic CRT manufacturing operations. The new company, Matsushita Toshiba Picture Display Co., Ltd., now positioned as the third largest TV-use CRT operation in the world, aims to maintain a competitive position in the global CRT market by integrating Matsushita and Toshiba’s advanced CRT technologies, as well as both companies’ product development and manufacturing capabilities. Of the new joint venture company’s stated capital of 10 billion yen, 64.5% was invested by Matsushita and 35.5% by Toshiba.

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

Based on an agreement with Minebea Co., Ltd. signed in August 2003, certain businesses in the information equipment motor field of Matsushita were transferred to Minebea-Matsushita Motor Corporation, a joint venture of Matsushita and Minebea established on April 1, 2004. Of the new joint venture company’s stated capital of 10 billion yen, 60% was invested by Minebea and 40% by Matsushita.

Since fiscal 2003, Matsushita has been gradually shifting its focus from restructuring to growth, implementing the following initiatives:

•	Development and introduction of competitive “V-products”

To bring about a swift recovery in business results, Matsushita launched 88 “V-products” in fiscal 2003 as a driving force that can capture the top share in high-volume markets and contribute to the Company’s overall performance. As a result of a Groupwide commitment to this initiative, sales of V-products reached approximately 1 trillion yen in fiscal 2003, allowing Matsushita to achieve increased market share in many product categories. In markets with shortened product lifecycles, particularly digital audiovisual (AV) equipment, the gradual launch of products into global market results in lost sales and profit opportunities. Matsushita therefore utilizes “simultaneous global product introductions” aimed at increasing both sales and profits. In fiscal 2004, Matsushita selected 90 new V-products and increased sales through global simultaneous product introductions, particularly in digital AV equipment, such as DVD recorders. As a result, overall sales of V-products reached approximately 1.24 trillion yen on a global basis in fiscal 2004.

•	Expansion of overseas business

The Company is taking various initiatives to strengthen overseas operations as an engine for overall corporate growth. For the mid-term, Matsushita is aiming at achieving over 60% of total operating profit from its overseas operations. Specifically, the Company plans to accelerate operational expansion in China, aiming for a 1 trillion yen business size on a Groupwide basis in fiscal 2006.

•	Enhancement of brand value

In April 2003, Matsushita announced that it would position the “Panasonic” brand as a globally unified brand for overseas markets under the slogan of “Panasonic ideas for life.” This new brand strategy, conveys to customers all over the world a new image for the Company and its products, while further enhancing brand value.

•	R&D strategy

In R&D, to increase efficiency, the Company realigned technological management categorization and systems. In corporate R&D functions, to encourage engineers to concentrate on prioritized R&D themes and leading-edge technologies, Matsushita introduced a new management system with which it can administrate themes at each step in the research process. In business domain companies’ R&D functions, Matsushita significantly reduced lead time for product development by introducing an innovative R&D process management developed from the standpoint of return on investment.

COLLABORATION WITH MEW

In December 2003, Matsushita reached a basic agreement regarding a comprehensive business collaboration with an affiliate, Matsushita Electric Works, Ltd. (MEW), after which Matsushita initiated a tender offer for additional shares of MEW. As a result of the tender offer in which the Company purchased an additional 140,550 thousand shares of common stock of MEW at the total cost of 147 billion yen, MEW, PanaHome Corporation and their respective group companies became consolidated subsidiaries of the Company in April 2004. Through collaboration, Matsushita and MEW aim for global excellence by maximizing synergy effects between the two companies to create new growth and increase productivity. The two companies have also agreed to integrate their brand strategies, whereby, from October 2004, the “NAIS” and “National” brands currently used by MEW will be unified under the “National” brand for products sold in Japan, and the “Panasonic” brand for those sold in overseas markets. Regarding business operations initiatives, the two companies will strive to achieve further growth in such areas as home appliances, household equipment and construction materials, electric equipment, lighting, home and building networks, environment-related systems and healthcare and medical equipment, thereby solidifying the Matsushita Group’s position as a global leader in these fields.

“LEAP AHEAD 21” PLAN

Matsushita’s business vision focuses on “realizing a ubiquitous networking society” and “contributing to coexistence with the global environment” through leading-edge technologies. Based on this vision, Matsushita will make efforts to be a company which creates more value for customers all over the world by 2010. As the midpoint toward achieving this goal, Matsushita established its new mid-term management plan “Leap Ahead 21,” for the three-year term from fiscal 2005 through 2007, and commenced initiatives for sustainable growth. The Leap Ahead 21 will mainly implement following two initiatives.

Accelerating Growth Business

Matsushita is positioning selected V-products as the main vehicle of future growth. During fiscal 2005, the initial year of the Leap Ahead 21, Matsushita plans to introduce 71 new V-products based in three core concepts: unique and advanced “black-box technologies” that cannot be easily imitated by competitors; “universal design” to make products easier to use for everyone; and, “environmental consideration,” such as saving energy and resources. The Company will develop V-products into “strong business pillars” that result in global market expansion and earning maximum profits at an early stage in product lifecycles.

In addition, the Company’s comprehensive business collaboration with MEW will commence in fiscal 2005, through which the Company aims to establish an optimum operating structure from the customer’s point of view and maximize value for the new Matsushita Group.

Reinforcing Management Structures

With the objective of further enhancing profitability, Matsushita will speed up structural reforms in several business domain companies. Also, the Company will promote activities to reduce inventories and cut materials costs, as well as eliminate all unnecessary costs in all areas of business, thereby creating a leaner management structure.

CAPITAL INVESTMENT

Total capital investment (excluding intangibles) amounted to 320 billion yen, 251 billion yen, and 271 billion yen for fiscal 2002, 2003, and 2004, respectively. In these years, Matsushita curbed capital investment in a number of business areas, in line with an increased management emphasis on cash flows and capital efficiency, as seen in an increased adoption of cell-style production, which allowed the use of smaller scale facilities. Matsushita did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key areas as semiconductors, plasma display panels (PDPs) and other strategic products.

For the current fiscal year ending March 31, 2005 (fiscal 2005), Matsushita expects its capital investment to increase to approximately 340 billion yen. This investment will be funded primarily through internal sources.

B.	Business Overview

SALES BY PRODUCT CATEGORY

Matsushita is engaged in the production and sales of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by product category for the last three fiscal years:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2004		2003		2002
AVC Networks:
Video and audio equipment	1,418	19%	1,398	19%	1,296	18%
Information and communications equipment	2,206	29	2,114	29	2,100	30

Subtotal	3,624	48	3,512	48	3,396	48

Home Appliances	1,189	16	1,184	16	1,142	16
Components and Devices	1,142	15	1,194	16	1,090	15
JVC	803	11	828	11	813	12
Other	722	10	684	9	633	9

Total	7,480	100%	7,402	100%	7,074	100%

Note:	As described in the Notes to the Consolidated Financial Statements, effective fiscal 2004, the Company reclassified product categories for sales breakdown reporting purposes, whereby sales are now divided into five new categories: AVC Networks, Home Appliances, Components and Devices, JVC and Other. Prior year figures have been restated to reflect this change.

AVC Networks

Matsushita’s principal products in the AVC Networks category include video and audio equipment and information and communications equipment. Products in this category have been undergoing rapid technological changes as a result of digitization and networking, along with rapidly evolving broadband communications, which in turn have provided new business opportunities. As a leading manufacturer in many product lines in the AVC Networks category, Matsushita has been striving to achieve new growth by offering competitive digital and networkable products based on “black-box” technologies through simultaneous global marketing, aiming at contributing to the creation of a “ubiquitous networking society.”

Video and Audio Equipment

Principal products in this sector include TVs, VCRs, camcorders, digital still cameras (DSCs), DVD players and recorders, and personal and home audio equipment. Matsushita maintains a leading share in the domestic and overseas markets for a number of major products in this field. During the three-year period ended March 31, 2004, Matsushita expanded sales in this category by taking a lead in the introduction of attractive digital and networkable products, despite the negative effects of slow consumer spending, especially in Japan, and intensified global price competition. A series of competitive V-products that the Company has introduced since fiscal 2003 has been a major factor in this growth. Matsushita’s current focus is to strengthen its “3D” value chain—consisting of secure digital memory cards (SD Memory Cards) and compatible products, DVDs and digital TVs—to create new demand in the digital networking era.

In TVs, Matsushita produces a broad range of models to meet all segments of demand in domestic and international markets, ranging from cathode ray tube (CRT) models to flat-panel TVs, such as plasma display panel (PDP) and liquid crystal display (LCD) TVs. The Company’s CRT TVs include both analog and digital models, while all of its flat-panel TVs are digital. Matsushita introduced three new 9.9cm-thick PDP TVs in 37-, 42- and 50-inch models in fiscal 2003, which were the world’s first to integrate digital tuners for broadcast satellite (BS), communications satellite and terrestrial broadcasting. In fiscal 2004, Matsushita introduced new high-definition PDP TVs in 37-, 42- and 50-inch models with built-in slots for compact SD Memory Cards and the picture enhancement accelerator with kinetic system (PEAKS) for outstanding picture quality. Meanwhile, Matsushita has also reinforced its lineup of LCD TVs. Building on its LCD TV range of 14- to 22-inch models, Matsushita introduced a 32-inch model in fiscal 2003 and new 14-, 17- and 20-inch models with PEAKS for outstanding picture quality in fiscal 2004. To promote the advantage of digital TVs in the networking era, Matsushita has recently begun offering various digital TV models with Internet connection capability called T-Navi in the Japanese market. As flat-panel TVs have entered a rapid growth phase in Japan and overseas, the Company has been expanding its PDP manufacturing facilities, aiming at maintaining its top share of the worldwide PDP TV market. (See related description of PDP facility expansion under “Components and Devices” below.)

In the VCR and video camera area, Matsushita has been expanding its range of digital camcorders and DSC that incorporate SD Memory Card slots for data storage and enhanced networking convenience. Of these, new models of DSC that benefit from the world-renowned optical technology of Leica Camera AG achieved notable market success in fiscal 2003. In fiscal 2004, Matsushita introduced new models of DSC that leverage unique and advanced technologies, such as aspherical lenses and optical image stabilizers (OIS). A new compact, easy-to-use SD Multi AV Recorder capable of recording and playback of digital video, still images, audio and other content on an SD Memory Card was also introduced during fiscal 2003. The Company added the world’s slimmest model to this product line in fiscal 2004.

As for DVDs, Matsushita offers a wide range of DVD players and DVD recorders. Since its introduction of the first DVD recorder in 2000, the Company has been the market forerunner in this product line. The Company continued its lead by launching a series of competitive models with built-in hard disk drives (HDDs) for extended recording time and SD Memory Card slots. In fiscal 2004, Matsushita began simultaneous global introductions for its latest DVD recorders, and reinforced product range with VCR combination models with dual tuners for simultaneous recording of two channels.

In the area of audio equipment, Matsushita produces a variety of products, including compact disc (CD) players, CD radio cassette recorders and Mini Disc players, as well as radio receivers, tape recorders, portable headphone players, stereo hi-fi equipment and electronic musical instruments. Matsushita expanded its range of new audio equipment in recent years with the launch of DVD-Audio players and a series of products using the SD Memory Card, such as an ultra-compact “wearable” headphone player. Matsushita has been greatly expanding its range of SD Memory Card compatible products, covering not only audio and video equipment, but also information and communications equipment and home appliances, which has further enhanced the Company’s leadership of the SD format in the industry.

Information and Communications Equipment

Information equipment includes products such as personal computers (PCs), PC displays, CD-ROM, DVD-ROM, DVD-RAM and other optical disk drives, HDDs, copying machines and printers. Communications equipment includes products such as facsimile equipment, cordless telephones, cellular phones, other mobile communications equipment and digital private branch exchanges. Products in this sector also include other systems equipment, such as car audio and navigation equipment, cable TV systems, broadcast- and business-use AV equipment and systems, large-screen visual equipment and communications network-related equipment. Of these, Matsushita is a worldwide leader in such business lines as optical disk drives, facsimile equipment, broadcast-use digital VCR equipment and airline in-flight AV systems. The Company also maintains a leading position in the Japanese cellular phone industry.

With respect to PCs, Matsushita continued to upgrade its notebook models over the last several years, centered on slim, lightweight notebook PCs, and ruggedized notebook PCs built to resist shock. In fiscal 2002, Matsushita introduced the world’s lightest (960 grams) B5-sized notebook PC in Japan, followed by even smaller and lighter models during fiscal 2003. In fiscal 2004, Matsushita introduced the world’s lightest (1,299 grams) B5-sized notebook PC with a 12.1-inch LCD screen and a built-in DVD-ROM and CD-R/RW combination drive.

In the area of PC peripherals, Matsushita has been focusing on upgrading its disk drive lineups. In optical disk drives, the Company introduced DVD multi drives compatible with DVD-RAM, DVD-R and DVD-RW formats in fiscal 2002. To meet demand related to slim notebook PCs, Matsushita developed the industry’s slimmest and lightest DVD multi drives in fiscal 2004. As for HDDs, the Company has become more selective in its product lineup during the past few years, focusing on upgraded models using hydro dynamic bearing spindle motors, and 1.8-inch small-form-factor HDDs for use in notebook PCs and mobile AV equipment, while substantially reducing production of conventional 3.5-inch HDDs.

In the area of mobile communications equipment, in recent years, Matsushita has developed and introduced a number of new cellular phones, including third generation (3G) format products with a focus on advanced functions, stylish designs and ease-of-use. Sales of cellular phones experienced a setback in fiscal 2002 due to both a sharp decline in demand, especially in Japan and Europe, and glitches that were found in certain models. Early in fiscal 2003, the Company launched new thin cellular phones for NTT DoCoMo, Inc. that are mobile Internet-compatible and have high picture quality and, in the second half of that fiscal year, in response to the rapid development in demand, the Company introduced new models with built-in cameras. These new models were well received and helped to boost the Company’s reputation in the Japanese cellular phone market. Meanwhile, the Company has been expanding its business in overseas markets, especially in Europe and China, centered on GSM standard cellular models including, most recently, clamshell design camera-equipped handsets and ultra-compact, stylish models. Regarding 3G cellular phones, corresponding to NTT DoCoMo’s commencement of wideband code division multiple access (W-CDMA) services in Japan during fiscal 2002, Matsushita began shipments of W-CDMA base stations and terminals. The Company was the first in the world to develop and supply W-CDMA cellular phones that provide a TV-phone function through transmission of moving images and large volumes of data. In fiscal 2003, a new W-CDMA cellular phone was launched that boasts a rotating LCD screen for camcorder-style recording of video and still images, followed by the introduction in fiscal 2004 of a new model with a built-in auto-focus 1.28 megapixel CCD camera and interchangeable decorative jackets. The Company intends to solidify its competitive position as a leader in the 3G market.

In the area of fixed-line communications, Matsushita over the years has developed businesses in such products as facsimile equipment, cordless telephones, copiers and printers, primarily as stand-alone products. Beginning with the introduction of a multifunction model that provides facsimile, copier, printer, scanner and telephone functions in a single unit, however, the Company has been placing an increased focus on integration of communications and digital imaging technologies. This move was further accelerated by the merger in early 2003 of two major subsidiaries operating in this area. Matsushita also has been developing Internet-protocol (IP) products, such as IPv6 technology-based telephones and facsimile machines, using the synergies of the merger and the advantage of possessing both imaging and communications technologies.

In the area of car AV equipment, Matsushita supplies advanced car navigation systems for the domestic market, while further promoting global expansion in car audio equipment. Through joint efforts with automakers, Matsushita in fiscal 2002 launched a new car navigation model that can receive various mobile information services, followed by another model with a built-in HDD capable of processing a large volume of data in an instant. In fiscal 2003, the Company began supplying an upgraded model as an in-car multimedia terminal to a leading automobile company in Japan. Demand has been steadily growing for DVD-equipped car multimedia systems. In response, in fiscal 2004, the Company introduced a new car navigation system series in Japan that incorporates DVD and other AV entertainment features. Overseas, the Company launched new car audio equipment in the North American market, including a rear-seat entertainment system that features a flat-panel, large-screen LCD display with a built-in DVD player, and a digital surround sound car audio system compatible with high-quality DVD audio. Meanwhile, to address the expansion of electronic toll collection (ETC) services in Japan, the Company has been increasing sales of in-car terminals, as well as related infrastructure equipment.

In the area of broadcast-use AV equipment and systems, the DVCPRO series of digital video systems has always been the Company’s flagship product. In fiscal 2004, Matsushita announced an upgraded model, the DVCPRO P2, which is designed to use SD Memory Cards as its recording media. Meanwhile, with the start of terrestrial digital broadcasting in Japan in December 2003, Matsushita supplied digital broadcasting systems, including a compact, light DVCPRO series, to major TV broadcasting stations in Japan. Matsushita’s leading position in the global in-flight AV systems market has been strengthened by continued deliveries of popular AV systems with LCD monitors and advanced personal multimedia systems that allow passengers to enjoy in-flight entertainment and shopping from their seats.

Home Appliances

Matsushita’s principal products in this category include home appliances, such as refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dishwasher/dryers; and household equipment, mainly comprising kitchen fixture systems, electric, gas and kerosene hot water supply equipment, and bath and sanitary equipment. This category also includes healthcare systems, lighting, and environmental systems.

Building upon its position as the leading manufacturer in the Japanese home appliance industry, Matsushita strives to further develop value-added products that address changing and diversifying customer lifestyles, the trend toward an aging population and rapidly growing interest in health and the environment.

In the area of electric home appliances and household equipment, Matsushita in fiscal 2002 was one of the first manufacturers to develop a refrigerator using hydrocarbon refrigerant, which eliminates the use of ozone layer depletive refrigerants. Furthermore, Matsushita introduced an eco-friendly and energy-efficient water heating system that employs a natural refrigerant heat pump and boasts an ozone-depleting coefficient of zero in April 2002. During fiscal 2003, Matsushita introduced a fully automatic clothes washer/dryer, featuring a unique “foam washing” system; a combination steamer/microwave oven; a new series of hydrofluorocarbon (HFC)-free, large inner-capacity refrigerators; and a unique air conditioner that offers the same oxygen concentration indoors as that found in the natural environment. In fiscal 2004, the Company successfully increased its domestic market share in major appliances, as it introduced a user-friendly washer/dryer with a 30-degree tilted drum featuring lower water consumption, an air conditioner incorporating a ventilating function in addition to the above-mentioned unique oxygen charging technology, 200V flameless induction-heating (IH) cooking equipment that is compatible with cooking ware made of any metal, and a new water heating system that uses CO2 as a natural refrigerant and boasts the industry’s highest energy efficiency. Several of these new high-value added products, such as HFC-free refrigerators and air conditioners featuring the oxygen charging technology were also introduced into the Asian market, including China.

Matsushita’s efforts have also been extended to the development of home appliance business using digital networking technologies that will provide customers with solutions for safe, convenient and comfortable living. In fiscal 2004, Matsushita launched a new networked home appliance system that enables customers to control home appliances such as air conditioners, refrigerators, washing machines and microwave ovens through wireless control functions, including the ability to report irregularities or emergencies detected through various sensors.

In the healthcare systems business, in fiscal 2002 Matsushita introduced a Web-based tele-healthcare system that allows patients to measure their vital signs and doctors to remotely access the patient’s information. The Ministry of Health, Labour and Welfare of Japan officially recognized the system to be introduced for medical use. In fiscal 2004, a new system that measures the glucose level quickly and accurately with just a small amount of blood contributed to the Company’s sales increase.

In the lighting business, in fiscal 2003 Matsushita developed an electrodeless ballasted compact fluorescent lamp featuring low power consumption and extended life, and in 2004 the Company began selling a spiral-shaped ballasted compact florescent lamp, which, although the same size as an incandescent lamp, offers greater energy efficiency.

In the environment-related systems business, Matsushita began construction of ventilation facilities for the Hai Van Tunnel in Vietnam in fiscal 2003. In Japan, ventilation systems and equipment that comply with the revised construction standards law to combat “sick house” syndrome contributed to Matsushita’s sales increase in this product category in fiscal 2004. Meanwhile, the Company supplied a wind power generation system to the 2004 Athens Olympics. The Company also introduced the world’s first air purifier with a filter to neutralize allergens in fiscal 2004.

Components and Devices

Major products included in this category are semiconductors, general components, display devices, batteries and electric motors, some of which are incorporated into Matsushita’s finished products and some of which are for sale to other manufacturers.

Matsushita is strengthening businesses in the components and devices category by concentrating efforts on “black-box,” or proprietary, technologies, particularly in the area of semiconductors such as system LSIs, the key to Matsushita’s competitive edge in digital AV and information/communications equipment. The Company is enhancing cooperation between components and devices and finished product divisions from the product development stage to create value chains around them. Matsushita also strives to expand external sales of components and devices to accelerate sales growth and strengthen the earnings base.

Matsushita’s semiconductor business is primarily made up of integrated circuits (ICs), such as metal oxide semiconductor large-scale integration (LSI) circuits and bipolar ICs, discrete devices and image sensor including charge coupled devices (CCDs). Matsushita has been focusing on five main growth businesses, comprising four system LSI fields, namely those for optical disk-related products, digital TVs, mobile communications, and networks and SD Memory Cards, and image sensors. These operations support innovative and competitive products at the Company’s finished product divisions and, as a value chain, the success of these finished products support sales of system LSIs for external customers. In particular, Matsushita has been strengthening development of multifunctional system LSI circuits, which form the basis of digital network-related equipment. Successful results in recent years include system LSI chip sets for DVD players and recorders, MPEG-2 encoder chips and 32-bit microcontrollers with embedded dynamic RAM. In fiscal 2003, Matsushita developed a power-efficient multi-codec system LSI, enabling extended continuous operating time for cellular phones that provide video phone and other video content capabilities, and a new system LSI for digital high-definition television (HDTV) broadcast receivers that accomplishes all back-end processing functions on a single chip. In fiscal 2004, Matsushita began mass production of 0.18-micron FeRAM (ferroelectric random-access memory)-embedded system-on-a chip (SoC), a system LSI for mobile network applications. Meanwhile, Matsushita has also been striving to achieve higher levels of manufacturing process technologies. In April 2002, the Company commenced production of highly integrated 0.13-micron system LSIs primarily for digital AV equipment. Furthermore, Matsushita began construction of a new semiconductor production facility in Japan, installing the cutting-edge 90-nanometer production process for 300mm wafers in May 2004. In the area of image sensors, in October 2003, Matsushita integrated its CCD and camera module businesses, thereby achieving a more effective organizational structure. In February 2004, the Company developed the industry’s smallest image sensor, featuring high picture quality and low power consumption for applications such as camera-equipped cellular phones and AV equipment.

Matsushita manufactures a variety of general components, including capacitors, modules, printed circuit boards, power supply and inductive products, circuit components, electromechanical components and speakers for AV equipment, automotive electronics and information/ communications. In fiscal 2002, Matsushita augmented its range of specialty polymer aluminum electrolytic capacitors, while also developing cutting-edge ultracompact, high-capacitance products in the field of multi-layer ceramic chip capacitors and film capacitors. Furthermore, in fiscal 2003, Matsushita developed three-dimensional integrated circuit modules that help downsize and enhance functionalities of mobile electronic devices and networked appliances. In fiscal 2004, Matsushita expanded sales of high-fidelity speakers for flat-panel TVs, weight sensors for protective airbags and multilayer printed circuit boards. In an effort to achieve growth and enhanced profitability in the general components business, the Company has continued to implement selection and concentration of management resources, especially in capacitor operations.

In the area of display devices, Matsushita manufactures PDPs and CRTs, while production of LCDs has been shifted to a joint venture company created with Toshiba Corporation (Toshiba). Regarding PDPs, Matsushita has boosted its product lineup with the marketing of competitively-priced 37-, 42- and 50-inch units. In fiscal 2004, Matsushita introduced new 37-, 42- and 50-inch high definition PDPs for outstanding picture quality. Matsushita has been strengthening its PDP manufacturing structure through a number of initiatives, including the commencement of panel production at its PDP assembly plant in China in December 2002 and at its new manufacturing facility in Japan in April 2004. Regarding LCD devices, Matsushita and Toshiba combined their respective LCD operations and jointly established Toshiba Matsushita Display Technology Co., Ltd. in April 2002. The joint venture company has added new cutting-edge products, including low-temperature polysilicon LCD panels, to the existing product lineups of LCDs for PCs, cellular phones and TVs. Regarding CRTs, in order to strengthen competitiveness, Matsushita and Toshiba integrated their global CRT operations and launched a new company, Matsushita Toshiba Picture Display Co., Ltd., in April 2003. The new CRT joint venture seeks synergies from the combination of Matsushita and Toshiba’s advanced TV-use CRT product development capabilities and manufacturing technologies. (For additional information on the LCD and CRT joint ventures, see Section A of this Item 4.)

Matsushita is an industry leader in primary batteries, especially dry batteries, and is also expanding its line of rechargeable batteries. Matsushita has increased production of compact, high-performance batteries, such as long-life alkaline batteries and lithium-ion rechargeable batteries, as these products are increasingly used in compact electronic equipment such as DSCs, cellular phones and notebook PCs. In addition, the Company introduced such new long-life compact batteries as nickel manganese batteries in fiscal 2003, and another new high-performance dry battery, that boasts approximately 1.5 times the life and performance of ordinary alkaline batteries in fiscal 2004, for a wide variety of applications, including DSC and portable audio players. To strengthen its competitive position in compact rechargeable batteries, the Company further expanded its lithium-ion battery plant in Osaka in fiscal 2003, and started manufacturing these batteries in China from April 2004 to meet increasing demand from cellular phone manufacturers.

Matsushita’s line of electric motors includes those for information equipment, consumer appliances and factory automation (FA) equipment. In the area of information equipment motors, Matsushita has been an industry leader in vibration motors for cellular phones and polygon mirror scanner motors for laser beam printers. Matsushita is also a major manufacturer of brushless motors for appliances and servo motors for FA equipment. Since fiscal 2003, the Company has implemented restructuring in this business area for concentration of resources into growth areas, such as brushless motors and FA servo motors. In October 2003, Matsushita transferred the HDD-use fluid dynamic bearing motor business to Matsushita Kotobuki Electronics Industries, Ltd., and closed two manufacturing locations in Japan in December of that year. Meanwhile, Matsushita accelerated expansion of operations in China for appliance and FA motors, and also shifted its information equipment motor business excluding brushless motors to a new company jointly established with Minebea Co., Ltd.

JVC

The JVC category represents businesses of Victor Company of Japan, Ltd. and its group companies (JVC). Major products in this category include consumer electronic equipment (such as VCRs, camcorders, TVs, stereo hi-fi equipment, DVD products and other AV products), professional electronic equipment and systems, components, and prerecorded audio and video software and recordable media. These products are sold under “Victor” or “JVC” brand names primarily through JVC’s own sales and distribution networks in Japan and overseas.

Over the last three fiscal years, JVC has placed priority on creating original, high quality products, “Only One” products that incorporate JVC’s market-leading audio and visual technology. These efforts helped JVC to achieve solid sales results in its consumer electronics business in these years.

In the consumer electronics field, JVC’s technological achievements in recent years have included high-definition displays incorporating Digital Image Scaling Technology (D.I.S.T.) and digital high-density storage systems such as D-VHS and DVD recorders/players. Building upon such technological strength, JVC has further worked on enhancing the network connectivity of its mainstay AV products. In fiscal 2002, part of these efforts resulted in market success in such products as a new VHS/DVD- combination deck, DVD players, car AV systems and digital video cameras. In fiscal 2003, continued sales success was achieved in new growth products, such as high definition TVs and PDP TVs. During fiscal 2004, digital technology became more widespread in the consumer electronics industry, and JVC expanded its range of PDP TVs and DVD recorders, and also introduced LCD TVs. During these years, as part of a global manufacturing base realigning program, JVC positioned its Yokohama Plant as the “core mother base” of all worldwide consumer electronics production. JVC also implemented other restructuring initiatives to ready itself for the next phase of growth.

In the professional electronics field, JVC has focused on two categories, the security and presentation systems. As a result, over the last three fiscal years, sales of security systems, that include JVC’s high performance surveillance cameras, recorded consistent growth. During these years, businesses of other professional electronics systems experienced setbacks, with an exception of digital broadcasting equipment, which met rising demand on expansion of digital broadcasting services in Japan.

JVC’s software and media businesses have been operated mainly in Japan. During the last three fiscal years, sales in Japanese music software business fell due to the industry-wide slump. However, JVC released hit records continuously, including CDs from such artists as Keisuke Kuwata and Dragon Ash in fiscal 2002, CDs and DVDs of Keisuke Kuwata and SMAP in fiscal 2003, and albums of the Southern All Stars and SMAP in fiscal 2004. Meanwhile, JVC has been expanding its range of recordable media business, including DVD-RW and Mini DV tapes.

In its new mid-term plan (Leap Ahead 21 plan), JVC positions the consumer electronics business to play a central role in accelerating the company’s growth. Specifically, JVC will focus on display and optical disk products.

Other

Matsushita’s other category includes factory automation (FA) equipment, industrial robots, welding machines, power distribution equipment and other industrial equipment. Matsushita aims to enhance service to its customers through innovative manufacturing processes centered on circuit manufacturing technology. Specifically, responding to trends in more compact digital products, the Company provides optimum solutions in electronic component mounting, fine devices, manufacturing processes, welding machines and robots.

In the area of FA equipment, Matsushita is one of the world’s leaders in placement machines including fine device bonding systems and fine process equipment, and also produces industrial robots. Within the mainstay placement machine, while developing and launching machines with faster processing-speeds and higher functionality, the Company has been building new core businesses by augmenting its lineups of high-growth device bonding systems in recent years. As part of this strategy, Matsushita launched modular placement machines suitable for flexible production styles, such as cell-style production in fiscal 2002, followed by the introduction of modular placement machines that were one of the highest levels of productivity in the industry in fiscal 2003. Furthermore, in fiscal 2004, the Company enhanced growth by strengthening the electronic-parts mounting system business and fine device bonding system business supported by active FA equipment demand from Euro-American Electronics Manufacturing Services (EMS) in China, Taiwan and Korea, and Taiwanese manufacturers’ Original Design Manufacturing (ODM) as a result of increasing demands of digital AV products, such as cellular phones and PCs.

In the area of welding machines, Matsushita introduced a fully digital carbon dioxide/metal active gas automatic welding machine that allows for superior welds over a variety of materials in fiscal 2002, followed by the introduction of a fully digital welding robot in fiscal 2003. In fiscal 2004, Matsushita expanded deliveries of fully digital automatic welding machines and robots, to automobile-related industries.

MARKETING CHANNELS

The table below shows a breakdown of Matsushita’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2004		2003		2002
Japan	3,478	46%	3,454	47%	3,314	47%
North and South America	1,327	18	1,421	19	1,495	21
Europe	1,080	15	1,000	13	839	12
Asia and Others	1,595	21	1,527	21	1,426	20

Total	7,480	100%	7,402	100%	7,074	100%

Sales and Distribution in Japan

In Japan, Matsushita’s products are sold through several sales channels, each established according to the type of products or customers: Sales of consumer and household products are handled or coordinated by relevant corporate sales divisions, such as the Corporate Marketing Division for Panasonic Brand and the Corporate Marketing Division for National Brand, while sales of general electronic components and certain other devices to manufacturers are handled by the Corporate Industrial Marketing & Sales Division, in each case to stay close to respective customers and meet their specific and ever-diversifying needs. For other products, there are also organizations under the direct control of business domain companies that conduct sales and marketing of their own products, mostly to non-consumer customers, such as industrial and business corporations, public institutions, construction companies and governments through their sales offices and subsidiaries or through outside agencies.

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

Overseas Operations

Worldwide, Matsushita has 372 consolidated companies as well as 59 companies which are reflected by the equity method. International marketing and sales of Matsushita’s products are handled mainly through its sales subsidiaries and affiliates located in respective countries or regions in coordination with business domain companies and regional headquarter companies. In some countries, however, marketing and sales are handled through independent agents or distributors, depending on regional characteristics. Additionally, certain products are also sold on an OEM basis and marketed under the brand names of third parties.

Overseas sales represented approximately 54% of the Company’s total consolidated sales in fiscal 2004.

In order to promote global business development, Matsushita has been expanding its overseas manufacturing operations. The Company’s overseas manufacturing is conducted by overseas manufacturing subsidiaries and affiliates under the control of business domain companies in coordination with regional headquarter companies. In April 2003, a new business performance evaluation system was introduced, whereby the performance of each business domain company is now evaluated based on Capital Cost Management (CCM), which measures capital efficiency, and cash flows, on a global consolidated basis, including overseas companies under its control. This provides incentive to each business domain company to further establish globally optimized operational structures.

In recent years, the Company established a globally optimized manufacturing structure, taking into consideration cost and proximity to market as well as social, political and environmental factors. Currently, we view Asia, China and Eastern Europe as critical to this structure. Specifically, Matsushita has focused on China as a large potential market and a production site to supply global as well as Chinese markets. As such, the Company has been enhancing production capacity at its Chinese facilities for such borderless products as DVD players, microwave ovens, compressors and components, as well as such new growth products as PDPs.

Matsushita also places an emphasis on promoting localization of research and development of products and technologies to enhance competitiveness of overseas manufacturing sites. Such endeavors included establishment of a second R&D base in China in fiscal 2003 to speed up local-based product development and to build an optimum global R&D network. In January 2004, Matsushita established a software development site in China to minimize escalating software development costs in areas such as digital consumer electronics. In Asia, the Company established “Panasonic R&D Center Malaysia” in October 2003 as a digital networking multi-media software development base.

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

SEASONALITY OF BUSINESS

The Company’s business has no significant seasonality in terms of sales or profits. However, for the consumer electronics business, the fiscal third quarter (October to December) is normally a peak because it falls in the year-end shopping season in Japan and many overseas markets. Additionally, seasonal appliances, such as air conditioners and refrigerators, have different business cycles, which sales peak in summer. These do not have a material effect upon the Company’s overall operations.

RAW MATERIALS AND SOURCE OF SUPPLY

Matsushita purchases a wide variety of parts and materials from various suppliers in Japan and abroad. The Company applies a multi-sourcing policy —not depending upon any one particular source of supply for any essential item. The Company has also been endeavoring to promote a policy of global optimum purchasing by concentrating order placements to qualified suppliers from all over the world and buying the most competitive parts and materials.

In an attempt to improve operational efficiency and to reduce parts and materials costs, Matsushita has been increasing centralized purchasing at its headquarters for materials commonly used in many product divisions throughout Matsushita, such as steels, plastics, semiconductors, electronic components, while at the same time accelerating the initiatives to standardize parts and materials. Such efforts are coordinated by the Corporate Centralized Purchasing Center established in April 2003. At the business domain companies’ level, an increasing focus has been also paid to the centralized purchasing for the parts and materials commonly used in factories within each business domain company.

For fiscal 2005, to minimize adverse effects of global price increases of raw materials, Matsushita will further strengthen materials cost reduction initiatives including a reduction in the number of parts through the standardization of design, use of “Value Engineering” techniques, and additional cost reduction activities covering indirect auxiliary materials.

PATENT LICENSE AGREEMENTS

Matsushita holds numerous Japanese and foreign patents and utility model registrations for its products, and shares technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers has been increasing year by year. For example, Matsushita’s patents related to MPEG2 technology, which is widely used in digital TVs, are licensed to other companies through MPEG LA LLC. Patents which are essential to DVD technology are licensed as a part of the joint licensing program operated by seven Japanese and U.S. companies. Furthermore, the Company’s patents relating to CD technology are licensed to many manufacturers.

Matsushita is a licensee under various license agreements which cover a wide range of products, including AV products, computers, communications equipment, semiconductors and other components. Matsushita has non-exclusive patent license agreements, with among others, Thomson Licensing Inc. and Thomson Licensing S.A. covering a broad range of its products, including TVs, VCRs, CD players and CD-ROM drives. Matsushita has non-exclusive patent cross-license agreements, with among others, Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Matsushita has non-exclusive patent cross-license agreements with Koninklijke Philips Electronics N.V. covering semiconductor devices, various lamps, cathode-ray and electron tubes and certain other products.

Most of Matsushita’s license and technical assistance agreements are for three- to ten-year periods, unless the agreements cover specific patents to be licensed therein, in which case they are normally for the life of the patent.

The Company considers all of its technical exchange and license agreements beneficial to its operations.

COMPETITION

The markets in which the Company sells its products are highly competitive. Matsushita’s principal competitors, across the full range of its products, consist of several large Japanese and overseas manufacturers and a number of smaller and more specialized companies. Advancements toward a borderless economy have also applied pressure to Japanese manufacturers, including Matsushita, in terms of global price competition, especially from Chinese and Korean manufacturers. To counter this, the Company is devising various measures to enhance its competitiveness, with a focus on the development of differentiated products and cost reduction and efficiency improvements. Such measures include the development of products with Matsushita’s “black-box” or proprietary technologies, innovation of manufacturing processes through the use of information technology, increasing overseas production for optimum manufacturing allocation from a global perspective, and shortening production and distribution lead time through the expansion of SCM in cooperation with several overseas and domestic mass-scale retailers and the introduction of cell-style production, as well as developing joint ventures and other cooperative agreements with domestic and overseas partners.

Also, with the development of digital and networking technologies, competition in terms of the so-called “de facto” standard has become crucial. In response, Matsushita has been strengthening its efforts toward alliances with leaders not only in the electronics industry but also the software, devices, broadcasting, communications services and other diverse industries.

GOVERNMENT REGULATIONS

Like other electronics manufacturers, Matsushita is subject to government regulations related to the environment.

Matsushita has established an efficient system to collect and recycle end-of-life home appliance, comprising air conditioners, TVs, refrigerators, washing machines and PCs in compliance with the Japanese Law for Recycling of Specified Kinds of Consumer Electric Goods (the Recycling Law) effective April 1, 2001. The Company also established the Matsushita Eco Technology Center Co., Ltd. not only for dismantling used products and recycling scrapped materials, but also for research and development of recycling technology. Likewise, Matsushita, as the leader in the domestic home electric and electronic equipment industry, has been consistently working on environmental protection initiatives that appropriately meet the standards set forth in the Recycling Law or other relevant laws or regulations, including those regarding water and land-soil anti-pollution.

In January 2003, the Company announced that disposed electric equipment that contained polychlorinated byphenyls (PCB) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility in Japan. The applicable laws in Japan require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company estimated the total cost of approximately 8 billion yen for necessary actions, such as investigating whether the PCB equipment is buried at the facilities, including excavations, and maintaining and disposing the PCB equipment that is already discovered, which amount has been accrued since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

In Europe, two environmental directives went into force in February 2003 and 25 member states are currently drawing up their state laws. One of these directives is the WEEE Directive designed to promote the recycling of electric and electronic equipments, and the other is the RoHS Directive that practically prohibits the use of six specified hazardous substances (Lead, Mercury, Cadmium, Hexavalent chromium, Polybrominated biphenyls, Polybrominated diphenyl ethers) in products. Matsushita is carrying out its compliance programs not only to meet the requirements of these two directives but also to establish cost efficient systems that will further enhance its competitive edge.

Following in the footsteps of these EU directives, an increasing number of recycling and hazardous substance-related legislations are being enacted worldwide. Based on its corporate policy of “contributing to the coexistence with the global environment,” Matsushita is implementing appropriate measures to address these legislations at each business domain company and in each region.

The Company is subject to a number of other government regulations in Japan and overseas, but overall, it presently manages to operate its business without any significant difficulty or financial burden in coping with them.

C.	Organizational Structure

In order to maintain production, sales and service activities effectively in broad business areas as a comprehensive electronics manufacturer, Matsushita has been operating under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on Groupwide strategic functions. In January 2003, Matsushita launched a new business domain-based organizational structure, and introduced new Group management control systems from April 1, 2003. Under this new structure, each business domain company, either an internal divisional company of the parent company or a subsidiary, takes full responsibility for R&D, manufacturing and sales in its own business area, thereby establishing an autonomous management structure that expedites self-completive business operations to accelerate growth.

Principal divisional companies and subsidiaries as of March 31, 2004 are as listed below:

(1)	Internal divisional companies of Matsushita Electric Industrial Co., Ltd.:

Name of internal divisional company
Semiconductor Company
Panasonic AVC Networks Company
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Matsushita Home Appliances Company
Packaged Air-Conditioner Company
Healthcare Business Company
Lighting Company
Motor Company

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
Panasonic Communications Co., Ltd.	100.0%
Matsushita Electronic Components Co., Ltd.	100.0
Panasonic Mobile Communications Co., Ltd.	100.0
Panasonic Factory Solutions Co., Ltd.	100.0
Matsushita Ecology Systems Co., Ltd.	100.0
Matsushita Refrigeration Company	100.0
Matsushita Battery Industrial Co., Ltd.	100.0
Matsushita Kotobuki Electronics Industries, Ltd.	100.0
Matsushita Industrial Information Equipment Co., Ltd.	100.0
Victor Company of Japan, Ltd.	52.6

(3)	Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Matsushita Electric Corporation of America	U.S.A.	100.0%
Matsushita Electric Europe (Headquarters) Ltd.	U.K.	100.0
Panasonic Mobile & Automotive Systems Czech s.r.o.	Czech	100.0
Matsushita Electric Asia Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Singapore Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Kuala Lumpur Malaysia Sdn. Bhd.	Malaysia	100.0
Matsushita Electric (Taiwan) Co., Ltd.	Taiwan	69.8
Matsushita Electric (China) Co., Ltd.	China	100.0
Guangzhou Matsushita Air-Conditioner Co., Ltd.	China	67.8

Note:	Matsushita’s consolidated financial statements as of March 31, 2004 comprise the accounts of 372 consolidated companies, with 59 companies reflected by the equity method.

D.	Property, Plants and Equipment

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. The Company considers all of its factories well maintained and suitable for current production requirements.

The following table sets forth information as of March 31, 2004 with respect to manufacturing facilities:

Location	Floor Space (thousands of square feet)	Principal Products Manufactured
Osaka	8,693	VCRs, PDP TVs, DVD products, audio equipment, washing machines, other home appliances, information equipment, industrial equipment, components, batteries, kitchen fixtures.
Kanagawa	3,711	Communications, information and measuring equipment, VCRs, audio equipment, car AV equipment, compact discs, refrigerators, batteries.
Shiga	3,535	Air conditioners, refrigerators, compressors, vacuum cleaners.
Tochigi	1,798	TVs, TV picture tubes, information equipment.
Nara	1,948	Home appliances, gas and kerosene equipment, and DVD discs.
Okayama	1,982	VCRs, components, magnetic tapes and discs.
Kyoto	1,975	Semiconductors, components.
Ibaraki	590	Magnetic tapes.
Shikoku	2,811	VCRs, information equipment, home appliances.
Kyushu	3,285	Information and communications equipment, components, industrial equipment.
North America	6,968	TVs, home appliances, VCRs, DVD discs, car audio equipment, communications equipment, components, batteries.
Europe	3,899	VCRs, PDP TVs, TVs, audio equipment, car audio equipment, home appliances, components, information and communications equipment.
Asia (excluding China)	19,297

TVs, VCRs, DVD products, audio equipment, air conditioners, refrigerators, other home appliances, components, semiconductors, information and communications equipment, industrial equipment, compressors, batteries.

China	7,226

TVs, PDP TVs, DVD products, audio equipment, air conditioners, washing machines, other home appliances, car audio equipment, communications equipment, semiconductors, industrial equipment, compressors, components, batteries.

Other	16,235	Home appliances, industrial equipment, components, semiconductors, video and audio equipment, batteries, information and communications equipment.

Total	83,953

Substantially all of the above facilities and properties are fully owned by the Company.

In addition to its manufacturing facilities, Matsushita’s properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 8.7 million square feet, research and development facilities with an aggregate floor space of approximately 6.0 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 10.1 million square feet, and administrative offices with an aggregate floor space of approximately 22.0 million square feet.

As of March 31, 2004, Matsushita leased approximately 19.0 million square feet of floor space, most of which was for sales office space.

Substantially all of Matsushita’s properties are free of material encumbrances and Matsushita believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2004, there was no material problem, regarding both the productive capacity and the extent of utilization of the Company’s properties.

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

For fiscal 2005, the Company will make a capital investment of approximately 340 billion yen, for the purpose of production of new products and enhancement of production capacity and efficiency with a focus on such areas as AV and information and communications equipment (approximately 93 billion yen), and electronic components and devices including semiconductors and key devices (approximately 132 billion yen).

The investments stated above will be funded mainly through internal sources.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

Matsushita is one of the world’s leading producers of electronic and electric products. Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of Matsushita’s products are marketed under “Panasonic,” its principle brand name, and several other brand names, including “National,” “Technics,” “Quasar,” “Victor” and “JVC.” Matsushita divides its businesses into five segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes home appliances and household equipment. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

Matsushita’s results of operations and financial condition are affected by the economic environment in the markets in which it conducts its business, including Japan, other countries in Asia, the United States and Europe, as well as by fluctuations of exchange rates between the Japanese yen, the currency used in Matsushita’s financial statements, and other key currencies in which Matsushita receives revenues for sales of its products overseas, primarily the U.S. dollar and the euro.

Economic environment

The Japanese economy over the last three fiscal years was generally characterized by uncertainty and slow growth following the long continued stagnancy in the 1990’s. In the year ended March 31, 2002, economic growth in Japan slowed from the preceding year’s temporary recovery, due to sluggish consumer spending and exports, along with setbacks in demand for information technology (IT) and related products. In the first half of the year ended March 31, 2003, the Japanese economy showed signs of a pickup, with a revival in exports and consumer spending growth. The economic recovery, however, did not last long, and the second half of that year again met stagnant consumer spending and a decline in exports. In the year ended March 31, 2004, economic growth in Japan showed moderate improvement as a result of rising exports and increased capital investment. Reflecting the aforementioned factors, Japan’s real gross domestic product showed instability but slight signs of recovery from the worst period, recording a 1.2% decrease in fiscal 2002, a 1.1% increase in fiscal 2003, and a 3.3% increase in fiscal 2004.

Overseas, the U.S. economy showed signs of a recovery in the year ended March 31, 2002, and its moderate growth continued in the year ended March 31, 2003, despite the war in Iraq. During the same period, growth of Asian economies was somewhat slow, except for China, and European economies also experienced slow growth. In the year ended March 31, 2004, the overseas economy was generally favorable owing to the continuously steady advances in the U.S. and Chinese economies, although post-war Iraq and other unstable factors remained.

During the three-year period ended March 31, 2004, Japan experienced deflation due mainly to sluggish consumer spending and an increased inflow of products manufactured in low-cost countries. The consumer price index in Japan declined 1.0% in the year ended March 31, 2002 and declined 0.6% again in the year ended March 31, 2003. In the year ended March 31, 2004, the consumer price index continued to fall, recording a decline of 0.2%. This deflationary trend has been reflected in the declining prices of goods and services in Japan, putting pressure on the earnings of Japanese businesses.

Condition of foreign currency exchange rates and Matsushita’s policy

Foreign currency exchange rates fluctuated during the three-year period ended March 31, 2004. In the year ended March 31, 2002, the Japanese yen weakened against the U.S. dollar and the euro. In the following two years, the yen strengthened against the U.S. dollar but weakened against the euro. In order to alleviate the effects of currency-related transaction risks, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also increased matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operation’s functional currency.

Initiatives implemented by Matsushita

In the face of the aforementioned severe economic environment, Matsushita introduced, in April 2001, its mid-term business plan, Value Creation 21, which covered the three-year period ended March 31, 2004. Under the theme “Deconstruction and Creation” of the plan, the Company implemented a variety of major Companywide restructuring initiatives to transform itself into a “lean and agile Matsushita” and, from the year ended March 31, 2003 (fiscal 2003), gradually shifted its focus to growth strategies, which include the development and introduction of differentiated products, such as “V-products,” the launch of a business domain-based Groupwide organizational structure and the expansion of overseas operations as a “growth engine” for the entire Company. In fiscal 2004, Matsushita continued to carry out business domain-based restructuring initiatives, while accelerating its growth strategies. (For details of the Value Creation 21 plan, see Section A of Item 4.)

Summary of operations

Matsushita’s consolidated sales and earnings results during the last three fiscal years, reflecting the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2002, net sales declined 9.1% to 7,074 billion yen. Although sales of video and audio equipment in the AVC Networks category rose, reflecting steady growth in digital AV equipment, sales in almost all other sectors dropped from the previous year. Specifically, information and communications equipment in the AVC Networks category and products in the Components and Devices category were negatively affected by a worldwide downturn in IT-related industries. A global setback in corporate capital investment also caused a steep fall in sales of FA and other industrial equipment. In addition to these sales declines, the Company incurred various restructuring expenses under the Value Creation 21 plan, including 164 billion yen related to employment restructuring programs, such as additional retirement allowances for special early retirement programs, 86 billion yen related to business restructuring expenses for the closure/integration of several manufacturing sites. Furthermore, Matsushita incurred a write-down of 92 billion yen on investments. Reflecting these adverse factors, along with corporate tax effects and a decrease in minority interests due to negative earnings of certain subsidiaries, the Company incurred a net loss of 428 billion yen.

In fiscal 2003, net sales increased 4.6% to 7,402 billion yen, led by video and audio equipment in the AVC Networks category and products in the Components and Devices category, largely on the success of V-products developed through integration of Matsushita’s Groupwide technological resources. Despite the positive effects on earnings of this sales increase and the previous year’s employment and business restructuring, the Company incurred a net loss of 19 billion yen, due in part to a write-down on investment securities, equity losses caused by losses of certain associated companies and losses related to adjustments of net deferred tax assets necessitated by the introduction of a pro-forma standard corporate taxation system in Japan.

In fiscal 2004, net sales increased 1.1% to 7,480 billion yen, led by strong sales of V-products, particularly digital AV products, cellular phones and factory automation (FA) equipment, which were sufficient to offset sales declines in the Components and Devices and JVC categories. The sales increase positively affected earnings. In addition, Matsushita recorded a 72 billion yen gain from the transfer to the Japanese government of the substitutional portion of Japanese Welfare Pension Insurance (JWPI) that the Company and certain of its subsidiaries operated on behalf of the Japanese government. Meanwhile, Matsushita incurred restructuring charges of 45 billion yen for early retirement programs at certain domestic group companies, and losses of 52 billion yen on valuation of investment securities, mainly stocks of affiliated companies. Reflecting all these factors, and despite an increase in minority interests due to improved earnings of certain subsidiaries and equity losses of certain associated companies, the Company recorded a net income of 42 billion yen.

Key performance indicators

The following are performance measures that Matsushita believes are key indicators of its business results for the last three fiscal years.

	Yen (billions) (%)
	Fiscal year ended March 31,
	2004	2003	2002
Net sales	7,480	7,402	7,074
Income (loss) before income taxes to net sales ratio	2.3%	0.9%	(7.6)%
Research and development costs to net sales ratio	7.7%	7.4%	8.0%
Total assets	7,438	7,835	7,768
Stockholders’ equity	3,452	3,178	3,248
Stockholders’ equity to total assets ratio	46.4%	40.6%	41.8%
Capital investment	271	251	320
Free cash flow	404	687	38

Matsushita defines “Capital investment” as purchases of property, plant and equipment on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. Matsushita has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to investors to present accrual basis capital investments in addition to the cash basis information in its consolidated cash flow statement.

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment and intangible and other assets:

	Yen (billions)
	Fiscal year ended March 31,
	2004	2003	2002
Purchases of property, plant and equipment shown as capital expenditures in consolidated statements of cash flows	276	247	342
Effects of timing difference between acquisition dates and payment dates	(5)	4	(22)

Capital investment	271	251	320

Matsushita defines “Free cash flow” as the sum of net cash provided by operating activities and net cash used in investing activities. Matsushita has included the information concerning free cash flow because its management uses this indicator, and it believes that such indicator is useful to investors, to assess its cash availability after financing of its capital projects.

The following table shows a reconciliation of free cash flow to net cash provided by operating activities:

	Yen (billions)
	Fiscal year ended March 31,
	2004	2003	2002
Net cash provided by operating activities	489	698	113
Net cash used in investing activities	(85)	(11)	(75)

Free cash flow	404	687	38

Consolidation of Matsushita Electric Works, Ltd. and PanaHome Corporation

As outlined in Section A of Item 4 and further discussed in Section D of this Item 5, on April 1, 2004, Matsushita increased its holding of shares of common stock of Matsushita Electric Works, Ltd. (MEW) from 31.8% to 51.0%, and MEW became a consolidated subsidiary of Matsushita. Also, as a result of that acquisition, PanaHome Corporation (PanaHome), in which Matsushita and MEW each own a 27.0% equity ownership, became a consolidated subsidiary of Matsushita, with Matsushita owning a 54.0% equity ownership. For fiscal periods starting on or after April 1, 2004, beginning with the first quarter of fiscal 2005, these two companies and their respective group companies are fully consolidated in Matsushita’s consolidated financial statements. Also, for fiscal periods starting on or after April 1, 2004, for financial reporting purposes, Matsushita has created the new business segment “MEW and PanaHome” for the business of MEW, PanaHome and their respective group companies.

Details of Matsushita’s consolidated sales and earnings results were as follows:

Year ended March 31, 2004 compared with 2003

(1)	Sales

Consolidated net sales for fiscal 2004 increased 1.1% to 7,480 billion yen, from 7,402 billion yen in the previous year. As mentioned earlier, the business environment during fiscal 2004 remained unstable but overall economic conditions began to show signs of a moderate recovery. Amid these circumstances, Matsushita aimed to increase sales and enhance profitability through the launch of a new series of competitive V-products, particularly those in the digital AV equipment area. The Company also expanded simultaneous global product introductions as a means of increasing market share and securing profits at an early stage in product life cycles. As a result of these initiatives, consolidated sales marked gains, led by strong sales of V-products, particularly in the areas of digital AV equipment, cellular phones and FA equipment, which were sufficient to offset sales declines in the Components and Devices, and JVC categories.

Domestic sales edged up 0.7% to 3,478 billion yen. Although sales of products in the Home Appliances, Components and Devices, and Other categories remained at the same level as, or below the previous year, sales of products in the AVC Networks category, especially flat-panel TVs, DVD equipment and automotive electronics increased. Overseas sales were 4,002 billion yen, up 1.4% when translated into yen and up 4.0% on a local currency basis, with sales increases recorded in the AVC Networks, Home Appliances and Other categories.

(2)	Other Revenues (Revenue excluding Net Sales)

Other revenues include interest income, dividends received, and other miscellaneous income. Of these, interest income decreased 12.1% to 20 billion yen, and dividends received increased 21.5% to 5 billion yen. In addition, Matsushita recorded a 72 billion yen non-recurring gain from the transfer to the Japanese government of the substitutional portion of JWPI, following the enactment of changes to the Welfare Pension Insurance Law. The Company believes this transfer has reduced the risks of managing plan assets related to the substitutional portion of JWPI. (For further details, see Note 10 of the Notes to Consolidated Financial Statements.) Other income totaled 60 billion yen, a 7.9% decrease from fiscal 2003 when the Company recorded a one-time gain from the sale of Panasonic Disc Services Corporation.

(3)	Costs and Expenses

Despite the increase in net sales, cost of sales decreased 0.2% to 5,313 billion yen, reflecting a success in reducing materials costs. Selling, general and administrative expenses edged up 1.0% to 1,971 billion yen due mainly to an increase in research and development costs. Meanwhile, interest expense decreased 15.4% to 28 billion yen, owing to a reduction in the Company’s borrowings. Other deductions increased 32.2% to 154 billion yen. Other deductions in fiscal 2004 include restructuring charges of 45 billion yen for early retirement programs at certain domestic group companies, 20 billion yen of other expenses associated with the closure/integration of manufacturing locations. Under the newly inaugurated business domain-based organizational structure, several Group companies carried out closure/integration for certain of their facilities that suffered losses from operation. Expenses for these restructuring activities were paid or settled in fiscal 2004 and no liability existed as of March 31, 2004. The Company also incurred 12 billion yen for impairment losses on fixed assets, and a write-down of 52 billion yen on investment securities, mainly stocks of affiliated companies. (For further details, see Notes 4, 5, 7 and 8 of the Notes to Consolidated Financial Statements.)

(4)	Income before Income Taxes

As a result of the above-mentioned factors, income before income taxes increased 147.9% to 171 billion yen, compared with 69 billion yen in fiscal 2003. Its ratio to net sales increased 1.4% to 2.3%, compared with 0.9% in the previous year.

(5)	Provision for Income Taxes

Provision for income taxes amounted to 99 billion yen, compared with 71 billion yen in the previous year. Its ratio to income before income taxes decreased to 57.7%, from 103.4% a year ago. This drop is caused mainly by a decrease in adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax laws on the introduction of a new pro-forma standard taxation system in Japan, as well as a decrease in valuation allowance allocated to income tax expenses.

(6)	Minority Interests

Minority interests increased to 20 billion yen for fiscal 2004, compared with 6 billion yen in fiscal 2003, reflecting the earnings improvements of several subsidiaries.

(7)	Equity in Earnings (Losses) of Associated Companies

Equity in losses of associated companies decreased to 11 billion yen, from the previous year’s 12 billion yen, due mainly to improved earnings or decreased losses at certain associated companies.

(8)	Net Income (Loss)

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net income of 42 billion yen for fiscal 2004, compared with a net loss of 19 billion yen in the previous fiscal year.

(9)	Results of Operations

Results of operations by business segment for fiscal 2004, as compared with the previous fiscal year, were as follows*:

*	As described in Note 19 of the Notes to Consolidated Financial Statements, from fiscal 2004, the Company changed its business segment classifications to five new segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other. Prior year figures have been restated to reflect this change.

	Yen (billions)
	2004	2003
		(Restated)	Percent change
Sales:
AVC Networks	3,840	3,668	4.7%
Home Appliances	1,223	1,197	2.1
Components and Devices	1,660	1,710	(2.9)
JVC	819	852	(3.8)
Other	949	819	15.8
Eliminations	(1,011)	(844)	—

Total	7,480	7,402	1.1%

Segment profit:
AVC Networks	129	83	55.9%
Home Appliances	53	45	16.6
Components and Devices	50	31	60.5
JVC	25	22	12.9
Other	15	13	12.7
Corporate and eliminations	(77)	(67)	—

Total	195	127	54.5%

Sales in the AVC Networks segment increased 4.7% to 3,840 billion yen, from 3,668 billion yen in the previous fiscal year. Within this segment, sales of video and audio equipment increased, due mainly to growth in sales of such digital AV products as flat-panel TVs and DVD recorders, which more than offset declines in CRT TVs, VCRs and audio equipment. Sales of information and communications equipment also increased owing mainly to strong sales of automotive electronics and cellular phones, although sales of fixed-line telephones and facsimile machines decreased.

With respect to this segment, profit increased from 83 billion yen for fiscal 2003, to 129 billion yen for fiscal 2004. This increase was attributable mainly to higher sales in digital AV equipment, cellular phones and car electronics equipment, as well as positive effects of cost rationalization efforts.

Sales of Home Appliances increased 2.1% to 1,223 billion yen. Certain seasonal products recorded sales declines in Japan, but these were offset by solid sales of products such as washing machines, dishwashers and ventilation fans.

Profit in this segment rose 16.6% from 45 billion yen for fiscal 2003, to 53 billion yen for fiscal 2004. This increase was due mainly to the successful introduction of new value-added products and overseas sales growth, combined with the effects of various rationalization efforts.

Sales of Components and Devices decreased 2.9% to 1,660 billion yen. While semiconductor sales recorded solid gains, led by system LSIs for digital AV equipment, sales declines in general components and electronic tubes led to lower sales overall in this segment.

With respect to this segment, profit increased from 31 billion yen for fiscal 2003, to 50 billion yen for fiscal 2004, owing largely to positive effects through the increased plant operating rate on higher sales in semiconductors, which more than offset the negative effects of decreased sales and price declines in general components and certain other product lines.

Sales of JVC were 819 billion yen, down 3.8% from the previous year. Despite sales increases of flat-panel TVs and DVD recorders, overall sales of consumer electronics in Japan and the Americas declined, particularly in such products as CRT TVs and VCRs.

With respect to this segment, profit increased from 22 billion yen for fiscal 2003, to 25 billion yen for fiscal 2004, owing to such factors as a reduction in materials procurement costs and a decrease in personnel and other fixed costs, despite the decrease in sales and the effects of price declines.

Sales in the Other segment were 949 billion yen, up 15.8% from the previous year. FA equipment, especially modular placement machines increased overseas.

With respect to this segment, profit increased from 13 billion yen for fiscal 2003, to 15 billion yen for fiscal 2004, owing to sales increases of FA equipment.

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

Domestic sales increased 4.2% to 3,454 billion yen, with growth achieved in all major product categories. The AVC Networks category, especially video and audio equipment, and the Components and Devices category, especially devices for digital AV equipment, led the sales increases in Japan. Overseas sales were 3,948 billion yen, up 5.0% when translated into yen and up 4.3% on a local currency basis, with sales increases recorded in all major product categories, except for information and communications equipment of the AVC Networks category.

(2)	Other Revenues (Revenue excluding Net Sales)

Other revenues include interest income, dividends received and other income. Of these, interest income decreased 35.2% to 22 billion yen, and dividends received also decreased 45.2% to 5 billion yen. Other income increased 19.4% to 65 billion yen due mainly to a gain from the sale of Panasonic Disc Services Corporation.

(3)	Costs and Expenses

Despite the increase in net sales, cost of sales remained mostly flat, increasing only 0.2% to 5,324 billion yen, and selling, general and administrative expenses edged down 0.5% to 1,952 billion yen. Meanwhile, interest expense decreased 27.2% to 33 billion yen, owing to a reduction in the Company’s borrowings. Other deductions also decreased 70.2% to 116 billion yen, reflecting substantially reduced restructuring charges compared with the previous fiscal year. Other deductions in fiscal 2003 include 12 billion yen expensed as additional retirement allowances for early retirement programs of a domestic subsidiary and a write-down of 53 billion yen on investment securities. The expenses for these early retirement programs were paid or settled during fiscal 2003 and no liability existed as of March 31, 2004. In the previous fiscal year, Matsushita implemented aforementioned Companywide structural reforms to increase profitability and efficiency. In the process of these structural reforms, the Company incurred other deductions of 164 billion yen related to employment restructuring programs, such as additional retirement allowances for special early retirement programs, and 86 billion yen related to business restructuring expenses, such as impairment losses and other expenses associated with the closure or integration of several manufacturing locations. The expenses for these activities were paid or settled through fiscal 2003 and no liability existed as of March 31, 2004. The Company also recorded a write-down of 92 billion yen on investment securities during fiscal 2002. (For further details, see Notes 5, 7 and 15 of the Notes to Consolidated Financial Statements.)

(4)	Income (Loss) before Income Taxes

As a result of the above-mentioned factors, income (loss) before income taxes turned to an income of 69 billion yen, compared with a pretax loss of 538 billion yen in fiscal 2002.

(5)	Provision for Income Taxes

Provision for income taxes amounted to an expense of 71 billion yen, compared with a benefit of 53 billion yen in the previous year. Its ratio to income (loss) before income taxes increased to 103.4% of pretax income, from 9.9% of pretax loss a year ago. This increase is caused mainly by adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax laws on the introduction of a new pro-forma standard taxation system in Japan, as well as an increase in valuation allowance allocated to income tax expenses.

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

(9)	Results of Operations

Results of operations by business segment for fiscal 2003, as compared with fiscal 2002, were as follows*:

*	As mentioned above, the Company changed its business segment classifications in fiscal 2004. Accordingly, the following prior year figures are presented on a restated basis to reflect this change.

	Yen (billions)
	2003 (Restated)	2002 (Restated)	Percent change
Sales:
AVC Networks	3,668	3,509	4.5%
Home Appliances	1,197	1,171	2.3
Components and Devices	1,710	1,535	11.4
JVC	852	835	2.0
Other	819	725	12.9
Eliminations	(844)	(701)	—

Total	7,402	7,074	4.6%

Segment profit (loss):
AVC Networks	83	(36)	—%
Home Appliances	45	33	38.7
Components and Devices	31	(96)	—
JVC	22	(12)	—
Other	13	(32)	—
Corporate and eliminations	(67)	(56)	—

Total	127	(199)	—%

AVC Networks sales increased 4.5% to 3,668 billion yen, from 3,509 billion yen in the previous year. This increase was due mainly to sharp growth in sales of digital AV equipment, such as flat-panel TVs and DVD recorders, and automotive electronics products, as well as strong sales of cellular phones overseas, although sales of PC peripherals and audio equipment overseas waned.

With respect to this segment, profit increased from a loss of 36 billion yen for fiscal 2002, to a profit of 83 billion yen for fiscal 2003. The sharp increase in segment profit was attributable mainly to higher sales in video and audio equipment, particularly digital AV equipment, and the improvement in communications equipment, as well as positive effects of the previous year’s restructuring initiatives.

Sales of Home Appliances increased 2.3% to 1,197 billion yen. Weak consumer spending and lower housing investment led to falling overall demand and a generally severe market in Japan. However, through the introduction of new products, Matsushita recorded increased domestic sales. In addition, an upturn in overseas sales also contributed to the overall sales increase in this segment. By product line, refrigerators, vacuum cleaners and microwave ovens supported domestic growth, while overseas sales increases were led by growth in air conditioners and refrigerators.

Profit in this segment rose 38.7% from 33 billion yen for fiscal 2002, to 45 billion yen for fiscal 2003. This was due mainly to the successful introduction of new products and overseas sales increases, combined with the effects of various restructuring initiatives.

Sales of Components and Devices increased 11.4% to 1,710 billion yen. Sales of product lines, such as general electronic components and semiconductors, driven by V-products, showed strong growth in both the Japanese and overseas markets, and contributed to double-digit growth for this product segment as a whole.

With respect to this segment, profit increased from a loss of 96 billion yen for fiscal 2002, to a profit of 31 billion yen for fiscal 2003, principally owing to increased sales of components and devices for digital AV equipment and mobile communications equipment, combined with the effects of restructuring initiatives implemented in the previous fiscal year.

Sales of JVC were 852 billion yen, up 2.0% from the previous year. Despite sales decreases of digital video cameras and DVD players in the Americas, sales of AV equipment such as digital video cameras and TVs in Europe and Japan increased.

Profit in this segment increased from a loss of 12 billion yen for fiscal 2002, to a profit of 22 billion yen for fiscal 2003, owing mainly to such factors as sales increases and materials cost reduction.

Sales of Other were 819 billion yen, up 12.9% from the previous year. Sales of FA equipment centered on modular placement machines led the growth.

With respect to this segment, profit improved from a loss of 32 billion yen for fiscal 2002, to a profit of 13 billion yen for fiscal 2003, reflecting the sales gains mentioned above and positive effects of restructuring initiatives.

B.	Liquidity and Capital Resources

Matsushita’s Policy on Financial Position and Liquidity

As its basic policy, Matsushita has long placed emphasis on maintaining sound balance sheets, and on generating as much available funding as possible from internal sources through efforts to raise the operational efficiency or asset turnover ratios, so as not to overly rely on external fund raising. This conservativeness is exemplified in the tradition of maintaining the ratio of stockholders’ equity to total assets at a relatively high level and keeping a large cash balance. The ratio of stockholders’ equity to total assets as of March 31, 2004 stood at 46.4%, and the total of short-term borrowings and long-term debt was 751 billion yen as of March 31, 2004, down from 922 billion yen a year ago. Cash balance (the total of cash and cash equivalents of 1,275 billion yen plus time deposits with a maturity of more than three months of 170 billion yen) also remained at the relatively high level of 1,445 billion yen as of March 31, 2004, although it decreased from the year-earlier 1,563 billion yen (the total of cash and cash equivalents of 1,167 billion yen plus time deposits of 396 billion yen).

In order to facilitate access to global capital markets, Matsushita obtains credit ratings from the world’s two leading credit rating agencies, Moody’s Investors Service, Inc. (Moody’s) and Standard & Poor’s Rating Services (S&P). In addition, Matsushita maintains credit ratings from Rating and Investment Information, Inc. (R&I), a rating agency nationally recognized in Japan, primarily for access to the Japanese capital markets. As of March 31, 2004, Matsushita’s debt ratings are: Moody’s: Aa3(long-term); S&P: A+(long-term, outlook: stable), A-1(short-term); and R&I: AA+(long-term), a-1+(short-term).

Within the rating classification system of R&I, “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding debt repayment,” with a plus (+) sign added to a rating in that category to indicate an especially high degree of certainty regarding debt repayment; and “AA” is the second highest of nine categories for long-term debt and indicates “a very high degree of certainty regarding debt repayment,” with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

Matsushita believes that its credit ratings include the rating agencies’ assessment of the general operating environment, its positions in the markets in which it competes, reputation, movements and volatility in its earnings, risk management policies, liquidity and capital management. An adverse change in any of these factors could result in a reduction of Matsushita’s credit ratings, and that could, in turn, increase its borrowing costs and limit its access to the capital markets or require it to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations.

With the above-mentioned cash balance, combined with the generally high credit ratings from leading credit rating agencies, Matsushita believes that it has sufficient sources of liquidity for either working capital or long-term investment needs.

As of March 31, 2004, the outstanding balance of short-term borrowings totaled 290 billion yen, and long-term debt was 461 billion yen. Matsushita’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

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

Furthermore, with the launch of the business domain-based Groupwide organizational structure in early 2003, Matsushita has revised its system of evaluating the business performance of operating divisions (now, business domain companies), effective April 1, 2003. The system now used is based on two results-based standards, namely Capital Cost Management (CCM), which measures capital efficiency, and cash flows, which represents a company’s ability to generate cash. Both of these standards, that are deemed to share interests with investors, are applied to each business domain company’s performance on a global consolidated basis. Regarding cash flows, Matsushita uses free cash flow as an important indicator to evaluate its performance.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2004 Financial Position and Liquidity

The Company’s consolidated total assets as of the end of fiscal 2004 decreased to 7,438 billion yen, compared with 7,835 billion yen at the end of fiscal 2003. The decrease was mainly the result of increased capital efficiency achieved through the reduction of assets such as trade receivables and property, plant and equipment, and a decrease of deferred tax assets included in other assets.

Regarding liabilities, the balance of retirement and severance benefits decreased as a result of the transfer to the Japanese government of the substitutional portion of JWPI mentioned earlier.

Stockholders’ equity increased to 3,452 billion yen, compared with 3,178 billion yen at the end of fiscal 2003. This increase was due mainly to a decrease in minimum pension liability adjustments, owing to the factors related to retirement and pension programs. (For further details, see Note 10 of the Notes to Consolidated Financial Statements.) Furthermore, an increase in unrealized holding gains on available-for-sale securities, which resulted in a decrease in accumulated other comprehensive loss, also affected the increase in stockholders’ equity, despite an increase in the negative balance of cumulative translation adjustments caused by the appreciation of the Japanese yen. Stockholders’ equity to total assets ratio increased 5.8% to 46.4% from 40.6% at the end of fiscal 2003. In addition, Matsushita again repurchased its own shares, as an integral part of the Company’s financial strategy to improve shareholder value.

Capital investment (excluding intangibles) during fiscal 2004 totaled 271 billion yen, an increase of 7.9% from the previous fiscal year’s total of 251 billion yen. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measure, see “Overview—Key performance indicators” in Section A of this Item 5.) Matsushita curbed capital investment in a number of business areas, in line with increasing management emphasis on cash flows and capital efficiency. Matsushita did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key components and devices as semiconductors, PDPs and other strategic areas.

Depreciation (excluding intangibles) during the fiscal year fell to 254 billion yen, compared with 283 billion yen in the previous fiscal year.

Net cash provided by operating activities in fiscal 2004 amounted to 489 billion yen, compared with 698 billion yen in the previous fiscal year. This decrease, despite the improvement in net income, was attributable mainly to an increase in inventories to meet anticipated strong demand for digital AV products related to the 2004 Olympic games and the non-cash gain from the aforementioned transfer to the Japanese government of the substitutional portion of JWPI included in net income. Net cash used in investing activities amounted to 85 billion yen, compared with 11 billion yen in fiscal 2003, due mainly to a decrease in proceeds from disposition of investments and advances and an increase in investment and advances, despite a decrease in time deposits. Net cash used in financing activities was 273 billion yen, compared with 443 billion yen in fiscal 2003. This was attributable mainly to smaller decreases in short-term borrowings, and decreases in repayments of long-term debt and in repurchases of the Company’s common stock. All these activities, compounded by the effect of exchange rate fluctuations, resulted in a net increase of 108 billion yen in cash and cash equivalents during fiscal 2004. Cash and cash equivalents at the end of fiscal 2004 totaled 1,275 billion yen, compared with 1,167 billion yen a year ago. These are held primarily in yen (72%), U.S. dollars (7%) and Euro (4%).

Free cash flow in fiscal 2004 amounted to 404 billion yen, compared with 687 billion yen in fiscal 2003. (For a reconciliation of free cash flow to the most directly comparable U.S. GAAP financial measure, see “Overview—Key performance indicators” in Section A of this Item 5.)

Commitments for Capital Expenditures

As of March 31, 2004, commitments outstanding for the purchase of property, plant and equipment amounted to 16 billion yen.

C.	Research and Development

Matsushita considers research and development (R&D) to be a key factor in its success and essential to the achievement of its corporate theme: to provide the utmost satisfaction to customers throughout the world through differentiated products and services and to contribute to the progress and happiness of mankind. Under this theme, Matsushita is committed to R&D activities that create next-generation businesses from a mid- to long-term viewpoint, while at the same time supporting current or ongoing products and businesses. Also, to address the 21st century’s needs for more convenient lifestyles around the evolving “ubiquitous” networking society and coexistence with the environment, the main focus of Matsushita’s R&D activities has been increasingly directed to digital networks and environmental technologies. Matsushita has concurrently been strengthening its global R&D networks to meet the needs of its overseas business expansion.

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

In fiscal 2004, Matsushita realigned technological management categorization and systems to further increase efficiency in R&D. In corporate R&D functions, to encourage engineers to concentrate on prioritized R&D themes and leading-edge technologies, Matsushita introduced a new management system with which it can administrate themes at each step in the research process. In business domain companies’ R&D functions, Matsushita significantly reduced lead time for product development by introducing an innovative R&D process management, developed from the standpoint of return on investment. Furthermore, Matsushita formulated its “10-year Technology Vision” as a Companywide strategy to step up development of products with high potential, such as next-generation system LSIs, networking electronic home appliances and fuel cell co-generation systems. Meanwhile, to minimize escalating software development costs in areas such as digital consumer electronics, the Company established a software development site in China. Matsushita also aggressively promoted technological collaboration and industrial partnerships to further strengthen R&D capabilities. As part of this effort, the Company established the R&D Academia Collaboration Center to advance cooperative activities with prominent universities in Japan for the development of key, next-generation technologies. Besides these initiatives, the Company also reinforced its intellectual property rights initiatives by revitalizing patent application filings worldwide.

Research and development costs amounted to 567 billion yen, 551 billion yen and 579 billion yen for the three fiscal years ended March 31, 2002, 2003 and 2004, respectively, representing 8.0%, 7.4% and 7.7% of Matsushita’s total net sales for each of those periods.

D.	Trend Information

To increase profitability and efficiency through structural reforms and a new growth strategy, Matsushita implemented the three-year Value Creation 21 plan in fiscal 2002. As part of this plan, the Company has effected various management reforms and restructuring initiatives as mentioned earlier. Also, under this plan, the Company commenced new growth strategies in fiscal 2003 and 2004. These included the strategic development and introduction of competitive V-products and the launch of a new business domain-based Group organizational structure. Under the new structure, business domain companies take full responsibility for R&D, manufacturing and sales in their respective business areas. Matsushita also embarked on a plan to strengthen overseas operations as a corporate growth engine.

As a result of these initiatives, Matsushita achieved a turnaround in net income in fiscal 2004 from the net loss in the preceding two fiscal years. The Company also achieved some improvements in its balance sheets in fiscal 2004 as mentioned earlier. (See Liquidity and Capital Resources in section B of this Item 5.)

Regarding the business environment for fiscal 2005, while Matsushita expects the Japanese economy to maintain gradual recovery, it views other global economies, beginning with the United States, with cautious optimism. Furthermore, Matsushita expects that trends toward a strong Japanese yen and increasing raw materials prices will continue. Amid such an environment, Matsushita embarked on its new mid-term “Leap Ahead 21” plan from fiscal 2005. Based on the plan, the Company will strive to maintain growth by increasing sales through aggressive promotion of V-products, and to enhance Groupwide profitability and cash flows by further promoting autonomous management at each business domain company. (For further details about the Leap Ahead 21 plan, see Section A of Item 4.)

In the first year of the Leap Ahead 21 plan, Matsushita will implement still more business and employment restructuring programs at several of its business domain companies with the goal of enhancing their earnings base and cost competitiveness. Matsushita currently expects approximately 80 billion yen to be incurred as expenses or charges associated with these restructuring programs in fiscal 2005.

On April 1, 2004, upon completion of a tender offer, Matsushita acquired 19.2% of the issued shares of common stock of Matsushita Electric Works, Ltd. (MEW), in which Matsushita had already held a 31.8% equity ownership. Matsushita paid a total of 147 billion yen in cash to acquire the 19.2% equity ownership through the tender offer. This acquisition also resulted in the acquisition of a controlling interest in PanaHome Corporation (PanaHome) because the Company and MEW each have 27.0% equity ownership in PanaHome. Accordingly, MEW, PanaHome and their respective group companies became consolidated subsidiaries of Matsushita on April 1, 2004.

MEW is a comprehensive manufacturer of housing/building-related products, personal-care products, devices and plastic materials based in Osaka, Japan. MEW’s net sales amounted to 1,233 billion yen and net income was 20 billion yen for its fiscal year ended November 30, 2003. PanaHome is a builder of various types of residential houses based in Osaka, Japan. PanaHome’s net sales amounted to 264 billion yen and net income was 1 billion yen for its fiscal year ended March 31, 2004. MEW’s and PanaHome’s consolidated financial information above was prepared, for local reporting purposes, in conformity with financial reporting practices generally accepted in Japan.

The Company’s new basis of investment in MEW and PanaHome upon the acquisition of additional shares of MEW was 344 billion yen. Of this new basis of investment, approximately 11 billion yen was preliminarily allocated to intangible assets based on the current status of the valuation process. (For further details about MEW and PanaHome, see Note 20 of the Notes to Consolidated Financial Statements.)

By joining forces with these companies, Matsushita expects to become a leading provider of a comprehensive range of home electric and household equipment and systems in Japan. It also expects to reduce costs through economies of scale and sharing of research and development resources and marketing channels.

Through the aforementioned initiatives and joining of the MEW and PanaHome group companies, Matsushita currently expects to attain further improvement in earnings on a solid increase in sales in fiscal 2005, subject to external conditions including currency exchange volatility and the success of its growth strategies for the year.

For fiscal 2005, Matsushita projects its capital investment will total approximately 340 billion yen, including 40 billion yen capital investment of the MEW and PanaHome group companies. Matsushita will concentrate investment in such strategic areas as core components and devices, including semiconductors and plasma display panels, with construction of new factories for system LSIs and PDPs in Japan.

The discussion above includes forward-looking statements. For details about “Cautionary Statement Regarding Forward-Looking Statements,” see page 1.

E.	Off-Balance Sheet Arrangements

The Company established sale-leaseback arrangements for manufacturing machinery and equipment, and sale of trade accounts receivable without recourse, as off-balance sheet arrangements in order to reduce its total assets.

In fiscal 2002, Matsushita sold machinery and equipment, which are used to manufacture semiconductors for 108 billion yen. The assets were sold to a special-purpose entity, which in turn leased them back to Matsushita over a period of four years. Sumitomo Mitsui Banking Corporation provided to the special-purpose entity a loan with the same terms as those of the resulting leases. The loan paid for approximately 88% of the cost of the machinery and equipment. SMBC Leasing Company, Limited, an affiliate of Sumitomo Mitsui Banking Corporation, owns, through the special-purpose entity, an equity interest in the machinery and equipment, representing approximately 12% of the cost. Matsushita also entered into a similar sale-leaseback arrangement in the amount of 8 billion yen for machinery and equipment, which are used to manufacture semiconductors in August 2002. In March 2003, these contracts were modified to change the lessor to SMBC Leasing Company. Matsushita also entered into another sale-leaseback arrangement directly with SMBC Leasing Company in the amount of 15 billion yen for machinery and equipment used for manufacturing plasma display panels in December 2002. In fiscal 2004, Matsushita and a subsidiary also established another sale-leaseback arrangement where SMBC Leasing Company performs as a lessor in the amount of 45 billion yen for machinery and equipment used for manufacturing semiconductors and plasma display panels. These leases are classified as operating leases for U.S. GAAP purposes. (For further details, see Notes 6 and 18 of the Notes to Consolidated Financial Statements.)

In addition, the Company provides several types of guarantees and similar arrangements. (For further details, see Note 18 of the Notes to Consolidated Financial Statements.)

F.	Tabular Disclosure of Contractual Obligations

The two tables below show Matsushita’s cash payment obligations and guarantees and other commercial commitments, broken down by the payment amounts due for each of the periods specified below, as of March 31, 2004:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	667,727	212,677	298,867	55,699	100,484
Capital Lease Obligations	10,087	4,498	5,067	360	162
Operating Lease Obligations	121,272	33,035	70,407	17,829	1
Purchase Obligations	15,535	15,535	—	—	—

Total Contractual Cash Obligations	814,621	265,745	374,341	73,888	100,647

Yen (millions)
Total Amounts Committed
Other Commercial Commitments:
Letters of Credit	6,663
Guarantees	30,905

Total Commercial Commitments	37,568

Letters of credit generally have contractual lives of less than one year. Loan guarantees are principally provided on behalf of employees, associated companies, customers and consolidated subsidiaries and generally have long-term contractual lives coinciding with the maturities of the guaranteed obligations. (For further details, see Notes 6, 9 and 18 of the Notes to Consolidated Financial Statements.)

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

Individual securities are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other than temporary requires judgment. At March 31, 2004, the Company has recorded 419 billion yen of available-for-sale securities, 229 billion yen of equity method securities that have market values, and 592 billion yen of equity method securities that do not have market values, cost method securities and advances, part or all of which could be determined to be other-than-temporarily impaired in future periods, depending on changes to the current facts and assumptions.

For further discussion on valuation of investment securities, see Notes 4 and 5 of the Notes to Consolidated Financial Statements included in this annual report.

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

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. At March 31, 2004, the Company has recorded 419 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill and other intangible assets, see Note 8 of the Notes to Consolidated Financial Statements included in this annual report.

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

At March 31, 2004, the Company has recorded gross deferred tax assets of 1,040 billion yen with a total valuation allowance of 246 billion yen. Included in the gross deferred tax assets is 181 billion yen resulting from net operating loss carryforwards (NOLs) of 484 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. A substantial majority of these NOLs will expire in fiscal 2009 and thereafter. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2004 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. For further discussion on valuation of deferred tax assets, see Note 11 of the Notes to Consolidated Financial Statements included in this annual report.

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

Decreases in discount rates lead to increases in benefit obligations which, in turn, could lead to an increase in amortization cost through amortization of actuarial gain or loss, and vice versa. A decrease of 50 basis points in the discount rate is expected to increase the projected benefit obligation by approximately nine percent.

A decline in market stock values generally results in a lower expected rate of return on plan assets, which would result in an increase of future retirement and severance benefit costs.

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

The Articles of Incorporation of the Company provide that the number of Directors of the Company shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors, as well as Representative Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, and Senior Managing Directors are Representative Directors and severally represent the Company. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one year from their assumption of office, and in the case of Corporate Auditors, within four years from their assumption of office. However, they may serve any number of consecutive terms.

The Corporate Auditors of the Company are not required to be, and are not, certified public accountants. However, at least one of the Corporate Auditors shall be a person who has not been a Director, corporate executive officer, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his or her assumption of office as a Corporate Auditor. After the conclusion of the ordinary general meeting of shareholders to be held in June 2006, at least half of the Corporate Auditors shall be required to be persons who have not been a Director, corporate executive officer, general manager or employee of the Company or its subsidiaries, prior to his or her assumption of office as a Corporate Auditor. Each Corporate Auditor has the statutory duty to audit the non-consolidated financial statements (and, after the conclusion of the ordinary general meeting of shareholders with respect to fiscal 2004, consolidated financial statements) and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to audit the Director’s execution of their duties. The Corporate Auditors are required to attend meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to a Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish auditing policies, the manner of investigation of the status of the corporate affairs and assets of the Company, and any other matters relating to the execution of the duties of the Corporate Auditors. However, the Board of Corporate Auditors may not prevent each Corporate Auditor from exercising his or her powers.

Corporate Auditors may not at the same time be directors, corporate executive officers, managers or employees of the Company or any of its subsidiaries.

Under the Commercial Code of Japan (Commercial Code) and the Articles of Incorporation of the Company, the Company may, by a resolution of the Board of Directors, exempt Directors or Corporate Auditors from their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by the Commercial Code. In addition, the Company has entered into liability limitation agreements with each of the Outside Directors which limits the maximum amount of their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by the Commercial Code.

The Company implemented in fiscal 2004 the reform of its corporate management and governance structure by (i) reorganizing the role of the current Board of Directors, (ii) introducing a Matsushita’s own Executive Officer system* in its Group and (iii) strengthening its Corporate Auditor system, all tailored to the Group’s new business domain-based, autonomous management structure. (For details of the Groupwide reorganization, see explanation of the “Value Creation 21” plan in, Section A of Item 4.)

Matsushita’s Executive Officer system was introduced to address the diversity of business operations over the entire Group through delegation of authority and to help integrate the comprehensive strengths of all Group companies in Japan and overseas. The Board of Directors appoints Executive Officers mainly from the senior management personnel of business domain companies, such as internal divisional companies and subsidiaries, as well as from management personnel responsible for overseas subsidiaries and certain senior corporate staff. The Executive Officers assume responsibility as the Group’s executives regarding execution of business. The Executive Officers may be given such titles as Senior Managing Executive Officer, Managing Executive Officer and Executive Officer, depending on the extent of responsibility and achievement of each individual. The term of office of the Executive Officers shall be one year from their assumption of office. Each of the Executive Officers has the authority to operate businesses for which such Executive Officer is responsible, under the supervision of the Board of Directors and in accordance with the Board of Directors’ decisions of the management regarding corporate affairs.

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

The Board of Directors has, at the same time, been reformed in order to concentrate its role to establish corporate strategies and to supervise implementation thereof by the Executive Officers. The Company has reduced the number of Directors to facilitate more effective decision-making, and shortened their term of office to one year in order to clarify their responsibilities. Taking into consideration the diversified scope of Matsushita’s business operations, the Company has chosen to hold its policy of having management personnel, who are well-versed in day-to-day operations at operational fronts, be members of the Board of Directors, while Outside Directors continue to fully participate in such meetings.

Furthermore, compensation for members of the Board of Directors and Executive Officers is linked to the new business performance evaluation standards, namely CCM and cash flows, which are similar to the evaluation standards used by capital markets, to pursue management based on shareholder interests and enhance corporate value.

In fiscal 2004, the non-statutory full-time Senior Auditors were newly appointed within the Company’s internal divisional companies in order to strengthen auditing functions at each business domain company. In addition, the Company has also launched the “Group Auditor’s Meeting” in order to promote collaboration between the Company’s Corporate Auditors, the non-statutory full-time Senior Auditors of the internal divisional companies and the corporate auditors of the Company’s subsidiaries and affiliates.

The following table shows information about Matsushita’s Directors and Corporate Auditors as of June 29, 2004, including their dates of birth, positions, responsibilities and brief personal records.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Yoichi Morishita (Jun. 23, 1934)	Chairman of the Board of Directors—since June 2000 -1987 Director of the Company; -1992 Executive Vice President and Director of the Company; -1993 President and Director of the Company.

Masayuki Matsushita (Oct. 16, 1945)

Vice Chairman of the Board of Directors—since June 2000

-1986    Director of the Company;

-1990    Managing Director of the Company;

-1992    Senior Managing Director of the Company;

-1996    Executive Vice President and Director of the Company.

Kunio Nakamura (Jul. 5, 1939)	President and Director—since June 2000 -1993 Director of the Company, and Director of Corporate Management Division for the Americas;
-1996 Managing Director of the Company; -1997 Senior Managing Director of the Company, and President of AVC Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Kazuo Toda (Feb. 13, 1941)

Executive Vice President and Director—since June 2003

In charge of Corporate Marketing Division for Panasonic Brand and National Brand, Corporate Sales Strategy Division for National / Panasonic Retailers, Commodity Products and Electrical Supplies Sales, Advertising, Logistics, Corporate CS Division, Design, Network Marketing Strategy Office, and Chairman of Corporate Brand Committee.

-1994    Director of the Company, and in charge of Home Appliance  Business;

-1996    Managing Director of the Company;

-1997    President of Home Appliance & Housing Electronics  Company;

-1999    Senior Managing Director of the Company;

-2000    President of AVC Company;

-2001    Director of Corporate Marketing Division for Panasonic  Brand.

Osamu Tanaka (Nov. 1, 1940)

Executive Vice President and Director—since June 2003

Representative in Tokyo, and in charge of External Relations, Panasonic Center and Panasonic System Solutions Company.

-1995    Director of the Company, and Director of Corporate Consumer  Sales Division;

-1997    Managing Director of the Company;

-1999    Senior Managing Director of the Company, and in charge of  Corporate Consumer Sales;

-2001 In charge of Corporate Consumer Products Distribution Division and Public and Private Institutions.

Yukio Shohtoku (Nov. 8, 1939)

Executive Vice President and Director—since June 2003

In charge of Overseas Operations, Global Strategy Research Institute, Corporate Overseas Planning Group and Corporate International Affairs Group, Vivendi Universal Liaison Office and Olympic Affairs.

-1994    Director of the Company, and Director of Corporate  Management Division for China;

-1999 Managing Director of the Company.

Takami Sano (Apr. 2, 1943)

Senior Managing Director—since June 2003

President of Panasonic Automotive Systems Company, and in charge of Industrial Sales and Panasonic EV Energy Co., Ltd.

-1997    Senior Managing Director of Matsushita Battery Industrial  Co., Ltd.;

-1998 Director of the Company, and Director of Corporate Industrial Marketing & Sales Division;
-2000 Managing Director of the Company; -2002 President of Factory Automation Company; -2003 President of Panasonic Automotive Systems Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Susumu Koike (Nov. 15, 1945)

Senior Managing Director—since June 2003

In charge of Technology, Devices and Environmental Technology, Production Engineering, Intellectual Property, Overseas Research Laboratories, and President of Semiconductor Company and Camera Module Business.

-1998    Senior Managing Director of Matsushita Electronics  Corporation, Director of the Company, and in charge of  Semiconductor Technology;

-2000 Managing Director of the Company; -2001 President of Semiconductor Company.

Fumio Ohtsubo (Sep. 5, 1945)

Senior Managing Director—since June 2003

President of Panasonic AVC Networks Company, and in charge of Storage Device Business and Digital Network Strategic Planning Office.

-1998    Director of the Company, and Vice President of AVC  Company;

-2000    Managing Director of the Company;

-2001    Business Group Executive of AVC Network Business Group;

-2002    President of AVC Company;

-2003    President of Panasonic AVC Networks Company.

Tetsuya Kawakami (Dec. 7, 1941)

Senior Managing Director—since June 2004

In charge of Finance and Accounting.

-1996    General Manager of Corporate Accounting Department;

-2000    Director of the Company, and in charge of Accounting;

-2003    Managing Director of the Company, and in charge of Finance  and Accounting.

Hidetsugu Otsuru (Aug. 20, 1943)

Managing Director—since June 2001

In charge of Facility Management, Quality Assistance and Environment Affairs and Recycling Business Promotion.

-1998    Director of the Company (resigned in March 1999), and in  charge of Corporate Quality Administration Division and  Purchasing Administration Department;

-1999 President of Matsushita Electronics Corporation; -2001 President of Display Devices Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Yoshitaka Hayashi (Jun. 7, 1946)

Managing Director—since June 2003

In charge of Home Appliances Business, and President of Matsushita Home Appliances Company, and in charge of Healthcare Business Company and Matsushita Refrigeration Company.

-1999    Vice President of Home Appliance & Housing Electronics  Company;

-2000    Director of the Company, and President of Home Appliance &  Housing Electronics Company;

-2001 Director of Corporate Marketing Division for National Brand, and in charge of Healthcare & Medical Business Center;
-2002 In charge of Appliance Business; -2003 President of Home Appliances Company.

Toshihiro Sakamoto (Oct. 27, 1946)

Managing Director—since June 2004

In charge of Planning, and Associate Director of Corporate Management Quality Innovation Division and Corporate IT Innovation Division, and in charge of Panasonic Spin-up Fund.

-1998    President of Matsushita Electric (Taiwan) Co., Ltd.;

-2000    Director of the Company, and Vice President of AVC  Company;

-2001    Senior Vice President of AVC Company;

-2003    In charge of Corporate Planning.

Josei Ito (May 25, 1929)	Director—since June 1994 (Chairman of the Board of Nippon Life Insurance Co.) -1989 President of Nippon Life Insurance Co.; -1997 Chairman of the Board of Nippon Life Insurance Co.

Toshio Morikawa (Mar. 3, 1933)

Director—since June 2000

(Special Advisor of Sumitomo Mitsui Banking Corporation)

-1997    Chairman of the Board of The Sumitomo Bank, Ltd.;

-2001    Advisor of Sumitomo Mitsui Banking Corporation;

-2002    Special Advisor of Sumitomo Mitsui Banking Corporation.

Masaki Akiyama (Jun. 29, 1943)

Director—since June 2004

President of Panasonic System Solutions Company, and in charge of Corporate eNet Business Division.

-1998    Senior Managing Director of Matsushita Communication  Industrial Co., Ltd.;

-2000    Director of Corporate Systems Solutions Division of the  Company;

-2001    Director of the Company (resigned in June 2003) and Director  of Corporate Broadband Systems Division of AVC Company;

-2003    President of Panasonic System Solutions Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Shinichi Fukushima (Nov. 13, 1948)	Director—since June 2003 In charge of Personnel, General Affairs and Social Relations. -1997 General Manager of Personnel Department.

Mikio Ito (Nov. 29, 1946)

Director—since June 2004

Director of Corporate Legal Affairs Division, and in charge of Corporate Risk Management, Corporate Information Security and Business Ethics.

-1997    General Manager of Industrial Relations Department;

-2001    Assistant Director of Tokyo Branch, and General Manager of  Corporate External Relations;

-2003    Director of Tokyo Branch.

Masaharu Matsushita (Sep. 17, 1912)

Honorary Chairman of the Board of Directors and Executive Advisor—since June 2000

-1947    Director of the Company;

-1961    President and Director of the Company;

-1977    Chairman of the Board of Directors of the Company.

Kazumi Kawaguchi (Oct. 25, 1943)

Senior Corporate Auditor—since June 2003

-1996    Senior Managing Director of Kyushu Matsushita Electric Co.,  Ltd.;

-1999    General Manager of Affiliates Management Department of the  Company;

-2000    General Manager of Corporate Accounting Department;

-2001    In charge of Corporate Accounting Group.

Yukio Furuta (Sep. 20, 1944)	Senior Corporate Auditor—since June 2004 -1995 Director of Matsushita Electronics Corporation; -2001 Director of Corporate Manufacturing & Development Division of Semiconductor Company;
-2003 Vice President of Semiconductor Company.

Yasuo Yoshino (Oct. 5, 1939)	Corporate Auditor—since June 2003 (Chairman of Sumitomo Life Insurance Co.) -1997 Deputy President of Sumitomo Life Insurance Co.; -2001 Chairman of Sumitomo Life Insurance Co.

Ikuo Hata (Aug. 6, 1931)

Corporate Auditor—since June 2004

(Attorney at Law, Oh-ebashi LPC & Partners)

-1992    President of Osaka District Court;

-1995    Registered as an attorney-at-law (Osaka Bar Association);

-1998    Vice Board Chairman of Japan Federation of Arbitration  Associations;

-2001    Member of Supreme Court Committee on Construction-related  Disputes.

There are no family relationships among any Directors or Corporate Auditors except as described below:

Masayuki Matsushita, Vice Chairman of the Board of Directors is the son of Masaharu Matsushita, Honorary Chairman of the Board of Directors and Executive Advisor.

The following table shows information about Matsushita’s Executive Officers as of June 29, 2004, including their positions and responsibilities.

Name	Positions and responsibilities

Yoshiaki Kushiki	Managing Executive Officer President, Panasonic Mobile Communications Co., Ltd.

Hajime Sakai	Managing Executive Officer President, Panasonic Communications Co., Ltd.

Koshi Kitadai	Managing Executive Officer President, Matsushita Electronic Components Co., Ltd., in charge of Electronic Circuit Capacitor Division and Toyama Matsushita Electric Co., Ltd.

Yasuo Katsura	Managing Executive Officer Director, Tokyo Branch

Shunzo Ushimaru	Managing Executive Officer Director, Corporate Marketing Division for Panasonic Brand, in charge of Matsushita Consumer Electronics Co., Ltd.

Toru Ishida	Executive Officer President, Matsushita Battery Industrial Co., Ltd.

Tameshige Hirata	Executive Officer President, Matsushita Ecology Systems Co., Ltd., in charge of Matsushita Environmental and Air-conditioning Engineering Co., Ltd.

Hideaki Iwatani	Executive Officer In charge of International Affairs, Director, Global Strategy Research Institute

Yoichiro Maekawa	Executive Officer In charge of External Relations

Tomikazu Ise	Executive Officer Director, Corporate Management Division for China and Northeast Asia, Chairman, Matsushita Electric (China) Co., Ltd.

Name	Positions and responsibilities

Fujio Nakajima	Executive Officer Senior Vice President, Panasonic AVC Networks Company, Director, AVC Development Center, General Manager, Digital Broadcasting Business Promotion Office

Tomiyasu Chiba	Executive Officer President, Matsushita Kotobuki Electronics Industries, Ltd.

Nobutane Yamamoto	Executive Officer Director, Corporate Procurement Division

Kazuyoshi Fujiyoshi	Executive Officer Vice President, Panasonic Communications Co., Ltd.

Tomio Kawabe	Executive Officer Director, Corporate Management Division for Asia and Oceania, President, Matsushita Electric Asia Pte. Ltd.

Junji Esaka	Executive Officer Vice President, Matsushita Home Appliances Company, in charge of Refrigeration and Air Conditioning Business, President, Matsushita Refrigeration Company

Takae Makita	Executive Officer In charge of Information Systems, Associate Director, Corporate IT Innovation Division

Hitoshi Otsuki	Executive Officer Director, Corporate Management Division for Europe, Chairman and CEO, Matsushita Electric Europe (Headquarters) Ltd.

Takahiro Mori	Executive Officer Director, Corporate Communications Division, in charge of CSR Office

Tsutomu Ueda	Executive Officer Senior Vice President, Panasonic AVC Networks Company, Director, Visual Products and Display Devices Business Group

Masashi Makino	Executive Officer Director, Corporate Manufacturing Innovation Division

Katsutoshi Kanzaki	Executive Officer President, Panasonic Factory Solutions Co., Ltd.

Yoshinobu Sato	Executive Officer Director, Corporate Sales Strategy Division for National/Panasonic Retailers

Name	Positions and responsibilities

Osamu Nishijima	Executive Officer Vice President, Semiconductor Company in charge of Technology, General Manager, Semiconductor Technologies Strategy Office

Joachim Reinhart	Executive Officer President and COO, Matsushita Electric Europe (Headquarters) Ltd.

Yutaka Mizuno	Executive Officer Vice President, in charge of Sales and Director, OEM Automotive Systems Marketing and Sales Division, Panasonic Automotive Systems Company

Yoshihiko Yamada	Executive Officer Director, Corporate Management Division for North America, Chairman, Matsushita Electric Corporation of America

Kazuhiro Tsuga	Executive Officer In charge of Digital Network and Software Technologies

(Directors who concurrently serve as Executive Officers are not included in the above list.)

B.	Compensation

The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 2004 to all Directors and Corporate Auditors (34 persons) for services in all capacities was 947 million yen.

In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to approval of the general meeting of shareholders. Retirement allowances provided for Directors and Corporate Auditors for fiscal 2004 amounted to 312 million yen. (For details of the Company’s stock option plans for Board members and select senior executives, see Section E of this Item 6.)

C.	Board Practices

For information on the Company’s Directors and Corporate Auditors, see Section A of this Item 6.

The Company has made available on its web site (http://panasonic.co.jp/global/governance/) a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under NYSE listing standards.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000).

D.	Employees

The following table lists the number of consolidated full-time employees of the Company as of March 31, 2004, 2003 and 2002:

	2004	2003	2002
Employees:
Domestic	119,528	121,451	126,378
Overseas	170,965	166,873	164,854

Total	290,493	288,324	291,232

Most regular employees in Japan, except management personnel, are union members, principally of the Matsushita Electric Industrial Workers Union, which is affiliated with the Japanese Electrical Electronic & Information Union.

As is customary in Japan, Matsushita negotiates annually with the unions and executes annual wage increases. The annual bonuses of all employees are linked to the Company’s performance of the previous year. Matsushita also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. In recent years, Matsushita has introduced in Japan new comprehensive employment and personnel systems to satisfy the diversified needs of employees.

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

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 29, 2004. The total is 17,876,952 shares constituting 0.77% of all outstanding shares of the Company’s common stock.

Name	Position	Number of Matsushita Shares Owned as of June 29, 2004

Yoichi Morishita	Chairman of the Board of Directors	85,568
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,913,351
Kunio Nakamura	President and Director	35,000
Kazuo Toda	Executive Vice President and Director	23,299
Osamu Tanaka	Executive Vice President and Director	20,750
Yukio Shohtoku	Executive Vice President and Director	30,037
Takami Sano	Senior Managing Director	21,923
Susumu Koike	Senior Managing Director	18,562
Fumio Ohtsubo	Senior Managing Director	18,000
Tetsuya Kawakami	Senior Managing Director	11,057
Hidetsugu Otsuru	Managing Director	18,000
Yoshitaka Hayashi	Managing Director	13,798
Toshihiro Sakamoto	Managing Director	10,278
Josei Ito	Director	12,000
Toshio Morikawa	Director	5,000
Masaki Akiyama	Director	11,884
Shinichi Fukushima	Director	6,005
Mikio Ito	Director	5,000
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor	9,598,637
Kazumi Kawaguchi	Senior Corporate Auditor	10,803
Yukio Furuta	Senior Corporate Auditor	5,000
Yasuo Yoshino	Corporate Auditor	3,000
Ikuo Hata	Corporate Auditor	—

Total		17,876,952

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

In June 2002, the Company obtained approval at the ordinary general meeting of shareholders regarding the issue of stock acquisition rights as stock options (the Stock Acquisition Rights) for Board members and select senior executives, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan, as amended. Upon the shareholders’ approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 116 Stock Acquisition Rights, each representing a stock option to purchase 1,000 shares of common stock of the Company, to the then 27 Directors on the Board and eight select senior executives. The Stock Acquisition Rights are exercisable during the period from July 1, 2004 through June 30, 2008. The amount to be paid by qualified persons upon exercise of each Stock Acquisition Right is set at 1,734 yen per share of common stock, which was calculated by a formula approved by shareholders at the said ordinary general meeting of shareholders.

In June 2003, the Company introduced new business performance evaluation standards (See Section A of this Item 6.) which affect compensation of Directors and Executive Officers. This new evaluation system is intended to encourage pursuit of continuous growth and enhanced profitability for the Group as a whole, thereby accomplishing the goal of increasing corporate value in the interest of shareholders. Upon the introduction of this incentive type compensation system, Stock Acquisition Rights as stock options for Directors and select senior executives have not been offered since June 2003.

(For more details, see Note 12 of the Notes to Consolidated Financial Statements.)

(2)	The full-time employees of Matsushita Electric Industrial Co., Ltd. and its major subsidiaries in Japan are eligible to participate in the Matsushita Electric Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company had uniformly provided a 10% subsidy on top of any funds employees contribute to the Association. However, from July 2004 the Company started to provide the subsidy in proportion to the number of points that each employee selects to exchange within certain limitations under the “Cafeteria Plan,” the Company’s new flexible benefit plan. Under the Cafeteria Plan, each employee is allotted a certain number of points based on prescribed standards, which he or she may exchange for various benefits, including the Company’s subsidy for contributions to the Association, housing subsidies, subsidies for asset building savings, educational assistance, hotel accommodations, etc. As of March 31, 2004, the Association owned 37,193 thousand shares of the Company’s common stock constituting 1.60% of all outstanding shares of the Company’s common stock.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued. The shareholders that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2004 were The Master Trust Bank of Japan, Ltd. (trust account) and Japan Trustee Services Bank, Ltd. (trust account), which are securities processing services companies. The Company understands that these shareholders are not the beneficial owners of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership. The ten largest shareholders of record and their share holdings as of the end of the last fiscal year are as follows:

Name	Share ownership (in thousands of shares)	Percentage of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	167,220	6.81%
Japan Trustee Services Bank, Ltd. (trust account)	165,982	6.76
Moxley & Co.	103,610	4.22
Nippon Life Insurance Co.	67,796	2.76
Matsushita Investment & Development Co., Ltd.	56,949	2.32
Sumitomo Life Insurance Co.	54,212	2.20
Sumitomo Mitsui Banking Corporation	48,824	1.99
State Street Bank and Trust Co.	40,069	1.63
Matsushita Electric Employee Shareholding Association	37,193	1.51
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43

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

The Commercial Code and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or a Corporate Auditor, a merger or dissolution with a certain exception under which a shareholders resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which a shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with a certain exception under which a shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which a shareholders resolution is not required, or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of common stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolution”).

(2)	As of March 31, 2004, approximately 10.51% of the Company’s common stock was owned by 167 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 4.22% of the total common stock.

(3)	Matsushita is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

B.	Related Party Transactions

Matsushita is not a party to any material related party transactions.

C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

(1)	Consolidated Statements

Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements (see Item 18).

Finished goods and materials sent out of Japan are mainly bound for consolidated subsidiaries of the Matsushita Group, and are not, therefore, recorded as exports on a consolidated basis. For this reason, the proportion of exports to total net sales is not significant.

(2)	Legal Proceedings

The appeal by Loral Fairchild to the Court of Appeals for the Federal Circuit described in this section last year was dismissed by an Order entered by the Federal Circuit.

There are a number of other legal actions and administrative investigations against Matsushita. Management is of the opinion that damages, based on the information currently available, if any, resulting from these actions will not have a material effect on Matsushita’s results of operations or financial position.

(3)	Dividend Policy

Maximizing benefit for shareholders has always been one of the fundamental policies of the Company. Consistent with this policy, Matsushita Electric Industrial Co., Ltd. (MEI) traditionally has distributed regular dividends to its shareholders on a periodic basis.

At the ordinary general meeting of shareholders held on June 29, 2004, a year-end cash dividend for fiscal 2004 of MEI was approved at the rate of 7.75 yen per share of common stock, consisting of a 6.25 yen ordinary dividend and 1.50 yen special dividend to commemorate the 85 th anniversary of the Company’s founding. The Company had already paid an interim dividend of 6.25 yen per share to each shareholder during the year; accordingly the annual cash dividend for fiscal 2004 was 14.00 yen per share.

Matsushita plans to utilize retained earnings for future business growth and to strengthen the corporate management structure.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The primary market for the Company’s common stock (Common Stock) is the Tokyo Stock Exchange (TSE). The Common Stock is traded on the First Section of the TSE and is also listed on two other stock exchanges (Osaka and Nagoya) in Japan. In addition, the Company’s Common Stock is listed on the Euronext Amsterdam Stock Exchange in the form of original Common Stock of the Company, and on the Frankfurt Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on and traded in the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). There may from time to time be a differential between the Common Stock’s price on exchanges outside the United States and the market price of ADSs in the United States.

Matsushita delisted its shares from two stock exchanges (Fukuoka and Sapporo) in Japan in January 2004, the Pacific Exchange in March 2004, Euronext Paris Stock Exchange in April 2004 and Dusseldorf Stock Exchange in February 2004.

ADRs were originally issued pursuant to a Deposit Agreement dated as of April 28, 1970, as amended from time to time (Deposit Agreement), among the Company, the Depositary for ADRs, and the holders of ADRs. The current Depositary for ADRs is JP Morgan Chase Bank, which succeeded to this business from Morgan Guaranty Trust Company of New York upon their merger. Effective December 11, 2000, Matsushita again revised its ADR Deposit Agreement and executed a 10:1 ADS ratio change. As a result, one ADS now represents one share of Common Stock. ADRs evidence ADSs that represent the underlying Common Stock deposited under the Deposit Agreement with Sumitomo Mitsui Banking Corporation, as agent of the Depositary.

The following table sets forth for the periods indicated the reported high and low closing prices of the Company’s Common Stock on the TSE, and the reported high and low closing composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars) *
Fiscal Year ended March 31	High	Low	High	Low
2000	3,230	2,060	30.30	17.48
2001	3,180	1,994	29.90	16.30
2002	2,325	1,408	19.15	11.33
2003	1,780	1,011	14.47	8.53
2004	1,648	875	15.57	7.33

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars) *
Fiscal Year ended March 31	High	Low	High	Low
2003
1st quarter	1,780	1,528	14.47	12.27
2nd quarter	1,682	1,259	14.29	10.36
3rd quarter	1,303	1,121	10.88	9.37
4th quarter	1,258	1,011	10.53	8.53
2004
1st quarter	1,189	875	10.05	7.33
2nd quarter	1,580	1,210	13.68	10.19
3rd quarter	1,529	1,322	14.06	12.21
4th quarter	1,648	1,494	15.57	13.95
2005
1st quarter	1,685	1,452	15.80	12.72

Most recent 6 months	High	Low	High	Low
February, 2004	1,593	1,503	15.13	14.31
March, 2004	1,640	1,554	15.57	13.95
April, 2004	1,685	1,580	15.80	14.33
May, 2004	1,595	1,452	14.96	12.72
June, 2004	1,580	1,485	14.60	13.21
July, 2004	1,549	1,417	14.22	13.07

*	The prices of American Depositary Shares are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points. The prices of ADSs, prior to the December 11, 2000 ADS ratio change, have been restated on the current basis that each ADS represents one share of Common Stock.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of this Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan (Commercial Code). The Company is registered in the Commercial Register (shogyo tokibo) maintained by the Moriguchi Branch Office of the Osaka Legal Affairs Bureau.

Objects and purposes

Article 3 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following lines of business:

1.	manufacture and sale of electric machinery and equipment, communication and electronic equipment, as well as lighting equipment;

2.	manufacture and sale of gas, kerosene and kitchen equipment, as well as machinery and equipment for building and housing;

3.	manufacture and sale of machinery and equipment for office and transportation, as well as for sales activities;

4.	manufacture and sale of medical, health and hygienic equipment, apparatus and material;

5.	manufacture and sale of optical and precision machinery and equipment;

6.	manufacture and sale of batteries, battery-operated products, carbon and manganese and other chemical and metal products;

7.	manufacture and sale of air conditioning and anti-pollution equipment, as well as industrial machinery and equipment;

8.	manufacture and sale of other machinery and equipment;

9.	engineering and installation of machinery and equipment related to any of the preceding items as well as engineering and performance of and contracting for other construction work;

10.	production and sale of software;

11.	sale of iron and steel, nonferrous metals, minerals, oil, gas, ceramics, paper, pulp, rubber, leather, fibre and their products;

12.	sale of foods, beverages, liquor and other alcoholics, agricultural, livestock, dairy and marine produces, animal feed and their raw materials;

13.	manufacture and sale of drugs, quasi-drugs, cosmetics, fertilizer, poisonous and deleterious substance and other chemical products;

14.	manufacture and sale of buildings and other structures and components thereof;

15.	motion picture and musical entertainment business and promotion of sporting events;

16.	export and import of products, materials and software mentioned in each of the preceding items (other than item 9);

17.	providing repair and maintenance services for the products, goods and software mentioned in each of the preceding items for itself and on behalf of others;

18.	provision of information and communication services, and broadcasting business;

19.	provision of various services utilizing the Internet including Internet access and e-commerce;

20.	business related to publishing, printing, freight forwarding, security, maintenance of buildings, nursing care, dispatch of workers, general leasing, financing, non-life insurance agency and buying, selling, maintaining and leasing of real estate;

21.	investment in various businesses;

22.	accepting commission for investigations, research, development and consulting related to any of the preceding items; and

23.	all other business or businesses incidental or related to any of the preceding items.

Directors

Each Director (excluding an outside Director) has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The maximum total amount of remuneration to Directors and that to Corporate Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the amount of remuneration for each Director is determined by the Company’s Representative Director who is delegated to do so by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their own compensation or retirement age, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), or requirements to hold any shares of Common Stock of the Company. The Commercial Code requires the resolution of the Board of Directors in specific circumstances, e.g. for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees, such as Executive Officers; and to establish, change or abolish material corporate organizations such as a branch office. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company to borrow a large amount of money or to give a guarantee in a large amount. There is no statutory requirement as to what constitutes a “large” amount in these contexts. However, it has been the general practice of the Company’s Board of Directors to adopt a resolution for a borrowing in an amount not less than 10 billion yen or its equivalent.

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

As of March 31, 2004, 2,453,053,497 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

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

The Commercial Code provides that a company may not make any distribution of profit by way of year-end dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period and equal to one-tenth of the amount of such interim dividends until the aggregate amount of capital surplus and legal reserve equals to at least one-quarter of its stated capital. Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets, as appearing on its non-consolidated balance sheet as at the end of the preceding fiscal year, over the aggregate of:

(i)	its stated capital;

(ii)	its capital surplus;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	such other amounts as provided for by ordinance of the Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company’s accounts in the same manner as year-end dividends, but adjusted to reflect; (a) the legal reserve to be set aside in respect of such interim dividends; (b) any subsequent payment by way of appropriation of retained earnings; (c) any subsequent transfer of retained earnings to stated capital; (d) if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders or a Board of Directors, to purchase shares of its Common Stock (see “Item 10.B. Memorandum and Articles of Association—Common Stock—Acquisition by the Company of its Common Stock”), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by the Company; and (e) such other amounts as are set out in an ordinance of the Ministry of Justice, provided that (x) if the Company reduces its stated capital, capital surplus or accumulated legal reserve after the end of the preceding fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in an ordinance of the Ministry of Justice, shall be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid when the net assets amount on the balance sheet at the end of the fiscal year is likely to fall below the total of the amounts referred to in (i) through (v) above.

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

Voting rights

So long as the Company maintains the unit share system (see “Item 10.B. Memorandum and Articles of Association—Common Stock—Unit share system” below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. A corporate shareholder, more than one-quarter of whose total voting rights are directly or indirectly owned by the Company, may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Commercial Code and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, a merger or dissolution with a certain exception under which a shareholders resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which a shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with a certain exception under which a shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which a shareholders resolution is not required, or any issue of new shares at a “specially favorable” price (or any issue of stock acquisition rights to subscribe for or acquire shares of Common Stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

Pursuant to the terms of the Amended and Restarted Deposit Agreement relating to American Depositing Receipts (ADRs) evidencing American Depositing Shares (ADSs), each ADS representing one share of Common Stock of the Company, as soon as practicable after receipt of notice of any meeting of shareholders of the Company, the depositary (currently JP Morgan Chase Bank) will mail to the record holders of ADRs a notice which will contain the information in the notice of the meeting. The record holders of ADRs on a date specified by the depositary will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of the Company represented by their ADSs. The depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of the Company represented by such ADSs in accordance with such instructions. In the absence of such instructions, the depositary has agreed to give a discretionary proxy to a person designated by the Company to vote in favor of any proposals or recommendations of the Company. However, such proxy may not be given with respect to any matter which the Company informs the depositary that the Company does not wish such proxy given, or for any proposal that has, in the discretion of the depositary, a materially adverse effect on the rights of shareholders of the Company.

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

Subject to certain conditions, the Company may issue stock acquisition rights or bonds with stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon the exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held.

Record date

March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more units of shares in the Company’s registers of shareholders and/or that of beneficial shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its Common Stock

The Company may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), by purchase from a specific party other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). If shares are purchased by the Company pursuant to a resolution of the Board of Directors, then the reason for the purchase, as well as the kind, number and aggregate purchase price of such shares must be reported to the shareholders at the ordinary general meeting of shareholders to be held immediately after such purchase of shares. When the proposal for such acquisition by the Company from a specific party other than a subsidiary of the Company is submitted to an ordinary general meeting of shareholders, any other shareholder may make a written request to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that, in the case of the acquisition by the Company of its own shares pursuant to an ordinary resolution of an ordinary general meeting of shareholders, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account a reduction, if any, of the stated capital, capital surplus or legal reserve (if such reduction of the stated capital, capital surplus or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred from retained earnings to stated capital. If the Company purchases shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, capital surplus and other items as described in (i) through (v) to “Dividends” above, the Company may not acquire such shares.

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

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company. In addition, the Articles of Incorporation of the Company provide that a holder of shares constituting less than one full unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit held by such holder, constitute one full unit of stock, in accordance with the provisions of the Share Handling Regulations of the Company.

A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one full unit have the right to require the Company to purchase their shares or sell shares held by the Company to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of full units are unable to withdraw the underlying shares of Common Stock representing less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares or sell shares held by the Company to such holders unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by the Company of shares held by shareholders whose location is unknown

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for five years or more.

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

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

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of Common Stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is practically no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

There is no provision in the Company’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company.

Daily price fluctuation limits under Japanese stock exchange rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the balance between bids and offers. These stock exchanges are order-driven markets without specialists or market makers to guide price formation. In order to prevent excessive volatility, these stock exchanges set daily upward and downward price range limitations for each listed stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on these stock exchanges may not be able to effect a sale at such price on a particular trading day, or at all.

C.	Material Contracts

All contracts concluded by the Company during the two years preceding the date of this report were entered into in the ordinary course of business.

D.	Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen, except in limited circumstances.

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

The following is a summary of the principal Japanese national and U.S. federal tax consequences of the ownership and disposition of shares of Common Stock or ADSs by an Eligible U.S. Holder and a U.S. Holder (each as defined below), as the case may be, that holds those shares or ADSs as capital assets (generally, property held for investment). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, persons that hold shares of Common Stock or ADSs through a partnership or other pass-through entity and Eligible U.S. Holders and U.S. Holders, as the case may be, whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the national or federal tax laws of Japan and of the United States as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan, all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

U.S. Holders should note that the United States and Japan have ratified the new income tax convention (the “New Treaty”), which is to replace its predecessor income tax convention signed on March 8, 1971 (the “Prior Treaty”). The New Treaty entered into force on March 30, 2004 and shall be applicable in Japan, in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004, and (ii) with respect to taxes on income which are not withheld at source and the enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The Prior Treaty shall cease to have effect in relation to any tax from the date on which the New Treaty shall be applicable (subject to certain transitional rules allowing for exceptions). Where relevant, U.S. Holders are urged to confirm whether they are entitled to the treaty benefit provided under the Prior Treaty or the New Treaty, as the case may be, with their tax advisors.

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Common Stock or ADSs that, for U.S. federal income tax purposes, is:

(i)	a citizen or individual resident of the United States,

(ii)	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States, any State, or the District of Columbia,

(iii)	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

(iv)	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

(i)	is a resident of the United States for purposes of the Prior Treaty or the New Treaty, as applicable from time to time,

(ii)	does not maintain a permanent establishment or fixed base in Japan to which shares of Common Stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

(iii)	is otherwise eligible for benefits under the Prior Treaty or the New Treaty, as applicable, with respect to income and gain derived in connection with the shares of Common Stock or ADSs.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than national income taxation, inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of owning and disposing of shares of Common Stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In general, taking into account the earlier assumption, for purposes of the Prior Treaty and the New Treaty, as applicable, and for U.S. federal income and Japanese tax purposes, beneficial owners of ADRs evidencing ADSs will be treated as the owners of the shares of Common Stock represented by those ADSs, and exchanges of shares of Common Stock for ADSs, and exchanges of ADSs for shares of Common Stock, will not be subject to U.S. federal income tax or Japanese income tax.

Japanese taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of Common Stock of the Company or ADRs evidencing ADSs representing shares of Common Stock of the Company who are either individuals who are not residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).

Generally, an individual who is a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

Under the Prior Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor was limited to 15% of the gross amount actually distributed. However, under the New Treaty which would become applicable to dividends declared by the Company on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on the Company’s shares of Common Stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before such payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the Company’s fiscal year-end) to the Japanese tax authorities. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of Common Stock or ADSs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Prior Treaty and the New Treaty, as applicable.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADSs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Holders of shares of Common Stock of the Company or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. federal income taxation

The following is a summary of certain United States federal income tax consequences of the ownership of shares of Common Stock or ADSs by a U.S. Holder. This summary is based on United States tax laws, including the United States Internal Revenue Code of 1986, as amended, and on the New Treaty all of which are subject to change possibly with retroactive effect.

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any dividends received by a U.S. Holder (before reduction for Japanese withholding taxes) to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. Dividends paid to non-corporate U.S. Holders in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the U.S. Holders held the shares of Common Stock or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends the Company pays with respect to the shares of Common Stock or ADSs generally will be qualified dividend income. The U.S. Holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to the U.S. Holder when the U.S. Holder, in the case of shares of Common Stock, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares of Common Stock or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, but generally will be treated separately, together with other items of “passive income” or “financial services income.”

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of Common Stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Common Stock or ADSs is greater than 1 year. Long-term capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15%. Any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Transfers of retained earnings and sales of shares of Common Stock to the Company

A transfer of retained earnings or legal reserve to stated capital is generally treated as a dividend payment for Japanese tax purposes subject to withholding tax. A sale of shares of Common Stock or ADSs to the Company results in a deemed dividend to the selling shareholders to the extent that the sales price exceeds the aggregate of the stated capital and the capital surplus attributable to the shares sold. Transfers of retained earnings or legal reserves to stated capital and deemed dividends that may result from sales of shares of Common Stock to the Company are not generally taxable events that give rise to foreign source income for U.S. federal income tax purposes and U.S. Holders would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such transactions unless they can apply the credit (subject to limitations) against U.S. tax due or other foreign source income in the appropriate category for foreign tax credit purposes.

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

According to the Securities Exchange Act of 1934, as amended, Matsushita is subject to the requirements of informational disclosure. Matsushita files various reports and other information, including its annual report on Form 20-F, with the U.S. Securities and Exchange Commission. These reports and other information may be inspected at the public reference room at the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549. You can also obtain a copy of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330.

Also, documents filed via the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) are available at the website of the U.S. Securities and Exchange Commission (http://www.sec.gov).

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

Maturities, costs and fair values of available-for-sale securities were as follows at March 31, 2004 and 2003:

	Yen (millions)
	2004		2003
	Cost	Fair value	Cost	Fair value
Due within one year	2,683	2,684	1,196	1,196
Due after one year through five years	18,325	18,300	34,514	33,584
Equity securities	217,470	398,425	242,946	254,032

	238,478	419,409	278,656	288,812

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar revenues, at March 31, 2004 and 2003. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2004		2003
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	398,782	9,446	387,605	(1,383)
To buy foreign currencies	205,039	(469)	214,075	1,664
Options purchased to sell foreign currencies	44,886	746	50,883	127
Options written to sell foreign currencies	29,046	(455)	—	—
Cross currency swaps	14,914	227	8,420	(26)

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of electronic components and devices. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures, at March 31, 2004 and 2003.

	Yen (millions)
	2004		2003
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures:
To sell commodity	14,915	(1,223)	13,341	672
To buy commodity	52,888	5,709	43,214	(1,940)

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable -paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates at March 31, 2004 and 2003. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts.

Long-term debt, including current portion:

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2004)							Fair value
		Total	2005	2006	2007	2008	2009	There- after
Japanese yen convertible bonds	0.9%	27,496	10,968	16,528					28,272
Straight bonds	1.0%	300,135	100,086		100,049			100,000	306,210
Straight bonds issued by subsidiaries	1.8%	46,364		16,364	20,000	10,000			47,633
Unsecured yen loans from banks and insurance companies	0.5%	293,732	101,623	85,928	59,998	30,616	15,083	484	292,112

Total		667,727	212,677	118,820	180,047	40,616	15,083	100,484	674,227

		Yen (millions)
		Carrying amount and maturity date (as of March 31, 2003)							Fair value
	Average interest rate	Total	2004	2005	2006	2007	2008	There- after
Japanese yen convertible bonds	1.3%	126,225	97,742	11,483	17,000				128,334
Straight bonds	1.0%	300,272		100,120		100,152		100,000	308,407
Straight bonds issued by subsidiaries	1.8%	52,206	5,000		17,206	20,000	10,000		54,192
Unsecured yen loans from banks and insurance companies	0.5%	322,630	115,680	86,259	80,331	31,107	8,850	403	321,975

Total		801,333	218,422	197,862	114,537	151,259	18,850	100,403	812,908

Interest rate swaps:

		Yen (millions)
		Notional amount and maturity date (as of March 31, 2004)						Fair value
Average receive rate	Average pay rate	2005	2006	2007	2008	2009	There- after
0.42%	JPY6M LIBOR + 0.21%	100,000						86
0.87%	JPY6M LIBOR + 0.40%			15,000				49

		Notional amount and maturity date (as of March 31, 2003)						Fair value
Average receive rate	Average pay rate	2004	2005	2006	2007	2008	There- after
0.42%	JPY6M LIBOR + 0.21%		100,000					120
0.87%	JPY6M LIBOR + 0.40%				15,000			152

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15 (e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2004. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15 (f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Matsushita’s Board of Corporate Auditors has determined that Kazumi Kawaguchi, a Senior Corporate Auditor of Matsushita, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F.

Item 16B.	Code of Ethics

Matsushita has adopted a Code of Ethics applicable to the Chief Executive Officer, the Chief Financial Officer and other Executive Officers. The Code of Ethics is attached as an exhibit to this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Fees and services by the Company’s principal accountant

The following table shows the aggregate fees accrued or paid to KPMG AZSA & Co. and its member firms (KPMG), the Company’s principal accountant for the years ended March 31, 2004 and 2003:

	Yen (millions)
	2004	2003
Audit fees	1,195	1,146
Audit-related fees	242	187
Tax fees	465	603
All other fees	15	6

Total	1,917	1,942

Audit fees are fees for professional services for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Audit-related fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit fees category, such as assistance in due diligence and issuance of certificated documents. Tax fees are fees for professional services rendered mainly for tax compliance, tax advice, tax consulting associated with international transfer prices and expatriate employee tax services. All other fees are fees for those services not reported under the Audit fees, Audit-related fees, and Tax fees categories, such as professional advices related to environmental regulations.

No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Policy of the Company’s Board of Corporate Auditors on pre-approval of audit or non-audit services

In accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X and the related adopting release of the U.S. Securities and Exchange Commission, the Company’s Board of Corporate Auditors must pre-approve the engagement of the Company’s principal accountant, currently KPMG, by Matsushita or its subsidiaries to render audit or non-audit services. Also, paragraph (c)(4) of Rule 2-01 of Regulation S-X provides that an accountant is not independent from an audit client if the accountant provides certain non-audit services to the audit client. Under the policy adopted by the Company’s Board of Corporate Auditors, all audit or non-audit services provided by KPMG must be specifically pre-approved by the Board of Corporate Auditors. Such pre-approval is considered at the monthly meetings of the Board of Corporate Auditors. Any service that either falls into a category of services that are not permitted by the applicable law or regulation or is otherwise deemed by the Board of Corporate Auditors to be inconsistent with the maintenance of the principal accountant’s independence is rejected. Management’s requests for proposed engagement of the principal accountant to render services that require immediate approval, if considered necessary, are pre-approved by a designated member of the Board of Corporate Auditors, and then reported to the Board of Corporate Auditors at its next meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

Schedule for the years ended March 31, 2004, 2003 and 2002:

Schedule II Valuation and Qualifying Accounts and Reserves for the years ended March 31, 2004, 2003 and 2002	152

All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as the required information is presented in the consolidated financial statements or notes thereto, or the schedules are not applicable.

Report of Independent Registered Public Accounting Firm

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Notes 1(i) and 8 of the notes to the consolidated financial statements, effective April 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets as a result of the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

KPMG AZSA & Co.

Osaka, Japan

April 28, 2004

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2003

	Yen (millions)
Assets	2004	2003
Current assets:
Cash and cash equivalents (Note 9)	1,275,014	1,167,470
Time deposits (Note 9)	170,047	395,559
Short-term investments (Notes 5 and 17)	2,684	1,196
Trade receivables (Notes 6 and 9):
Related companies (Note 4)	15,071	18,389
Notes	62,762	67,351
Accounts	1,037,707	1,114,208
Allowance for doubtful receivables	(47,873)	(53,043)

Net trade receivables	1,067,667	1,146,905

Inventories (Notes 3 and 9)	777,540	783,262
Other current assets (Notes 11 and 17)	482,025	491,786

Total current assets	3,774,977	3,986,178

Noncurrent receivables (Note 6)	280,398	299,239

Investments and advances (Notes 5 and 17):
Associated companies (Note 4)	372,732	427,189
Other investments and advances	864,695	592,948

Total investments and advances	1,237,427	1,020,137

Property, plant and equipment (Notes 6 and 7):
Land	251,419	264,148
Buildings	1,253,350	1,280,448
Machinery and equipment	2,705,251	2,840,184
Construction in progress	46,037	64,792

	4,256,057	4,449,572
Less accumulated depreciation	3,046,555	3,150,677

Net property, plant and equipment	1,209,502	1,298,895

Other assets:
Goodwill (Notes 2 and 8)	418,907	410,627
Intangible assets (Note 8)	73,099	74,810
Other assets (Note 11)	443,702	744,807

Total other assets	935,708	1,230,244

	7,438,012	7,834,693

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2003

	Yen (millions)
Liabilities and Stockholders’ Equity	2004	2003
Current liabilities:
Short-term borrowings, including current portion of long-term debt (Notes 6, 9 and 17)	290,208	333,686
Trade payables:
Related companies (Note 4)	41,325	32,104
Notes	36,162	29,615
Accounts	707,247	665,565

Total trade payables	784,734	727,284

Accrued income taxes (Note 11)	44,179	33,499
Accrued payroll	141,932	150,095
Other accrued expenses (Note 18)	696,741	683,569
Deposits and advances from customers	83,798	100,469
Employees’ deposits	124,800	125,024
Other current liabilities (Notes 11 and 17)	403,394	417,206

Total current liabilities	2,569,786	2,570,832

Noncurrent liabilities:
Long-term debt (Notes 6, 9 and 17)	460,639	588,202
Retirement and severance benefits (Note 10)	801,199	1,375,143
Other liabilities (Note 11)	26,697	11,939

Total noncurrent liabilities	1,288,535	1,975,284

Minority interests	128,115	110,177

Stockholders’ equity:
Common stock (Notes 9 and 12):
Authorized - 4,950,000,000 shares Issued - 2,453,053,497 shares (2,447,923,088 shares in 2003)	258,740	258,738
Capital surplus (Notes 9 and 12)	1,230,476	1,219,686
Legal reserve (Note 12)	83,175	80,700
Retained earnings (Note 12)	2,442,504	2,432,052
Accumulated other comprehensive income (loss) (Notes 5, 10, 13 and 16):
Cumulative translation adjustments	(282,287)	(161,124)
Unrealized holding gains (losses) of available-for-sale securities	88,104	(18,082)
Unrealized gains (losses) of derivative instruments	6,676	(1,090)
Minimum pension liability adjustments	(211,995)	(525,346)

Total accumulated other comprehensive income (loss)	(399,502)	(705,642)

Treasury stock, at cost (Note 12):
134,645,885 shares (88,606,377 shares in 2003)	(163,817)	(107,134)

Total stockholders’ equity	3,451,576	3,178,400

Commitments and contingent liabilities (Note 18)

	7,438,012	7,834,693

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2004, 2003 and 2002

	Yen (millions)
	2004	2003	2002
Revenues:
Net sales:
Related companies (Note 4)	179,270	150,920	116,354
Other	7,300,474	7,250,794	6,957,483

Total net sales	7,479,744	7,401,714	7,073,837

Interest income	19,564	22,267	34,361
Dividends received	5,475	4,506	8,219
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance (Note 10)	72,228	—	—
Other income (Notes 5, 6, 15 and 16)	59,544	64,677	54,146

Total revenues	7,636,555	7,493,164	7,170,563

Costs and expenses:
Cost of sales (Notes 4 and 15)	5,313,065	5,323,605	5,312,039
Selling, general and administrative expenses (Note 15)	1,971,187	1,951,538	1,960,796
Interest expense	27,744	32,805	45,088
Other deductions (Notes 4, 5, 7, 8, 15 and 16)	153,737	116,300	390,419

Total costs and expenses	7,465,733	7,424,248	7,708,342

Income (loss) before income taxes	170,822	68,916	(537,779)

Provision for income taxes (Note 11):
Current	77,375	51,704	33,902
Deferred	21,160	19,572	(87,177)

	98,535	71,276	(53,275)

Income (loss) before minority interests and equity in earnings (losses) of associated companies	72,287	(2,360)	(484,504)
Minority interests	19,618	5,505	(56,666)

Equity in earnings (losses) of associated companies (Note 4)	(10,524)	(11,588)	59

Net income (loss)	42,145	(19,453)	(427,779)

	Yen
Net income (loss) per share of common stock (Note 14):
Basic	18.15	(8.70)	(206.09)
Diluted	18.00	(8.70)	(206.09)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2004, 2003 and 2002

	Yen (millions)
	2004	2003	2002
Common stock (Notes 12 and 15):
Balance at beginning of year	258,738	258,737	210,994
Issuance of common stock for conversion of bonds	2	1	47,743

Balance at end of year	258,740	258,738	258,737

Capital surplus (Notes 12 and 15):
Balance at beginning of year	1,219,686	682,848	621,267
Issuance of common stock for conversion of bonds	2	1	47,743
Treasury stock provided for conversion of bonds	4,209	—	—
Stock issued under exchange offering (Note 2)	6,579	537,487	—
Transfer from legal reserve and retained earnings due to merger of subsidiaries	—	—	11,008
Capital transactions by consolidated and associated companies	—	(650)	2,830

Balance at end of year	1,230,476	1,219,686	682,848

Legal reserve (Note 12):
Balance at beginning of year	80,700	82,647	88,499
Transfer from (to) retained earnings	2,475	(1,947)	816
Transfer to capital surplus due to merger of subsidiaries	—	—	(6,668)

Balance at end of year	83,175	80,700	82,647

Retained earnings (Note 12):
Balance at beginning of year	2,432,052	2,470,356	2,929,281
Net income (loss)	42,145	(19,453)	(427,779)
Cash dividends	(29,218)	(20,798)	(25,990)
Transfer from (to) legal reserve	(2,475)	1,947	(816)
Transfer to capital surplus due to merger of subsidiaries	—	—	(4,340)

Balance at end of year	2,442,504	2,432,052	2,470,356

Accumulated other comprehensive income (loss) (Note 13):
Balance at beginning of year	(705,642)	(154,543)	(79,089)
Other comprehensive income (loss), net of tax	306,140	(551,099)	(75,454)

Balance at end of year	(399,502)	(705,642)	(154,543)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2004, 2003 and 2002

	Yen (millions)
	2004	2003	2002
Treasury stock (Note 12):
Balance at beginning of year	(107,134)	(92,185)	(739)
Repurchase of common stock	(69,394)	(115,770)	(91,969)
Stock exchanged under exchange offering (Note 2)	—	100,821	—
Sale of treasury stock	—	—	523
Conversion of bonds	12,711	—	—

Balance at end of year	(163,817)	(107,134)	(92,185)

Disclosure of comprehensive income (loss) (Note 13):
Net income (loss)	42,145	(19,453)	(427,779)
Other comprehensive income (loss), net of tax:
Translation adjustments	(121,163)	(106,003)	102,832
Unrealized holding gains (losses) of available-for-sale securities	106,186	(68,894)	(28,052)
Unrealized gains (losses) of derivative instruments	7,766	(1,218)	128
Minimum pension liability adjustments	313,351	(374,984)	(150,362)

Total comprehensive income (loss)	348,285	(570,552)	(503,233)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2004, 2003 and 2002

	Yen (millions)
	2004	2003	2002
Cash flows from operating activities (Note 15):
Net income (loss)	42,145	(19,453)	(427,779)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	278,177	302,141	362,052
Net gain on sale of investments	(11,327)	(93)	(6,160)
Provision for doubtful receivables	3,154	17,621	4,428
Deferred income taxes	21,160	19,572	(87,177)
Write-down of investment securities (Notes 4 and 5)	52,492	52,611	92,297
Impairment loss on long-lived assets (Notes 7 and 8)	11,666	2,375	24,420
Minority interests	19,618	5,505	(56,666)
(Increase) decrease in trade receivables	35,248	(72,604)	200,966
(Increase) decrease in inventories	(37,016)	82,573	270,360
(Increase) decrease in other current assets	13,450	27,996	(35,579)
Increase (decrease) in trade payables	87,226	162,378	(130,275)
Increase (decrease) in accrued income taxes	12,254	4,960	(31,505)
Increase (decrease) in accrued expenses and other current liabilities	10,782	79,252	9,199
Increase (decrease) in retirement and severance benefits	(67,332)	16,622	(86,144)
Other	17,435	16,861	10,509

Net cash provided by operating activities	489,132	698,317	112,946

Cash flows from investing activities (Note 15):
Proceeds from sale of short-term investments	—	10,523	36,976
Purchase of short-term investments	(702)	—	(27,509)
Proceeds from disposition of investments and advances	68,468	121,001	172,763
Increase in investments and advances	(207,869)	(80,774)	(123,330)
Capital expenditures	(275,544)	(246,603)	(342,107)
Proceeds from disposals of property, plant and equipment	113,008	58,270	142,924
(Increase) decrease in finance receivables	30,697	29,158	60,731
(Increase) decrease in time deposits	202,808	96,371	29,742
Other	(16,311)	877	(24,662)

Net cash used in investing activities	(85,445)	(11,177)	(74,472)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2004, 2003 and 2002

	Yen (millions)
	2004	2003	2002
Cash flows from financing activities (Note 15):
Decrease in short-term borrowings	(39,577)	(106,630)	(83,703)
Increase (decrease) in deposits and advances from customers and employees	(15,787)	(20,589)	(22,739)
Proceeds from long-term debt	108,026	122,288	447,458
Repayments of long-term debt	(228,039)	(293,088)	(218,159)
Dividends paid	(29,218)	(20,798)	(25,990)
Dividends paid to minority interests	(4,675)	(8,267)	(10,112)
Repurchase of common stock (Note 12)	(69,394)	(115,770)	(91,969)
Decrease of treasury stock (Note 12)	—	—	523
Other	5,963	—	5,107

Net cash provided by (used in) financing activities	(272,701)	(442,854)	416

Effect of exchange rate changes on cash and cash equivalents	(23,442)	(9,948)	16,541

Net increase in cash and cash equivalents	107,544	234,338	55,431

Cash and cash equivalents at beginning of year	1,167,470	933,132	877,701

Cash and cash equivalents at end of year	1,275,014	1,167,470	933,132

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2004, 2003 and 2002

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

Sales in fiscal 2004 were categorized as follows: AVC Networks—48%, Home Appliances—16%, Components and Devices—15%, JVC—11%, and Other—10%. A sales breakdown in fiscal 2004 by geographical market was as follows: Japan—46%, North and South America—18%, Europe—15%, and Asia and Others—21%.

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

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with U.S. generally accepted accounting principles.

(c)	Principles of Consolidation (See Note 4)

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The difference between the acquisition cost and the Company’s equity in net assets of associated companies at acquisition was being amortized on a straight-line basis over periods ranging from ten to forty years prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” as of April 1, 2002. Subsequent to the adoption of SFAS No. 142, the unamortized balance of such equity method goodwill is not amortized and is instead tested for impairment.

Investments in associated companies are reduced to fair value by a charge to earnings for other-than-temporary declines in fair value.

In accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R), variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated. FIN 46R was effective as of March 31, 2004, except for special purpose entities, to which FIN 46R should be applied as of December 31, 2003. The adoption of FIN 46R did not have a material effect on the accompanying consolidated financial statements.

(d)	Revenue Recognition

The Company generates revenue principally through the sale of consumer and industrial products, equipment, and supplies. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is generally recognized when the products are received by customers. Revenue from sales of certain products with customer acceptance provisions related to their functionality is recognized when the product is received by the customer and the specific criteria of the product functionality are successfully tested and demonstrated.

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not have a material effect on the accompanying consolidated financial statements.

(e)	Leases (See Note 6)

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in “Trade receivables—Accounts” and “Noncurrent receivables” in the accompanying consolidated balance sheets.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Inventories (See Note 3)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g)	Foreign Currency Translation (See Note 13)

Foreign currency financial statements are translated in accordance with SFAS No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings ......................................................................	5 to 50 years
Machinery and equipment ............................................	2 to 10 years

(i)	Goodwill and Other Intangible assets (See Note 8)

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Investments in Available-for-Sale Securities (See Notes 5 and 13)

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

Individual securities classified as available-for-sale are reduced to net realizable value by a charge to earnings for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and reflected in earnings.

(k)	Income Taxes (See Note 11)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l)	Advertising (See Note 15)

Advertising costs are expensed as incurred.

(m)	Net Income (Loss) per Share (See Notes 9, 12 and 14)

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under SFAS No. 128, basic net income (loss) per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(n)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(o)	Derivative Financial Instruments (See Notes 16 and 17)

Derivative financial instruments utilized by the Company and its subsidiaries are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, for the fiscal year beginning April 1, 2001. The cumulative effect upon adoption was not significant. After the adoption of SFAS No. 133, as amended, the Company recognizes derivatives in the consolidated balance sheets at their fair value in “Other current assets,” “Other assets,” “Other current liabilities” or “Other liabilities.” On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

(p)	Impairment of Long-Lived Assets (See Note 7)

The Company adopted SFAS No. 144 for the fiscal year beginning April 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s consolidated financial statements. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

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

(q)	Stock-Based Compensation (See Note 12)

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans described in Note 12.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As the option price at the date of grant exceeded the fair market value of common stock, no compensation costs have been recognized in connection with the plans. If the accounting provision of SFAS No. 123, “Accounting for Stock-Based Compensation,” had been adopted, the impact on the Company’s net income (loss) for the three years ended March 31, 2004 would not be material.

(r)	Product Warranties (See Note 18)

A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair costs.

(s)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)	Acquisition

On October 1, 2002, Matsushita Electric Industrial Co., Ltd. (MEI) transformed Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MSC), Matsushita Kotobuki Electric Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems, Inc. (MGCS) into wholly owned subsidiaries, through share exchange transactions, in order to facilitate optimum groupwide allocation of management resources, as well as enhance management speed. Prior to these transactions, MEI owned 56.3%, 51.5%, 57.6%, 57.6% and 67.8% of common stock of MCI, KME, MSC, MKEI and MGCS, respectively. The share exchange ratios were one share of MCI, KME, MSC, MKEI and MGCS for 2.884, 0.576, 0.332, 0.833 and 0.538 shares of MEI, respectively. MEI provided 309,407,251 shares of newly issued common stock and 59,984,408 shares of its treasury stock to the minority shareholders.

These transactions were accounted for using the purchase method of accounting. The fair value of the acquired minority interests was determined based on the weighted-average quoted market price of 1,728 yen per share of MEI for a few days before and after January 10, 2002 when the terms of the share exchanges were agreed to and announced.

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

301,969

The amount of goodwill by reportable segment recognized through the above transactions is as follows. As discussed in Note 19, the Company has reclassified its segments effective April 1, 2003 and accordingly restated the figures of prior periods.

Yen (millions) (Restated)
AVC Networks	305,780
Home Appliances	7,562
Other	1,094

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

	Unaudited
	Yen (millions)
	2003	2002
Net loss	(18,995)	(465,479)

	Yen
	2003	2002
Net loss per share:
Basic	(7.85)	(190.38)
Diluted	(7.85)	(190.38)

(3)	Inventories

Inventories at March 31, 2004 and 2003 are summarized as follows:

	Yen (millions)
	2004	2003
Finished goods	427,674	426,834
Work in process	126,215	129,180
Raw materials	223,651	227,248

	777,540	783,262

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2004 and 2003 and for the three years ended March 31, 2004 is shown below. The most significant of these associated companies is Matsushita Electric Works, Ltd. (MEW). At March 31, 2004, the Company has a 31.8% equity ownership in MEW.

	Yen (millions)
	2004	2003
Current assets	1,047,518	887,752
Other assets	1,429,442	1,489,617

	2,476,960	2,377,369

Current liabilities	996,607	907,947
Other liabilities	706,644	628,438

Net assets	773,709	840,984

Company’s equity in net assets	276,966	312,682

	Yen (millions)
	2004	2003	2002
Net sales	2,552,682	1,969,387	1,629,396
Gross profit	577,451	479,985	436,936
Net income (loss)	(6,598)	(57,088)	4,495

Purchases and dividends received from associated companies for the three years ended March 31, 2004 are as follows:

	Yen (millions)
	2004	2003	2002
Purchases from	366,943	234,608	212,577
Dividends received	5,525	7,927	5,693

Retained earnings include undistributed earnings of associated companies in the amount of 56,303 million yen and 91,355 million yen, as of March 31, 2004 and 2003, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the year ended March 31, 2004, the Company incurred a write-down of 50,793 million yen for other-than-temporary impairment of investments in associated companies. The write-down is included in other deductions of costs and expenses in the consolidated statements of operations.

Investments in associated companies include equity securities which have quoted market values at March 31, 2004 and 2003 compared with related carrying amounts as follows:

	Yen (millions)
	2004	2003
Carrying amount	229,169	255,352
Market value	261,476	165,918

(5)	Investments in Available-for-Sale Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Convertible and straight bonds	1,000	1,001	1	—
Other debt securities	1,683	1,683	—	—

	2,683	2,684	1	—

Noncurrent:
Equity securities	217,470	398,425	181,219	264
Convertible and straight bonds	8,254	8,229	4	29
Other debt securities	10,071	10,071	—	—

	235,795	416,725	181,223	293

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2003
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Convertible and straight bonds	4	4	—	—
Other debt securities	1,192	1,192	—	—

	1,196	1,196	—	—

Noncurrent:
Equity securities	242,946	254,032	37,913	26,827
Japanese and foreign government bonds	21,138	20,372	1	767
Convertible and straight bonds	2,525	2,542	35	18
Investment trusts	605	557	—	48
Other debt securities	10,246	10,113	1	134

	277,460	287,616	37,950	27,794

Maturities of investments in available-for-sale securities at March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004		2003
	Cost	Fair value	Cost	Fair value
Due within one year	2,683	2,684	1,196	1,196
Due after one year through five years	18,325	18,300	34,514	33,584
Equity securities	217,470	398,425	242,946	254,032

	238,478	419,409	278,656	288,812

Proceeds from sale of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were 40,611 million yen, 94,864 million yen and 174,396 million yen, respectively. The gross realized gains for the years ended March 31, 2004, 2003 and 2002 were 12,391 million yen, 4,839 million yen and 10,582 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were 1,064 million yen, 4,746 million yen and 4,422 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the years ended March 31, 2004, 2003 and 2002, the Company incurred a write-down of 1,699 million yen, 52,611 million yen and 92,297 million yen, respectively, for other-than-temporary impairment of investment securities, mainly reflecting the aggravated condition of the Japanese stock market. The write-down is included in other deductions of costs and expenses in the consolidated statements of operations.

Gross unrealized holding losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004, are as follows:

	Yen (millions)
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	13,334	264	—	—	13,334	264
Convertible and straight bonds	971	29	—	—	971	29

	14,305	293	—	—	14,305	293

Because the gross unrealized loss position has been continuing for a relatively short period of time, these investments are not considered other-than-temporarily impaired. The Company has not held unrealized losses for twelve months or more length at March 31, 2004.

(6)	Leases

The Company and its subsidiaries have capital and operating leases for certain machinery and equipment. At March 31, 2004 and 2003, the gross amount of machinery and equipment was 19,726 million yen and 15,753 million yen, and the related accumulated depreciation recorded under capital leases was 10,148 million yen and 8,239 million yen, respectively.

During the years ended March 31, 2004, 2003 and 2002, the Company and its subsidiary sold and leased back certain machinery and equipment for 44,636 million yen, 21,083 million yen and 108,024 million yen, respectively. The lease base term is 4 to 5 years. The resulting leases are being accounted for as operating leases. The resulting gains of these transactions, included in other income, were not significant. The Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 29,049 million yen, 25,323 million yen and 6,811 million yen for the years ended March 31, 2004, 2003 and 2002, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2004 are as follows:

	Yen (millions)
	Capital leases	Operating leases
Year ending March 31
2005	4,928	33,035
2006	3,894	36,519
2007	1,227	33,888
2008	231	12,667
2009	132	5,162
Thereafter	164	1

Total minimum lease payments	10,576	121,272

Less amount representing interest	489

Present value of net minimum lease payments	10,087
Less current portion	4,498

Long-term capital lease obligations	5,589

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases. Investments in non-cancelable financing leases at March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004	2003
Total minimum lease payments to be received	375,948	421,913
Less amounts representing estimated executory cost	15,405	17,908
Less unearned income	18,720	37,106

	341,823	366,899
Less allowance for doubtful receivables	4,733	4,536

Net investment in financing leases	337,090	362,363
Less current portion	118,358	124,795

Long-term investment in financing leases	218,732	237,568

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of the investments in non-cancelable financing leases after March 31, 2004 are as follows:

Yen (millions)
Year ending March 31
2005	133,756
2006	98,946
2007	69,909
2008	43,363
2009	20,416
Thereafter	9,558

Total minimum lease payments to be received	375,948

(7)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. As discussed in Note 1 (p), the Company accounts for impairment of long-lived assets in accordance with SFAS No. 144 and SFAS No. 121 (prior to the adoption of SFAS No. 144).

The Company recognized impairment losses of 10,623 million yen of property, plant and equipment during fiscal 2004. One of the impairment losses is related to write-down of certain land and buildings at a domestic sales subsidiary to the fair value. Those assets are currently unused and the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value was determined by estimating the market value. The remaining impairment loss is mainly related to write-down of machinery and equipment to manufacture certain electric components at a foreign subsidiary. As the prices of these products significantly decreased due to highly competitive market, the Company projected that the future business of those products would result in operating losses. The fair value was determined by estimating the market value.

Due to the sale of certain assets and liabilities that consisted of a portion of the entertainment media disc manufacturing business at Panasonic Disc Services Corporation, the Company estimated that the carrying value of the remaining assets is impaired. As a result, the Company recognized an impairment loss of 2,375 million yen during fiscal 2003 related to write-down of the carrying value of machinery and equipment to manufacture entertainment media discs to their estimated fair values.

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

Impairment losses recorded in fiscal 2004, 2003 and 2002 are included in other deductions of costs and expenses in the consolidated statements of operations.

(8)	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2004 and 2003 are as follows. As discussed in Note 19, the Company has reclassified its segments effective April 1, 2003 and accordingly restated the figures of prior periods.

	Yen (millions)
	AVC Networks	Home Appliances	Components and Devices	JVC	Other	Total
Balance at March 31, 2002 (Restated)	3,197	12,880	70,506	2,943	6,312	95,838
Goodwill acquired during the year (Restated)	307,731	8,828	1,313	—	1,094	318,966
Goodwill transferred to investments in associated companies (Restated)	—	—	(4,177)	—	—	(4,177)

Balance at March 31, 2003 (Restated)	310,928	21,708	67,642	2,943	7,406	410,627
Goodwill acquired during the year	1,072	82	2,889	—	4,237	8,280

Balance at March 31, 2004	312,000	21,790	70,531	2,943	11,643	418,907

The following table reconciles previously reported net loss and basic and diluted net loss per share as provisions of SFAS No. 142 were in effect for the year ended March 31, 2002.

Yen (millions)
2002
Reported net loss	(427,779)
Add back: goodwill amortization	7,190

Adjusted net loss	(420,589)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Yen
2002
Basic net loss per share:
Reported net loss per share	(206.09)
Add back: goodwill amortization	3.46

Adjusted basic net loss per share	(202.63)

Diluted net loss per share:
Reported diluted net loss per share	(206.09)
Add back: goodwill amortization	3.46

Adjusted diluted net loss per share	(202.63)

Acquired intangible assets, excluding goodwill, at March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004		2003
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Average amortization period
Amortizing intangible assets:
Patents	34,449	24,769	31,827	22,757	8 years
Software	112,470	61,099	97,243	40,233	3 years
Other	11,838	6,461	9,822	6,402	15 years

	158,757	92,329	138,892	69,392

	Yen (millions)
	2004	2003
Non-amortizing intangible assets:
Leasehold	4,464	1,407
Other	2,207	3,903

	6,671	5,310

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Aggregate amortization expense for amortizing intangible assets for the years ended March 31, 2004 and 2003 was 23,789 million yen and 17,499 million yen, respectively. Estimated amortization expense for the next five years is as follows:

Yen (millions)
Year ending March 31
2005	20,339
2006	16,217
2007	9,655
2008	2,161
2009	1,353

The Company recognized an impairment loss of 1,043 million yen during fiscal 2004 related to write-down of non-amortizing intangible assets to the fair value, in connection with the decline of the market value. The impairment loss is included in other deductions of costs and expenses in the consolidated statements of operations.

(9)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2004 and 2003 is set forth below:

	Yen (millions)
	2004	2003
Convertible bonds, due 2004, interest 1.4%	—	97,742
Convertible bonds issued by a subsidiary, due 2005, interest 0.55% - 1.5%	27,496	28,483
Straight bonds, due 2005, interest 0.42%	100,086	100,120
Straight bonds, due 2007, interest 0.87%	100,049	100,152
Straight bonds, due 2011, interest 1.64%	100,000	100,000
Straight bonds issued by subsidiaries, due 2003 - 2007, interest 1.5% - 2.15%	46,364	52,206
Unsecured yen loans from banks and insurance companies, principally by financial subsidiaries, due 2003 - 2008, effective interest 0.5% in 2004 and 2003	293,732	322,630
Capital lease obligations	10,087	8,473

	677,814	809,806
Less current portion	217,175	221,604

	460,639	588,202

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt after March 31, 2004 are as follows:

Yen (millions)
Year ending March 31
2005	217,175
2006	122,673
2007	181,261
2008	40,845
2009	15,214

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2004 and 2003, short-term loans subject to such general agreements amounted to 1,245 million yen and 27,062 million yen, respectively. The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2004 and 2003 was 4.6% and 4.8%, respectively.

Acceptances payable by foreign subsidiaries, in the amount of 549 million yen and 54 million yen at March 31, 2004 and 2003, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

The convertible bonds maturing in 2005 issued by a subsidiary are redeemable at the option of the subsidiary at prices ranging from 101% of principal to 100% of principal near maturity.

(10)	Retirement and Severance Benefits

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contributory, funded benefit pension plans include those under Employees Pension Funds (EPF) as is stipulated by the Welfare Pension Insurance Law (the “Law”). The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance that the Company and certain of its subsidiaries operate on behalf of the Japanese Government, and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion.

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

Effective October 1, 2003, the Company and certain of its subsidiaries amended a part of their contributory, funded benefit pension plans.

Following the enactment of changes to the Law, the Company and certain of its subsidiaries obtained Government’s approval for exemption from the benefit obligation related to future employee services under the substitutional portion in fiscal 2003. After obtaining the approval, some of these companies obtained another approval for separation of the remaining benefit obligation of substitutional portion which is related to past employee services and returned the remaining benefit obligation along with the plan assets calculated pursuant to the Government formula by March 31, 2004. In accordance with EITF 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the Company recognized a gain of 72,228 million yen under the caption of “Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance” for the year ended March 31, 2004. This consists of 287,145 million yen of a subsidy from the Government calculated as the difference between accumulated benefit obligation settled and the amount transferred to the Government, 69,756 million yen of derecognition of previously accrued salary progression and 284,673 million yen of recognition of related unrecognized actuarial loss, at the time when the past benefit obligation was transferred.

The measurement date used to determine the pension measures for pension plans is December 31.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2004 consisted of the following components:

	Yen (millions)
	2004	2003	2002
Service cost – benefits earned during the year	69,614	73,536	86,465
Interest cost on projected benefit obligation	73,665	78,909	84,846
Expected return on plan assets	(35,741)	(46,496)	(51,458)
Amortization of net transition obligation	—	3,298	9,974
Amortization of prior service benefit	(9,879)	(6,442)	(3,965)
Recognized actuarial loss	63,746	45,347	17,215

Net periodic benefit cost	161,405	148,152	143,077

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004	2003
Change in benefit obligations:
Benefit obligations at beginning of year	2,787,688	2,481,297
Service cost	69,614	73,536
Interest cost	73,665	78,909
Plan participants’ contributions	—	3,442
Prior service benefit	(174,600)	(6,570)
Actuarial (gain) loss	(34,189)	213,564
Benefits paid	(69,626)	(53,261)
Transfer of the substitutional portion	(747,917)	—
Foreign currency exchange impact	(3,978)	(3,229)

Benefit obligations at end of year	1,900,657	2,787,688

Change in plan assets:
Fair value of plan assets at beginning of year	1,256,922	1,310,040
Actual return on plan assets	117,406	(163,296)
Employer contributions	148,927	137,273
Plan participants’ contributions	—	3,442
Benefits paid	(57,403)	(28,089)
Transfer of the substitutional portion	(391,016)	—
Foreign currency exchange impact	(2,215)	(2,448)

Fair value of plan assets at end of year	1,072,621	1,256,922

Funded status	(828,036)	(1,530,766)

Unrecognized prior service benefit	(261,857)	(97,136)
Unrecognized actuarial loss	599,252	1,103,917

Net amount recognized	(490,641)	(523,985)

Amounts recognized in the consolidated balance sheets consist of:
Retirement and severance benefits	(801,199)	(1,375,143)
Accumulated other comprehensive income (loss), gross of tax	310,558	851,158

Net amount recognized	(490,641)	(523,985)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The accumulated benefit obligation for the pension plans was 1,834,134 million yen and 2,603,143 million yen at March 31, 2004 and 2003, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2003 are as follows:

	2004	2003
Discount rate	2.7%	2.7%
Rate of compensation increase	1.8%	2.0%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2004 are as follows:

	2004	2003	2002
Discount rate	2.7%	3.2%	4.0%
Expected return on plan assets	2.7%	3.5%	4.0%
Rate of compensation increase	2.0%	2.6%	2.6%

The expected return on plan assets is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

During the year ended March 31, 2004, the balance of “retirement and severance benefits” decreased, as a result of the derecognition of an additional minimum pension liability, due to the transfer of the substitutional portion of Japanese Welfare Pension Insurance, a plan amendment of the Company and certain of its domestic subsidiaries and an improved return on plan assets.

The weighted-average asset allocation of the Company’s pension plans at March 31, 2004 and 2003 are as follows:

	2004	2003
Asset category:
Equity securities	39%	45%
Debt securities	31	31
Life insurance company general accounts	13	13
Other	17	11

Total	100%	100%

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Each plan of the Company has a different investment policy, which is designed to ensure sufficient plan assets available to provide future payments of pension benefits to the eligible plan participants and is individually monitored for compliance and appropriateness on an on-going basis. Considering the expected long-term rate of return on plan assets, each plan of the Company establishes a “basic” portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the “basic” portfolio in order to generate a total return that will satisfy the expected return on a mid-term to long-term basis. The Company evaluates the difference between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the “basic” portfolio. The Company revises the “basic” portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

The Company expects to contribute 142,174 million yen to its domestic defined benefit plans in the year ending March 31, 2005.

(11)	Income Taxes

Income (loss) before income taxes and income taxes for the three years ended March 31, 2004 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2004
Income before income taxes	40,353	130,469	170,822
Income taxes:
Current	43,723	33,652	77,375
Deferred	25,702	(4,542)	21,160

Total income taxes	69,425	29,110	98,535

For the year ended March 31, 2003
Income (loss) before income taxes	(46,634)	115,550	68,916
Income taxes:
Current	27,224	24,480	51,704
Deferred	18,162	1,410	19,572

Total income taxes	45,386	25,890	71,276

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2002
Loss before income taxes	(537,387)	(392)	(537,779)
Income taxes:
Current	12,450	21,452	33,902
Deferred	(77,619)	(9,558)	(87,177)

Total income taxes	(65,169)	11,894	(53,275)

For the years ended March 31, 2004 and 2003, domestic income taxes—deferred include the impact of 8,614 million yen and 22,317 million yen, respectively, attributable to adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax law on introduction of a new pro forma standard taxation system.

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 9.9% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 41.9% for the years ended March 31, 2004, 2003 and 2002.

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2004	2003	2002
Combined statutory tax rate	41.9%	41.9%	(41.9)%
Tax credit related to research expenses	(1.3)	(2.3)	(0.2)
Lower tax rates of overseas subsidiaries	(10.6)	(18.7)	(0.8)
Expenses not deductible for tax purposes	3.0	4.9	1.8
Change in valuation allowance allocated to income tax expenses	14.8	46.5	25.8
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	5.0	32.4	—
Other	4.9	(1.3)	5.4

Effective tax rate	57.7%	103.4%	(9.9)%

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The significant components of deferred income tax expenses for the three years ended March 31, 2004 are as follows:

	Yen (millions)
	2004	2003	2002
Deferred tax expense (exclusive of the effects of other components listed below)	20,376	27,608	(31,402)
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and regulations	8,614	22,317	—
Benefits of net operating loss carryforwards	(7,830)	(30,353)	(55,775)

	21,160	19,572	(87,177)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2003 are presented below:

	Yen (millions)
	2004	2003
Deferred tax assets:
Inventory valuation	77,476	81,552
Expenses accrued for financial statement purposes but not currently included in taxable income	223,884	201,835
Property, plant and equipment	154,415	160,076
Retirement and severance benefits	236,071	410,816
Tax loss carryforwards	181,214	254,189
Other	166,878	139,861

Total gross deferred tax assets	1,039,938	1,248,329
Less valuation allowance	246,026	241,209

Net deferred tax assets	793,912	1,007,120

Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(71,185)	(3,175)
Other	(43,341)	(35,888)

Total gross deferred tax liabilities	(114,526)	(39,063)

Net deferred tax assets	679,386	968,057

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004.

The net change in total valuation allowance for the years ended March 31, 2004 and 2003 was an increase of 4,817 million yen and 15,259 million yen, respectively.

At March 31, 2004, the Company and certain of its subsidiaries had, for income tax purposes, net operating loss carryforwards of approximately 483,924 million yen, the substantial majority of which expire in fiscal 2009 and thereafter.

Net deferred tax assets and liabilities at March 31, 2004 and 2003 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2004	2003
Other current assets	320,098	293,653
Other assets	388,295	688,384
Other current liabilities	(2,310)	(4,518)
Other liabilities	(26,697)	(9,462)

Net deferred tax assets	679,386	968,057

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 649,059 million yen as of March 31, 2004, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Stockholders’ Equity

In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The Company issued 2,468 shares, 1,234 shares and 58,941,866 shares in connection with the conversion of bonds for the years ended March 31, 2004, 2003 and 2002, respectively.

The Company also provided 10,444,421 shares of its treasury stock in connection with the conversion of bonds for the year ended March 31, 2004. The difference of carrying values of the bonds converted and treasury stocks provided was charged to capital surplus.

On April 1, 2003, the Company issued 5,127,941 shares under share exchange transactions to transform two subsidiaries into wholly owned subsidiaries. On October 1, 2002, the Company issued 309,407,251 shares for the share exchange transactions described in Note 2.

The Company may repurchase its common stock from the market pursuant to a revision in the Japanese Commercial Code. For the years ended March 31, 2004 and 2003, respectively, 56,483,929 and 93,797,377 shares were repurchased for the aggregate cost of approximately 69,394 million yen and 115,770 million yen, respectively, primarily with the intention to hold as treasury stock to improve capital efficiency. For the year ended March 31, 2002, 54,000,000 shares were repurchased for the aggregate cost of approximately 90,598 million yen, primarily with the intention to hold as treasury stock to improve capital efficiency, and to use for the share exchange transactions described in Note 2.

As discussed in Note 2, MEI transformed MCI, KME, MSC, MKEI and MGCS into wholly owned subsidiaries through share exchange transactions on October 1, 2002. MEI provided 309,407,251 shares of newly issued common stock and 59,984,408 shares of its treasury stock to the minority shareholders.

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

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2004 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the year-end dividend of 7.75 yen per share, totaling approximately 17,968 million yen, planned to be proposed in June 2004 in respect of the year ended March 31, 2004 or for the related appropriation.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In accordance with the Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of approximately 163,817 million yen at March 31, 2004 were restricted as to the payment of cash dividends.

The Company’s directors and certain senior executives were granted options to purchase the Company’s common stock. All stock options have a four-year term and become fully exercisable two years from the date of grant. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price (Yen)
Balance at March 31, 2001	295,000	2,557
Granted	128,000	2,163
Forfeited	(28,000)	2,490

Balance at March 31, 2002	395,000	2,434
Granted	116,000	1,734
Forfeited	(40,000)	2,398

Balance at March 31, 2003	471,000	2,265
Forfeited	(57,000)	2,574

Balance at March 31, 2004, weighted-average remaining life – 2.76 years	414,000	2,223

Treasury stock reserved for options at March 31, 2004 and 2003 was 298,000 shares and 355,000 shares, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2004 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2004
Translation adjustments	(121,163)	—	(121,163)
Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	179,822	(67,626)	112,196
Less: Reclassification adjustment for gains included in net income	(9,628)	3,618	(6,010)

Net unrealized gains (losses)	170,194	(64,008)	106,186

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	13,410	(5,462)	7,948
Less: Reclassification adjustment for gains included in net income	(314)	132	(182)

Net unrealized gains (losses)	13,096	(5,330)	7,766

Minimum pension liability adjustments	502,543	(189,192)	313,351

Other comprehensive income (loss)	564,670	(258,530)	306,140

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2002
Translation adjustments	102,832	—	102,832
Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(133,095)	53,314	(79,781)
Less: Reclassification adjustment for losses included in net loss	85,337	(33,608)	51,729

Net unrealized gains (losses)	(47,758)	19,706	(28,052)

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(28,241)	11,821	(16,420)
Less: Reclassification adjustment for losses included in net loss	28,482	(11,934)	16,548

Net unrealized gains (losses)	241	(113)	128

Minimum pension liability adjustments	(199,175)	48,813	(150,362)

Other comprehensive income (loss)	(143,860)	68,406	(75,454)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the three years ended March 31, 2004 is as follows:

	Yen (millions)
	2004	2003	2002
Net income (loss) available to common stockholders	42,145	(19,453)	(427,779)
Effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	727	—	—

Diluted net income (loss)	42,872	(19,453)	(427,779)

	Number of shares
	2004	2003	2002
Average common shares outstanding	2,321,835,314	2,234,968,907	2,075,667,943
Dilutive effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	59,460,443	—	—

Diluted common shares outstanding	2,381,295,757	2,234,968,907	2,075,667,943

	Yen
	2004	2003	2002
Net income (loss) per share:
Basic	18.15	(8.70)	(206.09)
Diluted	18.00	(8.70)	(206.09)

The effect of potentially dilutive securities was not included in the calculation of diluted net loss per share for the years ended March 31, 2003 and 2002 as their effect would be antidilutive due to the net loss incurred for the respective year.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to operations for the three years ended March 31, 2004 are as follows:

	Yen (millions)
	2004	2003	2002
Research and development costs	579,230	551,019	566,567
Advertising costs	146,046	130,426	116,867
Shipping and handling costs	141,570	140,498	137,681
Depreciation	253,762	283,434	341,549

Included in other deductions of costs and expenses for the years ended March 31, 2004 and 2003 is a loss of 45,056 million yen and 12,476 million yen, respectively, associated with the implementation of the early retirement programs in some domestic companies, and for the year ended March 31, 2002 is a loss of 164,056 million yen associated with the implementation of the early retirement programs and the regional-based employee remuneration system in some domestic companies.

Included in other deductions of costs and expenses for the years ended March 31, 2004 and 2002 is a loss of 19,572 million yen and 61,622 million yen, respectively, associated with the closure or integration of several manufacturing facilities or locations. Of 61,622 million yen, a total of 6,660 million yen was accrued at March 31, 2002 and paid during fiscal 2003.

Included in other income of revenues for the year ended March 31, 2003 is a gain of 10,805 million yen from the sale of Panasonic Disc Services Corporation.

Foreign exchange gains and losses included in other deductions of costs and expenses for the years ended March 31, 2004, 2003 and 2002 is a loss of 13,588 million yen, 7,962 million yen and 13,209 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

In fiscal 2004, the Company sold, without recourse, trade accounts receivable of 4,661 million yen to independent third parties for proceeds of 4,657 million yen, and recorded losses on the sale of trade accounts receivable of 4 million yen, which is included in selling, general and administrative expenses. The Company is responsible for servicing the receivables. The sale of the receivables was accounted for under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2004 are as follows:

	Yen (millions)
	2004	2003	2002
Cash paid:
Interest	30,505	32,587	53,055
Income taxes	65,121	46,744	65,407
Noncash investing and financing activities:
Conversion of bonds	16,924	2	95,486
Capital transactions by consolidated and associated companies	—	650	2,830
Stock provided under exchange offering	6,579	638,308	—
Contribution of assets and liabilities to associated companies	3,278	31,740	—

(16)	Derivatives and Hedging Activities

The Company and its subsidiaries operate internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company and some of its subsidiaries to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the three years ended March 31, 2004. Amounts included in accumulated other comprehensive income (loss) at March 31, 2004 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company and its subsidiaries are exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contract amounts of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures at March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004	2003
Forward:
To sell foreign currencies	398,782	387,605
To buy foreign currencies	205,039	214,075
Options purchased to sell foreign currencies	44,886	50,883
Options written to sell foreign currencies	29,046	—
Variable-paying interest rate swaps	115,000	115,000
Cross currency swaps	14,914	8,420
Commodity futures:
To sell commodity	14,915	13,341
To buy commodity	52,888	43,214

(17)	Fair Value of Financial Instruments

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	2,684	2,684	1,196	1,196
Investments and advances	812,586	813,750	544,544	545,194
Liabilities:
Long-term debt, including current portion	(677,814)	(684,314)	(809,806)	(821,381)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	9,446	9,446	—	—
To buy foreign currencies	—	—	1,664	1,664
Options purchased to sell foreign currencies	746	746	127	127
Variable-paying interest rate swaps	135	135	298	298
Cross currency swaps	229	229	19	19
Commodity futures:
To sell commodity	—	—	672	672
To buy commodity	5,709	5,709	—	—
Other current liabilities:
Forward:
To sell foreign currencies	—	—	(1,383)	(1,383)
To buy foreign currencies	(469)	(469)	—	—
Options written to sell foreign currencies	(455)	(455)	—	—
Cross currency swaps	(2)	(2)	(45)	(45)
Commodity futures:
To sell commodity	(1,223)	(1,223)	—	—
To buy commodity	—	—	(1,940)	(1,940)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgements and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties on bank loans provided to its employees, associated companies and customers. The guarantees for the employees are principally made for their housing loans. The guarantees for the associated companies and customers are made to enhance the credit of these companies. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the Company would have to make in the event of default is 7,488 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2004 and 2003 was insignificant.

A financial subsidiary of the Company provides guarantees to third parties on certain consumer loans of its customers. For each guarantee provided, the subsidiary is required to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the subsidiary would have to make in the event of default is 23,417 million yen. The carrying amount of the liabilities recognized for the subsidiary’s obligations as a guarantor under those guarantees at March 31, 2004 and 2003 was insignificant.

As discussed in Note 6, in connection with the sale and lease back of certain machinery and equipment, the Company and its subsidiary guarantee a specific value of the leased assets. For each guarantee provided, the Company or the subsidiary are required to perform under the guarantee if certain conditions are met during or at the end of the lease term. The maximum amount of undiscounted payments the Company or the subsidiary would have to make in the event of these conditions are met is 27,771 million yen. The carrying amount of the liabilities recognized for the Company and the subsidiary’s obligations as guarantors under those guarantees at March 31, 2004 and 2003 was insignificant.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2004 and 2003 are summarized as follows:

	Yen (millions)
	2004	2003
Balance at beginning of year	24,834	20,202
Liabilities accrued for warranties issued during the period	39,409	38,102
Warranty claims paid during the period	(31,805)	(33,293)
Changes in liabilities for pre-existing warranties during the period, including expirations	(1,718)	(177)

Balance at end of year	30,720	24,834

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At March 31, 2004, commitments outstanding for the purchase of property, plant and equipment approximated 15,535 million yen.

Contingent liabilities at March 31, 2004 for discounted export bills of exchange amounted to 6,663 million yen.

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (“PCB equipment”) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company estimated the total cost of 8,274 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, and maintaining and disposing the PCB equipment that is already discovered, which amount has been accrued since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(19)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance. In January 2003, the Company launched a new business domain-based organizational structure, followed by the introduction of a new groupwide management system effective from April 1, 2003.

The Company has reclassified its previous four business segments: AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices, into five new segments effective from April 1, 2003. Accordingly, the figures of all prior periods presented have been restated.

The five new segments are: “AVC Networks,” “Home Appliances,” “Components and Devices,” “JVC,” and “Other.” Business segments correspond to categories of activity classified primarily by markets, products and brand names. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes home appliances and household equipment. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the three years ended March 31, 2004 is shown in the tables below:

By Business Segment:

	Yen (millions)
	2004	2003	2002
		(Restated)	(Restated)
Sales:
AVC Networks:
Customers	3,771,516	3,621,211	3,473,339
Intersegment	68,752	46,984	35,285

Total	3,840,268	3,668,195	3,508,624
Home Appliances:
Customers	1,174,138	1,169,608	1,141,543
Intersegment	49,052	27,873	29,242

Total	1,223,190	1,197,481	1,170,785
Components and Devices:
Customers	1,073,108	1,145,092	1,066,456
Intersegment	586,564	564,640	468,272

Total	1,659,672	1,709,732	1,534,728
JVC:
Customers	802,650	827,967	812,479
Intersegment	16,349	23,542	22,340

Total	818,999	851,509	834,819
Other:
Customers	658,332	637,836	580,020
Intersegment	290,396	181,219	145,337

Total	948,728	819,055	725,357
Eliminations	(1,011,113)	(844,258)	(700,476)

Consolidated total	7,479,744	7,401,714	7,073,837

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2004	2003	2002
		(Restated)	(Restated)
Segment profit (loss):
AVC Networks	129,102	82,828	(35,626)
Home Appliances	52,759	45,240	32,611
Components and Devices	50,099	31,213	(95,714)
JVC	24,675	21,863	(12,345)
Other	14,701	13,042	(32,388)
Corporate and eliminations	(75,844)	(67,615)	(55,536)

Total segment profit (loss)	195,492	126,571	(198,998)

Interest income	19,564	22,267	34,361
Dividends received	5,475	4,506	8,219
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	72,228	—	—
Other income	59,544	64,677	54,146
Interest expense	(27,744)	(32,805)	(45,088)
Other deductions	(153,737)	(116,300)	(390,419)

Consolidated income (loss) before income taxes	170,822	68,916	(537,779)

Identifiable assets:
AVC Networks	2,090,130	2,355,671	2,026,953
Home Appliances	701,143	805,437	895,931
Components and Devices	1,157,984	1,317,882	1,456,440
JVC	503,943	488,595	520,543
Other	754,117	795,103	830,256
Corporate and eliminations	2,230,695	2,072,005	2,038,334

Consolidated total	7,438,012	7,834,693	7,768,457

Depreciation (including intangibles other than goodwill):
AVC Networks	85,085	81,332	108,513
Home Appliances	31,674	39,367	41,757
Components and Devices	103,898	133,113	159,265
JVC	16,339	16,596	28,009
Other	28,954	20,570	6,469
Corporate and eliminations	11,601	9,955	9,639

Consolidated total	277,551	300,933	353,652

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2004	2003	2002
		(Restated)	(Restated)
Capital investment (including intangibles other than goodwill):
AVC Networks	80,543	77,008	98,052
Home Appliances	26,268	34,720	33,658
Components and Devices	142,540	119,639	174,509
JVC	17,735	14,709	16,303
Other	28,298	20,525	8,366
Corporate and eliminations	21,376	21,213	13,814

Consolidated total	316,760	287,814	344,702

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and software.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and long-lived assets are as follows:

	Yen (millions)
	2004	2003	2002
Sales:
Japan	3,477,492	3,453,836	3,313,912
North and South America	1,326,940	1,420,802	1,495,258
Europe	1,080,143	999,637	839,248
Asia and Others	1,595,169	1,527,439	1,425,419

Consolidated total	7,479,744	7,401,714	7,073,837

United States of America included in North and South America	1,184,446	1,282,861	1,353,502

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2004	2003	2002
Long-lived assets:
Japan	1,359,677	1,412,415	1,171,115
North and South America	64,955	80,104	137,981
Europe	54,456	68,216	68,155
Asia and Others	222,420	223,597	270,414

Consolidated total	1,701,508	1,784,332	1,647,665

United States of America included in North and South America	58,297	71,554	129,439

There are no individually material countries of which sales and long-lived assets should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2004.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales, geographical profit (loss) and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2004. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	2004	2003	2002
Sales:
Japan:
Customers	3,989,576	4,032,432	3,866,575
Intersegment	1,521,459	1,107,962	1,150,530

Total	5,511,035	5,140,394	5,017,105
North and South America:
Customers	1,271,914	1,364,283	1,408,838
Intersegment	25,269	26,116	36,910

Total	1,297,183	1,390,399	1,445,748
Europe:
Customers	1,014,687	922,312	770,886
Intersegment	12,648	16,938	15,907

Total	1,027,335	939,250	786,793
Asia and Others:
Customers	1,203,567	1,082,687	1,027,538
Intersegment	972,843	754,725	802,986

Total	2,176,410	1,837,412	1,830,524
Eliminations	(2,532,219)	(1,905,741)	(2,006,333)

Consolidated total	7,479,744	7,401,714	7,073,837

Geographical profit (loss):
Japan	131,796	88,152	(166,134)
North and South America	23,258	22,449	(4,092)
Europe	16,325	21,741	(14,600)
Asia and Others	89,706	71,016	48,530
Corporate and eliminations	(65,593)	(76,787)	(62,702)

Consolidated total	195,492	126,571	(198,998)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2004	2003	2002
Identifiable assets:
Japan	3,887,504	4,445,983	4,170,989
North and South America	411,615	526,918	602,427
Europe	308,687	335,813	402,238
Asia and Others	858,238	831,289	872,628
Corporate and eliminations	1,971,968	1,694,690	1,720,175

Consolidated total	7,438,012	7,834,693	7,768,457

(20)	Subsequent Event

On April 1, 2004, the Company acquired 19.2% of the issued common shares of MEW through a tender offer, of which the Company had a 31.8% equity ownership until then, to obtain its controlling interest.

This acquisition also resulted in another acquisition of controlling interest of PanaHome Corporation (PanaHome) because both the Company and MEW have 27% equity ownership.

The results of operations of MEW and PanaHome will be included in the consolidated financial statements since that date. MEW is a manufacturer of household electric equipment, building products and related materials based in Osaka, Japan. As a result of the acquisition, the Company is expected to be a leading provider of a comprehensive range of home electric and household equipment and systems in Japan. It also expects to reduce costs through economies of scale and sharing of research and development resources and marketing channels. The aggregate purchase cost of additional MEW shares was 147,187 million yen and was paid in cash. The carrying value of the Company’s common shares of MEW immediately before the acquisition was 200,174 million yen. The carrying value of the Company’s existing common shares of PanaHome at April 1, 2004 was 22,861 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The purchase price of additional MEW shares has been preliminarily allocated based upon the initial estimated fair value of the identifiable assets acquired and liabilities assumed at the date of acquisition. The excess of the purchase price over fair value of net identifiable assets was preliminarily allocated to goodwill. The Company’s new basis of investments in MEW and PanaHome upon the acquisition of additional shares of MEW was 343,844 million yen, which consisted of the purchase price of acquired shares and the carrying value of the existing shares, net of deferred tax liabilities of 26,378 million yen on the outside basis of existing shares that had been accounted for using the equity method. Such new basis of investments in MEW and PanaHome was allocated as follows:

Yen (millions)
Current assets	658,544
Property, plant and equipment	440,584
Other assets	287,998

Total assets acquired	1,387,126

Current liabilities	335,899
Noncurrent liabilities	419,803

Total liabilities assumed	755,702

Minority interests	287,580

Net assets acquired	343,844

The allocation of the purchase price is preliminary and subject to adjustments following the completion of the valuation process.

Schedule II

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2004, 2003 and 2002

			Deduct
	Balance at beginning of period	Add- charged to income	Bad debts written off	Reversal	Add (deduct)- cumulative translation adjustments	Balance at end of period
Allowance for doubtful trade receivables:
2004	53,043	3,154	3,088	3,662	(1,574)	47,873
2003	43,265	17,621	2,919	3,011	(1,913)	53,043
2002	45,239	4,507	3,729	4,013	1,261	43,265
Allowance for doubtful noncurrent receivables:
2004	—	—	—	—	—	—
2003	50	—	—	50	—	—
2002	98	1,514	1,562	—	—	50

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

2.1	Specimen common stock certificates of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1	Liability Limitation Agreement (English translation) [Matsushita and each of Josei Ito and Toshio Morikawa, entered into a Liability Limitation Agreement, each dated June 27, 2003, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Registrant)

Date:	September 10, 2004	By	/s/ Yukitoshi Onda
Yukitoshi Onda President of Panasonic Finance (America), Inc. 1 Rockefeller Plaza, Suite 1001, New York, N.Y. 10020-2002

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

2.1	Specimen common stock certificates of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1	Liability Limitation Agreement (English translation) [Matsushita and each of Josei Ito and Toshio Morikawa, entered into a Liability Limitation Agreement, each dated June 27, 2003, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code