Form 20-F
period 2005-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO  LTD
filed 2005-09-12
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

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

None

(Title of Class)

Indicate the number of outstanding shares (excluding treasury stock) of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of
Title of Class	March 31, 2005 (Japan Time)	March 31, 2005 (New York Time)
Common Stock	2,258,357,710
American Depositary Shares, each representing 1 share of Common Stock		120,787,794

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

Item 17.  ☐    Item 18.  ☒.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐     No  ☒

This form contains 172 pages.

All information contained in this Report is as of March 31, 2005 or for the year ended March 31, 2005 (fiscal 2005) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 23, 2005 was 109.83 yen = U.S.$1.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (September 2005). Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

About the Company

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, “Matsushita” or the “Company” refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group), best known for its “Panasonic” brand name, is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 8,714 billion yen for fiscal 2005. Over the past eight decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2005 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2005	2004	2003	2002	2001
Income Statement Data:
Net sales	8,714	7,480	7,402	7,074	7,781
Income (loss) before income taxes	247	171	69	(538)	105
Net income (loss)	58	42	(19)	(428)	42
Per common share:
Net income (loss):
Basic	25.49	18.15	(8.70)	(206.09)	19.96
Diluted	25.49	18.00	(8.70)	(206.09)	19.56
Dividends	15.25	12.50	10.00	12.50	12.50
	($0.145)	($0.109)	($0.107)	($0.100)	($0.116)

Balance Sheet Data:
Total assets	8,057	7,438	7,835	7,768	8,295
Long-term debt	477	461	588	708	563
Stockholders’ equity	3,544	3,452	3,178	3,248	3,770
Common stock	259	259	259	259	211
Number of shares issued at year-end (thousands)	2,453,053	2,453,053	2,447,923	2,138,515	2,079,573

Yen exchange rates per U.S. dollar:
Year-end	107.22	104.18	118.07	132.70	125.54
Average	107.49	113.07	121.96	125.05	110.60
High	102.26	104.18	115.71	115.89	104.19
Low	114.30	120.55	133.40	134.77	125.54

	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005	Jul. 2005
Yen exchange rates for each month during the previous six months:
High	103.70	103.87	104.64	104.41	106.64	110.47
Low	105.84	107.49	108.67	108.17	110.91	113.42

Note:	Dividends per share reflect those paid during each fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates on the respective payment dates.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

Risks Related to Economic Conditions

Weakness in Japanese and global economies may cause reduced demand for the products of Matsushita

Demand for Matsushita’s products and services may be affected by general economic trends in the countries or regions in which Matsushita’s products and services are sold. Economic downturns and resulting declines in demand in Matsushita’s major markets worldwide may thus adversely affect the Company’s business results and financial condition. Although Matsushita continued to achieve improvements in its business performance in fiscal 2005, it currently foresees severe conditions, such as ever-intensifying price declines for the Company’s products and rising raw materials prices, including crude oil prices, as well as uncertainty regarding economic conditions in the United States, Europe and China. These conditions may continue in the short- to mid-term, thereby further negatively affecting Matsushita’s businesses. Furthermore, if Japanese and global economies fall into stagnation, resulting decreased demand and slowdown in capital investment may adversely affect Matsushita’s overall business.

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

Rapid declines in product prices may adversely affect Matsushita’s financial results

Matsushita’s business is subject to intense price competition worldwide, which makes it difficult for the Company to decide product prices so that it can obtain adequate profits. Such intensified price competition may adversely affect Matsushita’s profits, especially in terms of decreases in demand or oversupply in the market. For the year ending March 31, 2006, Matsushita expects prices in many product areas in which it deals to decline at the same rate as, or more rapidly than, in recent fiscal years. Matsushita also expects fierce price competition in digital products with shortened product life cycles. Matsushita believes that this trend will affect its businesses, especially those in the area of its AVC Networks category and its Components and Devices category.

Matsushita’s business is, and will continue to be, subject to the risks generally associated with international business operations

One of Matsushita’s business strategies is business expansion in overseas markets. In many of these markets, Matsushita may face risks generally associated with international manufacturing and other business operations, such as political instability, cultural and religious differences and labor relations, as well as economic uncertainty and foreign currency exchange risks. Matsushita may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with customers, subcontractors or parts suppliers. Matsushita may also experience various political, legal or other restrictions over investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or rate of taxation in countries where Matsushita operates businesses. With respect to the products exported overseas, tariffs, other barriers or shipping costs may make Matsushita’s products less competitive. Expanding its overseas business may require significant investments long before Matsushita realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

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

Risks Related to Matsushita’s Management Plans

Matsushita has implemented its new mid-term management plan, “Leap Ahead 21,” (announced on January 9, 2004) for the three-year term ending March 2007. Matsushita’s business vision focuses on “realizing a ubiquitous networking society” and “contributing to coexistence with the global environment” through leading-edge technologies. Based on this vision, Matsushita aims to become a company that creates more value for customers. Due mainly to the various risk factors described in this section, Matsushita may not be successful in achieving all the goals set out in its mid-term business plan. Furthermore, in fiscal 2004, Matsushita introduced an autonomous business domain-based organizational structure. Under the management structure, Matsushita completed large-scale business restructuring, and implemented new growth strategies through the synergies expected from such business restructuring. Matsushita may not, however, be able to improve efficiency, reduce costs or realize growth through these measures due to unexpected additional reorganization or restructuring, improper allocation of operational resources or other unpredictable factors. Also, Matsushita has implemented its annual forecast and major initiatives (announced on April 28, 2005) for the year ending March 31, 2006. Matsushita may not be successful in achieving all the targets or in realizing the benefits expected because of external and internal factors.

Risks Related to Legal Restrictions and Litigations

Matsushita may be subject to product liability or warranty claims that could result in significant direct or indirect costs

Although Matsushita strictly follows its prescribed quality control standards for manufacturing, there is a risk that defects may occur in Matsushita’s products and services. The occurrence of defects could make Matsushita liable for damages not covered by product and completed operation liability insurance. Due to negative publicity concerning these problems, Matsushita’s reputation, corporate and brand image, and sales activities may be adversely affected.

Matsushita may fail to protect its proprietary intellectual properties, or face a claim of intellectual property infringement by a third party, and may lose its intellectual property rights on key technologies or be liable for significant damages

Matsushita’s success depends on its ability to obtain intellectual property rights covering its products and product design. Patents may not be granted or may not be of sufficient scope or strength to provide Matsushita with enough protection or commercial advantage. In addition, effective copyright and trade secret protections may be unavailable or limited in some countries in which Matsushita operates. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Matsushita. Matsushita obtains licenses for intellectual property rights from others, however, such licenses may not be available at all or on acceptable terms in the future. Litigation may also be necessary to enforce Matsushita’s intellectual property rights or to defend against intellectual property infringement claims brought against Matsushita by third parties. In such cases, Matsushita may incur significant expenses for such lawsuits. Furthermore, Matsushita may be prohibited from using certain important technologies or liable for damages in cases of admitted violations of intellectual property rights of others.

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

Payments or compensation related to environmental regulations or issues may adversely affect Matsushita’s business, operating results and financial condition

Matsushita is subject to environmental regulations such as those relating to air pollution, water pollution, elimination of hazardous substances, waste management, product recycling, and soil and groundwater contamination, and may be held responsible for certain related payments or compensation, despite its strict compliance with these regulations. Furthermore, if these regulations become more strict and an additional duty of eliminating the use of environmentally hazardous materials is imposed, or if the Company determines that it is necessary and appropriate, from the viewpoint of corporate social responsibility, to respond to environmental issues, the payment of penalties for the violation of these regulations or voluntary payment of compensation for consolation parties affected by such issues may adversely affect Matsushita’s business, operating results and financial condition.

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

Governmental laws and regulations may limit Matsushita’s activities or increase its operating costs

Matsushita is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations due to the implementation of stricter laws and regulations and more strict interpretations. However, to the extent that Matsushita cannot comply with these laws and regulations, or if they become more strict and Matsushita determines that it would not be economical to continue to comply with them, Matsushita would need to limit its activities in the affected business areas. In addition, these laws and regulations could increase Matsushita’s operating costs.

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

Valuation allowance against deferred tax assets could be recognized and Matsushita’s provision for income tax may increase

In assessing the realizability of deferred tax assets based on the expected future generation of taxable income, Matsushita considers whether it is more likely than not that any portion or all of the deferred tax assets will not be realized. If Matsushita determines that temporary differences and loss carryforwards can not be realized upon the generation of future taxable income during the deductible periods due to deteriorating business conditions, valuation allowance against deferred tax assets could be recognized and Matsushita’s provision for income tax may increase.

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

GENERAL

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha (Address : 1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan. Phone : +81-6-6908-1121 / Agent : Mr. Yukitoshi Onda, President of Panasonic Finance (America), Inc.) as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of humankind through the supply of quality consumer electric and electronic goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white TVs and refrigerators. During the 1950s, Matsushita expanded its operations by establishing mass production and mass sales structures to meet increasing domestic demand, while also creating subsidiaries, making acquisitions and forming alliances. During the 1960s, Matsushita expanded its overseas businesses, and its products started obtaining worldwide recognition.

During the global recession caused by the first oil crisis in 1973, Matsushita strengthened its structure and overseas business relations. The advent and popularity of the video cassette recorder (VCR) from the late 1970s enabled Matsushita to receive worldwide recognition as a global consumer electronics manufacturer. In the 1980s, Matsushita further worked to evolve from a consumer products manufacturer to a comprehensive electronics products manufacturer, expanding its business in the areas of information and communications technology, industrial equipment and components and devices. Since the 1990s, Matsushita has been emphasizing technological development and the use of advanced technology in every phase of life. In particular, Matsushita has been expanding its development activities in such areas as next-generation audiovisual (AV) equipment, multimedia products, and advanced electronic components and devices, many of which incorporate digital technology.

Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of the Company’s products are marketed under the “Panasonic” brand name worldwide, along with other product- or region-specific brand names, including “National” primarily for home appliances and household electric equipment sold in Japan and “Technics” for certain hi-fi products. Some of its subsidiaries also use their own brand names, such as “Quasar,” “Victor,” “JVC” and “PanaHome.” To sustain the future growth in the forthcoming ubiquitous networking age, Matsushita continues to emphasize technological development and the creation of new businesses, concentrating on several priority areas, such as digital AV networking equipment, mobile communications, data storage devices, environmental systems and related key components and devices and software. The Company is also striving to develop new service-oriented businesses, such as systems solutions and engineering services, as areas of potential growth over the mid-term.

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

In October 1999, EPCOS AG, a German electronic components joint venture of the Company and Siemens AG of Germany, had its initial public offering, listing its shares on German and U.S. stock exchanges. Following EPCOS AG’s public offering, Matsushita’s 45% (held by a subsidiary) and Siemens AG’s 55% holdings in EPCOS AG were each reduced to nearly 12.5%. Matsushita realized a 59 billion yen gain from the sale of its shares in EPCOS AG in fiscal 2000.

In April 2000, the Company made two of its majority-owned subsidiaries, Matsushita Refrigeration Company and Wakayama Precision Company, into wholly-owned subsidiaries by means of share exchanges. As a result of the share exchanges, Matsushita issued 16,321,187 shares of its common stock to shareholders of the respective companies.

“VALUE CREATION 21” PLAN

In June 2000, Kunio Nakamura became President of Matsushita and, under his leadership, the Company implemented a new three-year business plan, called Value Creation 21, in April 2001. As the plan’s theme “Deconstruction and Creation” indicates, its objective was to transform Matsushita into a company that meets the needs of the 21st century through structural reforms and growth strategies with emphasis on enhancing growth potential, profitability and capital efficiency, thereby ensuring the Company’s continued contribution to society.

During fiscal 2002, the Company implemented a series of structural reforms under this Value Creation 21 plan, including the restructuring of domestic consumer sales and distribution structures, management initiatives through the use of information technology (IT) such as supply chain management (SCM), the selective integration of businesses and manufacturing locations, manufacturing reforms such as the introduction of cell-style production, the reform of Companywide research, development and design (R&DD) structures to concentrate development resources into strategic product or core technology areas, and employment restructuring initiatives including the regional-based employee remuneration system and early retirement programs.

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

As a drastic structural reform aimed at achieving new growth under the Value Creation 21 plan, Matsushita implemented share exchanges on October 1, 2002 with five of its majority-owned subsidiaries (Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.) and transformed them into wholly-owned subsidiaries of Matsushita. Following the completion of the share exchanges, Matsushita implemented a comprehensive Groupwide business reorganization on January 1, 2003 via company splits, business combinations and business transfers among several Group companies, including the parent company’s internal divisional companies, whereby businesses of most of the Matsushita Group were reorganized into 14 new business domains.

As an extension of this Groupwide reorganization, Matsushita transformed two of its majority-owned subsidiaries, Matsushita Electronic Components Co., Ltd. and Matsushita Battery Industrial Co., Ltd., into wholly-owned subsidiaries via share exchanges, effective April 1, 2003.

Also on April 1, 2003, Matsushita launched another joint venture company with Toshiba, upon separating their respective cathode ray tube (CRT) businesses with the exception of domestic CRT manufacturing operations. The new company, Matsushita Toshiba Picture Display Co., Ltd., now the third largest TV-use CRT operation in the world, aims to maintain a competitive position in the global CRT market by integrating Matsushita and Toshiba’s advanced CRT technologies, as well as both companies’ product development and manufacturing capabilities. Matsushita has a 64.5% equity ownership in the new joint venture company, but this is accounted for under the equity method of accounting as Toshiba has a substantive participating right.

Upon the aforementioned Groupwide restructurings, in April 2003, to prepare a framework that enables each business domain company to implement autonomously responsible management, Matsushita established a new global consolidated management system that focuses on capital efficiency and cash flows.

Based on an agreement with Minebea Co., Ltd. signed in August 2003, certain businesses in the information equipment motor field of Matsushita were transferred to Minebea-Matsushita Motor Corporation, a joint venture of Matsushita and Minebea established on April 1, 2004. Of the new joint venture company’s stated capital of 10 billion yen, 60% was invested by Minebea and 40% by Matsushita.

Since fiscal 2003, Matsushita has been gradually shifting its focus from restructuring to growth. Matsushita made concerted efforts to enhance product competitiveness. V-products, which aim to capture leading shares in high-volume markets, made a significant contribution to overall business results.

As a result of a Groupwide commitment to this initiative, Matsushita increased market share in many product categories in fiscal 2003. In markets with shortened product lifecycles, particularly digital AV equipment, the gradual launch of products into global markets results in lost sales and profit opportunities. Matsushita therefore came to utilize simultaneous global product introductions aimed at increasing both sales and profits. In fiscal 2004, Matsushita selected new V-products and increased sales through global simultaneous product introductions, particularly in digital AV equipment, such as DVD recorders.

In April 2003, Matsushita announced that it would position the Panasonic brand as a globally unified brand for overseas markets under the slogan of “Panasonic ideas for life.” This new brand strategy conveys to customers all over the world a new image for the Company and its products, while further enhancing brand value.

In R&D, to increase efficiency, the Company realigned technological management categorization and systems. In corporate R&D functions, to encourage engineers to concentrate on prioritized R&D themes and cutting-edge technologies, Matsushita introduced a new management system with which it can administrate themes at each step in the research process. In business domain companies’ R&D functions, Matsushita significantly reduced lead time for product development by introducing an innovative R&D process management developed from the standpoint of return on investment.

Through the aforementioned initiatives within Value Creation 21, Matsushita has established a firm foundation for achieving growth in the future.

COLLABORATION WITH MEW

In December 2003, Matsushita reached a basic agreement regarding a comprehensive business collaboration with its affiliate, Matsushita Electric Works, Ltd. (MEW), after which Matsushita initiated a tender offer for additional shares of MEW. As a result of the tender offer in which the Company purchased an additional 140,550 thousand shares of common stock of MEW at the total cost of 147 billion yen, MEW, PanaHome Corporation and their respective subsidiaries became consolidated subsidiaries of the Company in April 2004. Through collaboration, Matsushita and MEW aim for global excellence by maximizing synergy effects between the two companies to create new growth. The two companies also integrated their brand strategies, whereby, from October 2004, the “NAIS” and “National” brands used by MEW were unified under the “National” brand for products sold in Japan, and the “Panasonic” brand for those sold in overseas markets. Furthermore, Matsushita and MEW unified product designs, opened joint showrooms and introduced a series of Collaboration V-products that incorporate black-box technologies of both companies, such as modular furniture systems, tank-less toilets, bathroom systems, high efficiency lighting systems and Integrated IP Network Platforms for building and area security management systems. For fiscal 2005, Matsushita and MEW also integrated overlapping businesses in the area of electrical supplies, building materials and equipment, home appliances and industrial equipment, and reformed distribution channels to establish an optimized, customer-oriented operational structure.

“LEAP AHEAD 21” PLAN

Matsushita’s business vision focuses on “realizing a ubiquitous networking society” and “contributing to coexistence with the global environment” through leading-edge technologies. Based on this vision, Matsushita will make efforts to achieve global excellence in 2010, or in other words, to become a leading company in all aspects of management and a company that is supported by its customers worldwide. As the midpoint toward achieving this goal, Matsushita established its new mid-term management plan “Leap Ahead 21,” for the three-year term from fiscal 2005 through 2007, and commenced initiatives for sustainable growth.

For fiscal 2005, the first year of the new mid-term management plan, Matsushita implemented various initiatives to achieve growth and strengthen management structures at each business domain company.

Accelerating Growth Businesses

In fiscal 2005, Matsushita aggressively launched a new line of V-products to capture top shares in high-volume markets and make a significant contribution to overall business results. At the same time, the Company strengthened Companywide marketing efforts for these products. Through the above mentioned collaboration activities with MEW, Matsushita succeeded in creating an organizational structure under which the Company can provide customers all over the world with solutions for comfortable living in the home and office. Meanwhile, the Company carried out structural reforms through selection and concentration of management resources into priority areas and restructuring of locations.

Matsushita continued to investments into strategic business and promoted business alliances primarily for flat-panel TVs which global demand is expected to increase significantly.

In January 2005, Matsushita jointly established IPS Alpha Technology, Ltd. with Hitachi, Ltd. (Hitachi), Hitachi Displays, Ltd. and Toshiba Corporation. IPS Alpha Technology, Ltd. is scheduled to begin mass production in the second quarter of the year ending March 31, 2007 (fiscal 2007) to ensure a stable supply of high-quality panels for 26- to 32- inch LCD TVs.

The Company also continues comprehensive collaboration with Hitachi in PDP business, covering development, production, marketing and intellectual property rights. Together, Matsushita and Hitachi will work to improve product performance, lower costs, raise productivity and conduct joint sales promotions, with the aim of building a mutually beneficial cross-licensing relationship.

The Company is also taking various initiatives to strengthen overseas operations as an engine for overall corporate growth. For the mid-term, Matsushita aims to achieve over 60% of total operating profit from its overseas operation. Specifically, the Company plans to accelerate operational expansion in China, aiming for sales of approximately 1 trillion yen in fiscal 2007.

Reinforcing Management Structures

Matsushita will increase the speed with which it recovers invested capital by reducing assets and further implementing the selection of priority businesses and concentration of management resources into such businesses. Furthermore, in addition to drastically reducing materials procurement costs, Matsushita will further strengthen its management structures through other aggressive cost reduction projects to enhance profitability.

Since 2001, Matsushita has utilized a cell-style production system, mainly at domestic facilities, where assembly of each product is performed by a single person or a small team. In the process, Matsushita have achieved notable results in terms of improved productivity and employee job satisfaction. Cell-style production results in improved cost-competitiveness by making continual improvements, shortening delivery times and minimizing inventory. In March 2005, Matsushita expanded this initiative with a Next Cell Production Project, which targets the further reduction of inventories. Furthermore, the Company will utilize IT to manage such initiatives at Just in Time Production and Vendor Managed Inventory, in which inventory is controlled by each vendor.

In June 2003, Matsushita launched a Corporate Cost Busters Project aimed at lowering expenses on a Companywide basis. To extend this initiative throughout the Matsushita Group, the Company began a Second Corporate Cost Busters Project in fiscal 2006 to eliminate redundancies throughout all areas of the Company.

Reducing consolidated total assets is also a key of Matsushita’s commitment to management that focuses on cash flows. Since fiscal 2002, Matsushita has carried out initiatives aimed at reducing total assets, with particular emphasis on inventory reductions as well as fixed asset reductions. Going forward, Matsushita will strive to enhance capital efficiency across all businesses to maximize cash flows.

R&D Strategy

With regard to R&D, the Company will strengthen technological capabilities from a 10-year perspective, with the ultimate goal of consistently creating new value-added products and services. In line with this goal, the Corporate R&D Group established the 10-year Technology Vision as a corporate roadmap for the development of technologies in such areas as next-generation system LSIs, networkable consumer electronics and fuel cell cogeneration systems for the home. Shared Companywide and reviewed annually, this roadmap will be the basis for the selection of R&D projects, and the concentration of resources into them. Through Development Process Innovation Management (DPIM) at each business domain company, based on evaluation of return on investment, Matsushita will further reduce product development lead times. These initiatives will focus investment into strategic products, while promoting further efficiency improvements in terms of the ratio of R&D expenditures to sales.

New Initiatives to Maximize Shareholder Value

In fiscal 2005, Matsushita started to implement new initiatives to maximize shareholder value, including policies to increase dividend payments and execute own share repurchases. Historically, Matsushita has maintained stable levels of cash dividends. Then, in fiscal 2005, the Company reassessed this policy and, in line with growth strategies outlined in the Leap Ahead 21 plan, decided to proactively return profits to shareholders taking into consideration consolidated business performance. Specifically, the Company provides shareholder return in the form of cash dividends and share repurchases, with due consideration to the level of cash flows. With respect to dividends, Matsushita pursues steady and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the Company’s financial condition. As for share repurchases, the Company aims to achieve reductions in the total number of outstanding shares, in effect, in an effort to raise shareholder value on a per-share basis. Based on this new policy, in fiscal 2005, Matsushita increased annual cash dividends to 15.00 yen per share and, in effect, reduced outstanding shares through repurchases of approximately 60 million of its own shares for approximately 92.9 billion yen from the market and 0.8 billion yen from MEW, a consolidated subsidiary of the Company.

Meanwhile, with recent trends toward the globalization of capital markets, corporate acquisitions are likely to increase. Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, the Company established a new policy regarding large-scale purchases of Matsushita shares (ESV* plan). (For further details, see No. 15.1 of Item 19.)

* ESV stands for Enhancement of Shareholder Value.

CAPITAL INVESTMENT

Total capital investment amounted to 251 billion yen, 271 billion yen and 374 billion yen for fiscal 2003, 2004 and 2005, respectively. The increase of capital investment during fiscal 2005 from the previous year is attributed partly to the consolidation of MEW and PanaHome and their respective subsidiaries. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measures, see “Overview—Key performance indicators” in Section A of Item 5.) In these years, Matsushita curbed capital investment in a number of business areas, in line with an increased management emphasis on cash flows and capital efficiency, as seen in an increased adoption of cell-style production, which allowed the use of smaller scale facilities. Matsushita did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key areas as semiconductors, particularly advanced system LSIs, PDPs and other strategic products.

B.	Business Overview

SALES BY PRODUCT CATEGORY

Matsushita is engaged in the production and sales of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by product category for the last three fiscal years:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2005		2004		2003
AVC Networks:
Video and audio equipment	1,483	17%	1,418	19%	1,398	19%
Information and communications equipment	2,076	24	2,206	29	2,114	29

Subtotal	3,559	41	3,624	48	3,512	48

Home Appliances	1,218	14	1,189	16	1,184	16
Components and Devices	1,112	13	1,142	15	1,194	16
MEW and PanaHome	1,498	17	—	—	—	—
JVC	718	8	803	11	828	11
Other	609	7	722	10	684	9

Total	8,714	100%	7,480	100%	7,402	100%

Note:	On April 1, 2004, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Accordingly, a new category, MEW and PanaHome, has been added to the Company’s product categories from fiscal 2005.

AVC Networks

Matsushita’s principal products in the AVC Networks category include video and audio equipment and information and communications equipment. Products in this category have been undergoing rapid technological changes as a result of digitization and networking, along with rapidly evolving broadband communications, which in turn have provided new business opportunities. As a leading manufacturer in many product lines in the AVC Networks category, Matsushita has been striving to achieve new growth by offering competitive digital and networkable products based on “black-box” technologies, designed to differentiate products and strengthen cost-competitiveness by in-house production of key components and devices aiming at contributing to the creation of a “ubiquitous networking society.”

Video and Audio Equipment

Principal products in this sector include TVs, DVD players and recorders, VCRs, camcorders, digital cameras, and personal and home audio equipment. Matsushita maintains a leading share in the domestic and overseas markets for a number of major products in this field. During the three-year period ended March 31, 2005, Matsushita expanded sales in this category by aggressively introducing a series of competitive V-products, despite the negative effects of intensified global price competition. From fiscal 2004, Matsushita focused its management resources in the “3D” value chain—consisting of digital TVs (DTVs), DVDs and secure digital memory cards (SD Memory Cards) and compatible products, which contributed greatly to sales growth.

In TVs, Matsushita produces a broad range of models to meet all segments of demand in domestic and international markets, ranging from cathode ray tube (CRT) models to flat-panel TVs, such as plasma TVs and liquid crystal display (LCD) TVs. For large-screen plasma TVs in sizes above 37-inches, the global demand for which is rapidly expanding, Matsushita maintains a vertically integrated manufacturing structure, which includes everything from key components and devices to finished products. Matsushita introduced new 9.9cm-thick plasma TVs in fiscal 2003, which were the world’s first to integrate digital tuners for broadcast satellite (BS), communications satellite and terrestrial broadcasting. In fiscal 2004, Matsushita introduced new high-definition plasma TVs with built-in slots for compact SD Memory Cards and a picture enhancement accelerator with kinetic system (PEAKS) for outstanding picture quality. In fiscal 2005, Matsushita introduced digital high-definition plasma TVs, which realized the highest level of picture quality in the industry, featuring an advanced PEAKS system, as well as enhanced media networking functions that can record video on SD Memory Cards. The Company also introduced the industry’s first 65-inch high-definition plasma display. To maintain top market shares in plasma TVs, the Company has been expanding PDP manufacturing facilities and strengthening its production capabilities. From June 2001, the Company started manufacturing of plasma TVs at its No. 1 domestic plant in Osaka, Japan. At the No. 2 domestic plant in Osaka, Japan, which began operations in February 2004, the facility was reinforced to realize a production capacity of 1.2 million units per year in December 2004. Overseas, the Company began integrated manufacturing of PDPs at its plasma TV assembly plant in Shanghai, China in December 2002, thus expediting total annual production to 1.8 million units of these three factories in December 2004. In response to anticipated sharp growth in plasma TV demand, a No. 3 domestic plant is currently under construction in Hyogo, Japan, and will commence operation in the Fall of 2005.

Regarding CRTs, in order to strengthen competitiveness, Matsushita and Toshiba integrated CRT operations and established Matsushita Toshiba Picture Display Co., Ltd., in April 2003. Regarding LCDs, Matsushita and Toshiba combined their respective LCD operations and jointly established Toshiba Matsushita Display Technology Co., Ltd. in April 2002, which now manufactures LCD panels for PCs, cellular phones and smaller screen TVs with screen sizes 20-inches and under. For LCD TVs with screen sizes of 26- to 32-inches, the Company jointly established IPS Alpha Technology, Ltd. with Hitachi, Ltd. (Hitachi), Hitachi Displays, Ltd. and Toshiba in January 2005 aiming to secure a stable supply of high-quality TV-use LCD panels. (See Section A of this Item 4 for more information joint ventures related to CRT and LCD.)

As for DVDs, Matsushita offers a wide range of DVD players and recorders. Since introducing the world’s first consumer-use DVD recorder in 2000, the Company has been the market forerunner in this category. In fiscal 2004, Matsushita began simultaneous global product introductions for a new line of DVD recorders, and reinforced product lineups by introducing a VCR combination model with dual tuners for the simultaneous recording of two channels. In fiscal 2005, the Company continued to lead the industry by launching a series of competitive models, such as the industry’s first DVD/VCR combination models with built-in hard disk drives (HDDs) and IP network-compatible models which allow access from personal computers (PCs) and cellular phones.

In the digital camera and camcorder area, Matsushita has been expanding its range of digital cameras and digital camcorders that incorporate SD Memory Card slots for data storage and enhanced networking convenience. In fiscal 2004, new models of digital cameras that leverage unique and advanced technologies, such as aspherical lenses and optical image stabilizers (OIS), enjoyed notable market success. In fiscal 2005, a new model featuring OIS and a large 2.5-inch LCD in a slim 24.2mm body achieved one of the top shares in the domestic market and contributed to sales growth. For camcorders, Matsushita introduced a new line of compact easy-to-use models featuring outstanding picture quality for both video and still pictures. The 3 CCD camera system which uses a separate CCD to process each of the three primary components of light (Red/Green/Blue) boasts one of the highest levels of picture quality in the industry.

In audio equipment, Matsushita produces a variety of products, including compact disc (CD) players, CD radio cassette recorders and Mini Disc players, as well as radios, tape recorders, portable headphone players and general audio products. The demand for audio equipment is shifting rapidly from analog to digital products. In response to this trend, Matsushita has launched portable audio products with improved performance in terms of compact design, power efficiency and extended recording time. Regarding hi-fi audio component systems, the Company enhanced product design in the areas of multiple CD changers and MP3 functions.

Matsushita has also expanded its range of SD Memory Card compatible products, covering not only video and audio equipment, but also information and communications equipment and home appliances. In addition to providing flat-panel TVs and other digital AV products, use of the SD Memory Card as a bridge media in cellular phones and other new product areas is increasing at a rapid pace. This success has helped to solidify the SD Memory Card’s position as the industry standard.

Information and Communications Equipment

Information equipment includes products such as PCs, CD-ROM, DVD-ROM, DVD-RAM and other optical disc drives, copiers and printers. Communications equipment includes products such as facsimile machines, cordless telephones, cellular phones and other mobile communications equipment, and digital private branch exchanges. Products in this sector also include other systems equipment, such as car audio and navigation equipment, cable TV systems, broadcast- and business-use AV equipment and systems, large-screen visual equipment and communications network-related equipment. Matsushita is a global leader in such business lines as optical disc drives, facsimile machines, broadcast-use digital VCR equipment and airline in-flight AV systems. The Company also maintains a leading position in the Japanese cellular phone industry.

With respect to PCs, Matsushita continued to upgrade its notebook models over the last several years, concentrating on lightweight notebook PCs and ruggedized notebook PCs. In fiscal 2004, Matsushita introduced the world’s lightest (1,299 grams) B5-sized notebook PC with a 12.1-inch LCD screen and a built-in DVD-ROM and CD-R/RW combination drive. In fiscal 2005, Matsushita introduced the world’s lightest (1,290 grams) B5-sized notebook PC with a 12.1-inch LCD screen and a built-in DVD Super Multi Drive that is compatible with the DVD-RAM, DVD-R, DVD-RW, +R and +RW formats.

In the area of PC peripherals, Matsushita has been focusing on upgrading its optical disc drive lineups. To meet the demand for slimmer, lighter-weight optical disc drives for notebook PCs, in fiscal 2004, the Company introduced the industry’s thinnest and lightest DVD multi drives compatible with DVD-RAM, DVD-R and DVD-RW formats. In fiscal 2005, Matsushita released the industry’s thinnest and lightest DVD Super Multi Drive.

In the area of mobile communications equipment, in recent years Matsushita has developed and introduced a number of new cellular phones, including third generation (3G) products with a focus on advanced function, stylish design and ease-of-use. Early in fiscal 2003, the Company launched new thin cellular phones for NTT DoCoMo, Inc. that are mobile Internet-compatible with high picture quality. Then, in the second half of fiscal 2003, in response to rapid increases in demand, the Company introduced new models with built-in cameras. These new models were well received and helped to boost the Company’s reputation in the Japanese cellular phone market. Meanwhile, Matsushita expanded its business in overseas markets, and in fiscal 2004, GSM standard cellular models including clamshell design camera-equipped handsets and ultra-compact, stylish models received favorable acclaim in Europe and China, thereby improving the Company’s brand image. However, in fiscal 2005, performance of cellular phones on the whole was unfavorable, due to such factors as increased inventory in the Chinese market and intensified price competition in Europe and Asia. Regarding 3G cellular phones, whose demand is expected to increase rapidly overseas, Matsushita has accumulated significant know-how in both wideband base code division multiple access (W-CDMA) base stations and terminals since NTT DoCoMo commenced W-CDMA services in Japan. In fiscal 2003, a new W-CDMA cellular phone that boasts a rotating LCD screen for camcorder-style recording of video and still images was introduced. In fiscal 2004, Matsushita introduced a new model with a built-in auto-focus 1.28 megapixel CCD camera and interchangeable decorative jackets with which users may enjoy their favorite designs. Moreover, in fiscal 2005, new models with interchangeable decorative jackets and SD memory card-compatibility, aimed at strengthening coordination with AV equipment, were introduced. The Company intends to solidify its competitive position as a leader in the 3G mobile communications market.

In the area of fixed-line communications, Matsushita integrated its communications and digital imaging technologies through a merger of two major subsidiaries in early 2003. As a result, in addition to its lineup of telecom products such as facsimile equipment, cordless telephones, copiers and printers, the Company has, in recent years, developed multi-function digital equipment that integrate facsimile, copier, printer, scanner and telephone functions into a single unit. The Company has also introduced network cameras which are compatible with IPv6, the next-generation communications standard, and other network-related products such as TV door intercom systems with wireless color-monitor-equipped handsets.

In the area of automotive electronics, Matsushita supplies advanced car navigation systems for the domestic market, while further promoting global expansion in car audio equipment. Demand has grown steadily for DVD-equipped car multimedia systems. In response, in fiscal 2004, the Company introduced a new car navigation system series in Japan that incorporates DVD and other AV entertainment features. The Company continued to launch new products in this series in fiscal 2005. Favorable sales of these car navigation systems, featuring improved AV functions such as outstanding picture quality and high-resolution wide-screen monitors, improved Matsushita’s domestic market share. Overseas, in recent years, the Company launched new car audio equipment in the North American market, including a rear-seat entertainment system that features a flat-panel, large-screen LCD with a built-in DVD player, and a digital surround sound car audio systems compatible with high-quality DVD audio. Meanwhile, to address the recent expansion of electronic toll collection services in Japan, the Company has recorded increased sales of in-car terminals, as well as related infrastructure equipment.

In the area of broadcast-use AV equipment and systems, DVCPRO camera recorder systems remain the Company’s flagship product. In fiscal 2004, Matsushita announced the new DVCPRO P2, which is designed to use SD Memory Cards as an alternative recording media to video tape. Meanwhile, with the start of terrestrial digital broadcasting in Japan in December 2003, Matsushita supplied digital broadcasting systems, including a compact, lightweight DVCPRO series, to major TV broadcasting stations in Japan. Sales of set-top boxes for cable TVs were also favorable. Meanwhile, Matsushita’s leading position in the global in-flight AV systems market has been strengthened by continued deliveries of popular AV systems with LCD monitors and advanced personal multimedia systems that allow passengers to enjoy in-flight entertainment and shopping from their seats.

Home Appliances

Matsushita’s principal products in this category include home appliances, such as washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances and dishwasher/dryers; refrigeration and air conditioning equipment such as refrigerators and room air conditioners; and household equipment, mainly electric and gas water heating systems, and sanitary equipment. This category also includes healthcare systems, lighting, and environmental systems.

As the leading manufacturer in the Japanese home appliance industry, Matsushita provides value added products that meet rapidly changing customer needs and heightened consumer awareness about health and environmental issues through advanced technologies and synergies achieved between companies in the Matsushita Group.

In the area of electric home appliances and refrigeration and air conditioning equipment, Matsushita in fiscal 2003 introduced new products such as a washer/dryer with a foam washing system, a combination steamer/microwave oven that preserves moisture in food without the use of plastic wrap, and a vacuum cleaner that is comparable to a mop in the cleaning of hard surfaced flooring, thanks to a new minus-ion technology. In fiscal 2004, Matsushita introduced a hydrofluorocarbon (HFC)-free, energy-saving refrigerator that preserves food while removing odors and eliminating bacteria, and an air conditioner that features ventilating functions and a unique oxygen charging technology. Also in fiscal 2004, the Company announced a tilted-drum washer/dryer incorporating universal design concepts and environmentally friendly features. In fiscal 2005, the Company expanded its lineup, and these washer/dryers seized the top share in domestic unit sales by model type. Also in fiscal 2005, Matsushita launched a dishwasher/dryer that utilizes a highly concentrated detergent mist to lift and remove stains, air conditioners with automatic filter cleaning and dust removal functions, refrigerators with full-open food drawers that allow easy access to hard-to-reach areas, and other unique products. Furthermore, in global markets, the Company expanded sales of high-value-added home appliances in China and Asia, while at the same time enhancing brand image. Products for these markets include tilted-drum washer/dryers, HFC-free refrigerators and air conditioners with oxygen enrichment functions.

In the area of household equipment, safe, energy efficient built-in 200V induction-heating (IH) cooking equipment marked favorable sales in the domestic market. In fiscal 2004, a new water heating system was launched. This product uses CO2 as a natural refrigerant and boasts the industry’s highest energy efficiency. In fiscal 2005, Matsushita, together with Tokyo Gas Co., Ltd., introduced a fuel cell co-generation system for the home.

In the healthcare systems business, in fiscal 2004, Matsushita’s blood glucose monitoring system that measures the glucose level quickly and accurately with just a small amount of blood contributed to the Company’s sales increase. In fiscal 2005, Matsushita expanded product lines of ultrasonic diagnostic equipment.

In the lighting business, in fiscal 2003 Matsushita developed an electrodeless ballasted compact fluorescent lamp featuring low power consumption and extended life. In fiscal 2004, the Company introduced an incandescent lamp with double the life-span of current models. In fiscal 2005, an energy-saving lamp characterized by its spiral-shaped fluorescent tube was introduced with a wide product range.

In the environment systems business, Matsushita began construction of ventilation and air purification systems for the Hai Van Tunnel in Vietnam in fiscal 2003. In fiscal 2004, Matsushita enjoyed favorable domestic sales of a new product that simultaneously supplies and ventilates air. The Company also supplied solar and wind power generation systems to the 2004 Athens Olympics in fiscal 2004, and the Aichi World Expo in fiscal 2005.

Components and Devices

Major products included in this category are semiconductors, general components, display devices, batteries and electric motors. Components and devices are used in Matsushita’s finished products and sold to other manufacturers.

Matsushita implements various initiatives to develop and supply competitive products in components and devices by concentrating efforts on “black-box,” or proprietary technologies, particularly in the area of semiconductors such as system LSIs, the key to Matsushita’s differentiation in digital AV and information/communications equipment. The Company is enhancing cooperation between components and devices divisions and finished product divisions from the product development stage to create effective value chains. Matsushita is also expanding sales of components and devices to external customers to enhance sales growth and profitability.

Matsushita’s semiconductor business is primarily made up of integrated circuits (ICs), such as system LSIs and bipolar ICs, discrete devices and image sensors including charge coupled devices (CCDs). Through high speed, low-power consumption, and ultra fine process technologies, Matsushita has focused its efforts on five main growth businesses, including the four system LSI fields of optical disc-related products, digital TVs, mobile communications, and networks/SD, in addition to image sensors.

In fiscal 2003, Matsushita developed a power-efficient multi-codec system LSI, enabling extended continuous operating time for cellular phones that provide video phone and other video content capabilities, and a new system LSI for digital high-definition television (HDTV) broadcast receivers that accomplishes all back-end processing functions on a single chip. In fiscal 2004, Matsushita began mass production of 0.18-micron FeRAM (ferroelectric random-access memory)-embedded system-on-a-chip (SoC), a system LSI for mobile network applications. Furthermore, in fiscal 2005, to address the challenge of shortened product lifecycles, Matsushita developed an Integrated Platform that combines software and hardware resources across differing product categories to improve R&D efficiency and design quality.

In the area of image sensors, in fiscal 2004, the Company developed a MOS image sensor, featuring high image quality and low power consumption. In fiscal 2005, the Company expanded product lines, and began mass-producing and shipping the industry’s smallest camera modules featuring this MOS image sensor.

Regarding production, overseas operations have been strengthened and expanded. In fiscal 2004, Matsushita began mass production of image sensors in Singapore. Moreover, in Japan, to advance process technology of LSIs from the conventional 0.13-micrometer process, the Company began construction of a new semiconductor factory, establishing a cutting-edge production process for 300mm wafers in fiscal 2005.

Matsushita manufactures a variety of components and devices, including capacitors, modules, printed circuit boards, power supply and inductive products, circuit components, electromechanical components and speakers for digital AV products, automotive electronics and information/communications equipment. In fiscal 2003, Matsushita developed three-dimensional integrated circuit modules that help downsize and enhance mobile electronic devices and networked products. In fiscal 2004, Matsushita expanded sales with a focus on priority areas including high-fidelity speakers for flat-panel TVs, weight sensors for protective airbags and multilayer printed circuit boards. In fiscal 2005, the Company concentrated efforts in the development of ALIVH multilayer printed circuit boards for compact design and DTV tuners that enable exceptional picture quality. Matsushita will continue to pursue further growth and profitability in these businesses, working together with the Company’s finished product and semiconductor divisions to create value-added products for customers.

The battery business consists of primary batteries, including dry batteries, and rechargeable batteries, such as lithium-ion batteries. Responding to increased performance requirements for digital equipment, including digital cameras, cellular phones and notebook PCs, Matsushita develops and supplies compact and high-performance batteries, such as long-life alkaline batteries and lithium-ion rechargeable batteries. To meet increasing demand from cellular phone manufacturers, in fiscal 2003, Matsushita further expanded its production capacity of lithium-ion batteries in Osaka, and in April 2004 the Company began manufacturing these batteries in China. Meanwhile, in fiscal 2005, Matsushita launched Oxyride, a revolutionary dry battery that provides increased output, and approximately 1.5 times longer battery life, compared with ordinary alkaline batteries in Japan.

Matsushita’s line of electric motors includes those for various products, including home appliances, AV equipment and industrial equipment. Matsushita is also a major manufacturer of brushless motors for appliances and servo motors for FA equipment. In the area of information equipment motors, Matsushita is an industry leader in polygon mirror-scanner motors for Laser Beam Printer. Since fiscal 2003, the Company has implemented restructuring in this business area to concentrate resources into growth areas, such as brushless motors and FA servo motors. In October 2003, Matsushita transferred the HDD-use fluid dynamic bearing motor business to Matsushita Kotobuki Electronics Industries, Ltd., and closed two manufacturing locations in Japan in December of that year. In April 2004, Matsushita shifted its information equipment motor business, excluding brushless motors, to a new company jointly established with Minebea Co., Ltd. Meanwhile, in fiscal 2005, with the aim of concentrating in brushless motors, Matsushita formed joint ventures with Zhejiang Wolong Hi-Tech Co., Ltd. of China and Daikin Industries, Ltd. of Japan, in the field of induction motors for home appliances. The Company also expanded its home- and industrial-use electric motor manufacturing operations in China to better serve the needs of finished product manufacturers expanding in that region. In addition, Matsushita strengthened ties with its finished products operations by supplying motors for washing machines, DVD recorders and other products.

MEW and PanaHome

This category includes Matsushita Electric Works, Ltd. (MEW), PanaHome Corporation (PanaHome) and their respective subsidiaries. Major products in this business include MEW’s electrical construction materials (lighting products, information equipment and wiring products), home appliances, building products, electronic and plastic materials, and automation controls, and PanaHome’s housing, home remodeling, and asset and property management businesses.

As MEW and PanaHome category was added to the Company’s product categories from fiscal 2005, information for this product category only pertains to the most recent fiscal year.

MEW has developed and marketed products that reflect the growing interest of consumers regarding the environment and energy-efficiency. Products include those in the fields of crime prevention, disaster response, information networking, all-electric homes, home remodeling, healthcare and solutions for comfortable living. MEW has strengthened its operations to provide total solutions in hardware, software and services by taking full advantage of its strengths in the areas of wiring/networking technologies for facility infrastructure and building equipment, and construction/installation techniques. To maximize customer satisfaction and respond to ever-changing lifestyles, MEW offers products and services that inspire and improve the quality of life, while providing materials and components that support the amenity and good life.

In the electrical construction materials business, MEW recorded sales growth in compact LED lighting fixtures with longer life and energy saving features for atmosphere lighting and landscape lighting. In the field of information equipment and wiring products, residential fire alarm systems and access control systems increased sales.

In the home appliance business, MEW is exerting efforts to develop highly functional products in the wellness field, which includes various products related to beauty, health and comfort. Sales of fitness machines that simulate horseback riding to exercise key muscle groups and massage loungers were increased.

In building products, interior and storage infrastructure operations contributed to overall sales. In addition, MEW developed the home renovation market, and broadened the scope of its housing materials operations. As well, sales of Collaboration V-products such as bathroom systems and tank-less toilets that boast low running costs also increased.

In electronic and plastic materials, environmentally friendly multilayer printed circuit board materials, mainly for digital home appliances, high performance cellular phones and automobiles recorded increased sales.

In automation controls, connecters for IT terminals such as cellular phones, automotive relays, switches and sensors had strong sales.

To provide living spaces that are friendly to both people and the global environment, PanaHome focused its basic product strategies on the “Eco-Life Home” concept, which emphasizes safety and security, health and comfort, and high energy efficiency. PanaHome has expanded its main businesses, especially detached housing, asset and property management and home remodeling based on the aforementioned “Eco-Life” concept.

In detached housing, PanaHome is focusing on solar power generation systems and housing products with features compliant to next-generation energy conservation standards. PanaHome also introduced its original exterior wall using photocatalyst technology to reduce maintenance costs.

In asset and property management, PanaHome provides various products and services relevant for landowners and tenants. PanaHome developed loan programs specializing in financing for nursing facilities, and is expanding its businesses in product lines that respond to the needs of medical and nursing facilities.

In remodeling, PanaHome is further developing its sales staff, and strengthening capabilities in consultation sales through advice from various experts in the field in line with the “Eco-Life” housing concept. With its showrooms, PanaHome strives to expand the remodeling business.

JVC

The JVC category consists of businesses of Victor Company of Japan, Ltd. and its group companies. Major products in this category include consumer electronic equipment such as TVs, camcorders, DVD recorders and players, audio systems, car AV, and other AV products, professional electronic equipment, components, and prerecorded audio and video software and recordable media. These products are sold under the “Victor” or “JVC” brand names primarily through JVC’s own sales and distribution networks in Japan and overseas.

Over the last three fiscal years, JVC has placed priority on developing its “Only One” product series that incorporates JVC’s original market-leading audio and visual technology. As a result of these efforts, in fiscal 2005 JVC introduced an HD-ILA rear projection TV employing JVC’s unique high-definition micro display device and the industry’s first palm-sized hard disk camcorder “Everio.”

In the consumer electronics field, JVC has placed principal emphasis on display and optical disc products. JVC aims to achieve its mid-term management plan through these and other key businesses, including camcorders, car electronics equipment, and AV systems. In fiscal 2003, success was achieved in AV products such as high-definition TVs and PDP TVs, while the company launched the world’s first consumer-use digital high-definition camcorder. Meanwhile, as part of a global realignment of its manufacturing bases, JVC positioned its Yokosuka Plant as the main location for consumer electronics production. JVC also implemented other business structural reforms to ready itself for the next phase of growth.

Digital products and related equipment are growing rapidly in the consumer electronics industry, and in fiscal 2004, JVC expanded its range of LCD TVs and DVD recorders. In fiscal 2005, despite difficult market conditions due to price declines, sales of LCD TVs and the company’s three-in-one VCR-HDD-DVD recorders were successful in Japan, exceeding overall market growth. Overseas, JVC’s unique HD-ILA rear-projection TV was launched in the U.S., and full-scale market introduction also progressed. Car electronics products recorded strong growth, but sales of digital camcorders were down, and audio systems sales slackened in Europe.

In the professional electronics field, JVC has focused on two categories, security and presentation systems. Over the last three fiscal years, sales of security systems, including surveillance cameras, recorded consistent growth. Although presentation systems grew at a sluggish pace, JVC intends to expand this area by enhancing sales of its newly-developed professional HDV camera recorder.

In the area of components and devices, the fluid dynamic bearing motor for HDD has received market acclaim for its high quality, and thus has grown to become a pillar of the business. In addition to motors, JVC strives to develop key devices such as optical pickups and high-density multilayer printed circuit boards, which create added value and differentiation of JVC products.

JVC’s software and media businesses are comprised of the media business which manufactures and sells recordable media and prerecorded audio and video software, and the software business which identifies, develops and manages promising artists, and produces, sells and distributes content.

JVC’s software business has been operated mainly in Japan. In Japan, the number of million-seller songs have decreased, and the Japanese music software market has fallen into an industry-wide slump. In such an environment, JVC conducted structural reforms and laid the foundation for a profitable business structure during fiscal 2003. In fiscal 2004, JVC released hit albums from such artists as the Southern All Stars and SMAP. To reinforce its content rights business, JVC established JEN (JVC Entertainment Networks Inc.). Fiscal 2005 was also characterized by severe business circumstances, due to postponement of major releases by popular artists, and decrease in sales of music software stemming from the expiration of sales consignment contracts with key industry players. As for the media business operating worldwide, JVC strengthened sales of such digital media as DVD-RW and Mini DV tapes. Market conditions in fiscal 2005 were tough for recording tapes due to rapid fall in sales prices of Mini DV tapes and declining demand in VHS recording tapes. However, recordable DVD discs grew strongly with the popularization of DVD recorders, mainly in Japan.

Other

Matsushita’s Other category includes factory automation (FA) equipment, industrial robots, welding machines, power distribution equipment and other industrial equipment. Matsushita strives to enhance services provided to customers through innovative manufacturing processes in circuit manufacturing technology. Responding to various needs of customers at the factory, the Company provides optimal solutions in electronic component mounting, semiconductor mounting, manufacturing processes, welding machines and robots.

In the area of FA equipment, Matsushita is a global leader in the electronic components mounting machine business. The Company also supplies products that support the manufacturing infrastructures of its customers, including fine device bonding systems, fine process equipment, and industrial robots. Within the mainstay electronic components mounting machine business, while developing and launching products with higher processing-speed and higher functionality, the Company has been building new core businesses by augmenting its lineups of high-growth device bonding systems. As part of this strategy, Matsushita introduced a new type of modular placement machine in fiscal 2003. In fiscal 2004, the Company enhanced growth by strengthening the electronic-parts mounting system business and fine device bonding system business supported by active FA equipment demand from Euro-American Electronics Manufacturing Services (EMS) in China, Taiwan and Korea, and Taiwanese manufacturers’ Original Design Manufacturing (ODM) as a result of increasing demand for digital AV products, cellular phones and PCs. Furthermore, in fiscal 2005, the high-speed modular placement machines that boast the industry’s highest productivity recorded solid sales performance. In the semiconductor mounting business, LCD panel bonders, high-speed die bonders and plasma cleaners achieved favorable results with high levels of precision and productivity.

In the area of welding machines, Matsushita introduced fully digital automatic welding robots in fiscal 2003. In fiscal 2004, Matsushita expanded deliveries of fully digital automatic welding machines and industrial robots to automobile-related industries. In fiscal 2005, as part of business restructuring of the Matsushita Group companies, power distribution equipment and monitoring and control system operations of Matsushita Industrial Information Equipment Co., Ltd. (MIIE) were transferred to MEW, while MIIE’s information machine business was shifted to Panasonic Communications Co., Ltd. Subsequently, MIIE was absorbed by Matsushita in April 2005, and no longer operates as a separate entity.

MARKETING CHANNELS

The table below shows a breakdown of Matsushita’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2005		2004		2003
Japan	4,581	53%	3,478	46%	3,454	47%
North and South America	1,283	14	1,327	18	1,421	19
Europe	1,122	13	1,080	15	1,000	13
Asia and Others	1,728	20	1,595	21	1,527	21

Total	8,714	100%	7,480	100%	7,402	100%

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

In fiscal 2005, Matsushita and MEW integrated the sales functions of each of the electrical supplies, building materials and equipment, and home appliances businesses as a part of collaboration between the two companies. Regarding the electrical supplies business, in January 2005, the Corporate Electrical Supplies Sales Division of Matsushita was integrated into MEW and the Corporate Construction Business Promotion Division was newly established within Matsushita. In April 2005, in the building materials and equipment business, the Corporate Housing Equipment Sales Division of Matsushita, excluding the businesses for city gas companies and OEM sales of equipment and instruments, and the Matsushita Housing Equipment & Systems Corporation was transferred and integrated to MEW. Furthermore, in the home appliances business, MEW sales functions for beauty and health products were integrated into Matsushita, whereby Matsushita reorganized the integrated MEW’s sales functions and Corporate Marketing Division for National Brand of Matsushita into a new Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products. The Corporate Marketing Division for National Brand Home Appliances handles such large electric appliances as air conditioners, refrigerators and washing machines, while the Corporate Marketing Division for National Brand Wellness Products is responsible for products in fields such as beauty, health, batteries and lamps.

Overseas Operations

Worldwide, Matsushita has 628 consolidated companies as well as 66 companies which are reflected by the equity method. International marketing and sales of Matsushita’s products are handled mainly through its sales subsidiaries and affiliates located in respective countries or regions in coordination with business domain companies and regional headquarter companies. In some countries, however, marketing and sales are handled through independent agents or distributors, depending on regional characteristics. Additionally, certain products are also sold on an OEM basis and marketed under the brand names of third parties.

Overseas sales represented approximately 47% of the Company’s total consolidated sales in fiscal 2005.

In order to promote global business development, Matsushita has been expanding its overseas manufacturing operations. The Company’s overseas manufacturing is conducted by overseas manufacturing subsidiaries and affiliates under the control of business domain companies in coordination with regional headquarter companies. In April 2003, a new business performance evaluation system (which had previously been applied at domestic companies only) was extended to overseas operations, whereby the performance of each business domain company is now evaluated based on Capital Cost Management (CCM), which measures capital efficiency, and cash flows, on a global consolidated basis, including overseas companies under its control. This provides incentive to each business domain company to further establish globally optimized operational structures.

In recent years, the Company established a globally optimized manufacturing structure, taking into consideration cost and proximity to market as well as social, political and environmental factors. Currently, the Company views Asia, China and Eastern Europe as critical to this structure. Specifically, Matsushita has focused on China as a large potential market and a production site to supply global, as well as Chinese markets. As such, the Company has been enhancing production capacity at its Chinese facilities for such borderless products as DVD players, microwave ovens, compressors and components, as well as such new growth products as PDPs.

Matsushita also places an emphasis on promoting localization of research and development of products and technologies to enhance competitiveness of overseas manufacturing sites. Such endeavors included establishment of a second R&D base in China in fiscal 2003 to speed up local-based product development and to build an optimum global R&D network. In January 2004, Matsushita established a software development site in China to minimize escalating software development costs in areas such as digital consumer electronics. In March 2005, Matsushita and MEW established the Chinese Lifestyle Research Center in Shanghai, China to strengthen product planning activity. In Asia, the Company established the Panasonic R&D Center Malaysia in October 2003 as a digital networking multi-media software development base.

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

SEASONALITY OF BUSINESS

The Company’s business has no significant seasonality in terms of sales or profits. However, for the consumer electronics business, the fiscal third quarter (October to December) is normally a peak because it falls in the year-end shopping season in Japan and many overseas markets. Additionally, seasonal appliances, such as air conditioners and refrigerators, have different business cycles, sales of which peak in summer. These do not have a material effect upon the Company’s overall operations.

RAW MATERIALS AND SOURCE OF SUPPLY

Matsushita purchases a wide variety of parts and materials from various suppliers in Japan and abroad. The Company applies a multi-sourcing policy—not depending upon any one particular source of supply for most essential items. The Company has also been endeavoring to promote a policy of global optimum purchasing by concentrating order placements to qualified suppliers from all over the world and buying the most competitive parts and materials.

In an attempt to improve operational efficiency and to reduce parts and materials costs, Matsushita has been increasing centralized purchasing at its headquarters for materials commonly used in many product divisions throughout Matsushita, such as steel, plastics, semiconductors and electronic components, while at the same time accelerating the initiatives to standardize parts and materials. Such efforts are coordinated by the Corporate Centralized Purchasing Center established in April 2003. At the business domain company level, an increasing focus has been put on centralized purchasing for parts and materials commonly used in factories within each business domain company.

In fiscal 2005, to minimize the adverse effects of global price increases of raw materials, Matsushita further strengthened materials cost reduction initiatives including a reduction in the number of parts through the standardization of design, use of “Value Engineering” techniques, and additional cost reduction activities covering indirect materials.

PATENT LICENSE AGREEMENTS

Matsushita holds numerous Japanese and foreign patent registrations for its products, and shares technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers has been increasing year by year.

For example, Matsushita’s patents related to MPEG2 technology, which is widely used in digital TVs, are licensed to other companies through MPEG LA LLC. Patents which are essential to DVD technology are licensed as a part of the joint licensing program operated by seven Japanese and U.S. companies. Furthermore, the Company’s patents relating to CD technology are licensed to many manufacturers.

Matsushita is a licensee under various license agreements which cover a wide range of products, including AV products, computers, communications equipment, semiconductors and other components. Matsushita has non-exclusive patent license agreements with, among others, Thomson Licensing Inc. and Thomson Licensing S.A. covering a broad range of products, including TVs, VCRs and DVD products. Matsushita has non-exclusive patent cross-license agreements with, among others, Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Matsushita has non-exclusive patent cross- license agreements with Koninklijke Philips Electronics N.V. covering semiconductor devices, various lamps, cathode-ray and electron tubes and certain other products.

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

Matsushita has established an efficient system to collect and recycle end-of-life home appliances, comprising air conditioners, TVs, refrigerators, washing machines and PCs in compliance with the Japanese Law for Recycling of Specified Kinds of Consumer Electric Goods (the Recycling Law) effective April 1, 2001. The Company also established the Matsushita Eco Technology Center Co., Ltd. not only for dismantling used products and recycling scrapped materials, but also for research and development of recycling technology. Likewise, Matsushita, as the leader in the domestic home electric and electronic equipment industry, has been consistently working on environmental protection initiatives that appropriately meet the standards set forth in the Recycling Law or other relevant laws or regulations, including those regarding water and land-soil anti-pollution.

In January 2003, the Company announced that disposed electric equipment that contained polychlorinated byphenyls (PCB) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility in Japan. The applicable laws in Japan require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of approximately 17 billion yen at March 31, 2005 for necessary actions, such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

In Europe, two environmental directives went into force in February 2003 and 25 member states are currently drawing up their state laws. One of these directives is the WEEE Directive designed to promote the recycling of electric and electronic equipments, and the other is the RoHS Directive that practically prohibits the use of six specified hazardous substances (Lead, Mercury, Cadmium, Hexavalent chromium, Polybrominated biphenyls, Polybrominated diphenyl ethers) in products. Preparing for mandatory recycling under the WEEE Directive, effective August 2005, Matsushita established Ecology Net Europe GmbH (ENE) in Germany in April 2005. Matsushita promotes construction of networks connecting manufacturers, recycling companies and hauling companies through ENE. Matsushita has also made progress globally in eliminating the use of environmentally hazardous materials, and expects to have eliminated the use of such materials in its products, in accordance with RoHS. In these efforts, Matsushita is carrying out its compliance programs not only to meet the requirements of these two directives but also to establish cost efficient systems that will further enhance its competitive edge.

Following in the footsteps of these EU directives, an increasing number of recycling and hazardous substance-related legislations are being enacted worldwide. Based on its corporate policy of “contributing to coexistence with the global environment,” Matsushita is implementing appropriate measures to address these legislations at each business domain company and in each region.

The Company is subject to a number of other government regulations in Japan and overseas, but overall, it presently manages to operate its businesses without any significant difficulty or financial burden in coping with them.

C.	Organizational Structure

In order to maintain production, sales and service activities effectively in broad business areas as a comprehensive electronics manufacturer, Matsushita has been operating under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on Groupwide strategic functions. In January 2003, Matsushita launched a new business domain-based organizational structure, and introduced new Group management control systems from April 1, 2003. Under this new structure, each business domain company, either an internal divisional company of the parent company or a subsidiary, takes full responsibility in its own business area, thereby establishing an autonomous management structure that expedites self-completive business operations to accelerate growth. On April 1, 2004, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Accordingly, the Company successfully eliminated overlaps in R&D, manufacturing and sales, thereby creating an optimum Group structure that facilitates the effective use of management resources to achieve growth strategies.

Principal divisional companies and subsidiaries as of March 31, 2005 are as listed below:

(1)	Internal divisional companies of Matsushita Electric Industrial Co., Ltd.:

Name of internal divisional company
Panasonic AVC Networks Company
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Matsushita Home Appliances Company
Healthcare Business Company
Lighting Company
Semiconductor Company
Motor Company

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
Matsushita Electric Works, Ltd.	52.6%
Victor Company of Japan, Ltd.	52.7
Panasonic Communications Co., Ltd.	100.0
PanaHome Corporation	54.8
Matsushita Electronic Components Co., Ltd.	100.0
Panasonic Mobile Communications Co., Ltd.	100.0
Matsushita PDP Co., Ltd.	75.0
Panasonic Factory Solutions Co., Ltd.	100.0
Matsushita Ecology Systems Co., Ltd.	100.0
Matsushita Refrigeration Company	100.0
Matsushita Battery Industrial Co., Ltd.	100.0
Matsushita Kotobuki Electronics Industries, Ltd.	100.0
Matsushita Industrial Information Equipment Co., Ltd.	100.0

Note:    Organizational changes implemented, effective April 1, 2005, are as follows:

•	Matsushita Electronic Components Co., Ltd. was renamed Panasonic Electronic Devices Co., Ltd.

•	Matsushita Kotobuki Electronics Industries, Ltd. was renamed Panasonic Shikoku Electronics Co., Ltd.

•	The Company absorbed Matsushita Industrial Information Equipment Co., Ltd.

(3)	Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Panasonic Corporation of North America	U.S.A.	100.0%
Panasonic Europe Ltd.	U.K.	100.0
Panasonic Mobile & Automotive Systems Czech s.r.o.	Czech	100.0
Panasonic AVC Networks Czech s.r.o.	Czech	100.0
Panasonic Asia Pacific Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Singapore Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Kuala Lumpur Malaysia Sdn. Bhd.	Malaysia	100.0
Panasonic Taiwan Co., Ltd.	Taiwan	69.8
Panasonic Corporation of China	China	100.0
Guangzhou Matsushita Air-Conditioner Co., Ltd.	China	67.8

Note:	Matsushita’s consolidated financial statements as of March 31, 2005 comprise the accounts of 628 consolidated companies, with 66 companies reflected by the equity method.

D.	Property, Plants and Equipment

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. The Company considers all of its factories well maintained and suitable for current production requirements.

The following table sets forth information as of March 31, 2005 with respect to manufacturing facilities:

Location	Floor Space (thousands of square feet)	Principal Products Manufactured
Osaka	10,719	VCRs, plasma TVs, DVD products, audio equipment, washing machines, other home appliances, information equipment, industrial equipment, components, batteries, kitchen fixtures, building products.
Kanagawa	4,209	Communications, information and measuring equipment, VCRs, audio equipment, car AV equipment, compact discs, refrigerators, batteries.
Shiga	5,918	Air conditioners, refrigerators, compressors, vacuum cleaners, other home appliances, building products, housing products.
Tochigi	2,859	TVs, TV picture tubes, information equipment, building products.
Nara	1,715	Home appliances, gas and kerosene equipment, DVD discs.
Okayama	1,983	VCRs, components, magnetic tapes and discs.
Kyoto	2,056	Semiconductors, components, lighting products.
Ibaraki	2,491	Magnetic tapes, information equipment, housing products.
Shikoku	3,072	VCRs, information equipment, home appliances, building products.
Kyushu	4,390	Information and communications equipment, components, industrial equipment, building products, housing products.
North America	7,782	TVs, home appliances, VCRs, DVD discs, car audio equipment, communications equipment, components, batteries, automation controls, lighting products.
Europe	3,784	VCRs, plasma TVs, TVs, audio equipment, car audio equipment, home appliances, components, information and communications equipment, automation controls, lighting products.
Asia (excluding China)	20,581

TVs, VCRs, DVD products, audio equipment, air conditioners, refrigerators, other home appliances, components, semiconductors, information and communications equipment, industrial equipment, compressors, batteries, electronic and plastic materials, lighting products, housing products.

China	9,144

TVs, plasma TVs, DVD products, audio equipment, air conditioners, washing machines, other home appliances, car audio equipment, communications equipment, semiconductors, industrial equipment, compressors, components, batteries, automation controls, electronic and plastic materials.

Other	25,136

Home appliances, industrial equipment, components, semiconductors, video and audio equipment, batteries, information and communications equipment, lighting products, automation controls, housing products.

Total	105,839

Substantially all of the above facilities and properties are fully owned by the Company.

In addition to its manufacturing facilities, Matsushita’s properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 15.8 million square feet, research and development facilities with an aggregate floor space of approximately 6.9 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 11.1 million square feet, and administrative offices with an aggregate floor space of approximately 24.7 million square feet.

As of March 31, 2005, Matsushita leased approximately 23.3 million square feet of floor space, most of which was for sales office space.

Substantially all of Matsushita’s properties are free of material encumbrances and Matsushita believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2005, there was no material problem, regarding both the productive capacity and the extent of utilization of the Company’s properties.

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

Overview

Matsushita is one of the world’s leading producers of electronic and electric products. Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of Matsushita’s products are marketed under “Panasonic,” its principle brand name, and several other brand names, including “National,” “Technics,” “Quasar,” “Victor,” “JVC” and “PanaHome.” From this fiscal year, Matsushita Electric Works, Ltd. (MEW) and PanaHome Corporation (PanaHome) and their respective subsidiaries became consolidated subsidiaries of the Company. Accordingly, Matsushita divides its businesses into six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC and Other. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes home appliances and household equipment and systems. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “MEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

Economic environment

The Japanese economy over the last three fiscal years was generally characterized by gradual recovery from the long continued stagnancy in the 1990’s. In the first half of the year ended March 31, 2003, the Japanese economy showed signs of a pickup, with a revival in exports and consumer spending. The economic recovery, however, did not last long, and the second half of that year again met stagnant consumer spending and a decline in exports. In the year ended March 31, 2004, economic growth in Japan showed moderate improvement as a result of rising exports and increased capital investment. In the year ended March 31, 2005, the overall economic situation in Japan remained favorable, characterized by increased consumer spending, due mainly to an unusually hot summer and demand related to the Athens Olympics. However, the second half of the year met a downturn in demand, mainly in components and devices industries, compared with the first half. Accordingly, Japan’s real gross domestic product, reflecting the aforementioned factors, achieved positive economic growth for three consecutive years, recording a 0.8% increase in fiscal 2003, a 2.0% increase in fiscal 2004, and a 1.9% increase in fiscal 2005, respectively.

Overseas, the U.S. economy maintained its moderate growth in the year ended March 31, 2003, despite the war in Iraq. During the same period, Asian economies enjoyed steady growth, including China, while European economies experienced slow growth. In the year ended March 31, 2004, the overseas economy was generally favorable owing to the continuously steady advances in the U.S. and Chinese economies, although post-war Iraq and other unstable factors remained. In the year ended March 31, 2005, the global economy continued its moderate growth, although it slowed somewhat in the second fiscal half, characterized by the steady progress of the U.S. economy with strong consumer spending, mainly a result of an improved U.S. employment situation, as well as the high-growth Chinese economy.

During the three-year period ended March 31, 2005, Japan experienced deflation due mainly to a demand and supply gap and an increased inflow of products manufactured in low-cost countries. The consumer price index in Japan declined 0.6% in the year ended March 31, 2003 and declined 0.2% again in the year ended March 31, 2004. In the year ended March 31, 2005, the consumer price index continued to fall, recording a decline of 0.1%. This deflationary trend has been reflected in the declining prices of goods and services in Japan, putting pressure on the earnings of Japanese businesses.

Condition of foreign currency exchange rates and Matsushita’s policy

Foreign currency exchange rates fluctuated during the three-year period ended March 31, 2005. In the year ended March 31, 2003, the Japanese yen strengthened against the U.S. dollar but weakened against the euro. In the following two years, this trend continued. In order to alleviate the effects of currency-related transaction risks, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also increased matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operation’s functional currency.

Initiatives implemented by Matsushita

Under the aforementioned economic environment, Matsushita implemented a variety of major Companywide restructuring initiatives to transform itself into a “lean and agile Matsushita,” based on the theme “Deconstruction and Creation” of its mid-term business plan, Value Creation 21, which covered the three-year period ended March 31, 2004. In fiscal 2004, Matsushita continued to implement business domain-based restructuring initiatives, while accelerating its growth strategies. Meanwhile, in fiscal 2005, the first year of its new mid-term Leap Ahead 21 plan, ending March 2007, the Company focused on the growth strategies, which include (1) the launch of differentiated products such as a new line of “V-products,” (2) the comprehensive collaboration with MEW, through which Matsushita integrated overlapping businesses and reformed distribution channels to establish an optimized, customer-oriented business structure, and (3) the acceleration of business and organizational restructuring that began in fiscal 2004, including the selection and concentration of businesses and closure/integration of locations at each business domain company. (For details of the Leap Ahead 21 plan, see Section A of Item 4.)

Summary of operations

Matsushita’s consolidated sales and earnings results during the last three fiscal years, reflecting the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2003, net sales increased 4.6% to 7,402 billion yen, led by video and audio equipment in the AVC Networks category and products in the Components and Devices category, largely on the success of V-products developed through integration of Matsushita’s Groupwide technological resources. Despite the positive effects on earnings of this sales increase and the previous year’s employment and business restructuring, the Company incurred a net loss of 19 billion yen, due in part to a write-down on investment securities, equity losses caused by losses of certain associated companies and losses related to adjustments of net deferred tax assets necessitated by the introduction of a pro forma standard corporate taxation system in Japan.

In fiscal 2004, net sales increased 1.1% to 7,480 billion yen, led by strong sales of V-products, particularly digital AV products, cellular phones and factory automation (FA) equipment, which were sufficient to offset sales declines in the Components and Devices and JVC categories. The sales increase positively affected earnings. In addition, Matsushita recorded a 72 billion yen gain from the transfer to the Japanese government of the substitutional portion of Japanese Welfare Pension Insurance (JWPI) that the Company and certain of its subsidiaries operated on behalf of the Japanese government. Meanwhile, Matsushita incurred restructuring charges of 45 billion yen for early retirement programs at certain domestic group companies, and losses of 52 billion yen on valuation of investment securities, mainly stocks of affiliated companies. Reflecting all these factors, and despite an increase in minority interests due to improved earnings of certain subsidiaries and equity in losses of certain associated companies, the Company recorded a net income of 42 billion yen.

In fiscal 2005, net sales increased 16.5% to 8,714 billion yen, led by favorable sales of digital AV equipment and home appliances, especially V-products, and the addition of MEW, PanaHome and their respective subsidiaries to the Company’s consolidated financial results. The above sales increase and comprehensive cost reduction efforts contributed to the profit gains, sufficient to offset the negative factors such as a strong Japanese yen, rising raw materials prices, and intensified global price competitions. In addition, Matsushita enjoyed a 32 billion yen gain from the return to the Japanese government of the substitutional portion of JWPI that certain of the Company’s subsidiaries operated on behalf of the Japanese government, while recording a 16 billion yen write-down of investment securities. Meanwhile, Matsushita incurred expenses of 111 billion yen due to the implementation of restructuring initiatives including the selection and concentration of management resources at each business domain company. Reflecting all these factors, and increases in provision for income taxes and minority interests due to the consolidation of MEW, PanaHome and their respective subsidiaries, and a decrease in equity in losses of certain associated companies, the Company recorded a net income of 58 billion yen.

Key performance indicators

The following are performance measures that Matsushita believes are key indicators of its business results for the last three fiscal years.

	Yen (billions) (%)
	Fiscal year ended March 31,
	2005	2004	2003
Net sales	8,714	7,480	7,402
Income before income taxes to net sales ratio	2.8%	2.3%	0.9%
Research and development costs to net sales ratio	7.1%	7.7%	7.4%
Total assets	8,057	7,438	7,835
Stockholders’ equity	3,544	3,452	3,178
Stockholders’ equity to total assets ratio	44.0%	46.4%	40.6%
Capital investment	374	271	251
Free cash flow	300	404	687

Matsushita defines “Capital investment” as purchases of property, plant and equipment (PP&E) on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. Matsushita has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to investors to present accrual basis capital investments in addition to the cash basis information in the consolidated statements of cash flows.

Matsushita’s management also believes that this indicator provides useful information when it is compared with depreciation expenses, which are shown in Note 16 of the Notes to Consolidated Financial Statements, for purposes of evaluating the replacement of PP&E. This indicator is, however, subject to the limitation that capital investments may not produce future returns (because current expenditures may not provide an efficient use of capital) and may also be subject to impairment. Also, this indicator is subject to the limitation that it may not represent the true cost of maintaining the Company’s portfolio of PP&E as it excludes expenditures for repairs and maintenance, operating leases, and intangible assets that may be integral to the use of PP&E. Matsushita compensates for these limitations by referring to this indicator together with relevant U.S. GAAP financial measures, such as capital expenditures, depreciation and amortization, shown in its consolidated statements of cash flows, to present an accurate and complete picture for purposes of capital expenditure analysis.

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment:

	Yen (billions)
	Fiscal year ended March 31,
	2005	2004	2003
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	352	276	247
Effects of timing difference between acquisition dates and payment dates	22	(5)	4

Capital investment	374	271	251

Matsushita defines “Free cash flow” as the sum of net cash provided by operating activities and net cash used in investing activities. Matsushita has included the information concerning free cash flow because its management uses this indicator, and it believes that such indicator is useful to investors, to assess its cash availability after financing of its capital projects.

Matsushita’s management also believes that this indicator is useful in understanding Matsushita’s current liquidity and financing needs in light of its operating and investing activities, i.e., its ability to pay down and draw on available cash. It should be noted, however, that free cash flow Matsushita reports may not be comparable to free cash flow reported by other companies. It should also be noted that free cash flow should not be viewed in a manner that inappropriately implies that it represents the residual cash flow available for discretionary uses, since at any given time Matsushita may be subject to mandatory debt service requirements and may have other non-discretionary expenditures that are not deducted from this indicator. Matsushita compensates for these limitations by referring to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets, to present an accurate and complete picture for purposes of cash availability analysis.

The following table shows a reconciliation of free cash flow to net cash provided by operating activities:

	Yen (billions)
	Fiscal year ended March 31,
	2005	2004	2003
Net cash provided by operating activities	478	489	698
Net cash used in investing activities	(178)	(85)	(11)

Free cash flow	300	404	687

Details of Matsushita’s consolidated sales and earnings results were as follows:

Year ended March 31, 2005 compared with 2004

(1)	Sales

Consolidated net sales for fiscal 2005 increased 16.5% to 8,714 billion yen, from 7,480 billion yen in the previous year, mainly contributed by a new series of competitive V-products and the addition of MEW, PanaHome and their respective subsidiaries to the Company’s consolidated financial results. As mentioned earlier, the overall economic situation in Japan during fiscal 2005 was favorable, characterized by increased consumer spending, sufficient to offset the negative factors such as a strong Japanese yen, rising raw materials costs, and intensified global price competition. Amid these circumstances, Matsushita aimed to increase sales and enhance profitability through the launch of a new series of competitive V-products. The Company also expanded simultaneous global product introductions in digital AV products, aiming at increasing market share and securing profits at an early stage in product life cycles. As a result of these initiatives, consolidated sales gains were recorded in digital AV equipment and home appliances, especially V-products. Although sales in Components and Devices decreased due to downturn of demand in the second half of the fiscal year, the annual sales increased compared with a year ago.

Domestic sales were up 31.7% to 4,581 billion yen. Although sales of products in the Home Appliances, Components and Devices, JVC and Other categories below the previous year, the increase of sales in the AVC Networks category, especially flat-panel TVs, DVD equipment and cellular phones, and the addition of MEW and PanaHome and their respective subsidiaries contributed to the overall sales increase. Overseas sales were 4,133 billion yen, up 3.3% when translated into yen with sales increases recorded in the Home Appliances and Other categories, and on a local currency basis, sales increased 6.0%.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2005, cost of sales increased 16.2% to 6,176 billion yen due to the increase in net sales, along with the consolidation of MEW, PanaHome and their respective subsidiaries. Selling, general and administrative expenses were also up 13.1% to 2,229 billion yen due to the same reason.

(3)	Gain from the Transfer of the Substitutional Portion of JWPI

In fiscal 2005, Matsushita recorded a 32 billion yen gain from the transfer to the Japanese government of the substitutional portion of JWPI which represents a decrease of 56% compared with 72 billion yen gain in the previous fiscal year. The Company believes this transfer has reduced the risks of managing plan assets related to the substitutional portion of JWPI. (For further details, see Note 10 of the Notes to Consolidated Financial Statements.)

(4)	Interest Income, Dividends Received and Other Income

In fiscal 2005, interest income decreased 0.4% to 19 billion yen, and dividends received decreased 1.7% to 5 billion yen. In addition, other income totaled 83 billion yen, a 39.1% increase from fiscal 2004, due mainly to increased net gain on sale of available-for-sale securities. (For further details, see Note 5 of the Notes to Consolidated Financial Statements.)

(5)	Interest Expense and Other Deductions

In fiscal 2005, interest expense decreased 17.7% to 23 billion yen, owing to a reduction in the Company’s borrowings. Other deductions increased 15.8% to 178 billion yen. Other deductions in fiscal 2005 include restructuring charges of 111 billion yen, mainly consisting of expenses for early retirement programs to employees at certain domestic and overseas group companies and expenses associated with the closure/integration of locations, compared with 54 billion yen in the previous fiscal year. The substantial portion of the expenses for these restructuring activities were paid or settled in fiscal 2005 and related liability at March 31, 2005 was 3 billion yen. The Company also incurred 30 billion yen for impairment losses on fixed assets, compared with 12 billion yen in fiscal 2004 and a write-down of 16 billion yen on investment securities, compared with 52 billion yen in fiscal 2004. (For further details, see Notes 4, 5, 7 and 15 of the Notes to Consolidated Financial Statements.)

(6)	Income before Income Taxes

As a result of the above-mentioned factors, income before income taxes for fiscal 2005 increased 44.5% to 247 billion yen, compared with 171 billion yen in fiscal 2004. Its ratio to net sales increased 0.5% to 2.8%, compared with 2.3% in the previous year.

(7)	Provision for Income Taxes

Provision for income taxes for fiscal 2005 amounted to 153 billion yen, compared with 99 billion yen in the previous year. Its ratio to income before income taxes rose to 62.1%, from 57.7% a year ago, due mainly to an increase in valuation allowance allocated to income tax expenses in certain of its subsidiaries.

(8)	Minority Interests

Minority interests increased to 28 billion yen for fiscal 2005, compared with 20 billion yen in fiscal 2004, reflecting the increased minority interests of the newly consolidated subsidiaries including MEW and PanaHome.

(9)	Equity in Losses of Associated Companies

In fiscal 2005, equity in losses of associated companies decreased to 7 billion yen, from the previous year’s 11 billion yen, due mainly to improved earnings or decreased losses at certain associated companies, despite a decreased equity in earnings of associated companies due to the consolidation of MEW, PanaHome and their respective subsidiaries.

(10)	Net Income

As a result of all the factors stated in the preceding paragraphs, the Company recorded net income of 58 billion yen for fiscal 2005, compared with net income of 42 billion yen in the previous fiscal year.

(11)	Results of Operations

Results of operations by business segment for fiscal 2005, as compared with the previous fiscal year, were as follows*:

*	As described in Note 20 of the Notes to Consolidated Financial Statements, from fiscal 2005, the Company added a new segment, “MEW and PanaHome” to the Company’s business segment classifications. Accordingly, its business segment is classified to six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC and Other.

	Yen (billions)
	2005	2004	Percent change
Sales:
AVC Networks	3,859	3,840	0.5%
Home Appliances	1,333	1,223	9.0
Components and Devices	1,469	1,660	(11.5)
MEW and PanaHome	1,556	—	—
JVC	730	819	(10.8)
Other	1,027	949	8.3
Eliminations	(1,260)	(1,011)	—

Total	8,714	7,480	16.5%

Segment profit:
AVC Networks	127	129	(1.3)%
Home Appliances	78	53	47.1
Components and Devices	58	50	15.3
MEW and PanaHome	64	—	—
JVC	10	25	(59.9)
Other	38	15	160.9
Corporate and eliminations	(67)	(77)	—

Total	308	195	57.8%

Matsushita continues further implementing the selection of priority businesses and concentration of management resources into growth businesses. For the fiscal 2005, Matsushita strengthened its management structure through various cost rationalization initiatives at each business domain company, including the closure and integration of locations, the implementation of early retirement programs to employees, and the promotion of Company-wide cost reduction activities to eliminate redundancies throughout all areas.

Sales in the AVC Networks segment increased 0.5% to 3,859 billion yen, from 3,840 billion yen in the previous fiscal year. Within this segment, sales of video and audio equipment increased, due mainly to growth in sales of such digital AV products as flat-panel TVs and digital cameras, which more than offset declines in audio equipment. Sales of information and communications equipment decreased due mainly to the sales declines in cellular phones, fixed-line telephones and facsimile machines, which offset steady sales in PCs and automotive electronics.

With respect to this segment, profit decreased 1.3% from 129 billion yen for fiscal 2004, to 127 billion yen for fiscal 2005. This decrease was attributable mainly to lower sales in cellular phones and price declines in digital products, in spite of a sales increase and cost rationalization.

Sales of Home Appliances increased 9.0% to 1,333 billion yen. In Japan, sales gains were recorded in washing machines, air-conditioners and compressors, while overseas sales growth was achieved by strong sales including air-conditioners and compressors.

Profit in this segment rose 47.1% from 53 billion yen for fiscal 2004, to 78 billion yen for fiscal 2005. This increase was due mainly to the successful introduction of new value-added products and domestic sales gains, combined with the effects of various rationalization efforts.

Sales of Components and Devices decreased 11.5% to 1,469 billion yen, due mainly to the sales declines in electric motors, despite sales in semiconductors and general components remaining at the same level as previous year.

With respect to this segment, profit increased 15.3% from 50 billion yen for fiscal 2004, to 58 billion yen for fiscal 2005, owing largely to rationalization effects in general components and electric motors businesses, despite a decrease in sales.

Sales of newly consolidated MEW and PanaHome were 1,556 billion yen. MEW registered robust sales in various key areas, especially building products such as residential furnishings and storage units, electronic devices, and automation controls for applications in cellular phones and automotive devices. Meanwhile, performance at PanaHome, which is primarily involved in the housing field, was supported by steady sales in the residential real-estate market in Japan. With respect to this segment, profit amounted to 64 billion yen.

Sales of JVC were 730 billion yen, down 10.8% from the previous year. Although domestic sales of AV equipment were favorable, sluggish sales in the Americas and Europe, slow introduction of new products and lower sales in music CDs in Japan led to an overall sales decline.

With respect to this segment, profit decreased 59.9% from 25 billion yen for fiscal 2004, to 10 billion yen for fiscal 2005, due to decreased sales and effects of price declines in digital products, despite a reduction in materials procurement costs and a decrease in fixed costs.

Sales in the Other segment were 1,027 billion yen, up 8.3% from the previous year, due mainly to sales increases in FA equipment and industrial equipment.

With respect to this segment, profit increased 160.9% from 15 billion yen for fiscal 2004, to 38 billion yen for fiscal 2005, owing to sales increases as well as the effects of various rationalization efforts.

Year ended March 31, 2004 compared with 2003

(1)	Sales

Consolidated net sales for fiscal 2004 increased 1.1% to 7,480 billion yen, from 7,402 billion yen in the previous year. As mentioned earlier, the business environment during fiscal 2004 remained unstable but overall economic conditions began to show signs of a moderate recovery. Amid these circumstances, Matsushita aimed to increase sales and enhance profitability through the launch of a series of competitive V-products, particularly those in the digital AV equipment area. The Company also expanded simultaneous global product introductions. As a result of these initiatives, consolidated sales marked gains, led by strong sales of V-products, particularly in the areas of digital AV equipment, cellular phones and FA equipment, which were sufficient to offset sales declines in the Components and Devices, and JVC categories.

Domestic sales edged up 0.7% to 3,478 billion yen. Although sales of products in the Home Appliances, Components and Devices, and Other categories remained at the same level as, or below the previous year, sales of products in the AVC Networks category, especially flat-panel TVs, DVD equipment and automotive electronics increased. Overseas sales were 4,002 billion yen, up 1.4% with sales increases recorded in the AVC Networks, Home Appliances and Other categories, and on a local currency basis, sales increased 4.0%.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2004, despite the increase in net sales, cost of sales decreased 0.2% to 5,313 billion yen, reflecting a success in reducing materials costs. Selling, general and administrative expenses edged up 1.0% to 1,971 billion yen due mainly to an increase in research and development costs.

(3)	Gain from the Transfer of the Substitutional Portion of JWPI

In fiscal 2004, Matsushita recorded a 72 billion yen gain from the transfer to the Japanese government of the substitutional portion of JWPI, following the enactment of changes to the Welfare Pension Insurance Law. The Company believes this transfer has reduced the risks of managing plan assets related to the substitutional portion of JWPI. (For further details, see Note 10 of the Notes to Consolidated Financial Statements.)

(4)	Interest Income, Dividends Received and Other Income

In fiscal 2004, interest income decreased 12.1% to 20 billion yen, and dividends received increased 21.5% to 5 billion yen. In addition, other income totaled 60 billion yen, a 7.9% decrease from fiscal 2003 when the Company recorded a one-time gain from the sale of Panasonic Disc Services Corporation.

(5)	Interest Expense and Other Deductions

In fiscal 2004, interest expense decreased 15.4% to 28 billion yen, owing to a reduction in the Company’s borrowings. Other deductions increased 32.2% to 154 billion yen. Other deductions in fiscal 2004 include restructuring charges of 54 billion yen, mainly consisting of expenses for early retirement programs to employees at certain domestic and overseas group companies and expenses associated with the closure/integration of locations, compared with 12 billion yen in the previous fiscal year. Under the newly inaugurated business domain-based organizational structure, several Group companies carried out closure/integration for certain of their facilities that suffered losses from operation. Expenses for these restructuring activities were paid or settled in fiscal 2004 and no liability existed as of March 31, 2004. The Company also incurred 12 billion yen for impairment losses on fixed assets, compared with 2 billion yen in fiscal 2003, and a write-down of 52 billion yen on investment securities, mainly stocks of affiliated companies, compared with 53 billion yen in fiscal 2003. (For further details, see Notes 4, 5, 7 and 15 of the Notes to Consolidated Financial Statements.)

(6)	Income before Income Taxes

As a result of the above-mentioned factors, income before income taxes for fiscal 2004 increased 147.9% to 171 billion yen, compared with 69 billion yen in fiscal 2003. Its ratio to net sales increased 1.4% to 2.3%, compared with 0.9% in the previous year.

(7)	Provision for Income Taxes

Provision for income taxes amounted to 99 billion yen for fiscal 2004, compared with 71 billion yen in the previous year. Its ratio to income before income taxes decreased to 57.7%, from 103.4% a year ago. This drop is caused mainly by a decrease in adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax laws on the introduction of a new pro forma standard taxation system in Japan, as well as a decrease in valuation allowance allocated to income tax expenses.

(8)	Minority Interests

Minority interests increased to 20 billion yen for fiscal 2004, compared with 6 billion yen in fiscal 2003, reflecting the earnings improvements of several subsidiaries.

(9)	Equity in Losses of Associated Companies

Equity in losses of associated companies decreased to 11 billion yen, from the previous year’s 12 billion yen, due mainly to improved earnings or decreased losses at certain associated companies.

(10)	Net Income (Loss)

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net income of 42 billion yen for fiscal 2004, compared with a net loss of 19 billion yen in the previous fiscal year.

(11)	Results of Operations

Results of operations by business segment for fiscal 2004, as compared with the previous fiscal year, were as follows*:

*	In fiscal 2004, the Company changed its business segment classifications to five new segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other. Prior year figures have been restated to reflect this change.

	Yen (billions)		Percent change
	2004	2003
Sales:
AVC Networks	3,840	3,668	4.7%
Home Appliances	1,223	1,197	2.1
Components and Devices	1,660	1,710	(2.9)
JVC	819	852	(3.8)
Other	949	819	15.8
Eliminations	(1,011)	(844)	—

Total	7,480	7,402	1.1%

Segment profit:
AVC Networks	129	83	55.9%
Home Appliances	53	45	16.6
Components and Devices	50	31	60.5
JVC	25	22	12.9
Other	15	13	12.7
Corporate and eliminations	(77)	(67)	—

Total	195	127	54.5%

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

With respect to this segment, profit increased 55.9% from 83 billion yen for fiscal 2003, to 129 billion yen for fiscal 2004. This increase was attributable mainly to higher sales in digital AV equipment, cellular phones and car electronics equipment, as well as positive effects of cost rationalization efforts.

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

With respect to this segment, profit increased 60.5% from 31 billion yen for fiscal 2003, to 50 billion yen for fiscal 2004, owing largely to positive effects through the increased plant operating rate on higher sales in semiconductors, which more than offset the negative effects of decreased sales and price declines in general components and certain other product lines.

Sales of JVC were 819 billion yen, down 3.8% from the previous year. Despite sales increases of flat-panel TVs and DVD recorders, overall sales of consumer electronics in Japan and the Americas declined, particularly in such products as CRT TVs and VCRs.

With respect to this segment, profit increased 12.9% from 22 billion yen for fiscal 2003, to 25 billion yen for fiscal 2004, owing to such factors as a reduction in materials procurement costs and a decrease in personnel and other fixed costs, despite the decrease in sales and the effects of price declines.

Sales in the Other segment were 949 billion yen, up 15.8% from the previous year. FA equipment, especially modular placement machines increased overseas.

With respect to this segment, profit increased 12.7% from 13 billion yen for fiscal 2003, to 15 billion yen for fiscal 2004, owing to sales increases of FA equipment.

B.	Liquidity and Capital Resources

Matsushita’s Policy on Financial Position and Liquidity

As its basic policy, Matsushita has long placed emphasis on maintaining sound balance sheets, and on generating as much available funding as possible from internal sources through efforts to raise the operational efficiency or asset turnover ratios, so as not to overly rely on external fund raising. This conservativeness is exemplified in the tradition of maintaining the ratio of stockholders’ equity to total assets at a relatively high level and keeping large cash balance. The ratio of stockholders’ equity to total assets as of March 31, 2005 stood at 44.0%, and the total of short-term borrowings and long-term debt was 863 billion yen as of March 31, 2005, up from 751 billion yen a year ago. Cash balance (the total of cash and cash equivalents of 1,170 billion yen plus time deposits with a maturity of more than three months of 145 billion yen) also remained at the relatively high level of 1,315 billion yen as of March 31, 2005, although it decreased from the year-earlier 1,445 billion yen (the total of cash and cash equivalents of 1,275 billion yen plus time deposits of 170 billion yen) due mainly to the transfer of deposits from certain employees to external institutions.

In order to facilitate access to global capital markets, Matsushita obtains credit ratings from the world’s two leading credit rating agencies, Moody’s Investors Service, Inc. (Moody’s) and Standard & Poor’s Rating Services (S&P). In addition, Matsushita maintains credit ratings from Rating and Investment Information, Inc. (R&I), a rating agency nationally recognized in Japan, primarily for access to the Japanese capital markets. As of March 31, 2005, Matsushita’s debt ratings are: Moody’s: Aa3 (long-term); S&P: A+(long-term, outlook: stable), A-1 (short-term); and R&I: AA+ (long-term), a-1+ (short-term).

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

As of March 31, 2005, the outstanding balance of short-term borrowings totaled 385 billion yen, and long-term debt was 477 billion yen. Matsushita’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

In recent years, Matsushita has focused on raising capital efficiency upon review of its balance sheet. As a part of this move, the Company initiated an endeavor to achieve more efficient utilization of available cash resources held by subsidiaries and associated companies. This is achieved by lending such cash resources to other subsidiaries and associated companies, as necessary, through a network of cash management systems at the corporate headquarters and financial subsidiaries located in each global region.

Furthermore, Matsushita uses its system of evaluating the business domain companies based on two results-based standards, namely Capital Cost Management (CCM), which measures capital efficiency, and cash flows, which represents a company’s ability to generate cash. Both of these standards, that are deemed to share interests with investors, are applied to each business domain company’s performance on a global consolidated basis. Regarding cash flows, Matsushita uses free cash flow (see “Overview—Key performance indicators” in Section A of this Item 5) as an important indicator to evaluate its performance.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2005 Financial Position and Liquidity

The Company’s consolidated total assets as of the end of fiscal 2005 increased to 8,057 billion yen, compared with 7,438 billion yen at the end of fiscal 2004. The consolidation of MEW and PanaHome as of April 1, 2004 led to an increase in assets of 1,043 billion yen, which was offset by initiatives to decrease assets, including the reduction of inventories.

Regarding liabilities, the balance of retirement and severance benefits decreased significantly, mainly as a result of the return to the Government of the substitutional portion of the JWPI mentioned earlier.

Stockholders’ equity increased to 3,544 billion yen, compared with 3,452 billion yen at the end of fiscal 2004. This increase was due mainly to a substantial decrease in minimum pension liability adjustments, owing primarily to the transfer to the Japanese government of the substitutional portion of JWPI. Furthermore, a decrease in the negative balance of cumulative translation adjustments, which resulted in a decrease in an accumulated other comprehensive loss, also led to an increase of stockholders’ equity. Stockholders’ equity to total assets ratio decreased 2.4% to 44.0% from 46.4% at the end of fiscal 2004, due mainly to the consolidation of MEW and PanaHome. In addition, Matsushita continued to repurchase its own shares for 93 billion yen, as part of the Company’s financial strategy to enhance shareholder value.

Capital investment during fiscal 2005 totaled 374 billion yen, an increase of 38.0% from the previous fiscal year’s total of 271 billion yen, due partly to the consolidation of MEW and PanaHome. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.) Matsushita curbed capital investment in a number of business areas, in line with increasing management emphasis on cash flows and capital efficiency. Matsushita did, however, selectively invest in facilities for strategic businesses that are expected to drive future growth, including “Components and Devices” such as cutting-edge system LSIs for digital products and “AVC Networks” such as PDPs.

Depreciation (excluding intangibles) during the fiscal year rose 13.3% to 287 billion yen, compared with 254 billion yen in the previous fiscal year, due primarily to the consolidation of MEW and PanaHome.

Net cash provided by operating activities in fiscal 2005 amounted to 478 billion yen, compared with 489 billion yen in the previous fiscal year. This decrease, despite the improvement in net income and a decrease in inventories, was attributable mainly to a decrease in trade payables. Net cash used in investing activities amounted to 178 billion yen, compared with 85 billion yen in fiscal 2004, due mainly to a decrease in cash provided from time deposits, in spite of net cash inflows as a consequence of the acquisition of additional shares of newly consolidated subsidiaries. Net cash used in financing activities was 419 billion yen, compared with 273 billion yen in fiscal 2004. This was mainly attributable to the refund of deposits from certain employees and repurchases of the Company’s common stock. All these activities, compounded by the effect of exchange rate fluctuations, resulted in a net decrease of 105 billion yen in cash and cash equivalents during fiscal 2005. Cash and cash equivalents at the end of fiscal 2005 totaled 1,170 billion yen, compared with 1,275 billion yen a year ago. These are held primarily in yen (65%), U.S. dollars (10%) and Euro (5%).

Free cash flow in fiscal 2005 amounted to 300 billion yen, compared with 404 billion yen in fiscal 2004. (For a reconciliation of free cash flow to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.)

Commitments for Capital Expenditures

As of March 31, 2005, commitments outstanding for the purchase of property, plant and equipment amounted to 49 billion yen.

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

In fiscal 2003, Matsushita accelerated the development of V-products that would propel a sharp recovery in business performance through R&D efforts conducted through the new R&D structures of Strategic Product Platforms that enable concentration of R&D resources into strategic areas, and corporate-level Core Technology Platforms that develop the basic and common technologies that support strategic products. In these efforts, the Company places an emphasis on creation of its own Black-box or proprietary technologies which cannot be easily imitated by competitors. Matsushita also implemented the Technology Business Plan to further increase R&D efficiency and strengthen technology management. Based on this plan, Matsushita created a system that infuses management resources in areas of comparative strength through the introduction of a scientific R&D management approach and objective evaluations of the Company’s technological competitiveness.

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

In fiscal 2005, under the aforementioned new R&D management structure, Matsushita has strived to enhance the efficiency of its R&D activities, while continuously selecting priority R&D themes at the Corporate R&D Group and innovating R&D management of development processes at business domain companies. These actions reduced lead time for product development. Seeking to launch competitive products in the market in a shorter period of time, the Company pursued a common platform structure strategy aimed at ensuring the most effective use of technology assets at each business domain company. As a result, the Company succeeded in increasing the efficiency of R&D. Matsushita developed an Integrated Platform that combines software and hardware resources across differing product categories to improve R&D efficiency and design quality. The new platform successfully integrated Matsushita’s accumulated technological assets in the areas of cellular phones, digital TVs, DVD recorders, camcorders and automotive AVC equipment based on the common platform structure strategy. This integration is possible only through Matsushita’s expertise in a wide range of product categories, making full use of Groupwide strengths. Furthermore, the Company reinforced its intellectual property rights initiatives by effectively utilizing patents, while actively making patent application filings and rights acquisitions worldwide.

Research and development costs amounted to 551 billion yen, 579 billion yen and 616 billion yen for the three fiscal years ended March 31, 2003, 2004 and 2005, respectively, representing 7.4%, 7.7% and 7.1% of Matsushita’s total net sales for each of those periods. These investments were used to strengthen R&D in core technologies, such as next-generation system LSIs, networkable electronic home appliances and fuel cell co-generation systems. The increased research and development costs and the decreased ratio to Matsushita’s total net sales for the fiscal 2005 are mainly due to the consolidation of MEW and PanaHome.

D.	Trend Information

To increase profitability and efficiency through structural reforms and a new growth strategy, the Company implemented various management reforms and restructuring initiatives under the aforementioned three-year Value Creation 21 plan, ended March 31, 2004. Based on this plan, the Company also commenced new growth strategies in fiscal 2003 and 2004. These included the strategic development and introduction of competitive V-products and the launch of a new business domain-based Group organizational structure. Under the new structure, business domain companies take full responsibility for R&D, manufacturing and sales in their respective business areas.

In fiscal 2005, Matsushita embarked on a new mid-term Leap Ahead 21 plan and implemented initiatives to achieve growth, especially V-products and the addition of MEW, PanaHome and their respective subsidiaries to the Company’s results. Through collaboration with MEW, Matsushita will strategically utilize the management resources of both companies. In areas such as electrical supplies, building materials and equipment, home appliances and industrial equipment, the two companies successfully eliminated overlaps in R&D, manufacturing and sales, thereby creating an optimized group structure that facilitates the effective use of management resources to achieve growth strategies. Matsushita and MEW also opened joint showrooms and introduced a series of Collaboration V-products that incorporate black box technologies from both companies.

The Company also accelerated business and organizational restructuring. Major restructuring initiatives, including the implementation of early retirement programs and the closure/integration of locations, have been autonomously carried out by each business domain company. As a result, Matsushita completed large-scale restructuring in fiscal 2005, leading to improved business performance and further concentration of management resources into growth businesses. (For further details about the Leap Ahead 21 plan, see Section A of Item 4.)

As a result of these initiatives, Matsushita increased net income in fiscal 2005. The Company also achieved improvements in its balance sheets in fiscal 2005, as mentioned earlier. (See Liquidity and Capital Resources in Section B of this item 5.)

Regarding the business environment for fiscal 2006, Matsushita expects to encounter severe conditions, such as slowing growth in the electronics industry, ever-intensifying global price declines in digital products and rising raw materials prices including crude oil prices. Under these circumstances, Matsushita views fiscal 2006 as critical to the success of its Leap Ahead 21 plan for the three-year period ending March 2007. Accordingly, Matsushita is making efforts to achieve the goals of the plan by enhancing product competitiveness and management structures. Regarding growth strategies, Matsushita intends to continuously develop V-products and expand simultaneous global product introductions, including more models in a wide variety of product categories to increase both sales and earnings. Specifically, Matsushita will provide customers with solutions for comfortable living through the successive launch of Collaboration V-products and the expansion of systems solutions businesses, including security and energy control management.

Through the aforementioned initiatives, Matsushita expects to attain further improvements in earnings, subject to external conditions including currency exchange volatility, the success of growth strategies and the effective establishment of management structures.

To establish reinforced management structures, Matsushita will implement further manufacturing innovations with a Next Cell Production Project, which targets the reduction of inventories. Furthermore, the Company will utilize IT to manage such initiatives as Just in Time Production and Vendor Managed Inventory. Matsushita will also construct a corporate IT architecture (CITA) and a common infrastructure for the Group. In this way, the Company will expedite the management process, strengthen the response capabilities to changes in the business environment, and reduce information systems costs. The Company will also strengthen management structures and increase profitability through a corporate project to eliminate redundancies throughout all areas of the Company.

For fiscal 2006, Matsushita projects its capital investment will total approximately 360 billion yen. (For the definition of capital investment and related discussion, see “Overview—Key performance indicators” in Section A of this item 5. For purposes of deriving this forward-looking figure, we have assumed that there are no material effects of timing difference between acquisition dates and payment dates with respect to purchases of property, plant and equipment during fiscal 2006.) Matsushita will continue to focus investment into such strategic areas as core components and devices, particularly advanced system LSIs, which are the key components in digital products, plasma TVs, for which global demand is expected to increase significantly, and fuel cell co-generation systems for the home to contribute to the prevention of global warming.

The discussion above includes forward-looking statements. For details about “Cautionary Statement Regarding Forward-Looking Statements,” see page 1.

E.	Off-Balance Sheet Arrangements

The Company established sale-leaseback arrangements for manufacturing machinery and equipment, and sale of receivables without recourse, as off-balance sheet arrangements in order to reduce its total assets.

In fiscal 2005, Matsushita sold machinery and equipment for 50 billion yen, which are used to manufacture semiconductors and plasma display panels, to SMBC Leasing Company, Limited, an affiliate of Sumitomo Mitsui Banking Corporation. The assets are leased back to Matsushita over a period of four to five years. Matsushita guarantees a specific value of the leased assets. These leases are classified as operating leases for U.S. GAAP purposes. Including the above-mentioned, the amount of future minimum lease payment under operating lease is 135 billion yen at March 31, 2005. (For further details, see Notes 6 and 19 of the Notes to Consolidated Financial Statements.)

In fiscal 2005, Matsushita also sold, without recourse, trade accounts receivable of 49 billion yen and loans receivable of 96 billion yen to independent third parties for proceeds of 48 billion yen and 107 billion yen, respectively.

In addition, the Company provides several types of guarantees and similar arrangements. (For further details, see Note 19 of the Notes to Consolidated Financial Statements.)

F.	Tabular Disclosure of Contractual Obligations

The two tables below show Matsushita’s cash payment obligations and guarantees and other commercial commitments, broken down by the payment amounts due for each of the periods specified below, as of March 31, 2005:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	709,224	245,262	269,273	73,325	121,364
Capital Lease Obligations	23,683	10,502	9,751	2,214	1,216
Operating Lease Obligations	134,541	42,957	62,986	22,375	6,223
Purchase Obligations	49,217	49,217	—	—	—

Total Contractual Cash Obligations	916,665	347,938	342,010	97,914	128,803

Yen (millions)
Total Amounts Committed
Other Commercial Commitments:
Discounted exported bills	4,269
Guarantees	33,395

Total Commercial Commitments	37,664

Discounted exported bills generally have contractual lives of less than one year. Loan guarantees are principally provided on behalf of employees, associated companies and customers and generally have long-term contractual lives coinciding with the maturities of the guaranteed obligations. (For further details, see Notes 6, 9 and 19 of the Notes to Consolidated Financial Statements.)

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. Factors which may contribute to the need for future impairment charges include changes in the use of assets resulting from the Company’s restructuring initiatives, technological changes or any significant declines in the demand for related products.

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

Individual securities are reduced to net realizable value by a charge to earnings for other-than-temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other-than-temporary requires judgment. At March 31, 2005, the Company has recorded 495 billion yen of available-for-sale securities, 190 billion yen of cost method securities, 3 billion yen of equity method securities that have market values, and 470 billion yen of equity method securities that do not have market values, and advances, part or all of which could be determined to be other-than-temporarily impaired in future periods, depending on changes to the current facts and assumptions. In fiscal 2005, the Company recorded 16 billion yen impairment losses on investment securities.

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

The Company records noncurrent receivables, representing loans from finance lease transactions, at cost, less the related allowance for impaired receivables. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows or the fair value of the collateral. Cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until the principal has been recovered and are recognized as interest income thereafter. Management’s judgment is required in making estimates of the future cash flows of an impaired loan. Such estimates are based on current economic conditions and the current and expected financial condition of the debtor. (For further details, see Schedule II of Item 18.)

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. At March 31, 2005, the Company has recorded 462 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill and other intangible assets, see Note 8 of the Notes to Consolidated Financial Statements included in this annual report.

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

At March 31, 2005, the Company has recorded gross deferred tax assets of 1,089 billion yen with a total valuation allowance of 311 billion yen. Included in the gross deferred tax assets is 212 billion yen resulting from net operating loss carryforwards (NOLs) of 566 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. These NOLs of 428 billion yen expire from fiscal 2009 through 2012 and the substantial majority of the remaining balance expire thereafter or do not expire. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2005 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. For further discussion on valuation of deferred tax assets, see Note 11 of the Notes to Consolidated Financial Statements included in this annual report.

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

New Accounting Pronouncements

In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which addresses accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No. 123R will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. SFAS No. 123R will be effective for the Company as of April 1, 2006. The application of SFAS No. 123R is not expected to have a material effect.

In December 2004, FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of its idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company for inventory costs incurred on or after April 1, 2006. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 151.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates an exception in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for the Company for nonmonetary asset exchanges occurring on or after April 1, 2006. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 153.

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

The Corporate Auditors of the Company are not required to be, and are not, certified public accountants. Under the Commercial Code of Japan (Commercial Code) and other related laws and ordinances, at least one of the Corporate Auditors shall be a person who has not been a Director, corporate executive officer, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his or her assumption of office as a Corporate Auditor. After the conclusion of the ordinary general meeting of shareholders to be held in June 2006, at least half of the Corporate Auditors shall be required to be persons who have not been a Director, corporate executive officer, general manager or employee of the Company or its subsidiaries, prior to his or her assumption of office as a Corporate Auditor. The Company already satisfies these requirements. Each Corporate Auditor has the statutory duty to audit the non-consolidated and consolidated financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to audit the Director’s execution of their duties. The Corporate Auditors are required to attend meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

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

Under the Commercial Code and the Articles of Incorporation of the Company, the Company may, by a resolution of the Board of Directors, exempt Directors or Corporate Auditors from their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by the Commercial Code. In addition, the Company has entered into liability limitation agreements with each of the Outside Directors which limits the maximum amount of their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by the Commercial Code.

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

Furthermore, compensation for members of the Board of Directors and Executive Officers is linked to the business performance evaluation standards, namely CCM and cash flows, which are similar to the evaluation standards used by capital markets, to pursue management based on shareholder interests and enhance corporate value.

*	Matsushita’s Executive Officer (“Yakuin”) system is a non-statutory system and different from the corporate executive officer (“Shikkoyaku”) system that large Japanese corporations may adopt at their option under the statutory corporate governance system referred to as “Company with Committees” system stipulated in the Commercial Code of Japan and related legislation, which became effective on April 1, 2003.

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

The following table shows information about Matsushita’s Directors and Corporate Auditors as of June 29, 2005, including their dates of birth, positions, responsibilities and brief personal records.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Yoichi Morishita	Chairman of the Board of Directors – since June 2000
(Jun. 23, 1934)	-1987 -1992 -1993	Director of the Company; Executive Vice President and Director of the Company; President and Director of the Company.

Masayuki Matsushita	Vice Chairman of the Board of Directors – since June 2000
(Oct. 16, 1945)	-1986 -1990 -1992 -1996	Director of the Company; Managing Director of the Company; Senior Managing Director of the Company; Executive Vice President and Director of the Company.

Kunio Nakamura	President and Director – since June 2000
(Jul. 5, 1939)	-1993 -1996 -1997	Director of the Company, and Director of Corporate Management Division for the Americas; Managing Director of the Company; Senior Managing Director of the Company, and President of AVC Company.

Kazuo Toda (Feb. 13, 1941)

Executive Vice President and Director – since June 2003

In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National / Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales, Corporate Construction Business Promotion Division, Advertising, Logistics, Corporate CS Division.

-1994 -1996 -1997 -1999 -2000

Director of the Company, and in charge of Home Appliance Business;

Managing Director of the Company;

President of Home Appliance & Housing Electronics Company;

Senior Managing Director of the Company;

President of AVC Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Takami Sano* (Apr. 2, 1943)

Executive Vice President and Director – since June 2005

Representative in Tokyo, President of Panasonic Automotive Systems Company, and in charge of Industrial Sales.

-1997    Senior Managing Director of Matsushita Battery Industrial Co.,  Ltd.;

-1998    Director of the Company, and Director of Corporate Industrial Marketing  & Sales Division;

-2000    Managing Director of the Company;

-2002    President of Factory Automation Company;

-2003    Senior Managing Director of the Company, and President of  Panasonic Automotive Systems Company.

Susumu Koike* (Nov. 15, 1945)

Senior Managing Director – since June 2003

In charge of Technology, Devices and Environmental Technology, Intellectual Property, Overseas Research Laboratories, and President of Semiconductor Company and Camera Module Business.

-1998    Senior Managing Director of Matsushita Electronics Corporation,  Director of the Company, and in charge of Semiconductor Technology;

-2000    Managing Director of the Company;

-2001    President of Semiconductor Company.

Fumio Ohtsubo* (Sep. 5, 1945)

Senior Managing Director – since June 2003

President of Panasonic AVC Networks Company, and in charge of Storage Device Business.

-1998    Director of the Company, and Vice President of AVC Company;

-2000    Managing Director of the Company;

-2001    Business Group Executive of AVC Network Business Group;

-2002    President of AVC Company;

-2003    President of Panasonic AVC Networks Company.

Tetsuya Kawakami* (Dec. 7, 1941)

Senior Managing Director – since June 2004

In charge of Finance and Accounting.

-1996    General Manager of Corporate Accounting Department;

-2000    Director of the Company, and in charge of Accounting;

-2003    Managing Director of the Company, and in charge of Finance  and  Accounting.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Yoshitaka Hayashi* (Jun. 7, 1946)	Senior Managing Director – since June 2005 In charge of Home Appliances Business, and President of Matsushita Home Appliances Company, and in charge of Lighting Company and Healthcare Business Company.
	-1999 -2000	Vice President of Home Appliance & Housing Electronics Company; Director of the Company, and President of Home Appliance & Housing Electronics Company;
	-2001	Director of Corporate Marketing Division for National Brand, and in charge of Healthcare & Medical Business Center;
	-2002 -2003	In charge of Appliance Business; Managing Director of the Company, and President of Matsushita Home Appliances Company.

Hidetsugu Otsuru* (Aug. 20, 1943)	Managing Director – since June 2001 In charge of Facility Management, Quality Administration and Environmental Affairs and Recycling Business Promotion.
	-1998	Director of the Company (resigned in March 1999), and in charge of Corporate Quality Administration Division and Purchasing Administration Department;
	-1999 -2001	President of Matsushita Electronics Corporation; President of Display Devices Company.

Toshihiro Sakamoto* (Oct. 27, 1946)	Managing Director – since June 2004 In charge of Planning.
	-1998 -2000 -2001 -2003	President of Matsushita Electric (Taiwan) Co., Ltd.; Director of the Company, and Vice President of AVC Company; Senior Vice President of AVC Company; In charge of Corporate Planning.

Takahiro Mori* (June 16, 1947)	Managing Director – since June 2005 In charge of Corporate Communications Division and CSR Office.
	-2001 -2003	Director of Corporate Communications Division; In charge of CSR Office.

Shinichi Fukushima* (Nov. 13, 1948)	Managing Director – since June 2005 In charge of Personnel, General Affairs and Social Relations.
	-1997 -2003	General Manager of Personnel Department; Director of the Company.

Ikuo Uno (Jan. 4, 1935)	Director – since June 2005 (Chairman of the Board of Nippon Life Insurance Co.)
	-1997 -2005	President of Nippon Life Insurance Co.; Chairman of the Board of Nippon Life Insurance Co.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Yoshifumi Nishikawa (Aug. 3, 1938)

Director – since June 2005

(Advisor of Sumitomo Mitsui Banking Corporation)

-1997    President of The Sumitomo Bank, Ltd.;

-2001    President of Sumitomo Mitsui Banking Corporation;

-2002    President of Sumitomo Mitsui Financial Group, Inc.

Masaki Akiyama* (Jun. 29, 1943)

Director – since June 2004

President of Panasonic System Solutions Company, Director of Corporate Construction Business Promotion Division, and in charge of Corporate eNet Business Division.

-1998    Senior Managing Director of Matsushita Communication Industrial  Co., Ltd.;

-2000    Director of Corporate Systems Solutions Division of the Company;

-2001    Director of the Company (resigned in June 2003);

-2003    President of Panasonic System Solutions Company.

Mikio Ito* (Nov. 29, 1946)

Director – since June 2004

Director of Corporate Legal Affairs Division, and in charge of Corporate Risk Management, Corporate Information Security and Business Ethics.

-1997    General Manager of Industrial Relations Department;

-2001    Assistant Director of Tokyo Branch, and General Manager of  Corporate External Relations;

-2003    Director of Tokyo Branch.

Ikusaburo Kashima* (Oct. 8, 1948)

Director – since June 2005

Deputy Chief of Overseas Operations.

-1999    Director General, Price Bureau of Economic Planning Agency;

-2001    Retired from office at Ministry of Economy, Trade and Industry, and  Trustee of Agency of Industrial Science and Technology;

-2003    Vice Chairman of Information Technology Promotion Agency;

-2004    Joined the Company as an Executive Counsellor.

Masaharu Matsushita (Sep. 17, 1912)

Honorary Chairman of the Board of Directors and Executive Advisor – since June 2000

-1947    Director of the Company;

-1961    President and Director of the Company;

-1977    Chairman of the Board of Directors of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Kazumi Kawaguchi	Senior Corporate Auditor – since June 2003
(Oct. 25, 1943)	-1996 -1999	Senior Managing Director of Kyushu Matsushita Electric Co., Ltd.; General Manager of Affiliates Management Department of the Company;
	-2000 -2001	General Manager of Corporate Accounting Department; In charge of Corporate Accounting Group.

Yukio Furuta	Senior Corporate Auditor – since June 2004
(Sep. 20, 1944)	-1995 -2001	Director of Matsushita Electronics Corporation; Director of Corporate Manufacturing & Development Division of Semiconductor Company;
	-2003	Vice President of Semiconductor Company.

Yasuo Yoshino (Oct. 5, 1939)	Corporate Auditor – since June 2003 (Chairman of Sumitomo Life Insurance Co.)
	-2001	Chairman of Sumitomo Life Insurance Co.

Ikuo Hata (Aug. 6, 1931)	Corporate Auditor – since June 2004 (Attorney at Law, Oh-ebashi LPC & Partners)
	-1992 -1995 -1998	President of Osaka District Court; Registered as an attorney-at-law (Osaka Bar Association); Vice Board Chairman of Japan Federation of Arbitration Associations;
	-2001	Member of Supreme Court Committee on Construction-related Disputes.

Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer system which was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.

There are no family relationships among any Directors or Corporate Auditors except as described below:

Masayuki Matsushita, Vice Chairman of the Board of Directors is the son of Masaharu Matsushita, Honorary Chairman of the Board of Directors and Executive Advisor.

The following table shows information about Matsushita’s Executive Officers as of June 29, 2005, including their positions and responsibilities.

Name	Positions and responsibilities
Hajime Sakai	Senior Managing Executive Officer In charge of Production Engineering, Groupwide Manufacturing Human Resources Innovation Project

Name	Positions and responsibilities

Koshi Kitadai	Senior Managing Executive Officer President of Panasonic Electronics Devices Co., Ltd.

Yoshiaki Kushiki	Managing Executive Officer President of Panasonic Mobile Communications Co., Ltd.

Yasuo Katsura	Managing Executive Officer Director of Tokyo Branch

Shunzo Ushimaru	Managing Executive Officer Director of Corporate Marketing Division for Panasonic Brand

Tameshige Hirata	Managing Executive Officer President of Matsushita Ecology Systems Co., Ltd.

Toru Ishida	Executive Officer President of Matsushita Battery Industrial Co., Ltd.

Tomikazu Ise	Executive Officer Director of Corporate Management Division for China and Northeast Asia Chairman of Panasonic Corporation of China

Fujio Nakajima	Executive Officer Senior Vice President of Panasonic AVC Networks Company Director of Technology Planning & Development Center

Tomiyasu Chiba	Executive Officer President of Panasonic Shikoku Electronics Co., Ltd.

Nobutane Yamamoto	Executive Officer Director of Corporate Procurement Division

Kazuyoshi Fujiyoshi	Executive Officer President of Panasonic Communications Co., Ltd.

Tomio Kawabe	Executive Officer Director of Corporate Management Division for Asia and Oceania President of Panasonic Asia Pacific Pte. Ltd.

Junji Esaka	Executive Officer Vice President of Matsushita Home Appliances Company, in charge of Refrigeration and Air Conditioning Business

Takae Makita	Executive Officer In charge of Information Systems

Name	Positions and responsibilities

Hitoshi Otsuki	Executive Officer Director of Corporate Management Division for Europe Chairman of Panasonic Europe Ltd.

Tsutomu Ueda	Executive Officer Senior Vice President of Panasonic AVC Networks Company Director of Visual Products and Display Devices Business Group

Masashi Makino	Executive Officer Director of Corporate Manufacturing Innovation Division

Katsutoshi Kanzaki	Executive Officer President of Panasonic Factory Solutions Co., Ltd. In charge of Matsushita Welding Systems Co., Ltd.

Yoshinobu Sato	Executive Officer Director of Corporate Sales Strategy Division for National/Panasonic Retailers

Osamu Nishijima	Executive Officer Vice President of Semiconductor Company in charge of Technology

Joachim Reinhart	Executive Officer COO of Panasonic Europe Ltd.

Yutaka Mizuno	Executive Officer Executive Vice President of Panasonic Automotive Systems Company in charge of Sales

Yoshihiko Yamada	Executive Officer Director of Corporate Management Division for North America Chairman of Panasonic Corporation of North America

Kazuhiro Tsuga	Executive Officer In charge of Digital Network and Software Technologies

Ikuo Miyamoto	Executive Officer President of Motor Company

Ken Morita	Executive Officer Senior Vice President of Panasonic AVC Networks Company Assistant Director of Visual Products and Display Devices Business Group

(Directors who concurrently serve as Executive Officers are not included in the above list.)

B.	Compensation

The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 2005 to all Directors and Corporate Auditors (26 persons) for services in all capacities was 905 million yen.

In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to approval of the general meeting of shareholders. Retirement allowances provided for Directors and Corporate Auditors for fiscal 2005 amounted to 110 million yen. (For details of the Company’s stock option plans for Board members and select senior executives, see Section E of this Item 6.)

C.	Board Practices

For information on the Company’s Directors and Corporate Auditors, see Section A of this Item 6.

The Company has made available on its web site (http://panasonic.co.jp/global/governance/) a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under New York Stock Exchange (NYSE) listing standards.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000).

D.	Employees

The following table lists the number of consolidated full-time employees of the Company as of March 31, 2005, 2004 and 2003:

	2005	2004	2003
Employees:
Domestic	150,642	119,528	121,451
Overseas	184,110	170,965	166,873

Total	334,752	290,493	288,324

On April 1, 2004, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Therefore the number of employees as of March 31, 2005 has increased compared with the number as of March 31, 2004.

Most regular employees in Japan, except management personnel, are union members, principally of the Matsushita Electric Industrial Workers Union, which is affiliated with the Japanese Electrical Electronic & Information Union.

As is customary in Japan, Matsushita negotiates annually with the unions and revises annual wage. The annual bonuses of all employees are linked to the Company’s performance of the previous year. Matsushita also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. In recent years, Matsushita has introduced in Japan new comprehensive employment and personnel systems to satisfy the diversified needs of employees.

Such systems include an individual performance-oriented annual salary system, a regional-based employee remuneration system and an alternative payment system under which employees can receive retirement and fringe benefits up front as an addition to their semiannual bonuses. During the last few years, the Company and its several subsidiaries have also implemented special early retirement programs for employees who wished to pursue careers outside Matsushita. For a quarter century, Matsushita has not experienced any major labor strikes or disputes. Matsushita considers its labor relations to be excellent.

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 29, 2005. The total is 17,854,225 shares constituting 0.79% of all outstanding shares of the Company’s common stock.

Name	Position	Number of Matsushita Shares Owned as of June 29, 2005

Yoichi Morishita	Chairman of the Board of Directors	89,568
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,913,351
Kunio Nakamura	President and Director	39,000
Kazuo Toda	Executive Vice President and Director	26,299
Takami Sano	Executive Vice President and Director	23,923
Susumu Koike	Senior Managing Director	20,562
Fumio Ohtsubo	Senior Managing Director	21,000
Tetsuya Kawakami	Senior Managing Director	13,057
Yoshitaka Hayashi	Senior Managing Director	16,798
Hidetsugu Otsuru	Managing Director	20,000
Toshihiro Sakamoto	Managing Director	12,278
Takahiro Mori	Managing Director	9,060
Shinichi Fukushima	Managing Director	8,005
Ikuo Uno	Director	0
Yoshifumi Nishikawa	Director	0
Masaki Akiyama	Director	12,884
Mikio Ito	Director	6,000
Ikusaburo Kashima	Director	3,000
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor	9,598,637
Kazumi Kawaguchi	Senior Corporate Auditor	11,803
Yukio Furuta	Senior Corporate Auditor	6,000
Yasuo Yoshino	Corporate Auditor	3,000
Ikuo Hata	Corporate Auditor	0

Total		17,854,225

At the ordinary general meeting of shareholders held in June 1999, the shareholders approved a stock option plan for Board members and select senior executives. The then 32 Directors on the Board and four select senior executives were granted stock options at a price of 2,476 yen per share, exercisable from July 1, 2001 to June 30, 2005, ranging from 2,000 to 10,000 shares of common stock each. For this purpose, the Company in early August 1999 purchased on the TSE a total of 116,000 shares of common stock with an aggregate purchase price of approximately 287 million yen.

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

In June 2002, the Company obtained approval at the ordinary general meeting of shareholders regarding the issue of stock acquisition rights as stock options for Board members and select senior executives, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. Upon the shareholders’ approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 116 stock acquisition rights, each representing a stock option to purchase 1,000 shares of common stock of the Company, to the then 27 Directors on the Board and eight select senior executives. The stock acquisition rights are exercisable during the period from July 1, 2004 through June 30, 2008. The amount to be paid by qualified persons upon exercise of each stock acquisition right is set at 1,734 yen per share of common stock, which was calculated by a formula approved by shareholders at the said ordinary general meeting of shareholders.

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

(For more details, see Note 12 of the Notes to Consolidated Financial Statements.)

(2)	The full-time employees of Matsushita Electric Industrial Co., Ltd. and its major subsidiaries in Japan are eligible to participate in the Matsushita Electric Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company had uniformly provided a 10% subsidy on top of any funds employees contribute to the Association. However, from July 2004 the Company started to provide the subsidy in proportion to the number of points that each employee selects to exchange within certain limitations under the “Cafeteria Plan,” the Company’s new flexible benefit plan. Under the Cafeteria Plan, each employee is allotted a certain number of points based on prescribed standards, which he or she may exchange for various benefits, including the Company’s subsidy for contributions to the Association, subsidies for rental housing, subsidies for asset building savings, educational assistance, hotel accommodations, etc. As of March 31, 2005, the Association owned 38,358 thousand shares of the Company’s common stock constituting 1.56% of all outstanding shares of the Company’s common stock.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, except as discussed below, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued.

As explained in Section B of Item 10, the Securities and Exchange Law of Japan and regulations thereunder (collectively, “SEL”) requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days (or in the case of certain financial institutions prescribed by SEL, within certain longer periods prescribed by SEL) a report concerning such shareholdings. The Company is aware of the July 14, 2005 filing by Dodge & Cox (an investment advisory company), stating that, as of the end of June 2005, Dodge & Cox and its affiliates owned, beneficially or of record, 5.41% in total of the issued shares of the Company’s common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

The shareholders that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2005 were Japan Trustee Services Bank, Ltd. (trust account) and The Master Trust Bank of Japan, Ltd. (trust account), which are securities processing services companies. The Company understands that these shareholders are not the beneficial owners of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership by these shareholders. The ten largest shareholders of record and their share holdings as of the end of the last fiscal year are as follows:

Name	Share ownership (in thousands of shares)	Percentage of total issued shares
Japan Trustee Services Bank, Ltd. (trust account)	144,417	5.88%
The Master Trust Bank of Japan, Ltd. (trust account)	139,872	5.70
Moxley & Co.	120,802	4.92
Sumitomo Mitsui Banking Corporation	99,543	4.05
Nippon Life Insurance Co.	66,303	2.70
Sumitomo Life Insurance Co.	50,212	2.04
State Street Bank and Trust Co. 505103	41,072	1.67
Matsushita Electric Employee Shareholding Association	38,358	1.56
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
Euroclear Bank S.A/N.V.	26,523	1.08

(2)	As of March 31, 2005, approximately 13.30% of the Company’s common stock was owned by 160 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 4.92% of the total common stock.

(3)	Matsushita is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

B.	Related Party Transactions

Matsushita is not a party to any related party transactions that are required to be disclosed under Item 7.B of Form 20-F.

C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

(1)	Consolidated Statements

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

There are some legal actions and administrative investigations against Matsushita. Management is of the opinion that damages, based on the information currently available, if any, resulting from these actions will not have a material effect on Matsushita’s results of operations or financial position.

(3)	Dividend Policy

Since its founding, Matsushita has consistently regarded returning profits to shareholders as a key management priority. Historically, Matsushita has maintained stable levels of cash dividends. Then, in fiscal 2005, the Company reassessed this policy and in line with growth strategies outlined in the Leap Ahead 21 plan, decided to proactively return profits to shareholders taking into consideration consolidated business performance. Specifically, the Company will provide shareholder return in the form of cash dividends and share repurchases, with due consideration to the level of cash flows. With respect to dividends, Matsushita will pursue steady and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the Company’s financial condition. As for share repurchases, the Company aims to achieve reductions in the total number of outstanding shares, in effect, in an effort to raise shareholder value on a per-share basis. Based on this new policy, in fiscal 2005 the Company increased annual cash dividends to 15.00 yen consisting of an interim dividend of 7.50 yen per share and a year-end cash dividend of 7.50 yen per share that was approved at the ordinary general meeting of shareholders held on June 29, 2005.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The primary market for the Company’s common stock (Common Stock) is the Tokyo Stock Exchange (TSE). The Common Stock is traded on the First Section of the TSE and is also listed on two other stock exchanges (Osaka and Nagoya) in Japan. In addition, the Company’s Common Stock is listed on the Euronext Amsterdam Stock Exchange in the form of original Common Stock of the Company, and on the Frankfurt Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on and traded in the NYSE in the form of American Depositary Receipts (ADRs). There may from time to time be a differential between the Common Stock’s price on exchanges outside the United States and the market price of ADSs in the United States.

Matsushita delisted its shares from two stock exchanges (Fukuoka and Sapporo) in Japan in January 2004, Dusseldorf Stock Exchange in February 2004, the Pacific Exchange in March 2004 and Euronext Paris Stock Exchange in April 2004.

ADRs were originally issued pursuant to a Deposit Agreement dated as of April 28, 1970, as amended from time to time (Deposit Agreement), among the Company, the Depositary for ADRs, and the holders of ADRs. The current Depositary for ADRs is JPMorgan Chase Bank, N.A., which succeeded to this business from Morgan Guaranty Trust Company of New York upon their merger. Effective December 11, 2000, Matsushita again revised its ADR Deposit Agreement and executed a 10:1 ADS ratio change. As a result, one ADS now represents one share of Common Stock. ADRs evidence ADSs that represent the underlying Common Stock deposited under the Deposit Agreement with Sumitomo Mitsui Banking Corporation, as agent of the Depositary.

The following table sets forth for the periods indicated the reported high and low closing prices of the Company’s Common Stock on the TSE, and the reported high and low closing composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
2001	3,180	1,994	29.90	16.30
2002	2,325	1,408	19.15	11.33
2003	1,780	1,011	14.47	8.53
2004	1,648	875	15.57	7.33
2005	1,685	1,385	16.05	12.72

2004
1st quarter	1,189	875	10.05	7.33
2nd quarter	1,580	1,210	13.68	10.19
3rd quarter	1,529	1,322	14.06	12.21
4th quarter	1,648	1,494	15.57	13.95

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low

2005
1st quarter	1,685	1,452	15.80	12.72
2nd quarter	1,550	1,385	14.22	12.72
3rd quarter	1,626	1,462	16.05	13.62
4th quarter	1,629	1,512	15.84	14.43

2006
1st quarter	1,695	1,520	15.60	14.31

Most recent 6 months	High	Low	High	Low
February 2005	1,590	1,512	15.23	14.43
March 2005	1,584	1,549	15.16	14.45
April 2005	1,631	1,520	15.07	14.31
May 2005	1,651	1,576	15.36	14.70
June 2005	1,695	1,610	15.60	15.10
July 2005	1,832	1,681	16.22	15.12

*	The prices of ADSs are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points. The prices of ADSs, prior to the December 11, 2000 ADS ratio change, have been restated on the current basis that each ADS represents one share of Common Stock.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of this Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Directors

Each Director (excluding an outside Director) has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The maximum total amount of remuneration to Directors and that to Corporate Auditors must be, and accordingly has been, approved at a general meeting of shareholders. The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum amount of compensation. Within such authorized amounts the amount of remuneration for each Director is determined by the Company’s Representative Director who is delegated to do so by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their own compensation or retirement age, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), or requirements to hold any shares of Common Stock of the Company. The Commercial Code requires the resolution of the Board of Directors in specific circumstances, e.g. for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees and to establish, change or abolish material corporate organizations such as a branch office. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company to borrow a large amount of money or to give a guarantee in a large amount. There is no statutory requirement as to what constitutes a “large” amount in these contexts. However, it has been the general practice of the Company’s Board of Directors to adopt a resolution for a borrowing in an amount not less than 10 billion yen or its equivalent.

Common Stock

General

Except as otherwise stated, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

A bill to modernize and make overall amendments to the Commercial Code by replacing the current provisions with regard to corporations with a new company law (the “New Company Law”) was enacted on June 29, 2005. The New Company Law will come into effect within one year and a half after its promulgation, and currently, it is expected that the New Company Law and other related laws and ordinances will take effect in the Spring of 2006. Descriptions of the New Company Law are made below to the extent necessary or appropriate in the context and are not intended to constitute a complete analysis of the New Company Law.

Under the Commercial Code, generally, shares may be transferred only by delivering share certificates.

In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders, in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of the Company, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Authorized capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is four billion nine hundred and fifty million (4,950,000,000) shares.

As of March 31, 2005, 2,453,053,497 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

Dividends

Dividends – General

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that year-end dividends, if any, shall be paid to its shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for year-end dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval at the ordinary general meeting of shareholders, which is normally held in June each year.

Under the New Company Law, subject to certain limitations on the distributable surplus as described below, a joint stock corporation may pay dividends, if any, to its shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth by its articles of incorporation or as determined by its board of directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash or in kind. In distributing dividends, it may determine the kind of assets to be distributed, the book value of such assets, matters regarding allocation of such assets, and the effective date of such dividends, by a resolution of a general meeting of shareholders. However, it may generally determine such matters by a resolution of its board of directors if (a) its articles of incorporation so provide, (b) the term of its directors is set to be until the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after such Director’s assumption of office, and (c) certain requirements regarding its financial statements and certain documents as set forth in an ordinance of the Ministry of Justice are met; provided, however, that when it is to make in-kind dividends without giving shareholders the right to request payment of cash dividends in lieu of in-kind dividends, it shall determine such matters by a special shareholders resolution (as defined in “—Voting Rights”). When it makes payment of dividends, it shall allocate such dividends in proportion to the number of shares of any specific class held by each shareholder.

Dividends – Interim cash dividends

In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code and Article 36 of the Articles of Incorporation (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without the shareholders’ approval, but subject to the limitations described in subsequent sections.

Under the New Company Law, notwithstanding the necessity of obtaining approval of the general meeting of shareholders in general under the New Company Law as described above, a joint stock corporation is allowed to make payment of interim dividends during a fiscal year by way of distribution of surplus by resolution of its board of directors; provided, however, that such payment of interim dividends shall be limited to cash dividends and also limited to once per fiscal year.

Dividends – Legal reserve

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

The New Company Law provides that when a joint stock corporation makes a distribution of surplus, it shall set aside in its capital surplus or legal reserve an amount equal to 10% of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.

Dividends – Distributable amount

Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets, as appearing on its non-consolidated balance sheet as at the end of the preceding fiscal year, over the aggregate of:

(i)	its stated capital;

(ii)	its capital surplus;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	such other amounts as provided for by an ordinance of the Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company’s accounts in the same manner as year-end dividends, but adjusted to reflect; (a) the legal reserve to be set aside in respect of such interim dividends; (b) any subsequent payment by way of appropriation of retained earnings; (c) any subsequent transfer of retained earnings to stated capital; (d) if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders or a Board of Directors, to purchase shares of its Common Stock (see “Item 10.B. Memorandum and Articles of Association–Common Stock–Acquisition by the Company of its Common Stock”), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by the Company; and (e) such other amounts as are set out in an ordinance of the Ministry of Justice, provided that (x) if the Company reduces its stated capital, capital surplus or accumulated legal reserve after the end of the preceding fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in an ordinance of the Ministry of Justice, shall be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid when the net assets amount on the balance sheet at the end of the fiscal year is likely to fall below the total of the amounts referred to in (i) through (v) above.

Under the New Company Law, a joint stock corporation is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus. Under the New Company Law, the Distributable Amount would include amounts gained or incurred as a result of certain events occurring after the end of the last fiscal year. In addition, under the New Company Law, a joint stock corporation will be permitted to prepare extraordinary financial statements (“Extraordinary Financial Statements”) as of a certain date during the fiscal year immediately after the last fiscal year (the “Extraordinary Account Settlement Date”) which must be audited by its corporate auditors and accounting auditors and approved by its board of directors and, in certain cases, its general meeting of shareholders. Once the Extraordinary Financial Statements are so audited and approved, it can make adjustments to the Distributable Amount by adding net income or by deducting loss for the period after the end of the last fiscal year until the Extraordinary Account Settlement Date.

The amount of surplus of a joint stock corporation at any given time shall be the amount of its assets and the book value of its treasury stock after subtracting the amounts of the following items (1) through (4) as they appear on its non-consolidated balance sheet as at the end of the last fiscal year, and after reflecting the changes in its surplus after the end of the last fiscal year, by adding the amounts of the following items (5), (6) and (7) and/or subtracting the amounts of the following items (8), (9) and (10):

(1)	its liabilities;

(2)	its stated capital;

(3)	its capital surplus and accumulated legal reserve;

(4)	other amounts as provided for by an ordinance of the Ministry of Justice;

(5)	(if it transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after subtracting the book value thereof;

(6)	(if it decreased its stated capital after the end of the last fiscal year) the amount of decrease in its stated capital (excluding the amount transferred to the capital surplus or legal reserve);

(7)	(if it decreased its capital surplus or legal reserve after the end of the last fiscal year) the amount of decrease in its capital surplus or legal reserve (excluding the amount transferred to the stated capital);

(8)	(if it cancelled its treasury stock after the end of the last fiscal year) the book value of its treasury stock so cancelled;

(9)	(if it distributed surplus to shareholders after the end of the last fiscal year) the assets distributed to shareholders by way of such distribution of surplus; and

(10)	other amounts as provided for by an ordinance of the Ministry of Justice.

The Distributable Amount of a joint stock corporation at any given time shall be the aggregate amount of (a) the surplus, (b) (if it prepares Extraordinary Financial Statements) the amount of profit as recorded for the period after the end of the last fiscal year until the Extraordinary Account Settlement Date as provided for in an ordinance of the Ministry of Justice and (c) (if it prepares Extraordinary Financial Statements) the transfer price of its treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of its treasury stock;

(2)	(if it transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock;

(3)	(if it prepares Extraordinary Financial Statements) the losses as recorded for the period after the end of the last fiscal year until the Extraordinary Account Settlement Date as provided for in an ordinance of the Ministry of Justice; and

(4)	other amounts as provided for by an ordinance of the Ministry of Justice.

Dividends – Ex-dividend date and prescription

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

Stock splits

The Company may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may in principle amend its Articles of Incorporation to increase the number of authorized shares to be issued in proportion to the relevant stock split pursuant to a resolution of the Board of Directors rather than a special shareholders resolution (as defined in “—Voting Rights”) as is otherwise required for amending the Articles of Incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect, the Company must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. After the New Company Law becomes effective, no such notice to each shareholder is required.

Consolidation of Shares

The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “—Voting Rights”). When a consolidation of shares is to be made, the Company must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to the Company for exchange. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.

General meeting of shareholders

The ordinary general meeting of shareholders of the Company for each fiscal year is normally held in June in each year in Kadoma-shi, Osaka, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for exercising voting rights at the ordinary general meeting of shareholders is March 31 of each year.

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

Under the New Company Law, any of minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if the articles of incorporation of a joint stock corporation so provide.

Voting rights

So long as the Company maintains the unit share system (see “Item 10.B. Memorandum and Articles of Association – Common Stock – Unit share system” below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. A corporate shareholder, more than one-quarter of whose total voting rights are directly or indirectly owned by the Company (or, when the New Company Law becomes effective, management of which is being controlled in substance by the Company as provided for by an ordinance of the Ministry of Justice) may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code (or, when the New Company Law becomes effective, the New Company Law) and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Commercial Code (or, when the New Company Law becomes effective, the New Company Law) and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party;

(2)	consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a Director or Corporate Auditor (when the New Company Law becomes effective, the removal of a board member who is elected by cumulative voting);

(5)	the exemption of liability of a Director or Corporate Auditor with certain exceptions;

(6)	a reduction of stated capital (when the New Company Law becomes effective, with certain exceptions in which a shareholders’ resolution is not required);

(7)	(when the New Company Law becomes effective) a distribution of in-kind dividends which meets certain requirements;

(8)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(11)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(12)	separating of the corporation into two or more corporations with certain exceptions in which a shareholders’ resolution is not required,

the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to American Depositing Receipts (ADRs) evidencing American Depositing Shares (ADSs), each ADS representing one share of Common Stock of the Company, as soon as practicable after receipt of notice of any meeting of shareholders of the Company, the Depositary (currently JPMorgan Chase Bank, N.A.) will mail to the record holders of ADRs a notice which will contain the information in the notice of the meeting. The record holders of ADRs on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of the Company represented by their ADSs. The Depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of the Company represented by such ADSs in accordance with such instructions. In the absence of such instructions, the Depositary has agreed to give a discretionary proxy to a person designated by the Company to vote in favor of any proposals or recommendations of the Company. However, such proxy may not be given with respect to any matter which the Company informs the Depositary that the Company does not wish such proxy given, or for any proposal that has, in the discretion of the Depositary, a materially adverse effect on the rights of shareholders of the Company.

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

Acquisition by the Company of its Common Stock

The Company may acquire its own shares: (a) through a stock exchange on which such shares are listed or by way of tender offer, pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors; (b) by purchase from a specific party other than a subsidiary of the Company, pursuant to a special shareholders resolution of an ordinary general meeting of shareholders; or (c) by purchase from a subsidiary of the Company, pursuant to a resolution of the Board of Directors.

Under the New Company Law, a joint stock corporation will be able to obtain the approval of the acquisition of its own shares at its extraordinary general meeting of shareholders as well as at its ordinary general meeting of shareholders in the cases of (a) and (b) above.

If shares are purchased by the Company pursuant to a resolution of the Board of Directors in the case of (a) above, then the reason for the purchase, as well as the kind, number and aggregate purchase price of such shares must be reported to the shareholders at the ordinary general meeting of shareholders to be held immediately after such purchase of shares. When the proposal for such acquisition by the Company from a specific party other than a subsidiary of the Company is submitted to an ordinary general meeting of shareholders, any other shareholder may make a written request to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. However, under the New Company Law, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase.

Any such acquisition of shares must satisfy the requirements under the Commercial Code. In the case of the acquisition by the Company of its own shares pursuant to an ordinary resolution of an ordinary general meeting of shareholders, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account a reduction, if any, of the stated capital, capital surplus or legal reserve (if such reduction of the stated capital, capital surplus or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred from retained earnings to stated capital. If the Company purchases shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, capital surplus and other items as described in (i) through (v) to “Dividends – Distributable amount” above, the Company may not acquire such shares.

Under the New Company Law, the restriction on the source of funds for the acquisition by a joint stock corporation of its own shares will be integrated into those for the distribution of surplus to the shareholders. See “Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Dividends.”

Shares acquired by the Company may be held for any period or may be cancelled by a resolution of the Board of Directors. The Company may also transfer such shares to any person, subject to a resolution of the Board of Directors and to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

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

Except for the general limitations under Japanese anti-trust and anti-monopoly regulations against holding of shares of common stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is practically no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Common Stock or ADSs that, for U.S. federal income tax purposes, is:

(i)	a citizen or individual resident of the United States;

(ii)	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States, any State, or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

(iv)	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

(i)	is a resident of the United States for purposes of the Treaty;

(ii)	does not maintain a permanent establishment in Japan (a) with which shares of Common Stock or ADSs are effectively connected or (b) of which shares of Common Stock or ADSs form part of the business property; and

(iii)	is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of Common Stock or ADSs.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than national income taxation, inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of owning and disposing of shares of Common Stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In general, taking into account the earlier assumption, for purposes of the Treaty and for U.S. federal income and Japanese income tax purposes, beneficial owners of ADRs evidencing ADSs will be treated as the owners of the shares of Common Stock represented by those ADSs, and exchanges of shares of Common Stock for ADRs, and exchanges of ADRs for shares of Common Stock, will not be subject to U.S. federal income tax or Japanese income tax.

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

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on the Company’s shares of Common Stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before such payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the Company’s fiscal year-end or semi-fiscal year-end) to the Japanese tax authorities. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but do not follow the required procedures as stated above.

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any dividends received by a U.S. Holder (before reduction for Japanese withholding taxes) to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. Dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the U.S. Holders held the shares of Common Stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the shares of Common Stock or ADSs generally will be qualified dividend income. The U.S. Holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to the U.S. Holder when the U.S. Holder, in the case of shares of Common Stock, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend the U.S. Holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares of Common Stock or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on the U.S. Holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of Common Stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Common Stock or ADSs is greater than 1 year. Long-term capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15%. Any such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Passive foreign investment company considerations

The Company believes that shares of Common Stock and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were to be treated as a PFIC (unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares of Common Stock or ADSs), gain realized on the sale or other disposition of shares of Common Stock or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares of Common Stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, shares of Common stock or ADSs will be treated as stock in a PFIC if the Company were a PFIC at any time during the U.S. Holder’s holding period in the shares of Common Stock or ADSs. Dividends that such U.S. Holder receives from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is treated as a PFIC with respect to such U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F.	Dividends and Paying Agents

Not applicable

G.	Statement by Experts

Not applicable

H.	Documents on Display

According to the Securities Exchange Act of 1934, as amended, Matsushita is subject to the requirements of informational disclosure. Matsushita files various reports and other information, including its annual report on Form 20-F, with the U.S. Securities and Exchange Commission. These reports and other information may be inspected at the public reference room at the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549. You can also obtain a copy of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330.

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

Maturities, costs and fair values of available-for-sale securities were as follows at March 31, 2005 and 2004:

	Yen (millions)
	2005		2004
	Cost	Fair value	Cost	Fair value
Due within one year	11,978	11,978	2,683	2,684
Due after one year through five years	79,841	80,008	18,325	18,300
Due after five years through ten years	10,261	10,378	—	—
Equity securities	228,202	392,903	217,470	398,425

	330,282	495,267	238,478	419,409

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar and euro revenues, at March 31, 2005 and 2004. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2005		2004
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	317,506	(3,122)	398,782	9,446
To buy foreign currencies	200,705	1,643	205,039	(469)
Options purchased to sell foreign currencies	29,981	61	44,886	746
Options written to sell foreign currencies	—	—	29,046	(455)
Cross currency swaps	16,879	123	14,914	227

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of electronic components and devices. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures, at March 31, 2005 and 2004.

	Yen (millions)
	2005		2004
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures:
To sell commodity	31,978	(2,832)	14,915	(1,223)
To buy commodity	75,824	12,554	52,888	5,709

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable-paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates at March 31, 2005 and 2004. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts.

Long-term debt, including current portion:

		Yen (millions)
		Carrying amount and maturity date (as of March 31, 2005)
	Average interest rate	Total	2006	2007	2008	2009	2010	There- after	Fair value
Japanese yen convertible bonds	0.9%	86,411	86,411						87,197
Straight bonds	1.3%	200,084		100,084				100,000	207,364
Straight bonds issued by subsidiaries	1.3%	116,583	36,583	20,000	10,000	30,000		20,000	119,093
Unsecured yen loans from banks and insurance companies	0.5%	306,146	122,268	82,987	56,202	36,379	6,946	1,364	305,400

Total		709,224	245,262	203,071	66,202	66,379	6,946	121,364	719,054

		Yen (millions)
		Carrying amount and maturity date (as of March 31, 2004)
	Average interest rate	Total	2005	2006	2007	2008	2009	There- after	Fair value
Japanese yen convertible bonds	0.9%	27,496	10,968	16,528					28,272
Straight bonds	1.0%	300,135	100,086		100,049			100,000	306,210
Straight bonds issued by subsidiaries	1.8%	46,364		16,364	20,000	10,000			47,633
Unsecured yen loans from banks and insurance companies	0.5%	293,732	101,623	85,928	59,998	30,616	15,083	484	292,112

Total		667,727	212,677	118,820	180,047	40,616	15,083	100,484	674,227

Interest rate swaps:

		Yen (millions)
		Notional amount and maturity date (as of March 31, 2005)
Average receive rate	Average pay rate	2006	2007	2008	2009	2010	There- after	Fair value
0.87%	JPY6M LIBOR + 0.40%		15,000					84

		Notional amount and maturity date (as of March 31, 2004)
Average receive rate	Average pay rate	2005	2006	2007	2008	2009	There- after	Fair value
0.42%	JPY6M LIBOR + 0.21%	100,000						86
0.87%	JPY6M LIBOR + 0.40%			15,000				49

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2005. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Matsushita’s Board of Corporate Auditors has determined that Kazumi Kawaguchi, a Senior Corporate Auditor of Matsushita, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F.

Item 16B.	Code of Ethics

Matsushita has adopted a Code of Ethics applicable to the Chief Executive Officer, the Chief Financial Officer and other Executive Officers. The Code of Ethics is attached as an exhibit to the annual report for the fiscal year ended March 31, 2004 on Form 20-F. [incorporated by reference to the annual report on Form 20-F (File No. 1-06784) filed on September 13, 2004]

Item 16C.	Principal Accountant Fees and Services

Fees and services by the Company’s principal accountant

The following table shows the aggregate fees accrued or paid to KPMG AZSA & Co. and its member firms (KPMG), the Company’s principal accountant for the years ended March 31, 2005 and 2004:

	Yen (millions)
	2005	2004
Audit fees	1,579	1,195
Audit-related fees	211	242
Tax fees	352	465
All other fees	27	15

Total	2,169	1,917

Audit fees are fees for professional services for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Audit-related fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit fees category, such as assistance in review of internal controls related to the Sarbanes-Oxley Act of 2002, due diligence and issuance of certificated documents. Tax fees are fees for professional services rendered mainly for tax compliance, tax advice, tax consulting associated with international transfer prices and expatriate employee tax services. All other fees are fees for those services not reported under the Audit fees, Audit-related fees, and Tax fees categories, such as professional advices related to environmental regulations.

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

The following table sets forth, for each of the months indicated, the total number of shares purchased by or on behalf of the Company or any affiliated purchaser, the average price paid per share, the number of shares purchased as part of the repurchase plan announced on August 27, 2004 as described above and the maximum number of shares or approximate Japanese Yen value that may yet be purchased under the plans or programs.

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan (Shares)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plan (Shares)
April 1 - 30, 2004	119,044	1,625	—	—
May 1 - 31, 2004	65,732	1,537	—	—
June 1 - 30, 2004	68,439	1,526	—	—
July 1 - 31, 2004	169,320	1,497	—	—
August 1 - 31, 2004	103,338	1,448	—	80,000,000
September 1 - 30, 2004	14,042,527	1,499	13,334,000	66,666,000
October 1 - 31, 2004	6,730,370	1,522	6,570,000	60,096,000
November 1 - 30, 2004	13,287,621	1,535	13,026,000	47,070,000
December 1 - 31, 2004	10,173,574	1,545	9,712,000	37,358,000
January 1 - 31, 2005	6,451,439	1,592	6,279,000	31,079,000
February 1 - 28, 2005	9,675,632	1,567	9,570,000	21,509,000
March 1 - 31, 2005	122,549	1,566	—	21,509,000

Total	61,009,585	1,538	58,491,000

On August 27, 2004, the Company announced that the Board of Directors resolved to repurchase its own shares, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan as follows:

Class of shares	:	Common stock
Aggregate number of repurchaseable shares	:	Up to 80 million shares
Aggregate repurchase amount	:	Up to 100 billion yen
Period of repurchase	:	Between August 30, 2004 and late March 2005

On September 29, 2004, the Company repurchased its own shares from MEW, a consolidated subsidiary of the Company in conformity with provisions of Article 211-3, Paragraph 1, Item 1 of the Japanese Commercial Code. The details of the share repurchase are as follows:

Class of shares	:	Common stock
Aggregate number of shares to be repurchased	:	574,922 shares
Aggregate repurchase amount	:	845,710,262 yen

Under the Commercial Code of Japan, a holder of shares constituting less than one full unit may require Matsushita to purchase such shares at their market value (see “Common Stock—Unit share system” in Section B of Item 10). During the year ended March 31, 2005, Matsushita purchased 1,872,663 shares for a total purchase price of 2,885,356,887 yen upon such requests from holders of shares constituting less than one full unit.

The Directors, Corporate Auditors, Executive Officers and Executive Counsellors in Japan are eligible to participate in the Matsushita Electric Directors and Executive Officers Shareholding Association, which is an affiliated purchaser, and the Association purchases shares of the Company’s common stock on their behalf. During the year ended March 31, 2005, the Association purchased 71,000 shares for a total purchase price of 108,526,000 yen.

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

Schedule for the years ended March 31, 2005, 2004 and 2003:

Schedule II Valuation and Qualifying Accounts and Reserves for the years ended March 31, 2005, 2004 and 2003	169

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG AZSA & Co.

Osaka, Japan

May 18, 2005

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and 2004

	Yen (millions)
Assets	2005	2004
Current assets:
Cash and cash equivalents (Note 9)	1,169,756	1,275,014
Time deposits (Note 9)	144,781	170,047
Short-term investments (Notes 5 and 18)	11,978	2,684
Trade receivables (Notes 6 and 9):
Related companies (Note 4)	17,612	15,071
Notes	107,258	62,762
Accounts	1,170,704	1,037,707
Allowance for doubtful receivables	(43,836)	(47,873)

Net trade receivables	1,251,738	1,067,667

Inventories (Notes 3 and 9)	893,425	777,540
Other current assets (Notes 7, 11 and 18)	558,854	482,025

Total current assets	4,030,532	3,774,977

Noncurrent receivables (Note 6)	246,201	280,398

Investments and advances (Notes 5 and 18):
Associated companies (Note 4)	166,955	372,732
Other investments and advances	979,550	864,695

Total investments and advances	1,146,505	1,237,427

Property, plant and equipment (Notes 6 and 7):
Land	393,635	251,419
Buildings	1,665,243	1,253,350
Machinery and equipment	3,087,155	2,705,251
Construction in progress	84,139	46,037

	5,230,172	4,256,057
Less accumulated depreciation	3,572,092	3,046,555

Net property, plant and equipment	1,658,080	1,209,502

Other assets:
Goodwill (Notes 2 and 8)	461,912	418,907
Intangible assets (Notes 2 and 8)	101,585	73,099
Other assets (Notes 10 and 11)	412,066	443,702

Total other assets	975,563	935,708

	8,056,881	7,438,012

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and 2004

	Yen (millions)
Liabilities and Stockholders’ Equity	2005	2004
Current liabilities:
Short-term borrowings, including current portion of long-term debt (Notes 6, 9 and 18)	385,474	290,208
Trade payables:
Related companies (Note 4)	30,121	41,325
Notes	37,099	36,162
Accounts	798,799	707,247

Total trade payables	866,019	784,734

Accrued income taxes (Note 11)	47,916	44,179
Accrued payroll	145,871	141,932
Other accrued expenses (Note 19)	789,999	696,741
Deposits and advances from customers	92,089	83,798
Employees’ deposits	118,441	124,800
Other current liabilities (Notes 11 and 18)	383,082	403,394

Total current liabilities	2,828,891	2,569,786

Noncurrent liabilities:
Long-term debt (Notes 6, 9 and 18)	477,143	460,639
Retirement and severance benefits (Note 10)	597,163	801,199
Other liabilities (Note 11)	113,491	26,697

Total noncurrent liabilities	1,187,797	1,288,535

Minority interests	495,941	128,115

Stockholders’ equity:
Common stock (Note 12):
Authorized - 4,950,000,000 shares Issued - 2,453,053,497 shares (2,453,053,497 shares in 2004)	258,740	258,740
Capital surplus (Note 12)	1,230,701	1,230,476
Legal reserve (Note 12)	87,838	83,175
Retained earnings (Note 12)	2,461,071	2,442,504
Accumulated other comprehensive income (loss) (Notes 5, 10, 13 and 17):
Cumulative translation adjustments	(245,642)	(282,287)
Unrealized holding gains of available-for-sale securities	72,608	88,104
Unrealized gains of derivative instruments	6,403	6,676
Minimum pension liability adjustments	(71,746)	(211,995)

Total accumulated other comprehensive income (loss)	(238,377)	(399,502)

Treasury stock, at cost (Note 12):
194,695,787 shares (134,645,885 shares in 2004)	(255,721)	(163,817)

Total stockholders’ equity	3,544,252	3,451,576

Commitments and contingent liabilities (Note 19)

	8,056,881	7,438,012

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2005, 2004 and 2003

	Yen (millions)
	2005	2004	2003
Revenues, costs and expenses:
Net sales:
Related companies (Note 4)	192,489	179,270	150,920
Other	8,521,147	7,300,474	7,250,794

Total net sales	8,713,636	7,479,744	7,401,714
Cost of sales (Notes 4 and 16)	(6,176,046)	(5,313,065)	(5,323,605)
Selling, general and administrative expenses (Note 16)	(2,229,096)	(1,971,187)	(1,951,538)

Interest income	19,490	19,564	22,267
Dividends received	5,383	5,475	4,506
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance (Note 10)	31,509	72,228	—
Other income (Notes 5, 6, 16 and 17)	82,819	59,544	64,677
Interest expense	(22,827)	(27,744)	(32,805)
Other deductions (Notes 4, 5, 7, 8, 15, 16 and 17)	(177,955)	(153,737)	(116,300)

Income before income taxes	246,913	170,822	68,916

Provision for income taxes (Note 11):
Current	96,529	77,375	51,704
Deferred	56,805	21,160	19,572

	153,334	98,535	71,276

Income (loss) before minority interests and equity in losses of associated companies	93,579	72,287	(2,360)

Minority interests	27,719	19,618	5,505

Equity in losses of associated companies (Note 4)	(7,379)	(10,524)	(11,588)

Net income (loss)	58,481	42,145	(19,453)

	Yen
Net income (loss) per share of common stock (Note 14):
Basic	25.49	18.15	(8.70)
Diluted	25.49	18.00	(8.70)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2005, 2004 and 2003

	Yen (millions)
	2005	2004	2003
Common stock (Notes 12 and 16):
Balance at beginning of year	258,740	258,738	258,737
Issuance of common stock for conversion of bonds	—	2	1

Balance at end of year	258,740	258,740	258,738

Capital surplus (Notes 12 and 16):
Balance at beginning of year	1,230,476	1,219,686	682,848
Issuance of common stock for conversion of bonds	—	2	1
Treasury stock provided for conversion of bonds	—	4,209	—
Stock issued under exchange offering (Note 2)	—	6,579	537,487
Sale of treasury stock	225	—	—
Capital transactions by consolidated and associated companies	—	—	(650)

Balance at end of year	1,230,701	1,230,476	1,219,686

Legal reserve (Note 12):
Balance at beginning of year	83,175	80,700	82,647
Transfer from (to) retained earnings	4,663	2,475	(1,947)

Balance at end of year	87,838	83,175	80,700

Retained earnings (Note 12):
Balance at beginning of year	2,442,504	2,432,052	2,470,356
Net income (loss)	58,481	42,145	(19,453)
Cash dividends	(35,251)	(29,218)	(20,798)
Transfer from (to) legal reserve	(4,663)	(2,475)	1,947

Balance at end of year	2,461,071	2,442,504	2,432,052

Accumulated other comprehensive income (loss) (Note 13):
Balance at beginning of year	(399,502)	(705,642)	(154,543)
Other comprehensive income (loss), net of tax	161,125	306,140	(551,099)

Balance at end of year	(238,377)	(399,502)	(705,642)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2005, 2004 and 2003

	Yen (millions)
	2005	2004	2003
Treasury stock (Note 12):
Balance at beginning of year	(163,817)	(107,134)	(92,185)
Treasury stock acquired due to acquisition of additional shares of newly consolidated subsidiaries (Note 2)	(124)	—	—
Repurchase of common stock	(92,879)	(69,394)	(115,770)
Stock exchanged under exchange offering (Note 2)	—	—	100,821
Sale of treasury stock	1,099	—	—
Conversion of bonds	—	12,711	—

Balance at end of year	(255,721)	(163,817)	(107,134)

Disclosure of comprehensive income (loss) (Note 13):
Net income (loss)	58,481	42,145	(19,453)
Other comprehensive income (loss), net of tax:
Translation adjustments	36,645	(121,163)	(106,003)
Unrealized holding gains (losses) of available-for-sale securities	(15,496)	106,186	(68,894)
Unrealized gains (losses) of derivative instruments	(273)	7,766	(1,218)
Minimum pension liability adjustments	140,249	313,351	(374,984)

Total comprehensive income (loss)	219,606	348,285	(570,552)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2005, 2004 and 2003

	Yen (millions)
	2005	2004	2003
Cash flows from operating activities (Note 16):
Net income (loss)	58,481	42,145	(19,453)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	325,465	278,177	302,141
Net gain on sale of investments	(31,399)	(11,327)	(93)
Provision for doubtful receivables	4,963	3,154	17,621
Deferred income taxes	56,805	21,160	19,572
Write-down of investment securities (Notes 4 and 5)	16,186	52,492	52,611
Impairment loss on long-lived assets (Notes 7 and 8)	29,519	11,666	2,375
Minority interests	27,719	19,618	5,505
(Increase) decrease in trade receivables	61,207	35,248	(72,604)
(Increase) decrease in inventories	84,405	(37,016)	82,573
(Increase) decrease in other current assets	14,649	13,450	27,996
Increase (decrease) in trade payables	(74,276)	87,226	162,378
Increase (decrease) in accrued income taxes	(3,422)	12,254	4,960
Increase (decrease) in accrued expenses and other current liabilities	(10,736)	10,782	79,252
Increase (decrease) in retirement and severance benefits	(99,499)	(67,332)	16,622
Other	18,368	17,435	16,861

Net cash provided by operating activities	478,435	489,132	698,317

Cash flows from investing activities (Note 16):
Proceeds from sale of short-term investments	6,117	—	10,523
Purchase of short-term investments	(9,001)	(702)	—
Proceeds from disposition of investments and advances	101,374	68,468	121,001
Increase in investments and advances	(133,636)	(207,869)	(80,774)
Capital expenditures	(352,203)	(275,544)	(246,603)
Proceeds from disposals of property, plant and equipment	78,131	113,008	58,270
(Increase) decrease in finance receivables	26,823	30,697	29,158
(Increase) decrease in time deposits	27,748	202,808	96,371
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	82,208	—	—
Other	(5,857)	(16,311)	877

Net cash used in investing activities	(178,296)	(85,445)	(11,177)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2005, 2004 and 2003

	Yen (millions)
	2005	2004	2003
Cash flows from financing activities (Note 16):
Decrease in short-term borrowings	(8,009)	(39,577)	(106,630)
Increase (decrease) in deposits and advances from customers and employees	(139,134)	(15,787)	(20,589)
Proceeds from long-term debt	119,422	108,026	122,288
Repayments of long-term debt	(251,554)	(228,039)	(293,088)
Dividends paid	(35,251)	(29,218)	(20,798)
Dividends paid to minority interests	(14,765)	(4,675)	(8,267)
Repurchase of common stock (Note 12)	(92,879)	(69,394)	(115,770)
Sale of treasury stock (Note 12)	1,324	—	—
Other	1,395	5,963	—

Net cash used in financing activities	(419,451)	(272,701)	(442,854)

Effect of exchange rate changes on cash and cash equivalents	14,054	(23,442)	(9,948)

Net increase (decrease) in cash and cash equivalents	(105,258)	107,544	234,338

Cash and cash equivalents at beginning of year	1,275,014	1,167,470	933,132

Cash and cash equivalents at end of year	1,169,756	1,275,014	1,167,470

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2005, 2004 and 2003

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of the Company’s products are marketed under “Panasonic” and several other trade names, including “National,” “Technics,” “Quasar,” “Victor,” “JVC” and “PanaHome.”

Sales in fiscal 2005 were categorized as follows: AVC Networks—41%, Home Appliances—14%, Components and Devices—13%, MEW and PanaHome*—17%, JVC—8%, and Other—7%. A sales breakdown in fiscal 2005 by geographical market was as follows: Japan—53%, North and South America—14%, Europe—13%, and Asia and Others—20%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

*	MEW stands for Matsushita Electric Works, Ltd. and PanaHome stands for PanaHome Corporation.

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

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R). The Company currently does not have any variable interest entities to be consolidated.

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

The Company’s policy is to accept product returns only in the case that the products are defective. The Company issues contractual product warranties under which it guarantees the performance of products delivered and services rendered for a certain period of time. A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair cost.

Historically the Company has made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for a decline in the product’s value, and are classified as a reduction of revenue on the consolidated statements of operations. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience or specific arrangements made with the distributors.

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the later of the date at which the related revenue is recognized or the date at which the incentive is offered, and are recorded as reductions of sales in accordance with EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” from the fiscal year beginning April 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” SFAS No. 142 required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. The results of this assessment did not require the Company to recognize an impairment loss.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Investments and Advances (See Notes 4, 5 and 13)

Investments and advances primarily consist of investments in and advances to associated companies, cost method investments, available-for-sale securities, and long-term deposits. Cost method investments and long-term deposits are recorded at historical cost.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% ownership interest, and corporate joint ventures. The Company also uses the equity method for some subsidiaries if the minority shareholders have substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used when the Company does not have significant influence.

The excess of cost of the stock of the associated companies over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, was recognized as goodwill. Such equity method goodwill is not being amortized and is instead tested for impairment, in accordance with SFAS No. 142.

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

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of each of the investments in associated companies, cost method investments and available-for-sale securities for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount or cost basis of investment, financial condition and prospects of each investee, and other relevant factors.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Investments in associated companies, cost method investments and available-for-sale securities are reduced to fair value by a charge to earnings when impairment is considered to be other than temporary. Impairment is measured based on the amount by which the carrying amount or cost basis of the investment exceeds its fair value. Fair value is determined based on quoted market prices, discounted cash flows or other valuation techniques as appropriate.

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

(l)	Advertising (See Note 16)

Advertising costs are expensed as incurred.

(m)	Net Income (Loss) per Share (See Notes 9, 12 and 14)

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

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

The Company accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The Company recognizes derivatives in the consolidated balance sheets at their fair value in “Other current assets,” “Other assets,” “Other current liabilities” or “Other liabilities.” On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Impairment of Long-Lived Assets (See Note 7)

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144. In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(q)	Restructuring Charges (See Note 15)

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003. Pursuant to SFAS No. 146, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan. The adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial statements.

(r)	Stock-Based Compensation (See Note 12)

SFAS No. 123 “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-based-method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for its stock option plans described in Note 12, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

As the option price at the date of grant exceeded the fair market value of common stock, no compensation costs have been recognized in connection with the plans.

If the accounting provision of SFAS No. 123, as amended, had been adopted, the impact on the Company’s net income (loss) for the three years March 31, 2005 would not be material.

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

(t)	New Accounting Pronouncements

In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which addresses accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No. 123R will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. SFAS No. 123R will be effective for the Company as of April 1, 2006. The application of SFAS No. 123R is not expected to have a material effect.

In December 2004, FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of its idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company for inventory costs incurred on or after April 1, 2006. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 151.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates an exception in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for the Company for nonmonetary asset exchanges occurring on or after April 1, 2006. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 153.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements and notes thereto to conform with the presentation used for the year ended March 31, 2005.

(2)	Acquisition

On April 1, 2004, the Company acquired 19.2% of the issued common shares of Matsushita Electric Works, Ltd. (MEW) through a tender offer to obtain its controlling interest. Until then, the Company had a 31.8% equity ownership.

This acquisition also resulted in another acquisition of controlling interest of PanaHome Corporation (PanaHome) because both the Company and MEW have 27% equity ownership.

The results of operations of MEW and PanaHome are included in the consolidated financial statements since that date. MEW is a manufacturer of household electric equipment, building products and related materials based in Osaka, Japan. As a result of the acquisition, the Company is expected to provide a comprehensive range of home electric and household equipment and systems in Japan. It also expects to reduce costs through economies of scale and sharing of research and development resources and marketing channels. The aggregate purchase cost of additional MEW shares was 147,187 million yen and was paid in cash. The carrying value of the Company’s common shares of MEW immediately before the acquisition was 200,174 million yen. The carrying value of the Company’s existing common shares of PanaHome at April 1, 2004 was 22,861 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The purchase price of additional MEW shares has been allocated based upon the estimated fair value of the identifiable assets acquired and liabilities assumed at the date of acquisition. The excess of the purchase price over fair value of net identifiable assets was allocated to goodwill. The Company’s new basis of investments in MEW and PanaHome upon the acquisition of additional shares of MEW was 343,844 million yen, which consisted of the purchase price of acquired shares and the carrying value of the existing shares, net of deferred tax liabilities of 26,378 million yen on the outside basis of existing shares that had been accounted for using the equity method. Such new basis of investments in MEW and PanaHome was allocated as follows:

Yen (millions)
Cash and cash equivalents	226,911
Other current assets	431,633
Property, plant and equipment	440,584
Goodwill	41,523
Intangible assets	25,533
In-process research and development	311
Other assets	220,631

Total assets acquired	1,387,126

Current liabilities	335,899
Noncurrent liabilities	419,803

Total liabilities assumed	755,702

Minority interests	287,580

Net assets acquired	343,844

In-process research and development represents the estimated value of in-process research and development projects that had not yet reached technical feasibility. The related technology had no alternative use and required substantial additional development by the Company. In-process research and development was charged to operations during the year ended March 31, 2005 and included in selling, general and administrative expenses in the consolidated statements of operations.

Of the 25,533 million yen of acquired intangible asset, 20,005 million yen was assigned to assets subject to amortization, which have a weighted-average useful life of approximately seven years and include technologies of 9,592 million yen with a 10-year weighted-average useful life, and software of 8,892 million yen with a 5-year weighted-average useful life.

The total amount of goodwill is included in “MEW and PanaHome” segment, and is not deductible for tax purposes.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The unaudited pro forma information shows the results of the Company’s consolidated operations for the year ended March 31, 2004 as though MEW and PanaHome had been consolidated at the beginning of fiscal 2004. The unaudited pro forma results include the unaudited historical operating results of MEW and PanaHome for the year ended March 31, 2004.

The unaudited pro forma data is not necessarily indicative of the Company’s results of operations that would actually have been reported if the transaction in fact had occurred on April 1, 2003, and is not necessarily representative of the Company’s consolidated results of operations for any future period.

Unaudited
Yen (millions)
2004
Net sales	8,771,836
Net income	49,129

Yen
2004
Net income per share:
Basic	21.16
Diluted	20.94

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following unaudited pro forma information shows the results of the Company’s consolidated operations for the year ended March 31, 2003 as though the transactions had been completed at the beginning of fiscal 2003.

Unaudited
Yen (millions)
2003
Net loss	(18,995)

Yen
2003
Net loss per share:
Basic	(7.85)
Diluted	(7.85)

(3)	Inventories

Inventories at March 31, 2005 and 2004 are summarized as follows:

	Yen (millions)
	2005	2004
Finished goods	491,381	427,674
Work in process	139,745	126,215
Raw materials	262,299	223,651

	893,425	777,540

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2005 and 2004 and for the three years ended March 31, 2005 is shown below. The most significant of these associated companies are Toshiba Matsushita Display Technology Co., Ltd. (TMD) and Matsushita Toshiba Picture Display Co., Ltd. (MTPD). At March 31, 2005, the Company has a 40% equity ownership in TMD. At March 31, 2005, the Company has a 64.5% equity ownership in MTPD, but accounts for the investment under the equity method of accounting as the minority shareholder has a substantive participating right. As described in Note 2, MEW, PanaHome and their respective subsidiaries, which were formerly accounted for under the equity method, became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, the financial information associated with MEW, PanaHome and their respective subsidiaries in fiscal 2005 are not included below.

	Yen (millions)
	2005	2004
Current assets	417,848	1,047,518
Other assets	383,739	1,429,442

	801,587	2,476,960

Current liabilities	423,858	996,607
Other liabilities	97,800	706,644

Net assets	279,929	773,709

Company’s equity in net assets	118,489	276,966

	Yen (millions)
	2005	2004	2003
Net sales	1,187,975	2,552,682	1,969,387
Gross profit	176,765	577,451	479,985
Net loss	(11,178)	(6,598)	(57,088)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Purchases and dividends received from associated companies for the three years ended March 31, 2005 are as follows:

	Yen (millions)
	2005	2004	2003
Purchases from	260,745	366,943	234,608
Dividends received	1,480	5,525	7,927

Retained earnings include undistributed earnings of associated companies in the amount of 11,974 million yen and 56,303 million yen, as of March 31, 2005 and 2004, respectively.

During the years ended March 31, 2005 and 2004, the Company incurred a write-down of 2,833 million yen and 50,793 million yen, respectively, for other-than-temporary impairment of investments in associated companies. The write-down is included in other deductions in the consolidated statements of operations.

Investments in associated companies include equity securities which have quoted market values at March 31, 2005 and 2004 compared with related carrying amounts as follows:

	Yen (millions)
	2005	2004
Carrying amount	3,168	229,169
Market value	4,133	261,476

(5)	Investments in Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The cost, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Japanese and foreign government bonds	35	35	—	—
Convertible and straight bonds	5,000	5,000	—	—
Other debt securities	6,943	6,943	—	—

	11,978	11,978	—	—

Noncurrent:
Equity securities	228,202	392,903	164,826	125
Japanese and foreign government bonds	40,200	40,233	33	—
Convertible and straight bonds	31,644	31,871	230	3
Other debt securities	18,258	18,282	101	77

	318,304	483,289	165,190	205

	2004
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Convertible and straight bonds	1,000	1,001	1	—
Other debt securities	1,683	1,683	—	—

	2,683	2,684	1	—

Noncurrent:
Equity securities	217,470	398,425	181,219	264
Convertible and straight bonds	8,254	8,229	4	29
Other debt securities	10,071	10,071	—	—

	235,795	416,725	181,223	293

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Maturities of investments in available-for-sale securities at March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005		2004
	Cost	Fair value	Cost	Fair value
Due within one year	11,978	11,978	2,683	2,684
Due after one year through five years	79,841	80,008	18,325	18,300
Due after five years through ten years	10,261	10,378	—	—
Equity securities	228,202	392,903	217,470	398,425

	330,282	495,267	238,478	419,409

Proceeds from sale of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003 were 74,719 million yen, 40,611 million yen and 94,864 million yen, respectively. The gross realized gains for the years ended March 31, 2005, 2004 and 2003 were 31,655 million yen, 12,391 million yen and 4,839 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003 were 256 million yen, 1,064 million yen and 4,746 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2005, 2004 and 2003, the Company incurred a write-down of 2,661 million yen, 1,699 million yen and 52,611 million yen, respectively, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated condition of the Japanese stock market or market conditions of specific industries in Japan. The write-down is included in other deductions in the consolidated statements of operations.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Gross unrealized holding losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005 and 2004, are as follows:

	Yen (millions)
	2005
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	5,828	125	—	—	5,828	125
Convertible and straight bonds	1,497	3	—	—	1,497	3
Other debt securities	1,423	77	—	—	1,423	77

	8,748	205	—	—	8,748	205

	2004
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	13,334	264	—	—	13,334	264
Convertible and straight bonds	971	29	—	—	971	29

	14,305	293	—	—	14,305	293

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company has not held unrealized losses for twelve months or more at March 31, 2005 or 2004.

The aggregate cost of the Company’s cost method investments totaled 189,740 million yen at March 31, 2005. For investments with an aggregate cost of 34,245 million yen, the Company estimated that the fair value exceeded the cost of investments (that is, the investments were not impaired). The remaining investments were considered other-than-temporarily impaired, resulting in a write-down of 10,692 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Leases

The Company has capital and operating leases for certain machinery and equipment. At March 31, 2005 and 2004, the gross book value of machinery and equipment under capital leases was 47,765 million yen and 19,726 million yen, and the related accumulated depreciation recorded was 27,052 million yen and 10,148 million yen, respectively.

During the years ended March 31, 2005, 2004 and 2003, the Company sold and leased back certain machinery and equipment for 49,574 million yen, 44,636 million yen and 21,083 million yen, respectively. The base lease term is 4 to 5 years. The resulting leases are being accounted for as operating leases. The resulting gains of these transactions, included in other income in the consolidated statements of operations, were not significant. The Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 34,800 million yen, 29,049 million yen and 25,323 million yen for the years ended March 31, 2005, 2004 and 2003, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2005 are as follows:

	Yen (millions)
Year ending March 31	Capital leases	Operating leases
2006	10,755	42,957
2007	6,303	42,142
2008	4,400	20,844
2009	1,749	14,408
2010	681	7,967
Thereafter	1,335	6,223

Total minimum lease payments	25,223	134,541

Less amount representing interest	1,540

Present value of net minimum lease payments	23,683
Less current portion	10,502

Long-term capital lease obligations	13,181

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases. Subsequent to March 31, 2005, the Company sold the majority shares of this subsidiary to a third party, and began to account for its remaining investment using the equity method (see Note 21). Investments in non-cancelable financing leases at March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005	2004
Total minimum lease payments to be received	332,292	375,948
Less amounts representing estimated executory cost	13,840	15,405
Less unearned income	15,677	18,720

	302,775	341,823
Less allowance for doubtful receivables	5,946	4,733

Net investment in financing leases	296,829	337,090
Less current portion	105,817	118,358

Long-term investment in financing leases	191,012	218,732

The aggregate annual maturities of the investments in non-cancelable financing leases after March 31, 2005 are as follows:

Year ending March 31	Yen (millions)
2006	119,654
2007	86,702
2008	61,680
2009	38,355
2010	17,722
Thereafter	8,179

Total minimum lease payments to be received	332,292

(7)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. As discussed in Note 1 (p), the Company accounts for impairment of long-lived assets in accordance with SFAS No. 144. Impairment losses included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company recognized impairment losses in the aggregate of 28,265 million yen of property, plant and equipment during fiscal 2005.

Due to severe competition primarily in the domestic audio and visual industry, the Company is currently in the process of realigning various branches of a certain domestic sales subsidiary. Consequently the Company decided to sell the land and buildings of the subsidiary near the end of fiscal 2005, and classified those land and buildings as assets held for sale, which were included in other current assets in the consolidated balance sheets. As a result, the Company recognized an impairment loss. The fair value of the land and buildings was determined by using a purchase price offered by a third party.

The Company also recorded an impairment loss related to write-down of land and buildings used in connection with the manufacture of certain information and communications equipment at a domestic subsidiary. As a result of plans to reduce production of these products, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value of land was determined by specific appraisal. The fair value of buildings was determined based on the discounted estimated future cash flow expected to result from the use of the buildings and their eventual disposition.

Impairment losses of 13,393 million yen, 8,555 million yen and 6,317 million yen were related to “AVC Networks,” “Home Appliances” and the remaining segments, respectively.

The Company recognized impairment losses of 10,623 million yen of property, plant and equipment during fiscal 2004. One of the impairment losses is related to write-down of certain land and buildings at a domestic sales subsidiary to the fair value. Those assets were unused and the Company estimated the carrying amounts would not be recovered by the future cash flows. The remaining impairment loss is mainly related to write-down of machinery and equipment used in connection with the manufacture of certain electric components at a foreign subsidiary. As the prices of these products significantly decreased due to highly competitive market, the Company projected that the future business of those products would result in operating losses. The fair value was determined by estimating the market value. Impairment losses of 2,530 million yen, 2,663 million yen, 4,099 million yen and 1,331 million yen were related to “AVC Networks,” “Home Appliances,” “Components and Devices” and the remaining segments, respectively.

Due to the sale of certain assets and liabilities that consisted of a portion of the entertainment media disc manufacturing business at Panasonic Disc Services Corporation, the Company estimated that the carrying value of the remaining assets was impaired. As a result, the Company recognized an impairment loss of 2,375 million yen during fiscal 2003 related to write-down of the carrying value of machinery and equipment to manufacture entertainment media discs to their estimated fair values. The impaired assets are reported in “AVC Networks.”

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	AVC Networks	Home Appliances	Components and Devices	MEW and PanaHome	JVC	Other	Total
Balance at March 31, 2003	310,928	21,708	67,642	—	2,943	7,406	410,627
Goodwill acquired during the year	1,072	82	2,889	—	—	4,237	8,280

Balance at March 31, 2004	312,000	21,790	70,531	—	2,943	11,643	418,907
Goodwill acquired during the year	25	698	376	43,113	254	2,098	46,564
Goodwill impaired during the year	—	—	—	—	—	(3,559)	(3,559)

Balance at March 31, 2005	312,025	22,488	70,907	43,113	3,197	10,182	461,912

The Company recognized an impairment loss of 3,559 million yen during fiscal 2005 related to goodwill of a cable-broadcasting subsidiary. As the growth rate of the cable-broadcasting business is lower than the Company’s expectation, the carrying amount of the cable-broadcasting unit was greater than the fair value of the reporting unit. The fair value was determined by using the estimated present fair value of future cash flows or quoted market prices. The impairment is included in other deductions in the consolidated statements of operations.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Acquired intangible assets, excluding goodwill, at March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005		2004		Average amortization period
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizing intangible assets:
Patents	39,183	27,901	34,449	24,769	8 years
Software	162,794	97,035	112,470	61,099	4 years
Other	25,183	11,237	11,838	6,461	15 years

	227,160	136,173	158,757	92,329

	Yen (millions)
	2005	2004
Non-amortizing intangible assets:
Leasehold	9,459	4,464
Other	1,139	2,207

	10,598	6,671

Aggregate amortization expense for amortizing intangible assets for the years ended March 31, 2005, 2004 and 2003 was 37,569 million yen, 23,789 million yen and 17,499 million yen, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Yen (millions)
2006	24,185
2007	16,599
2008	10,415
2009	6,260
2010	4,512

The Company recorded an impairment loss of 349 million yen of amortizing intangible assets in fiscal 2005. The Company estimated the carrying amount would not be recovered by the future cash flows, due to severe competition in the domestic market. The Company also recognized an impairment loss of 905 million yen and 1,043 million yen of non-amortizing intangible assets, in connection with the decline of their market value during fiscal 2005 and 2004, respectively. The impairment loss is included in other deductions in the consolidated statements of operations.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2005 and 2004 is set forth below:

	Yen (millions)
	2005	2004
Convertible bonds issued by subsidiaries, due 2005, interest 0.55% - 1.5%	86,411	27,496
Straight bonds, due 2005, interest 0.42%	—	100,086
Straight bonds, due 2007, interest 0.87%	100,084	100,049
Straight bonds, due 2011, interest 1.64%	100,000	100,000
Straight bonds issued by subsidiaries, due 2005 - 2013, interest 0.6% - 2.15%	116,583	46,364
Unsecured yen loans from banks and insurance companies, principally by financial subsidiaries, due 2004 - 2014, effective interest 0.5% in 2005 and 2004	306,146	293,732
Capital lease obligations	23,683	10,087

	732,907	677,814
Less current portion	255,764	217,175

	477,143	460,639

The aggregate annual maturities of long-term debt after March 31, 2005 are as follows:

Year ending March 31	Yen (millions)
2006	255,764
2007	208,813
2008	70,211
2009	67,973
2010	7,566

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2005 and 2004, short-term loans subject to such general agreements amounted to 29,687 million yen and 1,245 million yen, respectively. The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2005 and 2004 was 4.0% and 4.6%, respectively.

Acceptances payable by foreign subsidiaries, in the amount of 465 million yen and 549 million yen at March 31, 2005 and 2004, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

The convertible bonds maturing in 2005 issued by subsidiaries are redeemable at the option of the subsidiaries at prices of principal.

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

The contributory, funded benefit pension plans included those under Employees Pension Funds (EPF) as is stipulated by the Welfare Pension Insurance Law (the “Law”). The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance that the Company and certain of its subsidiaries operate on behalf of the Japanese Government, and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion.

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

In fiscal 2005, certain other subsidiary of the Company transferred the substitutional portion of Japanese Welfare Pension Insurance to the Government. The Company recognized a gain of 31,509 million yen in accordance with EITF 03-2. This consists of 165,266 million yen of a subsidy from the Government, 22,660 million yen of derecognition of previously accrued salary progression and 156,417 million yen of recognition of related unrecognized actuarial loss.

The Company uses a December 31 measurement date for the majority of its benefit plans.

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2005 consisted of the following components:

	Yen (millions)
	2005	2004	2003
Service cost – benefits earned during the year	71,081	69,614	73,536
Interest cost on projected benefit obligation	54,417	73,665	78,909
Expected return on plan assets	(35,101)	(35,741)	(46,496)
Amortization of net transition obligation	—	—	3,298
Amortization of prior service benefit	(23,533)	(9,879)	(6,442)
Recognized actuarial loss	48,641	63,746	45,347

Net periodic benefit cost	115,505	161,405	148,152

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005	2004
Change in benefit obligations:
Benefit obligations at beginning of year	1,900,657	2,787,688
Service cost	71,081	69,614
Interest cost	54,417	73,665
Prior service benefit	(97,360)	(174,600)
Actuarial (gain) loss	(12,070)	(34,189)
Benefits paid	(86,803)	(69,626)
Transfer of the substitutional portion	(415,930)	(747,917)
Acquisition of MEW and PanaHome (Note 2)	470,676	—
Foreign currency exchange impact	560	(3,978)

Benefit obligations at end of year	1,885,228	1,900,657

Change in plan assets:
Fair value of plan assets at beginning of year	1,072,621	1,256,922
Actual return on plan assets	74,873	117,406
Employer contributions	165,018	148,927
Benefits paid	(67,089)	(57,403)
Transfer of the substitutional portion	(228,004)	(391,016)
Acquisition of MEW and PanaHome (Note 2)	276,566	—
Foreign currency exchange impact	321	(2,215)

Fair value of plan assets at end of year	1,294,306	1,072,621

Funded status	(590,922)	(828,036)

Unrecognized prior service benefit	(338,948)	(261,857)
Unrecognized actuarial loss	491,691	599,252

Net amount recognized	(438,179)	(490,641)

Amounts recognized in the consolidated balance sheets consist of:
Retirement and severance benefits	(597,163)	(801,199)
Other assets	22,462	—
Accumulated other comprehensive income (loss), gross of tax	136,522	310,558

Net amount recognized	(438,179)	(490,641)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The accumulated benefit obligation for the pension plans was 1,837,817 million yen and 1,834,134 million yen at March 31, 2005 and 2004, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2004 are as follows:

	2005	2004
Discount rate	2.7%	2.7%
Rate of compensation increase	1.8%	1.8%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2005 are as follows:

	2005	2004	2003
Discount rate	2.7%	2.7%	3.2%
Expected return on plan assets	3.0%	2.7%	3.5%
Rate of compensation increase	1.8%	2.0%	2.6%

The expected return on plan assets is determined based on the portfolio as a whole and not on the sum of the returns on individual asset categories, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns.

During the years ended March 31, 2005 and 2004, the balance of “retirement and severance benefits” decreased, mainly as a result of the derecognition of an additional minimum pension liability, due to the transfer of the substitutional portion of Japanese Welfare Pension Insurance and a plan amendment of the Company and certain of its domestic subsidiaries.

The weighted-average asset allocation of the Company’s pension plans at March 31, 2005 and 2004 are as follows:

	2005	2004
Asset category:
Equity securities	44%	39%
Debt securities	37	31
Life insurance company general accounts	9	13
Other	10	17

Total	100%	100%

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Each plan of the Company has a different investment policy, which is designed to ensure sufficient plan assets are available to provide future payments of pension benefits to the eligible plan participants and is individually monitored for compliance and appropriateness on an on-going basis. Considering the expected long-term rate of return on plan assets, each plan of the Company establishes a “basic” portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the “basic” portfolio in order to generate a total return that will satisfy the expected return on a mid-term to long-term basis. The Company evaluates the difference between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the “basic” portfolio. The Company revises the “basic” portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

The Company expects to contribute 165,427 million yen to its defined benefit plans in the year ending March 31, 2006.

The benefits expected to be paid from the defined pension plans in each fiscal year 2006 – 2010 are 52,412 million yen, 59,375 million yen, 65,267 million yen, 71,383 million yen, and 78,037 million yen, respectively. The aggregate benefits expected to be paid in the five years from fiscal 2011 – 2015 are 479,568 million yen. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31 and include estimated future employee service.

(11)	Income Taxes

Income (loss) before income taxes and income taxes for the three years ended March 31, 2005 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2005
Income before income taxes	140,464	106,449	246,913
Income taxes:
Current	63,710	32,819	96,529
Deferred	64,229	(7,424)	56,805

Total income taxes	127,939	25,395	153,334

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

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the year ended March 31, 2005. The Company and its subsidiaries in Japan were subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 9.9%, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 41.9% for the years ended March 31, 2004 and 2003.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2005	2004	2003
Combined statutory tax rate	40.5%	41.9%	41.9%
Tax credit related to research expenses	(2.4)	(1.3)	(2.3)
Lower tax rates of overseas subsidiaries	(5.9)	(10.6)	(18.7)
Expenses not deductible for tax purposes	2.8	3.0	4.9
Change in valuation allowance allocated to income tax expenses	25.7	14.8	46.5
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	—	5.0	32.4
Tax effects attributable to investments in subsidiaries	4.4	2.3	0.1
Other	(3.0)	2.6	(1.4)

Effective tax rate	62.1%	57.7%	103.4%

The significant components of deferred income tax expenses for the three years ended March 31, 2005 are as follows:

	Yen (millions)
	2005	2004	2003
Deferred tax expense (exclusive of the effects of other components listed below)	78,649	20,376	27,608
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and regulations	—	8,614	22,317
Benefits of net operating loss carryforwards	(21,844)	(7,830)	(30,353)

	56,805	21,160	19,572

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004 are presented below:

	Yen (millions)
	2005	2004
Deferred tax assets:
Inventory valuation	73,414	77,476
Expenses accrued for financial statement purposes but not currently included in taxable income	230,640	223,884
Property, plant and equipment	181,826	154,415
Retirement and severance benefits	224,564	236,071
Tax loss carryforwards	211,996	181,214
Other	166,247	166,878

Total gross deferred tax assets	1,088,687	1,039,938

Less valuation allowance	311,153	246,026

Net deferred tax assets	777,534	793,912

Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(65,744)	(71,185)
Other	(34,827)	(43,341)

Total gross deferred tax liabilities	(100,571)	(114,526)

Net deferred tax assets	676,963	679,386

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2005.

The net change in total valuation allowance for the years ended March 31, 2005, 2004 and 2003 was an increase of 65,127 million yen, 4,817 million yen and 15,259 million yen, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At March 31, 2005, the Company and certain of its subsidiaries had, for income tax purposes, net operating loss carryforwards of approximately 565,621 million yen, of which 428,267 million yen expire from fiscal 2009 through 2012 and the substantial majority of the remaining balance expire thereafter or do not expire.

Net deferred tax assets and liabilities at March 31, 2005 and 2004 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2005	2004
Other current assets	343,038	320,098
Other assets	344,648	388,295
Other current liabilities	(1,340)	(2,310)
Other liabilities	(9,383)	(26,697)

Net deferred tax assets	676,963	679,386

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 731,390 million yen as of March 31, 2005, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

(12)	Stockholders’ Equity

In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The Company issued 2,468 shares and 1,234 shares in connection with the conversion of bonds for the years ended March 31, 2004 and 2003, respectively.

The Company sold 888,683 shares of its treasury stock for the year ended March 31, 2005. The difference between sales price and book value was charged to capital surplus in the consolidated balance sheets.

The Company also provided 10,444,421 shares of its treasury stock in connection with the conversion of bonds for the year ended March 31, 2004. The difference of carrying values of the bonds converted and treasury stocks provided was charged to capital surplus in the consolidated balance sheets.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On April 1, 2003, the Company issued 5,127,941 shares under share exchange transactions to transform two subsidiaries into wholly owned subsidiaries. On October 1, 2002, the Company issued 309,407,251 shares for the share exchange transactions described in Note 2.

The Company may repurchase its common stock from the market pursuant to the Japanese Commercial Code. For the years ended March 31, 2005, 2004 and 2003, respectively, 60,363,663, 56,483,929 and 93,797,377 shares were repurchased for the aggregate cost of approximately 92,879 million yen, 69,394 million yen and 115,770 million yen, respectively, primarily with the intention to hold as treasury stock to improve capital efficiency.

For the year ended March 31, 2005, the Company recognized 574,922 shares of its common stock held by a newly consolidated subsidiary as treasury stock.

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

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2005 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the year-end dividend of 7.50 yen per share, totaling approximately 16,938 million yen, planned to be proposed in June 2005 in respect of the year ended March 31, 2005 or for the related appropriation.

In accordance with the Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of 256,443 million yen at March 31, 2005 were restricted as to the payment of cash dividends.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s directors and certain senior executives were granted options to purchase the Company’s common stock. All stock options become fully exercisable two years from the date of grant and have a four-year term. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price (Yen)
Balance at March 31, 2002	395,000	2,434
Granted	116,000	1,734
Forfeited	(40,000)	2,398

Balance at March 31, 2003	471,000	2,265
Forfeited	(57,000)	2,574

Balance at March 31, 2004	414,000	2,223
Forfeited	(95,000)	2,285

Balance at March 31, 2005, weighted-average remaining life – 2.05 years	319,000	2,204

Treasury stock reserved for options at March 31, 2005 and 2004 was 203,000 shares and 298,000 shares, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2005 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2005
Translation adjustments	36,645	—	36,645
Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	8,768	(7,669)	1,099
Less: Reclassification adjustment for gains included in net income	(27,611)	11,016	(16,595)

Net unrealized gains (losses)	(18,843)	3,347	(15,496)

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(8,156)	3,409	(4,747)
Less: Reclassification adjustment for losses included in net income	7,520	(3,046)	4,474

Net unrealized gains (losses)	(636)	363	(273)

Minimum pension liability adjustments	189,519	(49,270)	140,249

Other comprehensive income (loss)	206,685	(45,560)	161,125

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

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the three years ended March 31, 2005 is as follows:

	Yen (millions)
	2005	2004	2003
Net income (loss) available to common stockholders	58,481	42,145	(19,453)
Effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	—	727	—

Diluted net income (loss)	58,481	42,872	(19,453)

	Number of shares
	2005	2004	2003
Average common shares outstanding	2,294,607,915	2,321,835,314	2,234,968,907
Dilutive effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	—	59,460,443	—

Diluted common shares outstanding	2,294,607,915	2,381,295,757	2,234,968,907

	Yen
	2005	2004	2003
Net income (loss) per share:
Basic	25.49	18.15	(8.70)
Diluted	25.49	18.00	(8.70)

Stock options were outstanding for the three years ended March 31, 2005, but were not included in the calculation of diluted net income per share because the stock options’ effect would be antidilutive (see Note 12).

The effect of potentially dilutive securities was not included in the calculation of diluted net loss per share for the year ended March 31, 2003 as their effect would be antidilutive due to the net loss incurred for the year.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Restructuring Charges

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Yen (millions)
	2005	2004	2003
Expenses associated with the implementation of early retirement programs:
Domestic	93,170	45,056	12,476
Overseas	7,966	875	—

Total	101,136	45,931	12,476

Expenses associated with the closure and integration of locations	9,432	8,216	—

Total restructuring charges	110,568	54,147	12,476

These restructuring charges are included in other deductions in the consolidated statements of operations.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement programs are recognized when the employees accept the offer and the amount can be reasonably estimated. An analysis of the accrued early retirement programs for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Yen (millions)
	2005	2004	2003
Balance at beginning of the year	—	—	—
New charges	101,136	45,931	12,476
Cash payments	(97,729)	(45,931)	(12,476)

Balance at end of the year	3,407	—	—

Expenses associated with the closure and integration of locations include amounts such as moving expense of facilities and costs to terminate leasing contracts incurred at domestic and overseas manufacturing plants and sales offices. All the payments for expenses associated with closure and integration of locations were completed by the end of each fiscal year.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following represent significant restructuring activities for the year ended March 31, 2005 by business segment:

AVC Networks

AVC Networks segment restructured mainly to cope with sharp price declines in digital products. The restructuring activities mainly consisted of the implementation of early retirement programs covering both video and audio equipment business and information and communications equipment business in Japan and Europe, shutting down of the manufacturing plant in Europe for video and audio equipment business and closure and integration of manufacturing plants and sales offices in Japan for information and communications equipment business.

Total restructuring charges amounted to 57,742 million yen, including expenses associated with the implementation of early retirement programs 52,666 million yen.

Home Appliances

Home Appliances segment restructured mainly to address rising raw material costs as well as to enhance cost competitiveness. The restructuring activities mainly consisted of the implementation of early retirement programs and closure and integration of locations in Japan, and shutting down of the manufacturing plant in Europe for home appliances business.

Total restructuring charges amounted to 8,288 million yen, including expenses associated with the implementation of early retirement programs of 6,970 million yen.

Components and Devices

Components and Devices segment restructured to address the downturn in components and devices industries, such as price declines. The restructuring activities mainly consisted of the implementation of early retirement programs in electronic components business and batteries business and closure and integration of manufacturing locations in Japan for electronic components business.

Total restructuring charges amounted to 22,986 million yen, including expenses associated with the implementation of early retirement programs of 21,979 million yen.

MEW and PanaHome

MEW and PanaHome segment incurred restructuring charges in the amount of 1,783 million yen, mainly related to a reorganization conducted to eliminate duplication of product lines and corporate functions with other Matsushita companies.

JVC

JVC segment restructured to enhance competitiveness in global markets. The restructuring activities mainly consisted of closure and integration of locations in electronic components business. Total restructuring charges amounted to 9,208 million yen, mainly representing expenses associated with the implementation of early retirement programs.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Other

Other segment restructured to strengthen competitiveness of sales companies. The restructuring activities mainly consisted of the implementation of early retirement programs in domestic and overseas sales companies.

Total restructuring charges amounted to 10,561 million yen, including expenses associated with the implementation of early retirement programs of 10,370 million yen.

The following represent significant restructuring activities for the year ended March 31, 2004 by business segment:

AVC Networks

AVC Networks segment restructured mainly to address price declines in digital products. The restructuring activities mainly consisted of the implementation of early retirement programs mainly in Japan for both video and audio equipment business and information and communications equipment business.

Total restructuring charges amounted to 4,187 million yen, representing expenses associated with the implementation of early retirement programs.

Home Appliances

Home Appliances segment restructured to enhance cost competitiveness. The restructuring activities consisted of the implementation of early retirement programs in Japan for refrigerator and air conditioner business.

Total restructuring charges amounted to 31,286 million yen, representing expenses associated with the implementation of early retirement programs.

Components and Devices

Components and Devices segment restructured to enhance cost competitiveness through selecting and concentrating on key business areas. The restructuring activities mainly consisted of the implementation of early retirement programs and closure and integration of business locations in Japan and shutting down of the manufacturing plant in Asia for motor business.

Total restructuring charges amounted to 14,700 million yen, including expenses associated with the closure and integration of locations of 8,305 million yen.

JVC

JVC segment restructured to enhance cost competitiveness. Total restructuring charges amounted to 2,408 million yen, mainly representing expenses associated with the implementation of early retirement programs.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Other

Other segment incurred restructuring charges in the amount of 1,566 million yen for domestic sales companies.

For the year ended March 31, 2003, JVC segment restructured to strengthen its management structure.

Total restructuring charges amounted to 12,476 million yen in JVC segment, representing expenses associated with the implementation of early retirement programs.

(16)	Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to operations for the three years ended March 31, 2005 are as follows:

	Yen (millions)
	2005	2004	2003
Research and development costs	615,524	579,230	551,019
Advertising costs	174,604	146,046	130,426
Shipping and handling costs	166,404	141,570	140,498
Depreciation	287,400	253,762	283,434

Included in other income for the year ended March 31, 2003 is a gain of 10,805 million yen from the sale of Panasonic Disc Services Corporation.

Foreign exchange gains and losses included in other deductions for the years ended March 31, 2005, 2004 and 2003 is a loss of 7,542 million yen, 13,588 million yen and 7,962 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

In fiscal 2005 and 2004, the Company sold, without recourse, trade accounts receivable of 48,578 million yen and 4,661 million yen to independent third parties for proceeds of 48,469 million yen and 4,657 million yen, and recorded losses on the sale of trade accounts receivable of 109 million yen and 4 million yen, respectively, which is included in selling, general and administrative expenses. The Company is responsible for servicing the receivables.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In fiscal 2005, the Company sold, without recourse, loans receivable of 96,339 million yen to independent third parities for proceeds of 106,779 million yen, and recorded gains on the sale of loans receivable of 10,440 million yen, which is included in other income. The sale of the receivables was accounted for under SFAS No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities.”

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2005 are as follows:

	Yen (millions)
	2005	2004	2003
Cash paid:
Interest	25,513	30,505	32,587
Income taxes	99,951	65,121	46,744
Noncash investing and financing activities:
Conversion of bonds	—	16,924	2
Capital transactions by consolidated and associated companies	—	—	650
Stock provided under exchange offering	—	6,579	638,308
Contribution of assets and liabilities to associated companies	4,302	3,278	31,740

(17)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the three years ended March 31, 2005. Amounts included in accumulated other comprehensive income (loss) at March 31, 2005 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures at March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005	2004
Forward:
To sell foreign currencies	317,506	398,782
To buy foreign currencies	200,705	205,039
Options purchased to sell foreign currencies	29,981	44,886
Options written to sell foreign currencies	—	29,046
Variable-paying interest rate swaps	15,000	115,000
Cross currency swaps	16,879	14,914
Commodity futures:
To sell commodity	31,978	14,915
To buy commodity	75,824	52,888

(18)	Fair Value of Financial Instruments

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

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	11,978	11,978	2,684	2,684
Investments and advances	945,759	943,981	812,586	813,750
Liabilities:
Long-term debt, including current portion	(732,907)	(742,737)	(677,814)	(684,314)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	—	—	9,446	9,446
To buy foreign currencies	1,643	1,643	—	—
Options purchased to sell foreign currencies	61	61	746	746
Variable-paying interest rate swaps	84	84	135	135
Cross currency swaps	123	123	229	229
Commodity futures to buy commodity	12,554	12,554	5,709	5,709
Other current liabilities:
Forward:
To sell foreign currencies	(3,122)	(3,122)	—	—
To buy foreign currencies	—	—	(469)	(469)
Options written to sell foreign currencies	—	—	(455)	(455)
Cross currency swaps	—	—	(2)	(2)
Commodity futures to sell commodity	(2,832)	(2,832)	(1,223)	(1,223)

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

The Company provides guarantees to third parties on bank loans provided to its employees, associated companies and customers. The guarantees for the employees are principally made for their housing loans. The guarantees for associated companies and customers are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the Company would have to make in the event of default is 14,388 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2005 and 2004 was insignificant.

A financial subsidiary of the Company provides guarantees to third parties on certain consumer loans of its customers. For each guarantee provided, the subsidiary is required to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the subsidiary would have to make in the event of default is 19,007 million yen. The carrying amount of the liabilities recognized for the subsidiary’s obligations as a guarantor under those guarantees at March 31, 2005 and 2004 was insignificant.

As discussed in Note 6, in connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. The maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 35,315 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at March 31, 2005 and 2004 was insignificant.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2005 and 2004 are summarized as follows:

	Yen (millions)
	2005	2004
Balance at beginning of year	30,720	24,834
Increase due to acquisition (Note 2)	2,482	—
Liabilities accrued for warranties issued during the period	51,471	39,409
Warranty claims paid during the period	(44,209)	(31,805)
Changes in liabilities for pre-existing warranties during the period, including expirations	(5,248)	(1,718)

Balance at end of year	35,216	30,720

At March 31, 2005, commitments outstanding for the purchase of property, plant and equipment approximated 49,217 million yen. Contingent liabilities at March 31, 2005 for discounted export bills of exchange amounted to 4,269 million yen.

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (“PCB equipment”) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of 17,269 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, and maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes home appliances and housing equipment and systems. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “MEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

As discussed in Note 2, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, a new segment, “MEW and PanaHome,” has been added to the Company’s business segment classifications from fiscal 2005.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the three years ended March 31, 2005 is shown in the tables below:

By Business Segment:

	Yen (millions)
	2005	2004	2003
Sales:
AVC Networks:
Customers	3,745,339	3,771,516	3,621,211
Intersegment	113,442	68,752	46,984

Total	3,858,781	3,840,268	3,668,195
Home Appliances:
Customers	1,245,478	1,174,138	1,169,608
Intersegment	87,298	49,052	27,873

Total	1,332,776	1,223,190	1,197,481
Components and Devices:
Customers	1,006,893	1,073,108	1,145,092
Intersegment	462,114	586,564	564,640

Total	1,469,007	1,659,672	1,709,732
MEW and PanaHome:
Customers	1,485,689	—	—
Intersegment	70,374	—	—

Total	1,556,063	—	—
JVC:
Customers	721,391	802,650	827,967
Intersegment	8,818	16,349	23,542

Total	730,209	818,999	851,509
Other:
Customers	508,846	658,332	637,836
Intersegment	518,277	290,396	181,219

Total	1,027,123	948,728	819,055
Eliminations	(1,260,323)	(1,011,113)	(844,258)

Consolidated total	8,713,636	7,479,744	7,401,714

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2005	2004	2003
Segment profit:
AVC Networks	127,366	129,102	82,828
Home Appliances	77,632	52,759	45,240
Components and Devices	57,761	50,099	31,213
MEW and PanaHome	63,923	—	—
JVC	9,887	24,675	21,863
Other	38,352	14,701	13,042
Corporate and eliminations	(66,427)	(75,844)	(67,615)

Total segment profit	308,494	195,492	126,571

Interest income	19,490	19,564	22,267
Dividends received	5,383	5,475	4,506
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	31,509	72,228	—
Other income	82,819	59,544	64,677
Interest expense	(22,827)	(27,744)	(32,805)
Other deductions	(177,955)	(153,737)	(116,300)

Consolidated income before income taxes	246,913	170,822	68,916

Identifiable assets:
AVC Networks	2,205,663	2,090,130	2,355,671
Home Appliances	660,841	701,143	805,437
Components and Devices	930,315	1,157,984	1,317,882
MEW and PanaHome	1,346,029	—	—
JVC	483,867	503,943	488,595
Other	883,706	754,117	795,103
Corporate and eliminations	1,546,460	2,230,695	2,072,005

Consolidated total	8,056,881	7,438,012	7,834,693

Depreciation (including intangibles other than goodwill):
AVC Networks	88,550	85,085	81,332
Home Appliances	32,098	31,674	39,367
Components and Devices	96,659	103,898	133,113
MEW and PanaHome	50,269	—	—
JVC	15,985	16,339	16,596
Other	30,329	28,954	20,570
Corporate and eliminations	11,079	11,601	9,955

Consolidated total	324,969	277,551	300,933

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2005	2004	2003
Capital investment (including intangibles other than goodwill):
AVC Networks	103,340	80,543	77,008
Home Appliances	36,512	26,268	34,720
Components and Devices	126,826	142,540	119,639
MEW and PanaHome	32,518	—	—
JVC	23,045	17,735	14,709
Other	74,570	28,298	20,525
Corporate and eliminations	14,286	21,376	21,213

Consolidated total	411,097	316,760	287,814

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and software.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and long-lived assets are as follows:

	Yen (millions)
	2005	2004	2003
Sales:
Japan	4,580,555	3,477,492	3,453,836
North and South America	1,282,956	1,326,940	1,420,802
Europe	1,122,493	1,080,143	999,637
Asia and Others	1,727,632	1,595,169	1,527,439

Consolidated total	8,713,636	7,479,744	7,401,714

United States of America included in North and South America	1,127,412	1,184,446	1,282,861

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2005	2004	2003
Long-lived assets:
Japan	1,808,813	1,359,677	1,412,415
North and South America	66,233	64,955	80,104
Europe	71,868	54,456	68,216
Asia and Others	274,663	222,420	223,597

Consolidated total	2,221,577	1,701,508	1,784,332

United States of America included in North and South America	58,679	58,297	71,554

There are no individually material countries of which sales and long-lived assets should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2005.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales, geographical profit and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2005. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	2005	2004	2003
Sales:
Japan:
Customers	5,033,645	3,989,576	4,032,432
Intersegment	1,586,407	1,521,459	1,107,962

Total	6,620,052	5,511,035	5,140,394
North and South America:
Customers	1,248,012	1,271,914	1,364,283
Intersegment	23,605	25,269	26,116

Total	1,271,617	1,297,183	1,390,399
Europe:
Customers	1,046,159	1,014,687	922,312
Intersegment	26,405	12,648	16,938

Total	1,072,564	1,027,335	939,250
Asia and Others:
Customers	1,385,820	1,203,567	1,082,687
Intersegment	1,059,178	972,843	754,725

Total	2,444,998	2,176,410	1,837,412
Eliminations	(2,695,595)	(2,532,219)	(1,905,741)

Consolidated total	8,713,636	7,479,744	7,401,714

Geographical profit:
Japan	262,063	131,796	88,152
North and South America	20,834	23,258	22,449
Europe	7,393	16,325	21,741
Asia and Others	75,324	89,706	71,016
Corporate and eliminations	(57,120)	(65,593)	(76,787)

Consolidated total	308,494	195,492	126,571

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2005	2004	2003
Identifiable assets:
Japan	5,055,700	3,887,504	4,445,983
North and South America	402,155	411,615	526,918
Europe	379,571	308,687	335,813
Asia and Others	995,785	858,238	831,289
Corporate and eliminations	1,223,670	1,971,968	1,694,690

Consolidated total	8,056,881	7,438,012	7,834,693

(21)	Subsequent Event

On April 1, 2005, the Company sold approximately 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) for cash proceeds of 27,756 million yen and recorded a gain of 10,313 million yen, pursuant to a basic agreement regarding the equity ownership of MLC concluded between the Company and STB. As a result of the sale, the Company now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of the Company as of April 1, 2005.

With the aim of maximizing shareholder value, on April 28, 2005, the Board of Directors approved plans to proactively provide returns to shareholders and adopted a policy toward large-scale purchases of the Company’s shares.

For fiscal 2006, the Company plans to increase total dividends per share to 20.00 yen, as compared with the planned 15.00 yen for fiscal 2005. The Company will continue to repurchase the Company’s own shares, up to 120 million shares for a maximum of 150 billion yen in fiscal 2006, to enhance shareholder value per share.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of the Company’s shares, sufficient information should be provided through the Board of Directors to shareholders if a large-scale purchase is to be conducted. Under the above-mentioned basic philosophy, the Board of Directors decided to adopt a new rule applicable to large-scale purchasers who intend to acquire 20% or more of all voting rights of the Company. The new rule requires that (i) a large-scale purchaser provides sufficient information to the Board of Directors before a large-scale purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time during which it will assess, examine, negotiate, form an opinion and seek alternatives. In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures to protect the interest of all shareholders.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company announced the details of this policy on April 28, 2005 as the policy toward large-scale purchases of the Company’s shares (ESV plan). (For further details, see No. 15.1 of Item 19.)

Schedule II

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2005, 2004 and 2003

	Balance at beginning of period	Add		Deduct		Add (deduct) -cumulative translation adjustments	Balance at end of period
		Due to acquisition	Charged to income	Bad debts written off	Reversal
Allowance for doubtful trade receivables:
2005	47,873	7,278	4,963	6,384	10,364	470	43,836
2004	53,043	—	3,154	3,088	3,662	(1,574)	47,873
2003	43,265	—	17,621	2,919	3,011	(1,913)	53,043
Allowance for doubtful noncurrent receivables:
2005	—	—	—	—	—	—	—
2004	—	—	—	—	—	—	—
2003	50	—	—	—	50	—	—

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 13, 2004]

1.2	Share Handling Regulations of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 13, 2004]

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Specimen common stock certificates of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1	Liability Limitation Agreement (English translation) [Matsushita and each of Ikuo Uno and Yoshifumi Nishikawa, entered into a Liability Limitation Agreement, each dated June 29, 2005, in the form of this Exhibit.]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 13, 2004]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Policy toward Large-scale Purchases of Matsushita Shares (ESV Plan)

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Registrant)

Date:	September 9, 2005	By	/s/ Yukitoshi Onda
Yukitoshi Onda
President of
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001,
New York, N.Y. 10020-2002

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 13, 2004]

1.2	Share Handling Regulations of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 13, 2004]

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Specimen common stock certificates of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 10, 2003]

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1	Liability Limitation Agreement (English translation) [Matsushita and each of Ikuo Uno and Yoshifumi Nishikawa, entered into a Liability Limitation Agreement, each dated June 29, 2005, in the form of this Exhibit.]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 13, 2004]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Policy toward Large-scale Purchases of Matsushita Shares (ESV Plan)