Form 20-F
period 2006-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO  LTD
filed 2006-09-11
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

	Outstanding as of
Title of Class	March 31, 2006 (Japan Time)	March 31, 2006 (New York Time)
Common Stock	2,209,531,991
American Depositary Shares, each representing 1 share of Common Stock		183,029,886

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐.

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒.

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

Item 17.  ☐    Item 18.  ☒.

Indicate by check mark whether the registrant is a large accelerate filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  ☒        Accelerated filer  ☐        Non-accelerated filer  ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒.

This form contains 173 pages.

All information contained in this Report is as of March 31, 2006 or for the year ended March 31, 2006 (fiscal 2006) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 23, 2006 was 116.43 yen = U.S.$1.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (September 2006). Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive.

About the Company

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, “Matsushita” or the “Company” refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group), best known for its “Panasonic” brand name, is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 8,894 billion yen for fiscal 2006. Over the past eight decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2006 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2006	2005	2004	2003	2002
Income Statement Data:
Net sales	8,894	8,714	7,480	7,402	7,074
Income (loss) before income taxes	371	247	171	69	(538)
Net income (loss)	154	58	42	(19)	(428)
Per common share:
Net income (loss):
Basic	69.48	25.49	18.15	(8.70)	(206.09)
Diluted	69.48	25.49	18.00	(8.70)	(206.09)
Dividends	17.50	15.25	12.50	10.00	12.50
	($0.152)	($0.145)	($0.109)	($0.107)	($0.100)

Balance Sheet Data:
Total assets	7,965	8,057	7,438	7,835	7,768
Long-term debt	264	477	461	588	708
Stockholders’ equity	3,788	3,544	3,452	3,178	3,248
Common stock	259	259	259	259	259
Number of shares issued at year-end (thousands)	2,453,053	2,453,053	2,453,053	2,447,923	2,138,515

Yen exchange rates per U.S. dollar:
Year-end	117.48	107.22	104.18	118.07	132.70
Average	113.15	107.49	113.07	121.96	125.05
High	104.41	102.26	104.18	115.71	115.89
Low	120.93	114.30	120.55	133.40	134.77

	Feb. 2006	Mar. 2006	Apr. 2006	May 2006	Jun. 2006	Jul. 2006
Yen exchange rates for each month during the previous six months:
High	115.82	115.89	113.79	110.07	111.66	113.97
Low	118.95	119.07	118.66	113.46	116.42	117.44

Note:	Dividends per share reflect those paid during each fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates on the respective payment dates.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Primarily because of the business areas and geographical areas where it operates, and the highly competitive nature of the industry to which it belongs, Matsushita is exposed to a variety of risks and uncertainties in carrying out its businesses, including, but not limited to, the following:

This section includes forward-looking statements and future expectation as of March 31, 2006.

Risks Related to Economic Conditions

Weakness in Japanese and global economies may cause reduced demand for Matsushita’s products

Demand for Matsushita’s products and services may be affected by general economic trends in the countries or regions in which Matsushita’s products and services are sold. Economic downturns and resulting declines in demand in Matsushita’s major markets worldwide may thus adversely affect the Company’s business results and financial condition.

Currency exchange rate fluctuations could adversely affect Matsushita’s financial results

Although Matsushita is taking measures to reduce or hedge against foreign currency exchange risks, foreign exchange rate fluctuations may adversely affect its business, operating results and financial condition, because Matsushita’s international business transactions and costs and prices of Matsushita’s products and services in overseas countries are affected by foreign exchange rate changes. In addition, foreign exchange rate changes can also affect the yen value of Matsushita’s investments in overseas assets and liabilities because Matsushita’s consolidated financial statements are presented in Japanese yen. Generally, an appreciation of the yen against other major currencies such as the U.S. dollar and the euro may adversely affect Matsushita’s operating results. Meanwhile, a depreciation of the yen against aforementioned major currencies may have a favorable impact on Matsushita’s operating results.

Interest rate fluctuations may adversely affect Matsushita’s financial results

Matsushita is exposed to interest rate fluctuation risks which, despite measures taken to hedge such risks, may affect the Company’s operational costs, interest expense, interest income and the value of its financial assets and liabilities.

Decreases in the value of Japanese stocks may adversely affect Matsushita’s financial results

Matsushita holds mostly Japanese stocks as part of its investment securities. Over the past several years, the value of most of these stocks has dropped substantially due to the stagnant Japanese economy, resulting in losses in valuation declines of investment securities. Such decreases in the value of stocks may continue, causing further adverse effects to Matsushita’s financial results. The decrease in the value of Japanese stocks may also reduce stockholders’ equity on the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

Risks Related to Matsushita’s Business

Matsushita is subject to intense competition in areas in which it operates, and this may adversely affect its ability to maintain its profitability

Matsushita develops, produces and sells a broad range of products and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. Matsushita may choose not to fund or invest in one or more of its businesses to the same degree as its competitors in those businesses do, or it may not be able to do so in a timely manner or at all. These competitors may have greater financial, technological, and marketing resources than Matsushita in the respective businesses in which they compete.

Rapid declines in product prices may adversely affect Matsushita’s financial results

Matsushita’s business is subject to intense price competition worldwide, which makes it difficult for the Company to determine product prices and maintain adequate profits. Such intensified price competition may adversely affect Matsushita’s profits, especially in terms of possible decreases in demand. For the year ending March 31, 2007, Matsushita expects that its product prices in many business areas will continue declining, as has been the case in recent years.

Matsushita’s business is, and will continue to be, subject to risks generally associated with international business operations

One of Matsushita’s business strategies is business expansion in overseas markets. In many of these markets, Matsushita may face risks generally associated with international manufacturing and other business operations, such as political instability, cultural and religious differences, the spread of infectious diseases and labor relations, as well as economic uncertainty and foreign currency exchange risks. Matsushita may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with customers, subcontractors or parts suppliers. Matsushita may also experience various political, legal or other restrictions over investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or rate of taxation in countries where Matsushita operates businesses. With respect to products exported overseas, tariffs, other barriers or shipping costs may make Matsushita’s products less competitive in terms of price. Expanding its overseas business may require significant investments long before Matsushita realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

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

Matsushita may not be able to develop product formats that can prevail as de facto standards

Matsushita has been forming alliances and partnerships with other major manufacturers to strengthen technologies and the development of product formats, such as next-generation home and mobile networking products, data storage devices, and software systems. Despite these efforts, Matsushita’s competitors may succeed in developing de facto standards for future products before Matsushita. In such cases, the Company’s competitive position, operating results and financial condition could be adversely affected.

Matsushita may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals

Matsushita’s future success depends largely on its ability to attract and retain certain key personnel, including scientific, technical and management professionals. Matsushita anticipates that it will need to hire additional skilled personnel in all areas of its business. Industry demand for such employees, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense. Because of this intense competition for skilled employees, Matsushita may be unable to retain its existing personnel or attract additional qualified employees to keep up with its future business needs. If this should happen, Matsushita’s future growth, operating results and financial condition could be adversely affected.

Alliances with, and strategic investments in, third parties undertaken by Matsushita may not produce positive results

Matsushita develops its business by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in venture companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Matsushita’s goal of introducing new products and services, but Matsushita may not be able to successfully collaborate or achieve expected synergies with its partners. Matsushita does not, however, control these partners, who may make decisions regarding their business undertakings with Matsushita that may be contrary to Matsushita’s interests. In addition, if these partners change their business strategies, Matsushita may fail to maintain these partnerships.

Matsushita is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner, and at a reasonable price

Matsushita’s manufacturing operations depend on obtaining raw materials, parts and components, equipment and other supplies including services from reliable suppliers in adequate quality and quantity in a timely manner. It may be difficult for Matsushita to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the interruption of supply or increased industry demand. This may adversely affect the Matsushita’s operations. Although Matsushita decides purchase prices by contract, the prices of raw materials including oil, parts and components, may increase due to changes in supply and demand. Some components are only available from a limited number of suppliers, which also may adversely affect Matsushita’s operations.

Matsushita is exposed to the risk that its customers may encounter financial difficulties

Many of Matsushita’s customers purchase products and services on payment terms that do not provide for immediate payment. If customers from whom Matsushita has substantial accounts receivable encounter financial difficulties and are unable to make payments on time, Matsushita’s business, operating results and financial condition could be adversely affected.

Risks Related to Matsushita’s Management Plans

Matsushita has implemented its mid-term management plan “Leap Ahead 21” (announced on January 9, 2004) for the three-year term ending March 2007. Matsushita’s business vision focuses on “realizing a ubiquitous networking society” and “contributing to coexistence with the global environment” through cutting-edge technologies. Based on this vision, Matsushita aims to become a company that creates more value for customers. Due mainly to the various risk factors described in this section, Matsushita may not be successful in achieving all the goals set out in its mid-term business plan. In addition, Matsushita may not be able to improve efficiency or realize growth through these measures due to the increased costs arising from unexpected additional reorganization or restructuring, improper allocation of operational resources or other unpredictable factors. Also, Matsushita announced on April 28, 2006, its annual forecast and major initiatives for the year ending March 31, 2007. However, Matsushita may not be successful in achieving all the targets or in realizing the expected benefits because of external and internal factors.

Risks Related to Legal Restrictions and Litigations

Matsushita may be subject to product liability or warranty claims that could result in significant direct or indirect costs

The occurrence of defects in Matsushita’s products could make Matsushita liable for damages not covered by product and completed operation liability insurance, whereby the Company could incur significant expenses. Due to negative publicity concerning these problems, Matsushita’s reputation, corporate and brand image, and sales activities may be adversely affected.

Matsushita may fail to protect its proprietary intellectual properties, or face a claim of intellectual property infringement by a third party, and may lose its intellectual property rights on key technologies or be liable for significant damages

Matsushita’s success depends on its ability to obtain intellectual property rights covering its products and product design. Patents may not be granted or may not be of sufficient scope or force to provide Matsushita with adequate protection or commercial advantage. In addition, effective copyright and trade secret protections may be unavailable or limited in some countries in which Matsushita operates. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Matsushita. Matsushita obtains licenses for intellectual property rights from others; however, such licenses may not be available at all or on acceptable terms only in the future. Litigation may also be necessary to enforce Matsushita’s intellectual property rights or to defend against intellectual property infringement claims brought against Matsushita by third parties. In such cases, Matsushita may incur significant expenses for such lawsuits. Furthermore, Matsushita may be prohibited from using certain important technologies or liable for damages in cases of admitted violations of intellectual property rights of others.

Changes in accounting standards and tax systems may adversely affect Matsushita’s financial results and condition

Introduction of new accounting standards or tax systems, or changes thereof, which Matsushita cannot predict, may have a material adverse effect on the Company’s financial results and operations. In addition, if tax authorities have different opinions from Matsushita on the Company’s tax declarations, Matsushita may need to make larger tax payments than estimated.

Payments or compensation related to environmental regulations or issues may adversely affect Matsushita’s business, operating results and financial condition

Matsushita is subject to environmental regulations such as those relating to air pollution, water pollution, elimination of hazardous substances, waste management, product recycling, and soil and groundwater contamination, and may be held responsible for certain related payments or compensation. Furthermore, if these regulations become stricter and an additional duty of eliminating the use of environmentally hazardous materials is imposed, or if the Company determines that it is necessary and appropriate, from the viewpoint of corporate social responsibility, to respond to environmental issues, the payment of penalties for the violation of these regulations or voluntary payment of compensation for consolation to parties affected by such issues may adversely affect Matsushita’s business, operating results and financial condition.

Leaks of confidential information may adversely affect Matsushita’s business

In the normal course of business, Matsushita holds confidential information, mainly about customers regarding credit worthiness and other information, as well as confidential information about companies and other third parties. Such information may be leaked due to an accident or other inevitable cause, and any material leakage of confidential information may result in significant expense for related lawsuits and adversely affect Matsushita’s business and image. Moreover, there is a risk that Matsushita’s trade secrets may be leaked by illegal conduct or by mere negligence of external parties, etc. If such is the case, Matsushita’s business may be adversely affected.

Governmental laws and regulations may limit Matsushita’s activities or increase its operating costs

Matsushita is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations due to the implementation of stricter laws and regulations and stricter interpretations. However, to the extent that Matsushita cannot comply with these laws and regulations, or if they become stricter and Matsushita determines that it would not be economical to continue to comply with them, Matsushita would need to limit its activities in the affected business areas. In addition, these laws and regulations could increase Matsushita’s operating costs.

Risks Related to disasters or unpredictable events

Matsushita’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Matsushita’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Matsushita also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters such as earthquakes, fires, floods, wars, terrorist attacks, computer viruses or other events occur, or Matsushita’s information system or communications network breaks down or operates improperly, Matsushita’s facilities may be seriously damaged, or the Company may have to stop or delay production and shipment. Matsushita may incur expenses relating to such damages.

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

Realizability of deferred tax assets may increase Matsushita’s provision for income tax

In assessing the realizability of deferred tax assets based on the expected future generation of taxable income, Matsushita considers whether it is more likely than not that any portion or all of the deferred tax assets will not be realized. If Matsushita determines that temporary differences and loss carryforwards cannot be realized upon the generation of future taxable income during the deductible periods due to deteriorating business conditions, valuation allowance against deferred tax assets could be recognized and Matsushita’s provision for income tax may increase.

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

GENERAL

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha (Address: 1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan. Phone : +81-6-6908-1121 / Agent : Mr. Yoichi Nagata, Director of Overseas Investor Relations of Matsushita Electric Industrial Co., Ltd.) as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of humankind through the supply of quality consumer electric and electronic goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white TVs and refrigerators. During the 1950s, Matsushita expanded its operations by establishing mass production and mass sales structures to meet increasing domestic demand, while also creating subsidiaries, making acquisitions and forming alliances. During the 1960s, Matsushita expanded its overseas businesses, and its products started obtaining worldwide recognition.

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

In June 1995, Matsushita sold an 80% equity interest in MCA (subsequently renamed Universal Studios, Inc.) which the Company purchased in December 1990, to The Seagram Company Ltd. (currently Vivendi Universal S.A.) for approximately U.S.$5.7 billion, leaving the Company with a minority interest. And in February 2006, Matsushita sold the remaining shares to Vivendi Universal S.A.

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

In March 1998, the Company announced a package of new management initiatives aimed at better sharing of interests with shareholders. As part of this package, management implemented, with approval at the annual shareholders’ meeting in June 1998, the repurchase of 50 million shares of the Company’s common stock, spending approximately 99 billion yen during fiscal 1999.

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

Also on April 1, 2003, Matsushita launched another joint venture company with Toshiba, upon separating their respective cathode ray tube (CRT) businesses with the exception of domestic CRT manufacturing operations. The new company, Matsushita Toshiba Picture Display Co., Ltd. (MTPD), aimed to maintain a competitive position in the global CRT market by integrating Matsushita and Toshiba’s advanced CRT technologies, as well as both companies’ product development and manufacturing capabilities. The Company formerly accounted for the investment in MTPD and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with FIN 46R, “Consolidation of Variable Interest Entities,” as a result of certain restructuring activities of MTPD. At March 31, 2006, the Company has a 64.5% equity ownership in MTPD.

Upon the aforementioned Groupwide restructurings, in April 2003, to prepare a framework that enables each business domain company to implement autonomously responsible management, Matsushita established a new global consolidated management system that focuses on capital efficiency and cash flows.

Based on an agreement with Minebea Co., Ltd. (Minebea) signed in August 2003, certain businesses in the information equipment motor field of Matsushita were transferred to Minebea-Matsushita Motor Corporation, a joint venture of Matsushita and Minebea established on April 1, 2004. Of the new joint venture company’s stated capital of 10 billion yen, 60% was invested by Minebea and 40% by Matsushita.

Since fiscal 2003, Matsushita has been gradually shifting its focus from restructuring to growth. Matsushita made concerted efforts to enhance product competitiveness. V-products, which aim to capture leading shares in high-volume markets made a significant contribution to overall business results.

In April 2003, Matsushita announced that it would position the Panasonic brand as a globally unified brand for overseas markets under the global brand slogan of “Panasonic ideas for life.” This new brand strategy conveys to customers all over the world a new image for the Company and its products, while further enhancing brand value.

In December 2003, Matsushita reached a basic agreement regarding a comprehensive business collaboration with its affiliate, Matsushita Electric Works, Ltd. (MEW), after which Matsushita initiated a tender offer for additional shares of MEW. As a result of the tender offer in which the Company purchased an additional 140,550 thousand shares of common stock of MEW at the total cost of 147 billion yen, MEW, PanaHome Corporation and their respective subsidiaries became consolidated subsidiaries of the Company in April 2004. Through collaboration, Matsushita and MEW aim for global excellence by maximizing synergy effects between the two companies to create new growth. Furthermore, Matsushita and MEW unified product designs, opened joint showrooms and introduced a series of Collaboration V-products that incorporate differentiated technologies of both companies, such as modular furniture systems, tank-less toilets, bathroom systems, high efficiency lighting systems and Integrated IP Network Platforms for building and area security management systems. For fiscal 2005, Matsushita and MEW also integrated overlapping businesses in the area of electrical supplies, building materials and equipment, home appliances and industrial equipment, and reformed distribution channels to establish an optimized, customer-oriented operational structure.

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

“LEAP AHEAD 21” PLAN

Matsushita’s business vision focuses on “realizing a ubiquitous networking society” and “contributing to coexistence with the global environment” through leading-edge technologies. Based on this vision, Matsushita will make efforts to achieve global excellence in 2010, or in other words, to become a leading company in all aspects of management and a company that is supported by its customers worldwide. As the midpoint toward achieving this goal, Matsushita established its new mid-term management plan “Leap Ahead 21,” for the three-year term from fiscal 2005 through 2007.

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

Matsushita continued investments into strategic businesses and promoted business alliances primarily for flat-panel TVs which global demand is expected to increase significantly.

In January 2005, Matsushita jointly established IPS Alpha Technology, Ltd. with Hitachi, Ltd. (Hitachi), Hitachi Displays, Ltd. and Toshiba Corporation. IPS Alpha Technology, Ltd. began mass production of high-quality panels for LCD TVs in May 2006.

The Company also continues comprehensive collaboration with Hitachi in PDP business, covering development, production, marketing and intellectual property rights. Together, Matsushita and Hitachi will work to improve product performance, lower costs, raise productivity and conduct joint sales promotions, with the aim of building a mutually beneficial cross-licensing relationship.

In fiscal 2006, Matsushita strategically focused investments into cutting-edge system LSIs and other semiconductors that serve as key components in digital AV products, and PDPs, for which global demand is expected to increase significantly. In September 2005, operations commenced at the third domestic PDP plant in Amagasaki, Japan. A month later, Matsushita began mass production of system LSIs from 300mm wafers at its plant in Uozu, Japan.

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

Since 2001, Matsushita has utilized a cell-style production system, mainly at domestic facilities, where assembly of each product is performed by a single person or a small team. In the process, Matsushita has achieved notable results in terms of improved productivity and employee job satisfaction. Cell-style production results in improved cost-competitiveness by making continual improvements, shortening delivery times and minimizing inventory. In March 2005, Matsushita expanded this initiative with a Next Cell Production Project, which targets the further reduction of inventories. Furthermore, the Company will utilize IT to manage such initiatives at Just in Time Production and Vendor Managed Inventory, in which inventory is controlled by each vendor.

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

R&D Strategy

With regard to R&D, the Company will strengthen technological capabilities from a 10-year perspective, with the ultimate goal of consistently creating new value-added products and services. In line with this goal, the Corporate R&D Group established the ten-year Technology Vision as a corporate roadmap for the development of technologies in such areas as next-generation system LSIs, networkable consumer electronics and fuel cell cogeneration systems for the home. Shared company-wide and reviewed annually, this roadmap will be the basis for the selection of R&D projects, and the concentration of resources into them. Through Development Process Innovation Management (DPIM) at each business domain company, based on evaluation of return on investment, Matsushita will further reduce product development lead times.

New Initiatives to Maximize Shareholder Value

In fiscal 2005, Matsushita started to implement new initiatives to maximize shareholder value, including policies to increase dividend payments and execute its own share repurchases. Historically, Matsushita has maintained stable levels of cash dividends. Then, in fiscal 2005, the Company reassessed this policy and, in line with growth strategies outlined in the Leap Ahead 21 plan, decided to proactively return profits to shareholders taking into consideration consolidated business performance. Specifically, the Company provides shareholder return in the form of cash dividends and share repurchases, with due consideration to the level of cash flows. With respect to dividends, Matsushita pursues steady and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the Company’s financial condition. As for share repurchases, the Company aims to achieve reductions in the total number of outstanding shares, in effect, in an effort to raise shareholder value on a per-share basis. Based on this new policy, in fiscal 2005, Matsushita increased annual cash dividends to 15 yen per share and, in effect, reduced outstanding shares through repurchases of approximately 60 million of its own shares for approximately 92.9 billion yen from the market. Matsushita plans to increase total dividends per share for fiscal 2007 to 30 yen per share, compared with 20 yen per share in fiscal 2006. From May 2005 to the end of March 2006, the Company executed share repurchases from the market totaling approximately 83 billion yen, and plans to repurchase a maximum of 50 million shares, up to 100 billion yen, from May 2006 to the end of March 2007.

Meanwhile, with recent trends toward the globalization of capital markets, corporate acquisitions are likely to increase. Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, the Company established a new policy regarding large-scale purchases of Matsushita shares (ESV* plan). The ESV Plan will also continue through fiscal 2007. (For further details, see No. 15.1 of Item 19.)

In June 2006, Fumio Ohtsubo became President of Matsushita. Under its new management, Matsushita will continue to pursue innovation to achieve global excellence in 2010 and contribute to a ubiquitous networking society and coexistence with the global environment.

* ESV stands for Enhancement of Shareholder Value.

CAPITAL INVESTMENT

Total capital investment amounted to 271 billion yen, 374 billion yen and 346 billion yen for fiscal 2004, 2005 and 2006, respectively. The increase of capital investment during fiscal 2005 from the previous year is attributed partly to the consolidation of MEW and PanaHome and their respective subsidiaries. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measures, see “Overview—Key performance indicators” in Section A of Item 5.) In these years, Matsushita curbed capital investment in a number of business areas, in line with an increased management emphasis on cash flows and capital efficiency, as seen in an increased adoption of cell-style production, which allowed the use of smaller scale facilities. Matsushita did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key areas as semiconductors, particularly advanced system LSIs, PDPs and other strategic products.

B.	Business Overview

SALES BY BUSINESS SEGMENT

Matsushita is engaged in the production and sales of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by business segment for the last three fiscal years:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2006		2005		2004
AVC Networks	3,986	3%	3,859	1%	3,840	5%
Home Appliances	1,241	1	1,230	1	1,223	2
Components and Devices	1,368	(7)	1,469	(12)	1,660	(3)
MEW and PanaHome	1,747	4	1,686	—	—	—
JVC	703	(4)	730	(11)	819	(4)
Other	1,315	28	1,027	8	949	16
Eliminations	(1,466)	—	(1,287)	—	(1,011)	—

Total	8,894	2%	8,714	17%	7,480	1%

* Percentage above reflect the changes from the previous year.

Notes:	1.	MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, a new business segment, “MEW and PanaHome,” has been added from fiscal 2005.

	2.	Under the collaboration with MEW, the Company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, fiscal 2005 business segment information for “Home Appliances” and “MEW and PanaHome” has been reclassified to conform with fiscal 2006 for information by business segment.

AVC Networks

Matsushita’s principal products in the AVC Networks segment include video and audio equipment and information and communications equipment. Incorporating Matsushita’s cutting-edge technologies, AVC Networks provides products, software, services and solutions that contribute to the realization of a ubiquitous networking society. As a leading manufacturer in many product lines in the AVC Networks segment, Matsushita has been striving to achieve new growth by offering competitive digital and networkable products based on the Company’s proprietary technologies, designed to differentiate products and strengthen cost-competitiveness facilitated by the vertical integration by in-house production of key components and devices.

In TVs, Matsushita produces a broad range of models to meet all segments of demand in domestic and international markets, ranging from cathode ray tube (CRT) models to flat-panel TVs, such as plasma TVs and liquid crystal display (LCD) TVs. For large-screen flat-panel TVs, the global demand for which is rapidly expanding, especially in plasma TVs as leading products, Matsushita maintains a vertically integrated manufacturing structure from key components and devices, such as plasma display panel (PDP), to finished products. In fiscal 2004, Matsushita adopted a new global brand of VIERA series for its flat-panel TVs and introduced new HD plasma TVs with built-in a unique picture enhancement accelerator with kinetic system (PEAKS) for outstanding picture quality. In fiscal 2005, Matsushita introduced digital HD plasma TVs, which realized the highest level of picture quality in the industry, featuring an advanced PEAKS system, as well as enhanced media networking functions that can record video on SD Memory Cards. The Company also introduced the world’s first 65-inch HD plasma TV and responded to the growing demand of large-screen TVs. Then, in fiscal 2006, Matsushita realized full HD (2.07 million pixels of 1,920 horizontal and 1,080 vertical pixels) of the 65-inch plasma TV and developed the world’s largest 103-inch full HD PDP, aiming to commercialize the product during 2006. To maintain top market shares in plasma TVs, the Company has been expanding PDP manufacturing facilities and strengthening its production capabilities. In February 2004, the Company started manufacturing of plasma TVs at its No. 2 domestic plant in Osaka, Japan, expanding annual production capacity to 1.8 million units worldwide in December 2004. Responding to the growing demand of plasma TVs, a No. 3 domestic plant began operating in September 2005, thus expediting annual production to 3.6 million units worldwide in December 2005. The No. 3 domestic plant will reach full capacity in fiscal 2007, boosting worldwide capacity to 5.5 million units.

Regarding LCDs, Matsushita and Toshiba Corporation (Toshiba) combined their respective LCD operations and jointly established Toshiba Matsushita Display Technology Co., Ltd. in April 2002, which manufactures LCD panels for PCs, mobile phones and smaller screen TVs with screen sizes 20-inches and under. For LCD TVs with screen sizes of 26- to 32-inches, the Company jointly established IPS Alpha Technology, Ltd. with Hitachi, Ltd., Hitachi Displays, Ltd. and Toshiba in January 2005 and began mass producing in June 2006 aiming to secure a stable supply of high-quality TV-use LCD panels. Regarding CRTs, in order to strengthen competitiveness, Matsushita and Toshiba integrated CRT operations and established Matsushita Toshiba Picture Display Co., Ltd., in April 2003, and accelerated business and organizational restructuring including closure/integration of locations, thereby creating an optimum structure that facilitates the effective use of management resources. (See Section A of this Item 4 for more information about joint ventures related to CRT and LCD).

As for DVDs, Matsushita offers a wide range of DVD recorders and players. Since introducing the world’s first consumer-use DVD recorder in 2000, the Company has been the market forerunner in this segment. In fiscal 2004, Matsushita began simultaneous global product introductions for a new line of DVD recorders, adopted a new global brand of DIGA series for its DVD recorders and accelerated product shift from VHS video recorders to DVD recorders. In particular, Matsushita introduced a series of new models, such as the industry’s first DVD/VCR combination model and a model which allows remote programmability via mobile phones. In fiscal 2005, the Company continued to lead the industry by launching a series of competitive models, such as the industry’s first DVD/VCR combination models with built-in hard disk drives (HDDs) and IP network-compatible models which allow access from personal computers (PCs) and mobile phones. In fiscal 2006, Matsushita expanded a new series of DVD recorders with HD compatible models in Japanese market and launched digital broadcast-ready models in Europe ahead of competitors. Furthermore, Matsushita enhanced user-friendliness by introducing new models which are compatible to different DVD formats, and by significantly shortening times required to display program guides and begin recording, as well as incorporating universal design concepts. Such innovations helped Matsushita maintain its top global share in DVD recorders.

For SD Memory Cards, the use of SD Memory Card in PCs, mobile phones, car navigation systems and other new products is rapidly increasing, as well as providing a bridge media for flat-panel TVs and other digital AV products, thereby solidifying the SD Memory Card’s position as the industry standard.

For digital cameras which is the centerpiece of SD Memory Card compatible products, new models that leverage unique and advanced technologies, such as aspherical lenses and optical image stabilizers (OIS), enjoyed notable market success in fiscal 2004. In fiscal 2005, a new model featuring OIS and a large 2.5-inch LCD in a slim 24.2 mm body achieved one of the top shares in the domestic market and contributed to sales growth. In fiscal 2006, new technologies such as the industry’s first EX optical x19 zoom function and the world’s first 16:9 wide CCD were well-received and maintained one of the top shares in the Japanese domestic market. Overseas sales of digital cameras also increased, particularly in the European market.

For video cameras, Matsushita introduced a new line of compact easy-to-use models incorporating OIS and 3CCD camera system featuring outstanding picture quality for both video and still pictures. The 3CCD camera system which uses separate CCD to process each of the three primary components of light (Red/Green/Blue) boosts one of the highest levels of picture quality in the industry. To meet diversified consumer needs by leveraging the strengths of its OIS and 3CCD technologies, Matsushita expands development of products compatible with DVD, SD Memory Cards and other bridge media from conventional digital video tape models. In fiscal 2006, Matsushita expanded its lineups of DVD video cameras. In October 2005, Matsushita introduced the world’s smallest high-resolution SD Memory Card camcorder. In February 2006, the Company also launched the first 3CCD DVD camcorder for global markets.

In audio equipment, Matsushita produces a variety of products, including home audio equipment such as mini-component stereo systems, home theater systems, and portable audios such as radios, radio cassette recorders and headphone players/recorders. The demand for audio equipment is shifting rapidly from analog to digital products. Particularly, demand continues to grow for digital audio players compatible with PCs and Matsushita promotes SD audio players which enable to enjoy music without the use of PC. In April 2005, Matsushita simultaneously unveiled digital audio players, using the SD Memory Cards as a bridge media, and the world’s first mini-component stereo system featuring an SD card slot and the aforementioned digital audio players were well-received in the Japanese market. In November 2005, the Company strengthened its product lineup with the launch of mini-component stereo system equipped with a hard disk drive. By utilizing SD Memory Cards as a bridge media, Matsushita proposes a new way to enjoy music in the car in place of conventional cassette tapes, and through mobile phones particularly in Japan.

With respect to PCs, Matsushita continued to upgrade its notebook models over the last several years, concentrating on lightweight notebook PCs and ruggedized notebook PCs. In fiscal 2004, Matsushita introduced the world’s lightest (1,299 grams) B5-sized notebook PC with a 12.1-inch LCD screen and a built-in DVD-ROM and CD-R/RW combination drive. In fiscal 2005, Matsushita introduced the world’s lightest (1,290 grams) B5-sized notebook PC with a 12.1-inch LCD screen and a built-in DVD Super Multi Drive that is compatible with the DVD-RAM, DVD-R, DVD-RW, +R and +RW formats. In February 2006, Matsushita announced new models for the domestic market, featuring the world’s longest battery running time and the lightest model in its class. Matsushita will continue to provide high value- added products in this segment to remain an industry leader.

In the area of PC peripherals, Matsushita has been focusing on upgrading its optical disc drive lineups. To meet the demand for slimmer, lighter-weight optical disc drives for notebook PCs, in fiscal 2004, the Company introduced the industry’s thinnest and lightest DVD multi drives compatible with DVD-RAM, DVD-R and DVD-RW formats. In fiscal 2006, Matsushita’s slim products, including the industry’s thinnest (9.5 mm) DVD Super Multi Drive, maintained the No. 1 share in the global market. In addition, Matsushita completed the development of a next-generation, high-capacity Blu-ray Disc Drive.

In the area of mobile communications equipment, in recent years Matsushita has developed and introduced a number of new mobile phones with advanced function, stylish design and ease-of-use. In fiscal 2004, Matsushita introduced a new model with a built-in auto-focus 1.28 megapixel CCD camera and interchangeable decorative jackets with which users can enjoy their favorite designs in Japan. Meanwhile, Matsushita expanded its business in overseas markets, GSM standard mobile phones including clamshell design camera-equipped handsets and ultra-compact, stylish models received favorable acclaim in Europe and China. In fiscal 2005, new models with interchangeable decorative jackets and SD memory card compatibility, aimed at strengthening coordination with AV equipment, were introduced in Japan. However, in overseas markets, performance of mobile phones on the whole was unfavorable, due to such factors as increased inventory in the Chinese market and intensified price competition in Europe and Asia. In fiscal 2006, new models released in Japan, such as a 3G mobile phone that enables users to watch terrestrial digital broadcasting with outstanding picture quality, led to favorable domestic results. Meanwhile, overseas mobile phone markets faced rapid price declines in 2.5G mobile phones, as demand continues to shift to 3G. Owing to these factors, performance of the mobile phone business on the whole has continued to be severe. In light of this situation, Matsushita announced that it will phase out overseas 2.5G mobile phone businesses, and subsequently restructure certain overseas locations, including manufacturing operations in the Philippines and the Czech Republic. Matsushita will concentrate management resources on development of post-3G, next-generation technologies.

In the area of fixed-line communications, Matsushita integrated its communications and digital imaging technologies through a merger of two major subsidiaries in early 2003. As a result, in addition to its lineup of telecom products such as facsimile equipment, cordless telephones, copiers and printers, the Company has, in recent years, developed multifunction digital equipment that integrate facsimile, copier, printer, scanner and telephone functions into a single unit. In fiscal 2005, the Company has also introduced network cameras which are compatible with IPv6, the next-generation communications standard, and other network-related products such as TV door intercom systems with wireless color-monitor-equipped handsets. In fiscal 2006, strong sales of telephones and facsimile machines led to an increased global market share for these products, while a new TV door intercom system with wireless color monitor handsets, the first product of its type, received market acclaim. In the U.S. market, Matsushita launched an High Definition Power Line Communication (HD-PLC) module that enables high-speed data transmission over existing power lines by simply plugging the module into an electrical outlet. In full-color digital multifunction products (MFPs), Matsushita introduced new models boasting the world’s fastest start-up time (just 15 seconds), made possible through the Company’s unique induction-heating (IH) technology, which also contributes to significant energy savings.

In the area of automotive electronics, Matsushita supplies advanced car navigation systems for the domestic market, while further promoting global expansion in car audio equipment. Demand has grown steadily for DVD-equipped car multimedia systems. In response, in fiscal 2004, the Company introduced a new car navigation system series in Japan that incorporates DVD and other AV entertainment features. The Company continued to launch new products in this series in fiscal 2005. Favorable sales of these car navigation systems, featuring improved AV functions such as outstanding picture quality and high-resolution wide-screen monitors, improved Matsushita’s domestic market share. In fiscal 2006, taking the lead in the introduction of new products, Matsushita continued robust domestic sales of its Strada series of car navigation systems with digital tuners that allow viewing of high-quality terrestrial digital TV broadcasts. Overseas, the Company launched the Strada series in China, a market characterized by its high-growth potential. Driven by strong sales, particularly in North America, Matsushita retained its leading global position in rear-seat entertainment systems. Receiving high market acclaim for user-friendliness, the Company also achieved the top position in Japan for its Electronic Toll Collection (ETC) terminals with voice confirmation functions. Moreover, the Company increased sales in a variety of electrical devices including batteries for hybrid cars, which continue to enjoy increased demand, car-mounted cameras and intelligent keyless systems.

In the area of broadcast-use AV equipment and systems, DVCPRO camera recorder systems remain the Company’s flagship product. In fiscal 2004, Matsushita announced the new DVCPRO P2, which is designed to use SD Memory Cards as an alternative recording media to video tape. Meanwhile, with the start of terrestrial digital broadcasting in Japan in December 2003, Matsushita supplied digital broadcasting systems, including a compact, lightweight DVCPRO series, to major TV broadcasting stations in Japan. Sales of set-top boxes for cable TVs were also favorable. Meanwhile, Matsushita’s leading position in the global in-flight AV systems market has been strengthened by continued deliveries of popular AV systems with LCD monitors and advanced personal multimedia systems that allow passengers to enjoy in-flight entertainment and shopping from their seats. In fiscal 2006, Matsushita released a series of systems and products that provide total building and area security solutions, utilizing an Integrated IP Network Platform developed in close collaboration with MEW. Within this product range, the Company’s megapixel network camera received market acclaim for outstanding picture quality. With the establishment of an Integrated IP Network Platform Center in October 2005, Matsushita is accelerating business development of comprehensive security businesses. Other products, including payment terminals for logistics industries and product tracking systems, also contributed to increased sales.

Home Appliances

Matsushita’s principal products in this segment include home appliances, such as washing machines, vacuum cleaners, dishwasher/dryers, rice cookers, microwave ovens and induction-heating (IH) cooking equipment; refrigeration and air conditioning equipment such as refrigerators and room air conditioners; and household equipment, mainly electric and gas water heating systems, and sanitary equipment. This segment also includes healthcare systems, lighting, and environmental systems.

In home appliances, Matsushita strives to develop products based on environmental technologies and universal design concepts that meet rapidly changing customer needs and growing interest in health and the environment, providing products and services that foster a sense of security and brand loyalty.

In the area of electric home appliances and refrigeration and air conditioning equipment, Matsushita in fiscal 2004 introduced a hydrofluorocarbon (HFC)-free, energy-saving refrigerator that preserves food while removing odors and eliminating bacteria, and an air conditioner that features ventilating functions and a unique oxygen charging technology. Also in fiscal 2004, the Company announced a tilted-drum washer/dryer incorporating universal design concepts and environmentally friendly features. In fiscal 2005, the Company expanded its lineup, and these washer/dryers seized the top share in domestic unit sales by model type. Also in fiscal 2005, Matsushita launched a dishwasher/dryer that utilizes a highly concentrated detergent mist to lift and remove stains, air conditioners with automatic filter cleaning and dust removal functions, refrigerators with full-open food drawers that allow easy access to hard-to-reach areas, and other unique products. Furthermore, in global markets, the Company expanded sales of high-value-added home appliances in China and Asia, while at the same time enhancing brand image. Products for these markets include tilted-drum washer/dryers, HFC-free refrigerators and air conditioners with oxygen enrichment functions. In fiscal 2006, Matsushita increased sales in home appliances products such as more energy-efficient tilted-drum washer/dryers to employ a heat-pump drying system, air conditioners that requires no cleaning or filter change for 10 years and refrigerators with 50% more freezer space that was well-received in the domestic market. Overseas, Matsushita began production of tilted-drum washer/dryers at its Hangzhou, China plant in August 2005, aiming to increase production capacity in China.

In the area of household equipment, in fiscal 2004, a new water heating system was launched. This product uses CO2 as a natural refrigerant and boasts the industry’s highest energy efficiency. In fiscal 2005, Matsushita, together with Tokyo Gas Co., Ltd., introduced a fuel cell co-generation system for the home. In CO2 water heating systems, the Company maintained high domestic market shares by strengthening product competitiveness and expanding product lineups in fiscal 2006.

In the healthcare systems business, in fiscal 2004, Matsushita’s blood glucose monitoring system that measures the glucose level quickly and accurately with just a small amount of blood contributed to the Company’s sales increase. In fiscal 2005, Matsushita expanded product lines of ultrasonic diagnostic equipment. In fiscal 2006, the Company introduced the world’s first cordless rechargeable carbon dioxide surgical laser for dental use.

In the lighting business, in fiscal 2003 Matsushita developed an electrodeless ballasted compact fluorescent lamp featuring low power consumption and extended life. In fiscal 2004, the Company introduced an incandescent lamp with double life-span of current models. In fiscal 2005, an energy-saving lamp characterized by its spiral-shaped fluorescent tube was introduced with a wide product range. Furthermore, in fiscal 2006, Matsushita significantly increased its market share in consumer-use fluorescent lamps. This strong performance was underpinned by new fluorescent lamps with extended lifetime and spiral-shaped compact fluorescent lamps. Meanwhile, the Company outperformed the industry in sales growth of LCD backlights.

In the environment systems business, in fiscal 2004, Matsushita enjoyed favorable domestic sales of a new product that simultaneously supplies and ventilates air. The Company also supplied solar and wind power generation systems to the 2004 Athens Olympics in fiscal 2004, and the Aichi World Expo in fiscal 2005. In fiscal 2006, overseas sales were particularly strong for ventilation systems. At the same time, the Company released a micro-mist sauna for the bathroom, attracting significant market acclaim in Japan. Also, combining the Company’s black-box technologies with those of MEW, Matsushita launched an ion-generating air purifier, which uses ultra-fine ion particles that penetrate deep into fabric fibers to inhibit bacteria buildup and eliminate unpleasant odors.

Components and Devices

Matsushita’s semiconductor business is primarily made up of integrated circuits (ICs), such as system LSIs and bipolar ICs, discrete devices and image sensors including charge coupled devices (CCDs). Utilizing its extensive know-how and high speed, low-power consumption, and ultra-fine process technologies, Matsushita has been focusing its efforts on five main growth businesses: digital TVs, optical disc-related products, mobile communications, image sensors and automotive devices.

In fiscal 2004, Matsushita began mass production of 0.18-micron FeRAM (ferroelectric random-access memory)-embedded system-on-a-chip (SoC), a system LSI for mobile network applications. Furthermore, in fiscal 2005, to address the challenge of shortened product lifecycles, Matsushita developed an Integrated Platform that combines software and hardware resources across differing product categories to improve R&D efficiency and design quality. In fiscal 2006, the Company expanded applications for digital products such as SD camcorder and mobile phone, featuring the aforementioned Integrated Platform.

In the area of image sensors, in fiscal 2004, the Company developed a MOS image sensor, featuring high image quality and low power consumption. In fiscal 2005, the Company expanded product lines, and began mass-producing and shipping the industry’s smallest camera modules featuring this MOS image sensor. Through these efforts, in fiscal 2006, Matsushita recorded sales growth in image sensors.

Regarding production, overseas operations have been strengthened and expanded. In fiscal 2004, in succession to system LSI, Matsushita began mass production of image sensors in Singapore. Moreover, in Japan, to advance process technology of system LSIs from the conventional 0.13-micrometer process, the Company began construction of a new semiconductor factory, establishing a cutting-edge production process for 300mm wafers in fiscal 2005. In fiscal 2006, Matsushita became the world’s first company to commence mass production of 65-nanometer process system LSIs using 300mm wafers, thereby achieving significant improvements in production efficiency.

The electronic devices business covers a wide range of products in growth markets including digital AV, information communications and automotive electronics. Matsushita strives to develop high value-added products in seven priority areas: capacitors, modules, printed circuit boards, power supply and inductive products, circuit components, electromechanical components and speakers. In fiscal 2004, Matsushita expanded sales with a focus on priority areas including high-fidelity speakers for flat-panel TVs, weight sensors for protective airbags and multilayer printed circuit boards. In fiscal 2005, the Company concentrated efforts in the development of ALIVH (Any Layer Inner Via Hole) multilayer printed circuit boards facilitating compact design and digital TV tuners that enable exceptional picture quality. In fiscal 2006, Matsushita strengthened its lineup with products including, digital TV tuners, high-fidelity speakers for flat-panel TVs, weight sensors for protective airbags and multilayer printed circuit boards. The Company also saw continued strong sales of circuit components for AV equipment and electromechanical components such as automobile switches.

The battery business consists of primary batteries, including dry batteries, and rechargeable batteries, such as lithium-ion batteries. Responding to increased performance requirements for digital equipment, including digital cameras, mobile phones and notebook PCs, Matsushita develops and supplies high-performance batteries, such as long-lasting alkaline batteries and lithium-ion rechargeable batteries. In fiscal 2004, to meet increasing demand from mobile phone manufacturers, the Company reinforced its supply structure for lithium-ion batteries. Meanwhile, in fiscal 2005, Matsushita launched Oxyride, a revolutionary dry battery that provides increased output, and approximately 1.5 times longer battery life, compared with ordinary alkaline batteries in Japan. In fiscal 2006, Matsushita expanded global marketing initiatives for Oxyride, whereby now covering 35 countries worldwide, attracting significant market acclaim, particularly for use in digital equipment. In rechargeable batteries, the Company continued to focus management resources on lithium-ion batteries. In this area, Matsushita is developing products that feature compact design and enhanced overall performance, allowing extended use in such product applications as notebook PCs, mobile phones and other mobile equipment. Matsushita also developed new lithium-ion batteries with higher capacity and the industry’s highest energy density.

In electric motors, Matsushita supplies products that meet growing market needs in terms of efficiency, noise reduction, compact design and energy conservation. These motors are incorporated into various products, including home appliances, AV equipment and industrial equipment. In October 2003, Matsushita transferred the HDD-use fluid dynamic bearing motor business to Matsushita Kotobuki Electronics Industries, Ltd. (currently Panasonic Shikoku Electronics Co., Ltd.), and discontinued operations in two domestic manufacturing subsidiaries in December of that year. In April 2004, Matsushita shifted its information equipment motor business, excluding brushless motors, to a new company jointly established with Minebea Co., Ltd. Meanwhile, in fiscal 2005 Matsushita formed joint ventures with Zhejiang Wolong Hi-Tech Co., Ltd. of China and Daikin Industries, Ltd. of Japan, in the field of induction motors for home appliances. The Company also expanded its home- and industrial-use electric motor manufacturing operations in China to better serve the needs of finished product manufacturers expanding in that region. Fiscal 2006 saw strong sales of power brushless motors for document production equipment, and, in North America, fan motors for refrigerators. Matsushita also accelerated the implementation of its value chain strategy to facilitate close cooperation with finished product divisions, supplying motors for not only conventional products, but also new products such as tilted-drum washer/dryers and DVD recorders, as well as commencing production of compressor motors in China.

MEW and PanaHome

This segment includes Matsushita Electric Works, Ltd. (MEW), PanaHome Corporation (PanaHome) and their respective subsidiaries. Major products in this business include MEW’s electrical construction materials, home appliances, building products, electronic and plastic materials, and automation controls, and PanaHome’s detached housing, home remodeling, and asset and property management businesses.

MEW manufactures, sells, installs and provides services related to a wide variety of products. These include electrical construction materials, home appliances, building products, electronic and plastic materials and automation controls. In fiscal 2005, MEW developed the growing home renovation market, and broadened the scope of its housing materials and equipment operations by providing total solutions in hardware, software and services. MEW also augmented global product competitiveness and market development capabilities through initiatives such as organizational structural reforms in China, where R&D, manufacturing and sales functions were integrated within each individual business unit. In the home appliances business, which includes aesthetic products and fitness machines for the home, MEW further expanded research in the fields of health and ergonomics. In fiscal 2006, MEW, through collaboration with Matsushita, attracted market acclaim with new Collaboration V-products in housing materials and equipment, including bathroom systems, modular kitchens and modular furniture systems for home theaters. In electrical construction materials, sales grew steadily in energy efficient lighting fixtures featuring audio feedback functions, along with household fire-alarm devices. With growing consumer interest in health and beauty, MEW also received significant market acclaim in its home appliances business for aesthetic products and home fitness machines. Furthermore, MEW recorded increased sales in various key areas such as electronics and plastics, including materials for high heat resistance multilayer printed circuit boards, molding compounds for car-mounted components and automation controls for applications in mobile phones and automotive devices.

To provide living spaces that are friendly to both people and the environment, PanaHome focuses product strategies on the “Eco-life” concept, which emphasizes safety, security, health, comfort and high energy efficiency. The Company is developing its main businesses of detached housing, asset and property management and home remodeling based on this “Eco-life” concept. In fiscal 2005, PanaHome focused on solar power generation systems and housing products with features compliant to next-generation energy conservation standards, and also introduced its original external wall tiles using photocatalyst technology to reduce maintenance costs. In fiscal 2006, PanaHome’s detached housing business continued to strengthen new homes with the aforementioned photocatalyst technologies. These technologies were previously used on external wall tiles, and are now applied to windows as well. PanaHome also began marketing “Eco-life” Home, which is particularly suited to cold weather regions. In the asset and property management business, PanaHome met the diversified needs of varied tenant segments, established a structure for providing design recommendations for rental homes, and augmented business proposals to landowners. PanaHome also promoted consulting-style marketing in the home remodeling business, proposing living spaces that incorporate entirely new concepts.

JVC

The JVC segment consists of businesses of Victor Company of Japan, Ltd. and its group companies. Major products in this segment include consumer electronic equipment such as TVs, camcorders, DVD recorders and players, audio systems, car AV, and other AV products, professional electronic equipment, components, and prerecorded audio and video software and recordable media. These products are sold under the “Victor” or “JVC” brand names primarily through JVC’s own sales and distribution networks in Japan and overseas.

Over the last three fiscal years, JVC has placed priority on developing its “Only One” product series that incorporates JVC’s original market-leading audio and visual technology. As a result of these efforts, in fiscal 2005 JVC introduced an HD-ILA hybrid projection TV employing JVC’s unique high-definition micro display device and the industry’s first palm-sized hard disk camcorder “Everio.” In fiscal 2006, JVC achieved monthly production of 20,000 units of HD-ILA hybrid projection TVs in North America, and also began marketing in Japan, Asia, China and Europe. JVC also received global market acclaim in its Everio series camcorders, in which JVC established an industry lead by adopting hard disk drives in place of conventional media.

In the consumer electronics field, JVC has originally placed principal emphasis on display and optical disc products as well as camcorders, car electronics and audio video systems of key business area. In fiscal 2006, JVC focused on HD-ILA hybrid projection systems as the principal business area and also display, camcorder, car electronics, and audio video systems as main business areas in order to meet changing consumer demand.

Digital products and related equipment are growing rapidly in the consumer electronics industry, and in fiscal 2004, JVC expanded its range of LCD TVs and DVD recorders. In fiscal 2005, despite sharp price declines, LCD TVs and the company’s three-in-one VCR-HDD-DVD recorders were well-received in the Japanese market. Overseas, JVC’s unique HD-ILA hybrid projection TV was launched in the U.S., and full-scale market introduction also progressed. Car electronics products recorded strong growth, but sales of digital camcorders were down, and audio systems sales slackened in Europe. In fiscal 2006, JVC strengthened HD-ILA hybrid projection TVs and launched new series of HDD camcorders. Despite such efforts, businesses of DVD recorders and audio equipment struggled. Under these circumstances, with the aim of securing growth and increased profitability, JVC accelerated structural reforms, including dissolution of its in-house company system in favor of a product segment system, and the closure/integration of certain domestic and overseas locations.

In the professional electronics field, JVC has focused on two categories, security and presentation systems. In fiscal 2004 and 2005 sales of security systems, including surveillance cameras, recorded consistent growth. In fiscal 2006, security products faced difficult situations in Japan, although overseas sales in professional-use HDV camera recorders and security products increased.

In the field of components and devices, the fluid dynamic bearing (FDB) motor for HDD received market acclaim for its high quality. In fiscal 2006, sales of FDB motors for HDD were strong, but were offset by the impact of a rapid contraction in the market for deflection yokes for PC monitor and JVC’s initiatives to restructure this business through the selection and concentration of management resources into growth areas.

JVC’s software and media businesses are comprised of the media business which manufactures and sells recordable media and prerecorded audio and video software, and the software business which identifies, develops and manages promising artists, and produces, sells and distributes their content.

JVC’s software business has been operated mainly in Japan. In fiscal 2004, JVC released hit albums from such artists as the Southern All Stars and SMAP. To reinforce its content rights business, JVC established JEN (JVC Entertainment Networks Inc.). Fiscal 2005 was also characterized by severe business circumstances, due to postponement of major releases by popular artists, and decrease in sales of music software stemming from the expiration of sales consignment contracts with key industry players. As for the media business operating worldwide, JVC strengthened sales of such digital media as DVD-RW and Mini DV tapes. Market conditions in fiscal 2005 were tough for recording tapes due to rapid fall in sales prices of Mini DV tapes and declining demand in VHS recording tapes. However, recordable DVD discs grew strongly with the popularization of DVD recorders, mainly in Japan. In fiscal 2006, sales gains were recorded in software and media as a whole. Although the sales of media struggled with sharp price declines for blank media, JVC’s major artists continued to produce hits through Victor Entertainment and Teichiku Entertainment Inc.

Other

Matsushita’s Other segment includes factory automation (FA) equipment, industrial robots, welding machines, power distribution equipment and other industrial equipment. Matsushita strives to enhance services provided to customers through innovative manufacturing processes in circuit manufacturing technology. Responding to various needs of customers at the factory, the Company provides optimal solutions in electronic component mounting, semiconductor mounting, manufacturing processes, welding machines and robots.

In the FA business, Matsushita provides optimal solutions in electronic component mounting, semiconductor mounting and manufacturing processes. Responding to the ever-diversified needs of its customers at the factory, Matsushita provides innovative manufacturing processes in circuit manufacturing technology. In fiscal 2004, the Company enhanced growth by strengthening the electronic component mounting system business and fine device bonding system business supported by active FA equipment demand from Euro-American Electronics Manufacturing Services (EMS) in China, Taiwan and Korea, and Taiwanese manufacturers’ Original Design Manufacturing (ODM) as a result of increasing demand for digital AV products, mobile phones and PCs. In fiscal 2005, the high-speed modular placement machines that boast the industry’s highest productivity recorded solid sales performance. Meanwhile, in the semiconductor mounting business, LCD panel bonders, high-speed die bonders and plasma cleaners achieved favorable results with high levels of precision and productivity. In fiscal 2006, Matsushita continued steady sales growth in the aforementioned electronic component mounting business and semiconductor mounting business. Furthermore, Matsushita developed the industry-first Integrated Process Assembly Cell (IPAC), a modular line that combines electronic component and semiconductor mounting in one platform.

MARKETING CHANNELS

The table below shows a breakdown of Matsushita’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2006		2005		2004
Japan	4,611	52%	4,581	53%	3,478	46%
North and South America	1,387	16	1,283	14	1,327	18
Europe	1,114	12	1,122	13	1,080	15
Asia and Others	1,782	20	1,728	20	1,595	21

Total	8,894	100%	8,714	100%	7,480	100%

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

In fiscal 2005, Matsushita and MEW integrated the sales functions of each of the electrical supplies, building materials and equipment, and home appliances businesses as a part of collaboration between the two companies. Regarding the electrical supplies business, in January 2005, the Corporate Electrical Supplies Sales Division of Matsushita was integrated into MEW and the Corporate Construction Business Promotion Division was newly established within Matsushita. In April 2005, in the building materials and equipment business, the Corporate Housing Equipment Sales Division of Matsushita, excluding the businesses for city gas companies and OEM sales of equipment and instruments, and the Matsushita Housing Equipment & Systems Corporation were transferred and integrated to MEW. Furthermore, in the home appliances business, MEW sales functions for beauty and health products were integrated into Matsushita, whereby Matsushita reorganized the integrated MEW’s sales functions and Corporate Marketing Division for National Brand of Matsushita into a new Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products. The Corporate Marketing Division for National Brand Home Appliances handles such large electric appliances as air conditioners, refrigerators and washing machines, while the Corporate Marketing Division for National Brand Wellness Products is responsible for products in fields such as beauty, health, batteries and lamps.

Overseas Operations

Worldwide, Matsushita has 638 consolidated companies as well as 67 companies which are accounted for by the equity method. International marketing and sales of Matsushita’s products are handled mainly through its sales subsidiaries and affiliates located in respective countries or regions in coordination with business domain companies and regional headquarter companies. In some countries, however, marketing and sales are handled through independent agents or distributors, depending on regional characteristics. Additionally, certain products are also sold on an OEM basis and marketed under the brand names of third parties.

Overseas sales represented approximately 48% of the Company’s total consolidated sales in fiscal 2006.

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

Overseas operations are expected to serve as a “growth engine” for the entire Matsushita Group. Matsushita will therefore further strengthen ties between manufacturing companies in various regions and business domain companies in Japan. Matsushita will also identify strategic products and sales channels for each region and country, and effectively allocate management resources in order to boost sales. In addition to markets in Europe and the United States, Matsushita views the growing BRICs markets as a key to success overseas.

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

SEASONALITY OF BUSINESS

The Company’s business has no significant seasonality in terms of sales or profits. However, for the consumer electronics business, the fiscal third quarter (October to December) is normally a peak period because it falls in the year-end shopping season in Japan and many overseas markets. Additionally, seasonal appliances, such as air conditioners and refrigerators, have different business cycles, sales of which peak in summer. These do not have a material effect upon the Company’s overall operations.

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

COMPETITION

The markets in which the Company sells its products are highly competitive. Matsushita’s principal competitors, across the full range of its products, consist of several large Japanese and overseas manufacturers and a number of smaller and more specialized companies. Advancements toward a borderless economy have also applied pressure to Japanese manufacturers, including Matsushita, in terms of global price competition, especially from Chinese and Korean manufacturers. To counter this, the Company is devising various measures to enhance its competitiveness, with a focus on the development of differentiated products and cost reduction and efficiency improvements. Such measures include the development of products with Matsushita’s differentiated technologies, innovation of manufacturing processes through the use of information technology, increasing overseas production for optimum manufacturing allocation from a global perspective, and shortening production and distribution lead time through the expansion of supply chain management (SCM) in cooperation with several overseas and domestic mass-scale retailers and the introduction of cell-style production, as well as developing joint ventures and other cooperative agreements with domestic and overseas partners.

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

In January 2003, the Company announced that disposed electric equipment that contained polychlorinated byphenyls (PCB) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility in Japan. The applicable laws in Japan require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of approximately 13 billion yen at March 31, 2006 for necessary actions, such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

In Europe, two environmental directives went into force in February 2003 and 25 EU member states are currently drawing up their state laws and some of them have already come into force. One of these directives is the WEEE Directive designed to promote the recycling of electric and electronic equipments, and the other is the RoHS Directive that bans the sales of electrical and electronic equipment using the six specified hazardous substances (Lead, Mercury, Cadmium, Hexavalent chromium, Polybrominated biphenyls, Polybrominated diphenyl ethers) from the EU market since July 2006. Matsushita completed initiatives for the non-use of the abovementioned six specified hazardous substances in its target products*1 (31,400 models) by the end of October 2005, in order to reduce possible contamination by these substances after products are disposed of. Preparing for mandatory recycling under the WEEE directive, effective August 2005, Matsushita established Ecology Net Europe GmbH (ENE) in Germany in April 2005. Matsushita promotes construction of networks connecting manufacturers, recycling companies and hauling companies through ENE. In these efforts, Matsushita is carrying out its compliance programs not only to meet the requirements of these two directives but also to establish cost efficient systems that will further enhance its competitive edge.

The Company is subject to a number of other government regulations in Japan and overseas, but overall, it presently manages to operate its businesses without any significant difficulty or financial burden in coping with them.

*1	Excluding products specified by customers or those that use materials and components with no feasible alternatives or suppliers, for example products or materials commonly used in other industries (e.g. housing materials, bicycles). Components and materials for which applications to be exempted from the RoHS Directive have been submitted to the EU as of the end of October 2005 are also excluded.

REPORT ON KEROSENE FAN HEATER RECALL

AND COMPANY’S COUNTERMEASURES

In 2005, certain kerosene fan heaters, which were manufactured by Matsushita between 1985 and 1992, resulted in hospitalization, and in some cases death, due to exposure to carbon monoxide exhaust. To prevent a recurrence, in November 2005, the Company established a special committee led by President Nakamura to implement recall efforts, product inspections and repairs of affected models of kerosene fan heaters. Using various media, Matsushita notified customers of the risks involved in the use of these products, while sending out employees (approximately 200,000 in total) to distribute leaflets directly to users, and visit suppliers of kerosene.

Matsushita has made all-out efforts to locate recalled kerosene fan heaters through the cooperation of various parties, and will continue efforts to identify the purchasers and users of all remaining recalled heaters. At the same time, to prevent a recurrence, the Company is carrying out a wide range of initiatives. On May 1, 2006, Matsushita reorganized the aforementioned special committee into a permanent organization, the Corporate FF Customer Support & Management Division, under which Matsushita will continue recall efforts through various public awareness campaigns. Furthermore, the Company will thoroughly review product safety in design and manufacturing processes. Specifically, Matsushita will undertake studies of material deterioration caused by long-term use, together with the development of technologies to prevent risks caused by complex factors involved in the extended use of certain products. Furthermore, the Company will establish a new risk management system to enable prompt action in an emergency, in compliance with its primary principle, the customer comes first. The Company will also reinforce safety education programs for the presidents of all Group companies, the directors of all divisions and the managers responsible for specific operations (such as design, manufacturing, and quality control).

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

Matsushita’s consolidated financial statements as of March 31, 2006 comprise the accounts of 638 consolidated companies, with 67 companies reflected by the equity method.

Principal divisional companies and subsidiaries as of March 31, 2006 are as listed below:

(1)	Internal divisional companies of Matsushita Electric Industrial Co., Ltd.:

Name of internal divisional company
Panasonic AVC Networks Company
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Matsushita Home Appliances Company
Healthcare Business Company
Lighting Company
Semiconductor Company
Motor Company

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
Matsushita Electric Works, Ltd.	52.1%
Victor Company of Japan, Ltd.	52.7
Panasonic Communications Co., Ltd.	100.0
PanaHome Corporation	54.8
Panasonic Electronic Devices Co., Ltd.	100.0
Panasonic Mobile Communications Co., Ltd.	100.0
Matsushita Plasma Display Panel Co., Ltd.	75.0
Panasonic Factory Solutions Co., Ltd.	100.0
Matsushita Ecology Systems Co., Ltd.	100.0
Matsushita Refrigeration Company	100.0
Matsushita Battery Industrial Co., Ltd.	100.0
Panasonic Shikoku Electronics Co., Ltd.	100.0

Note:    Organizational changes implemented, effective April 1, 2005, are as follows:

•	Matsushita Electronic Components Co., Ltd. was renamed Panasonic Electronic Devices Co., Ltd.

•	Matsushita Kotobuki Electronics Industries, Ltd. was renamed Panasonic Shikoku Electronics Co., Ltd.

(3)	Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Panasonic Corporation of North America	U.S.A.	100.0%
Panasonic Europe Ltd.	U.K.	100.0
Panasonic AVC Networks Czech, s.r.o.	Czech	100.0
Panasonic Asia Pacific Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Singapore Pte. Ltd.	Singapore	100.0
Panasonic Communication Philippines Corporation	Philippines	100.0
Panasonic Taiwan Co., Ltd.	Taiwan	69.8
Panasonic Corporation of China	China	100.0
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	China	67.8

Note:	Organizational changes implemented, effective July 1, 2005, are as follow:

•	Guangzhou Matsushita Air-Conditioner Co., Ltd. was renamed Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.

D.	Property, Plants and Equipment

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. The Company considers all of its factories well maintained and suitable for current production requirements.

The following table sets forth information as of March 31, 2006 with respect to manufacturing facilities:

Location	Floor Space (thousands of square feet)	Principal Products Manufactured
Osaka	10,749	Plasma TVs, DVD products, washing machines, other home appliances, information equipment, industrial equipment, components, batteries, kitchen fixtures, building products.
Shiga	5,918	Air conditioners, refrigerators, compressors, vacuum cleaners, other home appliances, building products, housing products.
Kanagawa	4,170	Communications, information equipment, VCRs, audio equipment, car AV equipment, compact discs, refrigerators, batteries.
Hyogo	3,521	Plasma TVs, PCs, cooking appliances, components.
Tochigi	2,859	LCD TVs, building products.
Ibaraki	2,491	Recordable media, information equipment, housing products.
Okayama	1,982	Camcorders, components.
Kyoto	1,968	Semiconductors, components, lighting products.
Nara	1,720	Home appliances, gas equipment.
Shikoku	3,063	Information equipment, home appliances, building products.
Kyushu	4,415	Information and communications equipment, components, industrial equipment, building products, housing products.
North America	7,041	TVs, home appliances, VCRs, DVD discs, car audio equipment, communications equipment, components, batteries, automation controls, lighting products.
Europe	3,515	Plasma TVs, TVs, car audio equipment, home appliances, components, information and communications equipment, automation controls, lighting products.
Asia (excluding China)	23,131

TVs, VCRs, DVD products, audio equipment, air conditioners, refrigerators, other home appliances, components, semiconductors, information and communications equipment, industrial equipment, compressors, batteries, electronic and plastic materials, lighting products, housing products.

China	10,223

TVs, plasma TVs, DVD products, audio equipment, air conditioners, washing machines, other home appliances, car audio equipment, communications equipment, semiconductors, industrial equipment, compressors, components, batteries, automation controls, electronic and plastic materials.

Other	23,148

Home appliances, industrial equipment, components, semiconductors, video and audio equipment, batteries, information and communications equipment, lighting products, automation controls, housing products.

Total	109,914

Substantially all of the above facilities and properties are fully owned by the Company.

In addition to its manufacturing facilities, Matsushita’s properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 13.9 million square feet, research and development facilities with an aggregate floor space of approximately 7.2 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 10.9 million square feet, and administrative offices with an aggregate floor space of approximately 23.5 million square feet.

As of March 31, 2006, Matsushita leased approximately 26.9 million square feet of floor space, most of which was for sales office space.

Substantially all of Matsushita’s properties are free of material encumbrances and Matsushita believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2006, there was no material problem, regarding both the productive capacity and the extent of utilization of the Company’s properties.

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

Item 4A.	Unresolved Staff Comments

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2006 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

Matsushita is one of the world’s leading producers of electronic and electric products. Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of Matsushita’s products are marketed under “Panasonic,” its principle brand name, and several other brand names, including “National,” “Technics,” “Quasar,” “Victor,” “JVC” and “PanaHome.” Matsushita divides its businesses into six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC and Other. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “Components and Devices” includes semiconductors, general electronic components, batteries and electric motors. “MEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

Economic environment

The Japanese economy over the last three fiscal years was generally characterized by gradual recovery from the long continued stagnancy in the 1990’s. In the year ended March 31, 2004, economic growth in Japan showed moderate improvement as a result of rising exports and increased capital investment. In the year ended March 31, 2005, the overall economic situation in Japan remained favorable, characterized by increased consumer spending, due mainly to an unusually hot summer and demand related to the Athens Olympics. However, the second half of the year met a downturn in demand, mainly in components and devices industries, compared with the first half. In the year ended March 31, 2005, the overall economic situation in Japan continued a moderate recovery trend due mainly to favorable exports and increased capital investment, as well as favorable consumer spending.

The overseas economy, in the year ended March 31, 2004, was generally favorable owing to the continuously steady advances in the U.S. and Chinese economies, although post-war Iraq and other unstable factors remained. In the year ended March 31, 2005, the global economy continued its moderate growth, although it slowed somewhat in the second fiscal half, characterized by the steady progress of the U.S. economy with strong consumer spending, mainly a result of an improved U.S. employment situation, as well as the high-growth Chinese economy. The global economy, in the year ended March 31, 2006, was favorable overall, with strong growth in the U.S. and China.

Condition of foreign currency exchange rates and Matsushita’s policy

Foreign currency exchange rates fluctuated during the three-year period ended March 31, 2006. In the year ended March 31, 2004, the Japanese yen strengthened against the U.S. dollar but weakened against the euro, and in the following year, this trend continued. Meanwhile, in the year ended March 31, 2006, the Japanese yen was weak against the U.S. dollar and the euro. In order to alleviate the effects of currency-related transaction risks, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also increased matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operation’s functional currency.

Initiatives implemented by Matsushita

Under the aforementioned economic environment, Matsushita implemented a variety of major Companywide restructuring initiatives to transform itself into a “lean and agile Matsushita,” based on the theme “Deconstruction and Creation” of its mid-term business plan, Value Creation 21, which covered the three-year period ended March 31, 2004. In fiscal 2004, Matsushita continued to implement business domain-based restructuring initiatives, while accelerating its growth strategies. In fiscal 2006, the second year of its mid-term Leap Ahead 21 plan, ending March 2007, the Company continued to focus on the growth strategies, which include (1) the launch of differentiated products such as a new line of “V-products,” (2) the comprehensive collaboration with MEW, through which Matsushita integrated overlapping businesses and reformed distribution channels to establish an optimized, customer-oriented business structure, and (3) the acceleration of business and organizational restructuring that began in fiscal 2004, including the selection and concentration of businesses and closure/integration of locations at each business domain company. (For details of the Leap Ahead 21 plan, see Section A of Item 4.)

Summary of operations

Matsushita’s consolidated sales and earnings results during the last three fiscal years, reflecting the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2004, net sales increased 1% to 7,480 billion yen, led by strong sales of V-products, particularly digital AV products, mobile phones and factory automation (FA) equipment, which were sufficient to offset sales declines in the Components and Devices and JVC categories. The sales increase positively affected earnings. In addition, Matsushita recorded a 72 billion yen gain from the transfer to the Japanese government of the substitutional portion of Japanese Welfare Pension Insurance (JWPI) that the Company and certain of its subsidiaries operated on behalf of the Japanese government. Meanwhile, Matsushita incurred restructuring charges of 45 billion yen for early retirement programs at certain domestic group companies, and losses of 52 billion yen on valuation of investment securities, mainly stocks of affiliated companies. Reflecting all these factors, and despite an increase in minority interests due to improved earnings of certain subsidiaries and equity in losses of certain associated companies, the Company recorded a net income of 42 billion yen.

In fiscal 2005, net sales increased 16% to 8,714 billion yen, led by favorable sales of digital AV equipment and home appliances, especially V-products, and the addition of MEW, PanaHome and their respective subsidiaries to the Company’s consolidated financial results. The sales increase combined with comprehensive cost reduction efforts contributed to the profit gains, sufficient to offset the negative factors including a strong Japanese yen, rising raw materials prices, and intensified global price competitions. In addition, Matsushita enjoyed a 32 billion yen gain from the return to the Japanese government of the substitutional portion of JWPI that certain of the Company’s subsidiaries operated on behalf of the Japanese government, while recording a 16 billion yen write-down of investment securities. Meanwhile, Matsushita incurred expenses of 111 billion yen due to the implementation of restructuring initiatives including the selection and concentration of management resources at each business domain company. Reflecting all these factors, and increases in provision for income taxes and minority interests due to the consolidation of MEW, PanaHome and their respective subsidiaries, and a decrease in equity in losses of certain associated companies, the Company recorded a net income of 58 billion yen.

In fiscal 2006, net sales increased 2% to 8,894 billion yen, led by favorable sales of digital AV equipment and home appliances, especially V-products. The sales increase combined with comprehensive cost reduction efforts contributed to the profit gains, sufficient to offset the negative factors such as a strong Japanese yen, rising raw materials prices and ever-intensified global price competitions. In addition, the Company incurred 37 billion yen in expenses associated with the implementation of early retirement programs, 85 billion yen as impairment losses associated with the CRT TV-related subsidiaries which face sharp declines in global demand and other businesses and 25 billion yen as expenses associated with a recall of certain kerosene fan heaters, which the Company manufactured and sold in Japan between 1985 and 1992. Meanwhile, the Company recorded a 79 billion yen gain on sale of securities and 23 billion yen gain related to the liquidation of a consolidated subsidiary, MEI Holding Inc. (MHI), a company holding Universal Studios-related shares. Reflecting all these factors, and the adverse effects of equity in losses of 51 billion yen mainly associated with CRT TV-related associated companies, the Company recorded a net income of 154 billion yen.

Key performance indicators

The following are performance measures that Matsushita believes are key indicators of its business results for the last three fiscal years.

	Yen (billions) (%)
	Fiscal year ended March 31,
	2006	2005	2004
Net sales	8,894	8,714	7,480
Income before income taxes to net sales ratio	4.2%	2.8%	2.3%
Research and development costs to net sales ratio	6.3%	7.1%	7.7%
Total assets	7,965	8,057	7,438
Stockholders’ equity	3,788	3,544	3,452
Stockholders’ equity to total assets ratio	47.6%	44.0%	46.4%
Capital investment	346	374	271
Free cash flow	982	287	388

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

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment:

	Yen (billions)
	Fiscal year ended March 31,
	2006	2005	2004
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	357	352	276
Effects of timing difference between acquisition dates and payment dates	(11)	22	(5)

Capital investment	346	374	271

Matsushita defines “Free cash flow” as the sum of net cash provided by operating activities and net cash provided by investing activities. Matsushita has included the information concerning free cash flow because its management uses this indicator, and it believes that such indicator is useful to investors, to assess its cash availability after financing of its capital projects.

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

The following table shows a reconciliation of free cash flow to net cash provided by operating activities:

	Yen (billions)
	Fiscal year ended March 31,
	2006	2005	2004
Net cash provided by operating activities	575	465	473
Net cash provided by (used in) investing activities	407	(178)	(85)

Free cash flow	982	287	388

Details of Matsushita’s consolidated sales and earnings results were as follows:

Year ended March 31, 2006 compared with 2005

(1)	Sales

Consolidated net sales for fiscal 2006 increased 2% to 8,894 billion yen, from 8,714 billion yen in the previous year, mainly contributed by a new series of competitive V-products. As mentioned earlier, the overall economic situation in Japan during fiscal 2006 continued steady growth, characterized by increased exports and capital investment, as well as consumer spending, sufficient to offset the negative factors such as rising raw materials costs and price declines, mainly in digital AV products, caused by ever-intensified global price competition. Under these circumstances, Matsushita strived to increase sales and enhance profitability through the launch of a new series of competitive V-products. The Company also continued its focus on simultaneous global product introductions in digital AV and other product categories to continually expand priority businesses, aiming at increasing market share and securing profits at an early stage in product life cycles. As a result of these initiatives, consolidated sales gains were recorded in digital AV equipment, such as plasma TVs and digital cameras, and home appliances, such as air-conditioners and microwave ovens.

Domestic sales were up 1% to 4,611 billion yen from a year ago, due mainly to increased sales of digital AV products, such as plasma TVs and digital cameras, automotive electronics equipment and air-conditioners. Overseas sales were up by 4% to 4,283 billion yen when translated into yen, due mainly to sales increases in digital AV products, such as plasma TVs and digital cameras, PCs and factory automation (FA) equipment.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2006, cost of sales amounted to 6,155 billion yen, remaining mostly unchanged from the previous year as a result of the company-wide cost reduction initiatives to lower fixed costs, despite an increase in net sales. Selling, general and administrative expenses were up 4% to 2,325 billion yen compared to the previous year.

(3)	Interest Income, Dividends Received and Other Income

In fiscal 2006, interest income increased 45% to 28 billion yen, and dividends received increased 22% to 7 billion yen. In addition, a gain from the transfer by certain subsidiaries of the substitutional portion of Japanese Welfare Pension Insurance to the Japanese government was recorded in the previous year, which resulted in a decreased gain of 32 billion yen in the current year. Meanwhile, other income increased 78% to 147 billion yen due mainly to the increase in gross realized gains related to the sale of certain securities. (For further details, see Note 5 of the Notes to Consolidated Financial Statements.)

(4)	Interest Expense, Goodwill Impairment and Other Deductions

Interest expense decreased 5% to 22 billion yen, owing primarily to a reduction in short-term and long-term borrowings. Restructuring charges also decreased by more than half of last year’s result to 49 billion yen. The Company incurred 25 billion yen as expenses associated with a recall of certain kerosene fan heaters as well as 35 billion yen as a write-down of investment securities and 50 billion yen as goodwill impairment and 16 billion yen as other impairment losses on long-lived assets. (For further details, see Notes 4, 5, 7 and 15 of the Notes to Consolidated Financial Statements.)

(5)	Income before Income Taxes

As a result of the above-mentioned factors, including increased operating profit, income before income taxes for fiscal 2006 increased 50% to 371 billion yen, compared with 247 billion yen in fiscal 2005, while the ratio to net sales increased 1.4% to 4.2%, compared with 2.8% in the previous year.

(6)	Provision for Income Taxes

Provision for income taxes for fiscal 2006 amounted to 167 billion yen, compared with 153 billion yen in the previous year. The effective tax rate to income before income taxes declined to 45.0%, from 62.1% a year ago. This is due mainly to tax effects attributable to investments in subsidiaries, despite an increase of valuation allowance in certain subsidiaries.

(7)	Minority Interests

Losses in minority interests amounted to 1 billion yen for fiscal 2006, compared with earnings in minority interests of 28 billion yen in fiscal 2005, due mainly to losses incurred at certain subsidiaries.

(8)	Equity in Losses of Associated Companies

In fiscal 2006, equity in losses of associated companies increased to 51 billion yen, from the previous year’s 7 billion yen, due mainly to the adverse effects of equity in losses of CRT TV-related associated companies.

(9)	Net Income

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net income of 154 billion yen for fiscal 2006, an increase of 164% from 59 billion yen in the previous year.

(10)	Results of Operations by Business Segment

Results of operations by business segment for fiscal 2006, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2006	2005	Percent change
Sales:
AVC Networks	3,986	3,859	3%
Home Appliances	1,241	1,230	1
Components and Devices	1,368	1,469	(7)
MEW and PanaHome	1,747	1,686	4
JVC	703	730	(4)
Other	1,315	1,027	28
Eliminations	(1,466)	(1,287)	—

Total	8,894	8,714	2%

Segment profit:
AVC Networks	191	127	50%
Home Appliances	77	75	3
Components and Devices	81	58	40
MEW and PanaHome	73	67	9
JVC	(6)	10	—
Other	62	38	62
Corporate and eliminations	(64)	(67)	—

Total	414	308	34%

The Company’s business segments are classified into six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC and Other. Results of sales and profits by business segment for fiscal 2006, as compared with the previous fiscal year, were as follows:

AVC Networks sales increased 3% to 3,986 billion yen, compared with 3,859 billion yen in the same period of the previous year. Within this segment, sales of video and audio equipment increased, due mainly to strong sales of digital AV products, such as plasma TVs and digital cameras. Sales of information and communications equipment also increased, mainly as a result of sales gains in PCs and automotive electronics equipment, which were more than sufficient to offset decreased sales in mobile phones.

With respect to this segment, profit improved 50% from 127 billion yen in fiscal 2005, to 191 billion yen for fiscal 2006, which is equivalent to 4.8% against sales. This increase was attributable mainly to expanded sales in digital products and cost rationalization.

Sales of Home Appliances increased 1% to 1,241 billion yen, compared with 1,230 billion yen in the previous year. Within Home Appliances, sales gains were recorded in air conditioners and microwave ovens, which were sufficient to offset decreased sales in vacuum cleaners and other household equipment.

Profit in this segment rose 3% from 75 billion yen in fiscal 2005, to 77 billion yen for fiscal 2006. This increase was due mainly to the successful introduction of new high value-added products, combined with the effects of various rationalization activities.

Sales of Components and Devices decreased 7% to 1,368 billion yen, from the previous year’s 1,469 billion yen. Sluggish sales in semiconductors for the fiscal year, despite increased sales in electronic components and devices, led to overall lower sales.

With respect to this segment, profit increased 40% from 58 billion yen in fiscal 2005, to 81 billion yen for fiscal 2006, owing largely to cost rationalization effects, which were sufficient to offset the negative effects of decreased sales. Profit against sales for this segment was 5.9% for fiscal 2006.

Sales of MEW and PanaHome increased 4% to 1,747 billion yen, compared with 1,686 billion yen a year ago. Sales at MEW and its subsidiaries were mostly unchanged from the previous year, with favorable sales in electrical construction materials and automation controls. At PanaHome Corporation, sales gains were recorded in detached housing, contributing to increased sales overall.

With respect to this segment, profit increased 9% to 73 billion yen, which is equal to 4.2% of sales, from 67 billion yen in the previous year, as a result of an increase in sales and cost rationalization efforts.

Sales of JVC were 703 billion yen, down 4% from 730 billion yen in the previous year. Despite favorable sales in software and media, sales downturns in AV equipment and devices led to overall decreased sales compared with a year ago.

With respect to this segment, profit decreased from a gain of 10 billion yen in fiscal 2005, to a loss of 6 billion yen for fiscal 2006, due mainly to delayed launches of digital AV products and price declines in digital products.

In the JVC segment, there has been a recent negative trend in segment profit. In response to this, JVC is implementing measures focused on the following three points: (1) continuing and strengthening operational reforms, (2) reinforcing product strategies rooted in establishing JVC as a top niche player, and (3) overhauling operations from the perspective of JVC’s core and non-core businesses as well as developing new businesses.

Sales in the Other segment amounted to 1,315 billion yen, a sharp increase of 28% from the previous year, due mainly to favorable sales in FA equipment.

With respect to this segment, profit jumped 62% from 38 billion yen for fiscal 2005, 4.7% against sales, to 62 billion yen in fiscal 2006, owing primarily to sales increases as well as the effects of various rationalization efforts.

Year ended March 31, 2005 compared with 2004

(1)	Sales

Consolidated net sales for fiscal 2005 increased 16% to 8,714 billion yen, from 7,480 billion yen in the previous year, mainly contributed by a new series of competitive V-products and the addition of MEW, PanaHome and respective subsidiaries to the Company’s consolidated financial results. As mentioned earlier, the overall economic situation in Japan during fiscal 2005 was favorable, characterized by increased consumer spending, sufficient to offset the negative factors such as a strong Japanese yen, rising raw materials costs, and intensified global price competition. Amid these circumstances, Matsushita aimed to increase sales and enhance profitability through the launch of a new series of competitive V-products. The Company also expanded simultaneous global product introductions in digital AV products, aiming at increasing market share and securing profits at an early stage in product life cycles. As a result of these initiatives, consolidated sales gains were recorded in digital AV equipment and home appliances, especially V-products. Although sales in Components and Devices decreased due to downturn of demand in the second half of the fiscal year, the annual sales increased compared with a year ago.

Domestic sales were up 32% to 4,581 billion yen. Although sales of products in the Home Appliances, Components and Devices, JVC and Other categories were below the previous year, the increase of sales in the AVC Networks segment, especially flat-panel TVs, DVD equipment and mobile phones, and the addition of MEW and PanaHome and their respective subsidiaries contributed to the overall sales increase. Overseas sales were 4,133 billion yen, up 3% when translated into yen with sales increases recorded in the Home Appliances and Other categories, and on a local currency basis, sales increased 6%.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2005, cost of sales increased 16% to 6,176 billion yen due to the increase in net sales, along with the consolidation of MEW, PanaHome and their respective subsidiaries. Selling, general and administrative expenses were also up 13% to 2,229 billion yen due to the same reason.

(3)	Gain from the Transfer of the Substitutional Portion of JWPI

In fiscal 2005, Matsushita recorded a 32 billion yen gain from the transfer to the Japanese government by certain subsidiaries of the substitutional portion of JWPI which represents a decrease of 56% compared with 72 billion yen gain in the previous fiscal year. The Company believes this transfer has reduced the risks of managing plan assets related to the substitutional portion of JWPI. (For further details, see Note 10 of the Notes to Consolidated Financial Statements.)

(4)	Interest Income, Dividends Received and Other Income

In fiscal 2005, interest income amounted to 19 billion yen, remaining mostly unchanged, and dividends received decreased 2% to 5 billion yen. In addition, other income totaled 83 billion yen, a 39% increase from fiscal 2004, due mainly to increased net gain on sale of available-for-sale securities. (For further details, see Note 5 of the Notes to Consolidated Financial Statements.)

(5)	Interest Expense and Other Deductions

In fiscal 2005, interest expense decreased 18% to 23 billion yen, owing to a reduction in the Company’s borrowings. Other deductions increased 13% to 174 billion yen. Other deductions in fiscal 2005 include restructuring charges of 111 billion yen, mainly consisting of expenses for early retirement programs to employees at certain domestic and overseas group companies and expenses associated with the closure/integration of locations, compared with 54 billion yen in the previous fiscal year. The substantial portion of the expenses for these restructuring activities were paid or settled in fiscal 2005 and related liability at March 31, 2005 was 3 billion yen. The Company also incurred 30 billion yen for impairment losses on fixed assets, compared with 12 billion yen in fiscal 2004 and a write-down of 16 billion yen on investment securities, compared with 52 billion yen in fiscal 2004. (For further details, see Notes 4, 5, 7 and 15 of the Notes to Consolidated Financial Statements.)

(6)	Income before Income Taxes

As a result of the above-mentioned factors, income before income taxes for fiscal 2005 increased 45% to 247 billion yen, compared with 171 billion yen in fiscal 2004. Its ratio to net sales increased 0.5% to 2.8%, compared with 2.3% in the previous year.

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

(11)	Results of Operations

Results of operations by business segment for fiscal 2005, as compared with the previous fiscal year, were as follows:

	Yen (billions)		Percent change
	2005	2004
Sales:
AVC Networks	3,859	3,840	—%
Home Appliances	1,230	1,223	1
Components and Devices	1,469	1,660	(12)
MEW and PanaHome	1,686	—	—
JVC	730	819	(11)
Other	1,027	949	8
Eliminations	(1,287)	(1,011)	—

Total	8,714	7,480	16%

Segment profit:
AVC Networks	127	129	(1)%
Home Appliances	75	53	42
Components and Devices	58	50	15
MEW and PanaHome	67	—	—
JVC	10	25	(60)
Other	38	15	161
Corporate and eliminations	(67)	(77)	—

Total	308	195	58%

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

Sales in the AVC Networks segment increased 1% to 3,859 billion yen, from 3,840 billion yen in the previous fiscal year. Within this segment, sales of video and audio equipment increased, due mainly to growth in sales of such digital AV products as flat-panel TVs and digital cameras, which more than offset declines in audio equipment. Sales of information and communications equipment decreased due mainly to the sales declines in mobile phones, fixed-line telephones and facsimile machines, which offset steady sales in PCs and automotive electronics.

With respect to this segment, profit decreased 1% from 129 billion yen for fiscal 2004, to 127 billion yen for fiscal 2005. This decrease was attributable mainly to lower sales in mobile phones and price declines in digital products, in spite of a sales increase and cost rationalization.

Sales of Home Appliances increased 1% to 1,230 billion yen, due mainly to sales gains in air-conditioners and compressors.

Profit in this segment rose 42% from 53 billion yen for fiscal 2004, to 75 billion yen for fiscal 2005. This increase was due mainly to the successful introduction of new value-added products and domestic sales gains, combined with the effects of various rationalization efforts.

Sales of Components and Devices decreased 12% to 1,469 billion yen, due mainly to the sales declines in electric motors, despite sales in semiconductors and general components remaining at the same level as previous year.

With respect to this segment, profit increased 15% from 50 billion yen for fiscal 2004, to 58 billion yen for fiscal 2005, owing largely to rationalization effects in general components and electric motors businesses, despite a decrease in sales.

Sales of newly consolidated MEW and PanaHome were 1,686 billion yen. MEW registered robust sales in various key areas, especially building products such as residential furnishings and storage units, electronic devices, and automation controls for applications in mobile phones and automotive devices. Meanwhile, performance at PanaHome, which is primarily involved in the housing field, was supported by steady sales in the residential real-estate market in Japan. With respect to this segment, profit amounted to 67 billion yen.

Sales of JVC were 730 billion yen, down 11% from the previous year. Although domestic sales of AV equipment were favorable, sluggish sales in the Americas and Europe, slow introduction of new products and lower sales in music CDs in Japan led to an overall sales decline.

With respect to this segment, profit decreased 60% from 25 billion yen for fiscal 2004, to 10 billion yen for fiscal 2005, due to decreased sales and effects of price declines in digital products, despite a reduction in materials procurement costs and a decrease in fixed costs.

Sales in the Other segment were 1,027 billion yen, up 8% from the previous year, due mainly to sales increases in FA equipment and industrial equipment.

With respect to this segment, profit increased 161% from 15 billion yen for fiscal 2004, to 38 billion yen for fiscal 2005, owing to sales increases as well as the effects of various rationalization efforts.

B.	Liquidity and Capital Resources

Matsushita’s Policy on Financial Position and Liquidity

As its basic policy, Matsushita has long placed emphasis on maintaining sound balance sheets, and on generating as much available funding as possible from internal sources through efforts to raise the operational efficiency or asset turnover ratios, so as not to overly rely on external fund raising. This conservativeness is exemplified in the tradition of maintaining the ratio of stockholders’ equity to total assets at a relatively high level and keeping large cash balance. The ratio of stockholders’ equity to total assets as of March 31, 2006 rose to 47.6%, and the total of short-term borrowings and long-term debt was 604 billion yen as of March 31, 2006, down from 863 billion yen a year ago. Cash balance also increased to 1,678 billion yen (the total of cash and cash equivalents of 1,667 billion yen plus time deposits with a maturity of more than three months of 11 billion yen) as of March 31, 2006, compared with the previous year’s 1,315 billion yen (the total of cash and cash equivalents of 1,170 billion yen plus time deposits of 145 billion yen). This is due mainly to 397 billion yen of proceeds from sale of the majority shares of Matsushita Leasing & Credit Co., Ltd. and dividend and loan collections from this company, in addition to the sale of Universal Studios-related shares.

In order to facilitate access to global capital markets, Matsushita obtains credit ratings from the world’s two leading credit rating agencies, Moody’s Investors Service, Inc. (Moody’s) and Standard & Poor’s Rating Services (S&P). In addition, Matsushita maintains credit ratings from Rating and Investment Information, Inc. (R&I), a rating agency nationally recognized in Japan, primarily for access to the Japanese capital markets. As of March 31, 2006, Matsushita’s debt ratings are: Moody’s: Aa3 (long-term); S&P: A+ (long-term, outlook: stable), A-1 (short-term); and R&I: AA+ (long-term), a-1+ (short-term). As of June 7, 2006, long-term deposit rating of Matsushita was upgraded by Moody’s.

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

As of March 31, 2006, the outstanding balance of short-term borrowings totaled 340 billion yen, and long-term debt was 264 billion yen. Matsushita’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

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

Fiscal 2006 Financial Position and Liquidity

The Company’s consolidated total assets as of the end of fiscal 2006 decreased to 7,965 billion yen, as compared to 8,057 billion yen at the end of the last fiscal year.

The Company’s consolidated total liabilities as of March 31, 2006 also decreased 341 billion yen to 3,675 billion yen, attributable to a decrease in retirement and severance benefits as well as repayments of borrowings and bonds in certain subsidiaries. (For further details, see Notes 9 and 10 of the Notes to Consolidated Financial Statements.)

Minority interests increased 6 billion yen, to 502 billion yen.

Stockholders’ equity increased 243 billion yen to 3,788 billion yen, from the previous year’s 3,544 billion yen. Although stockholders’ equity decreased by 87 billion yen due to the repurchase of the Company’s own shares as part of Matsushita’s strategy to enhance shareholder value, total stockholders’ equity increased due mainly to an increase of 115 billion yen in retained earnings and a decrease of 212 billion yen in accumulated other comprehensive loss, which reflects improved cumulative translation adjustments, unrealized holding gains of available-for-sale securities and minimum pension liability adjustments.

Capital investment during fiscal 2006 totaled 346 billion yen, down 8% from the previous fiscal year’s total of 374 billion yen. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.) The Company implemented capital investment primarily to increase production capacity in strategic businesses that are expected to drive future growth, such as semiconductors and digital AV equipment, particularly plasma TVs, while at the same time curbing capital investment in a number of business areas, in line with increasing management emphasis on capital efficiency.

Depreciation (excluding intangibles) during fiscal 2006 amounted to 275 billion yen, compared with 287 billion yen in the previous fiscal year, as a result of the above-mentioned decrease in overall capital investment.

Net cash provided by operating activities in fiscal 2006 amounted to 575 billion yen, compared with 465 billion yen in the previous fiscal year. This increase, despite an increase in trade receivables, was attributable mainly to the improvement in net income and an increase in trade payables. Net cash provided by investing activities amounted to 407 billion yen, compared with net cash used in investing activities of 178 billion yen in fiscal 2005, due mainly to 397 billion yen of proceeds from sale of the majority shares of Matsushita Leasing & Credit Co., Ltd. as well as dividend and loan collections from this company, in addition to the sale of Universal Studios- related shares. Net cash used in financing activities was 525 billion yen, compared with 406 billion yen in fiscal 2005. This was mainly attributable to a decrease in proceeds from long-term debt. All these activities, compounded by the effect of exchange rate fluctuations of 40 billion yen, resulted in a net increase of 497 billion yen in cash and cash equivalents during fiscal 2006. Cash and cash equivalents at the end of fiscal 2006 totaled 1,667 billion yen, compared with 1,170 billion yen a year ago. These are held primarily in yen (70%), U.S. dollars (11%) and Euro (3%).

Free cash flow in fiscal 2006 amounted to 982 billion yen, compared with 287 billion yen in fiscal 2005. (For a reconciliation of free cash flow to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.)

Commitments for Capital Expenditures

As of March 31, 2006, commitments outstanding for the purchase of property, plant and equipment amounted to 50 billion yen.

C.	Research and Development

Matsushita considers research and development (R&D) to be a key factor in its success and essential to the achievement of its corporate theme: to provide the utmost satisfaction to customers throughout the world through differentiated products and services and to contribute to the progress and happiness of mankind. Under this theme, Matsushita is committed to R&D activities that create next-generation businesses from a mid- to long-term viewpoint, while at the same time supporting current or ongoing products and businesses. Also, to address the 21st century’s needs for more convenient lifestyles around the evolving ubiquitous networking society and coexistence with the global environment, the main focus of Matsushita’s R&D activities has been increasingly directed to digital networks and environmental technologies.

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

In fiscal 2006, Matsushita continued to utilize this platform to add value to finished products, improve efficiency in software development and achieve advances in design quality. At the same time, the Company has draw up a vision for the next decade in order to guide the selection and concentration of R&D projects. In addition, Matsushita will efficiently allocate R&D resources through continuous investment in priority areas, while actively leveraging R&D initiatives outside of the Company through collaboration with other companies and academic institutions.

Research and development costs amounted to 579 billion yen, 616 billion yen and 565 billion yen for the three fiscal years ended March 31, 2004, 2005 and 2006, respectively, representing 7.7%, 7.1% and 6.3% of Matsushita’s total net sales for each of those periods. These investments were used to strengthen R&D in priority areas, such as the Integrated Platform, full HD PDPs, household fuel cell cogeneration systems, and High Definition Power Line Communications (HD-PLC).

D.	Trend Information

To increase profitability and efficiency through structural reforms and a new growth strategy, the Company implemented various management reforms and restructuring initiatives under the aforementioned three-year Value Creation 21 plan, ended March 31, 2004. Based on this plan, the Company also commenced new growth strategies in fiscal 2004. These included the strategic development and introduction of competitive V-products and the launch of a new business domain-based Group organizational structure. Under the new structure, business domain companies take full responsibility for R&D, manufacturing and sales in their respective business areas.

In fiscal 2005, Matsushita embarked on a new mid-term Leap Ahead 21 plan and implemented initiatives to achieve growth, especially V-products and the addition of MEW, PanaHome and their respective subsidiaries to the Company’s results. Through collaboration with MEW, Matsushita will strategically utilize the management resources of both companies. In areas such as electrical supplies, building materials and equipment, home appliances and industrial equipment, the two companies successfully eliminated overlaps in R&D, manufacturing and sales, thereby creating an optimized group structure that facilitates the effective use of management resources to achieve growth strategies. Matsushita and MEW also opened joint showrooms and introduced a series of Collaboration V-products that incorporate differentiated technologies from both companies.

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

In fiscal 2006, Matsushita made progress in four major areas. First, we successfully launched a wide range of competitive new products. These included a new series of V-products to capture leading shares in high-volume markets and make a significant contribution to overall business results. As consumer demand trends rapidly shifted from analog to digital, plasma TVs, for which global demand is rapidly expanding, and digital cameras recorded significant sales gains compared to the previous year. In home appliances, the introduction of innovative products, such as industry-first air conditioners that require no cleaning or filter change for 10 years, enjoyed steady sales gains in Japan, making a significant contribution to overall business results.

Second, we were successful in augmenting core businesses. Focusing on digital AV products, we implemented simultaneous global product introductions and unified marketing to maximize sales and profitability, while expanding market shares in strategic product areas such as flat-panel TVs and digital cameras. In addition, Matsushita strategically focused investments into cutting-edge system LSIs and other semiconductors that serve as key components in digital AV products, and plasma display panels (PDPs), for which global demand is expected to increase significantly. In September 2005, operations commenced at the third domestic PDP plant in Amagasaki, Japan. A month later, Matsushita began mass production of system LSIs from 300mm wafers at its plant in Uozu, Japan.

Another achievement was increased sales through collaboration with MEW. Matsushita leveraged the strengths of both companies to achieve sales increases in Collaboration V-products including bathroom systems, modular kitchens and air purifiers. At the same time, domestic sales of air conditioners and related products rose substantially through the effective use of MEW sales channels for electrical supplies and building materials.

Finally, we implemented various measures to reinforce management structures. Such measures included selection and concentration of management resources, restructuring at various locations and other reforms within each business domain company. Furthermore, Matsushita carried out sweeping cost reduction initiatives to lower fixed costs and contribute to increased profitability, despite a severe business environment characterized by rapid price decline.

In fiscal 2007, challenging conditions are expected to prevail in global economies due to a variety of factors including rising crude oil and other raw materials prices and risks associated with currency exchange rates caused by growing concerns over trade and budget deficits in the U.S. Given these conditions, substantial growth is unlikely for the consumer electronics industry as a whole. Furthermore, competition in high-growth markets is expected to intensify as consumer preferences rapidly shift from analog to digital AV products. In this, the final year of the Leap Ahead 21 plan, Matsushita aims to achieve its goals through workplace-oriented initiatives that accelerate growth strategies and further reinforce management structures. V-products, created through innovative technologies, will continue to be the centerpiece of Matsushita’s growth strategy. In fiscal 2007, Matsushita plans to launch V-products in 82 product categories, with a combined sales target of 1.8 trillion yen. Furthermore, we will expand marketing and advertising to highlight the innovative and unique features of V-products and achieve leading market shares. Meanwhile, simultaneous global product introductions will be expanded to cover a wider range of products in more geographic regions.

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

For fiscal 2007, Matsushita projects its capital investment will total approximately 380 billion yen. (For the definition of capital investment and related discussion, see “Overview—Key performance indicators” in Section A of this item 5. For purposes of deriving this forward-looking figure, we have assumed that there are no material effects of timing difference between acquisition dates and payment dates with respect to purchases of property, plant and equipment during fiscal 2007.) Matsushita will continue to focus investment into such strategic businesses as cutting-edge system LSIs and other semiconductors as well as plasma TVs.

The discussion above includes forward-looking statements. For details about “Cautionary Statement Regarding Forward-Looking Statements,” see page 1.

E.	Off-Balance Sheet Arrangements

The Company established sale-leaseback arrangements for manufacturing machinery and equipment, and sale of receivables without recourse, as off-balance sheet arrangements in order to reduce its total assets.

In fiscal 2006, Matsushita sold machinery and equipment for 115 billion yen, which are used to manufacture semiconductors and plasma display panels, mainly to SMBC Leasing Company, Limited, an affiliate of Sumitomo Mitsui Banking Corporation. The assets are leased back to Matsushita over a period of four to five years. Matsushita guarantees a specific value of the leased assets. These leases are classified as operating leases for U.S. GAAP purposes. Including the above-mentioned, the amount of future minimum lease payment under operating lease is 179 billion yen at March 31, 2006. (For further details, see Notes 6 and 19 of the Notes to Consolidated Financial Statements.)

In fiscal 2006, Matsushita also sold, without recourse, trade accounts receivable of 194 billion yen to independent third parties for proceeds of 193 billion yen.

In addition, the Company provides several types of guarantees and similar arrangements. (For further details, see Note 19 of the Notes to Consolidated Financial Statements.)

F.	Tabular Disclosure of Contractual Obligations

The two tables below show Matsushita’s cash payment obligations and guarantees and other commercial commitments, broken down by the payment amounts due for each of the periods specified below, as of March 31, 2006:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	368,492	146,457	99,758	1,493	120,784
Capital Lease Obligations	70,631	28,596	31,395	8,796	1,844
Operating Lease Obligations	178,917	44,938	80,714	50,647	2,618
Purchase Obligations	50,160	50,160	—	—	—
Defined benefit plan contribution	154,613	154,613	—	—	—

Total Contractual Cash Obligations	822,813	424,764	211,867	60,936	125,246

	Yen (millions)
	Total Amounts Committed
Other Commercial Commitments:
Discounted exported bills	535
Guarantees	17,444

Total Commercial Commitments	17,979

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

Individual securities are reduced to net realizable value by a charge to earnings for other-than- temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other-than-temporary requires judgment. At March 31, 2006, the Company has recorded 725 billion yen of available-for-sale securities, 35 billion yen of cost method securities, 3 billion yen of equity method securities that have market values, and 393 billion yen of equity method securities that do not have market values, and advances, part or all of which could be determined to be other-than-temporarily impaired in future periods, depending on changes to the current facts and assumptions. In fiscal 2006, the Company recorded 35 billion yen impairment losses on investment securities.

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

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. The Company recognized an impairment loss of 50 billon yen during fiscal 2006 related to goodwill of a mobile communication subsidiary. This impairment is due to a decrease in the estimated fair value of the reporting unit caused by decreased profit expectation and the closure of certain businesses in Europe and Asia. The fair value was determined by using the estimated present fair value of future cash flows or quoted market prices. At March 31, 2006, the Company has recorded 413 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill and other intangible assets, see Note 8 of the Notes to Consolidated Financial Statements included in this annual report.

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

At March 31, 2006, the Company has recorded gross deferred tax assets of 1,130 billion yen with a total valuation allowance of 464 billion yen. Included in the gross deferred tax assets is 242 billion yen resulting from net operating loss carryforwards (NOLs) of 648 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. These NOLs of 429 billion yen expire from fiscal 2009 through 2013 and the substantial majority of the remaining balance expire thereafter or do not expire. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2006 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. For further discussion on valuation of deferred tax assets, see Note 11 of the Notes to Consolidated Financial Statements included in this annual report.

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

Accounting for Derivatives

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments principally to manage foreign currency risks resulting from transactions denominated in currencies other than the Japanese yen. As discussed in Note 1(p) of the Notes to Consolidated Financial Statements included in this annual report, the Company recognizes all derivatives as either assets or liabilities on the balance sheet at their fair values. Changes in the fair value of a derivative are reported in earnings or other comprehensive income depending on their use and whether they qualify for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the hedged item. The Company evaluates and determines on a continuous basis if the derivative remains highly effective in offsetting changes in the fair value or cash flows of the hedged item. If the derivative ceases to be highly effective in offsetting changes in the fair value or cash flows of the hedged item, the Company discontinues hedge accounting prospectively. Because the derivatives the Company uses are not complex, significant judgment is not required to determine their fair values. Fair values are determined principally by receiving quotations from banks or brokers.

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

New Accounting Pronouncements

In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which addresses accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No. 123R will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. SFAS No. 123R will be effective for the Company as of April 1, 2006. The application of SFAS No. 123R is not expected to have a material effect on the company’s consolidated financial statements.

In December 2004, FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of its idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company for inventory costs incurred on or after April 1, 2006. The application of SFAS No.151 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates an exception in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for the Company for nonmonetary asset exchanges occurring on or after April 1, 2006. The application of SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2005, EITF issued EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty ,” which provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after April 1, 2006. The application of EITF 04-13 is not expected to have a material effect on the Company’s consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The Articles of Incorporation of the Company provide that the number of Directors of the Company shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected at the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, and Senior Managing Directors are Representative Directors and severally represent the Company. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within one year from their election, and in the case of Corporate Auditors, the terms of office shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year of the Company ending within four years from their election. However, they may serve any number of consecutive terms if re-elected.

The Corporate Auditors of the Company are not required to be, and are not, certified public accountants. Under the Company Law of Japan and related laws and ordinances (collectively, the “Company Law”), at least half of the Corporate Auditors shall be a person who has not been a Director, accounting counselor, executive officer, manager or any other capacity as an employee of the Company or any of its subsidiaries prior to his or her assumption of office as a Corporate Auditor. Each Corporate Auditor has the statutory duty to audit the non-consolidated and consolidated financial statements and business reports to be submitted by a Director to the general meeting of shareholders and, based on such audit and a report of an Accounting Auditor referred to below, to respectively prepare his or her audit report. Each Corporate Auditor also has the statutory duty to supervise Directors’ execution of their duties. The Corporate Auditors are required to attend meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

In addition to Corporate Auditors, an independent certified public accountant or an independent audit corporation must be appointed by general meetings of shareholders as Accounting Auditor of the Company. Such Accounting Auditor has the duties to audit the consolidated and non-consolidated financial statements proposed to be submitted by a Director at general meetings of shareholders and to report their opinion thereon to certain Corporate Auditors designated by the Board of Corporate Auditors to receive such report (if such Corporate Auditors are not designated, all Corporate Auditors) and the Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements). The consolidated financial statement is prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and financial information on a non-consolidated (a parent company alone) basis is in conformity with Japanese regulations.

The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to, based on the reports prepared by respective Corporate Auditors, prepare and submit its audit report to the Accounting Auditor and certain Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). A Corporate Auditor may note his or her opinion in the audit report if his or her opinion expressed in his or her audit report is different from the opinion expressed in the audit report of the Board of Corporate Auditors. The Board of Corporate Auditors shall elect one or more full-time Corporate Auditors from among its members. The Board of Corporate Auditors is empowered to establish auditing policies, the manner of investigation of the status of the corporate affairs and assets of the Company, and any other matters relating to the execution of the duties of the Corporate Auditors. However, the Board of Corporate Auditors may not prevent each Corporate Auditor from exercising his or her powers.

Corporate Auditors may not at the same time be Directors, accounting counselors, executive officers, managers or any other capacity as employees of the Company or any of its subsidiaries.

Under the Company Law and the Articles of Incorporation of the Company, the Company may, by a resolution of the Board of Directors, exempt Directors or Corporate Auditors from their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by the Company Law. In addition, the Company has entered into liability limitation agreements with each of the outside Directors and outside Corporate Auditors which limit the maximum amount of their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by the Company Law.

The Company implemented in fiscal 2004 a reform of its corporate management and governance structure by (i) reorganizing the role of the Board of Directors, (ii) introducing Matsushita’s own Executive Officer system* in its Group and (iii) strengthening its Corporate Auditor system, all tailored to the Group’s new business domain-based, autonomous management structure. (For details of the Groupwide reorganization, see the explanation of the “Value Creation 21” plan in Section A of Item 4.)

*	Matsushita’s Executive Officer (“Yakuin”) system is a non-statutory system and different from the corporate executive officer (“Shikkoyaku”) system that large Japanese corporations may adopt at their option under the statutory corporate governance system referred to as “Company with Committees” system stipulated in the Commercial Code of Japan and related legislation, which became effective on April 1, 2003 and re-enacted under the Company Law since May 1, 2006.

Matsushita’s Executive Officer system was introduced to address the diversity of business operations over the entire Group through delegation of authority and to help integrate the comprehensive strengths of all Group companies in Japan and overseas. The Board of Directors appoints Executive Officers mainly from senior management personnel of business domain companies, such as internal divisional companies and subsidiaries, as well as from management personnel responsible for overseas subsidiaries and certain senior corporate staff. The Executive Officers assume responsibility as the Group’s executives regarding execution of business. The Executive Officers may be given such titles as Vice President Executive Officer, Senior Managing Executive Officer, Managing Executive Officer and Executive Officer, depending on the extent of responsibility and achievement of each individual. The terms of office of the Executive Officers shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year of the Company ending within one year from their election. Each of the Executive Officers has the authority to operate businesses for which such Executive Officer is responsible, under the supervision of the Board of Directors and in accordance with the Board of Directors’ decisions on the management of corporate affairs.

The Board of Directors has, at the same time, been reformed in order to concentrate on establishing corporate strategies and supervising the implementation thereof by the Executive Officers. The Company has reduced the number of Directors to facilitate more effective decision-making, and shortened their term of office to one year in order to clarify their responsibilities. Taking into consideration the diversified scope of the Company’s business operations, the Company has chosen to continue its policy of having management personnel, who are well-versed in day-to-day operations at operational fronts, be members of the Board of Directors, while outside Directors continue to fully participate in Board meetings.

Furthermore, compensation for members of the Board of Directors and Executive Officers is linked to the business performance evaluation standards, namely CCM and cash flows, which are similar to the evaluation standards used by capital markets, to align management interests with shareholder interests and enhance corporate value.

Meanwhile, in fiscal 2004, the non-statutory full-time Senior Corporate Auditors were newly appointed within the Company’s internal divisional companies in order to strengthen auditing functions at each business domain company. In addition, the Company has also launched the “Group Auditor’s Meeting” in order to promote collaboration among the Company’s Corporate Auditors, the non-statutory full-time Senior Corporate Auditors of the internal divisional companies and the corporate auditors of the Company’s subsidiaries and affiliates.

The following table shows information about Matsushita’s Directors and Corporate Auditors as of June 28, 2006, including their dates of birth, positions, responsibilities and brief personal records.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Kunio Nakamura	Chairman of the Board of Directors
(Jul. 5, 1939)	-June 1993 -June 1996 -June 1997 -June 2000 -June 2006	Director of the Company; Managing Director of the Company; Senior Managing Director of the Company; President of the Company; Chairman of the Board of Directors of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Masayuki Matsushita	Vice Chairman of the Board of Directors
(Oct. 16, 1945)	-Feb. 1986 -June 1990 -June 1992 -June 1996 -June 2000	Director of the Company; Managing Director of the Company; Senior Managing Director of the Company; Executive Vice President of the Company; Vice Chairman of the Board of Directors of the Company.

Fumio Ohtsubo	President and Director
(Sep. 5, 1945)	-June 1998 -June 2000 -June 2002 -Jan. 2003 -June 2003 -June 2006

Director of the Company, and Vice President of AVC Company;

Managing Director of the Company;

In charge of Storage Devices Business;

President of Panasonic AVC Networks Company;

Senior Managing Director of the Company;

President and Director of the Company.

Takami Sano*	Executive Vice President and Director
(Apr. 2, 1943)	-June 1998	Director of the Company, and Director of Corporate Industrial Marketing & Sales Division;
	-June 2000	Managing Director of the Company;
	-June 2003	Senior Managing Director of the Company, President of Panasonic Automotive Systems Company, and in charge of Industrial Sales;
	-June 2005	Executive Vice President of the Company, and Representative in Tokyo;
	-Apr. 2006	In charge of Panasonic Systems Solutions Company, Corporate eNet Business Division and Corporate Construction Business Promotion Division.

Susumu Koike	Executive Vice President and Director
(Nov. 15, 1945)	-June 1998	Director of the Company, and in charge of semiconductor technology;
	-June 2000 -Apr. 2001 -June 2003	Managing Director of the Company; President of Semiconductor Company; Senior Managing Director of the Company, and in charge of Technology, Intellectual Property and Camera Modules Business;
	-Apr. 2006	Executive Vice President of the Company, and in charge of Semiconductor Company.

Tetsuya Kawakami	Executive Vice President and Director
(Dec. 7, 1941)	-June 2000	Director of the Company, and in charge of Finance and Accounting;
	-June 2003	Managing Director of the Company, and in charge of Finance and Accounting;
	-June 2004 -Apr. 2006	Senior Managing Director of the Company; Executive Vice President of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Toshihiro Sakamoto*	Senior Managing Director
(Oct. 27, 1946)	-June 2000	Director of the Company, and Vice President of AVC Company, and in charge of Visual Products Group;
	-June 2003 -June 2004 -Apr. 2006	In charge of Corporate Planning; Managing Director of the Company; Senior Managing Director, and President of Panasonic AVC Networks Company.

Shunzo Ushimaru*	Senior Managing Director
(May 5, 1944)	-June 2002 -June 2003 -June 2004 -Apr. 2006

In charge of Corporate Marketing Division for Panasonic Brand;

Executive Officer of the Company;

Managing Executive Officer of the Company;

Senior Managing Executive Officer of the Company, in charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales / Electrical Supplies Sales / Project Sales and Building Products Sales, Advertising, Panasonic Center, Logistics, Corporate CS Division and Design, Chairman of Corporate Brand Committee and Showroom Strategic Committee;

	-June 2006	Senior Managing Director of the Company.

Takahiro Mori*	Managing Director
(Jun. 16, 1947)	-Apr. 2001 -June 2003 -Oct. 2004 -June 2005	Director of Corporate Communications Division; Executive Officer of the Company; Vice Chairman of Showroom Strategic Committee; Managing Director, and in charge of Corporate Communications Division;
	-Apr. 2006	In charge of Corporate Planning.

Shinichi Fukushima*	Managing Director
(Nov. 13, 1948)	-Apr. 1997 -June 2003	General Manager of Corporate Personnel Dept. of the Company; Director of the Company, and in charge of Personnel and General Affairs;
	-June 2005	Managing Director of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Junji Esaka*	Managing Director
(Dec. 19, 1946)	-Apr. 2003	Vice President of Matsushita Home Appliances Company, in charge of Refrigeration and Air Conditioning Business;
	-June 2003	Executive Officer of the Company;
	-Feb. 2006	Managing Executive Officer of the Company, and in charge of Appliances Business, President of Matsushita Home Appliances Company, in charge of Lighting Company and Healthcare Business Company;
	-June 2006	Managing Director of the Company.

Ikuo Uno	Director
(Jan. 4, 1935)	-July 1986 -Apr. 1997 -Apr. 2005 -June 2005	Director of Nippon Life Insurance Company; President of Nippon Life Insurance Company; Chairman, Nippon Life Insurance Company; Director of the Company.

Yoshifumi Nishikawa	Director
(Aug. 3, 1938)	-June 1986 -June 1997 -Dec. 2002 -June 2005 -Jan. 2006	Director of The Sumitomo Bank, Ltd.; President of The Sumitomo Bank, Ltd.; President of Sumitomo Mitsui Financial Group, Inc.; Director of the Company; President, CEO of Japan Post Corporation.

Hidetsugu Otsuru*	Director
(Aug. 20, 1943)	-June 1998 -Apr. 1999 -June 2001 -June 2002 -June 2003 -Feb. 2006 -May 2006

Director of the Company (resigned in March 1999);

President of Matsushita Electronics Corporation;

Managing Director of the Company;

In charge of Quality Administration and Environmental Affairs;

In charge of Facility Management;

Director of the Company;

In charge of Fan heaters Recall Affairs Division.

Mikio Ito*	Director
(Nov. 29, 1946)	-Apr. 1997 -June 2003 -June 2004

General Manager of Industrial Relations Dept. of the Company;

Director of Tokyo Branch;

Director of the Company, Director of Corporate Legal Affairs

Division, in charge of Corporate Risk Management, Corporate

Information Security and Business Ethics.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Ikusaburo Kashima*	Director
(Oct. 8, 1948)	-July 1999 -Jan. 2001 -June 2003 -June 2004 -June 2005

Director General of Price Bureau of Economic Planning Agency;

Retired from office at Ministry of Economy, Trade and Industry;

Vice Chairman of Information Technology Promotion Agency;

Joined the Company as an Executive Counsellor;

Director of the Company and Deputy Chief of Overseas Operations.

Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor
(Sep. 17, 1912)	-Oct. 1947 -Aug. 1949 -Jan. 1961 -Feb. 1977 -June 2000	Director of the Company; Vice President of the Company; President of the Company; Chairman of the Board of Directors; Honorary Chairman of the Board of Directors and Executive Advisor.

Kazumi Kawaguchi	Senior Corporate Auditor
(Oct. 25, 1943)	-June 1996	Senior Managing Director of Kyushu Matsushita Electric Co., Ltd.;
	-June 1999	General Manager of Affiliates Management Dept. of the Company;
	-June 2000	General Manager of Corporate Accounting Dept.;
	-July 2001	In charge of Corporate Accounting Group;
	-June 2003	Senior Corporate Auditor of the Company.

Yukio Furuta	Senior Corporate Auditor
(Sep. 20, 1944)	-June 1995	Director of Matsushita Electronics Corporation;
	-Apr. 2001	Director of Corporate Manufacturing & Development Division of Semiconductor Company;
	-June 2003	Vice President of Semiconductor Company;
	-June 2004	Senior Corporate Auditor of the Company.

Yasuo Yoshino	Corporate Auditor
(Oct. 5, 1939)	-July 1988	Director of Sumitomo Life Insurance Company;
	-July 1997	Executive Vice President of Sumitomo Life Insurance Company;
	-July 2001	Chairman of the Board of Sumitomo Life Insurance Company;
	-June 2003	Corporate Auditor of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Ikuo Hata	Corporate Auditor
(Aug. 6, 1931)	-Apr. 1992	President of Osaka District Court;
	-Sept. 1995	Registered as an attorney-at-law (Osaka Bar Association);
	-June 1998	Vice Board Chairman of Japan Federation of Arbitration Associations;
	-July 2001	Member of Supreme Court Committee on Construction-related Disputes;
	-June 2004	Corporate Auditor of the Company.

Hiroyuki Takahashi	Corporate Auditor
(Mar. 1, 1937)	-June 1993	Director, Director of Human Resources of Mitsui & Co., Ltd.;
	-June 1996	Executive Managing Officer of Mitsui & Co., Ltd.;
	-June 1997	Corporate Auditor of Mitsui & Co., Ltd.;
	-Oct. 2000	Executive Managing Director and Secretary-General of Japan Corporate Auditors Association;
	-Oct. 2005	Director of Japan Corporate Auditors Association (retired as Director on June 25, 2006);
	-June 2006	Corporate Auditor of the Company.

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

The following table shows information about Matsushita’s Executive Officers as of June 28, 2006, including their positions and responsibilities.

Name	Positions and responsibilities
Koshi Kitadai	Senior Managing Executive Officer President of Panasonic Electronics Devices Co., Ltd.

Yoshiaki Kushiki	Managing Executive Officer President of Panasonic Mobile Communications Co., Ltd.

Yasuo Katsura	Managing Executive Officer Director of Tokyo Branch

Tameshige Hirata	Managing Executive Officer President of Matsushita Ecology Systems Co., Ltd.

Name	Positions and responsibilities

Toru Ishida	Managing Executive Officer President of Matsushita Battery Industrial Co., Ltd.

Katsutoshi Kanzaki	Managing Executive Officer President of Panasonic Factory Solutions Co., Ltd. In charge of Matsushita Welding Systems Co., Ltd.

Yoshitaka Hayashi	Executive Officer Director of Corporate Management Division for China and Northeast Asia Chairman of Panasonic Corporation of China

Fujio Nakajima	Executive Officer Senior Vice President of Panasonic AVC Networks Company Director of Technology Planning & Development Center

Tomiyasu Chiba	Executive Officer President of Panasonic Shikoku Electronics Co., Ltd.

Nobutane Yamamoto	Executive Officer In charge of Corporate Procurement

Kazuyoshi Fujiyoshi	Executive Officer President of Panasonic Communications Co., Ltd.

Tomio Kawabe	Executive Officer Director of Corporate Management Division for Asia and Oceania President of Panasonic Asia Pacific Pte. Ltd.

Takae Makita	Executive Officer In charge of Information Systems

Hitoshi Otsuki	Executive Officer Director of Corporate Management Division for Europe Chairman of Panasonic Europe Ltd.

Masashi Makino	Executive Officer Director of Corporate Manufacturing Innovation Division

Yoshinobu Sato	Executive Officer Director of Corporate Sales Strategy Division for National/Panasonic Retailers

Joachim Reinhart	Executive Officer COO of Panasonic Europe Ltd.

Name	Positions and responsibilities

Yutaka Mizuno	Executive Officer Vice President of Panasonic Automotive Systems Company In charge of Sales

Yoshihiko Yamada	Executive Officer Director of Corporate Management Division for North America Chairman of Panasonic Corporation of North America

Kazuhiro Tsuga	Executive Officer In charge of Digital Network and Software Technologies

Ikuo Miyamoto	Executive Officer President of Motor Company

Ken Morita	Executive Officer Senior Vice President of Panasonic AVC Networks Company Director of Visual Products and Display Devices Business Group

Hideo Kawasaki	Executive Officer President of Semiconductor Company

Shigeru Omori	Executive Officer Director of Corporate Industrial Marketing & Sales Division

Takumi Kajisha	Executive Officer In charge of Corporate Communication Division Vice Chairman of Showroom Strategic Committee

Masaaki Fujita	Executive Officer Senior Vice President of Panasonic AVC Networks Company Director of PDP TV Business Unit of Visual Products and Display Devices Business Group

Kazunori Takami	Executive Officer In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products

Yoshihisa Fukushima	Executive Officer In charge of Intellectual Property

Makoto Uenoyama	Executive Officer General Manager of Corporate Accounting Group

(Directors who concurrently serve as Executive Officers are not included in the above list.)

B.	Compensation

The aggregate amount of remuneration, including bonuses, paid by the Company during fiscal 2006 to all Directors and Corporate Auditors twenty-seven persons for services in all capacities was 925 million yen.

In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which was subject to approval at the ordinary general meeting of shareholders. Directors’ condolence grants and retirement benefits paid in fiscal 2006 amounted to 216 million yen. (For details of the Company’s stock option plans for Board members and select senior executives, see Section E of this Item 6.)

At the meeting of Board of Directors held on April 28, 2006, the Company resolved to terminate the retirement benefit system for retiring Directors and Corporate Auditors as of the ordinary general meeting of shareholders to be held on June 28, 2006, with respect to any services performed after such date thereby merging such system into a new annual remuneration system that reflects each Director’s contribution and accomplishments. As a result, it was resolved at the ordinary general meeting of shareholders held on June 28, 2006, to grant final retirement benefits to four Directors who retired as of that day. It was further resolved to grant to fifteen Directors and four Corporate Auditors of the Company who would continue to hold their offices after the date of that general meeting of shareholders, such amount of retirement benefits within a reasonable range to be determined in accordance with certain standards of the Company, for the services they have rendered to that date. The decision as to the exact amounts to be granted to such Directors and Corporate Auditors as well as the time and method of payment has been entrusted to the Company’s Board of Directors and Corporate Auditors respectively.

C.	Board Practices

For information on the Company’s Directors and Corporate Auditors, see Section A of this Item 6.

The Company has made available on the annual report delivered to ADR holders a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under the New York Stock Exchange (NYSE) listing standards. The general summary of the significant differences is also available for viewing in the electronic version of the annual report located at the Company’s web site bellow.

(http://ir-site.panasonic.com/annual/2006/pdf/matsushita_ar2006_e32.pdf)

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000).

D.	Employees

The following table lists the number of full-time employees of Matsushita as of March 31, 2006, 2005 and 2004:

	2006	2005	2004
Employees:
Domestic	144,871	150,642	119,528
Overseas	189,531	184,110	170,965

Total	334,402	334,752	290,493

On April 1, 2004, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Therefore the number of employees as of March 31, 2005 has increased compared with the number as of March 31, 2004.

Most regular Company employees in Japan, except management personnel, are union members, principally of the Matsushita Electric Industrial Workers Union, which is affiliated with the Japanese Electrical Electronic & Information Union.

As is customary in Japan, the Company negotiates annually with the unions and revises annual wage. The annual bonuses of all employees are linked to the Company’s performance of the previous year. The Company also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. In recent years, the Company has introduced in Japan new comprehensive employment and personnel systems to satisfy the diverse needs of employees.

Such systems include an individual performance-oriented annual salary system, a regional-based employee remuneration system and an alternative payment system under which employees can receive retirement and fringe benefits up front in addition to their semiannual bonuses. During the last few years, the Company and its several subsidiaries have also implemented special early retirement programs for employees who wished to pursue careers outside the Company. For a quarter century, Matsushita has not experienced any major labor strikes or disputes. The Company considers its labor relations to be excellent.

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 28, 2006. The total is 17,888,254 shares constituting 0.82% of all outstanding shares of the Company’s common stock.

Name	Position	Number of Matsushita Shares Owned as of June 28, 2006

Kunio Nakamura	Chairman of the Board of Directors	42,000
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,913,351
Fumio Ohtsubo	President and Director	25,000
Takami Sano	Executive Vice President and Director	31,923
Susumu Koike	Executive Vice President and Director	25,562
Tetsuya Kawakami	Executive Vice President and Director	17,057
Toshihiro Sakamoto	Senior Managing Director	16,278
Shunzo Ushimaru	Senior Managing Director	28,578
Takahiro Mori	Managing Director	10,060
Shinichi Fukushima	Managing Director	11,005
Junji Esaka	Managing Director	111,000
Ikuo Uno	Director	0
Yoshifumi Nishikawa	Director	0
Hidetsugu Otsuru	Director	23,000
Mikio Ito	Director	9,000
Ikusaburo Kashima	Director	3,000
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor	9,598,637
Kazumi Kawaguchi	Senior Corporate Auditor	12,803
Yukio Furuta	Senior Corporate Auditor	7,000
Yasuo Yoshino	Corporate Auditor	3,000
Ikuo Hata	Corporate Auditor	0
Hiroyuki Takahashi	Corporate Auditor	0

Total		17,888,254

In June 2001, a stock option plan for Directors and select Executive Counselors was approved at the ordinary general meeting of shareholders. The then thirty Directors on the Board and nine Executive Counselors were granted stock options ranging from 2,000 to 10,000 shares of common stock each, at a price of 2,163 yen per share, exercisable from July 1, 2003 through June 30, 2007. For the stock option plan, the Company in early July 2001 purchased on the TSE a total of 128,000 shares of common stock with an aggregate purchase price of approximately 250 million yen.

In June 2002, the Company obtained approval at the ordinary general meeting of shareholders regarding the issue of stock acquisition rights as stock options for Board members and select Executive Counselors, pursuant to Articles 280-20 and 280-21 of the former Commercial Code of Japan then in effect. Upon the shareholders’ approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 116 stock acquisition rights, each representing a stock option to purchase 1,000 shares of common stock of the Company, to the then twenty-seven Directors and eight Executive Counselors. The stock acquisition rights are exercisable during the period from July 1, 2004 through June 30, 2008. The amount to be paid by qualified persons upon exercise of each stock acquisition right is set at 1,734 yen per share of common stock, which was calculated by a formula approved by shareholders at the said ordinary general meeting of shareholders. As of May 31, 2006, 77 stock acquisition rights, exercisable for a total of 116 stock acquisition rights, remained outstanding.

In June 2003, the Company introduced new business performance evaluation standards (See Section A of this Item 6.) which affect compensation of Directors and Executive Officers. This new evaluation system is intended to encourage pursuit of sustained growth and enhanced profitability for the Group as a whole, thereby accomplishing the goal of increasing corporate value in the interest of shareholders. Upon the introduction of this incentive type compensation system, stock acquisition rights as stock options for Directors and select senior executives have not been offered since June 2003.

(For more details, see Note 12 of the Notes to Consolidated Financial Statements.)

(2)	The full-time employees of the Company and its major subsidiaries in Japan are eligible to participate in the Matsushita Electric Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company had uniformly provided a 10% subsidy on top of any funds employees contribute to the Association. However, from July 2004, the Company started to provide the subsidy in proportion to the number of points that each employee selects to exchange within certain limitations under the “Cafeteria Plan,” the Company’s new flexible benefit plan. Under the Cafeteria Plan, each employee is allotted a certain number of points based on prescribed standards, which he or she may exchange for various benefits, including the Company’s subsidy for contributions to the Association, subsidies for rental housing, subsidies for asset building savings, educational assistance, hotel accommodations, etc. As of March 31, 2006, the Association owned 34,617 thousand shares of the Company’s common stock constituting 1.41% of all outstanding shares of the Company’s common stock.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, except as discussed below, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued.

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

The shareholders that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2006 were Moxley & Co., The Master Trust Bank of Japan, Ltd. (trust account) and Japan Trustee Services Bank, Ltd. (trust account), which are securities processing services companies. The Company understands that these shareholders are not the beneficial owners of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership by these shareholders. The ten largest shareholders of record and their share holdings as of the end of the last fiscal year are as follows:

Name	Share ownership (in thousands of shares)	Percentage of total issued shares
Moxley & Co.	183,031	7.46%
The Master Trust Bank of Japan, Ltd. (trust account)	140,727	5.73
Japan Trustee Services Bank, Ltd. (trust account)	128,742	5.24
Nippon Life Insurance Co.	67,000	2.73
Sumitomo Mitsui Banking Corporation	65,425	2.66
Sumitomo Life Insurance Co.	50,212	2.04
State Street Bank and Trust Co. 505103	36,352	1.48
State Street Bank and Trust Co.	35,817	1.46
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
Matsushita Electric Employee Shareholding Association	34,617	1.41

(2)	As of March 31, 2006, approximately 17.18% of the Company’s common stock was owned by 185 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 7.46% of the total common stock.

(3)	Matsushita is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

B.	Related Party Transactions

Not applicable

C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

(1)	Consolidated Statements

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

Since its founding, Matsushita has consistently regarded returning profits to shareholders as a key management priority. Historically, Matsushita has maintained stable levels of cash dividends. Then, in fiscal 2005, the Company reassessed this policy and in line with growth strategies outlined in the Leap Ahead 21 plan, decided to proactively return profits to shareholders taking into consideration consolidated business performance. Specifically, the Company will provide shareholder return in the form of cash dividends and share repurchases, with due consideration to the level of cash flows. With respect to dividends, Matsushita will pursue steady and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the Company’s financial condition. As for share repurchases, the Company aims to achieve reductions in the total number of outstanding shares, in effect, in an effort to raise shareholder value on a per-share basis. In principle, purchased shares are held as treasury stock to a maximum of 10% of the total number of outstanding shares. Based on this policy, in fiscal 2006 the Company increased annual cash dividends to 20.00 yen consisting of an interim dividend of 10.00 yen per share and a year-end cash dividend of 10.00 yen per share that was approved at the ordinary general meeting of shareholders held on June 28, 2006.

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

Matsushita delisted its shares from two stock exchanges (Fukuoka and Sapporo) in Japan in January 2004, Dusseldorf Stock Exchange in February 2004, the Pacific Exchange in March 2004, Euronext Paris Stock Exchange in April 2004, Amsterdam Stock Exchange in June 2006 and Frankfurt Stock Exchange in August 2006.

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

The following table sets forth for the periods indicated the reported high and low closing prices of the Company’s Common Stock on the TSE, and the reported high and low closing composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
2002	2,325	1,408	19.15	11.33
2003	1,780	1,011	14.47	8.53
2004	1,648	875	15.57	7.33
2005	1,685	1,385	16.05	12.72
2006	2,640	1,520	22.65	14.31

2005
1st quarter	1,685	1,452	15.80	12.72
2nd quarter	1,550	1,385	14.22	12.72
3rd quarter	1,626	1,462	16.05	13.62
4th quarter	1,629	1,512	15.84	14.43

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low

2006
1st quarter	1,695	1,520	15.60	14.31
2nd quarter	1,942	1,681	17.72	15.12
3rd quarter	2,485	1,908	20.70	16.52
4th quarter	2,640	2,300	22.65	19.79

2007
1st quarter	2,855	2,215	25.00	19.09

Most recent 6 months	High	Low	High	Low
February 2006	2,565	2,395	22.23	20.53
March 2006	2,640	2,465	22.65	20.96
April 2006	2,855	2,660	24.39	22.81
May 2006	2,780	2,415	25.00	21.63
June 2006	2,540	2,215	22.70	19.09
July 2006	2,400	2,085	21.05	18.00

*	The prices of ADSs are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points. The prices of ADSs, prior to the December 11, 2000 ADS ratio change, have been restated on the current basis that each ADS represents one share of Common Stock.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of this Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Company Law (kaishaho) of Japan (Company Law). The Company is registered in the Commercial Register (shogyo tokibo) maintained by the Moriguchi Branch Office of the Osaka Legal Affairs Bureau.

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

Directors

Each Director (excluding an outside Director) has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Company Law, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. Under the Company Law, the maximum total amounts of remuneration to Directors and that to Corporate Auditors, including equity compensation such as stock options, bonuses, and other financial benefits to be given in consideration of their performance of duties (the “remunerations, etc.”) must be approved at a general meeting of shareholders. The Company must also obtain the approval at a general meeting of shareholders to change such maximum amounts. Within such authorized amounts, the remuneration amount for each Director is determined by Representative Director who is delegated to do so by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

Except as stated below, neither the Company Law nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their own compensation or retirement age, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), or requirements to hold any shares of Common Stock of the Company. Under the Company Law, the Company is required to obtain resolutions of the Board of Directors in specific circumstances, e.g. for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees and to establish, change or abolish material corporate organizations such as a branch office; to determine such material conditions for offering of corporate bonds as set forth in the ordinances of the Ministry of Justice; to establish and maintain the internal control system to secure legitimate performance of duties of Directors as set forth in the ordinances of the Ministry of Justice; and to exempt a Director or Corporate Auditor from the liability for his/her actions under Article 423, Paragraph 1 of the Company Law pursuant to Article 426, Paragraph 1 of the Company Law.

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

Common Stock

General

Except as otherwise stated, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law of Japan and related legislation.

Under the Company Law, generally, shares may be transferred only by delivering share certificates.

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

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of the Company, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Authorized capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is four billion nine hundred and fifty million (4,950,000,000) shares.

As of March 31, 2006, 2,453,053,497 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

Distribution of Surplus

Distribution of Surplus – General

Under the Company Law, dividends shall be paid by way of distribution of Surplus (“Surplus” is defined in “– Restriction on Distributions of Surplus”) in cash or in kind.

The Company may make distributions of Surplus to the shareholders any number of times per business year, subject to certain limitations described in “– Restriction on Distributions of Surplus.” Distributions of Surplus need, in principle, to be declared by a resolution of a general meeting of shareholders, but the Company may also authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements for the last business year fairly present its asset and financial situation, as required by ordinances of the Ministry of Justice.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock of the Company held by respective shareholders. A resolution of a general meeting of shareholders or the Board of Directors, as the case may be, authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors, as the case may be, grant a right to the shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “Voting Rights” with respect to a “special resolution”).

Under the Company’s Articles of Incorporation, year-end dividends and interim dividends may be distributed to shareholders of the record as of March 31 and September 30 each year respectively, in proportion to the number of shares of the Common Stock of the Company held by respective shareholders following approval by the general meeting of shareholders or the Board of Directors. The Company is not obliged to pay any dividends in cash which have not been received within three years from the commencement of payment thereof. In Japan, the ex-dividend date and the record date for dividends precede the date when the amount of the dividends to be paid is determined by the Company. The shares of common stock generally goes ex-dividend on the third business day prior to the record date for dividends.

Distribution of Surplus – Restriction on Distributions of Surplus

In making a distribution of Surplus, the Company must, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside to its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A” =   the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B” =   (if the Company has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by the Company less the book value thereof

“C” =   (if the Company has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” =   (if the Company has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” =   (if the Company has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F” =   (if the Company has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G” =   certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and thereby increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to the shareholders after the end of the last business year) the amount set aside from such Surplus to additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus to be distributed by the Company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a)	the book value of its treasury stock;

(b)	the amount of consideration for any of treasury stock disposed of by the Company after the end of the last business year; and

(c)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

If the Company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), the Company shall, in calculating the Distributable Amount, further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or, if so required by the Corporate Law, by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by the Company, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by the Company must be audited by the Corporate Auditors and the Accounting Auditor, as required by ordinances of the Ministry of Justice.

Stock splits

The Company may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may in principle amend its Articles of Incorporation to increase the number of authorized shares to be issued in proportion to the relevant stock split pursuant to a resolution of the Board of Directors rather than a special shareholders resolution (as defined in “Voting Rights”) as is otherwise required for amending the Articles of Incorporation.

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

General meeting of shareholders

The ordinary general meeting of shareholders of the Company for each fiscal year is normally held in June in each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time, purpose thereof and certain matters set forth in the Company Law and the ordinances of the Ministry of Justice, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Company Law, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for exercising voting rights at the ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders of the Company holding at least three percent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose by showing such a purpose and reason for convocation to a Representative Director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders of the Company holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by showing such matter to a Representative Director at least eight weeks prior to the date of such meeting.

Under the Company Law, any of minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if the articles of incorporation of a joint stock corporation so provide.

Voting rights

So long as the Company maintains the unit share system (see “Item 10.B. Memorandum and Articles of Association – Common Stock – Unit share system” below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. Any corporate or certain other entity, one-quarter or more of whose total voting rights are directly or indirectly owned by the Company, may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Company Law and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	Consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a Corporate Auditor;

(5)	the exemption of liability of a Director, Corporate Auditor or Accounting Auditor to a certain extent set forth in the Company Law;

(6)	a reduction of stated capital with certain exceptions in which just a usual resolution of shareholders is required or a shareholders’ resolution is not required;

(7)	a distribution of in-kind dividends which meets certain qualifications;

(8)	dissolution, liquidation, merger, consolidation, or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or

(11)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required;

the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting is required (the “special shareholders resolutions”).

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

Issue of additional shares

Holders of the Company’s shares of Common Stock have no pre-emptive rights under the Company Law. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Subject to certain conditions, the Company may issue stock acquisition rights or bonds with stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon the exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it. The Company may determine by a resolution of the Board of Directors at the time of offerings that a transfer of the stock acquisition rights shall require the approval of the Company. Whether the Company will determine such a matter in future stock acquisition rights offerings will depend upon the circumstances at the time of such offerings.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held.

Record date

As mentioned above (see “Item 10.B. Memorandum and Articles of Association – Common Stock – Distribution of Surplus – Distribution of Surplus – General”), March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more units of shares in the Company’s registers of shareholders and/or that of beneficial shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the company of its common stock

Under the Corporate Law and the Company’s Articles of Incorporation, the Company may acquire its own shares of Common Stock (i) by soliciting all the shareholders to offer to sell shares held by them (in this case, the certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by, as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice, a resolution of the Board of Directors, or an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Company’s shares of Common Stock are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Unless the Company’s Board of Directors adopts a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares constituting less than one unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefore, shares constituting less than one unit for which no share certificates are issued is not transferable.

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company. In addition, the Articles of Incorporation of the Company provide that a holder of shares constituting less than one unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit held by such holder, constitute one unit of stock, in accordance with the provisions of the Share Handling Regulations of the Company.

A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one unit have the right to require the Company to purchase their shares or sell shares held by the Company to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of units are unable to withdraw the underlying shares of Common Stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares or sell shares held by the Company to such holders unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by the Company of shares held by shareholders whose location is unknown

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for five years or more.

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive distribution of Surplus on the shares continuously for five years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

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

Except for the general limitations under Japanese anti-trust and anti-monopoly regulations against holding of shares of common stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, and except for general limitations under the Company Law or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is practically no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

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

Gains derived from the sale of shares of Common Stock or ADSs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty, subject to a certain filing requirement under Japanese law.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired from an individual shares of Common Stock or ADSs as a legatee, heir or donee even though neither the acquiring individual nor the deceased nor donor is a Japanese resident.

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any dividends received by a U.S. Holder (before reduction for Japanese withholding taxes) to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. Dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the U.S. Holders held the shares of Common Stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the shares of Common Stock or ADSs generally will be qualified dividend income. The U.S. Holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to the U.S. Holder when the U.S. Holder, in the case of shares of Common Stock, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend the U.S. Holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares of Common Stock or ADSs and thereafter as capital gain.

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

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of Common Stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Common Stock or ADSs is greater than 1 year. Long-term capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15%. Any such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

According to the Securities Exchange Act of 1934, as amended, the Company is subject to the requirements of informational disclosure. The Company files various reports and other information, including its annual report on Form 20-F, with the U.S. Securities and Exchange Commission. These reports and other information may be inspected at the public reference room at the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549. You can also obtain a copy of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330.

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

Maturities, costs and fair values of available-for-sale securities were as follows at March 31, 2006 and 2005:

	Yen (millions)
	2006		2005
	Cost	Fair value	Cost	Fair value
Due within one year	56,769	56,753	11,978	11,978
Due after one year through five years	137,184	136,681	79,841	80,008
Due after five years through ten years	4,476	4,353	10,261	10,378
Equity securities	230,400	527,705	228,202	392,903

Total	428,829	725,492	330,282	495,267

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar and euro revenues, at March 31, 2006 and 2005. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2006		2005
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	404,383	121	317,506	(3,122)
To buy foreign currencies	258,335	2,522	200,705	1,643
Options purchased to sell foreign currencies	25,885	132	29,981	61
Cross currency swaps	4,130	(35)	16,879	123

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of electronic components and devices. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures, at March 31, 2006 and 2005.

	Yen (millions)
	2006		2005
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures:
To sell commodity	36,007	(7,401)	31,978	(2,832)
To buy commodity	93,061	43,674	75,824	12,554

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable-paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates at March 31, 2006 and 2005. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts.

Long-term debt, including current portion:

		Yen (millions)
		Carrying amount and maturity date (as of March 31, 2006)
	Average interest rate	Total	2007	2008	2009	2010	2011	There- after	Fair value
Straight bonds	1.3%	200,014	100,014					100,000	200,661
Straight bonds issued by subsidiaries	1.3%	80,000	20,000	10,000	30,000			20,000	79,518
Unsecured yen loans from banks and insurance companies	0.4%	84,983	25,615	17,616	41,112	577	45	18	83,398
Secured yen loans mainly from Development Bank of Japan by subsidiaries	0.2%	3,495	828	535	495	448	423	766	3,343

Total		368,492	146,457	28,151	71,607	1,025	468	120,784	366,920

		Yen (millions)
		Carrying amount and maturity date (as of March 31, 2005)
	Average interest rate	Total	2006	2007	2008	2009	2010	There- after	Fair value
Japanese yen convertible bonds	0.9%	86,411	86,411						87,197
Straight bonds	1.3%	200,084		100,084				100,000	207,364
Straight bonds issued by subsidiaries	1.3%	116,583	36,583	20,000	10,000	30,000		20,000	119,093
Unsecured yen loans from banks and insurance companies	0.5%	306,146	122,268	82,987	56,202	36,379	6,946	1,364	305,400

Total		709,224	245,262	203,071	66,202	66,379	6,946	121,364	719,054

Interest rate swaps:

		Yen (millions)
		Notional amount and maturity date (as of March 31, 2006)
Average receive rate	Average pay rate	2007	2008	2009	2010	2011	There- after	Fair value
0.87%	JPY6M LIBOR + 0.40%	15,000						14

		Notional amount and maturity date (as of March 31, 2005)
Average receive rate	Average pay rate	2006	2007	2008	2009	2010	There- after	Fair value
0.87%	JPY6M LIBOR + 0.40%		15,000					84

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2006. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Matsushita’s Board of Corporate Auditors has determined that Kazumi Kawaguchi, a Senior Corporate Auditor of Matsushita, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. Mr. Kawaguchi meets the independence requirements imposed on corporate auditors under the Company Law of Japan.

Item 16B.	Code of Ethics

Matsushita has adopted a Code of Ethics applicable to the Chief Executive Officer, the Chief Financial Officer and other Executive Officers. The Code of Ethics is attached as an exhibit to the annual report for the fiscal year ended March 31, 2004 on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Fees and services by the Company’s principal accountant

The following table shows the aggregate fees accrued or paid to KPMG AZSA & Co. and its member firms (KPMG), the Company’s principal accountant for the years ended March 31, 2006 and 2005:

	Yen (millions)
	2006	2005
Audit fees	1,908	1,579
Audit-related fees	466	211
Tax fees	472	352
All other fees	13	27

Total	2,859	2,169

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

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to the Company through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, the Company relies on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

•	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

•	None of the members of the board of corporate auditors is elected by management, and none of the listed company’s executive officers is a member of the board of corporate auditors.

•	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

•	The board of corporate auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

•	To the extent permitted by Japanese law:

—	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by the listed company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by the listed company’s employees of concerns regarding questionable accounting or auditing matters;

—	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

—	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

In the Company’s assessment, its Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

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

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan (Shares)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plan (Shares)
April 1 - 30, 2005	109,485	1,584
May 1 - 31, 2005	6,339,160	1,595	6,271,000	113,729,000
June 1 - 30, 2005	17,886,229	1,647	15,234,000	98,495,000
July 1 - 31, 2005	8,909,958	1,730	8,670,000	89,825,000
August 1 - 31, 2005	10,834,084	1,882	10,626,000	79,199,000
September 1 - 30, 2005	131,677	1,894		79,199,000
October 1 - 31, 2005	5,212,893	1,963	5,093,000	74,106,000
November 1 - 30, 2005	1,579,600	2,177	1,383,000	72,723,000
December 1 - 31, 2005	210,639	2,335		72,723,000
January 1 - 31, 2006	110,597	2,393		72,723,000
February 1 - 28, 2006	119,027	2,503		72,723,000
March 1 - 31, 2006	103,830	2,528		72,723,000

Total	51,547,179	1,761	47,277,000

On April 28, 2005, the Company announced that the Board of Directors resolved to repurchase its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the former Japanese Commercial Code which shall continuously be applicable to the Company, despite the re-enactment of such Commercial Code to the Company Law of Japan with effect from May 1, 2006, pursuant to Article 81 of the “Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law” as follows:

Class of shares	:	Common stock
Aggregate number of shares to be repurchased	:	Up to 50 million shares
Aggregate amount to be repurchased	:	Up to 100 billion yen
Period of repurchase	:	Between May 2, 2005 and late March 2006

On June 29, 2005, the Company announced repurchase of its shares from MEW, a consolidated subsidiary of the Company, as set out below. The shares so repurchased were originally allotted to MEW upon its business division and transfer to MEI relating to the sales function for the home appliances business of MEW in accordance with Article 211-3, Paragraph 1, Item 2 of the former Commercial Code which shall continuously be applicable to the Company for the reason referred to above.

Class of shares	:	Common stock
Aggregate number of shares to be repurchased	:	2,542,767 shares
Aggregate amount to be repurchased	:	4,279,476,861 yen

Under the Company Law of Japan, a holder of shares consisting less than a full unit may require the Company to purchase such shares at their market value (see “Common Stock—Unit share system” in Section B of Item 10). During the year ended March 31, 2006, the Company purchased 1,668,141 shares for a total purchase price of 3,394,548,853 yen upon such requests from holders of shares consisting less than one full unit.

The Directors, Corporate Auditors, Executive Officers and Executive Counselors in Japan are eligible to participate in the Matsushita Electric Directors and Executive Officers Shareholding Association, which is an affiliated purchaser, and the Association purchases shares of the Company’s common stock on their behalf. During the year ended March 31, 2006, the Association purchased 59,271 shares for a total purchase price of 115,700,895 yen.

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

Schedule for the years ended March 31, 2006, 2005 and 2004:

Schedule II Valuation and Qualifying Accounts and Reserves for the years ended March 31, 2006, 2005 and 2004	170

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG AZSA & Co.

Osaka, Japan

May 10, 2006

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2006 and 2005

	Yen (millions)
Assets	2006	2005
Current assets:
Cash and cash equivalents (Note 9)	1,667,396	1,169,756
Time deposits (Note 9)	11,001	144,781
Short-term investments (Notes 5 and 18)	56,753	11,978
Trade receivables (Notes 6 and 16):
Related companies (Note 4)	22,101	17,612
Notes	66,502	107,258
Accounts	1,095,612	1,170,704
Allowance for doubtful receivables	(37,400)	(43,836)

Net trade receivables	1,146,815	1,251,738

Inventories (Note 3)	915,262	893,425
Other current assets (Notes 7, 11 and 18)	609,326	558,854

Total current assets	4,406,553	4,030,532

Noncurrent receivables (Note 6)	—	246,201

Investments and advances (Notes 5 and 18):
Associated companies (Note 4)	133,608	166,955
Other investments and advances	966,427	979,550

Total investments and advances	1,100,035	1,146,505

Property, plant and equipment (Notes 6, 7 and 9):
Land	374,989	393,635
Buildings	1,667,764	1,665,243
Machinery and equipment	3,142,607	3,087,155
Construction in progress	71,037	84,139

	5,256,397	5,230,172
Less accumulated depreciation	3,624,058	3,572,092

Net property, plant and equipment	1,632,339	1,658,080

Other assets:
Goodwill (Notes 2 and 8)	413,137	461,912
Intangible assets (Notes 2 and 8)	104,158	101,585
Other assets (Notes 10 and 11)	308,418	412,066

Total other assets	825,713	975,563

	7,964,640	8,056,881

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2006 and 2005

	Yen (millions)
Liabilities and Stockholders’ Equity	2006	2005
Current liabilities:
Short-term borrowings, including current portion of long-term debt (Notes 6, 9 and 18)	339,845	385,474
Trade payables:
Related companies (Note 4)	76,485	30,121
Notes	66,315	37,099
Accounts	838,479	798,799

Total trade payables	981,279	866,019

Accrued income taxes (Note 11)	51,128	47,916
Accrued payroll	142,594	145,871
Other accrued expenses (Note 19)	842,467	789,999
Deposits and advances from customers	90,600	92,089
Employees’ deposits	14,065	118,441
Other current liabilities (Notes 11 and 18)	423,090	383,082

Total current liabilities	2,885,068	2,828,891

Noncurrent liabilities:
Long-term debt (Notes 6, 9 and 18)	264,070	477,143
Retirement and severance benefits (Note 10)	414,266	597,163
Other liabilities (Note 11)	112,024	113,491

Total noncurrent liabilities	790,360	1,187,797

Minority interests	501,591	495,941

Stockholders’ equity:
Common stock (Note 12):
Authorized - 4,950,000,000 shares Issued - 2,453,053,497 shares (2,453,053,497 shares in 2005)	258,740	258,740
Capital surplus (Note 12)	1,234,289	1,230,701
Legal reserve (Note 12)	87,526	87,838
Retained earnings (Note 12)	2,575,890	2,461,071
Accumulated other comprehensive income (loss) (Notes 5, 10, 13 and 17):
Cumulative translation adjustments	(162,331)	(245,642)
Unrealized holding gains of available-for-sale securities	145,306	72,608
Unrealized gains of derivative instruments	1,326	6,403
Minimum pension liability adjustments	(10,420)	(71,746)

Total accumulated other comprehensive income (loss)	(26,119)	(238,377)

Treasury stock, at cost (Note 12):
243,521,506 shares (194,695,787 shares in 2005)	(342,705)	(255,721)

Total stockholders’ equity	3,787,621	3,544,252

Commitments and contingent liabilities (Note 19)

	7,964,640	8,056,881

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2006, 2005 and 2004

	Yen (millions)
	2006	2005	2004
Revenues, costs and expenses:
Net sales:
Related companies (Note 4)	204,740	192,489	179,270
Other	8,689,589	8,521,147	7,300,474

Total net sales	8,894,329	8,713,636	7,479,744
Cost of sales (Notes 4 and 16)	(6,155,297)	(6,176,046)	(5,313,065)
Selling, general and administrative expenses (Note 16)	(2,324,759)	(2,229,096)	(1,971,187)

Interest income	28,216	19,490	19,564
Dividends received	6,567	5,383	5,475
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance (Note 10)	—	31,509	72,228
Other income (Notes 5, 6, 16 and 17)	147,399	82,819	59,544
Interest expense	(21,686)	(22,827)	(27,744)
Goodwill impairment (Note 8)	(50,050)	(3,559)	—
Other deductions (Notes 4, 5, 7, 8, 15, 16 and 17)	(153,407)	(174,396)	(153,737)

Income before income taxes	371,312	246,913	170,822

Provision for income taxes (Note 11):
Current	96,341	96,529	77,375
Deferred	70,748	56,805	21,160

	167,089	153,334	98,535

Income before minority interests and equity in losses of associated companies	204,223	93,579	72,287

Minority interests	(987)	27,719	19,618

Equity in losses of associated companies (Note 4)	(50,800)	(7,379)	(10,524)

Net income	154,410	58,481	42,145

	Yen
Net income per share of common stock (Note 14):
Basic	69.48	25.49	18.15
Diluted	69.48	25.49	18.00

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2006, 2005 and 2004

	Yen (millions)
	2006	2005	2004
Common stock (Notes 12 and 16):
Balance at beginning of year	258,740	258,740	258,738
Issuance of common stock for conversion of bonds	—	—	2

Balance at end of year	258,740	258,740	258,740

Capital surplus (Notes 12 and 16):
Balance at beginning of year	1,230,701	1,230,476	1,219,686
Issuance of common stock for conversion of bonds	—	—	2
Treasury stock provided for conversion of bonds	—	—	4,209
Stock issued under exchange offering	—	—	6,579
Transfer from legal reserve and retained earnings due to merger of a subsidiary	798	—	—
Sale of treasury stock	62	225	—
Increase in capital surplus and transfer to minority interests arising on conversion of bonds by a subsidiary	2,728	—	—

Balance at end of year	1,234,289	1,230,701	1,230,476

Legal reserve (Note 12):
Balance at beginning of year	87,838	83,175	80,700
Transfer from retained earnings	438	4,663	2,475
Transfer to capital surplus due to merger of a subsidiary	(750)	—	—

Balance at end of year	87,526	87,838	83,175

Retained earnings (Note 12):
Balance at beginning of year	2,461,071	2,442,504	2,432,052
Net income	154,410	58,481	42,145
Cash dividends	(39,105)	(35,251)	(29,218)
Transfer to legal reserve	(438)	(4,663)	(2,475)
Transfer to capital surplus due to merger of a subsidiary	(48)	—	—

Balance at end of year	2,575,890	2,461,071	2,442,504

Accumulated other comprehensive income (loss) (Note 13):
Balance at beginning of year	(238,377)	(399,502)	(705,642)
Other comprehensive income, net of tax	212,258	161,125	306,140

Balance at end of year	(26,119)	(238,377)	(399,502)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2006, 2005 and 2004

	Yen (millions)
	2006	2005	2004
Treasury stock (Note 12):
Balance at beginning of year	(255,721)	(163,817)	(107,134)
Treasury stock acquired due to acquisition of additional shares of newly consolidated subsidiaries (Note 2)	—	(124)	—
Repurchase of common stock	(87,150)	(92,879)	(69,394)
Sale of treasury stock	166	1,099	—
Conversion of bonds	—	—	12,711

Balance at end of year	(342,705)	(255,721)	(163,817)

Disclosure of comprehensive income (loss) (Note 13):
Net income	154,410	58,481	42,145
Other comprehensive income (loss), net of tax:
Translation adjustments	83,311	36,645	(121,163)
Unrealized holding gains (losses) of available-for-sale securities	72,698	(15,496)	106,186
Unrealized gains (losses) of derivative instruments	(5,077)	(273)	7,766
Minimum pension liability adjustments	61,326	140,249	313,351

Total comprehensive income	366,668	219,606	348,285

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2006, 2005 and 2004

	Yen (millions)
	2006	2005	2004
Cash flows from operating activities (Note 16):
Net income	154,410	58,481	42,145
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	309,399	325,465	278,177
Net gain on sale of investments	(47,449)	(31,399)	(11,327)
Provision for doubtful receivables	8,409	4,963	3,154
Deferred income taxes	70,748	56,805	21,160
Write-down of investment securities (Notes 4 and 5)	35,292	16,186	52,492
Impairment loss on long-lived assets (Notes 7 and 8)	66,378	33,078	11,666
Minority interests	(987)	27,719	19,618
(Increase) decrease in trade receivables	(31,042)	61,207	35,248
(Increase) decrease in inventories	36,498	84,405	(37,016)
(Increase) decrease in other current assets	(57,990)	14,649	13,450
Increase (decrease) in trade payables	112,340	(74,276)	87,226
Increase (decrease) in accrued income taxes	3,872	(3,422)	12,254
Increase (decrease) in accrued expenses and other current liabilities	37,108	(10,736)	10,782
Increase (decrease) in retirement and severance benefits	(73,180)	(99,499)	(67,332)
Increase (decrease) in deposits and advances from customers	(13,304)	(13,873)	(15,906)
Other	(35,084)	14,809	17,435

Net cash provided by operating activities	575,418	464,562	473,226

Cash flows from investing activities (Note 16):
Proceeds from sale of short-term investments	41,867	6,117	—
Purchase of short-term investments	(54,967)	(9,001)	(702)
Proceeds from disposition of investments and advances	849,409	101,374	68,468
Increase in investments and advances	(385,865)	(133,636)	(207,869)
Capital expenditures	(356,751)	(352,203)	(275,544)
Proceeds from disposals of property, plant and equipment	168,631	78,131	113,008
(Increase) decrease in finance receivables	—	26,823	30,697
(Increase) decrease in time deposits	141,289	27,748	202,808
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	—	82,208	—
Proceeds from sale of shares of subsidiaries and dividends received	63,083	—	—
Other	(59,605)	(5,857)	(16,311)

Net cash provided by (used in) investing activities	407,091	(178,296)	(85,445)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2006, 2005 and 2004

	Yen (millions)
	2006	2005	2004
Cash flows from financing activities (Note 16):
Increase (decrease) in short-term borrowings	15,037	(8,009)	(39,577)
Increase (decrease) in employees’ deposits	(104,835)	(125,261)	119
Proceeds from long-term debt	30,653	119,422	108,026
Repayments of long-term debt	(328,243)	(251,554)	(228,039)
Dividends paid	(39,105)	(35,251)	(29,218)
Dividends paid to minority interests	(16,281)	(14,765)	(4,675)
Repurchase of common stock (Note 12)	(87,150)	(92,879)	(69,394)
Sale of treasury stock (Note 12)	228	1,324	—
Other	5,128	1,395	5,963

Net cash used in financing activities	(524,568)	(405,578)	(256,795)

Effect of exchange rate changes on cash and cash equivalents	39,699	14,054	(23,442)

Net increase (decrease) in cash and cash equivalents	497,640	(105,258)	107,544

Cash and cash equivalents at beginning of year	1,169,756	1,275,014	1,167,470

Cash and cash equivalents at end of year	1,667,396	1,169,756	1,275,014

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2006, 2005 and 2004

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

Sales in fiscal 2006 were categorized as follows: AVC Networks—41%, Home Appliances—13%, Components and Devices—12%, MEW and PanaHome*—18%, JVC—8%, and Other—8%. A sales breakdown in fiscal 2006 by geographical market was as follows: Japan—52%, North and South America—16%, Europe—12%, and Asia and Others—20%.

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

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company changed the presentation of “deposits and advances from customers” from net cash used in financing activities to net cash provided by operating activities in the consolidated statements of cash flows for the year ended March 31, 2006. In addition, the Company revised the corresponding prior year presentation. The revision decreased net cash provided by operating activities and increased net cash used in financing activities by 13,873 million yen and 15,906 million yen for the years ended March 31, 2005 and 2004, respectively. These changes were not material to the consolidated statements of cash flows for these years.

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

Historically, the Company has made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for a decline in the product’s value, and are classified as a reduction of revenue on the consolidated statements of income. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience or specific arrangements made with the distributors.

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

(e)	Leases (See Note 6)

Prior to April 1, 2005, a subsidiary of the Company leased machinery and equipment to third parties. Leases of such assets were principally accounted for as direct financing leases and included in “Trade receivables—Accounts” and “Noncurrent receivables” in the accompanying consolidated balance sheet.

On April 1, 2005, the Company sold the majority shares of this subsidiary to a third party, and began to account for its remaining investment using the equity method.

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

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings ......................................................................	5 to 50 years
Machinery and equipment ...........................................	2 to 10 years

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Goodwill and Other Intangible assets (See Note 8)

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually based on assessment of current estimated fair value of the intangible asset. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment based on an assessment of the undiscounted cash flows expected by the asset. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

The excess of cost of the stock of the associated companies over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, is recognized as equity method goodwill. Such equity method goodwill is not being amortized and is instead tested for impairment as part of the equity method investment.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of each of the investments in associated companies, cost method investments and available-for-sale securities for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount or cost basis of investment, financial condition and prospects of each investee, and other relevant factors.

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

(k)	Allowance for Doubtful Receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(l)	Income Taxes (See Note 11)

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

(m)	Advertising (See Note 16)

Advertising costs are expensed as incurred.

(n)	Net Income per Share (See Notes 12 and 14)

The Company accounts for net income per share in accordance with SFAS No. 128, “Earnings per Share.” This Statement establishes standards for computing net income per share and requires dual presentation of basic and diluted net income per share on the face of the statements of income for all entities with complex capital structures.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under SFAS No. 128, basic net income per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(o)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(p)	Derivative Financial Instruments (See Notes 13, 17 and 18)

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Impairment of Long-Lived Assets (See Note 7)

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(r)	Restructuring Charges (See Note 15)

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Pursuant to SFAS No. 146, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan.

(s)	Stock-Based Compensation (See Note 12)

SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

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

If the accounting provision of SFAS No. 123, as amended, had been adopted, the impact on the Company’s net income for the three years ended March 31, 2006 would not be material.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(u)	New Accounting Pronouncements

In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which addresses accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No. 123R will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. SFAS No. 123R will be effective for the Company as of April 1, 2006. The application of SFAS No. 123R is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2004, FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of its idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company for inventory costs incurred on or after April 1, 2006. The application of SFAS No. 151 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates an exception in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for the Company for nonmonetary asset exchanges occurring on or after April 1, 2006. The application of SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In September 2005, EITF issued EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” which provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after April 1, 2006. The application of EITF 04-13 is not expected to have a material effect on the Company’s consolidated financial statements.

(v)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements and notes thereto to conform with the presentation used for the year ended March 31, 2006.

(2)	Acquisition

On April 1, 2004, the Company acquired 19.2% of the issued common shares of Matsushita Electric Works, Ltd. (MEW) through a tender offer to obtain its controlling interest. Until then, the Company had a 31.8% equity ownership.

This acquisition also resulted in another acquisition of a controlling interest of PanaHome Corporation (PanaHome) because both the Company and MEW had 27% equity ownerships, respectively.

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

Of the 25,533 million yen of acquired intangible assets, 20,005 million yen was assigned to assets subject to amortization, which have a weighted-average useful life of approximately seven years and include technologies of 9,592 million yen with a 10-year weighted-average useful life, and software of 8,892 million yen with a 5-year weighted-average useful life.

The total amount of goodwill is included in “MEW and PanaHome” segment, and is not deductible for tax purposes.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The unaudited pro forma information shows the results of the Company’s consolidated income for the year ended March 31, 2004 as though MEW and PanaHome had been consolidated at the beginning of fiscal 2004. The unaudited pro forma results include the unaudited historical operating results of MEW and PanaHome for the year ended March 31, 2004.

The unaudited pro forma data is not necessarily indicative of the Company’s results of income that would actually have been reported if the transaction in fact had occurred on April 1, 2003, and is not necessarily representative of the Company’s consolidated results of income for any future period.

Unaudited
Yen (millions)
2004
Net sales	8,771,836
Net income	49,129

Yen
2004
Net income per share:
Basic	21.16
Diluted	20.94

(3)	Inventories

Inventories at March 31, 2006 and 2005 are summarized as follows:

	Yen (millions)
	2006	2005
Finished goods	534,766	491,381
Work in process	126,152	139,745
Raw materials	254,344	262,299

	915,262	893,425

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2006 and 2005 and for the three years ended March 31, 2006 is shown below. The most significant of these associated companies are Toshiba Matsushita Display Technology Co., Ltd. (TMD) and Sumishin Matsushita Financial Services Co., Ltd. (SMFC). At March 31, 2006, the Company has a 40% equity ownership in TMD and a 34% equity ownership in SMFC.

The Company formerly accounted for the investment in Matsushita Toshiba Picture Display Co., Ltd. (MTPD) and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with FIN 46R, “Consolidation of Variable Interest Entities,” as a result of certain restructuring activities of MTPD. At March 31, 2006, the Company has a 64.5% equity ownership in MTPD, which is engaged in manufacturing and distributing cathode ray tubes. The impact of consolidating MTPD is not material to the Company’s consolidated financial statements. Financial information associated with MTPD through February 28, 2006 is included in the aggregate information below, however, financial information as of and for the one month ended March 31, 2006 is not included.

As described in Note 2, MEW, PanaHome and their respective subsidiaries, which were formerly accounted for under the equity method, became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, financial information associated with MEW, PanaHome and their respective subsidiaries in fiscal 2006 and 2005 is not included below.

Financial information associated with SMFC for fiscal 2005 and 2004 is not included below, as it was a subsidiary through fiscal 2005.

	Yen (millions)
	2006	2005
Current assets	842,766	417,848
Other assets	578,082	383,739

	1,420,848	801,587

Current liabilities	633,909	423,858
Other liabilities	397,313	97,800

Net assets	389,626	279,929

Company’s equity in net assets	153,590	118,489

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2006	2005	2004
Net sales	1,227,057	1,187,975	2,552,682
Gross profit	195,141	176,765	577,451
Net loss	(70,381)	(11,178)	(6,598)

Purchases and dividends received from associated companies for the three years ended March 31, 2006 are as follows:

	Yen (millions)
	2006	2005	2004
Purchases from	261,458	260,745	366,943
Dividends received	1,496	1,480	5,525

Retained earnings include undistributed earnings of associated companies in the amount of 28,299 million yen and 11,974 million yen, as of March 31, 2006 and 2005, respectively.

During the years ended March 31, 2006, 2005 and 2004, the Company incurred a write-down of 30,681 million yen, 2,833 million yen and 50,793 million yen, respectively, for other-than-temporary impairment of investments and advances in associated companies. The write-down is included in other deductions in the consolidated statements of income.

Investments in associated companies include equity securities which have quoted market values at March 31, 2006 and 2005 compared with related carrying amounts as follows:

	Yen (millions)
	2006	2005
Carrying amount	3,054	3,168
Market value	5,088	4,133

(5)	Investments in Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The cost, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Japanese and foreign government bonds	30,028	30,012	3	19
Convertible and straight bonds	1,500	1,500	—	—
Other debt securities	25,241	25,241	—	—

	56,769	56,753	3	19

Noncurrent:
Equity securities	230,400	527,705	297,371	66
Japanese and foreign government bonds	90,214	89,678	—	536
Convertible and straight bonds	32,866	32,702	13	177
Other debt securities	18,580	18,654	104	30

	372,060	668,739	297,488	809

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2005
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Japanese and foreign government bonds	35	35	—	—
Convertible and straight bonds	5,000	5,000	—	—
Other debt securities	6,943	6,943	—	—

	11,978	11,978	—	—

Noncurrent:
Equity securities	228,202	392,903	164,826	125
Japanese and foreign government bonds	40,200	40,233	33	—
Convertible and straight bonds	31,644	31,871	230	3
Other debt securities	18,258	18,282	101	77

	318,304	483,289	165,190	205

Maturities of investments in available-for-sale securities at March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006		2005
	Cost	Fair value	Cost	Fair value
Due within one year	56,769	56,753	11,978	11,978
Due after one year through five years	137,184	136,681	79,841	80,008
Due after five years through ten years	4,476	4,353	10,261	10,378
Equity securities	230,400	527,705	228,202	392,903

	428,829	725,492	330,282	495,267

Proceeds from sale of available-for-sale securities for the years ended March 31, 2006, 2005 and 2004 were 135,907 million yen, 74,719 million yen and 40,611 million yen, respectively. The gross realized gains for the years ended March 31, 2006, 2005 and 2004 were 63,757 million yen, 31,655 million yen and 12,391 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2006, 2005 and 2004 were 199 million yen, 256 million yen and 1,064 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the years ended March 31, 2006, 2005 and 2004, the Company incurred a write-down of 458 million yen, 2,661 million yen and 1,699 million yen, respectively, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated market condition of certain industries in Japan. The write-down is included in other deductions in the consolidated statements of income.

Gross unrealized holding losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006 and 2005, are as follows:

	Yen (millions)
	2006
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	1,474	66	—	—	1,474	66
Japanese and foreign government bonds	114,558	555	—	—	114,558	555
Convertible and straight bonds	30,623	177	—	—	30,623	177
Other debt securities	1,822	30	—	—	1,822	30

	148,477	828	—	—	148,477	828

	2005
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	5,828	125	—	—	5,828	125
Convertible and straight bonds	1,497	3	—	—	1,497	3
Other debt securities	1,423	77	—	—	1,423	77

	8,748	205	—	—	8,748	205

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company has not held unrealized losses for twelve months or more at March 31, 2006 or 2005.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate cost of the Company’s cost method investments totaled 35,211 million yen and 189,740 million yen at March 31, 2006 and 2005. The Company recognized the gross realized losses of 31,264 million yen associated with the sale of a certain investment for the year ended March 31, 2006. For investments with an aggregate cost of 32,621 million yen and 34,245 million yen at March 31, 2006 and 2005, respectively, the Company estimated that the fair value exceeded the cost of investments (that is, the investments were not impaired). For the years ended March 31, 2006 and 2005, the remaining investments were considered other-than-temporarily impaired, resulting in a write-down of 4,153 million yen and 10,692 million yen, respectively.

(6)	Leases

The Company has capital and operating leases for certain machinery and equipment with SMFC and other third parties. At March 31, 2006 and 2005, the gross book value of machinery and equipment under capital leases was 168,374 million yen and 47,765 million yen, and the related accumulated depreciation recorded was 101,025 million yen and 27,052 million yen, respectively.

During the years ended March 31, 2006, 2005 and 2004, the Company sold and leased back certain machinery and equipment for 115,326 million yen, 49,574 million yen and 44,636 million yen, respectively. The base lease term is 2 to 5 years. The resulting leases are being accounted for as operating leases. The resulting gains of these transactions, included in other income in the consolidated statements of income, were not significant. The Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 41,302 million yen, 34,800 million yen and 29,049 million yen for the years ended March 31, 2006, 2005 and 2004, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2006 are as follows:

	Yen (millions)
Year ending March 31	Capital leases	Operating leases
2007	29,857	44,938
2008	20,406	52,853
2009	12,201	27,861
2010	6,178	21,268
2011	2,913	29,379
Thereafter	1,923	2,618

Total minimum lease payments	73,478	178,917

Less amount representing interest	2,847

Present value of net minimum lease payments	70,631
Less current portion	28,596

Long-term capital lease obligations	42,035

Prior to April 1, 2005, a subsidiary of the Company leased machinery and equipment. Leases of such assets are principally accounted for as direct financing leases. On April 1, 2005, the Company sold the majority shares of this subsidiary to a third party, and began to account for its remaining investment using the equity method. Investments in non-cancelable financing leases at March 31, 2005 were as follows:

Yen (millions)
2005
Total minimum lease payments to be received	332,292
Less amounts representing estimated executory cost	13,840
Less unearned income	15,677

302,775
Less allowance for doubtful receivables	5,946

Net investment in financing leases	296,829
Less current portion	105,817

Long-term investment in financing leases	191,012

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. As discussed in Note 1 (q), the Company accounts for impairment of long-lived assets in accordance with SFAS No. 144. Impairment losses are included in other deductions in the consolidated statements of income, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 16,230 million yen of property, plant and equipment during fiscal 2006.

The Company decided to sell certain land and buildings, and classified those land and buildings as assets held for sale. These assets are included in other current assets in the consolidated balance sheet and the Company recognized an impairment loss. The fair value of the land and buildings was determined by using a purchase price offered by a third party.

The Company also recorded impairment losses related to write-down of land and buildings used in connection with the manufacture of certain information and communications equipment at a domestic subsidiary. As a result of plans to carry out selection and concentration of businesses, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value of land was determined by specific appraisal. The fair value of buildings was determined based on the discounted estimated future cash flows expected to result from the use of the buildings and their eventual disposition.

Impairment losses of 4,260 million yen, 2,771 million yen, 2,488 million yen, 2,754 million yen and 3,957 million yen were related to “AVC Networks,” “Components and Devices,” “MEW and PanaHome,” “Other” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 28,265 million yen of property, plant and equipment during fiscal 2005.

Due to severe competition primarily in the domestic audio and visual industry, the Company was in the process of realigning various branches of a certain domestic sales subsidiary. Consequently the Company decided to sell the land and buildings of the subsidiary near the end of fiscal 2005, and classified those land and buildings as assets held for sale, which were included in other current assets in the consolidated balance sheet. As a result, the Company recognized an impairment loss. The fair value of the land and buildings was determined by using a purchase price offered by a third party.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company also recorded an impairment loss related to write-down of land and buildings used in connection with the manufacture of certain information and communications equipment at a domestic subsidiary. As a result of plans to reduce production of these products, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value of land was determined by specific appraisal. The fair value of buildings was determined based on the discounted estimated future cash flows expected to result from the use of the buildings and their eventual disposition.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2006 and 2005 are as follows:

	Yen (millions)
	AVC Networks	Home Appliances	Components and Devices	MEW and PanaHome	JVC	Other	Total
Balance at March 31, 2004	312,000	21,790	70,531	—	2,943	11,643	418,907
Goodwill acquired during the year	25	698	376	43,113	254	2,098	46,564
Goodwill impaired during the year	—	—	—	—	—	(3,559)	(3,559)

Balance at March 31, 2005	312,025	22,488	70,907	43,113	3,197	10,182	461,912
Goodwill acquired during the year	—	47	216	402	—	714	1,379
Goodwill written off related to disposals during the year	(104)	—	—	—	—	—	(104)
Goodwill impaired during the year	(50,050)	—	—	—	—	—	(50,050)

Balance at March 31, 2006	261,871	22,535	71,123	43,515	3,197	10,896	413,137

The Company recognized an impairment loss of 50,050 million yen during fiscal 2006 related to goodwill of a mobile communication subsidiary. This impairment is due to a decrease in the estimated fair value of the reporting unit caused by decreased profit expectation and the closure of certain businesses in Europe and Asia.

The Company recognized an impairment loss of 3,559 million yen during fiscal 2005 related to goodwill of a cable-broadcasting subsidiary. As the growth rate of the cable-broadcasting business was lower than the Company’s expectation, the carrying amount of the cable-broadcasting unit was greater than the fair value of the reporting unit.

The fair value was determined by using the estimated present fair value of future cash flows or quoted market prices.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Acquired intangible assets, excluding goodwill, at March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006		2005
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Average amortization period
Amortizing intangible assets:
Patents	39,245	30,620	39,183	27,901	8 years
Software	187,336	117,821	162,794	97,035	4 years
Other	37,516	12,806	34,220	11,839	18 years

	264,097	161,247	236,197	136,775

	Yen (millions)
	2006	2005
Non-amortizing intangible assets	1,308	2,163

Aggregate amortization expense for amortizing intangible assets for the years ended March 31, 2006, 2005 and 2004 was 33,918 million yen, 37,569 million yen and 23,789 million yen, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Yen (millions)
2007	27,084
2008	18,961
2009	11,564
2010	5,537
2011	3,626

The Company recorded an impairment loss of 349 million yen of amortizing intangible assets in fiscal 2005. The Company estimated the carrying amount would not be recovered by the future cash flows, due to severe competition in the domestic market. The Company also recognized an impairment loss of 98 million yen, 905 million yen and 1,043 million yen of non-amortizing intangible assets, in connection with the decline of their market value during fiscal 2006, 2005 and 2004, respectively. The impairment loss is included in other deductions in the consolidated statements of income.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2006 and 2005 is set forth below:

	Yen (millions)
	2006	2005
Convertible bonds issued by subsidiaries, due 2005, interest 0.55% - 1.5%	—	86,411
Straight bonds, due 2007, interest 0.87%	100,014	100,084
Straight bonds, due 2011, interest 1.64%	100,000	100,000
Straight bonds issued by subsidiaries, due 2005 - 2013, interest 0.6% - 2.15%	80,000	116,583
Unsecured yen loans from banks and insurance companies, due 2005 - 2013, effective interest 0.4% in 2006 and 0.5% in 2005	84,983	306,146
Secured yen loans mainly from Development Bank of Japan by subsidiaries, due 2006 - 2016, effective interest 0.24%	3,495	—
Capital lease obligations	70,631	23,683

	439,123	732,907
Less current portion	175,053	255,764

	264,070	477,143

The aggregate annual maturities of long-term debt after March 31, 2006 are as follows:

Year ending March 31	Yen (millions)
2007	175,053
2008	47,749
2009	83,404
2010	7,003
2011	3,286

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2006, property, plant and equipment with a book value of 6,645 million yen was pledged as collateral by subsidiaries for secured yen loans mainly from Development Bank of Japan. At March 31, 2006 and 2005, short-term loans subject to such general agreements amounted to 33,951 million yen and 29,687 million yen, respectively. The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2006 and 2005 was 4.4% and 4.0%, respectively.

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

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2006 consisted of the following components:

	Yen (millions)
	2006	2005	2004
Service cost – benefits earned during the year	63,787	71,081	69,614
Interest cost on projected benefit obligation	51,131	54,417	73,665
Expected return on plan assets	(37,088)	(35,101)	(35,741)
Amortization of prior service benefit	(26,376)	(23,533)	(9,879)
Recognized actuarial loss	43,145	48,641	63,746

Net periodic benefit cost	94,599	115,505	161,405

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006	2005
Change in benefit obligations:
Benefit obligations at beginning of year	1,885,228	1,900,657
Service cost	63,787	71,081
Interest cost	51,131	54,417
Prior service benefit	(5,850)	(97,360)
Actuarial (gain) loss	38,388	(12,070)
Benefits paid	(93,642)	(86,803)
Transfer of the substitutional portion	—	(415,930)
Acquisition of MEW and PanaHome (Note 2)	—	470,676
Sale of majority shares of Matsushita Leasing & Credit Co., Ltd.	(12,867)	—
Foreign currency exchange impact	3,898	560

Benefit obligations at end of year	1,930,073	1,885,228

Change in plan assets:
Fair value of plan assets at beginning of year	1,294,306	1,072,621
Actual return on plan assets	242,056	74,873
Employer contributions	159,885	165,018
Benefits paid	(79,374)	(67,089)
Transfer of the substitutional portion	—	(228,004)
Acquisition of MEW and PanaHome (Note 2)	—	276,566
Sale of majority shares of Matsushita Leasing & Credit Co., Ltd.	(6,772)	—
Foreign currency exchange impact	2,309	321

Fair value of plan assets at end of year	1,612,410	1,294,306

Funded status	(317,663)	(590,922)

Unrecognized prior service benefit	(317,103)	(338,948)
Unrecognized actuarial loss	285,548	491,691

Net amount recognized	(349,218)	(438,179)

Amounts recognized in the consolidated balance sheets consist of:
Retirement and severance benefits	(414,266)	(597,163)
Other assets	49,103	22,462
Accumulated other comprehensive income, gross of tax	15,945	136,522

Net amount recognized	(349,218)	(438,179)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The accumulated benefit obligation for the pension plans was 1,905,395 million yen and 1,837,817 million yen at March 31, 2006 and 2005, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	2.7%	2.7%
Rate of compensation increase	1.6%	1.8%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2006 are as follows:

	2006	2005	2004
Discount rate	2.7%	2.7%	2.7%
Expected return on plan assets	3.0%	3.0%	2.7%
Rate of compensation increase	1.8%	1.8%	2.0%

The expected return on plan assets is determined based on the portfolio as a whole and not on the sum of the returns on individual asset categories, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns.

During the years ended March 31, 2005, the balance of “retirement and severance benefits” decreased, mainly as a result of the derecognition of an additional minimum pension liability, due to the transfer of the substitutional portion of Japanese Welfare Pension Insurance and a plan amendment of the Company and certain of its domestic subsidiaries.

The weighted-average asset allocation of the Company’s pension plans at March 31, 2006 and 2005 are as follows:

	2006	2005
Asset category:
Equity securities	47%	44%
Debt securities	37	37
Life insurance company general accounts	9	9
Other	7	10

Total	100%	100%

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

The Company expects to contribute 154,613 million yen to its defined benefit plans in the year ending March 31, 2007.

The benefits expected to be paid from the defined pension plans in each fiscal year 2007 – 2011 are 63,218 million yen, 68,871 million yen, 74,967 million yen, 81,034 million yen, and 87,334 million yen, respectively. The aggregate benefits expected to be paid in the five years from fiscal 2012 – 2016 are 469,423 million yen. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31 and include estimated future employee service.

(11)	Income Taxes

Income before income taxes and income taxes for the three years ended March 31, 2006 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2006
Income before income taxes	292,083	79,229	371,312
Income taxes:
Current	63,966	32,375	96,341
Deferred	66,377	4,371	70,748

Total income taxes	130,343	36,746	167,089

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

For the year ended March 31, 2004, domestic income taxes—deferred include the impact of 8,614 million yen, attributable to adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax law on introduction of a new pro forma standard taxation system.

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the years ended March 31, 2006 and 2005. The Company and its subsidiaries in Japan were subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 9.9%, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 41.9% for the year ended March 31, 2004.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2006	2005	2004
Combined statutory tax rate	40.5%	40.5%	41.9%
Tax credit related to research expenses	(1.5)	(2.4)	(1.3)
Lower tax rates of overseas subsidiaries	(3.7)	(5.9)	(10.6)
Expenses not deductible for tax purposes	3.6	2.8	3.0
Change in valuation allowance allocated to income tax expenses	15.7	25.7	14.8

Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	5.0
Tax effects attributable to investments in subsidiaries	(12.0)	4.4	2.3
Other	2.4	(3.0)	2.6

Effective tax rate	45.0%	62.1%	57.7%

The significant components of deferred income tax expenses for the three years ended March 31, 2006 are as follows:

	Yen (millions)
	2006	2005	2004
Deferred tax expense (exclusive of the effects of other components listed below)	89,824	78,649	20,376
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and regulations	—	—	8,614
Benefits of net operating loss carryforwards	(19,076)	(21,844)	(7,830)

	70,748	56,805	21,160

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2005 are presented below:

	Yen (millions)
	2006	2005
Deferred tax assets:
Inventory valuation	76,463	73,414
Expenses accrued for financial statement purposes but not currently included in taxable income	294,984	230,640
Property, plant and equipment	179,114	181,826
Retirement and severance benefits	151,742	224,564
Tax loss carryforwards	242,180	211,996
Other	185,551	166,247

Total gross deferred tax assets	1,130,034	1,088,687
Less valuation allowance	464,100	311,153

Net deferred tax assets	665,934	777,534
Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(124,751)	(65,744)
Other	(34,111)	(34,827)

Total gross deferred tax liabilities	(158,862)	(100,571)

Net deferred tax assets	507,072	676,963

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2006.

The net change in total valuation allowance for the years ended March 31, 2006, 2005 and 2004 was an increase of 152,947 million yen, 65,127 million yen and 4,817 million yen, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At March 31, 2006, the Company and certain of its subsidiaries had, for income tax purposes, net operating loss carryforwards of approximately 647,816 million yen, of which 428,709 million yen expire from fiscal 2009 through 2013 and the substantial majority of the remaining balance expire thereafter or do not expire.

Net deferred tax assets and liabilities at March 31, 2006 and 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2006	2005
Other current assets	320,914	343,038
Other assets	201,429	344,648
Other current liabilities	(1,306)	(1,340)
Other liabilities	(13,965)	(9,383)

Net deferred tax assets	507,072	676,963

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 758,446 million yen as of March 31, 2006, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

(12)	Stockholders’ Equity

In accordance with the former Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The certain sections of the former Japanese Commercial Code were revised by the Japanese Corporation Law effective May 1, 2006. The Company issued 2,468 shares in connection with the conversion of bonds for the year ended March 31, 2004.

The Company sold 119,422 shares and 888,683 shares of its treasury stock for the years ended March 31, 2006 and 2005, respectively. The difference between sales price and book value was charged to capital surplus in the consolidated balance sheets.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company may repurchase its common stock from the market pursuant to the former Japanese Commercial Code. For the years ended March 31, 2006, 2005 and 2004, respectively, 48,945,141, 60,363,663 and 56,483,929 shares were repurchased for the aggregate cost of approximately 87,150 million yen, 92,879 million yen and 69,394 million yen, respectively, primarily with the intention to hold as treasury stock to improve capital efficiency.

For the year ended March 31, 2005, the Company recognized 574,922 shares of its common stock held by a newly consolidated subsidiary as treasury stock.

The former Japanese Commercial Code provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until the aggregated amount of capital surplus and legal reserve equals 25% of stated capital. The capital surplus and legal reserve, up to 25% of stated capital, are not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. The capital surplus and legal reserve, exceeding 25% of stated capital, are available for distribution upon approval of the shareholders’ meeting.

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2006 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the year-end dividend of 10.00 yen per share, totaling approximately 22,095 million yen, planned to be proposed in June 2006 in respect of the year ended March 31, 2006 or for the related appropriation.

In accordance with the former Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of 343,598 million yen at March 31, 2006 were restricted as to the payment of cash dividends.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s directors and certain senior executives were granted options to purchase the Company’s common stock. All stock options become fully exercisable two years from the date of grant and have a four-year term. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price (Yen)
Balance at March 31, 2003	471,000	2,265
Forfeited	(57,000)	2,574

Balance at March 31, 2004	414,000	2,223
Forfeited	(95,000)	2,285

Balance at March 31, 2005	319,000	2,204
Exercised	(54,000)	2,001
Forfeited	(97,000)	2,186

Balance at March 31, 2006, weighted-average remaining life – 1.16 years	168,000	2,280

Treasury stock reserved for options at March 31, 2006 and 2005 was 86,000 shares and 203,000 shares, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2006 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2006
Translation adjustments:
Translation adjustments arising during the period	134,943	—	134,943
Less: Reclassification adjustment for gains included in net income	(51,632)	—	(51,632)

Net translation adjustments	83,311	—	83,311

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	188,915	(78,609)	110,306
Less: Reclassification adjustment for gains included in net income	(63,100)	25,492	(37,608)

Net unrealized gains (losses)	125,815	(53,117)	72,698

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(25,581)	10,412	(15,169)
Less: Reclassification adjustment for losses included in net income	16,961	(6,869)	10,092

Net unrealized gains (losses)	(8,620)	3,543	(5,077)

Minimum pension liability adjustments	101,805	(40,479)	61,326

Other comprehensive income (loss)	302,311	(90,053)	212,258

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2005
Translation adjustments:
Translation adjustments arising during the period	35,172	—	35,172
Less: Reclassification adjustment for losses included in net income	1,473	—	1,473

Net translation adjustments	36,645	—	36,645

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	8,768	(7,669)	1,099
Less: Reclassification adjustment for gains included in net income	(27,611)	11,016	(16,595)

Net unrealized gains (losses)	(18,843)	3,347	(15,496)

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(8,156)	3,409	(4,747)
Less: Reclassification adjustment for losses included in net income	7,520	(3,046)	4,474

Net unrealized gains (losses)	(636)	363	(273)

Minimum pension liability adjustments	189,519	(49,270)	140,249

Other comprehensive income (loss)	206,685	(45,560)	161,125

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2004
Translation adjustments:
Translation adjustments arising during the period	(135,367)	—	(135,367)
Less: Reclassification adjustment for losses included in net income	14,204	—	14,204

Net translation adjustments	(121,163)	—	(121,163)

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	179,822	(67,626)	112,196
Less: Reclassification adjustment for gains included in net income	(9,628)	3,618	(6,010)

Net unrealized gains (losses)	170,194	(64,008)	106,186

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	13,410	(5,462)	7,948
Less: Reclassification adjustment for gains included in net income	(314)	132	(182)

Net unrealized gains (losses)	13,096	(5,330)	7,766

Minimum pension liability adjustments	502,543	(189,192)	313,351

Other comprehensive income (loss)	564,670	(258,530)	306,140

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the three years ended March 31, 2006 is as follows:

	Yen (millions)
	2006	2005	2004
Net income available to common stockholders	154,410	58,481	42,145
Effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	—	—	727

Diluted net income	154,410	58,481	42,872

	Number of shares
	2006	2005	2004
Average common shares outstanding	2,222,376,333	2,294,607,915	2,321,835,314
Dilutive effect:
Convertible bonds, due 2004, interest 1.4%	—	—	59,460,443
Stock options	11,909	—	—

Diluted common shares outstanding	2,222,388,242	2,294,607,915	2,381,295,757

	Yen
	2006	2005	2004
Net income per share:
Basic	69.48	25.49	18.15
Diluted	69.48	25.49	18.00

Stock options were outstanding for the years ended March 31, 2005 and 2004, but were not included in the calculation of diluted net income per share because the stock options’ effect would be antidilutive (see Note 12).

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Restructuring Charges

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005	2004
Expenses associated with the implementation of early retirement programs:
Domestic	31,446	93,170	45,056
Overseas	5,573	7,966	875

Total	37,019	101,136	45,931

Expenses associated with the closure and integration of locations	11,956	9,432	8,216

Total restructuring charges	48,975	110,568	54,147

These restructuring charges are included in other deductions in the consolidated statements of income.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement programs are recognized when the employees accept the offer and the amount can be reasonably estimated. An analysis of the accrued early retirement programs for the years ended March 31, 2006, 2005 and 2004 is as follows:

	Yen (millions)
	2006	2005	2004
Balance at beginning of the year	3,407	—	—
New charges	37,019	101,136	45,931
Cash payments	(39,091)	(97,729)	(45,931)

Balance at end of the year	1,335	3,407	—

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following represent significant restructuring activities for the year ended March 31, 2006 by business segment:

AVC Networks

AVC Networks segment restructured mainly to address price declines in digital AV products. The restructuring activities mainly consisted of the implementation of early retirement programs.

Total restructuring charges amounted to 3,447 million yen.

Home Appliances

Home Appliances segment restructured its operations. The restructuring activities mainly consisted of closure and integration of locations in Japan.

Total restructuring charges amounted to 2,655 million yen.

Components and Devices

Components and Devices segment restructured mainly to enhance cost competitiveness as well as to address sharp price declines. The restructuring activities mainly consisted of the implementation of early retirement programs in Japan for semiconductor business.

Total restructuring charges amounted to 21,510 million yen, including expenses associated with the implementation of early retirement programs of 20,183 million yen.

MEW and PanaHome

MEW and PanaHome segment restructured to strengthen its management structures by realigning its organization. The restructuring activities mainly consisted of the implementation of early retirement programs and closure and integration of manufacturing plants and sales offices.

Total restructuring charges amounted to 9,385 million yen, including expenses associated with the implementation of early retirement programs of 4,832 million yen.

JVC

JVC segment restructured to strengthen its company-wide organizational and employment structure. The restructuring activities mainly consisted of the implementation of early retirement programs.

Total restructuring charges amounted to 8,891 million yen.

Other

Other segment incurred restructuring charges in the amount of 3,087 million yen mainly in overseas sales companies.

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

Total restructuring charges amounted to 57,742 million yen, including expenses associated with the implementation of early retirement programs of 52,666 million yen.

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

Components and Devices

Components and Devices segment restructured to address the downturn in components and devices industries, caused in part by price declines. The restructuring activities mainly consisted of the implementation of early retirement programs in electronic components business and batteries business and closure and integration of manufacturing locations in Japan for electronic components business.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(16)	Supplementary Information to the Statements of Income and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to income for the three years ended March 31, 2006 are as follows:

	Yen (millions)
	2006	2005	2004
Research and development costs	564,781	615,524	579,230
Advertising costs	181,235	174,604	146,046
Shipping and handling costs	170,469	166,404	141,570
Depreciation	275,213	287,400	253,762

Foreign exchange gains and losses included in other deductions for the years ended March 31, 2006, 2005 and 2004 is a loss of 13,475 million yen, 7,542 million yen and 13,588 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of income.

Included in other deductions for the year ended March 31, 2006 are claim expenses of 34,340 million yen.

In fiscal 2006, 2005 and 2004, the Company sold, without recourse, trade accounts receivable of 193,974 million yen, 48,578 million yen and 4,661 million yen to independent third parties for proceeds of 193,415 million yen, 48,469 million yen and 4,657 million yen, and recorded losses on the sale of trade accounts receivable of 559 million yen, 109 million yen and 4 million yen, respectively, which is included in selling, general and administrative expenses. The Company is responsible for servicing the receivables. Included in trade accounts receivable at March 31, 2006 is amount of 19,495 million yen scheduled to be sold without recourse to independent third parties.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In fiscal 2005, the Company sold, without recourse, loans receivable of 96,339 million yen to independent third parties for proceeds of 106,779 million yen, and recorded gains on the sale of loans receivable of 10,440 million yen, which is included in other income.

The sale of the receivables was accounted for under SFAS No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities.”

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2006 are as follows:

	Yen (millions)
	2006	2005	2004
Cash paid:
Interest	21,853	25,513	30,505
Income taxes	92,469	99,951	65,121
Noncash investing and financing activities:
Conversion of bonds	20,330	—	16,924
Stock provided under exchange offering	—	—	6,579
Contribution of assets and liabilities to associated companies	—	4,302	3,278

(17)	Derivatives and Hedging Activities

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

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the three years ended March 31, 2006. Amounts included in accumulated other comprehensive income (loss) at March 31, 2006 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures at March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006	2005
Forward:
To sell foreign currencies	404,383	317,506
To buy foreign currencies	258,335	200,705
Options purchased to sell foreign currencies	25,885	29,981
Variable-paying interest rate swaps	15,000	15,000
Cross currency swaps	4,130	16,879
Commodity futures:
To sell commodity	36,007	31,978
To buy commodity	93,061	75,824

(18)	Fair Value of Financial Instruments

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

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	56,753	56,753	11,978	11,978
Investments and advances	946,153	948,665	945,759	943,981
Liabilities:
Long-term debt, including current portion	(439,123)	(437,547)	(732,907)	(742,737)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	121	121	—	—
To buy foreign currencies	2,522	2,522	1,643	1,643
Options purchased to sell foreign currencies	132	132	61	61
Variable-paying interest rate swaps	14	14	84	84
Cross currency swaps	—	—	123	123
Commodity futures to buy commodity	43,674	43,674	12,554	12,554
Other current liabilities:
Forward to sell foreign currencies	—	—	(3,122)	(3,122)
Cross currency swaps	(35)	(35)	—	—
Commodity futures to sell commodity	(7,401)	(7,401)	(2,832)	(2,832)

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

The Company provides guarantees to third parties on bank loans provided to its employees, associated companies and customers. The guarantees for the employees are principally made for their housing loans. The guarantees for associated companies and customers are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At March 31, 2006, the maximum amount of undiscounted payments the Company would have to make in the event of default is 17,444 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2006 and 2005 was insignificant.

As discussed in Note 6, in connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At March 31, 2006, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 40,152 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at March 31, 2006 and 2005 was insignificant.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2006 and 2005 are summarized as follows:

	Yen (millions)
	2006	2005
Balance at beginning of year	35,216	30,720
Increase due to acquisition (Note 2)	—	2,482
Liabilities accrued for warranties issued during the period	50,206	51,471
Warranty claims paid during the period	(44,199)	(44,209)
Changes in liabilities for pre-existing warranties during the period, including expirations	(3,787)	(5,248)

Balance at end of year	37,436	35,216

At March 31, 2006, commitments outstanding for the purchase of property, plant and equipment approximated 50,160 million yen. Contingent liabilities at March 31, 2006 for discounted export bills of exchange amounted to 535 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (“PCB equipment”) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of 12,953 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, and maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

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

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “MEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

As discussed in Note 2, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, a new segment, “MEW and PanaHome,” has been added to the Company’s business segment classifications from fiscal 2005.

As a result of the business reorganization between “Home Appliances” and “MEW and PanaHome” on April 1, 2005, a domestic subsidiary, formerly included in “Home Appliances,” has been transferred to “MEW and PanaHome.” Accordingly, the information associated with the subsidiary is now recorded within “MEW and PanaHome,” and information by segment for the year ended March 31, 2005 has been reclassified to conform with the presentation for the year ended March 31, 2006.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the three years ended March 31, 2006 is shown in the tables below:

By Business Segment:

	Yen (millions)
	2006	2005	2004
Sales:
AVC Networks:
Customers	3,894,274	3,745,339	3,771,516
Intersegment	91,814	113,442	68,752

Total	3,986,088	3,858,781	3,840,268
Home Appliances:
Customers	1,069,282	1,102,795	1,174,138
Intersegment	171,920	126,973	49,052

Total	1,241,202	1,229,768	1,223,190
Components and Devices:
Customers	954,011	1,006,893	1,073,108
Intersegment	414,247	462,114	586,564

Total	1,368,258	1,469,007	1,659,672
MEW and PanaHome:
Customers	1,695,949	1,628,372	—
Intersegment	51,258	57,885	—

Total	1,747,207	1,686,257	—
JVC:
Customers	697,150	721,391	802,650
Intersegment	5,966	8,818	16,349

Total	703,116	730,209	818,999
Other:
Customers	583,663	508,846	658,332
Intersegment	731,629	518,277	290,396

Total	1,315,292	1,027,123	948,728
Eliminations	(1,466,834)	(1,287,509)	(1,011,113)

Consolidated total	8,894,329	8,713,636	7,479,744

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2006	2005	2004
Segment profit:
AVC Networks	190,885	127,366	129,102
Home Appliances	77,135	74,794	52,759
Components and Devices	81,111	57,761	50,099
MEW and PanaHome	72,694	66,761	—
JVC	(5,782)	9,887	24,675
Other	62,225	38,352	14,701
Corporate and eliminations	(63,995)	(66,427)	(75,844)

Total segment profit	414,273	308,494	195,492

Interest income	28,216	19,490	19,564
Dividends received	6,567	5,383	5,475
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	31,509	72,228
Other income	147,399	82,819	59,544
Interest expense	(21,686)	(22,827)	(27,744)
Goodwill impairment	(50,050)	(3,559)	—
Other deductions	(153,407)	(174,396)	(153,737)

Consolidated income before income taxes	371,312	246,913	170,822

Identifiable assets:
AVC Networks	2,276,573	2,205,663	2,090,130
Home Appliances	637,935	618,156	701,143
Components and Devices	966,684	930,315	1,157,984
MEW and PanaHome	1,371,405	1,384,695	—
JVC	438,456	483,867	503,943
Other	503,798	883,706	754,117
Corporate and eliminations	1,769,789	1,550,479	2,230,695

Consolidated total	7,964,640	8,056,881	7,438,012

Depreciation (including intangibles other than goodwill):
AVC Networks	76,136	88,550	85,085
Home Appliances	29,633	31,785	31,674
Components and Devices	88,717	96,659	103,898
MEW and PanaHome	46,575	50,582	—
JVC	17,759	15,985	16,339
Other	38,253	30,329	28,954
Corporate and eliminations	12,058	11,079	11,601

Consolidated total	309,131	324,969	277,551

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2006	2005	2004
Capital investment (including intangibles other than goodwill):
AVC Networks	126,815	103,340	80,543
Home Appliances	44,869	36,041	26,268
Components and Devices	124,219	126,826	142,540
MEW and PanaHome	44,849	32,989	—
JVC	16,994	23,045	17,735
Other	12,092	74,570	28,298
Corporate and eliminations	16,688	14,286	21,376

Consolidated total	386,526	411,097	316,760

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and software.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and property, plant and equipment are as follows:

	Yen (millions)
	2006	2005	2004
Sales:
Japan	4,611,440	4,580,555	3,477,492
North and South America	1,387,424	1,282,956	1,326,940
Europe	1,113,556	1,122,493	1,080,143
Asia and Others	1,781,909	1,727,632	1,595,169

Consolidated total	8,894,329	8,713,636	7,479,744

United States of America included in North and South America	1,206,357	1,127,412	1,184,446

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2006	2005	2004
Property, plant and equipment:
Japan	1,201,266	1,272,839	889,108
North and South America	58,003	59,230	56,846
Europe	66,084	64,883	48,643
Asia and Others	306,986	261,128	214,905

Consolidated total	1,632,339	1,658,080	1,209,502

United States of America included in North and South America	48,923	51,732	50,225

There are no individually material countries of which sales and property, plant and equipment should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2006.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales, geographical profit and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2006. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	2006	2005	2004
Sales:
Japan:
Customers	4,945,802	5,033,645	3,989,576
Intersegment	1,944,537	1,586,407	1,521,459

Total	6,890,339	6,620,052	5,511,035
North and South America:
Customers	1,340,352	1,248,012	1,271,914
Intersegment	26,185	23,605	25,269

Total	1,366,537	1,271,617	1,297,183
Europe:
Customers	1,067,306	1,046,159	1,014,687
Intersegment	20,361	26,405	12,648

Total	1,087,667	1,072,564	1,027,335
Asia and Others:
Customers	1,540,869	1,385,820	1,203,567
Intersegment	1,175,492	1,059,178	972,843

Total	2,716,361	2,444,998	2,176,410
Eliminations	(3,166,575)	(2,695,595)	(2,532,219)

Consolidated total	8,894,329	8,713,636	7,479,744

Geographical profit:
Japan	374,129	262,063	131,796
North and South America	16,773	20,834	23,258
Europe	4,511	7,393	16,325
Asia and Others	81,337	75,324	89,706
Corporate and eliminations	(62,477)	(57,120)	(65,593)

Consolidated total	414,273	308,494	195,492

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2006	2005	2004
Identifiable assets:
Japan	4,442,776	5,055,700	3,887,504
North and South America	443,432	402,155	411,615
Europe	412,948	379,571	308,687
Asia and Others	1,235,438	995,785	858,238
Corporate and eliminations	1,430,046	1,223,670	1,971,968

Consolidated total	7,964,640	8,056,881	7,438,012

(21)	Subsequent Event

On April 28, 2006, the Board of Directors approved plans to proactively provide returns to shareholders and continue the policy toward large-scale purchases of the Company’s shares, with the aim of implementing its policy of shareholder-oriented management.

Specifically, the Company plans to increase total cash dividends per share for fiscal 2007, ending March 31, 2007, to 30.00 yen, compared with fiscal 2006 cash dividends of 20.00 yen per share. Regarding share repurchases, the Company plans to repurchase up to 50 million shares of its own stock for a maximum of 100 billion yen.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of the Company’s shareholders, sufficient information should be provided through the Board of Directors to shareholders if a large-scale purchase is to be conducted. Under the above-mentioned basic philosophy, the Board of Directors decided to continue its policy toward large-scale purchasers who intend to acquire 20% or more of all voting rights of the Company. This policy requires that (i) a large-scale purchaser provides sufficient information to the Board of Directors before a large-scale purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time during which it will assess, examine, negotiate, form an opinion and seek alternatives. In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures to protect the interest of all shareholders.

On April 28, 2006, the Company announced the details regarding the Enhancement of Shareholder Value (ESV plan) entitled “Matsushita Announces Continuation of Policy toward Large-scale Purchases of the Company’s Shares.”

On August 28, 2006, the Board of Directors approved and announced the signing of the definitive stock purchase agreement that the Company will transfer all its shares in Cable West Inc., a cable-broadcasting subsidiary, to Jupiter Telecommunications Co., Ltd. (J:COM) on September 28, 2006. The Company will transfer 107,801 shares, which represent 56% of the total issued and outstanding shares of Cable West Inc. to J:COM for approximately 40.9 billion yen.

Schedule II

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2006, 2005 and 2004

	Balance at beginning of period	Add		Deduct			Add (deduct) -cumulative translation adjustments	Balance at end of period
		Due to acquisition	Charged to income	Sale of shares of a subsidiary	Bad debts written off	Reversal
Allowance for doubtful trade receivables:
2006	43,836	—	8,409	4,657	4,868	6,465	1,145	37,400
2005	47,873	7,278	4,963	—	6,384	10,364	470	43,836
2004	53,043	—	3,154	—	3,088	3,662	(1,574)	47,873
Allowance for doubtful noncurrent receivables:
2006	—	—	—	—	—	—	—	—
2005	—	—	—	—	—	—	—	—
2004	—	—	—	—	—	—	—	—

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

2.1	Specimen common stock certificates of the Registrant (English translation)

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1

Liability Limitation Agreement (English translation)

[Matsushita and each of Ikuo Uno and Yoshifumi Nishikawa, entered into a Liability Limitation Agreement, each dated June 29, 2005, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

[Matsushita and each of Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi, entered into a Liability Limitation Agreement, each dated June 28, 2006, in the form of this Exhibit.]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 13, 2004]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Continuation of Policy toward Large-scale Purchases of Matsushita Shares

15.2	Financial statements of Matsushita Toshiba Picture Display Co., Ltd.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Registrant)

Date: September 11, 2006	By	/s/ Yoichi Nagata
Yoichi Nagata
Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

2.1	Specimen common stock certificates of the Registrant (English translation)

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1

Liability Limitation Agreement (English translation)

[Matsushita and each of Ikuo Uno and Yoshifumi Nishikawa, entered into a Liability Limitation Agreement, each dated June 29, 2005, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

[Matsushita and each of Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi, entered into a Liability Limitation Agreement, each dated June 28, 2006, in the form of this Exhibit.]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 13, 2004]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Continuation of Policy toward Large-scale Purchases of Matsushita Shares

15.2	Financial statements of Matsushita Toshiba Picture Display Co., Ltd.