Form 20-F
period 2007-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO  LTD
filed 2007-08-30
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

	Outstanding as of
Title of Class	March 31, 2007 (Japan Time)	March 31, 2007 (New York Time)
Common Stock	2,146,284,458
American Depositary Shares, each representing 1 share of Common Stock		189,195,592

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

Item 17.  ☐    Item 18.  ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒        Accelerated filer  ☐        Non-accelerated filer  ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒.

This form contains 163 pages.

All information contained in this annual report is as of March 31, 2007 or for the year ended March 31, 2007 (fiscal 2007) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 8, 2007 was 119.76 yen = U.S.$1.

About the Company

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, “Matsushita”, the “Matsushita Group” or the “Company” refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group), best known for its “Panasonic” brand name, is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 9,108 billion yen for fiscal 2007. Over the past eight decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2007 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita. To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (August 2007). Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2007	2006	2005	2004	2003
Income Statement Data:
Net sales	9,108	8,894	8,714	7,480	7,402
Income (loss) before income taxes	439	371	247	171	69
Net income (loss)	217	154	58	42	(19)
Per common share:
Net income (loss):
Basic	99.50	69.48	25.49	18.15	(8.70)
Diluted	99.50	69.48	25.49	18.00	(8.70)
Dividends	25.00	17.50	15.25	12.50	10.00

Balance Sheet Data:
Total assets	7,897	7,965	8,057	7,438	7,835
Long-term debt	227	264	477	461	588
Stockholders’ equity	3,917	3,788	3,544	3,452	3,178
Common stock	259	259	259	259	259
Number of shares issued at year-end (thousands)	2,453,053	2,453,053	2,453,053	2,453,053	2,447,923
Number of shares issued and outstanding at year-end (thousands)	2,146,284	2,209,532	2,258,358	2,318,408	2,359,317

Yen exchange rates per U.S. dollar:
Year-end	117.56	117.48	107.22	104.18	132.70
Average	116.92	113.15	107.49	113.07	125.05
High	110.07	104.41	102.26	104.18	115.89
Low	121.81	120.93	114.30	120.55	134.77

	Feb. 2007	Mar. 2007	Apr. 2007	May 2007	Jun. 2007	Jul. 2007
Yen exchange rates for each month during the previous six months:
High	118.33	116.01	117.69	119.77	121.08	118.41
Low	121.77	118.15	119.84	121.79	124.09	123.34

Note:	Dividends per share reflect those paid during each fiscal year. The dollar amounts of the dividends per share have been computed at the exchange rates on the respective payment dates.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Once a year, Matsushita implements a Groupwide risk assessment to identify risks in an integrated and comprehensive manner. By identifying, assessing and evaluating risks according to priority, Matsushita specifies risks related to the Corporate Headquarters, business domain companies and Group affiliates, takes countermeasures that correspond to the materiality of each specified risk, and seeks continuous improvements through the monitoring of the progress of such countermeasures. Primarily because of the business areas and geographical areas where it operates, and the highly competitive nature of the industry to which it belongs, Matsushita is exposed to a variety of risks and uncertainties in conducting its businesses, including, but not limited to, the following. These risks may adversely affect Matsushita’s business, operating results and financial condition. This section includes forward-looking statements and future expectations as of the date of this annual report.

Risks Related to Economic Conditions

Weakness in Japanese and global economies may cause reduced demand for Matsushita’s products

Demand for Matsushita’s products and services may be affected by general economic trends in the countries or regions in which Matsushita’s products and services are sold. Economic downturns and resulting declines in demand in Matsushita’s major markets worldwide may thus adversely affect the Company’s business, operating results and financial condition.

Currency exchange rate fluctuations could adversely affect Matsushita’s operating results

Foreign exchange rate fluctuations may adversely affect Matsushita’s business, operating results and financial condition, because its international business transactions and costs and prices of Matsushita’s products and services in overseas countries are affected by foreign exchange rate changes. In addition, foreign exchange rate changes can also affect the yen value of Matsushita’s investments in overseas assets and liabilities because Matsushita’s consolidated financial statements are presented in Japanese yen. Generally, an appreciation of the yen against other major currencies such as the U.S. dollar and the euro may adversely affect Matsushita’s operating results. Meanwhile, a depreciation of the yen against the aforementioned major currencies may have a favorable impact on Matsushita’s operating results.

Interest rate fluctuations may adversely affect Matsushita’s financial condition

Matsushita is exposed to interest rate fluctuation risks which may affect the Company’s operational costs, interest expenses, interest income and the value of financial assets and liabilities. Accordingly, interest rate fluctuations may adversely affect the Company’s business, operating results and financial condition.

Decreases in the value of Japanese stocks may adversely affect Matsushita’s financial results

Matsushita holds Japanese stocks as part of its investment securities. The value of these stocks may drop substantially due to economic conditions or other factors, resulting in losses from declines in value of the investment securities. Such decreases in the value of stocks may occur, causing adverse effects to Matsushita’s operating results and financial condition. The decreases in the value of Japanese stocks may also reduce stockholders’ equity on the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

Risks Related to Matsushita’s Business

Competition in the industry may adversely affect Matsushita’s ability to maintain profitability

Matsushita develops, produces and sells a broad range of products and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. Matsushita may choose not to fund or invest in one or more of its businesses to the same degree as its competitors in those businesses do, or it may not be able to do so in a timely manner or even at all. These competitors may have greater financial, technological, and marketing resources than Matsushita in the respective businesses in which they compete.

Rapid declines in product prices may adversely affect Matsushita’s financial condition

Matsushita’s business is subject to intense price competition worldwide, which makes it difficult for the Company to determine product prices and maintain adequate profits. Such intensified price competition may adversely affect Matsushita’s profits, especially in terms of possible decreases in demand. For the year ending March 31, 2008, Matsushita expects that its product prices in consumer digital electronics and many other business areas will continue to decline, as has been the case in recent years.

Matsushita’s business is, and will continue to be, subject to risks generally associated with international business operations

One of Matsushita’s business strategies is business expansion in overseas markets. In many of these markets, Matsushita may face risks generally associated with international manufacturing and other business operations, such as political instability, cultural and religious differences, the spread of infectious diseases and labor relations, as well as economic uncertainty and foreign currency exchange risks. Matsushita may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with customers, subcontractors or parts suppliers. Matsushita may also experience various political, legal or other restrictions in investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or the rate of taxation in countries where Matsushita operates businesses. With respect to products exported overseas, tariffs, other barriers or shipping costs may make Matsushita’s products less competitive in terms of price. Expanding its overseas business may require significant investments long before Matsushita realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

Matsushita may not be able to keep pace with technological changes and develop new products and services in a timely manner to remain competitive

Matsushita may fail to introduce new products and services in response to technological changes in a timely manner. Some of Matsushita’s core businesses, such as consumer digital electronics and key components and devices, are concentrated in industries where technological innovation is the central competitive factor. Matsushita continuously faces the challenge of developing and introducing viable and innovative new products. Matsushita must predict with reasonable accuracy both future demands and new technologies that will be available to meet such demands. If Matsushita fails to do so, it will not be able to compete in new markets.

Matsushita may not be able to develop product formats that can prevail as de facto standards

Matsushita has been forming alliances and partnerships with other major manufacturers to strengthen technologies and the development of product formats, such as next-generation home and mobile networking products, data storage devices, and software systems. Despite these efforts, Matsushita’s competitors may succeed in developing de facto standards for future products before Matsushita can. In such cases, the Company’s competitive position, business, operating results and financial condition could be adversely affected.

Matsushita may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals

Matsushita’s future success depends largely on its ability to attract and retain certain key personnel, including scientific, technical and management professionals. Matsushita anticipates that it will need to hire additional skilled personnel in all areas of its business. Industry demand for such employees, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense. Because of this intense competition for skilled employees, Matsushita may be unable to retain its existing personnel or attract additional qualified employees to keep up with future business needs. If this should happen, Matsushita’s business, operating results and financial condition could be adversely affected.

Alliances with, and strategic investments in, third parties undertaken by Matsushita may not produce positive results

Matsushita develops its business by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Matsushita’s goal of introducing new products and services, but Matsushita may not be able to successfully collaborate or achieve expected synergies with its partners. Matsushita does not, however, control these partners, who may make decisions regarding their business undertakings with Matsushita that may be contrary to Matsushita’s interests. In addition, if these partners change their business strategies, Matsushita may fail to maintain these partnerships.

Matsushita is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner, and at a reasonable price

Matsushita’s manufacturing operations depend on obtaining raw materials, parts and components, equipment and other supplies including services from reliable suppliers in adequate quality and quantity in a timely manner. It may be difficult for Matsushita to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the interruption of supply or increased industry demand. This may adversely affect the Matsushita Group’s operations. Although Matsushita decides purchase prices by contract, the prices of raw materials including oil, parts and components, may increase due to changes in supply and demand. Some components are only available from a limited number of suppliers, which also may adversely affect Matsushita’s business, operating results and financial condition.

Matsushita is exposed to the risk that its customers may encounter financial difficulties

Some of Matsushita’s customers purchase products and services from Matsushita on payment terms that do not provide for immediate payment. If customers from whom Matsushita has substantial accounts receivable encounter financial difficulties and are unable to make payments on time, Matsushita’s business, operating results and financial condition could be adversely affected.

Risks Related to Matsushita’s Management Plans

Matsushita is implementing its new mid-term management plan, called the “GP3 plan” (announced on January 10, 2007) for the three-year term ending March 2010. In line with its twin corporate vision of contributing to “realizing a ubiquitous networking society” and “coexistence with the global environment,” Matsushita aims to earn the support of all its stakeholders worldwide by sustaining growth through continued innovation and ensuring sound business activities on a global basis. Due mainly to the various risk factors described in this section, Matsushita may not be successful in achieving all the goals set out in its mid-term management plan. In addition, Matsushita may not be able to improve efficiency or realize growth through these measures due to the increased costs arising from unexpected additional reorganization or restructuring, improper allocation of operational resources or other unpredictable factors. Also, Matsushita announced on July 24, 2007, its annual forecast and major initiatives for the year ending March 31, 2008. However, Matsushita may not be successful in achieving all the targets or in realizing the expected benefits because of various external and internal factors.

Risks Related to Legal Restrictions and Litigations

Matsushita may be subject to product liability or warranty claims that could result in significant direct or indirect costs

The occurrence of defects in Matsushita products could make Matsushita liable for damages not covered by product and completed operation liability insurance, whereby the Company could incur significant expenses. Due to negative publicity concerning these problems, Matsushita’s business, operating results and financial condition may be adversely affected.

Matsushita may fail to protect its proprietary intellectual properties, or face claims of intellectual property infringement by a third party, and may lose its intellectual property rights on key technologies or be liable for significant damages

Matsushita’s success depends on its ability to obtain intellectual property rights covering its products and product design. Patents may not be granted or may not be of sufficient scope or force to provide Matsushita with adequate protection or commercial advantage. In addition, effective copyright and trade secret protections may be unavailable or limited in some countries in which Matsushita operates. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Matsushita. Matsushita obtains licenses for intellectual property rights from other parties; however, such licenses may not be available at all or on acceptable terms in the future. Litigation may also be necessary to enforce Matsushita’s intellectual property rights or to defend against intellectual property infringement claims brought against Matsushita by third parties. In such cases, Matsushita may incur significant expenses for such lawsuits. Furthermore, Matsushita may be prohibited from using certain important technologies or liable for damages in cases of admitted violations of intellectual property rights of others.

Changes in accounting standards and tax systems may adversely affect Matsushita’s operating results and financial condition

Introduction of new accounting standards or tax systems, or changes thereof, which Matsushita cannot predict, may have a material adverse effect on the Company’s operating results and financial condition. In addition, if tax authorities have different opinions from Matsushita on the Company’s tax declarations, Matsushita may need to make larger tax payments than estimated.

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

Leaks of confidential information may adversely affect Matsushita’s business

In the normal course of business, Matsushita holds confidential information mainly about customers regarding credit worthiness and other information, as well as confidential information about companies and other third parties. Such information may be leaked due to an accident or other inevitable cause, and any material leakage of confidential information may result in significant expense for related lawsuits and adversely affect Matsushita’s business and image. Moreover, there is a risk that Matsushita’s trade secrets may be leaked by illegal conduct or by mere negligence of external parties, etc. If such is the case, Matsushita’s business, operating results and financial condition may be adversely affected.

Governmental laws and regulations may limit Matsushita’s activities or increase its operating costs

Matsushita is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations, and internal controls regulations due to the implementation of stricter laws and regulations and stricter interpretations. However, to the extent that Matsushita cannot comply with these laws and regulations from technical and economic perspectives, or if they become stricter and Matsushita determines that it would not be economical to continue to comply with them, Matsushita would need to limit its activities in the affected business areas. In addition, these laws and regulations could increase Matsushita’s operating costs.

Risks Related to Disasters or Unpredictable Events

Matsushita’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Matsushita’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Matsushita also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters such as earthquakes, fires, floods, wars, terrorist attacks, computer viruses or other events occur, or Matsushita’s information system or communications network breaks down or operates improperly as a result of such events, Matsushita’s facilities may be seriously damaged, and the Company may have to stop or delay production and shipment. Matsushita may incur expenses relating to such damages.

Other Risks

External economic conditions may adversely affect Matsushita’s pension plans

Matsushita has contributory, funded benefit pension plans covering substantially all employees in Japan who meet eligibility requirements. A decline in interest rates may cause a decrease in the discount rate on benefit obligations. A decrease in the value of stocks may also affect the return on plan assets. As a result, the unrecognized portion of actuarial loss may increase, leading to a future recognized actuarial loss on an increase in future net periodic benefit costs of these pension plans, which may also affect stockholders’ equity and pension liability, respectively.

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

Operating results and financial condition of associated companies may adversely affect Matsushita’s operating results and financial condition

Matsushita holds equities of several associated companies. Matsushita can exercise influence over operating and financing policies of these companies. However, Matsushita does not have the right to make decisions for them since the companies operate independently. Some of those companies may record losses. If these associated companies do not generate profits, Matsushita’s operating results and financial condition may be adversely affected.

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

In March 1998, the Company announced a package of new management initiatives aimed at better sharing of interests with shareholders. As part of this package, management implemented, with approval at the annual shareholders’ meeting in June 1998, repurchase of 50 million shares of the Company’s common stock, spending approximately 99 billion yen during fiscal 1999.

In October 1999, EPCOS AG, a German electronic components joint venture of the Company and Siemens AG of Germany, had its initial public offering, listing its shares on German and U.S. stock exchanges. Following EPCOS AG’s public offering, Matsushita’s 45% (held by a subsidiary) and Siemens AG’s 55% holdings in EPCOS AG were each reduced to nearly 12.5%. Matsushita realized a 59 billion yen gain from the sale of its shares in EPCOS AG in fiscal 2000. In fiscal 2007, Matsushita sold the remaining shares in the market.

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

In April 2001, the Company absorbed Matsushita Electronics Corporation, its wholly-owned subsidiary, by merger to implement unified operational management in such key device areas as semiconductors and display devices.

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

Also on April 1, 2003, Matsushita launched another joint venture company with Toshiba, upon separating their respective cathode ray tube (CRT) businesses with the exception of domestic CRT manufacturing operations. The new company, Matsushita Toshiba Picture Display Co., Ltd. (MTPD), aimed to maintain a competitive position in the global CRT market by integrating Matsushita and Toshiba’s advanced CRT technologies, as well as both companies’ product development and manufacturing capabilities. The Company formerly accounted for the investment in MTPD and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with FIN 46R, “Consolidation of Variable Interest Entities,” as a result of certain restructuring activities of MTPD. At March 31, 2006, the Company had a 64.5% equity interest in MTPD. At March 30, 2007, the Company acquired the remaining 35.5% equity interest in MTPD from Toshiba and MTPD was renamed MT Picture Display Co., Ltd.

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

In December 2003, Matsushita reached a basic agreement regarding a comprehensive business collaboration with its affiliate, Matsushita Electric Works, Ltd. (MEW), after which Matsushita initiated a tender offer for additional shares of MEW. As a result of the tender offer in which the Company purchased an additional 140,550 thousand shares of common stock of MEW at the total cost of 147 billion yen, MEW, PanaHome Corporation and their respective subsidiaries became consolidated subsidiaries of the Company in April 2004. Through collaboration, Matsushita and MEW aim for global excellence by maximizing synergy effects between the two companies to create new growth. Furthermore, Matsushita and MEW unified product designs, opened joint showrooms and introduced a series of Collaboration V-products that incorporate differentiated technologies of both companies, such as modular furniture systems, tank-less toilets, bathroom systems, high efficiency lighting systems and Integrated IP Network Platforms for building and area security management systems. For fiscal 2005, Matsushita and MEW also integrated overlapping businesses in the area of electrical supplies, building materials and equipment, home appliances and industrial equipment, and reformed distribution channels to establish an optimized, customer-oriented operational structure. In fiscal 2006, Matsushita leveraged the strengths of both companies to achieve sales increases in Collaboration V-products including bathroom systems, modular kitchens and air purifiers. At the same time, sales of air conditioners and related products rose substantially through the effective use of MEW sales channels for electrical supplies and building materials in Japan.

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

In June 2006, Fumio Ohtsubo became President of Matsushita. Under its new management, Matsushita will make efforts to achieve global excellence, or in other words, to aim to earn the support of all its stakeholders worldwide by sustaining growth through continued innovation and ensuring sound business activities on a global basis.

In July 2007, each of Victor Company of Japan, Limited (“JVC”), a consolidated subsidiary of Matsushita, KENWOOD and SPARX International (Hong Kong) Limited, an investment management company which belongs to a group of companies headed by SPARX Group Co., Ltd. adopted resolutions for, or affirmed, JVC’s issuance of 107,693,000 new shares of its common stock through third party allotments, and the new shares were subscribed by KENWOOD and the several investment funds managed by SPARX International (Hong Kong) Limited. JVC issued and allocated the new shares to KENWOOD and the SPARX funds on August 10, 2007. As a result, the Company’s shareholding in JVC decreased from 52.4% to 36.8%, and JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.

CAPITAL INVESTMENT

Total capital investment amounted to 374 billion yen, 346 billion yen and 418 billion yen for fiscal 2005, 2006 and 2007, respectively. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measures, see “Overview—Key performance indicators” in Section A of Item 5.) In these years, Matsushita curbed capital investment in a number of business areas, in line with an increased management emphasis on cash flows and capital efficiency, as seen in an increased adoption of cell-style production, which allowed the use of smaller scale facilities. Matsushita did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key areas as semiconductors, particularly advanced system LSIs, PDPs and other strategic products.

B.	Business Overview

SALES BY BUSINESS SEGMENT

Matsushita is engaged in the production and sales of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by business segment for the last three fiscal years:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2007		2006		2005
AVC Networks	4,047	2%	3,986	3%	3,859	1%
Home Appliances	1,303	5	1,241	1	1,230	1
Components and Devices	1,378	1	1,368	(7)	1,469	(12)
MEW and PanaHome	1,859	6	1,747	4	1,686	—
JVC	647	(8)	703	(4)	730	(11)
Other	1,484	13	1,315	28	1,027	8
Eliminations	(1,610)	—	(1,466)	—	(1,287)	—

Total	9,108	2%	8,894	2%	8,714	17%

* Percentage above reflect the changes from the previous year.

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

In large-screen flat-panel TVs, global demand for which is rapidly expanding, especially in plasma TVs as leading products, Matsushita maintains a vertically integrated manufacturing structure from key components and devices, such as plasma display panel (PDP), to finished products. In fiscal 2005, Matsushita introduced digital HD plasma TVs, which realized the highest level of picture quality in the industry, featuring an advanced PEAKS system, as well as enhanced media networking functions that can record video on SD Memory Cards. The Company also introduced the world’s first 65-inch HD plasma TV. In fiscal 2006, Matsushita realized full HD (2.07 million pixels of 1,920 horizontal and 1,080 vertical pixels) with its 65-inch plasma TV and developed the world’s largest 103-inch full HD PDP. Responding to the growing demand for plasma TVs, Matsushita began operating its No. 3 domestic PDP plant in September 2005, thus increasing monthly production to 300 thousand units (based on 42-inch panels) worldwide in December 2005. In fiscal 2007, the aforementioned No.3 domestic PDP plant came fully on stream in June 2006, realizing a global monthly production capacity of 460 thousand units. With the launch of its 103-inch model, the world’s largest, and other full HD compatible products in Japan and overseas, Matsushita created a more extensive lineup. In addition, the Company offered more distinct high-value-added functions creating a more user-friendly experience with products. These initiatives helped Matsushita to maintain the leading market share in plasma TVs in Japan, the United States and Europe in fiscal 2007.

Regarding LCDs, Matsushita and Toshiba Corporation (Toshiba) combined their respective LCD operations and jointly established Toshiba Matsushita Display Technology Co., Ltd. in April 2002, which manufactures LCD panels for PCs, mobile phones and smaller screen TVs with screen sizes 20-inches and smaller. For LCD TVs with screen sizes of 26- to 32-inches, the Company jointly established IPS Alpha Technology, Ltd. with Hitachi Displays, Ltd. and Toshiba in January 2005 and began mass production in May 2006 aiming to secure a stable supply of high-quality LCD panels for TVs. In fiscal 2007, LCD TV products which feature IPS technology to realize vivid color even from a wide angle have been well received in markets worldwide due to their high picture quality and performance. This helped the Company to capture around 20% of the domestic market for LCD TVs in the 26- to 32-inch range.

For digital cameras, in fiscal 2005, a new model featuring optical image stabilizers (OIS) and a large 2.5-inch LCD in a slim 24.2 mm body achieved one of the top shares in the Japanese market and contributed to sales growth. In fiscal 2006, new technologies such as the industry’s first EX optical x19 zoom function and the world’s first 16:9 wide CCD were well-received and maintained one of the top shares in the Japanese market. Overseas sales of digital cameras also increased, particularly in the European market. In fiscal 2007, cameras featuring a 28mm wide-angle lens and compact models with 10x zoom capability were particularly well received in the market. Moreover, with the launch of the Company’s first digital SLR camera, Matsushita has a stronger lineup to meet a wider range of customer needs. As a result, the Company recorded much higher sales of digital cameras in fiscal 2007, particularly in the U.S. and Europe.

As for DVDs, Matsushita offers a wide range of DVD recorders and players. Since introducing the world’s first consumer-use DVD recorder in 2000, the Company has been the market forerunner in this segment. In fiscal 2005, the Company continued to lead the industry by launching a series of competitive models, such as the industry’s first DVD/VCR combination models with built-in hard disk drives (HDDs) and IP network-compatible models which allow access from personal computers (PCs) and mobile phones. In fiscal 2006, Matsushita expanded a new series of DVD recorders with HD compatible models in the Japanese market and launched digital broadcast-ready models in Europe ahead of competitors. Furthermore, Matsushita enhanced user-friendliness by introducing new models which are compatible to different DVD formats, and by significantly shortening times required to display program guides and begin recording, as well as incorporating universal design concepts. Such innovations helped Matsushita maintain its top global share in DVD recorders. In fiscal 2007, the Company introduced Blu-ray disc (BD) players in the U.S., Europe and other markets in September 2006, and BD recorders in Japan in November 2006. In addition, Matsushita put particular emphasis on making AV equipment more user-friendly. As a result of these initiatives, Matsushita maintained its leading global share in the DVD recorder market.

For SD Memory Cards, the use of SD Memory Cards in PCs, mobile phones, car navigation systems and other new products is rapidly increasing, in addition to their usage as a bridge media for flat-panel TVs and other digital AV products. These developments are solidifying the SD Memory Card’s position as the industry standard. In fiscal 2007, Matsushita launched a new 4GB SDHC Memory Card* to meet rising consumer needs related to the recording and storage of large volumes of data such as HD video. This product enables Matsushita to respond to demands for high-speed, reliable recording and large data storage capacity, which are required for HD movies and other applications.

*	SDHC (SD High-Capacity) Memory Cards are based on the new SD Memory Card Specifications (Version 2.00) which enable the development of SDHC Memory Cards with capacities up to 32GB.

For video cameras, Matsushita introduced a new line of compact easy-to-use models incorporating OIS and the 3CCD camera system featuring outstanding picture quality for both video and still pictures. The 3CCD camera system, which uses separate CCDs to process each of the three primary components of light (Red/Green/Blue), realizes one of the highest levels of picture quality in the industry. To meet diversified consumer needs by leveraging the strengths of its OIS and 3CCD technologies, Matsushita is expanding development of products compatible with DVD, SD Memory Cards and other bridge media from conventional digital video tape models. In fiscal 2006, while expanding its lineups of DVD video cameras, Matsushita introduced the world’s smallest high-resolution SD Memory Card camcorder. In February 2006, the Company also launched the first 3CCD DVD camcorder for global markets. In fiscal 2007, Matsushita launched new products in December 2006 that can record HD video. SD Memory Card camcorders in particular were popular due to their high picture quality, compact and rugged design, and dust-resistance, leading to strong sales.

With respect to PCs, Matsushita has continued to upgrade its notebook models over the last several years, concentrating on lightweight notebook PCs and ruggedized notebook PCs. In fiscal 2005, Matsushita introduced the world’s lightest B5-sized notebook PC with a 12.1-inch LCD screen and a built-in DVD Multi Drive that is compatible with the DVD-RAM, DVD-R, DVD-RW, +R and +RW formats. In February 2006, Matsushita announced new models for the domestic market, featuring the world’s longest battery running time and the lightest model in its class. Matsushita will continue to provide high value-added products in this segment to remain an industry leader. In fiscal 2007, sales of notebook PCs continued to grow as lightweight products featuring extended battery life and rugged designs were well received in major markets including the U.S., Europe and Japan. In March 2007, Matsushita launched new notebook PCs that weighed less than previous models, were significantly better at withstanding shocks when dropped, and incorporated spill-resistant keyboards, a feature currently in high demand from customers. These kinds of features were well received, helping the Company to maintain its leading share in the domestic mobile PC market in 2006.

In the area of PC peripherals, Matsushita has been focusing on upgrading its optical disc drive lineup. In fiscal 2006, Matsushita’s slim products, including the industry’s thinnest (9.5 mm) DVD Super Multi Drive, maintained the No.1 share in the global market. In addition, Matsushita completed the development of a next-generation, high-capacity BD Drive. In fiscal 2007, Matsushita launched BD Drives and continued to lead the industry in developing slimmer, lighter disc drives by building on its success with the DVD Super Multi Drive, the industry’s thinnest at just 9.5mm.

In the area of mobile communications equipment, in recent years Matsushita has developed and introduced a number of new mobile phones with advanced function, stylish design and ease-of-use. In fiscal 2005, new models with interchangeable decorative jackets and SD Memory Card compatibility to enhance coordination with AV equipment, were introduced in Japan. However, in overseas markets, the performance of mobile phones on the whole was unfavorable, due to such factors as higher inventories in the Chinese market and intensified price competition in Europe and Asia. In fiscal 2006, new models released in Japan, such as a 3G mobile phone that enables users to watch terrestrial digital broadcasting with outstanding picture quality, led to favorable domestic results. Meanwhile, overseas mobile phone markets faced rapid price declines in 2.5G mobile phones, due to the ongoing shift in demand to 3G. Owing to these factors, the Company’s mobile phone business on the whole continued to struggle. In light of this situation, Matsushita announced that it will phase out overseas 2.5G mobile phone businesses, and subsequently restructure certain overseas business locations, including manufacturing operations in the Philippines and the Czech Republic. In fiscal 2007, mobile number portability (MNP) was introduced in Japan in October 2006, triggering more intense competition among mobile phone handset manufacturers. In this environment, Matsushita resumed shipments of handsets to SOFTBANK MOBILE Corporation and KDDI CORPORATION.

The Company also launched new mobile phone handsets for NTT DoCoMo, Inc. such as the P903iTV handset compatible with “one-segment” terrestrial digital TV broadcasts that combines Matsushita’s high picture quality, high reception and energy-saving technologies, and the P703iµ, the world’s thinnest handset at just 11.4mm*.

* As of February 2007; clamshell-type 3G (W-CDMA) phones

In the area of fixed-line communications, in fiscal 2005, the Company introduced network cameras which are compatible with IPv6, the next-generation communications standard, and other network-related products such as TV door intercom systems with wireless color-monitor-equipped handsets. In fiscal 2006, strong sales of telephones and facsimile machines led to an increased global market share for these products, while a new TV door intercom system with wireless color monitor handsets, the first product of its type, received market acclaim. In the U.S. market, Matsushita launched a High Definition Power Line Communication (HD-PLC) adapter that enables high-speed data transmission over existing power lines by simply plugging the module into an electrical outlet. In full-color digital multifunction products (MFPs), Matsushita introduced new models boasting the world’s fastest start-up time (just 15 seconds), made possible through the Company’s unique induction-heating (IH) technology, which also contributes to significant energy savings. In fiscal 2007, in home networks, the aforementioned TV door intercom systems continued to be well received by Japanese consumers. In addition, Matsushita launched its HD-PLC adapter in Europe and Japan. In office networks, Matsushita maintained one of the leading market shares for private branch exchange (PBX) products. This reflected strong sales, particularly overseas, of models that boast greater functionality and user-friendliness. Sales of new full-color digital MFPs were also favorable.

Matsushita’s automotive electronics business encompasses two priority areas: automotive multimedia equipment such as car AV and car navigation systems, and components and devices that promote safety, environmental preservation and energy efficiency. In fiscal 2005, the Company launched new products in the Strada series of car navigation systems. Favorable sales of these car navigation systems, featuring improved AV functions such as outstanding picture quality and high-resolution wide-screen monitors, improved Matsushita’s domestic market share. In fiscal 2006, taking the lead in the introduction of new products, Matsushita continued robust domestic sales of its Strada series connectable to digital tuners that allow viewing of high-quality terrestrial digital TV broadcasts. Overseas, the Company launched the Strada series in China. Driven by strong sales, particularly in North America, Matsushita retained its leading global position in rear-seat entertainment systems. The Company also achieved the top position in Japan for its Electronic Toll Collection (ETC) terminals with voice confirmation functions. Moreover, the Company increased sales in a variety of electrical devices including batteries for hybrid vehicles, which continue to enjoy increased demand, car-mounted cameras and smart entry systems. In fiscal 2007, Matsushita recorded strong sales of the aforementioned Strada series in Japan, leading to a higher share in both the automaker and consumer markets. Meanwhile, with the growing popularity of ETC systems, Matsushita’s ETC terminals continued to be well received in the Japanese market. In components and devices, the Company also increased sales of a variety of products that improve environmental performance, safety and security.

In the system solutions business, Matsushita conducts business in a variety of fields including security systems, broadcasting systems and business solutions. In fiscal 2006, Matsushita released a series of systems and products that provide total building and area security solutions, utilizing an Integrated IP Network Platform developed in close collaboration with MEW. Within this product range, the Company’s megapixel network camera received market acclaim for its outstanding picture quality. With the establishment of an Integrated IP Network Platform Center in October 2005, Matsushita is accelerating the development of comprehensive security businesses. Other products, including payment terminals for logistics industries and product tracking systems, also contributed to increased sales.

In fiscal 2007, Matsushita launched new security system products compatible with an integrated IP network platform, and a series of security products. Megapixel network cameras that realize high picture quality sold particularly well in fiscal 2007. Meanwhile, amid the spread of terrestrial digital broadcasting in Japan, Matsushita maintained its high market share in digital set-top boxes for cable TV. The Company also continued to win strong support for its HD cameras from TV broadcasters. Furthermore, the Company recorded higher sales of IC card verification and settlement systems, payment terminals for logistics industries, and wireless systems for business users.

Home Appliances

Matsushita’s principal products in this segment include home appliances such as washing machines, vacuum cleaners, dishwasher/dryers, rice cookers, microwave ovens, induction-heating (IH) cooking equipment, refrigerators, room air conditioners, water heating systems, and compressors. This segment also includes healthcare systems, lighting, and environmental systems.

In home appliances, Matsushita strives to develop products based on environmental technologies and universal design concepts that meet rapidly changing customer needs and growing interest in health and the environment.

In the area of electric household appliances, refrigeration and air conditioning equipment, in fiscal 2005, Matsushita launched a dishwasher/dryer that utilizes a highly concentrated detergent mist to lift and remove stains, air conditioners with automatic filter cleaning and dust removal functions, refrigerators with full-open food drawers that allow easy access to hard-to-reach areas, and other unique products. In addition, together with Tokyo Gas Co., Ltd., Matsushita introduced a fuel cell co-generation system for the home. In fiscal 2006, Matsushita introduced the world’s first model of tilted-drum washer/dryer to employ a heat-pump drying system that uses no electric heater or cooling water for the drying process. The Company’s refrigerators with 50% more freezer space were also well-received in the domestic market. In fiscal 2007, Matsushita maintained its dominant share of IH cooking equipment in the Japanese market by realizing high quality through its integrated production system including IH coils. Matsushita’s air conditioners captured the leading market share in Japan owing to automatic airflow control mechanism as well as the aforementioned automatic filter cleaning and dust removal functions. In addition, Matsushita developed the U-Vacua series of high-performance vacuum insulation boasting the world’s highest level of thermal insulation. The Company boosted the storage space of refrigerators with this technology, thereby securing the leading market share in Japan.

In the healthcare systems business, in fiscal 2005, Matsushita expanded its lineup of ultrasound diagnostic equipment. In fiscal 2006, the Company introduced a cordless rechargeable carbon dioxide surgical laser for dental use. In fiscal 2007, mainstay blood glucose monitoring systems maintained their leading share in the domestic market with increased sales. A new in-the-ear, tailor-made hearing aid, which can be adjusted with a maximum of 32 audio channels, was also well received in the market.

In the lighting business, an energy-saving lamp characterized by its spiral-shaped fluorescent tube was introduced in fiscal 2005. In fiscal 2006, Matsushita significantly increased its market share in consumer-use fluorescent lamps with new models which extended its lifetime and spiral-shaped screw-in compact models. Meanwhile, the Company outperformed the industry in sales growth of LCD backlights. In fiscal 2007, Matsushita launched its Pa-look Ball Premier series, which significantly reduces electricity consumption and compares with the best in the industry in terms of energy efficiency and product lifetime.

In the environmental systems business, the Company supplies solar and wind power generation systems to the Aichi World Expo in fiscal 2005. In fiscal 2006, the Company released a micro-mist sauna for the bathroom, attracting significant market acclaim in Japan. In addition, the Company launched an ion-generating air purifier by combining the Company’s black-box technologies with those of MEW. In fiscal 2007, micro-mist saunas that employ nanometer-size water particles recorded strong sales. The Company rolled out the industry’s first dehumidifier with intelligent hybrid control, which realizes optimal levels of humidity for any season. Also, Matsushita’s strong domestic track record and technologies enabled it to win an order for an electronic dust collection system for a road tunnel in Madrid, Spain, as part of a highway extension project.

Components and Devices

Matsushita develops and supplies components and devices used in various products ranging from AV equipment and information and communication devices to home appliances and industrial equipment. Major products included in this category are semiconductors, electronic devices, batteries and electric motors. Responding to growing demands for the rapid supply of devices and solutions tailored to specific markets and businesses, Matsushita is facilitating even closer cooperation between component and device divisions and finished product divisions right from the development phase. This approach is helping the Company to rapidly launch high-value-added products that meet customer needs.

In the semiconductor business, Matsushita primarily focuses on products for digital TVs, optical discs, mobile communications equipment, image sensor application products and automotive devices. The Company provides total solutions for a wide range of semiconductor products such as system LSIs, image sensors, analog LSIs and discrete devices. Moreover, Matsushita supplies key devices founded on cutting-edge technologies to finished product divisions across the Group, and actively works to tap demand from external clients.

In fiscal 2005, Matsushita developed an Integrated Platform that combines software and hardware resources across different product categories to improve R&D efficiency and design quality. In fiscal 2006, Matsushita began incorporating the Integrated Platform into SD camcorders and other products. In fiscal 2007, this platform was fully extended to digital product categories such as plasma TVs, DVD recorders and mobile phones. The wider use of the Integrated Platform is allowing Matsushita to dramatically increase product development speed and reduce development costs. It is also playing a major role in realizing a high level of reliability thanks to the reuse of tried and tested software.

In addition to the system LSI field, distinct products in the discrete device, analog LSI and image sensor fields also supported operations in the semiconductor business during the year under review. Prior to this, in fiscal 2005, the Company expanded product lines of a MOS image sensor featuring high image quality and low power consumption, and in fiscal 2006 began mass-producing and shipping the industry’s smallest camera modules featuring this MOS image sensor.

In terms of manufacturing, operations in both Japan and overseas have been strengthened and expanded. In order to advance process technology for system LSIs from the conventional 0.13-micrometer process, the Company began construction of a new semiconductor factory in Japan, establishing a cutting-edge production process for 300mm wafers in fiscal 2005. In fiscal 2006, Matsushita commenced mass production of 65-nanometer process system LSIs using 300mm wafers, thereby achieving significant improvements in production efficiency. In fiscal 2007, Matsushita began the full-scale mass production of these 65-nanometer process system LSIs using 300mm wafers at its new Uozu plant to meet accelerated demand for high-performance digital consumer products. Matsushita is striving to shift the majority of assembly and test production for discrete general-purpose devices overseas, and further increase the volume of analog LSI and system LSI manufacturing at overseas plants as it works to create an optimal global manufacturing framework.

The electronic devices business operates globally with a focus on seven priority areas: capacitors, tuners, printed circuit boards, power supply products, circuit components, electromechanical components, and speakers. Aiming to meet customer needs for higher performance AV equipment, and more compact and thinner information and communication devices, Matsushita strives to develop high-value-added components. The Company is also strengthening its position in the automotive electronics field which continues to grow as cars are fitted with more electronic components. In fiscal 2005, the Company concentrated efforts on the development of high-density printed circuit boards “ALIVH” (Any Layer Inner Via Hole) that help to realize more compact equipment and on digital TV tuners that enable exceptional picture quality. In fiscal 2006, Matsushita strengthened its lineup with products including digital TV tuners, high-fidelity speakers for flat-panel TVs, and the aforementioned ALIVH. The Company also saw continued strong sales of circuit components for AV equipment and electromechanical components such as switches for automotive applications. In fiscal 2007, Matsushita continued to grow sales of digital TV tuners that enable exceptional picture quality, and specialty polymer aluminum electrolytic capacitors that are compact and have a high noise reduction function. The Company’s angular rate sensors, which sustained a high market share as components that improve the accuracy of car navigation systems, were also incorporated in digital cameras. Furthermore, sales of electronic devices for mobile phones designed for “one-segment” terrestrial digital TV broadcast function were strong during the year under review. Examples of products that recorded higher sales included high-frequency components, ALIVH, and chip tuners that feature receiver sensitivity and low electricity consumption. Favorable sales were also recorded in film capacitors and electrical double layer capacitors used in hybrid vehicles.

The battery business consists of primary batteries, including dry batteries, and rechargeable batteries, such as lithium-ion batteries. Batteries are key devices that aid the development of a wide variety of more compact, thinner and lighter products. In addition to larger capacity and longer life, batteries today have to be even safer and more reliable. In fiscal 2005, in Japan, Matsushita launched Oxyride, a revolutionary dry battery that provides increased output, and approximately 1.5 times longer battery life than ordinary alkaline batteries in Japan. In fiscal 2006, Matsushita expanded global marketing initiatives for Oxyride which attracted significant market acclaim, particularly for use in digital equipment. In rechargeable batteries, the Company developed new lithium-ion batteries with larger capacity and the industry’s highest energy density. In fiscal 2007, in primary batteries, the aforementioned Oxyride dry battery proved popular with customers, particularly for use in digital cameras and other digital AV equipment. In rechargeable batteries, the Company focused on boosting capacity and developing new safety technology in response to customer needs for more compact notebook PCs, mobile phones and other mobile equipment that can be used for extended periods.

In electric motors, Matsushita supplies products that meet growing market needs in terms of efficiency, noise reduction and compact design. These motors are incorporated into various products, including home appliances, AV equipment and industrial equipment. In April 2004, Matsushita shifted its information equipment motor business, excluding brushless motors, to a new company jointly established with Minebea Co., Ltd. Meanwhile, in fiscal 2005 the Company formed joint ventures with Zhejiang Wolong Hi-Tech Co., Ltd. of China and Daikin Industries, Ltd. of Japan in the field of induction motors for home appliances, and expanded its home- and industrial-use electric motor manufacturing operations in China. In fiscal 2006, Matsushita facilitated close cooperation with finished product divisions, supplying motors for not only conventional products, but also new products such as tilted-drum washer/dryers and DVD recorders, as well as commencing production of compressor motors in China. In fiscal 2007, sales of FA servo motors, motors for vacuum cleaners and compact brushless motors used in game consoles were strong. The electric motors business continued to enhance the aforementioned cooperation with finished product divisions, leading to the use of motors produced in-house in tilted-drum washer/dryers, optical disc drives and other new products.

MEW and PanaHome

This segment includes Matsushita Electric Works, Ltd. (MEW), PanaHome Corporation (PanaHome) and their respective subsidiaries.

MEW manufactures, sells, installs and provides services related to a wide variety of products. These include electrical construction materials, home appliances, building products, electronic and plastic materials and automation controls. In fiscal 2005, MEW enhanced its position in the growing home remodeling market, and broadened the scope of its housing materials and equipment operations by providing total solutions in hardware, software and services. MEW also augmented global product competitiveness and market development capabilities through initiatives such as organizational structural reforms in China, where R&D, manufacturing and sales functions were integrated within each individual business unit. In the home appliances business, which includes aesthetic products and fitness machines for the home, MEW further expanded research in the fields of health and ergonomics. In fiscal 2006, MEW, through collaboration with Matsushita, attracted market acclaim with new Collaboration V-products in housing materials and equipment, including bathroom systems, modular kitchens and modular furniture systems for home theaters. In electrical construction materials, sales grew steadily in energy-efficient lighting fixtures featuring audio feedback functions, along with household fire alarm devices. With growing consumer interest in health and beauty, MEW also received significant market acclaim in its home appliances business for aesthetic products and home fitness machines. Furthermore, MEW recorded increased sales in various key areas such as electronics and plastics, including materials for high heat-resistance multilayer printed circuit boards, molding compounds for car-mounted components and automation controls for applications in mobile phones and automotive devices. In fiscal 2007, MEW recorded sales gains for a number of products in electrical construction materials. In addition to a substantial increase in sales of home fire alarms, MEW saw strong sales of security equipment such as room access control systems, as well as atmospheric lighting and highly efficient lighting fixtures. In building products, sales of all-electric homes and interior furnishings such as modular furniture were robust, as were those of exterior finishing materials such as photocatalytic self-cleaning cladding. The A La Uno toilet, featuring a fully automatic cleaning system based on new materials and a new washing method, also proved popular with customers. In home appliances, amid rising public interest in health and beauty, MEW reported particularly strong sales increases for the JOBA horseback-riding fitness machine and aesthetic products. MEW also posted higher sales of environmentally friendly semiconductor encapsulation materials and multilayer printed circuit board materials in the electronic and plastic materials business, and factory automation-related products and automotive devices in the automation controls business.

PanaHome’s operations are primarily focused on detached housing, asset and property management, and home remodeling. In all these businesses, to provide living spaces that are friendly to both people and the environment, the company’s product strategies are guided by the basic “Eco-life Home” concept, which emphasizes safety, security, health, comfort and high energy efficiency. In fiscal 2005, PanaHome focused on solar power generation systems and housing products with features compliant to next-generation energy conservation standards, and also introduced its original external wall tiles featuring photocatalyst technology to reduce maintenance costs. In fiscal 2006, PanaHome continued to strengthen its range of new homes by applying the aforementioned photocatalyst technologies to windows as well. PanaHome also began marketing an “Eco-life” Home, that is particularly suited to cold weather regions. In the asset and property management business, PanaHome met the diversified needs of varied tenant segments, established a structure for providing design recommendations for rental homes, and enhanced its business proposals aimed at landowners. PanaHome also promoted consulting-style marketing in the home remodeling business, proposing living spaces that incorporate entirely new concepts. In fiscal 2007 in the detached housing business, PanaHome enhanced its lineup of EL SOLANA homes, aiming to realize environments where residents can live in health and comfort by offering a wider choice of equipment and fittings such as solar power generation systems and photocatalytic external wall tiles. The company also launched PanaHome Aging Home, a new type of residence designed for at-home nursing care that emphasizes comfort and makes caring for the elderly easier. In the asset and property management business, PanaHome became the first company in the industry to offer all-electric rental apartment homes, which help to lower maintenance costs. This was part of overall efforts to strengthen its rental property management support system. In the home remodeling business, the company offered living spaces designed around its “Eco-life Reform” concept and took other steps to enhance its consulting-based sales approach.

JVC

The JVC segment consists of businesses of Victor Company of Japan, Ltd. and its group companies. JVC is involved in both hardware and entertainment software businesses. Using its high-quality audio and visual technologies, JVC aims to deliver truly moving experiences and customer satisfaction.

Over the last three fiscal years, JVC has placed priority on developing its “Only One” product series that incorporates JVC’s original market-leading audio and visual technology. In fiscal 2005, despite sharp price declines, LCD TVs and the company’s three-in-one VCR-HDD-DVD recorders were well-received in the Japanese market. Overseas, JVC’s HD-ILA hybrid projection TV employing its unique high-definition micro display device, was launched in the U.S., and full-scale market introduction also progressed. In fiscal 2006, JVC focused on HD-ILA hybrid projection systems as its principal business area and also on display, camcorder, car electronics, and audio video systems as main business areas in order to meet changing consumer demand. JVC strengthened HD-ILA hybrid projection TVs and launched the new “Everio” series of compact HDD camcorders. Despite such efforts, of the DVD recorder and audio equipment businesses struggled. Under these circumstances, with the aim of securing growth and increased profitability, JVC accelerated structural reforms, including dissolution of its in-house company system in favor of a product segment system, and the closure/integration of certain domestic and overseas locations. In fiscal 2007, a number of products saw higher sales, including the Everio series, which are capable of approximately five hours of full-HD recording, a world first. However, overall sales at JVC declined due to a reduction in the number of models in the DVD recorder lineup and weak sales of such products as audio equipment in Japan, as well as projection TVs overseas.

In the professional electronics field, JVC has focused on two categories, security and presentation systems. In fiscal 2005, sales of security systems, including surveillance cameras, recorded steady growth. In fiscal 2006, security products faced a difficult situation in Japan, although overseas sales in professional-use HDV camera recorders and security products increased. In fiscal 2007, despite sluggish sales of audio products in Japan, sales of professional-use HDV camera recorders and security products grew steadily in overseas markets.

In the field of components and devices, JVC’s fluid dynamic bearing (FDB) motors for HDDs received market acclaim for its high quality. In fiscal 2006, sales of FDB motors for HDDs were strong, but were offset by the impact of a rapid contraction in the market for deflection yokes for PC monitors and JVC’s initiatives to restructure this business through the selection and concentration of management resources into growth areas. In fiscal 2007, sales of motors for HDDs and automobile optical pickups increased.

JVC’s software and media businesses comprise the media business, which manufactures and sells recordable media and prerecorded audio and video software, and the software business, which identifies, develops and manages promising artists, and produces, sells and distributes their content. JVC’s software business has been operating mainly in Japan. In fiscal 2005, JVC strengthened sales of digital media products such as DVD-RW and Mini DV tapes. While market conditions were tough for recording tapes due to a rapid fall in sales prices of Mini DV tapes and declining demand in VHS recording tapes, recordable DVD discs sales grew strongly with the popularization of DVD recorders, mainly in Japan. In fiscal 2006, sales gains were recorded in software and media as a whole. Although sales of media struggled with sharp price declines for blank media, JVC’s major artists continued to produce hits through Victor Entertainment and Teichiku Entertainment Inc. In fiscal 2007, sales of media continued to struggle, particularly blank media such as Mini DV tapes and DVD-RW due to a rapid market shift in demand for camcorder media. JVC faced difficult situations also due to a lack of major hit releases from Victor Entertainment.

Other

In the factory automation (FA) business, Matsushita provides optimal solutions in electronic component mounting, semiconductor mounting and manufacturing processes with the aim of contributing to the development of client businesses through innovative manufacturing processes in circuit manufacturing technology. Responding to the ever-diversified needs of its customers at the factory, Matsushita provides innovative manufacturing processes in circuit manufacturing technology. In fiscal 2005, Matsushita’s high-speed modular placement machines that boast the industry’s highest productivity recorded solid sales performance. Meanwhile, in the semiconductor mounting business, LCD panel bonders, high-speed die bonders and plasma cleaners achieved favorable results with high levels of precision and productivity. In fiscal 2006, Matsushita reported continued steady sales growth in the electronic component mounting business and semiconductor mounting business. In addition, Matsushita developed the Integrated Process Assembly Cell (IPAC), a modular line that combines electronic component and semiconductor mounting in one platform. In fiscal 2007, Matsushita enhanced its product lineup in the electronic component mounting business. This included upgrading its high-speed modular placement machines, introducing new ultra-high-speed models and providing more products for small- and medium-scale manufacturing. In the semiconductor mounting business, the Company launched high-speed die bonders and other products that feature both high precision and high productivity.

MARKETING CHANNELS

The table below shows a breakdown of Matsushita’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2007		2006		2005
Japan	4,616	51%	4,611	52%	4,581	53%
North and South America	1,381	15	1,387	16	1,283	14
Europe	1,218	13	1,114	12	1,122	13
Asia and Others	1,893	21	1,782	20	1,728	20

Total	9,108	100%	8,894	100%	8,714	100%

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

Overseas Operations

Worldwide, Matsushita has 653 consolidated companies as well as 71 companies which are accounted for by the equity method. International marketing and sales of Matsushita’s products are handled mainly through its sales subsidiaries and affiliates located in respective countries or regions in coordination with business domain companies and regional headquarter companies. In some countries, however, marketing and sales are handled through independent agents or distributors, depending on regional characteristics. Additionally, certain products are also sold on an OEM basis and marketed under the brand names of third parties.

Overseas sales represented approximately 49% of the Company’s total consolidated sales in fiscal 2007.

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

The Company established a Russia Division, India Coordination Department and Brazil Coordination Department in April 2007.

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

RAW MATERIALS AND SOURCE OF SUPPLY

Matsushita purchases a wide variety of parts and materials from various suppliers globally. The Company applies a multi-sourcing policy—not depending upon any one particular source of supply for most essential items. The Company has also been endeavoring to promote a policy of global optimum procurement by concentrating order placements to qualified suppliers from all over the world and purchasing the most competitive parts and materials.

In an attempt to improve operational efficiency and to reduce parts and materials costs, Matsushita has been increasing centralized purchasing at its headquarters for materials commonly used in many product divisions throughout Matsushita, such as steel, plastics, semiconductors and electronic components, while at the same time accelerating the initiatives to standardize parts and materials. Such efforts are coordinated by the Corporate Centralized Purchasing Center* established in April 2003. At the business domain company level, an increasing focus has been put on centralized purchasing for parts and materials commonly used in factories within each business domain company.

To minimize the adverse effects of global price increases of raw materials, Matsushita further strengthened materials cost reduction initiatives including a reduction in the number of parts through the standardization of design, use of “Value Engineering” techniques, and additional cost reduction activities covering indirect materials.

With an increasing global awareness of CSR values, the Company recently decided to extend its commitment to social responsibility by requiring its suppliers to maintain environmental preservations, quality, safety, information security management, human rights and comply with the related laws and regulations.

By implementing above mentioned activities and strengthening partnership with excellent suppliers, Matsushita aims to reinforce its procurement activities.

*On May 1, 2007, Corporate Centralized Purchasing Center was renamed as Global Sourcing Center.

PATENT LICENSE AGREEMENTS

Matsushita holds numerous Japanese and foreign patents for its products, and shares technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers has been increasing year by year.

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

COMPETITION

The markets in which the Company sells its products are highly competitive. Matsushita’s principal competitors, across the full range of its products, consist of several large Japanese and overseas manufacturers and a number of smaller and more specialized companies. Advancements toward a borderless economy have also applied pressure to Japanese manufacturers, including Matsushita, in terms of global price competition, especially from Chinese and Korean manufacturers. To counter this, the Company is devising various measures to enhance its competitiveness, with a focus on the development of differentiated products, cost reduction and efficiency improvements. Such measures include the development of products with Matsushita’s differentiated technologies, innovation of manufacturing processes through the use of information technology, increasing overseas production for optimum manufacturing allocation from a global perspective, and shortening production and distribution lead time through the expansion of supply chain management (SCM) in cooperation with several overseas and domestic mass-scale retailers and the introduction of cell-style production, as well as developing joint ventures and other cooperative agreements with domestic and overseas partners.

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

Matsushita has established an efficient system to collect and recycle used home appliances, comprising air conditioners, TVs, refrigerators, washing machines and PCs in compliance with the Japanese Law for Recycling of Specified Kinds of Consumer Electric Goods (the Recycling Law) effective April 1, 2001. The Company also established the Matsushita Eco Technology Center Co., Ltd. not only for dismantling used products and recycling scrapped materials, but also for research and development of recycling technology. Likewise, Matsushita, as the leader in the domestic home electric and electronic equipment industry, has been consistently working on environmental protection initiatives that appropriately meet the standards set forth in the Recycling Law or other relevant laws or regulations, including those regarding water and land-soil anti-pollution.

In January 2003, the Company announced that disposed electric equipment that contained polychlorinated byphenyls (PCB) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility in Japan. The applicable laws in Japan require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of approximately 11 billion yen at March 31, 2007 for necessary actions, such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

In Europe, two environmental directives went into force in February 2003 and 25 EU member states are currently drawing up their state laws and some of them have already come into force. One of these directives is the WEEE Directive designed to promote recycling of electric and electronic equipments, and the other is the RoHS Directive that bans the sales of electrical and electronic equipment using six specified hazardous substances (Lead, Mercury, Cadmium, Hexavalent chromium, Polybrominated biphenyls, Polybrominated diphenyl ethers) from the EU market since July 2006. Matsushita completed initiatives for the non-use of the abovementioned six specified hazardous substances in its target products*1 (31,400 models) by the end of October 2005, in order to reduce possible contamination by these substances after products are disposed of. Preparing for mandatory recycling under the WEEE directive, effective August 2005, Matsushita established Ecology Net Europe GmbH (ENE) in Germany in April 2005. Matsushita promotes construction of networks connecting manufacturers, recycling companies and hauling companies through ENE. Through these efforts, Matsushita is carrying out its compliance programs not only to meet the requirements of these two directives but also to establish cost efficient systems that will further enhance its competitive edge.

China’s Management Methods on the Control of Pollution from Electronic Information Products, commonly known as “China RoHS,” took effect from March 1, 2007. This applies to electronic information products imported or manufactured in China, that are sold on the Chinese market. Restricted substances are the same as the 6 EU RoHS substances. There are labeling requirements for the product and disclosure of the substances in the packaging. And in Europe, Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) came into force in June 2007. REACH requires all chemicals of one tonne or more in volume that are manufactured in or imported into the European Union each year to be tested for health and safety and registered with a new central European authority. Matsushita is carrying out its compliance programs to meet the requirements of these two regulations.

The Company is subject to a number of other government regulations in Japan and overseas, but overall, it presently manages to operate its businesses without any significant difficulty or financial burden in coping with them.

*1	Excluding products specified by customers or those that use materials and components with no feasible alternatives or suppliers, for example products or materials commonly used in other industries (e.g. housing materials, bicycles). Components and materials for which applications to be exempted from the RoHS Directive have been submitted to the EU by the end of October 2005 are also excluded.

REPORT ON KEROSENE FAN HEATER RECALL

AND COMPANY’S COUNTERMEASURES

In 2005, certain kerosene fan heaters, which were manufactured by Matsushita between 1985 and 1992, resulted in hospitalization, and in some cases death, due to exposure to carbon monoxide exhaust. To prevent a recurrence, in November 2005, the Company established a special committee led by President Nakamura to implement recall efforts, product inspections and repairs of affected models of kerosene fan heaters. Using various media, Matsushita notified customers of the risks involved in the use of these products, while sending out employees (approximately 200,000 in total) to distribute leaflets directly to users, and visit kerosene suppliers.

Matsushita has made all-out efforts to locate recalled kerosene fan heaters through the cooperation of various parties, and will continue efforts to identify the purchasers and users of all remaining recalled heaters. At the same time, to prevent a recurrence, the Company is carrying out a wide range of initiatives. On May 1, 2006, Matsushita reorganized the aforementioned special committee into a permanent organization, the Corporate FF Customer Support & Management Division, under which Matsushita will continue recall efforts through various public awareness campaigns. Furthermore, the Company will thoroughly review product safety in design and manufacturing processes. Specifically, Matsushita will undertake studies of material deterioration caused by long-term use, together with the development of technologies to prevent risks caused by complex factors involved in the extended use of certain products. Furthermore, the Company will establish a new risk management system to enable prompt action in an emergency, in compliance with its primary principle, the customer comes first. The Company will also reinforce safety education programs for the presidents of all Group companies, the directors of all divisions and the managers responsible for specific operations (such as design, manufacturing, and quality control). In terms of product quality issues, in addition to its commitment to the idea that safety and quality come first from the product design stage, Matsushita will continue to take all possible measures, such as the analysis of product age-related degradation and user environments, to ensure the quality and safety of products.

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

Matsushita’s consolidated financial statements as of March 31, 2007 comprise the accounts of 653 consolidated companies, with 71 companies reflected by the equity method.

Principal divisional companies and subsidiaries as of March 31, 2007 are as listed below:

(1)	Internal divisional companies of Matsushita Electric Industrial Co., Ltd.:

Name of internal divisional company
Panasonic AVC Networks Company
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Matsushita Home Appliances Company
Healthcare Business Company
Lighting Company
Semiconductor Company
Motor Company

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
Matsushita Electric Works, Ltd.	52.1%
Victor Company of Japan, Ltd.	52.7
Panasonic Communications Co., Ltd.	100.0
PanaHome Corporation	54.7
Matsushita Plasma Display Panel Co., Ltd.	75.0
Panasonic Electronic Devices Co., Ltd.	100.0
Panasonic Mobile Communications Co., Ltd.	100.0
Panasonic Factory Solutions Co., Ltd.	100.0
Matsushita Ecology Systems Co., Ltd.	100.0
Matsushita Refrigeration Company	100.0
Matsushita Battery Industrial Co., Ltd.	100.0
Panasonic Shikoku Electronics Co., Ltd.	100.0

(3)	Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Panasonic Corporation of North America	U.S.A.	100.0%
Panasonic Europe Ltd.	U.K.	100.0
Panasonic AVC Networks Czech, s.r.o.	Czech	100.0
Panasonic Asia Pacific Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Singapore Pte. Ltd.	Singapore	100.0
Panasonic Communication Philippines Corporation	Philippines	100.0
Panasonic Taiwan Co., Ltd.	Taiwan	69.8
Panasonic Corporation of China	China	100.0
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	China	67.8

D.	Property, Plants and Equipment

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. The Company considers all of its factories well maintained and suitable for current production requirements.

The following table sets forth information as of March 31, 2007 with respect to manufacturing facilities:

Location	Floor Space (thousands of square feet)	Principal Products Manufactured
Osaka	10,622	Plasma TVs, DVD products, washing machines, other home appliances, information equipment, industrial equipment, components, batteries, kitchen fixtures, building products.
Shiga	5,944	Air conditioners, refrigerators, compressors, vacuum cleaners, other home appliances, building products, housing products.
Kanagawa	3,977	Communications, broadcast- and business-use AV equipment, Video cameras, LCD TVs, car AV equipment, CD and DVD discs, refrigerators, batteries.
Hyogo	3,977	Plasma TVs, PCs, cooking appliances, components.
Ibaraki	2,530	Recordable media, information equipment, housing products.
Toyama	2,475	Semiconductors, components.
Tochigi	2,459	LCD TVs, building products.
Kyoto	2,066	Semiconductors, components, lighting products.
Okayama	1,983	Camcorders, components.
Nara	1,888	Home appliances, gas equipment.
Shikoku	3,016	Video cameras, building products.
Kyushu	4,403	Information and communications equipment, components, industrial equipment, building products, housing products.
North America	4,443	TVs, home appliances, DVD discs, car audio equipment, communications equipment, components, batteries, automation controls, lighting products.
Europe	3,705	Plasma TVs, TVs, car audio equipment, home appliances, components, information and communications equipment, automation controls, lighting products.
Asia (excluding China)	21,123

TVs, DVD products, audio equipment, air conditioners, refrigerators, other home appliances, components, semiconductors, information and communications equipment, industrial equipment, compressors, batteries, electronic and plastic materials, lighting products.

China	12,365

TVs, plasma TVs, DVD products, audio equipment, air conditioners, washing machines, other home appliances, car audio equipment, communications equipment, semiconductors, industrial equipment, compressors, components, batteries, automation controls, electronic and plastic materials.

Other	20,667

Home appliances, industrial equipment, components, semiconductors, video and audio equipment, batteries, information and communications equipment, lighting products, automation controls, housing products.

Total	107,643

Substantially all of the above facilities and properties are fully owned by the Company.

In addition to its manufacturing facilities, Matsushita’s properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 13.1 million square feet, research and development facilities with an aggregate floor space of approximately 7.2 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 10.5 million square feet, and administrative offices with an aggregate floor space of approximately 23.0 million square feet.

As of March 31, 2007, Matsushita leased approximately 32.4 million square feet of floor space, most of which was for sales office space.

Substantially all of Matsushita’s properties are free of material encumbrances and Matsushita believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2007, there was no material problem, regarding both the productive capacity and the extent of utilization of the Company’s properties.

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

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2007 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

Matsushita is one of the world’s leading producers of electronic and electric products. Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of Matsushita’s products are marketed under “Panasonic,” its principle brand name, and several other brand names, including “National,” “Technics,” “Quasar,” “Victor,” “JVC” and “PanaHome.” Matsushita divides its businesses into six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC and Other. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “Components and Devices” includes semiconductors, general electronic components, batteries and electric motors. “MEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes FA equipment and other industrial equipment.

JVC issued and allocated new shares of its common stock to third parties on August 10, 2007. As a result, the Company’s shareholding in JVC decreased from 52.4% to 36.8%, and JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter. Accordingly, the JVC segment will be abolished from the second quarter of fiscal 2008, ending March 31, 2008.

Economic environment

The Japanese economy over the last three fiscal years continued steady growth. In the year ended March 31, 2005, the overall economic situation in Japan remained favorable, characterized by increased consumer spending, due mainly to an unusually hot summer and demand related to the Athens Olympics, although the second half of the year met a downturn in demand, mainly in components and devices industries compared with the first half. In the year ended March 31, 2006, the overall economic situation in Japan continued a moderate recovery trend due mainly to favorable exports and increased capital investment, as well as favorable consumer spending. In the year ended March 31, 2007, although consumer spending has yet to fully regain its strength, the Japanese economy maintained a recovery trend as a result of favorable exports and increased capital investment.

The overseas economy, in the year ended March 31, 2005, continued its moderate growth, although it slowed somewhat in the second fiscal half, characterized by the steady progress of the U.S. economy with strong consumer spending, mainly as a result of an improved U.S. employment situation, as well as the high-growth Chinese economy. In the year ended March 31, 2006, the overseas economic situation was favorable overall with strong growth in the U.S. and China. In the year ended March 31, 2007, the U.S. economy, despite a decrease in housing investment, continued growth with robust consumer spending and an increase in capital investment. Meanwhile, in major European countries, there was a trend toward moderate economic recovery with expanding domestic demand, due mainly to increased consumer spending. In Asia, the Chinese economy maintained a high growth while other economies in the region also enjoyed favorable conditions overall.

Condition of foreign currency exchange rates and Matsushita’s policy

Foreign currency exchange rates fluctuated during the three-year period ended March 31, 2007. In the year ended March 31, 2005, the Japanese yen strengthened against the U.S. dollar but weakened against euro. Meanwhile, in the year ended March 31, 2006, the Japanese yen was weak against the U.S. dollar and the euro. In the year ended March 31, 2007, the Japanese yen continued to be weak against the U.S dollar and euro. In order to alleviate the effects of currency-related transaction risks, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also increased matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operations’ functional currencies.

Initiatives implemented by Matsushita

Under the aforementioned economic environment, Matsushita implemented various initiatives to accelerate growth strategies and further strengthen management structures. The achievements of the Leap Ahead 21 plan during the last three years are as follows: First, a lean and agile management style was established. Matsushita expanded its business, focusing on simultaneous global product introductions by improving R&D efficiency and implementing distribution reforms, as well as by reducing total assets and factory inventories. The Company also made efforts to reduce fixed costs by implementing its comprehensive cost reduction activities. Second, Matsushita established robust business pillars to support a strong management structure. The Company implemented initiatives to enhance product competitiveness, whereby V-products were well received by the market and made a significant contribution to an increase in market share. Regarding plasma TVs in particular, the Company expanded its operations to meet a rapid increase in demand both in Japan and overseas, and succeeded in securing a high market share. Third, the collaboration with Matsushita Electric Works, Ltd. (MEW) proved to be successful. Over the three years of the Leap Ahead 21 plan, the Company has endeavored to integrate sales and manufacturing functions with MEW, and implement common brand strategies, as well as reinforce product competitiveness, thereby generating synergies. Through this collaboration, in the two-year period from fiscal 2006 to 2007, the Company achieved an increase in sales of approximately ¥130 billion. Finally, Matsushita implemented shareholder-oriented management in parallel with its solid business recovery. Over the three years of the plan, with the aim of enhancing corporate value, the Company executed own share repurchases of approximately ¥330 billion and proactively increased total dividends per share.

Summary of operations

Matsushita’s consolidated sales and earnings results during the last three fiscal years, reflecting the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2005, net sales increased 16% to 8,714 billion yen, led by favorable sales of digital AV equipment and home appliances, especially V-products, and the addition of MEW, PanaHome and their respective subsidiaries to the Company’s consolidated financial results. The sales increase combined with comprehensive cost reduction efforts contributed to the profit gains, sufficient to offset the negative factors including a strong Japanese yen, rising raw materials prices, and intensified global price competition. In addition, Matsushita enjoyed a 32 billion yen gain from the return to the Japanese government of the substitutional portion of Japanese Welfare Pension Insurance that certain of the Company’s subsidiaries operated on behalf of the Japanese government, while recording a 16 billion yen write-down of investment securities. Meanwhile, Matsushita incurred expenses of 111 billion yen due to the implementation of restructuring initiatives including selection and concentration of management resources at each business domain company. Reflecting all these factors, and increases in provision for income taxes and minority interests due to the consolidation of MEW, PanaHome and their respective subsidiaries, and a decrease in equity in losses of certain associated companies, the Company recorded a net income of 58 billion yen.

In fiscal 2006, net sales increased 2% to 8,894 billion yen, led by favorable sales of digital AV equipment and home appliances, especially V-products. The sales increase combined with comprehensive cost reduction efforts contributed to the profit gains, sufficient to offset the negative factors such as a strong Japanese yen, rising raw materials prices and ever-intensified global price competition. In addition, the Company incurred 37 billion yen in expenses associated with the implementation of early retirement programs, 85 billion yen as impairment losses associated with the CRT TV-related subsidiaries which face sharp declines in global demand and other businesses and 25 billion yen as expenses associated with a recall of certain kerosene fan heaters, which the Company manufactured and sold in Japan between 1985 and 1992. Meanwhile, the Company recorded a 79 billion yen gain on sale of securities and 23 billion yen gain related to the liquidation of a consolidated subsidiary, MEI Holding Inc. (MHI), a company holding Universal Studios-related shares. Reflecting all these factors, and the adverse effects of equity in losses of 51 billion yen mainly associated with CRT TV-related associated companies, the Company recorded a net income of 154 billion yen.

In fiscal 2007, net sales increased 2% to 9,108 billion yen, due mainly to an increase in sales of digital products such as flat-panel TVs in Japan and overseas. Regarding earnings, despite the effects from rising raw materials prices and ever-intensified global price competition, an increase in sales, cost rationalization and a weaker yen contributed to earnings gains. In addition, the Company recorded gains on the sale of the investments regarding cable broadcasting business and gains on sales of tangible fixed assets, and incurred restructuring expenses, including 14.2 billion yen associated with the implementation of early retirement programs, and 49.2 billion yen as impairment losses. Reflecting all these factors, and the increases in provision for income taxes and minority interests due to increased profits in MEW and PanaHome, and the effect of one-time charge incurred in fiscal 2006 at certain subsidiaries, as well as a sharp increase in equity in earnings of associated companies mainly as a result of the consolidation of CRT TV-related associated companies on March 1, 2006, which incurred losses associated with the implementation of large-scale restructuring initiatives a year ago. Accordingly, the Company recorded a net income of 217 billion yen.

Key performance indicators

The following are performance measures that Matsushita believes are key indicators of its business results for the last three fiscal years.

	Yen (billions) (%)
	Fiscal year ended March 31,
	2007	2006	2005
Net sales	9,108	8,894	8,714
Income before income taxes to net sales ratio	4.8%	4.2%	2.8%
Research and development costs to net sales ratio	6.3%	6.3%	7.1%
Total assets	7,897	7,965	8,057
Stockholders’ equity	3,917	3,788	3,544
Stockholders’ equity to total assets ratio	49.6%	47.6%	44.0%
Return on equity	5.6%	4.2%	1.7%
Capital investment	418	346	374
Free cash flow	(35)	982	287

Note: Return on equity is calculated by dividing net income by the average of stock holders’ equity at the beginning and the end of each fiscal year.

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

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment:

	Yen (billions)
	Fiscal year ended March 31,
	2007	2006	2005
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	411	357	352
Effects of timing difference between acquisition dates and payment dates	7	(11)	22

Capital investment	418	346	374

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

The following table shows a reconciliation of free cash flow to net cash provided by operating activities:

	Yen (billions)
	Fiscal year ended March 31,
	2007	2006	2005
Net cash provided by operating activities	533	575	465
Net cash provided by (used in) investing activities	(568)	407	(178)

Free cash flow	(35)	982	287

Details of Matsushita’s consolidated sales and earnings results were as follows:

Year ended March 31, 2007 compared with 2006

(1)	Sales

Consolidated net sales for fiscal 2007 increased 2% to 9,108 billion yen, from 8,894 billion yen in the previous year, mainly contributed by a new series of competitive V-products. The electronics industry in the fiscal year under review faced severe business conditions in Japan and overseas, due mainly to rising prices for crude oil and other raw materials and continued price declines caused by ever-intensified global competition, mainly in digital products. Under these circumstances, Matsushita implemented initiatives to accelerate growth strategies and further strengthen management structures. First, Matsushita made all-out efforts to enhance product competitiveness centering on V-products, which were well received by the market and made a significant contribution to an increase in market share. Regarding plasma TVs in particular, the Company expanded its operations to meet a rapid increase in demand both in Japan and overseas, and succeeded in securing a high market share. In addition, the Company also endeavored to reduce fixed costs by implementing its company-wide cost reduction activities. Furthermore, the collaboration with Matsushita Electric Works, Ltd. (MEW) proved to be successful. The Company endeavored to integrate sales and manufacturing functions with MEW, and implement common brand strategies, as well as reinforce product competitiveness, thereby contributing to increased sales by generating synergies between the both companies. As a result of these initiatives, the Company cited sales gains due mainly to an increase in sales of digital products such as flat-panel TVs in Japan and overseas.

Domestic sales amounted to 4,617 billion yen, mostly unchanged from 4,611 billion yen a year ago. Despite sales downturns in mobile phones and JVC, sales gains were recorded mainly in automotive electronics equipment and digital AV products such as flat-panel TVs, whereby maintaining the same level from a year ago. Overseas sales were up by 5%, to 4,492 billion yen, compared with 4,283 billion yen in the previous fiscal year, due mainly to increased sales of digital AV products such as flat-panel TVs and digital cameras.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2007, cost of sales amounted to 6,394 billion yen, up 4% from the previous year mainly as a result of an increase in net sales. Selling, general and administrative expenses were down 3% to 2,254 billion yen compared to the previous year.

(3)	Interest Income, Dividends Received and Other Income

In fiscal 2007, interest income increased 8% to 31 billion yen, and dividends received increased 16% to 8 billion yen. In other income, in addition to gains on sales of tangible fixed assets, the Company recorded 27 billion yen gain on the sale of the investments regarding cable broadcasting business.

(4)	Interest Expense, Goodwill Impairment and Other Deductions

Interest expense decreased 4% to 21 billion yen, owing primarily to a reduction in short-term and long-term borrowings. In other deductions, compared with 49 billion yen of restructuring charges in fiscal 2006, the Company recorded 20 billion yen including 14 billion yen associated with the implementation of early retirement programs, and 30 billion yen as goodwill impairment compared with the previous year’s 50 billion yen, and 19 billion yen as other impairment losses on long-lived assets compared with 16 billion yen a year ago. (For further details, see Notes 4, 5, 7, 8 and 15 of the Notes to Consolidated Financial Statements.)

(5)	Income before Income Taxes

As a result of the above-mentioned factors, as well as increased operating profit, income before income taxes for fiscal 2007 increased 18% to 439 billion yen, compared with 371 billion yen in fiscal 2006, while the ratio to net sales increased 0.6% to 4.8%, compared with 4.2% in the previous year.

(6)	Provision for Income Taxes

Provision for income taxes for fiscal 2007 amounted to 192 billion yen, compared with 167 billion yen in the previous year. The effective tax rate to income before income taxes declined to 43.7%, from 45.0% a year ago. This is due mainly to a decrease in valuation allowance to deferred tax assets compared with fiscal 2006.

(7)	Minority Interests

Minority interests (earnings) amounted to 31 billion yen for fiscal 2007, compared with minority interests (losses) of 1 billion yen in fiscal 2006. This result was due mainly to increased profits in MEW and PanaHome, and effect of one-time charge incurred in fiscal 2006 at certain subsidiaries.

(8)	Equity in Losses of Associated Companies

In fiscal 2007, equity in earnings of associated companies amounted to 1 billion yen, from the previous year’s losses of 51 billion yen, mainly as a result of the consolidation of CRT TV-related associated companies on March 1, 2006, which incurred losses associated with the implementation of large-scale restructuring initiatives a year ago.

(9)	Net Income

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net income of 217 billion yen for fiscal 2007, an increase of 41% from 154 billion yen in the previous year.

(10)	Results of Operations by Business Segment

Results of operations by business segment for fiscal 2006, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2007	2006	Percent change
Sales:
AVC Networks	4,047	3,986	2%
Home Appliances	1,303	1,241	5
Components and Devices	1,378	1,368	1
MEW and PanaHome	1,859	1,747	6
JVC	646	703	(8)
Other	1,484	1,315	13
Eliminations	(1,609)	(1,466)	10

Total	9,108	8,894	2%

Segment profit:
AVC Networks	220	191	15%
Home Appliances	84	77	8
Components and Devices	100	81	23
MEW and PanaHome	79	73	9
JVC	(6)	(6)	—
Other	60	62	(3)
Corporate and eliminations	(77)	(64)	20

Total	460	414	11%

The Company’s business segments are classified into six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC, and Other. Results of sales and profits by business segment for fiscal 2007, as compared with the previous fiscal year, were as follows:

AVC Networks sales increased 2% to 4,047 billion yen, compared with 3,986 billion yen in the previous year. Within this segment, sales of video and audio equipment increased, due mainly to strong sales of digital AV products, such as flat-panel TVs and digital cameras. Sales of information and communications equipment decreased as a result of sluggish sales in mobile phones, although sales of automotive electronics equipment were quite favorable.

With respect to this segment, profit improved 15% from 191 billion yen in fiscal 2006, to 220 billion yen for fiscal 2007, which is equivalent to 5.4% against sales. This increase was attributable mainly to expanded sales in flat-panel TVs, digital cameras, PCs and automotive electronics equipment, as well as cost rationalization effects. Particularly in plasma TVs, despite price declines under ever-intensified global competition, the Company accelerated the introduction of large-sized, full HD models and comprehensive cost reduction efforts including curbing materials costs, thereby achieving a profit growth.

Sales of Home Appliances increased 5% to 1,303 billion yen, compared with 1,241 billion yen in the previous year. Within Home Appliances, sales gains were recorded mainly in air conditioners and compressors.

Profit in this segment rose 8% from 77 billion yen in fiscal 2006, to 84 billion yen for fiscal 2007, or 6.4% of sales. Despite the adverse effects from rising costs for raw materials including plastic materials, the successful introduction of unique products, such as tilted-drum washer/dryers and air conditioners equipped with automatic filter cleaning and dust removal functions, and the effects of various cost rationalization activities, led to increased earnings in this segment.

Sales of Components and Devices increased 1% to 1,378 billion yen, from the previous year’s 1,368 billion yen. Although sales in semiconductors decreased in fiscal 2007, strong sales in electronic components and devices led to overall sales growth in this segment.

With respect to this segment, profit increased 23% from 81 billion yen in fiscal 2006, to 100 billion yen for fiscal 2007. Despite the negative effects from rising prices for raw materials including coppers and aluminum, profit against sales for this segment rose to 7.2% for fiscal 2007, due mainly to sales gains and cost rationalization efforts. In particular, a significant profit growth was recorded in electronic components and devices, mainly as a result of strong sales in components for digital AV products and automotive electronics equipment.

Sales of MEW and PanaHome increased 6% to 1,859 billion yen, compared with 1,747 billion yen a year ago. Sales at MEW and its subsidiaries increased from the previous year with favorable sales in electrical construction materials such as home fire alarms and high energy-efficient lighting fixtures, and electronic and plastic materials such as semiconductor encapsulation materials. At PanaHome Corporation and its subsidiaries, sales gains were recorded in detached housing, contributing to increased sales overall.

With respect to this segment, despite the adverse effects of rising prices for raw materials including coppers and nickels, profit increased 9% to 79 billion yen, which is equal to 4.2% of sales, from 73 billion yen in the previous year, as a result of the aforementioned sales gains and cost rationalization efforts.

Sales of JVC were 647 billion yen, down 8% from 703 billion yen in the previous year. This result was due mainly to sales downturns in DVD recorders and audio equipment in Japan, as well as sluggish overseas sales of rear-projection TVs, resulting in overall decreased sales compared with a year ago.

With respect to this segment, losses amounted to 6 billion yen, mostly unchanged from losses of 6 billion yen in fiscal 2006. In the JVC segment, there has been a recent negative trend in segment profit. Although JVC has implemented measures to strengthen operational reforms and reinforce product strategies, JVC incurred losses in fiscal 2007, as a result of the aforementioned sales downturns and sharp price declines of digital AV products.

Sales in the Other segment amounted to 1,484 billion yen, up 13% from the previous year.

With respect to this segment, profit was down 3% from 62 billion yen for fiscal 2006, to 61 billion yen, which were equivalent to 4.1% against sales in fiscal 2007.

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

In the JVC segment, there was a negative trend in segment profit. In response to this, JVC is implementing measures focused on the following three points: (1) continuing and strengthening operational reforms, (2) reinforcing product strategies rooted in establishing JVC as a top niche player, and (3) overhauling operations from the perspective of JVC’s core and non-core businesses as well as developing new businesses.

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

Matsushita’s Policy on Financial Position and Liquidity

As its basic policy, Matsushita has long placed emphasis on maintaining sound balance sheets, and on generating as much available funding as possible from internal sources through efforts to raise the operational efficiency or asset turnover ratios, so as not to overly rely on external fund raising. This conservativeness is exemplified in the tradition of maintaining the ratio of stockholders’ equity to total assets at a relatively high level and keeping large cash balance. The ratio of stockholders’ equity to total assets as of March 31, 2007 rose to 49.6%, and the total of short-term borrowings and long-term debt was 450 billion yen as of March 31, 2007, down from 154 billion yen a year ago. Cash balance decreased to 1,462 billion yen (the total of cash and cash equivalents of 1,237 billion yen plus time deposits with a maturity of more than three months of 225 billion yen) as of March 31, 2007, compared with the previous year’s 1,678 billion yen (the total of cash and cash equivalents of 1,667 billion yen plus time deposits of 11 billion yen). This is due mainly to the repayments of long-term debts and repurchase of common stock.

In order to facilitate access to global capital markets, Matsushita obtains credit ratings from the world’s two leading credit rating agencies, Moody’s Investors Service, Inc. (Moody’s) and Standard & Poor’s Rating Services (S&P). In addition, Matsushita maintains credit ratings from Rating and Investment Information, Inc. (R&I), a rating agency nationally recognized in Japan, primarily for access to the Japanese capital markets. As of March 31, 2007, Matsushita’s debt ratings are: Moody’s: Aa2 (long-term); S&P: AA- (long-term, outlook: stable), A-1+ (short-term); and R&I: AA+ (long-term), a-1+ (short-term). As of February 9, 2007, long-term deposit rating of Matsushita was upgraded by S&P.

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

As of March 31, 2007, the outstanding balance of short-term borrowings totaled 223 billion yen, and long-term debt was 227 billion yen. Matsushita’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

In recent years, Matsushita has focused on raising capital efficiency upon review of its balance sheet. In fiscal 2007, to meet the needs of more sophisticated global operations, Matsushita established Panasonic Global Treasury Center B.V. in Amsterdam, the Netherlands, a new overseas financial subsidiary with in-house banking functions that facilitate various finance and foreign exchange transactions worldwide. Along with the establishment of the new company, Matsushita is striving to further enhance the efficiency of group-wide treasury transactions by introducing a new round-the-clock treasury system.

Regarding cash flows, Matsushita uses free cash flow (see “Overview—Key performance indicators” in Section A of this Item 5) as an important indicator to evaluate its performance.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2007 Financial Position and Liquidity

The Company’s consolidated total assets as of the end of fiscal 2007 decreased to 7,897 billion yen, as compared with 7,965 billion yen at the end of the last fiscal year.

The Company’s consolidated total liabilities as of March 31, 2007 also decreased 246 billion yen to 3,429 billion yen, attributable to a decrease in retirement and severance benefits as well as repayments of borrowings and bonds in certain subsidiaries. (For further details, see Notes 9 and 10 of the Notes to Consolidated Financial Statements.)

Minority interests increased 50 billion yen, to 551 billion yen.

Stockholders’ equity increased 129 billion yen to 3,917 billion yen, from the previous year’s 3,788 billion yen. Although stockholders’ equity decreased by 153 billion yen due to the repurchase of the Company’s own shares as part of Matsushita’s strategy to enhance shareholder value, total stockholders’ equity increased due mainly to an increase of 161 billion yen in retained earnings and an increase of 133 billion yen in accumulated other comprehensive income, which reflects improvements in cumulative translation adjustments, unrealized holding gains of available-for-sale securities, and pension liability adjustments of 61 billion yen, as a result of adoption of SFAS No.158.

Capital investment (excluding intangibles) during fiscal 2007 totaled 418 billion yen, up 21% from the previous fiscal year’s total of 346 billion yen. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.) The Company implemented capital investment primarily to increase production capacity in strategic business areas such as semiconductors and digital AV equipment, particularly plasma TVs, while curbing capital investment in a number of business areas, in line with increasing management emphasis on capital efficiency.

Depreciation (excluding intangibles) during fiscal 2007 amounted to 280 billion yen, up 2% compared with 275 billion yen in the previous fiscal year.

Net cash provided by operating activities in fiscal 2007 amounted to 533 billion yen, compared with 575 billion yen in the previous fiscal year. This decrease, despite a decrease in trade receivables and improvement in net income, was attributable mainly to a decrease in trade payables, and accrued expenses and other current liabilities. Net cash used in investing activities amounted to 568 billion yen, compared with net cash provided by investing activities of 407 billion yen in fiscal 2006, due mainly to an increase in time deposits and a decrease in proceeds from disposition of investments and advances. Net cash used in financing activities was 428 billion yen, compared with 525 billion yen in fiscal 2006. This was mainly attributable to a decrease in repayments of long-term debt. All these activities, compounded by the effect of exchange rate fluctuations, resulted in a net decrease of 431 billion yen in cash and cash equivalents during fiscal 2007. Cash and cash equivalents at the end of fiscal 2007 totaled 1,237 billion yen, compared with 1,667 billion yen a year ago.

Free cash flow in fiscal 2007 amounted to a cash inflow of 35 billion yen, compared with 982 billion yen in fiscal 2006. (For a reconciliation of free cash flow to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.)

Commitments for Capital Expenditures

As of March 31, 2007, commitments outstanding for the purchase of property, plant and equipment amounted to 106 billion yen

C.	Research and Development

In order to contribute to a ubiquitous networking society and coexistence with the global environment, Matsushita engages in a broad range of R&D activities, including nanotechnologies and other advanced research; digital network software technologies for AV equipment and next-generation mobile communications; component and device technologies such as plasma displays and system LSIs; environmental technologies such as fuel cell cogeneration systems; and various manufacturing technologies.

In fiscal 2005, under the new R&D management structure, Matsushita strived to enhance the efficiency of its R&D activities, while continuously selecting priority R&D themes at the Corporate R&D Group and innovating R&D management of development processes at business domain companies. These actions reduced lead time for product development. Matsushita developed an Integrated Platform that combines software and hardware resources across differing product categories to improve R&D efficiency and design quality.

In fiscal 2006, Matsushita continued to utilize this platform to add value to finished products, improve efficiency in software development and achieve advances in design quality. At the same time, the Company drew up a long-term vision in order to guide the selection and concentration of R&D projects.

Matsushita has promoted a platform strategy to link an array of different product categories. With the creation of its Integrated Platform, the Company has been able to combine and utilize software and hardware assets across digital consumer product lines to enhance the efficiency of software development and boost design quality. In fiscal 2007, the Integrated Platform was incorporated into plasma TVs, Blu-ray disc recorders, SD Memory Card camcorders, and mobile phones compatible with “one-segment” terrestrial digital TV broadcasts. Aiming to realize more comfortable living for customers, Matsushita also focuses its R&D efforts on developing products that are easier to use through research into universal design that makes highly-functional consumer products more user-friendly. At the same time, the Company aims to efficiently use technology resources by prioritizing R&D projects based on a medium- to long-term vision. Matsushita actively uses external R&D resources as part of its strategy.

Research and development costs amounted to 616 billion yen, 565 billion yen and 578 billion yen for the three fiscal years ended March 31, 2005, 2006 and 2007, respectively, representing 7.1%, 6.3% and 6.3% of Matsushita’s total net sales for each of those periods.

D.	Trend Information

In fiscal 2008, the outlook for the global economy, centered on the United States, remains uncertain due to the continued risk of rising prices for crude oil and other raw materials. In the electronics industry, while significant growth is not expected in major industrialized markets, rapid expansion in emerging markets such as BRICs is forecast to continue.

In recent years, the Matsushita Group has been promoting fundamental management reforms. From fiscal 2008, the Group will move into a new phase of promoting full-fledged growth strategies. In line with its twin corporate vision of contributing to realizing a ubiquitous networking society and coexistence with the global environment, Matsushita aims to earn the support of all its stakeholders worldwide by sustaining growth through continued innovation and ensuring sound business activities on a global basis.

To realize these objectives, Matsushita has announced the GP3 plan, a new mid-term management plan to be completed by March 2010. Based on the basic policy of achieving steady growth with profitability, Matsushita will implement a range of concrete initiatives for fiscal 2010 to achieve 10 trillion yen in sales, representing growth, and ROE of 10%, measuring capital efficiency, which have been established as two criteria of the GP3 plan.

Matsushita will place particular emphasis on three priority themes for its mid-term growth strategies: double-digit growth in overseas sales, four strategic businesses, and continuous selection and concentration. First, Matsushita will aim for double-digit growth in overseas sales of consumer products by enhancing marketing tailored to regional characteristics. Second, with regard to four strategic businesses, Matsushita will focus on its digital AV business, automotive electronics business, businesses providing comfortable living, and semiconductors and other devices businesses. Through collaboration between these businesses, the Company will strive to expand synergies, while making every effort to drive steady growth in each business. Finally, Matsushita will work to establish strong businesses through selection and concentration of its management resources on prioritized business areas, taking into consideration the characteristics and growth stages of these businesses. In particular, Matsushita will continue aggressive strategic investment in growing businesses and R&D for prioritized themes.

In addition, Matsushita will implement Groupwide innovation activities toward the realization of a manufacturing-oriented company. Matsushita defines the concept of a manufacturing-oriented company as one that combines all the business activities of the Group toward the launch of products, thereby contributing to the creation of customer value. Accordingly, Matsushita will seek to optimize all elements of its operations, centered on products, and implement innovative measures to enhance the quality of Groupwide management, thereby stimulating and streamlining the efficiency of manufacturing processes.

In fiscal 2008, the first year of the GP3 plan, Matsushita will strengthen measures to accelerate growth. Regarding V-products, which are the core of its growth strategies, Matsushita aims to achieve sales of approximately 2 trillion yen in a total of 73 product categories. In overseas businesses, aiming to increase sales in the above-mentioned emerging markets in addition to North America and Europe, Matsushita set up a Russia Division, India Coordination Department, and Brazil Coordination Department. Matsushita will also provide management resources to implement the marketing of cutting-edge products focused on wealthier consumers. Meanwhile, Matsushita established a Corporate Division for Promoting “Manufacturing-oriented” Innovation on April 1, 2007, which is responsible for extending its most advanced innovation initiatives across the Group and pursuing optimum standardization. The division will also promote cooperation across business fields and operating regions to strengthen competitiveness, including cost performance, in areas such as design and quality, procurement, logistics and overseas sales.

For fiscal 2008, Matsushita projects its capital investment will total approximately 460 billion yen. (For the definition of capital investment and related discussion, see “Overview—Key performance indicators” in Section A of this item 5. For purposes of deriving this forward-looking figure, we have assumed that there are no material effects of timing difference between acquisition dates and payment dates with respect to purchases of property, plant and equipment during fiscal 2008.) Matsushita will continue to focus investment into such strategic businesses as cutting-edge system LSIs and other semiconductors as well as plasma TVs.

The discussion above includes forward-looking statements. For details about “Cautionary Statement Regarding Forward-Looking Statements,” see page 1.

E.	Off-Balance Sheet Arrangements

The Company established sale-leaseback arrangements for manufacturing machinery and equipment, and sale of receivables without recourse, as off-balance sheet arrangements in order to reduce its total assets.

In fiscal 2007, Matsushita sold machinery and equipment for 74 billion yen, which are used to manufacture semiconductors and plasma display panels, to Sumishin Matsushita Financial Services Co., Ltd. The assets are leased back to Matsushita over a period of two to five years. Matsushita guarantees a specific value of the leased assets. These leases are classified as operating leases for U.S. GAAP purposes. Including the above-mentioned, the amount of future minimum lease payment under operating lease is 204 billion yen at March 31, 2007. (For further details, see Notes 6 and 19 of the Notes to Consolidated Financial Statements.)

In fiscal 2007, Matsushita sold, without recourse, trade receivables of 315 billion yen to independent third parties for proceeds of 314 billion yen. In fiscal 2007, Matsushita sold, with recourse, trade receivables of 304 billion yen to independent third parties for proceeds of 304 billion yen.

In addition, the Company provides several types of guarantees and similar arrangements. (For further details, see Note 19 of the Notes to Consolidated Financial Statements.)

F.	Tabular Disclosure of Contractual Obligations

The two tables below show Matsushita’s cash payment obligations and guarantees and other commercial commitments, broken down by the payment amounts due for each of the periods specified below, as of March 31, 2007:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	215,261	26,609	64,692	100,589	23,371
Capital Lease Obligations	65,602	27,474	29,813	7,103	1,212
Operating Lease Obligations	204,146	66,262	75,328	60,706	1,850
Purchase Obligations	105,575	105,575	—	—	—
Defined benefit plan contribution	154,049	154,049	—	—	—

Total Contractual Cash Obligations	744,653	379,989	169,833	168,398	26,433

	Yen (millions)
	Total Amounts Committed
Other Commercial Commitments:
Discounted exported bills	409
Guarantees	15,034

Total Commercial Commitments	15,443

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

Individual securities are reduced to net realizable value by a charge to earnings for other-than-temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other-than-temporary requires judgment. At March 31, 2007, the Company has recorded 788 billion yen of available-for-sale securities, 31 billion yen of cost method securities, 3 billion yen of equity method securities that have market values, and 477 billion yen of equity method securities that do not have market values, and advances, part or all of which could be determined to be other-than-temporarily impaired in future periods, depending on changes to the current facts and assumptions. In fiscal 2007, the Company recorded 3 billion yen impairment losses on investment securities.

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

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. The Company recognized an impairment loss of 27 billion yen during fiscal 2007 related to goodwill of a mobile communication subsidiary. This impairment is due to a decrease in the estimated fair value of the reporting unit caused by decreased profit expectation and the intensification of competition in a domestic market which was unforeseeable in the prior year. The Company recognized an impairment loss of 3 billion yen during fiscal 2007 related to goodwill of JVC due primarily to profit performance in JVC’s consumer electronics business being lower than the Company’s expectation. The fair value was determined by using the estimated present fair value of future cash flows or quoted market prices. At March 31, 2007, the Company has recorded 379 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill and other intangible assets, see Note 8 of the Notes to Consolidated Financial Statements included in this annual report.

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

At March 31, 2007, the Company has recorded gross deferred tax assets of 989 billion yen with a total valuation allowance of 439 billion yen. Included in the gross deferred tax assets is 249 billion yen resulting from net operating loss carryforwards (NOLs) of 705 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. These NOLs of 520 billion yen expire from fiscal 2009 through 2014 and the substantial majority of the remaining balance expire thereafter or do not expire. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2007 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. For further discussion on valuation of deferred tax assets, see Note 11 of the Notes to Consolidated Financial Statements included in this annual report.

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

SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment for FASB Statements No.87, 88, 106, and 132(R),” was adopted by the Company for the year ended March 31, 2007. As a result, the Company recorded a pension liability adjustments of 45 billion yen as of March 31, 2007. The corresponding amount was changed to the stockholders’ equity.

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

New Accounting Pronouncements

In June 2006, FASB issued FASB interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company as of April 1, 2007. The application of FIN 48 did not have a material effect on the Company’s consolidated financial statements.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans require the fair value of plan assets and benefit obligations to be measured as of the date of the fiscal year-end consolidated balance sheet and will be effective for the Company as of April 1, 2008. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans on the Company’s consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Company as of April 1, 2008. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 157.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value.

Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 will be effective for the Company as of April 1, 2008. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 159.

In September 2006, Securities and Exchange Commission (SEC) staff published Staff Accounting Bulletin No. 108 (SAB No. 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires quantification of the effects of financial statement errors on each of the balance sheets and statements of income and the related financial statement disclosures. On March 31, 2007, the Company applied SAB No. 108. The adoption of SAB No. 108 did not have a material effect on the Company’s consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The Articles of Incorporation of the Company provide that the number of Directors of the Company shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected at the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, and Senior Managing Directors are Representative Directors and severally represent the Company. A Japanese joint stock corporation with corporate auditors, such as Matsushita, is not obliged under the Company Law of Japan and related laws and ordinances (collectively, the “Company Law”), to have any outside directors on its board of directors. However, Matsushita has two (2) outside Directors. An “outside director” is defined as a director of the company who has never engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who has never served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within one year from their election, and in the case of Corporate Auditors, the terms of office shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within four years from their election. However, they may serve any number of consecutive terms if re-elected.

Corporate Auditors of the Company are not required to be, and are not, certified public accountants. Corporate Auditors may not at the same time be Directors, accounting counselors, executive officers, managers or any other capacity as employees of the Company or any of its subsidiaries. Under the Company Law, at least half of the Corporate Auditors shall be outside corporate auditors. An “outside corporate auditor” is defined as a corporate auditor of the company who has never been a director, accounting counselor, executive officer, manager or in any other capacity as an employee of the company or any of its subsidiaries. Each Corporate Auditor has the statutory duty to audit the non-consolidated and consolidated financial statements and business reports to be submitted by a Director to the general meeting of shareholders and, based on such audit and a report of an Accounting Auditor referred to below, to respectively prepare his or her audit report. Each Corporate Auditor also has the statutory duty to supervise Directors’ execution of their duties. The Corporate Auditors are required to attend meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

In addition to Corporate Auditors, an independent certified public accountant or an independent audit corporation must be appointed by general meetings of shareholders as Accounting Auditor of the Company. Such Accounting Auditor has the duties to audit the consolidated and non-consolidated financial statements proposed to be submitted by a Director at general meetings of shareholders and to report their opinion thereon to certain Corporate Auditors designated by the Board of Corporate Auditors to receive such report (if such Corporate Auditors are not designated, all Corporate Auditors) and certain Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements). The consolidated financial statement is prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and financial information on a non-consolidated (a parent company alone) basis is in conformity with Japanese regulations.

Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to, based on the reports prepared by respective Corporate Auditors, prepare and submit its audit report to Accounting Auditors and certain Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). A Corporate Auditor may note his or her opinion in the audit report if his or her opinion expressed in his or her audit report is different from the opinion expressed in the audit report of the Board of Corporate Auditors. The Board of Corporate Auditors shall elect one or more full-time Corporate Auditors from among its members. The Board of Corporate Auditors is empowered to establish auditing policies, the manner of investigation of the status of the corporate affairs and assets of the Company, and any other matters relating to the execution of the duties of Corporate Auditors. However, the Board of Corporate Auditors may not prevent each Corporate Auditor from exercising his or her powers.

Under the Company Law and the Articles of Incorporation of the Company, the Company may, by a resolution of the Board of Directors, exempt Directors or Corporate Auditors, acting in good faith and without significant negligence, from their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by the Company Law. In addition, the Company has entered into liability limitation agreements with each of the outside Directors and outside Corporate Auditors, acting in good faith and without significant negligence, which limit the maximum amount of their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by the Company Law.

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

Meanwhile, in fiscal 2004, the non-statutory full-time Senior Auditors were newly appointed within the Company’s internal divisional companies in order to strengthen auditing functions at each business domain company. In addition, the Company has also launched the “Group Auditor’s Meeting” chaired by the Chairman of the Board of Corporate Auditors of the Company in order to promote collaboration among the Company’s Corporate Auditors, the non-statutory full-time Senior Auditors of the internal divisional companies and the corporate auditors of the Company’s subsidiaries and affiliates. Moreover, as a part of their audit duties, Corporate Auditors maintain a close working relationship with the Internal Audit Group of the Company to ensure effective audits. Furthermore, in order to enhance the effectiveness of audits conducted by Corporate Auditors and ensure the smooth implementation of audits, the Company has established a Corporate Auditor’s Office with full-time staff under the direct control of the Board of Corporate Auditors.

The following table shows information about Matsushita’s Directors and Corporate Auditors as of June 27, 2007, including their dates of birth, positions, responsibilities and brief personal records.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Kunio Nakamura	Chairman of the Board of Directors
(Jul. 5, 1939)	-Jun. 1993	Director of the Company;
	-Jun. 1996	Managing Director of the Company;
	-Jun. 1997	Senior Managing Director of the Company;
	-Jun. 2000	President of the Company;
	-Jun. 2006	Chairman of the Board of Directors of the Company.

Masayuki Matsushita	Vice Chairman of the Board of Directors
(Oct. 16, 1945)	-Feb. 1986	Director of the Company;
	-Jun. 1990	Managing Director of the Company;
	-Jun. 1992	Senior Managing Director of the Company;
	-Jun. 1996	Executive Vice President of the Company;
	-Jun. 2000	Vice Chairman of the Board of Directors of the Company.

Fumio Ohtsubo	President and Director
(Sep. 5, 1945)	-Jun. 1998	Director of the Company, and Vice President of AVC Company;
	-Jun. 2000	Managing Director of the Company;
	-Jan. 2003	President of Panasonic AVC Networks Company;
	-Jun. 2003	Senior Managing Director of the Company;
	-Jun. 2006	President and Director of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Takami Sano	Executive Vice President and Director
(Apr. 2, 1943)	-Jun. 1998	Director of the Company, and Director of Corporate Industrial Marketing and Sales Division;
	-Jun. 2000	Managing Director of the Company;
	-Jun. 2003	Senior Managing Director of the Company;
	-Jun. 2005	Executive Vice President of the Company, and Representative in Tokyo;
	-Apr. 2006	In charge of Panasonic Systems Solutions Company, Corporate eNet Business Division and Corporate Construction Business Promotion Division;
	-Apr. 2007	In charge of Automotive Electronics Business and Panasonic Mobile Communications Co., Ltd.

Susumu Koike	Executive Vice President and Director
(Nov. 15, 1945)	-Jun. 1998	Director of the Company, and in charge of semiconductor technology;
	-Jun. 2000	Managing Director of the Company;
	-Apr. 2001	President of Semiconductor Company;
	-Jun. 2003	Senior Managing Director of the Company, and in charge of Technology;
	-Apr. 2006	Executive Vice President of the Company, and in charge of Semiconductor Company.

Shunzo Ushimaru	Executive Vice President and Director
(May 5, 1944)	-Jun. 2002	In charge of Corporate Marketing Division for Panasonic Brand;
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2004	Managing Executive Officer of the Company;
	-Apr. 2006	Senior Managing Executive Officer of the Company, in charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales / Electrical Supplies Sales / Project Sales and Building Products Sales, Advertising, Panasonic Center, Logistics, Corporate CS Division and Design, Chairman of Corporate Brand Committee and Showroom Strategic Committee;
	-Jun. 2006	Senior Managing Director of the Company;
	-Apr. 2007	Executive Vice President of the Company, and in charge of Domestic Consumer Marketing.

Koshi Kitadai*	Senior Managing Director
(Oct. 1, 1945)	-Jun. 2000	President, Matsushita Electronic Devices Co., Ltd. (now Panasonic Electronic Devices Co., Ltd.);
	-Jun. 2003	Managing Executive Officer of the Company;
	-Jun. 2005	Senior Managing Executive Officer of the Company;
	-Apr. 2007	President, Panasonic Automotive Systems Company, and in charge of Corporate Industrial Marketing and Sales.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Toshihiro Sakamoto*	Senior Managing Director
(Oct. 27, 1946)	-Jun. 2000	Director of the Company, and Vice President of AVC Company, and in charge of Visual Products Group;
	-Jun. 2003	In charge of Corporate Planning;
	-Jun. 2004	Managing Director of the Company;
	-Apr. 2006	Senior Managing Director, and President of Panasonic AVC Networks Company.

Yasuo Katsura*	Managing Director
(Sep. 19, 1947)	-Jun. 2001	President, Matsushita Communication Industrial Co., Ltd. (now Panasonic Mobile Communications Co., Ltd.);
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2004	Managing Executive Officer of the Company, and Director of the Tokyo Branch.

Takahiro Mori*	Managing Director
(Jun. 16, 1947)	-Apr. 2001	Director of Corporate Communications Division;
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2005	Managing Director of the Company, and in charge of Corporate Communications Division;
	-Apr. 2006	In charge of Corporate Planning;
	-Apr. 2007	Vice Chairman of Corporate Brand Committee.

Shinichi Fukushima*	Managing Director
(Nov. 13, 1948)	-Apr. 1997	General Manager of Corporate Personnel Dept. of the Company;
	-Jun. 2003	Director of the Company, and in charge of Personnel and General Affairs;
	-Jun. 2005	Managing Director of the Company.

Junji Esaka*	Managing Director
(Dec. 19, 1946)	-Apr. 2003	Vice President of Matsushita Home Appliances Company, in charge of Refrigeration and Air Conditioning Business;
	-Jun. 2003	Executive Officer of the Company;
	-Feb. 2006	Managing Executive Officer of the Company, and in charge of Appliances Business, President of Matsushita Home Appliances Company, in charge of Lighting Company and Healthcare Business Company;
	-Jun. 2006	Managing Director of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Hitoshi Otsuki*	Managing Director
(Jun. 6, 1947)	-Jun. 2000	President, Panasonic U.K. Ltd.;
	-Jun. 2003	Executive Officer of the Company, Director of Europe Division, and Chairman of Panasonic Europe Ltd.;
	-Apr. 2007	Managing Executive Officer of the Company, and in charge of Overseas Operations.

Ikusaburo Kashima*	Managing Director
(Oct. 8, 1948)	-Jul. 1999	Director General of Price Bureau of Economic Planning Agency;
	-Jun. 2003	Vice Chairman of Information Technology Promotion Agency;
	-Jun. 2004	Joined the Company as an Executive Counselor;
	-Jun. 2005	Director of the Company and Deputy Chief of Overseas Operations;
	-Apr. 2007	Managing Director of the Company, and in charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs.

Ikuo Uno	Director
(Jan. 4, 1935)	-Jul. 1986	Director of Nippon Life Insurance Company;
	-Apr. 1997	President of Nippon Life Insurance Company;
	-Apr. 2005	Chairman, Nippon Life Insurance Company;
	-Jun. 2005	Director of the Company.

Yoshifumi Nishikawa	Director
(Aug. 3, 1938)	-Jun. 1986	Director of The Sumitomo Bank, Ltd.;
	-Jun. 1997	President of The Sumitomo Bank, Ltd.;
	-Dec.2002	President of Sumitomo Mitsui Financial Group, Inc.;
	-Jun. 2005	Director of the Company;
	-Jan. 2006	President, CEO of Japan Post Corporation;
	-Apr. 2007	President of Japan Post.

Hidetsugu Otsuru *	Director
(Aug. 20, 1943)	-Jun. 1998	Director of the Company (resigned in March 1999);
	-Apr. 1999	President of Matsushita Electronics Corporation;
	-Jun. 2001	Managing Director of the Company;
	-Jun. 2002	In charge of Quality Administration and Environmental Affairs;
	-Jun. 2003	In charge of Facility Management;
	-Feb. 2006	Director of the Company;
	-May 2006	In charge of Corporate FF Customer Support & Management Division.

Makoto Uenoyama*	Director
(Feb. 14, 1953)	-Jun. 2003	General Manager, Corporate Accounting Group;
	-Apr. 2006	Executive Officer of the Company;
	-Apr. 2007	In charge of Accounting and Finance.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor
(Sep. 17, 1912)	-Oct. 1947	Director of the Company;
	-Jan. 1961	President of the Company;
	-Feb. 1977	Chairman of the Board of Directors;
	-Jun. 2000	Honorary Chairman of the Board of Directors and Executive Advisor.

Yukio Furuta	Senior Corporate Auditor
(Sep. 20, 1944)	-Jun. 1995	Director of Matsushita Electronics Corporation;
	-Apr. 2001	Director of Corporate Manufacturing & Development Division of Semiconductor Company;
	-Jun. 2003	Vice President of Semiconductor Company;
	-Jun. 2004	Senior Corporate Auditor of the Company.

Kenichi Hamada	Senior Corporate Auditor
(May 2, 1947)	-Jun. 1999	Director of Kyushu Matsushita Electric Co., Ltd.
(now Panasonic Communications Co., Ltd.), and in charge of accounting;
	-Jun. 2001	Managing Director, Kyushu Matsushita Electric Co., Ltd.;
	-Jun. 2003	Senior Managing Director, Panasonic Communications Co., Ltd.;
	-Jun. 2005	Vice President, Panasonic Communications Co., Ltd., and in charge of accounting, compliance, legal affairs group, information systems group, public relations group, and information security. (Resigned post on June 25, 2007)

Yasuo Yoshino	Corporate Auditor
(Oct. 5, 1939)	-Jul. 1988	Director of Sumitomo Life Insurance Company;
	-Jul. 1997	Vice President of Sumitomo Life Insurance Company;
	-Jul. 2001	Chairman of Sumitomo Life Insurance Company;
	-Jun. 2003	Corporate Auditor of the Company.

Ikuo Hata	Corporate Auditor
(Aug. 6, 1931)	-Apr. 1992	President of Osaka District Court;
	-Sep. 1995	Registered as an attorney-at-law (Osaka Bar Association);
	-Jun. 1998	Vice Board Chairman of Japan Federation of Arbitration Associations;
	-Jul. 2001	Member of Supreme Court Committee on Construction-related Disputes;
	-Jun. 2004	Corporate Auditor of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Hiroyuki Takahashi	Corporate Auditor
(Mar. 1, 1937)	-Jun. 1993	Director, Director of Human Resources of Mitsui & Co., Ltd.;
	-Jun. 1996	Executive Managing Director of Mitsui & Co., Ltd.;
	-Jun. 1997	Corporate Auditor of Mitsui & Co., Ltd.;
	-Oct. 2000	Executive Managing Director and Secretary-General of Japan Corporate Auditors Association;
	-Oct. 2005	Director of Japan Corporate Auditors Association (retired as Director on June 25, 2006);
	-Jun. 2006	Corporate Auditor of the Company.

Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System which was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.

Ikuo Uno and Yoshifumi Nishikawa are outside directors as stipulated in the Company Law.

Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors as stipulated in the Company Law.

There are no family relationships among any Directors or Corporate Auditors except as described below:

Masayuki Matsushita, Vice Chairman of the Board of Directors is the son of Masaharu Matsushita, Honorary Chairman of the Board of Directors and Executive Advisor.

The following table shows information about Matsushita’s Executive Officers as of June 27, 2007, including their positions and responsibilities.

Name	Positions and responsibilities

Nobutane Yamamoto	Managing Executive Officer In charge of Global Procurement / Global Logistics/ Director, Corporate Procurement Division

Yoshinobu Sato

Managing Executive Officer

Director, Corporate Marketing Division for Consumer Products/

in charge of Corporate CS Division and Showroom Strategic Planning Office/ Chairman, Showroom Strategic Committee

Yoshihiko Yamada	Managing Executive Officer Director, Corporate Management Division for North America/ Chairman, Panasonic Corporation of North America

Ken Morita	Managing Executive Officer Senior Vice President, Panasonic AVC Networks Company/ Director, Visual Products and Display Devices Business Group, Panasonic AVC Networks Company

Name	Positions and responsibilities

Yoshitaka Hayashi	Executive Officer Director, Corporate Management Division for China and Northeast Asia/ Chairman, Panasonic Corporation of China

Fujio Nakajima

Executive Officer

Senior Vice President, Panasonic AVC Networks Company/

Director, Technology Planning & Development Center, Panasonic AVC Networks Company/General Manager, Digital Broadcasting Business Promotion Office

Takae Makita	Executive Officer In charge of Information Systems/ Associate Director, Corporate IT Innovation Division

Masashi Makino	Executive Officer Director, Corporate Division for Promoting “Manufacturing-oriented” Innovation

Joachim Reinhart	Executive Officer COO, Panasonic Europe Ltd.

Yutaka Mizuno	Executive Officer Vice President, Panasonic Automotive Systems Company/ in charge of Sales, Panasonic Automotive Systems Company

Mikio Ito	Executive Officer In charge of Public and Private Institutions

Kazuhiro Tsuga	Executive Officer In charge of Digital Network & Software Technology/ Overseas R&D Centers/ Digital Network Strategic Planning Office

Ikuo Miyamoto	Executive Officer President, Motor Company

Hideo Kawasaki	Executive Officer President, Semiconductor Company

Shigeru Omori	Executive Officer Director, Corporate Industrial Marketing & Sales Division

Takumi Kajisha

Executive Officer

In charge of Corporate Communications Division/

Director, Corporate Communications Division/

in charge of CSR Office, Corporate Advertising Group, and Corporate Citizenship Group/ Vice Chairman, Showroom Strategic Committee

Masaaki Fujita	Executive Officer Senior Vice President, Panasonic AVC Networks Company/ Director, Visual Products and Display Devices Business Group, PDP TV Business Unit, Panasonic AVC Networks Company

Name	Positions and responsibilities

Kazunori Takami

Executive Officer

In charge of Corporate Marketing Division for National Brand Home

Appliances and Corporate Marketing Division for National Brand

Wellness Products/ Director, Corporate Marketing Division for National Brand Home Appliances

Yoshihisa Fukushima	Executive Officer In charge of Intellectual Property/ Director, Corporate Intellectual Property Division/ President, Intellectual Property Rights Operations Company

Masatsugu Kondo	Executive Officer President, Matsushita Battery Industrial Co., Ltd./ President, Rechargeable Battery Company, Matsushita Battery Industrial Co., Ltd.

Naoto Noguchi	Executive Officer Director, Corporate Environmental Affairs Division/ in charge of Corporate Quality Administration Division

Osamu Waki	Executive Officer President, Panasonic Mobile Communications Co., Ltd.

Toshiaki Kobayashi	Executive Officer President, Panasonic Electronic Devices Co., Ltd.

Joseph Taylor	Executive Officer COO, Panasonic Corporation of North America

Yoshiiku Miyata	Executive Officer Director, Corporate Management Division for Europe/ Chairman, Panasonic Europe Ltd.

Takashi Toyama	Executive Officer President, Panasonic System Solutions Company/ Director, Corporate Construction Business Promotion Division

Jun Ishii	Executive Officer Associate Director, Corporate Marketing Division for Consumer Products

Toshiro Kisaka	Executive Officer Director, Corporate Management Division for Asia and Oceania/ President, Panasonic Asia Pacific Pte. Ltd.

(Directors who concurrently serve as Executive Officers are not included in the above list.)

B.	Compensation

The aggregate amounts of remunerations, including equity compensation such as stock options, bonuses, and other financial benefits given in consideration of performance of duties (collectively, the “remunerations”), paid by the Company during fiscal 2007 to all seventeen Directors and all five Corporate Auditors for services in all capacities were 1,078 million yen and 110 million yen, respectively.

Under the Company Law, the maximum amounts of remunerations of directors and corporate auditors of Japanese joint stock corporations, except for a “joint stock corporation with specified committees,” must be approved at a general meeting of shareholders if the articles of incorporation of the company do not provide items about remunerations of directors and corporate auditors. Companies must also obtain the approval at a general meeting of shareholders to change such maximum amounts. Therefore, the remuneration of the directors and corporate auditors are subject to the approval of shareholders if the articles of incorporation of the company do not prescribe such items. The maximum total amounts of remunerations for Directors and Corporate Auditors of the Company is therefore determined by a resolution at a general meeting of shareholders, because the Articles of Incorporation of the Company do not provide such items, and thus remunerations of Directors and Corporate Auditors of the Company are under the oversight of shareholders. The remuneration amount for each Director is determined by the Company’s Representative Directors who are delegated to do so by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst Corporate Auditors.

Since the fiscal year ended March 31, 2004, the amounts of the remuneration and bonuses of Directors have reflected each individual’s performance based on CCM (Capital Cost Management) and cash flows. From the fiscal year ending March 31, 2008, in order to promote steady growth with profitability, the Company will adopt CCM and sales as indicators which represent profitability and growth, respectively. By implementing this new performance evaluation criteria based on shareholder interest, the Company intends to promote continuous growth and enhance profitability on a long-term basis for the Matsushita Group as a whole. In order to realize a remuneration system with a high level of transparency and acceptability, the Company terminated its retirement benefits for Directors and Corporate Auditors in June 2006. (For details of the Company’s stock option plans for Board members and select senior executives, see Section E of this Item 6.)

C.	Board Practices

For information on the Company’s Directors and Corporate Auditors, see Section A of this Item 6.

The Company has made available on the annual report delivered to ADR holders a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under the New York Stock Exchange (NYSE) listing standards. The general summary of the significant differences is also available for viewing in the electronic version of the annual report located at the Company’s web site below.

(http://ir-site.panasonic.com/annual/2007/pdf/matsushita_ar2007_e48.pdf)

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000).

D.	Employees

The following table lists the number of full-time employees of Matsushita as of March 31, 2007, 2006 and 2005:

	2007	2006	2005
Employees:
Domestic	145,418	144,871	150,642
Overseas	183,227	189,531	184,110

Total	328,645	334,402	334,752

Most regular Company employees in Japan, except management personnel, are members of unions that belong to the Matsushita Electric Workers Unions. As is customary in Japan, the Company negotiates annually with the unions and revises annual wage. The annual bonuses of unionized employees are determined in consideration of the Company’s performance of the previous year. The Company also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. In recent years, the Company has introduced in Japan new comprehensive employment and personnel systems to satisfy the diverse needs of employees.

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

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 27, 2007. The total is 17,960,305 shares constituting 0.83% of all issued and outstanding shares of the Company’s common stock, excluding its own stock.

Name	Position	Number of Matsushita Shares Owned as of June 27, 2007

Kunio Nakamura	Chairman of the Board of Directors	58,000
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,913,351
Fumio Ohtsubo	President and Director	33,000
Takami Sano	Executive Vice President and Director	34,923
Susumu Koike	Executive Vice President and Director	29,562
Shunzo Ushimaru	Executive Vice President and Director	31,578
Koshi Kitadai	Senior Managing Director	20,041
Toshihiro Sakamoto	Senior Managing Director	20,278
Yasuo Katsura	Managing Director	13,516
Takahiro Mori	Managing Director	13,060
Shinichi Fukushima	Managing Director	15,005
Junji Esaka	Managing Director	114,000
Hitoshi Otsuki	Managing Director	10,000
Ikusaburo Kashima	Managing Director	5,000
Ikuo Uno	Director	0
Yoshifumi Nishikawa	Director	0
Hidetsugu Otsuru	Director	25,000
Makoto Uenoyama	Director	6,000
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor	9,598,637
Yukio Furuta	Senior Corporate Auditor	10,000
Kenichi Hamada	Senior Corporate Auditor	6,354
Yasuo Yoshino	Corporate Auditor	3,000
Ikuo Hata	Corporate Auditor	0
Hiroyuki Takahashi	Corporate Auditor	0

Total		17,960,305

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

In June 2002, the Company obtained approval at the ordinary general meeting of shareholders regarding the issue of stock acquisition rights as stock options for Board members and select Executive Counselors, pursuant to Articles 280-20 and 280-21 of the former Commercial Code of Japan then in effect. Upon the shareholders’ approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 116 stock acquisition rights, each representing a stock option to purchase 1,000 shares of common stock of the Company, to the then twenty-seven Directors and eight Executive Counselors. The stock acquisition rights are exercisable during the period from July 1, 2004 through June 30, 2008. The amount to be paid by qualified persons upon exercise of each stock acquisition right is set at 1,734 yen per share of common stock, which was calculated by a formula approved by shareholders at the said ordinary general meeting of shareholders. As of July 31, 2007, out of the 116 stock acquisition rights, 15 are those which have not been exercised or waived.

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

(For more details, see Note 12 of the Notes to Consolidated Financial Statements.)

(2)	The full-time employees of the Company and its major subsidiaries in Japan are eligible to participate in the Matsushita Electric Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company provides the subsidy in proportion to the number of points that each employee selects to exchange within certain limitations under the “Cafeteria Plan,” the Company’s flexible benefit plan. Under the Cafeteria Plan, each employee is allotted a certain number of points based on prescribed standards, which he or she may exchange for various benefits, including the Company’s subsidy for contributions to the Association, subsidies for rental housing, subsidies for asset building savings, educational assistance, hotel accommodations, etc. As of March 31, 2007, the Association owned 33,827 thousand shares of the Company’s common stock constituting 1.57% of all issued and outstanding shares of the Company’s common stock, excluding its own stock.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, except as discussed below, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued.

As explained in Section B of Item 10, the Securities and Exchange Law of Japan and regulations thereunder (collectively, “SEL”) requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days (or in the case of certain financial institutions prescribed by SEL, within certain longer periods prescribed by SEL) a report concerning such shareholdings. The Company is aware of the March 7, 2007 filing by Dodge & Cox (an investment advisory company), stating that, as of the end of February 2007, Dodge & Cox and its affiliates owned, beneficially or of record, 7.52%, and the August 17, 2006 filing by Barclays Global Investors Japan Trust & Banking Co., Ltd. and its 9 relevant joint holders, stating that, as of the end of June 2005 these companies owned, beneficially or of record, 3.31% in total of the issued shares of the Company’s common stock as calculated pursuant to the Securities and Exchange Law of Japan.

The shareholders that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2007 were Moxley & Co., and The Master Trust Bank of Japan, Ltd. (trust account), which are securities processing services companies. The Company understands that these shareholders are not the beneficial owners of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership by these shareholders. The ten largest shareholders of record and their share holdings as of the end of the last fiscal year are as follows:

Name	Share ownership (in thousands of shares)	Percentage of total issued shares
Moxley & Co.	189,197	7.71%
The Master Trust Bank of Japan, Ltd. (trust account)	125,982	5.13
Japan Trustee Services Bank, Ltd. (trust account)	83,905	3.42
State Street Bank and Trust Co.	68,399	2.78
Nippon Life Insurance Co.	67,000	2.73
Sumitomo Mitsui Banking Corporation	57,725	2.35
Sumitomo Life Insurance Co.	35,382	1.44
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
Matsushita Electric Employee Shareholding Association	33,827	1.37
Japan Trustee Services Bank, Ltd. (trust account No. 4)	32,780	1.33

*	Holdings of less than 1,000 shares have been omitted.

(2)	As of March 31, 2007, approximately 16.80% of the Company’s common stock was owned by 143 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 7.71% of the total common stock.

(3)	Matsushita is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

B.	Related Party Transactions

Not applicable

C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

(1)	Consolidated Statements

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

Since its establishment, the Company has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. Along with the implementation of a mid-term growth strategy since fiscal 2005, the Company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, the Company, in principle, distributes profits to shareholders based on its consolidated business performance. As the result of growth strategies in GP3, the Company’s new mid-term management plan starting in fiscal 2008, Matsushita will aim for stable and continuous growth in dividends based on consolidated net income. The Company is also targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Specifically, for fiscal 2007, ended March 31, 2007, the Company paid total cash dividends per share of 30.00 yen, comprising an interim dividend of 15.00 yen per share and a year-end dividend of 15.00 yen per share. Regarding own share repurchases, the Company plans to use cash flows generated by the GP3 plan to flexibly repurchase its own shares in order to increase shareholder value per share and profitability on capital, while at the same time taking into consideration strategic investments and the Company’s financial condition.

(4)	Initiatives to Maximize Shareholder Value

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, this policy requires that (i) a Large-scale Purchaser provides sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration.

The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors in order to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, Matsushita’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Matsushita.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respecting the opinions of outside Directors and Corporate Auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time.

If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the Company will issue one stock acquisition right for every share held by shareholders on a specified record date. One share shall be issued on the exercise of each stock acquisition right.

If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser. The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules.

Matsushita does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations. The term of office of directors is one year, and they are elected at the annual general meeting of shareholders in June. All of the current Directors have stated agreement with the policy related to the ESV Plan before the annual general meeting of shareholders held on June 27, 2007 and were elected as directors at the meeting. Matsushita’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

On April 28, 2006 and April 27, 2007, the Board of Directors resolved to continue the ESV Plan.

For further details, please see the press release issued on April 27, 2007 at the Company’s Web site: http://panasonic.co.jp/corp/news/official.data/data.dir/en070427-9/en070427-9.html

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

The following table sets forth for the periods indicated the reported high and low closing prices of the Company’s Common Stock on the TSE, and the reported high and low closing composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
2003	1,780	1,011	14.47	8.53
2004	1,648	875	15.57	7.33
2005	1,685	1,385	16.05	12.72
2006	2,640	1,520	22.65	14.31
2007	2,870	2,080	22.78	18.96

2006
1st quarter	1,695	1,520	15.60	14.31
2nd quarter	1,942	1,681	17.72	15.12
3rd quarter	2,485	1,908	20.70	16.52
4th quarter	2,640	2,300	22.65	19.79

2007
1st quarter	2,870	2,155	22.78	18.96
2nd quarter	2,550	2,080	21.62	20.45
3rd quarter	2,670	2,150	20.17	19.10
4th quarter	2,495	2,250	21.28	19.14

2008
1st quarter	2,585	2,295	21.15	19.49

Most recent 6 months	High	Low	High	Low
February 2007	2,490	2,310	20.42	19.14
March 2007	2,495	2,250	21.28	19.14
April 2007	2,485	2,295	21.00	19.08
May 2007	2,575	2,365	21.22	19.93
June 2007	2,585	2,395	21.15	19.49
July 2007	2,470	2,135	20.17	18.02

*	The prices of ADSs are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points. The prices of ADSs, prior to the December 11, 2000 ADS ratio change, have been restated on the current basis that each ADS represents one share of Common Stock.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of this Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Directors

Each Director (other than an outside Director) has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Company Law, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. Under the Company Law, the maximum total amounts of remunerations must be approved at a general meeting of shareholders. The Company must also obtain the approval at a general meeting of shareholders to change such maximum amounts. Within such authorized amounts, the remuneration amount for each Director is determined by Representative Director who is delegated to do so by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

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

As of March 31, 2007, 2,453,053,497 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

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

The Company, for the fiscal year ended March 31, 2007, elected to become a company with respect to which consolidated balance sheets should be considered in the calculation of the Distribution Amount (renketsu haito kisei tekiyo kaisha) as described below. If a company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount , a company shall, in calculating the Distributable Amount, further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or, if so required by the Company Law, by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by the Company, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by the Company must be audited by the Corporate Auditors and the Accounting Auditor, as required by ordinances of the Ministry of Justice.

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

Acquisition by the company of its common stock

Under the Company Law and the Company’s Articles of Incorporation, the Company may acquire its own shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which the Company’s shares of Common Stock are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

A similar report must also be filed in respect to any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

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

All contracts concluded by the Company during the two years preceding the date of this annual report were entered into in the ordinary course of business.

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

In the absence of an applicable treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2009, and (ii) 15% for dividends due and payable on or after April 1, 2009. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and 10% under the income tax treaties with the U.K. and the United States).

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

I.	Subsidiary Information

Not applicable

J.	Expenses of the Issue

Not applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

Maturities, costs and fair values of available-for-sale securities were as follows at March 31, 2007 and 2006:

	Yen (millions)
	2007		2006
	Cost	Fair value	Cost	Fair value
Due within one year	93,089	93,179	56,769	56,753
Due after one year through five years	82,799	83,226	137,184	136,681
Due after five years through ten years	3,922	3,994	4,476	4,353
Equity securities	293,314	607,271	230,400	527,705

Total	473,124	787,670	428,829	725,492

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar and euro revenues, at March 31, 2007 and 2006. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2007		2006
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	409,216	(842)	404,383	121
To buy foreign currencies	323,478	(706)	258,335	2,522
Options purchased to sell foreign currencies	—	—	25,885	132
Cross currency swaps	14,388	(159)	4,130	(35)

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of electronic components and devices. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures, at March 31, 2007 and 2006.

	Yen (millions)
	2007		2006
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures:
To sell commodity	86,023	(11,243)	36,007	(7,401)
To buy commodity	210,890	33,996	93,061	43,674

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable-paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates at March 31, 2007 and 2006. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts.

Long-term debt, including current portion:

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2007)
		Total	2008	2009	2010	2011	2012	There- after	Fair value
Straight bonds	1.6%	100,000					100,000		101,345
Straight bonds issued by subsidiaries	1.3%	80,000	10,000	30,000	20,000			20,000	80,165
Unsecured yen loans from banks and insurance companies	1.2%	30,580	16,596	11,243	2,658	58	20	5	30,516
Secured yen loans from banks by subsidiaries	2.1%	4,681	22	561	221	274	236	3,367	4,681

Total		215,261	26,618	41,804	22,879	332	100,256	23,372	216,707

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2006)
		Total	2007	2008	2009	2010	2011	There- after	Fair value
Straight bonds	1.3%	200,014	100,014					100,000	200,661
Straight bonds issued by subsidiaries	1.3%	80,000	20,000	10,000	30,000			20,000	79,518
Unsecured yen loans from banks and insurance companies	0.4%	84,983	25,615	17,616	41,112	577	45	18	83,398
Secured yen loans mainly from Development Bank of Japan by subsidiaries	0.2%	3,495	828	535	495	448	423	766	3,343

Total		368,492	146,457	28,151	71,607	1,025	468	120,784	366,920

Interest rate swaps:

		Yen (millions)
		Notional amount and maturity date (as of March 31, 2007)
Average receive rate	Average pay rate	2008	2009	2010	2011	2012	There- after	Fair value
3.82%	3.93%	6,136

Average receive rate		Notional amount and maturity date (as of March 31, 2006)
	Average pay rate	2007	2008	2009	2010	2011	There- after	Fair value
0.87%	JPY6M LIBOR + 0.40%	15,000						14

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2007. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the Company’s disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management, with the participation of the Company’s principal executive and principal financial officers, evaluated the effectiveness of its internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2007. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by KPMG AZSA & Co., an independent registered public accounting firm, as stated in their report which is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Matsushita’s Board of Corporate Auditors has determined that Kenichi Hamada, a Senior Corporate Auditor of Matsushita, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. Mr. Hamada meets the independence requirements imposed on corporate auditors under the Company Law of Japan.

Item 16B.	Code of Ethics

Matsushita has adopted a Code of Ethics applicable to the Chief Executive Officer, the Chief Financial Officer and other Executive Officers. The Code of Ethics is attached as an exhibit to the annual report for the fiscal year ended March 31, 2004 on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Fees and services by the Company’s principal accountant

The following table shows the aggregate fees accrued or paid to KPMG AZSA & Co. and its member firms (KPMG), the Company’s principal accountant for the years ended March 31, 2007 and 2006:

	Yen (millions)
	2007	2006
Audit fees	2,910	1,908
Audit-related fees	582	466
Tax fees	278	472
All other fees	148	13

Total	3,918	2,859

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

The following table sets forth, for each of the months indicated, the total number of shares purchased by or on behalf of the Company or any affiliated purchaser, the average price paid per share, the number of shares purchased as part of the repurchase plan announced on April 28, 2006 and February 1, 2007 as described above and the maximum number of shares or approximate Japanese Yen value that may yet be purchased under the plans or programs.

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share* (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan (Shares)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plan (Shares)
April 1 - 30, 2006	152,518	2,747		50,000,000
May 1 - 31, 2006	3,725,089	2,744	3,641,000	46,359,000
June 1 - 30, 2006	12,467,583	2,414	12,424,000	33,935,000
July 1 - 31, 2006	118,986	2,291
August 1 - 31, 2006	143,094	2,411
September 1 - 30, 2006	123,927	2,467
October 1 - 31, 2006	7,936,531	2,571	7,777,000	26,158,000
November 1 - 30, 2006	8,619,181	2,344	8,533,000	17,625,000
December 1 - 31, 2006	4,559,707	2,273	4,403,000	13,222,000
January 1 - 31, 2007	4,341,439	2,371	4,218,000	9,004,000
February 1 - 28, 2007	8,501,169	2,383	8,394,000	16,606,000
March 1 - 31, 2007	12,784,239	2,363	12,698,000	3,908,000

Total	63,473,463	2,448	62,088,000

*	The amounts less than yen are rounded to the nearest whole of a yen.

On April 28, 2006, the Company announced that the Board of Directors resolved to repurchase its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the former Japanese Commercial Code which shall continuously be applicable to the Company, despite the re-enactment of such Commercial Code to the Company Law of Japan with effect from May 1, 2006, pursuant to Article 81 of the “Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law” as follows:

Class of shares	: Common stock
Aggregate number of shares to be repurchased	: Up to 50 million shares
Aggregate amount to be repurchased	: Up to 100 billion yen
Period of repurchase	: Between May 1, 2006 and late March 2007

Since the above-mentioned number of shares was executed, on February 1, 2007, the Company announced that the Board of Directors resolved to repurchase its own shares from the market, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan as follows:

Class of shares	: Common stock
Aggregate number of shares to be repurchased	: Up to 25 million shares
Aggregate amount to be repurchased	: Up to 50 billion yen
Period of repurchase	: Between February 2, 2007 and March 30, 2007

Under the Company Law of Japan, a holder of shares consisting less than a full unit may require the Company to purchase such shares at their market value (see “Common Stock - Unit share system” in Section B of Item 10). During the year ended March 31, 2007, the Company purchased 1,297,266 shares for a total purchase price of 3,188,825,867 yen upon such requests from holders of shares consisting less than one full unit.

The Directors, Corporate Auditors, Executive Officers and Executive Counselors in Japan are eligible to participate in the Matsushita Electric Directors and Executive Officers Shareholding Association, which is an affiliated purchaser, and the Association purchases shares of the Company’s common stock on their behalf. During the year ended March 31, 2007, the Association purchased 88,197 shares for a total purchase price of 212,683,445 yen.

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

Schedule for the years ended March 31, 2007, 2006 and 2005:

Schedule II Valuation and Qualifying Accounts and Reserves for the years ended March 31, 2007, 2006 and 2005	160

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Matsushita Electric Industrial Co., Ltd. and subsidiaries’ internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria), and our report dated June 27, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG AZSA & Co.

Osaka, Japan

June 27, 2007 except for Note 21, which is as of August 30, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Matsushita Electric Industrial Co., Ltd.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Matsushita Electric Industrial Co., Ltd. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Matsushita Electric Industrial Co., Ltd. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Matsushita Electric Industrial Co., Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and cash flows for each of the years in the three-year period ended March 31, 2007, and our report dated June 27, 2007 except for Note 21, which is as of August 30, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan

June 27, 2007

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2007 and 2006

	Yen (millions)
Assets	2007	2006
Current assets:
Cash and cash equivalents (Note 9)	1,236,639	1,667,396
Time deposits (Note 9)	225,458	11,001
Short-term investments (Notes 5 and 18)	93,179	56,753
Trade receivables (Note 16):
Related companies (Note 4)	29,114	22,101
Notes	68,472	66,502
Accounts	1,072,485	1,095,612
Allowance for doubtful receivables	(29,061)	(37,400)

Net trade receivables	1,141,010	1,146,815

Inventories (Note 3)	949,399	915,262
Other current assets (Notes 7, 11 and 18)	553,164	609,326

Total current assets	4,198,849	4,406,553

Investments and advances (Notes 5, 10 and 18):
Associated companies (Note 4)	143,201	133,608
Other investments and advances	1,062,881	966,427

Total investments and advances	1,206,082	1,100,035

Property, plant and equipment (Notes 6, 7 and 9):
Land	371,154	374,989
Buildings	1,633,747	1,667,764
Machinery and equipment	3,126,397	3,142,607
Construction in progress	105,487	71,037

	5,236,785	5,256,397
Less accumulated depreciation	3,594,492	3,624,058

Net property, plant and equipment	1,642,293	1,632,339

Other assets:
Goodwill (Notes 2 and 8)	379,324	413,137
Intangible assets (Notes 2 and 8)	115,631	104,158
Other assets (Notes 10 and 11)	354,779	308,418

Total other assets	894,734	825,713

	7,896,958	7,964,640

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2007 and 2006

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	2007	2006
Current liabilities:
Short-term borrowings, including current portion of long-term debt (Notes 6, 9 and 18)	223,190	339,845
Trade payables:
Related companies (Note 4)	86,799	76,485
Notes	51,588	66,315
Accounts	796,590	838,479

Total trade payables	934,977	981,279

Accrued income taxes (Note 11)	61,524	51,128
Accrued payroll	139,719	142,594
Other accrued expenses (Note 19)	863,428	842,467
Deposits and advances from customers	83,676	90,600
Employees’ deposits	406	14,065
Other current liabilities (Notes 10, 11 and 18)	434,947	423,090

Total current liabilities	2,741,867	2,885,068

Noncurrent liabilities:
Long-term debt (Notes 6, 9 and 18)	226,780	264,070
Retirement and severance benefits (Note 10)	280,958	414,266
Other liabilities (Note 11)	179,458	112,024

Total noncurrent liabilities	687,196	790,360

Minority interests	551,154	501,591

Stockholders’ equity:
Common stock (Note 12):
Authorized -4,950,000,000 shares Issued -2,453,053,497 shares (2,453,053,497 shares in 2006)	258,740	258,740
Capital surplus (Note 12)	1,220,967	1,234,289
Legal reserve (Note 12)	88,588	87,526
Retained earnings (Note 12)	2,737,024	2,575,890
Accumulated other comprehensive income (loss) (Notes 5, 10, 13 and 17):
Cumulative translation adjustments	(99,538)	(162,331)
Unrealized holding gains of available-for-sale securities	160,831	145,306
Unrealized gains of derivative instruments	862	1,326
Minimum pension liability adjustments	—	(10,420)

Pension liability adjustments	44,942	—

Total accumulated other comprehensive income (loss)	107,097	(26,119)

Treasury stock, at cost (Note 12):
306,769,039 shares (243,521,506 shares in 2006)	(495,675)	(342,705)

Total stockholders’ equity	3,916,741	3,787,621

Commitments and contingent liabilities (Note 19)

	7,896,958	7,964,640

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2007	2006	2005
Revenues, costs and expenses:
Net sales:
Related companies (Note 4)	250,863	204,740	192,489
Other	8,857,307	8,689,589	8,521,147

Total net sales	9,108,170	8,894,329	8,713,636
Cost of sales (Notes 4 and 16)	(6,394,418)	(6,155,297)	(6,176,046)
Selling, general and administrative expenses (Note 16)	(2,254,211)	(2,324,759)	(2,229,096)

Interest income	30,553	28,216	19,490
Dividends received	7,597	6,567	5,383
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance (Note 10)	—	—	31,509
Other income (Notes 5, 6, 16 and 17)	114,545	147,399	82,819
Interest expense	(20,906)	(21,686)	(22,827)
Goodwill impairment (Note 8)	(30,496)	(50,050)	(3,559)
Other deductions (Notes 4, 5, 7, 8, 15, 16 and 17)	(121,690)	(153,407)	(174,396)

Income before income taxes	439,144	371,312	246,913

Provision for income taxes (Note 11):
Current	119,465	96,341	96,529
Deferred	72,398	70,748	56,805

	191,863	167,089	153,334

Income before minority interests and equity in earnings (losses) of associated companies	247,281	204,223	93,579

Minority interests	31,131	(987)	27,719

Equity in earnings (losses) of associated companies (Note 4)	1,035	(50,800)	(7,379)

Net income	217,185	154,410	58,481

	Yen
Net income per share of common stock (Note 14):
Basic	99.50	69.48	25.49
Diluted	99.50	69.48	25.49

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2007	2006	2005
Common stock (Note 12):
Balance at beginning of year	258,740	258,740	258,740

Balance at end of year	258,740	258,740	258,740

Capital surplus (Note 12):
Balance at beginning of year	1,234,289	1,230,701	1,230,476
Transfer from legal reserve and retained earnings due to merger of a subsidiary	—	798	—
Sale of treasury stock	96	62	225
Increase in capital surplus and transfer to minority interests arising on conversion of bonds by a subsidiary	—	2,728	—
Other	(13,418)	—	—

Balance at end of year	1,220,967	1,234,289	1,230,701

Legal reserve (Note 12):
Balance at beginning of year	87,526	87,838	83,175
Transfer from retained earnings	1,062	438	4,663
Transfer to capital surplus due to merger of a subsidiary	—	(750)	—

Balance at end of year	88,588	87,526	87,838

Retained earnings (Note 12):
Balance at beginning of year	2,575,890	2,461,071	2,442,504
Net income	217,185	154,410	58,481
Cash dividends	(54,989)	(39,105)	(35,251)
Transfer to legal reserve	(1,062)	(438)	(4,663)
Transfer to capital surplus due to merger of a subsidiary	—	(48)	—

Balance at end of year	2,737,024	2,575,890	2,461,071

Accumulated other comprehensive income (loss) (Note 13):
Balance at beginning of year	(26,119)	(238,377)	(399,502)
Other comprehensive income, net of tax	72,085	212,258	161,125
Adjustment to initially apply SFAS No.158, net of tax (Note 11)	61,131	—	—

Balance at end of year	107,097	(26,119)	(238,377)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2007	2006	2005
Treasury stock (Note 12):
Balance at beginning of year	(342,705)	(255,721)	(163,817)
Treasury stock acquired due to acquisition of additional shares of newly consolidated subsidiaries (Note 2)	—	—	(124)
Repurchase of common stock	(153,179)	(87,150)	(92,879)
Sale of treasury stock	209	166	1,099

Balance at end of year	(495,675)	(342,705)	(255,721)

Disclosure of comprehensive income (loss) (Note 13):
Net income	217,185	154,410	58,481
Other comprehensive income (loss), net of tax:
Translation adjustments	62,793	83,311	36,645
Unrealized holding gains (losses) of available-for-sale securities	15,525	72,698	(15,496)
Unrealized gains (losses) of derivative instruments	(464)	(5,077)	(273)
Minimum pension liability adjustments	(5,769)	61,326	140,249

Total comprehensive income	289,270	366,668	219,606

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2007	2006	2005
Cash flows from operating activities (Note 16):
Net income	217,185	154,410	58,481
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	317,685	309,399	325,465
Net gain on sale of investments	(40,154)	(47,449)	(31,399)
Provision for doubtful receivables	3,203	8,409	4,963
Deferred income taxes	72,398	70,748	56,805
Write-down of investment securities (Notes 4 and 5)	3,148	35,292	16,186
Impairment loss on long-lived assets (Notes 7 and 8)	49,175	66,378	33,078
Minority interests	31,131	(987)	27,719
(Increase) decrease in trade receivables	50,012	(31,042)	61,207
(Increase) decrease in inventories	474	36,498	84,405
(Increase) decrease in other current assets	64,074	(57,990)	14,649
Increase (decrease) in trade payables	(61,630)	112,340	(74,276)
Increase (decrease) in accrued income taxes	9,773	3,872	(3,422)
Increase (decrease) in accrued expenses and other current liabilities	(39,774)	37,108	(10,736)
Increase (decrease) in retirement and severance benefits	(108,559)	(73,180)	(99,499)
Increase (decrease) in deposits and advances from customers	(12,223)	(13,304)	(13,873)
Other	(23,361)	(35,084)	14,809

Net cash provided by operating activities	532,557	575,418	464,562

Cash flows from investing activities (Note 16):
Proceeds from sale of short-term investments	31,014	41,867	6,117
Purchase of short-term investments	(4,509)	(54,967)	(9,001)
Proceeds from disposition of investments and advances	142,074	849,409	101,374
Increase in investments and advances	(290,046)	(385,865)	(133,636)
Capital expenditures	(411,309)	(356,751)	(352,203)
Proceeds from disposals of property, plant and equipment	182,892	168,631	78,131
(Increase) decrease in finance receivables	—	—	26,823
(Increase) decrease in time deposits	(223,801)	141,289	27,748
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	—	—	82,208
Proceeds from sale of shares of subsidiaries and dividends received	40,548	63,083	—
Other	(34,671)	(59,605)	(5,857)

Net cash provided by (used in) investing activities	(567,808)	407,091	(178,296)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2007	2006	2005
Cash flows from financing activities (Note 16):
Increase (decrease) in short-term borrowings	(5,826)	15,037	(8,009)
Increase (decrease) in employees’ deposits	(13,951)	(104,835)	(125,261)
Proceeds from long-term debt	33,636	30,653	119,422
Repayments of long-term debt	(217,414)	(328,243)	(251,554)
Dividends paid	(54,989)	(39,105)	(35,251)
Dividends paid to minority interests	(16,285)	(16,281)	(14,765)
Repurchase of common stock (Note 12)	(153,179)	(87,150)	(92,879)
Sale of treasury stock (Note 12)	305	228	1,324
Other	—	5,128	1,395

Net cash used in financing activities	(427,703)	(524,568)	(405,578)

Effect of exchange rate changes on cash and cash equivalents	32,197	39,699	14,054

Net increase (decrease) in cash and cash equivalents	(430,757)	497,640	(105,258)

Cash and cash equivalents at beginning of year	1,667,396	1,169,756	1,275,014

Cash and cash equivalents at end of year	1,236,639	1,667,396	1,169,756

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2007, 2006 and 2005

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

Sales by product category in fiscal 2007 were as follows: AVC Networks—41%, Home Appliances—14%, Components and Devices—12%, MEW and PanaHome*—19%, JVC—7%, and Other—7%. A sales breakdown in fiscal 2007 by geographical market was as follows: Japan—51%, North and South America—15%, Europe—13%, and Asia and Others—21%.

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

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, “Revenue Arrangements with Multiple Deliverables.”

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

The Company accounts for leases in accordance with Statement of Financial Accounting Standards (SFAS) No.13, “Accounting for Leases.” Leases of the assets under certain conditions are recorded as capital leases in property, plant and equipment in the consolidated balance sheets.

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

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

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

The Company accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The Company recognizes derivatives in the consolidated balance sheets at their fair value in “Other current assets,” “Other assets,” “Other current liabilities” or “Other liabilities.” On the date the derivative contract is entered into, the Company ordinarily designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R) addresses accounting and disclosure requirements with measurement of the cost of employee service using a fair-value-based method of accounting for stock-based employee compensation plans.

The Company had continuously applied the intrinsic-based-method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for this stock option plans until fiscal 2006. The Company accounted for the disclosure in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123,” until fiscal 2006. The Company adopted SFAS No. 123R for the year ended March 31, 2007.

The effect of adopting SFAS No. 123R using the modified prospective method for the years ended March 31, 2007 was not material.

(t)	Segment Information (See Note 20)

The Company accounts for segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(v)	New Accounting Pronouncements

In June 2006, FASB issued FASB interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company as of April 1, 2007. The application of FIN 48 is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans require the fair value of plan assets and benefit obligations to be measured as of the date of the fiscal year-end consolidated balance sheet and will be effective for the Company as of April 1, 2008. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans on the Company’s consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Company as of April 1, 2008. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 157.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of SFAS No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 will be effective for the Company as of April 1, 2008. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 159.

In September 2006, Securities and Exchange Commission (SEC) staff published Staff Accounting Bulletin No. 108 (SAB No. 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires quantification of the effects of financial statement errors on each of the balance sheets and statements of income and the related financial statement disclosures. On March 31, 2007, the Company applied SAB No. 108. The adoption of SAB No. 108 did not have a material effect on the Company’s consolidated financial statements.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The total amount of goodwill is included in “MEW and PanaHome” segment, and is not deductible for tax purposes.

(3)	Inventories

Inventories at March 31, 2007 and 2006 are summarized as follows:

	Yen (millions)
	2007	2006
Finished goods	576,401	534,766
Work in process	126,134	126,152
Raw materials	246,864	254,344

	949,399	915,262

(4)	Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2007 and 2006, and for the three years ended March 31, 2007 is shown below. The most significant of these associated companies are Toshiba Matsushita Display Technology Co., Ltd. (TMD) and Sumishin Matsushita Financial Services Co., Ltd. (SMFC). At March 31, 2007, the Company has a 40% equity ownership in TMD and a 34% equity ownership in SMFC.

The Company formerly accounted for the investment in MT Picture Display Co., Ltd. (MTPD) and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with FIN 46R, as a result of certain restructuring activities of MTPD. At March 30, 2007, the Company acquired 35.5% equity of MTPD from Toshiba Corporation and as a result, has a 100% equity in MTPD. MTPD is engaged in manufacturing and distributing cathode ray tubes. The impact of consolidating MTPD is not material to the Company’s consolidated financial statements. Financial information associated with MTPD through February 28, 2006 is included in the aggregate information below, however, financial information as of and for the one month ended March 31, 2006, and as of and for the year ended March 31, 2007 is not included.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Financial information associated with SMFC for fiscal 2005 is not included below, as it was a subsidiary through fiscal 2005.

	Yen (millions)
	2007	2006
Current assets	918,573	842,766
Other assets	632,511	578,082

	1,551,084	1,420,848
Current liabilities	765,051	633,909
Other liabilities	345,855	397,313

Net assets	440,178	389,626

Company’s equity in net assets	165,778	153,590

	Yen (millions)
	2007	2006	2005
Net sales	1,352,107	1,227,057	1,187,975
Gross profit	216,002	195,141	176,765
Net loss	(7,595)	(70,381)	(11,178)

Purchases and dividends received from associated companies for the three years ended March 31, 2007 are as follows:

	Yen (millions)
	2007	2006	2005
Purchases from	301,859	261,458	260,745
Dividends received	3,365	1,496	1,480

Retained earnings include undistributed earnings of associated companies in the amount of 30,557 million yen and 28,299 million yen, as of March 31, 2007 and 2006, respectively.

During the years ended March 31, 2006 and 2005, the Company incurred a write-down of 30,681 million yen and 2,833 million yen, respectively, for other-than-temporary impairment of investments and advances in associated companies. The write-down is included in other deductions in the consolidated statements of income.

Investments in associated companies include equity securities which have quoted market values at March 31, 2007 and 2006 compared with related carrying amounts as follows:

	Yen (millions)
	2007	2006
Carrying amount	3,311	3,054
Market value	6,129	5,088

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Investments in Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains and gross unrealized holding losses of available-for-sale securities included in short-term investments, and investments and advances at March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Japanese and foreign government bonds	64,836	64,882	46	—
Convertible and straight bonds	18,004	18,048	44	—
Other debt securities	10,249	10,249	—	—

	93,089	93,179	90	—

Noncurrent:
Equity securities	293,314	607,271	314,488	531
Japanese and foreign government bonds	64,614	64,904	296	6
Convertible and straight bonds	15,392	15,464	85	13
Other debt securities	6,715	6,852	137	—

	380,035	694,491	315,006	550

	Yen (millions)
	2006
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Japanese and foreign government bonds	30,028	30,012	3	19
Convertible and straight bonds	1,500	1,500	—	—
Other debt securities	25,241	25,241	—	—

	56,769	56,753	3	19

Noncurrent:
Equity securities	230,400	527,705	297,371	66
Japanese and foreign government bonds	90,214	89,678	—	536
Convertible and straight bonds	32,866	32,702	13	177
Other debt securities	18,580	18,654	104	30

	372,060	668,739	297,488	809

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Maturities of investments in available-for-sale securities at March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007		2006
	Cost	Fair value	Cost	Fair value
Due within one year	93,089	93,179	56,769	56,753
Due after one year through five years	82,799	83,226	137,184	136,681
Due after five years through ten years	3,922	3,994	4,476	4,353
Equity securities	293,314	607,271	230,400	527,705

	473,124	787,670	428,829	725,492

Proceeds from sale of available-for-sale securities for the years ended March 31, 2007, 2006 and 2005 were 84,806 million yen, 135,907 million yen and 74,719 million yen, respectively. The gross realized gains for the years ended March 31, 2007, 2006 and 2005 were 12,452 million yen, 63,757 million yen and 31,655 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2007, 2006 and 2005 were 313 million yen, 199 million yen and 256 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2007, 2006 and 2005, the Company incurred a write-down of 939 million yen, 458 million yen and 2,661 million yen, respectively, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated market condition of certain industries in Japan. The write-down is included in other deductions in the consolidated statements of income.

Gross unrealized holding losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007 and 2006, are as follows:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2007
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	9,229	531	—	—	9,229	531
Japanese and foreign government bonds	19,977	6	—	—	19,977	6
Convertible and straight bonds	1,839	13	—	—	1,839	13

	31,045	550	—	—	31,045	550

	2006
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	1,474	66	—	—	1,474	66
Japanese and foreign government bonds	114,558	555	—	—	114,558	555
Convertible and straight bonds	30,623	177	—	—	30,623	177
Other debt securities	1,822	30	—	—	1,822	30

	148,477	828	—	—	148,477	828

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company has not held unrealized losses for twelve months or more at March 31, 2007 and 2006.

The aggregate cost of the Company’s cost method investments totaled 31,465 million yen and 35,211 million yen at March 31, 2007 and 2006. The Company recognized the gross realized losses of 31,264 million yen associated with the sale of a certain investment for the year ended March 31, 2006. For investments with an aggregate cost of 29,639 million yen and 32,621 million yen at March 31, 2007 and 2006, respectively, the Company estimated that the fair value exceeded the cost of investments (that is, the investments were not impaired). For the years ended March 31, 2007, 2006 and 2005, the remaining investments were considered other-than-temporarily impaired, resulting in a write-down of 2,209 million yen, 4,153 million yen and 10,692 million yen respectively.

(6)	Leases

The Company has capital and operating leases for certain machinery and equipment with SMFC and other third parties. At March 31, 2007 and 2006, the gross book value of machinery and equipment under capital leases was 151,920 million yen and 168,374 million yen, and the related accumulated depreciation recorded was 93,488 million yen and 101,025 million yen, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the years ended March 31, 2007, 2006 and 2005, the Company sold and leased back certain machinery and equipment for 73,578 million yen, 115,326 million yen and 49,574 million yen, respectively. The base lease term is 2 to 5 years. The resulting leases are being accounted for as operating leases. The resulting gains of these transactions, included in other income in the consolidated statements of income, were not significant. The Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 47,094 million yen, 41,302 million yen and 34,800 million yen for the years ended March 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2007 are as follows:

	Yen (millions)
Year ending March 31	Capital leases	Operating leases
2008	28,635	66,262
2009	19,042	41,288
2010	11,756	34,040
2011	5,365	41,811
2012	1,959	18,895
Thereafter	1,261	1,850

Total minimum lease payments	68,018	204,146

Less amount representing interest	2,416

Present value of net minimum lease payments	65,602
Less current portion	27,474

Long-term capital lease obligations	38,128

(7)	Long-Lived Assets

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

The Company recognized impairment losses in the aggregate of 18,324 million yen of property, plant and equipment during fiscal 2007.

The Company closed a domestic factory that manufactured air conditioner devices and recorded an impairment loss related to buildings, and machinery and equipment, as the Company estimated that the carrying amounts would not be recovered by the discounted estimated future cash flows expected to result from their eventual disposition.

The Company also recorded impairment losses related to buildings, and machinery and equipment used in building equipment, and electronic and plastic materials of some domestic and overseas subsidiaries. The profitability of each subsidiary was expected to be low in the future and the Company estimated the carrying amounts would not be recovered by the future cash flows.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Impairment losses of 1,416 million yen, 3,901 million yen, 10,163 million yen, 1,571 million yen and 1,273 million yen were related to “Home Appliances, ” “Components and Devices, ” “MEW and PanaHome, ” “Other” and the remaining segments, respectively.

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

Due to severe competition primarily in the domestic audio and visual industry, the Company was in the process of realigning various branches of a certain domestic sales subsidiary. Consequently the Company decided to sell the land and buildings of the subsidiary near the end of fiscal 2005. As a result, the Company recognized an impairment loss. The fair value of the land and buildings was determined by using a purchase price offered by a third party.

The Company also recorded an impairment loss related to the write-down of land and buildings used in connection with the manufacture of certain information and communications equipment at a domestic subsidiary. As a result of plans to reduce production of these products, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value of land was determined by specific appraisal. The fair value of buildings was determined based on the discounted estimated future cash flows expected to result from the use of the buildings and their eventual disposition.

Impairment losses of 13,393 million yen, 8,555 million yen and 6,317 million yen were related to “AVC Networks,” “Home Appliances” and the remaining segments, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2007 and 2006 are as follows:

	Yen (millions)
	AVC Networks	Home Appliances	Components and Devices	MEW and PanaHome	JVC	Other	Total
Balance at March 31, 2005	312,025	22,488	70,907	43,113	3,197	10,182	461,912
Goodwill acquired during the year	—	47	216	402	—	714	1,379
Goodwill written off related to disposals during the year	(104)	—	—	—	—	—	(104)
Goodwill impaired during the year	(50,050)	—	—	—	—	—	(50,050)

Balance at March 31, 2006	261,871	22,535	71,123	43,515	3,197	10,896	413,137
Goodwill acquired during the year	40	—	116	2,443	—	4,202	6,801
Goodwill written off related to disposals during the year	(8)	(8)	—	—	—	(2,137)	(2,153)
Goodwill impaired during the year	(27,299)	—	—	—	(3,197)	—	(30,496)
Other	289	(8,254)	—	—	—	—	(7,965)

Balance at March 31, 2007	234,893	14,273	71,239	45,958	—	12,961	379,324

The Company recognized an impairment loss of 27,299 million yen during fiscal 2007 related to goodwill of a mobile communication subsidiary. This impairment is due to a decrease in the estimated fair value of the reporting unit caused by decreased profit expectation and the intensification of competition in a domestic market which was unforeseeable in the prior year.

The Company recognized an impairment loss of 3,197 million yen during fiscal 2007 related to goodwill of JVC due primarily to profit performance in JVC’s consumer electronics business being lower than the Company’s expectation.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Acquired intangible assets, excluding goodwill, at March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007		2006
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Average amortization period
Amortizing intangible assets:
Patents	53,339	33,447	39,245	30,620	8 years
Software	221,023	148,537	187,336	117,821	4 years
Other	37,705	15,394	37,516	12,806	39 years

	312,067	197,378	264,097	161,247

	Yen (millions)
	2007	2006
Non-amortizing intangible assets	942	1,308

Aggregate amortization expense for amortizing intangible assets for the years ended March 31, 2007, 2006 and 2005 was 37,337 million yen, 33,918 million yen and 37,569 million yen, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Yen (millions)
2008	32,711
2009	23,724
2010	14,172
2011	9,125
2012	6,003

The Company recorded an impairment loss of 116 million yen and 349 million yen of amortizing intangible assets in fiscal 2007 and 2005, respectively. The Company estimated the carrying amount would not be recovered by the future cash flows, due to severe competition in the domestic market. The Company also recognized an impairment loss of 239 million yen, 98 million yen and 905 million yen of non-amortizing intangible assets, in connection with the decline of their market value during fiscal 2007, 2006 and 2005, respectively. The impairment loss is included in other deductions in the consolidated statements of income.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2007 and 2006 is set forth below:

	Yen (millions)
	2007	2006
Straight bonds, due 2007, interest 0.87%	—	100,014
Straight bonds, due 2011, interest 1.64%	100,000	100,000
Straight bonds issued by subsidiaries, due 2006 - 2013, interest 0.6% - 2.0%	80,000	80,000
Unsecured yen loans from banks and insurance companies, due 2006 - 2013, effective interest 1.2% in 2007 and 0.4% in 2006	30,580	84,983
Secured yen loans from banks and Development Bank of Japan by subsidiaries, due 2006 - 2027, effective interest 2.16% in 2007 and 0.24% in 2006	4,681	3,495
Capital lease obligations	65,602	70,631

	280,863	439,123
Less current portion	54,083	175,053

	226,780	264,070

The aggregate annual maturities of long-term debt after March 31, 2007 are as follows:

Year ending March 31	Yen (millions)
2008	54,083
2009	60,226
2010	34,279
2011	5,537
2012	102,155

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

Each of the loan agreements grants the lender the right to request additional security or mortgages on certain assets. At March 31, 2007, investments and advances, and property, plant and equipment with a book value of 6,061 million yen was pledged as collateral by subsidiaries for secured yen loans from banks. At March 31, 2006, property, plant and equipment with a book value of 6,645 million yen was pledged as collateral by subsidiaries for secured yen loans mainly from Development Bank of Japan. At March 31, 2007 and 2006, short-term loans subject to such general agreements amounted to 39,876 million yen and 33,951 million yen, respectively. The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2007 and 2006 was 5.1% and 4.4%, respectively.

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

The contributory, funded benefit pension plans included those under Employees Pension Funds (EPF) as is stipulated by the Welfare Pension Insurance Law (the Law). The pension plans under the EPF were composed of the substitutional portion of Japanese Welfare Pension Insurance that the Company and certain of its subsidiaries operated on behalf of the Japanese Government, and the corporate portion which was the contributory defined benefit pension plan covering substantially all of their employees and provided benefits in addition to the substitutional portion.

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

In fiscal 2005, certain other subsidiary of the Company transferred the substitutional portion of Japanese Welfare Pension Insurance to the Government. The Company recognized a gain of 31,509 million yen in accordance with EITF 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This consists of 165,266 million yen of a subsidy from the Government, 22,660 million yen of derecognition of previously accrued salary progression and 156,417 million yen of recognition of related unrecognized actuarial loss.

The Company uses a December 31 measurement date for the majority of its benefit plans.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the March 31, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized prior service benefit and unrecognized actuarial loss, both of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and that are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the accompanying consolidated balance sheet at March 31, 2007 are presented in the following table. The adoption of SFAS No. 158 had no effect on the consolidated statement of income for the years ended March 31, 2007, or for any prior period presented, and it will not affect the Company’s operating results in future periods.

	Yen (millions)
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Investments and advances	1,206,704	(622)	1,206,082
Other assets	325,895	28,884	354,779
Total other assets	820,850	28,884	849,734
Other current liabilities	(426,298)	(8,649)	(434,947)
Total current liabilities	(2,733,218)	(8,649)	(2,741,867)
Retirement and severance benefits	(324,124)	43,166	(280,958)
Total noncurrent liabilities	(730,362)	43,166	(687,196)
Minority interests	(549,506)	(1,648)	(551,154)
Minimum pension liability adjustments	16,189	(16,189)	—
Pension liability adjustments	—	(44,942)	(44,942)
Total accumulated other comprehensive income (loss)	(45,966)	(61,131)	(107,097)
Total stockholders’ equity	(3,855,610)	(61,131)	(3,916,741)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007	2006
Change in benefit obligations:
Benefit obligations at beginning of year	1,930,073	1,885,228
Service cost	59,415	63,787
Interest cost	52,659	51,131
Prior service benefit	(3,269)	(5,850)
Actuarial loss	9,013	38,388
Benefits paid	(96,278)	(93,642)
Sale of majority shares of Matsushita Leasing & Credit Co., Ltd.	—	(12,867)
Foreign currency exchange impact	3,394	3,898

Benefit obligations at end of year	1,955,007	1,930,073

Change in plan assets:
Fair value of plan assets at beginning of year	1,612,410	1,294,306
Actual return on plan assets	119,382	242,056
Employer contributions	155,986	159,885
Benefits paid	(76,744)	(79,374)
Sale of majority shares of Matsushita Leasing & Credit Co., Ltd.	—	(6,772)
Foreign currency exchange impact	2,582	2,309

Fair value of plan assets at end of year	1,813,616	1,612,410

Funded status	(141,391)	(317,663)

The accumulated benefit obligation for the pension plans was 1,945,020 million yen and 1,905,395 million yen at March 31, 2007 and 2006, respectively.

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007	2006
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	823,421	972,446
Fair value of plan assets	533,814	598,355
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	817,849	842,315
Fair value of plan assets	533,814	485,099

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Accounts recognized in the consolidated balance sheet at March 31, 2007 consist of:

Yen (millions)
Other assets	148,216
Other current liabilities	(8,649)
Retirement and severance benefits	(280,958)

(141,391)

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2007 consist of:

Yen (millions)
Prior service cost	(295,419)
Actuarial loss	206,106

(89,313)

The funded status at March 31, 2006, reconciled to the net amount recognized in the consolidated balance sheet at that date, is summarized as follows:

Yen (millions)
Funded status	(317,663)
Unrecognized prior service benefit	(317,103)
Unrecognized actuarial loss	285,548

Net amount recognized	(349,218)

Amounts recognized in the consolidated balance sheet at March 31, 2006 consist of:

Yen (millions)
Retirement and severance benefits	(414,266)
Other assets	49,103
Accumulated other comprehensive income, gross of tax	15,945

Net amount recognized	(349,218)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2007 consisted of the following components:

	Yen (millions)
	2007	2006	2005
Service cost – benefits earned during the year	59,415	63,787	71,081
Interest cost on projected benefit obligation	52,659	51,131	54,417
Expected return on plan assets	(50,069)	(37,088)	(35,101)
Amortization of prior service benefit	(25,201)	(26,376)	(23,533)
Recognized actuarial loss	18,407	43,145	48,641

Net periodic benefit cost	55,211	94,599	115,505

The estimated prior service cost and actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic cost for the year ended March 31, 2008 are gain of 26,994 million yen and loss of 19,187 million yen, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2007 and 2006 are as follows:

	2007	2006
Discount rate	2.7%	2.7%
Rate of compensation increase	1.6%	1.6%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2007 are as follows:

	2007	2006	2005
Discount rate	2.7%	2.7%	2.7%
Expected return on plan assets	3.3%	3.0%	3.0%
Rate of compensation increase	1.6%	1.8%	1.8%

The expected return on plan assets is determined based on the portfolio as a whole and not on the sum of the returns on individual asset categories, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The weighted-average asset allocations of the Company’s pension plans at March 31, 2007 and 2006 are as follows:

	2007	2006
Asset category:
Equity securities	45%	47%
Debt securities	43	37
Life insurance company general accounts	7	9
Other	5	7

Total	100%	100%

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

The Company expects to contribute 154,049 million yen to its defined benefit plans in the year ending March 31, 2008.

The benefits expected to be paid from the defined pension plans in each fiscal year 2008 - 2012 are 85,914 million yen, 90,352 million yen, 94,678 million yen, 99,030 million yen, and 104,342 million yen, respectively. The aggregate benefits expected to be paid in the five years from fiscal 2013 - 2017 are 544,850 million yen. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31 and include estimated future employee service.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Income Taxes

Income before income taxes and income taxes for the three years ended March 31, 2007 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2007
Income before income taxes	317,007	122,137	439,144
Income taxes:
Current	84,012	35,453	119,465
Deferred	67,984	4,414	72,398

Total income taxes	151,996	39,867	191,863

For the year ended March 31, 2006
Income before income taxes	292,083	79,229	371,312
Income taxes:
Current	63,966	32,375	96,341
Deferred	66,377	4,371	70,748

Total income taxes	130,343	36,746	167,089

For the year ended March 31, 2005
Income before income taxes	140,464	106,449	246,913
Income taxes:
Current	63,710	32,819	96,529
Deferred	64,229	(7,424)	56,805

Total income taxes	127,939	25,395	153,334

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the three years ended March 31, 2007.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2007	2006	2005
Combined statutory tax rate	40.5%	40.5%	40.5%
Tax credit related to research expenses	(2.2)	(1.5)	(2.4)
Lower tax rates of overseas subsidiaries	(4.2)	(3.7)	(5.9)
Expenses not deductible for tax purposes	0.8	3.6	2.8
Change in valuation allowance allocated to income tax expenses	9.8	15.7	25.7
Tax effects attributable to investments in subsidiaries	0.5	(12.0)	4.4
Other	(1.5)	2.4	(3.0)

Effective tax rate	43.7%	45.0%	62.1%

The significant components of deferred income tax expenses for the three years ended March 31, 2007 are as follows:

	Yen (millions)
	2007	2006	2005
Deferred tax expense (exclusive of the effects of other components listed below)	114,132	89,824	78,649
Benefits of net operating loss carryforwards	(41,734)	(19,076)	(21,844)

	72,398	70,748	56,805

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2007 and 2006 are presented below:

	Yen (millions)
	2007	2006
Deferred tax assets:
Inventory valuation	94,489	76,463
Expenses accrued for financial statement purposes but not currently included in taxable income	251,194	294,984
Property, plant and equipment	167,089	179,114
Retirement and severance benefits	76,604	151,742
Tax loss carryforwards	249,356	242,180
Other	150,306	185,551

Total gross deferred tax assets	989,038	1,130,034
Less valuation allowance	438,837	464,100

Net deferred tax assets	550,201	665,934

Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(127,588)	(124,751)
Other	(50,067)	(34,111)

Total gross deferred tax liabilities	(177,655)	(158,862)

Net deferred tax assets	372,546	507,072

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2007.

The net change in total valuation allowance for the years ended March 31, 2007, 2006 and 2005 was a decrease of 25,263 million yen, an increase of 152,947 million yen and an increase of 65,127 million yen, respectively.

At March 31, 2007, the Company had, for income tax purposes, net operating loss carryforwards of approximately 704,631 million yen, of which 519,809 million yen expire from fiscal 2009 through 2014 and the substantial majority of the remaining balance expire thereafter or do not expire.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net deferred tax assets and liabilities at March 31, 2007 and 2006 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2007	2006
Other current assets	298,878	320,914
Other assets	154,467	201,429
Other current liabilities	(1,413)	(1,306)
Other liabilities	(79,386)	(13,965)

Net deferred tax assets	372,546	507,072

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 770,701 million yen as of March 31, 2007, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

(12)	Stockholders’ Equity

The Company may repurchase its common stock from the market pursuant to the former Japanese Commercial Code and the Company Law of Japan. For the years ended March 31, 2007, 2006 and 2005, respectively, 63,385,266,  48,945,141 and 60,363,663 shares were repurchased for the aggregate cost of approximately 153,179 million yen, 87,150 million yen and 92,879 million yen, respectively, primarily with the intension to hold as treasury stock to improve capital efficiency.

For the year ended March 31, 2005, the Company recognized 574,922 shares of its common stock held by a newly consolidated subsidiary as treasury stock.

The Company sold 137,733,  119,422 and 888,683 shares of its treasury stock for the years ended March 31, 2007, 2006 and 2005, respectively. The difference between sales price and book value was charged to capital surplus in the consolidated balance sheets.

The Company Law of Japan provides that an amount equal to 10% of appropriations be appropriated as a capital reserve or legal reserve until the aggregated amount of capital reserve and legal reserve equals 25% of stated capital. The capital reserve and legal reserve are not available for dividends but may be transferred to capital surplus or retained earnings or stated capital upon approval of the shareholders’ meeting.

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2007 represent dividends paid out during the periods and related appropriation to the legal reserve. Cash dividends per share paid during the three years ended March 31, 2007 amounted to 25.00 yen, 17.50 yen and 15.25 yen, respectively. The accompanying consolidated financial statements do not include any provisions for the year-end dividend of 15.00 yen per share, totaling approximately 32,194 million yen in respect of the year ended March 31, 2007, approved by the board of directors in April 2007.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In accordance with the Company Law of Japan, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of 496,568 million yen at March 31, 2007 were restricted as to the payment of cash dividends.

The Company’s directors and certain senior executives were granted options to purchase the Company’s common stock. All stock options become fully exercisable two years from the date of grant and have a four-year term. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price (Yen)
Balance at March 31, 2004	414,000	2,223
Forfeited	(95,000)	2,285

Balance at March 31, 2005	319,000	2,204
Exercised	(54,000)	2,001
Forfeited	(97,000)	2,186

Balance at March 31, 2006	168,000	2,280
Exercised	(48,000)	1,922
Forfeited	(73,000)	2,690

Balance at March 31, 2007, weighted-average remaining life – 0.61 years	47,000	2,008

Treasury stock reserved for options at March 31, 2007 and 2006 was 30,000 shares and 86,000 shares, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2007 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2007
Translation adjustments:
Translation adjustments arising during the period	57,312	—	57,312
Less: Reclassification adjustment for losses included in net income	5,481	—	5,481

Net translation adjustments	62,793	—	62,793

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	36,467	(12,232)	24,235
Less: Reclassification adjustment for gains included in net income	(11,200)	2,490	(8,710)

Net unrealized gains (losses)	25,267	(9,742)	15,525

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(19,778)	7,900	(11,878)
Less: Reclassification adjustment for losses included in net income	19,183	(7,769)	11,414

Net unrealized gains (losses)	(595)	131	(464)

Minimum pension liability adjustments	(5,722)	(47)	(5,769)

Other comprehensive income (loss)	81,743	(9,658)	72,085

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

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the three years ended March 31, 2007 is as follows:

	Yen (millions)
	2007	2006	2005
Net income	217,185	154,410	58,481

	Number of shares
	2007	2006	2005
Average common shares outstanding	2,182,791,138	2,222,376,333	2,294,607,915
Dilutive effect:
Stock options	13,858	11,909	—

Diluted common shares outstanding	2,182,804,996	2,222,388,242	2,294,607,915

	Yen
	2007	2006	2005
Net income per share:
Basic	99.50	69.48	25.49
Diluted	99.50	69.48	25.49

Stock options were outstanding for the year ended March 31, 2005, but were not included in the calculation of diluted net income per share because the stock options’ effect would be antidilutive (see Note 12).

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Restructuring Charges

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Yen (millions)
	2007	2006	2005
Expenses associated with the implementation of early retirement programs:
Domestic	8,733	31,446	93,170
Overseas	5,465	5,573	7,966

Total	14,198	37,019	101,136

Expenses associated with the closure and integration of locations	5,376	11,956	9,432

Total restructuring charges	19,574	48,975	110,568

These restructuring charges are included in other deductions in the consolidated statements of income.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement programs are recognized when the employees accept the offer and the amount can be reasonably estimated. Expenses associated with the closure and integration of locations include amounts such as moving expense of facilities and costs to terminate leasing contracts incurred at domestic and overseas manufacturing plants and sales offices. An analysis of the accrued restructuring charges for the years ended March 31, 2007, 2006 and 2005 is as follows:

	Yen (millions)
	2007	2006	2005
Balance at beginning of the year	1,335	3,407	—
New charges	19,574	48,975	110,568
Cash payments	(10,889)	(51,047)	(107,161)

Balance at end of the year	10,020	1,335	3,407

The following represent significant restructuring activities for the year ended March 31, 2007 by business segment:

AVC Networks

AVC Networks segment restructured mainly to accelerate selection and concentration of its businesses for strengthening its management structure. The restructuring activities mainly consisted of the implementation of early retirement programs in Japan and Europe.

Total restructuring charges amounted to 11,909 million yen, including expenses associated with the implementation of early retirement programs of 10,440 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Home Appliances

Home Appliances segment restructured its operations. The restructuring activities mainly consisted of closure and integrations in Japan.

Total restructuring charges amounted to 3,113 million yen.

Components and Devices

Components and Devices segment restructured mainly to enhance cost competitiveness as well as to address continuous price declines. The restructuring activities mainly consisted of the implementation of early retirement program in Asia for electronic devices business.

Total restructuring charges amounted to 3,468 million yen.

MEW and PanaHome

MEW and PanaHome segment incurred restructuring charges in the amount of 328 million yen mainly in Japan.

JVC

JVC segment incurred restructuring charges in the amount of 531 million yen mainly in Asia.

Other

Other segment incurred restructuring charges in the amount of 225 million yen mainly in domestic sales companies.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Supplementary Information to the Statements of Income and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to income for the three years ended March 31, 2007 are as follows:

	Yen (millions)
	2007	2006	2005
Research and development costs	578,087	564,781	615,524
Advertising costs	199,155	181,235	174,604
Shipping and handling costs	170,311	170,469	166,404
Depreciation	280,177	275,213	287,400

Foreign exchange gains and losses included in other deductions for the years ended March 31, 2007, 2006 and 2005 are losses of 18,950 million yen, 13,475 million yen and 7,542 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of income.

Included in other deductions for the year ended March 31, 2006 are claim expenses of 34,340 million yen.

In fiscal 2007, 2006 and 2005, the Company sold, without recourse, trade receivables of 315,329 million yen, 193,974 million yen and 48,578 million yen to independent third parties for proceeds of 314,265 million yen, 193,415 million yen and 48,469 million yen, and recorded losses on the sale of trade receivables of 1,064 million yen, 559 million yen and 109 million yen, respectively. In fiscal 2007 and 2006, the Company sold, with recourse, trade receivables of 303,769 million yen and 69,308 million yen to independent third parties for proceeds of 303,561 million yen and 69,261 million yen, and recorded losses on the sale of trade receivables of 208 million yen and 47 million yen, respectively. Those losses are included in selling, general and administrative expenses. The Company is responsible for servicing the receivables. Included in trade notes receivable and trade accounts receivable at March 31, 2007 are amounts of 34,744 million yen without recourse and 34,382 million yen with recourse scheduled to be sold to independent third parties.

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

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2007 are as follows:

	Yen (millions)
	2007	2006	2005
Cash paid:
Interest	22,202	21,853	25,513
Income taxes	109,692	92,469	99,951
Noncash investing and financing activities:
Conversion of bonds	—	20,330	—
Contribution of assets and liabilities to associated companies	—	—	4,302

(17)	Derivatives and Hedging Activities

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

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the three years ended March 31, 2007. Amounts included in accumulated other comprehensive income (loss) at March 31, 2007 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contract amounts of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures at March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007	2006
Forward:
To sell foreign currencies	409,216	404,383
To buy foreign currencies	323,478	258,335
Options purchased to sell foreign currencies	—	25,885
Variable-paying interest rate swaps	6,136	15,000
Cross currency swaps	14,388	4,130
Commodity futures:
To sell commodity	86,023	36,007
To buy commodity	210,890	93,061

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Fair Value of Financial Instruments

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	93,179	93,179	56,753	56,753
Investments and advances	1,056,515	1,056,401	946,153	948,665
Liabilities:
Long-term debt, including current portion	(280,863)	(282,309)	(439,123)	(437,547)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	—	—	121	121
To buy foreign currencies	—	—	2,522	2,522
Options purchased to sell foreign currencies	—	—	132	132
Variable-paying interest rate swaps	—	—	14	14
Commodity futures to buy commodity	33,996	33,996	43,674	43,674
Other current liabilities:
Forward:
To sell foreign currencies	(842)	(842)	—	—
To buy foreign currencies	(706)	(706)	—	—
Cross currency swaps	(159)	(159)	(35)	(35)
Commodity futures to sell commodity	(11,243)	(11,243)	(7,401)	(7,401)

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

The Company provides guarantees to third parties on bank loans provided to its employees, associated companies and customers. The guarantees for the employees are principally made for their housing loans. The guarantees for associated companies and customers are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At March 31, 2007, the maximum amount of undiscounted payments the Company would have to make in the event of default is 15,034 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2007 and 2006 was insignificant.

As discussed in Note 6, in connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At March 31, 2007, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 46,490 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at March 31, 2007 and 2006 was insignificant.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2007 and 2006 are summarized as follows:

	Yen (millions)
	2007	2006
Balance at beginning of year	37,436	35,216
Liabilities accrued for warranties issued during the period	48,068	50,206
Warranty claims paid during the period	(47,153)	(44,199)
Changes in liabilities for pre-existing warranties during the period, including expirations	(272)	(3,787)

Balance at end of year	38,079	37,436

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At March 31, 2007, commitments outstanding for the purchase of property, plant and equipment approximated 105,575 million yen. Contingent liabilities at March 31, 2007 for discounted export bills of exchange amounted to 409 million yen.

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (“PCB equipment”) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of 10,627 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the three years ended March 31, 2007 is shown in the tables below:

By Business Segment:

	Yen (millions)
	2007	2006	2005
Sales:
AVC Networks:
Customers	3,948,720	3,894,274	3,745,339
Intersegment	98,451	91,814	113,442

Total	4,047,171	3,986,088	3,858,781
Home Appliances:
Customers	1,119,318	1,069,282	1,102,795
Intersegment	184,096	171,920	126,973

Total	1,303,414	1,241,202	1,229,768
Components and Devices:
Customers	987,933	954,011	1,006,893
Intersegment	389,824	414,247	462,114

Total	1,377,757	1,368,258	1,469,007
MEW and PanaHome:
Customers	1,809,503	1,695,949	1,628,372
Intersegment	49,210	51,258	57,885

Total	1,858,713	1,747,207	1,686,257
JVC:
Customers	640,746	697,150	721,391
Intersegment	5,833	5,966	8,818

Total	646,579	703,116	730,209
Other:
Customers	601,950	583,663	508,846
Intersegment	882,026	731,629	518,277

Total	1,483,976	1,315,292	1,027,123
Eliminations	(1,609,440)	(1,466,834)	(1,287,509)

Consolidated total	9,108,170	8,894,329	8,713,636

Segment profit:
AVC Networks	219,654	190,885	127,366
Home Appliances	83,510	77,135	74,794
Components and Devices	99,884	81,111	57,761
MEW and PanaHome	78,889	72,694	66,761
JVC	(5,659)	(5,782)	9,887
Other	60,500	62,225	38,352
Corporate and eliminations	(77,237)	(63,995)	(66,427)

Total segment profit	459,541	414,273	308,494

Interest income	30,553	28,216	19,490
Dividends received	7,597	6,567	5,383
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	—	31,509
Other income	114,545	147,399	82,819
Interest expense	(20,906)	(21,686)	(22,827)
Goodwill impairment	(30,496)	(50,050)	(3,559)
Other deductions	(121,690)	(153,407)	(174,396)

Consolidated income before income taxes	439,144	371,312	246,913

Identifiable assets:
AVC Networks	2,333,353	2,276,573	2,205,663
Home Appliances	724,914	637,935	618,156
Components and Devices	989,293	966,684	930,315
MEW and PanaHome	1,354,679	1,371,405	1,384,695
JVC	419,980	438,456	483,867
Other	461,884	503,798	883,706
Corporate and eliminations	1,612,855	1,769,789	1,550,479

Consolidated total	7,896,958	7,964,640	8,056,881

Depreciation (including intangibles other than goodwill):
AVC Networks	79,514	76,136	88,550
Home Appliances	32,207	29,633	31,785
Components and Devices	85,300	88,717	96,659
MEW and PanaHome	48,487	46,575	50,582
JVC	17,844	17,759	15,985
Other	15,561	38,253	30,329
Corporate and eliminations	38,601	12,058	11,079

Consolidated total	317,514	309,131	324,969

Capital investment (including intangibles other than goodwill):
AVC Networks	168,448	126,815	103,340
Home Appliances	49,040	44,869	36,041
Components and Devices	138,930	124,219	126,826
MEW and PanaHome	47,558	44,849	32,989
JVC	15,478	16,994	23,045
Other	17,325	12,092	74,570
Corporate and eliminations	39,479	16,688	14,286

Consolidated total	476,258	386,526	411,097

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and software.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location and property, plant and equipment are as follows:

	Yen (millions)
	2007	2006	2005
Sales:
Japan	4,616,520	4,611,440	4,580,555
North and South America	1,381,104	1,387,424	1,282,956
Europe	1,217,931	1,113,556	1,122,493
Asia and Others	1,892,615	1,781,909	1,727,632

Consolidated total	9,108,170	8,894,329	8,713,636

United States of America included in North and South America	1,213,867	1,206,357	1,127,412
Property, plant and equipment:
Japan	1,171,223	1,201,266	1,272,839
North and South America	53,317	58,003	59,230
Europe	71,594	66,084	64,883
Asia and Others	346,159	306,986	261,128

Consolidated total	1,642,293	1,632,339	1,658,080

There are no individually material countries which should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America on sales. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2007.

The following information shows sales, geographical profit and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2007. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2007	2006	2005
Sales:
Japan:
Customers	4,941,413	4,945,802	5,033,645
Intersegment	2,029,589	1,944,537	1,586,407

Total	6,971,002	6,890,339	6,620,052
North and South America:
Customers	1,335,631	1,340,352	1,248,012
Intersegment	21,654	26,185	23,605

Total	1,357,285	1,366,537	1,271,617
Europe:
Customers	1,162,795	1,067,306	1,046,159
Intersegment	47,201	20,361	26,405

Total	1,209,996	1,087,667	1,072,564
Asia and Others:
Customers	1,668,331	1,540,869	1,385,820
Intersegment	1,206,340	1,175,492	1,059,178

Total	2,874,671	2,716,361	2,444,998
Eliminations	(3,304,784)	(3,166,575)	(2,695,595)

Consolidated total	9,108,170	8,894,329	8,713,636

Geographical profit:
Japan	409,395	374,129	262,063
North and South America	22,500	16,773	20,834
Europe	13,903	4,511	7,393
Asia and Others	89,460	81,337	75,324
Corporate and eliminations	(75,717)	(62,477)	(57,120)

Consolidated total	459,541	414,273	308,494

Identifiable assets:
Japan	4,416,586	4,442,776	5,055,700
North and South America	455,216	443,432	402,155
Europe	452,924	412,948	379,571
Asia and Others	1,265,170	1,235,438	995,785
Corporate and eliminations	1,307,062	1,430,046	1,223,670

Consolidated total	7,896,958	7,964,640	8,056,881

(21)	Subsequent event

Victor Company of Japan, Ltd (JVC), a consolidated subsidiary of the Company, issued and allocated new shares of common stock to third parties on August 10, 2007 for a cash consideration of 35 billion yen. As a result, the Company’s shareholding in JVC decreased from 52.4% to 36.8%, and the Company recorded a loss of approximately 5 billion yen which has been recorded in the Company’s stockholders’ equity account in accordance with the provisions of Staff Accounting Bulletin (SAB) 51 of the Securities and Exchange Commission and the Company’s accounting policy. JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.

It was discovered that approximately 46 million Nokia brand lithium-ion battery pack units manufactured between December 2005 and November 2006 by Matsushita Battery Industrial Co., Ltd., one of the Company’s consolidated subsidiaries, may cause overheating initiated by a short circuit while charging, which could cause the battery to dislodge from a mobile phone handset. The total cost to be borne by the Company for voluntary replacement of the battery packs is currently estimated to be between approximately 10 billion yen and 20 billion yen as an external incremental cost. This cost will be accrued in the first half of fiscal 2008.

Schedule II

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2007, 2006 and 2005

	Balance at beginning of period	Add		Deduct			Add (deduct) -cumulative translation adjustments	Balance at end of period
		Due to acquisition	Charged to income	Sale of shares of a subsidiary	Bad debts written off	Reversal
Allowance for doubtful trade receivables:
2007	37,400	—	3,203	—	7,002	5,012	472	29,061
2006	43,836	—	8,409	4,657	4,868	6,465	1,145	37,400
2005	47,873	7,278	4,963	—	6,384	10,364	470	43,836
Allowance for doubtful noncurrent receivables:
2007	—	—	—	—	—	—	—	—
2006	—	—	—	—	—	—	—	—
2005	—	—	—	—	—	—	—	—

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

1.2	Share Handling Regulations of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

2.1	Specimen common stock certificates of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1	Liability Limitation Agreement (English translation)
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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Registrant)

Date: August 30, 2007	By	/s/ Yoichi Nagata
Yoichi Nagata
Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

1.2	Share Handling Regulations of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

2.1	Specimen common stock certificates of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1	Liability Limitation Agreement (English translation)
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