Form 20-F
period 2008-03-31
MATSUSHITA ELECTRIC INDUSTRIAL CO  LTD
filed 2008-06-30
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

Commission file number 1 - 6784

MATSUSHITA DENKI SANGYO KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

(Address of principal executive offices)

Yukitoshi Onda, +81-6-6906-1763, onda.yukitoshi@jp.panasonic.com, address is same as above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

	Outstanding as of
Title of Class	March 31, 2008 (Japan Time)	March 31, 2008 (New York Time)
Common Stock	2,101,117,156
American Depositary Shares, each representing 1 share of Common Stock		185,357,618

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐        Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

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

This form contains 174 pages.

All information contained in this annual report is as of March 31, 2008 or for the year ended March 31, 2008 (fiscal 2008) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 18, 2008 was 108.05 yen = U.S.$1.

About the Company

Matsushita Electric Industrial Co., Ltd. (hereinafter, unless the context otherwise requires, “Matsushita,” the “Matsushita Group” or the “Company” refers to Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as a group), best known for its “Panasonic” brand name, is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. The shareholders of the Company resolved in June 2008 that the name of the Company will be changed to “Panasonic Corporation” as from October 1, 2008. Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 9,069 billion yen for fiscal 2008. Over the past eight decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2008 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita. To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (June 2008). Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2008	2007	2006	2005	2004
Income Statement Data:
Net sales	9,069	9,108	8,894	8,714	7,480
Income before income taxes	435	439	371	247	171
Net income	282	217	154	58	42
Per common share:
Net income:
Basic	132.90	99.50	69.48	25.49	18.15
Diluted	132.90	99.50	69.48	25.49	18.00
Dividends	32.50	25.00	17.50	15.25	12.50

Balance Sheet Data:
Total assets	7,444	7,897	7,965	8,057	7,438
Long-term debt	232	227	264	477	461
Stockholders’ equity	3,742	3,917	3,788	3,544	3,452
Common stock	259	259	259	259	259
Number of shares issued at year-end (thousands)	2,453,053	2,453,053	2,453,053	2,453,053	2,453,053
Number of shares issued and outstanding at year-end (thousands)	2,101,117	2,146,284	2,209,532	2,258,358	2,318,408

Yen exchange rates per U.S. dollar:
Year-end	99.85	117.56	117.48	107.22	104.18
Average	114.31	116.92	113.15	107.49	113.07
High	96.88	110.07	104.41	102.26	104.18
Low	124.09	121.81	120.93	114.30	120.55

	Dec. 2007	Jan. 2008	Feb. 2008	Mar. 2008	Apr. 2008	May 2008
Yen exchange rates for each month during the previous six months:
High	109.68	105.42	104.19	96.88	101.09	103.01
Low	114.45	109.70	108.15	103.99	104.56	105.52

Note:	Dividends per share reflect those paid during each fiscal year.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Once a year, Matsushita implements a Groupwide risk assessment survey to identify potential risks in an integrated and comprehensive manner. By identifying, assessing, evaluating and prioritizing these risks, Matsushita specifies risks related to the Corporate Headquarters, business domain companies and Group affiliates, takes countermeasures that correspond to the materiality of each risk, and seeks continuous improvements through the monitoring of the progress of such countermeasures. Primarily because of the business areas and geographical areas where it operates, and the highly competitive nature of the industry to which it belongs, Matsushita is exposed to a variety of risks and uncertainties in conducting its businesses, including, but not limited to, the following. These risks may adversely affect Matsushita’s business, operating results and financial condition. This section includes forward-looking statements and future expectations as of the date of this annual report.

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

Currency exchange rate fluctuations may adversely affect Matsushita’s operating results

Foreign exchange rate fluctuations may adversely affect Matsushita’s business, operating results and financial condition, because its international business transactions and costs and prices of its products and services in overseas countries are affected by foreign exchange rate changes. In addition, foreign exchange rate changes can also affect the yen value of Matsushita’s investments in overseas assets and liabilities because Matsushita’s consolidated financial statements are presented in Japanese yen. Generally, an appreciation of the yen against other major currencies such as the U.S. dollar and the euro may adversely affect Matsushita’s operating results. Meanwhile, a depreciation of the yen against the aforementioned major currencies may have a favorable impact on Matsushita’s operating results.

Interest rate fluctuations may adversely affect Matsushita’s financial condition, etc.

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

Decreases in the value of Japanese stocks may adversely affect Matsushita’s financial results

Matsushita holds mostly Japanese stocks as part of its investment securities. The value of these stocks may drop substantially due to economic conditions or other factors, resulting in losses from valuation declines of investment securities. Such decreases in the value of stocks may occur, causing adverse effects to Matsushita’s operating results and financial condition. The decrease in the value of Japanese stocks may also reduce stockholders’ equity on the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

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

Rapid declines in product prices may adversely affect Matsushita’s financial condition

Matsushita’s business is subject to intense price competition worldwide, which makes it difficult for the Company to determine product prices and maintain adequate profits. Such intensified price competition may adversely affect Matsushita’s profits, especially in terms of possible decreases in demand. For the year ending March 31, 2009, Matsushita expects that its product prices in consumer digital electronics and many other business areas will continue to decline, as has been the case in recent years.

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

Matsushita may not be able to keep pace with technological changes and develop new products or services in a timely manner to remain competitive

Matsushita may fail to introduce new products or services in response to technological changes in a timely manner. Some of Matsushita’s core businesses, such as consumer digital electronics and key components and devices, are concentrated in industries where technological innovation is the central competitive factor. Matsushita continuously faces the challenge of developing and introducing viable and innovative new products. Matsushita must predict with reasonable accuracy both future demand and new technologies that will be available to meet such demand. If Matsushita fails to do so, it will not be able to compete in new markets.

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

Matsushita is exposed to the risk that its customers may encounter financial difficulties

Many of Matsushita’s customers purchase products and services from Matsushita on payment terms that do not provide for immediate payment. If customers from whom Matsushita has substantial accounts receivable encounter financial difficulties and are unable to make payments on time, Matsushita’s business, operating results and financial condition could be adversely affected.

Risks Related to Matsushita’s Management Plans

Matsushita is implementing its mid-term management plan called GP3 (announced on January 10, 2007), which will run from fiscal 2008 to fiscal 2010. Under this plan, Matsushita aims to achieve sales of 10 trillion yen and ROE of 10% in fiscal 2010 by achieving steady growth with profitability. Furthermore, in line with its twin corporate visions under this plan of “contributing to realizing a ubiquitous networking society” and “coexistence with the global environment,” Matsushita aims to earn the support of all its stakeholders worldwide by sustaining growth through continued innovation and ensuring sound business activities on a global basis. Another way is by setting a target of reducing total global CO2 emissions during the plan by 300,000 tons compared with fiscal 2007 at Matsushita’s manufacturing operations worldwide through environmental initiatives. Due mainly to the various risk factors described in this section, Matsushita may not be successful in achieving all the goals set out in its mid-term management plan. In addition, Matsushita may not be able to improve efficiency or realize growth through these measures due to the increased costs arising from unexpected additional reorganization or restructuring, improper allocation of operational resources or other unpredictable factors. Also, Matsushita announced on April 28, 2008, its annual forecast and major initiatives for the year ending March 31, 2009. However, Matsushita may not be successful in achieving all the targets or in realizing the expected benefits because of various external and internal factors.

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

Matsushita may fail to protect its proprietary intellectual properties, or face claims of intellectual property infringement by a third party, and may lose its intellectual property rights on key technologies or be liable for significant damages

Matsushita’s success depends on its ability to obtain intellectual property rights covering its products and product design. Patents may not be granted or may not be of sufficient scope or force to provide Matsushita with adequate protection or commercial advantage. In addition, effective copyright and trade secret protections may be unavailable or limited in some countries in which Matsushita operates. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Matsushita. The Company obtains licenses for intellectual property rights from other parties; however, such licenses may not be available at all or on acceptable terms in the future. Litigation may also be necessary to enforce Matsushita’s intellectual property rights or to defend against intellectual property infringement claims brought against Matsushita by third parties. In such cases, Matsushita may incur significant expenses for such lawsuits. Furthermore, Matsushita may be prohibited from using certain important technologies or liable for damages in cases of admitted violations of intellectual property rights of others.

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

Governmental laws and regulations may limit Matsushita’s activities or increase its operating costs

Matsushita is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations, and internal control regulations due to the implementation of stricter laws and regulations and stricter interpretations.

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

Risks Related to Disasters or Unpredictable Events

Matsushita’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Matsushita’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Matsushita also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters such as earthquakes, fires, floods, wars, terrorist attacks, computer viruses or other events occur, or Matsushita’s information system or communications network breaks down or operates improperly as a result of such events, Matsushita’s facilities may be seriously damaged, or the Company may have to stop or delay production and shipment. Matsushita may incur expenses relating to such damages.

Other Risks

External economic conditions may adversely affect Matsushita’s pension plans

Matsushita has contributory, funded benefit pension plans covering substantially all employees in Japan who meet eligibility requirements. A decline in interest rates may cause a decrease in the discount rate on benefit obligations. A decrease in the value of stocks may also affect the return on plan assets. As a result, the actuarial loss may increase, leading to an increase in future net periodic benefit costs of these pension plans.

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

Realizability of deferred tax assets and uncertain tax positions may increase Matsushita’s provision for income tax

In assessing the realizability of deferred tax assets and uncertain tax positions based on the expected future generation of taxable income or assessed sustainability of uncertain tax positions, Matsushita considers whether it is more likely than not that any portion or all of the deferred tax assets or recognized tax position benefit will not be realized. If Matsushita determines that temporary differences and loss carryforwards or recognized tax benefits cannot be realized upon the generation of future taxable income during the deductible periods due to deteriorating business conditions or tax position benefits may not be realized upon settlement, valuation allowance against deferred tax assets or unrecognized tax benefit reserves could be recognized and Matsushita’s provision for income tax may increase.

Financial results and condition of associated companies may adversely affect Matsushita’s operating results and financial condition

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

American Depositary Share (ADS) holders have fewer rights than shareholders and may not be able to enforce judgments based on U.S. securities laws

The rights of shareholders under Japanese law to take actions, including exercising their voting rights, receiving dividends and distributions, bringing derivative actions, examining Matsushita’s accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its nominee, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to exercise their voting rights underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from Matsushita. However, ADS holders will not be able to bring a derivative action, examine Matsushita’s accounting books and records, or exercise appraisal rights through the depositary.

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

Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of the Company’s products are marketed under the “Panasonic” brand name worldwide, along with other product- or region-specific brand names, including “National” primarily for home appliances and household electric equipment sold in Japan and “Technics” for certain hi-fi products. Some of its subsidiaries also use their own brand names, such as “PanaHome.” To sustain the future growth in the forthcoming ubiquitous networking age, Matsushita continues to emphasize technological development and the creation of new businesses, concentrating on several priority areas, such as digital AV networking equipment, mobile communications, data storage devices, environmental systems and related key components and devices and software. The Company is also striving to develop new service-oriented businesses, such as systems solutions and engineering services, as areas of potential growth over the mid-term.

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

Matsushita finalized a definitive agreement on February 15, 2008 with Hitachi, Ltd. related to comprehensive LCD panel business alliance under which it will acquire a majority voting interest in IPS Alpha Technology, Ltd. (“IPS Alpha”), which was owned by Hitachi Displays, Ltd. once certain conditions are satisfied. As a result, IPS Alpha became a consolidated subsidiary of Matsushita on March 31, 2008, in accordance with Financial Accounting Standards Board (FASB) Interpretation No.46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R).

In April 2008, Matsushita Refrigeration Company was absorbed.

In June 2008, the shareholders of the Company resolved that the name of the Company will be changed to “Panasonic Corporation” as from October 1, 2008. Matsushita will undertake its brand name change from the “National” brand, used for home appliances and housing equipment in Japan, and “Technics” brand, used for audio equipment, to the “Panasonic” brand by the end of fiscal 2010, ending March 31, 2010. Subsequently, the “National” brand will be abolished and the “Technics” brand will be used only for specific audio products. Accordingly, the corporate brands will be “Panasonic” and “PanaHome.”

CAPITAL INVESTMENT

Total capital investment amounted to 449 billion yen, 418 billion yen and 346 billion yen for fiscal 2008, 2007 and 2006, respectively. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measures, see “Overview—Key performance indicators” in Section A of Item 5.) In these years, Matsushita curbed capital investment in a number of business areas, in line with an increased management emphasis on cash flows and capital efficiency. Matsushita did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key areas as semiconductors, particularly advanced system LSIs, PDPs and other strategic products.

B.	Business Overview

SALES BY BUSINESS SEGMENT

Matsushita is engaged in the production and sales of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by business segment for the last three fiscal years:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2008		2007		2006
AVC Networks	4,320	6%	4,064	1%	4,005	3%
Home Appliances	1,316	6	1,247	5	1,188	1
Components and Devices	1,399	2	1,378	1	1,368	(7)
MEW and PanaHome	1,910	3	1,859	6	1,747	4
JVC	183	(72)	646	(8)	703	(4)
Other	1,536	4	1,484	13	1,315	28
Eliminations	(1,595)	—	(1,570)	—	(1,432)	—

Total	9,069	0%	9,108	2%	8,894	2%

*	Percentage above reflect the changes from the previous year.
*	JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.
*	The healthcare business was transferred to Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the segment information for fiscal 2007 and 2006 has been reclassified to confirm with the presentation for the year ended March 31, 2008.

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

In large-screen flat-panel TVs, global demand for which is rapidly expanding, especially in plasma TVs as leading products, Matsushita maintains a vertically integrated manufacturing structure from key components and devices, such as plasma display panel (PDP), to finished products. In fiscal 2006, Matsushita realized full HD (2.07 million pixels of 1,920 horizontal and 1,080 vertical pixels) with its 65-inch plasma TV and developed the world’s largest 103-inch full HD PDP. Responding to the growing demand for plasma TVs, Matsushita began operating its No. 3 domestic PDP plant in September 2005, thus increasing monthly production to 300 thousand units (based on 42-inch panels) worldwide in December 2005. In fiscal 2007, the aforementioned No.3 domestic PDP plant came fully on stream in June 2006, realizing a global monthly production capacity of 460 thousand units. With the launch of its 103-inch model, the world’s largest, and other full HD compatible products in Japan and overseas, Matsushita created a more extensive lineup. In addition, the Company offered more distinct high-value-added functions creating a more user-friendly experience with products. These initiatives helped Matsushita to maintain the leading market share in plasma TVs in Japan, the United States and Europe in fiscal 2007. In fiscal 2008, Matsushita released the world’s first full HD 42-inch models in an effort to expand its lineup of full HD models, thereby maintaining a leading market share in many countries. In addition, Matsushita developed three NeoPDP, representing a major technological innovation: a 42-inch PDP with twice the luminous efficiency of previous models (providing the same brightness at just half the power consumption)*1 ; a 50-inch PDP that is just 24.7mm*2 thick; and a 150-inch high definition PDP, the world’s largest*3. Looking forward, Matsushita will accelerate technological development in pursuit of even more advanced PDPs. In fiscal 2008, Matsushita began supplying Hitachi, Ltd. with 103- and 65-inch panels under an agreement whereby Matsushita and Hitachi supply each other with PDPs in an effort to strengthen cooperation in the plasma TV business. In terms of PDP production, the Company’s fourth domestic PDP plant came on stream in June 2007, realizing a global monthly production capacity of 790,000 units (based on 42-inch panels) as of the end of fiscal 2008. Construction of Matsushita’s fifth domestic plant, which is scheduled to be operational in May 2009, began in November 2007. This plant will further increase the Company’s PDP production capacity, already one of the largest in the world, enabling it to meet expanding global PDP demand.

*1. Compared to Matsushita’s former model (TH-42PZ750SK)

*2. Thickest point from the glass surface is 23.7mm

*3. As of January 8, 2008; Matsushita estimate.

Regarding LCDs, Matsushita and Toshiba Corporation (Toshiba) combined their respective LCD operations and jointly established Toshiba Matsushita Display Technology Co., Ltd. in April 2002, which manufactures LCD panels for PCs, mobile phones and smaller screen TVs with screen sizes 20-inches and smaller. For LCD TVs with screen sizes of 26- to 32-inches, the Company jointly established IPS Alpha Technology, Ltd. with Hitachi Displays, Ltd. and Toshiba in January 2005 and began mass production in May 2006 aiming to secure a stable supply of high-quality LCD panels for TVs. In fiscal 2007, LCD TV products which feature IPS technology to realize vivid color even from a wide angle have been well received in markets worldwide due to their high picture quality and performance. This helped the Company to capture around 20% of the domestic market for LCD TVs in the 26- to 32-inch range. In fiscal 2008, a 37-inch model was added to the product lineup to further boost sales. Matsushita has also concluded a comprehensive business alliance agreement with Hitachi, Ltd. and Canon Inc. in the area of LCD panels. This alliance will deepen Matsushita’s involvement in the operations of IPS Alpha Technology, Ltd., an IPS LCD panel design, manufacturing and sales company, providing the Company with a more stable supply of LCD panels, and giving further impetus to Matsushita’s aggressive vertical integration of its flat-panel TV business.

For digital cameras, in fiscal 2006, new technologies such as the industry’s first EX optical x19 zoom function and the world’s first 16:9 wide CCD were well-received and maintained one of the top shares in the Japanese market. Overseas sales of digital cameras also increased, particularly in the European market. In fiscal 2007, cameras featuring a 28mm wide-angle lens and compact models with 10x zoom capability were particularly well received in the market. Moreover, with the launch of the Company’s first digital SLR camera, Matsushita has a stronger lineup to meet a wider range of customer needs. As a result, the Company recorded much higher sales of digital cameras in fiscal 2007, particularly in the U.S. and Europe. In fiscal 2008, popular products included those featuring the iA (Intelligent Auto) mode—a world first*—which automatically chooses settings optimal for each condition based on various information such as the presence of people’s faces and distance from the subject, as well as compact models with 10x optical zoom capability.

* As of July 24, 2007.

As for DVDs, Matsushita offers a wide range of DVD recorders and players. Since introducing the world’s first consumer-use DVD recorder in 2000, the Company has been the market forerunner in this segment. In fiscal 2006, Matsushita expanded a new series of DVD recorders with HD compatible models in the Japanese market and launched digital broadcast-ready models in Europe ahead of competitors. Furthermore, Matsushita enhanced user-friendliness by introducing new models which are compatible to different DVD formats, and by significantly shortening times required to display program guides and begin recording, as well as incorporating universal design concepts. Such innovations helped Matsushita maintain its top global share in DVD recorders. In fiscal 2007, the Company introduced Blu-ray disc (BD) players in the U.S., Europe and other markets in September 2006, and BD recorders in Japan in November 2006. In addition, Matsushita put particular emphasis on making AV equipment more user-friendly. As a result of these initiatives, Matsushita maintained its leading global share in the DVD recorder market. In fiscal 2008, sales of BD recorders and DVD recorders increased, in particular HD-compatible models in the domestic market, amid rising demand for high-quality video recording due to the spread of digital HD broadcasting. Models that allow for approximately four times more full HD recording time*1 than previous models and are the world’s thinnest*2 at only 59mm thick were particularly well received. The Company also focused on enhancing ease of use and network functionality through VIERA Link and other innovations. As a result of these initiatives, Matsushita maintained its leading global share in the DVD recorder market.

*1. During recording in HE mode (approx. 5.7Mbps). Compared to recording BS digital HD broadcasts in DR mode (approx. 24Mbps).

*2. As of February 20, 2008.

For SD Memory Cards, the use of SD Memory Cards in PCs, mobile phones, car navigation systems and other new products is rapidly increasing, in addition to their usage as a bridge media for flat-panel TVs and other digital AV products. These developments are solidifying the SD Memory Card’s position as the industry standard. In fiscal 2007, Matsushita launched a new 4GB SDHC Memory Card* to meet rising consumer needs related to the recording and storage of large volumes of data such as HD video. This product enables Matsushita to respond to demands for high-speed, reliable recording and large data storage capacity, which are required for HD movies and other applications. In fiscal 2008, Matsushita launched a 16GB SDHC Memory Card.

*	SDHC (SD High-Capacity) Memory Cards are based on the new SD Memory Card Specifications (Version 2.00) which enable the development of SDHC Memory Cards with capacities up to 32GB.

For video cameras, in fiscal 2006, while expanding its lineups of DVD video cameras, Matsushita introduced the world’s smallest high-resolution SD Memory Card camcorder. In February 2006, the Company also launched the first 3CCD DVD camcorder for global markets. In fiscal 2007, Matsushita launched new products in December 2006 that can record HD video. SD Memory Card camcorders in particular were popular due to their high picture quality, compact and rugged design, and dust-resistance, leading to strong sales. In fiscal 2008, Matsushita launched new HD camcorders with better picture quality and a more compact design which were well received by the market. Particularly popular were models with the world’s first* “face detection” function, which automatically locates any faces in the picture and makes necessary adjustments when recording moving pictures. Other popular products included models with long recording times that allow recording on either HDDs or SD Memory Cards.

*	As of January 9, 2008, for a function in a digital video camera that detects faces during recording of moving pictures and adjusts picture quality.

With respect to PCs, Matsushita has continued to upgrade its notebook models over the last several years, concentrating on lightweight notebook PCs and ruggedized notebook PCs. In February 2006, Matsushita announced new models for the domestic market, featuring the world’s longest battery running time and the lightest model in its class. Matsushita will continue to provide high value-added products in this segment to remain an industry leader. In fiscal 2007, sales of notebook PCs continued to grow as lightweight products featuring extended battery life and rugged designs were well received in major markets including the U.S., Europe and Japan. In March 2007, Matsushita launched new notebook PCs that weighed less than previous models, were significantly better at withstanding shocks when dropped, and incorporated spill-resistant keyboards, a feature currently in high demand from customers. These kinds of features were well received, helping the Company to maintain its leading share in the domestic mobile PC market in 2006. In fiscal 2008, Matsushita introduced the CF-52 Semi-Tough notebook PC, part of its Toughbook series. This model features a 15.4-inch widescreen LCD and improved cost performance. In addition, Matsushita enhanced basic performance in the Let’snote series launched in fall 2007. All models in the Let’snote series were made significantly more able to withstand shocks when dropped, and incorporate drip-proof keyboards which are high on the list of customer demands. Such proprietary enhancements were well received, helping the Company maintain its leading share in the worldwide market for durable field notebooks and in the domestic mobile PC market during 2007.

In the area of PC peripherals, Matsushita has been focusing on upgrading its optical disc drive lineup. In fiscal 2006, Matsushita’s slim products, including the industry’s thinnest (9.5 mm) DVD Super Multi Drive, maintained the No.1 share in the global market. In addition, Matsushita completed the development of a next-generation, high-capacity BD Drive. In fiscal 2007, Matsushita launched BD Drives and continued to lead the industry in developing slimmer, lighter disc drives by building on its success with the DVD Super Multi Drive, the industry’s thinnest at just 9.5mm. In fiscal 2008, Matsushita launched an internal Blu-ray Disc Drive for personal computers, the world’s thinnest at just 9.5mm, as it continued to lead the industry in developing slimmer optical disk drives.

In the area of mobile communications equipment, in recent years Matsushita has developed and introduced a number of new mobile phones with advanced function, stylish design and ease-of-use. In fiscal 2006, new models released in Japan, such as a 3G mobile phone that enables users to watch terrestrial digital broadcasting with outstanding picture quality, led to favorable domestic results. Meanwhile, overseas mobile phone markets faced rapid price declines in 2.5G mobile phones, due to the ongoing shift in demand to 3G. Owing to these factors, the Company’s mobile phone business on the whole continued to struggle. In light of this situation, Matsushita announced that it will phase out overseas 2.5G mobile phone businesses, and subsequently restructure certain overseas business locations, including manufacturing operations in the Philippines and the Czech Republic. In fiscal 2007, mobile number portability (MNP) was introduced in Japan in October 2006, triggering more intense competition among mobile phone handset manufacturers. In this environment, Matsushita resumed shipments of handsets to SOFTBANK MOBILE Corporation and KDDI CORPORATION. The Company also launched new mobile phone handsets for NTT DoCoMo, Inc. such as the P903iTV handset compatible with “one-segment” terrestrial digital TV broadcasts that combines Matsushita’s high picture quality, high reception and energy-saving technologies, and the P703iµ, the world’s thinnest handset at just 11.4mm*1. In fiscal 2008, Matsushita increased sales by further enhancing its product lineup, including models that allow viewing of “one-segment” mobile TV broadcasts in high-quality video or that pushed the envelope in terms of thinness. For NTT DoCoMo, Inc., Matsushita launched products that included the P905i “VIERA Keitai.” This handset has a screen that can be opened vertically or horizontally and allows viewing of “one-segment” broadcasts thanks to Matsushita’s unique high-quality image technology derived from the flat-panel VIERA TV. Also introduced was the P705iµ, the world’s thinnest*2 clamshell-type 3G mobile handset at just 9.8mm. For SOFTBANK MOBILE Corporation, the Company supplied the SoftBank 920P “VIERA Keitai,” as well as the SoftBank 822P, a slim straight-type handset just 8.9mm thick. For KDDI CORPORATION, Matsushita brought out the W61P, a 12.9mm thick handset with a sophisticated design that is compatible with “one-segment” broadcasts.

*1. As of February 2007; clamshell-type 3G (W-CDMA) phones.

*2. As of December 17, 2007; Matsushita estimate.

In the area of fixed-line communications, in fiscal 2006, strong sales of telephones and facsimile machines led to an increased global market share for these products, while a new TV door intercom system with wireless color monitor handsets, the first product of its type, received market acclaim. In the U.S. market, Matsushita launched a High Definition Power Line Communication (HD-PLC) adapter that enables high-speed data transmission over existing power lines by simply plugging the module into an electrical outlet. In full-color digital multifunction products (MFPs), Matsushita introduced new models boasting the world’s fastest start-up time (just 15 seconds), made possible through the Company’s unique induction-heating (IH) technology, which also contributes to significant energy savings. In fiscal 2007, in home networks, the aforementioned TV door intercom systems continued to be well received by Japanese consumers. In addition, Matsushita launched its HD-PLC adapter in Europe and Japan. In office networks, Matsushita maintained one of the leading market shares for private branch exchange (PBX) products. This reflected strong sales, particularly overseas, of models that boast greater functionality and user-friendliness. Sales of new full-color digital MFPs were also favorable. In fiscal 2008, in home networks, TV door intercom systems with wireless color monitor handsets continued to be well supported by Japanese consumers. In addition, Matsushita recorded strong sales of its HD-PLC adapters. In cordless telephones, by focusing on developing overseas markets, the Company achieved cumulative sales of 100 million units in North America in fall 2007, as well as cumulative sales of 10 million units in the CIS region. In office networks, sales remained robust for PBX products offering greater functionality and user-friendliness, enabling Matsushita to maintain one of the leading market shares.

Matsushita’s automotive electronics business encompasses two priority areas: automotive multimedia equipment such as car AV and car navigation systems, and components and devices that promote safety, environmental preservation and energy efficiency. In fiscal 2006, taking the lead in the introduction of new products, Matsushita continued robust domestic sales of its Strada series connectable to digital tuners that allow viewing of high-quality terrestrial digital TV broadcasts. Overseas, the Company launched the Strada series in China. Driven by strong sales, particularly in North America, Matsushita retained its leading global position in rear-seat entertainment systems. The Company also achieved the top position in Japan for its Electronic Toll Collection (ETC) terminals with voice confirmation functions. Moreover, the Company increased sales in a variety of electrical devices including batteries for hybrid vehicles, which continue to enjoy increased demand, car-mounted cameras and smart entry systems. In fiscal 2007, Matsushita recorded strong sales of the introduction of new Strada series with standard equipped terrestrial digital TV tuner in Japan, leading to a higher share in both the automaker and consumer markets. Meanwhile, with the growing popularity of ETC systems, Matsushita’s ETC terminals continued to be well received in the Japanese market. In components and devices, the Company also increased sales of a variety of products that improve environmental performance, safety and security. In fiscal 2008, Matsushita recorded strong sales of car navigation systems, centered on the Strada series which let passengers view high-quality terrestrial digital TV broadcasts. Matsushita launched Portable Navigation Device (PND) products in Europe in October 2007 and thereafter progressively rolled out products in North America, Japan, and China, as it developed the Strada series globally and bolstered its product lineup. Sales of car audio equipment remained strong, particularly overseas sales of original equipment manufacturing (OEM) products. Amid growing use of Electronic Toll Collection (ETC) systems, which are now installed in more than 70% of the expressway toll booths in Japan, Matsushita launched the industry’s smallest ETC terminal and held onto its strong share of the domestic market.

In the system solutions business, Matsushita conducts business in a variety of fields including security systems, broadcasting systems and business solutions. In fiscal 2006, Matsushita released a series of systems and products that provide total building and area security solutions, utilizing an Integrated IP Network Platform developed in close collaboration with MEW. Within this product range, the Company’s megapixel network camera received market acclaim for its outstanding picture quality. With the establishment of an Integrated IP Network Platform Center in October 2005, Matsushita is accelerating the development of comprehensive security businesses. Other products, including payment terminals for logistics industries and product tracking systems, also contributed to increased sales. In fiscal 2007, Matsushita launched new security system products compatible with an integrated IP network platform, and a series of security products. Megapixel network cameras that realize high picture quality sold particularly well in fiscal 2007. Meanwhile, amid the spread of terrestrial digital broadcasting in Japan, Matsushita maintained its high market share in digital set-top boxes for cable TV. The Company also continued to win strong support for its HD cameras from TV broadcasters. Furthermore, the Company recorded higher sales of IC card verification and settlement systems, payment terminals for logistics industries, and wireless systems for business users. In fiscal 2008, in the security field, Matsushita posted firm sales of security systems centered on surveillance cameras, amid rising demand for video surveillance following an increase in concern about crime, strengthening of internal controls in companies, and other developments. In the broadcasting systems field, the Company secured a large market share for digital set-top boxes for cable TV broadcasts amid the spread of terrestrial digital broadcasting in Japan, achieving a cumulative total of 3 million units shipped in December 2007. Matsushita was the first in the industry to reach this mark. It also continued to win strong support for its HD cameras from TV broadcasters. In the business solutions field, Matsushita saw an increase in sales of contactless IC card reader/writer units used in multiple applications, including electronic settlement via IC card or mobile phone.

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

In the area of electric household appliances, refrigeration and air conditioning equipment, in fiscal 2006, Matsushita introduced the world’s first model of tilted-drum washer/dryer to employ a heat-pump drying system that uses no electric heater or cooling water for the drying process. The Company’s refrigerators with 50% more freezer space were also well-received in the domestic market. In fiscal 2007, Matsushita maintained its dominant share of IH cooking equipment in the Japanese market by realizing high quality through its integrated production system including IH coils. Matsushita’s air conditioners captured the leading market share in Japan owing to automatic airflow control mechanism as well as the aforementioned automatic filter cleaning and dust removal functions. In addition, Matsushita developed the U-Vacua series of high-performance vacuum insulation boasting the world’s highest level of thermal insulation. The Company boosted the storage space of refrigerators with this technology, thereby securing the leading market share in Japan. In fiscal 2008, in drum washer/dryers, Matsushita dramatically upgraded washing performance with its “Dancing laundering & drying system” that features an energy-efficient heat-pump drying system. The Company also released the air conditioners that automatically adjust air flows depending on people’s sense of temperature. In refrigerators, products equipped with “nano-e crispers,” which use nano-sized ions to penetrate all the way to the cellular level to keep cold-sensitive fruits and vegetables fresh for a long time, were well received in Japan.

In the lighting business, Matsushita significantly increased its market share in consumer-use fluorescent lamps with new models which extended its lifetime and spiral-shaped screw-in compact models in fiscal 2006. Meanwhile, the Company outperformed the industry in sales growth of LCD backlights. In fiscal 2007, Matsushita launched its Pa-look Ball Premier series, which significantly reduces electricity consumption and compares with the best in the industry in terms of energy efficiency and product lifetime. In fiscal 2008, sales rose in Japan of Matsushita’s Twin Pa-look Premier, which offers the longest life (approximately 16,000 hours) in the industry, and Pa-look Ball Premier, as household light bulbs are increasingly switched to energy-efficient ball-type fluorescent bulbs due to rising energy consciousness.

In the environmental systems business, the Company released a micro-mist sauna for the bathroom, attracting significant market acclaim in Japan, in fiscal 2006. In addition, the Company launched an ion-generating air purifier by combining the Company’s black-box technologies with those of MEW. In fiscal 2007, micro-mist saunas that employ nanometer-size water particles recorded strong sales. The Company rolled out the industry’s first dehumidifier with intelligent hybrid control, which realizes optimal levels of humidity for any season. Also, Matsushita’s strong domestic track record and technologies enabled it to win an order for an electronic dust collection system for a road tunnel in Madrid, Spain, as part of a highway extension project. In fiscal 2008, sales were driven by a strong performance in bathroom heater/dryers with a micro-mist sauna function, stemming from rising interest in healthy and comfortable living. As a result, the overall ventilation systems business retained its top share of the global market (in monetary terms). Matsushita also operated a new environmentally friendly factory with significantly reduced air conditioning costs due to an eco-friendly air conditioning system and the installation of thermal insulating material in the roof.

Components and Devices

Matsushita develops and supplies components and devices used in various products ranging from AV equipment and information and communication devices to home appliances and industrial equipment. Since components and devices are increasingly important in helping equipment become more sophisticated, smaller and lighter, and more energy efficient, Matsushita is facilitating even closer cooperation between component and device divisions and finished product divisions right from the development phase. This approach helps the Company to rapidly launch high-value-added products that meet the customer needs.

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

In fiscal 2006, Matsushita strengthened its UniPhier Integrated Platform that combines software and hardware resources across different product categories to improve R&D efficiency and design quality, and began incorporating this into SD camcorders and other products. In fiscal 2007, this platform was fully extended to digital product categories such as plasma TVs, DVD recorders and mobile phones. The wider use of UniPhier is allowing Matsushita to dramatically increase product development speed and reduce development costs. It is also playing a major role in realizing a high level of reliability thanks to the reuse of tried and tested software.

In addition to the system LSI field, distinct products in the discrete device, analog LSI and image sensor fields also supported operations in the semiconductor business during the year under review. In fiscal 2006, Matsushita began mass-producing and shipping the industry’s smallest camera modules featuring a MOS image sensor with high image quality and low power consumption. In fiscal 2008, Matsushita was the first in the world to develop highly weather-resistant technology with no color fading or losses in sensitivity by using inorganic materials in the photo diode area, and dynamic range expansion technology that enables vivid pictures of subjects with significant light-dark contrast. These technologies will enable an image sensor to function normally even under severe conditions.

In terms of manufacturing, operations in both Japan and overseas have been strengthened and expanded. In order to advance process technology for system LSIs from the conventional 0.13-micrometer process, in fiscal 2006 Matsushita commenced mass production of 65-nanometer process system LSIs using 300mm wafers, thereby achieving significant improvements in production efficiency. In fiscal 2007, Matsushita began the full-scale mass production of these 65-nanometer process system LSIs using 300mm wafers at its new Uozu plant to meet accelerated demand for high-performance digital consumer products. Matsushita promoted to further increase the volume of discrete general-purpose devices and analog LSI manufacturing at overseas plants as it works to create an optimal global manufacturing framework. In June 2007, the Company began mass production of cutting-edge 45-nanometer process system LSIs using 300mm wafers at the aforementioned Uozu plant, the first in the world. The UniPhier system LSI is used in Blu-ray disc recorders where it facilitates high-quality video recording and allows these recorders to be smaller and consume less power.

The electronic devices business operates globally with a focus on seven priority areas: capacitors, tuners, printed circuit boards, power supply products, circuit components, electromechanical components, and speakers. Aiming to meet customer needs for higher performance AV equipment, and more compact and thinner information and communication devices, Matsushita strives to develop high-value-added components. The Company is also strengthening its position in the automotive electronics field which continues to grow as cars are fitted with more electronic components. In fiscal 2006, Matsushita strengthened its lineup with products including digital TV tuners, high-fidelity speakers for flat-panel TVs, and the high-density printed circuit boards “ALIVH” (Any Layer Inner Via Hole) that help to realize more compact equipment. The Company also saw continued strong sales of circuit components for AV equipment and electromechanical components such as switches for automotive applications. In fiscal 2007, Matsushita continued to grow sales of digital TV tuners that enable exceptional picture quality, and specialty polymer aluminum electrolytic capacitors that are compact and have a high noise reduction function. The Company’s angular rate sensors, which sustained a high market share as components that improve the accuracy of car navigation systems, were also incorporated in digital cameras. In fiscal 2008, Matsushita grew sales of specialty polymer aluminum electrolytic capacitors that are compact and have a high noise reduction function. In addition, sales of power supply units for plasma TVs rose, as did sales of angular rate sensors used in car navigation systems and digital cameras and light touch switches for mobile phones. In the past, Matsushita’s Device Application Center, which has both development and sales functions, was located only in Japan, but now the Company has opened centers in the U.S., Europe, and China, to improve competitive total solutions for customers.

The battery business consists of primary batteries, including dry batteries, and rechargeable batteries, such as lithium-ion batteries. Batteries are key devices that aid the development of a wide variety of more compact, thinner and lighter products. In addition to larger capacity and longer life, batteries today have to be even safer and more reliable. In fiscal 2006, Matsushita implemented global marketing initiatives for Oxyride dry batteries, which attracted significant market acclaim particularly for use in digital equipment. In rechargeable batteries, the Company developed new lithium-ion batteries with larger capacity and the industry’s highest energy density. In fiscal 2007, in primary batteries, the aforementioned Oxyride dry battery proved popular with customers, particularly for use in digital cameras and other digital AV equipment. In rechargeable batteries, the Company focused on boosting capacity and developing new safety technology in response to customer needs for more compact notebook PCs, mobile phones and other mobile equipment that can be used for extended periods. In fiscal 2008, responding to increasing demand for electronic equipment that consumes less electricity, Matsushita developed the EVOLTA dry alkaline battery, which offers long life in a wide range of products beyond just digital AV equipment. In rechargeable batteries, in response to customer needs for more compact notebook PCs, mobile phones, and other mobile equipment that can be used for extended periods, the Company focused on enhancing its high-capacity lithium-ion batteries, as well as pursuing even safer rechargeable batteries.

In electric motors, Matsushita supplies products that meet growing market needs in terms of efficiency, noise reduction and compact design. These motors are incorporated into various products, including home appliances, AV equipment and industrial equipment. In fiscal 2006, Matsushita facilitated close cooperation with finished product divisions, supplying motors for not only conventional products, but also new products such as tilted-drum washer/dryers and DVD recorders, as well as commencing production of compressor motors in China. In fiscal 2007, sales of FA servo motors, motors for vacuum cleaners and compact brushless motors used in game consoles were strong. The electric motors business promoted the use of motors produced in-house in tilted-drum washer/dryers, optical disc drives and other new products. In fiscal 2008, strong sales were recorded in FA servo motors, small motors used in air conditioners, motors for vacuum cleaners, and compact brushless motors used in game consoles. The electric motors business also enhanced cooperation with finished product divisions, leading to the use of motors and motor drivers produced in-house in the Company’s tilted-drum washer/dryers, electronic component mounting machines, and other new products.

MEW and PanaHome

This segment includes Matsushita Electric Works, Ltd. (MEW), PanaHome Corporation (PanaHome) and their respective subsidiaries.

MEW manufactures, sells, installs and provides services related to a wide variety of products. These include electrical construction materials, home appliances, building products, electronic and plastic materials and automation controls. In fiscal 2006, MEW, through collaboration with Matsushita, attracted market acclaim with new Collaboration V-products in housing materials and equipment, including bathroom systems, modular kitchens and modular furniture systems for home theaters. In electrical construction materials, sales grew steadily in energy-efficient lighting fixtures featuring audio feedback functions, along with household fire alarm devices. In fiscal 2007, MEW recorded sales gains for a number of products in electrical construction materials. In addition to a substantial increase in sales of home fire alarms, MEW saw strong sales of security equipment such as room access control systems, as well as atmospheric lighting and highly efficient lighting fixtures. In building products, sales of all-electric homes and interior furnishings such as modular furniture were robust, as were those of exterior finishing materials such as photocatalytic self-cleaning cladding. In home appliances, amid rising public interest in health and beauty, MEW reported particularly strong sales increases for the JOBA horseback-riding fitness machine and aesthetic products. In fiscal 2008, the electrical construction materials business unit at MEW recorded a rise in sales of home fire alarms, while sales of high-performance products, including wiring devices and home-use distribution panelboards designed for all-electric homes, were strong. Moreover, the Lifinity electrical facility networking system for home safety was popular with customers, as were energy-saving wiring devices outfitted with sensors. Other popular products include lighting devices sporting electrodeless light sources with 60,000-hour lifespans, as well as devices that provide the light of two conventional lamps via a new light source and a special inverter. In the home appliances business, aesthetic products such as nanocare facial ionic steamers won strong market acceptance. In building products, meanwhile, the self-cleaning A La Uno toilet, which is made from a new material that resists dirt, recorded higher sales, as did modular bathrooms systems for collective housing, which help create a pleasant living environment. In the electronic and plastic materials business, sales of environmentally friendly products like multilayer printed circuit board materials and semiconductor encapsulation materials grew significantly. Meanwhile, the automation controls business saw strong sales of automotive devices and other products.

PanaHome’s operations are primarily focused on detached housing, asset and property management, and home remodeling. In all these businesses, to provide living spaces that are friendly to both people and the environment, the company’s product strategies are guided by the basic “Eco-life Home” concept, which advocates all-electric homes with an emphasis on safety, security, health, comfort, and high energy efficiency. In fiscal 2006, PanaHome began marketing an “Eco-life” Home which is particularly suited to cold weather regions. In the asset and property management business, PanaHome met the diversified needs of varied tenant segments, established a structure for providing design recommendations for rental homes, and enhanced its business proposals aimed at landowners. In fiscal 2007 in the detached housing business, PanaHome enhanced its lineup of EL SOLANA homes, aiming to realize environments where residents can live in health and comfort by offering a wider choice of equipment and fittings such as solar power generation systems and photocatalytic external wall tiles. In the home remodeling business, the company offered living spaces designed around its “Eco-life Reform” concept and took other steps to enhance its consulting-based sales approach. In fiscal 2008 in the detached housing business, PanaHome released a variety of new products, all of which received high praise. These products included SOLANA Bianca, a “white tile home” made possible with photocatalytic tiles, and SOLANA eu Lucia, a home that is easy to keep clean and tidy and fun to live in due to an efficient design that facilitates ease of movement. In the asset and property management business, PanaHome became first in the Japanese housing industry to offer an all-electric rental apartment home series called EL MAISON NEXT, which has photocatalytic tiles on its exterior walls, ensuring that homes look as good as when they were built for a long time. They also boast impressive earthquake resistance. In addition, PanaHome created a framework enabling it to handle all aspects of land asset utilization for its customers. At the same time, PanaHome restructured production and downsized its workforce as part of structural reforms geared toward optimizing the use of business resources in order to strengthen operations from a medium- to long-term standpoint.

JVC

The JVC segment consists of businesses of Victor Company of Japan, Ltd. and its group companies. In August 2007, Victor Company of Japan Ltd. and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries. Accordingly, the accounting for JVC shareholdings as an equity method investment is recorded in equity in earnings (losses) of associated companies.

Other

In the factory automation (FA) business, Matsushita aims to contribute to the development of client businesses through innovative manufacturing processes in circuit manufacturing technology. As mobile phones, notebook PCs, digital AV equipment and other products get smaller, thinner, and more sophisticated, Matsushita is working to provide customers with the latest mounting processes and solutions, spanning everything from component insertion to wafer processing, to help increase productivity. In fiscal 2006, Matsushita reported continued steady sales growth in the electronic component mounting business and semiconductor mounting business. In addition, Matsushita developed the Integrated Process Assembly Cell (IPAC), a modular line that combines electronic component and semiconductor mounting in one platform. In fiscal 2007, Matsushita enhanced its product lineup in the electronic component mounting business. This included upgrading its high-speed modular placement machines, introducing new ultra-high-speed models and providing more products for small- and medium-scale manufacturing. In the semiconductor mounting business, the Company launched high-speed die bonders and other products that feature both high precision and high productivity. In fiscal 2008, the electronic component mounting business maintained a leading global position by enhancing its lineup of mainstay high-speed modular placement machines in response to various market needs. In the semiconductor mounting business, Matsushita released new products that enable multiple mounting and mounting of high-brightness LEDs. Moreover, as manufacturing-related needs continue to diversify, the FA business created a global testing framework for supporting prototyping and production method development overseas to help it provide customers with optimized solutions.

MARKETING CHANNELS

The table below shows a breakdown of Matsushita’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2008		2007		2006
Japan	4,545	50%	4,616	51%	4,611	52%
North and South America	1,251	14	1,381	15	1,387	16
Europe	1,213	13	1,218	13	1,114	12
Asia and Others	2,060	23	1,893	21	1,782	20

Total	9,069	100%	9,108	100%	8,894	100%

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

Overseas Operations

Worldwide, Matsushita has 556 consolidated companies as well as 139 companies which are accounted for by the equity method. International marketing and sales of Matsushita’s products are handled mainly through its sales subsidiaries and affiliates located in respective countries or regions in coordination with business domain companies and regional headquarter companies. In some countries, however, marketing and sales are handled through independent agents or distributors, depending on regional characteristics. Additionally, certain products are also sold on an OEM basis and marketed under the brand names of third parties.

Overseas sales represented approximately 50% of the Company’s total consolidated sales in fiscal 2008.

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

In an attempt to improve operational efficiency and to reduce parts and materials costs, Matsushita has been increasing centralized purchasing at its headquarters for materials commonly used in many product divisions throughout Matsushita, such as steel, plastics, semiconductors and electronic components, while at the same time accelerating the initiatives to standardize parts and materials. Such efforts are coordinated by the Global Sourcing Centre established in April 2003. At the business domain company level, an increasing focus has been put on centralized purchasing for parts and materials commonly used in factories within each business domain company.

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

For example, Matsushita’s patents related to MPEG2 technology, which is widely used in digital TVs, are licensed to other companies through MPEG LA LLC. Patents which are essential to DVD technology are licensed as a part of the joint licensing program operated by seven Japanese and U.S. companies. Furthermore, the Company’s patents relating to CD technology are licensed to many manufacturers. Further, Matsushita has non-exclusive cross-license agreements with Samsung Electronics Co., Ltd. for semiconductor technology and with Sharp Corporation for mobile phone technology.

Matsushita is a licensee under various license agreements which cover a wide range of products, including AV products, computers, communications equipment, semiconductors and other components. Matsushita has non-exclusive patent license agreements with, among others, Thomson Licensing Inc. and Thomson Licensing S.A. covering a broad range of products, including TVs, VCRs and DVD products. Matsushita has non-exclusive patent cross-license agreements with, among others, Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Further, Matsushita has a non-exclusive patent cross-license agreement with Eastman Kodak Company covering digital still camera, camcorder and mobile phones.

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

Also, with the development of digital and networking technologies, competition in terms of the so-called de facto standard has become crucial. In response, Matsushita has been strengthening its efforts toward alliances with leaders not only in the electronics industry but also the software, devices, broadcasting, communications services and other diverse industries.

GOVERNMENT REGULATIONS

Like other electronics manufacturers, Matsushita is subject to government regulations related to the environment issues.

To comply with recycling laws both in Japan and other countries/regions, Matsushita is actively taking measures. The Company has established an efficient system to collect and recycle used home appliances, comprising air conditioners, TVs, refrigerators and washing machines in compliance with the Law for Recycling of Specified Kinds of Home Appliances in Japan effective April 1, 2001. And the Company established the Matsushita Eco Technology Center Co., Ltd. not only to dismantle used products and recycling scrapped materials, but also to promote research and development of recycling technology. In Europe, the Waste Electrical and Electronic Equipment (WEEE) Directive designed to promote recycling came into force since August 2005. Preparing for mandatory recycling under the WEEE directive, Matsushita established Ecology Net Europe GmbH (ENE) in Germany in April 2005. The Company promotes construction of networks connecting manufacturers, recycling companies and hauling companies through ENE. In the U.S., Panasonic Corporation of North America, which is a regional company of Matsushita has established a new electronic product recycling management company, Electronics Manufacturers Recycling Management Company, LLC (MRM) with other manufacturers to satisfy requirements enacted in July 2007 in the state of Minnesota. Although MRM’s initial focus is to collects products in Minnesota, plans are in development to expand its activities to other states with electronic product recycling mandates. Through these efforts, Matsushita is carrying out its compliance programs not only to meet the requirements demanded by legislations, but also to establish cost efficient systems that will further enhance its competitive edge.

In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyl (PCB) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility in Japan. The applicable laws in Japan require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of approximately 11 billion yen by March 31, 2008 for necessary actions, such as investigation on whether the PCB equipment is buried at the facilities by excavating, maintaining and disposing the PCB equipment that is already discovered, and soil remediation. Although it represents management’s best estimate or minimum of the cost, the payments are not considered to be fixed and determined.

To deal with climate change issues, various kinds of measures have been taken worldwide, especially those for energy efficiency of products. In Japan, the Energy Conservation Law was revised in 1999, and “top-runner standard” was introduced, which aims to continuously increase energy consumption efficiency. The Program uses a value of the product with the highest energy consumption efficiency on a market at the time of the standard establishment process as a target value for a goal year. An area of targeted products has been expanding, and a standard gets stringent if necessary. Other countries/regions, such as the European Union, the United States, China, Korea, and Australia also have regulations for energy conservation improvement (energy-saving standards and labeling systems) for home appliances and AV products. Matsushita takes a proactive measure to comply with these requirements, and further promotes development of energy-saving products.

Also, Matsushita is promoting its initiatives for directives relevant to chemical substances management. In Europe, the RoHS Directive that bans the sales of electrical and electronic equipment using six specified hazardous substances (Lead, Mercury, Cadmium, Hexavalent chromium, Polybrominated biphenyls, Polybrominated diphenyl ethers) from the EU market has come into force in February 2003. The Company completed initiatives for the non-use of the abovementioned six specified hazardous substances in its target products* (31,400 models) by the end of October 2005, in order to reduce possible contamination by these substances after products are disposed of. And the Registration, Evaluation, Authorisation and Restriction of Chemical Substances (REACH) came into force in June 2007. The REACH requires all chemicals of one ton or more in volume that are manufactured in or imported into the European Union each year to be tested for health and safety and registered with a central European authority. In Japan, the Law Concerning the Examination and Regulation of Manufacture, etc of Chemical Substances were introduced in 1973, and revised in 1986 and 2003. It aims for preventing pollution of the environment by chemical substances with persistent harmful properties by establishing a system of examination by regulating target substances manufactured, imported and used. In the revised Law for the Promotion of Effective Utilization of Resources in Japan, it is required for manufacturers to disclose information about targeted chemical substances same as the EU RoHS substances contained in 7 specific products (air conditioners, refrigerators, television sets, personal computers, laundry machines, microwaves, and clothing dryers) by attaching a label. In China, Management Methods on the Control of Pollution from Electronic Information Products, commonly known as “China RoHS,” took effect from March 1, 2007. This applies to electronic information products imported or manufactured in China, that are sold on the Chinese market. Restricted substances are the same as the 6 EU RoHS substances, and it is required to disclose information about substances contained in products by placing a label on a product packaging. Matsushita is carrying out its compliance programs to meet the requirements of relevant regulations.

The Company is subject to a number of other government regulations in Japan and overseas as mentioned above, but overall, it presently manages to operate its businesses without any significant difficulty or financial burden in coping with them.

*	Excluding products that use materials and components with no feasible alternatives or suppliers, for example products or material/components commonly used in other industries (e.g. housing materials, bicycles). Also excluding components/materials for which applications to be exempted from the RoHS Directive have been submitted to the EU by the end of October 2005.

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

In order to maintain production, sales and service activities effectively in broad business areas as a comprehensive electronics manufacturer, Matsushita has been operating under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on Groupwide strategic functions. In January 2003, Matsushita launched a new business domain-based organizational structure, and introduced new Group management control systems from April 1, 2003. Under this new structure, each business domain company, either an internal divisional company of the parent company or a subsidiary, takes full responsibility in its own business area, thereby establishing an autonomous management structure that expedites self-completive business operations to accelerate growth. On April 1, 2004, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Accordingly, the Company successfully eliminated overlaps in R&D, manufacturing and sales, thereby creating an optimum Group structure that facilitates the effective use of management resources to achieve growth strategies. JVC (Victor Company of Japan Ltd. and its subsidiaries) became associated companies under the equity method from consolidated subsidiaries in August 2007.

Matsushita’s consolidated financial statements as of March 31, 2008 comprise the accounts of 556 consolidated companies, with 139 companies reflected by the equity method.

Principal divisional companies and subsidiaries as of March 31, 2008 are as listed below:

(1)	Internal divisional companies of Matsushita Electric Industrial Co., Ltd.:

Name of internal divisional company
Panasonic AVC Networks Company
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Matsushita Home Appliances Company
Lighting Company
Semiconductor Company
Motor Company

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
Matsushita Electric Works, Ltd.	52.1%
Matsushita Plasma Display Panel Co., Ltd.	75.0
Panasonic Communications Co., Ltd.	100.0
PanaHome Corporation	54.6
Panasonic Electronic Devices Co., Ltd.	100.0
Panasonic Mobile Communications Co., Ltd.	100.0
Panasonic Factory Solutions Co., Ltd.	100.0
Matsushita Ecology Systems Co., Ltd.	100.0
Matsushita Refrigeration Company	100.0
Matsushita Battery Industrial Co., Ltd.	100.0
Panasonic Shikoku Electronics Co., Ltd.	100.0
IPS Alpha Technology, Ltd.	44.9

(3)	Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Panasonic Corporation of North America	U.S.A.	100.0%
Panasonic Europe Ltd.	U.K.	100.0
Panasonic AVC Networks Czech, s.r.o.	Czech Republic	100.0
Panasonic Asia Pacific Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Singapore Pte. Ltd.	Singapore	100.0
Panasonic Communications Philippines Corporation	Philippines	100.0
Panasonic Taiwan Co., Ltd.	Taiwan	69.8
Panasonic Corporation of China	China	100.0
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	China	67.8

D.	Property, Plants and Equipment

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Matsushita’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. The Company considers all of its factories well maintained and suitable for current production requirements.

The following table sets forth information as of March 31, 2008 with respect to manufacturing facilities:

Location	Floor Space (thousands of square feet)	Principal Products Manufactured
Osaka	10,641	Plasma TVs, DVD products, washing machines, other home appliances, information equipment, industrial equipment, components, batteries, kitchen fixtures, building products.
Shiga	6,183	Air conditioners, refrigerators, compressors, vacuum cleaners, other home appliances, building products, housing products.
Hyogo	5,999	Plasma TVs, PCs, cooking appliances, components.
Toyama	2,478	Semiconductors, components.
Okayama	2,116	Camcorders, components.
Kyoto	2,053	Semiconductors, components, lighting products.
Ibaraki	2,048	Building products, housing products.
Tochigi	1,925	LCD TVs, building products.
Kanagawa	1,833	Communications, car AV equipment, batteries.
Nara	1,731	Home appliances, gas equipment.
Shikoku	3,016	Video cameras, housing products.
Kyushu	4,002	Information and communications equipment, components, industrial equipment, building products.
North America	3,037	Plasma TVs, home appliances, DVD discs, car audio equipment, communications equipment, components, batteries, automation controls, lighting products.
Europe	3,462	Plasma TVs, LCD TVs, car audio equipment, home appliances, components, information and communications equipment, automation controls, lighting products.
Asia (excluding China)	21,783

Plasma TVs, DVD products, audio equipment, air conditioners, refrigerators, other home appliances, components, semiconductors, information and communications equipment, industrial equipment, compressors, batteries, electronic and plastic materials, lighting products.

China	12,584

Plasma TVs, DVD products, audio equipment, air conditioners, washing machines, other home appliances, car audio equipment, communications equipment, semiconductors, industrial equipment, compressors, components, batteries, automation controls, electronic and plastic materials.

Other	21,296

LCD TVs, home appliances, industrial equipment, components, semiconductors, video and audio equipment, batteries, information and communications equipment, lighting products, automation controls, building products.

Total	106,187

Substantially all of the above facilities and properties are fully owned by the Company.

In addition to its manufacturing facilities, Matsushita’s properties all over the world include sales offices located in various cities with an aggregate floor space of approximately 7.0 million square feet, research and development facilities with an aggregate floor space of approximately 6.4 million square feet, employee housing and welfare facilities with an aggregate floor space of approximately 10.0 million square feet, and administrative offices with an aggregate floor space of approximately 21.4 million square feet.

As of March 31, 2008, Matsushita leased approximately 32.4 million square feet of floor space, most of which was for sales office space.

Substantially all of Matsushita’s properties are free of material encumbrances and Matsushita believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2008, there was no material problem, regarding both the productive capacity and the extent of utilization of the Company’s properties.

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

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2008 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

Matsushita is one of the world’s leading producers of electronic and electric products. Matsushita currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of Matsushita’s products are marketed under “Panasonic,” its principle brand name, and several other brand names, including “National,” “Technics,” and “PanaHome.” However, upon resolution of the ordinary general meeting of shareholders held in June 26, 2008, the Company decided to change its company name to “Panasonic Corporation” as of October 1, 2008. Upon the company name change, Matsushita will undertake its brand name change from the “National” brand, used for home appliances and housing equipment in Japan, and “Technics” brand, used for audio equipment, to the “Panasonic” brand by the end of fiscal 2010, ending March 31, 2010. Subsequently, the “National” brand will be abolished and the “Technics” brand will be used only for specific audio products. Accordingly, the corporate brands will be “Panasonic” and “PanaHome.”

Matsushita divides its businesses into five segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome and Other. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “Components and Devices” includes semiconductors, general electronic components, batteries and electric motors. “MEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Other” includes FA equipment and other industrial equipment.

JVC issued and allocated new shares of its common stock to third parties on August 10, 2007. As a result, Matsushita’s shareholding of JVC decreased from 52.4% to 36.8%, and JVC and its subsidiaries became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter. Given JVC’s equity method investment status, the income statement and balance sheet impact of JVC is expected to decrease significantly in future periods and insignificant compared to both existing business segment reporting and consolidated income before income taxes. The provisions of SFAS No.131 in these circumstances are not applicable to insignificant entities and accordingly, sales and profit in the JVC segment are no longer reported subsequent to the date of deconsolidation.

Economic environment

The Japanese economy over the last three fiscal years continued steady growth. In the year ended March 31, 2006, the overall economic situation in Japan continued a moderate recovery trend due mainly to favorable exports and increased capital investment, as well as favorable consumer spending. In the year ended March 31, 2007, the Japanese economy maintained a recovery trend as a result of favorable exports and increased capital investment. In the year ended March 31, 2008, the Japanese economy for the first half maintained a trend toward recovery with an improvement in consumer spending, but for the second half the Japanese economy slowed down, as a result of negative factors such as rising prices for crude oil and raw materials, and a stronger yen against the U.S. dollar.

The overseas economy, in the year ended March 31, 2006, was favorable overall with strong growth in the U.S. and China. In the year ended March 31, 2007, the U.S. economy, despite a decrease in housing investment, continued growth with robust consumer spending and an increase in capital investment. Meanwhile, in major European countries, there was a trend toward moderate economic recovery with increased consumer spending. In Asia, the Chinese economy maintained a high growth. In the year ended March 31, 2008, the U.S. economy proved sluggish in the second half of fiscal 2008 since the subprime loan problem in the U.S. led to downturns in both housing investment and consumer spending. Meanwhile, European economy, although economic growth continued for the first half, slowed down in the second half of fiscal 2008, due mainly to a downturn in consumer spending. In Asia, the Chinese economy maintained a high growth rate due mainly to favorable export.

Condition of foreign currency exchange rates and Matsushita’s policy

Foreign currency exchange rates fluctuated during the three-year period ended March 31, 2008. In the year ended March 31, 2006, the Japanese yen was weak against the U.S. dollar and the euro. Meanwhile, in the year ended March 31, 2007, the Japanese yen continued to be weak against the U.S dollar and euro. In the year ended March 31, 2008, there was a sharp increase in the Japanese yen against the U.S. dollar. In order to alleviate the effects of currency-related transaction risks, Matsushita has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Matsushita has also increased matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operations’ functional currencies.

Initiatives implemented by Matsushita

Under the aforementioned economic environment, Matsushita worked to strengthen manufacturing as its basic approach for steady growth. In order to become a manufacturing-oriented company-one that combines all the business activities of the Group toward the launch of products and contributes to the creation of the customer value. Matsushita promoted wider collaboration across business fields and operating regions, and worked to reform the entire process of product creation, including design, quality control, procurement, logistics, overseas sales and other areas of its operations. Specifically, Matsushita continued to strengthen V-products, which are the core of its growth strategies and make a significant contribution to overall business results in order to boost their market shares. With regard to the strategic plasma display panel (PDP) business, Matsushita started operation of its fourth domestic PDP plant in June 2007, and began construction of its fifth in November 2007. In addition, Matsushita implemented initiatives to achieve double-digit growth in overseas sales of consumer products. To accelerate growth in emerging markets as well as the U.S. and Europe, the Company established a framework to boost sales in Russia, Brazil, and India, and also promoted cutting-edge products.

Summary of operations

Matsushita’s consolidated sales and earnings results during the last three fiscal years, reflecting the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2006, net sales increased 2% to 8,894 billion yen, led by favorable sales of digital AV equipment and home appliances, especially V-products. The sales increase combined with comprehensive cost reduction efforts contributed to the profit gains, sufficient to offset the negative factors such as rising raw materials prices and ever-intensified global price competition. In addition, the Company incurred 37 billion yen in expenses associated with the implementation of early retirement programs, 85 billion yen as impairment losses associated with the CRT TV-related subsidiaries which face sharp declines in global demand and other businesses and 25 billion yen as expenses associated with a recall of certain kerosene fan heaters, which the Company manufactured and sold in Japan between 1985 and 1992. Meanwhile, the Company recorded a 79 billion yen gain on sale of securities and 23 billion yen gain related to the liquidation of a consolidated subsidiary, MEI Holding Inc. (MHI), a company holding Universal Studios-related shares. Reflecting all these factors, and the adverse effects of equity in losses of 51 billion yen mainly associated with CRT TV-related associated companies, the Company recorded a net income of 154 billion yen.

In fiscal 2007, net sales increased 2% to 9,108 billion yen, due mainly to an increase in sales of digital products such as flat-panel TVs in Japan and overseas. Regarding earnings, despite the effects from rising raw materials prices and ever-intensified global price competition, an increase in sales, cost rationalization and a weaker yen contributed to earnings gains. In addition, the Company recorded gains on the sale of the investments regarding cable broadcasting business and gains on sales of tangible fixed assets, and incurred restructuring expenses, including 14 billion yen associated with the implementation of early retirement programs, and 49 billion yen as impairment losses. Reflecting all these factors, and the increases in provision for income taxes and minority interests due to increased profits in MEW and PanaHome, and the effect of one-time charge incurred in fiscal 2006 at certain subsidiaries, as well as a sharp increase in equity in earnings of associated companies mainly as a result of the consolidation of CRT TV-related associated companies on March 1, 2006, which incurred losses associated with the implementation of large-scale restructuring initiatives a year ago. Accordingly, the Company recorded a net income of 217 billion yen.

In fiscal 2008, net sales amounted to 9,069 billion yen, mostly the same level from the previous year. In real terms except JVC (Victor Company of Japan, Ltd. and its subsidiaries), the Company cited sales gains in all segments, due mainly to favorable sales in digital AV products and white goods. Regarding earnings, despite the effects from rising prices for crude oil and other raw materials, and ever-intensified global price competition, sales gains excluding the effect of JVC and the cost reduction efforts including materials costs and fixed costs led to the earnings gains. In addition, the Company incurred 33 billion yen as expenses associated with the implementation of early retirement programs and 32 billion yen as impairment losses on the investments, as well as 45 billion yen as impairment losses from tangible fixed assets. Reflecting all these factors and a decrease in provision for income taxes, the Company recorded a net income of 282 billion yen, up 30% from the previous year.

Key performance indicators

The following are performance measures that Matsushita believes are key indicators of its business results for the last three fiscal years.

	Yen (billions) (%)
	Fiscal year ended March 31,
	2008	2007	2006
Net sales	9,069	9,108	8,894
Income before income taxes to net sales ratio	4.8%	4.8%	4.2%
Research and development costs to net sales ratio	6.1%	6.3%	6.3%
Total assets	7,444	7,897	7,965
Stockholders’ equity	3,742	3,917	3,788
Stockholders’ equity to total assets ratio	50.3%	49.6%	47.6%
Return on equity	7.4%	5.6%	4.2%
Capital investment	449	418	346
Free cash flow	405	(35)	982

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

Matsushita’s management also believes that this indicator provides useful information when it is compared with depreciation expenses, which are shown in Note 15 of the Notes to Consolidated Financial Statements, for purposes of evaluating the replacement of PP&E. This indicator is, however, subject to the limitation that capital investments may not produce future returns (because current expenditures may not provide an efficient use of capital) and may also be subject to impairment. Also, this indicator is subject to the limitation that it may not represent the true cost of maintaining the Company’s portfolio of PP&E as it excludes expenditures for repairs and maintenance, operating leases, and intangible assets that may be integral to the use of PP&E. Matsushita compensates for these limitations by referring to this indicator together with relevant U.S. GAAP financial measures, such as capital expenditures, depreciation and amortization, shown in its consolidated statements of cash flows, to present an accurate and complete picture for purposes of capital expenditure analysis.

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment:

	Yen (billions)
	Fiscal year ended March 31,
	2008	2007	2006
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	419	411	357
Effects of timing difference between acquisition dates and payment dates	30	7	(11)

Capital investment	449	418	346

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

The following table shows a reconciliation of free cash flow to net cash provided by operating activities:

	Yen (billions)
	Fiscal year ended March 31,
	2008	2007	2006
Net cash provided by operating activities	466	533	575
Net cash provided by (used in) investing activities	(61)	(568)	407

Free cash flow	405	(35)	982

Details of Matsushita’s consolidated sales and earnings results were as follows:

Year ended March 31, 2008 compared with 2007

(1)	Sales

Consolidated group sales for fiscal 2008 amounted to 9,069 billion yen, mostly the same level from 9,108 billion yen in the previous fiscal year. Explaining fiscal 2008 results, the Company cited sales gains in all business segments except JVC (Victor Company of Japan, Ltd. and its subsidiaries), due mainly to favorable sales in digital AV products and white goods. (For further details, see “(10) Results of Operations by Business Segments” of this section.) The electronics industry in the fiscal year ended March 31, 2008 faced severe business conditions in Japan and overseas, due mainly to ever-rising prices for crude oil and other raw materials, and continued price declines caused by continuously intensifying global competition, mainly in digital products. Under these circumstances, the Matsushita Group worked to accelerate growth strategies in fiscal 2008, the first year of the new three-year mid-term management plan GP3. Specifically, Matsushita continued to strengthen V-products, which are the core of its growth strategies and make a significant contribution to overall business results in order to boost market shares. With regard to the strategic plasma display panel (PDP) business, Matsushita started operation of its fourth domestic PDP plant in June 2007, and began construction of its fifth in November 2007. In addition, Matsushita implemented initiatives to achieve double-digit growth in overseas sales of consumer products. To accelerate growth in emerging markets as well as the U.S. and Europe, the Company established a framework to boost sales in Russia, Brazil and India, and also promoted its cutting-edge products. These initiatives contributed to an increase in sales, as mentioned above.

Domestic sales amounted to 4,545 billion yen, down 2% from 4,616 billion yen a year ago. Although favorable sales were recorded mainly in digital AV products as a result of a significant contribution of V-products, this result is due primarily to the effects of JVC as mentioned above. Overseas sales increased 1% to 4,524 billion yen, from 4,492 billion yen in fiscal 2007, ended March 31, 2007. Despite the effects of JVC, favorable sales in all business segments except JVC led to an increase in overseas sales.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2008, cost of sales amounted to 6,377 billion yen, mostly the same level from the previous year, while net sales remained the same level. Negative effects such as rising prices for raw materials were offset mainly as a result of the rationalization of materials costs. Selling, general and administrative expenses were down 4% to 2,172 billion yen compared to the previous year, due mainly to comprehensive cost reduction efforts.

(3)	Interest Income, Dividends Received and Other Income

In fiscal 2008, interest income increased 12% to 34 billion yen, and dividends received increased 36% to 10 billion yen. In other income, in addition to gains on sales of tangible fixed assets, the Company recorded 15 billion yen gain on the sale of the investments.

(4)	Interest Expense, Goodwill Impairment and Other Deductions

Interest expense decreased 3% to 20 billion yen, owing primarily to a reduction in short-term borrowings. In other deductions, compared with 20 billion yen of restructuring charges in fiscal 2007, the Company incurred 40 billion yen including 33 billion yen as expenses associated with the implementation of early retirement programs, 32 billion yen as write-down of investment securities, and 45 billion yen as other impairment losses on long-lived assets related to fixed assets, compared with the previous year’s 49 billion yen including 19 billion yen as other impairment losses on long-lived assets and a loss of 30 billion yen as goodwill impairment. (For further details, see Notes 3, 4, 6, 7, and 14 of the Notes to Consolidated Financial Statements.)

(5)	Income before Income Taxes

As a result of the above-mentioned factors, income before income taxes for fiscal 2008 decreased 1% to 435 billion yen, compared with 439 billion yen in fiscal 2007, while the ratio to net sales were 4.8%, the same level from the previous year.

(6)	Provision for Income Taxes

Provision for income taxes for fiscal 2008 amounted to 115 billion yen, a significant improvement compared with 192 billion yen in the previous year. The effective tax rate to income before income taxes declined to 26.3%, down 17.4% from 43.7% a year ago. This improvement was due mainly to a strategic merger of domestic device businesses in order to reinforce manufacturing competitiveness such as strengthening of cost competitiveness by seeking streamlining and efficiency of operations which consequently resulted in the utilization of net operating loss carryforwards to which a deferred tax asset valuation allowance was provided for in previous years, an improvement in general profitability of certain subsidiaries which resulted in the reversal of a portion of deferred tax valuation allowance as improvement in future profitability is projected to allow for the utilization of net operating carryforwards in these subsidiaries, and a decrease in tax expenses associated with tax benefits generated through certain business reorganizations. This decrease in the effective rate is a non-recurring event. (For further details, see Notes 10 of the Notes to Consolidated Financial Statements.)

(7)	Minority Interests

Minority interests amounted to 29 billion yen for fiscal 2008, compared with minority interests of 31 billion yen in fiscal 2007. This result was due mainly to decreased profits in Victor Company of Japan, Ltd. and its subsidiaries for the period when these companies were consolidated subsidiaries of Matsushita.

(8)	Equity in Losses of Associated Companies

In fiscal 2008, equity in earnings of associated companies amounted to losses of 10 billion yen, from the previous year’s gains of 1 billion yen. This result is due mainly to losses in Victor Company of Japan, Ltd. and its subsidiaries which became associated companies under the equity method in August 2007, and lower profit in a joint-venture of LCD panels with Toshiba.

(9)	Net Income

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net income of 282 billion yen for fiscal 2008, an increase of 30% from 217 billion yen in the previous year.

(10)	Results of Operations by Business Segment

Results of operations by business segment for fiscal 2008, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2008	2007	Percent change
Sales:
AVC Networks	4,320	4,064	6%
Home Appliances	1,316	1,247	6
Components and Devices	1,399	1,378	2
MEW and PanaHome	1,910	1,859	3
JVC	183	646	(72)
Other	1,536	1,484	4
Eliminations	(1,595)	(1,570)	—

Total	9,069	9,108	0%

Segment profit:
AVC Networks	252	220	15%
Home Appliances	87	83	4
Components and Devices	105	100	5
MEW and PanaHome	96	79	22
JVC	(10)	(6)	—
Other	64	61	6
Corporate and eliminations	(75)	(77)	—

Total	519	460	13%

*	The healthcare business was transferred to Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the segment information for fiscal 2007 has been reclassified to confirm with the presentation for the year ended March 31, 2008.

AVC Networks sales increased 6% to 4,320 billion yen, compared with 4,064 billion yen in the previous year. Within this segment, sales of video and audio equipment increased, due mainly to strong sales of digital AV products, such as flat-panel TVs and digital cameras. Regarding TVs, the VIERA series recorded a significant increase in sales from the previous year, due primarily to expanding demand for large-sized, full high-definition (HD) models amid the global progress of digital broadcasting. Sales of LUMIX series of digital cameras significantly increased, due mainly to strong sales of new models that feature an automatic iA (Intelligent Auto) mode, which include functions such as a “face detection” system that automatically chooses settings optimal for each condition. Meanwhile, sales of information and communications equipment also increased as a result of favorable sales of automotive electronics and mobile phones. Sales of automotive electronics such as car AV and the Strada series of car navigation systems remained strong, and sales of mobile phones significantly increased due mainly to strong demand for models with high-resolution screens for watching “One Segment” broadcasting.

With respect to this segment, profit improved 15% from 220 billion yen in fiscal 2007, to 252 billion yen for fiscal 2008, which is equivalent to 5.8% against sales. This increase was attributable mainly to expanded sales in flat-panel TVs, digital cameras, automotive electronics equipment and mobile phones, as well as cost rationalization effects. Particularly in plasma TVs, despite price declines under ever-intensified global competition, the Company expanded lineups of full HD models and comprehensive cost reduction efforts including curbing materials costs. These factors, as well as a significant improvement of profitability in mobile phones, led to double-digit profit growth in this segment.

Sales of Home Appliances increased 6% to 1,316 billion yen, compared with 1,247 billion yen in the previous year. Within Home Appliances, sales gains were recorded mainly in air conditioners and refrigerators, as a result of strong sales in high value-added products that leverage Matsushita’s proprietary technologies. These products include air conditioners that automatically adjust air flows depending on people’s feeling of temperature and refrigerators featuring “nano-e crispers” that keep vegetables and other cold-sensitive foods fresh with nano-e technology.

Profit in this segment rose 4% from 83 billion yen in fiscal 2007, to 87 billion yen for fiscal 2008, or 6.6% of sales. Despite the adverse effects from rising costs for raw materials including plastic materials, double-digit growth in overseas sales in air conditioners, washing machines and refrigerators as a result of a successful introduction of aforementioned unique products, as well as the effects of various cost rationalization activities, led to increased earnings in this segment.

Sales of Components and Devices increased 2% to 1,399 billion yen, from the previous year’s 1,378 billion yen, mainly as a result of favorable sales in general electronic components, semiconductors, batteries. In general electronic components, sales gains were recorded due mainly to favorable sales in angular rate sensors used for increasing precision of car navigation systems and digital cameras, specialty polymer aluminum electrolytic capacitors that are compact and have a high noise reduction function, and light touch switches used for mobile phones. In semiconductors, in addition to favorable sales of image sensors for digital cameras, a significant sales increase was recorded in system LSIs primarily for digital AV equipment. In batteries, although sales of lithium-ion batteries were weak, due mainly to a voluntary replacement of NOKIA brand lithium-ion battery pack units and a decrease in production capacity by the damage from fires in Japan, favorable sales of alkaline dry batteries led to increased sales overall.

With respect to this segment, profit increased 5% from 100 billion yen in fiscal 2007, to 105 billion yen for fiscal 2008, or 7.5% of sales. Despite the negative effects from rising prices for raw materials including coppers and aluminum, sales gains and cost rationalization efforts contributed to increased earnings in this segment. In particular, a significant profit growth was recorded in electronic components and devices, mainly as a result of strong sales in general electronic components for digital AV products and automotive electronics equipment.

Sales of MEW and PanaHome increased 3% to 1,910 billion yen, compared with 1,859 billion yen a year ago. Despite weak sales of building products as a result of a decrease in residential construction starts, sales at MEW and its subsidiaries increased from the previous year. This result is due primarily to favorable sales in electrical construction materials such as home fire alarms and high energy-efficient lighting fixtures, and electronic and plastic materials such as semiconductor encapsulation materials. At PanaHome Corporation and its subsidiaries, sluggish housing market conditions led to a slight decrease in sales.

With respect to this segment, despite the adverse effects of rising prices for raw materials including coppers and nickels, profit increased 22% to 96 billion yen, which is equal to 5.0% of sales, from 79 billion yen in the previous year, as a result of the aforementioned sales gains in electrical construction materials and electronic and plastic materials, and the comprehensive cost rationalizations including a decrease of direct material costs and fixed costs.

Sales of JVC were 183 billion yen, compared with 646 billion yen in the previous year. Victor Company of Japan, Ltd. and its subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries in August 2007. Accordingly, JVC sales for the period from then on are not included in Matsushita’s consolidated results.

With respect to this segment, losses amounted to 10 billion yen, compared with losses of 6 billion yen in fiscal 2007.

Sales in the Other segment amounted to 1,536 billion yen, up 4% from the previous year. Sales gain was recorded in factory automation equipment by expanding lineups of high-speed modular placement machines and providing optimal solutions for its customers.

With respect to this segment, profit was up 6% from 61 billion yen for fiscal 2007, to 64 billion yen, which were equivalent to 4.2% against sales in fiscal 2008. Despite severe market conditions, this result was due mainly to sales gains and cost rationalization.

(11)	Sales Results by Region

Sales results by region for fiscal 2008, as compared with the previous fiscal year, were as follows:

	Yen (billions)		Percent change
	2008	2007
Domestic Sales:	4,545	4,616	(2)%
Overseas Sales:
North and South America	1,251	1,381	(9)
Europe	1,213	1,218	0
Asia and Others	2,060	1,893	9
Total	4,524	4,492	1

Total	9,069	9,108	0%

Sales in Japan amounted to 4,545 billion yen, down 2% from 4,616 billion yen in fiscal 2007. However, the Company cited sales gains in all business segments except JVC, including favorable sales of digital AV products and automotive electronics equipment.

Overseas sales were up 1%, to 4,524 billion yen, from 4,492 billion yen in the previous fiscal year. This result, despite the effects of JVC, is due mainly to favorable sales in digital AV products and white goods.

By region, sales in the Americas amounted to 1,251 billion, down 9% from 1,381 billion yen in fiscal 2007. Although sales of flat-panel TVs, digital cameras, PCs and video broadcasting systems were favorable, sales downturns in automotive electronics and batteries, as well as the effects of JVC, led to decreased sales from the previous year for this region.

Sales in Europe amounted to 1,213 billion yen, mostly the same level from the previous year’s 1,218 billion yen. Despite the effects of JVC, sales for this region increased, due mainly to favorable sales in flat-panel TVs, digital cameras, and automotive electronics.

In the Asia and Others region, sales increased 9% to 2,060 billion yen, from the previous year’s 1,893 billion yen. In Asia (excluding China), strong sales were recorded in flat-panel TVs, digital cameras, air-conditioners and compressors, as well as semiconductors, resulting in overall sales gains. Meanwhile, in China, sales gains were recorded mainly in flat-panel TVs, air-conditioners, semiconductors and electronic components and devices, resulting in overall increased sales.

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

Domestic sales amounted to 4,616 billion yen, mostly unchanged from 4,611 billion yen a year ago. Despite sales downturns in mobile phones and JVC, sales gains were recorded mainly in automotive electronics equipment and digital AV products such as flat-panel TVs, whereby maintaining the same level from a year ago. Overseas sales were up by 5%, to 4,492 billion yen, compared with 4,283 billion yen in the previous fiscal year, due mainly to increased sales of digital AV products such as flat-panel TVs and digital cameras.

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

(4)	Interest Expense, Goodwill Impairment and Other Deductions

Interest expense decreased 4% to 21 billion yen, owing primarily to a reduction in short-term and long-term borrowings. In other deductions, compared with 49 billion yen of restructuring charges in fiscal 2006, the Company recorded 20 billion yen including 14 billion yen associated with the implementation of early retirement programs, and 30 billion yen as goodwill impairment compared with the previous year’s 50 billion yen, and 19 billion yen as other impairment losses on long-lived assets compared with 16 billion yen a year ago. (For further details, see Notes 3, 4, 6, 7 and 14 of the Notes to Consolidated Financial Statements.)

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

(10)	Results of Operations by Business Segment

Results of operations by business segment for fiscal 2007, as compared with the previous fiscal year, were as follows:

	Yen (billions)		Percent change
	2007	2006
Sales:
AVC Networks	4,064	4,005	1%
Home Appliances	1,247	1.188	5
Components and Devices	1,378	1,368	1
MEW and PanaHome	1,859	1,747	6
JVC	646	703	(8)
Other	1,484	1,315	13
Eliminations	(1,570)	(1,432)	—

Total	9,108	8,894	2%

Segment profit:
AVC Networks	220	193	14%
Home Appliances	83	75	11
Components and Devices	100	81	23
MEW and PanaHome	79	73	9
JVC	(6)	(6)	—
Other	61	62	(3)
Corporate and eliminations	(77)	(64)	—

Total	460	414	11%

*	The healthcare business was transferred to Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the segment information for fiscal 2007 and 2006 has been reclassified to confirm with the presentation for the year ended March 31, 2008.

AVC Networks sales increased 1% to 4,064 billion yen, compared with 4,005 billion yen in the previous year. Within this segment, sales of video and audio equipment increased, due mainly to strong sales of digital AV products, such as flat-panel TVs and digital cameras. Sales of information and communications equipment decreased as a result of sluggish sales in mobile phones, although sales of automotive electronics equipment were quite favorable.

With respect to this segment, profit improved 14% from 193 billion yen in fiscal 2006, to 220 billion yen for fiscal 2007, which is equivalent to 5.4% against sales. This increase was attributable mainly to expanded sales in flat-panel TVs, digital cameras, PCs and automotive electronics equipment, as well as cost rationalization effects. Particularly in plasma TVs, despite price declines under ever-intensified global competition, the Company accelerated the introduction of large-sized, full HD models and comprehensive cost reduction efforts including curbing materials costs, thereby achieving a profit growth.

Sales of Home Appliances increased 5% to 1,247 billion yen, compared with 1,188 billion yen in the previous year. Within Home Appliances, sales gains were recorded mainly in air conditioners and compressors.

Profit in this segment rose 11% from 75 billion yen in fiscal 2006, to 83 billion yen for fiscal 2007, or 6.7% of sales. Despite the adverse effects from rising costs for raw materials including plastic materials, the successful introduction of unique products, such as tilted-drum washer/dryers and air conditioners equipped with automatic filter cleaning and dust removal functions, and the effects of various cost rationalization activities, led to increased earnings in this segment.

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

Sales of MEW and PanaHome increased 6% to 1,859 billion yen, compared with 1,747 billion yen a year ago. Sales at MEW and its subsidiaries increased from the previous year with favorable sales in electrical construction products such as high-performance wiring equipment and home fire alarms, and electronic and plastic materials such as multilayer printed circuit board materials and semiconductor encapsulation materials. At PanaHome Corporation and its subsidiaries, a sales decline in detached housing as a result of sluggish housing market conditions led to a decrease in overall sales.

With respect to this segment, despite the adverse effects of rising prices for raw materials including coppers and nickels, profit increased 9% to 79 billion yen, which is equal to 4.2% of sales, from 73 billion yen in the previous year, as a result of the aforementioned sales gains and cost rationalization efforts.

Sales of JVC were 646 billion yen, down 8% from 703 billion yen in the previous year. This result was due mainly to sales downturns in DVD recorders and audio equipment in Japan, as well as sluggish overseas sales of rear-projection TVs, resulting in overall decreased sales compared with a year ago.

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

(11)	Sales Results by Region

Sales results by region for fiscal 2007, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2007	2006	Percent change
Domestic Sales:	4,616	4,611	0%
Overseas Sales:
North and South America	1,381	1,387	0
Europe	1,218	1,114	9
Asia and Others	1,893	1,782	6

Total	4,492	4,283	5
Total	9,108	8,894	2%

Sales in Japan amounted to 4,616 billion yen, mostly unchanged from 4,611 billion yen in fiscal 2006. Despite sales downturns in mobile phones and JVC, sales gains were recorded mainly in automotive electronics equipment and digital AV products such as flat-panel TVs, whereby maintaining the same level from a year ago.

Overseas sales were up by 5%, to 4,492 billion yen, from 4,283 billion yen in the previous fiscal year.

By region, sales in the Americas amounted to 1,381 billion yen, mostly unchanged from 1,387 billion yen in fiscal 2006. Although sales decreased in automotive electronics equipment, a significant year-on-year growth was shown in home appliances, flat-panel TVs, digital cameras, PCs and video broadcasting systems. Accordingly, sales for this region resulted in the same level as the previous year.

Sales in Europe increased 9% to 1,218 billion yen, from the previous year’s 1,114 billion yen. Despite decreased sales of audio equipment and mobile phones, sales gains were recorded in flat-panel TVs, digital cameras, as well as microwave ovens, resulting in an overall increase in sales for this region.

In the Asia and Others region, sales increased 6% to 1,893 billion yen, from the previous year’s 1,782 billion yen. In Asia (excluding China), strong sales were recorded in flat-panel TVs and digital cameras, as well as air-conditioners, compressors, lighting equipment, general electronic components and batteries, sufficient to offset decreased sales in semiconductors, JVC and other products, resulting in overall sales gains. Meanwhile, in China, sales gains were recorded mainly for flat-panel TVs, air-conditioners, semiconductors and electronic components and devices, resulting in overall increased sales.

B.	Liquidity and Capital Resources

Matsushita’s Policy on Financial Position and Liquidity

As its basic policy, Matsushita has long placed emphasis on maintaining sound balance sheets, and on generating as much available funding as possible from internal sources through efforts to raise the operational efficiency or asset turnover ratios, so as not to overly rely on external fund raising. This conservativeness is exemplified in the tradition of maintaining the ratio of stockholders’ equity to total assets at a relatively high level and keeping large cash balance. The ratio of stockholders’ equity to total assets as of March 31, 2008 rose to 50.3%, and the total of short-term borrowings and long-term debt amounted to 389 billion yen as of March 31, 2008, down by 61 billion yen from a year ago. Cash balance decreased to 1,285 billion yen (the total of cash and cash equivalents of 1,215 billion yen plus time deposits with a maturity of more than three months of 70 billion yen) as of March 31, 2008, compared with the previous year’s 1,462 billion yen (the total of cash and cash equivalents of 1,237 billion yen plus time deposits of 225 billion yen). This is due mainly to the repayments of short-term borrowings and repurchase of common stock.

In order to facilitate access to global capital markets, Matsushita obtains credit ratings from the world’s two leading credit rating agencies, Moody’s Investors Service, Inc. (Moody’s) and Standard & Poor’s Rating Services (S&P). In addition, Matsushita maintains credit ratings from Rating and Investment Information, Inc. (R&I), a rating agency nationally recognized in Japan, primarily for access to the Japanese capital markets. As of March 31, 2008, Matsushita’s debt ratings are: Moody’s: Aa2 (long-term); S&P: AA- (long-term, outlook: stable), A-1+ (short-term); and R&I: AA+ (long-term), a-1+ (short-term).

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

As of March 31, 2008, the outstanding balance of short-term borrowings totaled 156 billion yen, and long-term debt was 233 billion yen. Matsushita’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 8 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

In recent years, Matsushita has focused on raising capital efficiency upon review of its balance sheet. In fiscal 2007, to meet the needs of more sophisticated global operations, Matsushita established Panasonic Global Treasury Center B.V. in Amsterdam, the Netherlands, a new overseas financial subsidiary with in-house banking functions that facilitate various finance and foreign exchange transactions worldwide. Along with the establishment of the new company, Matsushita has implemented initiatives to further enhance the efficiency of group-wide treasury transactions by introducing a new round-the-clock treasury system.

Regarding cash flows, Matsushita uses free cash flow (see “Overview—Key performance indicators” in Section A of this Item 5) as an important indicator to evaluate its performance.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2008 Financial Position and Liquidity

The Company’s consolidated total assets as of the end of fiscal 2008 decreased to 7,444 billion yen, as compared with 7,897 billion yen at the end of the last fiscal year. This result was due primarily to a decrease in investments and advances, and the deconsolidation of JVC. A steep loss in value in the Japanese stock market in the second half of fiscal 2008 led to a decrease in unrealized holding gains of available-for-sale securities.

The Company’s consolidated total liabilities as of March 31, 2008 also decreased 242 billion yen to 3,187 billion yen, attributable to a decrease in retirement and severance benefits and repayments of short-term borrowings. (For further details, see Notes 8 and 9 of the Notes to Consolidated Financial Statements.)

Minority interests increased 37 billion yen, to 515 billion yen.

Stockholders’ equity decreased 174 billion yen to 3,742 billion yen, from the previous year’s 3,917 billion yen. Although retained earnings increased by 211 billion yen, total stockholders’ equity decreased by 174 billion yen due mainly to the repurchase of the Company’s own shares of 103 billion yen as part of Matsushita’s strategy to enhance shareholder value, as well as a decrease of 281 billion yen in accumulated other comprehensive income (loss), which reflects decreases in cumulative translation adjustments due primarily to the appreciation of the yen against the U.S. dollar and unrealized holding gains of available-for-sale securities, amounting to 129 billion yen and 115 billion yen, respectively.

	Yen (billions)
	Fiscal year ended March 31,
	2008	2007
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	419	411
Effects of timing difference between acquisition dates and payment dates	30	7

Capital investment	449	418

Capital investment (excluding intangibles) during fiscal 2008 totaled 449 billion yen, up 7% from the previous fiscal year’s total of 418 billion yen, as shown on the above table. The Company implemented capital investment primarily to increase production capacity in strategic business areas such as semiconductors and digital AV equipment, particularly plasma TVs, while curbing capital investment in a number of business areas, in line with increasing management emphasis on capital efficiency.

Depreciation (excluding intangibles) during fiscal 2008 amounted to 282 billion yen, up 1% compared with 280 billion yen in the previous fiscal year.

Net cash provided by operating activities in fiscal 2008 amounted to 466 billion yen, compared with 533 billion yen in the previous fiscal year. This decrease, despite an increase in net income, was attributable mainly to an increase in trade receivables and inventories. Net cash used in investing activities amounted to 61 billion yen, compared with 568 billion yen in fiscal 2007. Despite cash outflows as a result of the purchase of shares of newly consolidated subsidiaries, this improvement is due mainly to a decrease in time deposits and an increase in proceeds from disposition of investments and advances. Net cash used in financing activities was 204 billion yen, compared with 428 billion yen in fiscal 2007. This was due primarily to a decrease in repayments of long-term debt, a decrease in the repurchase of the Company’s own shares and proceeds from issuance of shares by subsidiaries. All these activities, as well as a net decrease in cash and cash equivalents of 223 billion yen associated with the effect of exchange rate changes and the effects that JVC and its subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries, resulted in a net decrease of 22 billion yen in cash and cash equivalents during fiscal 2008. Cash and cash equivalents at the end of fiscal 2008 totaled 1,215 billion yen, compared with 1,237 billion yen a year ago.

Free cash flow in fiscal 2008 amounted to a cash inflow of 405 billion yen, compared with a cash outflow of 35 billion yen in fiscal 2006. (For a reconciliation of free cash flow to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.)

Commitments for Capital Expenditures

As of March 31, 2008, commitments outstanding for the purchase of property, plant and equipment amounted to 108 billion yen.

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

In fiscal 2008, Matsushita accelerated R&D in priority areas including full HD plasma TVs, Blu-ray disc (BD) recorders, its Integrated Platform, and household fuel cell cogeneration systems. The Company’s R&D activities aim to generate added value by maximizing synergies in a wide range of business fields. Matsushita pursues development of unique technologies via a high level of cooperation, not only through in-house production, but also through a sophisticated network of cooperation between materials, components and devices, and finished product divisions. For example, in plasma TVs, Matsushita made advances in technology for achieving higher luminous efficiency and forming ultra-large panels that has doubled luminous efficiency*1 and provides the same brightness while halving power consumption. It also developed a 150-inch PDP, the world’s largest*2, which features an 8.84 million-pixel resolution, far surpassing current HD resolution.

Matsushita is also working on a digital AV equipment platform strategy for the HD network era. The Company developed a new generation of Integrated Platform system LSIs compatible with MPEG4-AVC (H.264), and in fiscal 2008 these system LSIs were included in such products as BD recorders, HD camcorders, and VIERA mobile phones that receive “one-segment” terrestrial digital TV broadcasts.

Aiming to develop products that are both user- and environment-friendly, Matsushita also focused on R&D designed to provide consumers with greater comfort and energy efficiency. Based on research into human physiology and senses, the Company developed air conditioners that automatically adjust air flows depending on people’s feeling of temperature, which results in significantly improved energy efficiency.

Matsushita is also working to expand its global R&D network and optimize placement of its development resources. For example, the Company has established a new research facility in Vietnam while also strengthening the development of products such as refrigerators and air conditioners in China and other countries that are more adapted to local lifestyles.

At the same time, the Company aims to efficiently use technology resources by prioritizing R&D projects based on a medium- to long-term vision. It is also accelerating efforts to utilize technology from external sources, via measures like collaboration with academic institutions.

Research and development costs amounted to 555 billion yen, 578 billion yen and 565 billion yen for the three fiscal years ended March 31, 2008, 2007 and 2006, respectively, representing 6.1%, 6.3% and 6.3% of Matsushita’s total net sales for each of those periods.

*1.	Compared to Matsushita’s former model (TH-42PZ750SK)
*2.	As of January 8, 2008; Matsushita estimate.

D.	Trend Information

The global economic outlook for fiscal 2009, ending March 31, 2009, is uncertain. Although high growth is expected in emerging economies, there are a variety of downside risks, including the subprime loan problem, rising prices for raw materials and energy, including crude oil, and currency rate fluctuations. In the electronics industry, while robust growth is expected due mainly to rising demand before the Beijing Olympics, there are uncertainties in the future business environment, such as larger than-expected price declines and prolonged sluggishness for the housing market in Japan and the U.S.

Under these circumstances, in fiscal 2009, the middle year of the mid-term management plan GP3, Matsushita has to produce successful results and work on getting growth on track. The Company will steadily implement initiatives focused on four major themes: double-digit growth for overseas sales, four strategic businesses, manufacturing innovation and the eco ideas strategy.

To achieve double-digit growth in overseas sales, the Company will promote initiatives in key markets such as the U.S. and Europe, while also working to accelerate growth in the BRICs countries and Vietnam. In addition, Matsushita plans to spur demand relating to the Beijing Olympics and further expand its overseas sales of home appliances products. With regard to four strategic businesses, Matsushita will focus on its digital AV business, automotive electronics business, businesses providing comfortable living and semiconductors and other devices businesses. The Company will work to strengthen product competitiveness in each business, while also expanding synergies through collaboration between these businesses. In flat-panel TVs, in particular, the Company will lead the large-screen TV market with its plasma TVs, and it also plans to begin construction of a LCD panel plant in Himeji, Japan in August 2008. This will help ensure stable procurement of LCD panels, and will also be another step in the transition to a vertically integrated LCD TV business model. As for manufacturing innovation, Matsushita will further pursue cost reductions processes while also strengthening its V-products. As part of its eco ideas strategy, the Company will create more products with industry-leading energy efficiency, while also working aggressively to reduce the CO2 emissions in production activities. Moreover, Matsushita will work on a wide range of initiatives, in collaboration with local communities, to expand the scope of ecological activities.

In addition, Matsushita will promote initiatives toward future growth with an eye to the next five to ten years. For sustainable growth in the future, Matsushita has to create and foster new businesses as well as strengthening existing products and businesses. Specifically, Matsushita will aim to create new businesses derived from product progress or integration in areas that cut across business domains, such as automotive electronics, mobile AV equipment, and security. Furthermore, Matsushita will pursue new opportunities in areas such as networks, energy and the environment, health and devices.

Assuming that the Company obtains shareholder approval, Matsushita plans to change its name to Panasonic Corporation on October 1, 2008. The National brand, used in Japan for home appliances and housing equipment and systems, will be abolished by the end of fiscal 2010. From that time forward, all Company products will be sold under the Panasonic brand, even in Japan. This company name change and brand unification clearly indicate the Company’s strong will to become a true global company. Moreover, this will unite all employees under the Panasonic name in future efforts to improve global brand value.

From the perspective of shareholder-oriented management, Matsushita will continue to proactively return profits to shareholders. Specifically, the Company will comprehensively provide shareholder return in the form of cash dividends based on the results of the growth strategies, and its own share repurchases.

The discussion above includes forward-looking statements. For details about “Cautionary Statement Regarding Forward-Looking Statements,” see page 1.

E.	Off-Balance Sheet Arrangements

The Company established sale-leaseback arrangements for manufacturing machinery and equipment, and warehouses, and sale of receivables without recourse and with recourse, as off-balance sheet arrangements in order to reduce its total assets.

In fiscal 2008, Matsushita sold land, buildings, and machinery and equipment for 109 billion yen, which are used in manufacturing semiconductors and in warehouses, to Sumishin Matsushita Financial Services Co., Ltd. and other third parties. The assets are leased back to Matsushita over a period of one to ten years. Matsushita guarantees a specific value of the leased assets. These leases are classified as operating leases or capital leases for U.S. GAAP purposes. Including the above-mentioned, the amounts of future minimum lease payments under operating lease and capital lease are 212 billion yen and 126 billion yen at March 31, 2008, respectively. (For further details, see Notes 5 and 18 of the Notes to Consolidated Financial Statements.)

In fiscal 2008, Matsushita sold, without recourse, trade receivables of 443 billion yen to independent third parties for proceeds of 442 billion yen. In fiscal 2008, Matsushita sold, with recourse, trade receivables of 398 billion yen to independent third parties for proceeds of 397 billion yen.

In addition, the Company provides several types of guarantees and similar arrangements. (For further details, see Note 18 of the Notes to Consolidated Financial Statements.)

F.	Tabular Disclosure of Contractual Obligations

The two tables below show Matsushita’s cash payment obligations and guarantees and other commercial commitments, broken down by the payment amounts due for each of the periods specified below, as of March 31, 2008:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	188,081	40,766	18,246	106,271	22,798
Interest Obligations	9,280	2,707	4,649	1,665	259
Capital Lease Obligations	122,267	37,236	50,436	19,868	14,727
Operating Lease Obligations	212,056	55,530	105,762	48,239	2,525
Purchase Obligations	108,148	108,148	—	—	—
Defined benefit plan contribution	158,882	158,882	—	—	—

Total Contractual Cash Obligations	798,714	403,269	179,093	176,043	40,309

Note :  Contingent payments related to uncertain tax positions of 9 billion yen are excluded from the table above, as it is not possible to reasonably predict the ultimate amount of settlement or timing of payment.

	Yen (millions)
	Total Amounts Committed
Other Commercial Commitments:
Discounted exported bills	75
Guarantees	16,112

Total Commercial Commitments	16,187

Discounted exported bills generally have contractual lives of less than one year. Loan guarantees are principally provided on behalf of employees, associated companies and customers and generally have long-term contractual lives coinciding with the maturities of the guaranteed obligations. (For further details, see Notes 5, 8, 9, 10 and 18 of the Notes to Consolidated Financial Statements.)

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

Individual securities are reduced to net realizable value by a charge to earnings for other-than- temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other-than-temporary requires judgment. At March 31, 2008, the Company has recorded 527 billion yen of available-for-sale securities, 30 billion yen of cost method securities, 31 billion yen of equity method securities that have market values, and 302 billion yen of equity method securities that do not have market values, advances and others. These investments could be determined to be other-than-temporarily impaired in future periods, depending on changes to the current facts and assumptions. In fiscal 2008, the Company recorded 32 billion yen impairment losses on investment securities.

For further discussion on valuation of investment securities, see Notes 3 and 4 of the Notes to Consolidated Financial Statements included in this annual report.

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

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. At March 31, 2008, the Company has recorded 430 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill and other intangible assets, see Note 7 of the Notes to Consolidated Financial Statements included in this annual report.

Valuation of Deferred Tax Assets and Realizability of Uncertain Tax Positions

In assessing the realizability of deferred tax assets and uncertain tax positions based on the expected future generation of taxable income or assessed sustainability of uncertain tax positions, Matsushita considers whether it is more likely than not that any portion or all of the deferred tax assets or recognized tax position benefit will not be realized. The ultimate realization of deferred tax assets and uncertain tax positions is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or dependent on assessed sustainability of uncertain tax positions. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment over the valuation of deferred tax assets.

At March 31, 2008, the Company has recorded gross deferred tax assets of 938 billion yen with a total valuation allowance of 349 billion yen. Included in the gross deferred tax assets is 242 billion yen resulting from net operating loss carryforwards (NOLs) of 685 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. These NOLs of 601 billion yen expire from fiscal 2009 through 2015 and the substantial majority of the remaining balance expire thereafter or do not expire. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2008 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. At March 31, 2008, the Company has recorded 9 billion yen of unrecognized tax benefits. For further discussion on valuation of deferred tax assets and realizability of uncertain tax positions, see Note 10 of the Notes to Consolidated Financial Statements included in this annual report.

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

Decreases in discount rates lead to increases in benefit obligations which, in turn, could lead to an increase in amortization cost through amortization of actuarial gain or loss, and vice versa. A decrease of 50 basis points in the discount rate is expected to increase the projected benefit obligation by approximately eight percent.

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

New Accounting Pronouncements

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans require the fair value of plan assets and benefit obligations to be measured as of the date of the fiscal year-end consolidated balance sheet and will be effective for the Company as of April 1, 2008. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans on the Company’s consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Company as of April 1, 2008. In February 2008, FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which partially delays the effective date of SFAS No. 157 by one year for certain nonfinancial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the Company’s consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 will be effective for the Company as of April 1, 2008. The adoption of SFAS No. 159 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, FASB issued SFAS No. 141R, “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51.” SFAS No. 141R and No. 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141R and No. 160 will be effective for the Company as of April 1, 2009. SFAS No. 141R will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontorolling interests, including any that arose before the effective date. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 141R and No. 160 on the Company’s consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 will be effective for the Company as of April 1, 2009. The Company is currently in the process of evaluating the new disclosure requirements under SFAS No.161.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The Articles of Incorporation of the Company provide that the number of Directors of the Company shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected at the general meeting of shareholders.

The Board of Directors has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, and Senior Managing Directors are Representative Directors and severally represent the Company. A Japanese joint stock corporation with corporate auditors, such as Matsushita, is not obliged under the Company Law of Japan and related laws and ordinances (collectively, the “Company Law”), to have any outside directors on its board of directors. However, Matsushita has two (2) outside Directors. An “outside director” is defined as a director of the company who has never engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who has never served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within one year from their election.

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

*	Matsushita’s Executive Officer (“Yakuin”) system is a non-statutory system and different from the corporate executive officer (“Shikkoyaku”) system that large Japanese corporations may adopt at their option under the statutory corporate governance system referred to as “Company with Committees” system stipulated in the Company Law.

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

Meanwhile, the non-statutory full-time Senior Auditors were newly appointed within the Company’s internal divisional companies in order to strengthen auditing functions at each business domain company. In addition, the Company has also launched the “Group Auditor’s Meeting” chaired by the Chairman of the Board of Corporate Auditors of the Company in order to promote collaboration among the Company’s Corporate Auditors, the non-statutory full-time Senior Auditors of the internal divisional companies and the corporate auditors of the Company’s subsidiaries and affiliates. Moreover, as a part of their audit duties, Corporate Auditors maintain a close working relationship with the Internal Audit Group of the Company to ensure effective audits. Furthermore, in order to enhance the effectiveness of audits conducted by Corporate Auditors and ensure the smooth implementation of audits, the Company has established a Corporate Auditor’s Office with full-time staff under the direct control of the Board of Corporate Auditors.

The following table shows information about Matsushita’s Directors and Corporate Auditors as of June 26, 2008, including their dates of birth, positions, responsibilities and brief personal records.

Name	Positions, responsibilities and brief personal records
(Date of birth)
Kunio Nakamura (Jul. 5, 1939)	Chairman of the Board of Directors
	-Jun. 1993	Director of the Company;
	-Jun. 2000	President of the Company;
	-Jun. 2006	Chairman of the Board of Directors.

Masayuki Matsushita (Oct. 16, 1945)	Vice Chairman of the Board of Directors
	-Feb. 1986	Director of the Company;
	-Jun. 1990	Managing Director of the Company;
	-Jun. 1992	Senior Managing Director of the Company;
	-Jun. 1996	Executive Vice President of the Company;
	-Jun. 2000	Vice Chairman of the Board of Directors.

Fumio Ohtsubo (Sep. 5, 1945)	President and Director
	-Jun. 1998	Director of the Company / Vice President, AVC Company;
	-Jun. 2000	Managing Director of the Company;
	-Jun. 2003	Senior Managing Director of the Company;
	-Jun. 2006	President of the Company.

Susumu Koike (Nov. 15, 1945)	Executive Vice President and Director
	-Jun. 1998	Director of the Company;
	-Jun. 2000	Managing Director of the Company;
	-Jun. 2003	Senior Managing Director of the Company / in charge of Technology;
	-Apr. 2006	Executive Vice President of the Company / in charge of Semiconductor Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Shunzo Ushimaru (May 5, 1944)	Executive Vice President and Director
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2004	Managing Executive Officer of the Company;
	-Apr. 2006	Senior Managing Executive Officer of the Company / in charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales, Advertising, Panasonic Center, Logistics, Corporate CS Division, Design / Chairman of Corporate Brand Committee and Showroom Strategic Committee;
	-Jun. 2006	Senior Managing Director of the Company;
	-Apr. 2007	Executive Vice President of the Company / in charge of Domestic Consumer Marketing.

Koshi Kitadai (Oct. 1, 1945)	Executive Vice President and Director
	-Jun. 2000	President, Matsushita Electronic Devices Co., Ltd. (now Panasonic Electronic Devices Co., Ltd.);
	-Jun. 2003	Managing Executive Officer of the Company;
	-Jun. 2005	Senior Managing Executive Officer of the Company;
	-Apr. 2007	President, Panasonic Automotive Systems Company / in charge of Corporate Industrial Marketing and Sales.
	-Jun. 2007	Senior Managing Director of the Company;
	-Apr.2008	Executive Vice President of the Company / in charge of the Automotive Electronics Business

Toshihiro Sakamoto * (Oct. 27, 1946)	Senior Managing Director
	-Jun. 2000	Director of the Company / Vice President of AVC Company / in charge of Visual Products Group;
	-Jun. 2003	In charge of Corporate Planning;
	-Jun. 2004	Managing Director of the Company;
	-Apr. 2006	Senior Managing Director / President, Panasonic AVC Networks Company.

Takahiro Mori * (Jun. 16, 1947)	Senior Managing Director
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2005	Managing Director of the Company / in charge of Corporate Communications Division;
	-Apr. 2006	In charge of Corporate Planning;
	-Apr. 2008	Senior Managing Director of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Shinichi Fukushima * (Nov. 13, 1948)	Senior Managing Director
	-Jun. 2003	Director of the Company / in charge of Personnel and General Affairs;
	-Jun. 2005	Managing Director of the Company;
	-Apr. 2008	Senior Managing Director of the Company / Representative in Kansai.

Yasuo Katsura * (Sep. 19, 1947)	Managing Director
	-Jun. 2001	President, Matsushita Communication Industrial Co., Ltd. (now Panasonic Mobile Communications Co., Ltd.);
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2004	Managing Executive Officer of the Company / Director of the Tokyo Branch;
	-Jun. 2007	Managing Director of the Company.

Junji Esaka * (Dec. 19, 1946)	Managing Director
	-Jun. 2003	Executive Officer of the Company;
	-Feb. 2006	Managing Executive Officer of the Company / in charge of Appliances Business / President of Matsushita Home Appliances Company / in charge of Lighting Company and Healthcare Business Company;
	-Jun. 2006	Managing Director of the Company.

Hitoshi Otsuki * (Jun. 6, 1947)	Managing Director
	-Jun. 2003	Executive Officer of the Company / Director of Europe Division / Chairman of Panasonic Europe Ltd.;
	-Apr. 2007	Managing Executive Officer of the Company / in charge of Overseas Operations;
	-Jun. 2007	Managing Director of the Company.

Ikusaburo Kashima * (Oct. 8, 1948)	Managing Director
	-Jul. 1999	Director General of Price Bureau of Economic Planning Agency;
	-Jun. 2003	Vice Chairman, Information Technology Promotion Agency;
	-Jun. 2004	Joined the Company as an Executive Counselor;
	-Jun. 2005	Director of the Company / Deputy Chief of Overseas Operations;
	-Apr. 2007	Managing Director of the Company / in charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs.

Ikuo Uno (Jan. 4, 1935)	Director
	-Jul. 1986	Director, Nippon Life Insurance Company;
	-Apr. 1997	President, Nippon Life Insurance Company;
	-Apr. 2005	Chairman, Nippon Life Insurance Company;
	-Jun. 2005	Director of the Company.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Masayuki Oku (Dec. 2, 1944)	Director
	-Jun. 1994	Director, Sumitomo Mitsui Banking Corporation;
	-Jun. 2003	Deputy President, Sumitomo Mitsui Banking Corporation;
	-Jun. 2005	President, Sumitomo Mitsui Banking Corporation / Chairman, Board of Directors of Mitsui Sumitomo Finance Group;
	-Jun. 2008	Director of the Company.

Hidetsugu Otsuru * (Aug. 20, 1943)	Director
	-Jun. 1998	Director of the Company (resigned in March 1999);
	-Apr. 1999	President, Matsushita Electronics Corporation;
	-Jun. 2001	Managing Director of the Company;
	-Jun. 2002	In charge of Quality Administration and Environmental Affairs;
	-Jun. 2003	In charge of Facility Management;
	-Feb. 2006	Director of the Company;
	-May 2006	In charge of Corporate FF Customer Support & Management Division.

Makoto Uenoyama * (Feb. 14, 1953)	Director
	-Jun. 2003	General Manager, Corporate Accounting Group;
	-Apr. 2006	Executive Officer of the Company;
	-Apr. 2007	In charge of Accounting and Finance;
	-Jun. 2007	Director of the Company.

Masatoshi Harada * (Feb. 9, 1955)	Director
	-Apr. 2001	In charge of Personnel;
	-Jun. 2003	In charge of General Affairs and Social Relations;
	-Apr. 2008	Executive Officer of the Company / in charge of Personnel and General Affairs;
	-Jun. 2008	Director of the Company.

Masaharu Matsushita (Sep. 17, 1912)	Honorary Chairman of the Board of Directors and Executive Advisor
	-Oct. 1947	Director of the Company;
	-Jan. 1961	President of the Company;
	-Feb. 1977	Chairman, the Board of Directors;
	-Jun. 2000	Honorary Chairman, the Board of Directors and Executive Advisor, Member of the Board.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Kenichi Hamada (May 2, 1947)	Senior Corporate Auditor
	-Jun. 1999	Director of Kyushu Matsushita Electric Co., Ltd. (now Panasonic Communications Co., Ltd.), and in charge of accounting;
	-Jun. 2001	Managing Director, Kyushu Matsushita Electric Co., Ltd.;
	-Jun. 2003	Senior Managing Director, Panasonic Communications Co., Ltd.;
	-Jun. 2005	Vice President, Panasonic Communications Co., Ltd., and in charge of accounting, compliance, legal affairs group, information systems group, public relations group, and information security (Resigned post on June 25, 2007);
	-Jun. 2007	Corporate Auditor of the Company.

Masahiro Seyama (Jul.18, 1949)	Senior Corporate Auditor
	-Apr. 1999	General Manager, Corporate Planning and Marketing at Corporate Management Division of Central and South America;
	-Feb. 2001	President, Panasonic do Brasil Ltda / President, Panasonic Components Electronics da Amazonia Ltda.;
	-Jun. 2005	Director, Latin American operations / President, Panasonic Corporation of Latin America;
	-Apr. 2008	Executive Senior Councilor in charge of Latin America (Resigned post on June 25, 2008);
	-Jun. 2008	Corporate Auditor of the Company.

Yasuo Yoshino (Oct. 5, 1939)	Corporate Auditor
	-Jul. 1988	Director of Sumitomo Life Insurance Company;
	-Jul. 1997	Vice President of Sumitomo Life Insurance Company;
	-Jul. 2001	Chairman of Sumitomo Life Insurance Company;
	-Jun. 2003	Corporate Auditor of the Company;
	-Jul. 2007	Advisory of Sumitomo Life Insurance Company.

Ikuo Hata (Aug. 6, 1931)	Corporate Auditor
	-Apr. 1992	President of Osaka District Court;
	-Sep. 1995	Registered as Attorney at law (member of Osaka Bar Association);
	-Jun. 1998	Deputy Director, Japan Association of Arbitrators;
	-Jul. 2001	Member of Supreme Court’s Building-Related Litigation Commission;
	-Jun. 2004	Corporate Auditor of the Company;
	-May 2005	Head of Kinki Regional Office of Japan Lawyer’s Association.

Name	Positions, responsibilities and brief personal records
(Date of birth)

Hiroyuki Takahashi (Mar. 1, 1937)	Corporate Auditor
	-Jun. 1993	Director, Director of Human Resources of Mitsui & Co., Ltd.;
	-Jun. 1996	Executive Managing Officer of Mitsui & Co., Ltd.;
	-Jun. 1997	Corporate Auditor of Mitsui & Co., Ltd.;
	-Oct. 2000	Executive Managing Director and Secretary-General of Japan Corporate Auditors Association;
	-Oct. 2005	Director of Japan Corporate Auditors Association (retired as Director on June 25, 2006);
	-Jun. 2006	Corporate Auditor of the Company.

Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System which was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.

Ikuo Uno and Masayuki Oku are outside directors as stipulated in the Company Law.

Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors as stipulated in the Company Law.

There are no family relationships among any Directors or Corporate Auditors except as described below:

Masayuki Matsushita, Vice Chairman of the Board of Directors is the son of Masaharu Matsushita, Honorary Chairman of the Board of Directors and Executive Advisor.

The following table shows information about Matsushita’s Executive Officers as of June 26, 2008, including their positions and responsibilities.

Name	Positions and responsibilities

Yoshihiko Yamada	Managing Executive Officer Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

Ken Morita	Managing Executive Officer Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group

Yoshitaka Hayashi	Managing Executive Officer In charge of Global Procurement and Global Logistics

Takae Makita	Managing Executive Officer In charge of Information Systems

Name	Positions and responsibilities

Kazuhiro Tsuga	Managing Executive Officer President, Panasonic Automotive Systems Company

Takumi Kajisha	Managing Executive Officer In charge of Corporate Communications Division

Kazunori Takami	Managing Executive Officer In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products

Masashi Makino	Executive Officer Director, Corporate Manufacturing Innovation Division

Joachim Reinhart	Executive Officer COO, Panasonic Europe Ltd.

Ikuo Miyamoto	Executive Officer Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pasific Pte. Ltd.

Hideo Kawasaki	Executive Officer President, Semiconductor Company

Shigeru Omori	Executive Officer Director, Corporate Industrial Marketing & Sales Division

Masaaki Fujita	Executive Officer Senior Vice President, Panasonic AVC Networks Company / Director, PDP TV Business Unit of Visual Products and Display Devices Business Group

Yoshihisa Fukushima	Executive Officer In charge of Intellectual Property

Masatsugu Kondo	Executive Officer In charge of Alternative Energy Generation Technology

Naoto Noguchi	Executive Officer President, Matsushita Battery Industrial Co., Ltd.

Osamu Waki	Executive Officer President, Panasonic Mobile Communications Co., Ltd.

Toshiaki Kobayashi	Executive Officer President, Panasonic Electronic Devices Co., Ltd.

Name	Positions and responsibilities

Joseph Taylor	Executive Officer COO, Panasonic Corporation of North America

Yoshiiku Miyata	Executive Officer Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

Takashi Toyama	Executive Officer President, Panasonic System Solutions Company / Director, Corporate Construction Business Promotion Division / In charge of Corporate eNet Business Division

Jun Ishii	Executive Officer Director, Corporate Marketing Division / In charge of Corporate CS Division / Chairman, Showroom Strategic Committee

Toshiro Kisaka	Executive Officer Director, Corporate Management Division for China and Northest Asia / Chairman, Panasonic Corporation of China

Yutaka Takehana	Executive Officer In charge of Corporate Risk Management Office, Corporate Information Security Division and Corporate Business Ethics

Masato Tomita	Executive Officer Director, Corporate Management Division for the CIS, the Middle East and Africa

Hideaki Kawai	Executive Officer General Manager, Corporate Finance & IR Group / In charge of Financial Operations Center

Takeshi Uenoyama	Executive Officer In charge of Device and Environmental Technology

Koji Itazaki	Executive Officer Director, Corporate Procurement Division / Director, Corporate Global Logistics Division

Shiro Nishiguchi	Executive Officer Director, Corporate Marketing Division for Panasonic Brand

Yoshiyuki Miyabe	Executive Officer In charge of Digital Network & Software Technology

Name	Positions and responsibilities

Laurent Abadie	Executive Officer President, Panasonic France S.A.

(Directors who concurrently serve as Executive Officers are not included in the above list.)

B.	Compensation

The aggregate amounts of remunerations, including equity compensation such as stock options, bonuses, and other financial benefits given in consideration of performance of duties (collectively, the “remunerations”), paid by the Company during fiscal 2008 to all nineteen Directors and all five Corporate Auditors for services in all capacities were 1,077 million yen and 91 million yen, respectively.

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

Since the fiscal year ended March 31, 2004, the amounts of the remuneration and bonuses of Directors have reflected each individual’s performance based on Capital Cost Management (CCM) and cash flows. From the fiscal year ending March 31, 2008, in order to promote steady growth with profitability, the Company will adopt CCM and sales as indicators which represent profitability and growth, respectively. By implementing this new performance evaluation criteria based on shareholder interest, the Company intends to promote continuous growth and enhance profitability on a long-term basis for the Matsushita Group as a whole. In order to realize a remuneration system with a high level of transparency and acceptability, the Company terminated its retirement benefits for Directors and Corporate Auditors in June 2006. (For details of the Company’s stock option plans for Board members and select senior executives, see Section E of this Item 6.)

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

(http://panasonic.net/corporate/governance/index.html)

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000).

D.	Employees

The following table lists the number of full-time employees of Matsushita as of March 31, 2008, 2007 and 2006.

	2008	2007	2006
Employees:
Domestic	135,563	145,418	144,871
Overseas	170,265	183,227	189,531

Total	305,828	328,645	334,402

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

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 26, 2008. The total is 18,045,565 shares constituting 0.86% of all issued and outstanding shares of the Company’s common stock, excluding its own stock.

Name	Position	Number of Matsushita Shares Owned as of June 26, 2008

Kunio Nakamura	Chairman of the Board of Directors	64,000
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,913,351
Fumio Ohtsubo	President and Director	38,000
Susumu Koike	Executive Vice President and Director	32,562
Shunzo Ushimaru	Executive Vice President and Director	35,578
Koshi Kitadai	Executive Vice President and Director	23,041
Toshihiro Sakamoto	Senior Managing Director	25,278
Takahiro Mori	Senior Managing Director	18,060
Shinichi Fukushima	Senior Managing Director	19,005
Yasuo Katsura	Managing Director	16,516
Junji Esaka	Managing Director	176,000
Hitoshi Otsuki	Managing Director	11,000
Ikusaburo Kashima	Managing Director	8,000
Ikuo Uno	Director	0
Hidetsugu Otsuru	Director	28,000
Makoto Uenoyama	Director	11,000
Masayuki Oku	Director	1,000
Masatoshi Harada	Director	5,000
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor	9,598,637
Kenichi Hamada	Senior Corporate Auditor	7,354
Masahiro Seyama	Senior Corporate Auditor	11,183
Yasuo Yoshino	Corporate Auditor	3,000
Ikuo Hata	Corporate Auditor	0
Hiroyuki Takahashi	Corporate Auditor	0

Total		18,045,565

In June 2002, the Company obtained approval at the ordinary general meeting of shareholders regarding the issue of stock acquisition rights as stock options for Board members and select Executive Counselors, pursuant to Articles 280-20 and 280-21 of the former Commercial Code of Japan then in effect. Upon the shareholders’ approval, the Board of Directors adopted resolutions to issue at no charge an aggregate of 116 stock acquisition rights, each representing a stock option to purchase 1,000 shares of common stock of the Company, to the then twenty-seven Directors and eight Executive Counselors. The stock acquisition rights are exercisable during the period from July 1, 2004 through June 30, 2008. The amount to be paid by qualified persons upon exercise of each stock acquisition right is set at 1,734 yen per share of common stock, which was calculated by a formula approved by shareholders at the said ordinary general meeting of shareholders. As of March 31, 2008, out of the 116 stock acquisition rights, 12 are those which have not been exercised or waived.

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

(For more details, see Note 11 of the Notes to Consolidated Financial Statements.)

(2)	The full-time employees of the Company and its major subsidiaries in Japan are eligible to participate in the Matsushita Electric Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company provides the subsidy in proportion to the number of points that each employee selects to exchange within certain limitations under the “Cafeteria Plan,” the Company’s flexible benefit plan. Under the Cafeteria Plan, each employee is allotted a certain number of points based on prescribed standards, which he or she may exchange for various benefits, including the Company’s subsidy for contributions to the Association, subsidies for rental housing, subsidies for asset building savings, educational assistance, hotel accommodations, etc. As of March 31, 2008, the Association owned 33,869 thousand shares of the Company’s common stock constituting 1.61% of all issued and outstanding shares of the Company’s common stock, excluding its own stock.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, except as discussed below, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued.

As explained in Section B of Item 10, the Financial Instruments and Exchange Law of Japan and regulations thereunder (collectively, “FIL”) requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days (or in the case of certain financial institutions prescribed by FIL, within certain longer periods prescribed by FIL) a report concerning such shareholdings. The Company is aware of the April 7, 2008 filing by Dodge & Cox (an investment advisory company), stating that, as of March 31, 2008, Dodge & Cox and its affiliates owned, beneficially or of record, 7.07% in total of the issued shares of the Company’s common stock as calculated pursuant to the Securities and Exchange Law of Japan.

The shareholders that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2008 were Moxley & Co., and The Master Trust Bank of Japan, Ltd. (trust account), which are securities processing services companies. The Company understands that these shareholders are not the beneficial owners of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership by these shareholders. The ten largest shareholders of record and their share holdings as of the end of the last fiscal year are as follows:

Name	Share ownership* (in thousands of shares)	Percentage of total issued shares
Moxley & Co.	185,959	7.58%
The Master Trust Bank of Japan, Ltd. (trust account)	134,450	5.48
Japan Trustee Services Bank, Ltd. (trust account)	87,358	3.56
State Street Bank and Trust Co.	68,030	2.77
Nippon Life Insurance Co.	67,000	2.73
Sumitomo Mitsui Banking Corporation	57,583	2.34
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
Matsushita Electric Employee Shareholding Association	33,869	1.38
Sumitomo Life Insurance Co.	31,382	1.27
State Street Bank and Trust Co. 505103	25,878	1.05

*	Holdings of less than 1,000 shares have been omitted.

(2)	As of March 31, 2008, approximately 16.74% of the Company’s common stock was owned by 183 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 7.58% of the total common stock.

(3)	Matsushita is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Matsushita.

B.	Related Party Transactions

In the ordinary course of the Company’s business, it has entered into transactions with certain of its related parties (as described in Item 7.B of Form 20-F), but none of such transactions that were entered into during the year ended March 31, 2008 was material to the Company or to any such related party.

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

Since its establishment, Matsushita has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. Along with the implementation of a mid-term growth strategy since fiscal 2005, the Company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Matsushita, in principle, distributes profits to shareholders based on its consolidated business performance.

As the result of growth strategies in the Company’s mid-term management plan GP3, which runs from fiscal 2008 through fiscal 2010, Matsushita will aim for stable and continuous growth in dividends based on consolidated net income. The Company is also targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Specifically, for fiscal 2008, ended March 31, 2008, Matsushita paid total cash dividends per share of 35.00 yen, comprising an interim dividend of 17.50 yen per share paid on November 30, 2007, and a year-end dividend of 17.50 yen per share. Regarding own share repurchases, the Company plans to use cash flows generated by the GP3 plan to flexibly repurchase its own shares in order to increase shareholder value per share and profitability on capital, while at the same time taking into consideration strategic investments and the Company’s financial condition.

(4)	Initiatives to Maximize Shareholder Value

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at every Board of Directors meeting since then. On April 27, 2007, the Board of Directors resolved to continue the ESV Plan. The Board of Directors also resolved to continue this ESV Plan on April 28, 2008.

With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, this policy requires that (i) a Large-scale Purchaser provides sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors in order to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

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

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respecting the opinions of outside directors and statutory corporate auditors.

If the Board of Directors decides after considering the interest of all shareholders that it would be appropriate to confirm the desires of the shareholders before taking the countermeasures stated above, the Company will hold a general meeting of shareholders. If the Board of Directors decides to hold such a meeting, the Company will disclose the fact that a general meeting of shareholders will be held and the reasons therefor.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the Company will issue one stock acquisition right for every share held by shareholders on a specified record date. One share shall be issued on the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as the conditions that allow the Company to acquire stock acquisition rights by swapping Company stock with a party other than the Large-scale Purchaser, in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser.

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

For further details about the ESV Plan, please see the press release issued on April 28, 2008 at the Company’s Web site: http://panasonic.co.jp/corp/news/official.data/data.dir/en080428-3/en080428-3.html

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

Matsushita delisted its shares from Amsterdam Stock Exchange in June 2006 and Frankfurt Stock Exchange in August 2006.

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

The following table sets forth for the periods indicated the reported high and low prices of the Company’s Common Stock on the TSE, and the reported high and low composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
2004	1,660	860	15.72	7.33
2005	1,694	1,372	16.17	12.45
2006	2,650	1,485	22.68	14.19
2007	2,870	2,080	25.14	17.70
2008	2,585	1,912	22.59	16.63

2007
1st quarter	2,870	2,155	25.14	18.96
2nd quarter	2,550	2,080	21.66	17.70
3rd quarter	2,670	2,150	22.15	18.52
4th quarter	2,495	2,250	21.28	19.14

2008
1st quarter	2,585	2,295	21.22	19.08
2nd quarter	2,470	1,912	20.17	16.63
3rd quarter	2,395	1,965	21.66	17.27
4th quarter	2,380	1,960	22.59	18.23

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Most recent 6 months	High	Low	High	Low
December 2007	2,395	2,210	21.66	19.62
January 2008	2,290	1,960	21.47	18.23
February 2008	2,380	2,075	22.59	19.44
March 2008	2,240	1,964	22.10	19.69
April 2008	2,445	2,000	23.72	19.71
May 2008	2,510	2,260	24.38	22.14

*	The prices of ADSs are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of this Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Common Stock

General

Except as otherwise stated, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law and related legislation.

Under the Company Law, generally, shares may be transferred only by delivering share certificates.

In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders, in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the American Depositary Shares (ADSs) is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. Currently, the effective date has not yet been determined but is expected to be January 5, 2009. On the effective date, the new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of the Company, will be subject to the new central clearing system. On the same day, the Company will be deemed to become a company which shall not issue share certificates for its shares and all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. Thereafter, the transfer of such shares will be effected through entry in the records maintained under the new central clearing system. Only shares deposited with Japan Securities Depository Center Inc. (JASDEC) will be immediately transferable under the new central clearing system. Upon the effective date, any requirement, reference and discussion relating to share certificates included in this section “Common stock” will not be applicable.

Authorized capital

Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is four billion nine hundred and fifty million (4,950,000,000) shares.

As of March 31, 2008, 2,453,053,497 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

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

The Company, for the fiscal year ended March 31, 2008, elected to become a company with respect to which consolidated balance sheets should be considered in the calculation of the Distribution Amount (renketsu haito kisei tekiyo kaisha) as described below. If a company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount, a company shall, in calculating the Distributable Amount, further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

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

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to American Depositing Receipts (ADRs) evidencing ADSs, each ADS representing one share of Common Stock of the Company, as soon as practicable after receipt of notice of any meeting of shareholders of the Company, the Depositary (currently JPMorgan Chase Bank, N.A.) will mail to the record holders of ADRs a notice which will contain the information in the notice of the meeting. The record holders of ADRs on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of the Company represented by their ADSs. The Depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of the Company represented by such ADSs in accordance with such instructions. In the absence of such instructions, the Depositary has agreed to give a discretionary proxy to a person designated by the Company to vote in favor of any proposals or recommendations of the Company. However, such proxy may not be given with respect to any matter which the Company informs the Depositary that the Company does not wish such proxy given, or for any proposal that has, in the discretion of the Depositary, a materially adverse effect on the rights of shareholders of the Company.

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

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000. In May 2008, the Board of Directors resolved to amend the Articles of Incorporation of the Company, reducing the number of shares consisting one unit from 1,000 shares to 100 shares, with effect as from February 1, 2009.

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

A holder who owns ADRs evidencing less than 1,000 ADSs or, 100 ADSs on and after February 1, 2009, will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one unit have the right to require the Company to purchase their shares or sell shares held by the Company to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of units are unable to withdraw the underlying shares of Common Stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares or sell shares held by the Company to such holders unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Reporting of substantial shareholdings, etc.

The Financial Instruments and Exchange Law of Japan and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares with voting rights of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days a report concerning such shareholdings.

A similar report must also be filed in respect to any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares with voting rights held by such holder and the issuer’s total issued share capital with voting rights. Any such report shall be filed with the Director General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

Except for the general limitations under Japanese anti-trust and anti-monopoly regulations on holding shares of common stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, except for the limitations under the Foreign Exchange Regulations as described in “D. Exchange Controls” below, and except for general limitations under the Company Law or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is practically no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

There is no provision in the Company’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company. However, the Board of Directors resolved to adopt the ESV Plan which provides certain rules which a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company must comply with. (For details, please see “(4) Initiatives to Maximize Shareholder Value” in Section A of Item 8.)

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

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect may affect transactions between exchange non-residents to purchase or sell shares in certain circumstances, even if such transactions are being made outside Japan using currencies other than Japanese yen.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank or financial instruments firms licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition. However, in certain circumstances, such as where a business of a Japanese company falls under any business related to the national security of Japan or to maintenance of public safety, etc. which is listed in a schedule included in the Foreign Exchange Regulations, or where the foreign investor is in a country that is not listed in an exemption schedule included in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with, and the proposed acquisition must be subject to an examination process by, the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition. In such circumstances, the foreign investor must wait until the examination process is completed, which ordinarily takes 30 days after the filing in principle although such waiting period may be shortened or extended to up to 5 months. The Company believes that certain businesses of the Company fall under businesses listed in the above-mentioned schedule in the Foreign Exchange Regulation, and thus, a foreign investor must file a prior notification of the acquisition with, and must be subject to an examination process by, the Minister of Finance and any other competent Ministers.

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

Japanese taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”) who are holders of shares of Common Stock of the Company or ADRs evidencing ADSs representing shares of Common Stock of the Company.

Generally, non-resident Holders of Japan or a non-Japanese corporation are subject to Japanese withholding tax on dividends paid by a Japanese corporation. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax in general.

In the absence of an applicable treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to non-resident Holders, except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2009, and (ii) 15% for dividends due and payable on or after April 1, 2009. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and 10% under the income tax treaties with France, the U.K. and the United States).

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

This section does not apply to a person who is a member of a class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of the Company, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.

This summary is not a comprehensive description of all the tax considerations that may be relevant with respect to a U.S. holder’s shares or ADSs. Each beneficial owner of shares or ADSs should consult its own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of shares and ADSs in its particular circumstances.

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

Transfers of retained earnings and sales of shares of Common Stock to the Company

A transfer of retained earnings or legal reserve to stated capital is generally treated as a dividend payment for Japanese tax purposes subject to withholding tax. A sale of shares of Common Stock or ADSs to the Company results in a deemed dividend for Japanese tax purpose to the selling shareholders to the extent that the sales price exceeds the aggregate of the stated capital and the capital surplus attributable to the shares sold. Transfers of retained earnings or legal reserves to stated capital and deemed dividends that may result from sales of shares of Common Stock to the Company are not generally taxable events that give rise to foreign source income for U.S. federal income tax purposes and U.S. Holders would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such transactions unless they can apply the credit (subject to limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

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

Maturities, costs and fair values of available-for-sale securities were as follows at March 31, 2008 and 2007:

	Yen (millions)
	2008		2007
	Cost	Fair value	Cost	Fair value
Due within one year	47,262	47,414	93,089	93,179
Due after one year through five years	34,991	35,456	82,799	83,226
Due after five years through ten years	2,200	2,197	3,922	3,994
Equity securities	333,057	441,839	293,314	607,271

Total	417,510	526,906	473,124	787,670

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar and euro revenues, at March 31, 2008 and 2007. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2008		2007
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	312,390	11,682	409,216	(842)
To buy foreign currencies	185,267	(2,388)	323,478	(706)
Cross currency swaps	32,717	(874)	14,388	(159)

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of electronic components and devices. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures, at March 31, 2008 and 2007.

	Yen (millions)
	2008		2007
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures:
To sell commodity	129,425	(9,746)	86,023	(11,243)
To buy commodity	294,884	28,325	210,890	33,996

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable-paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates at March 31, 2008 and 2007. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts.

Long-term debt, including current portion:

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2008)
		Total	2009	2010	2011	2012	2013	There- after	Fair value
Straight bond	1.6%	100,000				100,000			101,944
Straight bonds issued by subsidiaries	1.0%	50,150	30,000			150		20,000	50,410
Unsecured loans	2.0%	33,920	10,410	8,895	8,937	4,180	1,498		34,042
Secured yen loans by subsidiaries	2.6%	4,011	356	216	198	232	211	2,798	4,011

Total		188,081	40,766	9,111	9,135	104,562	1,709	22,798	190,407

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2007)
		Total	2008	2009	2010	2011	2012	There- after	Fair value
Straight bond	1.6%	100,000					100,000		101,345
Straight bonds issued by subsidiaries	1.3%	80,000	10,000	30,000	20,000			20,000	80,165
Unsecured loans	1.2%	30,580	16,596	11,243	2,658	58	20	5	30,516
Secured yen loans by subsidiaries	2.1%	4,681	22	561	221	274	236	3,367	4,681

Total		215,261	26,618	41,804	22,879	332	100,256	23,372	216,707

Interest rate swaps:

		Yen (millions)
		Notional amount and maturity date (as of March 31, 2007)
Average receive rate	Average pay rate	2008	2009	2010	2011	2012	There- after	Fair value
3.82%	3.93%	6,136

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2008. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the Company’s disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management, with the participation of the Company’s principal executive and principal financial officers, evaluated the effectiveness of its internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2008. KPMG AZSA & Co., an independent registered public accounting firm, which audited the Company’s financial statements included herein, has issued an audit report on the Company’s internal control over financial reporting, which is also included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Fees and services by the Company’s principal accountant

The following table shows the aggregate fees accrued or paid to KPMG AZSA & Co. and its member firms (KPMG), the Company’s principal accountant for the years ended March 31, 2008 and 2007:

	Yen (millions)
	2008	2007
Audit fees	2,635	2,910
Audit-related fees	541	582
Tax fees	148	278
All other fees	27	148

Total	3,351	3,918

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

The following table sets forth, for each of the months indicated, the total number of shares purchased by or on behalf of the Company or any affiliated purchaser, the average price paid per share, the number of shares purchased as part of the repurchase plan announced on April 27, 2007 as described above and the maximum number of shares or approximate Japanese Yen value that may yet be purchased under the plans or programs.

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share* (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan (Shares)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plan (Shares)
April 1 - 30, 2007	92,107	2,403		50,000,000
May 1 - 31, 2007	4,225,006	2,435	4,107,000	45,893,000
June 1 - 30, 2007	12,071,930	2,536	11,828,000	34,065,000
July 1 - 31, 2007	229,650	2,367
August 1 - 31, 2007	9,675,271	2,085	9,591,000	24,474,000
September 1 - 30, 2007	42,885	2,020
October 1 - 31, 2007	79,243	2,079
November 1 - 30, 2007	9,241,899	2,219	9,006,000	15,468,000
December 1 - 31, 2007	125,733	2,310
January 1 - 31, 2008	90,413	2,171
February 1 - 29, 2008	68,361	2,262
March 1 - 31, 2008	9,464,648	2,125	9,412,000	6,056,000

Total	45,407,146	2,276	43,944,000

*	The amounts less than yen are rounded to the nearest whole of a yen.

On April 27, 2007, the Company announced that the Board of Directors resolved to repurchase its own shares from the market, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan as follows:

Class of shares	: Common stock
Aggregate number of shares to be repurchased	: Up to 50 million shares
Aggregate amount to be repurchased	: Up to 100 billion yen
Period of repurchase	: Between May 1, 2007 and late March 2008

Under the Company Law of Japan, a holder of shares consisting less than a full unit may require the Company to purchase such shares at their market value (see “Common Stock—Unit share system” in Section B of Item 10). During the year ended March 31, 2008, the Company purchased 1,178,912 shares for a total purchase price of 2,744,835,185 yen upon such requests from holders of shares consisting less than one full unit.

The Directors, Corporate Auditors, Executive Officers and Executive Counselors in Japan are eligible to participate in the Matsushita Electric Directors and Executive Officers Shareholding Association, which is an affiliated purchaser, and the Association purchases shares of the Company’s common stock on their behalf. During the year ended March 31, 2008, the Association purchased 112,234 shares for a total purchase price of 249,990,520 yen.

The information for the period “November 1 – 30, 2007” in the above table includes the purchase by the Company of 172,000 shares of its common stock from a certain shareholder at a price of 2,155 yen per share in November 2007. This purchase relates to the merger of a wholly-owned Japanese subsidiary into the Company, which was conducted through the procedures provided under the Company Law of Japan and became effective on October 1, 2007. This shareholder followed the procedures provided under the Company Law to require the Company to purchase his shares of its common stock.

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

Schedule for the years ended March 31, 2008, 2007 and 2006:

Schedule II Valuation and Qualifying Accounts and Reserves for the years ended March 31, 2008, 2007 and 2006	171

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Matsushita Electric Industrial Co., Ltd. and subsidiaries’ internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria), and our report dated June 30, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG AZSA & Co.

Osaka, Japan

June 30, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Matsushita Electric Industrial Co., Ltd.:

We have audited Matsushita Electric Industrial Co., Ltd. and subsidiaries’ Internal Control over Financial Reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Matsushita Electric Industrial Co., Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and cash flows for each of the years in the three-year period ended March 31, 2008, and our report dated June 30, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan

June 30, 2008

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and 2007

	Yen (millions)
Assets	2008	2007
Current assets:
Cash and cash equivalents (Note 8)	1,214,816	1,236,639
Time deposits (Note 8)	70,108	225,458
Short-term investments (Notes 4 and 17)	47,414	93,179
Trade receivables (Note 15):
Related companies (Note 3)	33,874	29,114
Notes	58,484	68,472
Accounts	1,013,693	1,072,485
Allowance for doubtful receivables	(20,868)	(29,061)

Net trade receivables	1,085,183	1,141,010

Inventories (Note 2)	864,264	949,399
Other current assets (Notes 6, 10 and 17)	517,409	553,164

Total current assets	3,799,194	4,198,849

Investments and advances:
Associated companies (Note 3)	153,668	143,201
Other investments and advances (Notes 4, 8 and 17)	688,488	1,062,881

Total investments and advances	842,156	1,206,082

Property, plant and equipment (Notes 5, 6 and 8):
Land	308,365	371,154
Buildings	1,559,357	1,633,747
Machinery and equipment	2,592,229	3,126,397
Construction in progress	120,026	105,487

	4,579,977	5,236,785
Less accumulated depreciation	2,822,604	3,594,492

Net property, plant and equipment	1,757,373	1,642,293

Other assets:
Goodwill (Note 7)	429,902	379,324
Intangible assets (Note 7)	128,917	115,631
Other assets (Notes 9 and 10)	486,072	354,779

Total other assets	1,044,891	849,734

	7,443,614	7,896,958

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and 2007

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	2008	2007
Current liabilities:
Short-term borrowings, including current portion of long-term debt (Notes 5, 8 and 17)	156,260	223,190
Trade payables:
Related companies (Note 3)	71,384	86,799
Notes	37,172	51,588
Accounts	831,998	796,590

Total trade payables	940,554	934,977

Accrued income taxes (Note 10)	58,943	61,524
Accrued payroll	134,255	139,719
Other accrued expenses (Note 18)	784,538	863,428
Deposits and advances from customers	78,494	83,676
Employees’ deposits	355	406
Other current liabilities (Notes 9, 10 and 17)	407,560	434,947

Total current liabilities	2,560,959	2,741,867

Noncurrent liabilities:
Long-term debt (Notes 5, 8 and 17)	232,346	226,780
Retirement and severance benefits (Note 9)	238,396	280,958
Other liabilities (Note 10)	154,964	179,458

Total noncurrent liabilities	625,706	687,196

Minority interests	514,620	551,154

Stockholders’ equity:
Common stock (Note 11):
Authorized -4,950,000,000 shares Issued -2,453,053,497 shares (2,453,053,497 shares in 2007)	258,740	258,740
Capital surplus (Note 11)	1,217,865	1,220,967
Legal reserve (Note 11)	90,129	88,588
Retained earnings (Note 11)	2,948,065	2,737,024
Accumulated other comprehensive income (loss) (Notes 4, 9, 12 and 16):
Cumulative translation adjustments	(228,792)	(99,538)
Unrealized holding gains of available-for-sale securities	45,442	160,831
Unrealized gains of derivative instruments	4,326	862
Pension liability adjustments	5,127	44,942

Total accumulated other comprehensive income (loss)	(173,897)	107,097

Treasury stock, at cost (Note 11):
351,936,341 shares (306,769,039 shares in 2007)	(598,573)	(495,675)

Total stockholders’ equity	3,742,329	3,916,741

Commitments and contingent liabilities (Note 18)

	7,443,614	7,896,958

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2008	2007	2006
Revenues, costs and expenses:
Net sales:
Related companies (Note 3)	371,216	250,863	204,740
Other	8,697,712	8,857,307	8,689,589

Total net sales	9,068,928	9,108,170	8,894,329
Cost of sales (Notes 3 and 15)	(6,377,240)	(6,394,418)	(6,155,297)
Selling, general and administrative expenses (Note 15)	(2,172,207)	(2,254,211)	(2,324,759)
Interest income	34,371	30,553	28,216
Dividends received	10,317	7,597	6,567
Other income (Notes 4, 5 and 16)	70,460	114,545	147,399
Interest expense	(20,357)	(20,906)	(21,686)
Goodwill impairment (Note 7)	—	(30,496)	(50,050)
Other deductions (Notes 3, 4, 6, 7, 14, 15 and 16)	(179,279)	(121,690)	(153,407)

Income before income taxes	434,993	439,144	371,312
Provision for income taxes (Note 10):
Current	128,181	119,465	96,341
Deferred	(13,608)	72,398	70,748

	114,573	191,863	167,089

Income before minority interests and equity in earnings (losses) of associated companies	320,420	247,281	204,223

Minority interests	28,637	31,131	(987)

Equity in earnings (losses) of associated companies (Note 3)	(9,906)	1,035	(50,800)

Net income	281,877	217,185	154,410

	Yen
Net income per share of common stock (Note 13):
Basic	132.90	99.50	69.48
Diluted	132.90	99.50	69.48

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2008	2007	2006
Common stock (Note 11):
Balance at beginning of year	258,740	258,740	258,740

Balance at end of year	258,740	258,740	258,740

Capital surplus (Note 11):
Balance at beginning of year	1,220,967	1,234,289	1,230,701
Transfer from legal reserve and retained earnings due to merger of a subsidiary	—	—	798
Sale of treasury stock	59	96	62
Increase in capital surplus and transfer to minority interests arising on conversion of bonds by a subsidiary	—	—	2,728
Decrease from issuance of new shares by a subsidiary	(3,161)	—	—
Other	—	(13,418)	—

Balance at end of year	1,217,865	1,220,967	1,234,289

Legal reserve (Note 11):
Balance at beginning of year	88,588	87,526	87,838
Transfer from retained earnings	1,541	1,062	438
Transfer to capital surplus due to merger of a subsidiary	—	—	(750)

Balance at end of year	90,129	88,588	87,526

Retained earnings (Note 11):
Balance at beginning of year	2,737,024	2,575,890	2,461,071
Net income	281,877	217,185	154,410
Cash dividends	(69,295)	(54,989)	(39,105)
Transfer to legal reserve	(1,541)	(1,062)	(438)
Transfer to capital surplus due to merger of a subsidiary	—	—	(48)

Balance at end of year	2,948,065	2,737,024	2,575,890

Accumulated other comprehensive income (loss) (Note 12):
Balance at beginning of year	107,097	(26,119)	(238,377)
Other comprehensive income, net of tax	(280,994)	72,085	212,258
Adjustment to initially apply SFAS No.158, net of tax	—	61,131	—

Balance at end of year	(173,897)	107,097	(26,119)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2008	2007	2006
Treasury stock (Note 11):
Balance at beginning of year	(495,675)	(342,705)	(255,721)
Repurchase of common stock	(103,112)	(153,179)	(87,150)
Sale of treasury stock	214	209	166

Balance at end of year	(598,573)	(495,675)	(342,705)

Disclosure of comprehensive income (loss) (Note 12):
Net income	281,877	217,185	154,410
Other comprehensive income (loss), net of tax:
Translation adjustments	(129,254)	62,793	83,311
Unrealized holding gains (losses) of available-for-sale securities	(115,389)	15,525	72,698
Unrealized gains (losses) of derivative instruments	3,464	(464)	(5,077)
Minimum pension liability adjustments	—	(5,769)	61,326
Pension liability adjustments	(39,815)	—	—

Total comprehensive income	883	289,270	366,668

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2008	2007	2006
Cash flows from operating activities (Note 15):
Net income	281,877	217,185	154,410
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	320,534	317,685	309,399
Net gain on sale of investments	(14,402)	(40,154)	(47,449)
Provision for doubtful receivables	6,008	3,203	8,409
Deferred income taxes	(13,608)	72,398	70,748
Write-down of investment securities (Notes 3 and 4)	31,842	3,148	35,292
Impairment loss on long-lived assets (Notes 6 and 7)	44,627	49,175	66,378
Minority interests	28,637	31,131	(987)
(Increase) decrease in trade receivables	(56,677)	50,012	(31,042)
(Increase) decrease in inventories	(37,372)	474	36,498
(Increase) decrease in other current assets	39,602	64,074	(57,990)
Increase (decrease) in trade payables	(41,568)	(61,630)	112,340
Increase (decrease) in accrued income taxes	5,765	9,773	3,872
Increase (decrease) in accrued expenses and other current liabilities	9,973	(39,774)	37,108
Increase (decrease) in retirement and severance benefits	(128,937)	(108,559)	(73,180)
Increase (decrease) in deposits and advances from customers	(15,915)	(12,223)	(13,304)
Other	5,672	(23,361)	(35,084)

Net cash provided by operating activities	466,058	532,557	575,418

Cash flows from investing activities (Note 15):
Proceeds from sale of short-term investments	697	31,014	41,867
Purchase of short-term investments	—	(4,509)	(54,967)
Proceeds from disposition of investments and advances	313,947	142,074	849,409
Increase in investments and advances	(160,423)	(290,046)	(385,865)
Capital expenditures	(418,730)	(411,309)	(356,751)
Proceeds from disposals of property, plant and equipment	151,279	182,892	168,631
(Increase) decrease in time deposits	166,750	(223,801)	141,289
Purchase of shares of newly consolidated subsidiaries	(68,309)	—	—
Proceeds from sale of shares of subsidiaries and dividends received	—	40,548	63,083
Other	(46,582)	(34,671)	(59,605)

Net cash provided by (used in) investing activities	(61,371)	(567,808)	407,091

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2008	2007	2006
Cash flows from financing activities (Note 15):
Increase (decrease) in short-term borrowings	(5,815)	(5,826)	15,037
Increase (decrease) in employees’ deposits	(252)	(13,951)	(104,835)
Proceeds from long-term debt	1,344	33,636	30,653
Repayments of long-term debt	(46,750)	(217,414)	(328,243)
Dividends paid	(69,295)	(54,989)	(39,105)
Dividends paid to minority interests	(19,807)	(16,285)	(16,281)
Repurchase of common stock (Note 11)	(103,112)	(153,179)	(87,150)
Sale of treasury stock (Note 11)	273	305	228
Proceeds from issuance of shares by subsidiaries	39,866	—	—
Other	—	—	5,128

Net cash used in financing activities	(203,548)	(427,703)	(524,568)

Effect of exchange rate changes on cash and cash equivalents	(129,521)	32,197	39,699

Effect of changes in consolidated subsidiaries (Note 15)	(93,441)	—	—

Net increase (decrease) in cash and cash equivalents	(21,823)	(430,757)	497,640

Cash and cash equivalents at beginning of year	1,236,639	1,667,396	1,169,756

Cash and cash equivalents at end of year	1,214,816	1,236,639	1,667,396

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008, 2007 and 2006

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of the Company’s products are marketed under “Panasonic” and several other trade names, including “National,” “Technics” and “PanaHome.” Victor Company of Japan, Ltd. and its subsidiaries became associated companies under the equity method from August 2007. “Victor” and “JVC” were not included in the above trade names.

Sales by product category in fiscal 2008 were as follows: AVC Networks—44%, Home Appliances—14%, Components and Devices—13%, MEW and PanaHome*—19%, JVC—2%, and Other—8%. A sales breakdown in fiscal 2008 by geographical market was as follows: Japan—50%, North and South America—14%, Europe—13%, and Asia and Others—23%.

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

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R). Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through an ownership interest of between 20% to 50%) are included in “Investments and advances—Associated companies” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

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

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” Product revenue is generally recognized upon completion of installation or upon shipment if installation is not required. Maintenance revenue is recognized on a straight-line basis over the term of the maintenance agreement.

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

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the later of the date at which the related revenue is recognized or the date at which the incentive is offered, and are recorded as reductions of sales in accordance with EITF Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

(e)	Leases (See Note 5)

The Company accounts for leases in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases.” Leases of the assets under certain conditions are recorded as capital leases in property, plant and equipment in the consolidated balance sheets.

(f)	Inventories (See Note 2)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g)	Foreign Currency Translation (See Note 12)

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

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings .....................................................................	5 to 50 years
Machinery and equipment ..........................................	2 to 10 years

(i)	Goodwill and Other Intangible Assets (See Note 7)

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and Intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead reviewed for impairment at least annually based on assessment of current estimated fair value of the intangible asset. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform the second step of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying amount, the second step does not need to be performed. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in business combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment based on an assessment of the undiscounted cash flows expected by the asset. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j)	Investments and Advances (See Notes 3, 4 and 12)

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

(l)	Income Taxes (See Note 10)

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

The Company accounts for the accounting uncertainty in tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109” (FIN 48) from April 1, 2007. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interests and penalties related to unrecognized tax benefits in “Provision for income taxes—Current” in the consolidated statements of income.

(m)	Advertising (See Note 15)

Advertising costs are expensed as incurred.

(n)	Net Income per Share (See Notes 11 and 13)

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

(o)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(p)	Derivative Financial Instruments (See Notes 12, 16 and 17)

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

(q)	Impairment of Long-Lived Assets (See Note 6)

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

(r)	Restructuring Charges (See Note 14)

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Pursuant to SFAS No. 146, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan.

(s)	Stock-Based Compensation (See Note 11)

SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R) addresses accounting and disclosure requirements with measurement of the cost of employee service using a fair-value-based method of accounting for stock-based employee compensation plans.

The Company had continuously applied the intrinsic-based-method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for this stock option plans until fiscal 2006. The Company accounted for the disclosure in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123,” until fiscal 2006. The Company adopted SFAS No. 123R for the year ended March 31, 2007. The effect of adopting SFAS No. 123R using the modified prospective method for the year ended March 31, 2007 was not material.

(t)	Segment Information (See Note 19)

The Company accounts for segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

(u)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(v)	New Accounting Pronouncements

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans require the fair value of plan assets and benefit obligations to be measured as of the date of the fiscal year-end consolidated balance sheet and will be effective for the Company as of April 1, 2008. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans on the Company’s consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Company as of April 1, 2008. In February 2008, FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which partially delays the effective date of SFAS No. 157 by one year for certain nonfinancial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the Company’s consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 will be effective for the Company as of April 1, 2008. The adoption of SFAS No. 159 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51.” SFAS No. 141R and No. 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141R and No. 160 will be effective for the Company as of April 1, 2009. SFAS No. 141R will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date and the disclosure requirement will be applied retrospectively. The Company is currently in the process of assessing the impact of the adoption of SFAS No. 141R and No. 160 on the Company’s consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 will be effective for the Company as of April 1, 2009. The Company is currently in the process of evaluating the new disclosure requirements under SFAS No. 161.

(w)	Reclassifications

Certain reclassifications have been made to the prior years’ notes to consolidated financial statements in order to conform with the presentation used for the year ended March 31, 2008.

(2)	Inventories

Inventories at March 31, 2008 and 2007 are summarized as follows:

	Yen (millions)
	2008	2007
Finished goods	499,316	576,401
Work in process	132,894	126,134
Raw materials	232,054	246,864

	864,264	949,399

(3)	Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2008 and 2007, and for the three years ended March 31, 2008 is shown below. The most significant of these associated companies are Victor Company of Japan, Ltd. (JVC), Toshiba Matsushita Display Technology Co., Ltd. (TMD) and Sumishin Matsushita Financial Services Co., Ltd. (SMFC). At March 31, 2008, the Company has a 36.8% equity ownership in JVC, a 40.0% equity ownership in TMD and a 34.0% equity ownership in SMFC.

The Company formerly consolidated JVC and its subsidiaries. On August 10, 2007, JVC issued and allocated new shares of its common stock to third parties. As a result, the Company’s shareholding of JVC decreased from 52.4% to 36.8%, and JVC and its subsidiaries became associated companies under equity method. JVC is engaged in both hardware and entertainment software businesses. Financial information associated with JVC subsequent to the date of deconsolidation is included in the aggregate information below, however, financial information through the date of deconsolidation is not included.

The Company formerly accounted for the investment in IPS Alpha technology, Ltd. (IPS) and its subsidiary under the equity method, and began to consolidate IPS and its subsidiary on March 31, 2008, in accordance with FIN 46R, as a result of modification of Joint-Venture agreement. IPS, a variable interest entity, is engaged in manufacturing LCD panels. At March 31, 2008, the amount of total assets of IPS and its subsidiary is 237,259 million yen and the Company has a 44.9% equity ownership interest in IPS. Financial information associated with IPS for the year ended March 31, 2008, and as of and for the year ended March 31, 2007 is included in the aggregate information below, however, financial information as of March 31, 2008 is not included.

The Company formerly accounted for the investment in MT Picture Display Co., Ltd. (MTPD) and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with FIN 46R, as a result of certain restructuring activities of MTPD. On March 30, 2007, the Company acquired a 35.5% equity interest of MTPD from Toshiba Corporation for a nominal value and as a result, the Company has a 100% voting interest in MTPD. MTPD is engaged in manufacturing and distributing cathode ray tubes. The impact of consolidating MTPD is not material to the Company’s consolidated financial statements. Financial information associated with MTPD through February 28, 2006 is included in the aggregate information below, however, financial information as of and for the years ended March 31, 2008 and 2007, and for the one month ended March 31, 2006 is not included.

	Yen (millions)
	2008	2007
Current assets	1,082,483	918,573
Other assets	584,566	632,511

	1,667,049	1,551,084
Current liabilities	809,544	765,051
Other liabilities	417,241	345,855

Net assets	440,264	440,178

Company’s equity in net assets	170,330	165,778

	Yen (millions)
	2008	2007	2006
Net sales	1,968,527	1,352,107	1,227,057
Gross profit	377,989	216,002	195,141
Net loss	(52,915)	(7,595)	(70,381)

Purchases and dividends received from associated companies for the three years ended March 31, 2008 are as follows:

	Yen (millions)
	2008	2007	2006
Purchases from	424,242	301,859	261,458
Dividends received	5,434	3,365	1,496

Retained earnings include undistributed earnings of associated companies in the amount of 32,519 million yen and 30,557 million yen, as of March 31, 2008 and 2007, respectively.

During the years ended March 31, 2008 and 2006, the Company incurred a write-down of 23,668 million yen and 30,681 million yen, respectively, for other-than-temporary impairment of investments and advances in associated companies. The fair values of the investments and advances in associated companies were based on quoted market price or discounted cash flows by using appropriate discounted rate based on our cost of capital rate. An impairment charge was recorded to reduce the carrying value of the assets to fair value. The write-down is included in other deductions in the consolidated statements of income.

Investments in associated companies include equity securities which have quoted market values at March 31, 2008 and 2007 compared with related carrying amounts as follows:

	Yen (millions)
	2008	2007
Carrying amount	30,644	3,311
Market value	35,921	6,129

(4)	Investments in Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains and gross unrealized holding losses of available-for-sale securities included in short-term investments, and investments and advances at March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Japanese and foreign government bonds	40,002	40,140	138	—
Convertible and straight bonds	7,010	7,024	14	—
Other debt securities	250	250	—	—

	47,262	47,414	152	—

Noncurrent:
Equity securities	333,057	441,839	124,342	15,560
Japanese and foreign government bonds	24,745	25,151	406	—
Convertible and straight bonds	6,843	6,992	177	28
Other debt securities	5,603	5,510	—	93

	370,248	479,492	124,925	15,681

	Yen (millions)
	2007
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Japanese and foreign government bonds	64,836	64,882	46	—
Convertible and straight bonds	18,004	18,048	44	—
Other debt securities	10,249	10,249	—	—

	93,089	93,179	90	—

Noncurrent:
Equity securities	293,314	607,271	314,488	531
Japanese and foreign government bonds	64,614	64,904	296	6
Convertible and straight bonds	15,392	15,464	85	13
Other debt securities	6,715	6,852	137	—

	380,035	694,491	315,006	550

Maturities of investments in available-for-sale securities at March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008		2007
	Cost	Fair value	Cost	Fair value
Due within one year	47,262	47,414	93,089	93,179
Due after one year through five years	34,991	35,456	82,799	83,226
Due after five years through ten years	2,200	2,197	3,922	3,994
Equity securities	333,057	441,839	293,314	607,271

	417,510	526,906	473,124	787,670

Proceeds from sale of available-for-sale securities for the years ended March 31, 2008, 2007 and 2006 were 106,466 million yen, 84,806 million yen and 135,907 million yen, respectively. The gross realized gains for the years ended March 31, 2008, 2007 and 2006 were 7,415 million yen, 12,452 million yen and 63,757 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2008, 2007 and 2006 were 148 million yen, 313 million yen and 199 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2008, 2007 and 2006, the Company incurred a write-down of 8,002 million yen, 939 million yen and 458 million yen, respectively, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated market condition of certain industries in Japan. The write-down is included in other deductions in the consolidated statements of income.

Gross unrealized holding losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008 and 2007, are as follows:

	Yen (millions)
	2008
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	82,481	15,560	—	—	82,481	15,560
Convertible and straight bonds	1,824	28	—	—	1,824	28
Other debt securities	5,407	93	—	—	5,407	93

	89,712	15,681	—	—	89,712	15,681

	2007
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	9,229	531	—	—	9,229	531
Japanese and foreign government bonds	19,977	6	—	—	19,977	6
Convertible and straight bonds	1,839	13	—	—	1,839	13

	31,045	550	—	—	31,045	550

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company has not held unrealized losses for twelve months or more at March 31, 2008 and 2007.

The carrying amounts of the Company’s cost method investments totaled 29,837 million yen and 31,465 million yen at March 31, 2008 and 2007. For investments with an aggregate cost of 29,814 million yen and 29,639 million yen at March 31, 2008 and 2007, respectively, the Company estimated that the fair value exceeded the carrying amounts of investments (that is, the investments were not impaired). For the years ended March 31, 2008, 2007 and 2006, the remaining investments were considered other-than-temporarily impaired, resulting in a write-down of 172 million yen, 2,209 million yen and 4,153 million yen, respectively.

At March 31, 2008, equity securities with a book value of 19,880 million yen was pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law.

(5)	Leases

The Company has capital and operating leases for certain land, buildings, and machinery and equipment with SMFC and other third parties.

During the years ended March 31, 2008, 2007 and 2006, the Company sold and leased back certain land, buildings, and machinery and equipment for 109,311 million yen, 73,578 million yen and 115,326 million yen, respectively. The base lease term is 1 to 10 years. The resulting leases are being accounted for as operating leases or capital leases. The resulting gains of these transactions, included in other income in the consolidated statements of income, were not significant. Regarding certain leased assets, the Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term. Regarding leased land and buildings, there are no future commitments, obligations, provisions, or circumstances that require or result in the Company’s continuing involvement.

At March 31, 2008 and 2007, the gross book value of land, buildings, and machinery and equipment under capital leases, including the above-mentioned sale-leaseback transactions was 207,999 million yen and 151,920 million yen, and the related accumulated depreciation recorded was 89,977 million yen and 93,488 million yen, respectively.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 59,886 million yen, 47,094 million yen and 41,302 million yen for the years ended March 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2008 are as follows:

	Yen (millions)
Year ending March 31	Capital leases	Operating leases
2009	38,778	55,530
2010	28,956	45,624
2011	22,500	60,138
2012	13,071	35,501
2013	7,280	12,738
Thereafter	15,542	2,525

Total minimum lease payments	126,127	212,056

Less amount representing interest	3,860

Present value of net minimum lease payments	122,267
Less current portion	37,236

Long-term capital lease obligations	85,031

(6)	Long-Lived Assets

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

The Company recognized impairment losses in the aggregate of 42,689 million yen of property, plant and equipment during fiscal 2008.

The Company recorded impairment losses related to manufacturing facilities used in domestic semiconductors business. As the profitability of domestic business was getting low, the Company estimated that the carrying amounts would not be recovered by the future cash flows. The fair value of manufacturing facilities was based on the discounted estimated future cash flows expected to result from the use of them.

The Company also recorded impairment losses related to certain buildings and manufacturing facilities used in device business at an overseas subsidiary. Due to the downsizing of business, the Company wrote down the carrying amounts of these assets to the recoverable amount. The fair value was based on discounted estimated future cash flow.

Impairment losses of 1,120 million yen, 2,230 million yen, 37,673 million yen and 1,666 million yen were related to “AVC Networks,” “Home Appliances,” “Components and Devices” and the remaining segments, respectively.

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

Impairment losses of 1,416 million yen, 3,901 million yen, 10,163 million yen, 1,571 million yen and 1,273 million yen were related to “Home Appliances, “ “Components and Devices, “ “MEW and PanaHome, “ “Other” and the remaining segments, respectively.

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

The Company also recorded impairment losses related to impairment of land and buildings used in connection with the manufacture of certain information and communications equipment at a domestic subsidiary. As a result of plans to carry out selection and concentration of businesses, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value of land was determined by specific appraisal. The fair value of buildings was determined based on the discounted estimated future cash flows expected to result from the use of the buildings and their eventual disposition.

Impairment losses of 4,260 million yen, 2,771 million yen, 2,488 million yen, 2,754 million yen and 3,957 million yen were related to “AVC Networks,” “Components and Devices,” “MEW and PanaHome,” “Other” and the remaining segments, respectively.

(7)	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2008 and 2007 are as follows:

	Yen (millions)
	AVC Networks	Home Appliances	Components and Devices	MEW and PanaHome	JVC	Other	Total
Balance at March 31, 2006	261,871	22,535	71,123	43,515	3,197	10,896	413,137
Goodwill acquired during the year	40	—	116	2,443	—	4,202	6,801
Goodwill written off related to disposals during the year	(8)	(8)	—	—	—	(2,137)	(2,153)
Goodwill impaired during the year	(27,299)	—	—	—	(3,197)	—	(30,496)
Other	289	(8,254)	—	—	—	—	(7,965)

Balance at March 31, 2007	234,893	14,273	71,239	45,958	—	12,961	379,324
Goodwill acquired during the year	7,711	1,405	574	45,906	—	29	55,625
Goodwill written off related to disposals during the year	(561)	(922)	(111)	(1,923)	—	—	(3,517)
Other	—	—	(1,530)	—	—	—	(1,530)

Balance at March 31, 2008	242,043	14,756	70,172	89,941	—	12,990	429,902

The Company recognized an impairment loss of 27,299 million yen during fiscal 2007 related to goodwill of a mobile communication subsidiary. This impairment is due to a decrease in the estimated fair value of the reporting unit caused by lack of anticipated demand generated by the number portability in Japan, unanticipated loss in cellular phone market share and intensification of domestic competition.

The Company recognized an impairment loss of 3,197 million yen during fiscal 2007 related to goodwill of JVC due primarily to profit performance in JVC’s consumer electronics business being lower than the Company’s expectation.

The fair value was determined by using the estimated present fair value of future cash flows or quoted market prices.

Acquired intangible assets, excluding goodwill, at March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008		2007
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Average amortization period
Amortizing intangible assets:
Patents	61,654	36,782	53,339	33,447	8 years
Software	233,375	162,946	221,023	148,537	4 years
Other	42,706	13,985	37,705	15,394	21 years

	337,735	213,713	312,067	197,378

	Yen (millions)
	2008	2007
Non-amortizing intangible assets	4,895	942

Aggregate amortization expense for amortizing intangible assets for the years ended March 31, 2008, 2007 and 2006 was 38,343 million yen, 37,337 million yen and 33,918 million yen, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Yen (millions)
2009	32,764
2010	22,807
2011	15,342
2012	10,120
2013	6,898

The Company recorded an impairment loss of 1,865 million yen and 116 million yen of amortizing intangible assets in fiscal 2008 and 2007, respectively. The Company estimated the carrying amounts would not be recovered by the future cash flows, due to severe competition in the domestic market. The Company also recognized an impairment loss of 73 million yen, 239 million yen and 98 million yen of non-amortizing intangible assets, in connection with the decline of their market value during fiscal 2008, 2007 and 2006, respectively. The impairment loss is included in other deductions in the consolidated statements of income.

(8)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2008 and 2007 is set forth below:

	Yen (millions)
	2008	2007
Straight bond, due 2011, interest 1.64%	100,000	100,000
Straight bonds issued by subsidiaries, due 2007 - 2013, interest 0.6% - 2.02%	50,150	80,000
Unsecured loans, due 2007 - 2013, effective interest 2.0% in 2008 and 1.2% in 2007	33,920	30,580
Secured yen loans by subsidiaries, due 2007 - 2027, effective interest 2.55% in 2008 and 2.16% in 2007	4,011	4,681
Capital lease obligations	122,267	65,602

	310,348	280,863
Less current portion	78,002	54,083

	232,346	226,780

The aggregate annual maturities of long-term debt after March 31, 2008 are as follows:

Year ending March 31	Yen (millions)
2009	78,002
2010	37,570
2011	31,112
2012	117,323
2013 and thereafter	46,341

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

Each of the loan agreements grants the lender the right to request additional security or mortgages on certain assets. At March 31, 2008 and 2007, investments and advances, and property, plant and equipment with a book value of 6,218 million yen and 6,061 million yen respectively, was pledged as collateral by subsidiaries for secured yen loans from banks. At March 31, 2008 and 2007, short-term loans subject to such general agreements amounted to 15,156 million yen and 39,876 million yen, respectively. The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2008 and 2007 was 4.6% and 5.1%, respectively.

(9)	Retirement and Severance Benefits

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

Effective April 1, 2002, the Company and some of the above-mentioned subsidiaries amended their benefit pension plans by introducing a “point-based benefits system,” and their lump-sum payment plans to cash balance pension plans. Under point-based benefits system, benefits are calculated based on accumulated points allocated to employees each year according to their job classification and years of service. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current rate of pay and market-related interest rate.

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

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008	2007
Change in benefit obligations:
Benefit obligations at beginning of year	1,955,007	1,930,073
Service cost	52,830	59,415
Interest cost	50,667	52,659
Prior service benefit	(1,930)	(3,269)
Actuarial (gain) loss	(14,173)	9,013
Benefits paid	(94,130)	(96,278)
Effect of changes in consolidated subsidiaries	(108,636)	—
Foreign currency exchange impact	(10,832)	3,394

Benefit obligations at end of year	1,828,803	1,955,007

Change in plan assets:
Fair value of plan assets at beginning of year	1,813,616	1,612,410
Actual return on plan assets	(40,591)	119,382
Employer contributions	157,798	155,986
Benefits paid	(79,511)	(76,744)
Effect of changes in consolidated subsidiaries	(105,459)	—
Foreign currency exchange impact	(8,219)	2,582

Fair value of plan assets at end of year	1,737,634	1,813,616

Funded status	(91,169)	(141,391)

The accumulated benefit obligation for the pension plans was 1,817,222 million yen and 1,945,020 million yen at March 31, 2008 and 2007, respectively.

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008	2007
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	840,967	823,421
Fair value of plan assets	598,369	533,814
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	805,235	817,849
Fair value of plan assets	569,587	533,814

Accounts recognized in the consolidated balance sheet at March 31, 2008 and 2007 consist of:

	Yen (millions)
	2008	2007
Other assets	151,430	148,216
Other current liabilities	(4,203)	(8,649)
Retirement and severance benefits	(238,396)	(280,958)

	(91,169)	(141,391)

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2008 and 2007 consist of:

	Yen (millions)
	2008	2007
Prior service benefit	(251,718)	(295,419)
Actuarial loss	248,918	206,106

	(2,800)	(89,313)

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2008 consist of the following components:

	Yen (millions)
	2008	2007	2006
Service cost – benefits earned during the year	52,830	59,415	63,787
Interest cost on projected benefit obligation	50,667	52,659	51,131
Expected return on plan assets	(52,861)	(50,069)	(37,088)
Amortization of prior service benefit	(27,046)	(25,201)	(26,376)
Recognized actuarial loss	15,448	18,407	43,145

Net periodic benefit cost	39,038	55,211	94,599

The estimated prior service benefit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost for fiscal 2009 are gain of 25,874 million yen and loss of 22,487 million yen, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2008 and 2007 are as follows:

	2008	2007
Discount rate	2.7%	2.7%
Rate of compensation increase	1.7%	1.6%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2008 are as follows:

	2008	2007	2006
Discount rate	2.7%	2.7%	2.7%
Expected return on plan assets	3.1%	3.3%	3.0%
Rate of compensation increase	1.6%	1.6%	1.8%

The expected return on plan assets is determined based on the portfolio as a whole and not on the sum of the returns on individual asset categories, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns.

The weighted-average asset allocations of the Company’s pension plans at March 31, 2008 and 2007 are as follows:

	2008	2007
Asset category:
Equity securities	43%	45%
Debt securities	44	43
Life insurance company general accounts	9	7
Other	4	5

Total	100%	100%

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

The Company expects to contribute 158,882 million yen to its defined benefit plans in fiscal 2009.

The benefits expected to be paid from the defined pension plans in each fiscal year 2009 - 2013 are 90,692 million yen, 94,457 million yen, 98,655 million yen, 103,060 million yen and 105,865 million yen, respectively. The aggregate benefits expected to be paid in the five years from fiscal 2014 - 2018 are 543,416 million yen. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31 and include estimated future employee service.

(10)	Income Taxes

Income before income taxes and income taxes for the three years ended March 31, 2008 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2008
Income before income taxes	266,972	168,021	434,993
Income taxes:
Current	85,009	43,172	128,181
Deferred	(16,068)	2,460	(13,608)

Total income taxes	68,941	45,632	114,573

For the year ended March 31, 2007
Income before income taxes	317,007	122,137	439,144
Income taxes:
Current	84,012	35,453	119,465
Deferred	67,984	4,414	72,398

Total income taxes	151,996	39,867	191,863

For the year ended March 31, 2006
Income before income taxes	292,083	79,229	371,312
Income taxes:
Current	63,966	32,375	96,341
Deferred	66,377	4,371	70,748

Total income taxes	130,343	36,746	167,089

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the three years ended March 31, 2008.

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2008	2007	2006
Combined statutory tax rate	40.5%	40.5%	40.5%
Tax credit related to research expenses	(1.2)	(2.2)	(1.5)
Lower tax rates of overseas subsidiaries	(6.9)	(4.2)	(3.7)
Expenses not deductible for tax purposes	0.7	0.8	3.6
Change in valuation allowance allocated to income tax expenses	(5.4)	9.8	15.7
Tax effects attributable to investments in subsidiaries	(4.8)	0.5	(12.0)
Other	3.4	(1.5)	2.4

Effective tax rate	26.3%	43.7%	45.0%

The significant components of deferred income tax expenses for the three years ended March 31, 2008 are as follows:

	Yen (millions)
	2008	2007	2006
Deferred tax expense (exclusive of the effects of other components listed below)	16,898	114,132	89,824
Benefits of net operating loss carryforwards	(30,506)	(41,734)	(19,076)

	(13,608)	72,398	70,748

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2008 and 2007 are presented below:

	Yen (millions)
	2008	2007
Deferred tax assets:
Inventory valuation	87,441	94,489
Expenses accrued for financial statement purposes but not currently included in taxable income	186,633	251,194
Property, plant and equipment	168,886	167,089
Retirement and severance benefits	72,803	76,604
Tax loss carryforwards	242,474	249,356
Other	179,672	150,306

Total gross deferred tax assets	937,909	989,038
Less valuation allowance	348,570	438,837

Net deferred tax assets	589,339	550,201

Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(44,018)	(127,588)
Other	(53,810)	(50,067)

Total gross deferred tax liabilities	(97,828)	(177,655)

Net deferred tax assets	491,511	372,546

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2008.

The net change in total valuation allowance for the years ended March 31, 2008, 2007 and 2006 was a decrease of 90,267 million yen, a decrease of 25,263 million yen and an increase of 152,947 million yen, respectively.

At March 31, 2008, the Company had, for income tax purposes, net operating loss carryforwards of approximately 684,553 million yen, of which 600,961 million yen expire from fiscal 2009 through 2015 and the substantial majority of the remaining balance expire thereafter or do not expire.

Net deferred tax assets and liabilities at March 31, 2008 and 2007 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2008	2007
Other current assets	232,248	298,878
Other assets	292,457	154,467
Other current liabilities	(1,082)	(1,413)
Other liabilities	(32,112)	(79,386)

Net deferred tax assets	491,511	372,546

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 846,319 million yen as of March 31, 2008, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

The Company adopted the provisions of FIN 48 on April 1, 2007. The implementation of FIN 48 did not require a cumulative effect adjustment to retained earnings.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the year ended March 31, 2008, is as follows:

Yen (millions)
Balance at April 1, 2007	(4,281)
Increase related to prior year tax positions	(4,657)
Decrease related to prior year tax positions	82
Increase related to current year tax positions	(2,023)
Settlements	1,552

Balance at March 31, 2008	(9,327)

At March 31, 2008, the total amount of unrecognized tax benefits recorded in the consolidated balance sheet is 9,327 million yen and of that amount, 8,287 million yen, if recognized, would reduce the effective tax rate. The Company does not expect that the total amount of unrecognized tax benefits will significantly change within the next twelve months. The Company accrues interests and penalties related to unrecognized tax benefits and the amount of interest and penalties included in provision for income taxes and cumulative amount accrued are not material for the year ended March 31, 2008.

The Company files income tax returns in Japan and various foreign tax jurisdictions. There are a number of subsidiaries which operate within each of the Company’s major jurisdictions resulting in a range of open tax years. The open tax years for the Company and its significant subsidiaries in Japan, the United States of America, the United Kingdom and China range between fiscal 2004 and fiscal 2007.

(11)	Stockholders’ Equity

The Company may repurchase its common stock from the market pursuant to the former Japanese Commercial Code and the Company Law of Japan. For the years ended March 31, 2008, 2007 and 2006, respectively, 45,294,912, 63,385,266 and 48,945,141 shares were repurchased for the aggregate cost of approximately 103,112 million yen, 153,179 million yen and 87,150 million yen, respectively, primarily with the intension to hold as treasury stock to improve capital efficiency.

The Company sold 127,610, 137,733 and 119,422 shares of its treasury stock for the years ended March 31, 2008, 2007 and 2006, respectively. The difference between sales price and book value was charged to capital surplus in the consolidated balance sheets.

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

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2008 represent dividends paid out during the periods and related appropriation to the legal reserve. Cash dividends per share paid during the three years ended March 31, 2008 amounted to 32.50 yen, 25.00 yen and 17.50 yen, respectively. The accompanying consolidated financial statements do not include any provisions for the year-end dividend of 17.50 yen per share, totaling approximately 36,770 million yen in respect of the year ended March 31, 2008, approved by the board of directors in April 2008.

In accordance with the Company Law of Japan, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of 599,466 million yen at March 31, 2008 were restricted as to the payment of cash dividends.

The Company’s directors and certain senior executives were granted options to purchase the Company’s common stock. All stock options become fully exercisable two years from the date of grant and have a four-year term. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price (Yen)
Balance at March 31, 2005	319,000	2,204
Exercised	(54,000)	2,001
Forfeited	(97,000)	2,186

Balance at March 31, 2006	168,000	2,280
Exercised	(48,000)	1,922
Forfeited	(73,000)	2,690

Balance at March 31, 2007	47,000	2,008
Exercised	(8,000)	1,895
Forfeited	(27,000)	2,163

Balance at March 31, 2008, weighted-average remaining life – 0.25 years	12,000	1,734

Treasury stock reserved for options at March 31, 2007 was 30,000 shares.

(12)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2008 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2008
Translation adjustments:
Translation adjustments arising during the period	(128,047)	—	(128,047)
Less: Reclassification adjustment for (gains) losses included in net income	(1,207)	—	(1,207)

Net translation adjustments	(129,254)	—	(129,254)

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(199,198)	83,370	(115,828)
Less: Reclassification adjustment for (gains) losses included in net income	735	(296)	439

Net unrealized gains (losses)	(198,463)	83,074	(115,389)

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	5,014	(1,914)	3,100
Less: Reclassification adjustment for (gains) losses included in net income	612	(248)	364

Net unrealized gains (losses)	5,626	(2,162)	3,464

Pension liability adjustments:
Prior service benefit arising during the period	1,954	(6)	1,948
Less: Amortization of prior service benefit included in net periodic benefit cost	(24,197)	7,806	(16,391)

Net prior service benefit	(22,243)	7,800	(14,443)

Actuarial loss arising during the period	(62,744)	27,095	(35,649)
Less: Amortization of actuarial loss included in net periodic benefit cost	13,660	(3,383)	10,277

Net actuarial loss	(49,084)	23,712	(25,372)

Net pension liability adjustments	(71,327)	31,512	(39,815)

Other comprehensive income (loss)	(393,418)	112,424	(280,994)

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2007
Translation adjustments:
Translation adjustments arising during the period	57,312	—	57,312
Less: Reclassification adjustment for (gains) losses included in net income	5,481	—	5,481

Net translation adjustments	62,793	—	62,793

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	36,467	(12,232)	24,235
Less: Reclassification adjustment for (gains) losses included in net income	(11,200)	2,490	(8,710)

Net unrealized gains (losses)	25,267	(9,742)	15,525

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(19,778)	7,900	(11,878)
Less: Reclassification adjustment for (gains) losses included in net income	19,183	(7,769)	11,414

Net unrealized gains (losses)	(595)	131	(464)

Minimum pension liability adjustments	(5,722)	(47)	(5,769)

Other comprehensive income (loss)	81,743	(9,658)	72,085

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2006
Translation adjustments:
Translation adjustments arising during the period	134,943	—	134,943
Less: Reclassification adjustment for (gains) losses included in net income	(51,632)	—	(51,632)

Net translation adjustments	83,311	—	83,311

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	188,915	(78,609)	110,306
Less: Reclassification adjustment for (gains) losses included in net income	(63,100)	25,492	(37,608)

Net unrealized gains (losses)	125,815	(53,117)	72,698

Unrealized holding gains of derivative instruments:
Unrealized holding gains (losses) arising during the period	(25,581)	10,412	(15,169)
Less: Reclassification adjustment for (gains) losses included in net income	16,961	(6,869)	10,092

Net unrealized gains (losses)	(8,620)	3,543	(5,077)

Minimum pension liability adjustments	101,805	(40,479)	61,326

Other comprehensive income (loss)	302,311	(90,053)	212,258

(13)	Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the three years ended March 31, 2008 is as follows:

	Yen (millions)
	2008	2007	2006
Net income	281,877	217,185	154,410

	Number of shares
	2008	2007	2006
Average common shares outstanding	2,120,986,052	2,182,791,138	2,222,376,333
Dilutive effect:
Stock options	3,818	13,858	11,909

Diluted common shares outstanding	2,120,989,870	2,182,804,996	2,222,388,242

	Yen
	2008	2007	2006
Net income per share:
Basic	132.90	99.50	69.48
Diluted	132.90	99.50	69.48

(14)	Restructuring Charges

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2008, 2007 and 2006 are as follows:

	Yen (millions)
	2008	2007	2006
Expenses associated with the implementation of early retirement programs:
Domestic	27,050	8,733	31,446
Overseas	5,594	5,465	5,573

Total	32,644	14,198	37,019

Expenses associated with the closure and integration of locations	6,922	5,376	11,956

Total restructuring charges	39,566	19,574	48,975

These restructuring charges are included in other deductions in the consolidated statements of income.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement programs are recognized when the employees accept the offer and the amount can be reasonably estimated. Expenses associated with the closure and integration of locations include amounts such as moving expense of facilities and costs to terminate leasing contracts incurred at domestic and overseas manufacturing plants and sales offices. An analysis of the accrued restructuring charges for the years ended March 31, 2008, 2007 and 2006 is as follows:

	Yen (millions)
	2008	2007	2006
Balance at beginning of the year	10,020	1,335	3,407
New charges	39,566	19,574	48,975
Cash payments	(44,825)	(10,889)	(51,047)

Balance at end of the year	4,761	10,020	1,335

The following represent significant restructuring activities for the year ended March 31, 2008 by business segment:

AVC Networks

AVC Networks segment restructured mainly to accelerate selection and concentration of its businesses for improving its cost competitiveness. The restructuring activities mainly consisted of the implementation of early retirement programs in Japan.

Total restructuring charges amounted to 15,356 million yen, including expenses associated with the implementation of early retirement programs of 14,168 million yen.

Home Appliances

Home Appliances segment restructured its operations to accelerate concentration of its business for strengthening its management structure. The restructuring activities mainly consisted of integrations in Japan.

Total restructuring charges amounted to 8,375 million yen, including expenses associated with the implementation of early retirement programs of 5,611 million yen.

Components and Devices

Components and Devices segment restructured mainly to improve efficiency in its battery business.

Total restructuring charges amounted to 3,128 million yen.

MEW and PanaHome

MEW and PanaHome segment restructured mainly its housing business in Japan. The restructuring activities mainly consisted of the implementation of early retirement programs.

Total restructuring charges amounted to 11,581 million yen, including expenses associated with the implementation of early retirement programs of 8,888 million yen.

JVC

JVC segment incurred restructuring charges in the amount of 750 million yen in its domestic entertainment business.

Other

Other segment incurred restructuring charges in the amount of 376 million yen mainly in overseas sales companies.

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

(15)	Supplementary Information to the Statements of Income and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to income for the three years ended March 31, 2008 are as follows:

	Yen (millions)
	2008	2007	2006
Research and development costs	554,538	578,087	564,781
Advertising costs	200,890	199,155	181,235
Shipping and handling costs	159,418	170,311	170,469
Depreciation	282,102	280,177	275,213

Foreign exchange gains and losses included in other deductions for the years ended March 31, 2008, 2007 and 2006 are losses of 11,492 million yen, 18,950 million yen and 13,475 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of income.

Included in other deductions for the year ended March 31, 2006 are claim expenses of 34,340 million yen which is principally related to losses associated with kerosene fan heaters in the amount of 24,905 million yen. Losses from kerosene fan heaters represent costs associated with customer notification through various media channels, leaflet printing, travel, and inspection and repair costs.

In fiscal 2008, 2007 and 2006, the Company sold, without recourse, trade receivables of 443,464 million yen, 315,329 million yen and 193,974 million yen to independent third parties for proceeds of 441,778 million yen, 314,265 million yen and 193,415 million yen, and recorded losses on the sale of trade receivables of 1,686 million yen, 1,064 million yen and 559 million yen, respectively. In fiscal 2008, 2007 and 2006, the Company sold, with recourse, trade receivables of 397,796 million yen, 303,769 million yen and 69,308 million yen to independent third parties for proceeds of 397,421 million yen, 303,561 million yen and 69,261 million yen, and recorded losses on the sale of trade receivables of 375 million yen, 208 million yen and 47 million yen, respectively. Those losses are included in selling, general and administrative expenses. The Company is responsible for servicing the receivables. Included in trade notes receivable and trade accounts receivable at March 31, 2008 are amounts of 50,192 million yen without recourse and 33,732 million yen with recourse scheduled to be sold to independent third parties.

The sale of trade receivables was accounted for under SFAS No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities.”

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2008 are as follows:

	Yen (millions)
	2008	2007	2006
Cash paid:
Interest	20,911	22,202	21,853
Income taxes	122,416	109,692	92,469
Noncash investing and financing activities:
Conversion of bonds	—	—	20,330
Capital leases	36,330	27,803	22,935

JVC and its subsidiaries became associated companies under equity method from consolidated companies in August, 2007. Certain financial information of JVC and its subsidiaries at the date of deconsolidation is as follows:

Yen (millions)
Assets:
Current assets	311,080
Other assets	115,546

Total	426,626

Liabilities:
Current liabilities	242,336
Other liabilities	36,149

Total	278,485

(16)	Derivatives and Hedging Activities

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

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the three years ended March 31, 2008. Amounts included in accumulated other comprehensive income (loss) at March 31, 2008 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures at March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008	2007
Forward:
To sell foreign currencies	312,390	409,216
To buy foreign currencies	185,267	323,478
Variable-paying interest rate swaps	—	6,136
Cross currency swaps	32,717	14,388
Commodity futures:
To sell commodity	129,425	86,023
To buy commodity	294,884	210,890

(17)	Fair Value of Financial Instruments

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

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	47,414	47,414	93,179	93,179
Other investments and advances	686,510	686,575	1,056,515	1,056,401
Liabilities:
Long-term debt, including current portion	(310,348)	(312,674)	(280,863)	(282,309)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	11,682	11,682	—	—
Commodity futures to buy commodity	28,325	28,325	33,996	33,996
Other current liabilities:
Forward:
To sell foreign currencies	—	—	(842)	(842)
To buy foreign currencies	(2,388)	(2,388)	(706)	(706)
Cross currency swaps	(874)	(874)	(159)	(159)
Commodity futures to sell commodity	(9,746)	(9,746)	(11,243)	(11,243)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgements and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(18)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At March 31, 2008, the maximum amount of undiscounted payments the Company would have to make in the event of default is 16,112 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2008 and 2007 was insignificant.

As discussed in Note 5, in connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At March 31, 2008, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 35,228 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at March 31, 2008 and 2007 was insignificant.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2008 and 2007 are summarized as follows:

	Yen (millions)
	2008	2007
Balance at beginning of year	38,079	37,436
Change in consolidated subsidiaries	(5,189)	—
Liabilities accrued for warranties issued during the period	42,178	48,068
Warranty claims paid during the period	(37,016)	(47,153)
Changes in liabilities for pre-existing warranties during the period, including expirations	(1,874)	(272)

Balance at end of year	36,178	38,079

At March 31, 2008, commitments outstanding for the purchase of property, plant and equipment approximated 108,148 million yen. Contingent liabilities at March 31, 2008 for discounted export bills of exchange amounted to 75 million yen.

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (PCB equipment) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of 11,453 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

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

The healthcare business was transferred to Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. As a result of the transfer, the segment information of all prior periods presented has been reclassified to conform with the presentation for the year ended March 31, 2008.

Victor Company of Japan, Ltd. and its subsidiaries became associated companies under the equity method from August, 2007.

Information by segment for the three years ended March 31, 2008 is shown in the tables below:

By Business Segment:

	Yen (millions)
	2008	2007	2006
Sales:
AVC Networks:
Customers	4,267,217	4,005,005	3,946,952
Intersegment	52,377	59,106	57,746

Total	4,319,594	4,064,111	4,004,698
Home Appliances:
Customers	1,126,037	1,063,033	1,016,604
Intersegment	190,365	184,103	171,668

Total	1,316,402	1,247,136	1,188,272
Components and Devices:
Customers	989,414	987,933	954,011
Intersegment	409,270	389,824	414,247

Total	1,398,684	1,377,757	1,368,258
MEW and PanaHome:
Customers	1,854,023	1,809,503	1,695,949
Intersegment	56,269	49,210	51,258

Total	1,910,292	1,858,713	1,747,207
JVC:
Customers	181,296	640,746	697,150
Intersegment	1,846	5,833	5,966

Total	183,142	646,579	703,116
Other:
Customers	650,941	601,950	583,663
Intersegment	885,189	882,026	731,629

Total	1,536,130	1,483,976	1,315,292
Eliminations	(1,595,316)	(1,570,102)	(1,432,514)

Consolidated total	9,068,928	9,108,170	8,894,329

	Yen (millions)
	2008	2007	2006
Segment profit:
AVC Networks	252,239	220,080	192,955
Home Appliances	86,412	83,084	75,065
Components and Devices	104,989	99,884	81,111
MEW and PanaHome	96,405	78,889	72,694
JVC	(9,672)	(5,659)	(5,782)
Other	64,205	60,500	62,225
Corporate and eliminations	(75,097)	(77,237)	(63,995)

Total segment profit	519,481	459,541	414,273

Interest income	34,371	30,553	28,216
Dividends received	10,317	7,597	6,567
Other income	70,460	114,545	147,399
Interest expense	(20,357)	(20,906)	(21,686)
Goodwill impairment	—	(30,496)	(50,050)
Other deductions	(179,279)	(121,690)	(153,407)

Consolidated income before income taxes	434,993	439,144	371,312

Identifiable assets:
AVC Networks	2,592,856	2,341,967	2,284,139
Home Appliances	758,976	715,481	630,369
Components and Devices	1,013,522	989,293	966,684
MEW and PanaHome	1,356,588	1,354,679	1,371,405
JVC	—	419,980	438,456
Other	416,217	461,884	503,798
Corporate and eliminations	1,305,455	1,613,674	1,769,789

Consolidated total	7,443,614	7,896,958	7,964,640

Depreciation (including intangibles other than goodwill):
AVC Networks	91,607	79,803	76,470
Home Appliances	37,457	31,918	29,299
Components and Devices	89,799	85,300	88,717
MEW and PanaHome	44,124	48,487	46,575
JVC	6,008	17,844	17,759
Other	14,835	15,561	38,253
Corporate and eliminations	36,615	38,601	12,058

Consolidated total	320,445	317,514	309,131

Capital investment (including intangibles other than goodwill):
AVC Networks	228,358	168,448	127,040
Home Appliances	48,925	49,040	44,644
Components and Devices	139,003	138,930	124,219
MEW and PanaHome	51,676	47,558	44,849
JVC	3,542	15,478	16,994
Other	13,331	17,325	12,092
Corporate and eliminations	18,625	39,479	16,688

Consolidated total	503,460	476,258	386,526

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and software.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and property, plant and equipment are as follows:

	Yen (millions)
	2008	2007	2006
Sales:
Japan	4,544,772	4,616,520	4,611,440
North and South America	1,250,677	1,381,104	1,387,424
Europe	1,212,971	1,217,931	1,113,556
Asia and Others	2,060,508	1,892,615	1,781,909

Consolidated total	9,068,928	9,108,170	8,894,329

United States of America included in North and South America	1,081,183	1,213,867	1,206,357
Property, plant and equipment:
Japan	1,353,421	1,171,223	1,201,266
North and South America	34,260	53,317	58,003
Europe	69,844	71,594	66,084
Asia and Others	299,848	346,159	306,986

Consolidated total	1,757,373	1,642,293	1,632,339

There are no individually material countries which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America on sales. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2008.

The following information shows sales, geographical profit and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2008. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	2008	2007	2006
Sales:
Japan:
Customers	4,908,850	4,941,413	4,945,802
Intersegment	1,880,654	2,029,589	1,944,537

Total	6,789,504	6,971,002	6,890,339
North and South America:
Customers	1,196,419	1,335,631	1,340,352
Intersegment	16,646	21,654	26,185

Total	1,213,065	1,357,285	1,366,537
Europe:
Customers	1,170,932	1,162,795	1,067,306
Intersegment	47,300	47,201	20,361

Total	1,218,232	1,209,996	1,087,667
Asia and Others:
Customers	1,792,727	1,668,331	1,540,869
Intersegment	1,167,322	1,206,340	1,175,492

Total	2,960,049	2,874,671	2,716,361
Eliminations	(3,111,922)	(3,304,784)	(3,166,575)

Consolidated total	9,068,928	9,108,170	8,894,329

Geographical profit:
Japan	422,071	409,395	374,129
North and South America	22,136	22,500	16,773
Europe	20,438	13,903	4,511
Asia and Others	125,056	89,460	81,337
Corporate and eliminations	(70,220)	(75,717)	(62,477)

Consolidated total	519,481	459,541	414,273

Identifiable assets:
Japan	4,410,600	4,416,586	4,442,776
North and South America	320,487	455,216	443,432
Europe	430,149	452,924	412,948
Asia and Others	1,208,534	1,265,170	1,235,438
Corporate and eliminations	1,073,844	1,307,062	1,430,046

Consolidated total	7,443,614	7,896,958	7,964,640

Schedule II

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2008, 2007 and 2006

	Balance at beginning of period	Add	Deduct			Add (deduct)	Balance at end of period
		Charged to income	Change in consolidated subsidiaries	Bad debts written off	Reversal	Cumulative translation adjustments
Allowance for doubtful receivables:
2008	29,061	6,008	4,378	5,109	3,542	(1,172)	20,868
2007	37,400	3,203	—	7,002	5,012	472	29,061
2006	43,836	8,409	4,657	4,868	6,465	1,145	37,400

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

2.1	Specimen common stock certificates of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1

Liability Limitation Agreement (English translation)

[Matsushita and Ikuo Uno entered into a Liability Limitation Agreement, dated June 29, 2005, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

[Matsushita and Masayuki Oku entered into a Liability Limitation Agreement, dated June 26, 2008, in the form of this Exhibit.]

[Matsushita and each of Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi, entered into a Liability Limitation Agreement, each dated June 28, 2006, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

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

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Registrant)

Date: June 30, 2008	By	/s/ Yukitoshi Onda
Yukitoshi Onda
Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

2.1	Specimen common stock certificates of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000]

4.1

Liability Limitation Agreement (English translation)

[Matsushita and Ikuo Uno entered into a Liability Limitation Agreement, dated June 29, 2005, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]

[Matsushita and Masayuki Oku entered into a Liability Limitation Agreement, dated June 26, 2008, in the form of this Exhibit.]

[Matsushita and each of Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi, entered into a Liability Limitation Agreement, each dated June 28, 2006, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

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