Form 20-F
period 2009-03-31
PANASONIC Corp
filed 2009-06-30
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

Commission file number 1 - 6784

PANASONIC KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

PANASONIC CORPORATION

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

(Address of principal executive offices)

Yukitoshi Onda, +81-6-6906-1763, onda.yukitoshi@jp.panasonic.com, address is same as above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock*	New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.

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

	Outstanding as of
Title of Class	March 31, 2009 (Japan Time)	March 31, 2009 (New York Time)
Common Stock	2,070,641,621
American Depositary Shares, each representing 1 share of Common Stock		122,815,684

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐.

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

This form contains 147 pages.

All information contained in this annual report is as of March 31, 2009 or for the year ended March 31, 2009 (fiscal 2009) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 19, 2009 was 96.15 yen = U.S.$1.

About the Company

Panasonic Corporation (hereinafter, unless the context otherwise requires, “Panasonic,” the “Panasonic Group” or the “Company” refers to Panasonic Corporation and its consolidated subsidiaries as a group) is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. As from October 1, 2008, the Company changed its company name from “Matsushita Electric Co., Ltd.” to “Panasonic Corporation.” Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 7,766 billion yen for fiscal 2009. Over the past nine decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2009 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic. To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (June 2009). Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2009	2008	2007	2006	2005
Statements of Operations Data:
Net sales	7,766	9,069	9,108	8,894	8,714
Income (loss) before income taxes	(383)	435	439	371	247
Net income (loss)	(379)	282	217	154	58
Per common share:
Net income (loss):
Basic	(182.25)	132.90	99.50	69.48	25.49
Diluted	(182.25)	132.90	99.50	69.48	25.49
Dividends	40.00	32.50	25.00	17.50	15.25

Balance Sheet Data:
Total assets	6,403	7,444	7,897	7,965	8,057
Long-term debt	651	232	227	264	477
Stockholders’ equity	2,784	3,742	3,917	3,788	3,544
Common stock	259	259	259	259	259
Number of shares issued at year-end (thousands)	2,453,053	2,453,053	2,453,053	2,453,053	2,453,053
Number of shares issued and outstanding at year-end (thousands)	2,070,642	2,101,117	2,146,284	2,209,532	2,258,358

Yen exchange rates per U.S. dollar:
Year-end	99.15	99.85	117.56	117.48	107.22
Average	100.62	114.31	116.92	113.15	107.49
High	87.80	96.88	110.07	104.41	102.26
Low	110.48	124.09	121.81	120.93	114.30

	Dec. 2008	Jan. 2009	Feb. 2009	Mar. 2009	Apr. 2009	May 2009
Yen exchange rates for each month during the previous six months:
High	87.84	87.80	89.09	93.85	96.49	94.45
Low	93.71	94.20	98.55	99.34	100.71	99.24

Note: Dividends per share reflect those paid during each fiscal year.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Once a year, Panasonic implements a Groupwide risk assessment survey to identify potential risks in an integrated and comprehensive manner. By identifying, assessing, evaluating and prioritizing these risks, Panasonic specifies risks at the Corporate Headquarters, business domain companies and Group affiliates, takes countermeasures that correspond to the materiality of each risk, and seeks continuous improvements through the monitoring of the progress of such countermeasures. Primarily because of the business areas and geographical areas where it operates, and the highly competitive nature of the industry to which it belongs, Panasonic is exposed to a variety of risks and uncertainties in conducting its businesses, including, but not limited to, the following. These risks may adversely affect Panasonic’s business, operating results and financial condition. This section includes forward-looking statements and future expectations as of the date of this annual report.

Risks Related to Economic Conditions

Continued or further weakness in Japanese and global economies may cause reduced demand for Panasonic’s products

Weakness in Japanese and global economies may cause reduced demand for Panasonic’s products

Demand for Panasonic’s products and services may be affected by general economic trends in the countries or regions in which Panasonic’s products and services are sold. Economic downturns and resulting declines in demand in Panasonic’s major markets worldwide may thus adversely affect the Company’s business, operating results and financial condition. Since the financial crisis occurred in 2008, Panasonic’s business environment has been rapidly deteriorating due to declines in global consumption and business activities and due to intensified price competition. Panasonic expects a decrease in profitability in fiscal 2010 because further deterioration of domestic and overseas market conditions will likely cause sales of Panasonic’s products to decline and Panasonic will incur increased costs for additional business restructuring in order to cope with the business environment. If global market conditions worsen beyond expectations, the business environment of Panasonic may deteriorate more than currently anticipated, which may adversely affect the Company’s business, operating results and financial condition.

Currency exchange rate fluctuations may adversely affect Panasonic’s operating results

Foreign exchange rate fluctuations may adversely affect Panasonic’s business, operating results and financial condition, because its international business transactions and costs and prices of its products and services in overseas countries are affected by foreign exchange rate changes. In addition, foreign exchange rate changes can also affect the yen value of Panasonic’s investments in overseas assets and liabilities because Panasonic’s consolidated financial statements are presented in Japanese yen. Generally, an appreciation of the yen against other major currencies such as the U.S. dollar and the euro may adversely affect Panasonic’s operating results. Meanwhile, a depreciation of the yen against the aforementioned major currencies may have a favorable impact on Panasonic’s operating results. The global financial crisis, which occurred in 2008, caused the rapid appreciation of the yen against other major currencies, which adversely and significantly affected Panasonic’s operating results in fiscal 2009. Any further or continued appreciation of the yen may adversely affect the Company’s business, operating results and financial condition.

Interest rate fluctuations may adversely affect Panasonic’s financial condition, etc.

Panasonic is exposed to interest rate fluctuation risks which may affect the Company’s operational costs, interest expenses, interest income and the value of financial assets and liabilities. Accordingly, interest rate fluctuations may adversely affect the Company’s business, operating results and financial condition.

Continuation or deterioration of financial market turmoil may adversely affect Panasonic’s ability to raise funds or may increase the cost of fund raising

Panasonic raises funds for its business through methods such as borrowing from financial institutions and issuance of bonds and commercial papers. Where, among other events, financial market turmoil continues or deteriorates, financial institutions reduce lending to Panasonic, or rating agencies downgrade Panasonic’s credit ratings, Panasonic may not be able to raise funds in the time and amount necessary for Panasonic, or under conditions which Panasonic deems appropriate, and Panasonic may incur additional costs of raising funds, which may adversely affect the Company’s business, operating results and financial condition.

Decreases in the value of Japanese stocks may adversely affect Panasonic’s financial results

Panasonic holds mostly Japanese stocks as part of its investment securities. The value of such stocks dropped significantly due to the global financial crisis and economic downturn in Japan, causing Panasonic to record losses on the valuation of its investment securities in fiscal 2009. Further decreases in the value of stocks may cause additional losses due to decreases in the valuation of investment securities, thereby adversely affecting Panasonic’s operating results and financial condition. The decrease in the value of Japanese stocks may also reduce stockholders’ equity on the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

Risks Related to Panasonic’s Business

Competition in the industry may adversely affect Panasonic’s ability to maintain profitability

Panasonic develops, produces and sells a broad range of products and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. Panasonic may choose not to fund or invest in one or more of its businesses to the same degree as its competitors in those businesses do, or it may not be able to do so in a timely manner or even at all. These competitors may have greater financial, technological, and marketing resources than Panasonic in the respective businesses in which they compete.

Rapid declines in product prices may adversely affect Panasonic’s financial condition

Panasonic’s business is subject to intense price competition worldwide, which makes it difficult for the Company to determine product prices and maintain adequate profits. Such intensified price competition may adversely affect Panasonic’s profits, especially in terms of possible decreases in demand. As global consumption has declined and demand has shifted to low-priced products, Panasonic’s product prices in digital electronics and many other business areas may decline significantly.

Panasonic’s business is, and will continue to be, subject to risks generally associated with international business operations

One of Panasonic’s business strategies is business expansion in overseas markets. In many of these markets, Panasonic may face risks generally associated with international manufacturing and other business operations, such as political instability, cultural and religious differences and labor relations, as well as economic uncertainty and foreign currency exchange risks. Panasonic may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with customers, subcontractors or parts suppliers. Panasonic may also experience various political, legal or other restrictions in investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or the rate of taxation in countries where Panasonic operates businesses. With respect to products exported overseas, tariffs, other barriers or shipping costs may make Panasonic’s products less competitive in terms of price. Expanding its overseas business may require significant investments long before Panasonic realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

Panasonic may not be able to keep pace with technological changes and develop new products or services in a timely manner to remain competitive

Panasonic may fail to introduce new products or services in response to technological changes in a timely manner. Some of Panasonic’s core businesses, such as consumer digital electronics and key components and devices, are concentrated in industries where technological innovation is the central competitive factor. Panasonic continuously faces the challenge of developing and introducing viable and innovative new products. Panasonic must predict with reasonable accuracy both future demand and new technologies that will be available to meet such demand. If Panasonic fails to do so, it will not be able to compete effectively in new markets.

Panasonic may not be able to develop product formats that can prevail as de facto standards

Panasonic has been forming alliances and partnerships with other major manufacturers to strengthen technologies and the development of product formats, such as next-generation home and mobile networking products, data storage devices, and software systems. Despite these efforts, Panasonic’s competitors may succeed in developing de facto standards for future products before Panasonic can. In such cases, the Company’s competitive position, business, operating results and financial condition could be adversely affected.

Panasonic may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals

Panasonic’s future success depends largely on its ability to attract and retain certain key personnel, including scientific, technical and management professionals. Industry demand for skilled employees, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense. Because of this intense competition for skilled employees, Panasonic may be unable to retain its existing personnel or attract additional qualified employees to keep up with future business needs. If this should happen, Panasonic’s business, operating results and financial condition could be adversely affected.

Alliances with, and strategic investments in, third parties, and mergers and acquisitions undertaken by Panasonic, may not produce positive results

Panasonic develops its business by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Panasonic’s goal of introducing new products and services, but Panasonic may not be able to successfully collaborate or achieve expected synergies with its partners. Panasonic does not, however, control these partners, who may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. Panasonic and SANYO Electric Co., Ltd. (“SANYO”), upon resolutions of meetings of their respective Boards of Directors held on December 19, 2008, entered into a Capital and Business Alliance Agreement. Panasonic aims to make SANYO its subsidiary through a tender offer (at a purchase price of 131 yen per share of common stock, 1,310 yen per share of Class A preferred stock and 1,310 yen per share of Class B preferred stock), which will be launched subject to, among other conditions, the completion of the procedures and measures that are required under domestic and overseas competition laws and regulations. However, Panasonic may not be able to promptly make SANYO its subsidiary and may fail to achieve the expected synergies with SANYO through the capital and business alliance. Furthermore, as a result of making SANYO its consolidated subsidiary, deterioration of SANYO’s operating results and financial condition may adversely affect Panasonic’s operating results and financial condition.

Panasonic is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner, and at a reasonable price

Panasonic’s manufacturing operations depend on obtaining raw materials, parts and components, equipment and other supplies including services from reliable suppliers in adequate quality and quantity in a timely manner. It may be difficult for Panasonic to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the interruption of supply caused by, among other conditions, the bankruptcy of suppliers or increased industry demand. This may adversely affect the Panasonic Group’s operations. Although Panasonic decides purchase prices by contract, the prices of raw materials including oil, parts and components, may increase due to changes in supply and demand. Some components are only available from a limited number of suppliers, which also may adversely affect Panasonic’s business, operating results and financial condition.

Panasonic is exposed to the risk that its customers may encounter financial difficulties

Many of Panasonic’s customers purchase products and services from Panasonic on payment terms that do not provide for immediate payment. If customers from whom Panasonic has substantial accounts receivable encounter financial difficulties and are unable to make payments on time, Panasonic’s business, operating results and financial condition could be adversely affected.

Risks Related to Panasonic’s Management Plans

Panasonic is implementing its mid-term management plan called GP3 (announced on January 10, 2007), which runs from fiscal 2008 to fiscal 2010. Under this plan, Panasonic aims to achieve sales of ¥10 trillion and ROE of 10% in fiscal 2010 by achieving steady growth with profitability. Panasonic, in an effort to coexist with the global environment, also aims to achieve a target of reducing total global CO2 emissions by 300,000 tons in fiscal 2010 compared with fiscal 2007 at Panasonic’s manufacturing operations worldwide. Due to various factors including, in particular, the global recession resulting from the global financial crisis, it will be very difficult for Panasonic to achieve all the goals set out in its mid-term management plan. Also, Panasonic announced on May 15, 2009, its annual forecast and major initiatives for the year ending March 31, 2010. However, Panasonic may not be successful in achieving all the targets or in realizing the expected benefits because of various external and internal factors including, among other conditions, further deterioration of the business environment and increased costs of business restructuring such as additional business reorganization, the impairment of fixed assets and employment adjustment in order to cope with the business environment.

Risks Related to Legal Restrictions and Litigations

Panasonic may be subject to product liability or warranty claims that could result in significant direct or indirect costs

The occurrence of defects in Panasonic products could make Panasonic liable for damages not covered by product and completed operation liability insurance, whereby the Company could incur significant expenses. Due to negative publicity concerning these problems, Panasonic’s business, operating results and financial condition may be adversely affected.

Panasonic may fail to protect its proprietary intellectual properties, or face claims of intellectual property infringement by a third party, and may lose its intellectual property rights on key technologies or be liable for significant damages

Panasonic’s success depends on its ability to obtain intellectual property rights covering its products and product design. Patents may not be granted or may not be of sufficient scope or force to provide Panasonic with adequate protection or commercial advantage. In addition, effective copyright and trade secret protections may be unavailable or limited in some countries in which Panasonic operates. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Panasonic. The Company obtains licenses for intellectual property rights from other parties; however, such licenses may not be available at all or on acceptable terms in the future. Litigation may also be necessary to enforce Panasonic’s intellectual property rights or to defend against intellectual property infringement claims brought against Panasonic by third parties. In such cases, Panasonic may incur significant expenses for such lawsuits. Furthermore, Panasonic may be prohibited from using certain important technologies or liable for damages in cases of admitted violations of intellectual property rights of others.

Changes in accounting standards and tax systems may adversely affect Panasonic’s financial results and condition

Introduction of new accounting standards or tax systems, or changes thereof, which Panasonic cannot predict, may have a material adverse effect on the Company’s operating results and financial condition. In addition, if tax authorities have different opinions from Panasonic on the Company’s tax declarations, Panasonic may need to make larger tax payments than estimated.

Payments or compensation related to environmental regulations or issues may adversely affect Panasonic’s business, operating results and financial condition

Panasonic is subject to environmental regulations such as those relating to air pollution, water pollution, elimination of hazardous substances, waste management, product recycling, and soil and groundwater contamination, and may be held responsible for certain related payments or compensation. Furthermore, if these regulations become stricter and an additional duty of eliminating the use of environmentally hazardous materials is imposed, or if the Company determines that it is necessary and appropriate, from the viewpoint of corporate social responsibility, to respond to environmental issues, the payment of penalties for the violation of these regulations or voluntary payment of compensation for consolation to parties affected by such issues may adversely affect Panasonic’s business, operating results and financial condition.

Leaks of confidential information may adversely affect Panasonic’s business

In the normal course of business, Panasonic holds confidential information mainly about customers regarding credit worthiness and other information, as well as confidential information about companies and other third parties. Such information may be leaked due to an accident or other inevitable cause, and any material leakage of confidential information may result in significant expense for related lawsuits and adversely affect Panasonic’s business and image. Moreover, there is a risk that Panasonic’s trade secrets may be leaked by illegal conduct or by mere negligence of external parties, etc. If such is the case, Panasonic’s business, operating results and financial condition may be adversely affected.

Governmental laws and regulations may limit Panasonic’s activities or increase its operating costs

Panasonic is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations, and internal control regulations due to the implementation of stricter laws and regulations and stricter interpretations. However, to the extent that Panasonic cannot comply with these laws and regulations from technical and economic perspectives, or if they become stricter and Panasonic determines that it would not be economical to continue to comply with them, Panasonic would need to limit its activities in the affected business areas. In addition, these laws and regulations could increase Panasonic’s operating costs.

Risks Related to Disasters or Unpredictable Events

Panasonic’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Panasonic’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Panasonic also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters such as earthquakes, fires, floods, wars, terrorist attacks, computer viruses or other events occur, or Panasonic’s information system or communications network breaks down or operates improperly as a result of such events, Panasonic’s facilities may be seriously damaged, or the Company may have to stop or delay production and shipment. Panasonic may incur expenses relating to such damages. In addition, if an infectious disease, such as a new highly-pathogenic flu strain, becomes prevalent throughout the world, Panasonic’s manufacturing and sales may be materially disrupted.

Other Risks

External economic conditions may adversely affect Panasonic’s pension plans

Panasonic has contributory, funded benefit pension plans covering substantially all employees in Japan who meet eligibility requirements. A decline in interest rates may cause a decrease in the discount rate on benefit obligations. A decrease in the value of stocks may also affect the return on plan assets. As a result, the actuarial loss may increase, leading to an increase in future net periodic benefit costs of these pension plans.

Some long-lived assets may not produce adequate returns

Panasonic has many long-lived assets, such as plant, property and equipment, and goodwill, that generate returns. The Company periodically reviews the recorded value of its long-lived assets to determine if the fair value will be sufficient to support the remaining recorded asset values. If these long-lived assets do not generate sufficient cash flows, impairment losses will have to be recognized, adversely affecting Panasonic’s results of operations and financial condition.

Realizability of deferred tax assets and uncertain tax positions may increase Panasonic’s provision for income tax

In assessing the realizability of deferred tax assets and uncertain tax positions based on the expected future generation of taxable income or assessed sustainability of uncertain tax positions, Panasonic considers whether it is more likely than not that any portion or all of the deferred tax assets or recognized tax position benefit will not be realized. If Panasonic determines that temporary differences and loss carryforwards or recognized tax benefits cannot be realized upon the generation of future taxable income during the deductible periods due to deteriorating business conditions or tax position benefits may not be realized upon settlement, valuation allowance against deferred tax assets or unrecognized tax benefit reserves could be recognized and Panasonic’s provision for income tax may increase.

Financial results and condition of associated companies may adversely affect Panasonic’s operating results and financial condition

Panasonic holds equities of several associated companies. Panasonic can exercise influence over operating and financing policies of these companies. However, Panasonic does not have the right to make decisions for them since the companies operate independently. Some companies may record losses. If these associated companies do not generate profits, Panasonic’s business results and financial condition may be adversely affected.

American Depositary Share (ADS) holders have fewer rights than shareholders and may not be able to enforce judgments based on U.S. securities laws

The rights of shareholders under Japanese law to take actions, including exercising their voting rights, receiving dividends and distributions, bringing derivative actions, examining Panasonic’s accounting books and records, and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its nominee, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to exercise their voting rights underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from Panasonic. However, ADS holders will not be able to bring a derivative action, examine Panasonic’s accounting books and records, or exercise appraisal rights through the depositary.

Item 4.	Information on the Company

A.	History and Development of the Company

GENERAL

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha (Address: 1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan. Phone: +81-6-6908-1121 / Agent: Mr. Yoichi Nagata, Director of Overseas Investor Relations of Panasonic Corporation) as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of humankind through the supply of quality consumer electric and electronic goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white TVs and refrigerators. During the 1950s, the Company expanded its operations by establishing mass production and mass sales structures to meet increasing domestic demand, while also creating subsidiaries, making acquisitions and forming alliances. During the 1960s, the Company expanded its overseas businesses, and its products started obtaining worldwide recognition.

During the global recession caused by the first oil crisis in 1973, the Company strengthened its structure and overseas business relations. The advent and popularity of the video cassette recorder (VCR) from the late 1970s enabled the Company to receive worldwide recognition as a global consumer electronics manufacturer. In the 1980s, the Company further worked to evolve from a consumer products manufacturer to a comprehensive electronics products manufacturer, expanding its business in the areas of information and communications technology, industrial equipment and components and devices. Since the 1990s, the Company has been emphasizing technological development and the use of advanced technology in every phase of life. In particular, the Company has been expanding its development activities in such areas as next-generation audiovisual (AV) equipment, multimedia products, and advanced electronic components and devices, many of which incorporate digital technology.

In June 1995, the Company sold 80% equity interest in MCA (subsequently renamed Universal Studios, Inc.) which the Company purchased in December 1990, to The Seagram Company Ltd. (currently Vivendi Universal S.A.) for approximately U.S. $5.7 billion, leaving the Company with a minority interest. In February 2006, the Company sold the remaining shares to Vivendi Universal S.A.

In April 2000, the Company made two of its majority-owned subsidiaries, Matsushita Refrigeration Company and Wakayama Precision Company, into wholly-owned subsidiaries by means of share exchanges. As a result of the share exchanges, the Company issued 16,321,187 shares of its common stock to shareholders of the respective companies.

In June 2000, Kunio Nakamura became President of the Company and, under his leadership, the Company implemented structural reforms and growth strategies with an emphasis on enhancing growth potential, profitability and capital efficiency, thereby ensuring the Company’s continued contribution to society.

In April 2001, the Company absorbed Matsushita Electronics Corporation, its wholly-owned subsidiary, by merger to implement unified operational management in such key device areas as semiconductors and display devices.

In April 2002, the Company and Toshiba Corporation (Toshiba) separated their respective liquid crystal display (LCD) panel operations and established a joint venture company, Toshiba Matsushita Display Technology Co., Ltd. (TMD), for the development, manufacture and sale of LCD panels and next-generation display devices. Of the new company’s initial stated capital of 10 billion yen, 60% was invested by Toshiba and 40% by the Company.

As a drastic structural reform aimed at achieving new growth, the Company implemented share exchanges on October 1, 2002 with five of its majority-owned subsidiaries (Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.) and transformed them into wholly-owned subsidiaries of the Company.

As an extension of this Groupwide reorganization, the Company transformed two of its majority-owned subsidiaries, Matsushita Electronic Components Co., Ltd. and Matsushita Battery Industrial Co., Ltd., into wholly-owned subsidiaries via share exchanges, effective April 1, 2003.

Upon the aforementioned Groupwide restructurings, in April 2003, to prepare a framework that enables each business domain company to implement autonomously responsible management, the Company established a new global consolidated management system that focuses on capital efficiency and cash flows.

Also on April 1, 2003, the Company launched another joint venture company with Toshiba, upon separating their respective cathode ray tube (CRT) businesses with the exception of domestic CRT manufacturing operations. The Company formerly accounted for the investment in the new company, Matsushita Toshiba Picture Display Co., Ltd. (MTPD) and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R), as a result of certain restructuring activities of MTPD. At March 31, 2006, the Company had a 64.5% equity interest in MTPD. At March 30, 2007, the Company acquired the remaining 35.5% equity interest in MTPD from Toshiba and MTPD was renamed MT Picture Display Co., Ltd.

Since fiscal 2003, the Company has been gradually shifting its focus from restructuring to growth. The Company made concerted efforts to enhance product competitiveness. V-products, which aim to capture leading shares in high-volume markets, made a significant contribution to overall business results.

In April 2003, the Company announced that it would position the Panasonic brand as a globally unified brand for overseas markets under the global brand slogan of “Panasonic ideas for life.” This new brand strategy conveys to customers all over the world a new image for the Company and its products, while further enhancing brand value.

In December 2003, the Company reached a basic agreement regarding a comprehensive business collaboration with its affiliate, Panasonic Electric Works Co., Ltd. (PEW), after which the Company initiated a tender offer for additional shares of PEW. As a result of the tender offer in which the Company purchased an additional 140,550 thousand shares of common stock of PEW at the total cost of 147 billion yen, PEW, PanaHome Corporation and their respective subsidiaries became consolidated subsidiaries of the Company in April 2004. For fiscal 2005, Panasonic and PEW integrated overlapping businesses in the area of electrical supplies, building materials and equipment, home appliances and industrial equipment, and reformed distribution channels to establish an optimized, customer-oriented operational structure. In fiscal 2006, the Company leveraged the strengths of both companies to achieve sales increases in Collaboration V-products including bathroom systems, modular kitchens and air purifiers.

In fiscal 2005, as part of business restructuring of its Group companies, power distribution equipment and monitoring and control system operations of Matsushita Industrial Information Equipment Co., Ltd. (MIIE) were transferred to PEW, while MIIE’s information machine business was shifted to Panasonic Communications Co., Ltd. Subsequently, MIIE was absorbed by the Company in April 2005, and no longer operates as a separate entity.

In June 2006, Fumio Ohtsubo became President of the Company. Under its new management, it has been making efforts to achieve global excellence, or in other words, to aim to earn the support of all its stakeholders worldwide by sustaining growth through continued innovation and ensuring sound business activities on a global basis.

In July 2007, each of Victor Company of Japan, Limited (“JVC”), a consolidated subsidiary of the Company, KENWOOD and SPARX International (Hong Kong) Limited, an investment management company which belongs to a group of companies headed by SPARX Group Co., Ltd. adopted resolutions for, or affirmed, JVC’s issuance of 107,693,000 new shares of its common stock through third party allotments, and the new shares were subscribed by KENWOOD and the several investment funds managed by SPARX International (Hong Kong) Limited. JVC issued and allocated the new shares to KENWOOD and the SPARX funds on August 10, 2007. As a result, the Company’s shareholding in JVC decreased from 52.4% to 36.8%, and JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.

In February 2008, the Company finalized a definitive agreement with Hitachi, Ltd. related to comprehensive LCD panel business alliance under which it would acquire a majority voting interest in IPS Alpha Technology, Ltd. (“IPS Alpha”), which was owned by Hitachi Displays, Ltd. once certain conditions are satisfied. As a result, IPS Alpha became a consolidated subsidiary of the Company on March 31, 2008, in accordance with FIN 46R.

In April 2008, Matsushita Refrigeration Company was absorbed, and in October 2008, Matsushita Battery Industrial Co., Ltd. was absorbed, by the Company.

On October 1, 2008, the Company changed its name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation” and its ticker symbol on the New York Stock Exchange from “MC” to “PC.” The Company will complete its brand name change from the “National” brand, used for home appliances and housing equipment in Japan, and “Technics” brand, used for audio equipment, to the “Panasonic” brand by the end of fiscal 2010, ending March 31, 2010. Subsequently, the “National” brand will be abolished and the “Technics” brand will be used only for specific audio products. Accordingly, the corporate brands will be “Panasonic” and “PanaHome.”

On October 1, 2008, JVC and Kenwood integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) through a share transfer. The company has 24.4% of total issued shares of JVC KENWOOD HD.

On December 19, 2008, Panasonic and SANYO Electric Co., Ltd. (“SANYO”) entered into the capital and business alliance agreement. The Company will aim to acquire the majority of the voting rights of SANYO assuming full dilution (which takes into account conversion of Class A preferred stock and Class B preferred stock into common stock) by means of a public tender offer bid. Panasonic and SANYO will form a close alliance in business with the prospect of organizational restructurings of both companies.

In April 2009, Toshiba acquired all of Panasonic’s shares in TMD, a joint venture that develops, manufactures and sells liquid crystal displays (LCDs) and organic light emitting displays (OLEDs).

CAPITAL INVESTMENT

Total capital investment amounted to 494 billion yen, 449 billion yen and 418 billion yen for fiscal 2009, 2008 and 2007, respectively. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measures, see “Overview—Key performance indicators” in Section A of Item 5.) In these years, the Company curbed capital investment in a number of business areas, in line with an increased management emphasis on cash flows and capital efficiency. The Company did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key areas as flat-panel TVs, semiconductors, particularly advanced system LSIs and other strategic products.

B.	Business Overview

SALES BY BUSINESS SEGMENT

Panasonic is engaged in the production and sales of electronic and electric products in a broad array of business areas. The following table sets forth the Company’s sales breakdown by business segment for the last three fiscal years:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2009		2008		2007
Digital AVC Networks	3,749	(13)%	4,320	6%	4,064
Home Appliances	1,223	(7)	1,316	6	1,247
PEW and PanaHome	1,766	(8)	1,910	3	1,859
Components and Devices	1,127	(19)	1,399	2	1,378
Other	1,072	(1)	1,084	9	998
JVC	—	—	183	(72)	646
Eliminations	(1,171)	—	(1,143)	—	(1,084)

Total	7,766	(14)%	9,069	0%	9,108

*	Percentage above reflects the changes from the previous year.
*	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”
*	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.
*	The Company has changed the transactions between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and eliminations for fiscal 2008 have been reclassified to conform to the presentation for fiscal 2009.
*	The healthcare business was transferred to Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the segment information for fiscal 2007 has been reclassified to confirm with the presentation for the year ended March 31, 2008.
*	JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.

Digital AVC Networks

Panasonic’s principal products in Digital AVC Networks segment include video and audio equipment and information and communications equipment. This segment provides hardware, software, services and solutions built on cutting-edge technologies as a source of competitiveness. In addition to developing attractive products with the Company’s proprietary technology, Digital AVC Networks links together various equipment to offer consumers more secure and comfortable lifestyles. Moreover, this segment works actively on developing products that will help create a ubiquitous networking society, thereby driving Panasonic’s global growth.

In the digital AVC business, Panasonic is pursuing the creation of a high definition product group containing a variety of AV, security, electronic, and Internet-enabled equipment that can be linked to a flat-panel VIERA TV and easily operated with a single remote. In fiscal 2009, in a turbulent market, Panasonic stepped up measures to strengthen the competitiveness of each product as pillars of this business. In addition, it proposed consumers new lifestyles unique to the Panasonic brand through the further evolution of VIERA Link.

For flat-panel TVs, although growth in sales slowed and prices declined sharply, Panasonic posted steady sales growth based on the seamless and vigorous promotion of both plasma and LCD TVs. Compared with fiscal 2008, flat-panel TV sales increased 1.3 times, recording 10 million units in fiscal 2009.

In plasma TVs, the Company strengthened sales of high-value-added sets, substantially enhancing its full HD models as well as launching a 46-inch model. The affordable price of HD models also drove high demand for these sets. Consequently, Panasonic remained the market share leader in many countries, exceeding unit sales units. In LCD TVs, the Company delivered high picture quality and performance by incorporating IPS alpha panels*, which demonstrate superior breadth of viewing angle and other outstanding properties. For personal users, Panasonic worked to expand its business by introducing a compact display, which is available in fiscal 2008 by more than 1.32 million units to reach 5.57 million in a wide range of colors, specifically for terrestrial digital broadcasting. As a result, LCD TV unit sales climbed in excess of 1.22 million units year on year, recording 4.47 million units.

* The In-Plane-Switching mode system utilizes horizontally oriented liquid crystal molecules to provide for wider viewing angles.

Meanwhile, Panasonic worked to establish its flat-panel TV production system to be ready for future expansion in demand for both plasma and LCD TVs. For plasma TVs, the Company increased panel production efficiency by concentrating PDP production in the Amagasaki plants. For LCD TVs, the Company has started to construct an IPS Alpha plant in Himeji. Panasonic aims to establish a flexible production system that can adjust to demand growth. In light of recent conditions, the Company has reduced its planned capital investment for construction of the fifth domestic PDP plant in Amagasaki and the IPS Alpha plant in Himeji and also postponed the start-up dates.

For digital cameras, amid the sharp downturn in global demand and severe price declines, sales of LUMIX digital cameras fell year on year in fiscal 2009. However, Panasonic’s products were highly evaluated by the market for their pursuit of high performance and ease of use. The Company launched the LUMIX G1, the world’s most compact and lightest* digital interchangeable lens camera which also achieves high performance and picture quality thanks to an unconventional mirror-less structure. The combination of compactness, light weight and ease of use has enabled the Company to attract new customers. Panasonic’s compact digital cameras were particularly popular in the market, including models incorporating face recognition, an evolution from “face detection,” and models capable of long periods of HD moving picture recording.

* For an interchangeable lens digital camera equipped with a movable LCD as of February 9, 2009

For BD and DVD recorders, in fiscal 2009, robust sales were recorded in BD recorders, which were widely embraced by customers, due to the spread of digital HD broadcasting and the unification of next-generation DVD standards. BD recorders that drove sales included models capable of long recording periods for full HD video and of transferring a recorded program onto an SD Memory Card allowing the user to view the program on “one-segment”-enabled mobile phones or VIERA One-Seg. These models helped Panasonic maintain its top share in the global market.

For portable “One-Segment” TVs in Japan, demand for products that allow people to watch TV or listen to music in the bath is growing. To meet this demand, Panasonic developed VIERA One-Seg, a portable waterproof TV in fiscal 2009. This new product held the top market share for a portable “one-segment”-enabled AV device for nine consecutive months after its launch. The latest model has earned high marks not only by taking advantage of the technology developed for VIERA to provide high picture quality, but also by enabling content recorded on DIGA recorders to be transferred to an SD Memory Card and viewed where one likes.

For digital video cameras, in fiscal 2009, sales were down due to demand and price declines, particularly in Europe and the United States, and came in under last year’s figures. Nevertheless, the Company’s strengthened lineup of HD camcorders registered firm growth, mainly in Japan and Europe.

With respect to PCs, in fiscal 2009, consumers and business users have given high marks to the Company’s Let’snote and TOUGHBOOK series, which have made strong advances under the concept of integrating high-performance, lightness, extended battery life, and toughness. In particular, the TOUGHBOOK series has maintained the top position in the global market for durable field notebooks for seven consecutive years.

In the mobile communications business, Panasonic offers mobile phones incorporating advanced technologies, and communications infrastructure equipment such as base stations. In fiscal 2008, Panasonic launched the handset “VIERA Keitai,” which has a screen that can be opened vertically or horizontally. In fiscal 2009, the domestic mobile phone market shrank rapidly, due mainly to a change in handset sales incentives and the economic downturn. Nevertheless, the “VIERA Keitai” series firmly maintained its high market share. This mobile phone series allows users to view “one-segment” broadcasts and features Panasonic’s high-quality image technology derived from flat-panel TVs.

In the fixed-line communications business, Panasonic annually supplies households around the world with over 30 million telephones and facsimile machines. The Company is also developing its multi-function printers, electronic whiteboard, TV door intercom system, and PC optical disk drive operations. In fiscal 2007, Panasonic launched its HD-PLC adapter in Europe and Japan. In fiscal 2009, Panasonic’s PLC technology, which is used in this HD-PLC adapter, was approved as one of the global standard baseline technologies for broadband over power line networks (IEEE P1901). The technology attracted considerable interest. As awareness of security and crime prevention increases, sales of TV door intercoms with wireless monitors and sensor cameras that can be connected by VIERA Link were strong in Japan.

In the automotive electronics business, Panasonic is developing operations in wide-ranging fields, from car navigation systems to key devices such as engine control unit. In fiscal 2009, Panasonic commercialized Strada F Class, a car navigation system equipped with a world-first*1 home-link feature, which enables drivers to remotely control household appliances from their vehicles. Amid growing use of Electronic Toll Collection (ETC) systems, Panasonic’s ETC terminal, the smallest in the world*2, was popular among car owners and retained a high market share. The ETC systems are installed in more than 80%*3 of the cars passing through expressway toll booths in Japan, and this is easing traffic congestion at these bottlenecks, which is expected to reduce CO2 emissions.

*1 As of April 25, 2008; as a car navigation product for the consumer market. Panasonic estimate.

*2 As of April 2008; as an antenna separation type on-board device. Panasonic estimate.

*3 As of June 2009

In the system solutions business, Panasonic conducts business in a variety of fields including security systems, broadcasting systems and business solutions. In fiscal 2009, the Company promoted its security business to respond to a variety of growing security needs. Sales of security and surveillance camera systems increased in China, where they were used at the Beijing Olympics, and in the emerging markets. Amid the growing popularity of HD video content, Panasonic introduced multi-format cameras and video editing equipment, which have been well received both in Japan and abroad.

Home Appliances

Panasonic’s principal products in this segment include home appliances such as washing machines, vacuum cleaners, dishwasher/dryers, rice cookers, microwave ovens, refrigerators, room air conditioners, water heating systems, and compressors. This segment also includes lighting business and environmental systems.

In home appliances, leveraging its many years of experience in insulation and refrigeration technology, Panasonic developed the U-Vacua series of high-performance vacuum insulation boasting the world’s highest level of thermal insulation in fiscal 2007. With this technology, the Company boosted the storage space of refrigerators and secured the leading market share in Japan. In fiscal 2009, the Company marketed its home appliance products, such as room air conditioners, refrigerators, and tilted-drum washer/dryers, featuring improved energy-saving performance and a variety of new functions, under the Panasonic brand for the first time nationwide in Japan. The lineup of products for all-electric homes demonstrated the superiority of Panasonic’s product competitiveness and sales network. As a result, sales of “Eco Cute” natural-refrigerant water heating systems and induction-heating (IH) cooking equipment were steady. Panasonic has reached the 3-million mark in cumulative production of IH cooking units since Panasonic developed the first IH cooking unit for the mass market as a 200V model in 1990. In the energy-generation business, which aims to lead the way in “eco ideas,” Panasonic became the first Company to ship a home-use fuel cell, “Ene Farm,” in July 2008. Overseas, Panasonic introduced new refrigerators and washing machines with cutting-edge technologies in Europe in March 2009.

In the lighting business, Panasonic is endeavoring to develop products that help to effectively conserve energy, utilize resources and reduce the use of substances that may impact the environment. In addition, the Company has maintained a top-class share of the general lighting and optical device markets in Japan, by developing highly-efficient and long-lasting lamps based on its nanotechnology. In fiscal 2009, Panasonic was the first in the fluorescent lamp industry to eliminate the use of environmentally damaging lead, replacing all of its in-house manufactured products with non-lead glass. The Company also increased its recycling of glass from used fluorescent lamps. Overseas, Panasonic developed energy-saving measures, primarily in China, such as promoting the use of high-frequency (Hf) fluorescent lamps. These lamps achieved significant reductions in power consumption as a result of greater efficiency when used in combination with special fixtures.

The environmental systems business aims to realize environmentally friendly and comfortable lifestyles and a recycling-oriented society through the purification of air, water and soil. In fiscal 2008, the Company operated a new environmentally friendly factory with significantly reduced air conditioning costs and the installation of thermal insulating material in the roof. In fiscal 2009, Panasonic’s DC motor-driven ceiling mount ventilation fan, which was designed to save energy, be long-lasting and quiet, acquired a market acclaim for its energy conservation. In the home environment systems field, humidifier/air purifiers featuring humidifiers combined with air purifiers to combat influenza and hay fever were popular in the market, as were dehumidifiers that can be used all year round. In the environmental engineering field, sales of ultra pure water manufacturing equipment, for use not only in plasma and LCD panel but also semiconductor production equipment, increased favorably. Sales of purification equipment for coating processes were also steady.

PEW and PanaHome

This segment includes Panasonic Electric Works Co., Ltd. (PEW), PanaHome Corporation (PanaHome) and their respective subsidiaries.

PEW manufactures, sells, installs and provides services related to a wide variety of products. These include electrical construction materials, home appliances, building products, electronic materials and automation controls.

In fiscal 2007 and 2008, the electrical construction materials business recorded a rise in sales of home fire alarms, in response to an increase of public demand. In the home appliances business, aesthetic products such as nanocare facial ionic steamers won strong market acceptance. In electronic materials business, sales of environmentally friendly products like multilayer printed circuit board materials and semiconductor encapsulation materials grew significantly. In fiscal 2009, the core construction-related business suffered from the domestic housing market downturn and curbs in private-sector capital expenditures. Furthermore, sales in electronic materials, automation controls and other businesses fell under the impact of production declines across industry sectors. Since sales of horseback-riding fitness machines and other health-related products were also weak, overall sales dropped. Nevertheless, new Panasonic brand products, including personal care products, such as men’s shavers and nanoparticle ion steamers, and fully automated cleaning toilet systems, received strong market acceptance. In addition, sales of home fire alarms, increasingly popular products for all-electric homes, and environmentally friendly lighting products including LED lighting showed steady growth.

PanaHome’s operations are primarily focused on detached housing, asset and property management, and home remodeling. In all these businesses, to provide living spaces that are friendly to both people and the environment, the Company’s product strategies are guided by the basic “Eco-Life Home” concept, which advocates all-electric homes with an emphasis on safety, security, health, comfort and high energy efficiency.

In fiscal 2008, PanaHome became the first in the Japanese housing industry to offer an all-electric rental apartment house series called EL MAISON NEXT. In fiscal 2009, PanaHome proposed the “Kajiraku” plan, which was designed from a woman’s perspective to make housekeeping easier by facilitating ease of movement. PanaHome also actively developed “Overnight-stay Model Homes” where customers can see, feel, and experience homes by staying the night in a model home. As environmental awareness increases, PanaHome’s achievements in contributing to the reduction of CO2 emissions through the use of superior insulation and energy-saving features, such as solar power generation systems, have been given high marks.

Components and Devices

This business segment of Components and Devices supplies high-performance and high-value-added components and devices used in various products ranging from digital AV equipment and information and communication devices to home appliances and industrial equipment. Panasonic develops and strengthens the competitiveness of cutting-edge devices that help equipment become smaller, lighter, slimmer and more sophisticated. This business segment also contributes significantly to making finished products more energy efficient.

In the semiconductor business, Panasonic provides a wide range of semiconductor products as total solutions, such as system LSIs, image sensors, analog LSIs and discrete devices.

The UniPhier® Integrated Platform combines software and hardware resources across different product categories to improve R&D efficiency and design quality. In fiscal 2007, Panasonic began the full-scale mass production of 65-nanometer process system LSIs using 300mm wafers to meet accelerated demand for high-performance digital consumer products. This platform was fully extended to digital product categories such as plasma TVs, DVD recorders and mobile phones. In fiscal 2008, the Company began mass production of 45-nanometer process system LSIs using 300mm wafers. In fiscal 2009, the growth in sales of key finished products slumped under the global economic downturn, leading to a sharp slowdown in semiconductor demand and other severe business conditions. Under these circumstances, Panasonic proceeded with the commercialization of 45-nanometer process next-generation UniPhier® system LSIs. The Company also developed an application/transmission integrated LSI that combines one system LSI for the communications function of mobile phones and another system LSI for an application function in one UniPhier®. By the end of fiscal 2009, UniPhier® was applied in about 200 digital products. Amid the shift to full HD digital TVs, Panasonic has supplied optimal image-processing engines for a variety of flat-panel TV models. In producing semiconductors for cameras, Panasonic achieved higher picture quality and speed in digital interchangeable lens cameras by fusing the high-sensitivity technology of its image sensors with the high-speed technology of its system LSIs. The Company has also aggressively developed system LSIs in core business fields including optical disk devices and mobile phones, and accelerated the use of system LSIs in finished products.

The electronic devices business utilizes a wide-ranging product group, including capacitors, printed circuit boards and electromechanical components.

To provide optimal key devices and total solutions worldwide to meet finished product concepts, Panasonic has developed high-value-added components mainly for Digital AV equipment, information and communication equipment, and automotive electronics equipment in recent years. In fiscal 2008, the Company opened Device Application Centers which have both development and sales functions, in the U.S., Europe and China, to improve competitive total solutions for its customers. In fiscal 2009, Panasonic maintained its leading global market share for angular rate sensors, which are used for increasing the precision of car navigation systems and for image stabilizers used in digital cameras. In addition, sales of power supplies for plasma TVs were relatively steady. However, sales of capacitors, electromechanical components and other products struggled due to deteriorating market conditions and inventory cutbacks at finished product manufacturers. Nevertheless, the Company focused on growing industries amid the economic downturn and actively endeavored to expand sales.

The battery business consists of primary batteries, including dry batteries and rechargeable batteries, such as lithium-ion batteries. In this business, besides creating safer batteries, Panasonic develops products that address market needs for higher capacity, longer life and batteries that are thinner, smaller and lighter, and more cost effective.

In fiscal 2008, responding to increasing demand for electronic equipment that consumes less electricity, Panasonic developed the EVOLTA dry alkaline battery, which offers long life in a wide range of products beyond just digital AV equipment. In fiscal 2009, the Company started to sell the EVOLTA dry alkaline batteries and rechargeable EVOLTA batteries, expanding its lineup to meet diversified needs. Although battery sales decreased due to the economic slowdown, the EVOLTA series were highly evaluated as an eco product combining both ecology and economy, thereby recording favorable sales.

The electric motors business provides products in a variety of fields, including home appliances, industrial equipment, and AV equipment and office products. It develops and supplies motors that meet such market needs as high efficiency and performance.

In fiscal 2007 and 2008, strong sales were recorded in FA servo motors, motors for vacuum cleaners and compact brushless motors used in game consoles. During fiscal 2009, although sales declined due to a fall in demand, the electric motors business pushed ahead with efforts to accelerate collaboration with Panasonic’s finished product divisions by proceeding with the start up of mass production of Dual DD motor for the “Dancing laundering & drying system” washer/dryer. Moreover, the electric motors business contributed to lower energy consumption in finished products by upgrading motor efficiency using design optimization that leverages analysis technology and other techniques.

Other

In the factory automation (FA) business, Panasonic is contributing to the greater sophistication of electronic devices with its proprietary wafer processing, surface modification technologies, and flip chip mounting technologies. The Company also contributes to high-quality mounting and increased productivity in printed circuit board production.

In fiscal 2008, Panasonic released new products that enable multiple mounting and mounting of high-brightness LEDs. In fiscal 2009, although the mounting equipment market was stagnant due to the global trend to reduce capital investment, Panasonic targeted a further increase in the performance of its core high-speed modular mounting machines. The Company developed a high-performance head and improved productivity and versatility in response to its client needs. “NPM (Next Production Modular)”, a new modular mounter announced in December 2008, achieves high area productivity by carrying out all processes, from printing and mounting to inspection using the same platform. In addition, “NPM” reduces equipment switching losses with changes in product type or production volume. Panasonic expanded its lineup of mounting equipment and maintained a global leading market share.

MARKETING CHANNELS

The table below shows a breakdown of Panasonic’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2009		2008		2007
Japan	4,082	53%	4,545	50%	4,616	51%
North and South America	997	13	1,251	14	1,381	15
Europe	963	12	1,213	13	1,218	13
Asia and Others	1,724	22	2,060	23	1,893	21

Total	7,766	100%	9,069	100%	9,108	100%

Sales and Distribution in Japan

In Japan, Panasonic’s products are sold through several sales channels, each established according to the type of products or customers: Sales of consumer and household products are handled or coordinated by relevant corporate sales divisions, such as the Corporate Marketing Division for Digital AVC Products and the Home Appliances and Wellness Products Marketing Division, while sales of general electronic components and certain other devices to manufacturers are handled by the Corporate Industrial Marketing & Sales Division, in each case to stay close to respective customers and meet their specific and ever-diversifying needs. For other products, there are also organizations under the direct control of business domain companies that conduct sales and marketing of their own products, mostly to non-consumer customers, such as industrial and business corporations, public institutions, construction companies and governments through their sales offices and subsidiaries or through outside agencies.

In fiscal 2005, Panasonic and PEW integrated the sales functions of each of the electrical supplies, building materials and equipment, and home appliances businesses as a part of collaboration between the two companies.

Overseas Operations

Worldwide, Panasonic has 540 consolidated companies as well as 182 companies which are accounted for by the equity method. International marketing and sales of Panasonic’s products are handled mainly through its sales subsidiaries and affiliates located in respective countries or regions in coordination with business domain companies and regional headquarter companies. In some countries, however, marketing and sales are handled through independent agents or distributors, depending on regional characteristics. Additionally, certain products are also sold on an OEM basis and marketed under the brand names of third parties.

Overseas sales represented approximately 47% of the Company’s total consolidated sales in fiscal 2009.

Overseas operations are expected to serve as a “growth engine” for the entire Panasonic Group. Panasonic will therefore further strengthen ties between manufacturing companies in various regions and business domain companies in Japan. Panasonic will also identify strategic products and sales channels for each region and country, and effectively allocate management resources in order to achieve further progress and strengthen management structure. In addition to markets in Europe and the United States, Panasonic views the growing BRICs and Vietnam markets as a key to success overseas.

The Company established a Russia Division, India Coordination Department and Brazil Coordination Department in April 2007.

Customers

The largest markets for Panasonic have traditionally been consumer products. However, since the 1980s, the proportion of sales to non-consumer customers, such as industrial and business corporations, governments and other institutions, including large customers such as electric and electronic equipment manufacturers, automotive manufacturers and various other machinery makers, has been rising as Panasonic places increasing emphasis on industrial and commercial products and systems and electronic components. Panasonic’s business is not materially dependent on any single customer.

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

RAW MATERIALS AND SOURCE OF SUPPLY

Panasonic purchases a wide variety of parts and materials from various suppliers globally. The Company applies a multi-sourcing policy—not depending upon any one particular source of supply for most essential items. The Company has also been endeavoring to promote a policy of global optimum procurement by concentrating order placements to qualified suppliers from all over the world and purchasing the most competitive parts and materials.

In an attempt to improve operational efficiency and to reduce parts and materials costs, Panasonic has been increasing centralized purchasing at its headquarters for materials commonly used in many product divisions throughout Panasonic, such as steel, plastics, semiconductors and electronic components, while at the same time accelerating the initiatives to standardize parts and grade unification of steel and resin. Such efforts are coordinated by the Global Sourcing Centre established in April 2003. At the business domain company level, an increasing focus has been put on centralized purchasing for parts and materials commonly used in factories within each business domain company.

To minimize the adverse effects of global price increase of raw materials, Panasonic further strengthened materials cost reduction initiatives including a reduction in the number of parts through the standardization of design, use of “Value Engineering” techniques, and additional cost reduction activities covering indirect materials.

With an increasing global awareness of CSR values, the Company recently decided to extend its commitment to social responsibility by requiring its suppliers to maintain environmental preservations, quality, safety, information security management, human rights and comply with the related laws and regulations.

To strengthen Panasonic eco ideas Declaration, Panasonic promotes joint activities with business partners to reduce impact of business activities on the global environment and accelerate PDCA management cycle effective from 2009.

By implementing above mentioned activities and strengthening partnership with excellent suppliers, Panasonic aims to reinforce its procurement activities.

PATENT LICENSE AGREEMENTS

Panasonic holds numerous Japanese and foreign patent registrations for its products, and shares technologies with a number of Japanese and foreign manufacturers. Its technical assistance, or licensing, to other manufacturers has been increasing year by year.

For example, Panasonic’s patents related to MPEG2 technology, which is widely used in digital TVs, are licensed to other companies through MPEG LA LLC. Patents which are essential to DVD technology are licensed as a part of the joint licensing program operated by seven Japanese, U.S. and Korean companies. Furthermore, the Company’s patents relating to CD technology are licensed to many manufacturers. Further, Panasonic has non-exclusive cross-license agreements with Samsung Electronics Co., Ltd. for semiconductor technology and with Sharp Corporation for mobile phone technology.

Panasonic is a licensee under various license agreements which cover a wide range of products, including AV products, computers, communications equipment, semiconductors and other components. Panasonic has non-exclusive patent license agreements with, among others, Thomson Licensing Inc. and Thomson Licensing S.A. covering a broad range of products, including TVs, VCRs and DVD products. Panasonic has non-exclusive patent cross-license agreements with, among others, Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Further, Panasonic has a non-exclusive patent cross-license agreement with Eastman Kodak Company covering digital still camera, camcorder and mobile phones. Panasonic has a non-exclusive patent cross-license agreement with Ericsson covering mobile phones

The Company considers all of its technical exchange and license agreements beneficial to its operations.

COMPETITION

The markets in which the Company sells its products are highly competitive. Panasonic’s principal competitors, across the full range of its products, consist of several large Japanese and overseas manufacturers and a number of smaller and more specialized companies. Advancements toward a borderless economy have also applied pressure to Japanese manufacturers, including Panasonic, in terms of global price competition, especially from Chinese and Korean manufacturers. To counter this, the Company is devising various measures to enhance its competitiveness, with a focus on the development of differentiated products, cost reduction and efficiency improvements. Such measures include the development of products with Panasonic’s differentiated technologies, innovation of manufacturing processes through the use of information technology, increasing overseas production for optimum manufacturing allocation from a global perspective, and shortening production and distribution lead time through the expansion of supply chain management (SCM) in cooperation with several overseas and domestic mass-scale retailers and the introduction of cell-style production, as well as developing joint ventures and other cooperative agreements with domestic and overseas partners.

Also, with the development of digital and networking technologies, competition in terms of the so-called de facto standard has become crucial. In response, Panasonic has been strengthening its efforts toward alliances with leaders not only in the electronics industry but also the software, devices, broadcasting, communications services and other diverse industries.

GOVERNMENT REGULATIONS

Like other electronics manufacturers, Panasonic is subject to governmental regulations related to environmental preservation.

To comply with recycling laws both in Japan and other countries/regions, Panasonic has been actively taking measures. The Company established an efficient system to collect and recycle used home appliances, comprising air conditioners, CRT TVs, flat-panel TVs, refrigerators, washing machines and clothes dryers in compliance with the Law for Recycling of Specified Kinds of Home Appliances in Japan effective April 1, 2001. As one of its measures to contribute to the establishment of a recycling-oriented society, the Company established the Panasonic Eco Technology Center Co., Ltd. not only to dismantle used products or recycle scrapped materials, but also to promote research and development of recycling technologies. In Europe, the Waste Electrical and Electronic Equipment (WEEE) Directive designed to promote recycling came into force in August 2005. Preparing for mandatory recycling under the WEEE directive, Panasonic established Ecology Net Europe GmbH (ENE) in Germany in April 2005. The Company promotes construction of networks connecting manufacturers, recycling companies and hauling companies through ENE. In the U.S., Panasonic Corporation of North America, which is a regional company of Panasonic, has established a new electronic product recycling management company, Electronics Manufacturers Recycling Management Company, LLC (MRM) with other manufacturers to satisfy requirements enacted in July 2007 in the state of Minnesota. Although MRM’s initial focus was to collect products in Minnesota, a scope of operation has been developing to expand its activities to other states with electronic product recycling mandates. Through these efforts, Panasonic is carrying out its compliance programs not only to meet the requirements demanded by legislations, but also to establish cost efficient systems that will further enhance its competitive edge.

In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyl (PCB) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility in Japan. The applicable laws in Japan require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of approximately 12 billion yen by March 31, 2009 for necessary actions, such as investigation on whether the PCB equipment is buried at the facilities by excavating, maintaining and disposing the PCB equipment that is already discovered, and soil remediation. Although it represents management’s best estimate or minimum of the cost, the payments are not considered to be fixed and determined.

To deal with climate change issues, various kinds of measures have been taken worldwide, especially those for energy efficiency of products. In Japan, the Energy Conservation Law was revised in 1999, and the Top-runner standard was introduced, which aims to continuously increase products’ energy efficiency performance on an industry-wide basis. The Program uses a value of the product with the highest energy consumption efficiency on a market at the time of the standard establishment process as a target value for a goal year. An area of targeted products has been expanding, and a standard gets stricter if necessary. Other countries/regions, such as the European Union, the United States, China, Korea, and Australia also have regulations for energy conservation improvement (energy-saving standards and labeling systems) for home appliances and AV products. Panasonic takes a proactive measure to comply with these requirements, and further promotes development of energy-saving products.

Also, Panasonic is promoting its initiatives for directives relevant to chemical substances management. In Europe, the RoHS Directive that bans the sales of electrical and electronic equipment using six specified hazardous substances (Lead, Mercury, Cadmium, Hexavalent chromium, Polybrominated biphenyls, Polybrominated diphenyl ethers) from the EU market was issued in February 2003. The Company completed initiatives for the non-use of the abovementioned six specified hazardous substances in its target products* (31,400 models) by the end of October 2005, in order to reduce possible contamination by these substances after products are disposed of. And the Registration, Evaluation, Authorisation and Restriction of Chemical Substances (REACH) came into force in June 2007. The REACH requires all chemicals of one ton or more in volume that are manufactured in or imported into the European Union each year to be evaluated for health and safety and registered with a central European Chemical Agency. In Japan, the Law Concerning the Examination and Regulation of Manufacture, etc of Chemical Substances were introduced in 1973, and revised in 1986 and 2003. It aims for preventing pollution of the environment by chemical substances with persistent harmful properties by establishing a system of examination by regulating target substances manufactured, imported and used. In the revised Law for the Promotion of Effective Utilization of Resources in Japan, it is required for manufacturers to disclose information about targeted chemical substances same as the EU RoHS substances contained in 7 specific products (air conditioners, refrigerators, television sets, personal computers, washing machines, microwaves, and clothing dryers) by attaching a label. In China, Management Methods on the Control of Pollution from Electronic Information Products, commonly known as “China RoHS,” took effect from March 1, 2007. This applies to electronic information products imported or manufactured in China, that are sold on the Chinese market. Restricted substances are the same as the 6 EU RoHS substances, and it is required to disclose information about substances contained in products by placing a label on a product packaging. Panasonic is carrying out its compliance programs to meet the requirements of relevant regulations.

The Company is subject to a number of other government regulations in Japan and overseas as mentioned above, but overall, it presently manages to operate its businesses without any significant difficulty or financial burden in coping with them.

*	Excluding products that use materials and components with no feasible alternatives or suppliers, for example products or material/components commonly used in other industries (e.g. housing materials, and bicycles). Also excluding components/materials for which applications to be exempted from the RoHS Directive were submitted to the EU by the end of October 2005.

REPORT ON KEROSENE FAN HEATER RECALL

AND COMPANY’S COUNTERMEASURES

In 2005, certain kerosene fan heaters, which were manufactured by Panasonic between 1985 and 1992, resulted in hospitalization, and in some cases death, due to exposure to carbon monoxide exhaust. To prevent a recurrence, in November 2005, the Company established a special committee led by President Nakamura to implement recall efforts, product inspections and repairs of affected models of kerosene fan heaters. Using various media, Panasonic notified customers of the risks involved in the use of these products, while sending out employees (approximately 200,000 in total) to distribute leaflets directly to users, and visit kerosene suppliers.

Panasonic has made all-out efforts to locate recalled kerosene fan heaters through the cooperation of various parties, and will continue efforts to identify the purchasers and users of all remaining recalled heaters. At the same time, to prevent a recurrence, the Company is carrying out a wide range of initiatives. On May 1, 2006, Panasonic reorganized the aforementioned special committee into a permanent organization, the Corporate FF Customer Support & Management Division, under which Panasonic has continued recall efforts through various public awareness campaigns. Furthermore, the Company thoroughly has reviewed product safety in design and manufacturing processes. Specifically, Panasonic has undertaken studies of material deterioration caused by long-term use, together with the development of technologies to prevent risks caused by complex factors involved in the extended use of certain products. Furthermore, the Company has established a new risk management system to enable prompt action in an emergency, in compliance with its primary principle, the customer comes first. The Company has also reinforced safety education programs for the presidents of all Group companies, the directors of all divisions and the managers responsible for specific operations (such as design, manufacturing, and quality control). In terms of product quality issues, in addition to its commitment to the idea that safety and quality come first from the product design stage, Panasonic will continue to take all possible measures, such as the analysis of product age-related degradation and user environments, to ensure the quality and safety of products.

C.	Organizational Structure

In order to maintain production, sales and service activities effectively in broad business areas as a comprehensive electronics manufacturer, Panasonic has been operating under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on Groupwide strategic functions. In January 2003, Panasonic launched a new business domain-based organizational structure, and introduced new Group management control systems from April 1, 2003. Under this new structure, each business domain company, either an internal divisional company of the parent company or a subsidiary, takes full responsibility in its own business area, thereby establishing an autonomous management structure that expedites self-completive business operations to accelerate growth. On April 1, 2004, PEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Accordingly, the Company successfully eliminated overlaps in R&D, manufacturing and sales, thereby creating an optimum Group structure that facilitates the effective use of management resources to achieve growth strategies. JVC (Victor Company of Japan Ltd. and its subsidiaries) became associated companies under the equity method from consolidated subsidiaries in August 2007.

Panasonic’s consolidated financial statements as of March 31, 2009 comprise the accounts of 540 consolidated companies, with 182 companies reflected by the equity method.

Principal divisional companies and subsidiaries as of March 31, 2009 are as listed below:

(1)	Internal divisional companies of Panasonic Corporation:

Name of internal divisional company
AVC Networks Company
Automotive Systems Company
System Solutions Company
Home Appliances Company
Lighting Company
Semiconductor Company
Energy Company
Motor Company

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
Panasonic Electric Works Co., Ltd.	52.1%
IPS Alpha Technology, Ltd.	44.9
Panasonic Plasma Display Co., Ltd.	75.0
Panasonic Communications Co., Ltd.	100.0
PanaHome Corporation	54.6
Panasonic Electronic Devices Co., Ltd.	100.0
Panasonic Mobile Communications Co., Ltd.	100.0
Panasonic Factory Solutions Co., Ltd.	100.0
Panasonic Ecology Systems Co., Ltd.	100.0
Panasonic Shikoku Electronics Co., Ltd.	100.0

(3)	Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Panasonic Corporation of North America	U.S.A.	100.0%
Panasonic Europe Ltd.	U.K.	100.0
Panasonic AVC Networks Czech, s.r.o.	Czech Republic	100.0
Panasonic Asia Pacific Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Singapore Pte. Ltd.	Singapore	100.0
Panasonic Communications Philippines Corporation	Philippines	100.0
Panasonic Taiwan Co., Ltd.	Taiwan	69.8
Panasonic Corporation of China	China	100.0
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	China	67.8

D.	Property, Plants and Equipment

The Company’s principal executive offices and key research laboratories are located in Kadoma, Osaka, Japan.

Panasonic’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. The Company considers all of its factories well maintained and suitable for current production requirements. In addition to its manufacturing facilities, Panasonic’s properties all over the world include sales offices, research and development facilities, employee housing and welfare facilities, and administrative offices.

Substantially all of facilities are fully owned by the Company and its subsidiaries. The following table sets forth information as of March 31, 2009 with respect to the Company-owned principal facilities:

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(The Company)
Kadoma Plant, Osaka	2,456	Video and audio equipment
Ibaraki Plant, Osaka	818	Video equipment
Sendai Plant, Miyagi	370	Video and audio equipment
Yamagata Plant, Yamagata	425	Video and audio equipment
Matsumoto Plant, Nagano	325	Car AVC equipment
Kusatsu Plant, Shiga	3,624	Room air-conditions and refrigerators
Kobe Plant, Hyogo	820	Information equipment and cooking appliances
Yashiro Plant, Hyogo	381	Rice cookers
Tsuyama Plant, Okayama	675	Recordable media
Okayama Plant, Okayama	604	Camcorders
Nara Plant, Nara	1,728	Home appliances
Saedo Plant, Kanagawa	348	Information equipment and car AVC equipment
Takatsuki Plant, Osaka	1,674	Electric lamps
Nagaoka Plant, Kyoto	969	Semiconductors
Arai Plant, Niigata	1,115	Semiconductors
Uozu Plant, Toyama	1,492	Semiconductors
Tonami Plant, Toyama	841	Semiconductors
Osaka Plant, Osaka	1,474	Batteries
Shonan Plant, Kanagawa	309	Batteries
Wakayama Plant, Wakayama	329	Batteries
ULSI Process Technology Development Center, Kyoto	208	Research and development functions
Living Environment Development Center etc., Osaka	804	Research and development functions
Production Engineering Laboratory etc., Osaka	1,226	Research and development functions
Advanced Technology Research Laboratories, Kyoto	243	Research and development functions

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
Branch Office and Sales Office, Osaka	582	Sales functions
Head Office etc., Osaka	6,651	Corporate administration, employee housing and welfare facilities
(Domestic subsidiaries)
Panasonic Mobile Communications Co., Ltd., Kanagawa	3,674	Mobile communications and communications network-related equipment
Panasonic Communications Co., Ltd., Fukuoka	1,991	Telephones and multi-function printers
Panasonic Shikoku Electronics Co., Ltd., Ehime	2,664	Healthcare equipment, optical pickup and other electro-optic devices
Panasonic Plasma Display Co., Ltd., Hyogo	4,671	Plasma TVs and TV modules
IPS Alpha Technology, Ltd., Chiba	2,298	LCD panels
Panasonic Ecology Systems Co., Ltd., Aichi	1,491	Ventilation and air-conditioning equipment
Panasonic Photo & Lighting Co., Ltd., Osaka	388	Electric lamps
Panasonic Electric Works Co., Ltd. and its subsidiaries, Osaka	34,165	Lighting fixtures, wiring devices and automation controls
PanaHome Corporation and its subsidiaries, Osaka	4,112	Detached housing and rental apartment housing
Panasonic Electronic Devices Co., Ltd., Osaka	3,030	Components
Panasonic Electronic Devices Japan Co., Ltd., Osaka	3,033	Components
Panasonic Semiconductor Discrete Devices Co., Ltd., Kyoto	846	Semiconductors
Panasonic Factory Solutions Co., Ltd., Osaka	1,020	Electronic-components-mounting machines and industrial robot
Panasonic Welding Systems Co., Ltd., Osaka	386	Welding equipment
Panasonic Consumer Marketing Co., Ltd., Osaka	5	Sales functions

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(Overseas subsidiaries)
Panasonic Corporation of North America, U.S.A.	1,876	Manufacture and sales, with regional headquarters functions
Panasonic Avionics Corporation, U.S.A.	420	Airline AVC equipment
Panasonic Brazil Co., Ltd., Brazil	642	Manufacture and sales functions
IPS Alpha Technology Europe, s.r.o., Czech Republic	420	LCD panels
Panasonic AVC Networks Czech, s.r.o., Czech Republic	773	Plasma and LCD TVs
Panasonic U.K. Ltd., U.K.	322	Sales functions
Panasonic Electronic Devices Europe gmbh, Germany	349	Components
Panasonic Semiconductor Asia Pte. Ltd., Singapore	462	Semiconductors
Panasonic Refrigeration Devices Singapore Pte. Ltd., Singapore	724	Refrigerators
Panasonic Electronic Devices Malaysia, Malaysia	1,134	Components
Panasonic Taiwan Co., Ltd., Taiwan	1,478	Manufacture and sales functions
Panasonic Wanbao Compressor (Guangzhou) Co., Ltd., China	1,181	Compressors
Panasonic Semiconductor (Suzhou) Co., Ltd., China	469	Semiconductors
Panasonic Home Appliances (Hangzhou) Co., Ltd., China	883	Compressors and washing machines
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd., China	1,102	Air-conditioning equipment
Panasonic Corporation of China, China	—	Sales with regional headquarters functions

In addition to the Company-owned facilities, as of March 31, 2009, the Company and its subsidiaries shown in above table leased approximately 22.4 million square feet of floor space from third parties, most of which was for sales office space.

Substantially all of Panasonic’s properties are free of material encumbrances and Panasonic believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2009, there was no material problem, regarding both the productive capacity and the extent of utilization of the Company’s properties.

In terms of environmental issues, all of the Panasonic Group’s properties operate in compliance with governmental and municipal laws and regulations. Furthermore, the Company established a number of internal environmental guidelines which are stricter than those provided by the relevant authorities. In case any occasional non-compliance may take place, such as the previously mentioned PCB issue, Panasonic takes immediate and appropriate actions to meet the regulatory requirements and to ensure current good utilization standards.

Item 4A.	Unresolved Staff Comments

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2009 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

Panasonic is one of the world’s leading producers of electronic and electric products. Panasonic currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. As of October 1, 2008, the Company changed its company name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.” Upon the company name change, Panasonic implemented its brand name change from the “National” brand, used for home appliances and housing equipment in Japan, and “Technics” brand, used for audio equipment, to the “Panasonic” brand. This brand name change will be completed by the end of fiscal 2010, ending March 31, 2010. Accordingly, the corporate brands will be “Panasonic” and “PanaHome.”

Panasonic divides its businesses into five segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, general electronic components, batteries and electric motors. “Other” includes FA equipment and other industrial equipment.

JVC issued and allocated new shares of its common stock to third parties on August 10, 2007. As a result, Panasonic’s shareholding of JVC decreased from 52.4% to 36.8%, and JVC and its subsidiaries became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter. On October 1, 2008, JVC and Kenwood integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) through a share transfer. The Company has 24.4% of total issued shares of JVC KENWOOD HD. Given JVC’s equity method investment status, the income statement and balance sheet impact of JVC is expected to decrease significantly in future periods and insignificant compared to both existing business segment reporting and consolidated income before income taxes. The provisions of SFAS No. 131 in these circumstances are not applicable to insignificant entities and accordingly, sales and profit in the JVC segment are no longer reported subsequent to the date of deconsolidation.

Economic environment

In the year ended March 31, 2007, the Japanese economy maintained a recovery trend as a result of favorable exports and increased capital investment. In the year ended March 31, 2008, the Japanese economy for the first half continued a recovery trend with an improvement in consumer spending, but for the second half the Japanese economy slowed down, as a result of negative factors such as rising prices for crude oil and raw materials, and a stronger yen against the U.S. dollar. In the year ended March 31, 2009, the Japanese economy encountered very severe conditions due to the global financial crisis and the sharply deteriorated world economy.

The overseas economy, in the year ended March 31, 2007, the U.S. economy, despite a decrease in housing investment, continued growth with robust consumer spending and an increase in capital investment. Meanwhile, in major European countries, there was a trend toward moderate economic recovery with increased consumer spending. In Asia, the Chinese economy maintained a high growth rate. In the year ended March 31, 2008, the U.S. economy proved sluggish in the second half of fiscal 2008 since the subprime loan problem in the U.S. led to downturns in both housing investment and consumer spending. Meanwhile, European economy, although economic growth continued for the first half, slowed down in the second half of fiscal 2008, due mainly to a downturn in consumer spending. In Asia, the Chinese economy maintained a high growth rate due mainly to favorable export. In the year ended March 31, 2009, the global financial crisis caused a rapid economic downturn worldwide, and this caused negative effects on the Japanese economy through a sharp decrease in exports and capital investment.

Condition of foreign currency exchange rates and Panasonic’s policy

Foreign currency exchange rates fluctuated during the three-year period ended March 31, 2009. In the year ended March 31, 2007, the Japanese yen was weak against the U.S dollar and euro. In the year ended March 31, 2008, there was a sharp increase in the Japanese yen against the U.S. dollar. In the year ended March 31, 2009, there continued a sharp increase in the Japanese yen against the major currencies such as the U.S. dollar and euro. In order to alleviate the effects of currency-related transaction risks, Panasonic has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Panasonic has also increased matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operations’ functional currencies.

Summary of operations

Panasonic’s consolidated sales and earnings results during the last three fiscal years, reflecting the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2009, net sales amounted to 7,766 billion yen, down 14% from the previous year. Sales declined in all segments mainly as a result of a sharp deterioration of the world economy from October 2008. Regarding earnings, although the Company implemented thorough streamlining of material cost by reducing number of components and improving material yield ratio and made all-out efforts to reduce fixed cost, the effect of a sharp sales decline including approximately 20-30% decrease in prices for flat-panel TVs and rising prices for crude oil and other raw materials on a yearly basis led to a decrease in earnings. In addition, the Company incurred 314 billion yen as expenses associated with impairment losses of fixed assets, 53 billion yen as restructuring charges and 92 billion yen as a write-down of investment securities. As a result of these and other factors, the Company incurred a pre-tax loss of 383 billion yen and a net loss of 379 billion yen.

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

Key performance indicators

The following are performance measures that Panasonic believes are key indicators of its business results for the last three fiscal years.

	Yen (billions) (%)
	Fiscal year ended March 31,
	2009	2008	2007
Net sales	7,766	9,069	9,108
Income (loss) before income taxes to net sales ratio	(4.9)%	4.8%	4.8%
Research and development costs to net sales ratio	6.7%	6.1%	6.3%
Total assets	6,403	7,444	7,897
Stockholders’ equity	2,784	3,742	3,917
Stockholders’ equity to total assets ratio	43.5%	50.3%	49.6%
Return on equity	(11.8)%	7.4%	5.6%
Capital investment	494	449	418
Free cash flow	(353)	405	(35)

Note: Return on equity is calculated by dividing net income by the average of stock holders’ equity at the beginning and the end of each fiscal year.

Panasonic defines “Capital investment” as purchases of property, plant and equipment (PP&E) on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. Panasonic has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to investors to present accrual basis capital investments in addition to the cash basis information in the consolidated statements of cash flows.

Panasonic’s management also believes that this indicator provides useful information when it is compared with depreciation expenses, which are shown in Note 15 of the Notes to Consolidated Financial Statements, for purposes of evaluating the replacement of PP&E. This indicator is, however, subject to the limitation that capital investments may not produce future returns (because current expenditures may not provide an efficient use of capital) and may also be subject to impairment. Also, this indicator is subject to the limitation that it may not represent the true cost of maintaining the Company’s portfolio of PP&E as it excludes expenditures for repairs and maintenance, operating leases, and intangible assets that may be integral to the use of PP&E. Panasonic compensates for these limitations by referring to this indicator together with relevant U.S. GAAP financial measures, such as capital expenditures, depreciation and amortization, shown in its consolidated statements of cash flows, to present an accurate and complete picture for purposes of capital expenditure analysis.

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment:

	Yen (billions)
	Fiscal year ended March 31,
	2009	2008	2007
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	522	419	411
Effects of timing difference between acquisition dates and payment dates	(28)	30	7

Capital investment	494	449	418

Panasonic defines “Free cash flow” as the sum of net cash provided by operating activities and net cash provided by investing activities. Panasonic has included the information concerning free cash flow because its management uses this indicator, and it believes that such indicator is useful to investors, to assess its cash availability after financing of its capital projects.

Panasonic’s management also believes that this indicator is useful in understanding Panasonic’s current liquidity and financing needs in light of its operating and investing activities, i.e., its ability to pay down and draw on available cash. It should be noted, however, that free cash flow Panasonic reports may not be comparable to free cash flow reported by other companies. It should also be noted that free cash flow should not be viewed in a manner that inappropriately implies that it represents the residual cash flow available for discretionary uses, since at any given time Panasonic may be subject to mandatory debt service requirements and may have other non-discretionary expenditures that are not deducted from this indicator. Panasonic compensates for these limitations by referring to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets, to present an accurate and complete picture for purposes of cash availability analysis.

The following table shows a reconciliation of free cash flow to net cash provided by operating activities:

	Yen (billions)
	Fiscal year ended March 31,
	2009	2008	2007
Net cash provided by operating activities	117	466	533
Net cash used in investing activities	(470)	(61)	(568)

Free cash flow	(353)	405	(35)

Details of Panasonic’s consolidated sales and earnings results were as follows:

Year ended March 31, 2009 compared with 2008

(1)	Sales

Consolidated group sales for fiscal 2009 amounted to 7,766 billion yen, down 14% from 9,069 billion yen in the previous fiscal year. Explaining fiscal 2009 results, the Company cited sales declines in all business segments. (For further details, see “(10) Results of Operations by Business Segments” of this section.)

In fiscal 2009, the second year of the mid-term management plan GP3, Panasonic steadily implemented initiatives focused on four major themes: double-digit growth for overseas sales, four strategic businesses, manufacturing innovation and the eco ideas strategy. To achieve double-digit growth in overseas sales, the Company widened its target from affluent customers to upper-income customers in the strategic market regions of BRICs countries and Vietnam. With regard to the second theme, four strategic businesses—digital AV business, businesses providing comfortable living, semiconductors/components and devices business, and automotive electronics business—Panasonic launched various cross-group projects, established new strategies and implemented initiatives to expand sales in each business. As for manufacturing innovation, in addition to proactively promoting “Itakona” activities, which seek to standardize cost-reduction processes on a finer level, the Company established the New Business Promotion Subcommittee in April 2009 to strengthen cost-reduction activities. In terms of the eco ideas strategy, the Company made steady progress in reducing CO2 emissions.

Despite these measures, the Company’s performance differed markedly between the first and second half of fiscal 2009, due to a sharp deterioration in the business environment from September 2008, when the global financial crisis caused a rapid downturn in global demand and a sharp appreciation of the yen. In response to these business conditions, the Company accelerated business restructuring initiatives based on a policy of selection and concentration. These included integration and closure of manufacturing sites, from the view point of global optimal production, withdrawing from unprofitable businesses, and reassigning and downsizing of workforce. As a result of these and other factors, consolidated group sales for the period under review decreased compared with the previous year.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2009, cost of sales amounted to 5,667 billion yen, down from the previous year, and selling, general and administrative expenses amounted to 2,025 billion yen, down from the previous year. These results are due mainly to the effects of sharp sales declines.

(3)	Interest Income, Dividends Received and Other Income

In fiscal 2009, interest income decreased 32% to 23 billion yen, and dividends received increased 11% to 11 billion yen. In other income, in addition to gains on sales of tangible fixed assets, the Company recorded 16 billion yen gain on the sale of the investment securities.

(4)	Interest Expense, Goodwill Impairment and Other Deductions

Interest expense decreased 5% to 19 billion yen, owing primarily to a reduction in short-term borrowings. In other deductions, the Company incurred 314 billion yen as expenses associated with impairment losses of fixed assets, 53 billion yen as restructuring charges and 92 billion yen as a write-down of investment securities.(For further details, see Notes 3, 4, 6, and 14 of the Notes to Consolidated Financial Statements.)

(5)	Income (loss) before Income Taxes

As a result of the above-mentioned factors, income (loss) before income taxes for fiscal 2009 amounted to a loss of 383 billion yen, compared with a profit of 435 billion yen in fiscal 2008.

(6)	Provision for Income Taxes

Provision for income taxes for fiscal 2009 amounted to 37 billion yen, a significant decrease compared with 115 billion yen in the previous year. This result was due primarily to the fact that the Company increased the valuation allowances to deferred tax assets as a result of incurring the aforementioned impairment losses of fixed assets and restructuring charges. (For further details, see Notes 10 of the Notes to Consolidated Financial Statements.)

(7)	Minority Interests

Minority interests amounted to a loss of 25 billion yen for fiscal 2009, compared with minority interests of 29 billion yen in fiscal 2008. This result was due mainly to decreased profits in Panasonic Electric Works Co., Ltd. for the period and the consolidation of IPS Alpha Technology, Ltd.

(8)	Equity in Earnings (Losses) of Associated Companies

In fiscal 2009, equity in earnings of associated companies amounted to gains of 16 billion yen, from the previous year’s losses of 10 billion yen. This result is due mainly to the consolidation of IPS Alpha Technology Ltd. and the improvement of earnings in its associated companies under the equity method in China.

(9)	Net Income (Loss)

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net loss of 379 billion yen for fiscal 2009, a decrease of 661 billion yen from the previous year’s net income of 282 billion yen.

(10)	Results of Operations by Business Segment

Results of operations by business segment for fiscal 2009, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2009	2008	Percent change
Sales:
Digital AVC Networks	3,749	4,320	(13)%
Home Appliances	1,223	1,316	(7)
PEW and PanaHome	1,766	1,910	(8)
Components and Devices	1,127	1,399	(19)
Other	1,072	1,084	(1)
JVC	—	183	—
Eliminations	(1,171)	(1,143)	—

Total	7,766	9,069	(14)%

Segment profit:
Digital AVC Networks	3	252	(99)%
Home Appliances	49	87	(43)
PEW and PanaHome	40	96	(58)
Components and Devices	7	105	(93)
Other	24	64	(63)
JVC	—	(10)	—
Corporate and eliminations	(50)	(75)	—

Total	73	519	(86)%

*	The Company has changed the internal business transaction between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.
*	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.
*	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

Digital AVC Networks sales decreased 13% to 3,749 billion yen, compared with 4,320 billion yen in the previous year. Within this segment, sales of video and audio equipment decreased, due mainly to weak sales of digital AV products, such as plasma TVs and digital cameras. Regarding flat-panel TVs, although sales of plasma TVs were lower than the previous year, LCD TVs recorded a double-digit increase in sales from the previous year, mainly as a result of expanding its product line-ups. Regarding digital cameras, although the world’s smallest and lightest digital interchangeable lens cameras and products incorporating face recognition, an evolution from “face detection,” won market acclaim, weak demand particularly overseas led to a decrease in sales. Meanwhile, sales of information and communications equipment also decreased as a result of sluggish sales of automotive electronics and other products. This result was due mainly to further price erosion of car navigation system caused by the growing market share of low-priced Portable Navigation Devices (PND) in the domestic market, and sluggish sales of mobile phones due to a change in handsets sales incentives and economic downturn in Japan.

With respect to this segment, profit decreased 99% from 252 billion yen in fiscal 2008, to 3 billion yen for fiscal 2009, which is equivalent to 0.1% against sales. This decrease was attributable mainly to a decrease in sales as a result of a rapidly deteriorated market conditions, the negative effects of the appreciation of the yen and the effects of price declines. These factors led to a significant decrease in profit in this segment.

Sales of Home Appliances decreased 7% to 1,223 billion yen, compared with 1,316 billion yen in the previous year. Within Home Appliances, although induction-heating (IH) cooking equipment, “Eco Cute” natural-refrigerant water heating systems and other products for all-electric homes recorded strong sales, weak sales of air conditioners and compressors resulted in an overall sales decrease.

Profit in this segment decreased 43% from 87 billion yen in fiscal 2008, to 49 billion yen for fiscal 2009, or 4.0% of sales. Although there were the positive effects of various cost rationalization activities, a decrease in sales, the effects of price declines and rising costs for raw materials led to decreased earnings in this segment.

Sales of PEW and PanaHome decreased 8% to 1,766 billion yen, compared with 1,910 billion yen a year ago. At PEW and its subsidiaries, sluggish sales of electronic materials, automation controls and health-enhancing products led to a decrease in sales from the previous year. At PanaHome Corporation and its subsidiaries, a rapid deterioration sluggish housing market conditions after September 2008 led to a decrease in sales.

With respect to this segment, profit decreased 58% to 40 billion yen, which is equal to 2.3% of sales, from 96 billion yen in the previous year, as a result of the aforementioned decrease in sales and the effects of price declines.

Sales of Components and Devices decreased 19% to 1,127 billion yen, from the previous year’s 1,399 billion yen, mainly as a result of sluggish sales in semiconductors and general electronic components. In general electronic components, Panasonic maintained its leading global market share in angular rate sensors for car navigation systems and digital cameras. In addition, sales of power supplies for plasma TVs were relatively steady. However, sales of capacitors, electromechanical components and other products dropped sharply due to deteriorated market conditions and inventory cutbacks at finished product manufacturers. In the semiconductor business, sales fell as demand slowed for semiconductors for digital equipment. In batteries, weak sales of such products as alkaline dry batteries and car batteries led to an overall decrease in sales.

With respect to this segment, profit decreased 93% from 105 billion yen in fiscal 2008, to 7 billion yen for fiscal 2009, or 0.6% of sales. Although there were positive effects of cost rationalization, decreased sales and price declines resulted in decreased earnings in this segment.

Sales in the Other segment amounted to 1,072 billion yen, down 1% from 1,084 billion yen in the previous year. Although the Company expanded product line-ups of high-speed modular placement machines, sluggish sales of factory automation equipment as a result of sharply deteriorated market conditions led to a decrease in sales in this category.

With respect to this segment, profit was down 63% from 64 billion yen for fiscal 2008, to 24 billion yen, which were equivalent to 2.2% against sales in fiscal 2009. This result was due mainly to sales declines as a result of the aforementioned sales declines.

(11)	Sales Results by Region

Sales results by region for fiscal 2009, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2009	2008	Percent change
Domestic Sales:	4,082	4,545	(10)%
Overseas Sales:
North and South America	997	1,251	(20)
Europe	963	1,213	(21)
Asia and Others	1,724	2,060	(16)

Total	3,684	4,524	(19)

Total	7,766	9,069	(14)%

Sales in Japan amounted to 4,082 billion yen, down 10% from 4,545 billion yen in fiscal 2008. Sales declined in all segments, and there were sharp sales declines particularly in automotive electronics equipment, mobile phones, semiconductors, general components and devices, and FA equipment.

Overseas sales amounted to 3,684 billion yen, down 19% from 4,524 billion yen in the previous fiscal year. Sales declined in all segments, and there were sharp sales declines particularly in business-use AV equipment, automotive electronics, PCs and peripherals, semiconductors, and general components and devices.

By region, sales in the Americas amounted to 997 billion, down 20% from 1,251 billion yen in fiscal 2008. Sales downturns in digital AV equipment, broadcast- and business-use AV equipment, automotive electronics, general components and other products led to decreased sales from the previous year for this region.

Sales in Europe amounted to 963 billion yen, down 21% from the previous year’s 1,213 billion yen. Sales for this region decreased, due mainly to weak sales in digital cameras, automotive electronics, white goods, general components and batteries.

In the Asia and Others region, sales decreased 16% to 1,724 billion yen, from the previous year’s 2,060 billion yen. In Asia (excluding China), sales decreased in PCs and peripherals, automotive electronics, compressors, as well as semiconductors and general components, resulting in overall sales declines. Meanwhile, in China, sales decreased mainly in PCs and peripherals, air-conditioners, compressors, and general components, resulting in overall decreased sales.

Year ended March 31, 2008 compared with 2007

(1)	Sales

Consolidated group sales for fiscal 2008 amounted to 9,069 billion yen, mostly the same level from 9,108 billion yen in the previous fiscal year. Explaining fiscal 2008 results, the Company cited sales gains in all business segments except JVC (Victor Company of Japan, Ltd. and its subsidiaries), due mainly to favorable sales in digital AV products and white goods. (For further details, see “(10) Results of Operations by Business Segments” of this section.) The electronics industry in the fiscal year ended March 31, 2008 faced severe business conditions in Japan and overseas, due mainly to ever-rising prices for crude oil and other raw materials, and continued price declines caused by continuously intensifying global competition, mainly in digital products. Under these circumstances, the Panasonic Group worked to accelerate growth strategies in fiscal 2008, the first year of the new three-year mid-term management plan GP3. Specifically, Panasonic continued to strengthen V-products, which are the core of its growth strategies and make a significant contribution to overall business results in order to boost market shares. With regard to the strategic plasma display panel (PDP) business, Panasonic started operation of its fourth domestic PDP plant in June 2007, and began construction of its fifth in November 2007. In addition, Panasonic implemented initiatives to achieve double-digit growth in overseas sales of consumer products. To accelerate growth in emerging markets as well as the U.S. and Europe, the Company established a framework to boost sales in Russia, Brazil and India, and also promoted its cutting-edge products. These initiatives contributed to an increase in sales, as mentioned above.

Domestic sales amounted to 4,545 billion yen, down 2% from 4,617 billion yen a year ago. Although favorable sales were recorded mainly in digital AV products as a result of a significant contribution of V-products, this result is due primarily to the effects of JVC as mentioned above. Overseas sales increased 1% to 4,524 billion yen, from 4,492 billion yen in fiscal 2007, ended March 31, 2007. Despite the effects of JVC, favorable sales in all business segments except JVC led to an increase in overseas sales.

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

Minority interests amounted to 29 billion yen for fiscal 2008, compared with minority interests of 31 billion yen in fiscal 2007. This result was due mainly to decreased profits in Victor Company of Japan, Ltd. and its subsidiaries for the period when these companies were consolidated subsidiaries of Panasonic.

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

(10)	Results of Operations by Business Segment

Results of operations by business segment for fiscal 2008, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2008	2007	Percent change
Sales:
Digital AVC Networks	4,320	4,064	6%
Home Appliances	1,316	1,247	6
PEW and PanaHome	1,910	1,859	3
Components and Devices	1,399	1,378	2
Other	1,084	998	9
JVC	183	646	(72)
Eliminations	(1,143)	(1,084)	—

Total	9,069	9,108	0%

Segment profit:
Digital AVC Networks	252	220	15%
Home Appliances	87	83	4
PEW and PanaHome	96	79	22
Components and Devices	105	100	5
Other	64	61	6
JVC	(10)	(6)	—
Corporate and eliminations	(75)	(77)	—

Total	519	460	13%

*	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”
*	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.
*	The Company has changed the transactions between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and eliminations for fiscal 2008 have been reclassified to conform to the presentation for fiscal 2009.
*	The healthcare business was transferred to Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the segment information for fiscal 2007 has been reclassified to confirm with the presentation for the year ended March 31, 2008.
*	JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.

Digital AVC Networks sales increased 6% to 4,320 billion yen, compared with 4,064 billion yen in the previous year. Within this segment, sales of video and audio equipment increased, due mainly to strong sales of digital AV products, such as flat-panel TVs and digital cameras. Regarding TVs, the VIERA series recorded a significant increase in sales from the previous year, due primarily to expanding demand for large-sized, full high-definition (HD) models amid the global progress of digital broadcasting. Sales of LUMIX series of digital cameras significantly increased, due mainly to strong sales of new models that feature an automatic iA (Intelligent Auto) mode, which include functions such as a “face detection” system that automatically chooses settings optimal for each condition. Meanwhile, sales of information and communications equipment also increased as a result of favorable sales of automotive electronics and mobile phones. Sales of automotive electronics such as car AV and the Strada series of car navigation systems remained strong, and sales of mobile phones significantly increased due mainly to strong demand for models with high-resolution screens for watching “One Segment” broadcasting.

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

Sales of Home Appliances increased 6% to 1,316 billion yen, compared with 1,247 billion yen in the previous year. Within Home Appliances, sales gains were recorded mainly in air conditioners and refrigerators, as a result of strong sales in high value-added products that leverage Panasonic’s proprietary technologies. These products include air conditioners that automatically adjust air flows depending on people’s feeling of temperature and refrigerators featuring “nano-e crispers” that keep vegetables and other cold-sensitive foods fresh with nano-e technology.

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

Sales of PEW and PanaHome increased 3% to 1,910 billion yen, compared with 1,859 billion yen a year ago. Despite weak sales of building products as a result of a decrease in new residential construction, sales at PEW and its subsidiaries increased from the previous year. This result is due primarily to favorable sales in electrical construction materials such as home fire alarms and high energy-efficient lighting fixtures, and electronic and plastic materials such as semiconductor encapsulation materials. At PanaHome Corporation and its subsidiaries, sluggish housing market conditions led to a slight decrease in sales.

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

With respect to this segment, profit increased 5% from 100 billion yen in fiscal 2007, to 105 billion yen for fiscal 2008, or 7.5% of sales. Despite the negative effects from rising prices for raw materials including copper and aluminum, sales gains and cost rationalization efforts contributed to increased earnings in this segment. In particular, a significant profit growth was recorded in electronic components and devices, mainly as a result of strong sales in general electronic components for digital AV products and automotive electronics equipment.

Sales in the Other segment amounted to 1,084 billion yen, up 9% from the previous year. Sales gain was recorded in factory automation equipment by expanding lineups of high-speed modular placement machines and providing optimal solutions for its customers.

With respect to this segment, profit was up 6% from 61 billion yen for fiscal 2007, to 64 billion yen, which was equivalent to 5.9% of sales in fiscal 2008. Despite severe market conditions, this result was due mainly to sales gains and cost rationalization.

Sales of JVC were 183 billion yen, compared with 646 billion yen in the previous year. Victor Company of Japan, Ltd. and its subsidiaries became associated companies under the equity method from Panasonic’s consolidated subsidiaries in August 2007. Accordingly, JVC sales for the period from then on are not included in Panasonic’s consolidated results.

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

Sales in Europe amounted to 1,213 billion yen, mostly the same level from the previous year’s 1,218 billion yen. Despite the effect of JVC, favorable sales in flat-panel TVs, digital cameras and automotive electronics led to this sales results for this region.

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

Panasonic’s Policy on Financial Position and Liquidity

As its basic policy, Panasonic has long placed emphasis on maintaining sound balance sheets, and on generating as much available funding as possible from internal sources through efforts to raise the operational efficiency or asset turnover ratios, so as not to overly rely on external fund raising. This conservativeness is exemplified in the tradition of maintaining the ratio of stockholders’ equity to total assets at a relatively high level and keeping large cash balance. The ratio of stockholders’ equity to total assets as of March 31, 2009 was 43.5%, down from 50.3% in the previous year. The total of short-term borrowings and long-term debt amounted to 746 billion yen as of March 31, 2009, up by 357 billion yen from a year ago. Cash balance decreased to 1,163 billion yen (the total of cash and cash equivalents of 974 billion yen plus time deposits with a maturity of more than three months of 189 billion yen) as of March 31, 2009, compared with the previous year’s 1,285 billion yen (the total of cash and cash equivalents of 1,215 billion yen plus time deposits of 70 billion yen).

In order to facilitate access to global capital markets, Panasonic obtains credit ratings from the world’s two leading credit rating agencies, Moody’s Investors Service, Inc. (Moody’s) and Standard & Poor’s Rating Services (S&P). In addition, Panasonic maintains credit ratings from Rating and Investment Information, Inc. (R&I), a rating agency nationally recognized in Japan, primarily for access to the Japanese capital markets. As of March 31, 2009, Panasonic’s debt ratings are: Moody’s: Aa2 (long-term), P-1 (short-term); S&P: AA- (long-term, outlook: stable), A-1+ (short-term); and R&I: AA+ (long-term), a-1+ (short-term).

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

Panasonic believes that its credit ratings include the rating agencies’ assessment of the general operating environment, its positions in the markets in which it competes, reputation, movements and volatility in its earnings, risk management policies, liquidity and capital management. An adverse change in any of these factors could result in a reduction of Panasonic’s credit ratings, and that could, in turn, increase its borrowing costs and limit its access to the capital markets or require it to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations.

With the above-mentioned cash balance, combined with the generally high credit ratings from leading credit rating agencies, Panasonic believes that it has sufficient sources of liquidity for either working capital or long-term investment needs.

As of March 31, 2009, the outstanding balance of short-term borrowings totaled 95 billion yen, and long-term debt was 651 billion yen. Panasonic’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 8 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

In recent years, Panasonic has focused on raising capital efficiency upon review of its balance sheet. In fiscal 2007, to meet the needs of more sophisticated global operations, Panasonic established Panasonic Global Treasury Center B.V. in Amsterdam, the Netherlands, a new overseas financial subsidiary with in-house banking functions that facilitate various finance and foreign exchange transactions worldwide. Along with the establishment of the new company, Panasonic has implemented initiatives to further enhance the efficiency of group-wide treasury transactions by introducing a new round-the-clock treasury system.

Regarding cash flows, Panasonic uses free cash flow (see “Overview—Key performance indicators” in Section A of this Item 5) as an important indicator to evaluate its performance.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2009 Financial Position and Liquidity

The Company’s consolidated total assets as of the end of fiscal 2009 decreased to 6,403 billion yen, as compared with 7,444 billion yen at the end of the last fiscal year. This result was due primarily to a decrease on trade receivables and a reduction of inventories affected by deteriorated market conditions, and a decrease in investments and advances affected by a decline of stock price.

The Company’s consolidated total liabilities as of March 31, 2009 amounted 3,191 billion yen, mostly unchanged from the previous year. Although current liabilities decreased as a result of the repayment of short-term borrowings and current liabilities including trade payables, an increase in noncurrent liabilities including long-term debt led to this result. (For further details, see Note 8 of the Notes to Consolidated Financial Statements.)

Minority interests decreased 86 billion yen, to 429 billion yen.

Stockholders’ equity decreased 958 billion yen to 2,784 billion yen, from the previous year’s 3,742 billion yen. This decrease was due mainly to a decrease of 469 billion yen in retained earnings and a decrease of 420 billion yen in accumulated other comprehensive income (loss), which reflects a decrease in pension liability adjustments, decreases in cumulative translation adjustments due primarily to the appreciation of the yen and a decrease in unrealized holding gains of available-for-sale securities, amounting to 242 billion yen, 113 billion yen and 56 billion yen, respectively.

	Yen (billions)
	Fiscal year ended March 31,
	2009	2008
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	522	419
Effects of timing difference between acquisition dates and payment dates	(28)	30

Capital investment	494	449

Capital investment (excluding intangibles) during fiscal 2009 totaled 494 billion yen, up 10% from the previous fiscal year’s total of 449 billion yen, as shown on the above table. The Company implemented capital investment primarily to increase production capacity in strategic business areas such as flat panel TVs and semiconductors, while curbing capital investment in a number of business areas, in line with increasing management emphasis on capital efficiency. Principal capital investments consisted of PDP manufacturing facilities for Plant No. 4 and Plant No. 5 in Amagasaki, Hyogo Prefecture, Japan; LCD panel production facilities for the Himeji plant in Hyogo Prefecture, Japan; and semiconductor manufacturing facilities for the Uozu plant located in Toyama Prefecture, Japan.

Depreciation (excluding intangibles) during fiscal 2009 amounted to 326 billion yen, up 16% compared with 282 billion yen in the previous fiscal year.

Net cash provided by operating activities in fiscal 2009 amounted to 117 billion yen, compared with 466 billion yen in the previous fiscal year. This was attributable primarily to depreciation and a decrease in trade receivables, despite net loss and a decrease in trade payables. Net cash used in investing activities amounted to 469 billion yen, compared with 61 billion yen in fiscal 2008. Despite having proceeds from disposition of investments and advances, this was due primarily to capital expenditures for tangible fixed assets of 522 billion yen, mainly consisting of manufacturing facilities for priority business areas such as plasma and liquid crystal display panels, and semiconductors. Net cash provided by financing activities was 149 billion yen compared with cash outflow of 204 billion yen in fiscal 2008. This was due mainly to an increase in long-term debt by issuing unsecured straight bonds of 400 billion yen by Panasonic Corporation, despite repurchase of the Company’s common stock of 72 billion yen and the payment of cash dividends. All these activities, as well as a net decrease in cash and cash equivalents of 36 billion yen associated with the effect of exchange rate fluctuations, resulted in a net decrease of 241 billion yen in cash and cash equivalents during fiscal 2009. Cash and cash equivalents at the end of fiscal 2009 totaled 974 billion yen, compared with 1,215 billion yen a year ago.

Free cash flow in fiscal 2009 amounted to a cash outflow of 353 billion yen, compared with a cash inflow of 405 billion yen in fiscal 2008. This result was due mainly to a decrease in net income and an increase in capital expenditures. (For a reconciliation of free cash flow to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.)

Commitments for Capital Expenditures

As of March 31, 2009, commitments outstanding for the purchase of property, plant and equipment amounted to 79 billion yen.

C.	Research and Development

In fiscal 2009, Panasonic executed initiatives to accelerate R&D with a focus on key development themes, to enhance R&D efficiency primarily by creating a common platform for technologies straddling different products and business segments, and to develop energy-saving and environmental technologies.

Panasonic engages in a broad range of R&D themes, including digital network software, device and environmental technologies. The Company has established R&D sites at optimal locations globally as it builds an R&D structure that optimally utilizes the personnel and technologies in Japan, North America, Europe, China and the ASEAN region. For example, at the Panasonic Hollywood Laboratory in North America, Panasonic has developed Blu-ray technologies in collaboration with movie studios. In Europe and China, meanwhile, the Company has strengthened its development of products such as refrigerators and air conditioners that are more tailored to regional characteristics in terms of food, clothing and housing.

Key development themes during the fiscal year were as follows:

(1)	Approximately 1-inch Thin Full-Flat Plasma TVs that Consume about 50% Less Electricity*1 Panasonic succeeded in nearly doubling the luminous efficiency*2 of its plasma TVs with a newly developed structure that uses wider electrodes along the front panel to expand the discharge area and with other advances. These plasma TVs also offer the world’s highest*3 moving picture resolution of 1,080 lines*4 while consuming approximately half the power. Thanks to the lower power consumption, heat problems have been alleviated. As a result, Panasonic has created a full-flat display that is only approximately 1-inch, or 24.7 mm*5, thin at its thickest part.

(2)	UniPhier® System LSI for Mobile Phones that Integrates Communication and Application Functions Tapping system LSI design technology to integrate approximately 280 million transistors on a single chip and 45nm semiconductor micro-processing technology, Panasonic reduced the chip area by around 40% *6. At the same time, Panasonic extended “one-segment” DTV broadcast viewing and audio playback times by approximately 25%*7. This was achieved by power consumption-reduction technologies that control the operating frequency for applications and communication, and by adopting power supply control architectures optimal for both times of operation and non-operation.

(3)	Refrigerator with Top-Unit Compressor that Achieves the Best Energy Saving in the Industry*8 through Highly Effective Cooling Control Panasonic has employed a compressor with a highly efficient operating pattern and smaller control board components to limit electricity consumption. And with an efficient layout which concentrates frozen zones in the center and optimal placement of vacuum insulating materials, power consumption has been reduced by approximately 30%*9.

(4)	Rechargeable EVOLTA Battery that Delivers the Highest Number of Recharges in the Industry*10 Panasonic developed an EVOLTA series battery that can be recharged and used approximately 1,200 times, an approximate 20% improvement*11. This development drew on technology that stops materials from degrading through a homogeneous distribution of hydrogen-absorbing alloy constituents; a proprietary technique to increase the capacity of the can; and technology that prevents surface deterioration to maintain high performance over an extended period.

Expenditures for research and development amounted to 518 billion yen, 555 billion yen and 578 billion yen for the three fiscal years ended March 31, 2009, 2008 and 2007, respectively, representing 6.7%, 6.1% and 6.3% of Panasonic’s total net sales for each of those periods.

(Notes)

*1.	Approximately 40% annual reduction in a 50-inch display and approximately 46% annual reduction in a 46-inch display compared with equivalent-sized models in Panasonic’s P Z800/85/80 series.
*2.	Compared with the Company’s 2007 models (PZ750 series, etc.)

*3.	As a plasma TV for the consumer market; as of February 3, 2009; Company estimates.
*4.	Moving picture resolution indicates the motion display performance in TVs and displays that is measured using a formula developed by Advanced PDP Development Center Corporation.
*5.	Only the display, excluding protrusions; 46-inch display, 49 mm thick.
*6.	Compared with existing Company products.
*7.	Compared with existing Company products.
*8.	New NR-F503T, in a CFC-free refrigerator-freezer for Japanese households with a rated volume of at least 501 L.; as of September 12, 2008.
*9.	Compared with the Company’s 2007 models (NR-F532T, NR-F472T)
*10.	As of August 28, 2008 for commercialized nickel-metal hydride batteries (AA batteries with a minimum capacity of 1,900 mAh, and AAA batteries with a minimum capacity of 750 mAh)
*11.	Existing Company product (HHR-3MPS): Approximately 1,000 recharges.

D.	Trend Information

Panasonic expects that the economic environment in fiscal 2010 will be more severe than the past fiscal year, as the global recession and shrinking demand triggered by the financial crisis coincide with changes in market structure, including the expansion of emerging markets and a shift to lower-priced products. Responding to these business conditions, the Company will simultaneously rebuild its management structure while preparing and taking action for future growth. Fiscal 2010 is the final year of the GP3 plan and although the current business environment is significantly different from the plan’s initial assumptions, Panasonic will continue to push ahead with initiatives set forth in the GP3 plan without changing it, and aims to ready itself to leap ahead when the market recovers.

In order to rebuild its management structure, Panasonic will implement drastic business structural reforms. Guided by the policies of selection and concentration and the strategic placement of overseas sites, Panasonic will strive for new growth by clarifying which businesses to withdraw from and shifting resources to growing businesses based on the results of its examinations. Furthermore, the Company will ensure “Itakona” becomes standard practice and accelerate initiatives to reduce procurement costs. It will also step up actions including implementing comprehensive cost rationalization efforts, curbing capital expenditures and reducing inventories.

Regarding preparations and actions for future growth, the cornerstone is strengthening products. The Company’s approach is to create products that are unique to Panasonic, products that link well with one another, have superior energy-efficiency and are based on universal design concepts. These products will incorporate its customer’s viewpoint, as well as excel in terms of safety, quality and environmental performance. On top of that, Panasonic will push steadily ahead with the four major themes of the GP3 plan: double-digit growth for overseas sales, four strategic businesses, manufacturing innovation and the eco ideas strategy.

In the digital AV business, one of the four strategic businesses, Panasonic has decided to reduce major capital investment for the 5th domestic PDP plant in Amagasaki and the IPS Alpha plant in Himeji, because of lower growth in the flat-panel TV markets caused by the economic recession. However, the Company aims to outgrow its competitors by strengthening product development to maintain growth momentum in its flat-panel TV business.

In addition to these activities, Panasonic will start operating the New Business Promotion Support System in fiscal 2010. The Head Office will assist in creating new businesses by providing financial, technical and personnel assistance when the priority projects of business domain companies and Company-wide common projects are launched commercially.

Regarding the capital and business alliance with SANYO, a Collaboration Committee, which was set up to form a close alliance after completing the TOB, is looking at wide-ranging themes, while giving sufficient consideration to competition laws. Panasonic has positioned the energy business as a business field with extremely high growth potential. Therefore, Panasonic intends to broaden this business as its fifth strategic business to drive the Company’s future growth.

E.	Off-Balance Sheet Arrangements

The Company established sale-leaseback arrangements for manufacturing machinery and equipment, and sale of receivables without recourse and with recourse, as off-balance sheet arrangements in order to reduce its total assets.

In fiscal 2009, Panasonic sold machinery and equipment for 17 billion yen, which are used in manufacturing semiconductors, to Sumishin Matsushita Financial Services Co., Ltd. The assets are leased back to Panasonic over a period of one to five years. Panasonic guarantees a specific value of the leased assets. These leases are classified as operating leases for U.S. GAAP purposes. Including the above-mentioned, the aggregate amount of future minimum lease payments under non-cancelable operating leases is 175 billion yen at March 31, 2009. (For further details, see Note 5 of the Notes to Consolidated Financial Statements.)

In fiscal 2009, Panasonic sold, without recourse, trade receivables of 458 billion yen to independent third parties for proceeds of 457 billion yen. In fiscal 2009, Panasonic sold, with recourse, trade receivables of 412 billion yen to independent third parties for proceeds of 411 billion yen. (For further details, see Note 15 of the Notes to Consolidated Financial Statements.)

In addition, the Company provides several types of guarantees and similar arrangements. (For further details, see Note 18 of the Notes to Consolidated Financial Statements.)

F.	Tabular Disclosure of Contractual Obligations

The two tables below show Panasonic’s cash payment obligations and guarantees and other commercial commitments, broken down by the payment amounts due for each of the periods specified below, as of March 31, 2009:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	585,322	7,475	213,782	221,886	142,179
Interest Obligations	45,383	9,051	16,265	10,230	9,837
Capital Lease Obligations	112,331	38,868	51,667	12,693	9,103
Operating Lease Obligations	174,929	56,444	92,466	21,394	4,625
Purchase Obligations	79,068	79,068	—	—	—
Defined benefit plan contribution	73,823	73,823	—	—	—

Total Contractual Cash Obligations	1,070,856	264,729	374,180	266,203	165,744

Note :  Contingent payments related to uncertain tax positions of 7 billion yen are excluded from the table above, as it is not possible to reasonably predict the ultimate amount of settlement or timing of payment.

	Yen (millions)
	Total Amounts Committed
Other Commercial Commitments:
Guarantees	33,434

Total Commercial Commitments	33,434

Discounted exported bills generally have contractual lives of less than one year. Loan guarantees are principally provided on behalf of employees, associated companies and customers, and generally have long-term contractual lives coinciding with the maturities of the guaranteed obligations. (For further details, see Notes 5, 8, 9, 10 and 18 of the Notes to Consolidated Financial Statements.)

G.	Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. Factors which may contribute to the need for future impairment charges include changes in the use of assets resulting from the Company’s restructuring initiatives, technological changes or any significant declines in the demand for related products.

Valuation of Investment Securities

The Company holds available-for-sale securities, equity method securities and cost method securities, included in short-term investments, and investments and advances. Available-for-sale securities are carried at fair value with unrealized holding gains and losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities are reduced to net realizable value by a charge to earnings for other-than-temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that includes the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other-than-temporary requires judgment. At March 31, 2009, the Company has recorded 296 billion yen of available-for-sale securities, 41 billion yen of cost method securities, 13 billion yen of equity method securities that have market values, and 204 billion yen of equity method securities that do not have market values, advances and others. These investments could be determined to be other-than-temporarily impaired, depending on changes to the current facts and assumptions. In fiscal 2009, the Company recorded 92 billion yen impairment losses on investment securities.

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

Valuation of Accounts Receivable and Noncurrent Receivables

The Company reviews its accounts receivable on a periodic basis and provides an allowance for doubtful receivables based on historical loss experience and current economic conditions. In evaluating the collectibility of individual receivable balances, the Company considers the age of the balance, the customers’ payment history, their current credit-worthiness and adequacy of collateral.

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

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the implied fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates of the fair value of reporting units based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. At March 31, 2009, the Company has recorded 411 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill, see Note 7 of the Notes to Consolidated Financial Statements included in this annual report.

Valuation of Deferred Tax Assets and Sustainability of Uncertain Tax Positions

In assessing the realizability of deferred tax assets and uncertain tax positions based on the expected future generation of taxable income or assessed sustainability of uncertain tax positions, Panasonic considers whether it is more likely than not that any portion or all of the deferred tax assets or recognized benefit under uncertain tax position benefit will not be realized. The ultimate realization of deferred tax assets and uncertain tax positions is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or dependent on assessed sustainability of uncertain tax positions. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment over the valuation of deferred tax assets.

At March 31, 2009, the Company has recorded gross deferred tax assets of 1,264 billion yen with a total valuation allowance of 478 billion yen. Included in the gross deferred tax assets is 333 billion yen resulting from net operating loss carryforwards (NOLs) of 936 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. These NOLs of 835 billion yen expire from fiscal 2010 through 2016 and the remaining balance expire thereafter or do not expire. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2009 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. At March 31, 2009, the Company has recorded 7 billion yen of unrecognized tax benefits. For further discussion on valuation of deferred tax assets and realizability of uncertain tax positions, see Note 10 of the Notes to Consolidated Financial Statements included in this annual report.

Retirement and Severance Benefits

Retirement and severance benefits costs and obligations are dependent on assumptions used in calculating such amounts. The discount rate and expected return on assets are the most critical assumptions among others, including retirement rates, mortality rates and salary growth. While management believes that the assumptions used are appropriate, actual results in any given year could differ from actuarial assumptions because of economic and other factors. The resulting difference is accumulated and amortized and therefore, generally affect the Company’s retirement and severance benefit costs and obligations in future period.

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

Accounting for Derivatives

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments principally to manage foreign currency risks resulting from transactions denominated in currencies other than the Japanese yen. The Company recognizes all derivatives as either assets or liabilities on the balance sheet at their fair values. Changes in the fair value of a derivative are reported in earnings or other comprehensive income (loss) depending on their use and whether they qualify for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the hedged item. The Company evaluates and determines on a continuous basis if the derivative remains highly effective in offsetting changes in the fair value or cash flows of the hedged item. If the derivative ceases to be highly effective in offsetting changes in the fair value or cash flows of the hedged item, the Company discontinues hedge accounting prospectively. Because the derivatives the Company uses are not complex, significant judgment is not required to determine their fair values. Fair values are determined principally by receiving quotations from banks or brokers.

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

New Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which partially delays the effective date of SFAS No. 157 by one year for certain nonfinancial assets and liabilities. On April 1, 2008, the Company adopted SFAS No. 157 for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements. On April 1, 2009, the Company adopted SFAS No. 157 for all nonfinancial assets and liabilities. The adoption of SFAS No. 157 for all nonfinancial assets and liabilities is not expected to have a material effect on the Company’s consolidated financial statements. However, the Company frequently utilized an entity specific fair values in calculating charges such as certain impairments on a continuous basis. With the adoption of SFAS No. 157, a use of market participant fair values may have an impact on the valuation of the various charges.

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

In December 2008, FASB issued FASB Staff Position FAS 132R-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132R-1). FSP FAS 132R-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by FSP FAS 132R-1 must be provided for the Company in periods beginning on or after April 1, 2009. The Company is currently in the process of assessing the impact of the adoption of FSP FAS 132R-1 on the Company’s consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP FAS 142-3 will be effective for the Company as of April 1, 2009. The Company is currently in the process of assessing the impact of adoption of FSP FAS 142-3 on the Company’s consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The Articles of Incorporation of the Company provide that the number of Directors of the Company shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected at the general meeting of shareholders.

The Board of Directors has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, and Senior Managing Directors are Representative Directors and severally represent the Company. A Japanese joint stock corporation with corporate auditors, such as Panasonic, is not obliged under the Company Law of Japan and related laws and ordinances (collectively, the “Company Law”), to have any outside directors on its board of directors. However, Panasonic has two (2) outside Directors. An “outside director” is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within one year from their election.

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

The Company implemented in fiscal 2004 a reform of its corporate management and governance structure by (i) reorganizing the role of the Board of Directors, (ii) introducing Panasonic’s own Executive Officer system* in its Group and (iii) strengthening its Corporate Auditor system, all tailored to the Group’s new business domain-based, autonomous management structure.

Panasonic’s Executive Officer system was introduced to address the diversity of business operations over the entire Group through delegation of authority and to help integrate the comprehensive strengths of all Group companies in Japan and overseas. The Board of Directors appoints Executive Officers mainly from senior management personnel of business domain companies, such as internal divisional companies and subsidiaries, as well as from management personnel responsible for overseas subsidiaries and certain senior corporate staff. The Executive Officers assume responsibility as the Group’s executives regarding execution of business. The Executive Officers may be given such titles as Vice President Executive Officer, Senior Managing Executive Officer, Managing Executive Officer and Executive Officer, depending on the extent of responsibility and achievement of each individual. The terms of office of the Executive Officers shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year of the Company ending within one year from their election. Each of the Executive Officers has the authority to operate businesses for which such Executive Officer is responsible, under the supervision of the Board of Directors and in accordance with the Board of Directors’ decisions on the management of corporate affairs.

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

*	Panasonic’s Executive Officer (“Yakuin”) system is a non-statutory system and different from the corporate executive officer (“Shikkoyaku”) system that large Japanese corporations may adopt at their option under the statutory corporate governance system referred to as “Company with Committees” system stipulated in the Company Law.

The following table shows information about Panasonic’s Directors and Corporate Auditors as of June 25, 2009, including their dates of birth, positions, responsibilities and brief personal records.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Kunio Nakamura (Jul. 5, 1939)	Chairman of the Board of Directors
	-Jun. 1993	Director of the Company;
	-Jun. 1996	Managing Director of the Company;
	-Jun. 1997	Senior Managing Director of the Company;
	-Jun. 2000	President of the Company;
	-Jun. 2006	Chairman of the Board of Directors.

Masayuki Matsushita (Oct. 16, 1945)	Vice Chairman of the Board of Directors
	-Feb. 1986	Director of the Company;
	-Jun. 1990	Managing Director of the Company;
	-Jun. 1992	Senior Managing Director of the Company;
	-Jun. 1996	Executive Vice President of the Company;
	-Jun. 2000	Vice Chairman of the Board of Directors.

Fumio Ohtsubo (Sep. 5, 1945)	President and Director
	-Jun. 1998	Director of the Company;
	-Jun. 2000	Managing Director of the Company;
	-Jun. 2003	Senior Managing Director of the Company;
	-Jun. 2006	President of the Company.

Susumu Koike (Nov. 15, 1945)	Executive Vice President and Director
	-Jun. 1998	Director of the Company / in charge of Semiconductor Technology;
	-Jun. 2000	Managing Director of the Company;
	-Apr. 2001	President, Semiconductor Company;
	-Jun. 2003	Senior Managing Director of the Company / in charge of Technology;
	-Apr. 2006	Executive Vice President of the Company / in charge of Semiconductor Company.

Koshi Kitadai (Oct. 1, 1945)	Executive Vice President and Director
	-Jun. 2000	President, Matsushita Electronic Devices Co., Ltd.;
	-Jun. 2003	Managing Executive Officer of the Company;
	-Jun. 2005	Senior Managing Executive Officer of the Company;
	-Apr. 2007	President, Panasonic Automotive Systems Company / in charge of Corporate Industrial Marketing and Sales;
	-Jun. 2007	Senior Managing Director of the Company;
	-Apr. 2008	Executive Vice President of the Company / in charge of the Automotive Electronics Business;
	-Apr. 2009	In charge of System Solutions Company and Panasonic Mobile Communications Co., Ltd.

Toshihiro Sakamoto * (Oct. 27, 1946)	Executive Vice President and Director
	-Jun. 2000	Director of the Company;
	-Jun. 2004	Managing Director of the Company;
	-Apr. 2006	Senior Managing Director / President, Panasonic AVC Networks Company;
	-Apr. 2009	Executive Vice President of the Company / in charge of Domestic Consumer Marketing and Design.

Takahiro Mori (Jun. 16, 1947)	Executive Vice President and Director
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2005	Managing Director of the Company / in charge of Corporate Communications Division;
	-Apr. 2006	In charge of Corporate Planning;
	-Apr. 2008	Senior Managing Director of the Company;
	-Apr. 2009	Executive Vice President of the Company / in charge of Corporate Division for Promoting System & Equipment Business, and Electrical Supplies Sales, Project Sales and Building Products Sales.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Yasuo Katsura * (Sep. 19, 1947)	Senior Managing Director
	-Jun. 2001	President, Matsushita Communication Industrial Co., Ltd.;
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2004	Managing Executive Officer of the Company / Director of the Tokyo Branch;
	-Jun. 2007	Managing Director of the Company;
	-Apr. 2009	Senior Managing Director of the Company / Representative in Tokyo / Director, Corporate Division for Government & Public Affairs.

Hitoshi Otsuki * (Jun. 6, 1947)	Senior Managing Director
	-Jun. 2003	Executive Officer of the Company / Director of Europe Division / Chairman of Panasonic Europe Ltd.;
	-Apr. 2007	Managing Executive Officer of the Company / in charge of Overseas Operations;
	-Jun. 2007	Managing Director of the Company;
	-Apr. 2009	Senior Managing Director of the Company.

Ken Morita * (Oct. 24, 1948)	Senior Managing Director
	-Jun. 2005	Executive Officer of the Company;
	-Apr. 2006	Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group;
	-Apr. 2007	Managing Executive Officer of the Company;
	-Apr. 2009	Senior Managing Executive Officer of the Company / President, AVC Networks Company;
	-Jun. 2009	Senior Managing Director of the Company.

Ikusaburo Kashima * (Oct. 8, 1948)	Managing Director
	-Jul. 1999	Director General of Price Bureau of Economic Planning Agency;
	-Jun. 2003	Vice Chairman, Information Technology Promotion Agency;
	-Jun. 2004	Joined the Company as an Executive Counselor;
	-Jun. 2005	Director of the Company / Deputy Chief of Overseas Operations;
	-Apr. 2007	Managing Director of the Company / in charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs;
	-Apr. 2009	In charge of Intellectual Property.

Kazunori Takami * (Jun. 12, 1954)	Managing Director
	-Jun. 2002	Director, Matsushita Refrigeration Company;
	-Apr. 2005	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products / Director, Corporate Marketing Division for National Brand Home Appliances;
	-Apr. 2006	Executive Officer of the Company;
	-Apr. 2008	Managing Executive Officer of the Company;
	-Apr. 2009	President, Home Appliances Company / in charge of Lighting Company;
	-Jun. 2009	Managing Director of the Company.

Junji Nomura * (Apr. 10, 1947)	Managing Director
	-Feb. 2002	Director, Matsushita Electric Works, Ltd.;
	-Dec. 2003	Executive Senior Managing Director, Matsushita Electric Works, Ltd.;
	-Jun. 2005	Senior Managing Director, Matsushita Electric Works, Ltd.;
	-Jun. 2006	Executive Vice President, Matsushita Electric Works, Ltd.;
	-Jun. 2009	Managing Director of the Company / in charge of Special Task.

Ikuo Uno (Jan. 4, 1935)	Director
	-Apr. 1997	President, Nippon Life Insurance Company;
	-Apr. 2005	Chairman, Nippon Life Insurance Company;
	-Jun. 2005	Director of the Company.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Masayuki Oku (Dec. 2, 1944)	Director
	-Jun. 2005	President, Sumitomo Mitsui Banking Corporation / Chairman, Board of Directors of Mitsui Sumitomo Finance Group;
	-Jun. 2008	Director of the Company.

Masashi Makino * (Aug. 20, 1948)	Director
	-Apr.2003	Director, Corporate Manufacturing Innovation Division;
	-Jun. 2003	Executive Officer of the Company;
	-Apr. 2009	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management, Environmental Affairs and Recycling Business Promotion;
	-Jun. 2009	Director of the Company.

Makoto Uenoyama * (Feb. 14, 1953)	Director
	-Jun. 2003	General Manager, Corporate Accounting Group;
	-Apr. 2006	Executive Officer of the Company;
	-Apr. 2007	In charge of Accounting and Finance;
	-Jun. 2007	Director of the Company;
	-Apr. 2009	In charge of Information Systems.

Masatoshi Harada * (Feb. 9, 1955)	Director
	-Jun. 2003	In charge of General Affairs and Social Relations;
	-Apr. 2008	Executive Officer of the Company / in charge of Personnel, General Affairs and Social Relations;
	-Jun. 2008	Director of the Company.

Masaharu Matsushita (Sep. 17, 1912)	Honorary Chairman of the Board of Directors and Executive Advisor
	-Oct. 1947	Director of the Company;
	-Jan. 1961	President of the Company;
	-Feb. 1977	Chairman, the Board of Directors;
	-Jun. 2000	Honorary Chairman of the Board of Directors and Executive Advisor, Member of the Board.

Kenichi Hamada (May 2, 1947)	Senior Corporate Auditor
	-Jun. 1999	Director of Kyushu Matsushita Electric Co., Ltd. / in charge of accounting;
	-Jun. 2001	Managing Director, Kyushu Matsushita Electric Co., Ltd.;
	-Jun. 2003	Senior Managing Director, Panasonic Communications Co., Ltd.;
	-Jun. 2005	Vice President, Panasonic Communications Co., Ltd.;
	-Jun. 2007	Senior Corporate Auditor of the Company.

Masahiro Seyama (Jul.18, 1949)	Senior Corporate Auditor
	-Feb. 2001	President, Panasonic do Brasil Ltda;
	-Jun. 2005	Director, Latin American operations / President, Panasonic Corporation of Latin America;
	-Jun. 2008	Senior Corporate Auditor of the Company.

Yasuo Yoshino (Oct. 5, 1939)	Corporate Auditor
	-Jul. 2001	Chairman, Sumitomo Life Insurance Company;
	-Jun. 2003	Corporate Auditor of the Company;
	-Jul. 2007	Advisory of Sumitomo Life Insurance Company.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Ikuo Hata	Corporate Auditor
(Aug. 6, 1931)	-Apr. 1992	President, Osaka District Court;
	-Sep. 1995	Registered as Attorney at law (member of Osaka Bar Association);
	-Jun. 1998	Deputy Director, Japan Association of Arbitrators;
	-Jul. 2001	Member of Supreme Court’s Building-Related Litigation Commission;
	-Jun. 2004	Corporate Auditor of the Company.

Hiroyuki Takahashi (Mar. 1, 1937)	Corporate Auditor
	-Jun. 1997	Corporate Auditor, Mitsui & Co., Ltd.;
	-Oct. 2000	Executive Managing Director and Secretary-General, Japan Corporate Auditors Association;
	-Jun. 2006	Corporate Auditor of the Company.

Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System which was introduced to facilitate the development of optimum corporate strategies that integrate the Panasonic Group’s comprehensive strengths.

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

The following table shows information about Panasonic’s Executive Officers as of June 25, 2009, including their positions and responsibilities.

Name	Positions and responsibilities

Yoshihiko Yamada	Managing Executive Officer Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

Kazuhiro Tsuga	Managing Executive Officer President, Automotive Systems Company

Takumi Kajisha	Managing Executive Officer In charge of Corporate Communications

Ikuo Miyamoto	Managing Executive Officer Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

Yoshiiku Miyata	Managing Executive Officer Senior Vice President, AVC Networks Company / Director, Visual Products and Display Devices Business Group

Yutaka Takehana	Managing Executive Officer Representative in Kansai / in charge of Corporate Risk Management and Corporate Information Security

Hideo Kawasaki	Executive Officer President, Semiconductor Company

Name	Positions and responsibilities

Shigeru Omori	Executive Officer Director, Corporate Industrial Marketing and Sales Division

Masaaki Fujita	Executive Officer Director, Corporate Engineering Quality Administration Division

Yoshihisa Fukushima	Executive Officer In charge of Intellectual Property

Naoto Noguchi	Executive Officer President, Energy Company

Osamu Waki	Executive Officer President, Panasonic Mobile Communications Co., Ltd.

Toshiaki Kobayashi	Executive Officer President, Panasonic Electronic Devices Co., Ltd.

Joseph Taylor	Executive Officer COO, Panasonic Corporation of North America

Takashi Toyama	Executive Officer President, System Solutions Company

Jun Ishii	Executive Officer Director, Home Appliances and Wellness Products Marketing Division President, Panasonic Consumer Marketing Co., Ltd.

Toshiro Kisaka	Executive Officer Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

Masato Tomita	Executive Officer Director, Corporate Management Division for CIS, the Middle East and Africa

Hideaki Kawai	Executive Officer General Manager, Corporate Finance & IR Group / In charge of Financial Operations Center

Takeshi Uenoyama	Executive Officer In charge of Device and Environmental Technology

Koji Itazaki	Executive Officer Director, Corporate Procurement Division and Corporate Global Logistics Division

Shiro Nishiguchi	Executive Officer Director, Corporate Marketing Division for Digital AVC Products

Yoshiyuki Miyabe	Executive Officer In charge of Digital Network & Software Technology

Laurent Abadie	Executive Officer Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

Name	Positions and responsibilities

Yoshihisa Shiokawa	Executive Officer COO, Panasonic Europe Ltd. / President, Panasonic Marketing Europe GmbH

Yoshio Ito	Executive Officer President, Lighting Company

Hidetoshi Osawa	Executive Officer Director, Corporate Communications Division

Yoshiaki Nakagawa	Executive Officer General Manager, Corporate Planning Group

Mamoru Yoshida	Executive Officer Senior Vice President, AVC Networks Company / Director, Network Business Group

Tsuyoshi Nomura	Executive Officer Director, Corporate Manufacturing Innovation Division

(Directors who concurrently serve as Executive Officers are not included in the above list.)

B.	Compensation

The aggregate amounts of remunerations, including equity compensation such as stock options, bonuses, and other financial benefits given in consideration of performance of duties (collectively, the “remunerations”), paid by the Company during fiscal 2009 to all 20 Directors and all 6 Corporate Auditors for services in all capacities were 966 million yen and 88 million yen, respectively.

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

The amounts of the remuneration and bonuses of Directors are linked to individual performance based on Capital Cost Management (CCM), sales and CO2 emissions (an environmental management indicator). By implementing this new performance evaluation criteria based on shareholder interests, the Company intends to promote continuous growth and enhance profitability on a long-term basis for the Panasonic Group as a whole. In order to realize a remuneration system with a high level of transparency and acceptability, the Company terminated its retirement benefits for Directors and Corporate Auditors in June 2006. (For details of the Company’s stock option plans for Board members and select senior executives, see Section E of this Item 6.)

C.	Board Practices

For information on the Company’s Directors and Corporate Auditors, see Section A of this Item 6.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement dated as of December 11, 2000, as amended by Amendment No.1 dated as of October 1, 2008 (incorporated by reference to the Registration Statements on Form F-6 (File Nos. 333-12694 and 333-133099) filed on October 4, 2000 and September 30, 2008, respectively).

D.	Employees

The following table lists the number of full-time employees of Panasonic as of March 31, 2009, 2008 and 2007.

	2009	2008	2007
Employees:
Domestic	132,144	135,563	145,418
Overseas	160,106	170,265	183,227

Total	292,250	305,828	328,645

Most regular Company employees in Japan, except management personnel, are members of unions that belong to the Panasonic Workers Unions. As is customary in Japan, the Company negotiates annually with the unions and revises annual wage. The annual bonuses of unionized employees are determined in consideration of the Company’s performance of the previous year. The Company also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. In recent years, the Company has introduced in Japan new comprehensive employment and personnel systems to satisfy the diverse needs of employees.

Such systems include an individual performance-oriented annual salary system, a regional-based employee remuneration system and an alternative payment system under which employees can receive retirement and fringe benefits up front in addition to their semiannual bonuses. During the last few years, the Company and its several subsidiaries have also implemented special early retirement programs for employees who wished to pursue careers outside the Company. For a quarter century, Panasonic has not experienced any major labor strikes or disputes. The Company considers its labor relations to be excellent.

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 25, 2009. The total is 17,892,376 shares constituting 0.86% of all issued and outstanding shares of the Company’s common stock, excluding its own stock.

Name	Position	Number of Panasonic Shares Owned as of June 25, 2009

Kunio Nakamura	Chairman of the Board of Directors	72,200
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,913,000
Fumio Ohtsubo	President and Director	47,200
Susumu Koike	Executive Vice President and Director	37,362
Koshi Kitadai	Executive Vice President and Director	28,441
Toshihiro Sakamoto	Executive Vice President and Director	30,478
Takahiro Mori	Executive Vice President and Director	25,360
Yasuo Katsura	Senior Managing Director	20,316
Hitoshi Otsuki	Senior Managing Director	13,500
Ken Morita	Senior Managing Director	13,350
Ikusaburo Kashima	Managing Director	11,500
Kazunori Takami	Managing Director	12,100
Junji Nomura	Managing Director	0
Ikuo Uno	Director	0
Masayuki Oku	Director	1,050
Masashi Makino	Director	12,400
Makoto Uenoyama	Director	18,900
Masatoshi Harada	Director	10,700
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor	9,598,000
Kenichi Hamada	Senior Corporate Auditor	10,554
Masahiro Seyama	Senior Corporate Auditor	12,965
Yasuo Yoshino	Corporate Auditor	3,000
Ikuo Hata	Corporate Auditor	0
Hiroyuki Takahashi	Corporate Auditor	0

Total		17,892,376

(2)	The full-time employees of the Company and its major subsidiaries in Japan are eligible to participate in the Panasonic Corporation Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company provides the subsidy in proportion to the number of points that each employee selects to exchange within certain limitations under the “Cafeteria Plan,” the Company’s flexible benefit plan. Under the Cafeteria Plan, each employee is allotted a certain number of points based on prescribed standards, which he or she may exchange for various benefits, including the Company’s subsidy for contributions to the Association, subsidies for rental housing, subsidies for asset building savings, educational assistance, hotel accommodations, etc. As of March 31, 2009, the Association owned 37,151 thousand shares of the Company’s common stock constituting 1.79% of all issued and outstanding shares of the Company’s common stock, excluding treasury stock.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued.

The shareholders that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2009 were The Master Trust Bank of Japan, Ltd. (trust account) and Moxley & Co., which are securities processing services companies. The Company understands that these shareholders are not the beneficial owners of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership by these shareholders. The ten largest shareholders of record and their share holdings as of the end of fiscal 2009 are as follows:

Name	Share ownership (in thousands of shares)	Percentage of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	132,211	6.38%
Moxley & Co.	122,865	5.93
Japan Trustee Services Bank, Ltd. (trust account)	118,812	5.73
Japan Trustee Services Bank, Ltd. (trust account 4G)	113,446	5.47
Nippon Life Insurance Company	67,000	3.23
Sumitomo Mitsui Banking Corporation	57,024	2.75
Panasonic Employee Shareholding Association	37,151	1.79
Mitsui Sumitomo Insurance Co., Ltd.	35,105	1.69
State Street Bank and Trust Co.	33,399	1.61
Sumitomo Life Insurance Co.	31,382	1.51

*	Holdings of less than 1,000 shares have been omitted.
*	Percentage of total issued shares is calculated excluding the Company’s own shares (382,411,876).

(2)	As of March 31, 2009, approximately 13.80% of the Company’s common stock was owned by 172 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 5.93% of the total common stock.

(3)	Panasonic is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Panasonic.

B.	Related Party Transactions

In the ordinary course of the Company’s business, it has entered into transactions with certain of its related parties (as described in Item 7.B of Form 20-F), but none of such transactions that were entered into during the year ended March 31, 2009 was material to the Company or to any such related party.

C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

(1)	Consolidated Statements

Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements (see Item 18).

Finished goods and materials sent out of Japan are mainly bound for consolidated subsidiaries of the Panasonic Group, and are not, therefore, recorded as exports on a consolidated basis. For this reason, the proportion of exports to total net sales is not significant.

(2)	Legal Proceedings

There are some legal actions and administrative investigations against Panasonic. Management is of the opinion that damages, based on the information currently available, if any, resulting from these actions will not have a material effect on Panasonic’s results of operations or financial position.

(3)	Dividend Policy

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. Based on this basic policy, along with the implementation of a mid-term growth strategy since fiscal 2005, the Company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Regarding share buybacks, the Company is repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

The Company paid an interim dividend of 22.50 yen per share on November 28, 2008. Regrettably, while the Company puts emphasis on returning profits to shareholders, it paid a year-end dividend of 7.50 yen per share, due mainly to the significant deterioration of consolidated financial results due to the global recession and shrinking demand, making a total annual cash dividend of 30.00 yen per share. In fiscal 2009, the Company repurchased some of its own shares at a cost of approximately 70 billion yen. Although Panasonic expects severe business conditions to continue, the Company will strive to improve its performance as soon as possible and distribute earnings to shareholders.

(4)	Initiatives to Maximize Shareholder Value

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at every Board of Directors meeting since then. On May 15, 2009, the Board of Directors resolved to continue the ESV Plan.

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

The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors and any other information needed to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, the Company’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law in Japan, other laws and the Company’s Articles of Incorporation.

If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respect the opinions of outside directors and statutory corporate auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one stock acquisition right for every share held by shareholders on a specified record date. One share shall be issued on the exercise of each stock acquisition right.

If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as the conditions that allow the Company to acquire share options by swapping Company stock with a party other than the Large-scale Purchaser, in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser. The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules.

The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Largescale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

The term of office for all Directors is one year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

For further details about the ESV Plan, please see the press release issued on May 15, 2009 at the Company’s Web site:
http://panasonic.co.jp/corp/news/official.data/data.dir/en090515-9/en090515-9-1.pdf

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

Panasonic delisted its shares from Amsterdam Stock Exchange in June 2006 and Frankfurt Stock Exchange in August 2006.

ADRs were originally issued pursuant to a Deposit Agreement dated as of April 28, 1970, as amended from time to time (Deposit Agreement), among the Company, the Depositary for ADRs, and the holders of ADRs. The current Depositary for ADRs is JPMorgan Chase Bank, N.A., which succeeded to this business from Morgan Guaranty Trust Company of New York upon their merger. Effective December 11, 2000, Panasonic again revised its ADR Deposit Agreement and executed a 10:1 ADS ratio change. As a result, one ADS now represents one share of Common Stock. ADRs evidence ADSs that represent the underlying Common Stock deposited under the Deposit Agreement with Sumitomo Mitsui Banking Corporation, as agent of the Depositary.

The following table sets forth for the periods indicated the reported high and low prices of the Company’s Common Stock on the TSE, and the reported high and low composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
2005	1,694	1,372	16.17	12.45
2006	2,650	1,485	22.68	14.19
2007	2,870	2,080	25.14	17.70
2008	2,585	1,912	22.59	16.63
2009	2,515	1,000	24.38	10.60

2008
1st quarter	2,585	2,295	21.22	19.08
2nd quarter	2,470	1,912	20.17	16.63
3rd quarter	2,395	1,965	21.66	17.27
4th quarter	2,380	1,960	22.59	18.23

2009
1st quarter	2,515	2,000	24.38	19.71
2nd quarter	2,380	1,774	22.02	16.54
3rd quarter	1,882	1,000	17.66	10.91
4th quarter	1,322	1,016	13.74	10.60

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Most recent 6 months	High	Low	High	Low
December 2008	1,177	1,000	12.57	10.91
January 2009	1,322	1,050	13.74	11.69
February 2009	1,174	1,016	12.81	10.61
March 2009	1,197	1,025	12.36	10.60
April 2009	1,446	1,070	14.85	10.77
May 2009	1,510	1,292	15.37	13.79

*	The prices of ADSs are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of this Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Common Stock

General

Except as otherwise stated, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law and related regulations.

Effective on January 5, 2009, a new central book-entry transfer system for listed shares of Japanese companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares etc. and regulations thereunder (collectively, the “Book-entry Transfer Law”), and this system is applied to the shares of Common Stock of the Company. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”), the only institution that is designated by the relevant authorities as a clearing house under the Book-entry Transfer Law. “Account management institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Transfer Law. Transfer of the shares of Common Stock of the Company is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

Under the Company Law and the Book-entry Transfer Law, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against the Company, a shareholder must have its name and address registered in the Company’s register of shareholders. Under the central book-entry transfer system, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Law and the Company’s Share Handling Regulations, including their names and addresses, and the registration on the register of shareholders is made upon receipt by the Company of necessary information from JASDEC (as described in “– Record date”). On the other hand, in order to assert, directly against the Company, shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights including the right to propose a matter to be considered at a general meeting of shareholders, except for shareholders’ rights to request the Company to purchase or sell shares constituting less than a full unit (as described in “– Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to the Company. Thereafter, such shareholder is required to present the Company with a receipt of the request of the notice in accordance with the Company’s Share Handling Regulations. Under the Book-entry Transfer Law, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account management institution. Such notice will be forwarded to the Company through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from the Company to non-resident shareholders are delivered to such standing proxies or mailing addresses.

The registered holder of deposited shares underlying the American Depositary Shares (ADSs) is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

Authorized capital

Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is four billion nine hundred and fifty million (4,950,000,000) shares.

As of March 31, 2009, 2,453,053,497 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value. All issued shares of the Company are fully-paid and non-assessable.

Distribution of Surplus

Distribution of Surplus – General

Under the Company Law, dividends shall be paid by way of distribution of Surplus (“Surplus” is defined in “– Restriction on Distributions of Surplus”) in cash or in kind.

The Company may make distributions of Surplus to the shareholders any number of times per business year, subject to certain limitations described in “– Restriction on Distributions of Surplus.” Distributions of Surplus need, in principle, to be declared by a resolution of a general meeting of shareholders, but the Company may also authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements for the last business year fairly present its assets and profit or loss, as required by ordinances of the Ministry of Justice.

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

Under the Company’s Articles of Incorporation, year-end dividends and interim dividends may be distributed to shareholders appearing in the Company’s register of shareholders as of March 31 and September 30 each year respectively, in proportion to the number of shares of the Common Stock of the Company held by respective shareholders following approval by the general meeting of shareholders or the Board of Directors. The Company is not obliged to pay any dividends in cash which have not been received within three years from the commencement of payment thereof. In Japan, the ex-dividend date and the record date for dividends precede the date when the amount of the dividends to be paid is determined by the Company. The shares of common stock generally go ex-dividend on the third business day prior to the record date for dividends.

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

The Company, for the fiscal year ended March 31, 2009, elected to become a company with respect to which consolidated balance sheets should be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha) as described below. If a company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount, a company shall, in calculating the Distributable Amount, further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

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

When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant record date. On the effective date of the stock split, the number of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

Consolidation of shares

The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “– Voting Rights”). When a consolidation of shares is to be made, the Company must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.

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

Voting rights

So long as the Company maintains the unit share system (see “Item 10.B. Memorandum and Articles of Association – Common Stock – Unit share system” below; currently 100 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. Any corporate or certain other entity, one-quarter or more of whose total voting rights are directly or indirectly owned by the Company, may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

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

Record date

As mentioned above (see “Item 10.B. Memorandum and Articles of Association – Common Stock – Distribution of Surplus – Distribution of Surplus – General”), March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders who are registered as the holders of one or more units of shares in the Company’s registers of shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice. Under the Book-entry Transfer Law, JASDEC is required to give the Company a notice of the names and addresses of the shareholders, the number of shares held by them and other relevant information as of each such record date, and the Company’s register of shareholders shall be updated accordingly.

The shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the company of its common stock

Under the Company Law and the Company’s Articles of Incorporation, the Company may acquire its own shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which the Company’s shares of Common Stock are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

Unit share system

The Articles of Incorporation of the Company provide that 100 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000. In May 2008, the Board of Directors resolved to amend the Articles of Incorporation of the Company, reducing the number of shares consisting one unit from 1,000 shares to 100 shares, with effect as from February 1, 2009.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Under the central book-entry transfer system operated by JASDEC, shares constituting less than one unit are generally transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company. In addition, the Articles of Incorporation of the Company provide that a holder of shares constituting less than one unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit held by such holder, constitute one unit of stock, in accordance with the provisions of the Share Handling Regulations of the Company. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “–General”.

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one unit have the right to require the Company to purchase their shares or sell shares held by the Company to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of units are unable to withdraw the underlying shares of Common Stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares or sell shares held by the Company to such holders. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Foreign investors are:

(i)	individuals who are exchange non-residents;

(ii)	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

(iii)	corporations (1) of which 50% or more of their shares are held by individuals who are exchange nonresidents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

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

The following is a summary of the principal Japanese national and U.S. federal tax consequences of the ownership and disposition of shares of Common Stock or ADSs by an Eligible U.S. Holder and a U.S. Holder (each as defined below), as the case may be, that holds those shares or ADSs as capital assets (generally, property held for investment). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, investors that hold shares of Common Stock or ADSs through a partnership or other pass-through entity and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the national or federal tax laws of Japan and of the United States as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

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

Japanese taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to nonresidents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”) who are holders of shares of Common Stock of the Company or of ADRs evidencing ADSs representing shares of Common Stock of the Company.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by a Japanese corporation. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax in general.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to non-resident Holders, except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned

20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011, and (ii) 15% for dividends due and payable on or after January 1, 2012. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10% under the income tax treaties with Australia, France, the U.K. and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on the Company’s shares of Common Stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for nonresident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the record date concerning such payment of dividends) to the Japanese tax authorities. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A nonresident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty but do not follow the required procedures as stated above.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, be either “passive income” or “general income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.

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

Maturities of investments in available-for-sale securities at March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009		2008
	Cost	Fair value	Cost	Fair value
Due within one year	1,972	1,998	47,262	47,414
Due after one year through five years	9,782	9,910	34,991	35,456
Due after five years through ten years	—	—	2,200	2,197
Equity securities	269,735	284,356	333,057	441,839

Total	281,489	296,264	417,510	526,906

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar and euro revenues, at March 31, 2009 and 2008. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2009		2008
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	334,586	(9,902)	312,390	11,682
To buy foreign currencies	190,495	2,503	185,267	(2,388)
Cross currency swaps	33,953	1,535	32,717	(874)

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of various products. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures at March 31, 2009 and 2008.

	Yen (millions)
	2009		2008
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures:
To sell commodity	48,858	13,955	129,425	(9,746)
To buy commodity	168,527	(57,720)	294,884	28,325

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable-paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2009 and 2008. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

Long-term debt, including current portion:

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2009)
		Total	2010	2011	2012	2013	2014	There- after	Fair value
Unsecured Straight bonds	1.5%	500,000			200,000		200,000	100,000	500,791
Unsecured Straight bonds issued by subsidiaries	1.6%	60,143			150		20,000	39,993	60,171
Unsecured bank loans	1.6%	22,043	7,446	7,531	5,560	1,347	159		22,073
Secured yen bank loans by subsidiaries	2.5%	3,136	29	344	197	187	193	2,186	3,136

Total		585,322	7,475	7,875	205,907	1,534	220,352	142,179	586,171

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2008)
		Total	2009	2010	2011	2012	2013	There- after	Fair value
Unsecured Straight bond	1.6%	100,000				100,000			101,944
Unsecured Straight bonds issued by subsidiaries	1.0%	50,150	30,000			150		20,000	50,410
Unsecured bank loans	2.0%	33,920	10,410	8,895	8,937	4,180	1,498		34,042
Secured yen bank loans by subsidiaries	2.6%	4,011	356	216	198	232	211	2,798	4,011

Total		188,081	40,766	9,111	9,135	104,562	1,709	22,798	190,407

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2009. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the Company’s disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control Over Financial Reporting

Panasonic’s management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

The management of the Company, with the participation of the Company’s principal executive and principal financial officers, conducted an evaluation of the effectiveness of internal control over financial reporting as of March 31, 2009 based on the frame work in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, the management of the Company concluded that the internal control over financial reporting of the Company was effective as of March 31, 2009.

The Company’s independent registered public accounting firm, KPMG AZSA & Co., has audited the effectiveness of the Company’s internal control over financial reporting as stated in their report which is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Panasonic’s Board of Corporate Auditors has determined that Kenichi Hamada, a Senior Corporate Auditor of Panasonic, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. Mr. Hamada meets the independence requirements imposed on corporate auditors under the Company Law of Japan.

Item 16B.	Code of Ethics

Panasonic has adopted a Code of Ethics applicable to the Chief Executive Officer, the Chief Financial Officer and other Executive Officers. The Code of Ethics is attached as an exhibit to the annual report (exhibit 11.1).

Item 16C.	Principal Accountant Fees and Services

Fees and services by the Company’s principal accountant

The following table shows the aggregate fees accrued or paid to KPMG AZSA & Co. and its member firms (KPMG), the Company’s principal accountant for the years ended March 31, 2009 and 2008:

	Yen (millions)
	2009	2008
Audit fees	2,439	2,635
Audit-related fees	330	541
Tax fees	220	148
All other fees	4	27

Total	2,993	3,351

Audit fees are fees for professional services for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Audit-related fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit fees category, such as financial due diligence service. Tax fees are fees for professional services rendered mainly for tax compliance, tax advice, tax consulting associated with international transfer prices and expatriate employee tax services. All other fees are fees for those services not reported under the Audit fees, Audit-related fees, and Tax fees categories.

No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Policy of the Company’s Board of Corporate Auditors on pre-approval of audit or non-audit services

In accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X and the related adopting release of the U.S. Securities and Exchange Commission, the Company’s Board of Corporate Auditors must pre-approve the engagement of the Company’s principal accountant, currently KPMG AZSA & Co., by Panasonic or its subsidiaries to render audit or non-audit services. Also, paragraph (c)(4) of Rule 2-01 of Regulation S-X provides that an accountant is not independent from an audit client if the accountant provides certain non-audit services to the audit client. Under the policy adopted by the Company’s Board of Corporate Auditors, all audit or non-audit services provided by KPMG AZSA & Co. must be specifically pre-approved by the Board of Corporate Auditors. Such pre-approval is considered at the monthly meetings of the Board of Corporate Auditors. Any service that either falls into a category of services that are not permitted by the applicable law or regulation or is otherwise deemed by the Board of Corporate Auditors to be inconsistent with the maintenance of the principal accountant’s independence is rejected. Management’s requests for proposed engagement of the principal accountant to render services that require immediate approval, if considered necessary, are pre-approved by a designated member of the Board of Corporate Auditors, and then reported to the Board of Corporate Auditors at its next meeting.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for each of the months indicated, the total number of shares purchased by or on behalf of the Company or any affiliated purchaser, the average price paid per share, the number of shares purchased as part of the repurchase plan announced on April 28, 2008 as described above and the maximum number of shares or approximate Japanese Yen value that may yet be purchased under the plans or programs.

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share* (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan (Shares)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plan (Shares)
April 1 - 30, 2008	52,620	2,111		50,000,000
May 1 - 31, 2008	124,144	2,388
June 1 - 30, 2008	16,820,196	2,405	16,635,000	33,365,000
July 1 - 31, 2008	6,690,049	2,296	6,529,000	26,836,000
August 1 - 31, 2008	6,609,166	2,318	6,470,000	20,366,000
September 1 - 30, 2008	117,475	2,116
October 1 - 31, 2008	79,016	1,594
November 1 - 30, 2008	250,267	1,787
December 1 - 31, 2008	197,626	1,082
January 1 - 31, 2009	44,376	1,079
February 1 - 29, 2009	41,942	1,131
March 1 - 31, 2009	31,409	1,158

Total	31,058,286	2,341	29,634,000

*	The amounts less than yen are rounded to the nearest whole of a yen.

On April 28, 2008, the Company announced that the Board of Directors resolved to repurchase its own shares from the market, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan as follows:

Class of shares	: Common stock
Aggregate number of shares to be repurchased	: Up to 50 million shares
Aggregate amount to be repurchased	: Up to 100 billion yen
Period of repurchase	: Between April 30, 2008 and late March 2009

Under the Company Law of Japan, a holder of shares consisting less than a full unit may require the Company to purchase such shares at their market value (see “Common Stock—Unit share system” in Section B of Item 10). During the year ended March 31, 2009, the Company purchased 1,057,208 shares for a total purchase price of 2,069,369,133 yen upon such requests from holders of shares consisting less than one full unit.

The Directors, Corporate Auditors, Executive Officers and Executive Counselors in Japan are eligible to participate in the Panasonic Corporation Directors and Executive Officers Shareholding Association, which is an affiliated purchaser, and the Association purchases shares of the Company’s common stock on their behalf. During the year ended March 31, 2009, the Association purchased 183,078 shares for a total purchase price of 287,341,005 yen.

The information for the period “November 1 – 30, 2008” in the above table includes the purchase by the Company of 184,000 shares of its common stock from a certain shareholder at a price of 1,900 yen per share in November 2008. This purchase relates to the merger of a wholly-owned Japanese subsidiary into the Company, which was conducted through the procedures provided under the Company Law of Japan and became effective on October 1, 2008. This shareholder followed the procedures provided under the Company Law to require the Company to purchase his shares of its common stock.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as Panasonic, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Panasonic.

Corporate Governance Practices Followed by NYSE- listed U.S. companies	Corporate Governance Practices Followed by Panasonic
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

The Company Law does not require independent directors on the board of directors. The Company Law has provisions for an “outside director,” whose definition is similar to, but not the same as, an independent director under the NYSE Listed Company Manual. An “outside director” is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. A Japanese joint stock corporation with corporate auditors, such as Panasonic, is not obliged under the Company Law to have any outside directors on its board of directors.

However, Panasonic had two (2) outside Directors as of June 25, 2009. The tasks of supervising the administration of the Company’s affairs are assigned not only to the Board of Directors but also to Corporate Auditors, as more fully described below.

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors, and the audit committee must have at least three members and satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

A Japanese joint stock corporation is not required to have any audit, nominating and compensation committees, except for a “joint stock corporation with specified committees,” which is a corporate governance system that may be adopted by Japanese joint stock corporations meeting certain criteria.

Most Japanese joint stock corporations, including Panasonic, employ a corporate governance system based on corporate auditors. With this system, the tasks of supervising the administration of the company’s affairs conducted by directors are assigned not only to the board of directors but also to corporate auditors who are appointed at a general meeting of shareholders, and who are separate and independent from the board of directors. All corporate auditors must meet certain independence requirements under the Company Law. Under the Company Law, Panasonic is required to appoint at least three (3) Corporate Auditors, and at least half of Panasonic’s Corporate Auditors are required to be “Outside Corporate Auditors” who must meet additional independence requirements. An “outside corporate auditor” is defined as a corporate auditor of the Company who has never been as a director, accounting counselor, executive officer, manager or in any other capacity as an employee of the company or any of its subsidiaries prior to the appointment. Under the Company Law, Panasonic is required to establish a Board of Corporate Auditors, comprising all the Company’s Corporate Auditors.

As of June 25, 2009, Panasonic had five (5) Corporate Auditors, of which three (3) were Outside Corporate Auditors. Each Corporate Auditor of Panasonic has a four-year term. In contrast, the term of each Director of Panasonic is one year. Corporate Auditors are obliged to attend the meetings of the Board of Directors and express their opinion at the meetings if necessary. The Board of Corporate Auditors and Corporate Auditors have a statutory duty to supervise the administration of the Company’s affairs by Directors. The Board of Corporate Auditors has a statutory duty to, based on the reports prepared by respective Corporate Auditors, prepare and submit its audit report to Accounting Auditors and the Directors who prepared the financial statements and the business report. A copy of the audit report is included in the appendix to the convocation notice of the ordinary general meeting of shareholders.

A Corporate Auditor also has a statutory duty to examine the financial statements of Panasonic, and receives auditors’ reports from an accounting auditor (a certified public accountant or an accounting firm). The Board of Corporate Auditors has the power to request that Panasonic’s Directors submit a proposal for dismissal of an accounting auditor to a general meeting of shareholders. The Board of Corporate Auditors also has the power to directly dismiss an accounting auditor under certain conditions. Panasonic’s Directors must obtain the consent of its Board of Corporate Auditors in order to submit a proposal for election, dismissal and/or non-reelection of an accounting auditor to a general meeting of shareholders.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Panasonic relies on an exemption under that rule which is available to foreign private issuers with a board of corporate auditors meeting certain requirements.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.

Under the Company Law, Panasonic’s Directors must be elected and/or dismissed at a general meeting of shareholders. The Board of Directors nominates Director candidates and submits a proposal for election of directors to a general meeting of shareholders. The Board of Directors does not have the power to fill vacancies thereon.

Panasonic’s Corporate Auditors must also be elected and/or dismissed at a general meeting of shareholders. Panasonic’s Directors must obtain the consent of the Board of Corporate Auditors in order to submit a proposal for election and/or dismissal of a Corporate Auditor to a general meeting of shareholders. Each of the Corporate Auditors has the right to state his/her opinion concerning the election, dismissal and/or resignation of any Corporate Auditor, including himself/herself, at a general meeting of shareholders. The Board of Corporate Auditors is also empowered to request Directors to submit a proposal for election of a specific person as a Corporate Auditor to a general meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.

Under the Company Law, the maximum amounts of remunerations, including equity compensation such as stock options, bonuses, and other financial benefits given in consideration of performance of duties (collectively, the “remunerations”) of directors and corporate auditors of Japanese joint stock corporations, except for a “joint stock corporation with specified committees,” must be approved at a general meeting of shareholders. Companies must also obtain the approval at a general meeting of shareholders to change such maximum amounts. Therefore, the remunerations of the directors and corporate auditors are subject to the approval of shareholders.

The maximum total amounts of remunerations for Directors and Corporate Auditors of Panasonic is therefore determined by a resolution at a general meeting of shareholders, and thus remunerations of the Directors and Corporate Auditors of Panasonic are under the oversight of shareholders. The remuneration amount for each Director is determined by Panasonic’s Representative Directors who are delegated to make such determination by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.

Pursuant to the Company Law, if a Japanese joint stock corporation, such as Panasonic, desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all shareholders on a pro rata basis), such plan must be approved by a “special resolution” of a general meeting of shareholders that satisfies the prescribed quorum. (In the case of Panasonic, such quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required as provided by Panasonic’s Articles of Incorporation pursuant to the Company Law.)

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

Schedule for the years ended March 31, 2009, 2008 and 2007:

Schedule II Valuation and Qualifying Accounts and Reserves for the years ended March 31, 2009, 2008 and 2007	145

All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as the required information is presented in the consolidated financial statements or notes thereto, or the schedules are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Panasonic Corporation:

We have audited the consolidated financial statements of Panasonic Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Panasonic Corporation and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Panasonic Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria), and our report dated June 30, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG AZSA & Co.

Osaka, Japan

June 30, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Panasonic Corporation:

We have audited Panasonic Corporation and subsidiaries’ Internal Control over Financial Reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Panasonic Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule of Panasonic Corporation and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated June 30, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan

June 30, 2009

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2009 and 2008

	Yen (millions)
Assets	2009	2008
Current assets:
Cash and cash equivalents (Note 8)	973,867	1,214,816
Time deposits (Note 8)	189,288	70,108
Short-term investments (Notes 4 and 17)	1,998	47,414
Trade receivables (Note 15):
Related companies (Note 3)	16,178	33,874
Notes	42,582	58,484
Accounts	727,504	1,013,693
Allowance for doubtful receivables	(21,131)	(20,868)

Net trade receivables	765,133	1,085,183

Inventories (Note 2)	771,137	864,264
Other current assets (Notes 10, 16 and 17)	493,271	517,409

Total current assets	3,194,694	3,799,194

Investments and advances:
Associated companies (Notes 3 and 17)	123,959	153,668
Other investments and advances (Notes 4, 8 and 17)	427,792	688,488

Total investments and advances	551,751	842,156

Property, plant and equipment (Notes 5, 6 and 8):
Land	298,346	308,365
Buildings	1,532,359	1,559,357
Machinery and equipment	2,229,123	2,592,229
Construction in progress	213,617	120,026

	4,273,445	4,579,977
Less accumulated depreciation	2,698,615	2,822,604

Net property, plant and equipment	1,574,830	1,757,373

Other assets:
Goodwill (Note 7)	410,792	429,902
Intangible assets (Notes 6 and 7)	120,712	128,917
Other assets (Notes 9 and 10)	550,537	486,072

Total other assets	1,082,041	1,044,891

	6,403,316	7,443,614

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2009 and 2008

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	2009	2008
Current liabilities:
Short-term borrowings, including current portion of long-term debt (Notes 5, 8 and 17)	94,355	156,260
Trade payables:
Related companies (Note 3)	58,315	71,384
Notes	38,196	37,172
Accounts	582,857	831,998

Total trade payables	679,368	940,554

Accrued income taxes (Note 10)	26,139	58,943
Accrued payroll	115,845	134,255
Other accrued expenses (Note 18)	672,836	784,538
Deposits and advances from customers	60,935	78,494
Employees’ deposits	269	355
Other current liabilities (Notes 9, 10, 16 and 17)	350,681	407,560

Total current liabilities	2,000,428	2,560,959

Noncurrent liabilities:
Long-term debt (Notes 5, 8 and 17)	651,310	232,346
Retirement and severance benefits (Note 9)	404,367	238,396
Other liabilities (Note 10)	134,630	154,964

Total noncurrent liabilities	1,190,307	625,706

Minority interests	428,601	514,620

Stockholders’ equity:
Common stock (Note 11):
Authorized - 4,950,000,000 shares
Issued - 2,453,053,497 shares (2,453,053,497 shares in 2008)	258,740	258,740
Capital surplus (Note 11)	1,217,764	1,217,865
Legal reserve (Note 11)	92,726	90,129
Retained earnings (Note 11)	2,479,416	2,948,065
Accumulated other comprehensive income (loss) (Notes 4, 9, 12 and 16):
Cumulative translation adjustments	(341,592)	(228,792)
Unrealized holding gains (losses) of available-for-sale securities	(10,563)	45,442
Unrealized gains (losses) of derivative instruments	(4,889)	4,326
Pension liability adjustments	(237,333)	5,127

Total accumulated other comprehensive loss	(594,377)	(173,897)

Treasury stock, at cost (Note 11):
382,411,876 shares (351,936,341 shares in 2008)	(670,289)	(598,573)

Total stockholders’ equity	2,783,980	3,742,329

Commitments and contingent liabilities (Note 18)

	6,403,316	7,443,614

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
Revenues, costs and expenses:
Net sales:
Related companies (Note 3)	223,231	371,216	250,863
Other	7,542,276	8,697,712	8,857,307

Total net sales	7,765,507	9,068,928	9,108,170
Cost of sales (Notes 3, 15 and 16)	(5,667,287)	(6,377,240)	(6,394,418)
Selling, general and administrative expenses (Note 15)	(2,025,347)	(2,172,207)	(2,254,211)
Interest income	23,477	34,371	30,553
Dividends received	11,486	10,317	7,597
Other income (Notes 4, 5 and 16)	52,709	70,460	114,545
Interest expense	(19,386)	(20,357)	(20,906)
Goodwill impairment	—	—	(30,496)
Other deductions (Notes 3, 4, 6, 7, 14, 15, 16 and 17)	(523,793)	(179,279)	(121,690)

Income (loss) before income taxes	(382,634)	434,993	439,144
Provision for income taxes (Note 10):
Current	61,840	128,181	119,465
Deferred	(24,482)	(13,608)	72,398

	37,358	114,573	191,863

Income (loss) before minority interests and equity in earnings (losses) of associated companies	(419,992)	320,420	247,281

Minority interests	(24,882)	28,637	31,131

Equity in earnings (losses) of associated companies (Note 3)	16,149	(9,906)	1,035

Net income (loss)	(378,961)	281,877	217,185

	Yen
Net income (loss) per share of common stock (Note 13):
Basic	(182.25)	132.90	99.50
Diluted	(182.25)	132.90	99.50

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
Common stock (Note 11):
Balance at beginning of year	258,740	258,740	258,740

Balance at end of year	258,740	258,740	258,740

Capital surplus (Note 11):
Balance at beginning of year	1,217,865	1,220,967	1,234,289
Sale of treasury stock	(101)	59	96
Decrease from issuance of new shares by a subsidiary	—	(3,161)	—
Other	—	—	(13,418)

Balance at end of year	1,217,764	1,217,865	1,220,967

Legal reserve (Note 11):
Balance at beginning of year	90,129	88,588	87,526
Transfer from retained earnings	2,597	1,541	1,062

Balance at end of year	92,726	90,129	88,588

Retained earnings (Note 11):
Balance at beginning of year prior to adjustment	2,948,065	2,737,024	2,575,890
Effects of changing the pension plan measurement date pursuant to the provisions of SFAS No.158 (Note 9)	(3,727)	—	—

Balance at beginning of year as adjusted	2,944,338	2,737,024	2,575,890
Net income (loss)	(378,961)	281,877	217,185
Cash dividends	(83,364)	(69,295)	(54,989)
Transfer to legal reserve	(2,597)	(1,541)	(1,062)

Balance at end of year	2,479,416	2,948,065	2,737,024

Accumulated other comprehensive income (loss) (Note 12):
Balance at beginning of year prior to adjustment	(173,897)	107,097	(26,119)
Effects of changing the pension plan measurement date pursuant to the provisions of SFAS No.158, net of tax (Note 9)	(73,571)	—	—

Balance at beginning of year as adjusted	(247,468)	107,097	(26,119)
Other comprehensive income (loss), net of tax	(346,909)	(280,994)	72,085
Adjustment to initially apply SFAS No.158, net of tax	—	—	61,131

Balance at end of year	(594,377)	(173,897)	107,097

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
Treasury stock (Note 11):
Balance at beginning of year	(598,573)	(495,675)	(342,705)
Repurchase of common stock	(72,416)	(103,112)	(153,179)
Sale of treasury stock	700	214	209

Balance at end of year	(670,289)	(598,573)	(495,675)

Disclosure of comprehensive income (loss) (Note 12):
Net income (loss)	(378,961)	281,877	217,185
Other comprehensive income (loss), net of tax:
Translation adjustments	(112,800)	(129,254)	62,793
Unrealized holding gains (losses) of available-for-sale securities	(56,005)	(115,389)	15,525
Unrealized gains (losses) of derivative instruments	(9,215)	3,464	(464)
Minimum pension liability adjustments	—	—	(5,769)
Pension liability adjustments	(168,889)	(39,815)	—

Total comprehensive income (loss)	(725,870)	883	289,270

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
Cash flows from operating activities (Note 15):
Net income (loss)	(378,961)	281,877	217,185
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	364,806	320,534	317,685
Net gain on sale of investments	(13,512)	(14,402)	(40,154)
Provision for doubtful receivables	10,538	6,008	3,203
Deferred income taxes	(24,482)	(13,608)	72,398
Write-down of investment securities (Notes 3, 4 and 17)	92,016	31,842	3,148
Impairment loss on long-lived assets (Notes 6 and 7)	313,466	44,627	49,175
Minority interests	(24,882)	28,637	31,131
(Increase) decrease in trade receivables	249,123	(56,677)	50,012
(Increase) decrease in inventories	21,011	(37,372)	474
(Increase) decrease in other current assets	30,279	39,602	64,074
Increase (decrease) in trade payables	(199,176)	(41,568)	(61,630)
Increase (decrease) in accrued income taxes	(33,358)	5,765	9,773
Increase (decrease) in accrued expenses and other current liabilities	(157,660)	9,973	(39,774)
Increase (decrease) in retirement and severance benefits	(107,196)	(128,937)	(108,559)
Increase (decrease) in deposits and advances from customers	(21,191)	(15,915)	(12,223)
Other	(4,174)	5,672	(23,361)

Net cash provided by operating activities	116,647	466,058	532,557

Cash flows from investing activities (Note 15):
Proceeds from sale of short-term investments	—	697	31,014
Purchase of short-term investments	—	—	(4,509)
Proceeds from disposition of investments and advances	221,127	313,947	142,074
Increase in investments and advances	(34,749)	(160,423)	(290,046)
Capital expenditures	(521,580)	(418,730)	(411,309)
Proceeds from disposals of property, plant and equipment	40,476	151,279	182,892
(Increase) decrease in time deposits	(136,248)	166,750	(223,801)
Purchase of shares of newly consolidated subsidiaries	—	(68,309)	—
Proceeds from sale of shares of subsidiaries and dividends received	—	—	40,548
Other	(38,503)	(46,582)	(34,671)

Net cash used in investing activities	(469,477)	(61,371)	(567,808)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
Cash flows from financing activities (Note 15):
Increase (decrease) in short-term borrowings	(34,476)	(5,815)	(5,826)
Increase (decrease) in employees’ deposits	(86)	(252)	(13,951)
Proceeds from long-term debt	442,515	1,344	33,636
Repayments of long-term debt	(83,257)	(46,750)	(217,414)
Dividends paid (Note 11)	(83,364)	(69,295)	(54,989)
Dividends paid to minority interests	(20,803)	(19,807)	(16,285)
Repurchase of common stock (Note 11)	(72,416)	(103,112)	(153,179)
Sale of treasury stock (Note 11)	599	273	305
Proceeds from issuance of shares by subsidiaries	—	39,866	—

Net cash provided by (used in) financing activities	148,712	(203,548)	(427,703)

Effect of exchange rate changes on cash and cash equivalents	(36,831)	(129,521)	32,197

Effect of changes in consolidated subsidiaries (Note 15)	—	(93,441)	—

Net increase (decrease) in cash and cash equivalents	(240,949)	(21,823)	(430,757)

Cash and cash equivalents at beginning of year	1,214,816	1,236,639	1,667,396

Cash and cash equivalents at end of year	973,867	1,214,816	1,236,639

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2009, 2008 and 2007

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

From October 1, 2008, the name of Matsushita Electric Industrial Co., Ltd. was changed to Panasonic Corporation. Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category in fiscal 2009 were as follows: Digital AVC Networks—45%, Home Appliances—15%, PEW and PanaHome*—20%, Components and Devices—12%, and Other—8%. A sales breakdown in fiscal 2009 by geographical market was as follows: Japan—53%, North and South America—13%, Europe—12%, and Asia and Others—22%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

*  PEW stands for Panasonic Electric Works Co., Ltd. and PanaHome stands for PanaHome Corporation. From October 1, 2008, the name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works Co., Ltd. (PEW).

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

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R). Investments in companies and joint ventures over which the Company has the ability to exercise significant influence (generally through a voting interest of between 20% to 50%) are included in “Investments and advances—Associated companies” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

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

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings .....................................................................	5 to 50 years
Machinery and equipment ..........................................	2 to 10 years

(i)	Goodwill and Other Intangible Assets (See Notes 6 and 7)

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead reviewed for impairment at least annually based on assessment of current estimated fair value of the intangible asset. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform the second step of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying amount, the second step does not need to be performed. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in business combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment based on an assessment of the undiscounted cash flows expected by the asset. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j)	Investments and Advances (See Notes 3, 4, 12 and 17)

Investments and advances primarily consist of investments in and advances to associated companies, cost method investments, available-for-sale securities, and long-term deposits. Cost method investments and long-term deposits are recorded at historical cost.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% voting interest, and corporate joint ventures. The Company also uses the equity method for certain investees if the minority shareholders have substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used when the Company does not have significant influence.

The excess of cost of the stock of the associated companies over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, is recognized as equity method goodwill. Such equity method goodwill is not being amortized and is instead tested for impairment as part of the equity method investment.

The Company accounts for debt and marketable equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

SFAS No. 115 requires that certain investments in debt and marketable equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

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

The Company accounts for uncertainty in tax positions in accordance with FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109” (FIN 48) from April 1, 2007. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interests and penalties related to unrecognized tax benefits in “Provision for income taxes—Current” in the consolidated statements of operations.

(m)	Advertising (See Note 15)

Advertising costs are expensed as incurred.

(n)	Net Income (loss) per Share (See Notes 11 and 13)

The Company accounts for net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share.” This statement establishes standards for computing net income (loss) per share and requires dual presentation of basic and diluted net income (loss) per share on the face of the statements of operation for all entities with complex capital structures.

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

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, cross currency swaps and commodity futures used to hedge currency risk and commodity price risk.

The Company accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. On the date the derivative contract is entered into, the Company ordinarily designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The Company does not offset fair value of contracts in gain and loss positions.

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

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

SFAS No. 123 (revised 2004), “Share-Based Payment” addresses accounting and disclosure requirements with measurement of the cost of employee service using a fair-value-based method of accounting for stock-based employee compensation plans.

(t)	Segment Information (See Note 19)

The Company accounts for segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Pursuant to SFAS No. 131, the reporting segments are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

(u)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions and employee retirement and severance benefit plans.

(v)	New Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which partially delays the effective date of SFAS No. 157 by one year for certain nonfinancial assets and liabilities. On April 1, 2008, the Company adopted SFAS No. 157 for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements. On April 1, 2009, the Company adopted SFAS No. 157 for all nonfinancial assets and liabilities. The adoption of SFAS No. 157 for all nonfinancial assets and liabilities is not expected to have a material effect on the Company’s consolidated financial statements.

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

In December 2008, FASB issued FASB Staff Position FAS 132R-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132R-1). FSP FAS 132R-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by FSP FAS 132R-1 must be provided for the Company in periods beginning on or after April 1, 2009. The Company is currently in the process of assessing the impact of the adoption of FSP FAS 132R-1 on the Company’s consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP FAS 142-3 will be effective for the Company as of April 1, 2009. The Company is currently in the process of assessing the impact of adoption of FSP FAS 142-3 on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at March 31, 2009 and 2008 are summarized as follows:

	Yen (millions)
	2009	2008
Finished goods	439,747	499,316
Work in process	129,949	132,894
Raw materials	201,441	232,054

	771,137	864,264

(3)	Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2009 and 2008, and for the three years ended March 31, 2009 is shown below. The most significant of these associated companies as of March 31, 2009 are JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD), Toshiba Matsushita Display Technology Co., Ltd. (TMD) and Sumishin Matsushita Financial Services Co., Ltd. (SMFC). At March 31, 2009, the Company has a 24.4% equity ownership in JVC KENWOOD HD, a 40.0% equity ownership in TMD and a 34.0% equity ownership in SMFC.

The Company formerly consolidated Victor Company of Japan, Ltd. (JVC) and its subsidiaries. On August 10, 2007, JVC issued and allocated new shares of its common stock to third parties. As a result, the Company’s shareholding of JVC decreased from 52.4% to 36.8%, and JVC and its subsidiaries became associated companies under equity method. On October 1, 2008, JVC and Kenwood Corporation integrated management by establishing JVC KENWOOD HD through a share transfer. As a result, the Company has 24.4% shareholding of JVC KENWOOD HD.

On April 1, 2009, the Company concluded an agreement with Toshiba Corporation to sell all of its shares in TMD. The sale was finalized on April 28, 2009.

The Company formerly accounted for the investment in IPS Alpha technology, Ltd. (IPS) and its subsidiary under the equity method, and began to consolidate IPS and its subsidiary on March 31, 2008, in accordance with FIN 46R, as a result of modification of Joint-Venture agreement. IPS, a variable interest entity, is engaged in manufacturing LCD panels. At March 31, 2008, the amount of total assets of IPS and its subsidiary is 237,259 million yen and the Company has a 44.9% equity ownership interest in IPS. Financial information associated with IPS for the year ended March 31, 2008 is included in the aggregate information below, however, financial information as of and for the year ended March 31, 2009, and as of March 31, 2008 is not included.

	Yen (millions)
	2009	2008
Current assets	1,012,194	1,082,483
Other assets	526,722	584,566

	1,538,916	1,667,049
Current liabilities	961,503	809,544
Other liabilities	292,788	417,241

Net assets	284,625	440,264

Company’s equity in net assets	102,966	170,330

	Yen (millions)
	2009	2008	2007
Net sales	1,568,499	1,968,527	1,352,107
Gross profit	292,589	377,989	216,002
Net loss	(70,779)	(52,915)	(7,595)

Purchases and dividends received from associated companies for the three years ended March 31, 2009 are as follows:
	Yen (millions)
	2009	2008	2007
Purchases from	315,829	424,242	301,859
Dividends received	4,528	5,434	3,365

Retained earnings include undistributed earnings of associated companies in the amount of 36,594 million yen and 32,519 million yen, as of March 31, 2009 and 2008, respectively.

During the years ended March 31, 2009 and 2008, the Company incurred a write-down of 18,121 million yen and 23,668 million yen, respectively, for other-than-temporary impairment of investments and advances in associated companies. The fair values of the investments and advances in associated companies were based on quoted market price or discounted cash flows by using appropriate discounted rate. An impairment charge was recorded to reduce the carrying value of the assets to fair value. The write-down is included in other deductions in the consolidated statements of operations.

Investments in associated companies include equity securities which have quoted market values at March 31, 2009 and 2008 compared with related carrying amounts as follows:

	Yen (millions)
	2009	2008
Carrying amount	12,825	30,644
Market value	11,093	35,921

(4)	Investments in Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains and gross unrealized holding losses of available-for-sale securities included in short-term investments, and other investments and advances at March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Convertible and straight bonds	1,972	1,998	26	—

	1,972	1,998	26	—

Noncurrent:
Equity securities	269,735	284,356	32,510	17,889
Convertible and straight bonds	4,290	4,395	110	5
Other debt securities	5,492	5,515	23	—

	279,517	294,266	32,643	17,894

	Yen (millions)
	2008
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Japanese and foreign government bonds	40,002	40,140	138	—
Convertible and straight bonds	7,010	7,024	14	—
Other debt securities	250	250	—	—

	47,262	47,414	152	—

Noncurrent:
Equity securities	333,057	441,839	124,342	15,560
Japanese and foreign government bonds	24,745	25,151	406	—
Convertible and straight bonds	6,843	6,992	177	28
Other debt securities	5,603	5,510	—	93

	370,248	479,492	124,925	15,681

Maturities of investments in available-for-sale securities at March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009		2008
	Cost	Fair value	Cost	Fair value
Due within one year	1,972	1,998	47,262	47,414
Due after one year through five years	9,782	9,910	34,991	35,456
Due after five years through ten years	—	—	2,200	2,197
Equity securities	269,735	284,356	333,057	441,839

	281,489	296,264	417,510	526,906

Proceeds from sale of available-for-sale securities for the years ended March 31, 2009, 2008 and 2007 were 73,782 million yen, 106,466 million yen and 84,806 million yen, respectively. The gross realized gains on sale of available-for-sale securities for the years ended March 31, 2009, 2008 and 2007 were 797 million yen, 7,415 million yen and 12,452 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2009, 2008 and 2007 were 11 million yen, 148 million yen and 313 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2009, 2008 and 2007, the Company incurred a write-down of 73,861 million yen, 8,002 million yen and 939 million yen, respectively, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated market condition of certain industries in Japan. The write-down is included in other deductions in the consolidated statements of operations.

Gross unrealized holding losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2009 and 2008, are as follows:

	Yen (millions)
	2009
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	105,647	17,889	—	—	105,647	17,889
Convertible and straight bonds	1,780	5	—	—	1,780	5

	107,427	17,894	—	—	107,427	17,894

	2008
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	82,481	15,560	—	—	82,481	15,560
Convertible and straight bonds	1,824	28	—	—	1,824	28
Other debt securities	5,407	93	—	—	5,407	93

	89,712	15,681	—	—	89,712	15,681

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company did not have investment securities that had been in a continuous loss position for twelve months or more at March 31, 2009 and 2008.

The carrying amounts of the Company’s cost method investments totaled 40,755 million yen and 29,837 million yen at March 31, 2009 and 2008. For substantially all such investments, the Company estimated that the fair value exceeded the carrying amounts of investments (that is, the investments were not impaired). For the years ended March 31, 2009, 2008 and 2007, certain investments were considered other-than-temporarily impaired, resulting in a write-down of 34 million yen, 172 million yen and 2,209 million yen, respectively.

At March 31, 2009 and 2008, equity securities with a book value of 13,333 million yen and 19,880 million yen were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law.

(5)	Leases

The Company has capital and operating leases for certain land, buildings, and machinery and equipment with SMFC and other third parties.

During the years ended March 31, 2009, 2008 and 2007, the Company sold and leased back certain land, buildings, and machinery and equipment for 16,582 million yen, 109,311 million yen and 73,578 million yen, respectively. The base lease term is 1 to 10 years. The resulting leases are being accounted for as operating leases or capital leases. The resulting gains of these transactions, included in other income in the consolidated statements of operations, were not significant. Regarding certain leased assets, the Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term. Regarding leased land and buildings, there are no future commitments, obligations, provisions, or circumstances that require or result in the Company’s continuing involvement.

At March 31, 2009 and 2008, the gross book value of land, buildings, and machinery and equipment under capital leases, including the above-mentioned sale-leaseback transactions was 136,445 million yen and 207,999 million yen, and the related accumulated depreciation recorded was 65,001 million yen and 89,977 million yen, respectively.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 63,490 million yen, 59,886 million yen and 47,094 million yen for the years ended March 31, 2009, 2008 and 2007, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2009 are as follows:

	Yen (millions)
Year ending March 31	Capital leases	Operating leases
2010	40,312	56,444
2011	31,216	62,809
2012	22,463	29,657
2013	9,741	13,606
2014	3,446	7,788
Thereafter	9,458	4,625

Total minimum lease payments	116,636	174,929

Less amount representing interest	4,305

Present value of net minimum lease payments	112,331
Less current portion	38,868

Long-term capital lease obligations	73,463

(6)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets or related asset group will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 313,466 million yen of long-lived assets during fiscal 2009.

The Company recorded impairment losses for certain buildings, machinery and finite-lived intangible assets related to domestic liquid crystal display panel manufacturing facilities. As a result of the substantial decline of product prices due to the significant market downturn, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of buildings and remaining assets, respectively, was determined through an appraisal based on the comparable sales method and the discounted estimated cash flows expected to result from the use and eventual disposition of the assets.

The Company also recorded impairment losses for certain buildings, machinery and finite-lived intangible assets related to domestic and overseas plasma display panel manufacturing facilities. As a result of the substantial decline of product prices due to the significant market downturn, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of buildings and remaining assets, respectively, was determined through an appraisal based on the comparable sales method and the orderly liquidation value.

Impairment losses of 252,372 million yen, 18,131 million yen, 19,077 million yen, 18,747 million yen and 5,139 million yen were related to “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 44,554 million yen of long-lived assets during fiscal 2008.

The Company recorded impairment losses related to manufacturing facilities used in its domestic semiconductors business. As the profitability of domestic business declined, the Company estimated that the carrying amounts would not be recovered by the future cash flows. The fair value of manufacturing facilities was based on the discounted estimated future cash flows expected to result from the use and eventual disposition of them.

The Company also recorded impairment losses related to certain buildings and manufacturing facilities used in its device business at an overseas subsidiary. Due to the downsizing of business, the Company wrote down the carrying amounts of these assets to the fair value. The fair value was based on the discounted estimated future cash flows.

Impairment losses of 1,167 million yen, 2,231 million yen, 39,490 million yen and 1,666 million yen were related to “Digital AVC Networks,” “Home Appliances,” “Components and Devices” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 18,440 million yen of long-lived assets during fiscal 2007.

The Company closed a domestic factory that manufactured air conditioner devices and recorded an impairment loss related to buildings, and machinery and equipment, as the Company estimated that the carrying amounts would not be recovered by the discounted estimated future cash flows expected to result from their eventual disposition.

The Company also recorded impairment losses related to buildings, machinery and equipment, and finite-lived intangible assets in building equipment, and electronic and plastic materials of some domestic and overseas subsidiaries. The profitability of each subsidiary was expected to be low in the future and the Company estimated the carrying amounts would not be recovered by the future cash flows.

Impairment losses of 1,416 million yen, 10,279 million yen, 3,901 million yen, 1,571 million yen and 1,273 million yen were related to “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” “Other” and the remaining segments, respectively.

(7)	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2009 and 2008 are as follows:

	Yen (millions)
	Digital AVC Networks	Home Appliances	PEW and PanaHome	Components and Devices	Other	Total
Balance at March 31, 2007	234,893	14,273	45,958	71,239	12,961	379,324
Goodwill acquired during the year	7,711	1,405	45,906	574	29	55,625
Goodwill written off related to disposals during the year	(561)	(922)	(1,923)	(111)	—	(3,517)
Other	—	—	—	(1,530)	—	(1,530)

Balance at March 31, 2008	242,043	14,756	89,941	70,172	12,990	429,902
Goodwill acquired during the year	702	—	262	—	30	994
Translation adjustments	—	—	(10,583)	—	—	(10,583)
Other	(3,780)	—	(5,741)	—	—	(9,521)

Balance at March 31, 2009	238,965	14,756	73,879	70,172	13,020	410,792

Acquired intangible assets, excluding goodwill, at March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009		2008
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Average amortization period
Finite-lived intangible assets:
Patents	60,317	41,063	61,654	36,782	8 years
Software	257,859	188,439	233,375	162,946	4 years
Other	56,040	28,059	42,706	13,985	18 years

	374,216	257,561	337,735	213,713

	Yen (millions)
	2009	2008
Indefinite-lived intangible assets	4,057	4,895

Aggregate amortization expense for finite-lived intangible assets for the years ended March 31, 2009, 2008 and 2007 was 38,903 million yen, 38,343 million yen and 37,337 million yen, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Yen (millions)
2010	30,791
2011	23,904
2012	16,479
2013	10,956
2014	7,945

The Company recognized impairment losses of 73 million yen and 239 million yen of indefinite-lived intangible assets, in connection with the decline of their fair value during fiscal 2008 and 2007, respectively. The impairment losses are included in other deductions in the consolidated statements of operations.

Impairment losses of finite-lived intangible assets that are being amortized are included in impairment losses of long-lived assets discussed in Note 6.

(8)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2009 and 2008 is set forth below:

	Yen (millions)
	2009	2008
Unsecured Straight bond, due 2011, interest 1.64%	100,000	100,000
Unsecured Straight bond, due 2012, interest 1.14%	100,000	—
Unsecured Straight bond, due 2014, interest 1.404%	200,000	—
Unsecured Straight bond, due 2019, interest 2.05%	100,000	—
Unsecured Straight bonds issued by subsidiaries, due 2008 - 2015, interest 0.6% - 2.02%	60,143	50,150
Unsecured bank loans, due 2008 - 2013, effective interest 1.6% in fiscal 2009 and 2.0% in fiscal 2008	22,043	33,920
Secured yen bank loans by subsidiaries, due 2008 - 2027, effective interest 2.51% in fiscal 2009 and 2.55% in fiscal 2008	3,136	4,011
Capital lease obligations	112,331	122,267

	697,653	310,348
Less current portion	46,343	78,002

	651,310	232,346

The aggregate annual maturities of long-term debt after March 31, 2009 are as follows:

Year ending March 31	Yen (millions)
2010	46,343
2011	37,921
2012	227,528
2013	10,910
2014	223,669
2015 and thereafter	151,282

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

Each of the loan agreements grants the lender the right to request additional security or mortgages on certain assets. At March 31, 2009 and 2008, other investments and advances, and property, plant and equipment with a book value of 4,967 million yen and 6,218 million yen respectively, was pledged as collateral by subsidiaries for secured yen loans from banks. At March 31, 2009 and 2008, short-term loans subject to such general agreements amounted to 7,130 million yen and 15,156 million yen, respectively. The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2009 and 2008 was 3.5% and 4.6%, respectively.

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

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106, and 132(R).” SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the March 31, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized prior service benefit and unrecognized actuarial loss, both of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87, “Employers’ Accounting for Pensions.” These amounts will be subsequently amortized as net periodic benefit cost. Further, actuarial gains and losses that arise in subsequent periods and that are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158.

During the year ended March 31, 2009, the Company changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date in conformity with the measurement date provisions of SFAS No. 158. The benefit obligations and plan assets of these plans were remeasured as of April 1, 2008. Net periodic benefit cost, net of tax, for the period from January 1, 2008 to March 31, 2008, in the amount of 3,727 million yen has been recorded as a reduction of beginning fiscal 2009 balance of “retained earnings.” Changes in fair value of plan assets and benefit obligations during the same transition period has been recorded, as a reduction of beginning fiscal 2009 balance of “accumulated other comprehensive income (loss),” in the amount of 73,571 million yen, net of tax of 44,726 million yen.

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009	2008
Change in benefit obligations:
Benefit obligations at beginning of year prior to adjustment	1,828,803	1,955,007
SFAS No. 158 measurement date adjustment	4,378	—

Benefit obligations at beginning of year as adjusted	1,833,181	1,955,007
Service cost	49,660	52,830
Interest cost	50,114	50,667
Prior service benefit	(666)	(1,930)
Actuarial (gain) loss	(6,150)	(14,173)
Benefits paid	(85,073)	(94,130)
Effect of changes in consolidated subsidiaries	(5,560)	(108,636)
Foreign currency exchange impact	(13,569)	(10,832)

Benefit obligations at end of year	1,821,937	1,828,803

Change in plan assets:
Fair value of plan assets at beginning of year	1,737,634	1,813,616
SFAS No. 158 measurement date adjustment	(118,514)	—

Fair value of plan assets at beginning of year as adjusted	1,619,120	1,813,616
Actual return on plan assets	(268,049)	(40,591)
Employer contributions	153,161	157,798
Benefits paid	(77,682)	(79,511)
Effect of changes in consolidated subsidiaries	—	(105,459)
Foreign currency exchange impact	(12,904)	(8,219)

Fair value of plan assets at end of year	1,413,646	1,737,634

Funded status	(408,291)	(91,169)

The accumulated benefit obligation for the pension plans was 1,814,118 million yen and 1,817,222 million yen at March 31, 2009 and 2008, respectively.

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009	2008
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	1,821,937	840,967
Fair value of plan assets	1,413,646	598,369
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	1,814,118	805,235
Fair value of plan assets	1,413,646	569,587

Accounts recognized in the consolidated balance sheet at March 31, 2009 and 2008 consist of:

	Yen (millions)
	2009	2008
Other assets	—	151,430
Other current liabilities	(3,924)	(4,203)
Retirement and severance benefits	(404,367)	(238,396)

	(408,291)	(91,169)

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2009 and 2008 consist of:

	Yen (millions)
	2009	2008
Prior service benefit	(222,519)	(251,718)
Actuarial loss	641,371	248,918

	418,852	(2,800)

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2009 consist of the following components:

	Yen (millions)
	2009	2008	2007
Service cost – benefits earned during the year	49,660	52,830	59,415
Interest cost on projected benefit obligation	50,114	50,667	52,659
Expected return on plan assets	(48,659)	(52,861)	(50,069)
Amortization of prior service benefit	(24,606)	(27,046)	(25,201)
Recognized actuarial loss	22,391	15,448	18,407

Net periodic benefit cost	48,900	39,038	55,211

The estimated prior service benefit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost for fiscal 2010 are gain of 24,786 million yen and loss of 37,519 million yen, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2009 and 2008 are as follows:

	2009	2008
Discount rate	2.7%	2.7%
Rate of compensation increase	1.7%	1.7%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2009 are as follows:

	2009	2008	2007
Discount rate	2.7%	2.7%	2.7%
Expected return on plan assets	3.1%	3.1%	3.3%
Rate of compensation increase	1.7%	1.6%	1.6%

The expected return on plan assets is determined based on the portfolio as a whole and not on the sum of the returns on individual asset categories, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns.

The weighted-average asset allocations of the Company’s pension plans at March 31, 2009 and 2008 are as follows:

	2009	2008
Asset category:
Equity securities	35%	43%
Debt securities	50	44
Life insurance company general accounts	11	9
Other	4	4

Total	100%	100%

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

The Company expects to contribute 73,823 million yen to its defined benefit plans in fiscal 2010.

The benefits expected to be paid from the defined pension plans in each fiscal year 2010 - 2014 are 99,237 million yen, 95,421 million yen, 99,861 million yen, 101,830 million yen and 101,584 million yen, respectively. The aggregate benefits expected to be paid in the five years from fiscal 2015 - 2019 are 538,968 million yen. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at March 31 and include estimated future employee service.

(10)	Income Taxes

Income (loss) before income taxes and income taxes for the three years ended March 31, 2009 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2009
Income (loss) before income taxes	(345,776)	(36,858)	(382,634)
Income taxes:
Current	38,297	23,543	61,840
Deferred	(10,232)	(14,250)	(24,482)

Total income taxes	28,065	9,293	37,358

For the year ended March 31, 2008
Income before income taxes	266,972	168,021	434,993
Income taxes:
Current	85,009	43,172	128,181
Deferred	(16,068)	2,460	(13,608)

Total income taxes	68,941	45,632	114,573

For the year ended March 31, 2007
Income before income taxes	317,007	122,137	439,144
Income taxes:
Current	84,012	35,453	119,465
Deferred	67,984	4,414	72,398

Total income taxes	151,996	39,867	191,863

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the three years ended March 31, 2009.

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2009	2008	2007
Combined statutory tax rate	(40.5)%	40.5%	40.5%
Tax credit related to research expenses	(0.1)	(1.2)	(2.2)
Lower tax rates of overseas subsidiaries	(1.1)	(6.9)	(4.2)
Expenses not deductible for tax purposes	0.8	0.7	0.8
Change in valuation allowance allocated to income tax expenses	41.8	(5.4)	9.8
Tax effects attributable to investments in subsidiaries	5.8	(4.8)	0.5
Other	3.1	3.4	(1.5)

Effective tax rate	9.8%	26.3%	43.7%

The significant components of deferred income tax expenses for the three years ended March 31, 2009 are as follows:

	Yen (millions)
	2009	2008	2007
Deferred tax expense (exclusive of the effects of other components listed below)	94,250	16,898	114,132
Benefits of net operating loss carryforwards	(118,732)	(30,506)	(41,734)

	(24,482)	(13,608)	72,398

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2009 and 2008 are presented below:

	Yen (millions)
	2009	2008
Deferred tax assets:
Inventory valuation	78,930	87,441
Expenses accrued for financial statement purposes but not currently included in taxable income	138,580	186,633
Property, plant and equipment	246,276	168,886
Retirement and severance benefits	233,924	72,803
Tax loss carryforwards	333,383	242,474
Other	232,994	179,672

Total gross deferred tax assets	1,264,087	937,909
Less valuation allowance	477,997	348,570

Net deferred tax assets	786,090	589,339

Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(5,882)	(44,018)
Other	(41,814)	(53,810)

Total gross deferred tax liabilities	(47,696)	(97,828)

Net deferred tax assets	738,394	491,511

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2009.

The net change in total valuation allowance for the years ended March 31, 2009, 2008 and 2007 was an increase of 129,427 million yen, a decrease of 90,267 million yen and a decrease of 25,263 million yen, respectively.

At March 31, 2009, the Company had, for income tax purposes, net operating loss carryforwards of approximately 936,060 million yen, of which 835,152 million yen expire from fiscal 2010 through 2016 and the remaining balance will expire thereafter or do not expire.

Net deferred tax assets and liabilities at March 31, 2009 and 2008 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2009	2008
Other current assets	227,059	232,248
Other assets	547,580	292,457
Other current liabilities	(1,168)	(1,082)
Other liabilities	(35,077)	(32,112)

Net deferred tax assets	738,394	491,511

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 750,123 million yen as of March 31, 2009, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to indefinitely reinvest undistributed earnings. The calculation of related unrecognized deferred tax liability is not practicable.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended March 31, 2009 and 2008, is as follows:

	Yen (millions)
	2009	2008
Balance at beginning of year	(9,327)	(4,281)
Increase related to prior year tax positions	(1,835)	(4,657)
Decrease related to prior year tax positions	3,561	82
Increase related to current year tax positions	(484)	(2,023)
Settlements	60	1,552
Translation adjustments	838	—

Balance at end of year	(7,187)	(9,327)

As of March 31, 2009 and 2008, the total amount of unrecognized tax benefits are 7,187 million yen and 8,287 million yen, respectively, that if recognized, would reduce the effective tax rate. The Company does not expect that the total amount of unrecognized tax benefits will significantly change within the next twelve months. The Company has accrued interests and penalties related to unrecognized tax benefits and the amount of interest and penalties included in provision for income taxes and cumulative amount accrued were not material as of and for the years ended March 31, 2009 and 2008.

The Company files income tax returns in Japan and various foreign tax jurisdictions. There are a number of subsidiaries which operate within each of the Company’s major jurisdictions resulting in a range of open tax years. The open tax years for the Company and its significant subsidiaries in Japan, the United States of America, the United Kingdom and China range from fiscal 2004 and thereafter.

(11)	Stockholders’ Equity

The Company may repurchase its common stock from the market pursuant to the former Japanese Commercial Code and the Company Law of Japan. For the years ended March 31, 2009, 2008 and 2007, respectively, 30,875,208, 45,294,912 and 63,385,266 shares were repurchased for the aggregate cost of approximately 72,416 million yen, 103,112 million yen and 153,179 million yen, respectively, primarily with the intention to hold as treasury stock to improve capital efficiency.

The Company sold 399,673, 127,610 and 137,733 shares of its treasury stock for the years ended March 31, 2009, 2008 and 2007, respectively. The difference between sales price and book value was charged to capital surplus in the consolidated balance sheets.

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

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2009 represent dividends paid out during the periods and related appropriation to the legal reserve. Cash dividends per share paid during the three years ended March 31, 2009 amounted to 40.00 yen, 32.50 yen and 25.00 yen, respectively. The accompanying consolidated financial statements do not include any provisions for the year-end dividend of 7.50 yen per share, totaling approximately 15,530 million yen in respect of the year ended March 31, 2009 approved by the board of directors in May 2009.

In accordance with the Company Law of Japan, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of 671,182 million yen at March 31, 2009 were restricted as to the payment of cash dividends.

The Company’s directors and certain senior executives were granted options to purchase the Company’s common stock. All stock options become fully exercisable two years from the date of grant and have a four-year term. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price (Yen)
Balance at March 31, 2006	168,000	2,280
Exercised	(48,000)	1,922
Forfeited	(73,000)	2,690

Balance at March 31, 2007	47,000	2,008
Exercised	(8,000)	1,895
Forfeited	(27,000)	2,163

Balance at March 31, 2008	12,000	1,734
Forfeited	(12,000)	1,734

Balance at March 31, 2009	—	—

Treasury stock reserved for options at March 31, 2007 was 30,000 shares.

(12)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2009 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2009
Translation adjustments:
Translation adjustments arising during the period	(116,738)	—	(116,738)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	3,938	—	3,938

Net translation adjustments	(112,800)	—	(112,800)

Unrealized holding gains (losses) of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(167,397)	67,907	(99,490)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	73,075	(29,590)	43,485

Net unrealized gains (losses)	(94,322)	38,317	(56,005)

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	(4,043)	1,565	(2,478)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(10,855)	4,118	(6,737)

Net unrealized gains (losses)	(14,898)	5,683	(9,215)

Pension liability adjustments:
Prior service benefit arising during the period	345	(140)	205
Less: Amortization of prior service benefit included in net periodic benefit cost	(22,727)	7,742	(14,985)

Net prior service benefit	(22,382)	7,602	(14,780)

Actuarial loss arising during the period	(273,853)	100,104	(173,749)
Less: Amortization of actuarial loss included in net periodic benefit cost	26,422	(6,782)	19,640

Net actuarial loss	(247,431)	93,322	(154,109)

Net pension liability adjustments	(269,813)	100,924	(168,889)

Other comprehensive income (loss)	(491,833)	144,924	(346,909)

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2008
Translation adjustments:
Translation adjustments arising during the period	(128,047)	—	(128,047)
Less: Reclassification adjustment for (gains) losses included in net income	(1,207)	—	(1,207)

Net translation adjustments	(129,254)	—	(129,254)

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(199,198)	83,370	(115,828)
Less: Reclassification adjustment for (gains) losses included in net income	735	(296)	439

Net unrealized gains (losses)	(198,463)	83,074	(115,389)

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	5,014	(1,914)	3,100
Less: Reclassification adjustment for (gains) losses included in net income	612	(248)	364

Net unrealized gains (losses)	5,626	(2,162)	3,464

Pension liability adjustments:
Prior service benefit arising during the period	1,954	(6)	1,948
Less: Amortization of prior service benefit included in net periodic benefit cost	(24,197)	7,806	(16,391)

Net prior service benefit	(22,243)	7,800	(14,443)

Actuarial loss arising during the period	(62,744)	27,095	(35,649)
Less: Amortization of actuarial loss included in net periodic benefit cost	13,660	(3,383)	10,277

Net actuarial loss	(49,084)	23,712	(25,372)

Net pension liability adjustments	(71,327)	31,512	(39,815)

Other comprehensive income (loss)	(393,418)	112,424	(280,994)

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2007
Translation adjustments:
Translation adjustments arising during the period	57,312	—	57,312
Less: Reclassification adjustment for (gains) losses included in net income	5,481	—	5,481

Net translation adjustments	62,793	—	62,793

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	36,467	(12,232)	24,235
Less: Reclassification adjustment for (gains) losses included in net income	(11,200)	2,490	(8,710)

Net unrealized gains (losses)	25,267	(9,742)	15,525

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	(19,778)	7,900	(11,878)
Less: Reclassification adjustment for (gains) losses included in net income	19,183	(7,769)	11,414

Net unrealized gains (losses)	(595)	131	(464)

Minimum pension liability adjustments	(5,722)	(47)	(5,769)

Other comprehensive income (loss)	81,743	(9,658)	72,085

(13)	Net Income (loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the three years ended March 31, 2009 is as follows:

	Yen (millions)
	2009	2008	2007
Net income (loss)	(378,961)	281,877	217,185

	Number of shares
	2009	2008	2007
Average common shares outstanding	2,079,296,525	2,120,986,052	2,182,791,138
Dilutive effect:
Stock options	—	3,818	13,858

Diluted common shares outstanding	2,079,296,525	2,120,989,870	2,182,804,996

	Yen
	2009	2008	2007
Net income (loss) per share:
Basic	(182.25)	132.90	99.50
Diluted	(182.25)	132.90	99.50

The effect of stock options was not included in the calculation of diluted net loss per share for the year ended March 31, 2009 as the effect would be antidilutive due to the net loss incurred for the year.

(14)	Restructuring Charges

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2009, 2008 and 2007 are as follows:

	Yen (millions)
	2009	2008	2007
Expenses associated with the implementation of early retirement programs:
Domestic	26,452	27,050	8,733
Overseas	11,899	5,594	5,465

Total	38,351	32,644	14,198

Expenses associated with the closure and integration of locations	15,049	6,922	5,376

Total restructuring charges	53,400	39,566	19,574

These restructuring charges are included in other deductions in the consolidated statements of operations.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement programs are recognized when the employees accept the offer and the amount can be reasonably estimated. Expenses associated with the closure and integration of locations include amounts such as moving expenses of facilities and costs to terminate leasing contracts incurred at domestic and overseas manufacturing plants and sales offices. An analysis of the accrued restructuring charges for the years ended March 31, 2009, 2008 and 2007 is as follows:

	Yen (millions)
	2009	2008	2007
Balance at beginning of year	4,761	10,020	1,335
New charges	53,400	39,566	19,574
Cash payments	(25,638)	(44,825)	(10,889)

Balance at end of year	32,523	4,761	10,020

The following represents significant restructuring activities for the year ended March 31, 2009 by business segment:

Digital AVC Networks

Digital AVC Networks segment restructured mainly to accelerate selection and concentration of its businesses for improving its cost competitiveness. The restructuring activities mainly consisted of the implementation of early retirement programs in Japan.

Total restructuring charges amounted to 34,748 million yen, including expenses associated with the implementation of early retirement programs of 29,029 million yen.

Home Appliances

Home Appliances segment restructured its operations to accelerate concentration of its business for strengthening its management structure. The restructuring activities mainly consisted of integrations in Japan.

Total restructuring charges amounted to 3,206 million yen.

PEW and PanaHome

PEW and PanaHome segment restructured mainly its housing business in Japan.

Total restructuring charges amounted to 5,673 million yen.

Components and Devices

Components and Devices segment restructured mainly to improve efficiency in its components business.

Total restructuring charges amounted to 3,957 million yen, including expenses associated with the implementation of early retirement programs of 3,277 million yen.

Other

Other segment restructured mainly to improve efficiency in overseas sales companies.

The restructuring charges amounted to 5,816 million yen, including expenses associated with the implementation of early retirement programs of 4,145 million yen.

The following represents significant restructuring activities for the year ended March 31, 2008 by business segment:

Digital AVC Networks

Digital AVC Networks segment restructured mainly to accelerate selection and concentration of its businesses for improving its cost competitiveness. The restructuring activities mainly consisted of the implementation of early retirement programs in Japan.

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

PEW and PanaHome

PEW and PanaHome segment mainly restructured its housing business in Japan. The restructuring activities mainly consisted of the implementation of early retirement programs.

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

The following represents significant restructuring activities for the year ended March 31, 2007 by business segment:

Digital AVC Networks

Digital AVC Networks segment restructured mainly to accelerate selection and concentration of its businesses for strengthening its management structure. The restructuring activities mainly consisted of the implementation of early retirement programs in Japan and Europe.

Total restructuring charges amounted to 11,909 million yen, including expenses associated with the implementation of early retirement programs of 10,440 million yen.

Home Appliances

Home Appliances segment restructured its operations. The restructuring activities mainly consisted of closure and integrations in Japan.

Total restructuring charges amounted to 3,113 million yen.

PEW and PanaHome

PEW and PanaHome segment incurred restructuring charges in the amount of 328 million yen mainly in Japan.

Components and Devices

Components and Devices segment restructured mainly to enhance cost competitiveness as well as to address continuous price declines. The restructuring activities mainly consisted of the implementation of early retirement programs in Asia for electronic devices business.

Total restructuring charges amounted to 3,468 million yen.

JVC

JVC segment incurred restructuring charges in the amount of 531 million yen mainly in Asia.

Other

Other segment incurred restructuring charges in the amount of 225 million yen mainly in domestic sales companies.

(15)	Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to income for the three years ended March 31, 2009 are as follows:

	Yen (millions)
	2009	2008	2007
Research and development costs	517,913	554,538	578,087
Advertising costs	174,939	200,890	199,155
Shipping and handling costs	146,920	159,418	170,311
Depreciation	325,835	282,102	280,177

Foreign exchange losses included in other deductions for the years ended March 31, 2009, 2008 and 2007 are 7,501 million yen, 11,492 million yen and 18,950 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

In fiscal 2009, 2008 and 2007, the Company sold, without recourse, trade receivables of 458,321 million yen, 443,464 million yen and 315,329 million yen to independent third parties for proceeds of 456,870 million yen, 441,778 million yen and 314,265 million yen, and recorded losses on the sale of trade receivables of 1,451 million yen, 1,686 million yen and 1,064 million yen, respectively. In fiscal 2009, 2008 and 2007, the Company sold, with recourse, trade receivables of 411,778 million yen, 397,796 million yen and 303,769 million yen to independent third parties for proceeds of 411,022 million yen, 397,421 million yen and 303,561 million yen, and recorded losses on the sale of trade receivables of 756 million yen, 375 million yen and 208 million yen, respectively. Those losses are mainly included in selling, general and administrative expenses. The Company is responsible for servicing the receivables. Included in trade notes receivable and trade accounts receivable at March 31, 2009 are amounts of 37,962 million yen without recourse and 28,394 million yen with recourse scheduled to be sold to independent third parties. The sale of trade receivables was accounted for under SFAS No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities,” which provides accounting and reporting standards for transfer and servicing of financial assets and extinguishments of liabilities.

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2009 are as follows:

	Yen (millions)
	2009	2008	2007
Cash paid:
Interest	19,627	20,911	22,202
Income taxes	95,198	122,416	109,692
Noncash investing and financing activities:
Capital leases	12,235	36,330	27,803

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

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purpose.

Gains and losses related to derivative instruments are classified in other income (deductions) and cost of sales in the consolidated statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the three years ended March 31, 2009. Amounts included in accumulated other comprehensive income (loss) at March 31, 2009 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, cross currency swaps and commodity futures at March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009	2008
Forward:
To sell foreign currencies	334,586	312,390
To buy foreign currencies	190,495	185,267
Cross currency swaps	33,953	32,717
Commodity futures:
To sell commodity	48,858	129,425
To buy commodity	168,527	294,884

From the interim reporting period for the three months ended March 31, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB statement No. 133.” SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

The fair values of derivative instruments at March 31, 2009 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under SFAS No. 133:
Foreign exchange contracts	Other current assets	2,299	Other current liabilities	(9,094)
Cross currency swaps	Other current assets	275	Other current liabilities	—
Commodity futures	Other current assets	9,285	Other current liabilities	(53,050)

Total derivatives designated as hedging instruments under SFAS No. 133		11,859		(62,144)

Derivatives not designated as hedging instruments under SFAS No. 133:
Foreign exchange contracts	Other current assets	204	Other current liabilities	(808)
Cross currency swaps	Other current assets	1,260	Other current liabilities	—
Commodity futures	Other current assets	4,670	Other current liabilities	(4,670)

Total derivatives not designated as hedging instruments under SFAS No. 133		6,134		(5,478)

Total derivatives		17,993		(67,622)

The effect of derivative instruments on the consolidated statement of operations for the three months ended March 31, 2009 is as follows:

Derivatives in SFAS No. 133 fair value hedging relationships	Location of gain or (loss) recognized in operations on derivative	Amount of gain or (loss) recognized in operations on derivative
Commodity futures	Other income (deductions)	5,700

Total		5,700

Derivatives in SFAS No. 133 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion)	Location of gain or (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(9,251)	Other income (deductions)	2,355
Cross currency swaps	(90)	Other income (deductions)	(16)
Commodity futures	2,484	Cost of sales	(1,879)

Total	(6,857)		460

Derivatives in SFAS No. 133 cash flow hedging relationships	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	(1,226)
Cross currency swaps	—	—
Commodity futures	—	—

Total		(1,226)

Derivatives not designated as hedging instruments under SFAS No. 133	Location of gain or (loss) recognized in operations on derivative	Amount of gain or (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	814
Cross currency swaps	Other income (deductions)	1,624
Commodity futures	Other income (deductions)	0

Total		2,438

(17)	Fair Value of Financial Instruments

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

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009		2008
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	1,998	1,998	47,414	47,414
Other investments and advances	424,237	423,223	686,510	686,575
Liabilities:
Long-term debt, including current portion	(697,653)	(698,502)	(310,348)	(312,674)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	—	—	11,682	11,682
To buy foreign currencies	2,503	2,503	—	—
Cross currency swaps	1,535	1,535	—	—
Commodity futures:
To sell commodity	13,955	13,955	—	—
To buy commodity	—	—	28,325	28,325
Other current liabilities:
Forward:
To sell foreign currencies	(9,902)	(9,902)	—	—
To buy foreign currencies	—	—	(2,388)	(2,388)
Cross currency swaps	—	—	(874)	(874)
Commodity futures:
To sell commodity	—	—	(9,746)	(9,746)
To buy commodity	(57,720)	(57,720)	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgements and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

On April 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 —	Unobservable inputs for the asset or liability.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at March 31, 2009:

	Yen (millions)
	2009
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities	284,356	11,908	—	296,264
Derivatives	9,285	8,708	—	17,993

Total	293,641	20,616	—	314,257

Liabilities:
Derivatives	(57,720)	(9,902)	—	(67,622)

Total	(57,720)	(9,902)	—	(67,622)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Foreign exchange contracts and commodity futures included in Level 2 derivatives are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

The Company recorded a write-down of 18,121 million yen of securities under investments and advances in associated companies with a carrying value of 29,598 million yen, to the estimated fair value of 11,477 million yen for other-than-temporary impairment. The Company classified the impaired security, representing a substantial portion of the write-down, in Level 1 as the Company used an unadjusted quoted market price in active markets as input to value the investment. The remaining impaired security is classified in Level 3 as the Company used unobservable inputs to value the investment.

(18)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, as discussed in Note 15, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At March 31, 2009, the maximum amount of undiscounted payments the Company would have to make in the event of default is 33,434 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2009 and 2008 was immaterial.

As discussed in Note 5, in connection with the sale and leaseback of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At March 31, 2009, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 32,613 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at March 31, 2009 and 2008 was immaterial.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2009 and 2008 are summarized as follows:

	Yen (millions)
	2009	2008
Balance at beginning of year	36,178	38,079
Change in consolidated subsidiaries	—	(5,189)
Liabilities accrued for warranties issued during the period	51,526	42,178
Warranty claims paid during the period	(45,797)	(37,016)
Changes in liabilities for pre-existing warranties during the period, including expirations	(429)	(1,874)

Balance at end of year	41,478	36,178

At March 31, 2009, commitments outstanding for the purchase of property, plant and equipment approximated 79,068 million yen.

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (PCB equipment) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of 12,147 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

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

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

The Company has changed the internal business transactions between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.

From April 1, 2008, the name of “AVC Networks” was changed to “Digital AVC Networks.” From October 1, 2008, the name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works Co., Ltd. (PEW).

Information by segment for the three years ended March 31, 2009 is shown in the tables below:

By Business Segment:

	Yen (millions)
	2009	2008	2007
Sales:
Digital AVC Networks:
Customers	3,701,996	4,267,217	4,005,005
Intersegment	46,961	52,377	59,106

Total	3,748,957	4,319,594	4,064,111
Home Appliances:
Customers	1,009,958	1,126,037	1,063,033
Intersegment	212,992	190,365	184,103

Total	1,222,950	1,316,402	1,247,136
PEW and PanaHome:
Customers	1,717,168	1,854,023	1,809,503
Intersegment	49,094	56,269	49,210

Total	1,766,262	1,910,292	1,858,713
Components and Devices:
Customers	779,761	989,414	987,933
Intersegment	347,509	409,270	389,824

Total	1,127,270	1,398,684	1,377,757
Other:
Customers	556,624	650,941	601,950
Intersegment	515,114	433,313	395,853

Total	1,071,738	1,084,254	997,803
JVC:
Customers	—	181,296	640,746
Intersegment	—	1,846	5,833

Total	—	183,142	646,579
Eliminations	(1,171,670)	(1,143,440)	(1,083,929)

Consolidated total	7,765,507	9,068,928	9,108,170

Segment profit (loss):
Digital AVC Networks	3,176	252,239	220,080
Home Appliances	48,980	86,412	83,084
PEW and PanaHome	40,081	96,405	78,889
Components and Devices	7,107	104,989	99,884
Other	23,927	64,205	60,500
JVC	—	(9,672)	(5,659)
Corporate and eliminations	(50,398)	(75,097)	(77,237)

Total segment profit	72,873	519,481	459,541

Interest income	23,477	34,371	30,553
Dividends received	11,486	10,317	7,597
Other income	52,709	70,460	114,545
Interest expense	(19,386)	(20,357)	(20,906)
Goodwill impairment	—	—	(30,496)
Other deductions	(523,793)	(179,279)	(121,690)

Consolidated income (loss) before income taxes	(382,634)	434,993	439,144

	Yen (millions)
	2009	2008	2007
Identifiable assets:
Digital AVC Networks	2,016,112	2,592,856	2,341,967
Home Appliances	689,111	758,976	715,481
PEW and PanaHome	1,258,465	1,356,588	1,354,679
Components and Devices	926,897	1,013,522	989,293
Other	216,411	416,217	461,884
JVC	—	—	419,980
Corporate and eliminations	1,296,320	1,305,455	1,613,674

Consolidated total	6,403,316	7,443,614	7,896,958

Depreciation (including intangibles other than goodwill):
Digital AVC Networks	142,026	91,607	79,803
Home Appliances	34,891	37,457	31,918
PEW and PanaHome	51,906	44,124	48,487
Components and Devices	97,177	89,799	85,300
Other	14,176	14,835	15,561
JVC	—	6,008	17,844
Corporate and eliminations	24,562	36,615	38,601

Consolidated total	364,738	320,445	317,514

Capital investment (including intangibles other than goodwill):
Digital AVC Networks	250,891	228,358	168,448
Home Appliances	56,206	48,925	49,040
PEW and PanaHome	45,059	51,676	47,558
Components and Devices	141,974	139,003	138,930
Other	12,262	13,331	17,325
JVC	—	3,542	15,478
Corporate and eliminations	27,652	18,625	39,479

Consolidated total	534,044	503,460	476,258

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and software.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and property, plant and equipment are as follows:

	Yen (millions)
	2009	2008	2007
Sales:
Japan	4,082,233	4,544,772	4,616,520
North and South America	996,647	1,250,677	1,381,104
Europe	962,981	1,212,971	1,217,931
Asia and Others	1,723,646	2,060,508	1,892,615

Consolidated total	7,765,507	9,068,928	9,108,170

United States included in North and South America	857,896	1,081,183	1,213,867
China included in Asia and Others	855,352	941,685	824,465

Property, plant and equipment:
Japan	1,230,868	1,353,421	1,171,223
North and South America	31,694	34,260	53,317
Europe	48,398	69,844	71,594
Asia and Others	263,870	299,848	346,159

Consolidated total	1,574,830	1,757,373	1,642,293

There are no individually material countries which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2009.

The following information shows sales, geographical profit and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2009. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	2009	2008	2007
Sales:
Japan:
Customers	4,435,587	4,908,850	4,941,413
Intersegment	1,617,969	1,880,654	2,029,589

Total	6,053,556	6,789,504	6,971,002
North and South America:
Customers	946,098	1,196,419	1,335,631
Intersegment	18,639	16,646	21,654

Total	964,737	1,213,065	1,357,285
Europe:
Customers	934,525	1,170,932	1,162,795
Intersegment	34,977	47,300	47,201

Total	969,502	1,218,232	1,209,996
Asia and Others:
Customers	1,449,297	1,792,727	1,668,331
Intersegment	1,008,345	1,167,322	1,206,340

Total	2,457,642	2,960,049	2,874,671
Eliminations	(2,679,930)	(3,111,922)	(3,304,784)

Consolidated total	7,765,507	9,068,928	9,108,170

Geographical profit (loss):
Japan	72,673	422,071	409,395
North and South America	(2,783)	22,136	22,500
Europe	(30,451)	20,438	13,903
Asia and Others	82,611	125,056	89,460
Corporate and eliminations	(49,177)	(70,220)	(75,717)

Consolidated total	72,873	519,481	459,541

Identifiable assets:
Japan	3,957,637	4,410,600	4,416,586
North and South America	285,039	320,487	455,216
Europe	272,513	430,149	452,924
Asia and Others	935,440	1,208,534	1,265,170
Corporate and eliminations	952,687	1,073,844	1,307,062

Consolidated total	6,403,316	7,443,614	7,896,958

By Business Field:

In a new phase of further growth, the Company has been accelerating initiatives to achieve global excellence. From April 1, 2008, in order to further clarify its business fields for investors, the Company discloses three business fields. This represents a voluntary and supplementary disclosure by the Company to further enhance readers’ understanding of the Company’s strategy, financial condition and results of operations. This disclosure is not intended to substitute for the segment disclosures as required by SFAS No. 131. The business fields are comprised of the Company’s five segments as follows:

Business fields	Business segments
Digital AVC Networks Solution	Digital AVC Networks
Solutions for the Environment and Comfortable Living	Home Appliances, PEW and PanaHome
Devices and Industry Solution	Components and Devices, Other

Yen (millions)
2009
Sales:
Digital AVC Networks Solution:
Digital AVC Networks	3,748,957

Total	3,748,957
Solutions for the Environment and Comfortable Living:
Home Appliances	1,222,950
PEW and PanaHome	1,766,262

Total	2,989,212
Devices and Industry Solution:
Components and Devices	1,127,270
Other	1,071,738

Total	2,199,008
Eliminations	(1,171,670)

Consolidated total	7,765,507

Profit by business field:
Digital AVC Networks Solution:
Digital AVC Networks	3,176

Total	3,176
Solutions for the Environment and Comfortable Living:
Home Appliances	48,980
PEW and PanaHome	40,081

Total	89,061
Devices and Industry Solution:
Components and Devices	7,107
Other	23,927

Total	31,034
Corporate and eliminations	(50,398)

Consolidated total	72,873

Schedule II

PANASONIC CORPORATION

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2009, 2008 and 2007

	Balance at beginning of period	Add	Deduct			Add (deduct)	Balance at end of period
		Charged to income	Change in consolidated subsidiaries	Bad debts written off	Reversal	Cumulative translation adjustments
Allowance for doubtful receivables:
2009	20,868	10,538	—	3,246	5,436	(1,593)	21,131
2008	29,061	6,008	4,378	5,109	3,542	(1,172)	20,868
2007	37,400	3,203	—	7,002	5,012	472	29,061

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000] and form of Amendment No. 1 to Deposit Agreement among such parties, including the form of American Depositary Receipt [incorporated by reference to Post-effective Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333-133099) filed on September 29, 2008]

4.1	Liability Limitation Agreement (English translation)
[Matsushita and Ikuo Uno entered into a Liability Limitation Agreement, dated June 29, 2005, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]
[Matsushita and Masayuki Oku entered into a Liability Limitation Agreement, dated June 26, 2008, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on June 30, 2008]
[Matsushita and each of Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi, entered into a Liability Limitation Agreement, each dated June 28, 2006, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Continuation of Policy toward Large-scale Purchases of Panasonic Shares

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANASONIC CORPORATION
(Registrant)

Date: June 30, 2009	By	/s/ Yukitoshi Onda
Yukitoshi Onda
Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000] and form of Amendment No.1 to Deposit Agreement among such parties, including the form of American Depositary Receipt [incorporated by reference to Post-effective Amendment No.1 to the Registration Statement on Form F-6 (File No. 333-133099) filed on September 29, 2008]

4.1	Liability Limitation Agreement (English translation)
[Matsushita and Ikuo Uno entered into a Liability Limitation Agreement, dated June 29, 2005, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 12, 2005]
[Matsushita and Masayuki Oku entered into a Liability Limitation Agreement, dated June 26, 2008, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on June 30, 2008]
[Matsushita and each of Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi, entered into a Liability Limitation Agreement, each dated June 28, 2006, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 1-06784) filed on September 11, 2006]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Continuation of Policy toward Large-scale Purchases of Panasonic Shares