Form 20-F
period 2010-03-31
PANASONIC Corp
filed 2010-06-30
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

Commission file number 1 - 6784

PANASONIC KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

PANASONIC CORPORATION

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

(Address of principal executive offices)

Masahito Yamamura, +81-6-6906-1763, yamamura.masahito@jp.panasonic.com, address is same as above

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

	Outstanding as of
Title of Class	March 31, 2010 (Japan Time)	March 31, 2010 (New York Time)
Common Stock	2,070,605,489
American Depositary Shares, each representing 1 share of Common Stock		103,982,722

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒     No  ☐.

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

This form contains 158 pages.

All information contained in this annual report is as of March 31, 2010 or for the year ended March 31, 2010 (fiscal 2010) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 21, 2010 was 91.18 yen = U.S.$1.

About the Company

Panasonic Corporation (hereinafter, unless the context otherwise requires, “Panasonic,” the “Panasonic Group” or the “Company” refers to Panasonic Corporation and its consolidated subsidiaries as a group) is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. As from October 1, 2008, the Company changed its company name from “Matsushita Electric Co., Ltd.” to “Panasonic Corporation.” Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 7,418 billion yen for fiscal 2010. Over the past nine decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2010 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (June 2010). Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, Asia and other countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd. “SANYO”; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2010	2009	2008	2007	2006
Statements of Operations Data:
Net sales	7,418	7,766	9,069	9,108	8,894
Income (loss) before income taxes	(29)	(383)	435	439	371
Net income (loss)	(171)	(404)	311	248	153
Net income (loss) attributable to Panasonic Corporation	(103)	(379)	282	217	154
Per common share:
Net income (loss) attributable to Panasonic Corporation:
Basic	(49.97)	(182.25)	132.90	99.50	69.48
Diluted	—	(182.25)	132.90	99.50	69.48
Dividends	12.50	40.00	32.50	25.00	17.50
	(U.S.$0.13)	(U.S.$0.40)	(U.S.$0.33)	(U.S.$0.21)	(U.S.$0.15)

Balance Sheet Data:
Total assets	8,358	6,403	7,444	7,897	7,965
Long-term debt	1,029	651	232	227	264
Total Panasonic Corporation shareholders’ equity	2,792	2,784	3,742	3,917	3,788
Common stock	259	259	259	259	259
Number of shares issued at year-end (thousands)	2,453,053	2,453,053	2,453,053	2,453,053	2,453,053
Number of shares issued and outstanding at year-end (thousands)	2,070,605	2,070,642	2,101,117	2,146,284	2,209,532

Yen exchange rates per U.S. dollar:
Year-end	93.40	99.15	99.85	117.56	117.48
Average	92.93	100.62	114.31	116.92	113.15
High	86.12	87.80	96.88	110.07	104.41
Low	100.71	110.48	124.09	121.81	120.93

	Dec. 2009	Jan. 2010	Feb. 2010	Mar. 2010	Apr. 2010	May 2010
Yen exchange rates for each month during the previous six months:
High	86.62	89.41	88.84	88.43	92.03	89.89
Low	93.08	93.31	91.94	93.40	94.51	94.68

Notes:	1.	Dividends per share reflect those paid during each fiscal year.
	2.	United States dollar amounts for dividends per share are translated from yen for convenience at the year-end exchange rate of each period.
	3.	The company adopted the provisions of ASC 810, “Consolidation” and the presentations requirements for the financial statements have been adopted retrospectively and prior year amounts of net income (loss) have been reclassified to conform to the presentation used for fiscal 2010.
	4.	Diluted net income (loss), attributable to Panasonic Corporation common shareholders per share, for fiscal 2010, has been omitted because the company did not have potential common shares that were outstanding for the period.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Once a year, Panasonic implements a Groupwide risk assessment survey to identify potential risks in an integrated and comprehensive manner. By identifying, evaluating and prioritizing these risks, Panasonic specifies risks at the Corporate Headquarters, business domain companies and Group affiliates, takes countermeasures that correspond to the materiality of each risk, and seeks continuous improvements through the monitoring of the progress of such countermeasures. Primarily because of the business areas and geographical areas where it operates, and the highly competitive nature of the industry to which it belongs, Panasonic is exposed to a variety of risks and uncertainties in conducting its businesses, including, but not limited to, the following. These risks may adversely affect Panasonic’s business, operating results and financial condition. This section includes forward-looking statements and future expectations as of the date of this annual report.

Risks Related to Economic Conditions

Continued or further weakness in Japanese and global economies may cause reduced demand for Panasonic’s products

Demand for Panasonic’s products and services may be affected by general economic trends in the countries or regions in which Panasonic’s products and services are sold. Economic downturns and resulting declines in demand in Panasonic’s major markets worldwide may thus adversely affect the Company’s business, operating results and financial condition. Triggered by the financial crisis in fiscal 2009, Panasonic’s business environment rapidly deteriorated due to declines in global consumption and business activities and due to intensified price competition. Regarding the business environment for fiscal 2011, ending March 31, 2011, the Company currently anticipates market conditions to remain unpredictable due to various factors including the yen’s appreciation and ever-intensified global competition, despite a gradually recovering global economy. Panasonic may incur increased costs for additional business restructuring in order to cope with the business environment. If global market conditions worsen beyond expectations, the business environment of Panasonic may deteriorate more than currently anticipated, which may adversely affect the Company’s business, operating results and financial condition.

Currency exchange rate fluctuations may adversely affect Panasonic’s operating results

Foreign exchange rate fluctuations may adversely affect Panasonic’s business, operating results and financial condition, because its international business transactions and costs and prices of its products and services in overseas countries are affected by foreign exchange rate changes. In addition, foreign exchange rate changes can also affect the yen value of Panasonic’s investments in overseas assets and liabilities because Panasonic’s consolidated financial statements are presented in Japanese yen. Generally, an appreciation of the yen against other major currencies such as the U.S. dollar and the euro may adversely affect Panasonic’s operating results. Meanwhile, a depreciation of the yen against the aforementioned major currencies may have a favorable impact on Panasonic’s operating results. The global financial crisis, which occurred in 2008, caused the rapid appreciation of the yen against other major currencies, which adversely and significantly affected Panasonic’s operating results in fiscal 2009 and fiscal 2010. Any further or continued appreciation of the yen may adversely affect the Company’s business, operating results and financial condition.

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

Decreases in the value of Japanese stocks may adversely affect Panasonic’s financial results

Panasonic holds mostly Japanese stocks as part of its investment securities. The value of such stocks has dropped significantly due to the world financial crisis and the recession of Japanese economy in fiscal 2009, causing Panasonic to record losses on valuation of its investment securities in fiscal 2009 and fiscal 2010. Further decreases in the value of stocks may cause additional losses due to decreases in the valuation of investment securities, thereby adversely affecting Panasonic’s operating results and financial condition. The decrease in the value of Japanese stocks may also reduce stockholders’ equity on the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

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

Rapid declines in product prices may adversely affect Panasonic’s financial condition

Panasonic’s business is subject to intense price competition worldwide, which makes it difficult for the Company to determine product prices and maintain adequate profits. Such intensified price competition may adversely affect Panasonic’s profits, especially in terms of possible decreases in demand. Amid accelerating changes in the structure of markets, such as a demand shift to emerging markets and lower-priced products, and market expansion of environmental and energy-related businesses, Panasonic’s product prices in digital electronics and many other business areas may continue to decline significantly.

Panasonic’s business is, and will continue to be, subject to risks generally associated with international business operations

One of Panasonic’s business strategies is business expansion in overseas markets. In many of these markets, Panasonic may face risks generally associated with international manufacturing and other business operations, such as political instability, including terrorist attacks and abduction, cultural and religious differences and labor relations, as well as economic uncertainty and foreign currency exchange risks. Panasonic may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with customers, subcontractors or parts suppliers. Panasonic may also experience various political, legal or other restrictions in investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or the rate of taxation in countries where Panasonic operates businesses. With respect to products exported overseas, tariffs, other barriers or shipping costs may make Panasonic’s products less competitive in terms of price. Expanding its overseas business may require significant investments long before Panasonic realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

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

Alliances with, and strategic investments in, third parties, and mergers and acquisitions undertaken by Panasonic, may not produce positive or expected results

Panasonic develops its businesses by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Panasonic’s goal of introducing new products and services, but Panasonic may not be able to successfully collaborate or achieve expected synergies with its partners. Furthermore, Panasonic does not control these partners, who may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. Panasonic and SANYO, upon resolutions of meetings of their respective Boards of Directors held on December 19, 2008, entered into a Capital and Business Alliance Agreement to widely pursue synergies in all business aspects of both companies. Panasonic subsequently conducted a tender offer for SANYO shares (at a purchase price of 131 yen per share of common stock, 1,310 yen per share of Class A preferred stock and 1,310 yen per share of Class B preferred stock) from November 5 through December 9, 2009, pursuant to a resolution of its Board of Directors held on November 4, 2009. As a result of Panasonic’s conversion of the Class B preferred stock of SANYO that it acquired through the tender offer into common stock, SANYO and its subsidiaries became Panasonic consolidated subsidiaries in December 2009. However, Panasonic may fail to achieve the expected results, despite the Company’s efforts to maximize synergies from the addition of SANYO to the Panasonic Group. Furthermore, as a result of consolidation of SANYO, deterioration of SANYO’s operating results and financial condition may adversely affect Panasonic’s operating results and financial condition.

Panasonic is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner, and at a reasonable price

Panasonic’s manufacturing operations depend on obtaining raw materials, parts and components, equipment and other supplies including services from reliable suppliers at adequate quality and quantity in a timely manner. It may be difficult for Panasonic to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the interruption of supply caused by, among other conditions, the bankruptcy of suppliers or increased industry demand. This may adversely affect the Panasonic Group’s operations. Although Panasonic decides purchase prices by contract, the prices of raw materials, including iron and steel, resin, and non-ferrous metals, and parts and components, may increase due to changes in supply and demand and the inflow of investment funds. Some components are only available from a limited number of suppliers, which also may adversely affect Panasonic’s business, operating results and financial condition.

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

Risks Related to Panasonic’s Management Plans

Panasonic is implementing a midterm management plan called “Green Transformation 2012” (GT12), announced on May 7, 2010, which runs from fiscal 2011 to fiscal 2013. Under this plan, Panasonic aims to achieve an operating profit* to sales ratio of 5% or more, sales of 10 trillion yen, ROE of 10% and CO2 emission reductions of 50 million tons (compared to the estimated amount of emission in fiscal 2013 assuming that no remedial measures were taken since fiscal 2006.) However, Panasonic may not be successful in achieving all the targets or in realizing the expected benefits because of various external and internal factors including deterioration of the business environment and increased costs of business restructuring such as additional business reorganization, the impairment of fixed assets and employment adjustment in order to cope with the business environment.

* In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies.

Risks Related to Legal Restrictions and Litigations

Panasonic may be subject to product liability or warranty claims that could result in significant direct or indirect costs

The occurrence of quality problems due to product defects, including safety incidents, in Panasonic products could make Panasonic liable for damages not covered by product and completed operation liability insurance, whereby the Company could incur significant expenses. Due to negative publicity concerning these problems, Panasonic’s business, operating results and financial condition may be adversely affected.

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

Payments or compensation related to environmental regulations or issues may adversely affect Panasonic’s business, operating results and financial condition

Panasonic is subject to environmental regulations such as those relating to climate change, air pollution, water pollution, elimination of hazardous substances, waste management, product recycling, and soil and groundwater contamination, and may be held responsible for certain related payments or compensation. Furthermore, if these regulations become stricter and an additional duty of eliminating the use of environmentally hazardous materials is imposed, or if the Company determines that it is necessary and appropriate, from the viewpoint of corporate social responsibility, to respond to environmental issues, the payment of penalties for the violation of these regulations or voluntary payment of compensation for consolation to parties affected by such issues may adversely affect Panasonic’s business, operating results and financial condition.

Leaks of confidential information or trade secrets may adversely affect Panasonic’s business

In the normal course of business, Panasonic holds confidential information mainly about customers regarding credit worthiness and other information, as well as confidential information about companies and other third parties. Such information may be leaked due to an accident or other inevitable cause, and any material leakage of confidential information may result in significant expense for related lawsuits and adversely affect Panasonic’s business and image. Moreover, besides customer information, there is a risk that Panasonic’s trade secrets, such as technology information, may be leaked by illegal conduct or by mere negligence of external parties, etc. If such is the case, Panasonic’s business, operating results and financial condition may be adversely affected.

Governmental laws and regulations may limit Panasonic’s activities, increase its operating costs or subject it to sanctions and lawsuits

Panasonic is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations, and internal control regulations due to the implementation of stricter laws and regulations and stricter interpretations. However, to the extent that Panasonic cannot comply with these laws and regulations from technical and economic perspectives, or if they become stricter and Panasonic determines that it would not be economical to continue to comply with them, Panasonic would need to limit its activities in the affected business areas. These laws and regulations could increase Panasonic’s operating costs. In addition, in the event that governmental authorities find or determine that Panasonic has violated these laws and regulations, Panasonic could become subject to regulatory sanctions, including money penalties, or criminal sanctions or civil lawsuits for damages, and could also suffer reputational harm.

Risks Related to Disasters or Unpredictable Events

Panasonic’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Panasonic’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Panasonic also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters, such as earthquakes, fires, floods, including those caused by climate change, wars, terrorist attacks, computer viruses or other events occur, or Panasonic’s information system or communications network breaks down or operates improperly as a result of such events, Panasonic’s facilities may be seriously damaged, or the Company may have to stop or delay production and shipment. Panasonic may incur expenses relating to such damages. In addition, if an infectious disease, such as a new highly-pathogenic flu strain, becomes prevalent throughout the world, Panasonic’s manufacturing and sales may be materially disrupted.

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

Panasonic’s shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may differ from that followed in foreign markets. Panasonic’s dividend payout practice is no exception. While the Company regularly announces forecasts of annual and interim dividends in April or May of each year, these forecasts are not legally binding. The actual payment of annual dividends requires a resolution of its shareholders. If the shareholders adopt such a resolution, the annual dividend payment is made to shareholders as of the applicable record date, which is currently specified as March 31 by its Articles of Incorporation. However, such a resolution of the Company’s shareholders is usually made at an ordinary general meeting of shareholders held in June. The payment of interim dividends requires only a resolution of its board of directors. If the board adopts such a resolution, the dividend payment is made to shareholders as of the applicable record date, which is currently specified as September 30 by its Articles of Incorporation. However, the board usually does not adopt a resolution with respect to an interim dividend until after September 30. Shareholders of record as of an applicable record date may sell shares in the market after the record date in anticipation of receiving a certain dividend payment based on the previously announced forecasts. However, since these forecasts are not legally binding and resolutions to pay dividends are usually not adopted until after the record date, Panasonic’s shareholders of record on record dates for annual or interim dividends may not receive the dividend they anticipate.

Item 4.	Information on the Company

A.	History and Development of the Company

GENERAL

The Company was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha (Address: 1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan. Phone: +81-6-6908-1121 / Agent: Mr. Ko Kaneko, President of Panasonic Finance (America), Inc.) as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of humankind through the supply of quality consumer electric and electronic goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white TVs and refrigerators. During the 1950s, the Company expanded its operations by establishing mass production and mass sales structures to meet increasing domestic demand, while also creating subsidiaries, making acquisitions and forming alliances. During the 1960s, the Company expanded its overseas businesses, and its products started obtaining worldwide recognition.

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

Also on April 1, 2003, the Company launched another joint venture company with Toshiba, upon separating their respective cathode ray tube (CRT) businesses with the exception of domestic CRT manufacturing operations. The Company formerly accounted for the investment in the new company, Matsushita Toshiba Picture Display Co., Ltd. (MTPD) and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with Financial Accounting Standards Board (FASB) Interpretation No.46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R), as a result of certain restructuring activities of MTPD. At March 31, 2006, the Company had a 64.5% equity interest in MTPD. At March 30, 2007, the Company acquired the remaining 35.5% equity interest in MTPD from Toshiba and MTPD was renamed MT Picture Display Co., Ltd.

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

On October 1, 2008, the Company changed its name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation” and its ticker symbol on the New York Stock Exchange from “MC” to “PC.” The Company completed its brand name change from the “National” brand, used for home appliances and housing equipment in Japan, to the “Panasonic” brand by the end of fiscal 2010, ended March 31, 2010. Subsequently, the “National” brand was abolished and the “Technics” brand will be used only for specific audio products.

On October 1, 2008, JVC and Kenwood integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) through a share transfer. The company has 24.4% of total issued shares of JVC KENWOOD HD.

On December 19, 2008, Panasonic and SANYO Electric Co., Ltd. (“SANYO”) entered into the capital and business alliance agreement. The Company aimed to acquire the majority of the voting rights of SANYO assuming full dilution (which takes into account conversion of Class A preferred stock and Class B preferred stock into common stock) by means of a public tender offer bid. Panasonic and SANYO formed a close alliance in business with the prospect of organizational restructurings of both companies.

In April 2009, Toshiba acquired all of Panasonic’s shares in TMD, a joint venture that develops, manufactures and sells liquid crystal displays (LCDs) and organic light emitting displays (OLEDs).

In December 2009, Panasonic completed acquisition of a majority of the voting stock of SANYO. With this acquisition, SANYO and its subsidiaries became consolidated subsidiaries of the Company and will continue pursuing its business as a Panasonic Group company.

In January 2010, Panasonic transferred the rights and obligations with respect to the business of System Solutions Company, its internal division company, to Panasonic Communications Co., Ltd., its wholly-owned subsidiary, through business division. The company aims to strengthen the system networking businesses including Security Systems, Broadcast Systems and Wireless VoIP Systems by integrating the system business and the fixed-line communications business toward global growth of B to B system business, in which the visual and communications businesses have been integrating under the further progress of IP networks.

In April 2010, Panasonic reorganized and integrated the Home Appliance and Automotive Motor, and Industrial Motor businesses into the Home Appliances Company. Panasonic also transferred the Information Equipment Motor Business to Minebea Motor Manufacturing Corporation.

CAPITAL INVESTMENT

Total capital investment amounted to 385 billion yen, 494 billion yen and 449 billion yen for fiscal 2010, 2009 and 2008, respectively. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measures, see “Overview—Key performance indicators” in Section A of Item 5.) In these years, the Company curbed capital investment in a number of business areas, in line with an increased management emphasis on cash flows and capital efficiency. The Company did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key areas as batteries and flat-panel TVs.

B.	Business Overview

SALES BY BUSINESS SEGMENT

Panasonic is engaged in the production and sales of electronic and electric products in a broad array of business areas. The Company divides its businesses into six segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other, adding “SANYO” as a new segment. The following table sets forth the Company’s sales breakdown by business segment for the last three fiscal years:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2010		2009		2008
Digital AVC Networks	3,410	(9)%	3,749	(13)%	4,320
Home Appliances	1,142	(7)	1,223	(7)	1,316
PEW and PanaHome	1,632	(8)	1,766	(8)	1,910
Components and Devices	1,005	(11)	1,127	(19)	1,399
SANYO	405	—	—	—	—
Other	1,012	(6)	1,072	(1)	1,084
JVC	—	—	—	—	183
Eliminations	(1,188)	—	(1,171)	—	(1,143)

Total	7,418	(4)%	7,766	(14)%	9,069

*	Percentage above reflects the changes from the previous year.
*	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”
*	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.
*	The Company has changed the transactions between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and eliminations for fiscal 2008 have been reclassified to conform to the presentation for fiscal 2009.
*	The healthcare business was transferred to Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the segment information for fiscal 2007 has been reclassified to confirm with the presentation for the year ended March 31, 2008.
*	JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.
*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries after January 2010 are included in the company’s consolidated financial statements.

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

In the digital AVC business, Panasonic is manufacturing a high definition product group containing a variety of AV, security, electronic, and Internet-enabled equipment that can be linked to a flat-panel VIERA TV and easily operated with a single remote (VIERA Link).

For flat-panel TVs, in fiscal 2010, amid rising global demand, Panasonic expanded its lineup, doubling the number of basic models from the previous year and responding in detail to diversifying market needs. As a result, strong sales were recorded in Japan, where the market was buoyed by the government’s “eco-point” program, and in Asia and emerging markets where high growth continued. Unit sales climbed sharply to 15.84 million units, 60% higher than the previous fiscal year.

In terms of flat-panel TV production, PDP manufacturing began at the fifth domestic PDP plant in Amagasaki in November 2009, and the Company also started operations at the IPS Alpha LCD plant in Himeji in April 2010. These state-of-the-art facilities should raise productivity further, increasing cost competitiveness, as should stepped-up efforts to relocate module and finished product production overseas.

For Blu-ray Disc and DVD recorders, in fiscal 2010, Panasonic increased its sales amid an expanding market for Blu-ray Disc recorders along with the spread of digital broadcasting and the popularity of flat-panel TVs. Higher sales were also strongly supported by the networking features of Panasonic’s products which enable them to link various devices, as well as basic functions such as extended recording in full HD video and simple operation. Panasonic maintained its top share in the global market as a result.

For digital cameras, in fiscal 2010, the market remained difficult as demand fell. While sales of Panasonic LUMIX digital cameras edged down slightly year on year, both high-value-added and standard models sold well. Impressively, sales of digital interchangeable lens system cameras such as the world’s smallest and lightest*1 GF1 model grew strongly on the back of widespread support from novices to camera enthusiasts alike for their easy to use functions on par with compact cameras as well as high performance and picture quality that only interchangeable lens system cameras can deliver.

*1. For an interchangeable lens digital camera incorporating an internal flash as of April 1, 2010. Panasonic estimate.

For digital video cameras, in fiscal 2010, sales were down year on year again due to demand and price declines, particularly in Europe and the United States. The HDC-TM30, the lightest compact model on the market, captured the number-one share in Japan. The HDC-TM300, a high-end model featuring three proprietary sensors, won market acclaim in Japan and overseas. For example, Camcorderinfo.com™, a major North American reviewer, selected this camcorder as its No.1 model.

In the fiscal 2010 notebook PC market, the Company’s Let’s note and TOUGHBOOK series posted lower sales year on year due to dwindling corporate demand both in Japan and overseas. However, Panasonic continued to develop and refine products in these series under the concept of high performance, light weight, long battery life and ruggedness, winning strong acclaim from the market. In particular, the TOUGHBOOK series has maintained the top position in the worldwide market for rugged mobile computers for eight consecutive years. And in October 2009, Panasonic added the CF-S and CF-N series business mobile PCs in the Japanese market. These Let’s note models feature even higher performance and extended battery life.

Panasonic is strengthening its system networks business, which integrates the system solutions and fixed-line communications businesses. This is in response to global growth in the BtoB system market, which is seeing increasing integration of image and communications technologies due to advances in IP. As part of this, on January 1, 2010, Panasonic merged its internal division company System Solutions Company and Panasonic Communications Co., Ltd. to form Panasonic System Networks Co., Ltd.

In the system networks business, in fiscal 2010, Panasonic vigorously developed its business operations overseas, centered on Communication Products for connecting people through voice and image, and Security Products for safeguarding human, property and information in companies and regions.

A highlight of the past fiscal year was the largest delivery of system products to an Olympic Winter Games at the Vancouver 2010 Olympic Winter Games. Panasonic supplied a range of equipment for the competition venues and the Olympic athlete villages, including LED large screen display systems, professional audio systems, DLP® (Digital Light Processing) projectors and AV security camera systems. Panasonic also shared the excitement of the Olympic Games through high-quality images and sound, such as by connecting welcome ceremonies at the Olympic athlete villages in Whistler and Vancouver via a HD Visual Communications System. This also helped cut athlete entourage travel time and costs as well as CO2 emissions.

In the mobile communications business, Panasonic offers mobile phones incorporating advanced technologies, and communications infrastructure equipment such as base stations. Through these products, the Company aims to realize a ubiquitous networking society that offers high-level security and greater convenience and comfort. Moreover, Panasonic proposes new lifestyles by linking mobile phones with its other wide-ranging products, such as the DIGA Blu-ray Disc/DVD recorders. In fiscal 2010, sales were lower than the previous year in the mobile communications business amid persistently weak demand in the Japanese mobile phone market, particularly for high-end handsets. However, Panasonic further sought to add value to the VIERA Keitai series. Besides enabling users to watch programs recorded on Blu-ray Disc-enabled DIGA recorders, the VIERA Keitai series features cameras with enhanced functionality, including high-speed auto focus and Intelligent Auto (iA) mode. Also Panasonic captured market share by developing stylish and simple volume-zone handsets emphasizing basic functions.

In the automotive electronics business, Panasonic operates in wide-ranging fields, from car navigation systems to key devices such as engine control units and batteries for eco cars. As interest rises in green and safer vehicles, automotive electronics are expected to fulfill a wider range of roles, highlighting the considerable growth potential. In fiscal 2010, sales recovered from the previous fiscal year thanks mainly to a rebound in auto sales instigated by government initiatives around the world to spur new car purchases, as well as the lowering of expressway toll charges in Japan, which stimulated demand for ETC terminals. New car navigation system products also drove sales. Strada F Class, for example, won high marks as the first car navigation system to deliver high-definition picture quality in combination with the world’s first in-car Blu-ray Disc player. Panasonic also bolstered its product lineup with the aggressive launch of new products such as portable Strada Pocket car navigation systems.

Home Appliances

Panasonic’s principal products in this segment include home appliances such as refrigerators, room air conditioners, washing machines and clothes dryers, and vacuum cleaners. This segment also includes lighting and environmental systems.

In home appliances, Panasonic offers safe, reliable and well-liked products and services in the fields of people’s daily living environments closely linked to clothing, food and housing. It also develops products tailored to people’s lives and enhances environmental performance. In fiscal 2009, Company marketed its home appliance products, such as room air conditioners, under the Panasonic brand for the first time nationwide in Japan. Overseas, Panasonic introduced new refrigerators and washing machines with cutting-edge technologies in Europe in March 2009. In fiscal 2010, sales declined because of lower demand, as well as the negative impact of sluggish room air conditioner sales during unseasonable weather. In Japan, however, refrigerator, room air conditioner, tilted-drum washer/dryers and other product models featuring “ECO NAVI,” which automatically saves electricity depending on the mode of use, won strong support as appliances with a high level of environmental performance, thereby driving sales. Sales were especially strong for large refrigerators with a capacity of 400 liters or more, which benefited from the “eco-point” system in Japan. Overseas, Panasonic washing machines saw strong sales in China on the back of a Chinese government home appliance subsidy program. Furthermore, refrigerators and washing machines in Europe have sold well as consumers have appreciated their industry-leading environmental performance.

In the lighting business, Panasonic has been developing products that conserve energy and resources, and are based on universal design. The Company has maintained a top-class share in the lighting field in Japan. In fiscal 2010, low-power-consumption and long-life LED bulbs were released under the EVERLEDS brand in Japan to a strong response from the market. Coupled with the beneficial effect of the Japanese government’s “eco-point” system, sales steadily increased. Due to the rapid expansion in demand for LED lighting products, production was moved to a facility in Indonesia that can manufacture large quantities in December 2009. This plant can manufacture 300,000 units per month and is ramping up its production as well as production efficiency by capitalizing on our expertise in producing ball-type fluorescent lamps.

The environmental systems business of Panasonic is developing ventilation fan systems, indoor air quality products and environmental engineering businesses, to offer environmentally-conscious and comfortable lifestyles, and a recycling-oriented society. In fiscal 2010, air purifiers and nano-e generators to combat influenza performed strongly in Japan. Moreover, sales of ultra pure water manufacturing equipment for plasma and LCD panels, lithium-ion batteries and other production equipment were strong. Overseas sales grew on the back of rising demand for ceiling fans, particularly in Asia.

PEW and PanaHome

This segment includes Panasonic Electric Works Co., Ltd. (PEW), PanaHome Corporation (PanaHome) and their respective subsidiaries.

PEW manufactures, sells, installs and provides services related to a wide variety of products. These include electrical construction materials, home appliances, building products, electronic materials and automation controls.

In fiscal 2008, in response to an increase of public demand, home fire alarms recorded a rise in sales. Aesthetic products such as nanocare facial ionic steamers won strong market acceptance. Sales of environmentally-conscious products like multilayer printed circuit board materials and semiconductor encapsulation materials grew significantly. In fiscal 2009, new Panasonic brand products, including personal care products, such as nanoparticle ion steamers received strong market acceptance. In addition, environmentally-conscious lighting products including LED lighting showed steady growth. In fiscal 2010, PEW continuously posted higher sales of LED lighting in Japan. In addition, sales of new products grew steadily, including the hair dryer “nano care”, which provides UV care with “nano-e” particles, and Massage Sofa, which won strong acceptance in the market for interior design qualities. Modular kitchens and unit baths in the standard-price range also showed steady sales growth. Moreover, PEW aggressively expanded sales of automotive devices such as EV relays and Back & Corner (B&C) sensors in step with the growing demand for eco car in Japan. Overseas sales staged a recovery on rising demand for devices for use in vehicles, digital home appliances, and mobile phones, which was fanned by economic stimulus programs, particularly in China.

PanaHome is developing its business under the basic concept of offering “Eco-Life Homes” that provide people- and environment-conscious living spaces. PanaHome centers on detached housing, asset management and home remodeling businesses, emphasizing safety and security, health and comfort, and energy generation and conservation.

In fiscal 2008, PanaHome became the first in the Japanese housing industry to offer an all-electric rental apartment house series called EL MAISON NEXT. In fiscal 2009 and 2010, PanaHome diligently pursued its superior environmental performance and energy conservation technologies, including solar power generation systems and all-electric home design fixtures. In recognition of strong acceptance for these activities, PanaHome won the House of the Year in Electric 2009 prize of excellence, receiving a House of the Year award for the third consecutive year.

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

In the semiconductor business, Panasonic provides a wide range of semiconductor products as total solutions, such as system LSIs integrating multiple functions on a single chip, and image sensors delivering higher picture quality for digital cameras.

The UniPhier® Integrated Platform combines software and hardware resources across different product categories to improve R&D efficiency and design quality. In fiscal 2008, the Company began mass production of 45nm-process system LSIs using 300mm wafers. In fiscal 2009, Panasonic proceeded with the commercialization of 45nm-process next-generation UniPhier® system LSIs. The Company also developed an application/transmission integrated LSI that combines one system LSI for the communications function of mobile phones and another system LSI for an application function in one UniPhier®. In fiscal 2010, Panasonic developed a new UniPhier® system LSI for displaying high-resolution 3D images, providing network capability and enabling other functions. This new system LSI is incorporated in 3D plasma TVs and Blu-ray Disc recorders. By the end of fiscal 2010, UniPhier® was applied in a total of 300 digital products. Panasonic developed technology for 32nm-process system LSIs with a view to commercialization by the end of fiscal 2011, in order to achieve even higher integration and lower power consumption for semiconductors. Panasonic also strengthened its management structure. Specifically, in the diffusion process, the Company extended the consolidation of operations to large diameter wafers, which facilitate higher production efficiency. In the assembly process, the Company shifted more of its operations to overseas plants.

The electronic devices business develops products such as sensors, printed circuit boards, and capacitors based on three core technologies: membrane and micro electro mechanical system technology, circuit board and mounting technology, and power management technology.

To provide optimal key devices and total solutions worldwide to meet finished product concepts, Panasonic has developed high-value-added components mainly for Digital AV equipment, information and communication equipment, and automotive electronics equipment in recent years. In fiscal 2008, the Company opened Device Application Centers which have both development and sales functions, in the U.S., Europe and China, to improve competitive total solutions for its customers. In fiscal 2009, sales of capacitors, electromechanical components and other products struggled due to deteriorating market conditions and inventory cutbacks at finished product manufacturers. Nevertheless, the Company focused on growing industries amid the economic downturn and actively endeavored to expand sales. In fiscal 2010, Panasonic worked to speed up management and enhance cost competitiveness. While concentrating business resources on growth fields such as devices for eco-cars, the Company achieved new process innovations. For example, Panasonic achieved the rapid launch of new products by promoting localization in activities ranging from manufacturing to sales at overseas sites.

The battery business consists of primary batteries including dry batteries and rechargeable batteries such as lithium-ion batteries. In the primary battery business, Panasonic globally provides dry alkaline EVOLTA batteries, which have won recognition for their long life. In rechargeable batteries, the Company is expanding its business focusing on lithium-ion batteries. In fiscal 2008, responding to increasing demand for electronic equipment that consumes less electricity, Panasonic developed the dry alkaline EVOLTA batteries. In fiscal 2009, the Company started to sell the dry alkaline EVOLTA batteries and rechargeable EVOLTA batteries, expanding its lineup to meet diversified needs. In fiscal 2010, Panasonic started to produce large volumes of high-energy-output 3.1 Ah lithium-ion batteries (18650size) ahead of competitors. Demand for lithium-ion batteries is expected to increase along with the uptake of eco-cars. Besides outstanding safety, Panasonic’s lithium-ion batteries boast high energy output and durability thanks to their nickel-based cathodes.

The electric motors business provides products in a variety of fields, including home appliances, industrial equipment, and AV equipment and office products. It aims to help customers achieve innovation in their finished products and to protect the global environment through the development of energy-efficient motors. In fiscal 2008, strong sales were recorded in FA servo motors, motors for vacuum cleaners and compact brushless motors used in game consoles. In fiscal 2009, although sales declined due to a fall in demand, the electric motors business pushed ahead with efforts to accelerate collaboration with Panasonic’s finished product divisions by proceeding with the start up of mass production of Dual DD motor for the “Dancing laundering & drying system” washer/dryer. In fiscal 2010, sales improved overall thanks to steady growth in sales of air conditioner motors in China and industrial motors in China and other Asian countries.

In April 2010, Panasonic reorganized and integrated the Home Appliance and Automotive Motor, and Industrial Motor businesses into the Home Appliances Company. Panasonic also transferred the Information Equipment Motor Business to Minebea Motor Manufacturing Corporation.

SANYO

The SANYO segment consists of SANYO Electric Co., Ltd. (SANYO) and its subsidiaries.

As SANYO and its subsidiaries became the Company’s consolidated subsidiaries in December 2009, information for this segment only pertains to the most recent fiscal year, the period from January to March 2010.

SANYO manufactures and sells products in three fields: energy (solar cells and rechargeable batteries), ecology (commercial equipment, home appliances and car electronics), and electronics (electronic devices and digital system devices) to support the energy and ecology fields. SANYO has developed these businesses globally, placing a great emphasis on energy-related businesses. SANYO is drawing on its unique technologies such as lithium-ion batteries widely used in mobile devices and HEVs (hybrid electric vehicles), and HIT® Solar Cells, which boast high conversion efficiency.

In fiscal 2010, the three-month period from January to March 2010, sales of digital cameras struggled due mainly to lower market prices of products. However, overall sales were favorable as demand recovered, particularly for solar cells and optical pickups. Amid rising demand spurred by economic stimulus programs and environmental policies in various countries, sales of solar cells increased as SANYO strengthened competitiveness with high conversion efficiency and manufacturing cost reductions. Sales of lithium-ion batteries and electronic components such as optical pickups registered favorable growth due to recovering demand in the PC market.

Other

In the factory automation (FA) business, Panasonic supplies manufacturing systems that support the production of advanced electronic equipment, and is improving the performance of mounting equipment as well as its advanced technology in circuit manufacturing technology. This contributes to customers’ businesses through the proposal of various solutions, such as raising the operating rate of mounting lines and mounting quality. In fiscal 2008, Panasonic released new products that enable multiple mounting and mounting of high-brightness LEDs. In fiscal 2009, the Company developed a high-performance head and improved productivity and versatility in response to its client needs. “NPM (Next Production Modular)” achieves high area productivity by carrying out all processes, from printing and mounting to inspection using the same platform. In fiscal 2010, Panasonic launched a “full dual lane mounting system” as a next-generation platform offering outstanding function and flexibility as well as future-proofing. By combining the “NPM-DSP (Next Production Modular - Dual Screen Printer)” and “NPM,” this system conveys printed circuit boards (PCBs) on two lanes, that handle the mass production of single modules as well as the mixed production of various different types of PCBs and simultaneously print on the front and rear.

MARKETING CHANNELS

The table below shows a breakdown of Panasonic’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2010		2009		2008
Japan	3,994	54%	4,082	53%	4,545	50%
North and South America	918	12	997	13	1,251	14
Europe	771	11	963	12	1,213	13
Asia and Others	1,735	23	1,724	22	2,060	23

Total	7,418	100%	7,766	100%	9,069	100%

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

As a part of collaboration between Panasonic and SANYO, the two companies intend to promote mutual use of sales channels in Japan and overseas. On July 1, 2010, Panasonic will launch HIT® 215 Series household solar power generation systems, the first series of collaborative products to be developed since SANYO became a part of the Panasonic group. The Company will fully utilize its sales channels in Japan.

Overseas Operations

Worldwide, Panasonic has 679 consolidated companies as well as 232 associated companies under the equity method. International marketing and sales of Panasonic’s products are handled mainly through its sales subsidiaries and affiliates located in respective countries or regions in coordination with business domain companies and regional headquarter companies. In some countries, however, marketing and sales are handled through independent agents or distributors, depending on regional characteristics. Additionally, certain products are also sold on an OEM basis and marketed under the brand names of third parties.

Overseas sales represented approximately 46% of the Company’s total consolidated sales in fiscal 2010.

Overseas operations are expected to serve as a growth engine for the entire Panasonic Group. Panasonic will therefore further strengthen ties between manufacturing companies in various regions and business domain companies in Japan. Panasonic will also identify strategic products and sales channels for each region and country, and effectively allocate management resources in order to achieve further progress and strengthen management structure. In addition to markets in Europe and the United States, Panasonic views the growing BRICs + V*1 and MINTS + B*2 markets as a key to success overseas.

Panasonic established a Russia Division, India Coordination Department and Brazil Coordination Department in April 2007. The Company also established sales company in Turkey in June 2009.

*1	BRICs+V: Brazil, Russia, India, China and Vietnam
*2	MINTS+B: Mexico, Indonesia, Nigeria, Turkey, Saudi Arabia and the Balkans

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

In an attempt to improve operational efficiency and to reduce parts and materials costs, Panasonic has been increasing centralized purchasing at its headquarters for materials commonly used in many product divisions throughout Panasonic, such as steel, plastics, semiconductors and electronic components, while at the same time accelerating the initiatives to standardize parts and grade unification of steel and resin. Such efforts are coordinated by the Global Sourcing Center established in April 2003. At the business domain company level, an increasing focus has been put on centralized purchasing for parts and materials commonly used in factories within each business domain company.

To minimize the adverse effects of global price increase of raw materials, Panasonic further strengthened materials cost reduction initiatives including a reduction in the number of parts through the standardization of design, use of “Value Engineering” techniques, and additional cost reduction activities covering indirect materials.

Due to an increasing global awareness of CSR values, the Company recently decided to extend its commitment to social responsibility by requiring its suppliers to maintain environmental preservations, quality, safety, information security management, human rights and comply with the related laws and regulations.

To implement Panasonic’s ‘eco ideas’ Declaration, the Company is promoting joint activities with business partners to reduce the impact of business activities on the global environment and accelerate the PDCA management cycle, effective from fiscal 2010.

By implementing the above-mentioned activities and strengthening partnership with excellent suppliers, Panasonic aims to reinforce its procurement activities.

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

Panasonic is a licensee under various license agreements which cover a wide range of products, including AV products, computers, communications equipment, semiconductors and other components. Panasonic has non-exclusive patent license agreements with, among others, Technicolor S.A., Thomson Licensing LLC. and Thomson Licensing S.A. covering a broad range of products, including TVs, VCRs and DVD products. Panasonic has non-exclusive patent cross-license agreements with, among others, Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Further, Panasonic has a non-exclusive patent cross-license agreement with Eastman Kodak Company covering digital still camera, camcorder and mobile phones. Panasonic has a non-exclusive patent cross-license agreement with Ericsson covering mobile phones.

The Company considers all of its technical exchange and license agreements beneficial to its operations.

COMPETITION

The markets in which the Company sells its products are highly competitive. Panasonic’s principal competitors, across the full range of its products, consist of several large Japanese and overseas manufacturers and a number of smaller and more specialized companies. Advancements toward a borderless economy have also applied pressure to Japanese manufacturers, including Panasonic, in terms of global price competition, especially from Chinese and Korean manufacturers. To counter this, the Company is devising various measures to enhance its competitiveness, with a focus on the development of differentiated products, cost reduction and efficiency improvements. Such measures include the development of products with Panasonic’s differentiated technologies, innovation of manufacturing processes through the use of information technology, increasing overseas production for optimum manufacturing allocation from a global perspective, and shortening production and distribution lead time.

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

To comply with recycling laws both in Japan and other countries/regions, Panasonic has been actively taking measures. The Company established an efficient system to collect and recycle used home appliances, comprising air conditioners, CRT TVs, flat-panel TVs, refrigerators, washing machines and clothes dryers in compliance with the Law for Recycling of Specified Kinds of Home Appliances in Japan effective April 1, 2001. As one of its measures to contribute to the establishment of a recycling-oriented society, the Company established the Panasonic Eco Technology Center Co., Ltd. not only to dismantle used products, but also to promote research and development of recycling technologies. In Europe, the Waste Electrical and Electronic Equipment (WEEE) Directive designed to promote recycling came into force in August 2005. Preparing for mandatory recycling under the WEEE directive, Panasonic established Ecology Net Europe GmbH (ENE) in Germany in April 2005. The Company promotes construction of networks connecting manufacturers, recycling companies and hauling companies through ENE. In the U.S., Panasonic Corporation of North America, which is a regional company of Panasonic, has established a new electronic product recycling management company, Electronics Manufacturers Recycling Management Company, LLC (MRM) with other manufacturers to satisfy requirements enacted in July 2007 in the state of Minnesota. Although MRM’s initial focus was to collect products in Minnesota, a scope of operation has been developing to expand its activities to other states with electronic product recycling mandates. Through these efforts, Panasonic is carrying out its compliance programs not only to meet the requirements demanded by legislations, but also to establish cost efficient systems that will further enhance its competitive edge.

In January 2003, the Company announced that disposed electric equipment containing polychlorinated biphenyl (PCB) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility in Japan, and excavation measures were completed at the end of March 2009. The applicable laws in Japan require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of approximately 9 billion yen by March 31, 2010 for necessary actions, such as investigation on whether the PCB equipment is buried at the facilities by excavating, maintaining and disposing the PCB equipment that is already discovered, and soil remediation. In light of those regulations, the Company has been taking necessary actions such as investigating by excavation whether the PCB equipment is buried at the facilities, maintaining and disposing the PCB equipment that have been already discovered, and soil remediation, aiming to facilitate the proper management of PCB waste and full-scale measures for soil remediation.

To deal with climate change issues, various kinds of measures, especially those for energy efficiency of products, have been taken worldwide. In Japan, the Energy Conservation Law was revised in 1999, and the Top-runner standard was introduced, which aims to continuously increase products’ energy efficiency performance on an industry-wide basis. As a target value for a goal year, the Program uses a value of the product with the highest energy consumption efficiency on a market during the standard establishment process. The scopes of covered products are expanding, and standards become more stringent as necessary. Other countries/regions, such as the European Union, the United States, China, Korea, and Australia also have regulations for energy conservation improvement (energy-saving standards and labeling systems) for home appliances and AV products. Panasonic takes a proactive measure to comply with these requirements, and further promotes development of energy-saving products.

Also, Panasonic is promoting its initiatives for regulations relevant to chemical substances management. In Europe, the RoHS Directive, which bans the sales of electrical and electronic equipment using six specified hazardous substances from the EU market, was issued in February 2003. The Company completed initiatives for the non-use of the abovementioned six specified hazardous substances in its covered products by the end of October 2005, in order to reduce possible contamination by these substances after products are disposed of. Additionally, the REACH regulation came into force in June 2007. The REACH requires all chemicals of one ton or more that are manufactured in or imported into the European Union each year to be evaluated for health and safety impact, registration with the European Chemical Agency (ECHA), and sharing of information and notification thereof to the ECHA regarding content of ECHA-specified substances of very high concern in products. Laws and regulations similar to the EU RoHS Directive are implemented in Japan, South Korea, China, and some states in the US such as California. In the Act on the Promotion of Effective Resource Utilization of Resources in Japan and the Administration on the Control of Pollution Caused by Electronic Information Products in China, manufacturers and importers are required to disclose information on the chemical substances targeted in the EU RoHS contained in specific products through label application. Panasonic is carrying out its compliance programs to meet the requirements of relevant regulations.

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

In order to maintain production, sales and service activities effectively in broad business areas as a comprehensive electronics manufacturer, Panasonic has been operating under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on Groupwide strategic functions. In January 2003, Panasonic launched a new business domain-based organizational structure, and introduced new Group management control systems from April 1, 2003. Under this new structure, each business domain company, either an internal divisional company of the parent company or a subsidiary, takes full responsibility in its own business area, thereby establishing an autonomous management structure that expedites self-completive business operations to accelerate growth. On April 1, 2004, PEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Accordingly, the Company successfully eliminated overlaps in R&D, manufacturing and sales, thereby creating an optimum Group structure that facilitates the effective use of management resources to achieve growth strategies. JVC became associated companies under the equity method from consolidated subsidiaries in August 2007. SANYO and its subsidiaries became the Company’s consolidated subsidiaries in December 2009.

Panasonic’s consolidated financial statements as of March 31, 2010 comprise the accounts of 680 consolidated companies, with 232 associated companies under the equity method.

Principal divisional companies and subsidiaries as of March 31, 2010 are as listed below:

(1)	Internal divisional companies of Panasonic Corporation:

Name of internal divisional company
AVC Networks Company
Automotive Systems Company
System Networks Company
Home Appliances Company
Lighting Company
Semiconductor Company
Energy Company
Motor Company

Note: Home Appliances Company integrated Motor business of Motor Company, accordingly Motor Company was dissolved, effective April 1, 2010.

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
SANYO Electric Co., Ltd.	50.2%
Panasonic Electric Works Co., Ltd.	52.1
IPS Alpha Technology, Ltd.	44.9
Panasonic Plasma Display Co., Ltd.	75.0
Panasonic System Networks Co., Ltd.	100.0
PanaHome Corporation	54.5
Panasonic Electronic Devices Co., Ltd.	100.0
Panasonic Mobile Communications Co., Ltd.	100.0
Panasonic Factory Solutions Co., Ltd.	100.0
Panasonic Ecology Systems Co., Ltd.	100.0
Panasonic Shikoku Electronics Co., Ltd.	100.0

(3)	Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Panasonic Corporation of North America	U.S.A.	100.0%
Panasonic Europe Ltd.	U.K.	100.0
Panasonic AVC Networks Czech, s.r.o.	Czech Republic	100.0
Panasonic Asia Pacific Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Singapore Pte. Ltd.	Singapore	100.0
Panasonic System Networks Philippines Corporation	Philippines	100.0
Panasonic Taiwan Co., Ltd.	Taiwan	69.8
Panasonic Corporation of China	China	100.0
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	China	67.8

D.	Property, Plants and Equipment

Panasonic’s principal executive offices and key research laboratories are located in Osaka, Japan.

Panasonic’s manufacturing plants are located principally in Japan, other countries in Asia, North and South America and Europe. Panasonic considers all of its factories well maintained and suitable for current production requirements. In addition to its manufacturing facilities, Panasonic’s properties all over the world include sales offices, research and development facilities, employee housing and welfare facilities, and administrative offices.

Substantially all of facilities are fully owned by the Company and its subsidiaries. The following table sets forth information as of March 31, 2010 with respect to Panasonic-owned principal facilities:

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(The Company)
Kadoma Plant, Osaka	2,452	Video and audio equipment
Ibaraki Plant, Osaka	830	Video equipment
Sendai Plant, Miyagi	369	Video and audio equipment
Yamagata Plant, Yamagata	424	Video and audio equipment
Matsumoto Plant, Nagano	325	Car AVC equipment
Kusatsu Plant, Shiga	3,560	Room air-conditions and refrigerators
Kobe Plant, Hyogo	828	Information equipment and cooking appliances
Yashiro Plant, Hyogo	381	Rice cookers
Tsuyama Plant, Okayama	677	Recordable media
Okayama Plant, Okayama	604	Camcorders
Nara Plant, Nara	1,728	Home appliances
Saedo Plant, Kanagawa	348	Information equipment and car AVC equipment
Takatsuki Plant, Osaka	1,785	Electric lamps
Nagaoka Plant, Kyoto	969	Semiconductors
Arai Plant, Niigata	1,115	Semiconductors
Uozu Plant, Toyama	1,492	Semiconductors
Tonami Plant, Toyama	841	Semiconductors
Osaka Plant, Osaka	1,467	Batteries
Suminoe Plant, Osaka	1,030	Batteries
Wakayama Plant, Wakayama	178	Batteries
R&D Advanced Device Development Center, Kyoto	208	Research and development functions
Living Environment Development Center etc., Osaka	804	Research and development functions
Production Engineering Laboratory etc., Osaka	1,087	Research and development functions
Advanced Technology Research Laboratories, Kyoto	243	Research and development functions

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
Branch Office and Sales Office, Osaka	559	Sales functions
Head Office etc., Osaka	3,935	Corporate administration, employee housing and welfare facilities
(Domestic subsidiaries)
Panasonic Mobile Communications Co., Ltd., Kanagawa	3,007	Mobile communications and communications network-related equipment
Panasonic System Networks Co., Ltd., Fukuoka	1,556	Surveillance and security cameras, settlement and verification terminals, IP-related equipment
Panasonic Shikoku Electronics Co., Ltd., Ehime	2,664	Healthcare equipment, optical pickup and other electro-optic devices
Panasonic Plasma Display Co., Ltd., Hyogo	7,559	Plasma TVs and TV modules
IPS Alpha Technology, Ltd., Chiba	2,298	LCD panels
IPS Alpha Technology Himeji, Ltd., Hyogo	3,865	LCD panels
Panasonic Ecology Systems Co., Ltd., Aichi	1,480	Ventilation and air-conditioning equipment
Panasonic Photo & Lighting Co., Ltd., Osaka	388	Electric lamps
Panasonic Electric Works Co., Ltd., Osaka	17,410	Lighting fixtures, wiring devices and automation controls
PanaHome Corporation, Osaka	4,022	Detached housing and rental apartment housing
Panasonic Electronic Devices Co., Ltd., Osaka	3,224	Components
Panasonic Electronic Devices Japan Co., Ltd., Osaka	3,072	Components
Panasonic Semiconductor Discrete Devices Co., Ltd., Kyoto	846	Semiconductors
SANYO Electric Co., Ltd., Osaka	16,261	Solar cells, rechargeable batteries, electronic devices, commercial equipment, AV equipment and home appliances
Panasonic Factory Solutions Co., Ltd., Osaka	1,020	Electronic-components-mounting machines and industrial robot
Panasonic Welding Systems Co., Ltd., Osaka	386	Welding equipment
Panasonic Consumer Marketing Co., Ltd., Osaka	7	Sales functions

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(Overseas subsidiaries)
Panasonic Corporation of North America, U.S.A.	2,152	Manufacture and sales, with regional headquarters functions
Panasonic Avionics Corporation, U.S.A.	—	Airline AVC equipment
Panasonic Brazil Co., Ltd., Brazil	642	Manufacture and sales functions
Panasonic AVC Networks Czech, s.r.o., Czech Republic	838	Plasma and LCD TVs
IPS Alpha Technology Europe, s.r.o., Czech Republic	408	LCD modules
Panasonic U.K. Ltd., U.K.	100	Sales functions
Panasonic Semiconductor Asia Pte. Ltd., Singapore	462	Semiconductors
Panasonic Refrigeration Devices Singapore Pte. Ltd., Singapore	724	Refrigerators
Panasonic Taiwan Co., Ltd., Taiwan	1,473	Manufacture and sales functions
Panasonic Wanbao Compressor (Guangzhou) Co., Ltd., China	1,181	Compressors
Panasonic Semiconductor (Suzhou) Co., Ltd., China	469	Semiconductors
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd., China	1,102	Air-conditioning equipment
Panasonic Home Appliances Washing Machine (Hangzhou) Co., Ltd., China	1,357	Washing machines
Panasonic Corporation of China, China	—	Sales with regional headquarters functions

In addition to the Panasonic-owned facilities, as of March 31, 2010, the Company and its subsidiaries shown in above table leased approximately 15.0 million square feet of floor space from third parties, most of which was for sales office space.

Substantially all of Panasonic’s properties are free of material encumbrances and Panasonic believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2010, there was no material problem, regarding both the productive capacity and the extent of utilization of Panasonic’s properties.

In terms of environmental issues, all of the Panasonic’s properties operate in compliance with governmental and municipal laws and regulations. Furthermore, the Company established a number of internal environmental guidelines which are stricter than those provided by the relevant authorities. In case any occasional non-compliance may take place, such as the previously mentioned PCB issue, Panasonic takes immediate and appropriate actions to meet the regulatory requirements and to ensure current good utilization standards.

Item 4A.	Unresolved Staff Comments

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2010 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

Panasonic is one of the world’s leading producers of electronic and electric products. Panasonic currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. As of October 1, 2008, the Company changed its company name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.” Upon the company name change, Panasonic implemented its brand name change from the “National” brand, used for home appliances and housing equipment in Japan, and “Technics” brand, used for audio equipment, to the “Panasonic” brand. On December 21, 2009, the Company exchanged nonvoting stocks of SANYO, which had been acquired through a tender offer, for common stock, and as a result, the Company acquired 50.2% of the voting rights of SANYO and obtained a controlling interest in SANYO. Accordingly, the corporate brands became “Panasonic,” “PanaHome” and “SANYO.”

Panasonic divides its businesses into six segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other, adding “SANYO” as a new segment. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, general electronic components, batteries and electric motors. “SANYO” includes solar cells and lithium-ion batteries, optical pickups, and others. “Other” includes FA equipment and other industrial equipment.

SANYO focuses its efforts in manufacturing, sales, maintenance and services in the consumer, commercial, component and other businesses. As a result of this acquisition, the Company and SANYO believe that a strong collaborating relationship between the two companies will be established under the large business strategy as an united business group, and through this collaboration, great synergy will be generated, such as the further expansion in the solar business, reinforcement of competitiveness in the rechargeable battery business, strengthening of the financial and business position of SANYO through the application of the Company’s cost reduction know-how, and creation of a comprehensive solution business centered on the environment and energy.

In the year ended March 31, 2010, the Company achieved a significant improvement in cash reserves through its enhanced cash flow management project. As a result, free cash flow for the year improved by 644 billion yen compared with the Company’s original plan. This was more than enough to cover the acquisition cost of SANYO, 404 billion yen. Cash reserves were approximately 1,200 billion yen at the end of fiscal 2010 including SANYO’s cash reserves.

Economic environment

In the year ended March 31, 2008, the Japanese economy for the first half continued a recovery trend with an improvement in consumer spending, but for the second half the Japanese economy slowed down, as a result of negative factors such as rising prices for crude oil and raw materials, and a stronger yen against the U.S. dollar. In the year ended March 31, 2009, the Japanese economy encountered very severe conditions due to the global financial crisis and the sharp deterioration of the world economy. In the year ended March 31, 2010, thanks to the various economic stimulus programs such as the government’s “eco-point” system, the Japanese economy hit bottom and returned to recovery from the previous year.

As for the overseas economy, in the year ended March 31, 2008, the U.S. economy was sluggish in the second half of fiscal 2008 as the subprime loan problem in the U.S. led to downturns in both housing investment and consumer spending. Meanwhile, in Europe, economic growth continued for the first half, but slowed down in the second half of fiscal 2008, due mainly to a downturn in consumer spending. In Asia, the Chinese economy maintained a high growth rate due mainly to strong exports. In the year ended March 31, 2009, the global financial crisis caused a rapid economic downturn worldwide, and this caused negative effects on the Japanese economy through a sharp decrease in exports and capital investment. In the year ended March 31, 2010, despite a visible market recovery in some regions such as China and Asia, the industry in general was unable to overcome the impact of the global recession. Due to these circumstances, the market structure underwent rapid change especially in terms of demand shifts to emerging markets and lower-priced products, along with the expansion of environment and energy related markets.

Condition of foreign currency exchange rates and Panasonic’s policy

Foreign currency exchange rates fluctuated during the three-year period ended March 31, 2010. In the year ended March 31, 2008, there was a sharp increase in the Japanese yen against the U.S. dollar. In the year ended March 31, 2009, there continued a sharp increase in the Japanese yen against the major currencies such as the U.S. dollar and euro. In the year ended March 31, 2010, there was also an increasing appreciation of the yen. In order to alleviate the effects of currency-related transaction risks, Panasonic has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Panasonic has also increased matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operations’ functional currencies.

Summary of operations

Panasonic’s consolidated sales and earnings results during the last three fiscal years, reflecting the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2010, net sales amounted to 7,418 billion yen, down 4% from the previous year. Sales declined in all segments mainly as a result of a sharp deterioration of the world economy. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements. Earnings improved significantly due mainly to restructuring initiatives such as streamlining material costs and reducing fixed costs. Regarding other income (deductions), the Company incurred expenses of 220 billion yen including business restructuring expense such as the implementation of early retirement programs. These factors resulted in a pre-tax loss of 29 billion yen, improved from a pre-tax loss of 383 billion yen in fiscal 2009. Accordingly, net income attributable to Panasonic Corporation was a loss of 103 billion yen, improved from a loss of 379 billion yen a year ago.

In fiscal 2009, net sales amounted to 7,766 billion yen, down 14% from the previous year. Sales declined in all segments mainly as a result of a sharp deterioration of the world economy from October 2008. Regarding earnings, although the Company implemented thorough streamlining of material costs by reducing the number of components and improving material yield ratio and made all-out efforts to reduce fixed costs, the effect of a sharp sales decline, including an approximately 20-30% decrease in prices for flat-panel TVs and rising prices for crude oil and other raw materials on a yearly basis, led to a decrease in earnings. In addition, the Company incurred 314 billion yen as expenses associated with impairment losses of fixed assets, 53 billion yen as restructuring charges and 92 billion yen as a write-down of investment securities. As a result of these and other factors, the Company incurred a pre-tax loss of 383 billion yen and a net loss attributable to Panasonic Corporation of 379 billion yen.

In fiscal 2008, net sales amounted to 9,069 billion yen, approximately the same level as the previous year. In real terms, excluding JVC (Victor Company of Japan, Ltd. and its subsidiaries), the Company cited sales gains in all segments, due mainly to favorable sales in digital AV products and white goods. Regarding earnings, despite the effects of rising prices for crude oil and other raw materials, and ever-intensified global price competition, sales gains excluding the effect of JVC and the cost reduction efforts including materials costs and fixed costs led to the earnings gains. In addition, the Company incurred 33 billion yen as expenses associated with the implementation of early retirement programs and 32 billion yen as impairment losses on investments, as well as 45 billion yen as impairment losses from tangible fixed assets. Reflecting all these factors and a decrease in provision for income taxes, the Company recorded a net income attributable to Panasonic Corporation of 282 billion yen, up 30% from the previous year.

Key performance indicators

The following are performance measures that Panasonic believes are key indicators of its business results for the last three fiscal years.

	Yen (billions) (%)
	Fiscal year ended March 31,
	2010	2009	2008
Net sales	7,418	7,766	9,069
Income (loss) before income taxes to net sales ratio	(0.4)%	(4.9)%	4.8%
Research and development costs to net sales ratio	6.4%	6.7%	6.1%
Total assets	8,358	6,403	7,444
Total Panasonic Corporation shareholders’ equity	2,792	2,784	3,742
Total Panasonic Corporation shareholders’ equity to total assets ratio	33.4%	43.5%	50.3%
Return on equity	(3.7)%	(11.8)%	7.4%
Capital investment	385	494	449
Free cash flow	199	(353)	405

Note: Return on equity is calculated by dividing net income (loss) attributable to Panasonic Corporation by the average of shareholders’ equity at the beginning and the end of each fiscal year.

SANYO and its subsidiaries became the Company’s consolidated subsidiaries in December 2009 through a tender offer. After deducting the Company’s investment in SANYO of 404 billion yen from the total assets acquired of 2,450 billion yen, the total assets in December 2009 increased by 2,046 billion yen.

Panasonic defines “Capital investment” as purchases of property, plant and equipment (PP&E) on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. Panasonic has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that this indicator is useful for presenting to investors accrual basis capital investments as supplementing information to the cash basis information in the consolidated statements of cash flows.

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

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment:

	Yen (billions)
	Fiscal year ended March 31,
	2010	2009	2008
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	376	522	419
Effects of timing difference between acquisition dates and payment dates	9	(28)	30

Capital investment	385	494	449

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

The following table shows a reconciliation of free cash flow to net cash provided by operating activities:

	Yen (billions)
	Fiscal year ended March 31,
	2010	2009	2008
Net cash provided by operating activities	522	117	466
Net cash used in investing activities	(323)	(470)	(61)

Free cash flow	199	(353)	405

Details of Panasonic’s consolidated sales and earnings results were as follows:

Year ended March 31, 2010 compared with 2009

(1)	Sales

Consolidated group sales for fiscal 2010 amounted to 7,418 billion yen, down 4% from 7,766 billion yen in the previous fiscal year. Explaining fiscal 2010 results, the Company posted sales declines in all business segments. (For further details, see “(11) Results of Operations by Business Segments” of this section.)

In fiscal 2010, as the final year of its GP3 Plan, the Company simultaneously rebuilt its management structure, and took action for future growth. Specifically, Panasonic drastically reformed its business structure to rebuild its management structure. In addition, the Company pursued penetration and internalization of “Itakona,” acceleration of procurement cost reductions, reinforcement of comprehensive cost reduction efforts, and capital investment and inventory reductions. Meanwhile, to prepare for future growth, the Company developed its unique products with the following concepts as a cornerstone: “super link,” “super energy saving” and “thorough universal design.” Besides this, the Company globally developed its home appliances business, including launching refrigerators and drum-type washing machines in Europe; targeting emerging markets through local-oriented manufacturing; commercializing full high-definition (HD) 3D TVs that are expected to open a new era in television; and strengthening global systems and equipment businesses. These actions drove the Panasonic Group to new growth.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2010, cost of sales amounted to 5,341 billion yen, down from the previous year, and selling, general and administrative expenses amounted to 1,886 billion yen, down from the previous year. These results are due mainly to the effects of sharp sales declines.

(3)	Interest Income, Dividends Received and Other Income

In fiscal 2010, interest income decreased 47% to 12 billion yen due mainly to decrease in invested funds, and dividends received decreased 41% to 7 billion yen and other income decreased 9% to 48 billion yen.

(4)	Interest Expense and Other Deductions

Interest expense increased 33% to 26 billion yen. In other deductions, the Company incurred 79 billion yen as expenses associated with impairment losses of fixed assets, 39 billion yen as expenses associated with the implementation of early retirement program and 7 billion yen as a write-down of investment securities. (For further details, see Notes 4, 5, 7, and 15 of the Notes to Consolidated Financial Statements.)

(5)	Income (loss) before Income Taxes

As a result of the above-mentioned factors, income (loss) before income taxes for fiscal 2010 amounted to a loss of 29 billion yen, compared with a loss of 383 billion yen in fiscal 2009.

(6)	Provision for Income Taxes

Provision for income taxes for fiscal 2010 amounted to 142 billion yen, a significant increase compared with 37 billion yen in the previous year. This result was due primarily to the fact that the Company increased the valuation allowances to deferred tax assets. (For further details, see Notes 11 of the Notes to Consolidated Financial Statements.)

(7)	Equity in Earnings (Losses) of Associated Companies

In fiscal 2010, equity in earnings of associated companies decreased to gains of 0.5 billion yen due to declining profitability of certain equity method investees, from the previous year’s gains of 16 billion yen.

(8)	Net Income (Loss)

Net income amounted to a loss of 171 billion yen for fiscal 2010, compared with a net loss of 404 billion yen in fiscal 2009.

(9)	Net Income (Loss) attributable to noncontrolling interests

Net income attributable to noncontrolling interests amounted to a loss of 67 billion yen for fiscal 2010, compared with net loss attributable to noncontrolling interests of 25 billion yen in fiscal 2009. This result was due mainly to IPS Alpha Technology, Ltd.

(10)	Net Income (Loss) attributable to Panasonic Corporation

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net loss attributable to Panasonic Corporation of 103 billion yen for fiscal 2010, an improvement of 276 billion yen from the previous year’s net loss attributable to Panasonic Corporation of 379 billion yen.

(11)	Results of Operations by Business Segment

Results of operations by business segment for fiscal 2010, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2010	2009	Percent change
Sales:
Digital AVC Networks	3,410	3,749	(9)%
Home Appliances	1,142	1,223	(7)
PEW and PanaHome	1,632	1,766	(8)
Components and Devices	1,005	1,127	(11)
SANYO	405	—	—
Other	1,012	1,072	(6)
Eliminations	(1,188)	(1,171)	—

Total	7,418	7,766	(4)%

Segment profit (loss):
Digital AVC Networks	87	3	2648%
Home Appliances	67	49	36
PEW and PanaHome	35	40	(13)
Components and Devices	36	7	408
SANYO	(1)	—	—
Other	20	24	(18)
Corporate and eliminations	(54)	(50)	—

Total	190	73	161%

*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009, and are disclosed as “SANYO” segment. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

Digital AVC Networks sales decreased 9% to 3,410 billion yen, compared with 3,749 billion yen in the previous year. Within this segment, although domestic sales of flat-panel TVs and automotive electronics and Blu-ray Disc recorders were favorable, overall sales declined due mainly to a sales decline of notebook PCs and mobile phones. Regarding digital cameras, although market conditions were tough, both high-end and standard models were favorable and the sales remained unchanged from the previous year.

With respect to this segment, despite the sales decline, operating profit significantly improved to 87 billion yen, or 2.6% of sales, from 3 billion yen in fiscal 2009. This was due mainly to comprehensive streamlining efforts.

Sales of Home Appliances decreased 7% to 1,142 billion yen, compared with 1,223 billion yen in the previous year. Within Home Appliances, despite strong sales of refrigerators, the overall sales decreased due mainly to weak sales of air conditioners and compressors.

Profit in this segment increased 36% from 49 billion yen in fiscal 2009, to 67 billion yen for fiscal 2010, or 5.8% of sales. Comprehensive streamlining efforts offset the negative impact of sales decline and led the operating profit increase in this segment.

Sales of PEW and PanaHome decreased 8% to 1,632 billion yen, compared with 1,766 billion yen a year ago. At PEW and its subsidiaries, sales mainly decreased in electrical construction materials and building materials. For PanaHome Corporation and its subsidiaries, ongoing sluggishness in the Japanese housing market conditions led to sales decrease.

With respect to this segment, Operating profit was 35 billion yen, or 2.1% of sales, down 13% from 40 billion yen in fiscal 2009, due mainly to a decline in sales.

Sales of Components and Devices decreased 11% to 1,005 billion yen, from the previous year’s 1,127 billion yen, due mainly to sales downturns in batteries and semiconductors.

With respect to this segment, profit increased 408% from 7 billion yen in fiscal 2009, to 36 billion yen for fiscal 2010, or 3.6% of sales, due mainly to fixed cost reductions.

Sales in SANYO segment amounted to 405 billion yen. In the period from January to March 2010, sales of solar cells were strong helped by economic stimulus programs and environment policies in several countries.

With respect to this segment, profit resulted in a loss of 0.7 billion yen, incurring the expenses such as amortization of intangible asset recorded at acquisition.

Sales in the Other segment amounted to 1,012 billion yen, down 6% from 1,072 billion yen in the previous year, due mainly to weak sales in factory automation equipment.

With respect to this segment, profit was down 18% from 24 billion yen for fiscal 2010, to 20 billion yen, which were equivalent to 1.9% against sales in fiscal 2010. This result was due mainly to sales declines as a result of the aforementioned sales declines.

(12)	Sales Results by Region

Sales results by region for fiscal 2010, as compared with the previous fiscal year, were as follows:

	Yen (billions)		Percent change
	2010	2009
Domestic Sales:	3,994	4,082	(2)%
Overseas Sales:
North and South America	918	997	(8)
Europe	771	963	(20)
Asia and Others	1,735	1,724	1

Total	3,424	3,684	(7)

Total	7,418	7,766	(4)%

Sales in the domestic market amounted to 3,994 billion yen, down 2% from 4,082 billion yen in fiscal 2009, although sales gains were recorded in flat-panel TVs and refrigerators due to the positive effect of “eco-point” economic stimulus program. This sales decline was due mainly to a sales decrease in mobile phones, semiconductors and batteries.

Overseas sales amounted to 3,424 billion yen, down 7% from 3,684 billion yen in the previous fiscal year. Sales declined in all segments, and there were sharp sales declines particularly in AV products such as flat-panel TVs, automotive electronics.

By region, sales in the Americas amounted to 918 billion, down 8% from 997 billion yen in fiscal 2010. This was due mainly to sales declines in information and communications equipments and home appliances, and the effect of exchange rate, although sales in AV products such as flat-panel TVs and digital cameras were favorable.

Sales in Europe amounted to 771 billion yen, down 20% from the previous year’s 963 billion yen, suffered from weak economic demand in eastern Europe and Russia. This was due mainly to a sales decrease of automotive electronics and home appliances, although sales of digital AV products such as flat-panel TVs and digital cameras were favorable.

In the Asia and Others region, sales increased 1% to 1,735 billion yen, from the previous year’s 1,724 billion yen. In Asia, this was due mainly to an increase in sales of many products, including flat-panel TVs, air conditioners and washing machines, thanks to strong market conditions.

Year ended March 31, 2009 compared with 2008

(1)	Sales

Consolidated group sales for fiscal 2009 amounted to 7,766 billion yen, down 14% from 9,069 billion yen in the previous fiscal year. Explaining fiscal 2009 results, the Company cited sales declines in all business segments. (For further details, see “(11) Results of Operations by Business Segments” of this section.)

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

(4)	Interest Expense and Other Deductions

Interest expense decreased 5% to 19 billion yen, owing primarily to a reduction in short-term borrowings. In other deductions, the Company incurred 314 billion yen as expenses associated with impairment losses of fixed assets, 53 billion yen as restructuring charges and 92 billion yen as a write-down of investment securities. (For further details, see Notes 4, 5, 7, and 15 of the Notes to Consolidated Financial Statements.)

(5)	Income (Loss) before Income Taxes

As a result of the above-mentioned factors, income (loss) before income taxes for fiscal 2009 amounted to a loss of 383 billion yen, compared with a profit of 435 billion yen in fiscal 2008.

(6)	Provision for Income Taxes

Provision for income taxes for fiscal 2009 amounted to 37 billion yen, a significant decrease compared with 115 billion yen in the previous year. This result was due primarily to the fact that the Company increased the valuation allowances to deferred tax assets as a result of incurring the aforementioned impairment losses of fixed assets and restructuring charges. (For further details, see Notes 11 of the Notes to Consolidated Financial Statements.)

(7)	Equity in Earnings (Losses) of Associated Companies

In fiscal 2009, equity in earnings of associated companies amounted to gains of 16 billion yen, from the previous year’s losses of 10 billion yen. This result is due mainly to the consolidation of IPS Alpha Technology Ltd. and the improvement of earnings in its associated companies under the equity method in China.

(8)	Net Income (Loss)

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net loss of 404 billion yen for fiscal 2009, a decrease of 715 billion yen from the previous year’s net income of 311 billion yen.

(9)	Net Income (Loss) attributable to noncontrolling interests

Net income attributable to noncontrolling interests amounted to a loss of 25 billion yen for fiscal 2009, compared with minority interests of 29 billion yen in fiscal 2008. This result was due mainly to decreased profits in Panasonic Electric Works Co., Ltd. for the period and the consolidation of IPS Alpha Technology, Ltd.

(10)	Net Income (Loss) attributable to Panasonic Corporation

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net loss of 379 billion yen for fiscal 2009, a decrease of 661 billion yen from the previous year’s net income of 282 billion yen.

(11)	Results of Operations by Business Segment

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

(12)	Sales Results by Region

Sales results by region for fiscal 2009, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2009	2008	Percent change
Domestic Sales:	4,082	4,545	(10)%
Overseas Sales:
North and South America	997	1,251	(20)
Europe	963	1,213	(21)
Asia and Others	1,724	2,060	(16)

Total	3,684	4,524	(19)

Total	7,766	9,069	(14)%

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

Panasonic’s Policy on Financial Position and Liquidity

Panasonic maintains a basic policy of financing all required funds from internal sources. It also practices efficient fund management through internal financing activities. In addition to raising funds through borrowing as necessary, the Company in May 2009 expanded its commercial paper (CP) facility in Japan to 300 billion yen as a method for flexibly raising short-term capital for working capital and other requirements. There was no CP outstanding at March 31, 2010. This conservativeness is exemplified in the tradition of maintaining the ratio of shareholders’ equity to total assets at a relatively high level and keeping large cash balance. The ratio of shareholders’ equity to total assets as of March 31, 2010 was 33.4%, down from 43.5% as of March 31, 2009. The total of short-term borrowings and long-term debt amounted to 1,328 billion yen as of March 31, 2010, up by 582 billion yen from a year ago. Cash balance increased to 1,202 billion yen (the total of cash and cash equivalents of 1,110 billion yen plus time deposits with a maturity of more than three months of 92 billion yen) as of March 31, 2010, compared with the previous year’s 1,163 billion yen (the total of cash and cash equivalents of 974 billion yen plus time deposits of 189 billion yen) as of March 31. 2009.

Regarding future cash requirements, Panasonic will spend capital investment (excluding intangibles) of 480 billion yen for fiscal 2011, 300 billion yen for fiscal 2012 and 280 billion yen for fiscal 2013. The Company will decrease total cost of investment from fiscal 2011, but increase its investment ratio of energy systems.

In order to facilitate access to global capital markets, Panasonic obtains credit ratings from the world’s two leading credit rating agencies, Moody’s Investors Service, Inc. (Moody’s) and Standard & Poor’s Rating Services (S&P). In addition, Panasonic maintains credit ratings from Rating and Investment Information, Inc. (R&I), a rating agency nationally recognized in Japan, primarily for access to the Japanese capital markets. As of March 31, 2010, Panasonic’s debt ratings are: Moody’s: Aa3 (long-term) down from Aa2 on December 2009; S&P: A+ (long-term, outlook: stable) down from AA- on December 2009, A-1 (short-term) down from A-1+ on December 2009; and R&I: AA (long-term, outlook: stable) down from AA+ on January 2010, a-1+ (short-term). These downgrades in credit ratings were due mainly to downturn in business of the Company under the severe conditions with the impact of global recession, as well as the negative influence on the financial position of the Company by acquiring 50.2% of the voting rights of SANYO.

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

With the above-mentioned cash balance, combined with the generally and relatively high credit ratings from leading credit rating agencies, Panasonic believes that it has sufficient sources of liquidity for both working capital and long-term investment needs.

As of March 31, 2010, the outstanding balance of short-term borrowings totaled 299 billion yen, and long-term debt was 1,029 billion yen. Panasonic’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

Regarding cash flows, Panasonic uses free cash flow (see “Overview—Key performance indicators” in Section A of this Item 5) as an important indicator to evaluate its performance.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2010 Financial Position and Liquidity

The Company’s consolidated total assets as of the end of fiscal 2010 increased to 8,358 billion yen, as compared with 6,403 billion yen at the end of the last fiscal year. This increase was due primarily to the effect of consolidating SANYO and its subsidiaries.

The Company’s consolidated total liabilities as of March 31, 2010 increased to 4,678 billion yen, as compared with 3,191 billion yen at the end of the last fiscal year. This increase was also due primarily to the effect of consolidating SANYO and its subsidiaries. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.)

Panasonic Corporation shareholders’ equity as of March 31, 2010 amounted 2,792 billion yen, mostly unchanged from the previous year’s 2,784 billion yen.

Noncontrolling interests increased by 459 billion yen, to 887 billion yen. This result was due mainly to the effect of consolidating SANYO and its subsidiaries.

	Yen (billions)
	Fiscal year ended March 31,
	2010	2009
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	376	522
Effects of timing difference between acquisition dates and payment dates	9	(28)

Capital investment	385	494

Capital investment (excluding intangibles) during fiscal 2010 totaled 385 billion yen, down 22% from the previous fiscal year’s total of 494 billion yen, as shown in the above table. Panasonic implemented capital investment primarily to increase production capacity in strategic business areas such as batteries and flat-panel TVs. Principal capital investments consisted of PDP manufacturing facilities for the domestic Plant No. 5 in Amagasaki, Hyogo Prefecture, Japan; LCD panel production facilities for the Himeji plant in Hyogo Prefecture, Japan; and lithium-ion battery production facilities for the Suminoe plant in Osaka Prefecture, Japan.

Depreciation (excluding intangibles) during fiscal 2010 amounted to 252 billion yen, down 23% compared with 326 billion yen in the previous fiscal year as the Company incurred impairment losses in fiscal 2009.

Net cash provided by operating activities in fiscal 2010 amounted to 522 billion yen, compared with 117 billion yen in the previous fiscal year. This result was due mainly to operational improvement, as well as an increase in trade payables, accrued expenses and other current liabilities, and a decrease in inventories, despite an increase in trade receivables. Net cash used in investing activities amounted to 323 billion yen, compared with 470 billion yen in fiscal 2009. This result was due primarily to the decrease of expenses by reduction in capital investment and a decrease in time deposits, despite an outflow to purchase of SANYO shares of 175 billion yen (deducting the amount of cash and cash equivalents of SANYO and its subsidiaries as of acquisition date.) Net cash used in financing activities was 57 billion yen, compared with cash inflow of 149 billion yen in fiscal 2009. This result was due mainly to the issuance of unsecured straight bonds of 400 billion yen in fiscal 2009, despite a decrease of dividend payment and repurchasing of its own shares. All these activities and the effect of exchange rate fluctuations (a negative impact of 6 billion yen) resulted in cash and cash equivalents at the end of fiscal 2010 of 1,110 billion yen, compared with 974 billion yen a year ago.

Free cash flow in fiscal 2010 amounted to a cash inflow of 199 billion yen, compared with a cash outflow of 353 billion yen in fiscal 2009. This result was due mainly to operational improvement, as well as a decrease in inventories and capital expenditures. (For a reconciliation of free cash flow to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.)

Commitments for Capital Expenditures

As of March 31, 2010, commitments outstanding for the purchase of property, plant and equipment amounted to 105 billion yen.

C.	Research and Development

In fiscal 2010, Panasonic executed initiatives to accelerate R&D with a focus on key development themes and to bolster development of energy-saving and environmental technologies.

Panasonic engages in a broad range of R&D themes, including digital network software, device and environmental technologies. The Company has established R&D sites at optimal locations globally as it builds an R&D structure that optimally utilizes the personnel and technologies in Japan, North America, Europe, China and the ASEAN region. For example, at the Panasonic Hollywood Laboratory in North America, Panasonic has developed Blu-ray 3D™ technologies in collaboration with movie studios. In Europe and China, meanwhile, the Company has strengthened its development of appliances products that are more tailored to regional characteristics in terms of food, clothing and housing.

R&D Expenditures amounted to 477 billion yen, 518 billion yen and 555 billion yen for the three fiscal years ended March 31, 2010, 2009 and 2008, respectively, representing 6.4%, 6.7% and 6.1% of Panasonic’s total net sales for each of those periods.

Key development themes during the fiscal year were as follows:

(1)	Full HD 3D Plasma Display Panels (PDPs)

Panasonic developed high-speed 3D image display drive technology, including new panel materials and LSIs, that enables rapid illumination of pixels while maintaining brightness, as well as crosstalk reduction technology for minimizing double-image (ghosting) that occurs when left- and right-eye images are alternately displayed thanks to newly developed phosphors with short luminescence decay time and illumination control technology. Due to these developments, the Company nearly doubled luminous efficiency from the previous fiscal year and reduced the luminescence decay time to one-third*1 of conventional phosphors.

As a result, Panasonic refined the world’s first*2 103-inch full HD 3D PDP which developed in the previous fiscal year. The new panel can provide full HD images for the left and right eyes at twice the speed of conventional 2D displays (1/120 of a second), enabling the production of clear 3D images and making possible a true high-quality 3D movie-theatre experience in the home living room.

(2)	Newly Developed ECO NAVI-equipped Room Air Conditioner With Three Sensors for Control

Panasonic has achieved energy savings of up to approximately 70%*3 during heating due to automatic energy-conservation operation made possible by three types of sensors: a “people sensor” that detects people’s location and movement in a room and also controls airflow according to body temperature; a “room layout sensor” that detects the position of furniture and controls the direction of airflow to reach people, as well as detects the position of walls to cap operation; and an “insolation sensor” which senses changes in the amount of sunlight in a room from windows due to changes in the weather and time of day and adjusts the room temperature accordingly.

(3)	The Industry’s*[4] First 18650-type High-Capacity 3.1 Ah Lithium-ion Battery

Panasonic developed safe, high-capacity 3.1 Ah batteries with Company’s safety technology. This technology, called Heat Resistance Layer (HRL) technology, forms an insulating metal oxide layer between the nickel positive and negative electrodes, preventing batteries from overheating even if a short circuit occurs. Panasonic has begun mass producing these batteries in December 2009.

Moreover, the Company developed a 3.4 Ah high-capacity battery with greater density (mass production is scheduled to commence in fiscal 2011) using a proprietary nickel positive electrode for extended operating times in notebooks PCs and electric vehicles (EVs) as well as a 4.0 Ah high-capacity battery that uses a silicon-based alloy for the negative electrode. Panasonic plans to begin mass production of the latter battery in fiscal 2012.

(4)	World’s First*[5] Single Chip Gallium Nitride (GaN)-based Inverter IC

Panasonic has developed technology for fabricating GaN transistors on a cost-effective Si substrate with a large diameter. The GaN-based transistors function as high-speed switches between an on-state with low resistance and an off-state with a high breakdown voltage in order to efficiently and safely control large amounts of electricity.

In addition, the inverter conversion loss was decreased by approximately 42%*6 to achieve the inverter function that converts direct to alternating current by single-chip by the insulation technology that enabled an independent drive of six GaN transistors, and a highly effective motor drive was achieved.

(Notes)

*1.	Compared with the same size of existing models (V1 series).
*2.	As of September 24, 2008; Company estimates.
*3.	For the X series. Calculated based on the Company’s conditions and therefore the cumulative power consumption may differ from a calculation based on JIS. The figure is the maximum energy saving and will vary depending on the environment and conditions where the air conditioner is installed.
*4.	As of December 18, 2009; Company estimates.
*5.	As of December 7, 2009; Company estimates.
*6.	Compared to a conventional Si-based IGBT (Insulated Gate Bipolar Transistor) at the output power of 20W.

D.	Trend Information

The world has drastically shifted to a sustainable multipolarized society with serious environmental issues, resource depletion, and the growth of emerging countries. A worldwide recession which began in the fall of 2008 accelerated this shift. Although the Company continues to anticipate uncertainties in the global economy in fiscal 2011, it expects a gradual recovery trend and greater demand from emerging markets. Panasonic also expects the greater presence of businesses, products, and services that are based on new values such as ‘environmental awareness’ and ‘conscientious consumption.’

The Company has launched a new three-year midterm management plan, “Green Transformation 2012,” or GT12, for the period from fiscal 2011 to fiscal 2013. To realize its vision of becoming the ‘No.1 Green Innovation Company in the Electronics Industry’ leading up to its 100th anniversary, the Company will contribute to the environment and business growth to build a new Panasonic with a ‘Paradigm shift for growth’ and ‘Lay a foundation to be a Green Innovation Company’ as key themes to establish a ‘Panasonic Group with strong potential for growth.’

To engineer a paradigm shift for growth, the Company will shift its business: 1) from existing to new fields such as energy, 2) from Japan-centric to globally oriented, and 3) from individual products to solutions and systems. To lay the foundation to be a Green Innovation Company, the Company aims to: 1) increase profitability based on growth and 2) contribute to the environment, using indexes respectively.

Panasonic has set the following Group management goals for GT12: 5% or more in operating profit ratio, 10 trillion yen in sales, a three-year accumulative total of over 800 billion yen in free cash flow, 10% in ROE, and a 50 million ton reduction in CO2 emissions (compared with the fiscal year ended March 31, 2006).

The four main Group strategies to achieve these goals are as follows:

1)	Growth Driven by Six Key Businesses: Panasonic has designated three businesses as core businesses that will drive Companywide sales and earnings: energy systems (annual average growth rate: 16%), heating/refrigeration/air conditioning (7.4%), and network AV (10%). In addition, the Company sees healthcare, security and LED as next-generation key businesses for building solid foundations for full-fledged growth. Panasonic will concentrate business resources on these six key businesses with the aim of increasing their sales by 1.2 trillion yen, which would account for more than 80% of the total sales growth target.

2)	Expanding Overseas Business Focusing on Emerging Markets: Panasonic will focus on BRICs + Vietnam and MINTS + B (Mexico, Indonesia, Nigeria, Turkey, Saudi Arabia and the Balkans) as it aims to increase consumer and systems product sales by 330 billion yen and thereby raise the Group’s overseas sales ratio to 55%. To this end, Panasonic will strengthen customer-oriented manufacturing that directly targets the high-volume segments, globally expand the home appliance business based on core environmental technologies, and increase brand awareness through further investment in advertising and promotion overseas.

3)	Reinforcing Systems and Equipment Business: Panasonic aims to generate 2.6 trillion yen in sales from its systems and equipment business. In particular, in order to achieve large growth in overseas sales, Panasonic will strengthen its sales network, recruit people for reinforcing engineering and localization efforts, and strengthen relationships with local system integration companies. Furthermore, it will establish a system for promoting businesses as a Group so as to increase the ability to make comprehensive proposals.

4)	Collaboration with SANYO: Through collaboration with SANYO in business, Panasonic strives to increase operating profit by over 80 billion yen in fiscal 2013 by increasing sales, improving development efficiency and strengthening its management structure through centralized contracts and sharing infrastructure. On April 1, 2010, Panasonic set up the Strategic Working Committee for Group Collaboration to accelerate these efforts.

Panasonic will also promote management innovation for supporting these Group strategies. On April 1, 2010, the Company established the Group Management Innovation Division and the four subcommittees under it, which are implementing the following initiatives:

•	The Environment Innovation Subcommittee: Initiatives on environmental contribution and “Itakona” activities.

•	The V-Products Subcommittee: Promoting the manufacture of V-Products with outstanding features.

•	The New and Key Business Promotion Subcommittee: Strengthening the capability to generate new businesses and promoting key businesses.

•	The Management and IT Innovation Subcommittee: Promoting management and IT innovation

Besides the above actions, Panasonic is accelerating global human resources development and working on cash flow-oriented management. Regarding the latter, the Company will execute a clear-cut strategy that divides its business into four categories from the standpoint of growth potential and profitability. At the same time, in order to improve the cash flow generation capability at operating sites, Panasonic will implement its Midterm Enhanced Cash Flow Management Project. It will strengthen the monitoring of large-scale investments and develop the concept of theoretical inventories and apply this throughout all Group companies.

Based on its basic management philosophy, Panasonic believes today’s mission is to make all its business activities ‘environment’ centered and take the lead to offer life innovation with decisive actions. Having added SANYO and its consolidated subsidiaries to the Panasonic Group, in the next three years of the new midterm management plan, Panasonic will take initiatives to change itself to fill Panasonic with innovation and growth potential to carry out its mission. In fiscal 2011, the Company will begin the first phase of innovation and targets a return to profitability and to parlay this into achievement of its GT12 goals.

E.	Off-Balance Sheet Arrangements

The Company established sale-leaseback arrangements for manufacturing machinery and equipment, and sale of receivables without recourse and with recourse, as off-balance sheet arrangements in order to reduce its total assets.

In fiscal 2010, Panasonic sold machinery and equipment for 95 billion yen, which are used for manufacturing plasma display panel and other products, to Sumishin Matsushita Financial Services Co., Ltd. (On April 1, 2010, the name has been changed to Sumishin Panasonic Financial Services Co., Ltd.) and other third parties. The assets are leased back to Panasonic over a period of one to five years. Panasonic guarantees a specific value of the leased assets. These leases are classified as operating leases for U.S. GAAP purposes. Including the above-mentioned, the aggregate amount of future minimum lease payments under non-cancelable operating leases is 170 billion yen at March 31, 2010. (For further details, see Note 6 of the Notes to Consolidated Financial Statements.)

In fiscal 2010, Panasonic sold, without recourse, trade receivables of 444 billion yen to independent third parties for proceeds of 443 billion yen. In fiscal 2010, Panasonic sold, with recourse, trade receivables of 356 billion yen to independent third parties for proceeds of 355 billion yen. (For further details, see Note 16 of the Notes to Consolidated Financial Statements.)

In addition, the Company provides several types of guarantees and similar arrangements. (For further details, see Note 19 of the Notes to Consolidated Financial Statements.)

F.	Tabular Disclosure of Contractual Obligations

The two tables below show Panasonic’s cash payment obligations and guarantees and other commercial commitments, broken down by the payment amounts due for each of the periods specified below, as of March 31, 2010:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	1,091,282	166,953	390,010	361,878	172,441
Interest Obligations	53,357	14,007	19,337	10,171	9,842
Capital Lease Obligations	144,770	40,171	53,305	20,611	30,683
Operating Lease Obligations	169,965	71,686	69,209	24,844	4,226
Purchase Obligations	218,470	118,499	26,257	22,905	50,809
Defined benefit plan contribution	91,195	91,195	—	—	—

Total Contractual Cash Obligations	1,769,039	502,511	558,118	440,409	268,001

Note :  Contingent payments related to uncertain tax positions of 10 billion yen are excluded from the table above, as it is not possible to reasonably predict the ultimate amount of settlement or timing of payment.

	Yen (millions)
	Total Amounts Committed
Other Commercial Commitments:
Guarantees	38,480

Total Commercial Commitments	38,480

Discounted exported bills generally have contractual lives of less than one year. Loan guarantees are principally provided on behalf of employees, associated companies and customers, and generally have long-term contractual lives coinciding with the maturities of the guaranteed obligations. (For further details, see Notes 6, 9, 10, 11 and 19 of the Notes to Consolidated Financial Statements.)

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

Valuation of Investment Securities

The Company holds available-for-sale securities, held-to-maturity securities, equity method securities and cost method securities, included in short-term investments, and investments and advances. Available-for-sale securities are carried at fair value with unrealized holding gains and losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities are reduced to net realizable value by a charge to earnings for other-than-temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that includes the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other-than-temporary requires judgment. At March 31, 2010, the Company has recorded 384 billion yen of available-for-sale securities, 2 billion yen of held-to-maturity securities, 22 billion yen of cost method securities, 50 billion yen of equity method securities that have market values, and 179 billion yen of equity method securities that do not have market values, advances and others. These investments could be determined to be other-than-temporarily impaired, depending on changes to the current facts and assumptions. In fiscal 2010, the Company recorded 7 billion yen impairment losses on investment securities.

For further discussion on valuation of investment securities, see Notes 4 and 5 of the Notes to Consolidated Financial Statements included in this annual report.

Valuation of Inventory

Inventories are stated at the lower of cost, determined on a first-in, first-out basis or average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. The Company routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written-down to net realizable value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of its inventories, the Company considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.

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

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the implied fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates of the fair value of reporting units based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. At March 31, 2010, the Company has recorded 923 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill, see Note 8 of the Notes to Consolidated Financial Statements included in this annual report.

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

At March 31, 2010, the Company has recorded gross deferred tax assets of 1,652 billion yen with a total valuation allowance of 1,015 billion yen. Included in the gross deferred tax assets is 617 billion yen resulting from net operating loss carryforwards (NOLs) of 1,668 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. These NOLs of 1,528 billion yen expire from fiscal 2011 through 2017 and the remaining balance expire thereafter or do not expire. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2010 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. At March 31, 2010, the Company has recorded 10 billion yen of unrecognized tax benefits. For further discussion on valuation of deferred tax assets and realizability of uncertain tax positions, see Note 11 of the Notes to Consolidated Financial Statements included in this annual report.

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

The Company determines discount rates by looking to rates of return on high-quality fixed income investments, and the expected long-term rate of return on pension plan assets by considering the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. Decreases in discount rates lead to increases in benefit obligations which, in turn, could lead to an increase in amortization cost through amortization of actuarial gain or loss, and vice versa. A decrease of 50 basis points in the discount rate is expected to increase the projected benefit obligation by approximately seven percent. A decline in market stock values generally results in a lower expected rate of return on plan assets, which would result in an increase of future retirement and severance benefit costs.

Accounting for Derivatives

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments principally to manage foreign currency risks resulting from transactions denominated in currencies other than the Japanese yen. The Company recognizes all derivatives as either assets or liabilities on the balance sheet at their fair values. Changes in the fair value of a derivative are reported in earnings or other comprehensive income (loss) depending on their use and whether they qualify for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the hedged item. The Company evaluates and determines on a continuous basis if the derivative remains highly effective in offsetting changes in the fair value or cash flows of the hedged item. If the derivative ceases to be highly effective in offsetting changes in the fair value or cash flows of the hedged item, the Company discontinues hedge accounting prospectively. Because the derivatives the Company uses are not complex, significant judgment is not required to determine their fair values. Fair values are determined based an unadjusted market prices or quotations from brokers.

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

New Accounting Pronouncements

In December 2009, FASB issued Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets.” ASU2009-16 removes the concept of a qualifying special-purpose entity (QSPE) from ASC 860, “Transfers and Servicing,” and the exception from applying ASC 810 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. ASU 2009-16 also clarifies ASC 860’s sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. ASU 2009-16 is effective for the Company as of April 1, 2010. The adoption of ASU 2009-16 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2009, FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17, which amends ASC 810, revises the test for determining the primary beneficiary of a Variable Interest Entities (VIE) from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party (if any) with the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. ASU 2009-17 is effective for the Company as of April 1, 2010. The adoption of ASU 2009-17 is not expected to have a material effect on the Company’s consolidated financial statements.

In October 2009, FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 amends ASC 605 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements in a multiple-element arrangement. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. ASU 2009-13 is effective prospectively for the Company’s revenue arrangements entered into or materially modified beginning on or after April 1, 2011. The Company is currently in the process of assessing the impact of adoption of ASU 2009-13 on the Company’s consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The Articles of Incorporation of the Company provide that the number of Directors of the Company shall be three or more and that of Corporate Auditors shall be three or more. Directors and Corporate Auditors shall be elected at the general meeting of shareholders.

The Board of Directors has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President and Director, Executive Vice Presidents and Directors, and Senior Managing Directors are Representative Directors and severally represent the Company. A Japanese joint stock corporation with corporate auditors, such as Panasonic, is not obliged under the Company Law of Japan and related laws and ordinances (collectively, the “Company Law”), to have any outside directors on its board of directors. However, Panasonic has two (2) outside Directors. An “outside director” is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. Outside Directors directly or indirectly cooperate with the internal audit, audit by Corporate Auditors and external audit, receive reports from the Internal Auditing Group and conduct an effective monitoring through reports on financial results at meetings of the Board of Directors and through reviews of the basic policy regarding the development of internal control systems and other methods. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within one year from their election.

Corporate Auditors of the Company are not required to be, and are not, certified public accountants. Corporate Auditors may not at the same time be Directors, accounting counselors, executive officers, managers or any other capacity as employees of the Company or any of its subsidiaries. Under the Company Law, at least half of the Corporate Auditors shall be outside corporate auditors. An “outside corporate auditor” is defined as a corporate auditor of the company who has never been a director, accounting counselor, executive officer, manager or in any other capacity as an employee of the company or any of its subsidiaries. Outside Corporate Auditors directly or indirectly cooperate with the internal audit, audit by Corporate Auditors and accounting audit, receive reports from the Internal Auditing Group and conduct an effective monitoring through reports on financial results at meetings of the Board of Directors, through reviews of the basic policy regarding the development of internal control systems and through exchanges of opinions and information at meetings of the Board of Corporate Auditors and other methods. Each Corporate Auditor has the statutory duty to audit the non-consolidated and consolidated financial statements and business reports to be submitted by a Director to the general meeting of shareholders and, based on such audit and a report of an Accounting Auditor referred to below, to respectively prepare his or her audit report. Each Corporate Auditor also has the statutory duty to supervise Directors’ execution of their duties. The Corporate Auditors are required to attend meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote. In addition, Corporate Auditors receive monthly reports regarding the status of the internal control system, the audit results, etc. from the Internal Audit Group or from other sections. Corporate Auditors may request the Internal Audit Group or the Accounting Auditor to conduct an investigation, if necessary. The terms of office shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within four years from their election. However, they may serve any number of consecutive terms if re-elected.

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

Pursuant to recent amendments to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Company Law) who are unlikely to have any conflict of interests with shareholders of the Company. All five (5) outside directors and corporate auditors satisfy the requirements for the “independent director/corporate auditor” under the regulations of the Japanese stock exchanges, respectively. The definition of the “independent director/corporate auditor” is different from that of the independent directors under the corporate governance standard of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

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

Meanwhile, the non-statutory full-time senior auditors were newly appointed within the Company’s internal divisional companies in order to strengthen auditing functions at each business domain company. In addition, the Company has also launched the “Panasonic Group Auditor Meeting” chaired by the Chairman of the Board of Corporate Auditors of the Company in order to promote collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditors of the internal divisional companies and the corporate auditors of the Company’s subsidiaries and affiliates. Moreover, as a part of their audit duties, Corporate Auditors maintain a close working relationship with the Internal Audit Group of the Company to ensure effective audits. Furthermore, in order to enhance the effectiveness of audits conducted by Corporate Auditors and ensure the smooth implementation of audits, the Company has established a Corporate Auditor’s Office with full-time staff under the direct control of the Board of Corporate Auditors.

*	Panasonic’s Executive Officer (“Yakuin”) system is a non-statutory system and different from the corporate executive officer (“Shikkoyaku”) system that Japanese corporations with board of directors and an accounting auditor may adopt at their option under the statutory corporate governance system referred to as “joint stock corporation with specified committees” system stipulated in the Company Law.

The following table shows information about Panasonic’s Directors and Corporate Auditors as of June 25, 2010, including their dates of birth, positions, responsibilities and brief personal records.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Kunio Nakamura (Jul. 5, 1939)	Chairman of the Board of Directors
	-Jun. 1993	Director of the Company;
	-Jun. 1996	Managing Director of the Company;
	-Jun. 1997	Senior Managing Director of the Company;
	-Jun. 2000	President of the Company;
	-Jun. 2006	Chairman of the Board of Directors.

Masayuki Matsushita (Oct. 16, 1945)	Vice Chairman of the Board of Directors
	-Feb. 1986	Director of the Company;
	-Jun. 1990	Managing Director of the Company;
	-Jun. 1992	Senior Managing Director of the Company;
	-Jun. 1996	Executive Vice President of the Company;
	-Jun. 2000	Vice Chairman of the Board of Directors.

Fumio Ohtsubo (Sep. 5, 1945)	President and Director
	-Jun. 1998	Director of the Company;
	-Jun. 2000	Managing Director of the Company;
	-Jun. 2003	Senior Managing Director of the Company;
	-Jun. 2006	President of the Company.

Toshihiro Sakamoto* (Oct. 27, 1946)	Executive Vice President and Director
	-Jun. 2000	Director of the Company;
	-Jun. 2004	Managing Director of the Company;
	-Apr. 2006	Senior Managing Director
	-Apr. 2009	Executive Vice President of the Company / in charge of Domestic Consumer Marketing and Design;
	-Apr. 2010	In charge of Domestic Customer Satisfaction.

Takahiro Mori (Jun. 16, 1947)	Executive Vice President and Director
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2005	Managing Director of the Company
	-Apr. 2006	In charge of Corporate Planning;
	-Apr. 2008	Senior Managing Director of the Company;
	-Apr. 2009	Executive Vice President of the Company / in charge of Corporate Division for Promoting System & Equipment Business, and Electrical Supplies Sales, Project Sales and Building Products Sales.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Yasuo Katsura* (Sep. 19, 1947)	Executive Vice President and Director
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2004	Managing Executive Officer of the Company;
	-Jun. 2007	Managing Director of the Company;
	-Apr. 2009	Senior Managing Director of the Company / Representative in Tokyo / Director, Corporate Division for Government & Public Affairs;
	-Apr. 2010	Executive Vice President of the Company.

Hitoshi Otsuki* (Jun. 6, 1947)	Senior Managing Director
	-Jun. 2003	Executive Officer of the Company;
	-Apr. 2007	Managing Executive Officer of the Company / in charge of Overseas Operations;
	-Jun. 2007	Managing Director of the Company;
	-Apr. 2009	Senior Managing Director of the Company.

Ken Morita* (Oct. 24, 1948)	Senior Managing Director
	-Jun. 2005	Executive Officer of the Company;
	-Apr. 2007	Managing Executive Officer of the Company;
	-Apr. 2009	Senior Managing Executive Officer of the Company / President, AVC Networks Company;
	-Jun. 2009	Senior Managing Director of the Company.

Ikusaburo Kashima* (Oct. 8, 1948)	Senior Managing Director
	-Jun. 2003	Vice Chairman, Information Technology Promotion Agency;
	-Jun. 2005	Director of the Company;
	-Apr. 2007	Managing Director of the Company / in charge of Legal Affairs, and Corporate Business Ethics;
	-Apr. 2009	In charge of Intellectual Property;
	-Apr. 2010	Senior Managing Director of the Company.

Junji Nomura* (Apr. 10, 1947)	Senior Managing Director
	-Jun. 2006	Executive Vice President, Matsushita Electric Works, Ltd;
	-Jun. 2009	Managing Director of the Company;
	-Feb. 2010	In charge of Technology;
	-Apr. 2010	Senior Managing Director of the Company / in charge of Corporate Division for Promoting Energy Solutions Business.

Yoshihiko Yamada* (May 11, 1951)	Managing Director
	-Jun. 2004	Executive Officer of the Company;
	-Apr. 2007	Managing Executive Officer of the Company;
	-Apr. 2010	In charge of Industrial Sales;
	-Jun. 2010	Managing Director of the Company.

Kazunori Takami* (Jun. 12, 1954)	Managing Director
	-Apr. 2006	Executive Officer of the Company;
	-Apr. 2008	Managing Executive Officer of the Company;
	-Apr. 2009	President, Home Appliances Company / in charge of Lighting Company;
	-Jun. 2009	Managing Director of the Company.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Makoto Uenoyama* (Feb. 14, 1953)	Managing Director
	-Apr. 2006	Executive Officer of the Company;
	-Apr. 2007	In charge of Accounting and Finance;
	-Jun. 2007	Director of the Company;
	-Apr. 2009	In charge of Information Systems;
	-Apr. 2010	Managing Director of the Company.

Masatoshi Harada* (Feb. 9, 1955)	Managing Director
	-Apr. 2008	Executive Officer of the Company / in charge of Personnel, General Affairs and Social Relations;
	-Jun. 2008	Director of the Company;
	-Apr. 2010	Managing Director of the Company.

Ikuo Uno (Jan. 4, 1935)	Director
	-Apr. 2005	Chairman, Nippon Life Insurance Company;
	-Jun. 2005	Director of the Company.

Masayuki Oku (Dec. 2, 1944)	Director
	-Jun. 2005	President, Sumitomo Mitsui Banking Corporation / Chairman, Board of Directors of Mitsui Sumitomo Finance Group;
	-Jun. 2008	Director of the Company.

Masashi Makino* (Aug. 20, 1948)	Director
	-Jun. 2003	Executive Officer of the Company;
	-Apr. 2009	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs;
	-Jun. 2009	Director of the Company.

Takashi Toyama* (Sep. 28, 1955)	Director
	-Apr. 2007	Executive Officer of the Company;
	-Jan. 2010	President, System Networks Company / President, Panasonic System Networks Co., Ltd.;
	-Jun. 2010	Director of the Company.

Masaharu Matsushita (Sep. 17, 1912)	Honorary Chairman of the Board of Directors and Executive Advisor, Member of the Board
	-Oct. 1947	Director of the Company;
	-Aug. 1949	Executive Vice President of the Company;
	-Jan. 1961	President of the Company;
	-Feb. 1977	Chairman, the Board of Directors;
	-Jun. 2000	Honorary Chairman of the Board of Directors and Executive Advisor, Member of the Board.

Kenichi Hamada (May 2, 1947)	Senior Corporate Auditor
	-Jun. 2005	Vice President, Panasonic Communications Co., Ltd.;
	-Jun. 2007	Senior Corporate Auditor of the Company.

Masahiro Seyama (Jul. 18, 1949)	Senior Corporate Auditor
	-Jun. 2005	Director, Latin American operations / President, Panasonic Corporation of Latin America;
	-Jun. 2008	Senior Corporate Auditor of the Company.

Yasuo Yoshino (Oct. 5, 1939)	Corporate Auditor
	-Jul. 2001	Chairman, Sumitomo Life Insurance Company;
	-Jun. 2003	Corporate Auditor of the Company;
	-Jul. 2007	Advisory of Sumitomo Life Insurance Company.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Ikuo Hata (Aug. 6, 1931)	Corporate Auditor
	-Sep. 1995	Registered as Attorney at law (member of Osaka Bar Association);
	-Jul. 2001	Member of Supreme Court’s Building-Related Litigation Commission;
	-Jun. 2004	Corporate Auditor of the Company.

Hiroyuki Takahashi (Mar. 1, 1937)	Corporate Auditor
	-Oct. 2000	Executive Managing Director and Secretary-General, Japan Corporate Auditors Association;
	-Jun. 2006	Corporate Auditor of the Company.

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

All two (2) outside directors and three (3) outside corporate auditors were notified to the Japanese stock exchanges as “independent directors/corporate auditors” pursuant to the regulations of the Japanese stock exchanges.

There are no family relationships among any Directors or Corporate Auditors except as described below:

Masayuki Matsushita, Vice Chairman of the Board of Directors is the son of Masaharu Matsushita, Honorary Chairman of the Board of Directors and Executive Advisor, Member of the Board.

The following table shows information about Panasonic’s Executive Officers as of June 25, 2010, including their positions and responsibilities.

Name	Positions and responsibilities
Kazuhiro Tsuga	Managing Executive Officer President, Automotive Systems Company

Takumi Kajisha	Managing Executive Officer In charge of Corporate Communications

Ikuo Miyamoto	Managing Executive Officer Director, Corporate Management Division for Asia and Oceania / Managing Director, Panasonic Asia Pacific Pte. Ltd.

Yoshiiku Miyata	Managing Executive Officer Senior Vice President, AVC Networks Company / Director, Visual Products and Display Devices Business Group

Yutaka Takehana	Managing Executive Officer Representative in Kansai / in charge of Corporate Risk Management and Corporate Information Security

Name	Positions and responsibilities
Toshiaki Kobayashi	Managing Executive Officer
President, Panasonic Electronic Devices Co., Ltd.

Masaaki Fujita	Executive Officer
In charge of Global Procurement and Global Logistics

Yoshihisa Fukushima	Executive Officer
In charge of Intellectual Property

Naoto Noguchi	Executive Officer
President, Energy Company

Osamu Waki	Executive Officer
President, Panasonic Mobile Communications Co., Ltd.

Joseph Taylor	Executive Officer
Chairman & CEO, Panasonic Corporation of North America

Jun Ishii	Executive Officer
President, Panasonic Consumer Marketing Co., Ltd.

Toshiro Kisaka	Executive Officer
Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

Masato Tomita	Executive Officer
Director, Corporate Management Division for CIS, the Middle East & Africa

Hideaki Kawai	Executive Officer
General Manager, Corporate Finance & IR Group /
In charge of Global Finance Administration Center

Takeshi Uenoyama	Executive Officer
In charge of Device Technology

Shiro Nishiguchi	Executive Officer
Director, Corporate Marketing Division for Digital AVC Products, Consumer Products Marketing

Yoshiyuki Miyabe	Executive Officer
In charge of Digital Network & Software Technology

Laurent Abadie	Executive Officer
Director, Corporate Management Division for Europe / Chairman & CEO, Panasonic Europe Ltd.

Yorihisa Shiokawa	Executive Officer
COO, Panasonic Europe Ltd. / Managing Director, Panasonic Marketing Europe GmbH

Yoshio Ito	Executive Officer
President, Lighting Company

Hidetoshi Osawa	Executive Officer Director, Corporate Communications Division

Name	Positions and responsibilities

Yoshiaki Nakagawa	Executive Officer General Manager, Corporate Planning Group

Mamoru Yoshida	Executive Officer Senior Vice President, AVC Networks Company / Director, Network Business Group

Tsuyoshi Nomura	Executive Officer Director, Corporate Manufacturing Innovation Division

Nobuharu Akamine	Executive Officer Senior Vice President, System Networks Company and Executive Senior Vice President, Panasonic System Networks Co., Ltd.

Kuniaki Okahara	Executive Officer Director, Corporate Engineering Quality Administration Division

Yukio Nakashima	Executive Officer Director, Home Appliances and Wellness Products Marketing Division, Consumer Products Marketing

(Directors who concurrently serve as Executive Officers are not included in the above list.)

B.	Compensation

The aggregate amounts of remunerations, including equity compensation such as stock options, bonuses, and other financial benefits given in consideration of performance of duties (collectively, the “remunerations”), paid by the Company during fiscal 2010 to 21 Directors (other than Outside Directors) and 2 Corporate Auditors (other than Outside Corporate Auditors) for services in all capacities were 931 million yen and 63 million yen, respectively. The amounts of remunerations for 2 Outside Directors and 3 Outside Corporate Auditors were 26 million yen and 39 million yen, respectively, in fiscal 2010.

The amounts of remunerations for Mr. Kunio Nakamura, Chairman of the Board of Director, and Mr. Fumio Ohtsubo, President and Director, were 122 million yen and 105 million yen, respectively, in fiscal 2010.

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

D.	Employees

The following table lists the number of full-time employees of Panasonic as of March 31, 2010, 2009 and 2008.

	2010	2009	2008
Employees:
Domestic	152,853	132,144	135,563
Overseas	231,733	160,106	170,265

Total	384,586	292,250	305,828

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

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 25, 2010. The total is 17,941,334 shares constituting 0.87% of all issued and outstanding shares of the Company’s common stock, excluding its own stock.

Name	Position	Number of Panasonic Shares Owned as of June 25, 2010

Kunio Nakamura	Chairman of the Board of Directors	81,000
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,913,000
Fumio Ohtsubo	President and Director	56,000
Toshihiro Sakamoto	Executive Vice President and Director	35,878
Takahiro Mori	Executive Vice President and Director	32,460
Yasuo Katsura	Executive Vice President and Director	23,816
Hitoshi Otsuki	Senior Managing Director	15,200
Ken Morita	Senior Managing Director	19,550
Ikusaburo Kashima	Senior Managing Director	15,100
Junji Nomura	Senior Managing Director	15,900
Yoshihiko Yamada	Managing Director	21,161
Kazunori Takami	Managing Director	14,700
Makoto Uenoyama	Managing Director	22,800
Masatoshi Harada	Managing Director	15,100
Ikuo Uno	Director	0
Masayuki Oku	Director	1,050
Masashi Makino	Director	12,400
Takashi Toyama	Director	16,400
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor, Member of the Board	9,598,000
Kenichi Hamada	Senior Corporate Auditor	13,154
Masahiro Seyama	Senior Corporate Auditor	15,665
Yasuo Yoshino	Corporate Auditor	3,000
Ikuo Hata	Corporate Auditor	0
Hiroyuki Takahashi	Corporate Auditor	0

Total		17,941,334

(2)	The full-time employees of the Company and its major subsidiaries in Japan are eligible to participate in the Panasonic Corporation Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company provides the subsidy in proportion to the number of points that each employee selects to exchange within certain limitations under the “Cafeteria Plan,” the Company’s flexible benefit plan. Under the Cafeteria Plan, each employee is allotted a certain number of points based on prescribed standards, which he or she may exchange for various benefits, including the Company’s subsidy for contributions to the Association, subsidies for rental housing, subsidies for asset building savings, educational assistance, hotel accommodations, etc. As of March 31, 2010, the Association owned 40,192 thousand shares of the Company’s common stock constituting 1.94% of all issued and outstanding shares of the Company’s common stock, excluding treasury stock.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued.

The shareholders that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2010 were The Master Trust Bank of Japan, Ltd. (trust account) and Moxley & Co., which are securities processing services companies. The Company understands that these shareholders are not the beneficial owners of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership by these shareholders. The ten largest shareholders of record and their share holdings as of March 31, 2010 are as follows:

Name	Share ownership (in thousands of shares)	Percentage of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	112,992	5.45%
Moxley & Co.	103,982	5.02
Japan Trustee Services Bank, Ltd. (trust account)	95,565	4.61
Nippon Life Insurance Company	67,000	3.23
Sumitomo Mitsui Banking Corporation	57,024	2.75
Panasonic Employee Shareholding Association	40,192	1.94
State Street Bank and Trust Co.	33,827	1.63
Mitsui Sumitomo Insurance Co., Ltd.	32,605	1.57
Sumitomo Life Insurance Co.	31,382	1.51
Daikin Industries, Ltd.	28,605	1.38

*	Holdings of less than 1,000 shares have been omitted.
*	Percentage of total issued shares is calculated excluding the Company’s own shares (382,448,008).

(2)	As of March 31, 2010, approximately 15.16% of the Company’s common stock was owned by 154 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 5.02% of the total common stock.

(3)	Panasonic is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Panasonic.

B.	Related Party Transactions

In the ordinary course of the Company’s business, it has entered into transactions with certain of its related parties, but none of such transactions that were entered into during the year ended March 31, 2010 was material to the Company or to any such related party.

There are 232 associated companies under the equity method and the Company had 0.3 billion yen of loan receivable from an associated company under the equity method as of March 31, 2010.

Tokyo Interbank Offered Rate at the end of quarterly period plus 0.75% is applied for this loan receivable and revises quarterly. The Company has started to offer this loan since January 2009 as one of the major shareholders.

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

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. In accordance with this basic stance, the Company has implemented a proactive and comprehensive profit return to shareholders. From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Regarding share buybacks, the Company is repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

The Company regrettably recorded a net loss for the second year running in fiscal 2010. In order to quickly improve its performance and achieve growth in the years ahead, Panasonic is working urgently to strengthen its management foundations from a business and financial perspective. In light of the Company’s circumstances and due to the emphasis it puts on stable returns to shareholders, Panasonic paid an interim dividend of 5 yen per share on November 30, 2009 and paid a year-end dividend of 5 yen per share on May 31, 2010, making a total annual cash dividend of 10 yen per share. In fiscal 2010, the Company did not repurchase its own shares, except for acquiring fractions of a trading unit and other minor transactions. Although Panasonic expects severe business conditions to continue, the Company will strive to improve its performance as soon as possible and distribute earnings to shareholders.

(4)	Initiatives to Maximize Shareholder Value

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at every Board of Directors meeting since then. On May 7, 2010, the Board of Directors resolved to continue the ESV Plan.

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

If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser, as well as the conditions that allow the Company to acquire share options by swapping Company stock with a party other than the Large-scale Purchaser. The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules.

The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Largescale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. All of the two Outside Directors and three Outside Corporate Auditors are notified to the Japanese stock exchanges as “independent directors/corporate auditors” pursuant to the regulations of the Japanese stock exchanges and are likely to have any conflict of interests with our shareholders. Panasonic’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

For further details about the ESV Plan, please see the press release issued on May 7, 2010 at the Company’s Web site:

http://panasonic.co.jp/corp/news/official.data/data.dir/en100507-8/en100507-8-1.pdf

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

The following table sets forth for the periods indicated the reported high and low prices of the Company’s Common Stock on the TSE, and the reported high and low composite prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
2006	2,650	1,485	22.68	14.19
2007	2,870	2,080	25.14	17.70
2008	2,585	1,912	22.59	16.63
2009	2,515	1,000	24.38	10.60
2010	1,585	1,062	17.19	10.77

2009
1st quarter	2,515	2,000	24.38	19.71
2nd quarter	2,380	1,774	22.02	16.54
3rd quarter	1,882	1,000	17.66	10.91
4th quarter	1,322	1,016	13.74	10.60

2010
1st quarter	1,510	1,070	15.37	10.77
2nd quarter	1,541	1,175	16.60	12.76
3rd quarter	1,356	1,062	14.80	12.40
4th quarter	1,585	1,228	17.19	13.72

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Most recent 6 months	High	Low	High	Low
December 2009	1,356	1,080	14.80	12.97
January 2010	1,585	1,325	17.19	14.49
February 2010	1,502	1,228	16.41	13.72
March 2010	1,449	1,234	15.62	13.75
April 2010	1,480	1,345	15.72	14.42
May 2010	1,348	1,123	14.70	12.35

*	The prices of ADSs are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of this Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Except as stated below, neither the Company Law nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their own compensation or retirement age, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), or requirements to hold any shares of Common Stock of the Company. Under the Company Law, the Company is required to obtain resolutions of the Board of Directors in specific circumstances, e.g. for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees such as a manager; to establish, change or abolish material corporate organizations such as a branch office; to determine such material conditions for offering of corporate bonds as set forth in the ordinances of the Ministry of Justice; to establish and maintain the internal control system to secure legitimate performance of duties of Directors as set forth in the ordinances of the Ministry of Justice; and to exempt a Director or Corporate Auditor from the liability for his/her actions under Article 423, Paragraph 1 of the Company Law pursuant to Article 426, Paragraph 1 of the Company Law.

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

Under the Company Law and the Book-entry Transfer Law, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against the Company, a shareholder must have its name and address registered in the Company’s register of shareholders. Under the central book-entry transfer system, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Law and the Company’s Share Handling Regulations, including their names and addresses, and the registration on the register of shareholders is made upon receipt by the Company of necessary information from JASDEC (as described in “– Record date”). On the other hand, in order to assert, directly against the Company, shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights, including the right to propose a matter to be considered at a general meeting of shareholders, excluding shareholders’ rights to request the Company to purchase or sell shares constituting less than a full unit (as described in “– Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to the Company. Thereafter, such shareholder is required to present the Company with a receipt of the request of the notice in accordance with the Company’s Share Handling Regulations. Under the Book-entry Transfer Law, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given.

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

As of March 31, 2010, 2,453,053,497 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value. All issued shares of the Company are fully-paid and non-assessable.

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

Under the Company’s Articles of Incorporation, year-end dividends and interim dividends may be distributed to shareholders appearing in the Company’s register of shareholders as of March 31 and September 30 each year respectively, in proportion to the number of shares of the Common Stock of the Company held by respective shareholders following approval by the general meeting of shareholders or the Board of Directors. The Company is not obliged to pay any dividends in cash which have not been received within three years from the commencement of payment thereof. In Japan, the ex-dividend date and the record date for dividends precede the date when the amount of the dividends to be paid is determined by the Company. The shares of common stock generally go ex-dividend on the second business day prior to the record date for dividends.

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

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A”=   the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B”=   (if the Company has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by the Company less the book value thereof

“C”=   (if the Company has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D”=   (if the Company has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E”=   (if the Company has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F”=   (if the Company has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G”=   certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and thereby increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to the shareholders after the end of the last business year) the amount set aside from such Surplus to additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

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

The Company, for the fiscal year ended March 31, 2010, elected to become a company with respect to which consolidated balance sheets should be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha) as described below. If a company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount, a company shall, in calculating the Distributable Amount, further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

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

When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant effective date. On the effective date of the stock split, the number of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

Consolidation of shares

The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “–Voting Rights”). When a consolidation of shares is to be made, the Company must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.

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

Any shareholder or group of shareholders of the Company holding at least three percent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose by showing such a purpose and reason for convocation to a Representative Director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’meeting.

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

Issue of additional shares

Holders of the Company’s shares of Common Stock have no pre-emptive rights under the Company Law. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. In the case of an issuance or transfer of the Company’s shares of Common Stock or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative opinion from a person independent of our management is generally required pursuant to the regulations of the Japanese stock exchanges. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

The shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the company of its common stock

Under the Company Law and the Company’s Articles of Incorporation, the Company may acquire its own shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which the Company’s shares of Common Stock are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice)(in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

A similar report must also be filed in respect to any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares with voting rights held by such holder and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company on or before the 15th day of the month following the month in which such acquisition was made. However, in certain circumstances, such as where a business of a Japanese company falls under any business related to the national security of Japan or to maintenance of public safety, etc. which is listed in a schedule included in the Foreign Exchange Regulations, or where the foreign investor is in a country that is not listed in an exemption schedule included in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with, and the proposed acquisition must be subject to an examination process by, the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition. In such circumstances, the foreign investor must wait until the examination process is completed, which ordinarily takes 30 days after the filing in principle although such waiting period may be shortened or extended to up to 5 months. The Company believes that certain businesses of the Company fall under businesses listed in the above-mentioned schedule in the Foreign Exchange Regulation, and thus, a foreign investor must file a prior notification of the acquisition with, and must be subject to an examination process by, the Minister of Finance and any other competent Ministers.

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

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by a Japanese corporation. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company or ADSs) to non-resident Holders, except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011, and (ii) 15% for dividends due and payable on or after January 1, 2012. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10% under the income tax treaties with Australia, France, the U.K. and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder of the Company’s shares of Common Stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the record date concerning such payment of dividends) together with certain other documents to the Japanese tax authorities. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any dividends received by a U.S. Holder (before reduction for Japanese withholding taxes) to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation. Dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the U.S. Holders held the shares of Common Stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the shares of Common Stock or ADSs generally will be qualified dividend income. The U.S. Holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to the U.S. Holder when the U.S. Holder, in the case of shares of Common Stock, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend the U.S. Holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares of Common Stock or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty will be creditable or deductible against the U.S. Holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, above, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, be either “passive income” or “general income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of Common Stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Common Stock or ADSs is greater than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. Any such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Transfers of retained earnings and sales of shares of Common Stock to the Company

A transfer of retained earnings or legal reserve to stated capital is generally treated as a dividend payment for Japanese tax purposes subject to withholding tax. A sale of shares of Common Stock or ADSs to the Company results in a deemed dividend for Japanese tax purposes to the selling shareholders to the extent that the sales price exceeds the aggregate of the stated capital and the capital surplus attributable to the shares sold. Transfers of retained earnings or legal reserves to stated capital and deemed dividends that may result from sales of shares of Common Stock to the Company are not generally taxable events that give rise to foreign source income for U.S. federal income tax purposes and U.S. Holders would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such transactions unless they can apply the credit (subject to limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Passive foreign investment company considerations

The Company believes that shares of Common Stock and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were to be treated as a PFIC (unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares of Common Stock or ADSs), gain realized on the sale or other disposition of shares of Common Stock or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares of Common Stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, shares of Common stock or ADSs will be treated as stock in a PFIC if the Company was a PFIC at any time during the U.S. Holder’s holding period in the shares of Common Stock or ADSs.

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

Maturities of investments in available-for-sale securities at March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010		2009
	Cost	Fair value	Cost	Fair value
Due within one year	—	—	1,972	1,998
Due after one year through five years	4,462	4,546	9,782	9,910
Equity securities	275,579	379,358	269,735	284,356

Total	280,041	383,904	281,489	296,264

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar and euro revenues, at March 31, 2010 and 2009. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2010		2009
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	375,430	1,121	334,586	(9,902)
To buy foreign currencies	196,439	3,606	190,495	2,503
Cross currency swaps	31,797	(283)	33,953	1,535
Interest rate swaps	33,702	23	—	—

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of various products. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures at March 31, 2010 and 2009.

	Yen (millions)
	2010		2009
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures:
To sell commodity	40,194	(4,576)	48,858	13,955
To buy commodity	113,682	12,561	168,527	(57,720)

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable-paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2010 and 2009. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

Long-term debt, including current portion:

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2010)
		Total	2011	2012	2013	2014	2015	There- after	Fair value
Unsecured Straight bonds	1.5%	500,000		200,000		200,000		100,000	514,400
Unsecured Straight bonds issued by subsidiaries	1.5%	182,406	20,000	30,643		30,000	31,769	69,994	184,887
Unsecured bank loans	1.1%	404,318	146,304	109,533	49,338	40,772	57,680	691	401,433
Secured bank loans by subsidiaries	2.0%	4,558	649	325	171	1,475	182	1,756	4,558

Total		1,091,282	166,953	340,501	49,509	272,247	89,631	172,441	1,105,278

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2009)
		Total	2010	2011	2012	2013	2014	There- after	Fair value
Unsecured Straight bonds	1.5%	500,000			200,000		200,000	100,000	500,791
Unsecured Straight bonds issued by subsidiaries	1.6%	60,143			150		20,000	39,993	60,171
Unsecured bank loans	1.6%	22,043	7,446	7,531	5,560	1,347	159		22,073
Secured bank loans by subsidiaries	2.5%	3,136	29	344	197	187	193	2,186	3,136

Total		585,322	7,475	7,875	205,907	1,534	220,352	142,179	586,171

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

D3.	Fees and Charges Payable by ADR Holders

Our American Depositary Shares (ADSs) are traded on the New York Stock Exchange under the symbol “PC.” The ADSs are evidenced by American Depositary Receipts (ADRs), issued by JPMorgan Chase Bank, N.A. The following table shows the fees and charges that a holder of our ADRs may have to pay to the Depositary, either directly or indirectly:

Category	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

- Share distributions, stock split, rights, merger.

- Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities.

US$ 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered.

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	US$ 5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities.	US$ 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered.

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts.	US$ 2.50 per ADR Certificate

(g) Expenses of the depositary

Expenses incurred on behalf of Holders in connection with.

- Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment.

- The depositary’s or its custodian’s compliance with applicable law, rule or regulation.

- Stock transfer or other taxes and other governmental charges.

- Cable, telex, facsimile transmission/delivery.

- Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

- Any other charge payable by depositary or its agents.

Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions.

D4.	Fees and Other Payment Made by the Depositary to the Issuer

The following table shows the fees and other direct and indirect payments made by JPMorgan Chase Bank, N.A., as Depositary to us:

Category of Expenses	Amount Reimbursed for fiscal 2010
New York Stock Exchange Listing fees	US$38,000

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2010. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the Company’s disclosure controls and procedures were effective as of that date.

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

The management of the Company, with the participation of the Company’s principal executive and principal financial officers, conducted an evaluation of the effectiveness of internal control over financial reporting as of March 31, 2010 based on the frame work in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, the management of the Company concluded that the internal control over financial reporting of the Company was effective as of March 31, 2010.

The Company’s independent registered public accounting firm, KPMG AZSA & Co., has audited the effectiveness of the Company’s internal control over financial reporting as stated in their report which is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Panasonic’s Board of Corporate Auditors has determined that Mr. Kenichi Hamada, a Senior Corporate Auditor of Panasonic, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. Mr. Hamada meets the independence requirements imposed on corporate auditors under the Company Law.

Item 16B.	Code of Ethics

Panasonic has adopted a Code of Ethics applicable to the Chief Executive Officer, the Chief Financial Officer and other Executive Officers. The Code of Ethics is attached as an exhibit to the annual report for the fiscal year ended March 31, 2009 on Form 20-F.

Item 16C.    Principal Accountant Fees and Services

Fees and services by the Company’s principal accountant

The following table shows the aggregate fees accrued or paid to KPMG AZSA & Co. and its member firms (KPMG), the Company’s principal accountant for the years ended March 31, 2010 and 2009:

	Yen (millions)
	2010	2009
Audit fees	3,050	2,439
Audit-related fees	42	330
Tax fees	176	220
All other fees	28	4

Total	3,296	2,993

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

The following table shows the number of shares purchased by or on behalf of the Company or any affiliated purchaser and the average price paid per share.

In fiscal 2010, the Company did not repurchase its own shares nor announced the repurchase plan, except for repurchase of its own shares constituting less than a full unit upon request from a holder of such shares and the other minor transactions described below.

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share* (Yen)
April 1 - 30, 2009	22,251	1,364
May 1 - 31, 2009	23,617	1,344
June 1 - 30, 2009	22,729	1,308
July 1 - 31, 2009	20,065	1,369
August 1 - 31, 2009	19,585	1,489
September 1 - 30, 2009	18,777	1,416
October 1 - 31, 2009	20,350	1,248
November 1 - 30, 2009	20,612	1,130
December 1 - 31, 2009	19,329	1,319
January 1 - 31, 2010	18,802	1,506
February 1 - 28, 2010	19,934	1,256
March 1 - 31, 2010	18,614	1,376

Total	244,665	1,341

*	The amounts less than yen are rounded to the nearest whole of a yen.

Under the Company Law, a holder of shares constituting less than a full unit may require the Company to purchase such shares at their market value (see “Common Stock—Unit share system” in Section B of Item 10). During the year ended March 31, 2010, the Company purchased 53,163 shares for 71,752,498 yen upon such requests from holders of shares constituting less than one full unit.

The Directors, Corporate Auditors, Executive Officers and Executive Counselors in Japan are eligible to participate in the Panasonic Corporation Directors and Executive Officers Shareholding Association, which is an affiliated purchaser, and the Association purchases shares of the Company’s common stock on their behalf. During the year ended March 31, 2010, the Association purchased 190,802 shares for 287,341,005 yen.

The information for the period “May 1 – 31, 2009” in the above table includes the purchase by the Company of 700 shares of its common stock from a certain shareholder at a price of 1,127 yen per share in May 2009. This purchase relates to the merger of a wholly-owned Japanese subsidiary into the Company, which was conducted through the procedures provided under the Company Law. This shareholder followed the procedures provided under the Company Law to require the Company to purchase the shares of its common stock.

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

However, Panasonic had two (2) outside Directors as of June 25, 2010. In addition, pursuant to recent amendments to the regulations of the Japanese stock exchanges, Panasonic is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Company Law) who are unlikely to have any conflict of interests with shareholders of Panasonic. The definition of the “independent director/corporate auditor” is different from that of the independent directors under the NYSE Listed Company Manual or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934. Each of the outside directors and outside corporate auditors of Panasonic satisfies the requirements for the “independent director/corporate auditor” under the regulations of the Japanese stock exchanges, respectively. The tasks of supervising the administration of the Company’s affairs are assigned not only to the Board of Directors but also to Corporate Auditors, as more fully described below.

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors, and the audit committee must have at least three (3) members and satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

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

As of June 25, 2010, Panasonic had five (5) Corporate Auditors, of which three (3) were Outside Corporate Auditors. Each Corporate Auditor of Panasonic has a four-year term. In contrast, the term of each Director of Panasonic is one year. Corporate Auditors are obliged to attend the meetings of the Board of Directors and express their opinion at the meetings if necessary. The Board of Corporate Auditors and Corporate Auditors have a statutory duty to supervise the administration of the Company’s affairs by Directors. The Board of Corporate Auditors has a statutory duty to, based on the reports prepared by respective Corporate Auditors, prepare and submit its audit report to Accounting Auditors and the Directors who prepared the financial statements and the business report. A copy of the audit report is included in the appendix to the convocation notice of the ordinary general meeting of shareholders.

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

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Panasonic relies on an exemption under that rule which is available to foreign private issuers with a board of corporate auditors meeting certain requirements. In addition, each of the outside corporate auditors of Panasonic satisfies the requirements for the “independent director/corporate auditor” under the regulations of the Japanese stock exchanges as described above.

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

Panasonic’s Corporate Auditors must also be elected and/or dismissed at a general meeting of shareholders. Panasonic’s Directors must obtain the consent of the Board of Corporate Auditors in order to submit a proposal for election of a Corporate Auditor to a general meeting of shareholders. Each of the Corporate Auditors has the right to state his/her opinion concerning the election, dismissal and/or resignation of any Corporate Auditor, including himself/herself, at a general meeting of shareholders. The Board of Corporate Auditors is also empowered to request Directors to submit a proposal for election of a specific person as a Corporate Auditor to a general meeting of shareholders.

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

Pursuant to the Company Law, if a Japanese joint stock corporation, such as Panasonic, desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all shareholders on a pro rata basis), such plan must be approved by a “special resolution” of a general meeting of shareholders that satisfies the prescribed quorum. (In the case of Panasonic, such quorum is one- third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required as provided by Panasonic’s Articles of Incorporation pursuant to the Company Law.)

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

Schedule for the years ended March 31, 2010, 2009 and 2008:

Schedule II Valuation and Qualifying Accounts and Reserves for the years ended March 31, 2010, 2009 and 2008	156

All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as the required information is presented in the consolidated financial statements or notes thereto, or the schedules are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Panasonic Corporation:

We have audited the accompanying consolidated balance sheets of Panasonic Corporation and subsidiaries (the “Company”) as of March 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Panasonic Corporation and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Panasonic Corporation’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests with the adoption of Financial Accounting Standards Board Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (codified in FASB Accounting Standards Codification Topic 810, Consolidation), its method of accounting for business combinations with the adoption of Financial Accounting Standards Board Statement No.141R, Business Combinations (codified in FASB Accounting Standards Codification Topic 805, Business Combinations), and its method of computing depreciation effective April 1, 2009.

KPMG AZSA & Co.

Osaka, Japan

June 30, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Panasonic Corporation:

We have audited Panasonic Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Panasonic Corporation and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated June 30, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan

June 30, 2010

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2010 and 2009

	Yen (millions)
Assets	2010	2009
Current assets:
Cash and cash equivalents (Note 9)	1,109,912	973,867
Time deposits (Note 9)	92,032	189,288
Short-term investments (Notes 5 and 18)	—	1,998
Trade receivables (Note 16):
Related companies (Note 4)	37,940	16,178
Notes	74,028	42,582
Accounts (Note 17)	1,097,230	727,504
Allowance for doubtful receivables	(24,158)	(21,131)

Net trade receivables	1,185,040	765,133

Inventories (Note 3)	913,646	771,137
Other current assets (Notes 11, 17 and 18)	505,418	493,271

Total current assets	3,806,048	3,194,694

Investments and advances:
Associated companies (Notes 4 and 18)	177,128	123,959
Other investments and advances (Notes 5, 9 and 18)	459,634	427,792

Total investments and advances	636,762	551,751

Property, plant and equipment (Notes 6, 7, 9 and 18):
Land	391,394	298,346
Buildings	1,767,674	1,532,359
Machinery and equipment	2,303,633	2,229,123
Construction in progress	128,826	213,617

	4,591,527	4,273,445
Less accumulated depreciation	2,635,506	2,698,615

Net property, plant and equipment	1,956,021	1,574,830

Other assets:
Goodwill (Notes 8 and 18)	923,001	410,792
Intangible assets (Notes 7, 8 and 18)	604,865	120,712
Other assets (Notes 10 and 11)	431,360	550,537

Total other assets	1,959,226	1,082,041

	8,358,057	6,403,316

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2010 and 2009

	Yen (millions)
Liabilities and Equity	2010	2009
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 6, 9 and 18)	299,064	94,355
Trade payables:
Related companies (Note 4)	66,596	58,315
Notes	59,516	38,196
Accounts (Note 17)	945,334	582,857

Total trade payables	1,071,446	679,368

Accrued income taxes (Note 11)	39,154	26,139
Accrued payroll	149,218	115,845
Other accrued expenses (Note 19)	826,051	672,836
Deposits and advances from customers	64,046	60,935
Employees’ deposits	10,009	269
Other current liabilities (Notes 10, 11, 17 and 18)	356,875	350,681

Total current liabilities	2,815,863	2,000,428

Noncurrent liabilities:
Long-term debt (Notes 6, 9 and 18)	1,028,928	651,310
Retirement and severance benefits (Note 10)	435,799	404,367
Other liabilities (Note 11)	397,694	134,630

Total noncurrent liabilities	1,862,421	1,190,307

Panasonic Corporation shareholders’ equity:
Common stock (Note 12):
Authorized - 4,950,000,000 shares
Issued - 2,453,053,497 shares (2,453,053,497 shares in 2009)	258,740	258,740
Capital surplus (Note 12)	1,209,516	1,217,764
Legal reserve (Note 12)	93,307	92,726
Retained earnings (Note 12)	2,349,487	2,479,416
Accumulated other comprehensive income (loss) (Notes 5, 10, 13 and 17):
Cumulative translation adjustments	(352,649)	(341,592)
Unrealized holding gains (losses) of available-for-sale securities	40,700	(10,563)
Unrealized gains (losses) of derivative instruments	1,272	(4,889)
Pension liability adjustments	(137,555)	(237,333)

Total accumulated other comprehensive loss	(448,232)	(594,377)

Treasury stock, at cost (Note 12):
382,448,008 shares (382,411,876 shares in 2009)	(670,330)	(670,289)

Total Panasonic Corporation shareholders’ equity	2,792,488	2,783,980

Noncontrolling interests	887,285	428,601

	3,679,773	3,212,581
Commitments and contingent liabilities (Notes 6 and 19)

	8,358,057	6,403,316

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Revenues, costs and expenses:
Net sales:
Related companies (Note 4)	209,938	223,231	371,216
Other	7,208,042	7,542,276	8,697,712

Total net sales	7,417,980	7,765,507	9,068,928
Cost of sales (Notes 4, 16 and 17)	(5,341,059)	(5,667,287)	(6,377,240)
Selling, general and administrative expenses (Note 16)	(1,886,468)	(2,025,347)	(2,172,207)
Interest income	12,348	23,477	34,371
Dividends received	6,746	11,486	10,317
Other income (Notes 5, 6 and 17)	47,896	52,709	70,460
Interest expense	(25,718)	(19,386)	(20,357)
Other deductions (Notes 2, 4, 5, 7, 8, 15, 16, 17 and 18)	(261,040)	(523,793)	(179,279)

Income (loss) before income taxes	(29,315)	(382,634)	434,993
Provision for income taxes (Note 11):
Current	58,147	61,840	128,181
Deferred	83,686	(24,482)	(13,608)

	141,833	37,358	114,573
Equity in earnings (losses) of associated companies (Note 4)	481	16,149	(9,906)

Net income (loss)	(170,667)	(403,843)	310,514
Less net income (loss) attributable to noncontrolling interests	(67,202)	(24,882)	28,637

Net income (loss) attributable to Panasonic Corporation	(103,465)	(378,961)	281,877

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 14):
Basic	(49.97)	(182.25)	132.90
Diluted	—	(182.25)	132.90

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Common stock (Note 12):
Balance at beginning of year	258,740	258,740	258,740

Balance at end of year	258,740	258,740	258,740

Capital surplus (Note 12):
Balance at beginning of year	1,217,764	1,217,865	1,220,967
Sale of treasury stock	(8)	(101)	59
Decrease from issuance of new shares by a subsidiary	—	—	(3,161)
Equity transactions with noncontrolling interests and others	(8,240)	—	—

Balance at end of year	1,209,516	1,217,764	1,217,865

Legal reserve (Note 12):
Balance at beginning of year	92,726	90,129	88,588
Transfer from retained earnings	581	2,597	1,541

Balance at end of year	93,307	92,726	90,129

Retained earnings (Note 12):
Balance at beginning of year prior to adjustment	2,479,416	2,948,065	2,737,024
Effects of changing the pension plan measurement date, net of tax (Note 10)	—	(3,727)	—

Balance at beginning of year as adjusted	2,479,416	2,944,338	2,737,024
Net income (loss) attributable to Panasonic Corporation	(103,465)	(378,961)	281,877
Cash dividends to Panasonic Corporation stockholders	(25,883)	(83,364)	(69,295)
Transfer to legal reserve	(581)	(2,597)	(1,541)

Balance at end of year	2,349,487	2,479,416	2,948,065

Accumulated other comprehensive income (loss) (Note 13):
Balance at beginning of year prior to adjustment	(594,377)	(173,897)	107,097
Effects of changing the pension plan measurement date, net of tax (Note 10)	—	(73,571)	—

Balance at beginning of year as adjusted	(594,377)	(247,468)	107,097
Other comprehensive income (loss), net of tax	146,145	(346,909)	(280,994)

Balance at end of year	(448,232)	(594,377)	(173,897)

Treasury stock (Note 12):
Balance at beginning of year	(670,289)	(598,573)	(495,675)
Repurchase of common stock	(72)	(72,416)	(103,112)
Sale of treasury stock	31	700	214

Balance at end of year	(670,330)	(670,289)	(598,573)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Noncontrolling interests:
Balance at beginning of year prior to adjustment	428,601	514,620	551,154
Effects of changing the pension plan measurement date, net of tax (Note 10)	—	(3)	—

Balance at beginning of year as adjusted	428,601	514,617	551,154
Cash dividends paid to noncontrolling interests	(14,619)	(20,803)	(19,807)
Acquisition transaction	532,360	—	29,248
Issuance of shares by subsidiaries	—	—	40,000
Change in consolidated subsidiaries	—	—	(90,470)
Equity transactions with noncontrolling interests and others	(2,402)	(1,422)	(3,520)
Net income (loss) attributable to noncontrolling interests	(67,202)	(24,882)	28,637
Other comprehensive income (loss), net of tax:
Translation adjustments	1,238	(18,043)	(8,260)
Unrealized holding gains (losses) of available-for-sale securities	2,378	(1,619)	(3,806)
Unrealized gains (losses) of derivative instruments	68	(12)	332
Pension liability adjustments	6,863	(19,235)	(8,888)

Balance at end of year	887,285	428,601	514,620

Disclosure of comprehensive income (loss):
Net income (loss)	(170,667)	(403,843)	310,514
Other comprehensive income (loss), net of tax:
Translation adjustments	(9,819)	(130,843)	(137,514)
Unrealized holding gains (losses) of available-for-sale securities	53,641	(57,624)	(119,195)
Unrealized gains (losses) of derivative instruments	6,229	(9,227)	3,796
Pension liability adjustments	106,641	(188,124)	(48,703)

Comprehensive income (loss)	(13,975)	(789,661)	8,898
Comprehensive income (loss) attributable to noncontrolling interests	(56,655)	(63,791)	8,015

Comprehensive income (loss) attributable to Panasonic Corporation	42,680	(725,870)	883

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Cash flows from operating activities (Note 16):
Net income (loss)	(170,667)	(403,843)	310,514
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	298,270	364,806	320,534
Net gain on sale of investments	(5,137)	(13,512)	(14,402)
Provision for doubtful receivables	10,862	10,538	6,008
Deferred income taxes	83,686	(24,482)	(13,608)
Write-down of investment securities (Notes 4, 5 and 18)	6,944	92,016	31,842
Impairment loss on long-lived assets (Notes 7 and 8)	83,004	313,466	44,627
Cash effects of changes in, excluding acquisition:
Trade receivables	(119,966)	249,123	(56,677)
Inventories	100,576	21,011	(37,372)
Other current assets	24,151	30,279	39,602
Trade payables	83,719	(199,176)	(41,568)
Accrued income taxes	6,706	(33,358)	5,765
Accrued expenses and other current liabilities	102,743	(157,660)	9,973
Retirement and severance benefits	(8,655)	(107,196)	(128,937)
Deposits and advances from customers	(7,368)	(21,191)	(15,915)
Other	33,465	(4,174)	5,672

Net cash provided by operating activities	522,333	116,647	466,058

Cash flows from investing activities (Note 16):
Proceeds from sale of short-term investments	6,442	—	697
Purchase of short-term investments	(6,369)	—	—
Proceeds from disposition of investments and advances	61,302	221,127	313,947
Increase in investments and advances	(8,855)	(34,749)	(160,423)
Capital expenditures	(375,648)	(521,580)	(418,730)
Proceeds from disposals of property, plant and equipment	117,857	40,476	151,279
(Increase) decrease in time deposits	99,274	(136,248)	166,750
Purchase of shares of newly consolidated subsidiaries, net of acquired companies’ cash and cash equivalents (Note 2)	(174,808)	—	(68,309)
Other	(42,854)	(38,503)	(46,582)

Net cash used in investing activities	(323,659)	(469,477)	(61,371)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Cash flows from financing activities (Note 16):
Increase (decrease) in short-term debt	(3,360)	(34,476)	(5,815)
Proceeds from long-term debt	53,172	442,515	1,344
Repayments of long-term debt	(54,780)	(83,257)	(46,750)
Dividends paid to Panasonic Corporation shareholders (Note 12)	(25,883)	(83,364)	(69,295)
Dividends paid to noncontrolling interests	(14,619)	(20,803)	(19,807)
Repurchase of common stock (Note 12)	(72)	(72,416)	(103,112)
Sale of treasury stock (Note 12)	23	599	273
Purchase of noncontrolling interests	(11,095)	—	—
Proceeds from issuance of shares by subsidiaries	—	—	39,866
Other	(359)	(86)	(252)

Net cash provided by (used in) financing activities	(56,973)	148,712	(203,548)

Effect of exchange rate changes on cash and cash equivalents	(5,656)	(36,831)	(129,521)
Effect of changes in consolidated subsidiaries (Note 16)	—	—	(93,441)

Net increase (decrease) in cash and cash equivalents	136,045	(240,949)	(21,823)
Cash and cash equivalents at beginning of year	973,867	1,214,816	1,236,639

Cash and cash equivalents at end of year	1,109,912	973,867	1,214,816

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2010, 2009 and 2008

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

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

Sales by product category in fiscal 2010 were as follows: Digital AVC Networks—43%, Home Appliances—15%, PEW and PanaHome*—20%, Components and Devices—11%, SANYO*—5%, and Other—6%. A sales breakdown in fiscal 2010 by geographical market was as follows: Japan—54%, North and South America—12%, Europe—11%, and Asia and Others—23%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

*  PEW stands for Panasonic Electric Works Co., Ltd. and PanaHome stands for PanaHome Corporation. SANYO stands for SANYO Electric Co., Ltd.

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

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” Investments in companies and joint ventures over which the Company has the ability to exercise significant influence (generally through a voting interest of between 20% to 50%) are included in “Investments and advances—Associated companies” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

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

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the provisions of ASC 605, “Revenue Recognition.” Product revenue is generally recognized upon completion of installation or upon shipment if installation is not required. Maintenance revenue is recognized on a straight-line basis over the term of the maintenance agreement.

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

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the latter of the date at which the related revenue is recognized or the date at which the incentive is offered, and are recorded as reductions of sales in accordance with in the provisions of ASC 605.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

(e)	Leases (See Note 6)

The Company accounts for leases in accordance with the provisions of ASC 840, “Leases.” Leases of the assets under certain conditions are recorded as capital leases in property, plant and equipment in the consolidated balance sheets.

(f)	Inventories (See Note 3)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis or average basis, not in excess of current replacement cost.

(g)	Foreign Currency Translation (See Note 13)

Foreign currency financial statements are translated in accordance with the provisions of ASC 830, “Foreign Currency Matters,” under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of equity.

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the straight-line method based on the following estimated useful lives:

Buildings .................................................................	5 to 50 years
Machinery and equipment ......................................	2 to 10 years

Effective April 1, 2009, the Company and certain of its domestic subsidiaries changed their depreciation method from the declining-balance method to the straight-line method. The Company believes that the straight-line method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives. Under the provisions of ASC 250, “Accounting Changes and Error Corrections,” a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated. The change in depreciation method caused a decrease in depreciation expense by 11,031 million yen for the year ended March 31, 2010. Net loss attributable to Panasonic Corporation and basic net loss per share attributable to Panasonic Corporation common shareholders decreased by 6,861 million yen and 3.31 yen, respectively, for the year ended March 31, 2010. Impact on diluted net income (loss) per share attributable to Panasonic Corporation common shareholders for the year ended March 31, 2010 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(i)	Goodwill and Other Intangible Assets (See Notes 7 and 8)

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead reviewed for impairment at least annually based on assessment of current estimated fair value of the intangible asset. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform the second step of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying amount, the second step does not need to be performed. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in business combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a guideline merged and acquired company method, guideline public company method, and a discounted cash flow analysis. The provisions of ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment based on an assessment of the undiscounted cash flows expected by the asset, whenever impairment indications are presented. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j)	Investments and Advances (See Notes 4, 5, 13 and 18)

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

The Company accounts for debt and marketable equity securities in accordance with the provisions of ASC 320, “Investments—Debt and Equity Securities.”

The provisions of ASC 320 require that certain investments in debt and marketable equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Realized gains and losses are determined on the average cost method and reflected in earnings.

On a continuous basis, but no less frequently than at the end of each quarter, the Company evaluates the carrying amount of each of the investments in associated companies, cost method investments and available-for-sale securities for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount or cost basis of investment, financial condition and prospects of each investee, and other relevant factors.

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

The Company accounts for uncertainty in tax positions in accordance with the provisions of ASC 740, “Income Taxes.” The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interests and penalties related to unrecognized tax benefits in “Provision for income taxes—Current” in the consolidated statements of operations.

(m)	Advertising (See Note 16)

Advertising costs are expensed as incurred.

(n)	Net Income (loss) per Share (See Note 14)

The Company accounts for net income (loss) per share in accordance with the provisions of ASC 260, “Earnings Per Share.” This statement establishes standards for computing net income (loss) per share and requires dual presentation of basic and diluted net income (loss) per share on the face of the statements of operation for all entities with complex capital structures.

Under the provisions of ASC 260, basic net income (loss) per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income (loss) per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(o)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(p)	Derivative Financial Instruments (See Notes 13, 17 and 18)

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk and commodity price risk.

The Company accounts for derivative instruments in accordance with the provisions of ASC 815, “Derivatives and Hedging.” On the date the derivative contract is entered into, the Company ordinarily designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The Company does not offset fair value of contracts in gain and loss positions.

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

The Company accounts for impairment or disposition of long-lived assets in accordance with the provisions of ASC 360, “Property, Plant, and Equipment.” In accordance with the provisions of ASC 360, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(r)	Restructuring Charges (See Note 15)

The Company accounts for costs associated with exit or disposal activities in accordance with the provisions of ASC 420, “Exit or Disposal Cost Obligations.” Pursuant to the provisions of ASC 420, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan.

(s)	Stock-Based Compensation (See Note 12)

The provisions of ASC 718, “Compensation—Stock Compensation” address accounting and disclosure requirements with measurement of the cost of employee service using a fair-value-based method of accounting for stock-based employee compensation plans.

(t)	Segment Information (See Note 20)

The Company accounts for segment information in accordance with the provisions of ASC 280, “Segment Reporting.” Pursuant to the provisions of ASC 280, the reporting segments are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

(u)	Fair Value Measurements (See Note 18)

On April 1, 2008, the Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures” for all financial assets and liabilities and nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The provisions of ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. On April 1, 2009, the Company adopted the provisions of ASC 820 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a nonrecurring basis.

(v)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans, and assets acquired and liabilities assumed by business combinations.

(w)	Adoption of New Accounting Standards

On April 1, 2009, the Company adopted the provisions of ASC 805, “Business Combinations.” The provisions of ASC 805 requires most identifiable assets, liabilities, noncontrolling interests (previously referred to as minority interests), and goodwill acquired in a business combination to be recorded at full fair value. On April 1, 2009, the Company adopted the provisions of ASC 810, “Consolidation.” ASC 810 requires noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. The provisions of ASC 805 is applied to business combinations occurring after the effective date. The provisions of ASC 810 is applied prospectively to all noncontrolling interests, including any that arose before the effective date and the disclosure requirement is applied retrospectively. As a result, the prior years’ consolidated financial statements have been reclassified in order to conform with the presentation used for the year ended March 31, 2010.

(x)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements in order to conform with the presentation used for the year ended March 31, 2010.

(2)	Acquisition

On December 16, 2009, the Company acquired all preferred shares of SANYO Electric Co., Ltd. (SANYO) through a tender offer. On December 21, 2009, the Company subsequently converted the preferred shares to common shares, resulting in an acquisition of 50.2% of the voting rights and a controlling interest of SANYO.

SANYO is in the business of manufacturing and sales of solar cells, rechargeable batteries, electronic devices, commercial equipment, audio-visual equipment, home appliances, and other electronic and electric products. As a result of this acquisition, a collaborating relationship between the Company and SANYO is established under the large business strategy as an united business group to generate synergy, such as the further expansion in the solar business, reinforcement of competitiveness in the rechargeable battery business, strengthening of the financial and business position of SANYO through the application of the Company’s cost reduction know-how, and creation of a comprehensive solution business centered on the environment and energy.

The fair value of noncontrolling interests was measured based on the market price per share of SANYO as of the acquisition date. The fair value of the consideration paid for the controlling interests of SANYO and the noncontrolling interests as of the acquisition date is as follows:

Yen (millions)
Fair value of consideration:
Cash	403,780
Fair value of noncontrolling interests	532,360

Total	936,140

Acquisition-related cost of 5,058 million yen was included in other deductions in the consolidated statements of operations for the year ended March 31, 2010.

Assets acquired and liabilities assumed reflected in the Company’s consolidated balance sheet as of the acquisition date were as follows:

Yen (millions)
Cash and cash equivalents	228,972
Other current assets	653,709
Investments and advances	105,643
Property, plant and equipment	404,468
Goodwill	514,419
Intangible assets	494,103
Other assets	48,596

Total assets acquired	2,449,910

Current liabilities	606,639
Noncurrent liabilities	907,131

Total liabilities assumed	1,513,770

Total net assets acquired	936,140

Trade notes receivable, trade accounts receivable and other short-term receivables recorded at the fair value were included in other current assets in the table above, and the fair value was measured by deducting allowance for doubtful receivables of 73 million yen, 5,319 million yen and 964 million yen from their contractual amounts of 26,001 million yen, 314,175 million yen, 23,941 million yen, respectively. Long-term receivables recorded at the fair value were included in investments and advances, and the fair value was measured by deducting allowance for doubtful receivables of 2,730 million yen from their contractual amounts of 10,999 million yen.

Intangible assets of 492,476 million yen were subject to amortization, which include right of trademark of 45,451 million yen with a 10-year weighted-average useful life, customer relationship of 52,011 million yen with a 12-year weighted-average useful life and patents and know-how of 355,490 million yen with a 10-year weighted-average useful life.

The total amount of goodwill is included in “SANYO” segment, and is not deductible for tax purpose.

Accrued warranty costs of 4,253 million yen were included in current liabilities in the table above.

Net sales and loss before income taxes of SANYO and its subsidiaries that are included in the consolidated statements of operations for the year ended March 31, 2010 are 399,888 million yen and 23,352 million yen, respectively.

The unaudited pro forma information shows the results of the Company’s consolidated operations for the year ended March 31, 2010 and 2009 as though SANYO and its subsidiaries had been consolidated at the beginning of fiscal 2010 and 2009. The pro forma data is not necessarily indicative of the Company’s results of operations that would actually have been reported if the transaction in fact had occurred on April 1, 2009 or 2008, and is not necessarily representative of the Company’s consolidated results of operations for future periods.

	Unaudited
	Yen (millions)
	2010	2009
Net sales	8,617,400	9,537,809
Net income (loss) attributable to Panasonic Corporation	(155,294)	(482,520)

	Unaudited
	Yen
	2010	2009
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(75.00)	(232.06)
Diluted	—	(232.06)

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders for the year ended March 31, 2010 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(3)	Inventories

Inventories at March 31, 2010 and 2009 are summarized as follows:

	Yen (millions)
	2010	2009
Finished goods	497,153	439,747
Work in process	159,699	129,949
Raw materials	256,794	201,441

	913,646	771,137

(4)	Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2010 and 2009, and for the three years ended March 31, 2010 is shown below. The most significant of these associated companies as of March 31, 2010 are JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) and Sumishin Matsushita Financial Services Co., Ltd. (SMFC). At March 31, 2010, the Company has a 27.6% equity ownership in JVC KENWOOD HD and a 22.6% equity ownership in SMFC.

The Company formerly consolidated Victor Company of Japan, Ltd. (JVC) and its subsidiaries. On August 10, 2007, JVC issued and allocated new shares of its common stock to third parties. As a result, the Company’s shareholding of JVC decreased from 52.4% to 36.8%, and JVC and its subsidiaries became associated companies under the equity method. On October 1, 2008, JVC and Kenwood Corporation integrated management by establishing JVC KENWOOD HD through a share transfer. The Company has 27.6% shareholding of JVC KENWOOD HD.

The Company formerly had a 34.0% equity ownership in SMFC. On November 5, 2009, the Company sold certain equity interest to The Sumitomo Trust and Banking Co., Ltd. and as a result, the Company had a 22.6% equity ownership in SMFC. On April 1, 2010, SMFC and STB Leasing Co., Ltd. merged its business to form Sumishin Panasonic Financial Services Co., Ltd. (SPFC). As a result, the Company has a 15.1% equity ownership in SPFC. The Company continues to apply the equity method subsequent to April 1, 2010 as the Company continues to hold significant influence over operating and financial policies of SPFC.

The Company formerly accounted for the investment in Toshiba Matsushita Display Technology Co., Ltd. (TMD) and its subsidiaries under the equity method. On April 28, 2009, the Company sold all of its shares in TMD to Toshiba Corporation.

	Yen (millions)
	2010	2009
Current assets	1,065,594	1,012,194
Other assets	488,755	526,722

	1,554,349	1,538,916
Current liabilities	775,170	961,503
Other liabilities	370,949	292,788

Net assets	408,230	284,625

Company’s equity in net assets	146,825	102,966

	Yen (millions)
	2010	2009	2008
Net sales	1,176,332	1,568,499	1,968,527
Gross profit	254,507	292,589	377,989
Net loss	(10,572)	(70,779)	(52,915)

Purchases and dividends received from associated companies for the three years ended March 31, 2010 are as follows:

	Yen (millions)
	2010	2009	2008
Purchases from	287,598	315,829	424,242
Dividends received	4,301	4,528	5,434

Retained earnings include undistributed earnings of associated companies in the amount of 33,489 million yen and 36,594 million yen, as of March 31, 2010 and 2009, respectively.

During the years ended March 31, 2010, 2009 and 2008, the Company incurred a write-down of 3,605 million yen, 18,121 million yen and 23,668 million yen, respectively, for other-than-temporary impairment of investments and advances in associated companies. The fair values of the investments and advances in associated companies were based on quoted market price or discounted cash flows by using appropriate discounted rate. An impairment charge was recorded to reduce the carrying value of the assets to fair value. The write-down is included in other deductions in the consolidated statements of operations.

Investments in associated companies include equity securities which have quoted market values at March 31, 2010 and 2009 compared with related carrying amounts are as follows:

	Yen (millions)
	2010	2009
Carrying amount	50,314	12,825
Market value	61,294	11,093

(5)	Investments in Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains and gross unrealized holding losses of available-for-sale securities included in short-term investments, and other investments and advances at March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Noncurrent:
Equity securities	275,579	379,358	104,666	887
Corporate and government bonds	3,894	3,961	75	8
Other debt securities	568	585	22	5

	280,041	383,904	104,763	900

	Yen (millions)
	2009
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Corporate and government bonds	1,972	1,998	26	—

	1,972	1,998	26	—

Noncurrent:
Equity securities	269,735	284,356	32,510	17,889
Corporate and government bonds	4,290	4,395	110	5
Other debt securities	5,492	5,515	23	—

	279,517	294,266	32,643	17,894

The cost, fair value, gross unrealized holding gains and gross unrealized holding losses of held-to-maturity securities included in other investments and advances are 1,954 million yen, 1,887 million yen, 16 million yen and 83 million yen at March 31, 2010, respectively.

Maturities of investments in available-for-sale securities at March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010		2009
	Cost	Fair value	Cost	Fair value
Due within one year	—	—	1,972	1,998
Due after one year through five years	4,462	4,546	9,782	9,910
Equity securities	275,579	379,358	269,735	284,356

	280,041	383,904	281,489	296,264

Maturity of investments in held-to-maturity securities at March 31, 2010 is due after 10 years. The cost and fair value of the related investments are 1,954 million yen and 1,887 million yen, respectively.

Proceeds from sale of available-for-sale securities for the years ended March 31, 2010, 2009 and 2008 were 18,275 million yen, 73,782 million yen and 106,466 million yen, respectively. The gross realized gains on sale of available-for-sale securities for the years ended March 31, 2010, 2009 and 2008 were 3,756 million yen, 797 million yen and 7,415 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2010, 2009 and 2008 were 88 million yen, 11 million yen and 148 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2010, 2009 and 2008, the Company incurred a write-down of 2,965 million yen, 73,861 million yen and 8,002 million yen, respectively, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated market condition of certain industries in Japan. The write-down is included in other deductions in the consolidated statements of operations.

Gross unrealized holding losses on investments in available-for-sale securities and the fair value of the related investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	6,222	887	—	—	6,222	887
Corporate and government bonds	1,194	8	—	—	1,194	8
Other debt securities	40	5	—	—	40	5

	7,456	900	—	—	7,456	900

	Yen (millions)
	2009
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	105,647	17,889	—	—	105,647	17,889
Corporate and government bonds	1,780	5	—	—	1,780	5

	107,427	17,894	—	—	107,427	17,894

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company did not have investment securities that had been in a continuous loss position for twelve months or more at March 31, 2010 and 2009.

Gross unrealized holding losses on investments in held-to-maturity securities and the fair value of the related investments are 83 million yen and 1,281 million yen, respectively.

The carrying amounts of the Company’s cost method investments totaled 22,039 million yen and 40,755 million yen at March 31, 2010 and 2009, respectively. For substantially all such investments, the Company estimated that the fair value exceeded the carrying amounts of investments (that is, the investments were not impaired). For the years ended March 31, 2010, 2009 and 2008, certain investments were considered other-than-temporarily impaired, resulting in a write-down of 374 million yen, 34 million yen and 172 million yen, respectively.

At March 31, 2010 and 2009, equity securities with a book value of 15,753 million yen and 13,333 million yen were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

(6)	Leases

The Company has capital and operating leases for certain land, buildings, and machinery and equipment with SMFC and other third parties.

During the years ended March 31, 2010, 2009 and 2008, the Company sold and leased back certain land, buildings, and machinery and equipment for 95,316 million yen, 16,582 million yen and 109,311 million yen, respectively. The base lease term is 1 to 10 years. The resulting leases are being accounted for as operating leases or capital leases. The resulting gains of these transactions, included in other income in the consolidated statements of operations, were not significant. Regarding certain leased assets, the Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term. Regarding leased land and buildings, there are no future commitments, obligations, provisions, or circumstances that require or result in the Company’s continuing involvement.

At March 31, 2010 and 2009, the gross book value of land, buildings, and machinery and equipment under capital leases, including the above-mentioned sale-leaseback transactions was 164,119 million yen and 136,445 million yen, and the related accumulated depreciation recorded was 59,698 million yen and 65,001 million yen, respectively.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 64,124 million yen, 63,490 million yen and 59,886 million yen for the years ended March 31, 2010, 2009 and 2008, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2010 are as follows:

	Yen (millions)
Year ending March 31	Capital leases	Operating leases
2011	42,548	71,686
2012	30,215	42,942
2013	27,116	26,267
2014	12,229	20,074
2015	9,939	4,770
Thereafter	32,999	4,226

Total minimum lease payments	155,046	169,965

Less amount representing interest	10,276

Present value of net minimum lease payments	144,770
Less current portion	40,171

Long-term capital lease obligations	104,599

(7)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets or related asset group will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 79,259 million yen of long-lived assets during fiscal 2010.

The Company recorded impairment losses for certain machinery and finite-lived intangible assets related to domestic liquid crystal display panel manufacturing facilities. As a result of the continuously substantial decline of product prices, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value was based on the discounted estimated cash flows expected to result from the use and eventual disposition of the assets.

The Company also recorded impairment losses for certain land, buildings, and machinery and equipment related to domestic battery manufacturing facilities. Due to the revamp of manufacturing capacity of lithium-ion battery business, certain factories experienced a downturn in profitability. In addition, the Company had to transfer a part of its nickel-hydrogen battery business in relation to the acquisition of SANYO. As a result, the carrying amounts of certain domestic battery manufacturing facilities would not be recoverable through future cash flows. The fair value of land was determined through an appraisal based on the comparable sales method. The fair value of buildings, and machinery and equipment was determined through an appraisal based on the repurchase cost.

Impairment losses of 37,872 million yen, 7,063 million yen, 24,329 million yen, 8,897 million yen and 1,098 million yen were related to “Digital AVC Networks,” “Home Appliances,” “Components and Devices,” “SANYO” and the remaining segments, respectively.

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

Impairment losses of 1,167 million yen, 2,231 million yen, 39,490 million yen and 1,666 million yen were related to “Digital AVC Networks,” “Home Appliances,” “Components and Devices”and the remaining segments, respectively.

(8)	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2010 and 2009 are as follows:

	Yen (millions)
	Digital AVC Networks	Home Appliances	PEW and PanaHome	Components and Devices	SANYO	Other	Total
Balance at March 31, 2008:
Goodwill	319,392	14,756	89,941	70,172	—	12,990	507,251
Accumulated impairment losses	(77,349)	—	—	—	—	—	(77,349)

	242,043	14,756	89,941	70,172	—	12,990	429,902

Goodwill acquired during the year	702	—	262	—	—	30	994
Translation adjustments	—	—	(10,583)	—	—	—	(10,583)
Other	(3,780)	—	(5,741)	—	—	—	(9,521)

Balance at March 31, 2009:
Goodwill	316,314	14,756	73,879	70,172	—	13,020	488,141
Accumulated impairment losses	(77,349)	—	—	—	—	—	(77,349)

	238,965	14,756	73,879	70,172	—	13,020	410,792

Goodwill acquired during the year	—	—	—	—	514,419	—	514,419
Goodwill impaired during the year	—	—	—	(3,745)	—	—	(3,745)
Translation adjustments	—	—	2,070	—	—	—	2,070
Other	—	—	—	(535)	—	—	(535)

Balance at March 31, 2010:
Goodwill	316,314	14,756	75,949	69,637	514,419	13,020	1,004,095
Accumulated impairment losses	(77,349)	—	—	(3,745)	—	—	(81,094)

	238,965	14,756	75,949	65,892	514,419	13,020	923,001

Acquired intangible assets, excluding goodwill, at March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010		2009
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Average amortization period
Finite-lived intangible assets:
Patents and know-how	439,608	54,684	60,317	41,063	10 years
Software	283,075	210,726	257,859	188,439	4 years
Other	172,497	30,337	56,040	28,059	13 years

	895,180	295,747	374,216	257,561

	Yen (millions)
	2010	2009
Indefinite-lived intangible assets	5,432	4,057

Aggregate amortization expense for finite-lived intangible assets for the years ended March 31, 2010, 2009 and 2008 was 46,175 million yen, 38,903 million yen and 38,343 million yen, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Yen (millions)

2011	83,551
2012	75,017
2013	66,696
2014	60,558
2015	53,794

The Company recognized impairment losses of 73 million yen of indefinite-lived intangible assets, in connection with the decline of their fair value during fiscal 2008. The impairment losses are included in other deductions in the consolidated statements of operations.

Impairment losses of finite-lived intangible assets that are being amortized are included in impairment losses of long-lived assets discussed in Note 7.

(9)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2010 and 2009 is set forth below:

	Yen (millions)
	2010	2009
Unsecured Straight bond, due 2011, interest 1.64%	100,000	100,000
Unsecured Straight bond, due 2012, interest 1.14%	100,000	100,000
Unsecured Straight bond, due 2014, interest 1.404%	200,000	200,000
Unsecured Straight bond, due 2019, interest 2.05%	100,000	100,000
Unsecured Straight bonds issued by subsidiaries, due 2010- 2019, interest 0.53% - 2.02%	182,406	60,143
Unsecured bank loans, due 2009 - 2015, effective interest 1.1% in fiscal 2010 and 1.6% in fiscal 2009	404,318	22,043
Secured bank loans by subsidiaries, due 2009 - 2026, effective interest 2.04% in fiscal 2010 and 2.51% in fiscal 2009	4,558	3,136
Capital lease obligations	144,770	112,331

	1,236,052	697,653
Less current portion	207,124	46,343

	1,028,928	651,310

The aggregate annual maturities of long-term debt after March 31, 2010 are as follows:

Year ending March 31	Yen (millions)
2011	207,124
2012	368,594
2013	74,721
2014	283,617
2015	98,872
2016 and thereafter	203,124

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

Each of the loan agreements grants the lender the right to request additional security or mortgages on certain assets. At March 31, 2010 and 2009, other investments and advances, and property, plant and equipment with a book value of 9,933 million yen and 4,967 million yen respectively, was pledged as collateral by subsidiaries for secured loans from banks. At March 31, 2010 and 2009, loans subject to such general agreements amounted to 6,761 million yen and 7,130 million yen, respectively.

The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2010 and 2009 was 2.5% and 3.5%, respectively.

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

During the year ended March 31, 2009, the Company changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date in conformity with the measurement date provisions of ASC 715 “Compensation-Retirement Benefits.” The benefit obligations and plan assets of these plans were remeasured as of April 1, 2008. Net periodic benefit cost, net of tax, for the period from January 1, 2008 to March 31, 2008, in the amount of 3,727 million yen has been recorded as a reduction of beginning fiscal 2009 balance of “retained earnings.” Changes in fair value of plan assets and benefit obligations during the same transition period has been recorded, as a reduction of beginning fiscal 2009 balance of “accumulated other comprehensive income (loss),” in the amount of 73,571 million yen, net of tax of 44,726 million yen.

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010	2009
Change in benefit obligations:
Benefit obligations at beginning of year prior to adjustment	1,821,937	1,828,803
ASC 715 measurement date adjustment	—	4,378

Benefit obligations at beginning of year as adjusted	1,821,937	1,833,181
Service cost	50,285	49,660
Interest cost	51,239	50,114
Prior service benefit	—	(666)
Actuarial (gain) loss	12,040	(6,150)
Benefits paid	(102,014)	(85,073)
Effect of changes in consolidated subsidiaries	388,648	(5,560)
Foreign currency exchange impact	(1,304)	(13,569)
Curtailments, settlements and other	(6,724)	—

Benefit obligations at end of year	2,214,107	1,821,937

Change in plan assets:
Fair value of plan assets at beginning of year prior to adjustment	1,413,646	1,737,634
ASC 715 measurement date adjustment	—	(118,514)

Fair value of plan assets at beginning of year as adjusted	1,413,646	1,619,120
Actual return on plan assets	197,127	(268,049)
Employer contributions	87,963	153,161
Benefits paid	(93,462)	(77,682)
Effect of changes in consolidated subsidiaries	176,036	—
Foreign currency exchange impact	(1,044)	(12,904)
Curtailments, settlements and other	(5,259)	—

Fair value of plan assets at end of year	1,775,007	1,413,646

Funded status	(439,100)	(408,291)

The accumulated benefit obligation for the pension plans was 2,155,066 million yen and 1,814,118 million yen at March 31, 2010 and 2009, respectively.

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010	2009
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,094,302	1,821,937
Fair value of plan assets	1,649,951	1,413,646
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	2,035,647	1,814,118
Fair value of plan assets	1,649,951	1,413,646

Accounts recognized in the consolidated balance sheet at March 31, 2010 and 2009 consist of:

	Yen (millions)
	2010	2009
Other assets	5,251	—
Other current liabilities	(8,552)	(3,924)
Retirement and severance benefits	(435,799)	(404,367)

	(439,100)	(408,291)

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2010 and 2009 consist of:

	Yen (millions)
	2010	2009
Prior service benefit	(197,508)	(222,519)
Actuarial loss	455,780	641,371

	258,272	418,852

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2010 consist of the following components:

	Yen (millions)
	2010	2009	2008
Service cost – benefits earned during the year	50,285	49,660	52,830
Interest cost on projected benefit obligation	51,239	50,114	50,667
Expected return on plan assets	(43,971)	(48,659)	(52,861)
Amortization of prior service benefit	(25,011)	(24,606)	(27,046)
Recognized actuarial loss	43,576	22,391	15,448

Net periodic benefit cost	76,118	48,900	39,038

The estimated prior service benefit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost for fiscal 2011 are gain of 25,011 million yen and loss of 29,444 million yen, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2010 and 2009 are as follows:

	2010	2009
Discount rate	2.6%	2.7%
Rate of compensation increase	1.8%	1.7%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2010 are as follows:

	2010	2009	2008
Discount rate	2.7%	2.7%	2.7%
Expected return on plan assets	3.1%	3.1%	3.1%
Rate of compensation increase	1.7%	1.7%	1.6%

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

The Company’s pension plan assets allocation is approximately 40% for equity securities, approximately 40% for debt securities, and approximately 20% for other investments, primarily for life insurance company general accounts.

For the Company’s major defined benefit pension plans, equity investments are invested mainly in listed equity securities, broadly in Japanese equity, developed international equity and emerging markets. The debt securities investments are comprised primarily of government, municipal, and corporate bonds. The Company mainly chooses debt securities with rating above BBB, high liquidity and appropriate repayment, and has appropriately diversified the investments by sector and geography. As for investments in life insurance company general accounts, the contracts with the insurance companies include a guaranteed interest rate and return of capital. Other investments include fund-of-funds investment, equity long/short hedge funds investment and private equity investment. Fund-of-funds investment and equity long/short hedge funds investment are primarily invested in listed equity securities with frequency of transactions and stable return, while private equity investment are diversified products with low correlation.

The fair values of the Company’s pension plan assets at March 31, 2010, by asset category are as follows:

	Yen (millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	44,336	20,281	—	64,617
Equity securities:
Japanese companies	116,053	—	—	116,053
Foreign companies	84,218	—	—	84,218
Commingled funds (a)	—	485,091	—	485,091
Debt securities:
Government and Municipal bonds	204,898	—	—	204,898
Corporate bonds	—	41,113	—	41,113
Commingled funds (b)	—	451,246	—	451,246
Life insurance company general accounts	—	198,049	—	198,049
Other (c)	—	114,610	15,112	129,722

Total	449,505	1,310,390	15,112	1,775,007

(a)	These funds invest mainly in listed equity securities, approximately 60% Japanese companies and 40% foreign companies.
(b)	Primarily invests in Japanese government bonds and foreign government bonds.
(c)	Other investments primarily include fund-of-funds investment, equity long/short hedge funds.

The three levels of the fair value hierarchy are discussed in Note 18.

Level 1 assets are comprised principally of equity securities and government and municipal bonds, which are valued using unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 assets are comprised principally of commingled funds, which are valued at their net asset values that are determined by the fund family and have daily liquidity, corporate bonds, which are valued using quoted prices for identical assets in market that are not active, and life insurance company general accounts, which are valued at conversion value. Fund of funds investment, hedge funds investment that use equity long/short strategies included in level 2, which primarily invest in listed equity securities and debt securities, are valued based on net asset value.

Level 3 assets are comprised principally of collateralized loan obligation investment and private equity investment, which are valued based on prices and other relevant information such as similar market transactions and latest round of financing data.

The reconciliation of the beginning and ending balances of level 3 assets is as follows:

	Yen (millions)
	Collateralized loan obligation	Private equity	Total
Balance at beginning of year	630	5,635	6,265
Effect of changes in consolidated subsidiaries	5,822	—	5,822
Realized gains (losses)	804	27	831
Unrealized gains (losses) relating to assets held	2,393	23	2,416
Purchases, sales, issuances and settlements, net	(656)	712	56
Transfers out of Level 3	(278)	—	(278)

Balance at ending of year	8,715	6,397	15,112

The Company expects to contribute 91,195 million yen to its defined benefit plans in fiscal 2011.

The benefits expected to be paid from the defined pension plans in each fiscal year 2011 – 2015 are 120,297 million yen, 124,578 million yen, 125,097 million yen, 124,246 million yen and 127,403 million yen, respectively. The aggregate benefits expected to be paid in the five years from fiscal 2016 – 2020 are 660,662 million yen. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at March 31 and include estimated future employee service.

(11)	Income Taxes

Income (loss) before income taxes and income taxes for the three years ended March 31, 2010 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2010
Income (loss) before income taxes	(80,125)	50,810	(29,315)
Income taxes:
Current	22,105	36,042	58,147
Deferred	80,954	2,732	83,686

Total income taxes	103,059	38,774	141,833

For the year ended March 31, 2009
Income (loss) before income taxes	(345,776)	(36,858)	(382,634)
Income taxes:
Current	38,297	23,543	61,840
Deferred	(10,232)	(14,250)	(24,482)

Total income taxes	28,065	9,293	37,358

For the year ended March 31, 2008
Income before income taxes	266,972	168,021	434,993
Income taxes:
Current	85,009	43,172	128,181
Deferred	(16,068)	2,460	(13,608)

Total income taxes	68,941	45,632	114,573

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the three years ended March 31, 2010.

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2010	2009	2008
Combined statutory tax rate	(40.5)%	(40.5)%	40.5%
Lower tax rates of overseas subsidiaries	(38.4)	(1.1)	(6.9)
Expenses not deductible for tax purposes	25.7	0.8	0.7
Change in valuation allowance allocated to income tax expenses	473.8	41.8	(5.4)
Tax effects attributable to investments in subsidiaries	45.7	5.8	(4.8)
Per capita tax	8.3	0.6	0.6
Goodwill impairment	5.2	—	—
Other	4.0	2.4	1.6

Effective tax rate	483.8%	9.8%	26.3%

The significant components of deferred income tax expenses for the three years ended March 31, 2010 are as follows:

	Yen (millions)
	2010	2009	2008
Deferred tax expense (exclusive of the effects of other components listed below)	111,579	94,250	16,898
Benefits of net operating loss carryforwards	(27,893)	(118,732)	(30,506)

	83,686	(24,482)	(13,608)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2010 and 2009 are presented below:

	Yen (millions)
	2010	2009
Deferred tax assets:
Inventory valuation	94,596	78,930
Expenses accrued for financial statement purposes but not currently included in taxable income	154,679	138,580
Property, plant and equipment	295,091	246,276
Retirement and severance benefits	253,636	233,924
Tax loss carryforwards	616,648	333,383
Other	237,797	232,994

Total gross deferred tax assets	1,652,447	1,264,087
Less valuation allowance	1,014,703	477,997

Net deferred tax assets	637,744	786,090

Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(42,458)	(5,882)
Intangible assets	(194,691)	—
Other	(89,242)	(41,814)

Total gross deferred tax liabilities	(326,391)	(47,696)

Net deferred tax assets	311,353	738,394

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2010.

The net change in total valuation allowance for the years ended March 31, 2010, 2009 and 2008 was an increase of 536,706 million yen, an increase of 129,427 million yen and a decrease of 90,267 million yen, respectively.

At March 31, 2010, the Company had, for income tax purposes, net operating loss carryforwards of approximately 1,667,709 million yen, of which 1,527,953 million yen expire from fiscal 2011 through 2017 and the remaining balance will expire thereafter or do not expire. At March 31, 2010, the Company had, for income tax purposes, tax credit carryforwards of approximately 58,482 million yen, which expire from fiscal 2011 through 2013.

Net deferred tax assets and liabilities at March 31, 2010 and 2009 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2010	2009
Other current assets	232,165	227,059
Other assets	358,416	547,580
Other current liabilities	(1,470)	(1,168)
Other liabilities	(277,758)	(35,077)

Net deferred tax assets	311,353	738,394

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 875,626 million yen as of March 31, 2010, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to indefinitely reinvest undistributed earnings. The calculation of related unrecognized deferred tax liability is not practicable.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the three years ended March 31, 2010 is as follows:

	Yen (millions)
	2010	2009	2008
Balance at beginning of year	(7,187)	(9,327)	(4,281)
Increase related to prior year tax positions	(685)	(1,835)	(4,657)
Decrease related to prior year tax positions	1,780	3,561	82
Increase related to current year tax positions	(1,195)	(484)	(2,023)
Change in consolidated subsidiaries	(3,339)	—	—
Settlements	747	60	1,552
Translation adjustments	36	838	—

Balance at end of year	(9,843)	(7,187)	(9,327)

As of March 31, 2010, 2009 and 2008, the total amount of unrecognized tax benefits are 9,843 million yen, 7,187 million yen and 8,287 million yen, respectively, that if recognized, would reduce the effective tax rate. The Company does not expect that the total amount of unrecognized tax benefits will significantly change within the next twelve months. The Company has accrued interests and penalties related to unrecognized tax benefits and the amount of interest and penalties included in provision for income taxes and cumulative amount accrued were not material as of and for the years ended March 31, 2010, 2009 and 2008.

The Company files income tax returns in Japan and various foreign tax jurisdictions. There are a number of subsidiaries which operate within each of the Company’s major jurisdictions resulting in a range of open tax years. The open tax years for the Company is fiscal 2010, and its significant subsidiaries in Japan, the United States of America, the United Kingdom and China range from fiscal 2004 and thereafter.

(12)	Stockholders’ Equity

The Company may repurchase its common stock from the market pursuant to the Company Law of Japan. For the years ended March 31, 2010, 2009 and 2008, respectively, 53,863, 30,875,208 and 45,294,912 shares were repurchased for the aggregate cost of approximately 72 million yen, 72,416 million yen and 103,112 million yen, respectively, primarily with the intention to hold as treasury stock to improve capital efficiency.

The Company sold 17,731, 399,673 and 127,610 shares of its treasury stock for the years ended March 31, 2010, 2009 and 2008, respectively. The difference between sales price and book value was charged to capital surplus in the consolidated balance sheets.

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

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2010 represent dividends paid out during the periods and related appropriation to the legal reserve. Cash dividends per share paid during the three years ended March 31, 2010 amounted to 12.50 yen, 40.00 yen and 32.50 yen, respectively. The accompanying consolidated financial statements do not include any provisions for the year-end dividend of 5.0 yen per share, totaling approximately 10,353 million yen in respect of the year ended March 31, 2010 approved by the board of directors in May 2010.

In accordance with the Company Law of Japan, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of 671,223 million yen at March 31, 2010 were restricted as to the payment of cash dividends.

The Company’s directors and certain senior executives were granted options to purchase the Company’s common stock. All stock options become fully exercisable two years from the date of grant and have a four-year term. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price (Yen)
Balance at March 31, 2007	47,000	2,008
Exercised	(8,000)	1,895
Forfeited	(27,000)	2,163

Balance at March 31, 2008	12,000	1,734
Forfeited	(12,000)	1,734

Balance at March 31, 2009	—	—
Balance at March 31, 2010	—	—

Treasury stock reserved for options at March 31, 2007 was 30,000 shares. There was no treasury stock reserved for options from March 31, 2008 through 2010.

(13)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2010 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2010
Translation adjustments:
Translation adjustments arising during the period	(21,186)	—	(21,186)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	10,129	—	10,129

Net translation adjustments	(11,057)	—	(11,057)

Unrealized holding gains (losses) of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	88,042	(36,356)	51,686
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(703)	280	(423)

Net unrealized gains (losses)	87,339	(36,076)	51,263

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	4,607	(1,543)	3,064
Less: Reclassification adjustment for (gains) losses included in net income (loss)	4,657	(1,560)	3,097

Net unrealized gains (losses)	9,264	(3,103)	6,161

Pension liability adjustments:
Prior service benefit arising during the period	—	—	—
Less: Amortization of prior service benefit included in net periodic benefit cost	(23,947)	8,962	(14,985)

Net prior service benefit	(23,947)	8,962	(14,985)

Actuarial gain (loss) arising during the period	139,867	(49,300)	90,567
Less: Amortization of actuarial gain (loss) included in net periodic benefit cost	39,159	(14,963)	24,196

Net actuarial gain (loss)	179,026	(64,263)	114,763

Net pension liability adjustments	155,079	(55,301)	99,778

Other comprehensive income (loss)	240,625	(94,480)	146,145

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2009
Translation adjustments:
Translation adjustments arising during the period	(116,738)	—	(116,738)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	3,938	—	3,938

Net translation adjustments	(112,800)	—	(112,800)

Unrealized holding gains (losses) of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(167,397)	67,907	(99,490)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	73,075	(29,590)	43,485

Net unrealized gains (losses)	(94,322)	38,317	(56,005)

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	(4,043)	1,565	(2,478)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(10,855)	4,118	(6,737)

Net unrealized gains (losses)	(14,898)	5,683	(9,215)

Pension liability adjustments:
Prior service benefit arising during the period	345	(140)	205
Less: Amortization of prior service benefit included in net periodic benefit cost	(22,727)	7,742	(14,985)

Net prior service benefit	(22,382)	7,602	(14,780)

Actuarial gain (loss) arising during the period	(273,853)	100,104	(173,749)
Less: Amortization of actuarial gain (loss) included in net periodic benefit cost	26,422	(6,782)	19,640

Net actuarial gain (loss)	(247,431)	93,322	(154,109)

Net pension liability adjustments	(269,813)	100,924	(168,889)

Other comprehensive income (loss)	(491,833)	144,924	(346,909)

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2008
Translation adjustments:
Translation adjustments arising during the period	(128,047)	—	(128,047)
Less: Reclassification adjustment for (gains) losses included in net income	(1,207)	—	(1,207)

Net translation adjustments	(129,254)	—	(129,254)

Unrealized holding gains of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(199,198)	83,370	(115,828)
Less: Reclassification adjustment for (gains) losses included in net income	735	(296)	439

Net unrealized gains (losses)	(198,463)	83,074	(115,389)

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	5,014	(1,914)	3,100
Less: Reclassification adjustment for (gains) losses included in net income	612	(248)	364

Net unrealized gains (losses)	5,626	(2,162)	3,464

Pension liability adjustments:
Prior service benefit arising during the period	1,954	(6)	1,948
Less: Amortization of prior service benefit included in net periodic benefit cost	(24,197)	7,806	(16,391)

Net prior service benefit	(22,243)	7,800	(14,443)

Actuarial gain (loss) arising during the period	(62,744)	27,095	(35,649)
Less: Amortization of actuarial gain (loss) included in net periodic benefit cost	13,660	(3,383)	10,277

Net actuarial gain (loss)	(49,084)	23,712	(25,372)

Net pension liability adjustments	(71,327)	31,512	(39,815)

Other comprehensive income (loss)	(393,418)	112,424	(280,994)

(14)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three years ended March 31, 2010 is as follows:

	Yen (millions)
	2010	2009	2008
Net income (loss) attributable to Panasonic Corporation common shareholders	(103,465)	(378,961)	281,877

	Number of shares
	2010	2009	2008
Average common shares outstanding	2,070,623,618	2,079,296,525	2,120,986,052
Dilutive effect:
Stock options		—	3,818

Diluted common shares outstanding		2,079,296,525	2,120,989,870

	Yen
	2010	2009	2008
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(49.97)	(182.25)	132.90
Diluted	—	(182.25)	132.90

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders for the year ended March 31, 2010 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

The effect of stock options was not included in the calculation of diluted net loss per share for the year ended March 31,2009 as the effect would be antidilutive due to the net loss incurred for the year.

(15)	Restructuring Charges

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Yen (millions)
	2010	2009	2008
Expenses associated with the implementation of early retirement programs:
Domestic	33,070	26,452	27,050
Overseas	5,884	11,899	5,594

Total	38,954	38,351	32,644
Expenses associated with the closure and integration of locations	15,918	15,049	6,922

Total restructuring charges	54,872	53,400	39,566

These restructuring charges are included in other deductions in the consolidated statements of operations.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement programs are recognized when the employees accept the offer and the amount can be reasonably estimated. Expenses associated with the closure and integration of locations include amounts such as moving expenses of facilities and costs to terminate leasing contracts incurred at domestic and overseas manufacturing plants and sales offices. An analysis of the accrued restructuring charges for the years ended March 31, 2010, 2009 and 2008 is as follows:

	Yen (millions)
	2010	2009	2008
Balance at beginning of year	32,523	4,761	10,020
New charges	54,872	53,400	39,566
Cash payments	(78,006)	(25,638)	(44,825)

Balance at end of year	9,389	32,523	4,761

The following represents significant restructuring activities for the year ended March 31, 2010 by business segment:

Digital AVC Networks

Digital AVC Networks segment continued selection and concentration of its businesses for improving its cost competitiveness. The restructuring activities mainly consisted of the early retirement programs in Japan.

Total restructuring charges amounted to 15,409 million yen, including expenses associated with the implementation of early retirement programs of 11,757 million yen.

Home Appliances

Home Appliances segment restructured its operations to accelerate concentration of its business for strengthening its management structure. The restructuring activities were mainly integrations of overseas manufacturing bases and the early retirement programs in Japan.

Total restructuring charges amounted to 8,561 million yen, including expenses associated with the implementation of early retirement programs of 5,145 million yen.

PEW and PanaHome

PEW and PanaHome segment restructured to improve cost efficiency in Japan and overseas bases.

Total restructuring charges amounted to 6,975 million yen.

Components and Devices

Components and Devices segment restructured to mainly improve efficiency and cost effectiveness in Japan.

Total restructuring charges amounted to 8,173 million yen, including expenses associated with the implementation of early retirement programs of 6,451 million yen.

SANYO

SANYO segment restructured to mainly improve cost effectiveness in Japan.

Total restructuring charges amounted to 3,483 million yen.

Other

Other segment restructured mainly to improve efficiency in domestic companies.

Total restructuring charges amounted to 12,271 million yen, including expenses associated with the implementation of early retirement programs of 10,300 million yen.

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

(16)	Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to income for the three years ended March 31, 2010 are as follows:

	Yen (millions)
	2010	2009	2008
Research and development costs	476,903	517,913	554,538
Advertising costs	150,866	174,939	200,890
Shipping and handling costs	129,114	146,920	159,418
Depreciation	251,839	325,835	282,102

Foreign exchange losses included in other deductions for the years ended March 31, 2010, 2009 and 2008 are 3,486 million yen, 7,501 million yen and 11,492 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

In fiscal 2010, 2009 and 2008, the Company sold, without recourse, trade receivables of 443,673 million yen, 458,321 million yen and 443,464 million yen to independent third parties for proceeds of 442,779 million yen, 456,870 million yen and 441,778 million yen, and recorded losses on the sale of trade receivables of 894 million yen, 1,451 million yen and 1,686 million yen, respectively. In fiscal 2010, 2009 and 2008, the Company sold, with recourse, trade receivables of 355,512 million yen, 411,778 million yen and 397,796 million yen to independent third parties for proceeds of 355,113 million yen, 411,022 million yen and 397,421 million yen, and recorded losses on the sale of trade receivables of 399 million yen, 756 million yen and 375 million yen, respectively. Those losses are mainly included in selling, general and administrative expenses. The Company is responsible for servicing the receivables. Included in trade notes receivable and trade accounts receivable at March 31, 2010 are amounts of 37,619 million yen without recourse and 26,576 million yen with recourse scheduled to be sold to independent third parties. The sale of trade receivables was accounted for under the provision of ASC 860, “Transfers and Servicing,” which provides accounting and reporting standards for transfer and servicing of financial assets and extinguishments of liabilities.

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2010 are as follows:

	Yen (millions)
	2010	2009	2008
Cash paid:
Interest	26,301	19,627	20,911
Income taxes	51,441	95,198	122,416
Noncash investing and financing activities:
Capital leases	37,505	12,235	36,330

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

Amounts included in accumulated other comprehensive income (loss) at March 31, 2010 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures at March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010	2009
Forward:
To sell foreign currencies	375,430	334,586
To buy foreign currencies	196,439	190,495
Cross currency swaps	31,797	33,953
Interest rate swaps	33,702	—
Commodity futures:
To sell commodity	40,194	48,858
To buy commodity	113,682	168,527

The fair values of derivative instruments at March 31, 2010 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	415	Other current liabilities	(1,971)
Commodity futures	Other current assets	11,330	Other current liabilities	(3,345)

Total derivatives designated as hedging instruments under ASC 815		11,745		(5,316)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	8,590	Other current liabilities	(2,307)
Cross currency swaps	—	—	Other current liabilities	(283)
Interest rate swaps	Other current assets	23	—	—
Commodity futures	Other current assets	1,231	Other current liabilities	(1,231)

Total derivatives not designated as hedging instruments under ASC 815		9,844		(3,821)

Total derivatives		21,589		(9,137)

The fair values of derivative instruments at March 31, 2009 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	2,299	Other current liabilities	(9,094)
Cross currency swaps	Other current assets	275	—	—
Commodity futures	Other current assets	9,285	Other current liabilities	(53,050)

Total derivatives designated as hedging instruments under ASC 815		11,859		(62,144)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	204	Other current liabilities	(808)
Cross currency swaps	Other current assets	1,260	—	—
Commodity futures	Other current assets	4,670	Other current liabilities	(4,670)

Total derivatives not designated as hedging instruments under ASC 815		6,134		(5,478)

Total derivatives		17,993		(67,622)

The effect of derivative instruments on the consolidated statement of operations for the year ended March 31, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	41,003

Total		41,003

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(39,024)

Total		(39,024)

Fair value hedges resulted in gains of 1,979 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion)	Location of gain or (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(613)	Other income (deductions)	(4,599)
Cross currency swaps	(291)	Other income (deductions)	(16)
Commodity futures	3,611	Cost of sales	(42)

Total	2,707		(4,657)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)

Foreign exchange contracts	Other income (deductions)	1,228
Cross currency swaps	—	—
Commodity futures	—	—

Total		1,228

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain or (loss) recognized in operations on derivative	Amount of gain or (loss) recognized in operations on derivative

Foreign exchange contracts	Other income (deductions)	2,950
Cross currency swaps	Other income (deductions)	(1,543)
Interest rate swaps	Other income (deductions)	(3)
Commodity futures	Other income (deductions)	0

Total		1,404

The effect of derivative instruments on the consolidated statement of operations for the three months ended March 31, 2009 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	5,700

Total		5,700

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(5,352)

Total		(5,352)

Fair value hedges resulted in gains of 348 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion)	Location of gain or (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(9,251)	Other income (deductions)	2,355
Cross currency swaps	(90)	Other income (deductions)	(16)
Commodity futures	2,484	Cost of sales	(1,879)

Total	(6,857)		460

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	(1,226)
Cross currency swaps	—	—
Commodity futures	—	—

Total		(1,226)

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	814
Cross currency swaps	Other income (deductions)	1,624
Commodity futures	Other income (deductions)	0

Total		2,438

(18)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables and Accrued expenses

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

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010		2009
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	—	—	1,998	1,998
Other investments and advances	454,313	454,516	424,237	423,223
Liabilities:
Long-term debt, including current portion	(1,236,052)	(1,250,048)	(697,653)	(698,502)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	3,511	3,511	—	—
To buy foreign currencies	5,494	5,494	2,503	2,503
Cross currency swaps	—	—	1,535	1,535
Interest rate swaps	23	23	—	—
Commodity futures:
To sell commodity	—	—	13,955	13,955
To buy commodity	12,561	12,561	—	—
Other current liabilities:
Forward:
To sell foreign currencies	(2,390)	(2,390)	(9,902)	(9,902)
To buy foreign currencies	(1,888)	(1,888)	—	—
Cross currency swaps	(283)	(283)	—	—
Commodity futures:
To sell commodity	(4,576)	(4,576)	—	—
To buy commodity	—	—	(57,720)	(57,720)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The provisions of ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 —	Unobservable inputs for the asset or liability.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at March 31, 2010 and 2009:

	Yen (millions)
	2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	379,358	—	—	379,358
Corporate and government bonds	—	3,961	—	3,961
Other debt securities	—	585	—	585

Total available-for-sale securities	379,358	4,546	—	383,904

Derivatives:
Foreign exchange contracts	—	9,005	—	9,005
Interest rate swaps	—	23	—	23
Commodity futures	12,561	—	—	12,561

Total derivatives	12,561	9,028	—	21,589

Total	391,919	13,574	—	405,493

Liabilities:
Derivatives:
Foreign exchange contracts	—	(4,278)	—	(4,278)
Cross currency swaps	—	(283)	—	(283)
Commodity futures	(3,345)	(1,231)	—	(4,576)

Total derivatives	(3,345)	(5,792)	—	(9,137)

Total	(3,345)	(5,792)	—	(9,137)

	Yen (millions)
	2009
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	284,356	—	—	284,356
Corporate and government bonds	—	6,393	—	6,393
Other debt securities	—	5,515	—	5,515
Derivatives	9,285	8,708	—	17,993

Total	293,641	20,616	—	314,257

Liabilities:
Derivatives	(57,720)	(9,902)	—	(67,622)

Total	(57,720)	(9,902)	—	(67,622)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

The following table presents assets and liabilities that are measured at fair value on a nonrecurring basis for the years ended March 31, 2010 and 2009:

	Yen (millions)
	2010
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(3,605)	1,058	—	1,980	3,038
Long-lived assets	(79,259)	—	—	27,800	27,800
Goodwill	(3,745)	—	—	0	0

	Yen (millions)
	2009
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(18,121)	9,326	—	2,151	11,477

During the year ended March 31, 2010, the Company classified most of assets described above in Level 3 as the Company used unobservable inputs to value these assets when recognizing impairment losses related to the assets. The fair value for the major assets was measured through estimated future cash flows. The Company classified certain investments in Level 1 as the Company used an unadjusted quoted market price in active markets as input to value the investment.

During the year ended March 31, 2009, the Company classified the impaired security, representing a substantial portion of the write-down, in Level 1 as the Company used an unadjusted quoted market price in active markets as input to value the investment. The remaining impaired security is classified in Level 3 as the Company used unobservable inputs to value the investment.

(19)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, as discussed in Note 16, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At March 31, 2010, the maximum amount of undiscounted payments the Company would have to make in the event of default was 38,480 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2010 and 2009 were immaterial.

As discussed in Note 6, in connection with the sale and leaseback of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At March 31, 2010, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 40,528 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2010 and 2009 were immaterial.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2010 and 2009 are summarized as follows:

	Yen (millions)
	2010	2009
Balance at beginning of year	41,478	36,178
Change in consolidated subsidiaries	4,253	—
Liabilities accrued for warranties issued during the period	51,704	51,526
Warranty claims paid during the period	(45,489)	(45,797)
Changes in liabilities for pre-existing warranties during the period, including expirations	(640)	(429)

Balance at end of year	51,306	41,478

At March 31, 2010, commitments outstanding for the purchase of property, plant and equipment approximated 105,260 million yen.

Certain subsidiaries are under the contracts to purchase specific raw materials until 2020. At March 31, 2010, commitments outstanding for this contract approximated 113,210 million yen.

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (PCB equipment) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of 9,513 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

The Company and certain subsidiaries are under the term of leasehold interest contracts for lands of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations. Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In October 2009, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(20)	Segment Information

In accordance with the provisions of ASC 280, the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, electronic components, batteries and electric motors. “SANYO” includes solar cells, lithium-ion batteries, optical pickups, and others. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

The Company has changed the internal business transactions between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for “Other” and “Corporate and eliminations” of fiscal 2008 have been reclassified to conform to the presentation for fiscal 2010 and 2009.

Information by segment for the three years ended March 31, 2010 is shown in the tables below:

By Business Segment:

	Yen (millions)
	2010	2009	2008
Sales:
Digital AVC Networks:
Customers	3,360,278	3,701,996	4,267,217
Intersegment	49,223	46,961	52,377

Total	3,409,501	3,748,957	4,319,594
Home Appliances:
Customers	951,503	1,009,958	1,126,037
Intersegment	190,739	212,992	190,365

Total	1,142,242	1,222,950	1,316,402
PEW and PanaHome:
Customers	1,573,393	1,717,168	1,854,023
Intersegment	58,720	49,094	56,269

Total	1,632,113	1,766,262	1,910,292
Components and Devices:
Customers	697,346	779,761	989,414
Intersegment	307,988	347,509	409,270

Total	1,005,334	1,127,270	1,398,684
SANYO:
Customers	399,888	—	—
Intersegment	4,953	—	—

Total	404,841	—	—
Other:
Customers	435,572	556,624	650,941
Intersegment	576,582	515,114	433,313

Total	1,012,154	1,071,738	1,084,254
JVC:
Customers	—	—	181,296
Intersegment	—	—	1,846

Total	—	—	183,142
Eliminations	(1,188,205)	(1,171,670)	(1,143,440)

Consolidated total	7,417,980	7,765,507	9,068,928

Segment profit (loss):
Digital AVC Networks	87,289	3,176	252,239
Home Appliances	66,525	48,980	86,412
PEW and PanaHome	34,742	40,081	96,405
Components and Devices	36,094	7,107	104,989
SANYO	(730)	—	—
Other	19,727	23,927	64,205
JVC	—	—	(9,672)
Corporate and eliminations	(53,194)	(50,398)	(75,097)

Total segment profit	190,453	72,873	519,481

Interest income	12,348	23,477	34,371
Dividends received	6,746	11,486	10,317
Other income	47,896	52,709	70,460
Interest expense	(25,718)	(19,386)	(20,357)
Other deductions	(261,040)	(523,793)	(179,279)

Consolidated income (loss) before income taxes	(29,315)	(382,634)	434,993

	Yen (millions)
	2010	2009	2008
Identifiable assets:
Digital AVC Networks	2,127,042	2,016,112	2,592,856
Home Appliances	666,403	689,111	758,976
PEW and PanaHome	1,252,243	1,258,465	1,356,588
Components and Devices	831,009	926,897	1,013,522
SANYO	2,435,829	—	—
Other	239,736	216,411	416,217
JVC	—	—	—
Corporate and eliminations	805,795	1,296,320	1,305,455

Consolidated total	8,358,057	6,403,316	7,443,614

Depreciation (including intangibles other than goodwill):
Digital AVC Networks	85,364	142,026	91,607
Home Appliances	28,392	34,891	37,457
PEW and PanaHome	49,180	51,906	44,124
Components and Devices	74,527	97,177	89,799
SANYO	28,877	—	—
Other	11,004	14,176	14,835
JVC	—	—	6,008
Corporate and eliminations	20,670	24,562	36,615

Consolidated total	298,014	364,738	320,445

Capital investment (including intangibles other than goodwill):
Digital AVC Networks	258,999	250,891	228,358
Home Appliances	36,324	56,206	48,925
PEW and PanaHome	33,918	45,059	51,676
Components and Devices	87,400	141,974	139,003
SANYO	33,487	—	—
Other	7,988	12,262	13,331
JVC	—	—	3,542
Corporate and eliminations	6,203	27,652	18,625

Consolidated total	464,319	534,044	503,460

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and software.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and property, plant and equipment are as follows:

	Yen (millions)
	2010	2009	2008
Sales:
Japan	3,994,379	4,082,233	4,544,772
North and South America	917,898	996,647	1,250,677
Europe	771,251	962,981	1,212,971
Asia and Others	1,734,452	1,723,646	2,060,508

Consolidated total	7,417,980	7,765,507	9,068,928

United States included in North and South America	781,264	857,896	1,081,183
China included in Asia and Others	903,531	855,352	941,685

Property, plant and equipment:
Japan	1,571,914	1,230,868	1,353,421
North and South America	42,215	31,694	34,260
Europe	48,444	48,398	69,844
Asia and Others	293,448	263,870	299,848

Consolidated total	1,956,021	1,574,830	1,757,373

There are no individually material countries which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2010.

The following information shows sales, geographical profit and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2010. In addition to the disclosure requirements under ASC 280, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	2010	2009	2008
Sales:
Japan:
Customers	4,324,430	4,435,587	4,908,850
Intersegment	1,542,034	1,617,969	1,880,654

Total	5,866,464	6,053,556	6,789,504
North and South America:
Customers	867,288	946,098	1,196,419
Intersegment	20,229	18,639	16,646

Total	887,517	964,737	1,213,065
Europe:
Customers	742,226	934,525	1,170,932
Intersegment	15,960	34,977	47,300

Total	758,186	969,502	1,218,232
Asia and Others:
Customers	1,484,036	1,449,297	1,792,727
Intersegment	1,035,297	1,008,345	1,167,322

Total	2,519,333	2,457,642	2,960,049
Eliminations	(2,613,520)	(2,679,930)	(3,111,922)

Consolidated total	7,417,980	7,765,507	9,068,928

Geographical profit (loss):
Japan	146,866	72,673	422,071
North and South America	9,116	(2,783)	22,136
Europe	(23,225)	(30,451)	20,438
Asia and Others	113,491	82,611	125,056
Corporate and eliminations	(55,795)	(49,177)	(70,220)

Consolidated total	190,453	72,873	519,481

Identifiable assets:
Japan	5,950,513	3,957,637	4,410,600
North and South America	403,831	285,039	320,487
Europe	275,790	272,513	430,149
Asia and Others	1,372,983	935,440	1,208,534
Corporate and eliminations	354,940	952,687	1,073,844

Consolidated total	8,358,057	6,403,316	7,443,614

Schedule II

PANASONIC CORPORATION

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2010, 2009 and 2008

	Balance at beginning of period	Add	Deduct			Add (deduct)
		Charged to income	Change in consolidated subsidiaries	Bad debts written off	Reversal	Cumulative translation adjustments	Balance at end of period

Allowance for doubtful receivables:
2010	21,131	10,862	—	4,234	3,623	22	24,158
2009	20,868	10,538	—	3,246	5,436	(1,593)	21,131
2008	29,061	6,008	4,378	5,109	3,542	(1,172)	20,868

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2009]

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000] and form of Amendment No. 1 to Deposit Agreement among such parties, including the form of American Depositary Receipt [incorporated by reference to Post-effective Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333-133099) filed on September 29, 2008]

4.1	Liability Limitation Agreement (English translation)
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

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2009]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Continuation of Policy toward Large-scale Purchases of Panasonic Shares

101	INS XBRL Instance Document

101	SCH XBRL Taxonomy Extension Schema

101	CAL XBRL Taxonomy Extension Calculation Linkbase

101	DEF XBRL Taxonomy Extension Definition Linkbase

101	LAB XBRL Taxonomy Extension Label Linkbase

101	PRE XBRL Taxonomy Extension Presentation Linkbase

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

PANASONIC CORPORATION
(Registrant)

Date: June 30, 2010	By	/s/ Masahito Yamamura
Masahito Yamamura
Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2009]

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000] and form of Amendment No.1 to Deposit Agreement among such parties, including the form of American Depositary Receipt [incorporated by reference to Post-effective Amendment No.1 to the Registration Statement on From F-6 (File No. 333-133099) filed on September 29, 2008]

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

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2009]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Continuation of Policy toward Large-scale Purchases of Panasonic Shares

101	INS XBRL Instance Document

101	SCH XBRL Taxonomy Extension Schema

101	CAL XBRL Taxonomy Extension Calculation Linkbase

101	DEF XBRL Taxonomy Extension Definition Linkbase

101	LAB XBRL Taxonomy Extension Label Linkbase

101	PRE XBRL Taxonomy Extension Presentation Linkbase

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.