Form 20-F
period 2011-03-31
PANASONIC Corp
filed 2011-06-30
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

Commission file number 1 - 6784

PANASONIC KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

PANASONIC CORPORATION

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

(Address of principal executive offices)

Masahito Yamamura, +81-6-6908-1121, yamamura.masahito@jp.panasonic.com, address is same as above

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

	Outstanding as of
Title of Class	March 31, 2011 (Japan Time)	March 31, 2011 (New York Time)
Common Stock	2,070,293,396
American Depositary Shares, each representing 1 share of Common Stock		78,609,861

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

This form contains 158 pages.

All information contained in this annual report is as of March 31, 2011 or for the year ended March 31, 2011 (fiscal 2011) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 24, 2011 was 80.32 yen = U.S.$1.

About the Company

Panasonic Corporation (hereinafter, unless the context otherwise requires, “Panasonic,” the “Panasonic Group” or the “Company” refers to Panasonic Corporation and its consolidated subsidiaries as a group) is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. As from October 1, 2008, the Company changed its company name from “Matsushita Electric Co., Ltd.” to “Panasonic Corporation.” Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 8,693 billion yen for fiscal 2011. Over the past nine decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2011 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (June 2011). Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of Panasonic to achieve its midterm management plan; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas. The factors listed above are not all-inclusive.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2011	2010	2009	2008	2007
Statements of Operations Data:
Net sales	8,693	7,418	7,766	9,069	9,108
Income (loss) before income taxes	179	(29)	(383)	435	439
Net income (loss)	86	(171)	(404)	311	248
Net income (loss) attributable to Panasonic Corporation	74	(103)	(379)	282	217
Per common share:
Net income (loss) attributable to Panasonic Corporation:
Basic	35.75	(49.97)	(182.25)	132.90	99.50
Diluted	—	—	(182.25)	132.90	99.50
Dividends declared per share	10.00	10.00	30.00	35.00	30.00
	(U.S.$ 0.12)	(U.S.$ 0.11)	(U.S.$ 0.30)	(U.S.$ 0.35)	(U.S.$ 0.26)

Balance Sheet Data:
Total assets	7,823	8,358	6,403	7,444	7,897
Long-term debt	1,162	1,029	651	232	227
Total Panasonic Corporation shareholders’ equity	2,559	2,792	2,784	3,742	3,917
Common stock	259	259	259	259	259
Number of shares issued at year-end (thousands)	2,453,053	2,453,053	2,453,053	2,453,053	2,453,053
Number of shares issued and outstanding at year-end (thousands)	2,070,293	2,070,605	2,070,642	2,101,117	2,146,284

Yen exchange rates per U.S. dollar:
Year-end	82.76	93.40	99.15	99.85	117.56
Average	85.71	92.93	100.62	114.31	116.92
High	78.74	86.12	87.80	96.88	110.07
Low	94.68	100.71	110.48	124.09	121.81

	Dec. 2010	Jan. 2011	Feb. 2011	Mar. 2011	Apr. 2011	May 2011
Yen exchange rates for each month during the previous six months:
High	81.67	81.56	81.48	78.74	81.31	80.12
Low	84.23	83.36	83.79	82.98	85.26	82.12

Notes:	1.	Dividends per share reflect those declared by Panasonic in each fiscal year and consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.
	2.	United States dollar amounts for dividends per share are translated from yen for convenience at the year-end exchange rate of each period.
	3.	Diluted net income (loss), attributable to Panasonic Corporation common shareholders per share, for fiscal 2010 and 2011, has been omitted because the Company did not have potential common shares that were outstanding for the period.
	4.	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009, and are disclosed as “SANYO” segment. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

Risks Related to the Impact of the Great East Japan Earthquake

The Great East Japan Earthquake that occurred on March 11, 2011 not only caused direct damage to certain manufacturing plants of Panasonic but also, coupled with subsequent shortage in the electricity supply and accidents at the Fukushima Daiichi Nuclear Power Station, had an adverse effect on various areas of the Japanese economy. Panasonic has been experiencing, among other things, shortages in the supply of parts or components from certain suppliers, suspension of or decline in production activities of manufacturers to which Panasonic sells its products, and slowdown of the distribution network. If these conditions continue or deteriorate, the production activities and overall business of Panasonic may be adversely and significantly affected. In addition, production at certain of Panasonic’s manufacturing plants in Japan may decline or be suspended due to limitations on electricity use or rolling blackouts resulting from shortages in the electricity supply. Furthermore, if weak personal spending further worsens, demand for Panasonic’s products and services may be adversely and significantly affected. In the case where imports of Japanese products are restricted or concerns and negative rumors regarding the impact of radioactive materials on Japanese products associated with the accidents at the Fukushima Daiichi Nuclear Power Station spread overseas, Panasonic’s sales activities overseas may be adversely affected. These factors may have a negative impact on Panasonic’s business, operating results and financial condition.

Risks Related to Economic Conditions

Continued or further weakness in Japanese and global economies may cause reduced demand for Panasonic’s products

Demand for Panasonic’s products and services may be affected by general economic trends in the countries or regions in which Panasonic’s products and services are sold. Economic downturns and resulting declines in demand in Panasonic’s major markets worldwide may thus adversely affect the Company’s business, operating results and financial condition. For fiscal 2012, ending March 31, 2012, the Company anticipates that the business environment will remain severe due to various factors including the negative impact of the Great East Japan Earthquake, the yen’s appreciation and ever-intensified global competition. Panasonic may incur increased costs for business restructuring that exceeds Panasonic’s expectations in order to cope with the business environment. If global market conditions worsen beyond expectations, the business environment of Panasonic may deteriorate more than currently anticipated, which may adversely affect the Company’s business, operating results and financial condition.

Currency exchange rate fluctuations may adversely affect Panasonic’s operating results

Foreign exchange rate fluctuations may adversely affect Panasonic’s business, operating results and financial condition, because costs and prices of its products and services and certain other transactions that are denominated in a foreign currency are affected by foreign exchange rate changes. In addition, foreign exchange rate changes can also affect the yen value of Panasonic’s investments in overseas assets and liabilities because Panasonic’s consolidated financial statements are presented in Japanese yen. Generally, an appreciation of the yen against other major currencies such as the U.S. dollar and the euro may adversely affect Panasonic’s operating results. Meanwhile, a depreciation of the yen against the aforementioned major currencies may have a favorable impact on Panasonic’s operating results. In fiscal 2011, the appreciation of the yen against other major currencies continued to adversely and significantly affect Panasonic’s operating results. Any further or continued appreciation of the yen may adversely affect the Company’s business, operating results and financial condition.

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

Continuation or deterioration of financial market instability may adversely affect Panasonic’s ability to raise funds or may increase the cost of fund raising

Panasonic raises funds for its business through methods such as borrowing from financial institutions and issuance of bonds and commercial paper. Where, among other events, financial market instability continues or deteriorates, financial institutions reduce lending to Panasonic, or rating agencies downgrade Panasonic’s credit ratings, Panasonic may not be able to raise funds in the time and amount necessary for Panasonic, or under conditions which Panasonic deems appropriate, and Panasonic may incur additional costs of raising funds, which may adversely affect the Company’s business, operating results and financial condition.

Decreases in the value of Japanese stocks may adversely affect Panasonic’s financial results

Panasonic holds mostly Japanese stocks as part of its investment securities. The value of such stocks has dropped significantly due to the world financial crisis and the recession of Japanese economy in fiscal 2009, causing Panasonic to record losses on valuation of its investment securities in fiscal 2009, fiscal 2010 and fiscal 2011. Further decreases in the value of stocks may cause additional losses due to decreases in the valuation of investment securities, thereby adversely affecting Panasonic’s operating results and financial condition. The decrease in the value of Japanese stocks may also reduce stockholders’ equity on the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

Risks Related to Panasonic’s Business

Competition in the industry may adversely affect Panasonic’s ability to maintain profitability

Panasonic develops, produces and sells a broad range of products and services and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. Panasonic may choose not to fund or invest in one or more of its businesses to the same degree as its competitors in those businesses do, or it may not be able to do so in a timely manner or even at all. These competitors may have greater financial, technological, and marketing resources than Panasonic in the respective businesses in which they compete.

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

Panasonic’s business is, and will continue to be, subject to risks generally associated with international business operations

One of Panasonic’s business strategies is business expansion in overseas markets. In many of these markets, Panasonic may face risks generally associated with international manufacturing and other business operations, such as political instability, including war, civil war, conflict and terrorist attacks, cultural and religious differences and labor relations, as well as economic uncertainty and foreign currency exchange risks. Panasonic may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with customers, subcontractors or parts suppliers. Panasonic may also experience various political, legal or other restrictions in investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or the rate of taxation in countries where Panasonic operates businesses. With respect to products exported overseas, tariffs, other barriers or shipping costs may make Panasonic’s products less competitive in terms of price. Expanding its overseas business may require significant investments long before Panasonic realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

Panasonic may not be able to keep pace with technological changes and develop new products or services in a timely manner to remain competitive

Panasonic may fail to introduce new products or services in response to technological changes in a timely manner. Some of Panasonic’s core businesses in both BtoC (business-to-consumer) and BtoB (business-to-business) areas are concentrated in industries where technological innovation is the central competitive factor. Panasonic continuously faces the challenge of developing and introducing viable and innovative new products. Panasonic must predict with reasonable accuracy both future demand and new technologies that will be available to meet such demand. If Panasonic fails to do so, it will not be able to compete effectively in new markets.

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

Alliances with, and strategic investments in, third parties, and mergers and acquisitions undertaken by Panasonic, may not produce positive or expected results

Panasonic develops its businesses by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Panasonic’s goal of introducing new products and services, but Panasonic may not be able to successfully collaborate or achieve expected synergies with its partners. Furthermore, Panasonic does not control these partners, who may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. On April 1, 2011, Panasonic made Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. its wholly-owned subsidiaries through share exchanges, respectively. Panasonic plans to restructure its groupwide business organization by around January 2012 in order to develop the new Panasonic Group in which the three companies will be fully integrated. However, depending on progress on procedures and discussions both within and outside Panasonic, Panasonic may not be able to promptly implement or complete the restructuring. Even if it is completed, Panasonic may fail to fully achieve the expected results, such as promotion of rapid decision-making and maximization of group synergies.

Panasonic is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner, and at a reasonable price

Panasonic’s manufacturing operations depend on obtaining raw materials, parts and components, equipment and other supplies including services from reliable suppliers at adequate quality and quantity in a timely manner. It may be difficult for Panasonic to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the shortage or interruption of supply caused by, among other things, the Great East Japan Earthquake, the bankruptcy of suppliers or increased industry demand. This may adversely affect the Panasonic Group’s operations. Although Panasonic decides purchase prices by contract, the prices of raw materials, including iron and steel, resin, and non-ferrous metals, and parts and components, may increase due to changes in supply and demand and the inflow of investment funds. Some components are only available from a limited number of suppliers, which also may adversely affect Panasonic’s business, operating results and financial condition.

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

Risks Related to Panasonic’s Management Plans

Panasonic is implementing a midterm management plan called “Green Transformation 2012” (GT12), announced on May 7, 2010, which runs from fiscal 2011 to fiscal 2013. Under this plan, Panasonic aims to achieve an operating profit* to sales ratio of 5% or more, sales of 10 trillion yen, ROE of 10% and CO2 emission reductions of 50 million tons (compared to level of fiscal 2006.) However, Panasonic announced on April 28, 2011 that it revised its target sales in fiscal 2013 to 9.4 trillion yen, taking into consideration further appreciation of the yen against other currencies and progress of the “Transformation Project” which Panasonic started after GT12 was announced. However, Panasonic may not be successful in achieving all the targets or in realizing the expected benefits because of various external and internal factors such as deterioration of the business environment including the negative impact of the Great East Japan Earthquake, and increased costs of business restructuring such as additional business reorganization, the impairment of fixed assets and employment adjustment in order to cope with the business environment.

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

Payments or compensation related to environmental regulations or issues may adversely affect Panasonic’s business, operating results and financial condition

Panasonic is subject to environmental regulations such as those relating to climate change, air pollution, water pollution, hazardous substances, waste materials, product recycling, and soil and groundwater contamination, and may be held responsible for certain related payments or compensation. Furthermore, if these regulations become stricter and an additional duty of eliminating the use of environmentally hazardous materials is imposed, or if the Company determines that it is necessary and appropriate, from the viewpoint of corporate social responsibility, to respond to environmental issues, the payment of penalties for the violation of these regulations or voluntary payment of compensation for consolation to parties affected by such issues may adversely affect Panasonic’s business, operating results and financial condition.

Leaks of confidential information, including personal information, or trade secrets may adversely affect Panasonic’s business

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

Governmental laws and regulations may limit Panasonic’s activities, increase its operating costs or subject it to sanctions and lawsuits

Panasonic is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations, and internal control regulations. If, due to the implementation of stricter laws and regulations and stricter interpretations, Panasonic cannot comply with these laws and regulations from technical and economic perspectives, or Panasonic determines that it would not be economical to continue to comply with them, Panasonic would need to limit its activities in the affected business areas. These laws and regulations could increase Panasonic’s operating costs. In addition, in the event that governmental authorities find or determine that Panasonic has violated these laws and regulations, Panasonic could become subject to regulatory sanctions, including money penalties, as well as criminal sanctions or civil lawsuits for damages, and could also suffer reputational harm.

Risks Related to Disasters or Unpredictable Events

Panasonic’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Panasonic’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Panasonic also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters, such as earthquakes, tsunami, fires, floods, including those caused by climate change, wars, terrorist attacks, computer viruses or other events occur, or Panasonic’s information system or communications network breaks down or operates improperly as a result of such events, Panasonic’s facilities and other assets may be seriously damaged, or the Company may have to stop or delay production and shipment. Panasonic may incur expenses relating to such damages. In addition, if an infectious disease, such as a new highly-pathogenic flu strain, becomes prevalent throughout the world, Panasonic’s manufacturing and sales may be materially disrupted.

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

Panasonic’s shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may differ from that followed in foreign markets. Panasonic’s dividend payout practice is no exception. While the Company regularly announces forecasts of annual and interim dividends in April or May of each year, these forecasts are not legally binding. The payment of annual or interim dividends requires a resolution of its board of directors. If the board adopts such a resolution, the dividend payment is made to shareholders as of the applicable record date, which is currently specified by its Articles of Incorporation as March 31, in the case of annual dividends, and September 30, in the case of interim dividends. However, the board usually does not adopt a resolution with respect to an annual dividend until after March 31 or with respect to an interim dividend until after September 30, respectively. Shareholders of record as of an applicable record date may sell shares in the market after the record date in anticipation of receiving a certain dividend payment based on the previously announced forecasts. However, since these forecasts are not legally binding and resolutions to pay dividends are usually not adopted until after the record date, Panasonic’s shareholders of record on record dates for annual or interim dividends may not receive the dividend they anticipate.

Item 4.	Information on the Company

A.	History and Development of the Company

GENERAL

The Company (Address: 1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan. Phone: +81-6-6908-1121 / Agent: Mr. Ko Kaneko, President of Panasonic Finance (America), Inc.) was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of humankind through the supply of quality consumer electric and electronic goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white TVs and refrigerators. During the 1950s, the Company expanded its operations by establishing mass production and mass sales structures to meet increasing domestic demand, while also creating subsidiaries, making acquisitions and forming alliances. During the 1960s, the Company expanded its overseas businesses, and its products started obtaining worldwide recognition.

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

In June 1995, the Company sold 80% equity interest in MCA (subsequently renamed Universal Studios, Inc.) which the Company purchased in December 1990, to The Seagram Company Ltd. (currently Vivendi Universal S.A.) for approximately U.S. 5.7 billion dollars, leaving the Company with a minority interest. In February 2006, the Company sold the remaining shares to Vivendi Universal S.A.

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

As an extension of this Groupwide reorganization, the Company transformed two of its majority-owned subsidiaries, Matsushita Electronic Components Co., Ltd. and Matsushita Battery Industrial Co., Ltd., into wholly-owned subsidiaries through share exchanges, effective April 1, 2003.

Upon the aforementioned Groupwide restructurings, in April 2003, to prepare a framework that enables each business domain company to implement autonomously responsible management, the Company established a new global consolidated management system that focuses on capital efficiency and cash flows.

Also on April 1, 2003, the Company launched another joint venture company with Toshiba, upon separating their respective cathode ray tube (CRT) businesses with the exception of domestic CRT manufacturing operations. The Company formerly accounted for the investment in the new company, Matsushita Toshiba Picture Display Co., Ltd. (MTPD) and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with Financial Accounting Standards Board (FASB) Interpretation No.46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R), as a result of certain restructuring activities of MTPD. As of March 31, 2006, the Company had a 64.5% equity interest in MTPD. On March 30, 2007, the Company acquired the remaining 35.5% equity interest in MTPD from Toshiba and MTPD was renamed MT Picture Display Co., Ltd.

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

In July 2007, each of Victor Company of Japan, Limited (“JVC”), a consolidated subsidiary of the Company, Kenwood Corporation (“KENWOOD”), and SPARX International (Hong Kong) Limited, an investment management company which belongs to a group of companies headed by SPARX Group Co., Ltd. adopted resolutions for, or affirmed, JVC’s issuance of 107,693 thousand new shares of its common stock through third party allotments, and the new shares were subscribed by KENWOOD and the several investment funds managed by SPARX International (Hong Kong) Limited. JVC issued and allocated the new shares to KENWOOD and the SPARX funds on August 10, 2007. As a result, the Company’s shareholding in JVC decreased from 52.4% to 36.8%, and JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.

In February 2008, the Company finalized a definitive agreement with Hitachi, Ltd. related to comprehensive LCD panel business alliance under which it would acquire a majority voting interest in IPS Alpha Technology, Ltd. (“IPS Alpha”), which was owned by Hitachi Displays, Ltd. (“Hitachi Displays”), once certain conditions are satisfied. As a result, IPS Alpha became a consolidated subsidiary of the Company on March 31, 2008, in accordance with FIN 46R.

In April 2008, Matsushita Refrigeration Company was absorbed, and in October 2008, Matsushita Battery Industrial Co., Ltd. was absorbed, by the Company.

On October 1, 2008, the Company changed its name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation” and its ticker symbol on the New York Stock Exchange from “MC” to “PC.” The Company completed its brand name change from the “National” brand, used for home appliances and housing equipment in Japan, to the “Panasonic” brand by the end of fiscal 2010.

On October 1, 2008, JVC and KENWOOD integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) through a share transfer. The Company has 24.4% of total issued shares of JVC KENWOOD HD.

On December 19, 2008, Panasonic and SANYO Electric Co., Ltd. (“SANYO”) entered into the capital and business alliance agreement. The Company aimed to acquire the majority of the voting rights of SANYO assuming full dilution (which takes into account conversion of Class A preferred stock and Class B preferred stock into common stock) by means of tender offer. Panasonic and SANYO formed a close alliance in business with the prospect of organizational restructurings of both companies.

In April 2009, Toshiba acquired all of Panasonic’s shares in TMD, a joint venture that develops, manufactures and sells liquid crystal displays (LCDs) and organic light emitting displays (OLEDs).

In December 2009, Panasonic completed acquisition of a majority of the voting stock of SANYO. With this acquisition, SANYO and its subsidiaries became consolidated subsidiaries of the Company.

In January 2010, Panasonic transferred the rights and obligations with respect to the business of System Solutions Company, its internal division company, to Panasonic Communications Co., Ltd., its wholly-owned subsidiary, through business division. The Company aims to strengthen the system networking businesses including Security Systems, Broadcast Systems and Wireless VoIP Systems by integrating the system business and the fixed-line communications business toward global growth of BtoB system business, in which the visual and communications businesses have been integrating under the further progress of IP networks.

In April 2010, Panasonic reorganized and integrated the Home Appliance and Automotive Motor, and Industrial Motor businesses into the Home Appliances Company. Panasonic also transferred the Information Equipment Motor Business to Minebea Motor Manufacturing Corporation. Therefore, these businesses were transferred from Motor Company, and Motor Company was subsequently dissolved.

In June 2010, Panasonic Corporation, Hitachi, Ltd. and Hitachi Displays announced that Hitachi Displays would conduct a corporate split to establish IPS Alpha Support Co., Ltd (“IPS Alpha Support”). IPS Alpha Support will assume Hitachi Displays’ entire shareholding of 50.02% shares of IPS Alpha. In addition, Hitachi Displays transferred 94% shares of IPS Alpha Support to Panasonic, and 6% shares to Hitachi, Ltd. As a result of these transactions, Panasonic effectively acquired 47.02% shares of IPS Alpha. Adding to its existing shareholding of 44.98%, Panasonic had an effective investment in IPS Alpha of 92%. Subsequently, IPS Alpha changed the company name to Panasonic Liquid Cristal Co., Ltd., and took over IPS Alpha Technology, Himeji, Ltd. and IPS Alpha Support in October 2010.

In July 2010, Panasonic announced a plan to turn PEW and SANYO, which were both already consolidated subsidiaries, into wholly-owned subsidiaries through simultaneous first-step tender offers and subsequent share exchanges.

In October 2010, Panasonic completed its tender offers for shares of PEW and SANYO that it did not already own and, as a result, Panasonic’s shareholdings of PEW and SANYO increased to approximately 84% and 81% of the total voting rights of each company, respectively.

In December 2010, Panasonic and each of PEW and SANYO resolved to conduct share exchanges in order to make Panasonic a wholly-owning parent company, and PEW and SANYO wholly-owned subsidiaries, at a meeting of each respective company’s board of directors. The share exchange agreements were executed between Panasonic and PEW, and between Panasonic and SANYO. After related procedures, PEW and SANYO became wholly-owned subsidiaries of Panasonic on April 1, 2011.

In January 2011, JVC KENWOOD HD and its consolidated subsidiaries ceased to be an associated company of Panasonic under the equity method as the ownership percentage of Panasonic in JVC KENWOOD HD fell due to JVC KENWOOD HD’s issuance of new shares and disposition of treasury shares through an international offering.

In April 2011, Panasonic integrated the operations of System Networks Company of Panasonic Corporation, which has a competitive advantage in the visual and fixed communication equipment and the sales of their systems, and Panasonic Mobile Communications Co., Ltd., which have a competitive advantage in the field of mobile communication business. In line with this integration, the Company dissolved System Networks Company to establish Systems & Communications Company. Panasonic intends to achieve further growth in the BtoB systems business field, in which Visual, communication and IT systems are being integrated.

CAPITAL INVESTMENT

Total capital investment amounted to 404 billion yen, 385 billion yen and 494 billion yen for fiscal 2011, 2010 and 2009, respectively. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measures, see “Overview—Key performance indicators” in Section A of Item 5.) In these years, the Company intended to curb capital investment in a number of business areas, in line with an increased management emphasis on cash flows and capital efficiency. The Company did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key areas as flat-panel TVs and batteries.

B.	Business Overview

SALES BY BUSINESS SEGMENT

Panasonic is engaged in the production and sales of electronic and electric products in a broad array of business areas. The Company divides its businesses into six segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, SANYO, and Other. The following table sets forth the Company’s sales breakdown by business segment for the last three fiscal years:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2011		2010		2009
Digital AVC Networks	3,304	(3)%	3,410	(9)%	3,749
Home Appliances	1,276	6	1,204	(7)	1,290
PEW and PanaHome	1,735	6	1,632	(8)	1,766
Components and Devices	926	(1)	931	(11)	1,045
SANYO	1,562	286	405	—	—
Other	1,198	18	1,012	(6)	1,072
Eliminations	(1,308)	—	(1,176)	—	(1,156)

Total	8,693	17%	7,418	(4)%	7,766

*	Percentage above reflects the changes from the previous year.
*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.
*	Panasonic restructured the motor business on April 1, 2010. As a result of restructuring, the motor business was transferred from Components and Devices to Home Appliances. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2009 and 2010 are reclassified to conform to the presentation for fiscal 2011.

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

In the digital AVC business, Panasonic provides such imaging equipment as flat-panel TVs, digital AVC network equipment including Blu-ray Disc recorders and digital cameras as well as business-use AV equipment.

For flat-panel TVs, in fiscal 2011, global demand saw strong growth due mainly to the positive effect of Japan’s eco-point program and a substantial upswing in emerging markets such as Asia, as well as central and south America. Amid these circumstances, Panasonic took steps to provide its customers with fresh and exciting television experiences, launching a series of advanced 3D- and Internet-compatible products. In addition to the release of a bass enhanced 32-inch LCD TV in India, the Company worked diligently to increase sales of high-volume segment products that address the local needs of each global region. As a result, unit sales in fiscal 2011 climbed to 20.23 million worldwide, 1.3 times higher year on year.

For Blu-ray Disc and DVD recorders, in fiscal 2011, the increased penetration of digital broadcasting and flat-panel TVs continued to drive growth in the Blu-ray Disc recorder market. Under these circumstances, higher DIGA sales were strongly supported by the product’s networking features, which enhance enjoyment by helping to link various devices, as well as basic functions including extended recording in full HD video and simple operation. Buoyed by these factors, Panasonic increased its sales and maintained its top share in the global market.

For digital cameras, in fiscal 2011, the compact digital camera market expanded steadily driven largely by firm unit sales in emerging regions including Asia and China. In contrast, sales on a value basis fell below the level recorded in the previous fiscal year due to negative growth in Japan, Europe and the United States. Consistent with this market trend, sales of Panasonic products in North America and emerging markets climbed on a units sold basis. As a result, the Company recorded global year-on-year growth. In value terms, however, sales contracted owing primarily to the drop in product prices and the impact of the strong yen. In digital interchangeable lens cameras, Panasonic released a succession of innovative products which have compact bodies and are easy to operate attracting wide market acclaim.

For digital camcorders, in fiscal 2011, the market saw units sold surpass the previous fiscal year. Reflecting the growing trend toward lower priced products, however, sales contracted year on year on a value basis. Under these circumstances, units sold by the Company again climbed above the previous fiscal year, only to fall on a year-on-year value basis due primarily to the drop in retail prices and the strong yen.

In the fiscal 2011 notebook PC market displayed steady growth on a unit sales basis both in and outside Japan. Sales on a value basis were marginally lower than fiscal 2010. Sales of the Company’s Let’s note mobile computer designed for the Japanese market were robust, expanding year on year. While results overseas for the rugged TOUGHBOOK notebook PC were impacted by the strong yen falling below the previous fiscal year’s level, units sold increased year on year.

In the business-use system solutions market, where image and communications technologies continue to converge, Panasonic is pursuing global growth in its system networks business. This is in response to advance in IP networks including increasing use of the Internet and LANs.

Issues of safety and security are attracting growing concern in Japan. Against this backdrop, demand for equipment and systems that ensure security continues to climb. In addition to the existing requirements of urban areas and schools, the need for security from retail stores, small offices and related facilities increased throughout fiscal 2011. Under these conditions, sales of the Company’s security-related products, particularly network cameras, were robust. In North America, sales of POS system solutions that use touch-panel terminals saw substantial growth on the back of replacement demand as major fast food chains sought to renew or upgrade their systems. Turning to emerging markets, sales expanded mainly in China and Russia. Results were particularly strong for such products as compact multi-function printers (MFPs) and network cameras with sales rising substantially compared with fiscal 2010. Furthermore, analog surveillance cameras were also adopted by public transportation systems in China. Together with such factors as the development of new sales channels in North America, results were firm.

In the mobile communications business, Panasonic offers mobile phones incorporating advanced functions, and cutting-edge communications infrastructure equipment such as base transceiver stations. Through these products, the Company works to realize a communications society that offers high-level security and greater convenience and comfort. In fiscal 2011, the Japanese mobile phone market became increasingly polarized along advanced function, top-tier and high-volume segment model lines. In the high-end handset category, Panasonic received favorable acclaim following the introduction of the LUMIX Phone, which harnesses the Company’s accumulated digital camera technologies. While limiting models to basic functionality, the Company reported strong sales of high-volume segment models that balance the dual needs for reasonable pricing and stylish design. However, mobile communications business sales were lower than in fiscal 2010. This was largely attributable to delays in responding effectively to the rapid demand for smart phones.

In the automotive electronics business, Panasonic is developing its business in the automotive multimedia field while at the same time pursuing new opportunities in the environment and safety field. This is amid growing interest in more comfortable, environmentally-conscious, and safer vehicles. In 2010, new automobile sales saw a year-on-year increase for the first time in six years. This was mainly attributable to the eco car subsidy initiative implemented in Japan which served to ignite demand. Under these circumstances, sales of the Company’s car navigation systems, cameras and digital terrestrial tuners were strong. In October 2010, Panasonic released Tabi Navi, a portable travel navigation device that condenses tour guide information, navigation function and a camera into a single unit. The Company has been successful with its marketing strategy to cultivate new demand among middle to older age travelers. Sales were strong mainly through the domestic electronics retail store channel. Outside of Japan, overall sales were strong including those for rear-seat entertainment systems. In addition to indications of a recovery in the North American market, this largely reflected the return to favor of large-sized vehicles. Sales also grew steadily in emerging countries including China, which led the world in annual new car sales at 18 million vehicles, India, and Brazil, where demand was high.

Home Appliances

Panasonic’s principal products in this segment include home appliances such as refrigerators, room air conditioners, washing machines and clothes dryers, and vacuum cleaners. This segment also includes lighting and environmental systems.

In home appliances, Panasonic provides advanced technology-driven products and services across a variety of fields including housekeeping, cooking, cooling and heating, and hot water supply. Moreover, the Company is accelerating its overseas business activities pursuing product development that reflects the lifestyle habits of each region. In fiscal 2009, Panasonic introduced new refrigerators and washing machines with cutting-edge technologies in Europe in March 2009. In fiscal 2010, refrigerator, room air conditioner, tilted-drum washer/dryers and other product models featuring ECO NAVI, which automatically saves electricity depending on the mode of use, won strong support as appliances with a high level of environmental performance, thereby driving sales in Japan. Overseas, refrigerators and washing machines in Europe have sold well as consumers have appreciated their industry-leading environmental performance. In fiscal 2011, performance was favorably impacted by the eco-point program as well as an extremely hot summer in Japan. Moreover, sales of ECO NAVI products won strong support throughout the entire year. Overseas, Panasonic actively introduced products for high-volume segments focusing particularly on middle-income earners in each country in Asia. In China, sales were strong in washing machines featuring top-class water-saving functions released in March 2010, room air conditioners and vacuum cleaners. This was largely attributable to the Chinese government’s home appliance subsidy program. In India, where the Company is intensifying efforts to boost sales, Panasonic launched the CUBE room air conditioner in January 2011. The CUBE room air conditioner was well received by the market due to its reduced noise levels and enhanced energy savings compared with competing products in the same price range. In Europe, two years have passed since Panasonic entered the refrigerator and washing machine markets, and the sales rose substantially higher than the previous fiscal year by expanding its line-up. In April 2010, Panasonic restructured the Motor Company by integrating the Home Appliance and Automotive Motor and Industrial Motor business into the Home Appliance Company. Over the ensuing period, steps have been taken to further strengthen product competitiveness.

In the lighting business, Panasonic is actively developing products that conserve energy and resources, and are based on universal design. The Company continues to maintain a No.1 share in general lighting products in Japan. In fiscal 2010, low-power-consumption and long-life LED bulbs were released under the EVERLEDS brand in Japan to a strong response from the market. Due to the rapid expansion in demand for LED lighting products, production was moved to a facility in Indonesia that can manufacture large quantities in December 2009. In fiscal 2011, the Company released the industry’s first* purpose-built inclined mounting-type product as well as a wide light distribution-type product. This wide light distribution type product produces a light that is essentially equivalent to electric bulbs in Japan. These new products and the small bulb type, which continue to be well received, have helped Panasonic secure a top share of the LED bulb market. In its overseas operations, which serve as another growth engine, Panasonic pursued efforts aimed at creating new demand in fiscal 2011. One initiative was the introduction of global ball-type fluorescent lamp models in emerging markets following the worldwide shift away from incandescent bulbs. As a result, sales were higher than fiscal 2010.

* Source: Panasonic

In the environmental systems business, Panasonic is developing ventilation fan systems and indoor air quality products while pursuing environmental engineering and component businesses. The Company is engaging in product development utilizing environmental technologies that are kind to the earth and humankind. In fiscal 2010, air purifiers and nano-e generators to combat influenza performed strongly in Japan. Moreover, sales of ultra pure water manufacturing equipment for plasma and LCD panels, lithium-ion batteries and other production equipment were strong. Overseas sales grew on the back of rising demand for ceiling fans, particularly in Asia. In fiscal 2011, sales of humidifiers and air purifiers in Japan were firm. Results were particularly strong in Uruoi Air Rich, equipped with ECO NAVI in addition to the nano-e* generator function, released in September 2010. Overseas, Panasonic launched air purifiers with standardized features and fresh design in the Chinese, Asian and Middle East markets in October 2010. This new model is attracting wide acclaim helping to rapidly boost sales.

* Minute ion particles produced from moisture in the air. Helpful in controlling fungi, odors and allergy-related substances

PEW and PanaHome

This segment includes Panasonic Electric Works Co., Ltd. (PEW), PanaHome Corporation (PanaHome) and their respective subsidiaries.

PEW provides wide-ranging products that incorporate society’s need for energy and environmental conservation as well as information. PEW also undertakes measures that address the aging population, safety, security, and convenience. Moreover, PEW is promoting its business globally by developing products that realize synergies between comfort and eco-consciousness.

In fiscal 2009, new Panasonic brand products, including personal care products, such as nanoparticle ion steamers received strong market acceptance. In fiscal 2010, sales of new products such as Massage Sofa were favorable. In addition, PEW posted higher sales of LED lighting in Japan and aggressively expanded sales of automotive devices such as EV relays and Back & Corner (B&C) sensors in step with the growing demand for eco car in Japan. In fiscal 2011, in Japan, PEW continuously posted higher sales of eco-conscious LED lighting fixture. This was amid the ongoing upswing in energy-saving, CO2 emission reduction and related needs. In addition, sales, mainly of such water-related products as the Living Station modular kitchen system, grew amid a modest recovery in new housing starts in Japan. Sales of personal-care products were also strong. Year-on-year results were again favorable for Lamdash men’s shavers as well as Nanocare dryers equipped with a nanoe-ion generator function. Moreover, sales performed remarkably well in Pocket Doltz, a stylish pocket sonic vibration toothbrush. Overseas, buoyed by demand growth in China, sales were strong in home appliance- and communications-use relays and printed circuit board materials, factory-automation (FA)-related products as well as men’s shavers and hair dryers.

PanaHome is committed to empowering all who live in its ‘eco ideas’ Homes to lead comfortable lives for the bright future of the Earth. In this context, PanaHome mainly engages in detached housing, asset management, and home remodeling businesses.

In fiscal 2009 and 2010, PanaHome diligently pursued its superior environmental performance and energy conservation technologies, including solar power generation systems and all-electric home design fixtures. In fiscal 2011, PanaHome introduced long-life products in response to the government’s Long-Term Quality Housing Certification Program*. Moreover, PanaHome launched CASART which delivers superior earthquake-resistance, environmental and energy-saving performance, focusing initially on urban areas. PanaHome continued to promote medical and welfare facility construction. As a part of this endeavor, PanaHome commenced its Whole-Building Leasing System for special rental housing with nursing care services for the elderly.

*	A housing certification system that recognizes high property values encouraging quality maintenance over the long term. Certified houses are eligible for preferential taxation measures.

Components and Devices

This business segment of Components and Devices supplies high-performance and high-value-added components and devices used in various products ranging from digital AV equipment and information and communication devices to home appliances and industrial equipment, such as semiconductors, general components and batteries. This business segment also contributes significantly to making finished products more energy efficient.

In the semiconductor business, Panasonic provides a wide range of products including system LSIs integrating multiple functions on a single chip, and image sensors achieving higher picture quality for digital cameras.

The UniPhier® Integrated Platform combines software and hardware resources across different product categories to improve R&D efficiency and design quality. In fiscal 2009, Panasonic proceeded with the commercialization of 45nm-process next-generation UniPhier® system LSIs. The Company also developed an application/transmission integrated LSI that combines one system LSI for the communications function of mobile phones and another system LSI for an application function in one UniPhier®. In fiscal 2010, Panasonic developed a new UniPhier® system LSI for displaying high-resolution 3D images, providing network capability and enabling other functions. This new system LSI is incorporated in 3D plasma TVs and Blu-ray Disc recorders. In fiscal 2011, Panasonic successfully developed the world’s first mass-production technology for 32-nm generation system LSIs. This advanced technology enables system LSIs with higher performance and lower power consumption that help enhance the competitiveness of finished products. Utilizing this technology featuring Panasonic’s proprietary UniPhier® integrated platform, shipments of system LSIs for use in Blu-ray Disc players commenced in October 2010. This new development allows 3D image playback as well as Internet video image and other services. In addition, Panasonic is accelerating efforts to commercialize gallium-nitride (GaN) power devices that can be used in motors, power supply control and other products that help achieve low-power consumption, as well as low-heat-generating home electric appliances.

In the electronic devices business, Panasonic develops and manufactures a variety of electronic components based on its three core technologies—power management, membrane and MEMS*, and circuit board and mounting technologies for use in the digital AV, information and telecommunications, automotive electronics, environment and energy, medical electronics and related fields. In fiscal 2009, sales of capacitors, electromechanical components and other products struggled due to deteriorating market conditions and inventory cutbacks at finished product manufacturers. Nevertheless, the Company focused on growing industries amid the economic downturn and actively endeavored to expand sales. In fiscal 2010, Panasonic worked to speed up management and enhance cost competitiveness. While concentrating business resources on growth fields such as devices for eco-cars, the Company achieved new process innovations, such as the rapid launch of new products by promoting localization in activities ranging from manufacturing to sales at overseas sites. In fiscal 2011, sales were particularly strong in products such as angular rate sensors for automobiles, chip resistors and graphite heat-conductive sheets for smart phones, and specialty polymer aluminum electrolytic capacitor for notebook PCs. Offering high-density and multilayer properties, Panasonic recorded sales growth in any layer interstitial via hole (ALIVH) high-density printed circuit boards. These products provide the advanced complex functions required by such mobile devices as smart phones. Panasonic’s in-car power supplies and hybrid vehicle pedestrian alert systems were adopted in strategic automobiles for the global market by major automotive manufacturers. Panasonic also developed the industry’s first eco-car speaker utilizing recycled resources. Mass production commenced in January 2011 and the product has been adopted by numerous automobile manufacturers.

*	Micro Electro Mechanical Systems: technology is related to the production of minute electrical equipment systems created via the silicon process technology used for semiconductors.

In the energy business, Panasonic continues to develop its broad-based battery business. Products range from primary batteries including EVOLTA, which has won recognition for its long life, to rechargeable batteries such as lithium-ion and lead-acid batteries. The demand for rechargeable batteries is expected to increase significantly on the back of growing concerns for the environment. In fiscal 2009, the Company started to sell the dry alkaline EVOLTA batteries and rechargeable EVOLTA batteries, expanding its lineup to meet diversified needs. In fiscal 2010, Panasonic started to produce large volumes of high-energy-output 3.1 Ah lithium-ion batteries (18650size) ahead of competitors. In fiscal 2011, Panasonic’s dry alkaline EVOLTA battery maintained its top market share in Japan. In addition to its longer life, the EVOLTA battery continues to receive high praise as the battery for use in the event of a disaster after lengthy storage. Recognizing the global shift in demand from manganese to dry alkaline batteries, Panasonic commenced EVOLTA production in Thailand where manufacturing and transportation costs are lower in March 2011. In its lithium-ion battery business, Panasonic commenced production at its Suminoe plant, Osaka City, from April 2010 in order to expand its production capacity. The Company’s lithium-ion batteries use proprietary nickel-based cathodes. In addition to ensuring safety, these batteries are distinguished by their high-energy-output and durability.

The electric motors business provided products in a variety of fields, including home appliances, industrial equipment, and AV equipment and office products. In fiscal 2009, although sales declined due to a fall in demand, the electric motors business pushed ahead with efforts to accelerate collaboration with Panasonic’s finished product divisions by proceeding with the start up of mass production of Dual DD motor for the “Dancing laundering & drying system” washer/dryer. In fiscal 2010, sales improved overall thanks to steady growth in sales of air conditioner motors in China and industrial motors in China and other Asian countries. In April 2010, Panasonic reorganized and integrated the Home Appliance and Automotive Motor, and Industrial Motor businesses into the Home Appliances Company. Panasonic also transferred the Information Equipment Motor Business to Minebea Motor Manufacturing Corporation.

SANYO

The SANYO segment consists of SANYO Electric Co., Ltd. (SANYO) and its subsidiaries.

As SANYO and its subsidiaries became the Company’s consolidated subsidiaries in December 2009, information for this segment only pertains to the period from January 2010.

SANYO develops, manufactures, and sells products in three fields: energy (solar photovoltaic systems and rechargeable batteries), electronics (electronic devices and digital system devices), and ecology (commercial equipment, home appliances, and car electronics). SANYO is expanding its business globally with a particular emphasis on energy-related businesses. To this end, SANYO promotes its broad lineup of lithium-ion batteries for use in such items as mobile devices and hybrid electric vehicles (HEVs) as well as leading-edge technologies including its HIT® solar cells that boast high energy conversion efficiency.

In fiscal 2010, the three-month period from January to March 2010, sales of digital cameras struggled due mainly to lower market prices of products. However, overall sales were favorable as demand recovered, particularly for solar photovoltaic systems and optical pickups. In fiscal 2011, sales of solar photovoltaic systems continuously increased due mainly to growing demand in Japan. Meanwhile, in rechargeable batteries, sales of lithium-ion batteries were sluggish due primarily to increasingly intense competition, further declines in product prices and the impact of the strong yen. Under these circumstances, SANYO is working to expand its activities for battery systems for electric motors. In addition, sales of cold chain equipment including showcases and commercial-use kitchen instruments increased in China. In addition, car audio equipment results were supported by the positive turnaround in automobile sales in North America and China. In November 2010, SANYO launched GOPAN, a rice bread maker for baking rice bread from rice grains at home which attracted wide market acclaim. In December 2010, SANYO established a new technical facility for lithium-ion batteries at its Tokushima Plant (Tokushima, Japan). In addition, SANYO decided to transfer its three businesses (logistics, semiconductor and motor) to other companies in fiscal 2011. This decision was taken to help facilitate the selective channeling of SANYO’s management resources to growth fields. The Kasai Green Energy Park (GEP) was opened in October 2010 within SANYO’s Hyogo Prefecture Kasai Plant which manufactures rechargeable batteries for eco-cars. The GEP plays important roles in testing the efficacy of energy management technologies, and as a showroom open to customers that promotes optimal energy solutions.

Other

In the factory automation (FA) business, Panasonic supplies high utilization and reliable production systems that support advanced production in the electronic equipment industry. In recent years, Panasonic has expanded its service beyond the mere sale of production equipment to focus on one-stop solution proposals that address customers’ production issues in their entirety. Moreover, the Company is strengthening its eco-solutions, which yield plant CO2 reductions. In fiscal 2009, the Company developed a high-performance head and improved productivity and versatility in response to its client needs. “NPM (Next Production Modular)” achieves high area productivity by carrying out all processes, from printing and mounting to inspection using the same platform. In fiscal 2010, Panasonic launched a “full dual lane mounting system” as a next-generation platform offering outstanding function and flexibility as well as future-proofing. By combining the “NPM-DSP (Next Production Modular-Dual Screen Printer)” and “NPM,” this system conveys printed circuit boards (PCBs) on two lanes, that handle the mass production of single modules as well as the mixed production of various different types of PCBs and simultaneously print on the front and rear. In fiscal 2011, Panasonic launched new models in NPM series, which offers outstanding area productivity, while expanding sales of existing models at the same time. As a result, sales surged substantially in such emerging markets as China, South America, and Eastern Europe. In addition to commencing NPM series production at its plant in China, Panasonic strengthened its overseas production base activities by expanding chip mounter production capacity at its Singapore plant. In December 2010, the Company also began putting forward lease proposals for electronic component mounting equipment and systems utilizing carbon offsets to manufacturers seeking to reduce their CO2 emissions.

MARKETING CHANNELS

The table below shows a breakdown of Panasonic’s net sales by geographical area for the periods indicated:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2011		2010		2009
Japan	4,514	52%	3,994	54%	4,082	53%
North and South America	1,071	12	918	12	997	13
Europe	857	10	771	11	963	12
Asia and Others	2,251	26	1,735	23	1,724	22

Total	8,693	100%	7,418	100%	7,766	100%

*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009, and are disclosed as the “SANYO” segment. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

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

As a part of the collaboration between Panasonic and SANYO, the two companies intend to promote mutual use of sales channels in Japan and overseas. On July 1, 2010, Panasonic launched the new series of HIT®, household solar photovoltaic systems, the first series of collaborative products to be developed since SANYO became a part of the Panasonic Group. The Company also plans to introduce new storage systems in high demand in the summer of 2011, connecting with solar photovoltaic systems and multiply-connected lithium-ion batteries. In this manner, the Company fully utilizes its sales channels.

Overseas Operations

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

Overseas sales represented approximately 48% of the Company’s total consolidated sales in fiscal 2011.

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

Due to an increasing global awareness of CSR values, the Company recently decided to extend its commitment to social responsibility by requiring its suppliers to monitor conflict metal provision, understanding greenhouse gas status within our supply chain, comply with the REACH regulation in addition to ongoing activities such as maintaining environmental preservations, quality, safety, information security management, human rights and comply with the related laws and regulations.

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

Panasonic is a licensee under various license agreements which cover a wide range of products, including AV products, computers, communications equipment, semiconductors and other components. Panasonic has non-exclusive patent license agreements with, among others, Technicolor S.A., Thomson Licensing LLC. and Thomson Licensing S.A. covering a broad range of products, including TVs, VCRs and DVD products. Panasonic has non-exclusive patent cross-license agreements with, among others, Texas Instruments Incorporated and International Business Machines Corporation, both covering semiconductors, information equipment and certain other related products. Further, Panasonic has a non-exclusive patent cross-license agreement with Eastman Kodak Company covering digital cameras, camcorders and mobile phones. Panasonic has a non-exclusive patent cross-license agreement with Ericsson covering mobile phones.

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

In January 2003, the Company announced that disposed electric equipment containing polychlorinated biphenyl (PCB) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility in Japan, and excavation measures were completed at the end of March 2009. The applicable laws in Japan require that PCB equipment be appropriately maintained and disposed of, by July 2016. The Company will continue to treat PCB waste and contaminated soil in a prompt manner.

To deal with climate change issues, various kinds of measures, especially those for energy efficiency of products, have been taken worldwide. In Japan, the Energy Conservation Law was revised in 1998, and the Top-runner standard was introduced, which aims to continuously increase products’ energy efficiency performance on an industry-wide basis. As a target value for a goal year, the Program uses a value of the product with the highest energy consumption efficiency on a market during the standard establishment process. The scopes of covered products are expanding, and standards become more stringent as necessary. Many other countries/regions also have regulations for energy conservation improvement (energy-saving standards and labeling systems) for home appliances and AV/IT products. Panasonic takes a proactive measure to comply with these requirements, and further promotes development of energy-saving products. Also, Panasonic is promoting its initiatives for regulations relevant to chemical substances management. In Europe, the RoHS Directive, which bans the sales of electrical and electronic equipment using six specified hazardous substances from the EU market, was issued in February 2003. The Company completed initiatives for the non-use of the abovementioned six specified hazardous substances in its covered products by the end of October 2005, in order to reduce possible contamination by these substances after products are disposed of. Additionally, the REACH regulation came into force in June 2007. The REACH requires all chemicals of one ton or more that are manufactured in or imported into the European Union each year to be evaluated for health and safety impact, registration with the European Chemical Agency (ECHA), and sharing of information and notification thereof to the ECHA regarding content of ECHA-specified substances of very high concern in products. Laws and regulations similar to the EU RoHS Directive are implemented in Japan, South Korea, China, Turkey, Ukraine and some states in the U.S. such as California. In the Act on the Promotion of Effective Resource Utilization of Resources in Japan, the Administration on the Control of Pollution Caused by Electronic Information Products in China, Turkey RoHS and the Ukraine RoHS technical regulation, manufacturers and importers are required to disclose information on the chemical substances targeted in the EU RoHS contained in specific products through label application and indication in instruction manuals. Panasonic is carrying out its compliance programs to meet the requirements of relevant regulations.

The Company is subject to a number of other government regulations in Japan and overseas as mentioned above, but overall, it presently manages to operate its businesses without any significant difficulty or financial burden in coping with them.

Regarding the Federal Mine Safety and Health Act of 1977, the Company is not an operator, or which has a subsidiary that is an operator, of a coal or other mine located in the U.S.

REPORT ON KEROSENE FAN HEATER RECALL

AND COMPANY’S COUNTERMEASURES

In 2005, certain kerosene fan heaters, which were manufactured by Panasonic between 1985 and 1992, resulted in hospitalization, and in some cases death, due to exposure to carbon monoxide exhaust. To prevent a recurrence, in November 2005, the Company established a special committee led by the then President Nakamura to implement recall efforts, product inspections and repairs of affected models of kerosene fan heaters. Using various media, Panasonic notified customers of the risks involved in the use of these products, while sending out many employees to distribute leaflets directly to users, and visit kerosene suppliers.

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

In order to maintain production, sales and service activities effectively in broad business areas as a comprehensive electronics manufacturer, Panasonic has been operating under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on Groupwide strategic functions. In January 2003, Panasonic launched a new business domain-based organizational structure, and introduced new Group management control systems from April 1, 2003. Under this new structure, each business domain company, either an internal divisional company of the parent company or a subsidiary, takes full responsibility in its own business area, thereby establishing an autonomous management structure that expedites self-completive business operations to accelerate growth. On April 1, 2004, PEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Accordingly, the Company successfully eliminated overlaps in R&D, manufacturing and sales, thereby creating an optimum Group structure that facilitates the effective use of management resources to achieve growth strategies. In January 2011, JVC KENWOOD HD and its consolidated subsidiaries ceased to be an associated company of Panasonic under the equity method. On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries of Panasonic with the aim of speeding up synergy generation and maximizing it. In addition, Panasonic integrated the operations of System Networks Company and Panasonic Mobile Communications Co., Ltd. In line with this integration, the Company dissolved System Networks Company to establish Systems & Communications Company. Panasonic intends to achieve further growth in the BtoB systems business field, in which visual, communication and IT systems are being integrated.

Panasonic’s consolidated financial statements as of March 31, 2011 comprise the accounts of 634 consolidated companies, with 114 associated companies under the equity method.

Principal divisional companies and subsidiaries as of March 31, 2011 are as listed below:

(1)	Internal divisional companies of Panasonic Corporation:

Name of internal divisional company
AVC Networks Company
Automotive Systems Company
System Networks Company
Home Appliances Company
Lighting Company
Semiconductor Company
Energy Company

Note:	On April 1, 2011, the System Networks Company was renamed the System & Communications Company.

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
SANYO Electric Co., Ltd.	81.3%
Panasonic Electric Works Co., Ltd.	84.4
Panasonic Liquid Crystal Display Co., Ltd.	92.0
Panasonic Plasma Display Co., Ltd.	75.0
Panasonic System Networks Co., Ltd.	100.0
PanaHome Corporation	54.5
Panasonic Electronic Devices Co., Ltd.	100.0
Panasonic Mobile Communications Co., Ltd.	100.0
Panasonic Factory Solutions Co., Ltd.	100.0
Panasonic Ecology Systems Co., Ltd.	100.0
Panasonic Healthcare Co., Ltd.	100.0

Notes:	1.	Panasonic conducted tender offers and acquired shares of consolidated subsidiaries, Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. during the fiscal year under review. As a result, Panasonic’s ratio of voting rights in each company has increased.
	2.	On June 30, 2010, Panasonic acquired a majority of the shares of IPS Alpha Support Co., Ltd., which held shares in IPS Alpha Technology, Ltd., from Hitachi Displays, Ltd. Furthermore, on October 1, 2010, IPS Alpha Technology, Ltd. took over IPS Alpha Technology, Himeji, Ltd. and IPS Alpha Support Co., Ltd. IPS Alpha Technology, Ltd. was then renamed Panasonic Liquid Crystal Display Co., Ltd. As a result, Panasonic ratio of voting rights in Panasonic Liquid Crystal Display Co., Ltd. has increased.
	3.	On October 1, 2010, Panasonic’s consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. was renamed Panasonic Healthcare Co., Ltd.

(3)	Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Panasonic Corporation of North America	U.S.A.	100.0%
Panasonic Europe Ltd.	U.K.	100.0
Panasonic AVC Networks Czech, s.r.o.	Czech Republic	100.0
Panasonic Asia Pacific Pte. Ltd.	Singapore	100.0
Panasonic AVC Networks Singapore Pte. Ltd.	Singapore	100.0
Panasonic System Networks Philippines Corporation	Philippines	100.0
Panasonic Taiwan Co., Ltd.	Taiwan	69.8
Panasonic Corporation of China	China	100.0
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	China	67.8

D.	Property, Plants and Equipment

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

Substantially all of facilities are fully owned by the Company and its subsidiaries. The following table sets forth information as of March 31, 2011 with respect to Panasonic-owned principal facilities:

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(The Company)
Kadoma Plant, Osaka	2,440	Video and audio equipment
Sendai Plant, Miyagi	369	Video and audio equipment
Yamagata Plant, Yamagata	424	Video and audio equipment
Matsumoto Plant, Nagano	325	Car AVC equipment
Kusatsu Plant, Shiga	3,561	Room air-conditions and refrigerators
Kobe Plant, Hyogo	842	Information equipment and cooking appliances
Yashiro Plant, Hyogo	381	Rice cookers
Tsuyama Plant, Okayama	677	Recordable media
Nara Plant, Nara	1,725	Home appliances
Saedo Plant, Kanagawa	348	Information equipment and car AVC equipment
Takatsuki Plant, Osaka	1,785	Electric lamps
Nagaoka Plant, Kyoto	969	Semiconductors
Arai Plant, Niigata	1,115	Semiconductors
Uozu Plant, Toyama	1,492	Semiconductors
Tonami Plant, Toyama	1,512	Semiconductors
Osaka Plant, Osaka	1,433	Batteries
Suminoe Plant, Osaka	1,036	Batteries
Wakayama Plant, Wakayama	607	Batteries
R&D Advanced Device Development Center, Kyoto	208	Research and development functions
Living Environment Development Center etc., Osaka	804	Research and development functions
Production Engineering Laboratory etc., Osaka	1,101	Research and development functions
Advanced Technology Research Laboratories, Kyoto	243	Research and development functions
Branch Office and Sales Office, Osaka	559	Sales functions
Head Office etc., Osaka	3,915	Corporate administration, employee housing and welfare facilities

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(Domestic subsidiaries)
Panasonic Mobile Communications Co., Ltd., Kanagawa	2,947	Mobile communications and communications network-related equipment
Panasonic System Networks Co., Ltd., Fukuoka	1,762	Surveillance and security cameras, settlement and verification terminals, IP-related equipment
Panasonic Healthcare Co., Ltd., Ehime	2,760	Healthcare equipment
Panasonic Plasma Display Co., Ltd., Hyogo	7,559	Plasma TVs and TV modules
Panasonic Liquid Crystal Display Co., Ltd., Hyogo	6,163	LCD panels
Panasonic Ecology Systems Co., Ltd., Aichi	1,480	Ventilation and air-conditioning equipment
Panasonic Photo & Lighting Co., Ltd., Osaka	313	Electric lamps
Panasonic Electric Works Co., Ltd., Osaka	17,198	Lighting fixtures, wiring devices and automation controls
PanaHome Corporation, Osaka	4,058	Detached housing and rental apartment housing
Panasonic Electronic Devices Co., Ltd., Osaka	3,147	Components
Panasonic Electronic Devices Japan Co., Ltd., Osaka	3,096	Components
Panasonic Semiconductor Discrete Devices Co., Ltd., Kyoto	843	Semiconductors
SANYO Electric Co., Ltd., Osaka	17,364	Solar photovoltaic systems, rechargeable batteries, electronic devices, commercial equipment, AV equipment and home appliances
Panasonic Factory Solutions Co., Ltd., Osaka	1,020	Electronic-components-mounting machines and industrial robot
Panasonic Welding Systems Co., Ltd., Osaka	372	Welding equipment
Panasonic Consumer Marketing Co., Ltd., Osaka	7	Sales functions

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(Overseas subsidiaries)
Panasonic Corporation of North America, U.S.A.	2,052	Manufacture and sales, with regional headquarters functions
Panasonic Avionics Corporation, U.S.A.	—	Airline AVC equipment
Panasonic Brazil Co., Ltd., Brazil	642	Manufacture and sales functions
Panasonic AVC Networks Czech, s.r.o., Czech Republic	838	Plasma and LCD TVs
Panasonic U.K. Ltd., U.K.	86	Sales functions
Panasonic Semiconductor Asia Pte. Ltd., Singapore	462	Semiconductors
Panasonic Refrigeration Devices Singapore Pte. Ltd., Singapore	724	Refrigerators
Panasonic Taiwan Co., Ltd., Taiwan	1,419	Manufacture and sales functions
Panasonic Wanbao Compressor (Guangzhou) Co., Ltd., China	1,181	Compressors
Panasonic Semiconductor (Suzhou) Co., Ltd., China	469	Semiconductors
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd., China	1,102	Air-conditioning equipment
Panasonic Home Appliances Washing Machine (Hangzhou) Co., Ltd., China	1,357	Washing machines
Panasonic Corporation of China, China	—	Sales with regional headquarters functions

In addition to the Panasonic-owned facilities, as of March 31, 2011, the Company and its subsidiaries shown in above table leased approximately 14.4 million square feet of floor space from third parties, most of which was for sales office space.

Substantially all of Panasonic’s properties are free of material encumbrances and Panasonic believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2011, there was no material problem, regarding both the productive capacity and the extent of utilization of Panasonic’s properties.

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

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2011 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

Panasonic is one of the world’s leading producers of electronic and electric products. Panasonic currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. As of October 1, 2008, the Company changed its company name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.” Upon the company name change, Panasonic implemented its brand name change from the “National” brand, used for home appliances and housing equipment in Japan, and “Technics” brand, used for audio equipment, to the “Panasonic” brand. On December 21, 2009, the Company exchanged nonvoting stocks of SANYO, which had been acquired through a tender offer, for common stock, and as a result, the Company acquired 50.2% of the voting rights of SANYO and obtained a controlling interest in SANYO. At this time, the corporate brands became “Panasonic,” “PanaHome” and “SANYO.”

On July 29, 2010, Panasonic, PEW and SANYO announced that they resolved, at their respective Board of Directors meetings held on the same day, to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO in order to make them wholly-owned subsidiaries of Panasonic by way of tender offers and, thereafter, share exchanges. Subsequently, in October 2010, Panasonic completed the tender offers for shares of PEW and shares of SANYO, and as a result increased its ownership percentage of PEW to approximately 84% of PEW’s voting rights and its ownership percentage of SANYO to approximately 81% of SANYO’s voting rights. The aggregate purchase price of these tender offers was 525 billion yen. In December 2010, Panasonic, PEW and SANYO resolved to conduct a share exchange in order to make PEW and SANYO wholly-owned subsidiaries of Panasonic at a meeting of each respective company’s Board of Directors, and a share exchange agreement was executed between Panasonic and each of PEW and SANYO. On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries of Panasonic. Accordingly, the “SANYO” brand will be unified to “Panasonic” with exceptions in some regions and products, and the corporate brands will become “Panasonic” and “PanaHome.”

Panasonic divides its businesses into six segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, SANYO, and Other. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, general electronic components, and batteries. “SANYO” includes solar photovoltaic systems and lithium-ion batteries, optical pickups, and others. “Other” includes FA equipment and other industrial equipment.

Economic environment

In the year ended March 31, 2009, the Japanese economy encountered very severe conditions due to the global financial crisis and the sharp deterioration of the world economy. In the year ended March 31, 2010, due to the various economic stimulus programs such as the government’s ‘eco-point’ system, the Japanese economy regained strength and returned to recovery from the previous year. In the year ended March 31, 2011, the domestic market continued to be strong until November 2010 due to a last minute rush before the revision of the ‘eco-point’ system. However, in addition to sluggish demand since December, the devastation brought by the Great East Japan Earthquake on March 11, 2011 significantly impacted the world economy and fiscal 2011 ended without there being a visible road to recovery.

As for the overseas economy, in the year ended March 31, 2009, the global financial crisis caused a rapid economic downturn worldwide, and this caused negative effects on the Japanese economy as well through a sharp decrease in exports and capital investment. In the year ended March 31, 2010, despite a visible market recovery in some regions such as China and Asia, the industry in general was unable to overcome the impact of the global recession. Due to these circumstances, the market structure underwent rapid change especially in terms of demand shifts to emerging markets and lower-priced products, along with the expansion of environment and energy related markets. In the year ended March 31, 2011, while the growth in Europe and U.S. remained sluggish, the industry as a whole was steady, driven by the emerging countries like China and India.

Condition of foreign currency exchange rates and Panasonic’s policy

Foreign currency exchange rates fluctuated during the three-year period ended March 31, 2011. In the year ended March 31, 2009, there continued a sharp increase in the Japanese yen against the major currencies such as the U.S. dollar and euro. In the year ended March 31, 2010 and 2011, there was also an increasing appreciation of the yen. In order to alleviate the effects of currency-related transaction risks, Panasonic has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Panasonic has also increased matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operations’ functional currencies.

Summary of operations

Panasonic’s consolidated sales and earnings results during the last three fiscal years, reflecting the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2011, net sales amounted to 8,693 billion yen, up 17% from the previous year, due mainly to the inclusion of sales of SANYO and its subsidiaries in the Company’s consolidated financial results from January 2010 onwards. Regarding earnings, despite severe price competition, appreciation of the yen and rising material costs, along with the loss of production and subdued demand due to the Great East Japan Earthquake, earnings improved significantly due mainly to strong sales on an annual basis, and a wide range of exhaustive cost reductions, including streamlining of material costs and other general expenses. Although the restructuring cost including implementation of an early retirement program, as well as the loss related to the Great East Japan Earthquake, were incurred in other income (deductions), both income before income taxes and net income attributable to Panasonic Corporation improved significantly. Income before income taxes turned to a profit of 179 billion yen from a loss of 29 billion yen and net income attributable to Panasonic Corporation turned to a profit of 74 billion yen from a loss of 103 billion yen in fiscal 2010. Some part of our Group companies’ buildings and equipment were damaged by the Great East Japan Earthquake including the Sendai Factory in Natori city, the Fukushima Factory in Fukushima city, and the Mobara Factory of Panasonic Liquid Crystal Display Co., Ltd. in Chiba prefecture. Currently, operations at all production facilities have recommenced either partially or in full. We believe the direct financial negative impacts of the earthquake are substantially covered by insurance.

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

Key performance indicators

The following are performance measures that Panasonic believes are key indicators of its business results for the last three fiscal years.

	Yen (billions) (%)
	Fiscal year ended March 31,
	2011	2010	2009
Net sales	8,693	7,418	7,766
Income (loss) before income taxes to net sales ratio	2.1%	(0.4)%	(4.9)%
Research and development costs to net sales ratio	6.1%	6.4%	6.7%
Total assets	7,823	8,358	6,403
Total Panasonic Corporation shareholders’ equity	2,559	2,792	2,784
Total Panasonic Corporation shareholders’ equity to total assets ratio	32.7%	33.4%	43.5%
Return on equity	2.8%	(3.7)%	(11.8)%
Capital investment	404	385	494
Free cash flow	266	199	(353)

Note: Return on equity is calculated by dividing net income (loss) attributable to Panasonic Corporation by the average of shareholders’ equity at the beginning and the end of each fiscal year.

SANYO and its subsidiaries became the Company’s consolidated subsidiaries in December 2009 through a tender offer. Accordingly, the total assets in December 2009 increased by 2,046 billion yen.

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

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment:

	Yen (billions)
	Fiscal year ended March 31,
	2011	2010	2009
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	421	376	522
Effects of timing difference between acquisition dates and payment dates	(17)	9	(28)

Capital investment	404	385	494

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

The following table shows a reconciliation of free cash flow to net cash provided by operating activities:

	Yen (billions)
	Fiscal year ended March 31,
	2011	2010	2009
Net cash provided by operating activities	469	522	117
Net cash used in investing activities	(203)	(323)	(470)

Free cash flow	266	199	(353)

Details of Panasonic’s consolidated sales and earnings results were as follows:

Year ended March 31, 2011 compared with 2010

(1)	Sales

Consolidated group sales for fiscal 2011 amounted to 8,693 billion yen, up 17% from 7,418 billion yen in the previous fiscal year. This was due mainly to the inclusion of sales of SANYO and its subsidiaries in the Company’s consolidated financial results from January 2010 onwards. (For further details, see “(11) Results of Operations by Business Segments” of this section.)

In fiscal 2011, as a first step towards realizing the 100th anniversary vision of becoming the “No.1 Green Innovation Company in the Electronics Industry,” Panasonic started its three-year midterm management plan called “Green Transformation 2012 (GT12),” and worked towards the two themes of Paradigm Shift to Growth and Laying Foundations to be a Green Innovation Company.

Regarding Paradigm Shift to Growth, the Company worked towards shifting its businesses:

1) from existing businesses to new businesses – such as energy

2) from Japan-oriented to globally-oriented

3) from individual product-oriented to solutions & systems business-oriented

Furthermore, the Company promoted expansion of key businesses such as Heating/Refrigeration/Air Conditioning and LED, and sales increase in emerging markets through high-volume segment products. Regarding Laying Foundations to be a Green Innovation Company, Panasonic worked for a larger contribution towards protection of the environment, through increased sales of energy saving and creating products, while reducing CO2 emissions in production. In addition, the Company proceeded to discuss business reorganization and new growth strategies, as Panasonic and its subsidiaries, PEW and SANYO agreed to make these two companies wholly-owned subsidiaries of Panasonic with the aim of speeding up synergy generation and maximizing it. Accordingly, PEW and SANYO became wholly-owned subsidiaries of Panasonic on April 1, 2011.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2011, cost of sales amounted to 6,389 billion yen, up 1,048 billion yen from the previous year, and selling, general and administrative expenses amounted to 1,998 billion yen, up 112 billion yen from the previous year. These results are due mainly to the effects of sales increases, as discussed above.

(3)	Interest Income, Dividends Received and Other Income

In fiscal 2011, interest income decreased by 0.8 billion yen to 12 billion yen due mainly to the decrease in invested funds, and dividends received decreased by 0.4 billion yen to 6 billion yen and other income increased by 11 billion yen to 59 billion yen.

(4)	Interest Expense and Other Deductions

Interest expense increased by 2 billion yen to 28 billion yen. In other deductions, the Company incurred 35 billion yen as expenses associated with impairment losses of fixed assets, 57 billion yen as the restructuring charges, 28 billion yen as a write-down of investment securities, and 9 billion yen as the loss related to the Great East Japan Earthquake. (For further details, see Notes 4, 5, 7, and 15 of the Notes to Consolidated Financial Statements.)

(5)	Income (loss) before Income Taxes

As a result of the above-mentioned factors, income before income taxes for fiscal 2011 amounted to 179 billion yen, compared with a loss of 29 billion yen in fiscal 2010, due mainly to strong sales on an annual basis, and a wide range of exhaustive cost reductions, including the streamlining of material costs and other general expenses.

(6)	Provision for Income Taxes

Provision for income taxes for fiscal 2011 decreased to 103 billion yen, compared with 142 billion yen in the previous year. This result was due primarily to profitability improvement at certain of the Company’s subsidiaries, which resulted in the Company recording deferred tax benefits as result of the reversal of valuation allowance. (For further details, see Notes 11 of the Notes to Consolidated Financial Statements.)

(7)	Equity in Earnings of Associated Companies

In fiscal 2011, equity in earnings of associated companies increased to gains of 10 billion yen from the previous year’s gains of 0.5 billion yen, due mainly to the inclusion of SANYO’s associated companies under the equity method.

(8)	Net Income (Loss)

Net income amounted to 86 billion yen for fiscal 2011, compared with a net loss of 171 billion yen in fiscal 2010.

(9)	Net Income (Loss) attributable to noncontrolling interests

Net income attributable to noncontrolling interests amounted to 12 billion yen for fiscal 2011, compared with net loss attributable to noncontrolling interests of 67 billion yen in fiscal 2010. This result was due mainly to improved results in PEW.

(10)	Net Income (Loss) attributable to Panasonic Corporation

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net income attributable to Panasonic Corporation of 74 billion yen for fiscal 2011, an improvement of 177 billion yen from the previous year’s net loss attributable to Panasonic Corporation of 103 billion yen.

(11)	Results of Operations by Business Segment

Results of operations by business segment for fiscal 2011, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2011	2010	Percent change
Sales:
Digital AVC Networks	3,304	3,410	(3)%
Home Appliances	1,276	1,204	6
PEW and PanaHome	1,735	1,632	6
Components and Devices	926	931	(1)
SANYO	1,562	405	286
Other	1,198	1,012	18
Eliminations	(1,308)	(1,176)	—

Total	8,693	7,418	17%

Segment profit (loss):
Digital AVC Networks	115	87	32%
Home Appliances	92	66	40
PEW and PanaHome	73	35	110
Components and Devices	33	37	(10)
SANYO	(8)	(1)	—
Other	53	20	168
Corporate and eliminations	(53)	(54)	—

Total	305	190	60%

*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009, and are disclosed as the “SANYO” segment. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.
*	Panasonic restructured the motor business on April 1, 2010. As a result of restructuring, the motor business was transferred from Components and Devices to Home Appliances. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

Digital AVC Networks sales decreased 3% to 3,304 billion yen, compared with 3,410 billion yen in the previous year. Despite favorable sales of Blu-ray Disc recorders, this result was due mainly to sales declines in mobile phones and digital cameras.

With respect to this segment, segment profit increased by 32% to 115 billion yen from 87 billion yen, mainly as a result of fixed cost reduction and streamlining efforts, offsetting the impact of a sales decline and the yen appreciation.

Sales of Home Appliances increased 6% to 1,276 billion yen, compared with 1,204 billion yen in the previous year, due mainly to favorable sales of air conditioners, refrigerators and compressors.

With respect to this segment, despite rising material costs, segment profit increased by 40% to 92 billion yen from 66 billion yen, due mainly to strong sales and a fixed cost reduction.

Sales of PEW and PanaHome increased 6% to 1,735 billion yen, compared with 1,632 billion yen a year ago. Regarding PEW and its subsidiaries, in addition to favorable sales mainly in home appliances and devices such as electronic materials and automation controls, sales growth in the housing/building-related business such as electrical construction and building materials also contributed to the overall sales increase. For PanaHome and its subsidiaries, stable sales of housing construction such as detached housing and rental apartment housing led to the increase in overall sales.

With respect to this segment, segment profit improved significantly by 110% to 73 billion yen from 35 billion yen a year ago. This increase in profit was due mainly to strong sales and streamlining efforts, which offset the impact of the yen appreciation and rising material costs.

Sales of Components and Devices decreased 1% to 926 billion yen, from the previous year’s 931 billion yen.

Despite steady sales of general components, this result was due mainly to declines in sales of batteries and semiconductors.

With respect to this segment, segment profit decreased by 10% to 33 billion yen from 37 billion yen a year ago due mainly to falling sales, despite streamlining efforts.

Sales in the SANYO segment amounted to 1,562 billion yen. Within this segment, sales of solar photovoltaic systems, in-car-related equipment and cold-chain equipments were favorable, while sales of digital cameras and rechargeable batteries were sluggish due to price declines on the back of strong competition.

With respect to this segment, segment loss was 8 billion yen, after incurring expenses such as amortization of intangible assets recorded at acquisition.

Sales in the Other segment significantly increased 18% to 1,198 billion yen from 1,012 billion yen a year ago, due mainly to strong sales in factory automation equipment.

With respect to this segment, segment profit also improved 168% to 53 billion yen from 20 billion due mainly to sales increase.

(12)	Sales Results by Region

Sales results by region for fiscal 2011, as compared with the previous fiscal year, were as follows:

	Yen (billions)		Percent change
	2011	2010
Domestic Sales:	4,514	3,994	13%
Overseas Sales:
North and South America	1,071	918	17
Europe	857	771	11
Asia and Others	2,251	1,735	30

Subtotal	4,179	3,424	22

Total	8,693	7,418	17%

*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009, and are disclosed as the “SANYO” segment. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

Sales in the domestic market amounted to 4,514 billion yen, up 13% from 3,994 billion yen in fiscal 2010. A last minute rush before the revision of the ‘eco-point’ system, the Japanese government’s economic stimulus program pushed sales up. As a result, sales in Japanese consumer products achieved record highs.

Overseas sales amounted to 4,179 billion yen, up 22% from 3,424 billion yen in the previous fiscal year. Strong sales in PEW’s products, FA equipment and air conditioners in Asia and China, contributed to the overall sales increases.

By region, sales in the Americas amounted to 1,071 billion yen, up 17% from 918 billion yen in fiscal 2010. This was due mainly to sales increases in automotive electronics, general electric components and batteries.

Sales in Europe amounted to 857 billion yen, up 11% from the previous year’s 771 billion yen. This was due mainly to sales increases of home appliances such as air conditioners.

In the Asia and Others, sales increased 30% to 2,251 billion yen, from the previous year’s 1,735 billion yen. In Asia, this was due mainly to strong sales in PEW’s products, FA equipment and air conditioners.

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

(11)	Results of Operations by Business Segment

Results of operations by business segment for fiscal 2010, as compared with the previous fiscal year, were as follows:

	Yen (billions)		Percent change
	2010	2009
Sales:
Digital AVC Networks	3,410	3,749	(9)%
Home Appliances	1,204	1,290	(7)
PEW and PanaHome	1,632	1,766	(8)
Components and Devices	931	1,045	(11)
SANYO	405	—	—
Other	1,012	1,072	(6)
Eliminations	(1,176)	(1,156)	—

Total	7,418	7,766	(4)%

Segment profit (loss):
Digital AVC Networks	87	3	2648%
Home Appliances	66	47	41
PEW and PanaHome	35	40	(13)
Components and Devices	37	9	292
SANYO	(1)	—	—
Other	20	24	(18)
Corporate and eliminations	(54)	(50)	—

Total	190	73	161%

*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009, and are disclosed as the “SANYO” segment. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s financial statements.
*	Panasonic restructured the motor business on April 1, 2010. As a result of restructuring, the motor business was transferred from Components and Devices to Home Appliances. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

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

Sales of Home Appliances decreased 7% to 1,204 billion yen, compared with 1,290 billion yen in the previous year. Within Home Appliances, despite strong sales of refrigerators, the overall sales decreased due mainly to weak sales of air conditioners and compressors.

Profit in this segment increased 41% from 47 billion yen in fiscal 2009, to 66 billion yen for fiscal 2010, or 5.5% of sales. Comprehensive streamlining efforts offset the negative impact of sales decline and led the operating profit increase in this segment.

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

Sales of Components and Devices decreased 11% to 931 billion yen, from the previous year’s 1,045 billion yen, due mainly to sales downturns in batteries and semiconductors.

With respect to this segment, profit increased 292% from 9 billion yen in fiscal 2009, to 37 billion yen for fiscal 2010, or 3.9% of sales, due mainly to fixed cost reductions.

Sales in the SANYO segment amounted to 405 billion yen. In the period from January to March 2010, sales of solar cells were strong helped by economic stimulus programs and environment policies in several countries.

With respect to this segment, profit resulted in a loss of 0.7 billion yen, incurring the expenses such as amortization of intangible asset recorded at acquisition.

Sales in the Other segment amounted to 1,012 billion yen, down 6% from 1,072 billion yen in the previous year, due mainly to weak sales in factory automation equipment.

With respect to this segment, profit was down 18% from 24 billion yen for fiscal 2010, to 20 billion yen, which was equivalent to 1.9% against sales in fiscal 2010. This result was due mainly to the aforementioned sales declines.

(12)	Sales Results by Region

Sales results by region for fiscal 2010, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2010	2009	Percent change
Domestic Sales:	3,994	4,082	(2)%
Overseas Sales:
North and South America	918	997	(8)
Europe	771	963	(20)
Asia and Others	1,735	1,724	1

Subtotal	3,424	3,684	(7)

Total	7,418	7,766	(4)%

*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009, and are disclosed as the “SANYO” segment. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

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

By region, sales in the Americas amounted to 918 billion yen, down 8% from 997 billion yen in fiscal 2009. This was due mainly to sales declines in information and communications equipments and home appliances, and the effect of exchange rate, although sales in AV products such as flat-panel TVs and digital cameras were favorable.

Sales in Europe amounted to 771 billion yen, down 20% from the previous year’s 963 billion yen, suffered from weak economic demand in eastern Europe and Russia. This was due mainly to a sales decrease of automotive electronics and home appliances, although sales of digital AV products such as flat-panel TVs and digital cameras were favorable.

In the Asia and Others, sales increased 1% to 1,735 billion yen, from the previous year’s 1,724 billion yen. In Asia, this was due mainly to an increase in sales of many products, including flat-panel TVs, air conditioners and washing machines, thanks to strong market conditions.

B.	Liquidity and Capital Resources

Panasonic’s Policy on Financial Position and Liquidity

Panasonic maintains a basic policy of financing all required funds from internal sources. It also practices efficient fund management through internal financing activities. In addition, Panasonic issued unsecured straight bonds with a principal amount of 500 billion yen in March 2011 as a part of efforts to stabilize its financial position through the repayment of short-term interest-bearing liabilities. SANYO redeemed unsecured straight bonds totaling 20 billion yen issued in June 2003, which fell due in June 2010. The ratio of shareholders’ equity to total assets as of March 31, 2011 was 32.7%, down from 33.4% as of March 31, 2010. The total of short-term borrowings and long-term debt amounted to 1,595 billion yen as of March 31, 2011, up by 267 billion yen from a year ago. Cash balance decreased to 1,045 billion yen (the total of cash and cash equivalents of 975 billion yen, and time deposits with a maturity of more than three months of 70 billion yen) as of March 31, 2011, compared with the previous year’s 1,202 billion yen (the total of cash and cash equivalents of 1,110 billion yen, and time deposits of 92 billion yen) as of March 31, 2010.

Regarding future cash requirements, Panasonic will work on cost reduction with efficient productivity and operating sites reorganization, in addition to cash generation to improve net cash positive in fiscal 2013 primarily through inventory reduction activities.

In order to facilitate access to global capital markets, Panasonic obtains credit ratings from the world’s two leading credit rating agencies, Moody’s Japan K.K. (Moody’s) and Standard & Poor’s Rating Japan (S&P). In addition, Panasonic maintains credit ratings from Rating and Investment Information, Inc. (R&I), a rating agency nationally recognized in Japan, primarily for access to the Japanese capital markets. As of March 31, 2011, Panasonic’s debt ratings are: Moody’s: A1 (long-term, outlook: stable) down from Aa3 in October 2010 (this downgrade in credit ratings was due mainly to the expectation of a negative influence on the financial position of Panasonic resulting from its acquisition of all shares of PEW and SANYO); S&P: A+ (long-term, outlook: negative), A-1 (short-term); and R&I: AA (long-term, outlook: stable), a-1+ (short-term).

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

As of March 31, 2011, the outstanding balance of short-term borrowings totaled 433 billion yen, and long-term debt was 1,162 billion yen. Panasonic’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

Regarding cash flows, Panasonic uses free cash flow (see “Overview—Key performance indicators” in Section A of this Item 5) as an important indicator to evaluate its performance.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2011 Financial Position and Liquidity

The Company’s consolidated total assets as of the end of fiscal 2011 decreased to 7,823 billion yen, as compared with 8,358 billion yen as of the end of the last fiscal year. This was due mainly to appreciation of the yen and a decrease in investments and advances affected by decreases in the market value of investments, in addition to falls in cash and cash equivalents and account receivables.

The Company’s consolidated total liabilities as of March 31, 2011 increased to 4,877 billion yen, as compared with 4,678 billion yen as of the end of the last fiscal year. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.)

Panasonic Corporation shareholders’ equity as of March 31, 2011 decreased to 2,559 billion yen, as compared with the previous year’s 2,792 billion yen. This was mainly due to deterioration in accumulated other comprehensive income (loss) influenced by appreciation of the yen and a decrease in capital surplus owing to acquisition of noncontrolling interests of the Company’s subsidiaries.

Noncontrolling interests decreased by 500 billion yen, to 387 billion yen due mainly to the tender offer, for shares of PEW and shares of SANYO, which were completed in October 2010.

	Yen (billions)
	Fiscal year ended March 31,
	2011	2010
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	421	376
Effects of timing difference between acquisition dates and payment dates	(17)	9

Capital investment	404	385

Capital investment (excluding intangibles) during fiscal 2011 totaled 404 billion yen, up 4.7% from the previous fiscal year’s total of 385 billion yen, as shown in the above table. Panasonic primarily implemented capital investment to increase production capacity in strategic business areas such as flat-panel TVs and batteries. Principal capital investments consisted of the panel production facilities of Panasonic Liquid Crystal Display Co., Ltd, in Himeji City, Hyogo Prefecture; and the solar cell and rechargeable battery production facilities of SANYO.

Depreciation (excluding intangibles) during fiscal 2011 amounted to 284 billion yen, up 13% compared with 252 billion yen in the previous fiscal year, due mainly to the inclusion of SANYO.

Net cash provided by operating activities in fiscal 2011 amounted to 469 billion yen, compared with 522 billion yen in the previous fiscal year. This result was due mainly to a decrease in trade payables, accrued expenses and other current liabilities as well as an increase in inventories, despite an increase in net income and a decrease in trade receivables. Net cash used in investing activities amounted to 203 billion yen, compared with 323 billion yen in fiscal 2010. This result was due primarily to an outflow to purchase of SANYO shares in previous year despite a decrease in capital expenditures for tangible fixed assets. Net cash used in financing activities was 355 billion yen, compared with 57 billion yen in fiscal 2010. This result was due mainly to expenditures on purchasing of noncontrolling interests through the tender offers for PEW and SANYO and repayments of long-term debt. This was despite the issuance of unsecured straight bonds of 500 billion yen.

Free cash flow in fiscal 2011 amounted to 266 billion yen, compared with 199 billion yen in fiscal 2010, due primarily to an outflow to purchase SANYO shares in the previous year, and despite a decrease in net cash provided by operating activities mainly through an increase in inventories. (For a reconciliation of free cash flow to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.)

Commitments for Capital Expenditures

As of March 31, 2011, commitments outstanding for the purchase of property, plant and equipment amounted to 35 billion yen.

C.	Research and Development

In addition to conducting mainstay product R&D, Panasonic stepped up its development of environment- and energy-related technologies in new growth business fields in fiscal 2011. The Company was particularly active in pursuing energy solution-related themes encompassing energy generation, storage and management. Moreover, the Innovation Promotion Center collaborated closely with related divisions within the Panasonic Group working diligently to increase the pace of new business creation.

R&D Expenditures amounted to 528 billion yen, 477 billion yen and 518 billion yen for the three fiscal years ended March 31, 2011, 2010 and 2009, respectively, representing 6.1%, 6.4% and 6.7% of Panasonic’s total net sales for each of those periods.

Key development themes during the fiscal year were as follows:

(1)	Full HD 3D LCD TVs that Boast the Industry’s Fastest*[1] Scanning Speed to Deliver High Picture Quality

Reproducing full HD 3D images requires a display that can process massive volumes of information at over twice the speed of regular 2D image displays. This is because full HD images need to be displayed alternatively to the left and right eyes to create the 3D experience.

To tackle these challenges, Panasonic newly developed Advanced Pre-Charged Driving technology that achieves the fastest scanning rate in the industry of 2 ms. Moreover, the Company succeeded in thinning the liquid crystal layer while using a newly developed high-fluidity liquid crystal material. These initiatives helped in halving*2 response times.

Drawing on the fruits of its R&D activities, Panasonic has accordingly developed an IPS Alpha LCD panel to complement its lineup of PDPs. Both products minimize overlap of left and right images to produce natural 3D images with minimal crosstalk (double imaging).

(2)	World’s First*[3] Room Air Conditioner to Effectively Utilize Stored Exhaust Heat as Heating Energy

Utilizing its Ene Charge System to store exhaust heat released in the air by existing outdoor equipment in the newly developed heat storage unit, Panasonic has:

1)	enabled the use of this stored exhaust heat to maintain the temperature of hot air expended at the time of next room air conditioner use at approximately 50° C*[4]

2)	achieved non-stop heating*[5] that facilitates the continuous blowing out of hot air during defrosting operations to remove frost from the outdoor heat exchanger

In addition to preventing the consumption of excess electricity, these advances help improve comfort levels for users during heating.

(3)	Solar Cells with the World’s Highest*[6] Cell Conversion Efficiency of 21.6%

By optimizing the HIT joint region, the Company has successfully raised cell conversion efficiency by 0.5%. At the same time, steps have been taken to design thinner tabs connecting each cell and to increase the number of tabs from two to three. Not only has this helped in reducing electricity loss but it has also enlarged the effective area to capture more sunlight.

These new developments have made it possible to generate a greater amount of electricity in areas with limited space, such as on the roof of a house, etc.

(4)	The Industry’s First*[7] Integrated System for the Control of Lighting, Freezer and Refrigeration Equipment Environments

To date, the efficient control of store lighting, showcases and freezers at supermarkets, convenience and related outlets has been undertaken on an individual item basis. This has raised repeated calls for increased efficiency.

In response to these calls, Panasonic newly developed energy-saving solution technologies that cover the entire store. These technologies help automatically control store and showcase lighting, adjusting for external light and the time of day, as well as showcase temperatures.

The Company’s integrated control system has helped reduce electricity consumption for store-wide lighting, freezer and refrigeration equipment including showcases, as well as air conditioning, by approximately 20%.

(Notes)

*1.	The time required to scan one frame of 3D video on an LCD TV. As of January 6, 2011; Source: Panasonic
*2.	Compared with the Company’s existing panel.
*3.	For home-use room air conditioner systems that achieve non-stop heating using the stored exhaust heat from compressors; Source: Panasonic
*4.	Temperature at the air outlet and the time required to start blowing hot air vary depending on the usage environment and operating conditions.
*5.	In instances where the volume of frost is substantial, or in situations where operations continue for 24 hours or longer, during which the filter cleaning robot is operating, heating is stopped.
*6.	As of December 3, 2010; Source: Panasonic. Calculated from module output and the total area of cells.
*7.	As of September 29, 2010.

D.	Trend Information

Despite concerns surrounding the considerable impact of wide-ranging damage caused by the Great East Japan Earthquake, when looking at the global economy as a whole in fiscal 2012, Panasonic anticipates emerging countries will continue to experience high rates of growth while Europe and the United States witnesses moderate expansion.

Under these circumstances, Panasonic will continue to support areas affected by the earthquake while at the same time resolving supply chain issues as quickly as possible, accelerating restoration of business, and taking all necessary steps to address the risks that lie ahead. Through its core business activities, Panasonic will contribute actively to reconstruction efforts by promoting the increased use of such energy-saving products as LED lighting and other solutions that combine the need for energy creation, energy storage and energy management.

In addition, Panasonic will reorganize its entire Group structure in fiscal 2012, including PEW and SANYO, which became wholly-owned subsidiaries of Panasonic. In significantly reforming the Group’s overall operations, Panasonic expects to commence activities under a new business structure in January 2012 and work diligently to accelerate its growth strategy.

The basic concepts of its reorganization are: 1) to maximize value creation by strengthening points of contact and relationships with customers, 2) to realize a management structure that is distinguished by its speed and agility, and 3) to accelerate the activities of growth businesses by promoting a dramatic shift in resources. Guided by these concepts, Panasonic will focus on the following three business sectors on an individual business model basis.

1)	Consumer business sector consists of two business domain companies, AVC Networks and Heating/Refrigeration/Air Conditioning & Home Appliances, and a marketing division called Global Consumer Marketing.

2)	Components & Devices business sector includes three business domain companies: Automotive Systems, Components & Devices and Energy Devices.

3)	Solution business sector consists of four business domain companies: Systems & Communications, Environment & Energy Solutions, Healthcare & Medical Solutions and Factory Solutions.

Under an organizational structure that comprises these nine domain companies and one division, Panasonic will pursue its growth strategy to stay competitive in global markets.

Regarding the head office function, Panasonic expects to integrate the head offices of the Company, PEW and SANYO, and six corporate regional management divisions into the Global and Group head office. In this manner, Panasonic expects to pursue lean, speedy and global operations. The Company also expects to reorganize functional divisions in its efforts to ensure optimal globalization. As a part of this endeavor, the headquarters of manufacturing-related functions including procurement and logistics are expected to be moved to Asia thereby enhancing global manufacturing capabilities.

Excluding certain regions and products, Panasonic plans to unify its corporate brands under the single Panasonic. Many of the sub-brand, product, and technology names will be used when considered necessary, taking into account of the Group’s overall strategy.

In line with its growth strategy, Panasonic will engage in activities that follow two core themes, act decisively and change in fiscal 2012.

In acting decisively, Panasonic will direct its energies toward two key fields:

1)	Emerging countries:

Panasonic aims to achieve sales of 615 billion yen in BRICs + V and MINTS + B. Especially in India, the Company will strive to increase sales through business development tailored to local markets. In this context, Panasonic will engage in a variety of activities aimed at expanding product line-ups, strengthening marketing capabilities, and establishing showrooms for BtoB products.

2)	Growing areas:

Panasonic will accelerate market development in growth areas, focusing particularly on environment- and energy-related businesses in and outside Japan. With regards to its solar business, the Company will channel its attention toward supply during the period of domestic recovery after the earthquake, while expanding new business models in Europe and the U.S. Panasonic will also expand the device and component businesses for smart phones.

To change, Panasonic will accelerate transformation by integrating its Group-wide innovation to the new Corporate Division for Group Management Innovation.

For example, Panasonic will ensure product development which focuses more on essentials while eliminating non-essentials based on its lifestyle research under the V-Products Subcommittee. In consumer electronics, the Company will endeavor to secure sales of competitive V-products in excess of 1 trillion yen, with an overseas ratio of more than 60% in fiscal 2013. Panasonic will also strengthen energy-saving and recycling-oriented products under the Environmental Innovation Subcommittee and aim to achieve a reduction in CO2 emissions from products on a scale equivalent to 48.3 million tons in fiscal 2013.

To reorganize its management structure, the Company will aim to reduce fixed costs while generating cash under the Management Strengthening Subcommittee. The goals are to lower its break-even point by 4% in the next two years and secure a positive net cash position in fiscal 2013.

Although it is difficult to avoid the negative impact of the earthquake during the first half of fiscal 2012, Panasonic will nevertheless try to offset the impact by increasing sales in the global market and contributing to the reconstruction efforts for the entire nation. For fiscal 2013, the Company originally set targets for sales and the operating profit to sales ratio of 10.0 trillion yen and more than 5%, respectively, under its GT12 midterm management plan. Panasonic has subsequently revised its sales target to 9.4 trillion yen. This mainly reflects appreciation in the value of the yen and decisions made under the Transformation Project, which Panasonic implemented after formulating GT12. Panasonic will on the other hand continue to aim for an operating profit to sales ratio of more than 5% with operating profit of 500 billion yen, consistent with its original target.

Moving forward, Panasonic recognizes that by realizing its 100th anniversary vision of becoming the “No.1 Green Innovation Company in the Electronics Industry,” the Company will be better placed to help build a sustainable society and contribute directly to reconstruction efforts following the earthquake. In steadfastly implementing its growth strategy, Panasonic will fulfill the expectations of society.

The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions, and are subject to the qualifications set forth in “Cautionary Statement Regarding Forward-Looking Statements” and the risks identified under “Risk Factors” in Item 3.D. Our actual results could vary significantly from the targets and other forward-looking numerical information set forth above.

E.	Off-Balance Sheet Arrangements

The Company established sale-leaseback arrangements for manufacturing machinery and equipment, and sale of receivables without recourse and with recourse, as off-balance sheet arrangements in order to reduce its total assets.

In fiscal 2011, Panasonic sold machinery and equipment for 127 billion yen, which are used for manufacturing liquid crystal display panel and other products, to Sumishin Panasonic Financial Services Co., Ltd and other third parties. The assets are leased back to Panasonic over a period of one to five years. Panasonic guarantees a specific value of the leased assets. These leases are classified as operating leases for U.S. GAAP purposes. Including the above-mentioned, the aggregate amount of future minimum lease payments under non-cancelable operating leases is 237 billion yen at March 31, 2011. (For further details, see Note 6 of the Notes to Consolidated Financial Statements.)

In fiscal 2011, Panasonic sold, without recourse, trade receivables of 554 billion yen to independent third parties for proceeds of 553 billion yen and, with recourse, trade receivables of 402 billion yen to independent third parties for proceeds of 402 billion yen. (For further details, see Note 16 of the Notes to Consolidated Financial Statements.)

In addition, the Company provides several types of guarantees and similar arrangements. (For further details, see Note 19 of the Notes to Consolidated Financial Statements.)

F.	Tabular Disclosure of Contractual Obligations

The two tables below show Panasonic’s cash payment obligations and guarantees and other commercial commitments, broken down by the payment amounts due for each of the periods specified below, as of March 31, 2011:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	1,425,681	339,710	473,457	331,155	281,359
Interest Obligations	57,507	14,623	21,280	12,243	9,361
Capital Lease Obligations	110,177	33,861	33,613	18,920	23,783
Operating Lease Obligations	236,534	83,129	111,203	27,149	15,053
Purchase Obligations	119,119	46,120	21,542	18,674	32,783
Defined benefit plan contribution	85,724	85,724	—	—	—

Total Contractual Cash Obligations	2,034,742	603,167	661,095	408,141	362,339

Note :  Contingent payments related to uncertain tax positions of 15 billion yen are excluded from the table above, as it is not possible to reasonably predict the ultimate amount of settlement or timing of payment.

	Yen (millions)
	Total Amounts Committed
Other Commercial Commitments:
Guarantees	24,610

Total Commercial Commitments	24,610

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

Individual securities are reduced to net realizable value by a charge to earnings for other-than-temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that includes the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other-than-temporary requires judgment. At March 31, 2011, the Company has recorded 317 billion yen of available-for-sale securities, 28 billion yen of cost method securities, 39 billion yen of equity method securities that have market values, and 186 billion yen of equity method securities that do not have market values, advances and others. These investments could be determined to be other-than-temporarily impaired, depending on changes to the current facts and assumptions. In fiscal 2011, the Company recorded 28 billion yen impairment losses on investment securities.

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

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the implied fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates of the fair value of reporting units based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. At March 31, 2011, the Company has recorded 925 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill, see Note 8 of the Notes to Consolidated Financial Statements included in this annual report.

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

At March 31, 2011, the Company has recorded gross deferred tax assets of 1,600 billion yen with a total valuation allowance of 990 billion yen. Included in the gross deferred tax assets is 653 billion yen resulting from net operating loss carryforwards (NOLs) of 1,755 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. These NOLs of 1,628 billion yen expire from fiscal 2012 through 2018 and the remaining balance expire thereafter or do not expire. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2011 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. At March 31, 2011, the Company has recorded 15 billion yen of unrecognized tax benefits. For further discussion on valuation of deferred tax assets and realizability of uncertain tax positions, see Note 11 of the Notes to Consolidated Financial Statements included in this annual report.

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

The Company determines discount rates by looking to rates of return on high-quality fixed income investments, and the expected long-term rate of return on pension plan assets by considering the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. Decreases in discount rates lead to increases in benefit obligations which, in turn, could lead to an increase in amortization cost through amortization of actuarial gain or loss, and vice versa. A decrease of 50 basis points in the discount rate is expected to increase the projected benefit obligation by approximately 7 percent. A decline in market stock values generally results in a lower expected rate of return on plan assets, which would result in an increase of future retirement and severance benefit costs.

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

New Accounting Pronouncements

In October 2009, FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 amends ASC 605, “Revenue Recognition” to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements in a multiple-element arrangement. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. ASU 2009-13 is effective prospectively for the Company’s revenue arrangements entered into or materially modified beginning on or after April 1, 2011. The adoption of ASU 2009-13 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2010, FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28, which amends ASC 350, “Intangibles—Goodwill and Other,” modifies Step1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for the Company as of April 1, 2011. The adoption of ASU 2010-28 is not expected to have a material effect on the Company’s consolidated financial statements.

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

Pursuant to amendments to the regulations of the Japanese stock exchanges in fiscal 2010, the Company is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Company Law) who are unlikely to have any conflict of interests with shareholders of the Company. All five (5) outside directors and corporate auditors satisfy the requirements for the “independent director/corporate auditor” under the regulations of the Japanese stock exchanges, respectively. The definition of the “independent director/corporate auditor” is different from that of the independent directors under the corporate governance standard of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

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

The Board of Directors has, at the same time, been reformed in order to concentrate on establishing corporate strategies and supervising the implementation thereof by the Executive Officers. The Company has limited the number of Directors to facilitate more effective decision-making, and shortened their term of office to one year in order to clarify their responsibilities. Taking into consideration the diversified scope of the Company’s business operations, the Company has chosen to continue its policy of having management personnel, who are well-versed in day-to-day operations at operational fronts, be members of the Board of Directors, while outside Directors continue to fully participate in Board meetings.

Meanwhile, the non-statutory full-time senior auditors were newly appointed within the Company’s internal divisional companies in order to strengthen auditing functions at each business domain company. In addition, the Company has also launched the “Panasonic Group Auditor Meeting” chaired by the Senior Corporate Auditors of the Company in order to promote collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditors of the internal divisional companies and the corporate auditors of the Company’s subsidiaries and affiliates. Moreover, as a part of their audit duties, Corporate Auditors maintain a close working relationship with the Internal Audit Group of the Company to ensure effective audits. Furthermore, in order to enhance the effectiveness of audits conducted by Corporate Auditors and ensure the smooth implementation of audits, the Company has established a Corporate Auditor’s Office with full-time staff under the direct control of the Board of Corporate Auditors.

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

The following table shows information about Panasonic’s Directors and Corporate Auditors as of June 24, 2011, including their dates of birth, positions, responsibilities and brief personal records.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Kunio Nakamura (Jul. 5, 1939)	Chairman of the Board of Directors
	-Jun. 1993	Director of the Company;
	-Jun. 1996	Managing Director of the Company;
	-Jun. 1997	Senior Managing Director of the Company;
	-Jun. 2000	President of the Company;
	-Jun. 2006	Chairman of the Board of Directors.

Masayuki Matsushita (Oct. 16, 1945)	Vice Chairman of the Board of Directors
	-Feb. 1986	Director of the Company;
	-Jun. 1990	Managing Director of the Company;
	-Jun. 1992	Senior Managing Director of the Company;
	-Jun. 1996	Executive Vice President of the Company;
	-Jun. 2000	Vice Chairman of the Board of Directors.

Fumio Ohtsubo (Sep. 5, 1945)	President and Director
	-Jun. 1998	Director of the Company;
	-Jun. 2000	Managing Director of the Company;
	-Jun. 2003	Senior Managing Director of the Company;
	-Jun. 2006	President of the Company.

Toshihiro Sakamoto* (Oct. 27, 1946)	Executive Vice President and Director
	-Jun. 2000	Director of the Company;
	-Jun. 2004	Managing Director of the Company;
	-Apr. 2006	Senior Managing Director of the Company;
	-Apr. 2009	Executive Vice President of the Company / in charge of Domestic Consumer Marketing and Design;
	-Apr. 2010	In charge of Domestic Customer Satisfaction.

Takahiro Mori (Jun. 16, 1947)	Executive Vice President and Director
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2005	Managing Director of the Company;
	-Apr. 2006	In charge of Corporate Planning;
	-Apr. 2008	Senior Managing Director of the Company;
	-Apr. 2009	Executive Vice President of the Company / in charge of Corporate
Division for Promoting System & Equipment Business, and Electrical Supplies Sales, Project Sales and Building Products Sales.

Yasuo Katsura (Sep. 19, 1947)	Executive Vice President and Director
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2004	Managing Executive Officer of the Company;
	-Jun. 2007	Managing Director of the Company;
	-Apr. 2009	Senior Managing Director of the Company / Representative in Tokyo;
	-Apr. 2010	Executive Vice President of the Company.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Ken Morita* (Oct. 24, 1948)	Senior Managing Director
	-Jun. 2005	Executive Officer of the Company;
	-Apr. 2007	Managing Executive Officer of the Company;
	-Apr. 2009	Senior Managing Executive Officer of the Company;
	-Jun. 2009	Senior Managing Director of the Company;
	-Apr. 2011	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs.

Ikusaburo Kashima* (Oct. 8, 1948)	Senior Managing Director
	-Jun. 2003	Vice Chairman, Information Technology Promotion Agency;
	-Jun. 2005	Director of the Company;
	-Apr. 2007	Managing Director of the Company / in charge of Legal Affairs, and Corporate Business Ethics;
	-Apr. 2009	In charge of Intellectual Property;
	-Apr. 2010	Senior Managing Director of the Company;
	-Apr. 2011	In charge of Corporate Risk Management and Corporate Information Security.

Yoshihiko Yamada* (May 11, 1951)	Senior Managing Director
	-Jun. 2004	Executive Officer of the Company;
	-Apr. 2007	Managing Executive Officer of the Company;
	-Apr. 2010	In charge of Industrial Sales;
	-Jun. 2010	Managing Director of the Company;
	-Apr. 2011	Senior Managing Director of the Company.

Kazuhiro Tsuga* (Nov. 14, 1956)	Senior Managing Director
	-Jun. 2004	Executive Officer of the Company;
	-Apr. 2008	Managing Executive Officer of the Company;
	-Apr. 2011	Senior Managing Executive Officer of the Company / President, AVC Networks Company;
	-Jun. 2011	Senior Managing Director of the Company.

Yoshiiku Miyata* (Apr. 24, 1953)	Senior Managing Director
	-Apr. 2007	Executive Officer of the Company;
	-Apr. 2009	Managing Executive Officer of the Company;
	-Apr. 2011	Senior Managing Executive Officer of the Company / In charge of Overseas Operations;
	-Jun. 2011	Senior Managing Director of the Company.

Kazunori Takami* (Jun. 12, 1954)	Managing Director
	-Apr. 2006	Executive Officer of the Company;
	-Apr. 2008	Managing Executive Officer of the Company;
	-Apr. 2009	President, Home Appliances Company;
	-Jun. 2009	Managing Director of the Company.

Makoto Uenoyama* (Feb. 14, 1953)	Managing Director
	-Apr. 2006	Executive Officer of the Company;
	-Apr. 2007	In charge of Accounting and Finance;
	-Jun. 2007	Director of the Company;
	-Apr. 2010	Managing Director of the Company.

Masatoshi Harada* (Feb. 9, 1955)	Managing Director
	-Apr. 2008	Executive Officer of the Company;
	-Jun. 2008	Director of the Company;
	-Apr. 2010	Managing Director of the Company;
	-Apr. 2011	Representative in Kansai.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Takashi Toyama* (Sep. 28, 1955)	Managing Director
	-Apr. 2007	Executive Officer of the Company;
	-Jan. 2010	President, Panasonic System Networks Co., Ltd.;
	-Jun. 2010	Director of the Company;
	-Apr. 2011	Managing Director of the Company / President, Systems & Communications Company.

Yoshiyuki Miyabe* (Dec. 5, 1957)	Managing Director
	-Apr. 2008	Executive Officer of the Company / In charge of Digital Network & Software Technology;
	-Apr. 2011	Managing Executive Officer of the Company / In charge of Technology;
	-Jun. 2011	Managing Director of the Company.

Yoshiaki Nakagawa* (Feb. 14, 1954)	Managing Director
	-Apr. 2009	Executive Officer of the Company;
	-Apr. 2011	Managing Executive Officer of the Company / In charge of Personnel and General Affairs;
	-Jun. 2011	Managing Director of the Company.

Ikuo Uno (Jan. 4, 1935)	Director
	-Apr. 2005	Chairman, Nippon Life Insurance Company;
	-Jun. 2005	Director of the Company;
	-Apr. 2011	Director and Executive Advisor to the Board, Nippon Life Insurance Company.

Masayuki Oku (Dec. 2, 1944)	Director
	-Jun. 2005	Chairman, Board of Directors of Sumitomo Mitsui Financial Group, Inc.;
	-Jun. 2008	Director of the Company.

Masaharu Matsushita (Sep. 17, 1912)	Honorary Chairman of the Board of Directors and Executive Advisor, Member of the Board
	-Oct. 1947	Director of the Company;
	-Aug. 1949	Executive Vice President of the Company;
	-Jan. 1961	President of the Company;
	-Feb. 1977	Chairman, the Board of Directors;
	-Jun. 2000	Honorary Chairman of the Board of Directors and Executive Advisor, Member of the Board.

Masahiro Seyama (Jul. 18, 1949)	Senior Corporate Auditor
	-Jun. 2005	Director, Latin American operations / President, Panasonic Corporation of Latin America;
	-Jun. 2008	Senior Corporate Auditor of the Company.

Yoshihiro Furuta (Sep. 22, 1954)	Senior Corporate Auditor
	-Apr. 2009	Deputy Director, Corporate Division for Promoting Systems & Equipment Business of the Company;
	-Jun. 2011	Senior Corporate Auditor of the Company / Chairman, Panasonic Group Auditors Meeting.

Yasuo Yoshino (Oct. 5, 1939)	Corporate Auditor
	-Jul. 2001	Chairman, Sumitomo Life Insurance Company;
	-Jun. 2003	Corporate Auditor of the Company;
	-Jul. 2007	Advisory of Sumitomo Life Insurance Company.

Ikuo Hata (Aug. 6, 1931)	Corporate Auditor
	-Sep. 1995	Registered as Attorney at law (member of Osaka Bar Association);
	-Jul. 2001	Member of Supreme Court’s Building-Related Litigation Commission;
	-Jun. 2004	Corporate Auditor of the Company.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Hiroyuki Takahashi (Mar. 1, 1937)	Corporate Auditor
	-Oct. 2000	Executive Managing Director and Secretary-General, Japan Corporate Auditors Association;
	-Jun. 2006	Corporate Auditor of the Company.

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

The following table shows information about Panasonic’s Executive Officers as of June 24, 2011, including their positions and responsibilities.

Name	Positions and responsibilities

Shusaku Nagae	Senior Managing Executive Officer
In charge of Lighting Company and Panasonic Ecology Systems Co., Ltd. /
President, Panasonic Electric Works Co., Ltd.

Seiichiro Sano	Senior Managing Executive Officer
President, SANYO Electric Co., Ltd.

Takumi Kajisha	Managing Executive Officer
In charge of Corporate Communications

Yutaka Takehana	Managing Executive Officer
Director, Corporate Division for Government & Public Affairs

Toshiaki Kobayashi	Managing Executive Officer
President, Panasonic Electronic Devices Co., Ltd.

Masaaki Fujita	Managing Executive Officer
In charge of Global Procurement and Global Logistics

Yoshihisa Fukushima	Managing Executive Officer
In charge of Intellectual Property

Hideaki Kawai	Managing Executive Officer
General Manager, Corporate Planning Group

Name	Positions and responsibilities
Laurent Abadie	Managing Executive Officer
Director, Corporate Management Division for Europe / Chairman & CEO, Panasonic Europe Ltd. / Managing Director, Panasonic Marketing Europe GmbH

Yorihisa Shiokawa	Managing Executive Officer
Director, Corporate Management Division for Asia and Oceania / Managing Director, Panasonic Asia Pacific Pte. Ltd.

Joseph Taylor	Executive Officer
Director, Corporate Management Division for North America / Chairman & CEO, Panasonic Corporation of North America

Jun Ishii	Executive Officer
President, Panasonic Consumer Marketing Co., Ltd.

Toshiro Kisaka	Executive Officer
Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

Masato Tomita	Executive Officer
Director, Corporate Management Division for CIS, the Middle East & Africa

Takeshi Uenoyama	Executive Officer
In charge of Device Technology

Shiro Nishiguchi	Executive Officer
Director, Digital AVC Products Marketing Division, Consumer Products Marketing

Yoshio Ito	Executive Officer
Senior Vice President, Director, Display Devices Business Group, AVC Networks Company

Hidetoshi Osawa	Executive Officer
Director, Corporate Communications Division

Mamoru Yoshida	Executive Officer
Senior Vice President, Director, Display Network Products Business Group, AVC Networks Company

Tsuyoshi Nomura	Executive Officer
Director, Corporate Manufacturing Innovation Division

Nobuharu Akamine	Executive Officer
Senior Vice President, Systems & Communications Company / Executive Senior Vice President, Panasonic System Networks Co., Ltd.

Kuniaki Okahara	Executive Officer
Director, Corporate Engineering Quality Administration Division

Name	Positions and responsibilities

Yukio Nakashima	Executive Officer
Director, Home Appliances and Wellness Products Marketing Division, Consumer Products Marketing

Kuniaki Matsukage	Executive Officer
President, Lighting Company / Senior Managing Director, Director of Lighting Manufacturing Business Unit, Panasonic Electric Works Co., Ltd.

Masato Ito	Executive Officer
President, Energy Company / Senior Vice President, Company President, Energy Devices Company, SANYO Electric Co., Ltd.

Yasutomo Fukui	Executive Officer
In charge of Information Systems

Katsuhiko Fujiwara	Executive Officer
Senior Vice President, in charge of Air Conditioner & Cold-Chain Business, Home Appliances Company

Masahisa Shibata	Executive Officer
President, Automotive Systems Company

Toshiyuki Takagi	Executive Officer
Senior Vice President, Director, Network Systems Business Group, AVC Networks Company

Shiro Kitajima	Executive Officer
COO, Panasonic Corporation of North America / President, Panasonic Consumer Electronics Company

Machiko Miyai	Executive Officer
Director, Corporate Environmental Affairs Division

(Directors who concurrently serve as Executive Officers are not included in the above list.)

B.	Compensation

The aggregate amount of remuneration, including equity compensation such as stock options, bonuses, and other financial benefits given in consideration of performance of duties (collectively, the “remunerations”), paid by the Company during fiscal 2011 to 18 Directors (other than Outside Directors) and 2 Corporate Auditors (other than Outside Corporate Auditors) for services in all capacities was 971 million yen and 67 million yen, respectively. The amount of remunerations for 2 Outside Directors and 3 Outside Corporate Auditors was 28 million yen and 42 million yen, respectively, in fiscal 2011.

The amount of remunerations for Mr. Kunio Nakamura, Chairman of the Board of Director, and Mr. Fumio Ohtsubo, President and Director, was 126 million yen and 109 million yen, respectively, in fiscal 2011.

Under the Company Law, the maximum amounts of remuneration of directors and corporate auditors of Japanese joint stock corporations, except for a “joint stock corporation with specified committees,” must be approved at a general meeting of shareholders if the articles of incorporation of the company do not provide items about remuneration of directors and corporate auditors. Companies must also obtain the approval at a general meeting of shareholders to change such maximum amounts. Therefore, the remuneration of the directors and corporate auditors are subject to the approval of shareholders if the articles of incorporation of the company do not prescribe such items. The maximum total amounts of remunerations for Directors and Corporate Auditors of the Company are therefore determined by a resolution at a general meeting of shareholders, because the Articles of Incorporation of the Company do not provide such items, and thus remuneration of Directors and Corporate Auditors of the Company is under the oversight of shareholders. The remuneration amount for each Director is determined by the Company’s Representative Directors who are delegated to do so by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

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

D.	Employees

The following table lists the number of full-time employees of Panasonic as of March 31, 2011, 2010 and 2009.

	2011	2010	2009
Employees:
Domestic	145,512	152,853	132,144
Overseas	221,425	231,733	160,106

Total	366,937	384,586	292,250

Most regular Company employees in Japan, except management personnel, are members of unions that belong to the Panasonic Workers Unions. As is customary in Japan, the Company negotiates annually with the unions and revises annual wages. The annual bonuses of unionized employees are determined in consideration of the Company’s performance of the previous year. The Company also renews the terms and conditions of labor contracts, other than those relating to wages and bonuses, every other year. In recent years, the Company has introduced in Japan new comprehensive employment and personnel systems to satisfy the diverse needs of employees.

Such systems include an individual performance-oriented annual salary system, a region-based employee remuneration system and an alternative payment system under which employees can receive retirement and fringe benefits up front in addition to their semiannual bonuses. During the last few years, the Company and its several subsidiaries have also implemented special early retirement programs for employees who wished to pursue careers outside the Company. Over a quarter century, Panasonic has not experienced any major labor strikes or disputes. The Company considers its labor relations to be excellent.

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 24, 2011. The total is 18,039,787 shares constituting 0.87% of all issued and outstanding shares of the Company’s common stock, excluding its own stock.

Name	Position	Number of Panasonic Shares Owned as of June 24, 2011
Kunio Nakamura	Chairman of the Board of Directors	91,600
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,924,100
Fumio Ohtsubo	President and Director	66,600
Toshihiro Sakamoto	Executive Vice President and Director	42,278
Takahiro Mori	Executive Vice President and Director	41,060
Yasuo Katsura	Executive Vice President and Director	31,716
Ken Morita	Senior Managing Director	25,250
Ikusaburo Kashima	Senior Managing Director	19,300
Yoshihiko Yamada	Senior Managing Director	25,461
Kazuhiro Tsuga	Senior Managing Director	24,800
Yoshiiku Miyata	Senior Managing Director	9,400
Kazunori Takami	Managing Director	16,900
Makoto Uenoyama	Managing Director	22,800
Masatoshi Harada	Managing Director	18,900
Takashi Toyama	Managing Director	22,800
Yoshiyuki Miyabe	Managing Director	22,000
Yoshiaki Nakagawa	Managing Director	12,057
Ikuo Uno	Director	0
Masayuki Oku	Director	1,050
Masaharu Matsushita	Honorary Chairman of the Board of Directors and Executive Advisor, Member of the Board	9,598,000
Masahiro Seyama	Senior Corporate Auditor	18,865
Yoshihiro Furuta	Senior Corporate Auditor	1,850
Yasuo Yoshino	Corporate Auditor	3,000
Ikuo Hata	Corporate Auditor	0
Hiroyuki Takahashi	Corporate Auditor	0

Total		18,039,787

(2)	The full-time employees of the Company and its major subsidiaries in Japan are eligible to participate in the Panasonic Corporation Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company provides the subsidy in proportion to the number of points that each employee selects to exchange within certain limitations under the “Cafeteria Plan,” the Company’s flexible benefit plan. Under the Cafeteria Plan, each employee is allotted a certain number of points based on prescribed standards, which he or she may exchange for various benefits, including the Company’s subsidy for contributions to the Association, subsidies for rental housing, subsidies for asset building savings, educational assistance, hotel accommodations, etc. As of March 31, 2011, the Association owned 43,446 thousand shares of the Company’s common stock constituting 2.09% of all issued and outstanding shares of the Company’s common stock, excluding treasury stock.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued.

The shareholders that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2011 were The Master Trust Bank of Japan, Ltd. (trust account) and Japan Trustee Services Bank, Ltd. (trust account), which are securities processing services companies. The Company understands that these shareholders are not the beneficial owners of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership by these shareholders. The ten largest shareholders of record and their share holdings as of March 31, 2011 are as follows:

Name	Share ownership (in thousands of shares)	Percentage of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	116,892	5.64%
Japan Trustee Services Bank, Ltd. (trust account)	108,189	5.22
Moxley & Co.	78,609	3.79
Nippon Life Insurance Company	67,000	3.23
Sumitomo Mitsui Banking Corporation	57,024	2.75
Panasonic Employee Shareholding Association	43,446	2.09
SSBT OD05 Omnibus Account-Treaty Clients	39,700	1.91
Sumitomo Life Insurance Co.	37,408	1.80
State Street Bank and Trust Co.	33,117	1.59
Mitsui Sumitomo Insurance Co., Ltd.	30,105	1.45

*	Holdings of less than 1,000 shares have been omitted.
*	Percentage of total issued shares is calculated excluding the Company’s own shares (382,760,101).

(2)	As of March 31, 2011, approximately 12.60% of the Company’s common stock was owned by 150 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co., considered as one shareholder of record, owning approximately 3.79% of the total common stock.

(3)	Panasonic is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Panasonic.

B.	Related Party Transactions

In the ordinary course of the Company’s business, it has entered into transactions with certain of its related parties, but none of such transactions that were entered into during the year ended March 31, 2011 was material to the Company or to any such related party.

The Company had no loan receivable from an associated company under the equity method as of March 31, 2011.

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

From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation. Regarding share buybacks, the Company is repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

In fiscal 2011 for the first year of the three year midterm management plan called “Green Transformation 2012 (GT12)”, the Company returned to profitability and took a large step towards business restructuring, making PEW and SANYO its wholly-owned subsidiaries. Regarding the dividends for fiscal 2011, considering the requirement for further stabilization of financial position to support these reforms and the above policy for profit return to shareholders, the Company paid an interim dividend of 5 yen per share on November 30, 2010 and a year-end dividend of 5 yen per share on May 31, 2011, making an annual cash dividend of 10 yen per share. Meanwhile, the Company did not repurchase its own shares, except for acquiring fractions of a trading unit and other minor transactions. Although Panasonic expects severe business environment to continue with uncertain world’s economic trends and the effect of the Great East Japan Earthquake, the Company will strive to improve its performance and distribute earnings to shareholders.

(4)	Initiatives to Maximize Shareholder Value

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at every Board of Directors meeting since then. On April 28, 2011, the Board of Directors resolved to continue the ESV Plan.

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

The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Largescale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. All of the two Outside Directors and three Outside Corporate Auditors are notified to the Japanese stock exchanges as “independent directors/corporate auditors” pursuant to the regulations of the Japanese stock exchanges and are unlikely to have any conflict of interests with shareholders of the Company. Panasonic’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

For further details about the ESV Plan, please see the press release issued on April 28, 2011 at the Company’s Web site:

http://panasonic.co.jp/corp/news/official.data/data.dir/en110428-6/en110428-6-1.pdf

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

Panasonic delisted its shares from the Amsterdam Stock Exchange in June 2006 and the Frankfurt Stock Exchange in August 2006.

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

The following table sets forth for the periods indicated the reported high and low prices of the Company’s Common Stock on the TSE, and the reported high and low prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
2007	2,870	2,080	25.14	17.70
2008	2,585	1,912	22.59	16.63
2009	2,515	1,000	24.38	10.60
2010	1,585	1,062	17.19	10.77
2011	1,480	826	15.72	10.76

2010
1st quarter	1,510	1,070	15.37	10.77
2nd quarter	1,541	1,175	16.60	12.76
3rd quarter	1,356	1,062	14.80	12.40
4th quarter	1,585	1,228	17.19	13.72

2011
1st quarter	1,480	1,104	15.72	12.35
2nd quarter	1,212	1,027	13.80	12.14
3rd quarter	1,272	1,100	15.00	13.19
4th quarter	1,206	826	14.56	10.76

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Most recent 6 months	High	Low	High	Low
December 2010	1,220	1,138	14.55	13.67
January 2011	1,206	1,120	14.56	13.64
February 2011	1,138	1,081	13.98	13.10
March 2011	1,111	826	13.53	10.76
April 2011	1,070	970	12.75	11.85
May 2011	1,031	931	12.67	11.30

*	The prices of ADSs are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of this Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Company Law (kaishaho) of Japan (Company Law). The Company is registered in the Commercial Register (shogyo tokibo) maintained by the Osaka Legal Affairs Bureau.

Objects and Purposes

Article 3 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following lines of business:

1.	manufacture and sale of electric machinery and equipment, communication and electronic equipment, as well as lighting equipment;

2.	manufacture and sale of gas, kerosene and kitchen equipment, as well as machinery and equipment for building and housing;

3.	manufacture and sale of machinery and equipment for office and transportation, as well as for sales activities;

4.	manufacture and sale of medical, health and hygienic equipment, apparatus and material;

5.	manufacture and sale of optical and precision machinery and equipment;

6.	manufacture and sale of batteries, battery-operated products, carbon and manganese and other chemical and metal products;

7.	manufacture and sale of air conditioning and anti-pollution equipment, as well as industrial machinery and equipment;

8.	manufacture and sale of other machinery and equipment;

9.	engineering and installation of machinery and equipment related to any of the preceding items as well as engineering and performance of and contracting for other construction work;

10.	production and sale of software;

11.	sale of iron and steel, nonferrous metals, minerals, oil, gas, ceramics, paper, pulp, rubber, leather, fiber and their products;

12.	sale of foods, beverages, liquor and other alcoholics, agricultural, livestock, dairy and marine produces, animal feed and their raw materials;

13.	manufacture and sale of drugs, quasi-drugs, cosmetics, fertilizer, poisonous and deleterious substance and other chemical products;

14.	manufacture and sale of buildings and other structures and components thereof;

15.	motion picture and musical entertainment business and promotion of sporting events;

16.	export and import of products, materials and software mentioned in each of the preceding items (other than item 9);

17.	providing repair and maintenance services for the products, goods and software mentioned in each of the preceding items for itself and on behalf of others;

18.	provision of information and communication services, and broadcasting business;

19.	provision of various services utilizing the Internet including Internet access and e-commerce;

20.	business related to publishing, printing, freight forwarding, security, maintenance of buildings, nursing care, dispatch of workers, general leasing, financing, non-life insurance agency and buying, selling, maintaining and leasing of real estate;

21.	investment in various businesses;

22.	accepting commission for investigations, research, development and consulting related to any of the preceding items; and

23.	all other business or businesses incidental or related to any of the preceding items.

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

As of March 31, 2011, 2,453,053,497 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value. All issued shares of the Company are fully-paid and non-assessable.

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

The Company, for the fiscal year ended March 31, 2011, elected to become a company with respect to which consolidated balance sheets should be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha) as described below. If a company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount, a company shall, in calculating the Distributable Amount, further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

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

Voting rights

So long as the Company maintains the unit share system (see “Item 10.B. Memorandum and Articles of Association – Common Stock – Unit share system” below; currently 100 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. Any corporate or certain other entity, one-quarter or more of whose total voting rights are directly or indirectly owned by the Company, may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method designated by the Company.

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

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to American Depositary Receipts (ADRs) evidencing ADSs, each ADS representing one share of Common Stock of the Company, as soon as practicable after receipt of notice of any meeting of shareholders of the Company, the Depositary (currently JPMorgan Chase Bank, N.A.) will mail to the record holders of ADRs a notice which will contain the information in the notice of the meeting. The record holders of ADRs on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of the Company represented by their ADSs. The Depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of the Company represented by such ADSs in accordance with such instructions. In the absence of such instructions, the Depositary has agreed to give a discretionary proxy to a person designated by the Company to vote in favor of any proposals or recommendations of the Company. However, such proxy may not be given with respect to any matter which the Company informs the Depositary that the Company does not wish such proxy given, or for any proposal that has, in the discretion of the Depositary, a materially adverse effect on the rights of shareholders of the Company.

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

Unit share system

The Articles of Incorporation of the Company provide that 100 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 nor 0.5% of total number of issued shares.

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

Except as described elsewhere in this Annual Report, all contracts concluded by the Company during the two years preceding the date of this annual report were entered into in the ordinary course of business.

D.	Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect may affect transactions between exchange non-residents to purchase or sell shares in certain circumstances, even if such transactions are being made outside Japan using currencies other than the Japanese yen.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance through the Bank of Japan within 20 days from the date of the transfer, unless the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law.

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

The following is a summary of the material Japanese national and U.S. federal tax consequences of the ownership and disposition of shares of Common Stock or ADSs by an Eligible U.S. Holder and a U.S. Holder (each as defined below), as the case may be, that holds those shares or ADSs as capital assets (generally, property held for investment). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, investors that hold shares of Common Stock or ADSs through a partnership or other pass-through entity and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the national or federal tax laws of Japan and of the United States as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect) and to differing interpretations

In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement for ADSs and in any related agreement will be performed in accordance with its terms.

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

Japanese taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to nonresidents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”) who are holders of shares of Common Stock of the Company or of ADRs evidencing ADSs representing shares of Common Stock of the Company. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of the date of this annual report. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. We will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after the date of this annual report.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by a Japanese corporation. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company or ADSs) to non-resident Holders, except for any individual shareholder who holds 5% or more (or 3% or more with respect to dividends due and payable on or after October 1, 2011) of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013, and (ii) 15% for dividends due and payable on or after January 1, 2014. At the date of this annual report, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10% under the income tax treaties with Australia, France, the U.K. and the United States.)

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

Gains derived from the sale of shares of Common Stock or ADSs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty, subject to a certain filing requirement under Japanese law.

Japanese inheritance tax and gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of Common Stock or ADSs as a legatee, heir or donee even though neither the acquiring individual nor the deceased nor donor is a Japanese resident.

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any dividends received by a U.S. Holder (before reduction for Japanese withholding taxes) to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. Dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the U.S. Holders held the shares of Common Stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the shares of Common Stock or ADSs generally will be qualified dividend income. The U.S. Holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to the U.S. Holder when the U.S. Holder, in the case of shares of Common Stock, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend the U.S. Holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares of Common Stock or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against the U.S. Holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, above, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, be either “passive income” or “general income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of Common Stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Common Stock or ADSs is greater than 1 year. Long-term capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. Any such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Maturities of investments in available-for-sale securities at March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011		2010
	Cost	Fair value	Cost	Fair value
Due after one year through five years	2,686	2,747	4,462	4,546
Equity securities	250,400	313,813	275,579	379,358

Total	253,086	316,560	280,041	383,904

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar and euro revenues, at March 31, 2011 and 2010. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2011		2010
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	397,580	(3,116)	375,430	1,121
To buy foreign currencies	225,444	(2,835)	196,439	3,606
Cross currency swaps	47,668	(462)	31,797	(283)
Interest rate swaps	31,170	0	33,702	23

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of various products. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures at March 31, 2011 and 2010.

	Yen (millions)
	2011		2010
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures:
To sell commodity	128,411	(5,333)	40,194	(4,576)
To buy commodity	160,483	20,390	113,682	12,561

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable-paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2011 and 2010. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

Long-term debt, including current portion:

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2011)
		Total	2012	2013	2014	2015	2016	There- after	Fair value
Unsecured Straight bonds	1.1%	1,000,000	200,000	150,000	200,000		200,000	250,000	1,011,955
Unsecured Straight bonds issued by subsidiaries	1.6%	162,407	30,493	150	30,000	31,769	39,995	30,000	164,696
Unsecured bank loans	1.1%	259,801	108,603	49,961	42,190	58,650	397		257,950
Secured bank loans by subsidiaries	1.9%	3,473	614	309	847	168	176	1,359	3,473

Total		1,425,681	339,710	200,420	273,037	90,587	240,568	281,359	1,438,074

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2010)
		Total	2011	2012	2013	2014	2015	There- after	Fair value
Unsecured Straight bonds	1.5%	500,000		200,000		200,000		100,000	514,400
Unsecured Straight bonds issued by subsidiaries	1.5%	182,406	20,000	30,643		30,000	31,769	69,994	184,887
Unsecured bank loans	1.1%	404,318	146,304	109,533	49,338	40,772	57,680	691	401,433
Secured bank loans by subsidiaries	2.0%	4,558	649	325	171	1,475	182	1,756	4,558

Total		1,091,282	166,953	340,501	49,509	272,247	89,631	172,441	1,105,278

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

D3.	Fees and Charges Payable by ADR Holders

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

D4.	Fees and Other Payment Made by the Depositary to the Issuer

The following table shows the fees and other direct and indirect payments made by JPMorgan Chase Bank, N.A., as Depositary to us:

Category of Expenses	Amount Reimbursed for fiscal 2011
New York Stock Exchange Listing fees	US$ 38,000

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2011. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the Company’s disclosure controls and procedures were effective as of that date.

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

The management of the Company, with the participation of the Company’s principal executive and principal financial officers, conducted an evaluation of the effectiveness of internal control over financial reporting as of March 31, 2011 based on the frame work in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, the management of the Company concluded that the internal control over financial reporting of the Company was effective as of March 31, 2011.

The Company’s independent registered public accounting firm, KPMG AZSA LLC, has audited the effectiveness of the Company’s internal control over financial reporting as stated in their report which is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Panasonic’s Board of Corporate Auditors has determined that Mr. Yoshihiro Furuta, a Senior Corporate Auditor of Panasonic, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. Mr. Furuta meets the independence requirements imposed on corporate auditors under the Company Law.

Item 16B.	Code of Ethics

Panasonic has adopted a Code of Ethics applicable to the Chief Executive Officer, the Chief Financial Officer and other Executive Officers. The Code of Ethics is attached as an exhibit to the annual report for the fiscal year ended March 31, 2009 on Form 20-F.

Item 16C.    Principal Accountant Fees and Services

Fees and services by the Company’s principal accountant

The following table shows the aggregate fees accrued or paid to KPMG AZSA LLC and its member firms (KPMG), the Company’s principal accountant for the years ended March 31, 2011 and 2010:

	Yen (millions)
	2011	2010
Audit fees	4,326	3,050
Audit-related fees	167	42
Tax fees	137	176
All other fees	20	28

Total	4,650	3,296

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

Policy of the Company’s Board of Corporate Auditors on pre-approval of audit or non-audit services

In accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X and the related adopting release of the U.S. Securities and Exchange Commission, the Company’s Board of Corporate Auditors must pre-approve the engagement of the Company’s principal accountant, currently KPMG AZSA LLC, by Panasonic or its subsidiaries to render audit or non-audit services. Also, paragraph (c)(4) of Rule 2-01 of Regulation S-X provides that an accountant is not independent from an audit client if the accountant provides certain non-audit services to the audit client. Under the policy adopted by the Company’s Board of Corporate Auditors, all audit or non-audit services provided by KPMG AZSA LLC must be specifically pre-approved by the Board of Corporate Auditors. Such pre-approval is considered at the monthly meetings of the Board of Corporate Auditors. Any service that either falls into a category of services that are not permitted by the applicable law or regulation or is otherwise deemed by the Board of Corporate Auditors to be inconsistent with the maintenance of the principal accountant’s independence is rejected. Management’s requests for proposed engagement of the principal accountant to render services that require immediate approval, if considered necessary, are pre-approved by a designated member of the Board of Corporate Auditors, and then reported to the Board of Corporate Auditors at its next meeting.

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

In fiscal 2011, the Company did not repurchase its own shares nor announced the repurchase plan, except for repurchase of its own shares constituting less than a full unit upon request from a holder of such shares and the other minor transactions described below.

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share* (Yen)
April 1 - 30, 2010	284,161	1,355
May 1 - 31, 2010	18,607	1,157
June 1 - 30, 2010	22,416	1,168
July 1 - 31, 2010	21,760	1,138
August 1 - 31, 2010	21,544	1,059
September 1 - 30, 2010	19,067	1,140
October 1 - 31, 2010	20,433	1,197
November 1 - 30, 2010	20,024	1,215
December 1 - 31, 2010	35,683	1,160
January 1 - 31, 2011	23,550	1,158
February 1 - 28, 2011	21,082	1,096
March 1 - 31, 2011	21,870	1,010

Total	530,197	1,254

*	The amounts less than yen are rounded to the nearest whole of a yen.

Under the Company Law, a holder of shares constituting less than a full unit may require the Company to purchase such shares at their market value (see “Common Stock—Unit share system” in Section B of Item 10). During the year ended March 31, 2011, the Company purchased 60,485 shares for 71,063,523 yen upon such requests from holders of shares constituting less than one full unit.

The Directors, Corporate Auditors, Executive Officers and Executive Counselors in Japan are eligible to participate in the Panasonic Corporation Directors and Executive Officers Shareholding Association, which is an affiliated purchaser, and the Association purchases shares of the Company’s common stock on their behalf. During the year ended March 31, 2011, the Association purchased 203,004 shares for 232,694,888 yen.

The information for the period “April 1– 30, 2010” in the above table includes the purchase by the Company of 266,708 shares of its common stock from a certain shareholder at a price of 1,353 yen per share in April 2010.

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

Corporate Governance Practices Followed by NYSE-listed U.S. companies	Corporate Governance Practices Followed by Panasonic
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

However, Panasonic had two (2) outside Directors as of June 24, 2011. In addition, pursuant to amendments to the regulations of the Japanese stock exchanges in fiscal 2010, Panasonic is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Company Law) who are unlikely to have any conflict of interests with shareholders of Panasonic. The definition of the “independent director/corporate auditor” is different from that of the independent directors under the NYSE Listed Company Manual or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934. Each of the outside directors and outside corporate auditors of Panasonic satisfies the requirements for the “independent director/corporate auditor” under the regulations of the Japanese stock exchanges, respectively. The tasks of supervising the administration of the Company’s affairs are assigned not only to the Board of Directors but also to Corporate Auditors, as more fully described below.

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

As of June 24, 2011, Panasonic had five (5) Corporate Auditors, of which three (3) were Outside Corporate Auditors. Each Corporate Auditor of Panasonic has a four-year term. In contrast, the term of each Director of Panasonic is one year. Corporate Auditors are obliged to attend the meetings of the Board of Directors and express their opinion at the meetings if necessary. The Board of Corporate Auditors and Corporate Auditors have a statutory duty to supervise the administration of the Company’s affairs by Directors. The Board of Corporate Auditors has a statutory duty to, based on the reports prepared by respective Corporate Auditors, prepare and submit its audit report to Accounting Auditors and certain Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). A copy of the audit report is included in the appendix to the convocation notice of the ordinary general meeting of shareholders.

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

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

Schedule for the years ended March 31, 2011, 2010 and 2009:

Schedule II Valuation and Qualifying Accounts and Reserves for the years ended March 31, 2011, 2010 and 2009	156

All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as the required information is presented in the consolidated financial statements or notes thereto, or the schedules are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Panasonic Corporation:

We have audited the accompanying consolidated balance sheets of Panasonic Corporation and subsidiaries (the “Company”) as of March 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended March 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Panasonic Corporation and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Panasonic Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of computing depreciation effective April 1, 2009.

KPMG AZSA LLC

Osaka, Japan

June 30, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Panasonic Corporation:

We have audited Panasonic Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Panasonic Corporation and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated June 30, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Osaka, Japan

June 30, 2011

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and 2010

	Yen (millions)
Assets	2011	2010
Current assets:
Cash and cash equivalents (Note 9)	974,826	1,109,912
Time deposits (Note 9)	69,897	92,032
Trade receivables (Note 16):
Related companies	17,202	37,940
Notes	78,821	74,028
Accounts (Note 17)	984,938	1,097,230
Allowance for doubtful receivables	(21,860)	(24,158)

Net trade receivables	1,059,101	1,185,040

Inventories (Note 3)	896,424	913,646
Other current assets (Notes 11, 17 and 18)	489,601	505,418

Total current assets	3,489,849	3,806,048

Investments and advances (Note 18):
Associated companies (Note 4)	156,845	177,128
Other investments and advances (Notes 5 and 9)	412,806	459,634

Total investments and advances	569,651	636,762

Property, plant and equipment (Notes 6, 7, 9 and 18):
Land	381,840	391,394
Buildings	1,771,178	1,767,674
Machinery and equipment	2,290,760	2,303,633
Construction in progress	96,489	128,826

	4,540,267	4,591,527
Less accumulated depreciation	2,656,958	2,635,506

Net property, plant and equipment	1,883,309	1,956,021

Other assets:
Goodwill (Notes 8 and 18)	924,752	923,001
Intangible assets (Notes 6, 7, 8 and 18)	542,787	604,865
Other assets (Notes 10 and 11)	412,522	431,360

Total other assets	1,880,061	1,959,226

	7,822,870	8,358,057

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and 2010

	Yen (millions)
Liabilities and Equity	2011	2010
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 6, 9 and 18)	432,982	299,064
Trade payables:
Related companies	55,102	66,596
Notes	59,889	59,516
Accounts (Note 17)	886,261	945,334

Total trade payables	1,001,252	1,071,446

Accrued income taxes (Note 11)	42,415	39,154
Accrued payroll	192,279	149,218
Other accrued expenses (Note 19)	747,205	826,051
Deposits and advances from customers	66,473	64,046
Employees’ deposits	9,101	10,009
Other current liabilities (Notes 10, 11, 17 and 18)	355,343	356,875

Total current liabilities	2,847,050	2,815,863

Noncurrent liabilities:
Long-term debt (Notes 6, 9 and 18)	1,162,287	1,028,928
Retirement and severance benefits (Note 10)	492,960	435,799
Other liabilities (Note 11)	374,238	397,694

Total noncurrent liabilities	2,029,485	1,862,421

Panasonic Corporation shareholders’ equity:
Common stock (Note 12):
Authorized - 4,950,000,000 shares
Issued - 2,453,053,497 shares	258,740	258,740
Capital surplus (Note 12)	1,100,181	1,209,516
Legal reserve (Note 12)	94,198	93,307
Retained earnings (Note 12)	2,401,909	2,349,487
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(453,158)	(352,649)
Unrealized holding gains of available-for-sale securities (Note 5)	16,835	40,700
Unrealized gains of derivative instruments (Note 17)	2,277	1,272
Pension liability adjustments (Note 10)	(191,254)	(137,555)

Total accumulated other comprehensive loss	(625,300)	(448,232)

Treasury stock, at cost (Note 12):
382,760,101 shares (382,448,008 shares in 2010)	(670,736)	(670,330)

Total Panasonic Corporation shareholders’ equity	2,558,992	2,792,488

Noncontrolling interests	387,343	887,285

Total equity	2,946,335	3,679,773
Commitments and contingent liabilities (Notes 6 and 19)

	7,822,870	8,358,057

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Revenues, costs and expenses:
Net sales:
Related companies	211,589	209,938	223,231
Other	8,481,083	7,208,042	7,542,276

Total net sales	8,692,672	7,417,980	7,765,507
Cost of sales (Notes 4, 16 and 17)	(6,389,180)	(5,341,059)	(5,667,287)
Selling, general and administrative expenses (Note 16)	(1,998,238)	(1,886,468)	(2,025,347)
Interest income	11,593	12,348	23,477
Dividends received	6,323	6,746	11,486
Other income (Notes 5, 6 and 17)	59,050	47,896	52,709
Interest expense	(27,524)	(25,718)	(19,386)
Other deductions (Notes 2, 4, 5, 7, 8, 15, 16, 17 and 18)	(175,889)	(261,040)	(523,793)

Income (loss) before income taxes	178,807	(29,315)	(382,634)
Provision for income taxes (Note 11):
Current	88,910	58,147	61,840
Deferred	14,100	83,686	(24,482)

	103,010	141,833	37,358
Equity in earnings of associated companies (Note 4)	9,800	481	16,149

Net income (loss)	85,597	(170,667)	(403,843)
Less net income (loss) attributable to noncontrolling interests	11,580	(67,202)	(24,882)

Net income (loss) attributable to Panasonic Corporation	74,017	(103,465)	(378,961)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 14):
Basic	35.75	(49.97)	(182.25)
Diluted	—	—	(182.25)

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Common stock (Note 12):
Balance at beginning of year	258,740	258,740	258,740

Balance at end of year	258,740	258,740	258,740

Capital surplus (Note 12):
Balance at beginning of year	1,209,516	1,217,764	1,217,865
Sale of treasury stock	(9)	(8)	(101)
Equity transactions with noncontrolling interests and others (Note 21)	(109,326)	(8,240)	—

Balance at end of year	1,100,181	1,209,516	1,217,764

Legal reserve (Note 12):
Balance at beginning of year	93,307	92,726	90,129
Transfer from retained earnings	891	581	2,597

Balance at end of year	94,198	93,307	92,726

Retained earnings (Note 12):
Balance at beginning of year prior to adjustment	2,349,487	2,479,416	2,948,065
Effects of changing the pension plan measurement date, net of tax (Note 10)	—	—	(3,727)

Balance at beginning of year as adjusted	2,349,487	2,479,416	2,944,338
Net income (loss) attributable to Panasonic Corporation	74,017	(103,465)	(378,961)
Cash dividends to Panasonic Corporation shareholders	(20,704)	(25,883)	(83,364)
Transfer to legal reserve	(891)	(581)	(2,597)

Balance at end of year	2,401,909	2,349,487	2,479,416

Accumulated other comprehensive income (loss):
Balance at beginning of year prior to adjustment	(448,232)	(594,377)	(173,897)
Effects of changing the pension plan measurement date, net of tax (Note 10)	—	—	(73,571)

Balance at beginning of year as adjusted	(448,232)	(594,377)	(247,468)
Equity transactions with noncontrolling interests and others	(5,885)	—	—
Other comprehensive income (loss), net of tax (Note 13)	(171,183)	146,145	(346,909)

Balance at end of year	(625,300)	(448,232)	(594,377)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Treasury stock (Note 12):
Balance at beginning of year	(670,330)	(670,289)	(598,573)
Repurchase of common stock	(432)	(72)	(72,416)
Sale of treasury stock	26	31	700

Balance at end of year	(670,736)	(670,330)	(670,289)

Noncontrolling interests:
Balance at beginning of year prior to adjustment	887,285	428,601	514,620
Effects of changing the pension plan measurement date, net of tax (Note 10)	—	—	(3)

Balance at beginning of year as adjusted	887,285	428,601	514,617
Cash dividends paid to noncontrolling interests	(12,583)	(14,619)	(20,803)
Acquisition transaction	—	532,360	—
Equity transactions with noncontrolling interests and others	(474,758)	(2,402)	(1,422)
Net income (loss) attributable to noncontrolling interests	11,580	(67,202)	(24,882)
Other comprehensive income (loss), net of tax (Note 13):
Translation adjustments	(21,764)	1,238	(18,043)
Unrealized holding gains (losses) of available-for-sale securities	(1,633)	2,378	(1,619)
Unrealized gains (losses) of derivative instruments	(26)	68	(12)
Pension liability adjustments	(758)	6,863	(19,235)

Balance at end of year	387,343	887,285	428,601

Disclosure of comprehensive income (loss):
Net income (loss)	85,597	(170,667)	(403,843)
Other comprehensive income (loss), net of tax (Note 13):
Translation adjustments	(107,779)	(9,819)	(130,843)
Unrealized holding gains (losses) of available-for-sale securities	(24,422)	53,641	(57,624)
Unrealized gains (losses) of derivative instruments	962	6,229	(9,227)
Pension liability adjustments	(64,125)	106,641	(188,124)

Comprehensive loss	(109,767)	(13,975)	(789,661)
Comprehensive loss attributable to noncontrolling interests	(12,601)	(56,655)	(63,791)

Comprehensive income (loss) attributable to Panasonic Corporation	(97,166)	42,680	(725,870)

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Cash flows from operating activities (Note 16):
Net income (loss)	85,597	(170,667)	(403,843)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	367,263	298,270	364,806
Net gain on sale of investments	(11,318)	(5,137)	(13,512)
Provision for doubtful receivables	4,392	10,862	10,538
Deferred income taxes	14,100	83,686	(24,482)
Write-down of investment securities (Notes 4, 5 and 18)	27,539	6,944	92,016
Impairment losses on long-lived assets (Notes 7 and 8)	34,692	83,004	313,466
Cash effects of changes in, excluding acquisition:
Trade receivables	83,333	(119,966)	249,123
Inventories	(54,659)	100,576	21,011
Other current assets	(181)	24,151	30,279
Trade payables	(12,826)	83,719	(199,176)
Accrued income taxes	13,038	6,706	(33,358)
Accrued expenses and other current liabilities	(24,374)	102,743	(157,660)
Retirement and severance benefits	(38,400)	(8,655)	(107,196)
Deposits and advances from customers	607	(7,368)	(21,191)
Other, net	(19,608)	33,465	(4,174)

Net cash provided by operating activities	469,195	522,333	116,647

Cash flows from investing activities (Note 16):
Proceeds from sale of short-term investments	—	6,442	—
Purchase of short-term investments	—	(6,369)	—
Proceeds from disposition of investments and advances	87,229	61,302	221,127
Increase in investments and advances	(8,873)	(8,855)	(34,749)
Capital expenditures	(420,921)	(375,648)	(521,580)
Proceeds from disposals of property, plant and equipment	152,663	117,857	40,476
(Increase) decrease in time deposits, net	19,005	99,274	(136,248)
Purchase of shares of newly consolidated subsidiaries, net of acquired companies’ cash and cash equivalents (Note 2)	—	(174,808)	—
Other, net	(32,048)	(42,854)	(38,503)

Net cash used in investing activities	(202,945)	(323,659)	(469,477)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Cash flows from financing activities (Note 16):
Decrease in short-term debt, net	(34,034)	(3,360)	(34,476)
Proceeds from long-term debt	505,123	53,172	442,515
Repayments of long-term debt	(201,906)	(54,780)	(83,257)
Dividends paid to Panasonic Corporation shareholders (Note 12)	(20,704)	(25,883)	(83,364)
Dividends paid to noncontrolling interests	(12,583)	(14,619)	(20,803)
Repurchase of common stock (Note 12)	(432)	(72)	(72,416)
Sale of treasury stock (Note 12)	17	23	599
Purchase of noncontrolling interests	(589,910)	(11,095)	—
Other, net	(198)	(359)	(86)

Net cash provided by (used in) financing activities	(354,627)	(56,973)	148,712

Effect of exchange rate changes on cash and cash equivalents	(46,709)	(5,656)	(36,831)

Net increase (decrease) in cash and cash equivalents	(135,086)	136,045	(240,949)
Cash and cash equivalents at beginning of year	1,109,912	973,867	1,214,816

Cash and cash equivalents at end of year	974,826	1,109,912	973,867

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2011, 2010 and 2009

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

Sales by product category in fiscal 2011 were as follows: Digital AVC Networks—35%, Home Appliances—14%, PEW and PanaHome*—18%, Components and Devices—9%, SANYO*—17%, and Other—7%. A sales breakdown in fiscal 2011 by geographical market was as follows: Japan—52%, North and South America—12%, Europe—10%, and Asia and Others—26%.

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

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” Investments in companies and joint ventures over which the Company has the ability to exercise significant influence (generally through a voting interest of between 20% to 50% ) are included in “Investments and advances—Associated companies” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

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

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the latter of the date at which the related revenue is recognized or the date at which the incentive is offered, and are recorded as reductions of sales in accordance with the provisions of ASC 605.

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

The provisions of ASC 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

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

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible.

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

	Unaudited
	Yen (millions)
	2010	2009
Net sales	8,617,400	9,537,809
Net income (loss) attributable to Panasonic Corporation	(133,012)	(436,093)

	Unaudited
	Yen
	2010	2009
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(64.24)	(209.73)
Diluted	—	(209.73)

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders for the year ended March 31, 2010 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(3)	Inventories

Inventories at March 31, 2011 and 2010 are summarized as follows:

	Yen (millions)
	2011	2010
Finished goods	466,261	497,153
Work in process	164,329	159,699
Raw materials	265,834	256,794

	896,424	913,646

(4)	Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2011 and 2010, and for the three years ended March 31, 2011 is shown below. The most significant of these associated companies as of March 31, 2011 is Sumishin Panasonic Financial Services Co., Ltd. (SPFC). At March 31, 2011, the Company has a 15.1% equity ownership in SPFC.

The Company formerly had a 34.0% equity ownership in Sumishin Matsushita Financial Services Co., Ltd. (SMFC). On November 5, 2009, the Company sold certain equity interest to The Sumitomo Trust and Banking Co., Ltd. and as a result, the Company had a 22.6% equity ownership in SMFC. On April 1, 2010, SMFC and STB Leasing Co., Ltd. merged its business to form SPFC. As a result, the Company has a 15.1% equity ownership in SPFC. The Company continues to apply the equity method subsequent to April 1, 2010 as the Company continues to hold significant influence over operating and financial policies of SPFC.

The Company formerly had a 36.8% equity ownership in Victor Company of Japan, Ltd. (JVC), and JVC and its subsidiaries were associated companies under the equity method. On October 1, 2008, JVC and Kenwood Corporation integrated management by establishing JVC KENWOOD Holding, Inc. (JVC KENWOOD HD) through a share transfer, as a result, the Company had a 27.6% shareholding of JVC KENWOOD HD. On January 25, 2011, JVC KENWOOD HD issued new shares of its common stock and disposed of its treasury shares through an international offering. As a result, JVC KENWOOD HD and its consolidated subsidiaries ceased to be an associated company of the Company under the equity method as the ownership percentage of the Company fell under 20% and the Company lost the ability to exercise influence over operating and financial policies of JVC KENWOOD HD. Financial information associated with JVC KENWOOD HD and its subsidiaries prior to January 25, 2011 is included in the aggregate information below, however, financial information subsequent to January 25, 2011 is not included.

The Company formerly accounted for the investment in Toshiba Matsushita Display Technology Co., Ltd. (TMD) and its subsidiaries under the equity method. On April 28, 2009, the Company sold all of its shares in TMD to Toshiba Corporation.

	Yen (millions)
	2011	2010
Current assets	1,307,304	1,065,594
Other assets	370,295	488,755

	1,677,599	1,554,349
Current liabilities	740,580	775,170
Other liabilities	541,691	370,949

Net assets	395,328	408,230

Company’s equity in net assets	127,219	146,825

	Yen (millions)
	2011	2010	2009
Net sales	1,151,710	1,176,332	1,568,499
Gross profit	267,498	254,507	292,589
Net income (loss)	38,377	(10,572)	(70,779)

Purchases and dividends received from associated companies for the three years ended March 31, 2011 are as follows:

	Yen (millions)
	2011	2010	2009
Purchases from	198,560	287,598	315,829
Dividends received	4,968	4,301	4,528

Retained earnings include undistributed earnings of associated companies in the amount of 39,661 million yen and 33,489 million yen, as of March 31, 2011 and 2010, respectively.

During the years ended March 31, 2011, 2010 and 2009, the Company incurred a write-down of 8,318 million yen, 3,605 million yen and 18,121 million yen, respectively, for other-than-temporary impairment of investments and advances in associated companies. The fair values of the investments and advances in associated companies were based on quoted market price or discounted cash flows by using appropriate discounted rate. An impairment charge was recorded to reduce the carrying value of the assets to fair value. The write-down is included in other deductions in the consolidated statements of operations.

Investments in associated companies include equity securities which have quoted market values at March 31, 2011 and 2010 compared with related carrying amounts are as follows:

	Yen (millions)
	2011	2010
Carrying amount	39,267	50,314
Market value	42,920	61,294

(5)	Investments in Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains and gross unrealized holding losses of available-for-sale securities included in short-term investments, and other investments and advances at March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Noncurrent:
Equity securities	250,400	313,813	67,755	4,342
Corporate and government bonds	2,142	2,201	59	—
Other debt securities	544	546	8	6

	253,086	316,560	67,822	4,348

	Yen (millions)
	2010
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Noncurrent:
Equity securities	275,579	379,358	104,666	887
Corporate and government bonds	3,894	3,961	75	8
Other debt securities	568	585	22	5

	280,041	383,904	104,763	900

The cost, fair value, gross unrealized holding gains and gross unrealized holding losses of held-to-maturity securities included in other investments and advances are 1,954 million yen, 1,887 million yen, 16 million yen and 83 million yen at March 31, 2010, respectively.

Maturities of investments in available-for-sale securities at March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011		2010
	Cost	Fair value	Cost	Fair value
Due after one year through five years	2,686	2,747	4,462	4,546
Equity securities	250,400	313,813	275,579	379,358

	253,086	316,560	280,041	383,904

The Company was in possession of held-to-maturity securities due over 10 years at March 31, 2010. The cost and fair value of the related investments were 1,954 million yen and 1,887 million yen, respectively as of March 31, 2010.

Proceeds from sale of available-for-sale securities for the years ended March 31, 2011, 2010 and 2009 were 22,102 million yen, 18,275 million yen and 73,782 million yen, respectively. The gross realized gains on sale of available-for-sale securities for the years ended March 31, 2011, 2010 and 2009 were 5,474 million yen, 3,756 million yen and 797 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2011, 2010 and 2009 were 965 million yen, 88 million yen and 11 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2011, 2010 and 2009, the Company incurred a write-down of 19,154 million yen, 2,965 million yen and 73,861 million yen, respectively, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated market condition of certain industries in Japan. The write-down is included in other deductions in the consolidated statements of operations.

Gross unrealized holding losses on investments in available-for-sale securities and the fair value of the related investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	48,891	4,342	—	—	48,891	4,342
Other debt securities	35	6	—	—	35	6

	48,926	4,348	—	—	48,926	4,348

	Yen (millions)
	2010
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	6,222	887	—	—	6,222	887
Corporate and government bonds	1,194	8	—	—	1,194	8
Other debt securities	40	5	—	—	40	5

	7,456	900	—	—	7,456	900

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company did not have investment securities that had been in a continuous loss position for twelve months or more at March 31, 2011 and 2010.

At March 31, 2010, gross unrealized holding losses on investments in held-to-maturity securities and the fair value of the related investments are 83 million yen and 1,281 million yen, respectively.

The carrying amounts of the Company’s cost method investments totaled 27,914 million yen and 22,039 million yen at March 31, 2011 and 2010, respectively. For substantially all such investments, the Company estimated that the fair value exceeded the carrying amounts of investments (that is, the investments were not impaired). For the years ended March 31, 2011, 2010 and 2009, certain investments were considered other-than-temporarily impaired, resulting in a write-down of 67 million yen, 374 million yen and 34 million yen, respectively.

At March 31, 2011 and 2010, equity securities with a book value of 14,047 million yen and 15,753 million yen were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

(6)	Leases

The Company has capital and operating leases for certain land, buildings, machinery and equipment, and finite-lived intangible assets with SPFC and other third parties.

During the years ended March 31, 2011, 2010 and 2009, the Company sold and leased back certain land, buildings, and machinery and equipment for 126,639 million yen, 95,316 million yen and 16,582 million yen, respectively. The base lease term is 1 to 10 years. The resulting leases are being accounted for as operating leases or capital leases. The resulting gains of these transactions, included in other income in the consolidated statements of operations, were not significant. Regarding certain leased assets, the Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term. Regarding leased land and buildings, there are no future commitments, obligations, provisions, or circumstances that require or result in the Company’s continuing involvement.

At March 31, 2011 and 2010, the gross book value of land, buildings, machinery and equipment, and finite-lived intangible assets under capital leases, including the above-mentioned sale-leaseback transactions was 137,783 million yen and 164,119 million yen, and the related accumulated depreciation recorded was 48,744 million yen and 59,698 million yen, respectively.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 88,473 million yen, 64,124 million yen and 63,490 million yen for the years ended March 31, 2011, 2010 and 2009, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2011 are as follows:

	Yen (millions)
Year ending March 31	Capital leases	Operating leases
2012	34,697	83,129
2013	23,129	64,878
2014	13,506	46,325
2015	11,073	20,946
2016	9,548	6,203
Thereafter	25,921	15,053

Total minimum lease payments	117,874	236,534

Less amount representing interest	7,697

Present value of net minimum lease payments	110,177
Less current portion	33,861

Long-term capital lease obligations	76,316

(7)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets or related asset group will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 34,692 million yen of long-lived assets during fiscal 2011.

The Company recorded impairment losses for certain machinery and equipment, and other assets related to domestic and overseas flat TV manufacturing facilities. As a result of the continuously substantial decline of product prices and the yen appreciation, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value was determined through an appraisal based on the repurchase cost.

The Company also recorded impairment losses for certain finite-lived intangible assets related to right of trademark of “SANYO.” The Company decided “Panasonic” will be the only brand that conveys corporate messages for all the business groups, except for a certain regions and products, and as a result, the Company estimated the carrying amounts of the assets would not be recoverable through future cash flows. The fair value was based on the discounted estimated cash flows expected to result from the use of the assets.

Impairment losses of 14,746 million yen, 4,133 million yen, 12,820 million yen and 2,993 million yen were related to “Digital AVC Networks,” “PEW and PanaHome,” “SANYO” and the remaining segments, respectively.

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

Impairment losses of 37,872 million yen, 13,805 million yen, 17,587 million yen, 8,897 million yen and 1,098 million yen were related to “Digital AVC Networks,” “Home Appliances,” “Components and Devices,” “SANYO” and the remaining segments, respectively.

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

Impairment losses of 252,372 million yen, 18,396 million yen, 19,077 million yen, 18,482 million yen and 5,139 million yen were related to “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices” and the remaining segments, respectively.

(8)	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2011 and 2010 are as follows:

	Yen (millions)
	Digital AVC Networks	Home Appliances	PEW and PanaHome	Components and Devices	SANYO	Other	Total
Balance at March 31, 2009:
Goodwill	316,314	18,501	73,879	66,427	—	13,020	488,141
Accumulated impairment losses	(77,349)	—	—	—	—	—	(77,349)

	238,965	18,501	73,879	66,427	—	13,020	410,792

Goodwill acquired during the year	—	—	—	—	514,419	—	514,419
Goodwill impaired during the year	—	(3,745)	—	—	—	—	(3,745)
Translation adjustments	—	—	2,070	—	—	—	2,070
Other	—	—	—	(535)	—	—	(535)

Balance at March 31, 2010:
Goodwill	316,314	18,501	75,949	65,892	514,419	13,020	1,004,095
Accumulated impairment losses	(77,349)	(3,745)	—	—	—	—	(81,094)

	238,965	14,756	75,949	65,892	514,419	13,020	923,001

Goodwill acquired during the year	—	—	1,087	—	3,561	—	4,648
Translation adjustments	—	—	(2,897)	—	—	—	(2,897)

Balance at March 31, 2011:
Goodwill	316,314	18,501	74,139	65,892	517,980	13,020	1,005,846
Accumulated impairment losses	(77,349)	(3,745)	—	—	—	—	(81,094)

	238,965	14,756	74,139	65,892	517,980	13,020	924,752

Acquired intangible assets, excluding goodwill, at March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011		2010
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Average amortization period
Finite-lived intangible assets:
Patents and know-how	451,868	97,450	439,608	54,684	11 years
Software	298,328	229,132	283,075	210,726	4 years
Other	163,220	47,180	172,497	30,337	14 years

	913,416	373,762	895,180	295,747

	Yen (millions)
	2011	2010
Indefinite-lived intangible assets	3,133	5,432

Aggregate amortization expense for finite-lived intangible assets for the years ended March 31, 2011, 2010 and 2009 was 82,762 million yen, 46,175 million yen and 38,903 million yen, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Yen (millions)
2012	83,115
2013	75,545
2014	68,625
2015	60,084
2016	53,744

Impairment losses of indefinite-lived intangible assets for the three years ended March 31, 2011 were immaterial. Impairment losses of finite-lived intangible assets are included in impairment losses of long-lived assets discussed in Note 7.

(9)	Long-term Debt and Short-term Borrowings

Long-term debt at March 31, 2011 and 2010 is set forth below:

	Yen (millions)
	2011	2010
Unsecured Straight bond, due 2011, interest 1.64%	100,000	100,000
Unsecured Straight bond, due 2012, interest 1.14%	100,000	100,000
Unsecured Straight bond, due 2013, interest 0.38%	150,000	—
Unsecured Straight bond, due 2014, interest 1.404%	200,000	200,000
Unsecured Straight bond, due 2016, interest 0.752%	200,000	—
Unsecured Straight bond, due 2018, interest 1.081%	150,000	—
Unsecured Straight bond, due 2019, interest 2.05%	100,000	100,000
Unsecured Straight bonds issued by subsidiaries, due 2010 - 2019, interest 0.53% - 2.02%	162,407	182,406
Unsecured bank loans, due 2010 - 2015, effective interest 1.1% in fiscal 2011 and 1.1% in fiscal 2010	259,801	404,318
Secured bank loans by subsidiaries, due 2010 - 2023, effective interest 1.91% in fiscal 2011 and 2.04% in fiscal 2010	3,473	4,558
Capital lease obligations	110,177	144,770

	1,535,858	1,236,052
Less current portion	373,571	207,124

	1,162,287	1,028,928

The aggregate annual maturities of long-term debt after March 31, 2011 are as follows:

Year ending March 31	Yen (millions)
2012	373,571
2013	221,641
2014	285,429
2015	100,747
2016	249,328
2017 and thereafter	305,142

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

Each of the loan agreements grants the lender the right to request additional security or mortgages on certain assets. At March 31, 2011 and 2010, other investments and advances, and property, plant and equipment with a book value of 8,945 million yen and 9,933 million yen respectively, was pledged as collateral by subsidiaries for secured loans from banks. At March 31, 2011 and 2010, loans subject to such general agreements amounted to 3,899 million yen and 6,761 million yen, respectively.

The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2011 and 2010 was 2.8% and 2.5%, respectively.

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

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011	2010
Change in benefit obligations:
Benefit obligations at beginning of year	2,214,107	1,821,937
Service cost	55,371	50,285
Interest cost	57,093	51,239
Actuarial loss	29,895	12,040
Benefits paid	(109,591)	(102,014)
Effect of changes in consolidated subsidiaries	8,391	388,648
Foreign currency exchange impact	(4,649)	(1,304)
Curtailments, settlements and other	(8,948)	(6,724)

Benefit obligations at end of year	2,241,669	2,214,107

Change in plan assets:
Fair value of plan assets at beginning of year	1,775,007	1,413,646
Actual return on plan assets	(16,703)	197,127
Employer contributions	93,612	87,963
Benefits paid	(100,004)	(93,462)
Effect of changes in consolidated subsidiaries	3,646	176,036
Foreign currency exchange impact	(4,145)	(1,044)
Curtailments, settlements and other	(4,895)	(5,259)

Fair value of plan assets at end of year	1,746,518	1,775,007

Funded status	(495,151)	(439,100)

The accumulated benefit obligation for the pension plans was 2,184,954 million yen and 2,155,066 million yen at March 31, 2011 and 2010, respectively.

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011	2010
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,135,047	2,094,302
Fair value of plan assets	1,635,656	1,649,951
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	2,078,759	2,035,647
Fair value of plan assets	1,632,963	1,649,951

Accounts recognized in the consolidated balance sheet at March 31, 2011 and 2010 consist of:

	Yen (millions)
	2011	2010
Other assets	4,240	5,251
Other current liabilities	(6,431)	(8,552)
Retirement and severance benefits	(492,960)	(435,799)

	(495,151)	(439,100)

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2011 and 2010 consist of:

	Yen (millions)
	2011	2010
Prior service benefit	(172,964)	(197,508)
Actuarial loss	530,195	455,780

	357,231	258,272

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2011 consist of the following components:

	Yen (millions)
	2011	2010	2009
Service cost – benefits earned during the year	55,371	50,285	49,660
Interest cost on projected benefit obligation	57,093	51,239	50,114
Expected return on plan assets	(55,583)	(43,971)	(48,659)
Amortization of prior service benefit	(24,544)	(25,011)	(24,606)
Recognized actuarial loss	27,616	43,576	22,391

Net periodic benefit cost	59,953	76,118	48,900

The estimated prior service benefit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost for fiscal 2012 are gains of 24,572 million yen and losses of 41,814 million yen, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2011 and 2010 are as follows:

	2011	2010
Discount rate	2.5%	2.6%
Rate of compensation increase	1.8%	1.8%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2011 are as follows:

	2011	2010	2009
Discount rate	2.6%	2.7%	2.7%
Expected return on plan assets	3.2%	3.1%	3.1%
Rate of compensation increase	1.8%	1.7%	1.7%

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

The fair values of the Company’s pension plan assets at March 31, 2011 and 2010, by asset category are as follows:

	Yen (millions)
	2011
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	42,417	11,191	—	53,608
Equity securities:
Japanese companies	86,831	—	—	86,831
Foreign companies	113,294	2,236	—	115,530
Commingled funds (a)	71	444,559	—	444,630
Debt securities:
Government and Municipal bonds	177,679	—	—	177,679
Corporate bonds	—	45,019	—	45,019
Commingled funds (b)	—	474,016	—	474,016
Life insurance company general accounts	—	198,010	—	198,010
Other (c)	—	130,181	21,014	151,195

Total	420,292	1,305,212	21,014	1,746,518

	Yen (millions)
	2010
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	44,336	20,281	—	64,617
Equity securities:
Japanese companies	116,053	—	—	116,053
Foreign companies	84,218	—	—	84,218
Commingled funds (a)	—	485,091	—	485,091
Debt securities:
Government and Municipal bonds	204,898	—	—	204,898
Corporate bonds	—	41,113	—	41,113
Commingled funds (b)	—	451,246	—	451,246
Life insurance company general accounts	—	198,049	—	198,049
Other (c)	—	114,610	15,112	129,722

Total	449,505	1,310,390	15,112	1,775,007

(a)	These funds invest mainly in listed equity securities, approximately 60% Japanese companies and 40% foreign companies.
(b)	Primarily invests in Japanese government bonds and foreign government bonds.
(c)	Other investments primarily include fund-of-funds investment and equity long/short hedge funds investment.

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

The reconciliation of the beginning and ending balances of level 3 assets at March 31, 2011 and 2010, are as follows:

	Yen (millions)
	Collateralized loan obligation	Private equity	Total
Balance at April 1, 2009	630	5,635	6,265
Effect of changes in consolidated subsidiaries	5,822	—	5,822
Realized gains (losses)	804	27	831
Unrealized gains (losses) relating to assets held	2,393	23	2,416
Purchases, sales, issuances and settlements, net	(656)	712	56
Transfers out of Level 3	(278)	—	(278)

Balance at March 31, 2010	8,715	6,397	15,112

Realized gains (losses)	2,167	—	2,167
Unrealized gains (losses) relating to assets held	3,036	(330)	2,706
Purchases, sales, issuances and settlements, net	912	1,663	2,575
Transfers out of Level 3	(1,546)	—	(1,546)

Balance at March 31, 2011	13,284	7,730	21,014

The Company expects to contribute 85,724 million yen to its defined benefit plans in fiscal 2012.

The benefits expected to be paid from the defined pension plans in each fiscal year 2012 – 2016 are 109,528 million yen, 110,946 million yen, 110,120 million yen, 112,717 million yen and 113,859 million yen, respectively. The aggregate benefits expected to be paid in the five years from fiscal 2017 – 2021 are 595,784 million yen. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at March 31 and include estimated future employee service.

(11)	Income Taxes

Income (loss) before income taxes and income taxes for the three years ended March 31, 2011 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2011
Income before income taxes	23,356	155,451	178,807
Income taxes:
Current	28,479	60,431	88,910
Deferred	20,913	(6,813)	14,100

Total income taxes	49,392	53,618	103,010

For the year ended March 31, 2010
Income (loss) before income taxes	(80,125)	50,810	(29,315)
Income taxes:
Current	22,105	36,042	58,147
Deferred	80,954	2,732	83,686

Total income taxes	103,059	38,774	141,833

For the year ended March 31, 2009
Income (loss) before income taxes	(345,776)	(36,858)	(382,634)
Income taxes:
Current	38,297	23,543	61,840
Deferred	(10,232)	(14,250)	(24,482)

Total income taxes	28,065	9,293	37,358

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the three years ended March 31, 2011.

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2011	2010	2009
Combined statutory tax rate	40.5%	(40.5)%	(40.5)%
Lower tax rates of overseas subsidiaries	(15.4)	(38.4)	(1.1)
Expenses not deductible for tax purposes	3.2	25.7	0.8
Change in valuation allowance allocated to income tax expenses	24.4	473.8	41.8
Tax effects attributable to investments in subsidiaries	2.2	45.7	5.8
Per capita tax	1.2	8.3	0.6
Goodwill impairment	—	5.2	—
Other	1.5	4.0	2.4

Effective tax rate	57.6%	483.8%	9.8%

The significant components of deferred income tax expenses for the three years ended March 31, 2011 are as follows:

	Yen (millions)
	2011	2010	2009
Deferred tax expense (exclusive of the effects of other components listed below)	31,999	111,579	94,250
Benefits of net operating loss carryforwards	(17,899)	(27,893)	(118,732)

	14,100	83,686	(24,482)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2011 and 2010 are presented below:

	Yen (millions)
	2011	2010
Deferred tax assets:
Inventory valuation	87,647	94,596
Expenses accrued for financial statement purposes but not currently included in taxable income	171,779	154,679
Property, plant and equipment	231,987	295,091
Retirement and severance benefits	273,830	253,636
Tax loss carryforwards	653,378	616,648
Other	181,190	237,797

Total gross deferred tax assets	1,599,811	1,652,447
Less valuation allowance	990,354	1,014,703

Net deferred tax assets	609,457	637,744

Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(26,130)	(42,458)
Intangible assets	(166,403)	(194,691)
Other	(82,936)	(89,242)

Total gross deferred tax liabilities	(275,469)	(326,391)

Net deferred tax assets	333,988	311,353

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2011.

The net change in total valuation allowance for the years ended March 31, 2011, 2010 and 2009 was a decrease of 24,349 million yen, an increase of 536,706 million yen and an increase of 129,427 million yen, respectively.

At March 31, 2011, the Company had, for income tax purposes, net operating loss carryforwards of approximately 1,755,388 million yen, of which 1,627,828 million yen expire from fiscal 2012 through 2018 and the remaining balance will expire thereafter or do not expire. At March 31, 2011, the Company had, for income tax purposes, tax credit carryforwards of approximately 59,204 million yen, which expire from fiscal 2012 through 2014.

Net deferred tax assets and liabilities at March 31, 2011 and 2010 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2011	2010
Other current assets	254,413	232,165
Other assets	329,920	358,416
Other current liabilities	(1,466)	(1,470)
Other liabilities	(248,879)	(277,758)

Net deferred tax assets	333,988	311,353

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 905,025 million yen as of March 31, 2011, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to indefinitely reinvest undistributed earnings. The calculation of related unrecognized deferred tax liability is not practicable.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the three years ended March 31, 2011 is as follows:

	Yen (millions)
	2011	2010	2009
Balance at beginning of year	(9,843)	(7,187)	(9,327)
Increase related to prior year tax positions	(5,690)	(685)	(1,835)
Decrease related to prior year tax positions	532	1,780	3,561
Increase related to current year tax positions	(1,986)	(1,195)	(484)
Change in consolidated subsidiaries	—	(3,339)	—
Settlements	1,451	747	60
Translation adjustments	843	36	838

Balance at end of year	(14,693)	(9,843)	(7,187)

As of March 31, 2011, 2010 and 2009, the total amount of unrecognized tax benefits are 14,175 million yen, 9,843 million yen and 7,187 million yen, respectively, that if recognized, would reduce the effective tax rate. It is reasonably possible that developments on tax matters in certain tax jurisdictions may result in approximately thirty percent decrease of the Company’s total unrecognized tax benefits within the next twelve months. The Company has accrued interests and penalties related to unrecognized tax benefits and the amount of interest and penalties included in provision for income taxes and cumulative amount accrued were not material as of and for the years ended March 31, 2011, 2010 and 2009.

The Company files income tax returns in Japan and various foreign tax jurisdictions. There are a number of subsidiaries which operate within each of the Company’s major jurisdictions resulting in a range of open tax years. The open tax years for the Company is fiscal 2010 and 2011, and its significant subsidiaries in Japan, the United States of America, the United Kingdom and China range from fiscal 2004 and thereafter.

(12)	Stockholders’ Equity

The Company may repurchase its common stock from the market pursuant to the Company Law of Japan. For the years ended March 31, 2011, 2010 and 2009, respectively, 327,193, 53,863 and 30,875,208 shares were repurchased for the aggregate cost of approximately 432 million yen, 72 million yen and 72,416 million yen, respectively, primarily with the intention to hold as treasury stock to improve capital efficiency.

The Company sold 15,100, 17,731 and 399,673 shares of its treasury stock for the years ended March 31, 2011, 2010 and 2009, respectively. The difference between sales price and book value was charged to capital surplus in the consolidated balance sheets.

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

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2011 represent dividends paid out during the periods and related appropriation to the legal reserve. Cash dividends per share paid during the three years ended March 31, 2011 amounted to 10.00 yen, 12.50 yen and 40.00 yen, respectively. The accompanying consolidated financial statements do not include any provisions for the year-end dividend of 5.0 yen per share, totaling approximately 10,351 million yen in respect of the year ended March 31, 2011 approved by the board of directors in April 2011.

In accordance with the Company Law of Japan, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of 671,629 million yen at March 31, 2011 were restricted as to the payment of cash dividends.

The Company’s directors and certain senior executives were granted options to purchase the Company’s common stock. All stock options become fully exercisable two years from the date of grant and have a four-year term. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price (Yen)
Balance at March 31, 2008	12,000	1,734
Forfeited	(12,000)	1,734

Balance at March 31, 2009	—	—
Balance at March 31, 2010	—	—
Balance at March 31, 2011	—	—

There was no treasury stock reserved for options from March 31, 2008 through 2011.

(13)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2011 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2011
Translation adjustments:
Translation adjustments arising during the period	(88,016)	—	(88,016)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	2,001	—	2,001

Net translation adjustments	(86,015)	—	(86,015)

Unrealized holding gains (losses) of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(53,060)	21,554	(31,506)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	14,645	(5,928)	8,717

Net unrealized gains (losses)	(38,415)	15,626	(22,789)

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	16,125	(7,364)	8,761
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(12,947)	5,174	(7,773)

Net unrealized gains (losses)	3,178	(2,190)	988

Pension liability adjustments:
Prior service benefit arising during the period	—	—	—
Less: Amortization of prior service benefit included in net periodic benefit cost	(23,803)	10,077	(13,726)

Net prior service benefit	(23,803)	10,077	(13,726)

Actuarial gain (loss) arising during the period	(99,459)	33,979	(65,480)
Less: Amortization of actuarial gain (loss) included in net periodic benefit cost	26,276	(10,437)	15,839

Net actuarial gain (loss)	(73,183)	23,542	(49,641)

Net pension liability adjustments	(96,986)	33,619	(63,367)

Other comprehensive income (loss)	(218,238)	47,055	(171,183)

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2010
Translation adjustments:
Translation adjustments arising during the period	(21,186)	—	(21,186)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	10,129	—	10,129

Net translation adjustments	(11,057)	—	(11,057)

Unrealized holding gains (losses) of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	88,042	(36,356)	51,686
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(703)	280	(423)

Net unrealized gains (losses)	87,339	(36,076)	51,263

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	4,607	(1,543)	3,064
Less: Reclassification adjustment for (gains) losses included in net income (loss)	4,657	(1,560)	3,097

Net unrealized gains (losses)	9,264	(3,103)	6,161

Pension liability adjustments:
Prior service benefit arising during the period	—	—	—
Less: Amortization of prior service benefit included in net periodic benefit cost	(23,947)	8,962	(14,985)

Net prior service benefit	(23,947)	8,962	(14,985)

Actuarial gain (loss) arising during the period	139,867	(49,300)	90,567
Less: Amortization of actuarial gain (loss) included in net periodic benefit cost	39,159	(14,963)	24,196

Net actuarial gain (loss)	179,026	(64,263)	114,763

Net pension liability adjustments	155,079	(55,301)	99,778

Other comprehensive income (loss)	240,625	(94,480)	146,145

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2009
Translation adjustments:
Translation adjustments arising during the period	(116,738)	—	(116,738)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	3,938	—	3,938

Net translation adjustments	(112,800)	—	(112,800)

Unrealized holding gains (losses) of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(167,397)	67,907	(99,490)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	73,075	(29,590)	43,485

Net unrealized gains (losses)	(94,322)	38,317	(56,005)

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	(4,043)	1,565	(2,478)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(10,855)	4,118	(6,737)

Net unrealized gains (losses)	(14,898)	5,683	(9,215)

Pension liability adjustments:
Prior service benefit arising during the period	345	(140)	205
Less: Amortization of prior service benefit included in net periodic benefit cost	(22,727)	7,742	(14,985)

Net prior service benefit	(22,382)	7,602	(14,780)

Actuarial gain (loss) arising during the period	(273,853)	100,104	(173,749)
Less: Amortization of actuarial gain (loss) included in net periodic benefit cost	26,422	(6,782)	19,640

Net actuarial gain (loss)	(247,431)	93,322	(154,109)

Net pension liability adjustments	(269,813)	100,924	(168,889)

Other comprehensive income (loss)	(491,833)	144,924	(346,909)

(14)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three years ended March 31, 2011 is as follows:

	Yen (millions)
	2011	2010	2009
Net income (loss) attributable to Panasonic Corporation common shareholders	74,017	(103,465)	(378,961)

	Number of shares
	2011	2010	2009
Average common shares outstanding	2,070,341,989	2,070,623,618	2,079,296,525
Dilutive effect:
Stock options			—

Diluted common shares outstanding			2,079,296,525

	Yen
	2011	2010	2009
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	35.75	(49.97)	(182.25)
Diluted	—	—	(182.25)

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders for the years ended March 31, 2011 and 2010 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

The effect of stock options was not included in the calculation of diluted net loss per share for the year ended March 31, 2009 as the effect would be antidilutive due to the net loss incurred for the year.

(15)	Restructuring Charges

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2011, 2010 and 2009 are as follows:

	Yen (millions)
	2011	2010	2009
Expenses associated with the implementation of early retirement programs:
Domestic	14,312	33,070	26,452
Overseas	3,359	5,884	11,899

Total	17,671	38,954	38,351
Expenses associated with the closure and integration of locations	39,282	15,918	15,049

Total restructuring charges	56,953	54,872	53,400

These restructuring charges are included in other deductions in the consolidated statements of operations.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement programs are recognized when the employees accept the offer and the amount can be reasonably estimated. Expenses associated with the closure and integration of locations include amounts such as moving expenses of facilities and costs to terminate leasing contracts incurred at domestic and overseas manufacturing plants and sales offices. An analysis of the accrued restructuring charges for the years ended March 31, 2011, 2010 and 2009 is as follows:

	Yen (millions)
	2011	2010	2009
Balance at beginning of year	9,389	32,523	4,761
New charges	56,953	54,872	53,400
Cash payments	(34,850)	(78,006)	(25,638)

Balance at end of year	31,492	9,389	32,523

The following represents significant restructuring activities for the year ended March 31, 2011 by business segment:

Digital AVC Networks

Digital AVC Networks segment continued its restructuring activities, consisting mainly of integrations of manufacturing bases in Japan.

Total restructuring charges amounted to 3,845 million yen, including expenses associated with the implementation of early retirement programs of 1,224 million yen.

Home Appliances

Home Appliances segment restructured its operations to improve efficiency. Restructuring activities included integrations of manufacturing operations in Japan.

Total restructuring charges amounted to 2,361 million yen, including expenses associated with the implementation of early retirement programs of 347 million yen.

PEW and PanaHome

PEW and PanaHome segment restructured its operations mainly in Japan to improve cost effectiveness.

Total restructuring charges amounted to 1,838 million yen.

Components and Devices

Components and Devices segment restructured its operations to improve efficiency and cost effectiveness. Restructuring activities included integrations of domestic and overseas operations.

Total restructuring charges amounted to 1,392 million yen, including expenses associated with the implementation of early retirement programs of 454 million yen.

SANYO

SANYO segment restructured its operations in Japan and overseas to improve cost effectiveness. Restructuring activities primarily related to the divestiture of SANYO’s semiconductor business.

Total restructuring charges amounted to 45,310 million yen.

Other

Other segment restructured its operations to improve efficiency. Restructuring activities included early retirement programs in Japan.

Total restructuring charges amounted to 2,207 million yen, including expenses associated with the implementation of early retirement programs of 2,149 million yen.

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

Total restructuring charges amounted to 11,157 million yen, including expenses associated with the implementation of early retirement programs of 7,506 million yen.

PEW and PanaHome

PEW and PanaHome segment restructured to improve cost efficiency in Japan and overseas bases.

Total restructuring charges amounted to 6,975 million yen.

Components and Devices

Components and Devices segment restructured to mainly improve efficiency and cost effectiveness in Japan.

Total restructuring charges amounted to 5,577 million yen, including expenses associated with the implementation of early retirement programs of 4,090 million yen.

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

Total restructuring charges amounted to 3,648 million yen.

PEW and PanaHome

PEW and PanaHome segment restructured mainly its housing business in Japan. Total restructuring charges amounted to 5,673 million yen.

Components and Devices

Components and Devices segment restructured mainly to improve efficiency in its components business.

Total restructuring charges amounted to 3,515 million yen, including expenses associated with the implementation of early retirement programs of 2,835 million yen.

Other

Other segment restructured mainly to improve efficiency in overseas sales companies.

The restructuring charges amounted to 5,816 million yen, including expenses associated with the implementation of early retirement programs of 4,145 million yen.

(16)	Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to income for the three years ended March 31, 2011 are as follows:

	Yen (millions)
	2011	2010	2009
Research and development costs	527,798	476,903	517,913
Advertising costs	156,894	150,866	174,939
Shipping and handling costs	145,315	129,114	146,920
Depreciation	284,244	251,839	325,835

Foreign exchange gains included in other income for the year ended March 31, 2011 are 12,128 million yen. Foreign exchange losses included in other deductions for the years ended March 31, 2010 and 2009 are 3,486 million yen and 7,501 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

In fiscal 2011, 2010 and 2009, the Company sold, without recourse, trade receivables of 554,243 million yen, 443,673 million yen and 458,321 million yen to independent third parties for proceeds of 553,130 million yen, 442,779 million yen and 456,870 million yen, and recorded losses on the sale of trade receivables of 1,113 million yen, 894 million yen and 1,451 million yen, respectively. In fiscal 2011, 2010 and 2009, the Company sold, with recourse, trade receivables of 402,359 million yen, 355,512 million yen and 411,778 million yen to independent third parties for proceeds of 401,979 million yen, 355,113 million yen and 411,022 million yen, and recorded losses on the sale of trade receivables of 380 million yen, 399 million yen and 756 million yen, respectively. Those losses are mainly included in selling, general and administrative expenses. The Company is responsible for servicing most of the receivables. The amounts of trade receivables sold to independent third parties which have not been collected at March 31, 2011 and 2010 are 153,550 million yen and 141,042 million yen, respectively. Those receivables had been derecognized at March 31, 2011 and 2010. Included in trade notes receivable and trade accounts receivable at March 31, 2011 are amounts of 39,690 million yen without recourse and 33,567 million yen with recourse scheduled to be sold to independent third parties. The sale of trade receivables was accounted for under the provision of ASC 860, “Transfers and Servicing,” which provides accounting and reporting standards for transfer and servicing of financial assets and extinguishments of liabilities.

The Great East Japan Earthquake on March 11, 2011 damaged a part of the Company’s facilities, such as Sendai Plant of the Company in Natori City, Fukushima Plant of the Company in Fukushima City, and Mobara Plant of Panasonic Liquid Crystal Display Co., Ltd., a subsidiary of the Company in Chiba Prefecture. However, these damages will be substantially covered by the Company’s insurance policies. Losses related to the Great East Japan Earthquake included in other deductions for the year ended March 31, 2011 amounted to 9,160 million yen, which was net of insurance recovery of 6,270 million yen.

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2011 are as follows:

	Yen (millions)
	2011	2010	2009
Cash paid:
Interest	28,308	26,301	19,627
Income taxes	75,872	51,441	95,198
Noncash investing and financing activities:
Capital leases	5,777	37,505	12,235

(17)	Derivatives and Hedging Activities

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

Amounts included in accumulated other comprehensive income (loss) at March 31, 2011 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures at March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011	2010
Forward:
To sell foreign currencies	397,580	375,430
To buy foreign currencies	225,444	196,439
Cross currency swaps	47,668	31,797
Interest rate swaps	31,170	33,702
Commodity futures:
To sell commodity	128,411	40,194
To buy commodity	160,483	113,682

The fair values of derivative instruments at March 31, 2011 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	252	Other current liabilities	(4,584)
Commodity futures	Other current assets	15,658	Other current liabilities	(601)

Total derivatives designated as hedging instruments under ASC 815		15,910		(5,185)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	1,619	Other current liabilities	(3,238)
Cross currency swaps	—	—	Other current liabilities	(462)
Interest rate swaps	Other current assets	0	—	—
Commodity futures	Other current assets	4,732	Other current liabilities	(4,732)

Total derivatives not designated as hedging instruments under ASC 815		6,351		(8,432)

Total derivatives		22,261		(13,617)

The fair values of derivative instruments at March 31, 2010 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	415	Other current liabilities	(1,971)
Commodity futures	Other current assets	11,330	Other current liabilities	(3,345)

Total derivatives designated as hedging instruments under ASC 815		11,745		(5,316)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	8,590	Other current liabilities	(2,307)
Cross currency swaps	—	—	Other current liabilities	(283)
Interest rate swaps	Other current assets	23	—	—
Commodity futures	Other current assets	1,231	Other current liabilities	(1,231)

Total derivatives not designated as hedging instruments under ASC 815		9,844		(3,821)

Total derivatives		21,589		(9,137)

The effect of derivative instruments on the consolidated statement of operations for the year ended March 31, 2011 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(1,724)

Total		(1,724)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	3,181

Total		3,181

Fair value hedges resulted in gains of 1,457 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion)	Location of gain or (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	7,662	Other income (deductions)	11,501
Commodity futures	8,463	Cost of sales	1,446

Total	16,125		12,947

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	539
Commodity futures	—	—

Total		539

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain or (loss) recognized in operations on derivative	Amount of gain or (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	7,707
Cross currency swaps	Other income (deductions)	(179)
Interest rate swaps	Other income (deductions)	(23)
Commodity futures	Other income (deductions)	0

Total		7,505

The effect of derivative instruments on the consolidated statement of operations for the year ended March 31, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	41,003

Total		41,003

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(39,024)

Total		(39,024)

Fair value hedges resulted in gains of 1,979 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion)	Location of gain or (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(613)	Other income (deductions)	(4,599)
Cross currency swaps	(291)	Other income (deductions)	(16)
Commodity futures	3,611	Cost of sales	(42)

Total	2,707		(4,657)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	1,228
Cross currency swaps	—	—
Commodity futures	—	—

Total		1,228

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain or (loss) recognized in operations on derivative	Amount of gain or (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	2,950
Cross currency swaps	Other income (deductions)	(1,543)
Interest rate swaps	Other income (deductions)	(3)
Commodity futures	Other income (deductions)	0

Total		1,404

The effect of derivative instruments on the consolidated statement of operations for the three months ended March 31, 2009 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	5,700

Total		5,700

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(5,352)

Total		(5,352)

Fair value hedges resulted in gains of 348 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion)	Location of gain or (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(9,251)	Other income (deductions)	2,355
Cross currency swaps	(90)	Other income (deductions)	(16)
Commodity futures	2,484	Cost of sales	(1,879)

Total	(6,857)		460

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	(1,226)
Cross currency swaps	—	—
Commodity futures	—	—

Total		(1,226)

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain or (loss) recognized in operations on derivative	Amount of gain or (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	814
Cross currency swaps	Other income (deductions)	1,624
Commodity futures	Other income (deductions)	0

Total		2,438

(18)	Fair Value

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

Long-term debt, including current portion

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

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Other investments and advances	409,938	410,023	454,313	454,516
Liabilities:
Long-term debt, including current portion	(1,535,858)	(1,548,251)	(1,236,052)	(1,250,048)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	1,420	1,420	3,511	3,511
To buy foreign currencies	451	451	5,494	5,494
Cross currency swaps	—	—	—	—
Interest rate swaps	0	0	23	23
Commodity futures:
To sell commodity	—	—	—	—
To buy commodity	20,390	20,390	12,561	12,561
Other current liabilities:
Forward:
To sell foreign currencies	(4,536)	(4,536)	(2,390)	(2,390)
To buy foreign currencies	(3,286)	(3,286)	(1,888)	(1,888)
Cross currency swaps	(462)	(462)	(283)	(283)
Commodity futures:
To sell commodity	(5,333)	(5,333)	(4,576)	(4,576)
To buy commodity	—	—	—	—

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

The provisions of ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 —	Unobservable inputs for the asset or liability.

The following table represents assets and liabilities that are measured at fair value on a recurring basis at March 31, 2011 and 2010:

	Yen (millions)
	2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	313,813	—	—	313,813
Corporate and government bonds	—	2,201	—	2,201
Other debt securities	—	546	—	546

Total available-for-sale securities	313,813	2,747	—	316,560

Derivatives:
Foreign exchange contracts	—	1,871	—	1,871
Interest rate swaps	—	0	—	0
Commodity futures	18,564	1,826	—	20,390

Total derivatives	18,564	3,697	—	22,261

Total	332,377	6,444	—	338,821

Liabilities:
Derivatives:
Foreign exchange contracts	—	(7,822)	—	(7,822)
Cross currency swaps	—	(462)	—	(462)
Commodity futures	(2,427)	(2,906)	—	(5,333)

Total derivatives	(2,427)	(11,190)	—	(13,617)

Total	(2,427)	(11,190)	—	(13,617)

	Yen (millions)
	2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	379,358	—	—	379,358
Corporate and government bonds	—	3,961	—	3,961
Other debt securities	—	585	—	585

Total available-for-sale securities	379,358	4,546	—	383,904

Derivatives:
Foreign exchange contracts	—	9,005	—	9,005
Interest rate swaps	—	23	—	23
Commodity futures	12,561	—	—	12,561

Total derivatives	12,561	9,028	—	21,589

Total	391,919	13,574	—	405,493

Liabilities:
Derivatives:
Foreign exchange contracts	—	(4,278)	—	(4,278)
Cross currency swaps	—	(283)	—	(283)
Commodity futures	(3,345)	(1,231)	—	(4,576)

Total derivatives	(3,345)	(5,792)	—	(9,137)

Total	(3,345)	(5,792)	—	(9,137)

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

The following table presents assets and liabilities that are measured at fair value on a nonrecurring basis for the years ended March 31, 2011 and 2010:

	Yen (millions)
	2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(8,318)	23,196	—	2,933	26,129
Long-lived assets	(34,692)	—	—	31,114	31,114

	Yen (millions)
	2010
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(3,605)	1,058	—	1,980	3,038
Long-lived assets	(79,259)	—	—	27,800	27,800
Goodwill	(3,745)	—	—	0	0

During the year ended March 31, 2011, the Company classified most of assets described above in Level 3 as the Company used unobservable inputs to value these assets when recognizing impairment losses related to the assets. The fair value for the major assets was measured through estimated future cash flows. The Company classified certain investments in Level 1 as the Company used an unadjusted quoted market price in active markets as input to value the investment.

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

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, as discussed in Note 16, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At March 31, 2011, the maximum amount of undiscounted payments the Company would have to make in the event of default was 24,610 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2011 and 2010 were immaterial.

As discussed in Note 6, in connection with the sale and leaseback of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At March 31, 2011, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 48,261 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2011 and 2010 were immaterial.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2011 and 2010 are summarized as follows:

	Yen (millions)
	2011	2010
Balance at beginning of year	51,306	41,478
Change in consolidated subsidiaries	—	4,253
Liabilities accrued for warranties issued during the period	47,644	51,704
Warranty claims paid during the period	(35,885)	(45,489)
Changes in liabilities for pre-existing warranties during the period, including expirations	(7,761)	(640)

Balance at end of year	55,304	51,306

At March 31, 2011, commitments outstanding for the purchase of property, plant and equipment approximated 34,760 million yen. Contingent liabilities at March 31, 2011 for discounted export bills of exchange amounted to 2 million yen. Certain subsidiaries are under contracts to purchase specific raw materials until 2020. At March 31, 2011, commitments outstanding for this contract approximated 84,359 million yen.

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (PCB equipment) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of 7,071 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

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

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations. Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In October 2009, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. The Company has entered into a plea agreement with the U.S. Department of Justice in September 2010, and with the Competition Bureau Canada in October 2010 to resolve alleged antitrust violations relating to compressors for refrigerator use. This agreement did not have a material effect on the Company’s consolidated financial statements. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(20)	Segment Information

In accordance with the provisions of ASC 280, the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, electronic components and batteries. “SANYO” includes solar photovoltaic systems, lithium-ion batteries, optical pickups, and others. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment. The Company restructured its motor business on April 1, 2010. As a result of restructuring, segment information for “Home Appliances” and “Components and Devices” in fiscal 2010 and 2009 are reclassified to conform to the presentation for fiscal 2011.

Information by segment for the three years ended March 31, 2011 is shown in the tables below:

By Business Segment:

	Yen (millions)
	2011	2010	2009
Sales:
Digital AVC Networks:
Customers	3,243,773	3,360,278	3,701,996
Intersegment	60,201	49,223	46,961

Total	3,303,974	3,409,501	3,748,957
Home Appliances:
Customers	1,071,844	1,005,756	1,066,028
Intersegment	204,074	198,443	224,281

Total	1,275,918	1,204,199	1,290,309
PEW and PanaHome:
Customers	1,676,304	1,573,393	1,717,168
Intersegment	58,710	58,720	49,094

Total	1,735,014	1,632,113	1,766,262
Components and Devices:
Customers	613,028	643,093	723,691
Intersegment	313,285	288,395	321,226

Total	926,313	931,488	1,044,917
SANYO:
Customers	1,528,881	399,888	—
Intersegment	33,037	4,953	—

Total	1,561,918	404,841	—
Other:
Customers	558,842	435,572	556,624
Intersegment	638,862	576,582	515,114

Total	1,197,704	1,012,154	1,071,738
Eliminations	(1,308,169)	(1,176,316)	(1,156,676)

Consolidated total	8,692,672	7,417,980	7,765,507

Segment profit (loss):
Digital AVC Networks	114,956	87,289	3,176
Home Appliances	92,318	66,074	46,808
PEW and PanaHome	72,975	34,742	40,081
Components and Devices	32,974	36,535	9,318
SANYO	(8,033)	(730)	—
Other	52,958	19,727	23,927
Corporate and eliminations	(52,894)	(53,184)	(50,437)

Total segment profit	305,254	190,453	72,873

Interest income	11,593	12,348	23,477
Dividends received	6,323	6,746	11,486
Other income	59,050	47,896	52,709
Interest expense	(27,524)	(25,718)	(19,386)
Other deductions	(175,889)	(261,040)	(523,793)

Consolidated income (loss) before income taxes	178,807	(29,315)	(382,634)

	Yen (millions)
	2011	2010	2009
Identifiable assets:
Digital AVC Networks	2,034,376	2,127,042	2,016,112
Home Appliances	667,677	724,955	758,426
PEW and PanaHome	1,272,345	1,252,243	1,258,465
Components and Devices	745,281	772,457	857,582
SANYO	2,059,701	2,435,829	—
Other	276,506	239,736	216,411
Corporate and eliminations	766,984	805,795	1,296,320

Consolidated total	7,822,870	8,358,057	6,403,316

Depreciation (including intangibles other than goodwill):
Digital AVC Networks	88,469	85,364	142,026
Home Appliances	27,867	31,368	38,730
PEW and PanaHome	42,197	49,180	51,906
Components and Devices	62,797	71,551	93,338
SANYO	117,398	28,877	—
Other	10,315	11,004	14,176
Corporate and eliminations	17,963	20,670	24,562

Consolidated total	367,006	298,014	364,738

Capital investment (including intangibles other than goodwill):
Digital AVC Networks	174,722	258,999	250,891
Home Appliances	35,874	37,456	59,234
PEW and PanaHome	50,031	33,918	45,059
Components and Devices	77,201	86,268	138,946
SANYO	90,094	33,487	—
Other	8,066	7,988	12,262
Corporate and eliminations	16,197	6,203	27,652

Consolidated total	452,185	464,319	534,044

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and know-how, and software.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and property, plant and equipment are as follows:

	Yen (millions)
	2011	2010	2009
Sales:
Japan	4,514,246	3,994,379	4,082,233
North and South America	1,070,833	917,898	996,647
Europe	857,192	771,251	962,981
Asia and Others	2,250,401	1,734,452	1,723,646

Consolidated total	8,692,672	7,417,980	7,765,507

United States included in North and South America	904,968	781,264	857,896
China included in Asia and Others	1,178,010	903,531	855,352

Property, plant and equipment:
Japan	1,509,705	1,571,914	1,230,868
North and South America	36,738	42,215	31,694
Europe	45,714	48,444	48,398
Asia and Others	291,152	293,448	263,870

Consolidated total	1,883,309	1,956,021	1,574,830

There are no individually material countries which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States and China on sales.

Transfers between business segments or geographic segments are made at arms-length prices. There are no material concentration of sales to a single external major customer for the three years ended March 31, 2011.

(21)	Equity Transactions with Noncontrolling Interests

Net income (loss) attributable to Panasonic Corporation and transfers (to) from the noncontrolling interests for the three years ended March 31, 2011 are as follows:

	Yen (millions)
	2011	2010	2009
Net income (loss) attributable to Panasonic Corporation	74,017	(103,465)	(378,961)
Transfers (to) from the noncontrolling interests:
Decrease in capital surplus for purchase of additional shares in consolidated subsidiaries primarily for the purpose of conversion into wholly-owned subsidiaries	(109,326)	(8,240)	—

Total	(109,326)	(8,240)	—

Change from net income (loss) attributable to Panasonic Corporation and Transfers (to) from the noncontrolling interests	(35,309)	(111,705)	(378,961)

The Company conducted tender offers in October 2010 to purchase additional common shares of Panasonic Electric Works Co. Ltd. (PEW) and SANYO Electric Co. Ltd. (SANYO) for the purpose of conversion into wholly-owned subsidiaries. As a result, the equity ownership of the Company in PEW and SANYO became approximately 84% and 81%, respectively. In June 2010, the Company purchased the noncontrolling interests of IPS Alpha Technology, Ltd., which name was subsequently changed to Panasonic Liquid Display Co. Ltd.

(22)	Subsequent Events

On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries through share exchange in order to accelerate synergy generation and maximize synergy. In this share exchange, 0.925 shares of the Company were allotted and delivered in exchange for each share of PEW, and 0.115 shares of the Company were allotted and delivered in exchange for each share of SANYO. All the shares delivered by Panasonic were sourced from the treasury stocks (241,961,655 shares) held by the Company. The difference between the fair value of the shares of the Company delivered to the noncontrolling interest and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus. As a result of this share exchange, noncontrolling interests decreased and Panasonic Corporation shareholders’ equity increased by 271,205 million yen. Subsequent to the date of the share exchange, all of the net income of PEW and SANYO will be attributable to the Company.

Schedule II

PANASONIC CORPORATION

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2011, 2010 and 2009

	Balance at beginning of period	Add	Deduct		Add (deduct)
		Charged to income	Bad debts written off	Reversal	Cumulative translation adjustments	Balance at end of period
Allowance for doubtful receivables:
2011	24,158	4,392	1,835	3,919	(936)	21,860
2010	21,131	10,862	4,234	3,623	22	24,158
2009	20,868	10,538	3,246	5,436	(1,593)	21,131

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2010]

1.2	Share Handling Regulations of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2010]

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2009]

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000] and form of Amendment No.1 to Deposit Agreement among such parties, including the form of American Depositary Receipt [incorporated by reference to Post-effective Amendment No.1 to the Registration Statement on From F-6 (File No. 333-133099) filed on September 30, 2008]

4.1	Liability Limitation Agreement (English translation)

[Matsushita and Ikuo Uno entered into a Liability Limitation Agreement, dated June 29, 2005, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 12, 2005]

[Matsushita and Masayuki Oku entered into a Liability Limitation Agreement, dated June 26, 2008, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2008]

[Matsushita and each of Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi, entered into a Liability Limitation Agreement, each dated June 28, 2006, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No.001-06784) filed on September 11, 2006]

4.2	Share Exchange Agreement dated December 21, 2010 between the Company and Panasonic Electric Works Co., Ltd (English translation) [incorporated by reference to Appendix A to the final Prospectus filed pursuant to Rule 424 (b) (3) and relating to the registration statement on Form F-4 (File No. 333-171124) filed on February 10, 2011]

4.3	Share Exchange Agreement dated December 21, 2010 between the Company and SANYO Electric Co., Ltd (English translation) [incorporated by reference to Appendix A to the final Prospectus filed pursuant to Rule 424 (b) (3) and relating to the registration statement on Form F-4 (File No. 333-171125) filed on February 10, 2011]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2009]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Continuation of Policy toward Large-scale Purchases of Panasonic Shares

101	INS XBRL Instance Document

101	SCH XBRL Taxonomy Extension Schema

101	CAL XBRL Taxonomy Extension Calculation Linkbase

101	DEF XBRL Taxonomy Extension Definition Linkbase

101	LAB XBRL Taxonomy Extension Label Linkbase

101	PRE XBRL Taxonomy Extension Presentation Linkbase

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

PANASONIC CORPORATION
(Registrant)

Date: June 30, 2011	By	/s/ Masahito Yamamura
Masahito Yamamura
Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2010]

1.2	Share Handling Regulations of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2010]

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2009]

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000] and form of Amendment No.1 to Deposit Agreement among such parties, including the form of American Depositary Receipt [incorporated by reference to Post-effective Amendment No.1 to the Registration Statement on From F-6 (File No. 333-133099) filed on September 30, 2008]

4.1

Liability Limitation Agreement (English translation)

[Matsushita and Ikuo Uno entered into a Liability Limitation Agreement, dated June 29, 2005, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 12, 2005]

[Matsushita and Masayuki Oku entered into a Liability Limitation Agreement, dated June 26, 2008, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2008]

[Matsushita and each of Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi, entered into a Liability Limitation Agreement, each dated June 28, 2006, in the form of this Exhibit.] [incorporated by reference to the Annual Report on Form 20-F (File No.001-06784) filed on September 11, 2006]

4.2	Share Exchange Agreement dated December 21, 2010 between the Company and Panasonic Electric Works Co., Ltd (English translation) [incorporated by reference to Appendix A to the final Prospectus filed pursuant to Rule 424 (b) (3) and relating to the registration statement on Form F-4 (File No. 333-171124) filed on February 10, 2011]

4.3	Share Exchange Agreement dated December 21, 2010 between the Company and SANYO Electric Co., Ltd (English translation) [incorporated by reference to Appendix A to the final Prospectus filed pursuant to Rule 424 (b) (3) and relating to the registration statement on Form F-4 (File No. 333-171125) filed on February 10, 2011]

8.1	Subsidiaries of the Registrant [List of significant subsidiaries (see Section C of Item 4)]

11.1	Code of Ethics for Directors and Executive Officers (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2009]

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Continuation of Policy toward Large-scale Purchases of Panasonic Shares

101	INS XBRL Instance Document

101	SCH XBRL Taxonomy Extension Schema

101	CAL XBRL Taxonomy Extension Calculation Linkbase

101	DEF XBRL Taxonomy Extension Definition Linkbase

101	LAB XBRL Taxonomy Extension Label Linkbase

101	PRE XBRL Taxonomy Extension Presentation Linkbase

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.