Form 20-F
period 2012-03-31
PANASONIC Corp
filed 2012-06-28
CIK 63271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

	Outstanding as of
Title of Class	March 31, 2012 (Japan Time)	March 31, 2012 (New York Time)
Common Stock	2,311,702,201
American Depositary Shares, each representing 1 share of Common Stock		57,926,389

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

This form contains 173 pages.

All information contained in this annual report is as of March 31, 2012 or for the year ended March 31, 2012 (fiscal 2012) unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 22, 2012 was 80.52 yen = U.S.$1.

About the Company

Panasonic Corporation (hereinafter, unless the context otherwise requires, “Panasonic,” the “Panasonic Group” or the “Company” refers to Panasonic Corporation and its consolidated subsidiaries as a group) is one of the world’s leading manufacturers of electronic and electric products for a wide range of consumer, business and industrial uses, as well as a wide variety of components. As of October 1, 2008, the Company changed its company name from “Matsushita Electric Co., Ltd.” to “Panasonic Corporation.” Based in Osaka, Japan, the Company recorded consolidated net sales of approximately 7,846 billion yen for fiscal 2012. Over the past nine decades, the Company has grown from a small domestic household electrical equipment manufacturer into a comprehensive electronic and electric equipment, systems and components manufacturer operating internationally. Of the fiscal 2012 net sales, nearly one-half was represented by sales in Japan, with the rest by overseas sales.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this annual report (June 2012). Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of Panasonic to achieve its midterm management plan; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

	Yen (billions), except per share amounts and yen exchange rates
	Fiscal year ended March 31,
	2012	2011	2010	2009	2008
Statements of Operations Data:
Net sales	7,846	8,693	7,418	7,766	9,069
Income (loss) before income taxes	(813)	179	(29)	(383)	435
Net income (loss)	(816)	86	(171)	(404)	311
Net income (loss) attributable to Panasonic Corporation	(772)	74	(103)	(379)	282
Per common share:
Net income (loss) attributable to Panasonic Corporation:
Basic	(333.96)	35.75	(49.97)	(182.25)	132.90
Diluted	—	—	—	(182.25)	132.90
Dividends declared per share	10.00	10.00	10.00	30.00	35.00
	(U.S.$ 0.12)	(U.S.$ 0.12)	(U.S.$ 0.11)	(U.S.$ 0.30)	(U.S.$ 0.35)

Balance Sheet Data:
Total assets	6,601	7,823	8,358	6,403	7,444
Long-term debt	942	1,162	1,029	651	232
Total Panasonic Corporation shareholders’ equity	1,930	2,559	2,792	2,784	3,742
Common stock	259	259	259	259	259
Number of shares issued at year-end (thousands)	2,453,053	2,453,053	2,453,053	2,453,053	2,453,053
Number of shares issued and outstanding at year-end (thousands)	2,311,702	2,070,293	2,070,605	2,070,642	2,101,117

Yen exchange rates per U.S. dollar:
Year-end	82.41	82.76	93.40	99.15	99.85
Average	79.00	85.71	92.93	100.62	114.31
High	75.72	78.74	86.12	87.80	96.88
Low	85.26	94.68	100.71	110.48	124.09

	Dec. 2011	Jan. 2012	Feb. 2012	Mar. 2012	Apr. 2012	May 2012
Yen exchange rates for each month during the previous six months:
High	76.98	76.28	76.11	80.86	79.81	78.29
Low	78.13	78.13	81.10	83.78	82.62	80.36

Notes:	1.	Dividends per share reflect those declared by Panasonic in each fiscal year and consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.
	2.	United States dollar amounts for dividends per share are translated from yen for convenience at the year-end exchange rate of each period.
	3.	Diluted net income (loss), attributable to Panasonic Corporation common shareholders per share, for fiscal 2010, 2011 and 2012, has been omitted because the Company did not have potential common shares that were outstanding for the period.
	4.	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

Risks Related to Economic Conditions

Continued or further weakness in Japanese and global economies may cause reduced demand for Panasonic’s products

Demand for Panasonic’s products and services may be affected by general economic trends in the countries or regions in which Panasonic’s products and services are sold. Economic downturns and resulting declines in demand in Panasonic’s major markets worldwide may thus adversely affect the Company’s business, operating results and financial condition. For fiscal 2013, ending March 31, 2013, the Company continues to anticipate that the business environment will remain sluggish due to various factors including the negative impact of the yen’s appreciation and ever-intensified global competition as well as possible slowdown in the global economy due to the European debt crisis. Panasonic may incur increased costs for business restructuring that exceeds Panasonic’s expectations in order to cope with the business environment. If global market conditions worsen beyond expectations, the business environment of Panasonic may deteriorate more than currently anticipated, which may adversely affect the Company’s business, operating results and financial condition.

Currency exchange rate fluctuations may adversely affect Panasonic’s operating results

Foreign exchange rate fluctuations may adversely affect Panasonic’s business, operating results and financial condition, because costs and prices of its products and services and certain other transactions that are denominated in a foreign currency are affected by foreign exchange rate changes. In addition, foreign exchange rate changes can also affect the yen value of Panasonic’s investments in overseas assets and liabilities because Panasonic’s consolidated financial statements are presented in Japanese yen. Generally, an appreciation of the yen against other major currencies such as the U.S. dollar and the euro may adversely affect Panasonic’s operating results. Meanwhile, a depreciation of the yen against the aforementioned major currencies may have a favorable impact on Panasonic’s operating results. In fiscal 2012, the appreciation of the yen against other major currencies continued to adversely and significantly affect Panasonic’s operating results. Any further or continued appreciation of the yen may adversely affect the Company’s business, operating results and financial condition.

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

Continuation or deterioration of financial market instability may adversely affect Panasonic’s ability to raise funds or may increase the cost of fund raising

Panasonic raises funds for its business through methods such as borrowing from financial institutions and issuance of bonds and commercial paper. Where, among other events, financial market continues to be instable or deteriorates, financial institutions reduce lending to Panasonic, or rating agencies downgrade Panasonic’s credit ratings, Panasonic may not be able to raise funds in the time and amount necessary for Panasonic, or under conditions which Panasonic deems appropriate, and Panasonic may incur additional costs of raising funds, which may adversely affect the Company’s business, operating results and financial condition.

Decreases in the value of Japanese stocks may adversely affect Panasonic’s financial results

Panasonic holds mostly Japanese stocks as part of its investment securities. Decreases in the value of Japanese stocks may cause losses due to decreases in the valuation of investment securities, thereby adversely affecting Panasonic’s operating results and financial condition. The decrease in the value of Japanese stocks may also reduce stockholders’ equity on the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

Risks Related to Panasonic’s Business

Competition in the industry may adversely affect Panasonic’s ability to maintain profitability

Panasonic develops, produces and sells a broad range of products and services and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. Panasonic may choose not to fund or invest in one or more of its businesses to the same degree as its competitors in those businesses do, or it may not be able to do so in a timely manner or even at all. These competitors may have greater financial strength, technological capability, and marketing resources than Panasonic in the respective businesses in which they compete.

Declines in product prices may adversely affect Panasonic’s financial condition

Panasonic’s business is subject to intense price competition worldwide, which makes it difficult for the Company to determine product prices and maintain adequate profits. Such intensified price competition may adversely affect Panasonic’s profits, especially in terms of possible decreases in demand. Amid accelerating changes in the structure of markets, such as a demand shift to emerging markets and lower-priced products, and market expansion of environmental and energy-related businesses, Panasonic’s product prices in digital electronics and other business areas may continue to decline.

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

Panasonic may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals

Panasonic’s future success depends largely on its ability to attract and retain certain key personnel, including professionals in the fields of research, development, technology and management. However, the number of qualified personnel is limited, and the competition for attracting and retaining these employees is intense. Because of this intense competition for skilled employees, Panasonic may be unable to retain its existing personnel or attract additional qualified employees to keep up with future business needs. If this should happen, Panasonic’s business, operating results and financial condition could be adversely affected.

Alliances with, and strategic investments in, third parties, and mergers and acquisitions undertaken by Panasonic, may not produce positive or expected results

Panasonic develops its businesses by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Panasonic’s goal of introducing new products and services, but Panasonic may not be able to successfully collaborate or achieve expected synergies with its partners. Furthermore, Panasonic does not control these partners, who may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. On April 1, 2011, Panasonic made Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. its wholly-owned subsidiaries through share exchanges, respectively, and restructured its groupwide business organization on January 1, 2012. However, Panasonic may fail to fully achieve the expected results, such as promotion of rapid decision-making and maximization of group synergies.

Panasonic is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner, and at a reasonable price

Panasonic’s manufacturing operations depend on obtaining raw materials, parts and components, equipment and other supplies including services from reliable suppliers at adequate quality and quantity in a timely manner. It may be difficult for Panasonic to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the shortage or interruption of supply caused by, among other things, natural disasters, the bankruptcy of suppliers or increased industry demand. This may adversely affect the Panasonic Group’s operations. Although Panasonic decides purchase prices by contract, the prices of raw materials, including iron and steel, resin, and non-ferrous metals, and parts and components, may increase due to changes in supply and demand and the inflow of investment funds. Some components are only available from a limited number of suppliers, which also may adversely affect Panasonic’s business, operating results and financial condition.

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

Risks Related to Panasonic’s Management Plans

Panasonic is implementing a midterm management plan called “Green Transformation 2012” (GT12), announced on May 7, 2010, which runs from fiscal 2011 to fiscal 2013. Under this plan, Panasonic aims to achieve an operating profit* to sales ratio of 5% or more, sales of 10 trillion yen, ROE of 10% and CO2 emission reductions of 50 million tons (compared to level of fiscal 2006.) However, Panasonic announced on April 28, 2011 that it revised its target sales in fiscal 2013 to 9.4 trillion yen, taking into consideration further appreciation of the yen against other currencies and progress of the “Transformation Project” which Panasonic started after GT12 was announced. However, Panasonic has a major difficulty in achieving the above-mentioned targets and may not be successful in realizing the expected benefits because of various external and internal factors such as deterioration of the business environment and increased costs of business restructuring such as additional business reorganization, the impairment of fixed assets and employment adjustment in order to cope with the business environment.

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

Panasonic may fail to protect its proprietary intellectual properties, or face claims of intellectual property infringement by a third party, and may lose its intellectual property rights on key technologies or be liable for significant damages

Panasonic’s success depends on its ability to obtain intellectual property rights covering its products and product design. Patents may not be granted or may not be of sufficient scope or force to provide Panasonic with adequate protection or commercial advantage. In addition, effective copyright and trade secret protections may be unavailable or limited in some countries in which Panasonic operates. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Panasonic. The Company obtains licenses for intellectual property rights from other parties; however, such licenses may not be available on acceptable terms or at all, and the terms of such licenses may be modified unfavorably if Panasonic is found to have in the future. Litigation may also be necessary to enforce Panasonic’s intellectual property rights or to defend against intellectual property infringement claims brought against Panasonic by third parties. In such cases, Panasonic may incur significant expenses and management resources in connection with such lawsuits. Furthermore, Panasonic may be prohibited from using certain important technologies or be found liable for damages in cases of admitted violations of intellectual property rights of others.

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

Payments or compensation related to environmental regulations or issues may adversely affect Panasonic’s business, operating results and financial condition

Panasonic is subject to environmental regulations such as those relating to climate change, air pollution, water pollution, hazardous substances, waste materials, product recycling, and soil and groundwater contamination, and may be held responsible for certain related payments or compensation. Furthermore, if these regulations become stricter and an additional duty of eliminating the use of environmentally hazardous materials is imposed, or if the Company determines that it is necessary and appropriate, from the viewpoint of corporate social responsibility, to respond to environmental issues, the payment of penalties for the violation of these regulations or the payment of compensation for consolation to parties affected by such issues may adversely affect Panasonic’s business, operating results and financial condition.

Leaks of confidential information, including personal information, or trade secrets may adversely affect Panasonic’s business

In the normal course of business, Panasonic holds confidential information mainly about customers regarding credit worthiness and other information, as well as confidential information about companies and other third parties. Such information may be leaked due to an accident or other inevitable cause, and any material leakage of confidential information may result in significant expense for related lawsuits and adversely affect Panasonic’s business and image. Moreover, other than customer information, there is a risk that Panasonic’s trade secrets, such as technology information, may be leaked due to illegal conduct of external parties, mere negligence or other causes. If such is the case, Panasonic’s business, operating results and financial condition may be adversely affected.

Governmental laws and regulations may limit Panasonic’s activities, increase its operating costs or subject it to sanctions and lawsuits

Panasonic is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations, and internal control regulations. If, due to the implementation of stricter laws and regulations and stricter interpretations, Panasonic cannot comply with these laws and regulations from technical and economic perspectives, or Panasonic determines that it will not be economical to continue to comply with them, Panasonic will need to limit its activities in the affected business areas. These laws and regulations could increase Panasonic’s operating costs. In addition, in the event that governmental authorities find or determine that Panasonic has violated these laws and regulations, Panasonic could become subject to regulatory sanctions, including monetary penalties, as well as criminal sanctions or civil lawsuits for damages, and could also suffer reputational harm.

Risks Related to Disasters or Unpredictable Events

Panasonic’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Panasonic’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Panasonic also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters, such as earthquakes, tsunamis, fires, floods, including those caused by climate change, wars, terrorist attacks, computer viruses or other events occur, or Panasonic’s information system or communications network breaks down or operates improperly as a result of such events, Panasonic’s facilities and other assets may be seriously damaged, or the Company may have to stop or delay production and shipment. Panasonic may incur expenses relating to such damages. In addition, if an infectious disease, such as a new highly-pathogenic flu strain, becomes prevalent throughout the world, Panasonic’s manufacturing and sales may be materially disrupted. In addition, in the case where these natural disasters or other unpredictable events disrupt the supply chain of Panasonic including suppliers of parts or components and manufacturers to which Panasonic sells its products, the production and sales activities of Panasonic may be adversely and significantly affected due to the shortage or interruption in the supply of parts or components from such suppliers, or suspension of or decline in production activities of such manufacturers. Furthermore, if limitations on electricity use or rolling blackouts are implemented due to the shortage in the electricity supply caused by the closedown of certain nuclear power stations in the wake of the accidents at the Fukushima Daiichi Nuclear Power Station, the production at certain of Panasonic’s manufacturing plants in Japan may decline or be suspended and the production and sales activities of Panasonic may be adversely and significantly affected.

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

Some long-lived assets may not produce adequate returns

Panasonic has many long-lived assets, such as property, plant and equipment, and goodwill, that generate returns. The Company periodically reviews the recorded value of its long-lived assets to determine if the fair value will be sufficient to support the remaining recorded asset values. If these long-lived assets do not generate sufficient cash flows, impairment losses will have to be recognized, adversely affecting Panasonic’s results of operations and financial condition.

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

Financial results and condition of associated companies may adversely affect Panasonic’s operating results and financial condition

Panasonic holds equities of several associated companies. Panasonic can exercise influence over operating and financing policies of these companies. However, Panasonic does not have the right to make decisions for them since the companies operate independently. Some of these companies may record losses. If these associated companies do not generate profits, Panasonic’s business results and financial condition may be adversely affected.

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

GENERAL

The Company (Address: 1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan. Phone: +81-6-6908-1121 / Agent: Mr. Shinji Kasayama, President of Panasonic Finance (America), Inc.) was incorporated in Japan on December 15, 1935 under the laws of Japan as Matsushita Denki Sangyo Kabushiki Kaisha as the successor to an unincorporated enterprise founded in 1918 by the late Konosuke Matsushita. Mr. Matsushita led the Company with his corporate philosophy of contributing to the peace, happiness and prosperity of humankind through the supply of quality consumer electric and electronic goods. The Company’s business expanded rapidly with the recovery and growth of the Japanese economy after World War II, as it met rising demand for consumer electric and electronic products, starting with washing machines, black-and-white TVs and refrigerators. During the 1950s, the Company expanded its operations by establishing mass production and mass sales structures to meet increasing domestic demand, while also creating subsidiaries, making acquisitions and forming alliances. During the 1960s, the Company expanded its overseas businesses, and its products started obtaining worldwide recognition.

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

Also on April 1, 2003, the Company launched another joint venture company with Toshiba, upon separating their respective cathode ray tube (CRT) businesses with the exception of domestic CRT manufacturing operations. The Company formerly accounted for the investment in the new company, Matsushita Toshiba Picture Display Co., Ltd. (MTPD) and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with Financial Accounting Standards Board (FASB) Interpretation No.46 (revised December 2003), “Consolidation of Variable Interest Entities”(FIN 46R), as a result of certain restructuring activities of MTPD. As of March 31, 2006, the Company had a 64.5% equity interest in MTPD. On March 30, 2007, the Company acquired the remaining 35.5% equity interest in MTPD from Toshiba and MTPD was renamed MT Picture Display Co., Ltd.

In April 2003, the Company announced that it would position the Panasonic brand as a globally unified brand for overseas markets under the global brand slogan of “Panasonic ideas for life.” This new brand strategy conveys to customers all over the world a new image for the Company and its products, while further enhancing brand value.

In December 2003, the Company reached a basic agreement regarding a comprehensive business collaboration with its affiliate, Panasonic Electric Works Co., Ltd. (PEW), after which the Company initiated a tender offer for additional shares of PEW. As a result of the tender offer, PEW, PanaHome Corporation and their respective subsidiaries became consolidated subsidiaries of the Company in April 2004. For fiscal 2005, Panasonic and PEW integrated overlapping businesses in the area of electrical supplies, building materials and equipment, home appliances and industrial equipment, and reformed distribution channels to establish an optimized, customer-oriented operational structure. In fiscal 2006, the Company leveraged the strengths of both companies to achieve sales increases in Collaboration V-products including bathroom systems, modular kitchens and air purifiers.

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

In July 2007, each of Victor Company of Japan, Limited (JVC), a consolidated subsidiary of the Company, Kenwood Corporation (KENWOOD), and SPARX International (Hong Kong) Limited, an investment management company which belongs to a group of companies headed by SPARX Group Co., Ltd. adopted resolutions for, or affirmed, JVC’s issuance of 107,693 thousand new shares of its common stock through third party allotments, and the new shares were subscribed by KENWOOD and the several investment funds managed by SPARX International (Hong Kong) Limited. JVC issued and allocated the new shares to KENWOOD and the SPARX funds on August 10, 2007. As a result, the Company’s shareholding in JVC decreased from 52.4% to 36.8%, and JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.

In February 2008, the Company finalized a definitive agreement with Hitachi, Ltd. related to comprehensive LCD panel business alliance under which it would acquire a majority voting interest in IPS Alpha Technology, Ltd. (IPS Alpha), which was owned by Hitachi Displays, Ltd. (Hitachi Displays), once certain conditions are satisfied. As a result, IPS Alpha became a consolidated subsidiary of the Company on March 31, 2008, in accordance with FIN 46R.

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

On October 1, 2008, JVC and KENWOOD integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) through a share transfer. The Company had 24.4% of total issued shares of JVC KENWOOD HD.

On December 19, 2008, Panasonic and SANYO Electric Co., Ltd. (SANYO) entered into the capital and business alliance agreement. The Company aimed to acquire the majority of the voting rights of SANYO assuming full dilution (which takes into account conversion of Class A preferred stock and Class B preferred stock into common stock) by means of tender offer. Panasonic and SANYO formed a close alliance in business with the prospect of organizational restructurings of both companies.

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

In June 2010, Panasonic Corporation, Hitachi, Ltd. and Hitachi Displays announced that Hitachi Displays would conduct a corporate split to establish IPS Alpha Support Co., Ltd (IPS Alpha Support). IPS Alpha Support would assume Hitachi Displays’ entire shareholding of 50.02% shares of IPS Alpha. In addition, Hitachi Displays transferred 94% shares of IPS Alpha Support to Panasonic, and 6% shares to Hitachi, Ltd. As a result of these transactions, Panasonic effectively acquired 47.02% shares of IPS Alpha. Adding to its existing shareholding of 44.98%, Panasonic had an effective investment in IPS Alpha of 92%. Subsequently, IPS Alpha changed the company name to Panasonic Liquid Cristal Co., Ltd., and took over IPS Alpha Technology, Himeji, Ltd. and IPS Alpha Support in October 2010.

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

The Company restructured its Group organization into three business fields, comprising a total of nine business domains and one marketing sector on January 1, 2012.

On January 1, 2012, Panasonic absorbed PEW.

Panasonic reached a final agreement on March 5, 2012, following a basic agreement on November 15, 2011 with Innovation Network Corporation of Japan regarding the transfer of the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., a subsidiary of Panasonic, to Japan Display Inc. and executed the transfer in April 2012.

On April 1, 2012, Panasonic absorbed Panasonic Electronic Devices Co., Ltd. (PED), a wholly-owned consolidated subsidiary of Panasonic, and Panasonic Electronic Devices Japan Co., Ltd., a wholly-owned subsidiary of PED.

On June 27, 2012, Kazuhiro Tsuga became President of the Company.

CAPITAL INVESTMENT

Total capital investment amounted to 295 billion yen, 404 billion yen and 385 billion yen for fiscal 2012, 2011 and 2010, respectively. (For a reconciliation of capital investment to the most directly comparable U.S. GAAP financial measures, see “Overview—Key performance indicators” in Section A of Item 5.) In these years, the Company intended to curb capital investment in a number of business areas, in line with an increased management emphasis on cash flows and capital efficiency. The Company did, however, selectively invest for strategic business areas such as solar cell and rechargeable battery manufacturing facilities (Kasai City, Hyogo Prefecture, etc.) and facilities in Taiwan that manufacture electronic components for highly functional terminals including smart phones.

B.	Business Overview

SALES BY SEGMENT

Panasonic is engaged in the production and sales of electronic and electric products in a broad array of business areas. The Company organized its businesses into eight reportable segments: “AVC Networks,” “Appliances,” “Systems & Communications,” “Eco Solutions,” “Automotive Systems,” “Industrial Devices,” “Energy,” and “Other.” The Healthcare Company and Manufacturing Solutions Company are included in the “Other” segment. The following table sets forth the Company’s sales breakdown by reportable segment for the last three fiscal years*:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2012		2011		2010
AVC Networks	1,713	(21)	2,157	(1)	2,185
Appliances	1,534	3	1,483	16	1,274
Systems & Communications	841	(10)	938	(7)	1,004
Eco Solutions	1,526	(0)	1,527	16	1,311
Automotive Systems	653	7	612	7	574
Industrial Devices	1,405	(16)	1,671	9	1,530
Energy	615	(3)	637	87	341
Other	1,881	(18)	2,305	49	1,549
Eliminations	(2,322)	—	(2,637)	—	(2,350)

Total	7,846	(10)%	8,693	17%	7,418

*	Percentage above reflects the changes from the previous year.
*	The Company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for fiscal 2011 and 2010 have been reclassified to conform to the presentation for fiscal 2012.
*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

AVC Networks

In its digital AV networks business, Panasonic provides imaging equipment such as flat-panel TVs, AVC network equipment including Blu-ray Disc recorders, digital cameras and notebook PCs as well as projectors, in-flight entertainment systems and other business-use AV equipment. As digital AV products are increasingly commoditized, the Company is focusing on proposals that deliver clearly defined value to customers drawing on its accumulated technological capabilities and the strength of its BtoC and BtoB customer base. At the same time, Panasonic is engaged in such wide ranging activities as the creation of new cloud technology-based businesses.

For flat-panel TVs, in addition to the strong yen, the business environment in the flat-panel TV market continued to be harsh due to such factors as intense price competition and a decline in demand following the shift to digital broadcasting in Japan. Against this backdrop, Panasonic took steps to reform its manufacturing operation, placing greater emphasis on earnings as opposed to volume. As a result, unit sales fell to 17.52 million units, down around 2.5 million units year on year. Net sales also declined below 70% of the level recorded in the previous fiscal year.

For Blu-ray Disc recorders, the market in Japan has been impacted by the termination of analog broadcasting services resulting in the trend toward recording equipment digitization gathering pace. Driving the market forward, Panasonic ensured that all models within its lineup were 3D-compatible and introduced a new product equipped with the world’s first triple tuner. Through these means, the Company enjoyed an increase in unit sales while maintaining its leading market share. However, sales were unchanged compared with the previous fiscal year due to the decline in prices.

For digital cameras, despite continued growth in developing countries, demand for compact digital cameras declined due mainly to the extensive use of smart phones in developed countries and lengthening replacement cycle. Under these circumstances, Panasonic’s results mirrored the year-on-year drop in the amount of market sales that in turn reflected the steady deterioration in prices and the strong yen. Turning to its digital interchangeable lens cameras, Panasonic took concrete steps to strengthen its product lineup as well as its sales systems and structure. This included the release of LUMIX MDC-GX1, a mirrorless interchangeable lens camera. Unit sales increased 1.7 times compared with the previous year while sales on a value basis improved substantially year on year.

Results in the notebook PC market in fiscal 2012 were mixed. Despite little or no year-on-year change in value-basis sales, due primarily to the economic downturn in Europe and the U.S., the market witnessed dramatic growth in unit sales of tablet PCs and renewed activity through the release of an ultrathin notebook PC. Under these circumstances, and despite difficulties in procuring hard disks as a result of the floods in Thailand, Panasonic reported record levels of production and a year-on-year increase in sales after successfully capturing business demand in Japan and overseas.

For in-flight entertainment systems, despite the prolonged slump in the global economy, passenger demand continued to steadily recover and expand in fiscal 2012. Concerned with the impact of rising fuel prices on earnings, airline companies placed greater emphasis on fuel-efficient aircraft when renewing and upgrading their fleets. This in turn prompted an increase in demand for In-Flight Entertainment (IFE) systems. Against this backdrop, Panasonic worked closely with aircraft seat manufacturers to develop newly designed seat-integrated monitors. This formed part of the Company’s aims to release the new lighter-weight IFE system with monitors. Panasonic reported double-digit percentage growth in sales compared with the previous fiscal year retaining its top global market share.

For projectors, taking full advantage of SANYO’s engineering assets, Panasonic took steps to substantially expand its product lineup in fiscal 2012. The Company now boasts the industry’s market leading lineup of portable, short throw and high luminance projectors. At the same time, Panasonic extended its sales network to over 60 countries worldwide including SANYO’s channels. Despite these measures, overall sales declined year on year as growth in professional-use high brightness as well as home cinema models was insufficient to offset cutbacks in education budgets and other factors which drove down sales for medium luminance projectors.

Appliances

In home appliances, leveraging the latest environmental technologies, Panasonic delivers products and services that meet customer needs in the homemaking, cooking, beauty & grooming and health, cooling and heating, hot water supply, and cold chain equipment fields. Focusing on products that are attuned to the unique lifestyles of each region, the Company is accelerating its overseas business development. Panasonic also engages in the development, manufacture, and sale of fuel cell cogeneration systems, car components and devices, and motors. Together with its BtoC activities, the Company is expanding into BtoB fields. In fiscal 2012, Panasonic continued to emphasize sales growth in ECO NAVI products, which automatically save electricity depending on the mode of use. Based on increased awareness toward saving electricity among consumers in Japan, sales of the Company’s washing machines grew. Furthermore, in its established petit series of products for use in condominiums, the Company launched a countertop model of Petit Dish Washer in February 2012 and a new model of Petit Drum, a washer/dryer with slanted drum in March 2012. Panasonic is endeavoring to expand its customer base through such products. Panasonic also launched a new model of its Ene Farm home fuel cell in April 2011. This polymer electrolyte fuel cell offers the world’s highest rated generation efficiency of 40%*1 (LHV*2) and the industry’s smallest installation space*1. Acclaimed for its lower price compared with conventional models, sales have expanded dramatically. Overseas, Panasonic marketed high value-added products including air conditioners, refrigerators, and washing machines equipped with the ECO NAVI function focusing mainly on Asia and South America. The Company engaged in product development based on local lifestyle research and targeting high volume segments. Panasonic also established the Global Marketing Planning Center in Shiga Prefecture in April 2011. By coordinating lifestyle research undertaken in each region to uncover trends in demand, the Company put in place a product planning process that is more attuned to local needs. In popularly priced products especially for emerging countries, Panasonic strengthened the Company’s lineup including air conditioners with noise reduction and energy saving functions, and expanded sales channels in India. The Company also developed local models of refrigerators and washing machines in Brazil.

*1 As of February 9, 2011. Source: Panasonic

*2 The acronym for Lower heating Value

Systems & Communications

This segment is largely comprised of the system network and mobile communications businesses. In its system network activities, Panasonic is engaged in the worldwide delivery of advanced security and communication solution services. In its mobile communications business, the Company provides mobile phones incorporating cutting-edge functions, and communications infrastructure equipment.

In the system networks business, increasingly recognized as an effective disaster countermeasure, demand for cloud services grew steadily in Japan during fiscal 2012. In contrast, other developed countries and emerging regions cutback their investment activity due to factors such as the financial crisis in Europe. Against this backdrop, Panasonic recorded year-on-year double-digit percentage sales growth in business-use network cameras and home video intercom systems, reflecting heightened awareness toward the need for increasing safety and security. Overall system networks business sales, on the other hand, declined compared with the previous fiscal year, owing to the negative impact on compact MFPs caused by the sudden deterioration in market conditions in China and the downturn in demand for handy terminals as customers in Japan curtailed their investment activities following the earthquake disaster. Bringing new products to market, Panasonic released the BizPad tablet terminal for business use in December 2011. Under the Company’s new organizational structure, this model harnesses the combined R&D capabilities of the Systems Networks Company and Panasonic Mobile Communications Co., Ltd. Designed for heavy duty use while offering extended operations at reduced cost, this product is receiving wide acclaim.

In the mobile communications business, sales of smartphone units in Japan exceeded that of feature phones (conventional mobile phones), accounting for more than half of the total demand in fiscal 2012. At the same time, the market continued to polarize between large-screen, high performance smartphones and lower priced feature phones. Under these circumstances, Panasonic commenced sales of smartphones in fiscal 2012. In the domestic market, the Company released eight models including “My First Smartphone” distinguished by its stylish design and easy-to-use large screen, in conjunction with NTT DOCOMO and Softbank Mobile. In terms of low-priced feature phones, the Company continued to enjoy strong sales of the simple and easy-to-use P-07B model, which was released in the previous year. Reflecting the drastic shift toward smartphones, the feature phone market has contracted substantially. As a result, overall sales in the mobile communications business were down year on year. Looking ahead, Panasonic will increasingly channel management resources into the smartphone field in an effort to expand its market share.

Eco Solutions

Panasonic’s Eco Solutions Company is comprised of four business groups. With lamps, devices, and equipment at its core, the lighting business engages in the development of products that conserve energy and contribute to comfortable and bright work spaces. The energy systems business is active in a wide range of fields from wiring equipment and distribution panelboards to energy management products. The housing systems business provides comprehensive home and building product, and material solutions. And, the environmental systems business delivers air quality appliances and solutions to promote a clean environment. As a growth engine, the Eco Solutions Company links a robust lineup of products to provide comprehensive solutions.

In lighting business, Panasonic upgraded and expanded its LED light bulb lineup while stepping up the joint development of LED lighting fixture products. The Company acquired large-scale orders for its LED lighting fixtures. In addition to the construction of Tokyo Sky Tree, Panasonic LED lighting fixtures were adopted by the Nakanoshima Festival Tower in Osaka. As a result, the Company more than doubled its LED lighting sales compared with the previous fiscal year. Overseas, Panasonic established sales channels in such prioritized markets as Asia and Latin America for its ball-type fluorescent lamps that offer outstanding energy savings. Turning to Europe and the U.S., Panasonic increased sales of LED modules to lighting fixture manufacturers.

In energy systems business, the Company was successful in bolstering its sales and manufacturing capabilities in India, China, and Indonesia, countries that continue to exhibit high rates of market expansion. In Japan, Panasonic recorded a year-on-year double-digit percentage increase in sales of condominium intercom systems.

In housing systems business, in addition to withdrawing from unprofitable businesses and implementing such structural reforms as overseas operating site consolidation, Panasonic undertook the following initiatives in fiscal 2012 to expand earnings. First, the Company released new popularly priced flooring material and modular kitchen system products. This was supported by the use of Panasonic’s fully automatic self-cleaning A La Uno S toilet by major restaurant chains, which helped boost sales.

In environmental systems business, sales of DC motor ceiling mounted ventilation fans approximately tripled compared with the previous fiscal year. Results in bathroom heater / dryer / ventilation systems with a sauna-like mist function and energy saving dehumidifiers were also up by a significant margin year on year. Overseas, results were also up in air purifiers and pumps in China and Indonesia, respectively.

Automotive Systems

Panasonic operates in wide-ranging fields, from car navigation systems through camera systems that support safe driving to such key devices as engine control units and batteries for eco-cars. Amid growing interest in more comfortable, more environmentally-conscious, and safer vehicles, the Company is engaging in the development of new products and putting forward proposals while contributing to the creation of a new motoring society through electronics.

In the automotive electronics business, despite the negative impacts on production of the Great East Japan Earthquake and the flooding in Thailand, new car sales in Japan registered a substantial recovery in the second half of fiscal 2012. This contributed to a return to growth for the first time in two years. Overseas, new car sales declined across developed countries with the exception of North America. Rates of growth in emerging countries such as China, Brazil, and India also slowed despite continuing economic growth in those countries. In overall terms, however, global trends were generally firm. Under these circumstances, the Company’s products for environmentally-conscious vehicles performed well. As a result, overall sales in automotive electronics were up year on year.

Industrial Devices

Panasonic’s industrial devices business covers a wide range of products such as electronic components, electronic materials, semiconductors, and optical devices. Drawing on a level of proprietary technology rarely found anywhere else in the world, the Company generates added value that a single product business would find difficult to realize. Positioning industrial devices in each of the mobile, eco-car, and environmental infrastructure markets at the heart of its segment activities, Panasonic works to create new businesses and products.

In electronic components and electronic materials businesses, results in Pyrolytic Graphite Sheets (PGSs), an extremely thin high thermal conductivity component, were particularly strong in Fiscal 2012. Applied as a smart phone heat dissipation component, sales nearly doubled year on year. In the field of eco-cars, Panasonic’s products fared well. Acclaimed for ensuring the stable supply of power to motors, sales of film capacitors grew steadily reinforcing the Company’s global market dominance. Buoyed by the integrity of its proprietary technology and proven track record, Panasonic also experienced strong growth in orders in electric vehicle relays. Moreover, the Company increased sales of its multi-layer circuit board material MEGTRON series. Balancing the needs for high-speed transmission and heat resistance, the MEGTRON series is used extensively in communication network equipment.

In the semiconductor business, Panasonic is promoting innovation and change by shifting away from mainstay system LSIs for digital AV products to sensors and power semiconductors, which continue to exhibit high-growth potential. In medical-use camera image sensors, Panasonic maintains a high market share in fiscal 2012. Products that are distinguished by their unparalleled color reproduction are contributing to sophistication in the medical field. The Company also boasts a strong position in Japan in power semiconductors through its IPDs* that reduce the size and improve the power consumption of devices.

* Intelligent Power Device (IPD): a semiconductor device that helps to improve energy efficiency by combining power devices with control circuits to reduce size and switching loss.

Energy

In projecting an increase in global demand due to growing environmental concerns, Panasonic is developing a broad energy-based business including solar photovoltaic systems and lithium-ion batteries where use is also expanding from consumer to storage, in-car, and other fields. The Company is also pursuing worldwide growth through such products as the EVOLTA dry alkaline battery, which boasts long-lasting performance, and lead-acid storage batteries.

In solar photovoltaic systems business, Panasonic worked to increase sales of its Heterojunction with Intrinsic Thin layer (HIT) photovoltaic modules that boast the industry’s highest level energy density* through its diverse sales channels in Japan. In addition to the three major European markets of Germany, Italy, and France, the Company promoted overseas sales in Belgium and the U.K. where residential use is particularly strong.

* Efficiency per kW in solar power generation systems.

In lithium-ion batteries business, Panasonic is working diligently to further enhance its competitiveness. Construction of a new facility at the Company’s Suzhou factory in China is ongoing with a view to bolstering Panasonic’s integrated lithium-ion battery production system. Business is expanding steadily in in-car lithium-ion batteries. In addition to the supply of lithium-ion batteries for Toyota Motor Corporation’s Prius Plug-in Hybrid vehicle, U.S,-based Ford Motor Company has decided to adopt the Company’s products in four of its hybrid and plug-in hybrid models. Panasonic has also entered into an agreement to supply lithium-ion battery cells for use in Tesla Motors’ electric vehicles. Panasonic is increasing its prismatic- and pouch-type lithium-ion battery production capacity for slim line PCs , which continue to exhibit dramatic market growth. In particular, sales of its pouch-type lithium-ion batteries surpassed levels recorded in the previous fiscal year on the back of increased production for tablet PCs that began from fiscal 2012.

In dry batteries business, utilizing an innovative manufacturing process to prevent leakage, the Company also released a new EVOLTA battery in April 2011. Amid the ongoing shift overseas from manganese to alkaline dry batteries, Panasonic commenced the production of EVOLTA batteries at its Thailand plant in March 2011 and extended the sales over around 60 countries worldwide.

Other

This segment includes Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

Healthcare Company

Panasonic provides a variety of healthcare-related products and services primarily in the fields of “In-Hospital Work Assistance,” “Home Healthcare,” and “Early Diagnosis and Treatment.” Put simply, the Company is working to deliver healthcare that is affordable to more people. Its success in this endeavor will help the global community to lead an enriched and healthy life. Sales increased in high-precision next-generation blood glucose monitoring systems, while being introduced to various overseas markets including Europe. In ultrasound diagnostic systems, Panasonic commenced sales of proprietary brands in North America and Japan from fiscal 2012, in addition to its existing OEM supply activities. On the other hand, Healthcare Company withdrew from the devices business including fluid dynamic bearing motors and the AV business.

Manufacturing Solutions Company

Panasonic provides a high operating rate and reliable manufacturing systems for electronic component mounting, welding, and other equipment. In addition to facility systems, the Company focuses on comprehensive solutions businesses. This entails putting forward total solutions that incorporate related materials and software. Panasonic cultivated customers in growth fields, securing orders for electronic component mounting equipment from the smart phone industry, where demand remained steady. At the same time, the Company strengthened its Next Production Modular (NPM) product lineup. Panasonic commenced sales of the RX series of inverter controlled arc welding equipment that offer outstanding energy-saving performance in May 2011. Panasonic also focused on expanding sales of its high-performance welding robot Active TAWERS.

PanaHome Corporation

As the housing company of the Panasonic Group which is striving to become the No. 1 Green Innovation Company in the Electronics Industry, PanaHome focuses mainly on delivering ‘eco ideas’ homes through each of its detached housing, asset and property management, and home remodeling businesses. PanaHome launched CASART TERRA, a zero carbon footprint house, in October 2011. PanaHome also released EL MAISON FICASA, rental apartments with outstanding environmental performance, in April 2011. PanaHome has commenced steps to promote its own PanaHome Smart City concept. With the CASART TERRA ‘eco ideas’ home at its core, a variety of measures have been introduced including landscape architecture that helps retain asset values over the long term, and security systems that deliver safety and security. Utilizing these measures, plans are in place to promote urban development nationwide.

MARKETING CHANNELS

The table below shows a breakdown of Panasonic’s net sales by geographical area for the periods indicated*:

	Yen (billions) (%)
	Fiscal year ended March 31,
	2012		2011		2010
Japan	4,162	53%	4,514	52%	3,994	54%
North and South America	966	12	1,071	12	918	12
Europe	744	10	857	10	771	11
Asia and Others	1,974	25	2,251	26	1,735	23

Total	7,846	100%	8,693	100%	7,418	100%

*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

Sales and Distribution in Japan and overseas

In Japan, Panasonic’s products are sold through several sales channels, each established according to the type of products or customers: Sales of consumer products developed and manufactured mainly by AVC Networks Company and Appliances Company are handled or coordinated by Global Consumer Marketing Sector. Global Consumer Marketing Sector was established in January 2012 and has responsibility in marketing, sales and service of consumer products worldwide. The Company has strengthened its marketing to distribute products meeting customers’ needs in each region in the world. For other products, there are also departments under the direct control of business domain companies that conduct sales and marketing of their own products, mostly to non-consumer customers, such as industrial and business corporations, public institutions, construction companies and governments through their sales offices and subsidiaries or through outside agencies.

International marketing and sales of Panasonic’s products are handled mainly through its sales subsidiaries and affiliates located in respective countries or regions in coordination with business domain companies and regional management headquarters. In some countries, however, marketing and sales are handled through independent agents or distributors, depending on regional characteristics. Additionally, certain products are also sold on an OEM basis and marketed under the brand names of third parties.

Overseas sales represented approximately 47% of the Company’s total consolidated sales in fiscal 2012.

Overseas operations are expected to serve as a growth engine for the entire Panasonic Group. Panasonic will therefore further strengthen ties between manufacturing companies in various regions and business domain companies. Panasonic will also identify strategic products and sales channels for each region and country, and effectively allocate management resources in order to achieve further progress and strengthen management structure. In addition to markets in Europe and the United States, Panasonic views the emerging markets, such as China, India and Brazil, as a key to success overseas. For emerging markets, Panasonic strengthen lifestyle research and also rationalize logistics cost, sharing marketing expertise across the regions to reduce cost of products for high-volume segments.

Customers

The largest markets for Panasonic have traditionally been consumer products. However, since the 1980s, the proportion of sales to non-consumer customers, such as industrial and business corporations, governments and other institutions, including large customers such as electric and electronic equipment manufacturers, automotive manufacturers and various other machinery makers, has been rising as Panasonic places increasing emphasis on industrial and commercial products and systems and electronic components. Recently, in sales, the Solutions Business Field is growing and catching up with the Consumer Business Field. Panasonic’s business is not materially dependent on any single customer.

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

In an attempt to improve operational efficiency and to reduce parts and materials costs, Panasonic has been increasing centralized purchasing at its headquarters for materials commonly used in many product divisions throughout Panasonic, such as steel, plastics, semiconductors and electronic components, while at the same time accelerating the initiatives to standardize parts and grade unification of steel and resin. Such efforts are coordinated by the Global Sourcing Group established in April 2003. At the business domain company level, an increasing focus has been put on centralized purchasing for parts and materials commonly used in factories within each business domain company.

To minimize the adverse effects of global price increase of raw materials, Panasonic further strengthened materials cost reduction initiatives including a reduction in the number of parts through the standardization of design, use of “Value Engineering” techniques, and additional cost reduction activities covering indirect materials.

Due to an increasing global awareness of CSR values, the Company recently decided to extend its commitment to social responsibility by requiring its suppliers to monitor conflict metal provision, in addition to ongoing activities such as maintaining environmental preservations, quality, safety, information security management, human rights and comply with the related laws and regulations.

Panasonic published the Green Procurement Standards (Ver. 1) in March 1999, and now favor procurement from suppliers who are proactive in reducing their environmental impact.

In the new Green Procurement Standards (Ver. 6), Panasonic request that our suppliers establish an environmental management system and ensure comprehensive chemical substance management as well as expedite the reduction of greenhouse gas (GHG) emissions, resource recycling and conservation of biodiversity. Being aware of the need to spread these initiatives across our supply chain, we have been asking our suppliers to encourage upstream suppliers to reduce their environmental impact.

Panasonic plans to contribute to global environment conservation with our suppliers by promoting eco-conscious procurement activities based on our revised Green Procurement Standards.

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

For example, Panasonic’s patents related to MPEG2 technology, which is widely used in digital TVs, are licensed to other companies through MPEG LA LLC. Patents which are essential to DVD technology are licensed as a part of the joint licensing program operated by seven Japanese, U.S. and Korean companies. Patents which are essential to CD technology, DVD technology and BD technology and are used in BD products are licensed as a part of the joint licensing program operated by fifteen Japanese, U.S., European and Taiwanese companies. Furthermore, the Company’s patents relating to CD technology are licensed to many manufacturers. Further, Panasonic has non-exclusive cross-license agreements with Samsung Electronics Co., Ltd. for semiconductor technology, with Sharp Corporation for mobile phone technology and Hitachi Consumer Electronics Co., Ltd. for digital television technology.

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

To comply with recycling laws both in Japan and other countries/regions, Panasonic has been actively taking measures. The Company established an efficient system to collect and recycle used home appliances, namely, air conditioners, CRT TVs, flat-panel TVs, refrigerators, washing machines and clothes dryers in compliance with the Law for Recycling of Specified Kinds of Home Appliances in Japan effective April 1, 2001. As one of its measures to contribute to the establishment of a recycling-oriented society, the Company established recycling plants including Panasonic Eco Technology Center Co., Ltd. not only to dismantle used products, but also to promote research and development of recycling technologies. In Europe, various national laws based on the Waste Electrical and Electronic Equipment (WEEE) Directive designed to promote recycling came into force in the Member States sequentially after August 2005. Preparing for mandatory recycling under the WEEE Directive, Panasonic established Ecology Net Europe GmbH (ENE) in Germany in April 2005. The Company promotes construction of networks connecting manufacturers, recycling companies and hauling companies through ENE. Additionally, Panasonic Corporation of North America, a regional company in the U.S., has established a new electronic product recycling management company, Electronics Manufacturers Recycling Management Company, LLC (MRM) with other manufacturers to satisfy requirements enacted in July 2007 in the state of Minnesota. Although MRM’s initial focus was to collect products in Minnesota, the scope of operation is expanding its activities to other states. Through these activities, Panasonic is carrying out its compliance programs not only to meet the requirements demanded by legislation, but also to establish its own efficient recycling systems that will lead to environmental contribution to society and enhancement of its competitive edge.

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

To deal with climate change issues, various kinds of measures, especially those for energy efficiency of products, are being taken worldwide. In Japan, the Energy Conservation Law was revised in 1998, and the Top-runner standard was introduced, which aims to continuously increase products’ energy efficiency performance on an industry-wide basis. As a target value for a goal year, the Program uses a value of the product with the highest energy consumption efficiency on the market during the standard establishment process. The scopes of covered products are expanding, and standards become more stringent as necessary. Many other countries/regions also have regulations for energy conservation improvement (energy-saving standards and labeling systems) for home appliances and AV/IT products. Panasonic takes a proactive measure to comply with these requirements, and further promotes development of energy-saving products. Also, Panasonic is promoting its initiatives for regulations relevant to chemical substances management. In Europe, the RoHS Directive, which bans the sales of electrical and electronic equipment using six specified hazardous substances from the EU market, was issued in February 2003. The Company completed initiatives for the non-use of the abovementioned six specified hazardous substances in its covered products by the end of October 2005, in order to reduce possible contamination by these substances after products are disposed of. Furthermore, enhancement of requirements was incorporated with time in response to amendments to exemptions in September 2010 and law amendment in July 2011. Additionally, the REACH regulation came into force in June 2007. The REACH requires all chemicals of one ton or more that are manufactured in or imported into the European Union each year to be evaluated for health and safety impact, registration with the European Chemical Agency (ECHA), and sharing of information and notification thereof to the ECHA regarding content of ECHA-specified substances of very high concern in products. Laws and regulations similar to the EU RoHS Directive are implemented in Japan, South Korea, China, Turkey, Ukraine and some states in the U.S. such as California. In the Act on the Promotion of Effective Resource Utilization of Resources in Japan, the Administration on the Control of Pollution Caused by Electronic Information Products in China, Turkey RoHS and the Ukraine RoHS technical regulation, manufacturers and importers are required to disclose information on the chemical substances targeted in the EU RoHS contained in specific products through label application and indication in instruction manuals. Panasonic is carrying out its compliance programs to meet the requirements of relevant regulations.

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

In order to maintain production, sales and service activities effectively in broad business areas as a comprehensive electronics manufacturer, Panasonic has been operating under a decentralized divisional management structure with substantial delegation of authority to divisional companies and subsidiaries, with the headquarters focusing on Groupwide strategic functions. In January 2003, Panasonic introduced new Group management control systems from April 1, 2003. Under this new structure, each business domain company, either an internal divisional company of the parent company or a subsidiary, takes full responsibility in its own business area, thereby establishing an autonomous management structure that expedites self-completive business operations to accelerate growth. In January 2011, JVC KENWOOD HD and its consolidated subsidiaries ceased to be an associated company of Panasonic under the equity method. On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries of Panasonic with the aim of speeding up synergy generation and maximizing it. In addition, Panasonic integrated the operations of System Networks Company and Panasonic Mobile Communications Co., Ltd. In line with this integration, the Company dissolved System Networks Company to establish Systems & Communications Company. Panasonic intends to achieve further growth in the BtoB systems business field, in which visual, communication and IT systems are being integrated.

On January 1, 2012, placing customers’ perspectives in the center, the Panasonic Group was reorganized into three business fields by business model: Consumer, Components & Devices and Solutions. In these three business fields, nine internal companies called “business domain companies” and a marketing sector was established. Panasonic builds an optimum business model for each business field and aims to optimize synergies among the group companies. In this new organization, each domain company has more responsibility for its management and the Company strengthen comprehensive solution business across all domain companies.

The head offices of Panasonic, PEW and SANYO, and six corporate regional management divisions were consolidated to form a smaller global and group head office. The new global and group head office consists of a global head office and five regional management headquarters: China and Northeast Asia; North America; Latin America; Asia, Oceania, Middle East and Africa; and Europe and CIS. It has pursued lean, speedy and global business operations.

Panasonic’s consolidated financial statements as of March 31, 2012 comprise the accounts of 579 consolidated companies, with 103 associated companies under the equity method.

Business domain companies and principal subsidiaries as of March 31, 2012 are as listed below:

(1)	Business domain companies of Panasonic Corporation:

Name of business domain company
AVC Networks Company
Appliances Company
Systems & Communications Company
Eco Solutions Company
Automotive Systems Company
Industrial Devices Company
Energy Company
Healthcare Company
Manufacturing Solutions Company

(2)	Principal domestic subsidiaries:

Name of company	Percentage owned
SANYO Electric Co., Ltd.	100.0%
Panasonic Liquid Crystal Display Co., Ltd.	92.0
Panasonic Plasma Display Co., Ltd.	75.0
Panasonic System Networks Co., Ltd.	100.0
PanaHome Corporation	54.5
Panasonic Electronic Devices Co., Ltd.	100.0
Panasonic Mobile Communications Co., Ltd.	100.0
Panasonic Factory Solutions Co., Ltd.	100.0
Panasonic Ecology Systems Co., Ltd.	100.0
Panasonic Healthcare Co., Ltd.	100.0

Notes:	1.	On April 1, 2011, Panasonic conducted share exchanges in order to make Panasonic a wholly-owning parent company, and its subsidiaries PEW and SANYO its wholly-owned subsidiaries. Therefore, both PEW and SANYO became wholly-owned subsidiaries of the Company. The Company absorbed PEW on January 1, 2012.
	2.	The Company absorbed Panasonic Electronic Devices Co., Ltd. on April 1, 2012.

(3)	Principal overseas subsidiaries:

Name of company	Country of incorporation	Percentage owned
Panasonic Corporation of North America	U.S.A.	100.0%
Panasonic Avionics Corporation	U.S.A.	100.0
Panasonic do Brasil Limitada	Brazil	100.0
Panasonic Europe Ltd.	U.K.	100.0
Panasonic AVC Networks Czech, s.r.o.	Czech Republic	100.0
Panasonic Asia Pacific Pte. Ltd.	Singapore	100.0
Panasonic India Pvt. Ltd.	India	100.0
Panasonic Taiwan Co., Ltd.	Taiwan	69.8
Panasonic Corporation of China	China	100.0
Panasonic Appliances Air-Conditioning (Guangzhou) Co., Ltd.	China	67.8

Note:	On January 1, 2012, Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd. changed the company name to Panasonic Appliances Air-Conditioning (Guangzhou) Co., Ltd.

D.	Property, Plants and Equipment

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

Substantially all of facilities are fully owned by the Company and its subsidiaries. The following table sets forth information as of March 31, 2012 with respect to Panasonic-owned principal facilities:

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(The Company)
Kadoma Plant, Osaka	2,440	Video and audio equipment
Kobe Plant, Hyogo	842	Information equipment and cooking appliances
Kusatsu Plant, Shiga	3,577	Room air-conditions and refrigerators
Hikone Plant, Shiga	972	Personal-care equipment and Healthcare equipment
Takatsuki Plant, Osaka	1,785	Electric lamps
Niigata Plant, Niigata	646	Electric lamps
Tsu Plant, Mie	1,080	Wiring devices and Security equipment
Nagaoka Plant, Kyoto	969	Semiconductors
Arai Plant, Niigata	1,115	Semiconductors
Uozu Plant, Toyama	1,527	Semiconductors
Tonami Plant, Toyama	1,512	Semiconductors
Ise Plant, Mie	651	Automation controls
Osaka Plant, Osaka	1,411	Batteries
Suminoe Plant, Osaka	1,030	Batteries
Device Module Development Center, Kyoto	208	Research and development functions
Energy Conversion System Development Center etc., Osaka	804	Research and development functions
Production Engineering Laboratory etc., Osaka	1,077	Research and development functions
Advanced Technology Research Laboratories, Kyoto	243	Research and development functions
Branch Office and Sales Office, Osaka	2,471	Sales functions
Management department of Eco Solutions Company, Osaka	4,783	Corporate administration
Head Office etc., Osaka	3,822	Corporate administration, employee housing and welfare facilities

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(Domestic subsidiaries)
Panasonic Plasma Display Co., Ltd., Hyogo	7,559	Plasma TVs and TV modules
Panasonic Liquid Crystal Display Co., Ltd., Hyogo	4,431	LCD panels
Panasonic Mobile Communications Co., Ltd., Kanagawa	2,322	Mobile communications and communications network-related equipment
Panasonic System Networks Co., Ltd., Fukuoka	1,432	Surveillance and security cameras, settlement and verification terminals, IP-related equipment
Panasonic Ecology Systems Co., Ltd., Aichi	1,480	Ventilation and air-conditioning equipment and air purifiers
Panasonic Electronic Devices Co., Ltd., Osaka	3,210	Components
Panasonic Electronic Devices Japan Co., Ltd., Osaka	3,095	Components
SANYO Electric Co., Ltd., Osaka	17,488	Solar photovoltaic systems, rechargeable batteries, electronic components and commercial-use freezers and refrigerators
Panasonic Healthcare Co., Ltd., Ehime	2,760	Healthcare equipment
Panasonic Factory Solutions Co., Ltd., Osaka	619	Electronic-components-mounting machines and industrial robot
Panasonic Welding Systems Co., Ltd., Osaka	372	Welding equipment
PanaHome Corporation, Osaka	4,245	Detached housing and rental apartment housing
Panasonic Consumer Marketing Co., Ltd., Osaka	7	Sales functions

Name and Principal Location	Floor Space (thousands of square feet)	Principal Products Manufactured or Functions
(Overseas subsidiaries)
Panasonic Corporation of North America, U.S.A.	1,661	Manufacture and sales, with regional headquarters functions
Panasonic Avionics Corporation, U.S.A.	—	Airplane AV systems
Panasonic do Brasil Limitada, Brazil	642	Manufacture and sales functions
Panasonic AVC Networks Czech, s.r.o., Czech Republic	838	Plasma and LCD TVs
Panasonic Marketing Europe G.m.b.H., Germany	493	Sales functions
Panasonic Semiconductor Asia Pte. Ltd., Singapore	462	Semiconductors
P.T. Sanyo Jaya Components Indonesia., Indonesia	334	Digital Cameras and Components
Panasonic Taiwan Co., Ltd., Taiwan	1,462	Manufacture and sales functions
Panasonic Wanbao Appliances Compressor (Guangzhou) Co., Ltd., China	1,181	Compressors
Panasonic Appliances Air-Conditioning (Guangzhou) Co., Ltd., China	1,102	Air-conditioning equipment
Panasonic Semiconductor (Suzhou) Co., Ltd., China	475	Semiconductors
Sanyo Energy (Suzhou) Co., Ltd., China	580	Batteries
Panasonic Corporation of China, China	—	Sales with regional headquarters functions

In addition to the Panasonic-owned facilities, as of March 31, 2012, the Company and its subsidiaries shown in above table leased approximately 11.3 million square feet of floor space from third parties, most of which was for sales office space.

Substantially all of Panasonic’s properties are free of material encumbrances and Panasonic believes such properties are in adequate condition for their purposes and suitably utilized. During fiscal 2012, there was no material problem, regarding both the productive capacity and the extent of utilization of Panasonic’s properties.

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

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2012 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

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

On July 29, 2010, Panasonic, PEW and SANYO announced that they resolved to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO in order to make them wholly-owned subsidiaries of Panasonic by way of tender offers and, thereafter, share exchanges. On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries of Panasonic. Accordingly, the “SANYO” brand was unified to “Panasonic” with exceptions in some regions and products, and the corporate brands became “Panasonic” and “PanaHome.”

Panasonic changed the Group organizational structure in January 2012. The Company reorganized its business into three business fields: “Consumer,” “Components & Devices” and “Solutions,” comprising a total of nine internal companies called “business domain companies,” and one marketing sector (Global Consumer Marketing Sector.) The business domain companies are: AVC Networks Company, Appliances Company, Systems & Communications Company, Eco Solutions Company, Automotive Systems Company, Industrial Devices Company, Energy Company, Healthcare Company, and Manufacturing Solutions Company. The Global Consumer Marketing Sector supports the marketing functions of AVC Networks Company and Appliances Company. As the result of the reorganization, the number of reportable segments are changed from six to eight: “AVC Networks,” “Appliances,” “Systems & Communications,” “Eco Solutions,” “Automotive Systems,” “Industrial Devices,” “Energy,” and “Other.” The “Healthcare Company” and “Manufacturing Solutions Company” are included in the “Other” segment. “AVC Networks” provides imaging equipment such as flat-panel TVs, AVC network equipment including Blu-ray Disc recorders, digital cameras and notebook PCs as well as projectors, in-flight entertainment systems and other business-use AV equipment; “Appliances” delivers products and services that meet customer needs in the homemaking, cooking, beauty and grooming and health, cooling and heating, hot water supply, and cold chain equipment fields; “Systems & Communications” is comprised of the system network and mobile communications businesses; “Eco Solutions” is comprised of four business groups, which are the lighting business, the energy systems business, the housing systems business, and the environmental systems business; “Automotive Systems” operates in wide-ranging fields, from car navigation systems to camera systems that support safe driving to such key devices as engine control units and batteries for eco-cars; “Industrial Devices” covers a wide range of products such as electronic components, electronic materials, semiconductors, and optical devices; “Energy” develops a broad energy-based business including solar photovoltaic systems and lithium-ion batteries where use is also expanding from consumer to storage, in-car, and other fields; and “Other” provides a variety of healthcare-related products and services, manufacturing systems for electronic component mounting, detached housing, asset and property management, and home remodeling businesses.

Economic environment

As for the Japanese economy, in the year ended March 31, 2010, due to the various economic stimulus programs such as the government’s ‘eco-point’ system, the Japanese economy regained strength and returned to recovery from the previous year. In the year ended March 31, 2011, the domestic market continued to be strong until November 2010 due to a last minute rush before the revision of the ‘eco-point’ system. However, in addition to sluggish demand since December, the devastation brought by the Great East Japan Earthquake on March 11, 2011 significantly impacted the world economy and fiscal 2011 ended without there being a visible road to recovery. In the year ended March 31, 2012, sales in the Japanese consumer electronics industry declined from the last fiscal year when there was rush demand as a result of the ‘eco-point’ system. Although there were signs of recovery with the normalization of the supply chain, which had been disrupted by the Great East Japan Earthquake, the Japanese economy as a whole was still severely affected by the shortage in electricity distribution after the disaster, the global economic slowdown, appreciation of the yen, and declining stock prices.

As for the overseas economy, in the year ended March 31, 2010, despite a visible market recovery in some regions such as China and Asia, the industry in general was unable to overcome the impact of the global recession. Due to these circumstances, the market structure underwent rapid change especially in terms of demand shifts to emerging markets and lower-priced products, along with the expansion of environment and energy related markets. In the year ended March 31, 2011, while the growth in Europe and U.S. remained sluggish, the industry as a whole was steady, driven by the emerging countries like China and India. In the year ended March 31, 2012, business conditions deteriorated globally due to multiple factors, such as the disruption of supply chains affected by the flooding in Thailand and the economic turmoil triggered by the European financial crisis.

Condition of foreign currency exchange rates and Panasonic’s policy

Foreign currency exchange rates fluctuated during the three-year period ended March 31, 2012. In the year ended March 31, 2010, there continued a sharp increase in the Japanese yen against the major currencies such as the U.S. dollar and euro. In the year ended March 31, 2011 and 2012, there was also an increasing appreciation of the yen. In order to alleviate the effects of currency-related transaction risks, Panasonic has traditionally used several currency risk hedging methods, such as forward foreign-exchange contracts and currency options contracts with leading banks. Panasonic has also increased matching of export and import exchange contracts. As a basic countermeasure against currency exchange risk, the Company has been strengthening production operations outside Japan to meet overseas demand, while reducing dependence on exports from Japan. The Company does not have any material unhedged monetary assets, liabilities or commitments denominated in currencies other than the individual operations’ functional currencies.

Summary of operations

Panasonic’s consolidated sales and earnings results during the last three fiscal years, reflecting the aforementioned external and internal conditions, can be summarized as follows:

In fiscal 2012, net sales amounted to 7,846 billion yen, down 10% from the previous year, due mainly to the Great East Japan Earthquake and the flooding in Thailand as well as a sales decrease in digital AV products. Income (loss) before income taxes turned to a loss of 813 billion yen from a profit of 179 billion yen due mainly to incurring business restructuring expenses such as early retirement charges and impairment losses of goodwill and fixed assets, as other deductions. Overall sales price declines and the appreciation of the yen, in addition to a sales decrease affected by the Great East Japan Earthquake and the flooding in Thailand also contributed to the loss, despite streamlining efforts for raw materials and fixed cost reductions. Net income (loss) attributable to Panasonic Corporation turned to a loss of 772 billion yen from a profit of 74 billion yen in fiscal 2011 which is partially affected by 26 billion yen for an adjustment to deferred tax assets and liabilities for changes in Japanese corporate tax rates as a provision for income taxes, in addition to the above.

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

Key performance indicators

The following performance measures that Panasonic believes are key indicators of its business results for the last three fiscal years.

	Yen (billions) (%)
	Fiscal year ended March 31,
	2012	2011	2010
Net sales	7,846	8,693	7,418
Income (loss) before income taxes to net sales ratio	(10.4)%	2.1%	(0.4)%
Research and development costs to net sales ratio	6.6%	6.1%	6.4%
Total assets	6,601	7,823	8,358
Total Panasonic Corporation shareholders’ equity	1,930	2,559	2,792
Total Panasonic Corporation shareholders’ equity to total assets ratio	29.2%	32.7%	33.4%
Return on equity	(34.4)%	2.8%	(3.7)%
Capital investment	295	404	385
Free cash flow	(340)	266	199

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

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment:

	Yen (billions)
	Fiscal year ended March 31,
	2012	2011	2010
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	456	421	376
Effects of timing difference between acquisition dates and payment dates	(161)	(17)	9

Capital investment	295	404	385

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

The following table shows a reconciliation of free cash flow to net cash provided (used in) by operating activities:

	Yen (billions)
	Fiscal year ended March 31,
	2012	2011	2010
Net cash provided by (used in) operating activities	(37)	469	522
Net cash used in investing activities	(303)	(203)	(323)

Free cash flow	(340)	266	199

Details of Panasonic’s consolidated sales and earnings results were as follows:

Year ended March 31, 2012 compared with 2011

(1)	Sales

Consolidated group sales for fiscal 2012 amounted to 7,846 billion yen, down 10% from 8,693 billion yen in the previous fiscal year.

In fiscal 2012, business conditions deteriorated in Japan and overseas due to multiple factors, such as concern surrounding shortages in the electric supply caused by the Great East Japan Earthquake, the disruptions in supply chains affected by the flooding in Thailand, the economic turmoil triggered by the European financial crisis, and the historically high yen.

Under such business circumstances, as the second year of the three-year midterm management plan called “Green Transformation 2012 (GT12),” Panasonic implemented various measures. In particular, the Company worked towards changing its business structure on the basis of paradigm shift to growth as follows:

1) from existing businesses to new businesses such as energy

2) from Japan-oriented to globally-oriented

3) from individual product-oriented to solutions and systems business-oriented

The positive results have started showing in some regions and businesses with sales increases in products, such as air conditioners and refrigerators that meet local needs in India and Brazil, and “HIT” brand solar cells by maximizing Panasonic Group sales channels in Japan.

On the other hand, operating results in the flat-panel TV and semiconductor businesses worsened significantly due to factors, such as the aforementioned severe business conditions, intense price competition and a decline in demand following the shift to digital broadcasting in Japan. Following the management decision to address the negative factors impacting on the future profitability, the Company implemented radical restructuring initiatives, including the consolidation of manufacturing sites of those unprofitable businesses.

In January 2012, the Company conducted the group reorganization as scheduled and started a new organization, which consists of nine business domain companies: “AVC Networks Company,” “Appliances Company,” “Systems & Communications Company,” “Eco Solutions Company,” “Automotive Systems Company,” “Industrial Devices Company,” “Energy Company,” “Healthcare Company,” “Manufacturing Solutions Company,” and one marketing sector: “Global Consumer Marketing Sector.”

With this reorganization, the Company has laid out the framework to utilize the full advantages of the Panasonic Group in order to establish the foundations for it to become a Green Innovation Company. In order to realize this objective, the Company established its new business structure, which enables it to strengthen a more direct relationship with consumers globally, promote comprehensive solutions, and maximize synergies in each business as well as eliminating its overlapping businesses.

(2)	Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2012, cost of sales amounted to 5,865 billion yen, down 525 billion yen from the previous year, and selling, general and administrative expenses amounted to 1,938 billion yen, down 60 billion yen from the previous year. These results are due mainly to the effects of sales decreases.

(3)	Interest Income, Dividends Received and Other Income

In fiscal 2012, interest income increased by 2 billion yen to 13 billion yen, and dividends received decreased by 0.2 billion yen to 6 billion yen and other income decreased by 15 billion yen to 44 billion yen.

(4)	Interest Expense, Goodwill Impairment and Other Deductions

Interest expense increased by 0.9 billion yen to 28 billion yen. Goodwill impairment was 164 billion yen, which was primarily related to Industrial Devices and Energy. In other deductions, the Company incurred 399 billion yen as expenses associated with impairment losses of fixed assets, which were mainly related to AVC Networks, 184 billion yen as restructuring charges, 17 billion yen as a write-down of investment securities. (For further details, see Notes 4, 5, 7, 8 and 15 of the Notes to Consolidated Financial Statements.)

(5)	Income (Loss) before Income Taxes

As a result of the above-mentioned factors, income (loss) before income taxes for fiscal 2012 amounted to a loss of 813 billion yen, compared with an income of 179 billion yen in fiscal 2011, due mainly to incurring business restructuring expenses such as early retirement charges and impairment losses of goodwill and property, plant and equipment.

(6)	Provision for Income Taxes

Provision for income taxes for fiscal 2012 decreased to 10 billion yen, compared with 103 billion yen in the previous year. (For further details, see Notes 11 of the Notes to Consolidated Financial Statements.)

(7)	Equity in Earnings of Associated Companies

In fiscal 2012, equity in earnings of associated companies decreased to gains of 6 billion yen from the previous year’s gains of 10 billion yen.

(8)	Net Income (Loss)

Net income (loss) amounted to a loss of 816 billion yen for fiscal 2012, compared with an income of 86 billion yen in fiscal 2011.

(9)	Net Income (Loss) attributable to noncontrolling interests

Net income (loss) attributable to noncontrolling interests amounted to a loss of 44 billion yen for fiscal 2012, compared with an income of 12 billion yen in fiscal 2011.

(10)	Net Income (Loss) attributable to Panasonic Corporation

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net loss attributable to Panasonic Corporation of 772 billion yen for fiscal 2012, a deterioration of 846 billion yen from the previous year’s net income attributable to Panasonic Corporation of 74 billion yen.

(11)	Results of Operations by Segment

Results of operations by segment for fiscal 2012, as compared with the previous fiscal year, were as follows*:

	Yen (billions)		Percent change
	2012	2011
Sales:
AVC Networks	1,713	2,157	(21)%
Appliances	1,534	1,483	3
Systems & Communications	841	938	(10)
Eco Solutions	1,526	1,527	(0)
Automotive Systems	653	612	7
Industrial Devices	1,405	1,671	(16)
Energy	615	637	(3)
Other	1,881	2,305	(18)
Eliminations	(2,322)	(2,637)	—

Total	7,846	8,693	(10)%

Segment profit (loss):
AVC Networks	(68)	27	—%
Appliances	81	84	(3)
Systems & Communications	17	48	(64)
Eco Solutions	59	58	2
Automotive Systems	5	23	(78)
Industrial Devices	(17)	70	—
Energy	(21)	(15)	—
Other	24	61	(61)
Corporate and eliminations	(36)	(51)	—

Total	44	305	(86)%

*	The Company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for fiscal 2011 has been reclassified to conform to the presentation for fiscal 2012.

Sales of AVC Networks decreased by 21% to 1,713 billion yen, compared with 2,157 billion yen in the previous year, due mainly to sales declines in flat-panel TVs and digital cameras.

With respect to this segment, segment profit decreased to a loss of 68 billion yen from a profit of 27 billion yen, due mainly to a sales decrease and sales price declines.

Sales of Appliances increased by 3% to 1,534 billion yen, compared with 1,483 billion yen in the previous year, due mainly to steady sales of washing machines and microwave ovens.

With respect to this segment, segment profit decreased by 3% to 81 billion yen from 84 billion yen, due mainly to rising prices for raw materials.

Sales of Systems & Communications decreased by 10% to 841 billion yen, compared with 938 billion yen in the previous year, due mainly to a sales decrease in small multifunction printers, business-oriented handheld computers and mobile phones.

With respect to this segment, segment profit decreased by 64% to 17 billion yen from 48 billion yen, due mainly to a sales decrease and a price decline.

Sales of Eco Solutions were 1,526 billion yen, securing the same level of the sales amount of previous year of 1,527 billion yen. Despite sales decreases in lighting business, this result was due mainly to stable sales in energy system, housing system, which provides comprehensive home and building product and material solutions, and environmental system businesses.

With respect to this segment, segment profit increased by 2% to 59 billion yen from 58 billion yen in the previous year, due mainly to a fixed cost reduction.

Sales of Automotive Systems increased by 7% to 653 billion yen, compared with 612 billion yen in the previous year, due mainly to strong sales in components and devices for eco-cars including batteries for hybrid cars.

With respect to this segment, segment profit decreased by 78% to 5 billion yen from 23 billion yen, due mainly to insufficient cost reduction.

Sales of Industrial Devices decreased by 16 % to 1,405 billion yen, from the previous year’s 1,671 billion yen, due mainly to sales decreases in general electronic components and semiconductors.

With respect to this segment, segment profit decreased to a loss of 17 billion yen, compared with a profit of 70 billion yen a year ago due mainly to a sales decrease and a price decline.

Sales of Energy decreased by 3% to 615 billion yen, compared with the previous year’s 637 billion yen. Although sales in solar photovoltaic systems continued to be strong mainly in Japan, overall sales decreased due mainly to a weak result in lithium-ion batteries.

With respect to this segment, segment profit worsened to a loss of 21 billion yen, compared with a loss of 15 billion yen, due mainly to a price decline.

Sales of Other decreased 18% to 1,881 billion yen from 2,305 billion yen a year ago. The sales decline owing to the semiconductor business transfer implemented by SANYO in fiscal 2011 led to the overall sales decrease.

With respect to this segment, segment profit worsened by 61% to 24 billion yen from 61 billion yen due mainly to a sales decrease.

(12)	Sales Results by Region

Sales results by region for fiscal 2012, as compared with the previous fiscal year, were as follows:

	Yen (billions)
	2012	2011	Percent change
Domestic Sales:	4,162	4,514	(8)%
Overseas Sales:
North and South America	966	1,071	(10)
Europe	744	857	(13)
Asia and Others	1,974	2,251	(12)

Subtotal	3,684	4,179	(12)

Total	7,846	8,693	(10)%

Sales in the domestic market amounted to 4,162 billion yen, down 8% from 4,514 billion yen in fiscal 2011 when there was a surge in demand as a result of the government’s ‘eco-point’ systems.

Overseas sales amounted to 3,684 billion yen, down 12% from 4,179 billion yen in the previous fiscal year. This result was due mainly to the weak global economy, extreme yen appreciation and the flooding in Thailand.

By region, sales in North and South America amounted to 966 billion yen, down 10% from 1,071 billion yen in fiscal 2011. This was due mainly to appreciation of the yen.

Sales in Europe amounted to 744 billion yen, down 13% from the previous year’s 857 billion yen as a result of weak demand in digital AV products.

In the Asia and Others, sales decreased 12% to 1,974 billion yen, from the previous year’s 2,251 billion yen. In Asia, this was due mainly to weak demand in digital AV products.

Restructuring Activities

On an on-going basis, the Company monitors the dynamics of the economy in general, as well as the industries and the markets in which the Company operates and continues to assess opportunities for improved operational effectiveness and efficiency and better alignment of expenses with revenues, while preserving the ability to make investments in research and development projects, capital and human resources that are essential to the Company’s long-term success. As a result of these assessments, the Company has undertaken various restructuring initiatives in order to enhance the Company’s growth potential and ability to achieve long-term success.

Various restructuring activities resulted in the Company incurring restructuring charges of 184 billion yen and 57 billion yen for the years ended March 31, 2012 and 2011, respectively. Although the restructuring activities are generally not significant individually, the termination of production in domestic plasma display panel fifth factory of Panasonic Plasma Display Co., Ltd., and the divestiture of SANYO Semiconductor Co., Ltd. represented significant restructuring activities which occurred during the fiscal year ended March 31, 2012 and 2011, respectively.

The Company made a decision to shut off production in domestic plasma display panel fifth factory of Panasonic Plasma Display Co., Ltd., a subsidiary of the Company. Due to the continuously substantial decline of product prices due to competition and the yen appreciation, the profitability of the flat-panel TV business declined significantly. The Company decided to restructure the panel business to optimize its production scale and consolidate manufacturing sites. The restructuring activity and material cash outlays are expected to take place through fiscal 2015. The total amount expected to be incurred in connection with the activity and the actual amount incurred for the year ended March 31, 2012 amounted to 51 billion yen. In connection with the Plasma Display business, there was no beginning liability balance with new restructuring charges incurred in the amount of 51 billion yen and costs paid or otherwise settled of 5 billion yen during the fiscal year. The ending liability balance amounted to 46 billion yen.

The restructuring activity resulted when SANYO decided to restructure the Semiconductor business as the result of the SANYO’s Board of Director’s action to approve the divestiture of the Semiconductor business on July 15, 2010. The divestiture became effective January 1, 2011. This restructuring activity and subsequent divestiture were the result of SANYO’s conclusion that its Semiconductor business did not align with SANYO’s strategic and growth initiatives. The total amount expected to be incurred in connection with the restructuring activity of SANYO’s semiconductor business that was initiated in fiscal 2011 amounted to 44 billion yen as of March 31, 2012. The beginning liability balance amounted to 28 billion yen with no additional restructuring charges incurred and costs paid or otherwise settled of 24 billion yen during the fiscal year. The ending liability balance amounted to 4 billion yen. The material cash outlays are anticipated to take place through fiscal 2013.

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

1) from existing businesses to new businesses such as energy

2) from Japan-oriented to globally-oriented

3) from individual product-oriented to solutions and systems business-oriented

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

(11)	Results of Operations by Segment

Results of operations by segment for fiscal 2011, as compared with the previous fiscal year, were as follows*:

	Yen (billions)		Percent change
	2011	2010
Sales:
AVC Networks	2,157	2,185	(1)%
Appliances	1,483	1,274	16
Systems & Communications	938	1,004	(7)
Eco Solutions	1,527	1,311	16
Automotive Systems	612	574	7
Industrial Devices	1,671	1,530	9
Energy	637	341	87
Other	2,305	1,549	49
Eliminations	(2,637)	(2,350)	—

Total	8,693	7,418	17%

Segment profit (loss):
AVC Networks	27	15	88%
Appliances	84	56	49
Systems & Communications	48	38	26
Eco Solutions	58	30	91
Automotive Systems	23	22	2
Industrial Devices	70	55	26
Energy	(15)	1	—
Other	61	22	172
Corporate and eliminations	(51)	(49)	—

Total	305	190	60%

*	The Company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for fiscal 2011 and 2010 has been reclassified to conform to the presentation for fiscal 2012.
*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

Sales of AVC Networks decreased 1% to 2,157 billion yen, compared with 2,185 billion yen in the previous year. Despite favorable sales of Blu-ray Disc recorders, this result was due mainly to sales declines in digital cameras.

With respect to this segment, segment profit increased by 88% to 27 billion yen from 15 billion yen, mainly as a result of fixed cost reduction and streamlining efforts, offsetting the impact of a sales decline and the yen appreciation.

Sales of Appliances increased 16% to 1,483 billion yen, compared with 1,274 billion yen in the previous year, due mainly to favorable sales of air conditioners, refrigerators and compressors.

With respect to this segment, despite rising material costs, segment profit increased by 49% to 84 billion yen from 56 billion yen, due mainly to strong sales and a fixed cost reduction.

Sales of Systems & Communications decreased 7% to 938 billion yen, compared with 1,004 billion yen in the previous year, affected by sales declines in mobile phones.

With respect to this segment, segment profit increased by 26% to 48 billion yen from 38 billion yen, mainly as a result of fixed cost reduction and streamlining efforts, offsetting the impact of a sales decline.

Sales of Eco Solutions increased 16% to 1,527 billion yen, compared with 1,311 billion yen a year ago. Sales growth in the housing/building-related business such as electrical construction and building materials contributed to the overall sales increase.

With respect to this segment, segment profit improved by 91% to 58 billion yen from 30 billion yen a year ago. This increase in profit was due mainly to strong sales and streamlining efforts, which offset the impact of the yen appreciation and rising material costs.

Sales of Automotive Systems increased 7% to 612 billion yen, compared with 574 billion yen in the previous year due mainly to strong sales in car navigation systems, driven by demand on the back of eco-car subsidies, the Japanese government’s economic stimulus program.

With respect to this segment, segment profit increased by 2% to 23 billion yen from 22 billion yen.

Sales of Industrial Devices increased 9% to 1,671 billion yen, from the previous year’s 1,530 billion yen, affected by steady sales of general components.

With respect to this segment, segment profit increased by 26% to 70 billion yen from 55 billion yen a year ago.

Sales in Energy increased 87% to 637 billion yen, from the previous year’s 341 billion yen. This result was caused by the fact that the operating results of Energy segment in SANYO and its subsidiaries after January 2010 were included in the Company’s consolidated financial statements.

With respect to this segment, segment loss was 15 billion yen, after incurring expenses such as amortization of intangible assets recorded at acquisition of SANYO, compared with a profit of 1 billion yen in the previous year.

Sales of Other increased 49% to 2,305 billion yen from 1,549 billion yen a year ago. The stable sales of housing construction such as detached housing and rental apartment housing led to the sales increase, and strong sales in factory automation equipment also contributed to the increase in overall sales.

With respect to this segment, segment profit improved 172% to 61 billion yen from 22 billion yen due mainly to sales increase.

(12)	Sales Results by Region

Sales results by region for fiscal 2011, as compared with the previous fiscal year, were as follows*:

	Yen (billions)
	2011	2010	Percent change
Domestic Sales:	4,514	3,994	13%
Overseas Sales:
North and South America	1,071	918	17
Europe	857	771	11
Asia and Others	2,251	1,735	30

Subtotal	4,179	3,424	22

Total	8,693	7,418	17%

*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

Sales in the domestic market amounted to 4,514 billion yen, up 13% from 3,994 billion yen in fiscal 2010. A last minute rush before the revision of the ‘eco-point’ system, the Japanese government’s economic stimulus program pushed sales up. As a result, sales in Japanese consumer products achieved record highs.

Overseas sales amounted to 4,179 billion yen, up 22% from 3,424 billion yen in the previous fiscal year. Strong sales in Eco Solutions’ products, FA equipment and air conditioners in Asia and China, contributed to the overall sales increases.

By region, sales in the Americas amounted to 1,071 billion yen, up 17% from 918 billion yen in fiscal 2010. This was due mainly to sales increases in automotive electronics, general electric components and batteries.

Sales in Europe amounted to 857 billion yen, up 11% from the previous year’s 771 billion yen. This was due mainly to sales increases of home appliances such as air conditioners.

In the Asia and Others, sales increased 30% to 2,251 billion yen, from the previous year’s 1,735 billion yen. In Asia, this was due mainly to strong sales in Eco Solutions’ products, FA equipment and air conditioners.

B.	Liquidity and Capital Resources

Panasonic’s Policy on Financial Position and Liquidity

Panasonic maintains a basic policy of financing all required funds from internal sources. It also practices efficient fund management through internal financing activities. In fiscal 2012, the Company issued commercial paper to finance working capital and other financial needs. The balance of commercial paper outstanding was 369 billion yen as of March 31, 2012. Panasonic redeemed the fifth series of unsecured straight bonds totaling 100 billion yen issued in February 2002, the sixth series of unsecured straight bonds totaling 100 billion yen issued in March 2009, and the nineteenth series of unsecured straight bonds totaling 30 billion yen issued by SANYO in August 2004, which fell due in December 2011, March 2012 and August 2011, respectively. The ratio of shareholders’ equity to total assets as of March 31, 2012 was 29.2%, down from 32.7% as of March 31, 2011. The total of short-term debt and long-term debt amounted to 1,576 billion yen as of March 31, 2012, down by 20 billion yen from a year ago. Cash balance decreased to 611 billion yen (the total of cash and cash equivalents of 574 billion yen, and time deposits with a maturity of more than three months of 37 billion yen) as of March 31, 2012, compared with the previous year’s 1,045 billion yen (the total of cash and cash equivalents of 975 billion yen, and time deposits of 70 billion yen) as of March 31, 2011.

In order to facilitate access to global capital markets, Panasonic obtains credit ratings from the world’s two leading credit rating agencies, Moody’s Japan K.K. (Moody’s) and Standard & Poor’s Rating Japan (S&P). In addition, Panasonic maintains credit ratings from Rating and Investment Information, Inc. (R&I), a rating agency nationally recognized in Japan, primarily for access to the Japanese capital markets. As of May 31, 2012, Panasonic’s debt ratings are: Moody’s: A2 (long-term, outlook: negative) down from A1 and stable in January 2012 (this downgrade was due mainly to a negative influence from the losses in its TV business and declines in earnings in its semiconductor business, as well as the weak earnings of SANYO’s electronic devices and energy business under the weak market conditions and supply chain disruptions after the flooding in Thailand); S&P: A- (long-term, outlook: negative) down from A+ and stable in November 2011, and down from A in February 2012 (these downgrades were due mainly to the effects of negative pressure on the competitiveness of the digital AV business and weak earnings as a result of severe economic conditions), A-2 (short-term) down from A-1 in February 2012 (this downgrade was due mainly to the possibility of delay in restoring financial condition); and R&I: A+ (long-term, outlook: negative) down from AA in November 2011, and down from AA- and stable in May 2012 (these downgrades were due mainly to the negative influence from the continued weak earnings of digital AV products such as flat panel TVs affected by the structural deterioration of the business environment and the recognition of impairment losses of SANYO goodwill due to lower earnings of SANYO’s consumer-use lithium-ion batteries business), a-1 (short-term) down from a-1+ in May 2012 (this downgrade was due mainly to further deteriorated earnings of the flat panel TV and panel businesses and the recognition of impairment losses of SANYO goodwill due to lower earnings of SANYO’s consumer-use lithium-ion batteries business). As of May 31, 2012, the debt ratings of Panasonic Finance (America) Inc. and Panasonic Finance (Europe) Plc, two of Panasonic’s supported subsidiaries, are: Moody’s: P-1 (short-term) and S&P: A-2 (short-term). As of May 2012, Moody’s debt rating of Panasonic of A2 (long-term, outlook: negative) and Moody’s debt ratings of Panasonic Finance (America) Inc. and Panasonic Finance (Europe) Plc of P-1 (short-term) are under review for downgrade due to an increase in net debt and weak forecasted free cash flow for the fiscal year ending March 31, 2013.

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

As of March 31, 2012, the outstanding balance of short-term debt totaled 634 billion yen, and long-term debt was 942 billion yen. Panasonic’s borrowings are not significantly affected by seasonal factors. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.) Most borrowings are at fixed rates.

Regarding cash flows, Panasonic uses free cash flow (see “Overview—Key performance indicators” in Section A of this Item 5) as an important indicator to evaluate its performance. The Company completed its drastic structural reform in fiscal 2012. As a result, free cash flow went from positive 266 billion yen to negative 340 billion yen. From fiscal 2013, Panasonic will enhance and promote its cash flow management in addition to achieve a profit recovery. Furthermore, with regard to corporate financing, the Company strives for the improvement of cash flow through working capital reduction and disposal of assets including stock.

Regarding the use of financial instruments for hedging purposes, see Item 11.

Fiscal 2012 Financial Position and Liquidity

The Company’s consolidated total assets as of March 31, 2012 decreased by 1,222 billion yen to 6,601 billion yen from the end of fiscal 2011. This was due mainly to a decrease in property, plant and equipment, net of accumulated depreciation, intangible assets, goodwill and other assets affected by impairment losses of goodwill and fixed assets, in addition to a decrease in cash and cash equivalents.

Total liabilities were 4,623 billion yen due to a decrease in account payables and other factors. (For further details, see Note 9 of the Notes to Consolidated Financial Statements.)

Panasonic Corporation shareholders’ equity decreased by 629 billion yen compared with the end of fiscal 2011 to 1,930 billion yen as of March 31, 2012. This was due mainly to net loss attributable to Panasonic Corporation.

Noncontrolling interests decreased by 340 billion yen from the end of fiscal 2011 to 48 billion yen due mainly to the share exchanges for making PEW and SANYO wholly owned subsidiaries.

	Yen (billions)
	Fiscal year ended March 31,
	2012	2011
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	456	421
Effects of timing difference between acquisition dates and payment dates	(161)	(17)

Capital investment	295	404

Capital investment (excluding intangibles) during fiscal 2012 totaled 295 billion yen, down 27% from the previous fiscal year’s total of 404 billion yen, as shown in the above table, reflecting efforts to channel investment activities to specific priority businesses.

Principal capital investments were directed mainly to solar cell and rechargeable battery manufacturing facilities (Kasai City, Hyogo Prefecture, etc.) and facilities in Taiwan that manufacture electronic components for highly functional terminals including smart phones.

Depreciation (excluding intangibles) during fiscal 2012 amounted to 259 billion yen, down 9% compared with 284 billion yen in the previous fiscal year.

Net cash used in operating activities in fiscal 2012 amounted to 37 billion yen, compared with 469 billion yen of net cash provided by operating activities in the previous fiscal year. This result was attributable primarily to a net loss of fiscal 2012 and a decrease in trade payables. Net cash used in investing activities amounted to 303 billion yen, compared with 203 billion yen in fiscal 2011. This result was due mainly to a decrease in proceeds from disposals of property, plant and equipment. Net cash used in financing activities was 53 billion yen, compared with 355 billion yen in fiscal 2011. This result was due mainly to expenditures from the tender offer for PEW and SANYO in fiscal 2011, despite an increase in bonds and loans through the issuance of unsecured straight bonds and others in fiscal 2011.

Free cash flow in fiscal 2012 amounted to an outflow of 340 billion yen, compared with an inflow of 266 billion yen in fiscal 2011, due primarily to a net loss of fiscal 2012 and a decrease in proceeds from disposals of property, plant and equipment. (For a reconciliation of free cash flow to the most directly comparable U.S. GAAP financial measure and related discussion, see “Overview—Key performance indicators” in Section A of this Item 5.)

Commitments for Capital Expenditures

As of March 31, 2012, commitments outstanding for the purchase of property, plant and equipment amounted to 22 billion yen.

Foreign Undistributed Earnings

Undistributed earnings of Panasonic’s foreign subsidiaries and foreign corporate joint ventures which are indefinitely reinvested amounted to 920 billion yen as of March 31, 2012. Accordingly, cash and cash equivalents and investments in securities amounts held by Panasonic’s foreign subsidiaries, totaling approximately 457 billion yen as of March 31, 2012, are not available for dividend distributions to Panasonic for use in Japan. Panasonic currently believes it does not need the cash and investments held by its foreign subsidiaries and foreign corporate joint ventures to be repatriated back to Japan as it has adequate liquidity within Japan to support its Japanese operations and repay its debt obligations.

C.	Research and Development

The Company’s R&D topics are wide in scope, ranging from digital network software to device and environmental technologies. Panasonic has established R&D sites at optimal locations globally so that it can make the most of engineers and technologies in Japan, North America, Europe, China and the ASEAN region. In recent years, the Company has placed particular emphasis on the development of products that are more closely tailored to the food, clothing and housing environments of emerging countries.

R&D Expenditures amounted to 520 billion yen, 528 billion yen and 477 billion yen for the three fiscal years ended March 31, 2012, 2011 and 2010, respectively, representing 6.6%, 6.1% and 6.4% of Panasonic’s total net sales for each of those periods.

Key development themes during the fiscal year were as follows:

(1)	Creation-Storage Linked System for the Home that Integrates Solar Cells and Lithium-Ion Rechargeable Battery Units

This system integrates Panasonic’s solar cells and 4.65kWh lithium-ion rechargeable battery units using the Company’s newly developed Power Station*1 to optimally control rechargeable battery charging while balancing the amount of solar power generation with the volume of electricity consumption.

This configuration enables the use of electricity generated from sunlight during the day, stabilizes the supply of daytime electricity during periods affected by weather conditions, and allows use at night through the application of any surplus electricity*2. Not only can this system be used during normal circumstances, but also during power outages that extend over several days.

(2)	Improved Room Air Conditioner Energy-Saving Performance and Comfort Using a Top Unit Structure

Focusing on the dead-space at the top of conventional room air conditioners, Panasonic shifted the electrical components located at the side of indoor units to the top. Utilizing this top unit structure, the Company has successfully expanded heat exchanger volume without markedly altering the size of the overall unit.

As a result, and by also enlarging the width of the air discharge port, new top unit structure room air conditioners roughly double*3 airstream speed while increasing airstream reach and distance by approximately 1.7 times*4 compared with conventional models. Harnessing airflow control and focus technologies, cooled and heated air is sent comfortably to every corner of the room while at the same time improving the energy efficiency ratio.

(3)	Wireless Technologies that Help Connect Smart DIGA, VIERA, and Other Devices

Thanks to the newly developed simple Wi-Fi*5 technology, households can build their own wireless networks using the Company’s Smart DIGA Blu-ray disc recorder*6 without the need for wireless broadband routers.

As a result, and with a simple set up, recorded TV dramas, live sports broadcasts, home videos and photos can through wireless operation be transmitted and viewed on VIERA, bathroom, and kitchen TVs in other rooms.

(4)	World’s First*[7] Thermoelectric Tubes that use a Tilted Multilayer Structure

The application of differing temperatures to each end of thermoelectric conversion materials has been recognized as a method for producing electric voltage between the high- and low-temperature portions. Panasonic’s thermoelectric tubes use an unconventional phenomenon called the transverse thermoelectric effect, which takes place in tilted multilayers made of thermally-resistive thermoelectric materials and thermally-conducive metals. This effect makes it possible to produce a vertical electric current flow.

Harnessing the Company’s technologies, Panasonic has succeeded in producing the fourfold increase in electric power of 1.3W compared with conventional methods using a 10cm-long fabricated thermoelectric tube. This is a significant step forward in realizing thermal electric power generation using geothermal energy and heat from hot springs.

*1.	Power Station is under application as a registered trademark of the Panasonic Group.
*2.	No power is discharged from the battery while surplus solar energy is being sold.
*3.	Panasonic measurement criterion.
*4.	Panasonic measurement criterion.
*5.	Compliant with the wireless LAN standard, Wi-Fi Direct, issued by Wi-Fi Alliance, an organization that promotes increased awareness and acceptance of wireless LAN use.
*6.	Compatible models: BZT920/820/720.
*7.	As of June 20, 2011; Source: Panasonic.

D.	Trend Information

While several downside risks are expected to cloud the global economy throughout fiscal 2013, there are signs that conditions are entering a modest growth trajectory. Despite indications of a slowdown in their rates of growth, emerging regions continue to expand. Buoyed by such factors as sound consumption in the U.S., the outlook for developed regions also remains positive with a few exceptions in Europe.

Under these circumstances, and as the first year following the Group’s large-scale structural reform and reorganization, Panasonic has positioned fiscal 2013 as a period in which it aims to achieve better results. Taking into consideration the Group’s performance in fiscal 2012, Panasonic was forced to abandon its numerical goals outlined under GT12. The Company was successful, however, in building a structure and foundation that is capable of achieving its vision of becoming a Green Innovation Company. Moving forward, Panasonic will endeavor to get the most out of its new organization and to achieve a V-shaped recovery.

The Company has put forward the three Group-wide policies of “focusing on profitability,” “strengthening products,” and “taking initiatives to change itself and make changes.” Guided by these Group-wide commonly shared policies, Panasonic will implement the following specific measures.

1.	Focus on Profitability

Losses incurred in TV- and semiconductor-related businesses that continue to pose significant challenges are cancelling out the profits generated by high-earning activities. Given these current circumstances, Panasonic will promote the following initiatives in an effort to reform its operating structure.

- Restructure Unprofitable Business

In addition to large-scale cutbacks in fixed costs attributable to the positive effects of structural reform, the Company will withdraw from the manufacture of unprofitable models in its TV set business and further rationalize costs. In its panel business, Panasonic aims to shift its focus to non-TV products, which offer greater potential for added-value.

- Increase Profitability in Growing Businesses

In energy-related fields including its solar and lithium-ion battery businesses as well as such growth businesses as appliances, Panasonic will pursue increased earnings through higher sales. In specific terms, the Company will expand businesses of solar-related systems with HIT brand solar cells, maximize production capacity for in-car lithium-ion batteries while enhancing quality, and accelerating global growth in the appliance business. By making full use of its various strengths in this manner, Panasonic will work to generate earnings.

- Creating Strong Solution Business

In its devices and systems businesses, Panasonic will work diligently to develop solution business models in an effort to continuously put forward optimal value proposals for its customers including corporate and public organizations. Energies will be channeled toward creating businesses that while limited in scale boast robust earnings capacity.

- Establish Comprehensive Business Models

Panasonic will assemble competitive individual products, combine and link them into a system and provide repair and maintenance service. With this process as the essence of its comprehensive solutions, the Company will create new earnings models that move away from the concept of single items that are discontinued after sale and replaced by the next single item. Currently, Panasonic is promoting a project to create 100 business models in the comprehensive solutions business.

- Strengthen the Business Structure

The Group as a whole will adhere strictly to a policy of cost reduction while rebuilding its profit structure. Among a host of measures, Panasonic will cut costs through the optimization of global procurement activities, reap the positive effects of structural reform, and reduce fixed costs through Group-wide emergency management initiatives.

2.	Strengthen Products

In the consumer field, Panasonic will combine efforts to develop products that are deeply rooted in the local community with the Company’s advanced core technologies. At the same time, in the industrial devices field, energies will be channeled toward actively involving both engineering and marketing in the product planning process at customers. Through these means, Panasonic will be better placed to enhance the competitiveness of its products. In addition, the Company will hone its strengths in linking products and offering a variety of product lines to aggressively boost individual product competitiveness.

3.	Take Initiatives to Change Itself and Make Changes

In order to harvest the maximum benefits of business reorganization, each and every employee will take ownership of their own improvement and development. Particular weight will be placed on ensuring that local companies that stand at the forefront of each overseas region will take the initiative and fulfill their roles and missions. This includes those projects currently in progress in India and Brazil as well as efforts to create new businesses rooted in the regions. Success in these activities will allow Panasonic to fully harness its global growth potential. In addition, Panasonic is reforming and simplifying head office functions as well as rebuilding Group-wide management systems with the aim of putting in place a small head office that focuses on strategy and investment.

E.	Off-Balance Sheet Arrangements

The Company established sale-leaseback arrangements for manufacturing machinery and equipment, and sale of receivables without recourse and with recourse, as off-balance sheet arrangements in order to reduce its total assets.

In fiscal 2012, Panasonic sold machinery and equipment for 22 billion yen, which are used for manufacturing liquid crystal display panel and other products, to Sumishin Panasonic Financial Services Co., Ltd. (On April 1, 2012, the name has been changed to Sumitomo Mitsui Trust Panasonic Finance Co., Ltd.) and other third parties. The assets were leased back to Panasonic with terms ranging up to ten years. Panasonic guarantees a specific value of the leased assets. These leases are classified as operating leases for U.S. GAAP purposes. Including the above-mentioned, the aggregate amount of future minimum lease payments under non-cancelable operating leases is 118 billion yen at March 31, 2012. (For further details, see Note 6 of the Notes to Consolidated Financial Statements.)

In fiscal 2012, Panasonic sold, without recourse, trade receivables of 505 billion yen to independent third parties for proceeds of 504 billion yen and, with recourse, trade receivables of 402 billion yen to independent third parties for proceeds of 401 billion yen. (For further details, see Note 16 of the Notes to Consolidated Financial Statements.)

In addition, the Company provides several types of guarantees and similar arrangements. (For further details, see Note 19 of the Notes to Consolidated Financial Statements.)

F.	Tabular Disclosure of Contractual Obligations

The two tables below show Panasonic’s cash payment obligations and guarantees and other commercial commitments, broken down by the payment amounts due for each of the periods specified below, as of March 31, 2012:

	Yen (millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	1,083,311	198,885	362,703	240,699	281,024
Interest Obligations	42,579	11,683	16,291	9,429	5,176
Capital Lease Obligations	74,082	16,740	23,841	15,554	17,947
Operating Lease Obligations	117,756	46,415	48,046	9,041	14,254
Purchase Obligations	97,215	33,895	19,816	18,021	25,483
Defined benefit plan contribution	89,796	89,796	—	—	—

Total Contractual Cash Obligations	1,504,739	397,414	470,697	292,744	343,884

Note:   Contingent payments related to uncertain tax positions of 15 billion yen are excluded from the table above, as it is not possible to reasonably predict the ultimate amount of settlement or timing of payment.

	Yen (millions)
	Total Amounts Committed
Other Commercial Commitments:
Guarantees	31,008

Total Commercial Commitments	31,008

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

Individual securities are reduced to net realizable value by a charge to earnings for other-than-temporary declines in fair value. Management regularly reviews each investment security for impairment based on criteria that includes the extent to which cost exceeds market value, the duration of that market decline and the financial health of and specific prospects for the issuer. Because such specific information may become available after the Company makes the impairment evaluation, and whether the impairment is other-than-temporary depends upon future events that may or may not occur, the Company may be required to recognize an other-than-temporary impairment in the future. Determination of whether a decline in value is other-than-temporary requires judgment. At March 31, 2012, the Company has recorded 228 billion yen of available-for-sale securities, 25 billion yen of cost method securities, 31 billion yen of equity method securities that have market values, and 169 billion yen of equity method securities that do not have market values, advances and others. These investments could be determined to be other-than-temporarily impaired, depending on changes to the current facts and assumptions. In fiscal 2012, the Company recorded 17 billion yen impairment losses on investment securities.

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

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Impairment is recorded if the implied fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates of the fair value of reporting units based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. At March 31, 2012, the Company has recorded 757 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill, see Note 8 of the Notes to Consolidated Financial Statements included in this annual report.

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

At March 31, 2012, the Company has recorded gross deferred tax assets of 1,640 billion yen with a total valuation allowance of 1,030 billion yen. Included in the gross deferred tax assets is 724 billion yen resulting from net operating loss carryforwards (NOLs) of 2,145 billion yen, which are available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate sufficient taxable income by the expiration of these NOLs. These NOLs of 1,992 billion yen expire from fiscal 2013 through 2021 and the remaining balance expire thereafter or do not expire. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2012 based on available evidence. The Company could be required to increase the valuation allowance if such assumptions would change concluding that the Company would not be able to generate sufficient taxable income. At March 31, 2012, the Company has recorded 15 billion yen of unrecognized tax benefits. For further discussion on valuation of deferred tax assets and realizability of uncertain tax positions, see Note 11 of the Notes to Consolidated Financial Statements included in this annual report.

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

New Accounting Pronouncements

In June 2011, FASB issued Accounting Standards Update (ASU) 2011-05, “Presentation of Comprehensive Income.” Under ASU 2011-05, which amends ASC 220, “Comprehensive Income,” an entity has the option to present the components of net income and other comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present other comprehensive income in the statements of equity. ASU 2011-05 is effective for the Company as of April 1, 2012, and should be applied retrospectively. The adoption of ASU 2011-05 is not expected to have a material effect on the Company’s consolidated financial statements. In December 2011, FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05.”

In September 2011, FASB issued ASU 2011-08, “Testing Goodwill for Impairment.” ASU 2011-08, which amends ASC 350, “Intangibles—Goodwill and Other,” permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. ASU 2011-08 is effective for the Company as of April 1, 2012. The adoption of ASU 2011-08 is not expected to have a material effect on the Company’s consolidated financial statements.

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

Panasonic’s Executive Officer system was introduced to address the diversity of business operations over the entire Group through delegation of authority and to help integrate the comprehensive strengths of all Group companies in Japan and overseas. The Board of Directors appoints Executive Officers mainly from senior management personnel of business domain companies as well as from management personnel responsible for overseas subsidiaries and certain senior corporate staff. The Executive Officers assume responsibility as the Group’s executives regarding execution of business. The Executive Officers may be given such titles as Vice President Executive Officer, Senior Managing Executive Officer, Managing Executive Officer and Executive Officer, depending on the extent of responsibility and achievement of each individual. The terms of office of the Executive Officers shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year of the Company ending within one year from their election. Each of the Executive Officers has the authority to operate businesses for which such Executive Officer is responsible, under the supervision of the Board of Directors and in accordance with the Board of Directors’ decisions on the management of corporate affairs.

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

Meanwhile, the non-statutory full-time senior auditors were appointed to strengthen auditing functions at each business domain company. In addition, the Company has also launched the “Panasonic Group Auditor Meeting” chaired by the Senior Corporate Auditors of the Company in order to promote collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditors of the business domain companies and the corporate auditors of the Company’s subsidiaries and affiliates. Moreover, as a part of their audit duties, Corporate Auditors maintain a close working relationship with the Internal Audit Group of the Company to ensure effective audits. Furthermore, in order to enhance the effectiveness of audits conducted by Corporate Auditors and ensure the smooth implementation of audits, the Company has established a Corporate Auditor’s Office with full-time staff under the direct control of the Board of Corporate Auditors.

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

The following table shows information about Panasonic’s Directors and Corporate Auditors as of June 27, 2012, including their dates of birth, positions, responsibilities and brief personal records.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Fumio Ohtsubo (Sep. 5, 1945)	Chairman of the Board of Directors
	-Jun. 1998	Director of the Company;
	-Jun. 2000	Managing Director of the Company;
	-Jun. 2003	Senior Managing Director of the Company;
	-Jun. 2006	President of the Company;
	-Jun. 2012	Chairman of the Board of Directors.

Masayuki Matsushita (Oct. 16, 1945)	Vice Chairman of the Board of Directors
	-Feb. 1986	Director of the Company;
	-Jun. 1990	Managing Director of the Company;
	-Jun. 1992	Senior Managing Director of the Company;
	-Jun. 1996	Executive Vice President of the Company;
	-Jun. 2000	Vice Chairman of the Board of Directors.

Kazuhiro Tsuga (Nov. 14, 1956)	President and Director
	-Jun. 2004	Executive Officer of the Company;
	-Apr. 2008	Managing Executive Officer of the Company;
	-Apr. 2011	Senior Managing Executive Officer of the Company;
	-Jun. 2011	Senior Managing Director of the Company;
	-Jun. 2012	President of the Company.

Yasuo Katsura (Sep. 19, 1947)	Executive Vice President and Director
	-Jun. 2003	Executive Officer of the Company;
	-Jun. 2004	Managing Executive Officer of the Company;
	-Jun. 2007	Managing Director of the Company;
	-Apr. 2009	Senior Managing Director of the Company / Representative in Tokyo;
	-Apr. 2010	Executive Vice President of the Company.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Shusaku Nagae* (Jan. 30, 1950)	Executive Vice President and Director
	-Jun. 2010	President, Panasonic Electric Works Co., Ltd.;
	-Apr. 2011	Senior Managing Executive Officer of the Company;
	-Jan. 2012	In charge of Solution Business / President, Eco Solutions Company;
	-Jun. 2012	Executive Vice President of the Company / In charge of Corporate Division for Promoting Energy Solution Business.

Ikusaburo Kashima* (Oct. 8, 1948)	Senior Managing Director
	-Jun. 2003	Vice Chairman, Information Technology Promotion Agency;
	-Jun. 2005	Director of the Company;
	-Apr. 2007	Managing Director of the Company / In charge of Legal Affairs and Corporate Business Ethics;
	-Apr. 2009	In charge of Intellectual Property;
	-Apr. 2010	Senior Managing Director of the Company;
	-Apr. 2011	In charge of Corporate Risk Management and Corporate Information Security.

Yoshihiko Yamada* (May 11, 1951)	Senior Managing Director
	-Jun. 2004	Executive Officer of the Company;
	-Apr. 2007	Managing Executive Officer of the Company;
	-Jun. 2010	Managing Director of the Company;
	-Apr. 2011	Senior Managing Director of the Company;
	-Jan. 2012	In charge of Industrial Devices Business.

Yoshiiku Miyata* (Apr. 24, 1953)	Senior Managing Director
	-Apr. 2007	Executive Officer of the Company;
	-Apr. 2009	Managing Executive Officer of the Company;
	-Apr. 2011	Senior Managing Executive Officer of the Company;
	-Jun. 2011	Senior Managing Director of the Company;
	-Jan. 2012	Director, Global Consumer Marketing Sector / In charge of Design.

Kazunori Takami* (Jun. 12, 1954)	Senior Managing Director
	-Apr. 2006	Executive Officer of the Company;
	-Apr. 2008	Managing Executive Officer of the Company;
	-Apr. 2009	President, Appliances Company;
	-Jun. 2009	Managing Director of the Company;
	-Apr. 2012	Senior Managing Director of the Company.

Takashi Toyama* (Sep. 28, 1955)	Managing Director
	-Apr. 2007	Executive Officer of the Company;
	-Jun. 2010	Director of the Company;
	-Apr. 2011	Managing Director of the Company;
	-Jun. 2012	In charge of Planning and Information Systems

Hideaki Kawai* (Sep. 1, 1954)	Managing Director
	-Apr. 2008	Executive Officer of the Company;
	-Apr. 2011	Managing Executive Officer of the Company;
	-Jun. 2012	Managing Director of the Company / In charge of Accounting and Finance

Yoshiyuki Miyabe* (Dec. 5, 1957)	Managing Director
	-Apr. 2008	Executive Officer of the Company;
	-Apr. 2011	Managing Executive Officer of the Company / In charge of Technology;
	-Jun. 2011	Managing Director of the Company.

Name	Position and responsibilities in the Company, and brief personal records
(Date of birth)

Yoshiaki Nakagawa* (Feb. 14, 1954)	Managing Director
	-Apr. 2009	Executive Officer of the Company;
	-Apr. 2011	Managing Executive Officer of the Company / In charge of Human Resources and General Affairs;
	-Jun. 2011	Managing Director of the Company;
	-Jun. 2012	In charge of Facility Management.

Mamoru Yoshida* (May 21, 1956)	Managing Director
	-Apr. 2009	Executive Officer of the Company;
	-Apr. 2012	Managing Executive Officer of the Company / President, AVC Networks Company;
	-Jun. 2012	Managing Director of the Company.

Ikuo Uno (Jan. 4, 1935)	Director
	-Apr. 2005	Chairman, Nippon Life Insurance Company;
	-Jun. 2005	Director of the Company;
	-Jul. 2011	Executive Advisor to the Board, Nippon Life Insurance Company.

Masayuki Oku (Dec. 2, 1944)	Director
	-Jun. 2005	Chairman, Board of Directors of Sumitomo Mitsui Financial Group, Inc.;
	-Jun. 2008	Director of the Company.

Seiichiro Sano (Nov. 20, 1952)	Senior Corporate Auditor
	-Jun. 2007	President, SANYO Electric Co., Ltd.;
	-Apr. 2011	Senior Managing Executive Officer of the Company;
	-Jun. 2012	Senior Corporate Auditor of the Company.

Yoshihiro Furuta (Sep. 22, 1954)	Senior Corporate Auditor
	-Jun. 2008	Managing Director, Panasonic Electric Works Co., Ltd.;
	-Jun. 2011	Senior Corporate Auditor of the Company / Chairman, Panasonic Group Auditors Meeting.

Yasuo Yoshino (Oct. 5, 1939)	Corporate Auditor
	-Jul. 2001	Chairman, Sumitomo Life Insurance Company;
	-Jun. 2003	Corporate Auditor of the Company;
	-Jul. 2007	Advisory of Sumitomo Life Insurance Company.

Ikuo Hata (Aug. 6, 1931)	Corporate Auditor
	-Sep. 1995	Registered as Attorney at law (member of Osaka Bar Association);
	-Jul. 2001	Member of Supreme Court’s Building-Related Litigation Commission;
	-Jun. 2004	Corporate Auditor of the Company.

Hiroyuki Takahashi (Mar. 1, 1937)	Corporate Auditor
	-Oct. 2000	Executive Managing Director and Secretary-General, Japan Corporate Auditors Association;
	-Jun. 2006	Corporate Auditor of the Company.

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

There are no family relationships among any Directors or Corporate Auditors.

The following table shows information about Panasonic’s Executive Officers as of June 27, 2012, including their positions and responsibilities.

Name	Positions and responsibilities

Takumi Kajisha	Senior Managing Executive Officer In charge of Corporate Communications

Yutaka Takehana	Managing Executive Officer Director, Corporate Division for Government & Public Affairs

Makoto Uenoyama	Managing Executive Officer Senior Vice President, Eco Solutions Company / In charge of Administration, Eco Solutions Company

Toshiaki Kobayashi	Managing Executive Officer President, Industrial Devices Company

Masatoshi Harada	Managing Executive Officer Representative in Kansai

Yoshihisa Fukushima	Managing Executive Officer In charge of Intellectual Property

Laurent Abadie	Managing Executive Officer Regional Head for Europe & CIS / Chairman & CEO, Panasonic Europe Ltd. / Managing Director, Panasonic Marketing Europe GmbH

Yorihisa Shiokawa	Managing Executive Officer Regional Head for Asia, the Middle East & Africa / Managing Director, Panasonic Asia Pacific Pte. Ltd.

Jun Ishii	Managing Executive Officer In charge of Japan Region, Global Consumer Marketing Sector / President, Panasonic Consumer Marketing Co., Ltd.

Tsuyoshi Nomura	Managing Executive Officer In charge of Manufacturing Innovation, Quality Administration, FF Customer Support & Management, Environmental Affairs, Procurement and Logistics

Joseph Taylor	Executive Officer Regional Head for North America / Chairman & CEO, Panasonic Corporation of North America

Toshiro Kisaka	Executive Officer In charge of Groupwide Cost Busters Project / Director, Corporate Procurement Division and Corporate Global Logistics Division

Name	Positions and responsibilities

Masato Tomita	Executive Officer
Vice President, Eco Solutions Company / In charge of Overseas Operations, Eco Solutions Company

Takeshi Uenoyama	Executive Officer
In charge of Device Technology

Shiro Nishiguchi	Executive Officer
Director, AVC Marketing Division, Global Consumer Marketing Sector

Yoshiro Takemoto	Executive Officer
President, Manufacturing Solutions Company / President, Panasonic Factory Solutions Co., Ltd.

Kenji Yamane	Executive Officer
President, Healthcare Company / President, Panasonic Healthcare Co., Ltd.

Yoshio Ito	Executive Officer
Senior Vice President, AVC Networks Company / Director, Display Devices Business Group, AVC Networks Company

Hidetoshi Osawa	Executive Officer
Regional Head for China & Northeast Asia / Chairman, Panasonic Corporation of China

Yukio Nakashima	Executive Officer
Director, Appliances Marketing Division, Global Consumer Marketing Sector

Kuniaki Matsukage	Executive Officer
Vice President, Eco Solutions Company / Director, Lighting Business Group, Eco Solutions Company

Masato Ito	Executive Officer
President, Energy Company / President, SANYO Electric Co., Ltd.

Yasutomo Fukui	Executive Officer
In charge of Information Systems

Katsuhiko Fujiwara	Executive Officer
Senior Vice President, Appliances Company / Director, Air Conditioning and Cold Chain Business Group, Appliances Company

Masahisa Shibata	Executive Officer
President, Automotive Systems Company

Toshiyuki Takagi	Executive Officer
President, Systems & Communications Company / President, Panasonic System Networks Co., Ltd.

Shiro Kitajima	Executive Officer
President, Panasonic Consumer Marketing Company of North America, Panasonic Corporation of North America

Name	Positions and responsibilities

Machiko Miyai	Executive Officer
Director, Corporate Environmental Affairs Division and Corporate Electricity Saving Division

Masahiro Ido	Executive Officer
Vice President, Eco Solutions Company / In charge of Planning, Eco Solutions Company

Satoshi Takeyasu	Executive Officer
Vice President, Eco Solutions Company / Director, Comprehensive Solutions Division, Eco Solutions Company

Takeo Endo	Executive Officer
Managing Director, Panasonic Consumer Marketing China, Panasonic Corporation of China

(Directors who concurrently serve as Executive Officers are not included in the above list.)

B.	Compensation

The aggregate amount of remuneration, including equity compensation such as stock options, bonuses, and other financial benefits given in consideration of performance of duties (collectively, the “remunerations”), paid by the Company during fiscal 2012 to 21 Directors (other than Outside Directors) and 3 Corporate Auditors (other than Outside Corporate Auditors) for services in all capacities was 1,081 million yen and 69 million yen, respectively. The amount of remunerations for 2 Outside Directors and 3 Outside Corporate Auditors was 28 million yen and 42 million yen, respectively, in fiscal 2012.

The amount of remunerations for Mr. Kunio Nakamura, Executive Adviser, and Mr. Fumio Ohtsubo, Chairman of the Board of Director, was 133 million yen and 113 million yen, respectively, in fiscal 2012.

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

D.	Employees

The following table lists the number of full-time employees of Panasonic as of March 31, 2012, 2011 and 2010.

	2012	2011	2010
Employees:
Domestic	133,605	145,512	152,853
Overseas	197,162	221,425	231,733

Total	330,767	366,937	384,586

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

E.	Share Ownership

(1)	The following table lists the number of shares owned by the Directors and Corporate Auditors of the Company as of June 27, 2012. The total is 8,345,071 shares constituting 0.36% of all issued and outstanding shares of the Company’s common stock, excluding its own stock.

Name	Position	Number of Panasonic Shares Owned as of June 27, 2012
Fumio Ohtsubo	Chairman of the Board of Directors	82,200
Masayuki Matsushita	Vice Chairman of the Board of Directors	7,924,100
Kazuhiro Tsuga	President and Director	32,700
Yasuo Katsura	Executive Vice President and Director	44,316
Shusaku Nagae	Executive Vice President and Director	4,275
Ikusaburo Kashima	Senior Managing Director	25,600
Yoshihiko Yamada	Senior Managing Director	33,061
Yoshiiku Miyata	Senior Managing Director	22,200
Kazunori Takami	Senior Managing Director	20,000
Takashi Toyama	Managing Director	32,200
Hideaki Kawai	Managing Director	42,267
Yoshiyuki Miyabe	Managing Director	31,700
Yoshiaki Nakagawa	Managing Director	20,557
Mamoru Yoshida	Managing Director	17,000
Ikuo Uno	Director	0
Masayuki Oku	Director	1,050
Seiichiro Sano	Senior Corporate Auditor	2,995
Yoshihiro Furuta	Senior Corporate Auditor	5,850
Yasuo Yoshino	Corporate Auditor	3,000
Ikuo Hata	Corporate Auditor	0
Hiroyuki Takahashi	Corporate Auditor	0

Total		8,345,071

(2)	The full-time employees of the Company and its major subsidiaries in Japan are eligible to participate in the Panasonic Corporation Employee Shareholding Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s common stock on their behalf. The Company provides the subsidy in proportion to the number of points that each employee selects to exchange within certain limitations under the “Cafeteria Plan,” the Company’s flexible benefit plan. Under the Cafeteria Plan, each employee is allotted a certain number of points based on prescribed standards, which he or she may exchange for various benefits, including the Company’s subsidy for contributions to the Association, subsidies for rental housing, subsidies for asset building savings, educational assistance, hotel accommodations, etc. As of March 31, 2012, the Association owned 49,871 thousand shares of the Company’s common stock constituting 2.15% of all issued and outstanding shares of the Company’s common stock, excluding treasury stock.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

(1)	To the knowledge of the Company, no shareholders beneficially own more than five percent of the Company’s common stock, which is the only class of stock it has issued.

The shareholders that owned more than five percent of the Company’s common stock on the register of shareholders as of March 31, 2012 were The Master Trust Bank of Japan, Ltd. (trust account) and Japan Trustee Services Bank, Ltd. (trust account), which are securities processing services companies. The Company understands that these shareholders are not the beneficial owners of the Company’s common stock, but the Company does not have available further information concerning such beneficial ownership by these shareholders. The ten largest shareholders of record and their share holdings as of March 31, 2012 are as follows:

Name	Share ownership (in thousands of shares)	Percentage of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	133,064	5.75%
Japan Trustee Services Bank, Ltd. (trust account)	127,720	5.52
Nippon Life Insurance Company	76,728	3.31
Sumitomo Mitsui Banking Corporation	66,817	2.89
Moxley & Co. LLC	57,930	2.50
Panasonic Employee Shareholding Association	49,871	2.15
SSBT OD05 Omnibus Account-Treaty Clients	46,982	2.03
Sumitomo Life Insurance Co.	37,408	1.61
State Street Bank and Trust Co.	33,939	1.46
Japan Trustee Services Bank, Ltd. (trust account 9)	30,206	1.30

Notes:	1.	Holdings of less than 1,000 shares have been omitted.
	2.	Percentage of total issued shares is calculated excluding the Company’s own shares (141,351,296). In accordance with the share exchange conducted on April 1, 2011 making Panasonic a wholly-owning parent company and both Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. wholly-owned subsidiary companies, 241,961,655 shares from treasury stock were allotted and delivered to the shareholders of both companies.

(2)	As of March 31, 2012, approximately 10.11% of the Company’s common stock was owned by 136 United States shareholders, including the ADR Depositary’s nominee, Moxley & Co. LLC, considered as one shareholder of record, owning approximately 2.50% of the total common stock.

(3)	Panasonic is not, directly or indirectly, owned or controlled by other corporations, by the Japanese government or any foreign government or by any natural or legal person or persons severally or jointly.

(4)	As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Panasonic.

B.	Related Party Transactions

In the ordinary course of the Company’s business, it has entered into transactions with certain of its related parties, but none of such transactions that were entered into during the year ended March 31, 2012 was material to the Company or to any such related party.

The Company had no loan receivable from an associated company under the equity method as of March 31, 2012.

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

In fiscal 2012, the Company posted the largest-ever losses due mainly to the Great East Japan Earthquake, the flooding in Thailand and significant business restructuring expenses. In light of the Company’s policy emphasizing its stable rewards to its shareholders, the Company paid an interim dividend of 5 yen per share on November 30, 2011 and a year-end dividend of 5 yen per share on June 8, 2012, making an annual cash dividend of 10 yen per share. Meanwhile, the Company did not repurchase its own shares, except for acquiring fractions of a trading unit and other minor transactions. Although Panasonic expects severe business environment, the Company will strive to improve its performance and distribute earnings to shareholders.

(4)	Initiatives to Maximize Shareholder Value

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at Board of Directors meeting annually. On May 11, 2012, the Board of Directors resolved to continue the ESV Plan.

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

For further details about the ESV Plan, please see the press release issued on May 11, 2012 at the Company’s Web site:

http://panasonic.co.jp/corp/news/official.data/data.dir/en120511-5/en120511-5.pdf

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

The following table sets forth for the periods indicated the reported high and low prices of the Company’s Common Stock on the TSE, and the reported high and low prices of the Company’s ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Fiscal Year ended March 31	High	Low	High	Low
2008	2,585	1,912	22.59	16.63
2009	2,515	1,000	24.38	10.60
2010	1,585	1,062	17.19	10.77
2011	1,480	826	15.72	10.76
2012	1,070	582	12.75	7.77

2011
1st quarter	1,480	1,104	15.72	12.35
2nd quarter	1,212	1,027	13.80	12.14
3rd quarter	1,272	1,100	15.00	13.19
4th quarter	1,206	826	14.56	10.76

2012
1st quarter	1,070	902	12.75	11.29
2nd quarter	1,032	703	12.66	9.22
3rd quarter	834	638	11.00	8.13
4th quarter	783	582	9.46	7.77

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (dollars)*
Most recent 6 months	High	Low	High	Low
December 2011	748	638	9.54	8.13
January 2012	671	606	8.69	8.00
February 2012	777	582	9.46	7.77
March 2012	783	694	9.35	8.56
April 2012	780	616	9.27	7.59
May 2012	628	507	7.60	6.44

* The prices of ADSs are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points.

B.	Plan of Distribution

Not applicable

C.	Markets

See Section A of this Item 9.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Company Law (kaishaho) of Japan (Company Law). The Company is registered in the Commercial Register (shogyo tokibo) maintained by the Osaka Legal Affairs Bureau.

Objects and Purposes

Article 3 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following lines of business:

1.	manufacture and sale of electric machinery and equipment, communication and electronic equipment, as well as lighting equipment;

2.	manufacture and sale of gas, kerosene and kitchen equipment, as well as machinery and equipment for building and housing;

3.	manufacture and sale of machinery and equipment for office and transportation, as well as for sales activities;

4.	manufacture and sale of medical, health and hygienic equipment, apparatus and materials;

5.	manufacture and sale of optical and precision machinery and equipment;

6.	manufacture and sale of batteries, battery-operated products, carbon and manganese and other chemical and metal products;

7.	manufacture and sale of air conditioning and anti-pollution equipment, as well as industrial machinery and equipment;

8.	manufacture and sale of other machinery and equipment;

9.	engineering and installation of machinery and equipment related to any of the preceding items as well as engineering and performance of and contracting for other construction work;

10.	production and sale of software;

11.	sale of iron and steel, nonferrous metals, minerals, oil, gas, ceramics, paper, pulp, rubber, leather, fibre and their products;

12.	sale of foods, beverages, liquor and other alcoholics, agricultural, livestock, dairy and marine products, animal feed and their raw materials;

13.	manufacture and sale of drugs, quasi-drugs, cosmetics, fertilizer, poisonous and deleterious substance and other chemical products;

14.	manufacture and sale of buildings and other structures and components thereof;

15.	motion picture and musical entertainment business and promotion of sporting events;

16.	export and import of products, materials and software mentioned in each of the preceding items (other than item 9);

17.	providing repair and maintenance services for the products, goods and software mentioned in each of the preceding items for itself and on behalf of others;

18.	provision of information and communication services, and broadcasting business;

19.	provision of various services utilizing the Internet including Internet access and e-commerce;

20.	business related to publishing, printing, freight forwarding, security, maintenance of buildings, nursing care, dispatch of workers, general leasing, financing, non-life insurance agency and buying, selling, maintaining and leasing of real estate;

21.	investment in various businesses;

22.	accepting commission for investigations, research, development and consulting related to any of the preceding items; and

23.	all other business or businesses incidental or related to any of the preceding items.

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

The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company to borrow a large amount of money or to give a guarantee in a large amount. There is no statutory requirement as to what constitutes a “large” amount in these contexts. However, it has been the general practice of the Company’s Board of Directors to adopt a resolution for a borrowing in an amount not less than 10 billion yen or its equivalent

Common Stock

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

As of March 31, 2012, 2,453,053,497 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value. All issued shares of the Company are fully-paid and non-assessable.

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

Under the Company’s Articles of Incorporation, year-end dividends and interim dividends may be distributed to shareholders appearing in the Company’s register of shareholders as of March 31 and September 30 each year respectively, in proportion to the number of shares of Common Stock of the Company held by respective shareholders following approval by the general meeting of shareholders or the Board of Directors. The Company is not obliged to pay any dividends in cash which have not been received within three years from the commencement of payment thereof. In Japan, the ex-dividend date and the record date for dividends precede the date when the amount of the dividends to be paid is determined by the Company. The shares of common stock generally go ex-dividend on the second business day prior to the record date for dividends.

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

The Company, for the fiscal year ended March 31, 2012, elected to become a company with respect to which consolidated balance sheets should be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha) as described below. If a company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount, a company shall, in calculating the Distributable Amount, further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

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

The Company Law and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares or existing shares held by the Company as treasury stock at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a Corporate Auditor;

(5)	the exemption of liability of a Director, Corporate Auditor or Accounting Auditor to a certain extent set forth in the Company Law;

(6)	a reduction of stated capital with certain exceptions in which just a usual resolution of shareholders is required or a shareholders’ resolution is not required;

(7)	a distribution of in-kind dividends which meets certain qualifications;

(8)	dissolution, liquidation, merger, consolidation, or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance through the Bank of Japan within 20 days from the date of the transfer or the date of the receipt of payment, whichever comes later, unless the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law.

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

The following is a summary of the material Japanese national and U.S. federal tax consequences of the ownership and disposition of shares of Common Stock or ADSs by an Eligible U.S. Holder and a U.S. Holder (each as defined below), as the case may be, that holds those shares or ADSs as capital assets (generally, property held for investment). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, investors that purchase or sell shares of Common Stock or ADSs as part of a wash sale for tax purposes, investors that hold shares of Common Stock or ADSs through a partnership or other pass-through entity and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the national or federal tax laws of Japan and of the United States as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect) and to differing interpretations

In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement for ADSs and in any related agreement will be performed in accordance with its terms.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20% (20.42%, on or after January 1, 2013). However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company or ADSs) to non-resident Holders, except for any individual shareholder who holds 3% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% (20.42%, on or after January 1, 2013) withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2012, (ii) 7.147% for dividends due and payable on or after January 1, 2013 but on or before December 31, 2013 and (iii) 15.315% for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7%, 15% and 20%, as applicable, will be effectively increased, respectively, to 7.147%, 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037. At the date of this annual report, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, and 10% under the income tax treaties with Australia, France, Hong Kong, the Netherlands, Switzerland, the U.K. and the United States.)

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against the U.S. Holder’s United States federal income tax liability or deductible from the U.S. Holder’s gross income. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, above, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, be either “passive income” or “general income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of Common Stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Common Stock or ADSs is greater than 1 year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15%. Any such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Sales of shares of Common Stock to the Company

A sale of shares of Common Stock or ADSs to the Company results in a deemed dividend for Japanese tax purposes to the selling shareholders to the extent that the sales price exceeds the aggregate of the stated capital and the capital surplus attributable to the shares sold. Deemed dividends that may result from sales of shares of Common Stock to the Company are not generally taxable events that give rise to foreign source income for U.S. federal income tax purposes and U.S. Holders may not be able to use any foreign tax credit arising from Japanese withholding tax imposed on such transactions unless they can apply any such credit (subject to limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

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

Maturities of investments in available-for-sale securities at March 31, 2012 and 2011 are as follows:

	Yen (millions)
	2012		2011
	Cost	Fair value	Cost	Fair value
Due within one year	473	483	—	—
Due after one year through five years	1,769	1,821	2,686	2,747
Equity securities	171,412	225,433	250,400	313,813

Total	173,654	227,737	253,086	316,560

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

The following table provides the contract amounts and fair values of foreign exchange contracts, primarily hedging U.S. dollar and euro revenues, at March 31, 2012 and 2011. Amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures, are shown in the table of “Interest Rate Risk.”

	Yen (millions)
	2012		2011
	Contract amount	Fair value	Contract amount	Fair value
Forward:
To sell foreign currencies	339,271	(9,385)	397,580	(3,116)
To buy foreign currencies	376,075	4,482	225,444	(2,835)
Cross currency swaps	123,586	304	47,668	(462)
Interest rate swaps	—	—	31,170	0

Commodity Price Risk

The Company is exposed to market risk of changes in prices of commodities including various non-ferrous metals used in the manufacturing of various products. The Company enters into commodity future contracts to offset such exposure.

The following table provides the contract amounts and fair values of commodity futures at March 31, 2012 and 2011.

	Yen (millions)
	2012		2011
	Contract amount	Fair value	Contract amount	Fair value
Commodity futures:
To sell commodity	156,458	(981)	128,411	(5,333)
To buy commodity	170,101	2,349	160,483	20,390

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company has long-term debt primarily with fixed rates. Fixed-rate debt obligations expose the Company to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, the Company enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into fixed-receiving, variable-paying interest rate swap contracts. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk. The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2012 and 2011. For debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

Long-term debt, including current portion*:

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2012)
		Total	2013	2014	2015	2016	2017	There- after	Fair value
Unsecured Straight bonds	1.1%	931,765	150,000	230,000	31,769	239,996		280,000	952,120
Unsecured bank loans	1.0%	149,814	48,885	41,874	58,649	389	17		147,934
Secured bank loans by subsidiaries	1.8%	1,732		269	142	146	151	1,024	1,732

Total		1,083,311	198,885	272,143	90,560	240,531	168	281,024	1,101,786

	Average interest rate	Yen (millions)
		Carrying amount and maturity date (as of March 31, 2011)
		Total	2012	2013	2014	2015	2016	There- after	Fair value
Unsecured Straight bonds	1.1%	1,000,000	200,000	150,000	200,000		200,000	250,000	1,011,955
Unsecured Straight bonds issued by subsidiaries	1.6%	162,407	30,493	150	30,000	31,769	39,995	30,000	164,696
Unsecured bank loans	1.1%	259,801	108,603	49,961	42,190	58,650	397		257,950
Secured bank loans by subsidiaries	1.9%	3,473	614	309	847	168	176	1,359	3,473

Total		1,425,681	339,710	200,420	273,037	90,587	240,568	281,359	1,438,074

*	Unsecured straight bonds as of March 31, 2012 include bonds, originally issued by PEW or SANYO and transferred to the Company in fiscal 2012.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

D3.	Fees and Charges Payable by ADR Holders

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

D4.	Fees and Other Payment Made by the Depositary to the Issuer

The following table shows the fees and other direct and indirect payments made by JPMorgan Chase Bank, N.A., as Depositary to us:

Category of Expenses	Amount Reimbursed for fiscal 2012
New York Stock Exchange Listing fees	US$ 38,000

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2012. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the Company’s disclosure controls and procedures were effective as of that date.

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

The management of the Company, with the participation of the Company’s principal executive and principal financial officers, conducted an evaluation of the effectiveness of internal control over financial reporting as of March 31, 2012 based on the frame work in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, the management of the Company concluded that the internal control over financial reporting of the Company was effective as of March 31, 2012.

The Company’s independent registered public accounting firm, KPMG AZSA LLC, has audited the effectiveness of the Company’s internal control over financial reporting as stated in their report which is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Fees and services by the Company’s principal accountant

The following table shows the aggregate fees accrued or paid to KPMG AZSA LLC and its member firms (KPMG), the Company’s principal accountant for the years ended March 31, 2012 and 2011:

	Yen (millions)
	2012	2011
Audit fees	3,376	4,326
Audit-related fees	28	167
Tax fees	221	137
All other fees	215	20

Total	3,840	4,650

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

In fiscal 2012, the Company did not repurchase its own shares nor announced the repurchase plan, except for repurchase of its own shares constituting less than a full unit upon request from a holder of such shares and the other minor transactions described below.

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share* (Yen)
April 1 - 30, 2011	24,559	998
May 1 - 31, 2011	25,431	954
June 1 - 30, 2011	63,398	1,007
July 1 - 31, 2011	28,219	944
August 1 - 31, 2011	26,678	804
September 1 - 30, 2011	26,029	733
October 1- 31, 2011	24,234	767
November 1- 30, 2011	26,975	697
December 1- 31, 2011	33,936	659
January 1 - 31, 2012	31,217	657
February 1 - 29, 2012	567,978	649
March 1 - 31, 2012	27,395	746

Total	906,049	717

*	The amounts less than yen are rounded to the nearest whole of a yen.

Under the Company Law, a holder of shares constituting less than a full unit may require the Company to purchase such shares at their market value (see “Common Stock—Unit share system” in Section B of Item 10). During the year ended March 31, 2012, the Company purchased 81,923 shares for 73,607,132 yen upon such requests from holders of shares constituting less than one full unit.

The Directors, Corporate Auditors, Executive Officers and Executive Counselors in Japan are eligible to participate in the Panasonic Corporation Directors and Executive Officers Shareholding Association, which is an affiliated purchaser, and the Association purchases shares of the Company’s common stock on their behalf. During the year ended March 31, 2012, the Association purchased 270,926 shares for 213,856,270 yen.

The information for the period “May 1 – 31, 2011,” “June 1 – 30, 2011” and “February 1 – 29, 2012,” in the above table includes the purchase by the Company of 1,000, 12,000 and 540,200 shares of its common stock from certain shareholders at a price of 1,020 yen, 1,051 yen and 645 yen per share, respectively.

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

However, Panasonic had two (2) outside Directors as of June 27, 2012. In addition, pursuant to amendments to the regulations of the Japanese stock exchanges in fiscal 2010, Panasonic is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors”(each of which terms is defined under the Company Law) who are unlikely to have any conflict of interests with shareholders of Panasonic. The definition of the “independent director/corporate auditor” is different from that of the independent directors under the NYSE Listed Company Manual or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934. Each of the outside directors and outside corporate auditors of Panasonic satisfies the requirements for the “independent director/corporate auditor” under the regulations of the Japanese stock exchanges, respectively. The tasks of supervising the administration of the Company’s affairs are assigned not only to the Board of Directors but also to Corporate Auditors, as more fully described below.

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

As of June 27, 2012, Panasonic had five (5) Corporate Auditors, of which three (3) were Outside Corporate Auditors. Each Corporate Auditor of Panasonic has a four-year term. In contrast, the term of each Director of Panasonic is one year. Corporate Auditors are obliged to attend the meetings of the Board of Directors and express their opinion at the meetings if necessary. The Board of Corporate Auditors and Corporate Auditors have a statutory duty to supervise the administration of the Company’s affairs by Directors. The Board of Corporate Auditors has a statutory duty to, based on the reports prepared by respective Corporate Auditors, prepare and submit its audit report to Accounting Auditors and certain Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). A copy of the audit report is included in the appendix to the convocation notice of the ordinary general meeting of shareholders.

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

Item 16H.	Mine Safety Disclosure

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Panasonic Corporation:

We have audited the accompanying consolidated balance sheets of Panasonic Corporation and subsidiaries (the “Company”) as of March 31, 2012 and 2011, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended March 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Panasonic Corporation and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Panasonic Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG AZSA LLC

Osaka, Japan

June 28, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Panasonic Corporation:

We have audited Panasonic Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Panasonic Corporation and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated June 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Osaka, Japan

June 28, 2012

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2012 and 2011

	Yen (millions)
Assets	2012	2011
Current assets:
Cash and cash equivalents (Note 9)	574,411	974,826
Time deposits (Note 9)	36,575	69,897
Short-term investments (Note 5)	483	—
Trade receivables (Note 16):
Related companies	14,834	17,202
Notes	72,952	78,821
Accounts (Note 17)	948,460	984,938
Allowance for doubtful receivables	(26,604)	(21,860)

Net trade receivables	1,009,642	1,059,101

Inventories (Note 3)	830,266	896,424
Other current assets (Notes 7, 11 and 17)	454,663	489,601

Total current assets	2,906,040	3,489,849

Investments and advances:
Associated companies (Note 4)	136,735	156,845
Other investments and advances (Notes 5 and 9)	315,144	412,806

Total investments and advances	451,879	569,651

Property, plant and equipment (Notes 6, 7 and 9):
Land	374,855	381,840
Buildings	1,679,665	1,771,178
Machinery and equipment	2,248,137	2,290,760
Construction in progress	90,786	96,489

	4,393,443	4,540,267
Less accumulated depreciation	2,659,160	2,656,958

Net property, plant and equipment	1,734,283	1,883,309

Other assets:
Goodwill (Note 8)	757,417	924,752
Intangible assets (Notes 6, 7 and 8)	345,751	542,787
Other assets (Notes 10 and 11)	405,685	412,522

Total other assets	1,508,853	1,880,061

	6,601,055	7,822,870

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2012 and 2011

	Yen (millions)
Liabilities and Equity	2012	2011
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 6 and 9)	633,847	432,982
Trade payables:
Related companies	39,941	55,102
Notes	52,987	59,889
Accounts (Note 17)	758,085	886,261

Total trade payables	851,013	1,001,252

Accrued income taxes (Note 11)	32,553	42,415
Accrued payroll	204,842	192,279
Other accrued expenses (Notes 15 and 19)	749,495	747,205
Deposits and advances from customers	71,102	66,473
Employees’ deposits	7,651	9,101
Other current liabilities (Notes 10, 11 and 17)	329,001	355,343

Total current liabilities	2,879,504	2,847,050

Noncurrent liabilities:
Long-term debt (Notes 6 and 9)	941,768	1,162,287
Retirement and severance benefits (Note 10)	566,550	492,960
Other liabilities (Note 11)	235,667	374,238

Total noncurrent liabilities	1,743,985	2,029,485

Panasonic Corporation shareholders’ equity:
Common stock (Note 12):
Authorized -4,950,000,000 shares
Issued -2,453,053,497 shares	258,740	258,740
Capital surplus (Note 12)	1,117,530	1,100,181
Legal reserve (Note 12)	94,512	94,198
Retained earnings (Note 12)	1,441,177	2,401,909
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(482,168)	(453,158)
Unrealized holding gains of available-for-sale securities (Note 5)	13,283	16,835
Unrealized gains (losses) of derivative instruments (Note 17)	(3,728)	2,277
Pension liability adjustments (Note 10)	(262,542)	(191,254)

Total accumulated other comprehensive loss	(735,155)	(625,300)

Treasury stock, at cost (Note 12):
141,351,296 shares (382,760,101 shares in 2011)	(247,018)	(670,736)

Total Panasonic Corporation shareholders’ equity	1,929,786	2,558,992

Noncontrolling interests	47,780	387,343

Total equity	1,977,566	2,946,335
Commitments and contingent liabilities (Notes 6 and 19)

	6,601,055	7,822,870

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2012, 2011 and 2010

	Yen (millions)
	2012	2011	2010
Revenues, costs and expenses:
Net sales:
Related companies	174,887	211,589	209,938
Other	7,671,329	8,481,083	7,208,042

Total net sales	7,846,216	8,692,672	7,417,980
Cost of sales (Notes 4, 16 and 17)	(5,864,515)	(6,389,180)	(5,341,059)
Selling, general and administrative expenses (Note 16)	(1,937,976)	(1,998,238)	(1,886,468)
Interest income	13,388	11,593	12,348
Dividends received	6,129	6,323	6,746
Other income (Notes 5, 6, 16 and 17)	44,124	59,050	47,896
Interest expense	(28,404)	(27,524)	(25,718)
Impairment losses of long-lived assets (Note 7)	(399,259)	(34,692)	(79,259)
Goodwill impairment (Note 8)	(163,902)	—	(3,745)
Other deductions (Notes 2, 4, 5, 15, 16 and 17)	(328,645)	(141,197)	(178,036)

Income (loss) before income taxes	(812,844)	178,807	(29,315)
Provision for income taxes (Note 11):
Current	69,206	88,910	58,147
Deferred	(59,439)	14,100	83,686

	9,767	103,010	141,833
Equity in earnings of associated companies (Note 4)	6,467	9,800	481

Net income (loss)	(816,144)	85,597	(170,667)
Less net income (loss) attributable to noncontrolling interests	(43,972)	11,580	(67,202)

Net income (loss) attributable to Panasonic Corporation	(772,172)	74,017	(103,465)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 14):
Basic	(333.96)	35.75	(49.97)
Diluted	—	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended March 31, 2012, 2011 and 2010

	Yen (millions)
	2012	2011	2010
Common stock (Note 12):
Balance at beginning of year	258,740	258,740	258,740

Balance at end of year	258,740	258,740	258,740

Capital surplus (Note 12):
Balance at beginning of year	1,100,181	1,209,516	1,217,764
Sale of treasury stock	(1,752)	(9)	(8)
Equity transactions with noncontrolling interests and others (Note 21)	19,101	(109,326)	(8,240)

Balance at end of year	1,117,530	1,100,181	1,209,516

Legal reserve (Note 12):
Balance at beginning of year	94,198	93,307	92,726
Transfer from retained earnings	314	891	581

Balance at end of year	94,512	94,198	93,307

Retained earnings (Note 12):
Balance at beginning of year	2,401,909	2,349,487	2,479,416
Sale of treasury stock	(166,334)	—	—
Net income (loss) attributable to Panasonic Corporation	(772,172)	74,017	(103,465)
Cash dividends to Panasonic Corporation shareholders	(21,912)	(20,704)	(25,883)
Transfer to legal reserve	(314)	(891)	(581)

Balance at end of year	1,441,177	2,401,909	2,349,487

Accumulated other comprehensive income (loss):
Balance at beginning of year	(625,300)	(448,232)	(594,377)
Equity transactions with noncontrolling interests and others	(838)	(5,885)	—
Other comprehensive income (loss), net of tax (Note 13)	(109,017)	(171,183)	146,145

Balance at end of year	(735,155)	(625,300)	(448,232)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended March 31, 2012, 2011 and 2010

	Yen (millions)
	2012	2011	2010
Treasury stock (Note 12):
Balance at beginning of year	(670,736)	(670,330)	(670,289)
Repurchase of common stock	(436)	(432)	(72)
Sale of treasury stock	424,154	26	31

Balance at end of year	(247,018)	(670,736)	(670,330)

Noncontrolling interests:
Balance at beginning of year	387,343	887,285	428,601
Cash dividends paid to noncontrolling interests	(11,642)	(12,583)	(14,619)
Acquisition transaction (Note 2)	—	—	532,360
Equity transactions with noncontrolling interests and others	(283,711)	(474,758)	(2,402)
Net income (loss) attributable to noncontrolling interests	(43,972)	11,580	(67,202)
Other comprehensive income (loss), net of tax (Note 13):
Translation adjustments	1,059	(21,764)	1,238
Unrealized holding gains (losses) of available-for-sale securities	(151)	(1,633)	2,378
Unrealized gains (losses) of derivative instruments	—	(26)	68
Pension liability adjustments	(1,146)	(758)	6,863

Balance at end of year	47,780	387,343	887,285

Disclosure of comprehensive income (loss):
Net income (loss)	(816,144)	85,597	(170,667)
Other comprehensive income (loss), net of tax (Note 13):
Translation adjustments	(19,887)	(107,779)	(9,819)
Unrealized holding gains (losses) of available-for-sale securities	(3,476)	(24,422)	53,641
Unrealized gains (losses) of derivative instruments	(6,018)	962	6,229
Pension liability adjustments	(79,874)	(64,125)	106,641

Comprehensive loss	(925,399)	(109,767)	(13,975)
Comprehensive loss attributable to noncontrolling interests	(44,210)	(12,601)	(56,655)

Comprehensive income (loss) attributable to Panasonic Corporation	(881,189)	(97,166)	42,680

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2012, 2011 and 2010

	Yen (millions)
	2012	2011	2010
Cash flows from operating activities (Note 16):
Net income (loss)	(816,144)	85,597	(170,667)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	338,112	367,263	298,270
Net gain on sale of investments	(5,822)	(11,318)	(5,137)
Provision for doubtful receivables	12,162	4,392	10,862
Deferred income taxes (Note 11)	(59,439)	14,100	83,686
Write-down of investment securities (Notes 4 and 5)	16,636	27,539	6,944
Impairment losses on long-lived assets and goodwill (Notes 7 and 8)	563,161	34,692	83,004
Cash effects of changes in, excluding acquisition:
Trade receivables	24,228	83,333	(119,966)
Inventories	38,117	(54,659)	100,576
Other current assets	17,130	(181)	24,151
Trade payables	(103,788)	(12,826)	83,719
Accrued income taxes	(7,473)	13,038	6,706
Accrued expenses and other current liabilities	(9,089)	(24,374)	102,743
Retirement and severance benefits	(29,374)	(38,400)	(8,655)
Deposits and advances from customers	(14,547)	607	(7,368)
Other, net	(761)	(19,608)	33,465

Net cash provided by (used in) operating activities	(36,891)	469,195	522,333

Cash flows from investing activities (Note 16):
Proceeds from sale of short-term investments	—	—	6,442
Purchase of short-term investments	—	—	(6,369)
Proceeds from disposition of investments and advances	104,542	87,229	61,302
Increase in investments and advances	(6,945)	(8,873)	(8,855)
Capital expenditures	(456,468)	(420,921)	(375,648)
Proceeds from disposals of property, plant and equipment	53,333	152,663	117,857
Decrease in time deposits, net	30,952	19,005	99,274
Purchase of shares of newly consolidated subsidiaries, net of acquired companies’ cash and cash equivalents (Note 2)	—	—	(174,808)
Other, net	(28,416)	(32,048)	(42,854)

Net cash used in investing activities	(303,002)	(202,945)	(323,659)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2012, 2011 and 2010

	Yen (millions)
	2012	2011	2010
Cash flows from financing activities (Note 16):
Increase (decrease) in short-term debt, net	362,128	(34,034)	(3,360)
Proceeds from long-term debt	828	505,123	53,172
Repayments of long-term debt	(370,052)	(201,906)	(54,780)
Dividends paid to Panasonic Corporation shareholders (Note 12)	(21,912)	(20,704)	(25,883)
Dividends paid to noncontrolling interests	(11,642)	(12,583)	(14,619)
Repurchase of common stock (Note 12)	(436)	(432)	(72)
Sale of treasury stock (Note 12)	73	17	23
Purchase of noncontrolling interests	(10,640)	(589,910)	(11,095)
Other, net	(1,441)	(198)	(359)

Net cash used in financing activities	(53,094)	(354,627)	(56,973)

Effect of exchange rate changes on cash and cash equivalents	(7,428)	(46,709)	(5,656)

Net increase (decrease) in cash and cash equivalents	(400,415)	(135,086)	136,045
Cash and cash equivalents at beginning of year	974,826	1,109,912	973,867

Cash and cash equivalents at end of year	574,411	974,826	1,109,912

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2012, 2011 and 2010

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

Sales by segment in fiscal 2012 were as follows: AVC Networks—17%, Appliances—15%, Systems & Communications—8%, Eco Solutions—15%, Automotive Systems—7%, Industrial Devices—14%, Energy—6% and Other—18%. A sales breakdown in fiscal 2012 by geographical market was as follows: Japan—53%, North and South America—12%, Europe—10%, and Asia and Others—25%.

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

The consolidated financial statements presented herein have been prepared in a manner that reflects adjustments which are necessary to conform with U.S. generally accepted accounting principles.

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

The Company enters into arrangements with multiple elements, which may include any combination of products or equipment, installation and maintenance. The Company allocates revenue to each element based on its relative selling price if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the provisions of ASC 605, “Revenue Recognition.” Revenue from sales of products or equipment is generally recognized upon completion of installation or upon acceptance by customers if installation is not required. Maintenance revenue is recognized on a straight-line basis over the term of the maintenance agreement.

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

Historically, the Company has made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for price adjustments due to a decline in the product’s value, and are classified as a reduction of revenue on the consolidated statements of operations. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience and specific arrangements made with the distributors.

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

The Company accounts for leases in accordance with the provisions of ASC 840, “Leases.” Leases of assets under certain conditions are recorded as capital leases in property, plant and equipment in the consolidated balance sheets.

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

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead reviewed for impairment at least annually based on assessment of current estimated fair value. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform the second step of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying amount, the second step does not need to be performed. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in business combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a guideline merged and acquired company method, guideline public company method, and a discounted cash flow analysis. The provisions of ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment based on an assessment of the undiscounted cash flows expected by the asset, whenever impairment indications are presented. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Until the third quarter of fiscal 2012, the Company had designated July 1 as the annual impairment measurement date for some reporting units that were associated with SANYO Electric Co. Ltd. (SANYO) and January 1 as the annual impairment measurement date for the other reporting units. In the fourth quarter of fiscal 2012, the Company restructured its group organization under which goodwill associated with SANYO was reallocated to new reporting units in accordance with the provision of ASC350. As a result of the reallocation, the Company designated January 1 as the annual impairment measurement date for all reporting units. The Company believes that this unification of the annual impairment measurement date is preferable under the circumstances given the fact that the reporting units that were associated with SANYO have been reallocated to other reporting units. The change in the measurement date had no impact on the Company’s prior period financial statements.

(j)	Investments and Advances (See Notes 4, 5 and 13)

Investments and advances primarily consist of investments in and advances to associated companies, cost method investments, available-for-sale securities, and long-term deposits. Cost method investments and long-term deposits are recorded at historical cost.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence over operating and financial policies, generally having a 20% to 50% voting interest, and corporate joint ventures. The Company also uses the equity method for certain investees if the minority shareholders have substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used when the Company does not have significant influence.

The excess of cost of the stock of the associated companies over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, is recognized as equity method goodwill. Such equity method goodwill is not amortized and is instead tested for impairment as part of the equity method investment.

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

The Company accounts for uncertainty in tax positions in accordance with the provisions of ASC 740, “Income Taxes.” The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in “Provision for income taxes—Current” in the consolidated statements of operations.

(m)	Advertising (See Note 16)

Advertising costs are expensed as incurred.

(n)	Net Income (loss) per Share (See Note 14)

The Company accounts for net income (loss) per share in accordance with the provisions of ASC 260, “Earnings Per Share.” This Codification Section establishes standards for computing net income (loss) per share and requires dual presentation of basic and diluted net income (loss) per share on the face of the statements of operations for all entities with complex capital structures.

Under the provisions of ASC 260, basic net income (loss) per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income (loss) per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(o)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(p)	Derivative Financial Instruments (See Notes 13 and 17)

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk and commodity price risk.

The Company accounts for derivative instruments in accordance with the provisions of ASC 815, “Derivatives and Hedging.” On the date the derivative contract is entered into, the Company ordinarily designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on quarterly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The Company does not offset fair value of contracts in gain and loss positions.

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

The Company accounts for impairment or disposition of long-lived assets in accordance with the provisions of ASC 360, “Property, Plant, and Equipment.” In accordance with the provisions of ASC 360, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value of the asset.

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

(s)	Segment Information (See Note 20)

The Company accounts for segment information in accordance with the provisions of ASC 280, “Segment Reporting.” Pursuant to the provisions of ASC 280, the segments are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

The Company restructured its group organization on January 1, 2012 resulting in the number of reportable segments from six to eight. Accordingly, segment information for fiscal 2011 and fiscal 2010 has been reclassified to conform to the presentation for fiscal 2012.

(t)	Fair Value Measurements (See Note 18)

The provisions of ASC 820, “Fair Value Measurements and Disclosures” define fair value and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

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

The Company maintains policies and procedures to value assets and liabilities using the best and most relevant data available. With regards to Level 3 valuations, the Company performs a variety of procedures to assess the reasonableness of the valuations quarterly or annually. These reviews are performed by the accounting section and approved by President and Chief Financial Officer of the Company. This detailed review may include the use of a third-party valuation firm.

(u)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, impairment of goodwill, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans, and assets acquired and liabilities assumed in business combinations.

(v)	Adoption of New Accounting Standards

On April 1, 2009, the Company adopted the provisions of ASC 805, “Business Combinations.” The provisions of ASC 805 requires most identifiable assets, liabilities, noncontrolling interests (previously referred to as minority interests), and goodwill acquired in a business combination to be recorded at full fair value. On April 1, 2009, the Company adopted the provisions of ASC 810, “Consolidation.” ASC 810 require noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. The provisions of ASC 805 are applied to business combinations occurring after the effective date. The provisions of ASC 810 are applied prospectively to all noncontrolling interests, including any that arose before the effective date and the disclosure requirement is applied retrospectively.

(w)	New Accounting Pronouncements

In June 2011, FASB issued Accounting Standards Update (ASU) 2011-05, “Presentation of Comprehensive Income.” Under ASU 2011-05, which amends ASC 220, “Comprehensive Income,” an entity has the option to present the components of net income and other comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present other comprehensive income in the statements of equity. ASU 2011-05 is effective for the Company as of April 1, 2012, and should be applied retrospectively. The adoption of ASU 2011-05 is not expected to have a material effect on the Company’s consolidated financial statements. In December 2011, FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05.”

(x)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements in order to conform with the presentation used for the year ended March 31, 2012.

(2)	Acquisition

On December 16, 2009, the Company acquired all preferred shares of SANYO through a tender offer. On December 21, 2009, the Company subsequently converted the preferred shares to common shares, resulting in an acquisition of 50.2% of the voting rights and a controlling interest of SANYO.

SANYO is in the business of manufacturing and sales of solar cells, rechargeable batteries, electronic devices, commercial equipment, audio-visual equipment, home appliances, and other electronic and electric products. As a result of this acquisition, a collaborating relationship between the Company and SANYO is established under the larger business strategy as an united business group to generate synergy, such as the further expansion in the solar business, reinforcement of competitiveness in the rechargeable battery business, strengthening of the financial and business position of SANYO through the application of the Company’s cost reduction know-how, and creation of a comprehensive solution business centered on the environment and energy.

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

The total amount of goodwill had been included in “SANYO” segment. For the year ended March 31, 2012, the Company changed its segmentation and as a result, the goodwill was allocated to certain new segments such as “Industrial Devices” and “Energy.” The total amount of goodwill is not deductible for tax purposes.

Accrued warranty costs of 4,253 million yen were included in current liabilities in the table above.

Net sales and loss before income taxes of SANYO and its subsidiaries that are included in the consolidated statements of operations for the year ended March 31, 2010 are 399,888 million yen and 23,352 million yen, respectively.

The unaudited pro forma information shows the results of the Company’s consolidated operations for the year ended March 31, 2010 as though SANYO and its subsidiaries had been consolidated at the beginning of fiscal 2010. The pro forma data is not necessarily indicative of the Company’s results of operations that would actually have been reported if the transaction in fact had occurred on April 1, 2009, and is not necessarily representative of the Company’s consolidated results of operations for future periods. The unaudited pro forma information of net sales, net loss attributable to Panasonic Corporation and net loss per share attributable to Panasonic Corporation common shareholders for the year ended March 31, 2010 are 8,617,400 million yen, 133,012 million yen and 64.24 yen, respectively.

(3)	Inventories

Inventories at March 31, 2012 and 2011 are summarized as follows:

	Yen (millions)
	2012	2011
Finished goods	450,990	466,261
Work in process	144,403	164,329
Raw materials	234,873	265,834

	830,266	896,424

(4)	Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2012 and 2011, and for each of the three years ended March 31, 2012 is shown below. The most significant of these associated companies as of March 31, 2012 is Sumishin Panasonic Financial Services Co., Ltd. (SPFC). At March 31, 2012, the Company has a 15.1% equity ownership in SPFC.

The Company formerly had a 34.0% equity ownership in Sumishin Matsushita Financial Services Co., Ltd. (SMFC). On November 5, 2009, the Company sold certain equity interest to The Sumitomo Trust and Banking Co., Ltd. (On April 1, 2012, the name has been changed to Sumitomo Mitsui Trust Bank, Limited through a merger) and as a result, the Company had a 22.6% equity ownership in SMFC. On April 1, 2010, SMFC and STB Leasing Co., Ltd. merged their businesses to form SPFC. As a result, the Company has a 15.1% equity ownership in SPFC. The Company continues to apply the equity method subsequent to April 1, 2010 as the Company continues to hold significant influence over operating and financial policies of SPFC. On April 1, 2012, SPFC changed its name to Sumitomo Mitsui Trust Panasonic Finance Co., Ltd.

The Company formerly had a 27.6% shareholding of JVC KENWOOD Holding, Inc. (JVC KENWOOD HD). On January 25, 2011, JVC KENWOOD HD issued new shares of its common stock and disposed of its treasury shares through an international offering. As a result, JVC KENWOOD HD and its consolidated subsidiaries ceased to be an associated company of the Company under the equity method as the ownership percentage of the Company fell under 20% and the Company lost the ability to exercise influence over operating and financial policies of JVC KENWOOD HD. Financial information associated with JVC KENWOOD HD and its subsidiaries prior to January 25, 2011 is included in the aggregate information below; however, financial information subsequent to January 25, 2011 is not included.

The Company formerly accounted for the investment in Toshiba Matsushita Display Technology Co., Ltd. (TMD) and its subsidiaries under the equity method. On April 28, 2009, the Company sold all of its shares in TMD to Toshiba Corporation.

	Yen (millions)
	2012	2011
Current assets	1,163,276	1,307,304
Other assets	244,720	370,295

	1,407,996	1,677,599
Current liabilities	651,044	740,580
Other liabilities	376,906	541,691

Net assets	380,046	395,328

Company’s equity in net assets	119,421	127,219

	Yen (millions)
	2012	2011	2010
Net sales	942,008	1,151,710	1,176,332
Gross profit	170,920	267,498	254,507
Net income (loss)	20,104	38,377	(10,572)

Purchases and dividends received from associated companies for the three years ended March 31, 2012 are as follows:

	Yen (millions)
	2012	2011	2010
Purchases from	278,342	198,560	287,598
Dividends received	3,603	4,968	4,301

Retained earnings include undistributed earnings of associated companies in the amount of 41,562 million yen and 39,661 million yen, as of March 31, 2012 and 2011, respectively.

During the years ended March 31, 2012, 2011 and 2010, the Company incurred a write-down of 8,831 million yen, 8,318 million yen and 3,605 million yen, respectively, for other-than-temporary impairment of investments and advances in associated companies. The fair values of the investments and advances in associated companies were based on quoted market price or discounted cash flows by using appropriate discounted rate. An impairment charge was recorded to reduce the carrying value of the assets to fair value. The write-down is included in other deductions in the consolidated statements of operations.

Investments in associated companies include marketable equity securities which have quoted market values at March 31, 2012 and 2011 compared with the related carrying amounts as follows:

	Yen (millions)
	2012	2011
Carrying amount	31,077	39,267
Market value	30,910	42,920

(5)	Investments in Securities

The Company classifies its existing marketable equity securities, other than investments in associated companies, and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains and gross unrealized holding losses of available-for-sale securities included in short-term investments, and other investments and advances at March 31, 2012 and 2011 are as follows:

	Yen (millions)
	2012
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:
Other debt securities	473	483	10	—

	473	483	10	—

Noncurrent:
Equity securities	171,412	225,433	54,545	524
Corporate and government bonds	1,689	1,711	22	—
Other debt securities	80	110	30	—

	173,181	227,254	54,597	524

	Yen (millions)
	2011
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Noncurrent:
Equity securities	250,400	313,813	67,755	4,342
Corporate and government bonds	2,142	2,201	59	—
Other debt securities	544	546	8	6

	253,086	316,560	67,822	4,348

Maturities of investments in available-for-sale securities at March 31, 2012 and 2011 are as follows:

	Yen (millions)
	2012		2011
	Cost	Fair value	Cost	Fair value
Due within one year	473	483	—	—
Due after one year through five years	1,769	1,821	2,686	2,747
Equity securities	171,412	225,433	250,400	313,813

	173,654	227,737	253,086	316,560

Proceeds from sale of available-for-sale securities for the years ended March 31, 2012, 2011 and 2010 were 73,141 million yen, 22,102 million yen and 18,275 million yen, respectively. The gross realized gains on sale of available-for-sale securities for the years ended March 31, 2012, 2011 and 2010 were 13,532 million yen, 5,474 million yen and 3,756 million yen, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2012, 2011 and 2010 were 5,561 million yen, 965 million yen and 88 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2012, 2011 and 2010, the Company incurred a write-down of 7,597 million yen, 19,154 million yen and 2,965 million yen, respectively, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated market condition of certain industries in Japan. The write-down is included in other deductions in the consolidated statements of operations.

Gross unrealized holding losses on investments in available-for-sale securities and the fair value of the related investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2012 and 2011 are as follows:

	Yen (millions)
	2012
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	5,365	524	—	—	5,365	524

	5,365	524	—	—	5,365	524

	Yen (millions)
	2011
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	48,891	4,342	—	—	48,891	4,342
Other debt securities	35	6	—	—	35	6

	48,926	4,348	—	—	48,926	4,348

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company did not have investment securities that had been in a continuous loss position for twelve months or more at March 31, 2012 and 2011.

The carrying amounts of the Company’s cost method investments totaled 24,553 million yen and 27,914 million yen at March 31, 2012 and 2011, respectively. For substantially all such investments, the Company estimated that the fair value exceeded the carrying amounts of investments (that is, the investments were not impaired). For the years ended March 31, 2012, 2011 and 2010, certain investments were considered other-than-temporarily impaired, resulting in a write-down of 208 million yen, 67 million yen and 374 million yen, respectively.

At March 31, 2012 and 2011, equity securities with a book value of 32,130 million yen and 14,047 million yen were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

(6)	Leases

The Company has capital and operating leases for certain land, buildings, machinery and equipment, and finite-lived intangible assets with SPFC and other third parties.

During the years ended March 31, 2012, 2011 and 2010, the Company sold and leased back some of land, buildings, and machinery and equipment for 21,783 million yen, 126,639 million yen and 95,316 million yen, respectively. The base lease term ranges up to 10 years. The resulting leases are being accounted for as operating leases or capital leases. The amortization of deferred gains of these transactions, included in other income in the consolidated statements of operations, were not significant. Regarding certain leased assets, the Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term. Regarding leased land and buildings, there are no future commitments, obligations, provisions, or circumstances that require or result in the Company’s continuing involvement.

At March 31, 2012 and 2011, the gross book value of land, buildings, machinery and equipment, and finite-lived intangible assets under capital leases, including the above-mentioned sale-leaseback transactions was 72,931 million yen and 137,783 million yen, and the related accumulated amortization recorded was 34,712 million yen and 48,744 million yen, respectively.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 84,062 million yen, 88,473 million yen and 64,124 million yen for the years ended March 31, 2012, 2011 and 2010, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2012 are as follows:

	Yen (millions)
Year ending March 31	Capital leases	Operating leases
2013	18,084	46,415
2014	14,613	32,835
2015	10,601	15,211
2016	8,527	5,715
2017	7,922	3,326
Thereafter	18,982	14,254

Total minimum lease payments	78,729	117,756

Less amount representing interest	4,647

Present value of net minimum lease payments	74,082
Less current portion	16,740

Long-term capital lease obligations	57,342

(7)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets or related asset group will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The disclosure below has been modified to reflect the revised segments.

The Company recognized impairment losses in the aggregate of 399,259 million yen of long-lived assets during fiscal 2012.

The Company recorded impairment losses for certain buildings, machinery and equipment, and finite-lived intangible assets related to certain domestic flat TV manufacturing facilities in “AVC Networks” segment. As a result of the continuously substantial decline of product prices and the yen appreciation, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of buildings was determined through an appraisal based on the repurchase cost. The fair value of machinery and equipment was determined through an appraisal based on the repurchase cost or net realizable value. The fair value of finite-lived intangible assets was determined based on the discounted estimated cash flows expected to result from the use and eventual disposition of the assets.

The Company recorded impairment losses for certain machinery and equipment related to domestic semiconductor manufacturing facilities in “Industrial Devices” segment. As a result of the decline in market demand and per unit selling price of Digital AV products on which semiconductor business is heavily dependent as a supplier, the Company decided to cease the use of the above-mentioned facilities. The fair value of machinery and equipment was determined through an appraisal based on the net realizable value.

The Company recorded impairment losses of 25,536 million yen for certain finite-lived intangible assets related to customer relationship, and patents and know-how of optical pick-up business in “Industrial Devices” segment. As a result of the decline of product prices and the increase in material cost, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value was mainly determined based on excess earnings method and relief-from-royalty method.

The Company recorded impairment losses of 95,546 million yen for certain finite-lived intangible assets related to customer relationship, and patents and know-how of consumer lithium-ion battery business in “Energy” segment. As a result of decline of the product prices and the yen appreciation, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value was mainly determined based on excess earnings method and relief-from-royalty method.

Impairment losses of 212,151 million yen, 78,406 million yen, 99,183 million yen and 9,519 million yen were related to “AVC Networks,” “Industrial Devices,” “Energy” and the remaining segments, respectively.

On March 5, 2012, the Company and Innovation Network Corporation of Japan reached a final agreement regarding the sale of the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., a subsidiary of the Company, to Japan Display Inc. The Company classified these buildings, machinery and equipment, and finite-lived intangible assets related to the plant as assets held for sale and these assets were included in other current assets in the consolidated balance sheet at March 31, 2012. The Company sold these assets in April 2012.

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

The Company recorded impairment losses for certain finite-lived intangible assets related to right of trademark of “SANYO.” The Company decided “Panasonic” will be the only brand that conveys corporate messages for all the business groups, except for certain regions and products, and as a result, the Company estimated the carrying amounts of the assets would not be recoverable through future cash flows. The fair value was based on the discounted estimated cash flows expected to result from the use of the assets.

Impairment losses of 12,380 million yen, 2,004 million yen, 4,176 million yen, 2,092 million yen, 8,561 million yen, 3,056 million yen and 2,423 million yen were related to “AVC Networks,” “Systems & Communications,” “Eco Solutions,” “Industrial Devices,” “Energy,” “Other” and the remaining segments, respectively.

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

The Company recorded impairment losses for certain land, buildings, and machinery and equipment related to domestic battery manufacturing facilities. Due to the revamp of manufacturing capacity of the lithium-ion battery business, certain factories experienced a downturn in profitability. In addition, the Company had to transfer a part of its nickel-hydrogen battery business in relation to the acquisition of SANYO. As a result, the carrying amounts of certain domestic battery manufacturing facilities would not be recoverable through future cash flows. The fair value of land was determined through an appraisal based on the comparable sales method. The fair value of buildings, and machinery and equipment was determined through an appraisal based on the repurchase cost.

Impairment losses of 36,672 million yen, 8,193 million yen, 6,935 million yen, 19,629 million yen and 7,830 million yen were related to “AVC Networks,” “Appliances,” “Eco Solutions,” “Energy” and the remaining segments, respectively.

(8)	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by segment for the years ended March 31, 2012 and 2011, which have been modified to reflect the revised segments, are as follows:

	Yen (millions)
	AVC Networks	Appliances	Systems & Communications	Eco Solutions	Automotive Systems	Industrial Devices	Energy	Other	Total
Balance at March 31, 2010:
Goodwill	43,483	32,287	222,815	112,026	73,307	175,202	274,963	70,012	1,004,095
Accumulated impairment losses	—	(3,745)	(77,349)	—	—	—	—	—	(81,094)

	43,483	28,542	145,466	112,026	73,307	175,202	274,963	70,012	923,001

Goodwill acquired during the year	3,561	—	—	1,087	—	—	—	—	4,648
Translation adjustments	—	—	—	(2,897)	—	—	—	—	(2,897)

Balance at March 31, 2011:
Goodwill	47,044	32,287	222,815	110,216	73,307	175,202	274,963	70,012	1,005,846
Accumulated impairment losses	—	(3,745)	(77,349)	—	—	—	—	—	(81,094)

	47,044	28,542	145,466	110,216	73,307	175,202	274,963	70,012	924,752

Goodwill Acquired during the year	575	—	—	—	—	—	—	—	575
Goodwill impaired during the year	(8,394)	—	—	—	—	(71,617)	(73,387)	(10,504)	(163,902)
Translation adjustments	—	—	—	(3,710)	—	—	—	—	(3,710)
Other	—	—	—	—	—	—	—	(298)	(298)

Balance at March 31, 2012:
Goodwill	47,619	32,287	222,815	106,506	73,307	175,202	274,963	69,714	1,002,413
Accumulated impairment losses	(8,394)	(3,745)	(77,349)	—	—	(71,617)	(73,387)	(10,504)	(244,996)

	39,225	28,542	145,466	106,506	73,307	103,585	201,576	59,210	757,417

The Company recorded an impairment loss of 26,988 million yen for the year ended March 31, 2012 related to goodwill of semiconductor business in “Industrial Devices” segment. This impairment was due to a decrease in the estimated fair value of the reporting unit caused by the decline in market demand and per unit selling price of Digital AV products on which semiconductor business is heavily dependent as a supplier. The fair value was determined based on the combination of discounted cash flow method and guideline public company method.

The Company recorded an impairment loss of 44,629 million yen for the year ended March 31, 2012 related to goodwill of optical pick-up business in “Industrial Devices” segment. This impairment was due to a decrease in the estimated fair value of the reporting unit caused by the decline of product prices and the increase in material cost. The fair value was determined based on the combination of discounted cash flow method, guideline public company method and guideline transaction method.

The Company recorded an impairment loss of 73,387 million yen for the year ended March 31, 2012 related to goodwill of consumer lithium-ion battery business in “Energy” segment. This impairment was due to a decrease in the estimated fair value of the reporting unit caused by the decline of product prices and the yen appreciation. The fair value was determined based on the combination of discounted cash flow method, guideline public company method and guideline transaction method.

The Company recorded an impairment loss of 8,394 million yen and 10,504 million yen for the year ended March 31, 2012 related to “AVC Networks” and “Other” segment, respectively. These impairments were due to a downturn in profitability and the fair value was determined based on the discounted cash flow method.

Intangible assets, excluding goodwill, at March 31, 2012 and 2011 are as follows:

	Yen (millions)
	2012		2011
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Finite-lived intangible assets:
Patents and know-how	301,614	106,291	451,868	97,450
Software	321,623	255,040	298,328	229,132
Other	115,728	36,738	163,220	47,180

	738,965	398,069	913,416	373,762

	Yen (millions)
	2012	2011
Indefinite-lived intangible assets	4,855	3,133

Aggregate amortization expense for finite-lived intangible assets for each of the years ended March 31, 2012, 2011 and 2010 was 78,455 million yen, 82,762 million yen and 46,175 million yen, respectively.

Estimated amortization expenses for the next five years are as follows:

Year ending March 31	Yen (millions)
2013	60,239
2014	51,955
2015	42,990
2016	34,447
2017	26,371

There were no impairment losses of indefinite-lived intangible assets for each of the three years ended March 31, 2012. Impairment losses of finite-lived intangible assets are included in impairment losses of long-lived assets discussed in Note 7.

(9)	Long-term Debt and Short-term Debt

Long-term debt at March 31, 2012 and 2011 is set forth below:

	Yen (millions)
	2012	2011
Unsecured Straight bond, due 2011, interest 1.64%	—	100,000
Unsecured Straight bond, due 2012, interest 1.14%	—	100,000
Unsecured Straight bond, due 2013, interest 0.38%	150,000	150,000
Unsecured Straight bond, due 2013, interest 0.82% *1	10,000	—
Unsecured Straight bond, due 2013, interest 1.49% *2	20,000	—
Unsecured Straight bond, due 2014, interest 1.404%	200,000	200,000
Unsecured Straight bond, due 2014, interest 2.02% *1	31,769	—
Unsecured Straight bond, due 2015, interest 1.66% *2	39,996	—
Unsecured Straight bond, due 2016, interest 0.752%	200,000	200,000
Unsecured Straight bond, due 2018, interest 1.081%	150,000	150,000
Unsecured Straight bond, due 2019, interest 2.05%	100,000	100,000
Unsecured Straight bond, due 2019, interest 1.593% *2	30,000	—
Unsecured Straight bonds issued by subsidiaries, due 2011 - 2019, interest 0.82% - 2.02% *1,2	—	162,407
Unsecured bank loans, due 2011 - 2015, effective interest 1.0% in fiscal 2012 and 1.1% in fiscal 2011	149,814	259,801
Secured bank loans by subsidiaries, due 2011 - 2027, effective interest 1.84% in fiscal 2012 and 1.91% in fiscal 2011	1,732	3,473
Capital lease obligations	74,082	110,177

	1,157,393	1,535,858
Less current portion	215,625	373,571

	941,768	1,162,287

*1	Bonds originally issued by SANYO were transferred to the Company in fiscal 2012.
*2	Bonds originally issued by Panasonic Electric Works Co., Ltd. (PEW) were transferred to the Company in fiscal 2012.

The aggregate annual maturities of long-term debt after March 31, 2012 are as follows:

Year ending March 31	Yen (millions)
2013	215,625
2014	285,960
2015	100,584
2016	248,594
2017	7,659
2018 and thereafter	298,971

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank. At March 31, 2012 and 2011, loans subject to such general agreements amounted to 1,732 million yen and 3,899 million yen, respectively.

Each of the loan agreements grants the lender the right to request additional security or mortgages on certain assets. At March 31, 2012 and 2011, other investments and advances, and property, plant and equipment with a book value of 2,550 million yen and 8,945 million yen respectively, were pledged as collateral by subsidiaries for secured loans from banks.

The balance of short-term debt also includes borrowings under acceptances and short-term loans of foreign subsidiaries. Additionally, the balance of short-term debt at March 31, 2012 includes 369,489 million yen of short-term bonds, which were newly issued during fiscal 2012. The weighted-average interest rate on short-term debt outstanding at March 31, 2012 and 2011 was 0.6% and 2.8%, respectively.

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

Effective April 1, 2002, the Company and some of the subsidiaries amended their benefit pension plans by introducing a “point-based benefits system,” and their lump-sum payment plans to cash balance pension plans. Under the point-based benefits system, benefits are calculated based on accumulated points allocated to employees each year according to their job classification and years of service. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current rate of pay and market-related interest rate.

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2012 and 2011 are as follows:

	Yen (millions)
	2012	2011
Change in benefit obligations:
Benefit obligations at beginning of year	2,241,669	2,214,107
Service cost	55,368	55,371
Interest cost	54,552	57,093
Prior service benefit	28,019	—
Actuarial loss	84,360	29,895
Benefits paid	(159,892)	(109,591)
Effect of changes in consolidated subsidiaries	—	8,391
Foreign currency exchange impact	(886)	(4,649)
Curtailments, settlements and other	(9,546)	(8,948)

Benefit obligations at end of year	2,293,644	2,241,669

Change in plan assets:
Fair value of plan assets at beginning of year	1,746,518	1,775,007
Actual return on plan assets	31,681	(16,703)
Employer contributions	78,728	93,612
Benefits paid	(133,310)	(100,004)
Effect of changes in consolidated subsidiaries	—	3,646
Foreign currency exchange impact	(1,021)	(4,145)
Curtailments, settlements and other	(1,198)	(4,895)

Fair value of plan assets at end of year	1,721,398	1,746,518

Funded status	(572,246)	(495,151)

The accumulated benefit obligation for the pension plans was 2,246,385 million yen and 2,184,954 million yen at March 31, 2012 and 2011, respectively.

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2012 and 2011 are as follows:

	Yen (millions)
	2012	2011
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,209,646	2,135,047
Fair value of plan assets	1,636,662	1,635,656
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	2,162,639	2,078,759
Fair value of plan assets	1,636,662	1,632,963

Accounts recognized in the consolidated balance sheet at March 31, 2012 and 2011 consist of:

	Yen (millions)
	2012	2011
Other assets	738	4,240
Other current liabilities	(6,434)	(6,431)
Retirement and severance benefits	(566,550)	(492,960)

	(572,246)	(495,151)

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2012 and 2011 consist of:

	Yen (millions)
	2012	2011
Prior service benefit	(122,795)	(172,964)
Actuarial loss	588,447	530,195

	465,652	357,231

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for each of the three years ended March 31, 2012 consist of the following components:

	Yen (millions)
	2012	2011	2010
Service cost—benefits earned during the year	55,368	55,371	50,285
Interest cost on projected benefit obligation	54,552	57,093	51,239
Expected return on plan assets	(52,299)	(55,583)	(43,971)
Amortization of prior service benefit	(23,347)	(24,544)	(25,011)
Recognized actuarial loss	31,203	25,493	39,758
Losses on curtailments and settlements	10,419	2,123	3,818

Net periodic benefit cost	75,896	59,953	76,118

The estimated prior service benefit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost for fiscal 2013 are gains of 22,259 million yen and losses of 32,802 million yen, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2012 and 2011 are as follows:

	2012	2011
Discount rate	2.2%	2.5%
Rate of compensation increase	1.8%	1.8%

Weighted-average assumptions used to determine net periodic benefit cost for the three years ended March 31, 2012 are as follows:

	2012	2011	2010
Discount rate	2.5%	2.6%	2.7%
Expected return on plan assets	3.1%	3.2%	3.1%
Rate of compensation increase	1.8%	1.8%	1.7%

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

The Company’s pension plan assets allocation is approximately 40% for equity securities, approximately 40% for debt securities, and approximately 20% for other investments, primarily in life insurance company general accounts.

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

The fair values of the Company’s pension plan assets at March 31, 2012 and 2011, by asset category are as follows:

	Yen (millions)
	2012
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	22,503	28,345	—	50,848
Equity securities:
Japanese companies	84,697	—	—	84,697
Foreign companies	78,952	—	—	78,952
Commingled funds (a)	—	457,196	—	457,196
Debt securities:
Government and Municipal bonds	133,962	—	—	133,962
Corporate bonds	—	50,011	—	50,011
Commingled funds (b)	—	526,810	—	526,810
Life insurance company general accounts	—	196,880	—	196,880
Other (c)	—	121,470	20,572	142,042

Total	320,114	1,380,712	20,572	1,721,398

	Yen (millions)
	2011
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	42,417	11,191	—	53,608
Equity securities:
Japanese companies	86,831	—	—	86,831
Foreign companies	113,294	2,236	—	115,530
Commingled funds (a)	71	444,559	—	444,630
Debt securities:
Government and Municipal bonds	177,679	—	—	177,679
Corporate bonds	—	45,019	—	45,019
Commingled funds (b)	—	474,016	—	474,016
Life insurance company general accounts	—	198,010	—	198,010
Other (c)	—	130,181	21,014	151,195

Total	420,292	1,305,212	21,014	1,746,518

(a)	These funds invest mainly in listed equity securities, approximately 60% Japanese companies and 40% foreign companies.
(b)	These funds primarily invest in Japanese government bonds and foreign government bonds.
(c)	Other investments primarily include fund-of-funds investment and equity long/short hedge funds investment.

The three levels of the fair value hierarchy are discussed in Note 18.

Level 1 assets are comprised principally of equity securities and government and municipal bonds, which are valued using unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 assets are comprised principally of commingled funds, which are valued at their net asset values that are calculated by the fund and have daily liquidity, corporate bonds, which are valued based on quoted prices for identical assets in market that are not active, and life insurance company general accounts, which are valued at conversion value. Fund of funds investment and hedge funds investment that use equity long/short strategies, which primarily invest in listed equity securities and debt securities, are valued based on net asset value.

Level 3 assets are comprised principally of collateralized loan obligation investment and private equity investment, which are valued based on prices and other relevant information such as similar market transactions and latest round of financing data.

The reconciliation of the beginning and ending balances of level 3 assets at March 31, 2012 and 2011, are as follows:

	Yen (millions)
	Collateralized loan obligation	Private equity	Total
Balance at April 1, 2010	8,715	6,397	15,112
Realized gains (losses)	2,167	—	2,167
Unrealized gains (losses) relating to assets held	3,036	(330)	2,706
Purchases, sales, issuances and settlements, net	912	1,663	2,575
Transfers out of Level 3	(1,546)	—	(1,546)

Balance at March 31, 2011	13,284	7,730	21,014

Realized gains (losses)	2,515	1,656	4,171
Unrealized gains (losses) relating to assets held	(775)	71	(704)
Purchases, sales, issuances and settlements, net	(2,397)	765	(1,632)
Transfers out of Level 3	(2,277)	—	(2,277)

Balance at March 31, 2012	10,350	10,222	20,572

The Company expects to contribute 89,796 million yen to its defined benefit plans in fiscal 2013.

The benefits expected to be paid from the defined pension plans in each fiscal year 2013 – 2017 are 116,691 million yen, 116,306 million yen, 119,053 million yen, 120,245 million yen and 118,469 million yen, respectively. The aggregate benefits expected to be paid in the five years from fiscal 2018 – 2022 are 643,928 million yen. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at March 31 and include estimated future employee service.

(11)	Income Taxes

Income (loss) before income taxes and income taxes for each of the three years ended March 31, 2012 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2012
Income (loss) before income taxes	(838,217)	25,373	(812,844)
Income taxes:
Current	26,346	42,860	69,206
Deferred	(58,706)	(733)	(59,439)

Total income taxes	(32,360)	42,127	9,767

For the year ended March 31, 2011
Income before income taxes	23,356	155,451	178,807
Income taxes:
Current	28,479	60,431	88,910
Deferred	20,913	(6,813)	14,100

Total income taxes	49,392	53,618	103,010

For the year ended March 31, 2010
Income (loss) before income taxes	(80,125)	50,810	(29,315)
Income taxes:
Current	22,105	36,042	58,147
Deferred	80,954	2,732	83,686

Total income taxes	103,059	38,774	141,833

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the three years ended March 31, 2012.

The effective tax rates for each of the years differ from the combined statutory tax rates for the following reasons:

	2012	2011	2010
Combined statutory tax rate	(40.5)%	40.5%	(40.5)%
Lower tax rates of overseas subsidiaries	(0.4)	(15.4)	(38.4)
Expenses not deductible for tax purposes	0.5	3.2	25.7
Change in valuation allowance allocated to income tax expenses	27.2	24.4	473.8
Tax effects attributable to investments in subsidiaries	0.8	2.2	45.7
Per capita tax	0.2	1.2	8.3
Goodwill impairment	8.2	—	5.2
Effect of enacted changes in Japanese tax laws and rates	3.7	—	—
Other	1.5	1.5	4.0

Effective tax rate	1.2%	57.6%	483.8%

For the year ended March 31, 2012, Japanese corporate tax law and statutory tax rates to apply to taxable income from next year onwards were enacted in Japan. Tax law changes result in reductions in rates in two steps in future years. In consequence, the Company has recorded income tax expense of 25,536 million yen for adjustments of deferred tax assets and liabilities.

The significant components of deferred income tax expenses for the three years ended March 31, 2012 are as follows:

	Yen (millions)
	2012	2011	2010
Deferred tax expense (exclusive of the effects of other components listed below)	(50,086)	31,999	111,579
Adjustments of deferred tax assets and liabilities for enacted changes in Japanese tax laws and rates	25,536	—	—
Benefits of net operating loss carryforwards	(34,889)	(17,899)	(27,893)

	(59,439)	14,100	83,686

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2012 and 2011 are presented below:

	Yen (millions)
	2012	2011
Deferred tax assets:
Inventory valuation	81,004	87,647
Expenses accrued for financial statement purposes but not currently included in taxable income	179,860	171,779
Property, plant and equipment	240,033	231,987
Retirement and severance benefits	236,565	273,830
Tax loss carryforwards	723,897	653,378
Other	178,700	181,190

Total gross deferred tax assets	1,640,059	1,599,811
Less valuation allowance	1,029,825	990,354

Net deferred tax assets	610,234	609,457

Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(20,604)	(26,130)
Intangible assets	(89,442)	(166,403)
Other	(65,595)	(82,936)

Total gross deferred tax liabilities	(175,641)	(275,469)

Net deferred tax assets	434,593	333,988

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2012.

The net change in total valuation allowance for the years ended March 31, 2012, 2011 and 2010 was an increase of 39,471 million yen, a decrease of 24,349 million yen and an increase of 536,706 million yen, respectively.

At March 31, 2012, the Company had, for income tax purposes, net operating loss carryforwards of approximately 2,144,980 million yen, of which 1,991,944 million yen expire from fiscal 2013 through 2021 and the remaining balance will expire thereafter or do not expire. At March 31, 2012, the Company had, for income tax purposes, tax credit carryforwards of approximately 46,983 million yen, which expire from fiscal 2013 through 2015.

Net deferred tax assets and liabilities at March 31, 2012 and 2011 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2012	2011
Other current assets	226,180	254,413
Other assets	338,754	329,920
Other current liabilities	(4,789)	(1,466)
Other liabilities	(125,552)	(248,879)

Net deferred tax assets	434,593	333,988

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 920,083 million yen as of March 31, 2012, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to indefinitely reinvest undistributed earnings. The calculation of related unrecognized deferred tax liability is not practicable.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for each of the three years ended March 31, 2012 is as follows:

	Yen (millions)
	2012	2011	2010

Balance at beginning of year	(14,693)	(9,843)	(7,187)
Increase related to prior year tax positions	(6,058)	(5,690)	(685)
Decrease related to prior year tax positions	1,435	532	1,780
Increase related to current year tax positions	(3,541)	(1,986)	(1,195)
Change in consolidated subsidiaries	1,616	—	(3,339)
Settlements	5,646	1,451	747
Translation adjustments	284	843	36

Balance at end of year	(15,311)	(14,693)	(9,843)

As of March 31, 2012, 2011 and 2010, the total amount of unrecognized tax benefits are 14,457 million yen, 14,175 million yen and 9,843 million yen, respectively, that if recognized, would reduce the effective tax rate. It is reasonably possible that developments on tax matters in certain tax jurisdictions may result in approximately twenty percent decrease of the Company’s total unrecognized tax benefits within the next twelve months. The Company has accrued interests and penalties related to unrecognized tax benefits and the amount of interest and penalties included in provision for income taxes and cumulative amount accrued were not material as of and for the years ended March 31, 2012, 2011 and 2010.

The Company files income tax returns in Japan and various foreign tax jurisdictions. There are a number of subsidiaries which operate within each of the Company’s major jurisdictions resulting in a range of open tax years. The open tax year for the Company is fiscal 2012. The open tax years for its significant subsidiaries in Japan, the United States of America, the United Kingdom and China range from fiscal 2004 and thereafter.

(12)	Stockholders’ Equity

The Company may repurchase its common stock from the market pursuant to the Company Law of Japan. For the years ended March 31, 2012, 2011 and 2010, respectively, 635,123 shares, 327,193 shares and 53,863 shares were repurchased.

The Company sold 242,043,928 shares, 15,100 shares and 17,731 shares of its treasury stock for the years ended March 31, 2012, 2011 and 2010, respectively. Sales of treasury stock for the year ended March 31, 2012 includes the share exchange of treasury stock to noncontrolling interest holders. On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries through the share exchange in order to accelerate synergy generation and maximize synergy. All the shares delivered by the Company were sourced from its treasury stocks (241,961,655 shares) held by the Company. As a result, treasury stock decreased by 424,010 million yen. The difference between the fair value of the shares of the Company delivered to the noncontrolling interest and the decrease in the carrying amount of the treasury stock was recognized as an adjustment to capital surplus and retained earnings in the consolidated balance sheets.

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

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2012 represent dividends paid out during the periods and related appropriation to the legal reserve. Cash dividends per share paid during each of the three years ended March 31, 2012 amounted to 10.00 yen, 10.00 yen and 12.50 yen, respectively. The accompanying consolidated financial statements do not include any provisions for the year-end dividend of 5.0 yen per share, totaling approximately 11,559 million yen in respect of the year ended March 31, 2012 approved by the board of directors in May 2012.

In accordance with the Company Law of Japan, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of 247,277 million yen at March 31, 2012 were restricted as to the payment of cash dividends.

(13)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for each of the three years ended March 31, 2012 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2012
Translation adjustments:
Translation adjustments arising during the period	(27,206)	—	(27,206)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	6,260	—	6,260

Net translation adjustments	(20,946)	—	(20,946)

Unrealized holding gains (losses) of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(7,989)	4,887	(3,102)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(374)	151	(223)

Net unrealized gains (losses)	(8,363)	5,038	(3,325)

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	(583)	3	(580)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(9,556)	4,118	(5,438)

Net unrealized gains (losses)	(10,139)	4,121	(6,018)

Pension liability adjustments:
Prior service benefit arising during the period	(28,019)	11,348	(16,671)
Less: Amortization of prior service benefit included in net periodic benefit cost	(23,117)	9,772	(13,345)

Net prior service benefit	(51,136)	21,120	(30,016)

Actuarial gain (loss) arising during the period	(100,235)	26,854	(73,381)
Less: Amortization of actuarial gain (loss) included in net periodic benefit cost	40,941	(16,272)	24,669

Net actuarial gain (loss)	(59,294)	10,582	(48,712)

Net pension liability adjustments	(110,430)	31,702	(78,728)

Other comprehensive income (loss)	(149,878)	40,861	(109,017)

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2011
Translation adjustments:
Translation adjustments arising during the period	(88,016)	—	(88,016)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	2,001	—	2,001

Net translation adjustments	(86,015)	—	(86,015)

Unrealized holding gains (losses) of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	(53,060)	21,554	(31,506)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	14,645	(5,928)	8,717

Net unrealized gains (losses)	(38,415)	15,626	(22,789)

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	16,125	(7,364)	8,761
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(12,947)	5,174	(7,773)

Net unrealized gains (losses)	3,178	(2,190)	988

Pension liability adjustments:
Prior service benefit arising during the period	—	—	—
Less: Amortization of prior service benefit included in net periodic benefit cost	(23,803)	10,077	(13,726)

Net prior service benefit	(23,803)	10,077	(13,726)

Actuarial gain (loss) arising during the period	(99,459)	33,979	(65,480)
Less: Amortization of actuarial gain (loss) included in net periodic benefit cost	26,276	(10,437)	15,839

Net actuarial gain (loss)	(73,183)	23,542	(49,641)

Net pension liability adjustments	(96,986)	33,619	(63,367)

Other comprehensive income (loss)	(218,238)	47,055	(171,183)

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2010
Translation adjustments:
Translation adjustments arising during the period	(21,186)	—	(21,186)
Less: Reclassification adjustment for (gains) losses included in net income (loss)	10,129	—	10,129

Net translation adjustments	(11,057)	—	(11,057)

Unrealized holding gains (losses) of available-for-sale securities:
Unrealized holding gains (losses) arising during the period	88,042	(36,356)	51,686
Less: Reclassification adjustment for (gains) losses included in net income (loss)	(703)	280	(423)

Net unrealized gains (losses)	87,339	(36,076)	51,263

Unrealized holding gains (losses) of derivative instruments:
Unrealized holding gains (losses) arising during the period	4,607	(1,543)	3,064
Less: Reclassification adjustment for (gains) losses included in net income (loss)	4,657	(1,560)	3,097

Net unrealized gains (losses)	9,264	(3,103)	6,161

Pension liability adjustments:
Prior service benefit arising during the period	—	—	—
Less: Amortization of prior service benefit included in net periodic benefit cost	(23,947)	8,962	(14,985)

Net prior service benefit	(23,947)	8,962	(14,985)

Actuarial gain (loss) arising during the period	139,867	(49,300)	90,567
Less: Amortization of actuarial gain (loss) included in net periodic benefit cost	39,159	(14,963)	24,196

Net actuarial gain (loss)	179,026	(64,263)	114,763

Net pension liability adjustments	155,079	(55,301)	99,778

Other comprehensive income (loss)	240,625	(94,480)	146,145

(14)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for each of the three years ended March 31, 2012 is as follows:

	Yen (millions)
	2012	2011	2010
Net income (loss) attributable to Panasonic Corporation common shareholders	(772,172)	74,017	(103,465)

	Number of shares
	2012	2011	2010
Average common shares outstanding	2,312,167,772	2,070,341,989	2,070,623,618

	Yen
	2012	2011	2010
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(333.96)	35.75	(49.97)
Diluted	—	—	—

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders for the years ended March 31, 2010 through 2012 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(15)	Restructuring Charges

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for each of the three years ended March 31, 2012 are as follows:

	Yen (millions)
	2012	2011	2010
Expenses associated with the implementation of early retirement programs:
Domestic	91,880	14,312	33,070
Overseas	9,114	3,359	5,884

Total	100,994	17,671	38,954
Expenses associated with the closure and integration of locations	83,459	39,282	15,918

Total restructuring charges	184,453	56,953	54,872

These restructuring charges are included in other deductions in the consolidated statements of operations.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement benefits are recognized when the employees accept the offer and the amount can be reasonably estimated. Expenses associated with the closure and integration of locations include amounts such as moving expenses of facilities and costs to terminate leasing contracts incurred at domestic and overseas manufacturing plants and sales offices. An analysis of the accrued restructuring charges for each of the three years ended March 31, 2012 is as follows:

	Yen (millions)
	2012	2011	2010
Balance at beginning of year	31,492	9,389	32,523
New charges	184,453	56,953	54,872
Cash payments or otherwise settled	(145,003)	(34,850)	(78,006)

Balance at end of year	70,942	31,492	9,389

The restructuring activities are generally insignificant on an individual activity basis and are short term in nature and are generally completed within one year of initiation. The total amount of costs expected to be incurred in connection with the activity are generally not materially different from the respective restructuring charges as disclosed below except as indicated otherwise. Furthermore, the amounts of restructuring costs incurred subsequent to the fiscal year end of the initiation of any given restructuring activity are not significant except as indicated otherwise.

The disclosure below has been modified to reflect the revised segments.

The following description represents restructuring activities for the year ended March 31, 2012 by segment:

AVC Networks

AVC Networks segment restructured its operations to improve cost competitiveness through selection and concentration of business mainly in Japan. Total restructuring charges amounting to 79,287 million yen included implementation of early retirement programs of 18,729 million yen and closure and integration of manufacturing locations in the amount of 60,558 million yen. The ending liability balance amounted to 45,819 million yen and 174 million yen for the years ended March 31, 2012 and 2011, respectively.

In addition to various restructuring activities in this segment, the Company made a decision to shut off production in domestic plasma display panel fifth factory of Panasonic Plasma Display Co., Ltd., a subsidiary of the Company. Due to the continuously substantial decline of product prices caused by intense price competition and the yen appreciation, the profitability of the flat-panel TV business declined significantly. The Company decided to restructure the panel business to optimize its production scale by consolidating manufacturing sites. The restructuring activity and material cash outlays are expected to take place through fiscal 2015. The total amount expected to be incurred in connection with the activity and the actual amount incurred for the year ended March 31, 2012 amounted to 51,083 million yen. In connection with the plasma display panel business, there was no beginning liability balance with new restructuring charges incurred in the amount of 51,083 million yen and costs paid or otherwise settled of 5,264 million yen during the fiscal year. The ending liability balance amounted to 45,819 million yen.

Appliances

Appliances segment restructured its operations to improve efficiency. Total restructuring charges amounting to 11,728 million yen included implementation of early retirement programs of 9,584 million yen and closure and integration of locations in the amount of 2,144 million yen. The ending liability balance amounted to 59 million yen and 168 million yen for the years ended March 31, 2012 and 2011, respectively.

Systems & Communications

Systems & Communications segment restructured its operations to improve efficiency. Total restructuring charges amounting to 740 million yen included implementation of early retirement programs of 619 million yen and closure and integration of locations in the amount of 121 million yen. There was no ending liability balance for the year ended March 31, 2012. The ending liability balance amounted to 1,882 million yen for the year ended March 31, 2011.

Eco Solutions

Eco Solutions segment restructured its operations mainly in Japan to improve cost effectiveness. Total restructuring charges amounting to 11,834 million yen included implementation of early retirement programs of 9,037 million yen and closure and integration of locations in the amount of 2,797 million yen. The ending liability balance amounted to 170 million yen for the year ended March 31 2012. There was no ending liability balance for the year ended March 31, 2011.

Automotive Systems

Automotive Systems segment restructured its operations to improve efficiency overseas. Total restructuring charges amounting to 658 million yen included implementation of early retirement programs of 572 million yen and closure and integration of locations in the amount of 86 million yen. There was no ending liability balance for the years ended March 31, 2012 and 2011, respectively.

Industrial Devices

Industrial Devices segment restructured its operations to improve efficiency and cost effectiveness mainly in Japan. Total restructuring charges amounting to 21,531 million yen included implementation of early retirement programs of 19,429 million yen and closure and integration of locations in the amount of 2,102 million yen. The ending liability balance amounted to 831 million yen and 91 million yen for the years ended March 31, 2012 and 2011, respectively.

Energy

Energy segment restructured its operations mainly to accelerate integration of manufacturing bases and organization in Japan. Total restructuring charges amounting to 7,684 million yen included implementation of early retirement programs of 4,560 million yen and closure and integration of locations in the amount of 3,124 million yen. The ending liability balance amounted to 177 million yen and 137 million yen for the years ended March 31, 2012 and 2011, respectively.

Other

Other segment restructured its operations for selection and concentration of its businesses in Japan and overseas. Total restructuring charges amounting to 50,991 million yen included early retirement programs of 38,464 million yen and closure and integration of locations in the amount of 12,527 million yen. The ending liability balance amounted to 23,886 million yen and 29,040 million yen for the years ended March 31, 2012 and 2011, respectively.

The total amount expected to be incurred in connection with the restructuring activity of SANYO’s semiconductor business that was initiated in fiscal 2011 amounted to 44,170 million yen as of March 31, 2012. The beginning liability balance amounted to 28,060 million yen with no additional restructuring charges incurred and costs paid or otherwise settled of 24,416 million yen during the fiscal year. The ending liability balance amounted to 3,644 million yen.

The following description represents restructuring activities for the year ended March 31, 2011 by segment:

AVC Networks

AVC Networks segment restructured its operations to improve efficiency. Total restructuring charges amounting to 2,140 million yen included implementation of early retirement programs of 1,845 million yen and closure and integration of locations in the amount of 295 million yen. The ending liability balance amounted to 174 million yen and 992 million yen for the years ended March 31, 2011 and 2010, respectively.

Appliances

Appliances segment restructured its operations to improve efficiency. Total restructuring charges amounting to 3,101 million yen included implementation of early retirement programs of 1,023 million yen and closure and integration of manufacturing locations in the amount of 2,078 million yen. The ending liability balance amounted to 168 million yen and 3,192 million yen for the years ended March 31, 2011 and 2010, respectively.

Systems & Communications

Systems & Communications segment restructured its operations consisting mainly of integration of manufacturing bases in Japan. Total restructuring charges amounting to 2,218 million yen included implementation of early retirement programs of 26 million yen and closure and integration of locations in the amount of 2,192 million yen. The ending liability balance amounted to 1,882 million yen and 760 million yen for the years ended March 31, 2011 and 2010, respectively.

Eco Solutions

Eco Solutions segment restructured its operations mainly in Japan to improve cost effectiveness. Total restructuring charges amounting to 1,325 million yen included implementation of early retirement programs of 434 million yen and closure and integration of locations in the amount of 891 million yen. There was no ending liability balance for the year ended March 31, 2011. The ending liability balance amounted to 1,047 million yen for the year ended March 31, 2010.

Automotive Systems

There was no restructuring charge in Automotive Systems segment. There was no ending liability balance for the year ended March 31, 2011. The ending liability balance amounted to 232 million yen for the year ended March 31, 2010.

Industrial Devices

Industrial Devices segment restructured its operations to improve efficiency and cost effectiveness. Total restructuring charges amounting to 1,346 million yen included implementation of early retirement programs of 324 million yen and closure and integration of locations in the amount of 1,022 million yen. The ending liability balance amounted to 91 million yen and 2,247 million yen for the years ended March 31, 2011 and 2010, respectively.

Energy

Energy segment restructured its operations to improve cost effectiveness. Total restructuring charges amounting to 468 million yen included implementation of early retirement programs of 303 million yen and closure and integration of locations in the amount of 165 million yen. The ending liability balance amounted to 137 million yen and 40 million yen for the years ended March 31, 2011 and 2010, respectively.

Other

Other segment restructured its operations to improve efficiency. Total restructuring charges amounting to 46,355 million yen included early retirement programs of 13,716 million yen and closure and integration of manufacturing locations in the amount of 32,639 million yen. The ending liability balance amounted to 29,040 million yen and 879 million yen for the years ended March 31, 2011 and 2010, respectively.

In addition to various restructuring activities in this segment, SANYO decided to restructure the Semiconductor business as the result of the SANYO’s Board of Directors’ action to approve the divestiture on July 15, 2010. The divestiture became effective January 1, 2011. This restructuring activity and subsequent divestiture were the result of SANYO’s conclusion that its Semiconductor business did not align with SANYO’s strategic and growth initiatives. The restructuring activity and material cash outlays are expected to take place through fiscal 2013. The total amount expected to be incurred in connection with the activity and the actual amount incurred for the year ended March 31, 2011 amounted to 44,170 million yen. In connection with the Semiconductor business, there was no beginning liability balance with new restructuring charges incurred in the amount of 44,170 million yen and costs paid or otherwise settled of 16,110 million yen during the fiscal year. The ending liability balance amounted to 28,060 million yen.

The following description represents restructuring activities for the year ended March 31, 2010 by segment:

AVC Networks

AVC Networks segment restructured its operations to improve its cost competitiveness. Total restructuring charges amounting to 2,289 million yen included implementation of early retirement programs of 1,534 million yen and closure and integration of locations in the amount of 755 million yen. The ending liability balance amounted to 992 million yen and 3,412 million yen for the years ended March 31, 2010 and 2009, respectively.

Appliances

Appliances segment restructured its operations to accelerate concentration of its business for strengthening its management structure. Total restructuring charges amounting to 7,710 million yen included implementation of early retirement programs of 5,996 million yen and closure and integration of locations in the amount of 1,714 million yen. The ending liability balance amounted to 3,192 million yen and 107 million yen for the years ended March 31, 2010 and 2009, respectively.

Systems & Communications

Systems & Communications segment restructured its operations to improve efficiency in Japan. Total restructuring charges amounting to 13,549 million yen included implementation of early retirement programs of 11,209 million yen and closure and integration of locations in the amount of 2,340 million yen. The ending liability balance amounted to 760 million yen and 23,489 million yen for the years ended March 31, 2010 and 2009, respectively.

Eco Solutions

Eco Solutions segment restructured its operations to improve cost efficiency in Japan and overseas. Total restructuring charges amounting to 9,174 million yen included implementation of early retirement programs of 5,787 million yen and closure and integration of locations in the amount of 3,387 million yen. The ending liability balance amounted to 1,047 million yen and 1,853 million yen for the years ended March 31, 2010 and 2009, respectively.

Automotive Systems

Automotive Systems segment restructured its operations to improve cost effectiveness overseas. Total restructuring charges amounting to 233 million yen included implementation of early retirement programs of 209 million yen and closure and integration of locations in the amount of 24 million yen. The ending liability balance amounted to 232 million yen and 401 million yen for the years ended March 31, 2010 and 2009, respectively.

Industrial Devices

Industrial Devices segment restructured its operations to improve efficiency and cost effectiveness mainly in Japan. Total restructuring charges amounting to 7,777 million yen included implementation of early retirement programs of 5,511 million yen and closure and integration of locations in the amount of 2,266 million yen. The ending liability balance amounted to 2,247 million yen and 1,423 million yen for the years ended March 31, 2010 and 2009, respectively.

Energy

Energy segment restructured its operations to improve cost effectiveness. Total restructuring charges amounting to 77 million yen included implementation of early retirement programs of 37 million yen and closure and integration of locations in the amount of 40 million yen. The ending liability balance amounted to 40 million yen for the year ended March 31, 2010. There was no ending liability balance for the year ended March 31, 2009.

Other

Other segment restructured its operations to improve efficiency. Total restructuring charges amounting to 14,063 million yen included early retirement programs of 8,671 million and yen and closure and integration of locations in the amount of 5,392 million yen. The ending liability balance amounted to 879 million yen and 1,838 million yen for the years ended March 31, 2010 and 2009, respectively.

(16)	Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to earnings for each of the three years ended March 31, 2012 are as follows:

	Yen (millions)
	2012	2011	2010
Research and development costs	520,217	527,798	476,903
Advertising costs	137,942	156,894	150,866
Shipping and handling costs	153,345	145,315	129,114
Depreciation	259,135	284,244	251,839

Net foreign exchange gains included in other income for the years ended March 31, 2012 and 2011 are 4,658 million yen and 12,128 million yen, respectively. Net foreign exchange losses included in other deductions for the year ended March 31, 2010 are 3,486 million yen.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

In fiscal 2012, 2011 and 2010, the Company sold, without recourse, trade receivables of 505,018 million yen, 554,243 million yen and 443,673 million yen to independent third parties for proceeds of 504,098 million yen, 553,130 million yen and 442,779 million yen, and recorded losses on the sale of trade receivables of 920 million yen, 1,113 million yen and 894 million yen, respectively. In fiscal 2012, 2011 and 2010, the Company sold, with recourse, trade receivables of 401,693 million yen, 402,359 million yen and 355,512 million yen to independent third parties for proceeds of 401,158 million yen, 401,979 million yen and 355,113 million yen, and recorded losses on the sale of trade receivables of 535 million yen, 380 million yen and 399 million yen, respectively. Those losses are mainly included in selling, general and administrative expenses. The Company is responsible for servicing most of the receivables. The amounts of trade receivables sold to independent third parties which have not been collected at March 31, 2012 and 2011 are 129,946 million yen and 153,550 million yen, respectively. Those receivables had been derecognized at March 31, 2012 and 2011. Included in trade notes receivable and trade accounts receivable at March 31, 2012 are amounts of 34,293 million yen without recourse and 33,200 million yen with recourse scheduled to be sold to independent third parties. The sale of trade receivables was accounted for under the provision of ASC 860, “Transfers and Servicing,” which provides accounting and reporting standards for transfer and servicing of financial assets and extinguishments of liabilities.

Net gain from insurance recovery related to the Great East Japan Earthquake included in other income for the year ended March 31, 2012 amounted to 5,706 million yen, which was net of loss of 9,721 million yen incurred due to the earthquake. Net loss related to the Great East Japan Earthquake included in other deductions for the year ended March 31, 2011 amounted to 9,160 million yen, which was net of insurance recovery from loss related to the earthquake of 15,430 million yen.

Net loss related to the flooding in Thailand included in other deductions for the year ended March 31, 2012 amounted to 2,513 million yen, which was net of insurance recovery from loss related to the flooding of 7,987 million yen.

Interest and income taxes paid, and noncash investing and financing activities for each of the three years ended March 31, 2012 are as follows:

	Yen (millions)
	2012	2011	2010
Cash paid:
Interest	28,636	28,308	26,301
Income taxes	76,679	75,872	51,441
Noncash investing and financing activities:
Capital leases	6,668	5,777	37,505
Treasury stock transferred under share exchange	424,010	—	—

(17)	Derivatives and Hedging Activities

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

Amounts included in accumulated other comprehensive income (loss) at March 31, 2012 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, cross currency swaps, interest rate swaps and commodity futures at March 31, 2012 and 2011 are as follows:

	Yen (millions)
	2012	2011
Forward:
To sell foreign currencies	339,271	397,580
To buy foreign currencies	376,075	225,444
Cross currency swaps	123,586	47,668
Interest rate swaps	—	31,170
Commodity futures:
To sell commodity	156,458	128,411
To buy commodity	170,101	160,483

The fair values of derivative instruments at March 31, 2012 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	56	Other current liabilities	(10,209)
Commodity futures	Other current assets	1,599	Other current liabilities	(231)

Total derivatives designated as hedging instruments under ASC 815		1,655		(10,440)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	6,774	Other current liabilities	(1,524)
Cross currency swaps	Other current assets	304	—	—
Commodity futures	Other current assets	979	Other current liabilities	(979)

Total derivatives not designated as hedging instruments under ASC 815		8,057		(2,503)

Total derivatives		9,712		(12,943)

The fair values of derivative instruments at March 31, 2011 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	252	Other current liabilities	(4,584)
Commodity futures	Other current assets	15,658	Other current liabilities	(601)

Total derivatives designated as hedging instruments under ASC 815		15,910		(5,185)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	1,619	Other current liabilities	(3,238)
Cross currency swaps	—	—	Other current liabilities	(462)
Interest rate swaps	Other current assets	0	—	—
Commodity futures	Other current assets	4,732	Other current liabilities	(4,732)

Total derivatives not designated as hedging instruments under ASC 815		6,351		(8,432)

Total derivatives		22,261		(13,617)

The effect of derivative instruments on the consolidated statement of operations for the year ended March 31, 2012 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(4,787)

Total		(4,787)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	6,510

Total		6,510

Fair value hedges resulted in gains of 1,723 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion)	Location of gain or (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	4,571	Other income (deductions)	8,070
Commodity futures	(5,154)	Cost of sales	1,486

Total	(583)		9,556

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	(94)
Commodity futures	—	—

Total		(94)

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain or (loss) recognized in operations on derivative	Amount of gain or (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	16,234
Cross currency swaps	Other income (deductions)	766
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		17,000

The effect of derivative instruments on the consolidated statement of operations for the year ended March 31, 2011 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(1,724)

Total		(1,724)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	3,181

Total		3,181

Fair value hedges resulted in gains of 1,457 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion)	Location of gain or (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	7,662	Other income (deductions)	11,501
Commodity futures	8,463	Cost of sales	1,446

Total	16,125		12,947

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	539
Commodity futures	—	—

Total		539

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain or (loss) recognized in operations on derivative	Amount of gain or (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	7,707
Cross currency swaps	Other income (deductions)	(179)
Interest rate swaps	Other income (deductions)	(23)
Commodity futures	Other income (deductions)	0

Total		7,505

The effect of derivative instruments on the consolidated statement of operations for the year ended March 31, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	41,003

Total		41,003

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(39,024)

Total		(39,024)

Fair value hedges resulted in gains of 1,979 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion)	Location of gain or (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(613)	Other income (deductions)	(4,599)
Cross currency swaps	(291)	Other income (deductions)	(16)
Commodity futures	3,611	Cost of sales	(42)

Total	2,707		(4,657)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	1,228
Cross currency swaps	—	—
Commodity futures	—	—

Total		1,228

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain or (loss) recognized in operations on derivative	Amount of gain or (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	2,950
Cross currency swaps	Other income (deductions)	(1,543)
Interest rate swaps	Other income (deductions)	(3)
Commodity futures	Other income (deductions)	0

Total		1,404

(18)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables and Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Short-term investments

The carrying amount is equal to the fair value which is estimated based on quoted market prices.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates. The Company classified advances in Level 2. The three levels of the fair value hierarchy are described below in this Note.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates. The Company classified long-term debt in Level 2. The three levels of the fair value hierarchy are described below in this Note.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2012 and 2011 are as follows:

	Yen (millions)
	2012		2011
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	483	483	—	—
Other investments and advances	310,529	310,526	409,938	410,023
Liabilities:
Long-term debt, including current portion	(1,157,393)	(1,175,868)	(1,535,858)	(1,548,251)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	452	452	1,420	1,420
To buy foreign currencies	6,378	6,378	451	451
Cross currency swaps	304	304	—	—
Interest rate swaps	—	—	0	0
Commodity futures:
To sell commodity	19	19	—	—
To buy commodity	2,559	2,559	20,390	20,390
Other current liabilities:
Forward:
To sell foreign currencies	(9,837)	(9,837)	(4,536)	(4,536)
To buy foreign currencies	(1,896)	(1,896)	(3,286)	(3,286)
Cross currency swaps	—	—	(462)	(462)
Commodity futures:
To sell commodity	(1,000)	(1,000)	(5,333)	(5,333)
To buy commodity	(210)	(210)	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The provisions of ASC 820 define fair value and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 —	Unobservable inputs for the asset or liability.

The following table represents assets and liabilities that are measured at fair value on a recurring basis at March 31, 2012 and 2011:

	Yen (millions)
	2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	225,433	—	—	225,433
Corporate and government bonds	—	1,711	—	1,711
Other debt securities	—	593	—	593

Total available-for-sale securities	225,433	2,304	—	227,737

Derivatives:
Foreign exchange contracts	—	6,830	—	6,830
Cross currency swaps	—	304	—	304
Commodity futures	2,056	522	—	2,578

Total derivatives	2,056	7,656	—	9,712

Total	227,489	9,960	—	237,449

Liabilities:
Derivatives:
Foreign exchange contracts	—	(11,733)	—	(11,733)
Commodity futures	(753)	(457)	—	(1,210)

Total derivatives	(753)	(12,190)	—	(12,943)

Total	(753)	(12,190)	—	(12,943)

	Yen (millions)
	2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	313,813	—	—	313,813
Corporate and government bonds	—	2,201	—	2,201
Other debt securities	—	546	—	546

Total available-for-sale securities	313,813	2,747	—	316,560

Derivatives:
Foreign exchange contracts	—	1,871	—	1,871
Interest rate swaps	—	0	—	0
Commodity futures	18,564	1,826	—	20,390

Total derivatives	18,564	3,697	—	22,261

Total	332,377	6,444	—	338,821

Liabilities:
Derivatives:
Foreign exchange contracts	—	(7,822)	—	(7,822)
Cross currency swaps	—	(462)	—	(462)
Commodity futures	(2,427)	(2,906)	—	(5,333)

Total derivatives	(2,427)	(11,190)	—	(13,617)

Total	(2,427)	(11,190)	—	(13,617)

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

The following table presents assets and liabilities that are measured at fair value on a nonrecurring basis for the years ended March 31, 2012 and 2011:

	Yen (millions)
	2012
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(8,831)	29,349	—	—	29,349
Long-lived assets	(399,259)	—	—	227,311	227,311
Goodwill	(163,902)	—	—	87,379	87,379
Liabilities:
Other accrued expenses	(48,000)	—	—	(48,000)	(48,000)

	Yen (millions)
	2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(8,318)	23,196	—	2,933	26,129
Long-lived assets	(34,692)	—	—	31,114	31,114

During the year ended March 31, 2012, the Company classified most of assets and liabilities described above in Level 3 as the Company used unobservable inputs to value these assets and liabilities when recognizing impairment losses related to the assets and accrued expenses related to the liabilities. The fair value for the major assets and liabilities was measured through repurchase cost method, excess earnings method, relief-from-royalty method, discounted cash flow method, guideline public company method, and guideline merged and acquired company method. The Company classified certain investments in Level 1 as the Company used an unadjusted quoted market price in active markets as input to value the investment.

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

The following table presents assets and liabilities that are measured at fair value on a nonrecurring basis in Level 3 for the three months ended March 31, 2012:

Yen (millions)
For the three months ended March 31, 2012
	Fair value at March 31, 2012	Valuation technique	Unobservable inputs	Range
Assets:
Long-lived assets	212,821	Repurchase cost method	Residual value ratio	12.2%-43.9%
		Excess earnings method	Discount rate	8.0%-15.0%
		Relief-from-royalty method	Discount rate	8.0%-15.0%

Goodwill	76,911	Discounted cash flow method	Weighted average cost of capital	5.4%-7.9%
		Guideline public company method	EBITDA multiple	4.4-8.3
		Guideline merged and acquired company method	EBITDA multiple	9.0-10.0

(19)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, as discussed in Note 16, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At March 31, 2012, the maximum amount of undiscounted payments the Company would have to make in the event of default was 31,008 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2012 was immaterial.

As discussed in Note 6, in connection with the sale and leaseback of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At March 31, 2012, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 8,960 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at March 31, 2012 was 3,083 million yen.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2012 and 2011 are summarized as follows:

	Yen (millions)
	2012	2011
Balance at beginning of year	55,304	51,306
Liabilities accrued for warranties issued during the period	41,094	47,644
Warranty claims paid during the period	(34,013)	(35,885)
Changes in liabilities for pre-existing warranties during the period, including expirations	(4,246)	(7,761)

Balance at end of year	58,139	55,304

At March 31, 2012, commitments outstanding for the purchase of property, plant and equipment approximated 22,461 million yen. Certain subsidiaries are under contracts to purchase specific raw materials until 2020. At March 31, 2012, commitments outstanding for this contract approximated 74,754 million yen.

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (PCB equipment) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. At March 31, 2012, the Company has accrued estimated total cost of 5,167 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management’s best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased land are not specified and there are no plans to undertake relocation in the future. Therefore the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations.

Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In October 2009, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect to alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has paid a fine to the U.S. Department of Justice and the Competition Bureau Canada for the year ended March 31, 2011 to resolve alleged antitrust violations relating to compressors for refrigerator use. In December 2011, the Company received notification of a European Commission Decision and paid a fine on refrigerator compressors for the year ended March 31, 2012. The Company has been cooperating with various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. The ability to predict the outcome of these actions and proceedings is difficult to assess given that certain of the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties or taking place in jurisdictions outside of Japan where the laws are complex or unclear. Accordingly, the Company is unable to estimate the losses or range of losses for the actions and proceedings where there is only a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that unfavorable outcome, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(20)	Segment Information

In accordance with the provisions of ASC 280, the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

The Company restructured its Group organization on January 1, 2012 resulting in the number of reportable segments from six to eight. “AVC Networks” provides imaging equipment such as flat-panel TVs, AVC network equipment including Blue-ray Disc recorders, digital cameras and notebook PCs as well as projectors, airplane AV systems and other business-use AV equipment. “Appliances” delivers products and services that meet customer needs in the homemaking, cooking, beauty and grooming and health, cooling and heating, hot water supply, and cold chain equipment fields. “Systems & Communications” is comprised of the system network and mobile communications businesses. “Eco Solutions” is comprised of four business groups, which are the lighting business, the energy systems business, the housing systems business, and the environmental systems business. “Automotive Systems” operates in wide-ranging fields such as car-use-multimedia-related equipment, eco-car-related equipment and electrical components. “Industrial Devices” covers a wide range of products such as electronic components, electronic materials, semiconductors, and optical devices. “Energy” develops a broad energy-based business including solar photovoltaic systems and lithium-ion batteries where use is also expanding from consumer to storage, in-car, and other fields. “Other” provides a variety of healthcare-related products and services, manufacturing systems for electronic component mounting, ‘eco ideas’ homes through each of its detached housing, asset and property management, and home remodeling businesses.

By Segment:

Segment information for fiscal 2011 and fiscal 2010 has been reclassified to conform to the presentation for fiscal 2012. Information by segment for each of the three years ended March 31, 2012 is shown in the tables below:

	Yen (millions)
	2012	2011	2010
Sales:
AVC Networks:
Customers	1,451,410	1,812,495	1,874,278
Intersegment	262,065	344,264	310,578

Total	1,713,475	2,156,759	2,184,856
Appliances:
Customers	1,133,104	1,074,046	941,176
Intersegment	401,079	408,834	333,119

Total	1,534,183	1,482,880	1,274,295
System & Communications:
Customers	637,931	717,541	772,201
Intersegment	202,929	220,606	231,783

Total	840,860	938,147	1,003,984
Eco Solutions:
Customers	1,256,633	1,253,165	1,059,616
Intersegment	269,180	273,377	251,488

Total	1,525,813	1,526,542	1,311,104
Automotive Systems:
Customers	624,878	573,170	550,178
Intersegment	28,369	38,462	23,902

Total	653,247	611,632	574,080
Industrial Devices:
Customers	1,152,872	1,354,817	1,216,981
Intersegment	251,698	316,138	312,564

Total	1,404,570	1,670,955	1,529,545
Energy:
Customers	319,877	315,495	104,447
Intersegment	295,008	321,520	236,469

Total	614,885	637,015	340,916
Other:
Customers	1,269,511	1,591,943	899,103
Intersegment	611,350	712,827	649,494

Total	1,880,861	2,304,770	1,548,597
Eliminations	(2,321,678)	(2,636,028)	(2,349,397)

Consolidated total	7,846,216	8,692,672	7,417,980

	Yen (millions)
	2012	2011	2010
Profit (loss):
AVC Networks	(67,853)	27,342	14,572
Appliances	81,470	84,032	56,363
Systems & Communications	17,341	47,558	37,860
Eco Solutions	58,859	57,905	30,348
Automotive Systems	4,941	22,678	22,307
Industrial Devices	(16,599)	69,940	55,400
Energy	(20,880)	(15,232)	711
Other	23,576	60,850	22,381
Corporate and eliminations	(37,130)	(49,819)	(49,489)

Total segment profit	43,725	305,254	190,453

Interest income	13,388	11,593	12,348
Dividends received	6,129	6,323	6,746
Other income	44,124	59,050	47,896
Interest expense	(28,404)	(27,524)	(25,718)
Impairment losses of long-lived assets	(399,259)	(34,692)	(79,259)
Goodwill impairment	(163,902)	—	(3,745)
Other deductions	(328,645)	(141,197)	(178,036)

Consolidated income (loss) before income taxes	(812,844)	178,807	(29,315)

	Yen (millions)
	2012	2011	2010
Identifiable assets:
AVC Networks	848,999	1,208,534	1,228,951
Appliances	716,387	745,116	767,730
Systems & Communications	516,300	503,390	534,504
Eco Solutions	893,430	922,079	940,574
Automotive Systems	287,390	235,177	259,610
Industrial Devices	1,035,572	1,142,202	1,212,212
Energy	908,644	1,140,545	1,210,992
Other	776,412	1,009,532	1,075,235
Corporate and eliminations	617,921	916,295	1,128,249

Consolidated total	6,601,055	7,822,870	8,358,057

Depreciation and amortization:
AVC Networks	58,123	68,480	63,033
Appliances	33,021	34,083	29,038
Systems & Communications	11,052	12,869	13,760
Eco Solutions	34,822	34,493	42,075
Automotive Systems	7,528	7,463	6,295
Industrial Devices	74,961	78,597	69,907
Energy	68,355	76,069	30,885
Other	34,958	39,560	23,985
Corporate and eliminations	14,770	15,392	19,036

Consolidated total	337,590	367,006	298,014

Capital investment:
AVC Networks	53,223	138,476	239,494
Appliances	44,754	34,008	24,663
Systems & Communications	11,886	17,222	10,181
Eco Solutions	32,476	32,270	37,424
Automotive Systems	6,216	4,849	3,568
Industrial Devices	74,714	81,655	47,820
Energy	55,370	81,250	66,195
Other	28,804	37,051	22,922
Corporate and eliminations	23,359	25,404	12,052

Consolidated total	330,802	452,185	464,319

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Depreciation and amortization include amortization of intangibles, but exclude amortization of deferred bond issuance expenses.

Capital investment consists of purchases of property, plant and equipment, and intangibles on an accrual basis.

Intangibles mainly represent patents and know-how, and software.

By Geographical Area:

Sales attributed to countries based upon the customer’s location and property, plant and equipment are as follows for each of the three years ended March 31, 2012:

	Yen (millions)
	2012	2011	2010
Sales:
Japan	4,162,025	4,514,246	3,994,379
North and South America	966,527	1,070,833	917,898
Europe	743,547	857,192	771,251
Asia and Others	1,974,117	2,250,401	1,734,452

Consolidated total	7,846,216	8,692,672	7,417,980

United States included in North and South America	804,012	904,968	781,264
China included in Asia and Others	1,043,036	1,178,010	903,531

Property, plant and equipment:
Japan	1,339,115	1,509,705	1,571,914
North and South America	36,739	36,738	42,215
Europe	39,607	45,714	48,444
Asia and Others	318,822	291,152	293,448

Consolidated total	1,734,283	1,883,309	1,956,021

There are no individually material countries which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States and China on sales.

Transfers between segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for each of the three years ended March 31, 2012.

(21)	Equity Transactions with Noncontrolling Interests

Net income (loss) attributable to Panasonic Corporation and transfers (to) from the noncontrolling interests for each of the three years ended March 31, 2012 are as follows:

	Yen (millions)
	2012	2011	2010
Net income (loss) attributable to Panasonic Corporation	(772,172)	74,017	(103,465)
Transfers (to) from the noncontrolling interests:
Increase (decrease) in capital surplus for purchase of additional shares in consolidated subsidiaries primarily for the purpose of conversion into wholly-owned subsidiaries	19,101	(109,326)	(8,240)

Total	19,101	(109,326)	(8,240)

Change from net income (loss) attributable to Panasonic Corporation and transfers (to) from the noncontrolling interests	(753,071)	(35,309)	(111,705)

The Company conducted tender offers in October 2010 to purchase additional common shares of PEW and SANYO. As a result, the equity ownership of the Company in PEW and SANYO became approximately 84% and 81%, respectively. On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries through share exchanges. The difference between cash consideration paid or the fair value of the shares of the Company delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus.

In June 2010, the Company purchased the noncontrolling interests of IPS Alpha Technology, Ltd., whose name was subsequently changed to Panasonic Liquid Display Co. Ltd.

Schedule II

PANASONIC CORPORATION

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2012, 2011 and 2010

		Add	Deduct		Add (deduct)
	Balance at beginning of period	Charged to income	Bad debts written off	Reversal	Cumulative translation adjustments	Balance at end of period
Allowance for doubtful receivables:
2012	21,860	12,162	1,648	4,696	(1,074)	26,604
2011	24,158	4,392	1,835	3,919	(936)	21,860
2010	21,131	10,862	4,234	3,623	22	24,158

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2010]

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on September 11, 2006]

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) [incorporated by reference to the Annual Report on Form 20-F (File No. 001-06784) filed on June 30, 2009]

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) as Depositary and all owners and holders from time to time of American Depositary Receipts [incorporated by reference to the Registration Statement on Form F-6 (File No. 333-12694) filed on October 4, 2000] and form of Amendment No.1 to Deposit Agreement among such parties, including the form of American Depositary Receipt [incorporated by reference to Post-effective Amendment No.1 to the Registration Statement on From F-6 (File No. 333-133099) filed on September 30, 2008]

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

PANASONIC CORPORATION
(Registrant)

Date: June 28, 2012	By	/s/ Masahito Yamamura
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